Form 20-F
period 2019-12-31
Afya Ltd
filed 2020-04-20
CIK 1771007

As filed with the Securities and Exchange Commission on April 20, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38992

AFYA LIMITED

(Exact Name of Registrant as Specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Cayman Islands

(Jurisdiction of Incorporation or Organization)

Alameda Oscar Niemeyer, No. 119, Room 504

Vila da Serra, Nova Lima

Minas Gerais – MG, Brazil
(Address of principal executive offices)

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Tel.:  +55 (31) 3515-7550 Email: ir@afya.com.br
Alameda Oscar Niemeyer, No. 119, Room 504
Vila da Serra, Nova Lima, Minas Gerais
Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, nominal value of US$0.00005	Nasdaq Global Select Market

____________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2019	89,744,275 shares of common stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act.  Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file
reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐   No ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-
accelerated filer or an emerging growth company.  See definitions of “large accelerated filer,” “accelerated filer,” and
“emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial
Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act).
Yes ☐   No ☒

i

ii

INDEX TO FINANCIAL STATEMENTS F-1

iii

PART I

INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this annual report to “Afya Brazil” refer to Afya Participações S.A. (formerly NRE Participações S.A.); all references in this annual report to “BR Health” refer to BR Health Participações S.A.; and all references in this annual report to “Medcel” refer to Guardaya Empreendimentos e Participações S.A., or Guardaya, and its subsidiaries Medcel Editora e Eventos S.A., or Medcel Editora, and CBB Web Serviços e Transmissões On Line S.A., or CBB Web.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

Financial Information

Afya is a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies and incorporated on March 22, 2019. Afya became the holding company of Afya Brazil, formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described in note 1 to our audited consolidated financial statements (as defined below) and in Item 4. Information on the Company—A.History and Development of the Company—Our Pre-IPO Corporate Reorganization.

Until the contribution of Afya Brazil’s shares to us, we did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Subsequent to the completion of the corporate reorganization, we began to consolidate financial information in order to reflect the operations of Afya Brazil.

As a result, the audited consolidated financial statements prepared by Afya subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of Afya. Accordingly, our audited consolidated financial statements included elsewhere in this annual report on form 20-F reflect: (i) the historical operating results of Afya Brazil prior to such reorganization; (ii) the consolidated results of Afya and Afya Brazil following the reorganization; and (iii) the assets and liabilities of Afya Brazil at their historical cost.

The consolidated financial information of Afya and Afya Brazil contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, 2018 and 2017, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Afya’s consolidated financial statements included elsewhere in this annual report.

Afya is a holding company, and as such, the primary source of revenue derives from its interest on its operational companies in Brazil. As a result, Afya’s functional currency as well as of its subsidiaries is the Brazilian real. We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Summary consolidated historical financial data have been derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial results of IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., or IPTAN, Instituto de Educação Superior do Vale do Parnaíba S.A., or IESVAP, Centro de Ciências em Saúde de Itajubá S.A., or CCSI, Instituto de Ensino Superior do Piauí S.A., or IESP, FADEP—Faculdade Educacional de Pato Branco Ltda., or FADEP, Medcel, Instituto Educacional Santo

Agostinho S.A., or FASA, Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda., or IPEMED, and Instituto Paraense de Educação e Cultura Ltda, or IPEC (and together with IPTAN, IESVAP, CCSI, IESP, FADEP, Medcel, FASA and IPEMED, the “Acquired Companies”), are included in our historical results for the periods following the closing of each such transaction, meaning April 26, 2018, April 26, 2018, May 30, 2018, November 27, 2018, December 5, 2018, March 29, 2019, April 3, 2019, May 9, 2019 and August 13, 2019, respectively. Except as otherwise indicated, the financial results of UniRedentor – Sociedade Universitária Redentor are not reflected in the summary consolidated historical financial data included elsewhere in this annual report as the consummation of the acquisition of such entity occurred after the fiscal year ended December 31, 2019.

Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31.

Historical undergraduate programs combined tuitions fees

The term “historical undergraduate programs combined tuitions fees” refers to the sum equal to the total tuition fees charged to undergraduate students, as recorded in the historical operating information of Afya Brazil and the Acquired Companies, since the consummation of their respective acquisition.

The historical undergraduate programs combined tuitions fees information included elsewhere in this annual report (i) was derived from historical operating information for Afya Brazil and for each of the Acquired Companies since the consummation of their respective acquisition; (ii) is akin to gross tuition fees charged to undergraduate students; (iii) differs from the tuition fees set forth in our audited consolidated financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships; and (iv) does not represent net revenue as disclosed in our audited consolidated financial statements included elsewhere in this annual report. For the years ended December 31, 2019, 2018 and 2017, historical undergraduate programs combined tuitions fees charged to undergraduate students by us were R$794.3 million, R$345.8 million and R$220.3 million, respectively. Historical undergraduate programs combined tuitions fees does not include tuition fees we charge graduate students.

Our limited consolidated operating history and recent acquisitions may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. We experienced rapid and significant expansion in the years ended December 31, 2019 and 2018 due to the effects of the acquisition of the Acquired Companies.

Because the historical and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, investors may have limited financial and operational information on which to evaluate us and their investment decision. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.”

The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuitions fees information included elsewhere in this annual report, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions.

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Central Bank on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Central Bank offer exchange rate published on March 31, 2020, which was R$5.199 per US$ 1.00 and was materially different from the exchange rate as of December 31, 2019, the date of our most recent balance sheet (which was R$4.031 to US$1.00 as of December 31, 2019). No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate. See “Item 3. Key Information––A. Selected Financial Data––Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

Market Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, a report by a third-party consulting firm commissioned by us, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Organisation for Economic Co-operation and Development, or OECD, the Brazilian Ministry of Education (Ministério da Educação), or MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or the INEP, the Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada), or the IPEA as well as private sources, such as Bloomberg, consulting and research companies in the Brazilian and international education industry, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or FGV/IBRE, the Association of American Medical Colleges, or AAMC among others.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the market and industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30 (the end of our second fiscal quarter), and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Forward-Looking Statements

This annual report on Form 20-F contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things, our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our ability to implement our business strategy;
•	changes in government regulations applicable to the education industry in Brazil, both in the traditional and distance learning segments;
•

government interventions in education industry programs, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

•

changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;

•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
•	the availability of government authorizations on terms and conditions and within periods acceptable to us;
•	our ability to continue attracting and retaining new students;
•	our ability to maintain the academic quality of our programs;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•	the availability of qualified personnel and the ability to retain such personnel;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholders;
•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;

•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	our ability to maintain our classification as an emerging growth company under the JOBS Act;
•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting;
•	health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic and measures taken in response; and
•	the other factors discussed under section “Risk factors” in this annual report on Form 20-F.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements.  The accompanying information contained in this annual report on Form 20-F, including without limitation the information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences. In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this annual report on Form 20-F not to occur.

Our forward-looking statements speak only as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.               Selected Financial Data

The following table sets forth selected consolidated historical financial data of Afya as of and for the years ended December 31, 2019, 2018 and 2017. The selected consolidated historical financial data has been derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial results of the Acquired Companies are included in our historical results for the periods following the closing of each such transaction, respectively. See “Part I––Introduction––Financial Information.”

The selected audited consolidated historical financial data should be read in conjunction with “Part I – Introduction––Financial Information,” “Item 5. Operating and Financial Review and Prospects,” our audited consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report.

The selected audited consolidated historical financial data presented in this annual report may not be indicative of future performance.

	Historical Afya		Historical Afya Brazil
	For the Year Ended December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
Income Statement Data
Net revenue	144.4	750.6	333.9	216.0
Cost of services	(59.4)	(308.9)	(168.1)	(124.1)
Gross profit	85.0	441.8	165.9	91.9
General and administrative expenses	(46.0)	(239.1)	(70.0)	(45.4)
Other income, net	0.5	2.6	0.6	2.8
Operating income	39.5	205.3	96.4	49.3
Finance income	9.9	51.7	10.4	5.2
Finance expenses	(13.9)	(72.4)	(8.2)	(3.6)
Finance result	(4.0)	(20.7)	2.3	1.6
Share of income of associate	0.5	2.4	—	—
Income before income taxes	36.0	186.9	98.7	51.0
Income taxes expense	(2.7)	(14.2)	(4.0)	(2.5)
Net income	33.2	172.8	94.7	48.5
Income attributable to:
Equity holders of the parent	29.6	153.9	86.3	45.4
Non-controlling interests	3.6	18.8	8.4	3.1
Earnings per share:(2)	US$(1)	R$
Basic earnings per share
Common shares	0.40	2.03	1.84	1.41
Diluted earnings per share
Common shares	0.40	2.02	1.81	1.41

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Considers the retrospective effects from the contribution of the shareholders of Afya Brazil to us in a 1-to-28 exchange for the shares of Afya Brazil contributed to us.

	Historical Afya		Historical Afya Brazil
	As of December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
Balance Sheet Data:
Assets
Current assets
Cash and cash equivalents	181.4	943.2	62.3	25.5
Restricted cash	2.8	14.8	—	—
Trade receivables	24.1	125.4	58.4	28.5

	Historical Afya		Historical Afya Brazil
	As of December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
Inventories	0.8	3.9	1.1	0.4
Related parties	—	—	—	2.6
Recoverable taxes	1.2	6.5	2.3	1.6
Derivatives	—	—	0.6	—
Other assets	3.4	17.9	8.9	1.8
Total current assets	213.8	1,111.8	133.5	60.5

Non-current assets
Restricted cash	0.4	2.1	18.8	—
Trade receivables	1.9	9.8	5.2	2.3
Related parties	—	—	1.6	1.0
Derivatives	—	—	0.7	—
Other assets	3.3	17.3	10.4	2.7
Property and equipment	26.8	139.3	65.8	32.5
Investment in associate	8.8	45.6	—	—
Right-of-use assets(2)	52.8	274.3	—	—
Intangible assets	252.4	1,312.3	682.5	4.7
Total non-current assets	346.4	1,800.7	784.9	43.1
Total assets	560.2	2,912.5	918.4	103.6
Liabilities
Current liabilities
Trade payables	3.4	17.6	8.1	6.7
Loans and financing	10.3	53.6	26.8	1.2
Derivatives	0.1	0.8	—	—
Lease liabilities(2)	4.4	22.7	—	—
Accounts payable to selling shareholders	25.4	131.9	88.9	—
Advances from customers	7.1	36.9	13.7	8.3
Labor and social obligations	9.0	46.8	32.0	18.3
Taxes payable	3.7	19.4	6.5	1.6
Income taxes payable	0.6	3.2	0.3	1.0
Dividends payable	—	—	4.1	14.9
Other liabilities	0.1	0.4	2.0	—
Total current liabilities	64.1	333.2	182.3	51.9
Non-current liabilities
Loans and financing	1.3	6.8	51.0	2.7
Lease liabilities(2)	50.4	261.8	—	—
Accounts payable to selling shareholders	32.4	168.4	88.9	—
Taxes payable	4.1	21.3	0.2	0.4
Provision for legal proceedings	1.0	5.3	3.5	1.7
Related parties	—	—	—	0.1
Other liabilities	0.4	2.0	2.2	—
Total non-current liabilities	89.5	465.5	145.7	4.9
Total liabilities	153.6	798.7	328.1	56.9

	Historical Afya	Historical Afya Brazil
	As of December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
Equity
Share capital	—	—	315.0	66.5
Additional paid-in capital	371.4	1,931.0	125.0	(63.6)
Share-based compensation reserve	3.5	18.1	2.2	—
Earnings reserves	22.3	115.9	59.8	43.2
Equity attributable to equity holders of the parent	397.2	2,065.1	502.0	46.1
Non-controlling interests	9.4	48.6	88.4	0.7
Total equity	406.6	2,113.7	590.4	46.8
Total liabilities and equity	560.2	2,912.5	918.4	103.6

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information— Selected Financial Data —Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	On January 1, 2019 we adopted IFRS 16. See note 2.4 to our audited consolidated financial statements.

Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.

We calculate our Adjusted EBITDA as net income plus/minus finance result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus payment of lease liabilities, plus share-based compensation expense plus/minus non-recurring expenses. We calculate our Operating Cash Conversion Ratio as the cash flows from operations plus/minus payment of lease liabilities divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA because we believe this measures provides investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Adjusted EBITDA and Operating Cash Conversion Ratio

	For the Year Ended December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
	(except percentages)
Adjusted EBITDA	56.5	293.7	119.9	57.3
Operating Cash Conversion Ratio	96.5%	96.5%	71.7%	70.5%

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information— Selected Financial Data —Exchange Rates” for further information about recent fluctuations in exchange rates.

Reconciliation of Non-GAAP Financial Measures

The following tables set forth the Adjusted EBITDA reconciliation to our net income and the Operating Cash Conversion Ratio reconciliation to our cash flow from operations for the years ended December 31, 2019, 2018 and 2017, in each case, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP measures, please see “Item 3. A. Selected Financial Data—non-GAAP Financial Measures.”

Reconciliation between Net Income and Adjusted EBITDA

	Historical Afya	Historical Afya Brazil
	For the Year Ended December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
Net income	33.2	172.8	94.7	48.5
Finance result	4.0	20.7	(2.3)	(1.6)
Income taxes expense	2.7	14.2	4.0	2.5
Depreciation and amortization	14.1	73.2	9.1	4.0
Interest received(2)	1.9	9.7	4.4	3.2
Payment of lease liabilities(3)	(7.7)	(39.8)	—	—
Share-based compensation expense	3.5	18.1	2.2	—
Non-recurring expenses(4):
Integration of new companies(5)	1.3	6.8	3.4	—
M&A advisory and due diligence(6)	0.2	1.2	0.4	—
Expansion projects(7)	0.9	4.7	0.4	0.5
Restructuring expenses(8)	2.3	12.1	3.7	0.2
Adjusted EBITDA	56.5	293.7	119.9	57.3

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information— Selected Financial Data —Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Consists of interest received on late payments of monthly tuition fees.
(3)	Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.
(4)

We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.

(5)	Consists of expenses related to the integration of newly acquired schools.
(6)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(7)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(8)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Reconciliation between Cash Flow from Operations and Operating Cash Conversion Ratio

	Historical Afya/Afya Brazil
	For the Year Ended December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
	(except percentages)
Cash flow from operations	57.6	299.2	80.3	39.9
Payment of lease liabilities(2)	(7.7)	(39.8)	—	—
Net cash flows from operating activities	49.9	259.4	80.3	39.9
Adjusted EBITDA	56.5	293.7	119.9	57.3
Non-recurring expenses(3)
Integration of new companies(4)	1.3	6.8	3.4	—
M&A advisory and due diligence(5)	0.2	1.2	0.4	—
Expansion projects(6)	0.9	4.7	0.4	0.5
Restructuring expenses(7)	2.3	12.1	3.7	0.2
Adjusted EBITDA ex. non-recurring expenses	51.7	268.9	112.0	56.6
Operating Cash Conversion Ratio(8)	96.5%	96.5%	71.7%	70.5%

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information— Selected Financial Data —Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Consists of payment of lease liabilities recorded under IFRS 16 as from January 1, 2019.
(3)

We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.

(4)	Consists of expenses related to the integration of newly acquired schools.
(5)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(6)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(7)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(8)	We calculate Operating Cash Conversion Ratio as the cash flows from operations plus/minus payment of lease liabilities divided by Adjusted EBITDA plus/minus non-recurring expenses.

Operating Data (Historical)

	As of December 31,
	2019	2018	2017
Educational Level
Undergraduate medical degree students	6,597	4,540	2,070
Other non-medical undergraduate courses students	17,372	15,180	8,094
Total undergraduate students(1)	23,969	19,720	10,164
Preparatory courses(2)	12,803	—	—
Medical Specializations(3)	1,588	—	—
Total students	38,360	19,720	10,164
Operating undergraduate medical school campuses(4)	13	9	4
Approved undergraduate medical school campuses(4)	20	9	4
Operating medical school seats (5)	1,222	917	420
Approved medical school seats(4) (6)	1,572	1,167	420

(1)	Excludes students that have not, by the beginning of the next school semester, paid monthly tuition fees which are due and payable.
(2)

Medcel only. Excludes (i) students that have not paid monthly fees within 30 days of becoming due and payable, and (ii) students that have cancelled their preparatory courses subscription. The information in this table as it relates to Medcel is as of December 31, 2019 only and does not set forth information as of December 31, 2018 and 2017, as we acquired Medcel on March 29, 2019. The information in this table, as it relates to Medcel, is based on data provided to Afya Brazil by Medcel. We believe it is reliable, but we are continuing to integrate Medcel into our consolidated operations.

(3)	Refers to specialized medical courses for doctors.
(4)

Approved undergraduate medical school campuses and approved medical school seats refer to our total number of undergraduate medical school campuses and seats approved by MEC for the periods indicated, whether or not operating. All our undergraduate medical school operating campuses and medical school seats are also approved undergraduate medical school campuses and medical school seats, however not all of our approved undergraduate medical school campuses and medical school seats are operating undergraduate medical school campuses and medical school seats.

(5)

With the acquisition of Uniredentor  on January 31, 2020 and, assuming the consummation of UniSL’s acquisition (which is subject to customary conditions precedent (which includes approval from antitrust authorities)), our number of operating medical school seats increases to 1,516.

(6)

With the acquisition of Uniredentor on January 31, 2020 and, assuming the consummation of UniSL’s acquisition (which is subject to customary conditions precedent (which includes approval from antitrust authorities)), our number of approved medical school seats increases to 1,866.

Other Data

Historical undergraduate programs combined tuitions fees*

The following table sets forth information that was derived from historical operating information for Afya Brazil and for each of the Acquired Companies since the consummation of their respective acquisition. It does not represent net revenue as disclosed in our audited consolidated financial statements as net revenue, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarship.

	For the Year Ended December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
	(except percentages)
Medical school programs	105.8	550.2	253.4	143.0
Other undergraduate health sciences programs	18.9	98.5	44.9	34.4
Other undergraduate programs(2)	28.0	145.6	47.4	42.9
Undergraduate programs combined tuitions fees	152.8	794.3	345.8	220.3
% Medicine(3)	69.3%	69.3%	73.3%	64.9%
% Health sciences programs(4)	81.7%	81.7%	86.3%	80.5%

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information— Selected Financial Data —Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Represents historical undergraduate programs combined tuitions fees of all non-health sciences undergraduate programs, excluding fees from periods prior to the acquisition of the relevant subsidiary.
(3)	Calculated as medical school programs divided by the historical undergraduate programs combined tuitions fees.
(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the historical undergraduate programs combined tuitions fees.

*              Historical undergraduate programs combined tuition fees is the sum equal to the total tuition fees charged to undergraduate students, as derived from historical operating information of Afya Brazil and the Acquired Companies for the years ended December 31, 2019, 2018 and 2017. For the years ended December 31, 2019, 2018, and 2017, the historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$794.3 million, R345.8 million and R$220.3 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students. We present historical undergraduate programs combined tuition fees because, given our limited operating history and that our historical financial information and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, we believe it may help investors assess the past operating results of the Acquired Companies as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present historical undergraduate programs combined tuition fees as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees set forth in our financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships which is presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also includes revenue from admission fees and income from leases, among others. The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions. For further information, see ““Part I – Introduction—Financial Information— Historical Undergraduate Programs Combined Tuition Fees.”

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The monthly and annual average rates are calculated by using the average of reported exchange rates by the Central Bank on each day during a monthly period and on the last day of each month during an annual period, respectively. As of April 17, 2020, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.257 per US$1.00.

Year	Period-end	Average(1)	Low(2)	High(3)
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
October 2019	4.004	4.087	3.979	4.174
November 2019	4.224	4.155	3.979	4.260
December 2019	4.031	4.110	4.031	4.226
January 2020	4.270	4.149	4.021	4.270
February 2020	4.499	4.341	4.238	4.499
March 2020	5.199	4.884	4.488	5.199
April 2020 (through April 17, 2020)	5.257	5.222	5.078	5.300

Source: Central Bank.
(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

B.               Capitalization and Indebtedness

Not applicable.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.               Risk Factors

Certain Risks Relating to Our Business and Industry

We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives.

We expect to continue to acquire medical higher education institutions as part of our strategy to expand our operations, including through acquisitions that may be material in size and/or of strategic relevance. We cannot assure you that we will continue to be able to identify post-secondary education institutions focused on medicine that provide suitable acquisition opportunities, or to acquire such institutions on favorable terms when necessary.

In addition, our previous and any future acquisitions involve a number of risks and challenges that may have a material adverse effect on our business and results, including the following:

•	the acquisition may not contribute to our commercial strategy or the image of our institution;
•

a future acquisition may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the acquisition;

•

we may face contingent and/or successor liabilities (either currently known or unknown to us) in connection with, among others things, (i) judicial and/or administrative proceedings of the acquired institutions, including but not limited to, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement;

•	the acquisition process may require additional funds and/or may be time consuming, and the attention of our management may be diverted from their day-to-day responsibilities and our operations;
•	our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process;
•	the business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;
•	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, financial systems, distribution or operating procedures;
•	certain acquisitions may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation;
•

the acquisitions may generate goodwill, the impairment of which will result in the reduction of our net income and dividends, and our financial statements may be affected as a result of the application of our accounting policies to the results of our acquisitions;

•

the transfer of management of the target institution resulting from a change of control or corporate restructuring must be notified to the MEC within 60 days from the consummation of the acquisition, and MEC may impose additional restrictions on its reaccreditation; and

•

we may be unable to provide the acquired company with the necessary resources to support its operations and if, by the time of the reaccreditation of the acquired company with the MEC, the MEC finds that we have failed to meet any applicable reaccreditation requirements, it may impose additional restrictions or conditions on the reaccreditation of the acquired company.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.

In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. In particular, the social distancing policies currently in place in Brazil resulting from the COVID-19 outbreak may place additional challenges for an expedited and timely integration of such acquired companies with our existing business. As of the date of this annual report, we have fully integrated the operations of six of our acquisitions and are in the process of integrating the operations of other five of our acquisitions with our existing business (IESP, IPEMED, Medcel Editora, CBB Web and Uniredentor). The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experience and from different corporate cultures, and our relationship with current and new employees, including professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the acquired companies. If we are not able to manage our expanded operations and these integrations effectively, our business could be materially adversely affected.

As of the date of this annual report, we cannot anticipate the effect that the COVID-19 pandemic and related measures taken in response to that may have in our ability to find, originate and consummate new acquisitions and the willingness of prospective sellers to engage in negotiations with us. For further information regarding the impact of the ongoing COVID-19 pandemic into our business, see “—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, may adversely affect our business.”

Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us.

A significant portion of our historical undergraduate programs combined tuitions fees are currently concentrated in the tuition fees we charge for our medical courses and other health sciences programs across our network. For the years ended December 31, 2019, 2018 and 2017, 81.7%, 86.3% and 80.5%, respectively, of total historical undergraduate programs combined tuitions fees were derived from tuition fees we or our subsidiaries charged for medical courses and other health sciences programs. Therefore, economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.

Some of our students finance their tuition fees through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES) created by the Brazilian federal government, and operated through the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação, or FNDE), which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. As of 2018, we have adhered to the “New FIES,” a new federal program aimed at providing student financing. Similar to the FIES, the New FIES provides financial support for low-income students throughout Brazil, in particular in the North, Northeast and Midwest regions. As a result, our exposure to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, which we calculate by dividing the sum of the historical undergraduate programs combined tuitions fees financed through FIES by total historical undergraduate programs combined tuitions fees, was 9.4%, 13.0% and 9.5% of total historical undergraduate programs combined tuitions fees as of December 31, 2019, 2018 and 2017, respectively.

Should (i) the Brazilian federal government terminate or reduce the transfer of monthly payments to our institutions that participate in FIES or New FIES, (ii) the students benefiting from FIES or New FIES fail to meet the requirements for enrollment in the programs or (iii) the Brazilian federal government extend the term to make reimbursements under FIES or New FIES or adversely change their rules, our results of operations and cash flow may be materially adversely affected. We may also experience a decline in revenues and a decline in the number of students at our campuses from the FIES and the New FIES programs.

Moreover, recent changes to the rules to renew FIES contracts, as well as the shutdown of the system to enter into new student financing agreements, may negatively affect the number of students enrolled in our courses, causing a reduction in our revenues. For more information regarding the changes to FIES contracts, see “Item 4. Information on the Company—Business Overview—Regulatory Overview.”

If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.

Some of our students participate in the University for All Program (Programa Universidade para Todos, or PROUNI program). Through the PROUNI program, the Brazilian federal government grants a number of full and partial scholarships to low-income post-secondary education students. As a result of our participation in the PROUNI program, we benefit from certain federal tax exemptions relating to bachelor’s and associate’s degree programs, such as (i) income tax, (ii) Social Contribution Tax on Gross Revenue (Programa de Integração Social, or PIS), (iii) Social Security Financing Tax on Gross Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS), and (iv) Social Contribution Tax on Net Profit (Contribuição Social sobre o Lucro Líquido, or CSLL), regarding our revenues from undergraduate and associate programs.

We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for a percentage of students who paid their tuition in the previous year, granting partial scholarships, submitting to MEC semi-annual records of attendance, achievement and drop-out of students receiving scholarships, among others. See “Item 4. Information on the Company—Business Overview—Regulatory Overview.” If we lose our tax exemptions or are unable to comply with other, more stringent requirements that may be introduced in the future, our business, financial condition and results of operations could be materially adversely affected.

There is a risk that additional changes in tax laws may prohibit, interrupt or modify the use of existing tax exemptions, and we cannot assure that we will fully maintain such tax and other benefits related to PROUNI in the event the tax laws are amended further. Any suspension, accelerated default, repayment or inability to renew our tax exemptions may have an adverse effect on our results of operations. If we lose our tax exemptions and incentives, if we are unable to comply with future requirements or if changes in the law limit our ability to maintain these tax benefits, our business, financial condition, as well as the results of our operations may be significantly and adversely affected.

Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

Our limited operating history as a consolidated company and recent acquisitions may make it difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the year ended December 31, 2019 are not directly comparable to our results of operations for the year ended December 31, 2018, and our results of operations for the year ended December 31, 2018 are not directly comparable to our results of operations for the year ended December 31, 2017, due to the effects of the acquisition of the Acquired Companies. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate the Acquired Companies, is limited and subject to a number of uncertainties. Moreover, past performance is no assurance of future returns.

The interests of our management team may be focused on the short-term market price of our Class A common shares, which may not coincide with your interests. In addition, our shareholders may suffer dilution of their interests in our share capital and in the value of their investments due to the issuance of new shares for settlement of our share-based incentive plans.

Our officers, among others, own shares issued by us and are beneficiaries under our stock option plans. Our 2018 stock option plan, which has now been formally terminated, was fully vested and exercised upon the completion of our initial public offering and we approved a new stock option plan for our managers and employees in September 2019, and reserved up to 4% of our common shares at any time for issuance under this new equity incentive plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation—New Long-Term Incentive Plan.”

Due to the issuance of stock options to members of our management team, a significant portion of their compensation is closely tied to our results of operations and, more specifically to the trading price of our Class A common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. In view of the market disruption cause by the COVID-19 pandemic, the trading price of our Class A common shares has significantly decreased, which if sustained for a longer period of time may also adversely affect our ability to retain members of our management.  As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders that have longer-term investment objectives.

Once the options have been exercised by the participants, our board of directors will determine whether our capital stock should be increased through the issuance of new shares to be subscribed by participants, or if they will be settled through shares held in treasury. In the event settlement occurs through the issuance of new shares, our shareholders will suffer dilution, of their interests in our share capital and in the value of their investments, up to a maximum of 4% of our common shares at any time.

In case of new stock option grants, whether under existing plans or new plans that may be approved by our shareholders at the shareholders’ meeting, our shareholders will be subject to additional dilution. For additional information on our stock option plan, see “Item 6.  Directors, Senior Management and Employees—B. Compensation of Directors and Officers” for additional information.

An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows.

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES, which is largely outside of our control. An increase in payment delinquency or default by our students may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for doubtful accounts expenses as a percentage of our net revenues was 2.0%, 2.3% and 1.3% for the years ended December 31, 2019, 2018 and 2017, respectively.

Difficulties in identifying, opening and efficiently managing new campuses or in obtaining regulatory authorizations and accreditations on a timely basis as part of our organic growth strategy may adversely affect our business.

Our organic strategy includes expanding by opening new campuses and integrating them into our educational network. This growth plan creates significant challenges in terms of maintaining our teaching quality and culture, as a result of the complexity and difficulty of effectively managing a greater number of campuses and programs. If we are unable to maintain our current quality standards, we may lose market share and be adversely affected.

Establishing new campuses poses important challenges and requires us to make significant investments in infrastructure, marketing, personnel and other pre-operational expenses, mainly identifying new sites for lease or purchase. We prioritize identifying strategic sites, negotiating the purchase or lease of properties, building or refurbishing facilities (including libraries, laboratories and classrooms), obtaining local permits, hiring and training faculty and staff, and investing in administration and support.

We are also required to register our new campuses with MEC, before opening and operating them, as well as having our new programs accredited by MEC in order to issue official degrees and certificates to our students. If we do not succeed in identifying and establishing our campuses in a cost-effective manner or in obtaining such authorizations or accreditations on a timely basis, or if MEC imposes restrictions or conditions on our accreditation requests for new campuses, our business may be adversely affected.

We may not be able to successfully expand our presence and performance in the distance learning segment.

We may face difficulties in successfully operating our distance learning program and in implementing and investing in the technologies necessary to operate a successful distance learning program, where the technological needs, the expectations of our customers and market standards change rapidly. We have to quickly modify our products and services to adapt to new distance learning technologies, practices and standards. We may be adversely affected if current or future competitors introduce products or service platforms that are superior to those we offer, or if our resources are not adequate to develop and adapt our technological capabilities rapidly enough to maintain our competitive position.

In addition, the success of our distance learning programs depends on the general population having easy and affordable access to the internet, as well as on other technological factors that are outside of our control. If the internet becomes inaccessible or access costs increase to levels higher than current prices, or if the number of students interested in distance learning educational methods does not increase, we may be unable to successfully implement our distance learning program strategy, which would have an adverse effect on our growth strategy.

We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete with various public and private post-secondary education institutions, including distance learning institutions. Our competitors may offer programs or courses similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, have more conveniently located campuses with better infrastructure, or charge lower tuition. In addition, on April 5, 2018, MEC issued Ordinance No. 328/18, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. Accordingly, institutions cannot create and implement new undergraduate medical education courses until April 2023. In the event MEC lifts these restrictions prior to April 2023, this may result in the creation of new medical education courses, which will in turn increase competition and may create greater pricing or operating pressure on us. Accordingly, and to compete effectively, we may be required to reduce our tuition or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities. Furthermore, we were awarded, seven new undergraduate campuses as part of the “Mais Médicos” program, all of which are located in remote regions of Brazil and which operations are subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. We cannot assure you that there will be sufficient student demand to fill all medical school seats available on such campuses.

As a result of the foregoing, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against our current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected.

We may not be able to update, improve or offer the content of our existing programs to our students on a cost-effective basis, which may materially adversely affect our ability to attract and retain students.

To differentiate ourselves and remain competitive, we must continually update our courses and develop new educational programs, including through the adoption of new technological tools. Updates to our current courses and the development of new educational programs may not be readily accepted by our students or by the market. Also, we may not be able to introduce new educational programs at the same pace as our competitors or at the pace required by the labor market. If we do not adequately modify our educational programs in response to market demand, whether due to financial restrictions, unusual technological changes or otherwise, our ability to attract and retain students may be impaired and we may be materially adversely affected.

If we continue to grow, we may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market.

We are currently experiencing a period of significant expansion and are facing a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and efficacy of internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

We must constantly update our software, enhance and improve our billing, transaction and other business systems, and add and train new software designers and engineers, as well as other personnel. This process is time intensive and expensive, and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

The ability to attract, recruit, retain and develop key personnel and qualified employees is critical to our success and growth. If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace key current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that qualified employees will continue to be employed, that we will manage them successfully, or that, in the future, we will be able to attract qualified personnel with similar skills and expertise at equivalent cost and retain them.

We are also dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the failure to retain or attract the services of one or a combination of our senior executives, board members (including those with M&A experience related to our industry), or key managers, could have a material adverse effect on our business, financial condition and results of operations.

Any increase in the attrition rates of students in our education programs may adversely affect our results of operations.

We believe that our attrition rates are primarily related to the personal motivation and financial situation of our current and potential students, as well as to socioeconomic conditions in Brazil. Our student attrition rate, meaning the number of students that leave the program of study before it has finished, was 4.2% and 18.2% for the years ended December 31, 2019 and 2018. Significant changes in future attrition rates and/or failure to re-enroll may affect our enrollment numbers, which may have a material adverse effect on our revenues and our results of operations.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, may adversely affect our business.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

The global COVID-19 outbreak is an unprecedented and rapidly evolving situation. The effect on our operations is highly uncertain and cannot be predicted with confidence. The spread of COVID-19, or actions taken to mitigate its spread, may have material and adverse effects on our ability to operate effectively.  We may be required to completely or partially close facilities, and we may suffer labor shortages -- particularly labor shortage of our teaching faculty, which is mostly comprised of doctors that continue to have work shifts at hospitals and are consequently more exposed to the COVID-19 than regular administrative staff). Factors that will influence the effect on our operations, most of which are outside of our control, include the economic consequences and duration of the outbreak, new information that emerges concerning the severity of the coronavirus and actions taken to contain the outbreak or treat its impact, among others. The extent of the adverse effect on our operations, including, among others, the regular functioning of our facilities, will depend on the extent and severity of the continued spread of COVID-19 in Brazil. Since March 17, 2020, there has been an interruption of our on-campus activities in light of authorities mandatory lockdowns, with a significant portion of our non-practical educational activities being temporarily offered through our online platform (rather than on-site), and the calendar of our practical educational activities being rescheduled to when authorities allow on-campus activities to resume.

The COVID-19 pandemic is still evolving in Brazil, and authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time, impose a more severe lockdown, among other measures, all of which are outside of our control and may adversely affect our business and results of operations. The COVID-19 pandemic is expect to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

As a result, it is still uncertain whether or not the pandemic will lead to a risk of an increase on impairment of our financial assets and a reduction of our cash generation and the recoverable amounts of our cash generating units.

Disruptions in public and private infrastructure, including communications and financial, could materially and adversely disrupt our normal business operations. We have transitioned a significant subset of our employee population to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of sensitive personal information or proprietary or confidential information about us or our customers or other third-parties. See “— Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.”

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact to us of COVID-19. We are continuing to monitor the spread of COVID-19 and related risks. There are no comparable recent events which may provide guidance as to the effect of the spread of the coronavirus and a global pandemic, and, as a result, the ultimate impact of the coronavirus outbreak or a similar health epidemic is highly uncertain and subject to change.

We could be adversely affected if we are unable to renegotiate collective bargaining agreements with the labor unions representing our professors and administrative employees or by strikes and other union activity.

Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 59.2%, 65.8% and 65.1% of such costs and expenses for the years ended December 31, 2019, 2018 and 2017, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees. In addition, we may not be able to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

We may be held liable for extraordinary events that may occur at our campuses, which may have an adverse effect on our image and, consequently, our results of operations.

We may be held liable for the actions of officers, directors, professors or other employees at our campuses, including allegations of noncompliance by officers, directors, professors or other employees with specific legislation and regulations implemented by MEC relating to our programs. In the event of accidents, injuries or other damages affecting students, professors, other employees or third parties at our campuses, we may face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. We may also be subject to claims alleging that officers, directors, professors or other employees committed moral or sexual harassment or other unlawful acts. Our insurance coverage may not cover certain indemnifications we may be required to pay, be insufficient to cover these types of claims, or may not cover certain acts or events. We may also not be able to renew our current insurance policies under the same terms. Such liability claims may affect our reputation and harm our financial results. See “Item 4. Information on the Company—Business Overview—Insurance.” In addition, we may also be subject to legal proceedings by current and/or former students alleging breaches of rights granted by the Brazilian Consumer Protection (Código de Defesa do Consumidor), and to legal proceedings by current and/or former employees alleging breaches of applicable labor laws. Even if unsuccessful, these claims may cause negative publicity, reduce enrollment numbers, increase student attrition rates, entail substantial expenses and divert the time and attention of our management, materially adversely affecting our results of operations and financial condition.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to collectively as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC).

Brazilian public prosecutors may also commence investigations of alleged violations of consumer rights and require companies to enter into TACs. Companies that violate TACs face potential enforcement proceedings and other potential penalties such as fines, as set forth in the relevant TAC. Brazilian public prosecutors may also file public civil actions against companies who violate consumer rights or competition rules, seeking strict adherence to the consumer protection laws and compensation for any damages to consumers. In certain cases, we may also face investigations and/or sanctions by the CADE, in the event our business practices are found to affect the competitiveness of the markets in which we operate or the consumers in such markets.

Any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.

We benefit from Brazilian Federal Law No. 10,865/2004, as amended by Brazilian Federal Law No. 11,033/2004, which establishes a zero rate for PIS and COFINS on the sale of books. The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). If the Brazilian government or any Brazilian municipality or tax authority or the Brazilian courts decide to change or review the tax treatment of our activities, or cancel or reduce the tax benefit applied on the sale of books (including digital books and e-readers) and/or challenge it, and we are unable to pass any cost increase onto our students, our results may be materially adversely affected.

If we are unable to maintain consistent educational quality throughout our network, including the education materials of our post-secondary education institutions, or keep or adequately train our faculty members, we may be adversely affected.

Our teaching faculty, including teachers and professors at our post-secondary education institutions, is essential for maintaining the quality of our programs and the strength of our brand and reputation. We promote training in order for our faculty to attain and maintain the qualifications we require and for us to provide updating programs on trends and changes in their areas. Due to shortages in the supply of qualified professors, competition for hiring and retaining qualified professionals has increased substantially. We cannot assure you that we will succeed in retaining our current professors or recruiting or training new professors who meet our quality standards, particularly as we continue to expand our operations.

The quality of our academic curricula and the infrastructure of our campuses are also key elements of the quality of the education we provide. We cannot assure you that we will succeed in identifying facilities with adequate infrastructure for our new campuses, develop adequate infrastructure in properties we acquire or have enough resources to continue expanding through acquisitions or development of new projects. In addition, we cannot assure you that we will be able to develop academic curricula for our new programs with the same levels of excellence as existing programs and meeting the standards set forth by MEC. Shortages of qualified professors, adequate infrastructure or quality academic curricula for new programs according to our business model and the parameters set forth by MEC, may have a material adverse effect on our business.

Our business depends on the continued success of the brands of each of our institutions, as well as the “Afya” brand, and if we fail to maintain and enhance recognition of our brands, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

We believe that market awareness of our brands has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to grow student enrollments. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

If we are not able to maintain our current MEC evaluation ratings and the evaluation ratings of our students, we may be adversely affected.

We and our students are regularly evaluated and rated by MEC. If our campuses, programs or students receive lower scores from MEC than in previous years in any of its evaluations, including the IGC (Índice Geral de Cursos), and the Student Performance National Exam (Exame Nacional de Desempenho de Estudantes, or ENADE), we may experience a reduction in enrollments and be adversely affected by perceptions of decreased educational quality, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

Finally, in the event that any of our programs receive unsatisfactory evaluations, the post-secondary education institution offering the programs may be required to enter into an agreement with MEC setting forth proposed measures and timetables to improve the program and remedy the unsatisfactory evaluation. Noncompliance with the terms of the agreement may result in additional penalties on the institution. These penalties could include, but are not limited to, suspending our ability to enroll students in our programs, denial of accreditation or re-accreditation of our institutions or prohibiting us from holding regular class sessions, all of which can adversely affect our results of operations and financial condition.

We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of noncompliance with any regulatory requirements.

Brazilian Federal Law No. 10,861/2004, regulated by Decree No. 9,235/2017, implemented the activities of supervision of post-secondary education entities and courses in the Brazilian federal education system. The Secretariat for Regulation and Supervision of Post-Secondary Education, or SERES, of MEC is responsible for the regular and special supervision of the corresponding courses and programs.

Regular supervision derives from complaints and allegations by students, parents and faculty members, as well as by public entities and the press. These complaints and allegations involve specific cases of entities with courses showing evidence of irregularities or deficiencies. We are subject to those complaints and representations. Special supervision, on the other hand, may be commenced by MEC itself, based on its post-secondary education regularity and quality standards, and involves more than one course or entity, grouped according to the criteria chosen for the special supervision. These criteria may include unsatisfactory results in the ENADE and the Difference Indicator between Expected and Actual Performance (Indicador de Diferença entre os Desempenhos Observado e Esperado), among other quality indicators, the history of course evaluations by INEP, as well as compliance with specific legal requirements as, for example, the minimum ratio between faculty members with master’s or doctorate degrees.

Administrative irregularities can include, among others: (i) unlicensed or irregular post-secondary courses; (ii) any outsourcing of post-secondary education activities; (iii) the failure to file a re-accreditation or recognition or renewal request with respect to post-secondary education courses within the time periods enacted by MEC pursuant to Decree No. 9,235/2017; and (iv) failure to comply with any penalties imposed by the MEC.

If MEC concludes, as part of its supervisory activities, that an irregularity constitutes an imminent risk or threat to students or the public interest, it may impose the following measures on the relevant educational institution for a period to be determined by SERES: (i) suspend the admission of new students; (ii) suspend the offering of undergraduate or postgraduate lato sensu courses; (iii) suspend the institution’s discretionary ability to, among other things, create new post-secondary courses and establish course curricula, if applicable; (iv) suspend the license to establish new distance learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit new regulatory requests; (vi) suspend participation in the New FIES; (vii) suspend participation in PROUNI; and (viii) suspend or restrict participation in other federal education programs. The educational institution can contest the MEC’s findings by filing motions with MEC or with Brazilian courts.

Upon completion of the supervisory process and to the extent MEC concludes that there are administrative irregularities, SERES may apply the penalties provided for by Law No. 9,394/1996, namely (i) discontinue courses; (ii) directly intervene in the educational institution; (iii) temporarily suspend the institution’s discretionary ability to, among other things, create new post-secondary courses and establish course curricula, if applicable; (iv) disqualify the institution as an educational institution; (v) reduce the number of student vacancies; (vi) temporarily suspend new student enrollments; or (vii) temporarily suspend courses.

The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.

We are subject to various federal laws and extensive government regulations by MEC, Conselho Nacional de Educação (National Education Council, or CNE), INEP, FIES and the National Post-secondary Education Assessment Commission (Comissão Nacional de Avaliação da Educação Superior, or CONAES), among others, including, but not limited to Law No. 12,871, of October 22, 2013, which created the “Mais Médicos” program.

Brazilian education regulations define three types of post-secondary education institutions: (i) colleges, (ii) university centers and (iii) universities. The three categories depend on previous accreditation by MEC to operate. Colleges differ from the other categories with respect to the programs offered, as colleges depend on previous authorization from MEC to implement new programs, while university centers and universities are not subject to such requirements, except for courses in law, medicine, psychology, nursing and dentistry, which require the prior approval of MEC.

All accredited educational institutions require the prior approval of MEC to create campuses outside their headquarters. All post-secondary education programs must be recognized by MEC as a requirement, together with registration of the program, to validate the diplomas issued by them. However, pursuant to article 101 of Ordinance No. 23/2017 of MEC, issued diplomas may be valid even if the program is not formally recognized by MEC, so long as the educational institution has filed the request with MEC to certify the program, and the request is pending formal review and approval by MEC. As a result, any failure to comply with legal and regulatory requirements by post-secondary education entities may result in the imposition of sanctions by MEC, as well as damage to the program’s reputation.

MEC must authorize our campuses located outside our headquarters before they can start their operations and programs. For further information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview.” Distance learning programs, as well as on-campus learning, are also subject to strict accreditation requirements for their implementation and operation. We must comply with all such requirements in order to obtain and renew all authorizations.

We cannot assure you we will be able to comply with these regulations and maintain the validity of our authorizations, enrollments and accreditations in the future. If we fail to comply with these regulatory requirements, MEC could place limitations on our operations, including cancellation of programs, reduction in the number of positions we offer to students, termination of our ability to issue degrees and certificates and revocation of our accreditation, any of which could adversely affect our financial condition and results of operations.

We cannot assure you that we will obtain accreditation or re-accreditation of our post-secondary education institutions, or that our courses will receive authorization or re-authorization as scheduled, or that they will have all of the accreditations, re-accreditations, authorizations and re-authorizations required by MEC. The absence of such accreditations and authorizations from the MEC or any delays in obtaining them could adversely affect our financial condition and results of operations.

In addition, we may also be adversely affected by any changes in the laws and regulations applicable to post-secondary education institutions, particularly by changes related to: (i) any revocation of accreditation of private educational institutions; (ii) the imposition of controls on monthly tuition payments or restrictions on profitability of private educational institutions; (iii) faculty credentials; (iv) academic requirements for courses and curricula; (v) infrastructure requirements of campuses, such as libraries, laboratories and administrative support; (vi) the “Mais Médicos” Program; and (vii) the promulgation by the MEC of new rules and regulations affecting post-secondary education, in particular with respect to distance learning programs. For instance, as a result of the COVID-19 pandemic and the expect adverse effect that it will have in the Brazilian macroeconomic conditions and disposable income of individuals, there are bills of laws being currently discussed at the legislative branch of the federal government (as well as at the legislative branch of several states and municipalities in Brazil) that propose changes that may result in adverse effects to our business, such as the establishment of temporary ceilings in monthly tuition fees that private post-secondary education institutions may charge while the Brazilian macroeconomic conditions and disposable income of individual are adversely impacted by the COVID-19, which could effectively result in a reduction in the fees we currently charge our students.

We cannot predict the outcome of those discussions and under which terms such bills may be passed if at all.  See “Item 5. Operating and Financial Review and Prospects—Significant Factors Affecting our Results of Operations—Brazilian Macroeconomic Environment.”

We may be materially adversely affected if we are unable to obtain these authorizations, accreditations and course recognitions in a timely manner, if we cannot introduce new courses as quickly as our competitors, if we are not able to or do not comply with any new rules or regulations promulgated by the MEC or if are passed laws and regulations adverse to the business and operations of post-secondary education institutions.

Our success depends on our ability to operate in strategically located property that is easily accessible by public transportation.

We believe that urban mobility, inadequate public transportation systems and high transportation costs in many Brazilian cities make the location and accessibility of campuses a decisive factor for students choosing an educational institution. Therefore, a key component of the success of our business consists in finding, renting and/or buying strategically located property that meets the needs of our students. We cannot guarantee that we will be able to keep our current property or acquire new property that is strategically located in the future. In addition, acquisition costs, costs associated with improvements, construction, and repairs of existing properties and rental values for the properties we use might increase in the future and could have a material adverse effect on our business. Finally, due to demographic and socioeconomic changes in the regions in which we operate, we cannot guarantee that the location of our campuses will continue to be attractive and convenient to students.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. We are party to 92 agreements, with third-party authors with respect to educational content. We own 56 trademark registrations. As of December 31, 2019, we owned 84 registered domain names in Brazil. We also have 16 pending trademark applications in Brazil as of the date of this annual report and unregistered trademarks that we use to promote our brand. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “AFYA” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

•	our intellectual property and proprietary rights will provide competitive advantages to us;
•	our competitors or others will not design around our intellectual property or proprietary rights;
•

our ability to assert or enforce our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•

we will not lose the ability to assert or enforce our intellectual property or proprietary rights against or to license our intellectual property or proprietary rights to others and collect royalties or other payments.

If we pursue litigation to assert or enforce our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We may in the future be subject to intellectual property claims, which are costly to defend and, if we do not succeed in defending such claims, could harm our business, financial condition and operating results.

From time to time, third parties may allege in the future that we or our business infringes, misappropriates or otherwise violates their intellectual property or proprietary rights, including with respect to our publications. Many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures in an effort to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred as a result of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We have in the past and may in the future receive such communications, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out-of-court by electing to pay royalties or other fees for licenses. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or brand, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Most of our services are provided using proprietary software and our software is mainly developed by our employees, who assign to us their copyrights over the software. In this regard, though applicable law establishes that employers shall have full title over rights relating to software developed by their employees, we could be subject to lawsuits by former employees claiming ownership of such software. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software as a result of any of the foregoing or otherwise, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.

We are, and we, our controlling shareholders, directors or officers may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax, criminal or regulatory events, involving our suppliers, students, faculty members, as well as environmental, competition and tax authorities, especially with respect to civil, tax, criminal and labor claims. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions on material legal, arbitration or administrative proceedings may damage our reputation and may adversely affect our results of operations and the price of our Class A common shares.

In addition, Mr. Nicolau Carvalho Esteves, our chairman and one of our controlling shareholders, is currently party to a public civil proceeding filed by the federal prosecutor’s office against Mr. Carvalho Esteves and other individuals in connection with certain irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya. We cannot guarantee that the results of these proceedings will be favorable to Mr. Carvalho Esteves and any adverse decision may (i) damage our reputation, (ii) disqualify us from participating in the PROUNI program, and consequently cause us to lose our current tax incentives/benefits, including with respect to (a) corporate income tax (IRPJ) and CSLL rates, which were at an aggregate effective tax rate of 7.6% and 4% for the years ended December 31, 2019 and 2018, respectively, and which would gradually increase to an aggregate effective tax rate of up to 34.0%, and (b) PIS and COFINS rates, which are currently zero and which would gradually increase to an aggregate tax rate of up to 3.65%, (iii) result in our suspension from the New FIES program which would prohibit our institutions from enrolling new students that are funded by FIES (for the years ended December 31, 2019 and 2018, FIES represented 9.4% and 13.0% of our historical undergraduate programs combined tuitions fees), and (iv) prevent us from entering into new agreements with public entities located in Brazil, any of which may have an adverse effect on our business, reputation, results of operations and the price of our Class A common shares. For further information, see “Item 6.  Directors, Senior Management and Employees—A. Directors and Senior Management—Legal Proceedings.”

We are currently in the process of obtaining or renewing local licenses and permits, including licenses from the fire department, for some of the real estate we use. Failure to obtain renewals of these licenses and permits on a timely manner may result in penalties, including closures of some of our campuses.

The use of all of our buildings, including our operational and administrative buildings, is subject to the successful issuance of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building was constructed in compliance with applicable zoning and municipal regulations. In addition, nonresidential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate, issued by the fire department, prior to being used regularly.

We are currently in the process of obtaining and/or renewing these licenses for some of the real estate we use. The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable codes or, in the worst-case scenario, the temporary or permanent closure of the campus or branch lacking the licenses and permits to the extent the relevant penalties and fines have not been paid and the licenses and permits have not been obtained following notifications from the relevant authorities. Any penalties imposed, and in particular the forced closure of any of our campuses or branches, may result in a material adverse effect on our business. Moreover, in the event of any accident at our campuses or branches, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of insurance policies, if any, for the respective campus or branch and may damage our reputation.

We may not be able to maintain or renew our existing leases.

We lease substantially all of the properties on our campuses. According to Brazilian lease laws, a lessee has the right to renew existing leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met (i) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendment thereto regarding the same real estate, the aggregate term in such agreement or amendment must be greater than five consecutive years (ii) the lessee must have been using the property for the same purpose for a minimum and continuous period of three years and (iii) the lessee must claim the right of automatic renewal at the most one year and at least six months prior to the end of the term of the lease agreement.

Lease agreements with terms lasting less than five years are not entitled to a right of compulsory renewal and, as a result, the lessor has the right to refuse renewal of the lease upon expiration of its term. The lease agreements relating to our campuses generally have terms lasting from 5 to 20 years and are renewable in accordance with applicable Brazilian lease laws. If we are forced to close any of our campuses due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

In addition, most of our lease agreements are not registered with the relevant real estate registries. We therefore do not have a right of first refusal over the applicable property in the event of a sale by its landlord and the subsequent purchaser may require that we vacate the property.

Acquisitions of educational institutions, in certain circumstances, must be approved by the Administrative Council for Economic Defense.

Brazilian legislation provides that acquisitions of educational institutions meeting certain requirements must be approved by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) prior to the completion of the acquisition if one of the companies or group of companies involved has gross annual revenues in Brazil of at least R$750.0 million in the year immediately prior to the acquisition and any other party or group of companies involved has gross income of at least R$75.0 million in that same period. As part of this process, CADE must determine whether the specific operation affects the competitiveness of the market in question or the consumers in such markets. CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of some of the operations of the target of the acquisition, or impose restrictions on the operations and commercialization of the target. Failure to obtain approval for future acquisitions or any conditional approvals of future acquisitions may result in expenses that may adversely affect our results of operations and financial condition. As a result of our growth strategy through acquisitions of new entities, we may need additional funds to implement our strategy. Therefore, if we cannot obtain adequate financing to conclude any potential acquisition and implement our expansion plans, our growth strategy will be affected.

Some of the properties that we occupy are owned by companies controlled by one of our controlling shareholders. Therefore, we are exposed to conflicts of interest, since the administration of such properties may conflict with our interests, those of such controlling shareholder and those of our other shareholders.

Some of the properties we occupy, including properties where some of our campuses are located, are owned and operated by companies controlled by one of our controlling shareholders. Therefore, the interests of our controlling shareholder in the administration of such property may conflict with our interests and those of our other shareholders. For further information, see “Item 7. Major Shareholders and Related Party Transactions Related Party Transactions—Related Party Transactions” and note 9 to our audited consolidated financial statements.

Our holding company structure makes us dependent on the operations of our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We control a number of subsidiary companies that carry out the business activities of our corporate group. Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends or interest on shareholders’ equity to our shareholders. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

In addition, the Brazilian federal government recently stated that the income tax exemption on the distribution of dividends may be repealed and income tax assessed on the distribution of dividends in the future, and that applicable taxes on the payment of interest on shareholders’ equity may be increased in the future. Any repeal of the income tax exemption on the distribution of dividends and any increase in applicable taxes on the payment of interest on shareholders’ equity may adversely affect us.

We and our subsidiaries may be held directly or indirectly responsible for labor claims pursuant to contracted services.

To meet the needs of our students and offer greater comfort and quality in all areas and aspects of our activities, we depend on service providers and suppliers for services such as cleaning, surveillance, telemarketing and security. We may be adversely affected if these third-party service providers and suppliers do not meet their obligations under Brazilian labor laws. In particular, according to Brazilian law we may be liable to the employees of these service providers and suppliers for labor obligations of these service providers and suppliers to the extent such service providers and suppliers fail to indemnify such employees pursuant to court orders, and we may also be fined by the relevant authorities. If we are held liable for such claims, we may be adversely affected.

We may not be able to pass on increases in our costs by adjusting our monthly tuition fees.

Our primary source of income is the monthly tuition payments we charge to our students. Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 59.2%, 65.8% and 65.1% of such costs and expenses for the years ended December 31, 2019, 2018 and 2017, respectively. Our utilities expenses (comprised mainly of water, electricity and telephone expenses) represented 1.2%, 1.1% and 1.3%, respectively, of our costs of services and general and administrative expenses. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students by increasing the amounts of their monthly tuition fees, our operating results may be adversely affected.

If we are not able to attract and retain students, or are unable to do so without decreasing our tuition fees, our revenues may decline.

The success of our business depends primarily on the number of students enrolled in our programs and the tuition fees that they pay. Our ability to attract and retain students depends mainly on the tuition fees we charge, the convenient locations of our facilities, the infrastructure of our campuses, the quality of our programs as perceived by our existing and potential students. These factors are affected by, among other things, our ability to (i) respond to increasing competitive pressures, (ii) develop our educational systems to address changing market trends and demands from post-secondary education institutions and students, (iii) develop new programs and enhance existing programs to respond to changes in market trends and student demands, (iv) adequately prepare our students for careers in their chosen professional occupations, (v) successfully implement our expansion strategy, (vi) manage our growth while maintaining our teaching quality and (vii) effectively market and sell our programs to a broader base of prospective students. If we are unable to continue to attract new students to enroll in our programs and to retain our current students without significantly decreasing tuition, our revenues and our business may decline and we may be adversely affected.

Our Business Unit 2 is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business. In particular, the revenue we derive from Business Unit 2 (which comprises fees we charge for our residency preparatory courses and medical post-graduate specialization programs, delivery of printed and digital content, access to our online medical education platform and practical medical training), is concentrated in the first and last quarter of each year, when new content (books and e-books) is delivered and revenues are recognized, as a result of enrollments at the beginning of each year. The majority of the revenue of Business Unit 2 is derived from printed books and e-books, and revenue is recognized at the point in time when control is transferred to the customer. Consequently, in aggregate, the seasonality of our revenues will generally produce higher revenues in the first and fourth quarters of our fiscal year. In addition, the expected deterioration of Brazilian macroeconomic conditions as a result of the COVID-19 pandemic may result in the reduction of the disposable income of current and prospective customers of our Business Unit 2, which may lead to the postponement of their residency and post-graduate specialization plans, consequently reducing the demand for our residency preparatory courses and medical post-graduate specialization programs.

Accordingly, we expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

We are subject to environmental laws and regulations, which may become more stringent in the future and increase our obligations and capital expenditures with respect to their compliance.

We are subject to several environmental municipal, state and federal laws. Compliance with these laws and regulations is monitored by governmental agencies and bodies that may impose administrative, civil and criminal sanctions on us. Violations of these laws and regulations may result in the imposition of criminal and administrative sanctions, as well as civil liability, seeking redress for alleged environmental damages and damages to third parties. Causing environmental damage may lead to administrative sanctions, which may include, among other consequences, penalties such as fines (ranging from R$50 to R$50 million), revocation of our licenses and authorizations, and the temporary or permanent suspension of our activities. There is no limit to the amount that the courts may award to cover the costs of remediation in the case of civil liability or, if the environmental damage cannot be repaired, the payment of an indemnity. In addition, a claim seeking compensation for environmental damages is not subject to a statute of limitations. The enactment of more stringent laws and regulations or more stringent interpretations of existing laws and regulations may force us to increase our capital expenditures relating to environmental compliance, therefore diverting funds from previously planned investments. These changes could have a material adverse effect on us. Governmental agencies or other authorities may also significantly delay or deny the issuance of permits and authorizations required for our operations, preventing us from making constructions and improvements in our campuses. In addition, the improper disposal of solid waste, as well as accidents resulting from the transportation of such wastes, may give rise to administrative, civil and criminal sanctions. Considering the provision on strict and joint environmental civil liability, the hiring of third parties to provide services for the collection, transportation and final disposal of waste does not exempt us from liability for any environmental damage caused by such third parties.

We may be adversely affected if the government changes its investment strategy in education.

According to Brazilian Federal Law No. 9,394/1996, as amended, providing education is a duty of the government and of the family, and private education is permitted, in accordance with the terms set forth by the Brazilian constitution and applicable laws and regulations. Certain public institutions may have certain competitive advantages over us in the admissions process, as they do not charge tuition fees and may be perceived to be more prestigious than private institutions, but the limited number of positions available and the competitive nature of the admission process to public institutions significantly restricts access to these institutions by students. However, the Brazilian government may change its policy and increase the competition we face by (i) increasing the level of public investment in basic education and post-secondary education in general, opening a higher amount of positions and increasing the quality of education offered by public entities;

and (ii) shifting resources from institutions that are centers of excellence and research to public post-secondary education institutions. The introduction and extension of affirmative action admission policies by federal and state institutions based on income, race or ethnicity criteria could also heighten the level of competition in the industry. Any policy change affecting the level of public investment in any aspect of the education sector may adversely affect us. As of the date of this annual report, our management is not aware of any pending policy changes or proposed legislation affecting the level of public investment in the education sector in Brazil.

Government agencies, MEC and third parties may conduct inspections, file administrative proceedings or initiate litigation against us.

Because we operate in a highly regulated industry, government agencies, MEC or third parties may conduct inspections, file administrative proceedings or initiate litigation for noncompliance with regulations against us or the institutions we purchase. If the results of these proceedings or litigations are unfavorable to us, or if we are unable to successfully defend our cases, we may be required to pay monetary damages or be subject to fines, limitations, injunctions or other penalties. Even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by these proceedings or to those lawsuits or claims. Administrative proceedings or court actions brought against us may damage our reputation, even if such lawsuits or claims are without merit.

Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information, including that of employees, institutions, customers, students and parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach of our systems could result in a devastating impact on our reputation, financial condition or student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business.

Pursuant to the Brazilian Data Protection Law (Lei Geral de Proteção de Dados, or LGPD), security breaches that may result in significant risk or damage to personal data must be reported to the ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach.

Failure to comply with the LGPD may result in formal warnings, public sanctions, the deletion of data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per violation.

Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption.

Information technology is an essential factor of our growth. Our information technology systems and tools may become obsolete or insufficient, or we may have difficulties in following and adapting to technological changes in the education sector, particularly in the distance learning segment where the technological needs and expectations of our customers and market standards change rapidly and we must quickly adapt to new distance learning technology, practices and standards. Moreover, our competitors may introduce better products or service platforms. Our success depends on our ability to efficiently improve our current products while developing and introducing new products that are accepted in the marketplace. Additionally, a failure to upgrade our technology, features, content, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include unanticipated disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

Our business, particularly our distance learning segment, depends on our information technology infrastructure functioning properly and without interruptions. Several problems regarding our information technology structure, such as viruses, hackers, system interruptions and technical difficulties regarding our satellite transmissions of data, sound and image, may have a material adverse effect on us and our business.

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information, including student information, or cause interruptions in the operation of our systems. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions.

The Internet Act (Law No. 12,965/2014) applies only to personal data collected through the Internet, and establishes other principles and rules with respect to the privacy and protection of the personal and behavioral data of internet users. The Internet Act guarantees, among others, the privacy of internet and privately stored communications. Any data processing activity is subject to the data subject’s informed, free and express consent.

Decree No. 8,771/2016, which regulates the Internet Act, requires internet app providers to maintain certain security measures in connection with the storage of personal data, including: (i) strict controls on access to personal data; (ii) authentication safeguards; (iii) detailed data inventories (e.g., date, time and duration of access to the data, identity of the employee that accessed the data and the actions taken), and (iv) use of IT solutions to ensure the data is protected (for example, data encryption or other equivalent protective measures). If we fail to comply with the provisions of the Internet Act, we may be subject to sanctions and penalties, including damages, which will be assessed based on the nature and degree of our non-compliance, among other factors.

On August 15, 2018, the LGPD was published and was originally expected to come into force in August 2020. As part of the measures being adopted to address the COVID-19 pandemic, on April 3, 2020, the Brazilian Senate approved Draft Bill n. 1179/2020, with the purpose of delaying the entry into force of the LGPD to January 2021. As of the date of this annual report, Draft Bill n. 1179/2020, is being discussed by the Brazilian Chambers of Deputies. Pursuant to Brazilian law, Draft Bill n. 1179/2020 will enter into force following the promulgation by the President of Brazil, which is currently expected to occur by the end of April 2020.

The LGPD regulates the use of personal data in Brazil. The LGPD significantly transformed the data protection system in Brazil and is in line with recent European legislation (the General Data Protection Regulation, or GDPR). The LGPD establishes detailed rules for the collection, use, processing and storage of personal data. It will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, both in the digital and physical environment.

Failure by us to adhere to the LGPD by August 2020 (or by August 2021 in the event Draft Bill no. 1179/2020 is passed into law) and any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could adversely our business, financial condition or results of operations.

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.

Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals. Failure to adequately protect personally identifiable information could potentially lead to penalties, significant remediation costs, reputational damage, the cancellation of existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

Companies subject to the LGPD (including our Brazilian operations) will be required to comply with the obligations of the LGPD by August 2020 (or by August 2021 in the event Draft Bill no. 1179/2020 is passed into law). Failure to comply with the LGPD may result in formal warnings, public sanctions, the deletion of sensitive data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per violation.

Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. In addition, we have acquired a number of different companies, each of which must be integrated, including their accounting processes. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses as of December 31, 2019. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to our insufficient accounting resources and IT general controls and processes necessary to comply with the reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC.

We have been implementing several measures to remediate these material weaknesses to improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, integrating the companies acquired by us, designing and implementing improved processes and internal controls, introducing new IT systems and retaining outside consultants with extensive technical expertise. Some of these measures are already being implemented, and will be worked extensively through 2020.  However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

After our initial public offering, we became subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current SEC rules, starting in 2020, we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

Neither we nor our independent registered public accounting firm have performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business financial condition and operation results.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

We are subject to certain reporting requirements of the Exchange Act, and the other rules and regulations of the SEC and the NASDAQ. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure (including cybersecurity risk), financial reporting and controls and corporate governance, which could be adopted by the SEC, the NASDAQ or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations may also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing an U.S. publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Certain Risks Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;
•	interest rates and monetary policies;
•	exchange rates and currency fluctuations;
•	inflation;
•	liquidity of the domestic capital and lending markets;
•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;
•	modifications to laws and regulations according to political, social and economic interests;
•	fiscal policy and changes in tax laws;
•	economic, political and social instability, including general strikes and mass demonstrations;
•	the regulatory framework governing the educational industry;
•	labor and social security regulations;
•	energy and water shortages and rationing;
•	commodity prices;
•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in education in the future; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—Significant Factors Affecting our Results of Operations—Brazilian Macroeconomic Environment.”

Economic uncertainty and political instability in Brazil may harm our business and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, on October 28, 2018, Jair Bolsonaro won the Brazilian presidential election and took office on January 1, 2019. In this context, we cannot predict which policies the new administration may adopt or change during its term or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our Class A common shares.

Furthermore, a failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations.

Also, the ongoing COVID-19 pandemic is expected to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (1) adversely affect the ability of our students (current and/or prospective) to pay our tuition fees and/or (2) increase our attrition rates.

Any of the above factors may harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.3%, 3.8%, 3.0% and 6.3% as of December 31, 2019, 2018, 2017 and 2016, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 6.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM). On February 7, 2018, the Monetary Policy Committee reduced the base interest rate (Sistema Especial de Liquidação e Custódia, or SELIC rate) to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019. As of December 31, 2019, the SELIC rate was 4.50% and, as of April 17, 2020 the SELIC rate was 3.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 32.0% at year-end 2015 as compared to year-end 2014, and by 11.8% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.905 per U.S. dollar on December 31, 2015 and R$3.259 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016.

The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.875 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.199 per US$1.00 on March 31, 2020, which reflected a 29.0% depreciation in the real against the U.S. dollar during the first quarter of 2020. As of April 17, 2020, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.257 per US$1.00. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.0% in 2017 and a growth of 1.1% and 1.1% in 2018 and 2019, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, including as a result of the COVID-19 outbreak, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”).

The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally left the European Union on January 31, 2020, at which point a transition period began. The United Kingdom is expected to continue to follow certain European Union rules during the transition period; however, the ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during the transitional period or more permanently. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

In addition, public health crises, pandemics and epidemics, could have a material adverse effect on global, national and local economies, as well as on our business, our subsidiaries and our students by disrupting our activities and delaying transactional activities (including acquisitions).  For instance, the outbreak of COVID-19 has severely impacted global economic activity, and caused significant volatility and negative pressure in the financial markets. The potential impact of a pandemic, epidemic or outbreak of a contagious disease on our subsidiaries and our students is difficult to predict, and they could have a material adverse effect on our results of operations and financial condition, as well as heighten the volatility of the price of our Class A common shares. See “—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the coronavirus, could adversely impact our business.”

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We and the trading price of our Class A common shares may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•

In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence.

•

In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually.

•

In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.

•

The BB-negative rating was reaffirmed in May 2019. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign foreign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares

An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired.

Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. If an active market for our Class A common shares is not maintained, it may be difficult for you to sell shares without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•	announcements by us or our competitors of significant contracts or acquisitions;
•	technological innovations by us or competitors;
•	the failure of financial analysts to cover our Class A common shares or changes in financial estimates by analysts;
•	actual or anticipated variations in our operating results;
•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•	future sales of our shares; and
•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market is not maintained, the liquidity and price of our Class A common shares could be seriously harmed. For further information about the high and low closing sales prices for our common shares on the NASDAQ, see “Item 9. —A. The Offer and Listing Details—Price History of Our Class A Common Shares.”

The Esteves Family and Crescera, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents approximately 93.8% of the voting power of our issued share capital, and control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares, or the Esteves Family, and Crescera control our company and beneficially own 52.9% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 93.8% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares trading on NASDAQ, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Esteves Family and Crescera control the outcome of all decisions at our shareholders’ meetings, and are able to elect a majority of the members of our board of directors. They are also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Esteves Family and Crescera may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The decisions of the Esteves Family and Crescera on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” In addition, for so long as they beneficially own more than two-thirds of our issued share capital, the Esteves Family and Crescera also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority vote).

So long as the Esteves Family and Crescera continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. For example, if our Class B common shares amounted to 15% of our outstanding common shares, beneficial owners of our Class B common shares (consisting of the Esteves Family and Crescera), would collectively control 63.8% of the voting power of our outstanding common shares. If the Esteves Family and Crescera sell or transfer any of their Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if the Esteves Family or Crescera sell or transfer them means that the Esteves Family and Crescera will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that they retain. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of our dual class equity structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.”

Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly.

The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of April 17, 2020, we have outstanding 44,970,440 Class A common shares and 48,034,315 Class B common shares, that except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also adversely affect the market price of our Class A common shares.

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us,  our business, our market or our competitors. In the event one or more of the analysts who covers us downgrades us or releases negative publicity about our Class A common shares, our share price would likely decline.

Further, as we are not required to publish quarterly financial information, if we cease to publish that information, any analysts covering us may not have enough information to compare us to our peers on a regular basis and may choose to cease coverage. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our Class A common shares may decrease, which may cause our share price or trading volume to decline.

It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment.

We do not anticipate paying any dividends in the foreseeable future. Instead, we intend to retain earnings, if any, to fund the operation of our business and future growth. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, or by our board, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our general meeting of shareholders or board of directors may deem relevant. Accordingly, investors will most likely have to rely on sales of their common shares, which may increase or decrease in value, as the only way to realize cash from their investment. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares. There is no guarantee that the price of our common shares will ever exceed the price that you pay.

Our dual class equity structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria.

We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class equity structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class equity structure of our common stock has the effect of concentrating voting control with the Esteves Family and Crescera; this will limit or preclude your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (comprised of the Esteves Family and Crescera) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Afya (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya pursuant to our Articles of Association).

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

In light of the above provisions relating to the issuance of additional Class B common shares, the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class equity structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company.

Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Furthermore, the Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Law (2020 Revision), or the Cayman Economic Substance Law. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a new regime, it is anticipated that the Cayman Economic Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Law. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Law.

Lastly, on February 18, 2020, it was announced that the Cayman Islands has been placed on the list of non-cooperative jurisdictions published by the European Union, or EU, for tax purposes. The Cayman Islands government issued a press release on February 18, 2020 affirming that the jurisdiction introduced appropriate legislative changes on February 7, 2020 relating to the EU's criteria, but that the listing appears to stem from such legislation not being enacted by February 4, 2020, which was the date of the EU’s Code of Conduct Group meeting to advise the EU Finance Ministers prior to the Finance Ministers’ decision regarding the listing on February 18, 2020. The Cayman Islands government press release states that the Cayman Islands remains fully committed to cooperating with the EU, and will continue to constructively engage with them with the view to be delisted as soon as possible. It is unclear as to whether the Cayman Islands being placed on such list will have a significant, or any, effect on us.

We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration, or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy going forward through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also use our Class A common shares as acquisition consideration or enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we are not subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company, we are permitted to, and take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we do not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30 (the end of our second fiscal quarter), and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years following our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

As a foreign private issuer, we rely on permitted exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•

have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;

•

have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
•

be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the current market price of our Class A common shares, we do not believe we were a PFIC for 2019 and we do not expect to be a PFIC for our 2020 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”) will agree with our conclusion. In addition, whether we will be a PFIC in 2020 or any future year is uncertain because, among other things, (i) we hold a substantial amount of cash, which is categorized as a passive asset and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition of Class A common shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election (a “QEF Election”) that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. A “mark-to-market” election may be available, however, if our Class A common shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation —U.S. Federal Income Tax Considerations.”

ITEM 4.          INFORMATION ON THE COMPANY

A.               History and Development of the Company

Afya Limited is a publicly-held company listed on the Nasdaq since July 2019, and therefore subject to certain reporting requirements of the Exchange Act.

Our History

We founded Afya Brazil with the goal of revolutionizing medical education in Brazil by providing a more effective, individualized and intuitive learning experience. In order to achieve that, we have assembled institutions that collectively will help us fulfill our mission. The combination of Afya Brazil, one of the largest Brazilian medical education groups, and Medcel, one of the leaders in residency exams preparatory courses, was the first step towards achieving our goal.

Afya benefits from over 20 years of medical education experience through Afya Brazil and Medcel, both of which were founded and managed by physicians, with a focus on academic excellence and deep roots in technology and innovation.

We were founded in 1999 with the opening of our first medical school, Centro Universitário ITPAC, by the Esteves Family, a family of medical professionals with a passion for medical education. Since its inception, our focus has been medical and related health courses. As of December 31, 2019, 8,306 physicians had graduated with us since the founding of our predecessor companies. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of December 31, 2019, had over 38,360 students, of which 27,381 were health-related students and 10,979 were non-health related students.

Medcel, that was incorporated to Afya Brazil in 2019, was founded by Dr. Atilio Barbosa in 2004, a pioneer in online medical preparatory courses. In 2007, Medcel launched a proprietary platform to broadcast online classes. Over the years, Medcel evolved from its online platform into an adaptive digital learning environment where students can access digital media, watch medical case studies, listen to podcasts and answer personalized quizzes. Finally, in 2018, Medcel began offering its high-quality tech-enabled content in different formats and to other academic institutions. As of December 31, 2019, Medcel had 12,803 enrolled students and provided residency preparatory courses to 9 partner institutions, as part of our B2B distribution network.

In 2016, the private equity group Crescera Investimentos (formerly Bozano Investimentos) joined forces with Afya Brazil and Medcel, laying out the foundations for the creation of the largest medical education group in Brazil. See “—BR Health Investment in Afya Brazil,” below.

The industry expertise of the founders of Afya Brazil and Medcel combined with the governance and financial support of Crescera Investimentos allowed the group to dive deeper into its mission as a thematic educational service provider focused on the lifelong learning career of physicians in Brazil. We achieve this through the production and distribution of high-quality content through technology.

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and were hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Deloy Capobianco Gibbon, has over 11 years of experience in education. Our CFO, Luciano Toledo de Campos, has over 12 years’ experience in financial markets (with a focus on the education industry). Luis André Blanco our CFO effective April 20, 2020, has over 10 years of experience as CFO, and Júlio De Angeli, our Continuing Education and Innovation Vice President, has 25 years of experience in education.

Integration of Processes & Services

In order to create synergies, we have developed several initiatives to improve operational efficiency and to integrate processes across all our campuses and operations. Our high standard Shared Services Center and Integrated Systems (ERP + Academic System + Learning Management System) went live in October 2017. These initiatives will help us grow our student base and keep our marginal costs low.

In 2017, we began to rollout the integration of the educational curriculum throughout all medical school units. This rollout begins with the new entrants curriculum and will be fully completed as the course matures its students. Accordingly, we have been streamlining the teaching methodology and quality across our undergraduate medical courses. Since the second half of 2019, all undergraduate medical students have access to our fully integrated Educational Curriculum.

Continuing Innovation

We take a blended approach to our methodology, integrating in-person teaching with online tools and features. By integrating face-to-face and online features through data collection and analysis, we are able to individualize the student experience at all times. Through seven key initiatives, we create a 100% student-centric ecosystem. These initiatives include: Medical content mapping, proprietary methodological assembly, significant learning experiences, comprehensive adaptive learning, daily learning process evaluation, and practical learning and knowledge.

Organic Growth and Entry into Adjacent Markets

In 2018, the MEC awarded new licenses to Afya Brazil, allowing it, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, to operate seven new medical schools through the “Mais Médicos” program, with an aggregate amount of 350 new medical school seats per year. We expect these new campuses to be operational by 2021.

On May 9, 2019, we consummated the acquisition of IPEMED, marking our entry into the medical graduate and specialization segment. IPEMED is a leading medical graduate school founded over 13 years ago, with over 1,500 students in seven different campuses.

BR Health Investment in Afya Brazil

In 2016, BR Health (which merged into Afya Brazil on March 29, 2019) acquired a 30% interest in the share capital of Afya Brazil from certain members of the Esteves family (which has since increased to 41.5% following share capital increases and the subscription of new shares by BR Health). The acquisition was secured by the following guarantees by the Esteves family members (and/or companies controlled by them at the time) in favor of BR Health with respect to certain indemnification obligations of the Esteves family members: (i) a fiduciary assignment of 70% of certain educational services credit rights of IESVAP up to August 2022, (ii) a pledge of shares pursuant to which Nicolau Carvalho Esteves pledged 308,998 common shares owned by him in Afya Brazil, and Rosângela de Oliveira Tavares Esteves pledged 92,859 common shares owned by her in Afya Brazil, valid up to April 2024 and which can be partially released on certain dates subject to certain conditions being met, and

(iii) mortgages (hipotecas) over land located in Araguaína and Porto Nacional in the state of Tocantins. Certain of the guarantees were amended in 2018 to cover certain Esteves family indemnification obligations in connection with the IPTAN and IESVAP transactions.

On March 28, 2019, prior to the merger of BR Health into Afya Brazil, BR Health assigned the guarantees described above to Crescera, and Crescera and the Esteves family renegotiated the guarantees, which are comprised of: (i) a pledge of shares pursuant to which Rosângela de Oliveira Tavares Esteves pledged 2,497,275 shares owned by her in Univaço Patrimonial Ltda., (ii) mortgages (hipotecas) over land located in Araguaína and Porto Nacional in the state of Tocantins, and (iii) a fiduciary assignment of land located in Parnaíba, in the State of Piauí, and in Palmas, in the State of Tocantins.

Our Pre-IPO Corporate Reorganization

Prior to the consummation of our initial public offering, the Esteves Family, Crescera, other members of the Esteves family and the other shareholders of Afya Brazil, or the Afya Brazil Minority Shareholder Group, contributed all of their shares in Afya Brazil to us. In return for this contribution, we issued 58,485,140 new Class B common shares to Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and Crescera and 17,370,248 new Class A common shares to the other members of the Esteves family and the Afya Brazil Minority Shareholder Group, in each case in a 1-to-28 exchange for the shares of Afya Brazil contributed to us.

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controlled Guardaya), and Guardaya (which owns 100% of Medcel Editora and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of UEPC, a medical school located in the Federal District.

Additionally, on June 18, 2019, Afya Brazil acquired an additional 15% interest in UEPC through a contribution by Crescera of its additional 15% interest in UEPC into Afya Brazil’s share capital. The purchase price was R$24.5 million. This contribution was conducted as part of our corporate reorganization and pursuant to the terms and conditions of (i) a purchase agreement between BR Health and UEPC’s controlling shareholders, which was assigned by BR Health to Crescera on March 25, 2019, and which required Crescera to acquire the 15% interest in UEPC directly from UEPC’s controlling shareholders, and (ii) an investment agreement dated March 29, 2019, among Crescera, certain members of the Esteves family, certain minority shareholders and Afya Brazil, pursuant to which Crescera agreed to subsequently contribute its additional 15% interest in UEPC into Afya Brazil’s share capital in exchange for a certain number of shares in Afya Brazil, to be calculated at the time of the contribution in accordance with the calculation formula set forth in the investment agreement.

Roll-up transactions

On June 14, 2019, we concluded the roll-up of the minority shareholders of FASA to Afya Brazil. On June 16, 2019, we concluded the roll-up of the minority shareholders of IESP to Afya Brazil. On June 17, 2019, we concluded the roll-up of the minority shareholders of UNIVAÇO to Afya Brazil. See “Item 4. Information of the Company—C. Organizational Structure—” for our current corporate structure.

Pre-IPO Acquisitions

Please see “—Business Overview—Our Recent Acquisitions”

Initial Public Offering and Recent Equity Follow-on Offering

In July 2019, we completed our initial public offering, in which we sold an aggregate of 15,805,841 of our Class A common shares at a public offering price of US$19.00 per common share. We received approximately US$242.7 million of net proceeds from our initial public offering (i.e., after deducting underwriting discounts, commissions and offering expenses). Our shares began trading on the Nasdaq Global Select Market on July 19, 2019, under the symbol “AFYA.” In February 2020, we completed an equity follow-on offering, in which we sold an aggregate of 3,260,480 of our Class A common shares at a public offering price of US$27.50 per common share.

We received approximately US$86.6 million of net proceeds from our follow-on offering (i.e., after deducting underwriting discounts, commissions and offering expenses).

Post-IPO Acquisitions

Please see “—Business Overview—Our Recent Acquisitions”

Principal Capital Expenditures

We made capital expenditures (consisting of purchase of property and equipment and intangible assets) of R$121.7 million, R$21.7 million and R$21.1 million in 2019, 2018 and 2017, respectively. During these years, our capital expenditures mainly included expenditures related to the expansion and maintenance of our campuses and headquarters, the integration of our acquisitions, the implementation of our shared services center, and the development of the project that led to the certification of seven new greenfield medical schools as part of the “Mais Médicos” program.

For 2020, we have budgeted capital expenditures of R$100.3 million, mostly to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements may be adjusted from time to time as they depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, the continued market acceptance of our products, and more recently, the impact on our business of the COVID-19 pandemic and measures taken in response. See “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the coronavirus, could adversely impact our business.”

B.               Business Overview

We are the leading medical education group in Brazil based on number of medical school seats, as published by MEC as of December 31, 2019 delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, medical post-graduate specialization programs and continuing medical education activities, or CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

We have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 12 Brazilian states, and our digital medical platform is available across Brazil. As of December 31, 2019 and as of December 31, 2018, our network of 19 undergraduate and graduate medical school campuses consisted of 12 operating units (units that have been approved by MEC and that have commenced operations) and seven approved units (units that have been approved by MEC but that have not yet commenced operations), compared to nine and four operating units as of December 31, 2018 and as of December 31, 2017, respectively. As of December 31, 2019, our network of 1,572 medical school seats consisted of 1,222 operating seats (seats that have been approved by MEC and that have commenced operations) and 350 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 917 and 420 operating seats as of December 31, 2018 and as of December 31, 2017, respectively. We plan to expand our network by opening, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, the seven approved medical school campuses we were awarded in connection with the “Mais Médicos” program (the Brazilian federal government initiative to reduce shortages of doctors in the most underserved and vulnerable regions of Brazil) by December 31, 2021, taking our total to 22 operating medical school campuses in 12 Brazilian states and approximately 1,886 available medical school seats per year.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions in 2018 and 2019 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

As of December 31, 2019, we had 23,969 enrolled students, compared to 19,720 enrolled students as of December 31, 2018, representing growth of 21.5 % for the period, and compared to 10,164 enrolled students as of December 31, 2017.

Our business model is characterized by high revenue visibility and operating leverage. Over 90% of our historical revenue for the years ended December 31, 2019, 2018 and 2017 was comprised of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 62.0% of our total growth in terms of net revenue in 2019 and 64% of our total growth in terms of net revenue in 2018) and (ii) organic growth (which represented approximately 39.0% of our total growth in terms of net revenue in 2019 and 36% of our total growth in terms of net revenue in 2018), has led to growth, profitability and cash generation:

•	Our net revenue totaled R$750.6 million, R$333.9 million and R$216.0 million in 2019, 2018 and 2017, respectively, representing a compound annual growth rate, or CAGR, of 86.4% since 2017;
•

Medical schools tuition fees represented 69.3%, 73.3% and 64.9% of our historical undergraduate programs combined tuitions fees in 2019, 2018 and 2017, respectively. The average monthly ticket for medical school tuition fees was R$7,735 for year ended December 31, 2019, which represents an increase of 23.4% from the R$6,269 average monthly ticket for medical school tuition fees for the year ended December 31, 2018;

•	Residency preparatory course, continuing medical education and medical post graduate specialization programs offerings totaled R$100.8 million in net revenue for the year ended December 31, 2019;
•	We generated net income of R$172.8 million, R$94.7 million and R$48.5 million in 2019, 2018 and 2017, respectively, representing a CAGR of 88.8% since 2017;
•	Our Adjusted EBITDA totaled R$293.7 million, R$119.9 million and R$57.3 million in 2019, 2018 and 2017, respectively, representing a CAGR of 126.4% since 2017;
•	Our Operating Cash Conversion Ratio was 96.5%,71.7% and 70.5% in 2017 for the years ended December 31, 2019, 2018 and 2017, respectively.

Quality is a cornerstone of our value proposition. As of December 2019, our average Institutional Concept score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 4.4 on a scale of 1 to 5, compared to the Brazilian average of 3.5.

In 2018, we were also awarded, seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements.

Our Recent Acquisitions

The entry point to a medical career begins in undergraduate institutions, so part of our mission is to consolidate this market. Accordingly, expanding our operations through acquisitions has been a key component of our growth strategy. We have been able to apply our operating business model to our acquisitions, allowing us to add quality, value and increase profitability.

In addition, we have equipped ourselves through key initiatives for strategic and relevant acquisitions to our portfolio, including: the creation of a Shared Services Center dedicated to serve our campuses and run our integration processes, the centralization of content creation and the creation of a dedicated sales team for each market we operate in.

Our recent acquisitions include:

IPTAN and IESVAP

On January 11, 2018, certain members of the Esteves family, BR Health and Afya Brazil entered into an investment and purchase agreement providing for (a) an initial Afya Brazil capital increase which was paid: (i) by the Esteves family with the contribution of the ownership interest held by the Esteves family in IPTAN and IESVAP in an amount equal to R$11.6 million; and (ii) by BR Health through a cash contribution in an amount equal to R$55.0 million, followed by (b) a sale by the Esteves family to BR Health of shares in Afya Brazil for a purchase price equal to R$37.5 million. The transaction was consummated on April 26, 2018 and the aggregate purchase price was R$200.3 million.

IPTAN is a post-secondary education institution located in the city of São João Del Rei, in the state of Minas Gerais. It offers on campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. IPTAN contributed 49 undergraduate medical seats to Afya.

IESVAP is a post-secondary education institution located in the city of Parnaíba, in the state of Piauí. It offers on-campus post-secondary undergraduate education courses in medicine, dentistry and law. IESVAP contributed 80 undergraduate medical seats to Afya.

CCSI

On May 30, 2018, Afya Brazil acquired control of CCSI, through the acquisition of 60% of CCSI. CCSI is a post-secondary education institution located in the city of Itajubá, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. This acquisition was strategic to Afya Brazil. The purchase price paid by Afya Brazil amounted to R$39.0 million, of which (i) R$9.2 million was paid in cash on the acquisition date, and (ii) R$29.8 million is being paid through several monthly installments, which are adjusted by the IGP-M rate, and which last installment is due in May 2019.

IESP

On November 27, 2018, Afya Brazil acquired control of IESP, through the acquisition of 80.0% of IESP. IESP is a post-secondary education institution located in the city of Teresina, in the state of Piauí. It offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs. This acquisition was strategic to Afya Brazil. The purchase price paid by Afya Brazil amounted to R$248.9 million, of which (i) R$129.8 million paid in cash on acquisition date; (ii) R$4.0 million was paid in December 2018; (iii) R$8.9 million was paid in February 2019; and (iv) R$106.2 million is payable in three equal installments of R$35.4 million due on November 27, 2019, November 27, 2020 and November 27, 2021, respectively, adjusted by the CDI rate and customary purchase price adjustment mechanisms.

FADEP

On December 5, 2018, Afya Brazil acquired control of FADEP, through the acquisition of 100% of RD Administração e Participação Ltda, which has a 89% interest in FADEP and Afya Brazil also acquired 11% interest in FADEP from the selling shareholder. FADEP is a post-secondary education institution located in the city of Pato Branco, in the state of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The acquisition of FADEP represented an opportunity for Afya Brazil to achieve greater scale and to expand its operations to the southern region of Brazil.

The purchase price paid by Afya Brazil amounted to R$133.0 million, of which (i) R$80.1 million was paid in cash on the acquisition date; and (ii) R$52.8 million is payable in three equal installments of R$17.6 million payable semiannually from the acquisition date and adjusted by the SELIC rate.

Medcel

On March 29, 2019, (i) BR Health, a wholly-owned subsidiary of Crescera that controlled Guardaya; and (ii) Guardaya which owns 100% of Medcel Editora and CBB Web, were merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Guardaya, Medcel Editora and CBB Web shares. In connection with this transaction, 15% of UEPC's shares were also acquired by Afya Brazil. Afya Brazil issued 378,696 Class B common shares as a consideration for the interest held by Crescera in BR Health and Guardaya. The fair value of the purchase consideration was R$259.1 million.

Additionally, on June 18, 2019, Afya Brazil acquired an additional 15% interest in UEPC through a contribution by Crescera of its additional 15% interest in UEPC into Afya Brazil’s share capital. UEPC is a medical school and has 120 undergraduate medical seats. UEPC also offers courses in business administration, architecture, accounting, law, physical education, nursing, civil engineering, pharmacy, physical therapy, veterinary medicine, nutrition, dentistry, pedagogy and psychology, among others.

FASA

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of Instituto Educacional Santo Agostinho S.A., or FASA, providing for the acquisition of 90% of FASA by Afya Brazil. FASA is a post-secondary education institution with campuses located in the states of Bahia and Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. The FASA transaction was consummated on April 3, 2019. The purchase price was R$201.6 million, of which (i) R$102.3 million was paid in cash on the acquisition date; (ii) R$ 39.7 million was paid in April 2020; (iii) R$29.8 million is payable in April 2021; and (iv) R$29.8 million is payable in April 2022, adjusted by the IPCA rate plus 4.1% per year and customary purchase price adjustment mechanisms. On June 14, 2019, we concluded the roll-up of the minority shareholders of FASA to Afya Brazil.

IPEMED

On May 9, 2019, Afya Brazil acquired control of IPEMED, through the acquisition of 100% of its shares. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro, São Paulo and in the Distrito Federal. It focuses on medical graduate programs. The purchase price was R$97.5 million, of which: (i) R$ 25.0 million was paid in cash as advance through April 2019; (ii) R$27.2 million paid was paid in cash on the acquisition date; and (iii) R$45.3 million is payable in five annual installments due from February 2020 through February 2024 adjusted by the CDI rate and customary purchase price adjustment mechanisms.

IPEC

On August 13, 2019, Afya Brazil acquired 100% of the share capital of IPEC, which at the time of the acquisition was a non-operational post-secondary education institution with governmental authorization to offer on- campus, post-secondary undergraduate courses in medicine in the State of Pará. The acquisition contributed approximately 120 medical seats to Afya. IPEC became operational in September 2019.

The aggregate purchase price was R$108 million, of which: (i) R$54 million was paid in cash on the transaction closing date, and (ii) R$54 million is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

UniRedentor

On November 1, 2019, Afya Brazil entered into a purchase agreement for the acquisition of 100% of UniRedentor – Sociedade Universitária Redentor, or Uniredentor. UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rio de Janeiro. UniRedentor also offers other health-related undergraduate degrees and graduate programs in medicine and health, as well as other courses. In 2019, UniRedentor’s gross revenue totaled R$131.0 million and approximately 76% of its gross revenue came from health-related programs.

The transaction was consummated on January 31, 2020. The aggregate purchase price was R$225 million, of which: (i) R$125 million was paid in cash on January 31, 2020, and (ii) R$100 million is payable in five equal installments of R$20 million through May 2024, adjusted by the CDI rate and customary purchase price adjustment mechanisms. The acquisition contributed 112 medical school seats to Afya, with a potential 44 additional medical school seats subject to approval by MEC.

Expected Acquisitions

Centro Universitário São Lucas

On February 20, 2020, Afya Brazil entered into a purchase agreement for the acquisition of 100% of Centro Universitário São Lucas, or UniSL. Closing of the transaction is subject to customary conditions precedent (which includes approval from antitrust authorities). UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health-related undergraduate degrees. The aggregate purchase price is R$ 341.6 million of which: (i) 70% will be paid in cash  on the transaction closing date and (ii) the remaining 30% will be paid in cash in three equal installments through 2023, adjusted by the CDI rate and customary purchase price adjustment mechanisms. This acquisition, if completed, will contribute 182 medical school seats to us. There are 100 additional seats still pending approval from the MEC that, if approved, would result in a potential additional payment of up to R$80 million, adjusted by the CDI rate.

Two of UniSL’s group campuses were acquired from Universidade Luterana do Brasil – ULBRA’s through a judicial public auction made under a legal proceeding filed against ULBRA to satisfy debt owed by it to certain of its creditors. Although we believe that there are no legal grounds for any court to determine UniSL’s successor liability with respect to ULBRA’s assets and liabilities not acquired by it, there can be no assurance that we will not face any successor liability in connection with any such ULBRA’s assets and liabilities not acquired by UniSL. See “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives.”

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•

We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil, we are able to identify trends and adapt our services accordingly;

•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;
•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;
•	We have the largest operating infrastructure in medical education in Brazil, with more than 60 partner teaching hospitals and clinics and 600 physicians and specialists in our ecosystem;
•	We have developed the first instructional medical web-series created globally and have already been working on the second and third seasons;
•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation; and
•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model.

High quality standards

Our operating infrastructure and innovative methodological approach has achieved high levels of satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. According to Educainsights, our Net Promoter Score, or NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, was 25 for medical students that graduated more than five years ago, 43 for medical students that graduated more than two years ago and less than five years ago, and 52 for medical students that graduated less than two years ago. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical careers of our students. Additionally, all of our undergraduate institutions are highly evaluated by MEC, with an average Institutional Score (Conceito Institucional) rating above “4”, out of a maximum of “5”. See “Item 4. Information on the Company—Business Overview—Regulatory Overview—Regulatory Processes of Post-Secondary Education Institutions—Accreditation of Post-Secondary Education Institutions and Authorization and Recognition of Programs” for further information on the Conceito Institucional.

In addition, our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services offered by Medcel, third-party medical schools proactively contact it seeking to adopt Medcel’s medical education content to improve their medical students’ learning experience and academic scores. As of December 31, 2019, approximately nine third-party schools had adopted Medcel’s medical education content.

The nature of our business model

Attractive financial model:    We have a strong combination of significantly low customer acquisition costs, calculated as the sum of sales and marketing and personnel expenses divided by student additions, which were approximately R$1,900 and R$1,300 per student as of December 31, 2019 and 2018, respectively, high occupancy rates of approximately 100% of medical seats in our medical schools as of December 31, 2019 and December 31, 2018, and strong operating cash flow generation of 96.5% and 78.7% as of December 31, 2019 and December 31, 2018, respectively. As of December 31, 2019, our Life Time Value (LTV), calculated as the sum of R$55,463 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year), was R$332,777. As of December 31, 2018, our Life Time Value (LTV), calculated as the sum of R$54,396 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year), was R$326,376.

Contracted growth:    We have contracted growth visibility into medical schools that are in the initial six years of operations as a result of the six-year maturation cycle of our medical school seats.

This cycle begins when a medical school becomes operational, with a first year medical school class that progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats). Since the maximum number of medical seats per medical school is set by regulation, the only way to grow our medical school seats, and thus our numbers of enrollments, is through acquisitions or starting new medical schools. As of December 31, 2019, we had 1,572 approved medical school seats out of an expected total capacity of 12,059 medical school enrollments by 2026, which gives us visibility as to the growth potential of our revenues over the period. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation.”

End-to-end ecosystem:    Successfully integrating the businesses we invest in or acquire, allows us to offer an end-to-end physician-centric ecosystem. The point of entry of one business unit is the point of exit from another, which increases cross-selling and upselling opportunities.

Difficult to replicate:    We believe the combination of regulatory barriers, demand and supply imbalance and our end-to-end physician-centric ecosystem are difficult to replicate and that it would take a significant amount of time for competitors to reach the scale of our operation.

Self-reinforcing network effects of our education cycle:    As we aim to be the trusted content and knowledge partner for lifelong medical learners in Brazil, we have created and have been nurturing an education cycle that entails differentiation, talented stakeholders and recognition. Our continuous focus on implementing all stages of our cycle has allowed us to continuously expand our footprint.

Extensive M&A track record

We have extensive capabilities in, and a strong track record of, identifying, negotiating and successfully integrating acquisitions. We have developed an integration model, operated by a dedicated team responsible for analyzing, mapping and integrating the systems of our acquired businesses, that we believe enables us to fully integrate the businesses we acquire in an efficient manner and within 12 months of their acquisition.

Our integration model is comprised of four stages:

•	Stage 1 (Preliminary Analysis): Preliminary analysis of the available infrastructure, organizational structure and teaching model of the acquired business to identify potential integration issues.
•

Stage 2 (Detailed Mapping): Detailed migration diagnosis and mapping of the systems, processes and teaching model of the acquired business to be integrated into our centralized shared-services center and academic model.

•	Stage 3 (Integration/Migration): Centralization and migration of the systems and processes into our shared services center and standardization of the teaching model of the acquired business.
•	Stage 4 (Ongoing Support): Post migration/integration remote and on-site support and monitoring to stabilize the integrated operations of the acquired business.

In 2019 and in 2018, we successfully acquired or invested in a total of 11 companies, increasing our number of medical schools seats, expanding into new medical education segments and integrating new technologies that allow us to innovate and enhance our value proposition to lifelong medical learners. As of the date of this annual report, we have fully integrated the operations of six of our acquisitions with our existing business. We are in the process of integrating the operations carried out in 2019 and 2018 (IESP, IPEMED, Medcel Editora and CBB Web), the integration of which we expect to complete by first semester of 2020. In addition, in 2020 to date, we acquired or invested in one company, Uniredentor, and agreed to acquire UniSL. The acquisitions of Uniredentor and UniSL, the latter of which is subject to customary conditions precedent (which includes approval from antitrust authorities), will increase our total number of approved medical school seats to 1,866 from 1,572 as of December 31, 2019.

Our limited operating history as a consolidated company and our recent acquisitions entail a number of challenges, such as effectively integrating the operations of any acquired companies with our existing business and managing a growing number of campuses. See “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of campuses may adversely affect our strategic objectives” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.”

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of knowhow and expertise in the education sector. Our internal satisfaction survey conducted in 2018 showed employee satisfaction levels of 86.3 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

Our Growth Strategies

We aim to continue to grow organically and through acquisitions and to generate greater shareholder value by implementing the following strategic initiatives:

Maturation of current number of authorized medical school seats

We benefit from contracted growth visibility in our medical schools that are in the initial six years of operations, which we derive from two main sources: (1) the six-year maturation cycle of our medical school seats, which begins when a medical school becomes operational, with a first year medical school class which progresses through the required six years as the next classes begin behind it, and which ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats), and (2) new enrollments from our seven awarded campuses in connection with the “Mais Médicos” program.

Since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and thus our number of enrollments, is through acquisitions or starting new medical schools. Assuming full compliance with applicable regulations and that our seven new “Mais Médicos” campuses mature as expected with 50 medical seats for each campus, we estimate reaching a total medical student base of 12,059 students by 2026. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

Expand our medical residency preparation enrollments base

Competition for medical residencies should increase as the number of graduating physicians grows and the number of available residency seats remains static. According to a third-party consulting firm, the number of applicants for medical residency programs is expected to grow at a rate of 13.4% per year through 2022. We plan to continue to grow our medical residency exam preparation student enrollments, leveraging the academic outcome, scalability and learning experience of our digital platform.

Expand our graduate programs enrollments base

Due to the shortage of medical residency seats and the growing demand for medical graduate courses, we believe we will be able to expand our current offering in this segment.

We intend to continue developing our business-to-business strategy by increasing the number of partners and student enrollments through increased marketing and sales effort.

Cross sell across our existing medical student base

Because our solutions target the lifelong education journey of medical students, we have identified an opportunity to increase student enrollments at a low marginal cost driven by cross-selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency exam solutions and the number of former undergraduate and/or medical residency students applying to our graduate and CME courses.

Expand our B2B capabilities

B2B contracts are effective customer entry points to our products and services. Students are familiar with our platforms, increasing our brand equity and helping us attract more physicians to enroll in preparatory courses, graduate programs and CME products.

Expand our distribution channels

We plan to continuously expand our distribution network by increasing our presence in direct and third-party channels, launching graduate courses or CME for third-party continuing medical education hubs (including, but not limited to, hospitals, clinics and other medical schools) to grow our graduate medical footprint, through partnerships with such third-party continuing medical education hubs.

Leverage infrastructure and extract synergies from acquisitions

We believe we have been able to successfully integrate our acquisitions into our ecosystem. We plan to implement several measures to improve the profitability of recent acquisitions, including but not limited to:

•	Streamlining fee discounts and scholarship policies;

•	Integrating operations with our shared-services center;
•	Streamlining faculty training in line with our career plan; and
•	Integrating teaching models into our academic model.

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering and/or enhance our product portfolio, such as digital content platforms, continuing medical education institutions and other medical certification companies, among others. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time. We believe that we have developed a strong capability and track record of acquisitions. In 2020 to date, we acquired or invested in one company, Uniredentor, and agreed to acquire UniSL. The acquisitions of Uniredentor and UniSL, the latter of which is subject to customary conditions precedent (which includes approval from antitrust authorities), will increase our total number of approved medical school seats to 1,866 from 1,572 as of December 31, 2019. In 2019, we acquired or invested in six companies, which increased our medical school seats by more than 24% over the year. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of IPEMED, enabled us to enter the graduate and specialization courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

Enter into new markets

We believe our end-to-end physician-centric ecosystem is equipped to serve medical students in complementary segments where our innovative, methodological, data-driven approach can continue to disrupt traditional vendors and legacy business models. We believe opportunities exist in new sectors and regions of Brazil. In the future, we intend to focus on expanding further into continuing medical education. We may also seek to grow our business by selectively expanding into international markets with similar fundamentals.

Develop new products

We plan to continuously evolve our platform and offer solutions that keep up with the growing demands of our students. We have a planned pipeline of new products, including new medical web-series seasons, corporate medical training, new extension health programs, a tutoring suite, a peer-to-peer suite and a virtual reality product.

Our Geographic Presence

Our headquarters and most of our shared services operations are located in Nova Lima, in the state of Minas Gerais. Our content creation and dedicated sales team is located in São Paulo, in the state of São Paulo.

As of December 31, 2019, our network consisted of a total of 26 undergraduate and graduate campuses, comprised of (i) 19 undergraduate medical school campuses, 12 of which are operating units (units that have been approved by MEC and that have commenced operations) and seven of which are approved units (units that have been approved by MEC, but that have not yet commenced operations), (ii) five graduate campuses that offer medicine- and health-related courses, and (iii) two campuses that offer non-medicine, non-health-related undergraduate courses. We plan to expand our network by opening the seven approved undergraduate medical school campuses we were awarded in connection with the “Mais Médicos” program by 2021. As of December 31, 2019, we had 12,803 students enrolled in our online prep-courses spread across Brazil.

The chart and table below illustrate our current footprint of undergraduate and graduate medical schools.

Legend
Operating Undergraduate Schools
Approved Undergraduate Schools
Operating Graduate Schools
Digital Platform
Digital Platform & Schools

	School	City	State	Medical Seats	Years of Operation(1)
Pre-2018 acquisitions	ITPAC Porto Nacional	Porto Nacional	Tocantins	120	>6
	ITPAC Araguaína	Araguaína	Tocantins	80	>6
	UNIVAÇO	Ipatinga	Minas Gerais	100	>6
	ITPAC Palmas	Palmas	Tocantins	120	1.5

2018 acquisitions	IPTAN	São João Del Rei	Minas Gerais	49	4
	IESVAP	Parnaíba	Piauí	80	4
	CCSI	Itajubá	Minas Gerais	87	>6
	IESP	Teresina	Piauí	171	>6
	FADEP	Pato Branco	Paraná	110	2

2019 acquisitions	FASA(2)	Vitória da Conquista	Bahia	100	4
		Itabuna	Bahia	85	1
		Montes Claros	Minas Gerais	N/A	N/A
		Sete Lagoas	Minas Gerais	N/A	N/A

	IPEMED	Salvador	Bahia	N/A	N/A
		Brasília	Distrito Federal	N/A	N/A

	School	City	State	Medical Seats	Years of Operation(1)
		Belo Horizonte	Minas Gerais	N/A	N/A
		Rio de Janeiro	Rio de Janeiro	N/A	N/A
		São Paulo	São Paulo	N/A	N/A

	IPEC	Marabá	Pará	120	>1

2020 acquisitions(4)	Uniredentor	Itaperuna	Rio de Janeiro	112(3)	>4
“Mais Médicos”(5)	ITPAC Santa Inês	Santa Inês	Maranhão	50	0
	ITPAC Cametá	Cametá	Pará	50	0
	ITPAC Cruzeiro do Sul	Cruzeiro do Sul	Acre	50	0
	ITPAC Itacoatiara	Itacoatiara	Amazonas	50	0
	ITPAC Manacapuru	Manacapuru	Amazonas	50	0
	ITPAC Abaetetuba	Abaetetuba	Pará	50	0
	ITPAC Bragança	Bragança	Pará	50	0

(1)	Schools with six or more years of operations are considered fully matured.
(2)	FASA’s assets located in the cities of Montes Claros and Sete Lagoas, both in the State of Minas Gerais, were spun-off and transferred to ESMC.
(3)	Additional 44 medical school seats are subject to approval by the MEC.
(4)

2020 acquisitions does not include the acquisition of UniSL, which, as of the date of this annual report, remains subject to customary conditions precedent (which includes approval from antitrust authorities).

(5)

Seven campuses expected to open by 2021 subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. Number of medical seats are anticipated.

Industry Overview

Introduction to Brazil’s education environment

Brazil’s education environment has become increasingly open to private capital. At the same time, the government has continued to play an important role through the municipalities, states, and federal government.

Postsecondary education

Higher education in Brazil differs significantly from pre-secondary education. The majority of higher education schools are under private management and account for approximately 88% (both for profit and nonprofit) of all higher education institutions. Higher education institutions are divided into three categories depending on the number of courses they offer, seniority of the teaching staff, and amount of research they conduct: they can be classified as colleges, university centers or universities. Typical postsecondary programs take between four to six years to complete. While some courses in these programs only occur during a certain period of the day (i.e., morning, afternoon, or evening), others are offered as full day courses. Tuition is paid on a monthly basis, primarily out of pocket by students and their families. Government financing is available, but not easily accessible. The main programs are FIES and PROUNI, which together accounted for 40% of total financing in 2014 prior to more regulated policies in recent years.

Introduction to Brazil’s medical education industry

In Brazil, aspiring physicians apply to medical school following graduation from secondary education. Medical school in Brazil is a six year undergraduate program. Upon graduation, medical students gain a license and can start working as a generalist physician. At this point, they usually consider alternatives to gain a certification for one or more medical specialties.

The first and most common path to obtaining a medical specialty certification is through a medical residency program. If a candidate chooses the medical residency path, the student must pass an entrance examination, referred to as R1 exam administered by each institution offering a residency program. After getting approved by a residency institution, the student then starts the first year of residency with the support of a government study grant throughout the specialization period. If the physician wants to pursue a sub specialty, he or she will need additional years of study, which may or may not require incremental entrance tests.

Medical professionals, that do not choose or fail to be admitted into a residency program can still pursue a medical specialty certification through other alternatives. For instance, a generalist can take the specialist certification exam to become a specialist after meeting a variety of eligibility criteria. Those criteria can include internships, hours of work under supervision of a medical specialist, or hours of study in a certified graduate program, among other methods. Depending on the desired level of medical specialty, it can take four to 10 years for a generalist to meet the criteria and, in this context, graduate programs can be a shorter path to reach eligibility sooner.

As medical science continues to evolve very rapidly, medical professionals must seek ways to stay up to date on those developments. For that purpose, physicians and other medical professionals tend to use numerous sources of continuing medical education, or CME, including short term programs, scientific paper digests, and medical congresses, among others.

Medical education system: Brazil vs. United States

While Brazil mandates that students pursue a six year specific undergraduate medical education, a student in the United States must typically earn a four year undergraduate degree prior to applying for medical school. Although no specific undergraduate degree is required, pre medical, biology, and health focused majors are recommended.

A U.S. student must apply to medical school programs upon finishing his undergraduate degree, typically taking another four years to complete medical school. As is the case in Brazil, the U.S. medical school application process is highly competitive and has historically seen increasing medical course applications. In 2018, 21,622 U.S. students were enrolled out of 52,777 medical school applicants, representing an applicants per enrolled student ratio of 2.4x. Additionally, the number of medical school applicants increased at a 2.7% Compound Annual Growth Rate, or CAGR from 2010 to 2018, according to the AAMC.

While Brazilian students have the option to either pursue a medical residency or work as a generalist after graduating, U.S. students are required to go through a residency program after completing medical school to become an authorized physician. To do this, the student must enroll in the National Residency Matching Program, or NRMP, which matches physician applicants to U.S. residency training programs. In 2017, 35,969 U.S. medical school graduates applied for 31,757 residency positions, representing an applicants per enrolled student ratio of 1.2x. To complete the program and become an authorized physician, each student must also pass the United States Medical Licensing Examination, or USMLE.

The diagram below illustrates the structure and timeline of the Brazilian medical education system relative to the United States:

Source: MEC

Source: AAMC

Regulatory overview and “Mais Médicos” program

Medical education in Brazil is subject to regulatory terms that aim to define the supply of medical seats across the country. From 2013 to 2018, the Brazilian government put initiatives in place to increase the number of annual medical school and residency vacancies, which have been recently revised.

In 2013, Law No. 12,871 defined the protocol for the creation of new medical courses in Brazil to address issues such as the unequal distribution of doctors across Brazilian states. Among the criteria that support the creation of medical schools seats, two relevant aspects are (i) the importance of these new openings in a specified region and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization.

To reduce the shortage of doctors and mitigate the perceived healthcare inequality, the Brazilian federal government implemented a strategic initiative called “Mais Médicos.” The program’s main objectives included addressing the provision of doctors for primary care in municipalities, strengthening health care infrastructure, and allocating medical workforce to underserved areas.

According to WHO, from its inception in 2013 until 2018, “Mais Médicos” assigned physicians to over 4,000 municipalities benefiting poorer areas. For example, during that period, 63% of physicians working in this program in northeastern Brazil were assigned to work among the region’s poorest municipalities. Until July 2014, 91% of the municipalities in northern Brazil with a shortage of physicians had been provided, on average, almost five physicians per municipality. Studies have demonstrated there was a significant increase, from 62.7% to 70.4%, in the population receiving primary care coverage from 2014 to 2016.

Regarding academics, “Mais Médicos” implemented short- and long-term measures to improve the Brazilian medical training system in both quantitative and qualitative ways. Among these measures was the opening of new medical school slots, in both undergraduate courses and residency programs. From its creation in 2013 until 2018, “Mais Médicos” reached an annual contribution of 11,400 new student slots in medical schools as well as 12,400 student slots for medical residency.

With the increase in annual offerings through “Mais Médicos,” the MEC announced on April 5, 2018, that the government had decided to freeze the new offering of medical seats for a period of five years. The decision was based on the previously-defined target of at least 11,000 annual medical seats, which according to WHO had already been achieved.

Brazilian medical education quantitative assessment

Given the national regulatory framework, expanding medical seats depends mostly on quality attributes and the need for additional doctors in the given geography. The number of medical seats remained approximately unchanged between 2005 and 2012, but increased at a faster pace from 2012 to 2014 to mitigate the shortage of physicians in the country.

Over the last five years, “Mais Médicos” has raised the medical seats offerings. From 2013 to 2018, it created approximately 13,000 seats in medical schools throughout the country, which contributed to the increase in enrollment in private medical schools. After recent assessment of current medical seats offered versus planned back in 2013, the number of seat has been held constant at 36,700 by MEC since April 2018.

From 2010 to 2017, enrollments in private medical schools have increased by 32,270, representing a 5.1% CAGR, compared to an additional 13,717 public medical enrollments during that period.

According to Demografia Médica, the number of physicians in Brazil increased from 364,757 to 451,777 from 2010 to 2017, representing a 23.9% increase. With that demand in place, a supply of new healthcare professionals is expected to keep growing to keep up with the increased demand for public and private health services.

By 2023, total physicians in Brazil are expected to increase to 527,059 professionals, implying 2.44 doctors per 1,000 inhabitants, compared to the current level, below 2.2 doctors per 1,000 inhabitants. At the same time, the number of events per doctor is expected to slightly increase, driven primarily by the suppressed demand related to the public sector, with total events per doctor expected to reach 4,665 from the current 4,518.

Projection of the ratio of events per doctor in Brazil (2018 to 2023)

Source: IBGE, INEP, and third-party consulting firm analysis.

Brazil is not expected to reach an excess supply of physicians through 2028, even considering the increasing number of medical graduation over the next 10 years.

Fundamentals of medical education in Brazil

The medical education market in Brazil is supported mainly by the higher demand for medical courses than the actual seats offering, the low and uneven medical density when compared to the Organization of Economic Cooperation and Development, or OECD average, Brazil’s fast aging population, and compelling financial rewards for those seeking to pursue a medical career.

Brazil’s aging population

Brazil’s aging population is expected to drive an increase in demand for physicians and other healthcare service providers. Brazil’s aging ratio is twice that of the United Kingdom and three times that of the United States. Compared to 1995, life expectancy at birth is up from 66 years to 76 years, driven primarily by medical and health improvements.

By 2030, 13.5% of the Brazilian population is expected to be older than 65 years, compared to 7.3% in 2010. Furthermore, in 2060, the percentage of the population of 60 years and older is expected to exceed the number of people of 19 years and under, according to the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Population distribution by age group—Brazil

Source: IBGE

Increase of medical services demand

The long-suppressed demand for health services in Brazil is expected to continue to increase given demographic changes in Brazil as well as a larger portion of the population being able to access private healthcare services. As of December 31, 2018, Private Health Insurance penetration in Brazil reached 24.2%, according to data from ANS. This is lower than countries such as Germany, Australia and the United States, which according to the OECD have 33.9%, 54.9% and 63.0% penetration, respectively.

Even with the expected increase in medical graduation, the demand for healthcare services is expected to surpass the current supply of physicians by medical schools creating a continued demand for medical courses and graduate education.

According to the OECD, Brazil currently has 2.1 doctors per 1,000 inhabitants, which is considerably below the international average and the average of developed countries, which have been through the demographic changes that are expected to happen in Brazil.

 For example, according to WHO, Argentina had an average of 4.0 doctors per 1,000 inhabitants in 2017. Considering the projections of a total of 521,106 physicians in 2023 versus Brazil’s population growth over the same period, Brazil would have approximately 2.4 doctors per 1,000 inhabitants, which is still below the OECD average.

Doctors per thousand inhabitants, according to selected OECD countries—Brazil, 2018

Source: OECD

Shortage and distribution of medical professionals in Brazil

Brazil’s low medical density and inequality in physician distribution is illustrated in the figure below. São Paulo and Rio de Janeiro have 2.8 and 3.5 doctors per 1,000 inhabitants, respectively, while the states of Amapá and Maranhão have 1.1 and 0.9 doctors per inhabitant, respectively. The north and northeast regions are the nation’s most underserved areas in the country and have been the focus of physicians’ assignment by the government. According to “Demografia Médica no Brazil”, the national average of physicians per 1,000 inhabitants is 2.1, while the average outside urban capitals is 1.3.

Even with the expected increase in physicians over the next 10 years, Brazil’s medical density is expected to continue remain low when compared to developed countries, and is not expected to achieve the average medical density of the OECD.

Distribution of doctors according to Brazilian states—2018

Source: Scheffer M. et al., Demografia Médica no Brasil 2018

Compelling financial rewards for pursuing a medical career

One of the notable arguments for pursuing a medical career in Brazil is the financial outcome for the future physician, with higher salaries and fast payback. The main points of view that support the increasing demand for medical education analysis are: (i) nearly 100% employability of medical school graduates in Brazil; (ii) significantly higher salaries for medical school graduates than those enrolled in engineering courses (by approximately 128%), and (iii) a five-year post-graduation average payback period.

High Employability

Occupation Rate for Medical Degree
(%)

97%

~100% employability

Higher Wages

Expected Salary
(R$ '000)

185
81
43
42
Medicine
Engineering
Nursing
Law

2x higher income than Engineering courses

Outstanding Financial Returns

Cumulative Income for the Medical Student
(R$ '000)

800
600
400
200
0
(200)
(400)
(600)
Graduation
Investment Period
Payback
Period (years)

Average payback in 5 years after Graduation

Net Present Value
(R$mm)

2.4
1.3
0.7
0.6
Medicine
Engineering
Nursing
Law

Nearly 2x higher NPV than in Engineering courses

Source: Instituto de Pesquisa Econômica Aplicada—IPEA, Brazilian Ministry of Labor, Third-party consulting firm analysis

Even when considering the comparatively high tuition paid during the six-year medical undergraduate program, its above average income after graduation results in an average payback period of four years, a relatively short period compared to other undergraduate education majors.

Supply and demand imbalance for medical education

The number of applicants for medical school remained relatively constant from 2014 to 2017, with 196,000 applicants in both years. This compares to a 12.5% CAGR for the increase of seats openings for medical schools in the same period. Although the students seats have been increasing at higher rates, there remains a significant gap between the demand and supply of medical education, which is expected to drive continued competitiveness in medical entrance exams.

Applicants/openings for medical schools

Source: INEP, MEC, third-party consulting firm analysis. 2017-2023 figures are projections.

Total openings for medical school (in thousands)

Source: INEP, MEC, third-party consulting firm analysis. 2018-2023 figures are projections.

With future residency slots expected to remain virtually unchanged over the upcoming years and an occupancy rate of approximately 60% of current residency seats available as of 2017, increased competitiveness is expected in residency programs.

Applicants/openings for medical residency

Source: MEC. 2019-2023 figures are projections.

Expansion in graduate programs and CME

The number of public and private medical graduate courses is not measured by any institution, as it is developing and growing as residency slots become increasingly restricted. Typically educational institutions partner with hospitals to provide the adequate infrastructure for teaching students. Unlike residencies, students pay out of pocket monthly tuition of around R$4,000, according to a third-party consulting firm. These are usually one to two year courses and there is currently no government student financing for this segment.

Both graduate and other CME courses are expected take advantage of the increasing graduation rates in Brazil, which is expected to add more than 130,000 new physicians over the next five years, in addition to current 454,848 doctors that are expected to continue to access this market.

Projection of the number of doctors in Brazil (2018 to 2023)

Source: Scheffer M. et al., Demografia Médica no Brasil 2018, third-party consulting firm analysis

Technological innovation driving enhancements to medical education

Technology has played a central role in shaping the medical profession. However, regulations coupled with restrictive characteristics of medical education hinder the ability of undergraduate distance learning programs to expand in Brazil. However, the residency preparatory market has rapidly shifted towards a more technological approach. Tech enabled features are promoting distance learning to spread within the sector, primarily because it facilitates enhanced student access to educational content.

By eliminating the necessity of physical presence, both the market and the penetration rate are expected to expand. For these reasons, information and communication technology services in the education market are expected to grow from US$83.2 billion in 2019 to US$99.0 billion in 2023 worldwide, representing a 4.4% CAGR, according to Technavio. North America accounted for 40.6% of this market in 2018, indicating room for international expansion. In contrast, South America comprised 6.0% of the market in 2018 and is expected to grow at a 7.0% CAGR until 2023.

Market assessment and forecasts on medical education

Medical schools

There are currently 337 medical schools in Brazil, of which 60% are private and 40% are governmentally run, according to MEC. In terms of students seats, the relative distribution is comparable: 68% are private while 32% are governmentally run. The market is also highly fragmented. A student that begins a medical school program at the age of 18 would typically be expected to complete the program at 24 years old.

The medical schools segment shows that the current supply of students seats in medical courses has not been sufficient to service the growth in demand for medical education in Brazil. The total number of enrolled medical students in private schools reached 108,000 in 2018 and is expected to increase to approximately 166,000 in 2023, assuming there will not be new openings by the government in the next five years.

Total students enrolled in private universities (in thousands)

Source: INEP, third-party consulting firm analysis. 2019-2023 figures are projections.

With the increasing demand creating a favorable scenario for medical school tuition, a rise in the average current tuition is expected to post a 5.1% CAGR in the next five years, reaching R$119,000 in 2023 according to a third-party consulting firm. Both increases in number of enrolled students and average tuition support a market 14.9% CAGR between 2018 and 2023, implying that the current R$10 billion market would grow to become a R$19.8 billion market by 2023.

Residency and preparatory courses

The number of medical residency student slots available each year is regulated by the MEC and the Ministry of Health. Only hospitals are allowed to offer residency slots and no educational institution does it unless it has its own teaching hospital. Each student receives a scholarship from the government for the duration of their residency (from one to two years). Given the perceived lack of funding from the government, the number of residency students seats is expected to remain approximately unchanged in the future.

Openings for medical residency (in thousands)

Source: MEC. 2019-2023 figures are projections.

According to Demografia Médica, in 2017, there were 790 hospitals that offered residency programs. The market is fragmented and the number of students’ seats varies depending on the specialty the physician is looking for. In 2018, four main areas of interest corresponded to the first choice of approximately 40% of recently graduated students applying to residency programs. A student that begins a medical residency program at the age of 24 would typically be expected to complete the program at 26 or 27 years old, depending on the student’s chosen specialty.

Assuming that 80% of the students enrolled in the fifth and sixth years of medical schools have the interest in taking the R1 test and that the R3 students will continue to grow at current rates, the preparatory courses segment is expected to grow from its current market size of R$1.0 billion to approximately R$2.4 billion by 2023, at a 18.7% CAGR.

Graduate programs

Similar dynamics affect the graduate segment, in which a student that begins a graduate program at the age of 24 would typically be expected to complete the program at 26 or 27 years old, depending on the chosen course. Graduate courses are expected to benefit from the increase in new physicians graduating over the coming years, and have an average duration of two to three years. The current graduate market accounts for a total of R$3.7 billion and is expected to grow at a 13.5% CAGR until 2023. According to a third-party consulting firm, the implied applicant/opening ratio for medical residency programs was 4.3 in 2018.

This increase is primarily supported by the continuing need for specialization, which is expected to raise the current 77,000 students to approximately 118,000 students by end of 2023. A factor that supports the demand is the possibility of a student to pursue more than a single specialization along their career. In line with the increasing number of enrollments, the demand for specialization is expected to see price increases during the same period, implying a CAGR of 4.0%.

Specialization students (in thousands)

Source: MEC, third-party consulting firm analysis. 2019-2023 figures are projections.

CME

Doctors and other medical professionals are expected to continuously educate themselves on evolving developments within their practice throughout their careers. Consequently, the CME market in Brazil is expected to experience an increase in demand as the number of medical school graduates increases. The total number of physicians in Brazil is expected to increase from approximately 450,000 in 2018 to approximately 530,000 in 2023.

Total physicians in Brazil (in millions)

Source: Scheffer M. et al., Third-party consulting firm analysis. 2019-2023 figures are projections.

With both expected growth in the number of physicians between 2018 and 2023 and a tuition adjustment over this period, the CME market is expected to reach a total value of R$2.4 billion by 2023, compared to R$1.6 billion in 2018, implying an 8.5% CAGR. The increase is also supported by the need for continued education on new technologies and procedures, two recurring topics in the medical education segment.

Another important element to the CME market is that it is currently not mandatory for doctors to regularly take CME courses. We expect this to change and become more in line with other countries, where physicians must show their respective medical associations that they are up to date.

Other health non-medical school programs

Other health-related undergraduate courses which include dentistry, pharmacy, nutrition, physiotherapy, psychology, nursing, and physical education, enrolled a total of 1.3 million students in 2018, representing a R$17 billion market. Although the impact of regulation and macroeconomic factors are comparable to those of medical school programs, fundamentals of other health non-medical school programs differ from those of medical schools because of consumer preferences, and the number of students is expected to remain flat. For health-related non-medical schools, average tuition growth rates are expected to be in line with consumer inflation. These other health-related courses are expected to grow at a 13.2% CAGR between 2018 and 2023, reaching a total addressable market of R$31.8 billion.

Non-medical health students enrolled (in millions)

Source: INEP, Third-party consulting firm analysis. 2019-2023 figures are projections.

Total health education market potential

Considering all medical segments combined, there was an addressable market related to medical careers of approximately R$16.4 billion as of December 31, 2018 and encompassing over 700,000 lifelong medical learners, comprised of:

•

a R$10.0 billion addressable medical school market, calculated as (i) the number of medical student enrollments totaling 108,000, based on historical enrollment trends, and the addition of new medical schools seats (as published by the MEC), multiplied by(ii) the estimated R$92,400 average annual tuition per student, based on an average of the annual tuition fees charged by private medical schools in Brazil;

•

a R$1.0 billion addressable residency preparatory courses market, calculated as (i) the number of medical residency candidates totaling 71,000, based on historical medical school graduation records and the number of medical school residency candidates (as published by the MEC), multiplied by (ii) the estimated R$15,000 average annual course fees per candidate, based on an average of the annual course fees charged by the four largest residency preparatory course providers in Brazil;

•

a R$3.7 billion addressable medical specialization courses market, calculated as (i) the number of physicians seeking specialization courses totaling 76,600, based on historical medical school graduation and medical specialization course enrollment records (as published by the MEC), multiplied by (ii) the estimated R$48,800 average annual course fees per physician, based on an average of the annual course fees charged by the four largest medical specialization course providers in Brazil; and

•

a R$1.6 billion addressable continuing medical education, or CME, market, calculated as (i) the number of physicians seeking CME courses totaling 454,848, based on the number of active physicians in Brazil (as published by the Brazilian Medical Association (Associação Médica Brasileira)), multiplied by (ii) the estimated R$3,500 annual average amount spent per physician on CME courses, based on the findings of a primary survey conducted by a third-party consulting firm.

The total addressable market is expected to grow to R$31.6 billion and to over 910,000 lifelong medical learners by 2023. If the other health-related non-medical courses are added to this figure, the addressable market increases to R$34.3 billion in 2018 and a projected R$64.9 billion in 2023.

Market Opportunity

According to a third-party consulting firm, the total addressable market for the medical career segment in Brazil was R$16.4 billion as of December 31, 2018, comprised of (i) a R$10.0 billion medical school market, (ii) a R$1.0 billion residency preparatory courses market, (iii) a R$3.7 billion medical specialization courses market and (iv) a R$1.6 billion continuing medical education market, each calculated as described in “Industry—Market assessment and forecasts on medical education—Total health education market potential.” We estimate that we currently capture approximately 2.0% of the total addressable market based on our net revenue for the year ended December 31, 2018.

This market encompasses over 700,000 lifelong medical learners in Brazil, comprised of 108,000 medical students, 71,000 students seeking residency preparatory courses, and 76,600 and 454,848 physicians seeking to enroll in specialization courses and CME, respectively.

Medical education in Brazil benefits from a combination of demographic and social factors, such as the expected increase in the number of people over 65 due to the increase in average life expectancy, as well as the shortage of medical professionals in Brazil, which has resulted in an imbalance between supply and demand. It also benefits from macroeconomic and financial factors, such as the increase in average household income, which has resulted in an increase in demand for medical services and an increase in private and public healthcare spending. Accordingly, we expect the medical education market in Brazil to continue to grow.

Additionally, given our end-to-end and physician-centric ecosystem, our strong business model, and our reputation for quality, we believe that we are well-positioned to take advantage of the favorable growth dynamics of the medical education market in Brazil. According to a third-party consulting firm, the total addressable market for medical education is expected to grow at a CAGR, of 14.5% from 2018 to 2023 reaching R$19.8 billion. Including other healthcare education services, the addressable market is expected to grow at a CAGR of 14.1% in the same period, reaching R$31.6 billion by 2023.

Information	Medical School	Preparatory Courses for Residency	Specialization Courses	Continuing Medical Education	Total
Total market (2018)	R$10.0 billion	R$1.0 billion	R$3.7 billion	R$1.6 billion	R$16.4 billion
Total market (2023)*	R$19.8 billion	R$2.4 billion	R$7.0 billion	R$2.4 billion	R$31.6 billion
CAGR (5 years)	14.5%	18.7%	13.5%	8.5%	14.1%
AVG Ticket (2018)	R$93,000	R$15,000	R$48,800	R$3,500	—
Total number of students (2018)	108,000	71,000	76,600	454,000	—
Total number of students (2023)*	166,000	130,000	118,000	500,000	—
Afya’s market share (2018)**	4%	7%	2%	—	—

Source: Third-party consulting firm.
*	Estimated by the third party consulting firm.
**	Does not include companies acquired after December 31, 2018.

Underlying Trends of Medical Education in Brazil

In addition to a large and underpenetrated total addressable market, we have identified other trends that contribute to the strength of the markets we serve:

•

Increased life expectancy and demand for medical services:  The Brazilian population is aging at the fastest rate in its recent history. Average life expectancy is currently 76.2 years, and the number of people over 65 should double from 7% of the total population in 2012 to 14% of the total population in 2033. This has led to, and is expected to continue to drive, increased demand for health care professionals. In addition, private healthcare spending and public healthcare spending in Brazil grew at a CAGR of 14.0% and 11.8%, respectively, from 2010 to 2015, primarily due to an increase in demand for medical services as a result of an aging population and an increase in average household income. These trends have continued since 2015 to date.

•

Shortage of medical professionals in Brazil:  There is a shortage of medical professionals in Brazil, primarily due to the uneven socio-economic environment. On average, Brazilian cities with less than 50,000 inhabitants, which corresponds to approximately 90% of all cities in Brazil, have less than 1 physician per 1,000 residents. Brazil is expected to have an average of 3.07 physicians per 1,000 inhabitants by 2028, below the 3.4 average for 2018 of OECD countries.

•

Attractive financial incentives:  The medical profession is lucrative. Medical professionals are highly employable, with salaries that are on average more than three times higher than the average salary for other professions such as engineering, nursing and law, and 1.9 to 3.8 times higher than the net present value of engineering, nursing or law programs in Brazil.

•

Supply and demand imbalance for medical education:  The number of available medical course seats in Brazil is controlled by the MEC, which has limited medical school intakes to current levels until 2023, resulting in a significant imbalance between supply and demand. In the last three years, medical schools have on average received five applications per available medical course seat, and four applications per available residency program vacancy, and the number of applications are expected to increase. We believe that graduate courses will gradually become a more popular, high-demand destination for physicians that are not admitted into residency programs.

•	CME Expansion: The growing number of physicians in Brazil and the demand for ongoing education on new medical procedures, drugs, technologies and developments will continue to drive demand for CME.
•

Technological innovation is driving medical education:  The current generation of medical students and professionals require instantly accessible digital content. Over 600,000 biomedical articles have been published globally every year since 2005, and it is critical for lifelong learners to be able to access information and learning methodologies regardless of location and physical availability.

•

Limited scope of existing product offerings:  By generally limiting their focus on individual aspects of a student’s education cycle, traditional education providers have struggled to build comprehensive student track records and profile databases. Consequently, there is a general lack of integrated platforms that apply accumulated student information to efficiently tailor experiences to, or produce bespoke materials for, the particular needs of each student.

We believe we are well-positioned to take advantage of this market and its trends, bringing a more effective, personal and diversified service to our students, which will enable us to continue to grow our market share.

Our Competition

We believe we are the only company in Brazil with a focus on the entire learning career of a physician. However, several companies provide solutions that compete in some of the markets we operate.

We compete directly or indirectly with other post-secondary institutions that offer medicine courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of approved medical seats they had as of December 31, 2019 and December 31, 2018, respectively:

	Number of Approved Medical Seats
Company	As of December 31, 2019	As of December 31, 2018
Afya Brazil	1,572	1,167
UNINOVE	1,158	1,119
Laureate	1,013	1,013
Estácio	1,141	961
UNIT	600	600

The market for graduate medical courses is relatively new and a few small players operate in this segment.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Medical Schools

•	Fully integrated core curricula that we offer to our medical school students across all our campuses.

•

All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course, which we implemented for all incoming medical students of the fifth and sixth academic year.

•

As of December 31, 2019, this product had 6,597 enrolled students, and had total historical combined tuition fees of R$550.2 million for the year ended December 31, 2019, which represented 17.2% and 69.3% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuitions fees, respectively. As of December 31, 2018, this product had 4,540 enrolled students, and had total historical combined tuition fees of R$253.4 million for the year ended December 31, 2018, which represented 23.0% and 73.3% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuitions fees, respectively. As of December 31, 2017, this product had 2,070 enrolled students, and had total historical combined tuition fees of R$143.0 million for the year ended December 31, 2017, which represented 20.4% and 64.9% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuitions fees, respectively.

Medical Residency Preparatory Courses

•	Instructional content in digital format we offer to medical students and newly graduated physicians to prepare them for medical residency exams.
•	Supplementary instructional content in digital format we offer to third-party medical schools that adopt our services.
•

As of December 31, 2019, we had 12,803 enrolled students in our medical residency preparatory courses. As of December 31, 2018, we had 12,281 enrolled students in our medical residency preparatory courses.

Graduate Courses

•	Graduate medical courses we offer to our medical school students across all our campuses. These students also have access to some of our supplemental instructional platforms.
•	Supplemental instructional content for different medical specializations we offer to individual lifelong medical learners on our graduate courses.
•	As of December 31, 2019, IPEMED had 1,588 enrolled students in its graduate courses. As of December 31, 2018, IPEMED had 1,527 enrolled students in its graduate courses.

Other Health Programs

•

Other national core curricula we offer to students across all our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees already offered by the companies we invested in or acquired.

•

As of December 31, 2019, these programs had 6,494 undergraduate enrolled students, and had total historical combined tuition fees of R$98.5 million for the year ended December 31, 2019, which represented 16.9% and 12.4% of our total number of undergraduate enrolled students and our historical undergraduate programs combined tuitions fees, respectively. As of December 31, 2018, these programs had 7,254 undergraduate enrolled students, and had total historical combined tuition fees of R$44.9 million for the year ended December 31, 2018, which represented 36.8% and 13.0% of our total number of undergraduate enrolled students and our historical undergraduate programs combined tuitions fees, respectively. As of December 31, 2017, these programs had 1,981 undergraduate enrolled students, and had total combined tuition fees of R$34.4 million for the year ended December 31, 2017, which represented 24.5% and 15.6% of our total number of undergraduate enrolled students and our historical undergraduate programs combined tuitions fees, respectively.

Other Programs

•

Other national core curricula we offer to all students across all of our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.

•

As of December 31, 2019, these programs had 10,878 enrolled students, and had total historical combined tuition fees of R$145.6 million for the year ended December 31, 2019, which represented 28.4% and 18.3% of our total number of enrolled students and total historical combined tuition fees from all courses offered, respectively. As of December 31, 2018, these programs had 7,926 enrolled students and total historical combined tuition fees of R$47.4 million, which represents 40.2% and 13.7% of our total number of enrolled students and total historical combined tuition fees from all courses offered, respectively. As of December 31, 2017, these programs had 4,043 enrolled students and total historical combined tuition fees of R$42.9 million, which represents 50.0% and 19.5% of our total number of enrolled students and total historical combined tuition fees from all courses offered, respectively.

Our Lifelong Medical Learner Clients

As of December 31, 2019, we had a total of 38,360 students across all our segments, including 6,597 enrolled in our undergraduate medical programs. As of December 31, 2019, we had 12,803 enrolled students in our medical residency preparatory courses and, following our acquisition of IPEMED in the second quarter of 2019, we had 1,588 enrolled students in our medical specialization programs.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business—the number we offer has increased as a consequence of our strategic acquisitions in 2018 and 2019 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 18.3% and 15.3% of total historical undergraduate programs combined tuitions fees for all courses offered in 2019 and 2018.

The attractive dynamics for medical education in Brazil, including high demand for medical services and low medical density, combined with the exceptional rewards a physician receives (e.g. high wages, fast payback), create the perfect environment for us, with high demand for health sciences programs throughout the entire medical career. This scenario enables us to target a unique student profile during our selection process, capturing the most capable individuals in Brazil.

According to Educainsights, medical students are, at the outset of their medical journey, different from students that pursue other career paths. For example, while 27% of students from non-medical undergraduate courses have a private high school background, that number increases to 82% for medical students. In addition, 64% and 65% of medical students have a father and mother with at least higher education diploma, respectively, while for non-medical courses, these figures are 16% and 22%, respectively. As a result, we are able to create a distinguished network of Afya students, which we believe is essential to the success of our long-term brand building initiatives.

The following chart sets forth certain differences between medical and non-medical students in Brazil:

% of Students that...
Highlights
Medical Students are Young
are up to 30 years old
70%
90%
90% of Medical School Students belong to the up to 30 years old age bracket
Time Availability for Studying
Have a job prior to college
8%
47%
Only 8% hold a job prior to college vs 47% in other courses
High Monthly Household Income
Have a monthly household income above R$15k
5%
48%
48% hail from households with monthly income above R$15k / month
Quality Schooling
Attended a private high school
27%
82%
82% attended private high schools
Highly Educated Parents
Have a father who finished college
16%
64%
64% have fathers with Undergraduate Degrees
Have a mother who finished college
22%
68%
68% have mothers with Undergraduate Degrees
Balanced Gender Mix
Are female
56%
71%
56%/44% proportion of female/male students in Medical schools
Other Undergraduate Courses Students in Brazil
Medical Student in Brazil

In addition, as of December 31, 2019, we had nine contracts with other partner institutions, which represents our B2B segment. These partnerships allow us to increase our distribution outreach to other institutions around the country and help us achieve our mission.

Student Financing and Incentive Programs

Student financing program—Fundo de Financiamento Estudantil (“FIES”)

FIES is a MEC program created by Law No. 10,260/2001 to provide financing to undergraduate students who are unable to finance their own education.

After going through several reforms from 2015 onwards, the government launched the “New FIES” in early 2018, to be provided in the following categories:

•

Public FIES—Per capita income of up to three minimum wages, with zero interest rate. The financing is provided by federal government funds and contributions from Higher Education Institutions, or HEIs, through the fund FG-FIES. Therefore, the credit risk is divided between the government and the private HEIs.

•	Private FIES (“P-FIES”)—Per capital income of up to five minimum wages, with low interest rates. Regional funds and private financial institutions, provide the financing.

As of December 31, 2019, our exposure to FIES was 2.0% of our total student base, which represented 2.3% of our total revenue for that period. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.” for further information.

Incentive program—Programa Universidade Para Todos

Programa Universidade Para Todos, or PROUNI, was established in 2005 through Law No. 10,096/2005, which offers full and partial scholarships (50%), in private HEIs for undergraduate and subsequent courses of specific training, to Brazilian students without a higher education diploma. Additionally, the Government offers federal tax exemptions to the higher education institutions adhering to PROUNI.

Private higher education institutions, whether for profit or not, may join PROUNI by signing a term of adhesion (valid for 10 years), and at least (i) offer a full scholarship for every 10.7 students who pay a regular monthly fee and are regularly enrolled at the end of the previous school year; or (ii) an integral scholarship for every 22 students who pay the regular monthly tuition fees in specific undergraduate and subsequent courses, provided they also offer scholarships of 50% or 25%, in amounts necessary so that the sum of the benefits granted is equivalent to 8.5% of its annual revenue.

The tax exemptions (in whole or in part) for HEIs that participate on this program are the following:

•	IRPJ (income tax) and CSLL (social contribution), with respect to the portion of net income in proportion to revenues from traditional and technology undergraduate programs; and
•	Cofins (Contribution for the Financing of Social Security) and PIS (Program of Social Integration), concerning revenues from traditional and technology undergraduate programs.

As of December 31, 2019, our exposure to PROUNI was 7.8% of our student base, which reflects in an effective tax of 7.1%. Although we fulfilled all required scholarships to receive 100% of tax exemption, PROUNI does not cover our operation outside of our undergraduate programs.

Other private financing program

Afya offers private financing program through external partners (Banco Santander and Raydan) for undergraduate students. The credit risk is taken 100% by the partner.

Key Benefits for our Lifelong Medical Learners

We believe the end-to-end physician-centric ecosystem we have been developing for our students sets us apart from our peers, as we deliver content and learning activities that are tailored to each student’s needs. This contributes to a more interactive and enjoyable learning process for our students, breaking away from a teaching system that we perceive as presenting students with an overwhelming amount of content, unengaging classes and scattered information. We achieve this based on three main pillars: innovative data-oriented methodology, a cutting-edge platform and state-of-the-art operating environment.

Innovative, Data-oriented Methodology

Our proprietary methodology to support our students’ lifelong medical education is based on the following concepts:

Standardized medical curricula: The organization of our medical curricula around interdisciplinary macro-medical topics to guide the development of in-person teaching plans and online learning tools, offering a scalable solution for schools through weekly synchronized content;

Active learning: Educational strategy to foster independent, critical and creative student thinking, as well as encourage effective teamwork through case-based problem-solving exercises, debates and small-group discussions;

Blended learning: Balanced in-person teaching with technology-assisted activities to improve student and teacher efficiency and results; and

Adaptive learning: A personalized instruction and assessment tool that provides training and content tailor-made to each student’s individual profile. Students can access real-time feedback on areas in which they can improve, effective learning methods and teaching/study plans that are most suitable for them.

Cutting-Edge Platform

We deliver modern, bespoke verbal and practical teaching. We continuously invest in creating innovative technology-enabled activities and features to enhance our platform.

We offer our medical school students doing internships or studying for residency exams the following features through our digital platform:

Web-portal and in-app communication: Online platform combining supplementary instructional content and a personalized communication tool for students, through which they can also access our content offline;

Learning tools: We have over 11,000 digitally-managed and delivered instructional tools designed by teachers to address complex learning objectives. Content is organized and tagged by theme and delivered in various formats, including, among others, online classes, podcasts, quizzes, and books, to cater to different learning methods and the preferences of each student. As of December 31, 2019, our learning tools consisted of more than 4,000 video classes, 1,600 book chapters, 1,962 podcasts, 1,350 summarized texts and an exam bank of approximately 99,000 questions;

Assessment tool: Broad database suite comprising approximately 99,000 quizzes and problem-solving activities, through which students can choose the subjects they would like to focus on, with additional teacher-led instructional content;

Web series: Pioneering instructional medical web-series, comprised of 12 diagnosis-based recorded classes written and taught by specialist physicians who are also our teachers. The first series covered 50 clinical cases through the discussion of 144 medical macro themes. We plan to release two additional seasons of our medical web-series covering over 100 diseases. As of December 31, 2019, there were 131,889 views and 46,778 unique users of our medical web-series, with a +90% engagement rate; and

Tutoring/Mentoring Platform: An online monitoring and support platform for both undergraduate and graduate medical students, which we launched in October 2019. The platform allows tutors to interact with students through emails, video calls, voice calls and push notifications, and keeps records of such interactions. It also allows students to ask the tutors questions and schedule appointments. The platform also tracks individual student performance and progress.

State-of-the-Art Operating Environment

For us, individualized learning should be used not just when offering content or technology-supported activities, but also during in-person encounters. Our professors can use our resources to approach lessons more objectively, focusing on each student’s needs:

Modern teaching facilities: We have designed our classrooms to engage students in active learning. We rely on cutting-edge didactical equipment and simulation labs and state of the art realistic simulation technologies;

Medical specializations centers: Our campuses offer simulation centers and clinics where students can practice primary and secondary care, leveraging the learning process and providing medical assistance to the local population; and

Practical learning network: Throughout the internship cycle, our students can access over 60 partner teaching hospitals and clinics, the largest network of any education group in Brazil.

Evolving Distribution Network

We believe that an effective end-to-end physician-centric ecosystem goes beyond offering the largest and most complete operating infrastructure to the students enrolled in our campuses and with access to our digital platforms. Through our evolving distribution model, we also expect to empower lifelong medical learners across our growing network of diversified partner teaching hospitals, clinics and third-party medical schools by increasing our products and services offerings as we continue to expand our business-to-business, or B2B capabilities. Our partnerships include renowned institutions such as the Brazilian Cancer Foundation, which joined our network in January 2020.

Marketing and Sales

Our marketing strategy is focused on identifying, qualifying and converting potential students into enrollments.

We execute our marketing strategy as follows:

•

Identification: We use online and offline media channels to distribute relevant content for all decision-making phases of current and future physicians, so that they interact with our solutions throughout their learning careers.

•

Qualification: After we obtain data on a potential student, we identify his/her needs by offering content that matches his/her academic phase. In addition, through our score models, we can identify potential students that are more likely to enroll with us.

•

Conversion: From that point on, we contact our sales department (online and inside sales) to convert potential students into enrolled students through structured sales campaigns and continuous monitoring of conversion indices.

As our business model is end-to-end and physician-centric, we aim to accompany our lifelong learners on each stage of their career. Therefore our sales funnels are calibrated according to the segment’s supply-demand curve (graduation, preparatory, etc.), level of competition and other strategic variables.

For example, in medical schools, the most challenging task is to identify potential students interested in attending medical school in a given cycle, since conversion typically occurs organically due to the high demand for these courses. Our challenge is to attract and enroll the best ENEM students in our medical schools. With respect to the medical residency preparatory phase and graduate programs, our main focus is to show potential students the benefits of our methodology in terms of results and cost-benefit in order to guide them towards adopting our solutions.

Our marketing and sales efforts are supported by Salesforce products (Sales Cloud, Marketing Cloud and Einstein), as well as other online analytical tool such as Google Analytics.

Our business model, combined with the use of CRM tools gives us a unique competitive advantage: The ability to identify, market and offer products to virtually all medical students and physicians in Brazil.

Technology and Intellectual Property

Technology

In recent years, we have implemented several initiatives to improve operational efficiency and to integrate processes across several campuses and operations. We plan to continue this process in the future to fully consolidate Afya Brazil’s integrated systems with those of our recent acquisitions.

Shared Services Center

We have invested in a modern Shared Services Center, or SSC, to process back-office and non-student facing transactions that has idle capacity and is expected to enable student base growth with low marginal costs.

Integrated Systems

We have adopted third-party systems to handle our internal systems in a fully integrated manner:

•

Enterprise Resource Planning, or ERP:  TOTVS ERP RM is the leader solution in the Education Industry in Brazil and delivers a flexible systemic solution that fits our companies’ processes to improve management and organization. At the same time, it allows high governance of the processes, with complete control of all back-office activities, preventing operational errors and allowing efficient tax-related calculations and control of government obligation.

•

Academic System:  TOTVS RM Educacional is a mature platform that allows the configuration of the student payment plan attached to the disciplines enrolled and processes preventing manual financial transactions and making the process more flexible and efficient. This system includes both Student and Faculty Portals, with features that allow mobile frequency monitoring and provide payment solutions to students and also manages the faculties’ time sheet and payroll.

•

Learning Management System, or LMS:  Canvas LMS is a cloud-native, highly scalable system that connects all digital learning tools and evaluation resources accessed nationally by our faculties and students.

As of the date of this annual report, IESP, Medcel, IPEMED and FASA independently operate their own ERP systems. We are working to migrate these systems from IESP, Medcel, IPEMED and FASA in order to fully incorporate them into our integrated systems.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of December 31, 2019, we owned more than 6,000 learning materials (e.g. classes, materials and videos) that comply with the national curriculum and that are developed by our teachers.

In addition, the following brands, including local brands used by our undergraduate institutions, are fully registered or are being registered to us: AFYA, NRE Educacional: ITPAC, FAPAC ITPAC PORTO NACIONAL, IPTAN, UNIVAÇO, IESVAP, IESP (the trademark registered in connection with IESP), FADEP and FMIT (FMIT is the trademark being registered in connection with CCSI).

Insurance

We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from indemnities that we may have to pay to third parties as a result of our operations. The policies for our operating units have an aggregate coverage limit of up to approximately R$199.6 million. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

While we believe our insurance contracts reflect standard market practices, there are certain types of risks that may not be covered by the policies (such as war, terrorism, acts of God and force majeure, liability for certain harm or interruption of certain activities). Therefore, if any of these uncovered events occur, we may be obliged to incur additional costs to remedy the situation, reconstitute our assets and/or indemnify our customers, which may adversely affect us. Furthermore, even in the event that we incur a loss that is covered by our policies, we cannot assure that damages awarded by our insurers will be sufficient to cover the losses arising from the insured event. See “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry— We may be held liable for extraordinary events that may occur at our campuses, which may have an adverse effect on our image and, consequently, our results of operations.”

Regulatory Overview

The Brazilian Constitution establishes education as a right for all citizens and a duty of the State and the family. Accordingly, the government is required to provide all Brazilian citizens with access to free primary education with compulsory attendance. Private investment in education is permitted as long as entities providing education services comply with the applicable rules and regulations.

The Brazilian education system is organized under a cooperative management among federal, state and municipal governments. The federal branch is required to organize and coordinate the federal educational system in order to guarantee equal opportunity and quality of education throughout Brazil. The states and the Federal District are required to focus on secondary education, while municipalities are responsible for providing pre-primary school and primary education.

Private Higher Education Institutions are part of the federal educational system and their activities are regulated by the federal government, and universities have didactic, scientific and administrative autonomy as provided by the Brazilian Constitution.

Additionally, Law No. 9,394 of December 20, 1996, named by National Education Guidelines Law (Lei de Diretrizes e Bases da Educação, or LDB) provides the guidelines for the provision of educational services in Brazil and sets forth the federal government’s duty to, among others: (i) coordinate the national education system; (ii) prepare the National Education Plan; (iii) provide technical and financial assistance to the states, the Federal District and municipalities; and (iv) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education, with the federal government’s priority in post-secondary education, issuing rules and regulations regarding undergraduate and graduate programs, and carrying out the activities relating to the accreditation of institutions, authorization and recognition of courses and monitoring and evaluation of the educational system as a whole.

In addition, the federal government, through Law No. 10,172 of January 9, 2001, implemented the first National Education Plan (Plano Nacional de Educação, or PNE), with a duration of 10 years from the date of its publication. The PNE established objectives for post-secondary education to be met by all branches of government. The primary goal was to offer postsecondary education to at least 30% of the population aged 18 to 24 by 2010. After the expiration of the first PNE, a new plan was enacted and the objectives were revised for the period of 2014 to 2024, consolidated by Law No. 13,005 of June 25, 2014.

The new goals consist of: (1) increasing post-secondary education enrollment rates to 50% of the population aged 18 to 24; (2) increasing the quality of post-secondary education by raising the proportion of academic staff with master’s degrees and doctorate degrees to 75%, of which at least 35% shall be doctorates; and (3) increasing progressively stricto sensu postgraduate programs. Such goals apply to each federation territory, and provide orientation for the private education sector.

Finally, each of the federal, state and municipal governments are required to prepare a 10-year education plan and to establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it has responsibility.

Post-secondary Education

The post-secondary education sector is subject to comprehensive government regulation. Its purpose is to ensure the quality of educational services, through evaluations of the ability of educational institutions to meet minimum standards established by CNE and approved by MEC. This evaluation includes the analysis of pedagogical projects, the infrastructure of Higher Educational Institutions, or HEIs, and their academic staff, and the results of such evaluations are considered in the proceedings for opening new units and new courses.

Therefore, activities and courses offered by HEIs in Brazil depend on authorizations and are subject to ongoing regulation, guided by the results of quality assessments. The federal responsibility to regulate, monitor and evaluate post-secondary education institutions and programs is exercised by the MEC, the CNE, the INEP and the CONAES.

Ministry of Education

The Ministry of Education, or MEC, is the highest authority for post-secondary education within the Brazilian national education system, whose competence consists, among other prerogatives, of the following: (1) confirming CNE’s accreditation decisions for post-secondary education institutions; (2) confirming evaluation systems and criteria adopted by the INEP; (3) confirming opinions and regulation proposals from the CNE; (4) issuing rules and instructions for compliance with laws, decrees and regulations pertaining to education issues; and (5) regulating and monitoring the post-secondary education system through its secretariats.

National Education Council

The National Education Council, or CNE, is a consulting and decision-making body monitored by the MEC, collectively comprised of the Chamber of Primary and Secondary Education, or CEB, and the Chamber of Post-secondary Education, or CES, each composed of 12 members appointed by the President of Brazil.

CNE is required, among other responsibilities, to: (i) issue regulations to implement MEC’s guidelines, as well as advise and support MEC in its activities and decisions; (ii) decide on accreditation applications and renewals from post-secondary education institutions engaged in distance learning, based on the opinion of the relevant secretariats; (iii) propose guidelines and deliberate on the preparation of the evaluation instruments for accreditation and re-accreditation of institutions to be elaborated by INEP; (iv) issue guidelines to be observed by SERES for accreditation and re-accreditation of universities, university centers and colleges; (v) determine, through the CES, the inclusion and exclusion of course designation from the catalog of advanced technology courses; (vi) rule on appeals of decisions issued by SERES, CEB or CES; and (vii) analyze and propose questions regarding the application of post-secondary education legislation to the MEC.

Anísio Teixeira National Institute for Educational Research

The Anísio Teixeira National Institute for Educational Research, or INEP, is a federal body linked to the MEC whose main responsibilities are, among others, to: (i) design, plan, coordinate and operationalize actions for the evaluation of HEIs, undergraduate courses and government schools, as well as the National Student Performance Examination, or ENADE, the examinations and assessments of undergraduate students; (ii) design, plan, coordinate, operationalize and evaluate indicators related to post-secondary education resulting from examinations and inputs from official databases, the establishment and maintenance of databases of specialized evaluators and collaborators, including the appointment of evaluation committees; (iii) prepare and submit to MEC the instruments for external evaluation (in loco), in accordance with the guidelines proposed by the SERES and by other competent bodies; (iv) design, plan, evaluate and update the indicators for the external evaluation instruments in place, in accordance with the guidelines proposed by CONAES; (v) chair the Technical Committee for Evaluation Monitoring; and (vi) plan, coordinate, operationalize and evaluate the actions necessary to achieve its objectives.

National Higher Education Evaluation Commission

The National Higher Education Evaluation Commission, or CONAES, is a coordination and monitoring body of the National Higher Education Evaluation System, or SINAES, monitored by MEC, comprised of a President and 13 members, including one representative of the INEP, one representative of the Fundação de Coordenação de Aperfeiçoamento de Pessoal de Nível Superior (Foundation for the Coordination of Improvement of Post-secondary Education Personnel, or CAPES), three representatives of the MEC (one of which must come from the body responsible for the regulation and monitoring of post-secondary education), one representative of the student body of post-secondary education institutions, one representative of the academic staff of post-secondary education institutions, one representative of the administrative body of post-secondary education institutions, and five members appointed by the Minister of Education, with distinguished scientific, philosophic and artistic knowledge and proven expertise in post-secondary evaluation or management.

Among other activities CONAES is required to: (i) propose and evaluate the dynamics, procedures and mechanisms for institutional evaluation, courses and student performance; (ii) establish guidelines for the organization of evaluation committees, analyze reports, prepare opinions and submit recommendations to the competent bodies;

(iii) formulate proposals for the development of HEIs, based on the analysis and recommendations produced in the evaluation processes; (iv) communicate with the state educational systems, with the aim to establish common actions and criteria for the evaluation and supervision of post-secondary education; and (v) annually submit for approval by the Minister of Education the list of courses for which students will apply for the ENADE.

Organization of Post-Secondary Education Institutions

In order to allow post-secondary education institutions to fulfill their objectives, the LDB also provides that postsecondary education includes the following programs:

•

Undergraduate courses, including traditional and technological undergraduate courses, offering specific training and diplomas to students, open to candidates who have completed high school or equivalent and who have been approved in the respective selection or entrance examinations;

•

Post-graduate courses, including master and doctoral degrees, specialization courses, further training courses and others, open to candidates who hold a diploma in an undergraduate course and who meet the requirements laid down by educational institutions; and

•

Extension courses, understood as any academic, technical or cultural activity that is not included as an integral and compulsory part of the undergraduate and postgraduate curriculum, in which the students receive certificates. Such courses are open to candidates who meet the requirements established in each case by educational institutions.

According to the LDB, post-secondary education can be provided by public or private institutions. A private post-secondary education institution must be controlled, managed and supported by an individual or a legal entity with responsibility for financing its supported entities. Post-secondary education institutions may be supported by for-profit or not-for-profit private institutions, or supporting entities, as follows:

•	Private in the strict sense: private for-profit institutions created and maintained by one or more private individuals or legal entities;
•	Community: incorporated by groups of individuals or by one or more legal entities and that include representatives of the community in their organizational structure;
•

Confessional: incorporated by groups of individuals or by one or more legal entities that meet the specific confessional and ideological orientation and that include representatives of the community in their organizational structure; or

•	Philanthropic, in the form of the applicable regulations.

According to their organization and academic prerogatives, post-secondary education institutions can be:

•

Colleges:colleges are public or private HEIs offering post-secondary programs in one or more areas, maintained by a single supporting entity and with isolated management and direction. Colleges are allowed to offer programs along several levels, namely bachelor’s, associate’s, specialization and graduate programs (master’s and doctorate degrees). Colleges have minimum requirements with regard to qualification of faculty members and their labor practices, and cannot establish new campuses, courses, or spots without prior authorization from MEC;

•

University Centers: university centers are public or private education institutions offering several bachelors’, associate’s and graduate programs, and are expected to provide appropriate work conditions, education and qualification opportunities for their professors. To be considered a university center, the institution shall comply with such requirements: (i) at least one-fifth of the faculty members of a university center must hold a master’s or doctorate degree; (ii) at least 20% of the faculty members must work on a full-time basis;

(iii) at least eight undergraduate courses shall be recognized and have obtained a satisfactory concept in the on-site external evaluation carried out by INEP; (iv) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (v) have a scientific initiation program with a project supervised by doctoral or masters professors, which may include programs of professional or technological initiation and initiation to teaching; (vi) have obtained an Institutional Concept, or CI, greater than or equal to four in the on-site external evaluation performed by INEP; and (vii) have not been penalized as a result of an administrative supervision process in the last two years; or

Universities: universities are public or private education institutions offering several post-secondary programs, continuing education and research development. Like University Centers, certain requirements for university re-accreditation must be observed, namely: (i) one-third of the academic staff is hired on a full-time basis; (ii) one-third of the faculty members must have a master’s or doctoral degree; (iii) at least 60.0% of the undergraduate courses shall be recognized and have a satisfactory concept obtained in the evaluation proceedings carried out by INEP; (iv) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (v) have a scientific initiation program with a project supervised by master’s or doctoral professors, which may include programs of professional or technological initiation and initiation to teaching; (vi) have obtained CI greater than or equal to four in the external evaluation carried out by INEP; (vii) regularly offer four master’s degree courses and two PhD courses recognized by MEC; and (viii) have not been penalized as a result of an administrative supervision process in the last two years.

The LDB provides that the following powers are granted to universities and university centers in the exercise of their autonomy, amongst others: (i) to create, organize and discontinue post-secondary education programs on their premises, subject to the applicable regulation; (ii) to establish the curricula for programs, subject to the applicable general guidelines; (iii) to establish plans, programs and projects in connection with scientific research, artistic production and extra-curricular activities; (iv) to establish the number of student offerings available; and (v) to create and change their bylaws in accordance with the applicable general rules, as well as to award degrees, diplomas and other certificates.

Distance Learning

Distance learning in Brazil is regulated by article 80 of the LDB, by Decrees 9,057 and 9,235, both of 2017, by Ordinances No. 11 and 23, both of 2017, and CNE’s Resolution No. 1, of 2016.

Distance learning is defined as the educational method in which didactic and pedagogic processes are conducted through information and communication media and technologies, with students and teachers interacting in educational activities while located in different locations or at different times.

Pursuant to the applicable regulations, distance learning is subject to different factors compared to traditional methods, including: (i) reduced transmission costs in commercial channels of sound and audiovisual broadcasting; (ii) concession of channels with exclusive educational purposes; and (iii) minimal time reservation, with no onus on the public authorities, by the concessionaries of commercial channels.

Distance learning can be offered at the following levels and as part of the following educational methods: (i) primary and secondary education, as long as it is used only to supplement learning processes or in emergency situations; (ii) education for young people and adults, according to specific legal criteria; (iii) special education, according to specific legal criteria; (iv) professional education, covering technical programs at the secondary level and technological programs at the post- secondary level; and (v) post-secondary education, covering graduate, master’s programs, specializations, and doctorate studies.

Graduate courses (bachelor’s, licentiate and technological) may be offered using distance learning methods whenever a post-secondary institution is regularly accredited by the MEC for this purpose.

Pursuant to Decree No. 9,057, 2017, institutional accreditation and reaccreditation, as well as the authorization and recognition of courses and their renewal will be subject to on-site evaluation, with the aim to verify the existence and suitability of the method, infrastructure, technology and personnel that may enable the execution of the activities provided in the Institutional Development Plan or PDI and the Pedagogical Project of the Course, or PPC.

HEIs accredited for the offering of post-secondary education in the distance modality that hold autonomy prerogatives (universities and university centers) do not require authorization for operation of the post-secondary course in the distance modality, but shall inform the MEC about the offering of the course within 60 days of the date of creation of such course, for the purposes of supervision, evaluation and recognition. Also, accredited HEIs must inform the MEC about the creation of distance learning supporting units and the alteration of their addresses.

Although distance learning is defined by the absence of direct contact between students and teachers, there are activities that must be conducted on-site, such as tutorials, evaluations, internships, professional practice, laboratory and dissertation defense, which are to be provided in the educational and development projects of the institution and the course. Accordingly, the distance learning institutions must provide the necessary infrastructure for the students to conduct those activities, using the headquarters of the education institution or smaller supporting units throughout the country. Distance learning supporting units are no longer subject to on-site evaluation or required to obtain prior authorization of MEC in order to be set up or operated. Pursuant to Ordinance No. 11/2017, such units can be created by unilateral decision of the institution itself.

Distance courses and programs must be projected with the same defined duration for the respective on-site courses. The evaluation of performance of students for the purposes of promotion, conclusion of the course and obtainment of diplomas and certificates must be conducted through the conclusion of the programmed activities and on-site exams by the accredited HEIs, following procedures and criteria defined in respective PPC.

The evaluation of the distance learning courses is performed in a very similar manner as the evaluation of on-site courses. In the event of any irregularity or non-compliance to any of the previously established conditions set by the MEC, the competent body may initiate an administrative proceeding that may result in one or more penalties, such as: (i) forfeiture of accreditation or reaccreditation to operate as a distance learning institution; (ii) intervention; (iii) temporary suspension of autonomy prerogatives; (iv) initiate reaccreditation proceedings; (v) reduction of available vacancies within courses; (vi) temporary suspension of new students admissions; and (vii) temporary suspension of courses offering.

Diplomas and certificates for distance learning courses and programs from accredited institutions are valid throughout the national territory and institutions are not entitled to set different criteria for diplomas issued for distance learning courses and those issued for on-site courses.

Distance learning courses may be offered only by HEIs that hold specific accreditations for this purpose. It is MEC’s responsibility to promote the accreditation acts of post-secondary institutions. To act outside the institution’s local geographic reach, the institution shall require an extraterritorial accreditation to the MEC.

Distance learning courses or programs requires periodic renewal. Also, the accredited institution must initiate the authorized coursework within 24 months from the accreditation, and if the institution does not implement the authorized activities in such timeframe, it will be subject to an administrative proceeding that may result in the cancelling of the given authorization.

Pursuant to Decree No. 9,057/2017, post-secondary courses may be offered in the distance learning modality through a partnership between an accredited distance HEI and another company. In this case, applicable regulations establish that educational activities must be conducted in the facilities of the accredited HEI, which will be responsible before MEC for the regularity of the teaching and learning processes. Accordingly, the HEI must inform MEC of its partnerships, describing their purpose and most relevant aspects, in order for MEC to be able to assess eventual irregularities.

In any case, distance learning courses and programs are subject to the evaluation rules of the SINAES in the same manner that on-site courses are.

Regulatory Processes of Post-secondary Education Institutions

Accreditation of Post-secondary Education Institutions and Authorization and Recognition of Courses

A post-secondary education institution is initially accredited as a college. The accreditation as a university or university center is only granted after the institution has operated as a college and met satisfactory quality standards, including positive assessments in the SINAES. In addition, the HEI must fulfill other legal requirements that could vary according to the respective category, such as the requirement that a certain percentage of faculty members meet minimum graduation standards (i.e. a doctorate or master's degree), and specific types of labor regimes.

The application for qualification of a post-secondary education institution must be supported by various documents, including:

•

Supporting entity: (i) incorporation documents, duly registered with the competent body, evidencing its existence and legal capacity, in accordance with civil legislation; (ii) proof of registration in the National Taxpayer’s Registry or, CNPJ; (iii) certificates of tax and social security compliance; (iv) proof of ownership of assets capable of supporting the education institution; (v) financial statements; and (vi) consent form executed by the supporting entity’s legal representative, vouching for the veracity and regularity of the provided information and the financial capability of the supporting entity; and

•

Post-secondary education institution: (i) proof of payment of the on-site evaluation fee related to the external evaluation to be performed by INEP; (ii) PDI; (iii) bylaws and internal regulations; (iv) identification and qualification of managers, with a description of their academic and administrative experience; (v) receipt of regularity and availability of the teaching facilities; (vi) plan of accessibility assurance, pursuant to the regulation and followed by a technical report by a competent professional or public body; and (vii) compliance with the legal requirements related to the safety of the building, including having an escape route in case of fire, proved by a specific report issued by the competent public body.

In relation to the accreditation process of a new post-secondary educational institution and linked course authorizations, MEC may issue a temporary accreditation act to expedite the operation, pursuant to article 24 of Decree No. 9,235/2017, as long as the supporting entity complies with all the following requirements:

•	all self-supporting post-secondary education institutions have ben reaccredited in the last five years obtaining an average Institutional Score (Conceito Institucional) greater or equal to “4”;
•	none of its post-secondary education institutions have been subject to administrative penalties by MEC in the last two years; and
•

the courses to be offered by the new post-secondary institution, which are limited to a maximum of five courses, must already be offered by other institutions supported by the same supporting entity and duly recognized by MEC in the last five years with a Program Score (Conceito de Curso) greater or equal to “4”.

Following the initial accreditation as a postsecondary education institution, colleges depend on authorization issued by the MEC to offer postsecondary education courses. Within their autonomy, universities and university centers do not depend on authorization by the MEC to create the majority of postsecondary education courses and campuses in the same city as its headquarters, except for medicine, dentistry, psychology, nursery and law courses, which necessarily must be previously authorized by the MEC. In any other cases, institutions are required to inform the MEC about the programs they offer for purposes of monitoring, evaluation and further recognition.

In addition, Ordinance No. 328/2018 enacted by MEC suspended the opening new undergraduate courses in medicine until 2023.

In the authorization for postsecondary on-site courses of the federal education system the external in loco evaluation can be waived after documentary analysis if the following requirements are met: (i) having an Institutional Score (Conceito Institucional) greater than or equal to “3”; (ii) absence of a supervision process; and (iii) the institution offers other courses in the same area of knowledge which meet the minimum evaluation standards.

Requesting authorization for a course must be supported by the following documents, among others: (i) proof of payment of the on-site evaluation fee; (ii) the PPC, outlining the number of students, classes, description of the program and other relevant academic elements, and describing the facilities, technology and staff for the distance learning support units, if applicable; (iii) list of faculty members, together with the relevant agreements entered into with the education institution, together with their respective titles, working hours and work regime; and (iv) proof of availability of the teaching facilities.

Universities and university centers may also apply for the accreditation of a campus not located in the same city as its headquarters, provided that it is located in the same state. Such campuses and programs must integrate the same set of universities or university centers and will only enjoy autonomous prerogatives if there is compliance with the same headquarters requirements and if a high quality degree is shown, through an average Institutional Score (Conceito Institucional) greater or equal to “4”. Therefore, even in the case of universities or university centers, prior authorization from the MEC is necessary to create any courses on campuses not located in the same city as the university’s headquarters.

Once authorization for a given program has been issued, post-secondary education institutions, including university centers and universities, must also file a request for the recognition of the program as a condition for the national validation of the respective diploma. The requirement must be filed with MEC after the midway point of the term established for the completion of the corresponding program and three-quarters completion of such term, and must include the following documents, among others: (i) PPC, including the number of students, schedules and other pertinent academic information, (ii) list of faculty members, listed in the national registry of instructors, and (iii) proof of availability of the teaching facilities.

Authorization and recognition of courses, as well as accreditation of post-secondary education institutions must have a limited term and be renewed periodically following the regular evaluation process, currently established according to the evaluation cycles of the SINAES.

Our post-secondary education institutions are accredited by the MEC and their courses are duly authorized. We also make every effort to comply with all applicable regulations to maintain our institutions and courses compliant with MEC regulations.

Modification of Supporting Entity

Pursuant to Decree No. 9,235/2017 and Ordinance No. 23/2017, modification of a supporting entity occurs whenever there is a change in the supporting entity or its controlling shareholder, affecting the decision making process. Although it no longer depends on the approval of MEC, MEC must be informed within 60 days of the consummation of the event for the purposes of updating the registration with MEC. Such notice must be followed by all the legal documents related to the alteration, duly registered and the term of commitment executed by the legal representatives of both the current and new supporting entities.

The new supporting entity or controlling shareholder must meet the requirements necessary for the accreditation of a post-secondary education institution, which will be assessed by MEC in the context of the institution’s reaccreditation proceedings. Additionally, the LDB also provides that educational institutions must inform the MEC of any change in their bylaws, which must be registered with the competent bodies.

The transfer of programs or courses between HEIs is strictly prohibited and may subject the involved entities to penalties such as: (i) suspension of new students’ admission; (ii) suspension of the offering of undergraduate or postgraduate lato sensu courses; (iii) suspension of the institution’s autonomy to, among others, create new post-secondary courses and establish course curricula, if applicable; (iv) suspension of the license to establish new distance-learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit the filing of any new regulatory requests; (vi) suspension of the participation in the New FIES; (vii) suspension of the participation in PROUNI; and (viii) suspension or restriction to participate in other federal educational programs.

Financing Alternatives for Students: Incentive Programs

Programs providing for public funding to students enrolled with private higher education institutions has been a major public policy to expand access to post-secondary education in Brazil, especially for the low-income segment of the population. The most important programs are the following.

University for All Program

The University for All Program, or PROUNI is a tax incentive program created through the Provisional Measure No. 213, of September 10, 2004, later converted into Law No. 11,096, of January 13, 2005, that addresses the exemption of certain federal taxes imposed to post-secondary institutions that grant scholarships to low-income students enrolled in undergraduate courses and technology graduate courses. By granting tax incentives to IES, PROUNI has played an important role in inciting the growth and private investment in the post-secondary education sector.

Private post-secondary institutions may adhere to PROUNI by the execution of a specific agreement with MEC, valid for 10 years and renewable for the same period. Such agreement must be emended every semester with an additional term establishing the number of scholarships to be offered in each course, unit and class, and what percentage of scholarships shall be granted to indigenous and afro-Brazilians. In order to participate in PROUNI, an educational institution must:

•	be up to date with its tax obligations; and
•

comply with the following requirements: (1) offer at least 1 fulltime scholarship to every 10.7 regularly paying students enrolled at the end of the past school year, excluding the fulltime scholarships granted through PROUNI or by the institution; or (2) offer 1 fulltime scholarship to every 22 regularly paying students enrolled in traditional and technological graduation courses, provided that it also offers scholarships (25% or 50% of the tuition) with a value equal to 8.5% of the paying students’ annual revenue, available to students enrolled in traditional and technological graduation courses at the school year.

The ratio between the number of scholarships and the number of regularly paying students must be complied with annually. If the entity does not comply with the ratio during a school year because of the withdrawal of students, the institution must adjust the number of scholarships in a proportionate matter for the subsequent school year.

Pursuant to Normative Ruling No. 1.394, of September 12, 2013, issued by the Brazilian Federal Revenue Office, a post-secondary education institution that has adhered to the PROUNI is exempt, totally or partly, from the following taxes for the duration of the adherence period:

•

Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), with respect to the net income proportionate to the revenue derived from the Undergraduate Degree Programs and Extension courses; and

•

Contribution for Social Security Financing (“Cofins”) and Contribution to the Social Integration Plan (“PIS”), with respect to the revenue derived from the traditional and technological graduation courses.

In case a post-secondary education institution requires its exclusion from the PROUNI, its tax incentives will be suspended from the date of the solicitation and will not be applicable for the entire period of the basis of calculation.

Normative Ruling No. 1,394, of September 12, 2013, introduced new provisions regarding the tax exemptions granted by PROUNI, in particular the form to calculate the extension of the benefits. According to this Normative Ruling, in addition to the tax exemptions obtained by HEI signatories to PROUNI, tax exemptions are calculated based on the Proportion of Effective Occupation of the Scholarships, or POEB, and the exemption related to IRPJ would be calculated without taking into account the additional 10%.

According to Article 7, II, amended by Normative Ruling No. 1,417, dated September 6, 2013, the calculation of the exemption also includes the additional 10% of IRPJ, in addition to the CSLL rate. The amount calculated is the amount of the IRPJ and CSLL exemption, respectively, which may be deducted from the IRPJ and CSLL in relation to the totality of our activities. Accordingly, with the issuance of Normative Ruling No. 1,417, of September 6, 2013, the IRPJ / CSLL exemption on our operating income proportionate to the POEB will also include the additional 10% of IRPJ.

Moreover, considering that Normative Ruling No. 1,417, dated September 6, 2013, creates a potential limit to the amount of the tax exemption, the application of these new provisions will result in a reduction in value of the tax exemption obtained. Nevertheless, the legality of the provisions introduced by Normative Ruling No. 1,417, of September 6, 2013, is being discussed before the judiciary, with several motions still pending.

Other modifications of the fiscal incentive granted by PROUNI were established by Normative Ruling No. 1,476, of July 1, 2014, which also amends the aforementioned Normative Ruling No. 1,417, of September 6, 2013, in order to (i) exclude several amounts from the concept of profit of the holding, which impacts the enjoyment of the exemption related to CSLL and IRPJ; and (ii) exclude the POEB from the applicable calculation, specifically for HEI with terms of adherence to PROUNI signed up to June 26, 2011, which also affects the calculation of the exemption specifically enjoyed for the terms of adhesion celebrated in the period prior to that date.

Student Financing Program

The Programa de Financiamento Estudantil (Student Financing Program, or FIES), created by Law No. 10,260, of July 12, 2001, is a MEC program to finance students that cannot bear the total costs of their education. FIES has been the most important program for the expansion of access to higher education in Brazil during the last decade, and it is currently responsible for a significant part of the revenues of the majority of private higher education institutions.

FIES consists in a funding granted by the National Fund for Educational Development, or FNDE to students regularly enrolled in an on-site course of a post-secondary private HEI registered in the FIES that has been positively evaluated by the MEC. After a specific selection proceeding, students may be partially or wholly funded by FIES and, in that case, FNDE will be responsible for crediting the correspondent amount due by the student to the private higher education institution.

Payments are made with government bonds whose primary purpose is to compensate tax debts from the private higher education institution. In case there are no debts to be compensated, the institution can resell the bonds to the government by means of a specific proceeding that currently occurs on monthly basis. The frequency of these proceedings could vary according to public financial constraints and the discretion of FNDE.

FIES has been substantially reshaped by Law No 13,530, dated December 7, 2017, and currently the program is not as broad as it used to be. According to applicable regulations, in order to enroll students that have been selected by FIES, private higher education institutions are required to contribute to the fund 13% of the amount due by the student to the institution as consideration for the educational services rendered in the first year of studies. This amount is subject to change in the following years and could vary between 10% and 25% of the consideration due, depending on specific circumstances.

National Higher Education Evaluation System

The National Higher Education Evaluation System, or SINAES was created by Law No. 10,861 of April 14, 2004, with the purpose of evaluating post-secondary education institutions, undergraduate courses and measuring student academic performance. The main objectives of this evaluation system is to assess the quality of education in the country, providing guidelines for MEC to decide upon institutional reaccreditation, recognition and renewal of recognition of courses. Additionally, SINAES is responsible for improving the quality of post-secondary education in Brazil given that MEC can identify deficiencies and establish specific conditions for institutions to remedy their issues and resume their operations.

The SINAES is monitored and coordinated by the CONAES and INEP has a very important role in all processes. The results of the evaluation of post-secondary education institutions and their programs are public and represented on a five level scale as follows:

•	Level 5 indicates excellent conditions;
•	Level 4 indicates more than satisfactory conditions;
•	Levels 3 indicates satisfactory conditions; and
•	Levels 1 and 2 indicate unsatisfactory conditions.

Pursuant to applicable regulations, evaluation processes consist of a preliminary assessment of several conditions relating to the institution and its courses, such as infrastructure, titles of faculty members, work schedule of faculty members and student performance. Every year INEP establishes a method to evaluate those elements and for them to correspond to a number in the five level scale.

The preliminary assessment is a complex process based on quality indicators as follows:

(a)	National Student Performance Examination

The National Student Performance Examination, or ENADE, is a test applied to a number of students that are completing courses. It evaluates students’ knowledge regarding the content provided in the curricular guidelines of the respective undergraduate course, their skills and competences. ENADE’s results are considered in the composition of quality indexes for courses and institutions.

(b)	Preliminary Course Concept

The Preliminary Course Concept, or CPC, is compound of the ENADE score, the Difference Indicator between Observed and Expected Performance, or IDD, and factors that include teacher titles, the work schedule of faculty staff and infrastructure of the institution. It is an indicator of the state of undergraduate courses in the country. CPC 1 and 2 courses are automatically included in the INEP examiner’s visit schedule for on-site verification of teaching conditions. Courses with a concept equal to or greater than 3 can choose not to receive the visit of the evaluators and, thus, transform the CPC into a permanent concept (the Course Concept). The CPC is released every year for a specific group of courses along with the results of ENADE.

(c)	General Course Index

The General Course Index, or IGC, of the institution summarizes in a single indicator the results of CPC and the evaluation of master’s and doctorate courses of each educational institution. With regard to graduate courses, CAPES indexes are used and adapted to the scale according to a methodology provided by INEP, given that they are organized in a different manner. IGC also goes from 1 to 5 and is published by INEP/MEC, after the release of the results of ENADE and CPC. The IGC is a criterion in the accreditation and re-accreditation processes of institutions and also in the authorization process for new courses: institutions with IGCs less than 3, for example, may have their applications for new courses rejected by the MEC. Similarly, the indicator is used to guide the expansion of quality education: institutions with good performance are exempted from the authorization of the MEC to open courses.

(d)	Indicator of Difference Between Observed and Expected Performance

The Indicator of Difference Between Observed and Expected Performance, or IDD, is aimed at providing a reference of the contribution of the course to the learning of each student. For that purpose, it compares the results of the ENADE with the performance of the same student in the ENEM. The indicator has a scale of 1 to 5.

Following preliminary assessments, all institutions are typically subject to an on-site evaluation to confirm the results. However, given the size of the system, MEC gives institutions the option to convert the results of the preliminary assessments into final results and, therefore, forego on-site evaluations. For institutions that obtain unsatisfactory levels, MEC on-site evaluations are mandatory.

Even before the on-site evaluation, MEC is entitled to apply precautionary measures when preliminary assessments of the institution or course are not considered satisfactory, such as: (i) suspension of new enrollments within the respective course or the entire institution; (ii) reduction of vacancies; and (iii) suspension of all regulatory proceedings for institutional reaccreditation, new authorizations, recognitions or renewals of recognitions.

Should the level be confirmed as less than three by the on-site evaluation, MEC may propose a term of commitment to the institution, in order for it to correct the unsatisfactory conditions within a specific deadline. Failure to uphold, in full or in part, the conditions established in the term of commitment may result in one or more penalties to be applied by the MEC, such as: (i) temporary suspension of the opening of a selection process of graduation courses; (ii) disqualification from the operating authorization of the higher education institution or recognition of courses offered ; and (iii) warning, suspension or cancellation of the mandate of the officer responsible for the action not executed, in the case of public HEI.

After the on-site evaluations, institutions and courses obtain definitive quality concepts, as follows:

(a)	Institutional Concept, which is the result of the on-site evaluation of the institution performed by INEP; and
(b)	Course Concept, which is the result of the on-site evaluation of the course performed by INEP.

Accreditation for Postgraduate programs

Lato sensu

Post-secondary HEIs accredited for offering undergraduate courses and that have at least one regular undergraduate course or a stricto sensu postgraduate course can offer lato sensu postgraduate in the subjects in which they are accredited, either on-site or through distance learning.

The offering of postgraduate programs does not require an authorization to operate, even if it is offered by a college. However it must be notified to MEC, through MEC’s system (e-MEC), within 60 days of the date of creation of such course.

The lato sensu postgraduate courses are aimed at students who hold a diploma in an undergraduate course and satisfy the criteria of the institution that is offering the postgraduate course. The postgraduate courses must meet the following requirements: (i) curriculum with a minimum study load of 360 hours; and (ii) a teaching staff composed of at least 30% graduates of stricto sensu postgraduate courses.

Stricto sensu

The authorization and recognition of stricto sensu postgraduate courses (masters and doctorates) must be evaluated by CAPES, submitted to CNE’s deliberation and approved by MEC.

The HEIs can only initiate masters and doctorate courses activities following publication of the homologation of CNE’s favorable opinion by MEC in the Official Gazette.

As part of its analysis, CAPES must consider the general requirements and the specific parameters of the subject area to which each course is linked. The general requirements are: (i) alignment of the proposal with the postgraduate planning of the institution; (ii) suitability and justification of the proposal for the regional or national development and its economic and social importance; (iii) clarity and consistency of the proposal with detailed information on its objectives, area of concentration, lines of research, curricular structure, discipline and bibliographic references; (iv) clarity of the criteria adopted to select the students, justifications for the profile of the aimed formation and profile of the egress; (v) proof that the teaching staff has academic, didactic, technical and scientific competence and qualifications related to the purpose of the course; (vi) a permanent teaching staff to ensure the regularity and quality of teaching, research and orientation activities; (vii) indication of up to five intellectual productions of each permanent teacher; and (viii) physical and technological infrastructure of teaching and research adequate for the development of the proposed activities.

Authorizations of new stricto sensu postgraduate courses must be requested at specific dates, as defined by CAPES and published in the Official Gazette.

The “Mais Médicos” program

Law No. 12,871/2013, established the “Mais Médicos” program, an initiative designed to address medical professional shortages in certain municipalities and underserved regions of Brazil and improve healthcare infrastructure and services. This law establishes specific regulation for medical courses, including criteria for approving the creation of new courses in Brazil involving the definition of its location, the mandatory contribution to the public health infrastructure according to the specific categories established by Ordinance No. 16/2014 issued by MEC (i.e. training of health professionals, building or reforming of health service structure, purchasing of medical equipment and supplies and study grant to the medical residency program) and also the conditions for public-private partnerships to implement the course.

Within the “Mais Médicos” program, supporting entities are no longer able to choose the location of their courses or establish all conditions of supply, which have been transferred to MEC. The proceedings to implement a medical course, therefore, are more bureaucratic and time-consuming. Basically, MEC publishes a public auction notice to select municipalities that will receive medical courses. After this selection, it issues another public auction notice with the criteria for private higher institutions to compete for the right to implement courses in the municipalities previously selected.

Since its creation in 2013, the “Mais Médicos” program has created 11,400 new medical school seats and 12,400 new medical residencies annually, comprised public and private institutions. Notwithstanding this, the number of private vacancies was the lowest in Brazilian history when compared to regimes that previously ruled the offering of medical courses from 1996-2002 and 2002-2013.

On April 5, 2018, prompted by Brazil achieving the World Health Organization target for medical school seats, MEC issued Ordinance No. 328/2018, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of any authorizations for the creation of new medical education courses or on issuing acts for the expansion of existing ones. In the current legal scenario, institutions are not allowed to create any new medical education courses until April 2023, except for (i) “Mais Médicos” medical courses that have already been authorized through ongoing or completed public auctions; (ii) medical vacancy increase requests filed with MEC up to December 4, 2018; and (iii) medical courses created under federal public university expansion projects, whose requests for new vacancies may be filed only once in accordance with MEC regulations.

Furthermore, pursuant to Ordinance No 523/2018, enacted by MEC on June 1, 2018, each medical school that has been granted a “Mais Médicos” program medical course authorization or that is applying for one may file a motion with MEC requesting a maximum of 100 additional medical school seats. This right is limited to a single motion per medical school and is subject to several requirements, including but not limited to, requirements related to the availability of medical school infrastructure (including access to public health facilities through partnerships with the local Brazilian Public Health System (Sistema Único de Saúde, or “SUS”) authorities), obligations to meet certain quality assurance standards, and the absence of any penalties in the two years prior to the filing of the motion restricting medical school vacancies.

C.               Organizational Structure

The following is a chart of our current corporate structure as of the date of this annual report:

(1)	RD means RD Administração e Participações Ltda.
(2)	Except for UEPC, all subsidiaries are controlled and/or wholly owned by Afya Brazil.
(3)

As of the date of this annual report, the consummation of UniSL’s acquisition remains subject to customary conditions precedent (which includes approval from antitrust authorities). See Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions— Expected Acquisitions”

(4)

ITPAC Palmas, ITPAC Cametá, ITPAC Cruzeiro do Sul and ITPAC Manacapuru are branches of ITPAC Araguaína, ITPAC Abaetetuba and ITPAC Bragança are branches of ITPAC Porto Nacional, and ITPAC Santa Inês and ITPAC Itacoatiara are branches of IPTAN. Campuses for ITPAC Cametá, ITPAC Cruzeiro do Sul, ITPAC Manacapuru, ITPAC Abaetetuba, ITPAC Bragança, ITPAC Santa Inês and ITPAC Itacoatiara are expected to open by 2021.

(5)	CIS means Centro Integrado de Saúde de Teresina Ltda.

D.               Property, Plant and Equipment

Our Properties

Our corporate headquarters, which include product development, sales, marketing, and business operations, are located in Nova Lima, state of Minas Gerais. It consists of 1,000 square meters of space under a lease that expires in 2022.

In addition to our corporate headquarters and as of December 31, 2019, we leased almost all of our operational, sales, and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.               Operating Results

Overview

   We are the leading medical education group in Brazil based on number of medical school seats, as published by MEC as of December 31, 2019, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

As of December 31, 2019, we had 38,360 enrolled students, compared to 19,720 enrolled students as of December 31, 2018, representing growth of 94.5 % for the period, as compared to 10,164 enrolled students as of December 31, 2017.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 62.0% of our total growth in terms of net revenue in 2019 and 64% of our total growth in terms of net revenue in 2018) and (ii) organic growth (which represented approximately 39.0% of our total growth in terms of net revenue in 2019 and 36% of our total growth in terms of net revenue in 2018), has led to growth, profitability and cash generation.

Quality is a cornerstone of our value proposition. In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. Accordingly, we plan to expand our network, and expect to open an additional seven campuses by December 31, 2021, taking our total to 22 campuses in 12 Brazilian states and approximately 1,866 available medical school seats per year.

Our Growth

Our revenue growth and increased profitability have been driven by:

•

Maturation of current number of authorized medical school seats:  anticipated contracted growth visibility until 2025 from new medical seats awarded to our schools, that are in the process of maturing, and new seats from our awarded campuses in connection with the “Mais Médicos” program and which are expected to become operational by 2021;

•

Ability to set prices: readjustment of tuition fees paid by students enrolled in our medical schools above published inflation indexes. In 2018, we increased the tuition fees for our first year incoming medical students, on average, by 13.0%, an increase considerably above the 3.7% IPCA inflation rate for this same period. Since 2018, this tuition fees readjustment has applied to all new first-year incoming students. Given that the average length of our medical courses is six years, this tuition fee readjustment will guarantee revenue growth until 2024.

•

Expansion of medical residency preparation and graduate programs enrollments:  increase in number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;

•

Deepening of relationships across lifelong medical learners base:  cross selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency prep solutions and the number of former undergraduate and/or medical residency prep students applying to our graduate and CME courses;

•

M&A:  acquisition or investment in businesses that complement our medical education services offering. In 2020, we acquired UniRedentor which increased our medical school seats by more than 7.1% when compared to December 31, 2019. In 2019, we acquired or invested in six companies, which increased our medical school seats by more than 24% over the year. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year; and

•

Synergies extraction: successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Contribution of Medicine to Total historical undergraduate programs combined tuitions fees

We believe the metric that best demonstrates our focus on medical education and its relevance to our products and services offering is historical undergraduate programs combined tuitions fees from medicine as a percentage of our total undergraduate programs combined tuitions fees.

For the years ended December 31, 2019, 2018 and 2017, historical undergraduate programs combined tuition fees from medicine were 69.3%, 73.3 % and 64.9%, respectively, of total undergraduate programs combined tuitions fees.

Historical undergraduate programs combined tuitions fees*

The following table sets forth information that was derived from the historical operating information, for the year ended December 31, 2019, for Afya Brazil, for each of the Acquired Companies since date of acquisition. It does not represent net revenue as disclosed in our financial statements included elsewhere in this annual report, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships.

	For the Year Ended December 31,
	2019	2019	2018	2017
	in US$ millions(1)	in R$ millions
	(except percentages)
Medical school programs	105.8	550.2	253.4	143.0
Other undergraduate health sciences programs	18.9	98.5	44.9	34.4
Other undergraduate programs(2)	28.0	145.6	47.4	42.9
Historical undergraduate programs combined tuitions fees	152.8	794.3	345.8	220.3
% Medicine(3)	69.3%	69.3%	73.3%	64.9%
% Health sciences programs(4)	81.7%	81.7%	86.3%	80.5%

*

Historical undergraduate programs combined tuitions fees is the sum equal to the total tuition fees charged to undergraduate students, as derived from historical operating information of Afya Brazil and the Acquired Companies for the years ended December 31, 2019, 2018 and 2017. For the years ended December 31, 2019, 2018, and 2017, the historical undergraduate programs combined tuitions fees charged to undergraduate students by us were R$794.3 million, R$345.8 million and R$220.3 million, respectively. Historical undergraduate programs combined tuitions fees does not include tuition fees we charge graduate students. We present historical undergraduate programs combined tuitions fees because, given our limited operating history and that our historical financial information and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, we believe it may help investors assess the past operating results of the Acquired Companies as combined with Afya Brazil.

This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present historical undergraduate programs combined tuitions fees as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees set forth in our financial statements, which are presented as the sum of (i) gross tuition fees charged to undergraduate students, (ii) gross tuition fees charged to graduate students and (iii) scholarships, which is presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also includes revenue from admission fees and income from leases, among others. The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuitions fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions. For further information, see “Part I – Introduction—Financial Information— Historical undergraduate programs combined tuitions fees.”

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$5.199 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information— Selected Financial Data —Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Represents all non-health sciences undergraduate programs.
(3)	Calculated as medical school programs divided by the historical undergraduate programs combined tuitions fees.
(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the historical undergraduate programs combined tuitions fees.

Medical School Regulatory Capacity and Capacity at Maturation

Medical school regulatory capacity and capacity at maturation are operating metrics that provide visibility into our medical school enrollments contracted growth given the supply and demand imbalance in the medical school market and the fact that our medical schools have historically operated very close to their regulatory capacity. Accordingly, the gradual increase in our capacity helps explain the increase in our medical school enrollments, which in turn helps explain our medical school enrollments contracted growth. Contracted growth refers only to schools that are in the initial six years of operation. In addition, since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and therefore our number of enrollments, is through acquisitions or starting new medical schools.

Medical school regulatory capacity is defined by the number of medical schools seats available per year awarded by the MEC plus the additional seats associated with PROUNI and FIES, multiplied by the number of years of operations since the seats were awarded, up to the sixth year of operations (maturation). Capacity at maturation represents the maximum number of approved seats at a medical school six years after becoming operational. Our medical schools have a six year maturation cycle because medical school programs in Brazil are for a duration of six years. A maturation cycle represents the period starting when a medical school commences its operations with a first year medical school class of students which progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats).

For illustration, a medical school that is awarded 100 seats from the MEC has the opportunity to add up to 20 additional seats:

•	10 more seats by adhering to PROUNI (one seat for each 10.7 seats awarded by MEC); and
•	10 more seats by adhering to FIES (10% of the seats awarded by MEC).

Illustrative evolution of regulatory capacity per medical school

Our medical school regulatory capacity was 1,572 and 1,267 seats and our capacity at maturation was 11,257 and 6,552 as of December 31, 2019 and December 31, 2018. Giving effect to the acquisition of Uniredentor and UniSL (the latter of which is still subject customary conditions precedents (which includes approval from antitrust authorities)), we expect our medical school regulatory capacity and our capacity at maturation to be approximately 1,866 seats and 13,362 students, respectively. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 12,059 students by 2025. Assuming we are able to consummate our projected acquisitions, we expect our future medical student base to reach approximately 17,600 students at maturity.

Medical School Occupancy Rate

The occupancy rate of our medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period. While we believe retention rates are an important measure of quality and customer satisfaction, we believe that occupancy rate is a more meaningful metric as it captures not only our ability to retain students but also find new students to compensate for eventual drop outs. Our management does not separately measure retention rates to make decisions about our business.

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of December 31,
	2019	2018	2017
Occupancy rate	~100.0%	97.2%	94.9%

Significant Factors Affecting our Results of Operations

We believe that our results of operations and financial performance will be driven by the following trends and factors:

Regulatory Environment and Mais Médicos Program

Our business is significantly influenced by the regulatory environment of the educational industry in Brazil. We are subject to various federal laws and extensive government regulations by MEC, CNE, INEP, FIES and CONAES, among others. In particular, medical education in Brazil is subject to regulations that aim to control the supply of medical seats across Brazil and their geographic allocation including, but not limited to Law No. 12,871/2013, which created the “Mais Médicos” program, whose main objectives include addressing the provision of doctors for primary care in municipalities, strengthen health care infrastructure and allocate medical workforce to vulnerable areas. With the increase in annual offerings through “Mais Médicos”, the Education Ministry announced on April 5, 2018 that the Brazilian federal government had decided to freeze the new offering of medical seats for a period of five years.

The decision was based on the previously defined target of at least 11,000 annual medical seats, which according to the World Health Organization, or WHO, was achieved in 2018. For further information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview,” “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business,” and Risk Factors—Certain Risks Relating to Our Business and Industry—We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of noncompliance with any regulatory requirements.”

Scholarships, Student Financing and Tax Benefits

A large number of our students fund their tuition fees through financing from FIES. In addition, we participate in the PROUNI scholarship program, and we benefit from tax benefits in return. For more information on our students enrolled in these programs, see “Item 4. Information on the Company—Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program (PROUNI),” “Regulatory Overview—Financing Alternatives for Students: Incentive Programs—Student Financing Program (FIES),” “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business,” and “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.” In addition to PROUNI and FIES, Afya participates in private financing programs through external partners (Banco Santander and Raydan) for undergraduate students.

Brazilian Macroeconomic Environment

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, may be affected changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017
Real growth (contraction) in gross domestic product	1.1%	1.3%	1.3%
Inflation (IGP-M)(1)	7.3%	7.5%	(0.5)%
Inflation (IPCA)(2)	4.3%	3.7%	2.9%
Long-term interest rates—TJLP (average)(3)	6.2%	6.7%	7.1%
CDI interest rate (average)(4)	4.4%	6.5%	10.1%
Period-end exchange rate—reais per US$1.00	4.030	3.875	3.308
Average exchange rate—reais per US$1.00(5)	3.946	3.656	3.193
Appreciation (depreciation) of the real vs. US$ in the period(6)	(4.0)%	(17.1)%	(1.5)%
Unemployment rate(7)	11.9%	12.2%	12.7%

Source: FGV, IBGE, Central Bank and Bloomberg.
(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily as a result of annual adjustments to faculty member and employee salaries. Historically, inflation has been more than offset by the tuition fees we charge our students.

Our financial performance is also marginally tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments. We are also exposed to fluctuations in interest rates on our accounts payable to selling shareholders which are indexed to the CDI, IGP-M and SELIC.

In addition, the COVID-19 pandemic and measures taken in response may adversely impact the Brazilian macroeconomic environment and our business. The COVID-19 pandemic is still evolving in Brazil, and authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time, impose a more severe lockdown, all of which are outside of our control and may adversely affect our business. The COVID-19 pandemic may result in an adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may adversely impact the ability of our students to pay our tuition fees and increase our attrition rates. See “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the coronavirus, could adversely impact our business.”

Acquisitions

We may face significant challenges in the process of integrating the operations of our acquired companies. If we are not able to manage these integrations effectively, our results of operations may be affected. See “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives” and Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Business Segments

Following the merger of Medcel into Afya Brazil on March 29, 2019, we have two business segments for purposes of our financial reporting:

•

Educational Services Segment (Business Unit 1), which comprises revenue we derive from fees we charge for educational services we provide through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

•

Residency Preparatory and Specialization Programs Segment (Business Unit 2), which comprises revenue we derive from fees we charge for our residency preparatory courses and medical post-graduate specialization programs, delivery of printed and digital content, access to our online medical education platform and practical medical training.

There were no revenues derived from the Residency Preparatory and Specialization Programs Segment (Business Unit 2) prior to the consolidation of Medcel and IPEMED in our financial statements starting on March 29, 2019 and May 9, 2019, respectively. For further information, see note 4 to our audited consolidated financial statements.

Description of Principal Line Items

Net revenue

Our revenue consists primarily of tuition fees we charge for medical schools and other undergraduate and graduate programs, as well as from fees we charge for our medical residency preparatory courses. We also generate revenue from other student fees and certain education-related activities that typically trend with tuition revenues.

Cost of services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Costs of services amounted to 41.1%, 50.3% and 57.4% of our net revenue in the years ended December 31, 2019, 2018 and 2017, respectively.

Operating expenses

Our operating expenses includes expenses for personnel, general and administrative, management and officer compensation, marketing and other income (expenses), net.

Personnel.  Personnel expenses consist of wages, overtime, benefits (meal vouchers, transportation vouchers and medical and dental insurance, among others), profit sharing, social contribution and payroll taxes. In Brazil, social contribution and payroll taxes consist of the Brazilian Social Security Institute (Instituto Nacional do Seguro Social) contribution, or INSS, and the Brazilian Unemployment Severance Fund (Fundo de Garantia do Tempo de Serviço) contribution, or FGTS.

General and administrative. General and administrative expenses mainly consist of: (i)  building infrastructure expenses, such as rent and property maintenance; (ii) utilities expenses; (iii) expenses for computer system maintenance and office automation, such as software licenses, as well as for integrated accounting, treasury, financial planning and cost management systems; (iv) sales and marketing expenses; (v) allowance for doubtful accounts; and (vi) amounts paid for professional services, such as consultants, auditors and outside counsel and donations for cultural purposes.

Other income (expenses), net. Other income (expenses), net, consists mainly of miscellaneous income and/or expense items.

Finance result

Our finance result includes finance income and finance expenses.

Our finance income consists mainly income from interest earned on financial investments and changes in fair value of derivative instruments. Our finance expenses consist mainly of interest expenses from accounts payable to selling shareholders, costs associated with our euro-denominated debt, and banking fees.

We also have cash and cash equivalents denominated in U.S. dollars, and accordingly, we have foreign exchange gain or losses from the changes in U.S. dollars against the Brazilian real.

Income taxes expense

Income taxes expense includes current and deferred income taxes and social contribution.

Historical Consolidated Results of Operations

Year Ended December 31, 2019 Compared to the year ended December 31, 2018

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019	2018	Variation (%)
	(in R$ millions, except for percentages)
Net revenue	750.6	333.9	124.8%
Cost of services	(308.9)	(168.1)	83.8%
Gross profit	441.8	165.9	166.3%
General and administrative expenses	(239.1)	(70.0)	241.4%
Other income (expenses), net	2.6	0.6	333.1%
Operating income	205.3	96.4	112.8%
Finance income	51.7	10.4	395.7%
Finance expenses	(72.4)	(8.2)	787.5%
Finance result	(20.7)	2.3	n.m.
Share of income of associate	2.4	-	n.m.
Income before income taxes	186.9	98.7	89.4%
Income taxes expense	(14.2)	(4.0)	255.4%
Net income	172.8	94.7	82.4%

Net revenue

Net revenue for the year ended December 31, 2019 was R$750.6 million, an increase of R$416.7 million, or 124.8%, from R$333.9 million for the year ended December 31, 2018. This increase was primarily driven by: (i) organic revenue growth, mainly due to the maturation of medical school seats; and (ii) consolidation of the results of operations of Medcel, FASA, IPEMED and IPEC in 2019 and IPTAN, IESVAP, CCSI, IESP and FADEP during the course of 2018.

In our Business Unit 1 segment, net revenue for the year ended December 31, 2019 was R$653.8 million, an increase of 95.8%, or R$319.8 million, from R$333.9 million for the year ended December 31, 2018. This increase was primarily attributable to the factors discussed above.

In our Business Unit 2 segment, net revenue for the year ended December 31, 2019 was R$100.8 million. We did not have a Business Unit 2 segment prior to March 2019. Our Business Unit 2 net revenue was primarily attributable to the consolidation of the results of operations of Medcel into our financial statements starting on March 29, 2019 following the merger of Medcel into Afya Brazil and the acquisition of IPEMED in May 2019.

Cost of services

Cost of services for the year ended December 31, 2019 was R$308.9 million, an increase of R$140.8 million, or 83.8%, from R$168.1 million for the year ended December 31, 2018. This increase was primarily attributable to the consolidation of the results of operations of Medcel, FASA, IPEMED and IPEC in 2019 and IPTAN, IESVAP, CCSI, IESP, FADEP during the course of 2018, which resulted in (i) a 57.0% increase in the number of our faculty members, to 1,740 for the year ended December 31, 2019 from 1,108 for the year ended December 31, 2018 and a corresponding increase in payroll expenses, and (ii) an increase in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units to take advantage of synergies.

As a percentage of net revenue, our cost of services decreased to 41.1% for the year ended December 31, 2019, compared to 50.3% for the year ended December 31, 2018.

In our Business Unit 1 segment, cost of services for the year ended December 31, 2019 was R$279.1 million, an increase of R$111.0 million, or 66.1%, from R$168.1 million for the year ended December 31, 2018. This increase was primarily attributable to the factors discussed above.

In our Business Unit 2 segment, cost of services for the year ended December 31, 2019 was R$33.7 million, primarily attributable to the consolidation of the results of operations of Medcel into our financial statements starting on March 29, 2019 following the merger of Medcel into Afya Brazil and the acquisition of IPEMED in May 2019.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2019 was R$441.8 million, an increase of R$275.9 million, or 166.3%, from R$165.9 million for the year ended December 31, 2018.

In our Business Unit 1 segment, gross profit for the year ended December 31, 2019 was R$374.7 million, an increase of R$208.8 million, or 125.9%, from R$165.9 million for the year ended December 31, 2018. In our Business Unit 2 segment, gross profit for the year ended December 31, 2019 was R$67.1 million.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 was R$239.1 million, an increase of R$169.1 million, or 241.4%, from R$70.0 million for the year ended December 31, 2018. This increase was primarily attributable to (i) the consolidation of the results of operations of Medcel, FASA, IPEMED and IPEC in 2019 and IPTAN, IESVAP, CCSI, IESP, FADEP during the course of 2018, (ii) an increase in other general administrative expenses, to R$39.1 million for the year ended December 31, 2019, from R$8.9 million for the year ended December 31, 2018, mainly related to the integration of our acquired companies into our business and (iii) an increase in allowance for doubtful accounts expenses, to R$15.0 million for the year ended December 31, 2019, from R$7.7 million for the year ended December 31, 2018.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2019 was R$205.3 million, an increase of R$108.8 million, or 112.8%, from R$96.4 million for the year ended December 31, 2018.

Finance result

Finance result for the year ended December 31, 2019 was a net finance expense of R$20.7 million, compared to a net finance income of R$2.3 million for the year ended December 31, 2018, for the reasons described below.

Finance income.    Finance income for the year ended December 31, 2019 was R$51.7 million, an increase of R$41.3 million, from R$10.4 million for the year ended December 31, 2018. This increase was primarily attributable to (i) an increase in income from financial investments as a result of an increase in our cash and cash equivalents, as a result of the receipt of net proceeds from our initial public offering; (ii) an increase in interest received of R$5.3 million, and (iii) a foreign exchange gain of R$13.3 million in 2019 mainly related to the gains attributable to the receipt of net proceeds from our initial public offering denominated in U.S. dollars.

Finance expenses.    Finance expenses for the year ended December 31, 2019 was R$72.4 million, an increase of R$64.2 million, from R$8.2 million for the year ended December 31, 2018.

This increase was primarily attributable to (i) an increase in interest expense from accounts payable to the selling shareholders of our acquired companies, and (ii) interest expenses on lease liabilities of R$31.5 million for the year ended December 31, 2019 as a result of the adoption of IFRS 16 as from January 1, 2019.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2019 was R$186.9 million, an increase of R$88.2 million, or 89.4%, from R$98.7 million for the year ended December 31, 2018.

Income taxes expense

Income taxes expense for the year ended December 31, 2019 was R$14.2 million, an increase of R$10.2 million,  from R$4.0 million for the year ended December 31, 2018. This increase was primarily attributable to the increase in our taxable profit as a result of the positive impact of our organic growth and the consolidation of the results of operations of Medcel, FASA, IPEMED and IPEC in 2019 and IPTAN, IESVAP, CCSI, IESP, FADEP during the course of 2018.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2019 was R$172.8 million, an increase of R$78.0 million, or 82.4%, from R$94.7 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2018 and 2017:

	For the Year Ended December 31,
	2018	2017	Variation (%)
	(in R$ millions, except for percentages)
Net revenue	333.9	216.0	54.6%
Cost of services	(168.1)	(124.1)	35.5%
Gross profit	165.9	91.9	80.4%
General and administrative expenses	(70.0)	(45.4)	54.4%
Other income, net	0.6	2.8	(78.3)%
Operating income	96.4	49.3	95.5%
Finance income	10.4	5.2	99.7%
Finance expenses	(8.2)	(3.6)	127.4%
Finance result	2.3	1.6	39.0%
Income before income taxes	98.7	51.0	93.7%
Income taxes expense	(4.0)	(2.5)	59.5%
Net income	94.7	48.5	95.4%

Net revenue

Net revenue for the year ended December 31, 2018 was R$333.9 million, an increase of R$117.9 million, or 54.6%, from R$216.0 million for the year ended December 31, 2017. This increase was primarily attributable to (i) organic revenue growth, mainly due to the increase of medical school enrollments from 2,070 medical school enrollments for the year ended December 31, 2017 to 2,458 medical school enrollments for the year ended December 31, 2018, and (ii) R$82.1 million in revenues contributed by the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP since their respective acquisition dates in 2018, which added 2,082 medical school enrollments to our total medical enrollments base for the year ended December 31, 2018.

Cost of services

Cost of services for the year ended December 31, 2018 was R$168.1 million, an increase of R$44.0 million, or 35.5%, from R$124.1 million for the year ended December 31, 2017. This increase was primarily attributable to the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP, since their respective acquisition dates in 2018, which resulted in (i) a 72.7% increase in the number of our faculty members, from 983 for the year ended December 31, 2017 to 1,698 for the year ended December 31, 2018, (ii) an increase in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units to take advantage of synergies, and (iii) a 28.9% increase in lease costs, mainly due to the increase in the number of campuses, from four for the year ended December 31, 2017 to nine for the year ended December 31, 2018, and to a lesser extent adjustments for inflation.

As a percentage of net revenue, our cost of services decreased to 50.3% for the year ended December 31, 2018, compared to 57.4% for the year ended December 31, 2017.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2018 was R$165.9 million, an increase of R$74.0 million, or 80.4%, from R$91.9 million for the year ended December 31, 2017.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 was R$70.0 million, an increase of R$24.6 million, or 54.4%, from R$45.4 million for the year ended December 31, 2017. This increase was primarily attributable to the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP, since their respective acquisition dates in 2018, which resulted in (i) a 55.5% increase in payroll expenses from R$21.2 million for the year ended December 31, 2017, to R$32.9 million for the year ended December 31, 2018, mainly due to the increase in our number of employees as a result of the integration of our acquired companies into our business, (ii) an increase in allowance for doubtful accounts expenses, from R$2.9 million for the year ended December 31, 2017, to R$7.7 million for the year ended December 31, 2018, mainly due to higher delinquency rates, which increased from 1.3% of our net revenue in 2017 to 2.3% of our net revenue in 2018, and (iii) a 32.8% increase in other general administrative expenses, from R$21.3 million for the year ended December 31, 2017, to R$29.4 million for the year ended December 31, 2018, mainly related to the integration of our acquired companies into our business.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2018 was R$96.4 million, an increase of R$47.1 million, or 95.5%, from R$49.3 million for the year ended December 31, 2017.

Finance result

Finance result for the year ended December 31, 2018 was a net finance income of R$2.3 million, an increase of R$0.7 million, from a net finance income of R$1.6 million for the year ended December 31, 2017, for the reasons described below.

Finance income.    Finance income for the year ended December 31, 2018 was R$10.4 million, an increase of R$5.2 million, or 99.7%, from R$5.2 million for the year ended December 31, 2017. This increase was primarily attributable to (i) an increase in income from financial investments as a result of an increase in our cash and cash equivalents and an increase in interest rates on our investments, and (ii) the fair value gain of R$1.2 million on our derivative instruments relating to our cross-currency interest rate swaps with respect to our euro-denominated loan with Itaú Unibanco S.A.

Finance expenses.    Finance expenses for the year ended December 31, 2018 was R$8.2 million, an increase of R$4.6 million, or 127.4%, from R$3.6 million for the year ended December 31, 2017.

This increase was primarily attributable to (i) an increase in interest expense from accounts payable to the selling shareholders of our acquired companies, and (ii) a foreign exchange expense of R$2.7 million related to our euro-denominated loan with Itaú Unibanco S.A.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2018 was R$98.7 million, an increase of R$47.7 million, or 93.7%, from R$51.0 million for the year ended December 31, 2017.

Income taxes expense

Income taxes expense for the year ended December 31, 2018 was R$4.0 million, an increase of R$1.5 million, or 59.5%, from R$2.5 million for the year ended December 31, 2017. This increase was primarily attributable to the growth in our net revenues as a result of the positive impact of our organic growth and the consolidation of the results of operations of IPTAN, IESVAP, CCSI, IESP and FADEP since their respective acquisition dates in 2018.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2018 was R$94.7 million, an increase of R$46.2 million, or 95.4%, from R$48.5 million for the year ended December 31, 2017.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

Leases - Estimating the incremental borrowing rate

We are unable to readily determine the implicit interest rate in lease arrangements, therefore, we use incremental borrowing rate, or IBR, to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease. The IBR is estimated using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Identification and fair-value measurement of assets and liabilities acquired in a business combination

We account business combinations using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. Identifiable assets and liabilities assumed must be classified or designated on the basis of our own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Such assessment requires judgments on the methods used to determine the fair value of the assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model, or DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by us. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 12 to our audited consolidated financial statements included elsewhere in this annual report.

Share-based compensation

Estimating fair value for share-based compensation transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions we use the Binomial model. We had stock plans that were fully exercised on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil Long-Term Incentive Plan and Guardaya’s stock option plan (which was transferred to the Afya Brazil Long-Term Incentive Plan), respectively. For further information on the assumptions and models used for estimating the fair value for share-based compensation transactions, see note 16(b) to our audited consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2019

IFRS 16—Leases

IFRS 16 superseded IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 introduced a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

We have adopted IFRS 16 from its effective date on January 1, 2019. For lease agreements meeting the IFRS 16 recognition criteria, we recognized right-of-use assets and lease liabilities of R$212.4 million, as of January 1, 2019 using the modified retrospective transition method with cumulative effect on January 1, 2019. For further information, see note 2.4 to our audited consolidated financial statements included elsewhere in this annual report.

IFRIC 23—Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates. We have assessed the new standard and it did not have significant impacts on our consolidated financial statements.

B.               Liquidity and Capital Resources

As of December 31, 2019, we had R$943.2 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

On November 1, 2019, Afya Brazil entered into an agreement for the acquisition of 100% of the total share capital of UniRedentor. UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rio de Janeiro. After all conditions were fulfilled, the acquisition was completed on January 31, 2020. UniRedentor also offers other health-related undergraduate degrees and graduation programs in medicine and health. The purchase price of R$ 225 million was comprised of: i) R$ 125 million paid in cash as of the closing date; and ii) R$ 100 million is payable in five equal installments of R$ 20 million through May 2024, adjusted by the CDI rate and by UniRedentor’s net debt as of the closing date.

On February 20, 2020, Afya Brazil entered into a purchase agreement for the acquisition of 100% of UniSL. Closing of the transaction is subject to customary conditions precedent (which includes approval from antitrust authorities). UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health related undergraduate degrees. The aggregate purchase price is R$ 341.6 million of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate and by the UniSL’s net debt as of the closing date. The acquisition will contribute 182 medical school seats to us. There are 100 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$80 million, adjusted by the CDI rate.

We do not expect the UniRedentor and UniSL acquisitions to impact our liquidity and capital.

The following table shows the historical cash flows for the years ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31,
	2019	2018	2017
	(in R$ millions)
Cash Flow Data
Net cash flows from operating activities	299.2	80.3	39.9
Net cash flows used in investing activities	(354.1)	(262.4)	(22.1)
Net cash flows from (used in) financing activities	921.4	218.8	(4.1)

Operating Activities

Our net cash flows from operating activities (i) increased by R$218.9 million, to R$299.2 million in 2019 from R$80.3 million in 2018 and (ii) increased by R$40.4 million, to R$80.3 million in 2018, from R$39.9 million in 2017. Our net cash flows from operating activities were significantly affected by an increase our revenue and an increase in our operating margin during the period, which was partially offset by an increase in tuition payment delinquencies by non-medical students.

Investing Activities

Our net cash flows used in investing activities increased by R$91.7 million, to R$354.1 million in 2019, from R$262.4 million in 2018, mainly as a result of (i) an increase of R$61.7 million in the acquisition of intangible assets and (ii) an increase of R$38.3 million in the acquisition of property and equipment.

Our net cash flows used in investing activities increased by R$240.3 million, to R$262.4 million in 2018, from R$22.1 million in 2017 primarily due to expenditures totaling R$221.3 million, net of cash acquired, in connection with our acquisitions of CCSI, IESP and FADEP in 2018 and R$18.8 million invested in restricted cash in connection with the collateral for the euro-denominated loan agreement entered into with Itaú Unibanco S.A. in November 2018.

Financing Activities

Our net cash flows from financing activities in 2019 was R$921.4 million, compared to R$218.8 million in 2018; mainly as a result of the receipt of net proceeds of our initial public offering in the amount of R$922.8 million, which was partially offset by share issuance costs of R$79.7 million; a R$67.6 million decrease in proceeds from loans and financing; an increase in payments of loans and financing of R$68.6 million; an increase in payment of dividends of R$46.0 million and the payments of lease liabilities of R$39.8 million in 2019.

Our net cash flows from financing activities changed to a net cash from financing activities of R$218.8 million in 2018 from a net cash used in financing activities of R$4.1 million in 2017, primarily due to a capital increase of R$156.3 million and the proceeds from a debt issuance of R$75.0  million in 2018.

Indebtedness

As of December 31, 2019, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$60.4 million, and lease liabilities of R$284.5 million.

On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$75.0 million (equivalent to €17.5 million). The loan accrues interest at a rate per annum equal to 128% of the CDI after applying the hedging swap and is repayable in three equal installments in November 2019 (which has been paid), May 2020 and November 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less than or equal to: (i) 2.2:1.0 during 2018 and 2019 and 1.8:1.0 in 2020. As of the date of this annual report, Afya Brazil is in compliance with this financial ratio. The loan is secured by a standby letter of credit issued by Itaú Unibanco S.A. in favor of Afya Brazil, with IPTAN and ITPAC Porto Nacional as joint debtors. The standby letter of credit is secured by financial investments held by Afya Brazil, which totaled R$14.8 million as of December 31, 2019. As of December 31, 2019, the amount outstanding of this loan was R$53.0 million.

On July 23, 2019, Medcel Editora entered into a loan agreement with the Brazilian Projects and Studies Financing Institution (Financiadora de Estudos e Projetos, or FINEP) in the amount of R$16.2 million. The loan accrues interest at a rate equal to the TJLP plus 5% per annum, adjustable to a rate equal to the TJLP plus 0.5% per annum in accordance with the provisions of the loan agreement. The loan is repayable in 73 equal monthly installments, beginning on August 15, 2021 and ending on August 15, 2027. As of December 31, 2019, the amount outstanding of this loan was R$6.8 million.

For further information on our indebtedness, see note 13.2.1 to the audited consolidated financial statements, included elsewhere in this annual report.

C.               Research and Development, Patents and Licenses

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. We are party to 92 agreements, with third-party authors with respect to educational content. We own 56 trademark registrations. As of December 31, 2019, we owned 84 registered domain names in Brazil. We also have 16 pending trademark applications in Brazil as of the date of this annual report and unregistered trademarks that we use to promote our brand.

D.               Trend Information

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19. The impact on our operations is highly uncertain and cannot be predicted with confidence. The spread of COVID-19, or actions taken to mitigate this spread, could have material and adverse effects on our ability to operate effectively, including as a result of the complete or partial closure of facilities or labor shortages. The extent of the adverse impact on our operations, including, among others, the regular functioning of our facilities, will depend on the extent and severity of the continued spread of the coronavirus in Brazil. Since March 17, 2020, there has been an interruption of our on-campus activities in light of authorities imposed lockdowns, with a significant portion of our non-practical educational activities being temporarily offered through our online platform (rather than on-site) and the calendar of our practical educational activities being rescheduled to when authorities allow on-campus activities to resume. For further information “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the coronavirus, could adversely impact our business”.

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.               Off-Balance Sheet Arrangements

As of December 31, 2019 we did not have any off-balance sheet arrangements.

F.                Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations, based on contractual undiscounted amounts, as of December 31, 2019:

	Payments Due By Period as of December 31, 2019
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in R$ millions)
Trade payables	17.6	17.6	—	—	—
Loans and financing	62.5	54.5	3.5	2.5	1.9
Lease liabilities	704.3	44.1	81.3	76.0	502.8
Accounts payable to selling shareholders	332.2	137.6	182.5	12.1	—
Advances from customers	36.9	36.9	—	—	—
Derivatives	0.8	0.8	—	—	—
Total	1,154.3	291.5	267.3	90.6	504.7

G.               Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Law (as amended).

Board of Directors

Our board of directors is currently composed of nine members. Each of our director shall hold office for a two (2) year term and are eligible for re-election. Crescera, for so long as it holds our class B common shares, shall be entitled to appoint, at its sole discretion, up to three (3) of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion. The Esteves Family, for so long as it holds our Class B common shares, shall be entitled to appoint, at its sole discretion, up to three (3) of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion. Crescera and the Esteves Family, for so long as they hold our class B common shares, shall be entitled to jointly appoint, at their sole discretion, up to one (1) director and shall be entitled at any time to remove, substitute or replace their appointed director for any reason in their sole discretion. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Subject to the foregoing, the directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting.

The following table lists the current members of our board of directors:

Name	Age	Position
Nicolau Carvalho Esteves	67	Chairman
Renato Tavares Esteves	32	Director
Sérgio Mendes Botrel Coutinho	42	Director
Daniel Arthur Borghi	46	Director
Felipe Samuel Argalji	32	Director*
Laura Guaraná Carvalho	37	Director
Daulins Reni Emilio	46	Director
Vanessa Claro Lopes	44	Independent Director*
Rafael Munerato de Almeida	44	Independent Director*

*      Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Alameda Oscar Niemeyer, No. 119, rooms 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Nicolau Carvalho Esteves. Nicolau Carvalho Esteves is the Chairman of our board of directors, a position he has held since July 2019. He is a qualified orthopedist and has over 25 years of experience in the education industry. He was the Chairman of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He is the founding shareholder of the following companies, for which he served as Chief Executive Officer for the periods indicated (i) ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A. (1999-2016); (ii) ITPAC Porto Nacional—Instituto Tocantinense Presidente Antônio Carlos Porto S.A. (2008-2016); (iii) IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (2003-2016) and (iv) Instituto de Educação Superior do Vale do Parnaíba S.A. (2016-2018). He holds a Medicine degree from Faculdade de Medicina de Barbacena, a master’s degree in Business Administration from FGV, a master’s degree in Corporate Finance from Fundação Dom Cabral, a master’s degree in Business Administration from FEAD and a Business Administration degree from AIEC.

Renato Tavares Esteves. Renato Tavares Esteves is a member of our board of directors, a position he has held since July 2019. He was a member of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He served as executive officer of the following companies: Instituto de Educação Superior do Vale do Parnaíba S.A., UNIVAÇO—União Educacional do Vale do Aço S.A., IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A., and Instituto de Ensino Superior do Piauí S.A.—IESP.

He holds a degree in Medicine from Faculdade de Medicina de Barbacena, and master’s degrees in Business Administration and Corporate Finance from FGV.

Sérgio Mendes Botrel Coutinho. Sérgio Mendes Botrel Coutinho is a member of our board of directors, a position he has held since July 2019. He is a managing partner at Arien Invest, a private equity firm. Before joining Arien Invest, he was a partner at Análise Estratégica, responsible for its M&A Advisory and Strategic Consultancy division, and was also a partner at Gabrich & Botrel Advogados, advising on corporate law, corporate governance and mergers and acquisitions. He holds a Law degree from FUMEC, a master’s degree in Corporate Law from Faculdade de Direito Milton Campos and a Doctorate degree in Corporate Law from PUC/MG. He was an MBA Professor at IBMEC (2009-2017) and is an LLM Professor at IBMEC. Mr. Botrel has provided legal services to Afya Brazil and the Esteves family during the last three years for aggregate fees of approximately US$1.3 million. Such amounts have been incurred prior to Mr. Botrel being appointed as our director.

Daniel Arthur Borghi. Daniel Arthur Borghi is a member of our board of directors, a position he has held since July 2019. He was a member of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He is also Co-CEO of Crescera Investimentos, managing director and a member of its Executive Committee. A partner for over 10 years, he is responsible for its Education Private Equity practice. He was a member of the board of directors of Guardaya from 2016 to 2019. He is also currently a member of the boards of UEPC, and Wide Desenvolvimento Humano e Tecnologia S.A. Prior to joining us, he was a consultant at McKinsey & Co., an executive at Docas Participações S.A. and a partner at Finance Ltda. He holds an electrical engineering degree from PUC-RJ and an MBA from the Kellogg School of Management, Northwestern University.

Felipe Samuel Argalji. Felipe Samuel Argalji is a member of our board of directors and a member of our audit and ethics committee, positions he has held since July 2019. He was a member of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He is also a senior partner and member of the Executive Committee of Crescera Investimentos, responsible for investments in the Education Private Equity sector, since 2009. He was a member of the Finance Committee of Abril Educação and a member of the board of directors at Anima Educação. He holds an Economics degree from IBMEC.

Laura Guaraná Carvalho. Laura Guaraná Carvalho is a member of our board of directors, a position she has held since July 2019. She is also a partner and member of the Executive Committee of Crescera Investimentos, responsible for investments in education for the private equity funds since 2008. She also serves as a board member for Uniceplac, and has served as a board member and advisory committee member for Medcel. She holds an MSc. in finance and economics from FGV and has a BS in electrical engineering from PUC-Rio.

Vanessa Claro Lopes. Vanessa Claro Lopes is a member of our board of directors and an independent member of our audit and ethics committee, positions she has held since July 2019. She is currently a member of the fiscal councils of Cosan S.A., Cosan Logística SA and Comgas S.A., the chairman of the audit committee at Tegma Logistica S.A., a member of the audit committee at Embraer S.A. and a deputy member of the fiscal councils of Usiminas S.A. She was formerly the chairman of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A from 2016 to 2017 and a member of the fiscal councils of Estacio Participações S.A. and Renova Energia S.A. from 2017 to 2019. With over 25 years' experience in corporate governance and internal and external audits of large private and listed companies, she started her career at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefonica from 2001 to 2004. She holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense, a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense and a systems analysis degree from FATEC/BS. She was formerly a professor of audit systems and information security at Objetivo University.

Daulins Reni Emilio. Daulins Reni Emilio is a member of our board of directors, a position he has held since August 2019. He is a Managing Director at Bertelsmann Brazil Investments (“BBI”) and Head of the Bertelsmann Corporate Center in Brazil, a subsidiary of Bertelsmann SE & Co. KGaA, a relevant investor in education in the world. He joined Bertelsmann in 2012, where he has been responsible for Bertelsmann’s strategy for new businesses in Brazil as well as for finding business opportunities in the education sector. He is also the Chairman of the Board at Afferolab and a board member at Companhia das Letras and Intervalor. Before working at Bertelsmann, he was a consultant working across multiple industries during his tenures at Boston Consulting Group, McKinsey & Co. and Arthur Andersen. He holds a bachelor’s degree in Mechanical Engineering from Unicamp, a master’s degree in Economics from USP, and a Ph.D. in Economics from Boston University. During his Ph.D. at Boston University, his research focused on Economics of Education and Economic Theory.

Rafael Munerato de Almeida. Rafael Munerato de Almeida is a member of our board of directors and an independent member of our audit and ethics committee, positions he has held since August 2019. He was a member of the board of directors of Medcel Editora e Eventos S.A. from February 2016 to March 2019. He provides medical services for D’Or Consultoria em Corretagem de Seguros e Benefícios Ltda., Funcional Health Tech Soluções em Saúde Ltda., Associação Beneficiente Bom Samaritano, Hospital Bom Samaritano de Maringá S.A., IBES—Instituto Brasileiro para Excelência em Saúde and Trigger Participação e Administração S.A. He also provides medical services through his private medical practice, is a director at IBES—Instituto Brasileiro para Excelência em Saúde, and a consultant at Multivida Participações S.A., Grupo Kronberg, Switzerland Global Enterprise and CBEXs—Colégio Brasileiro de Executivos da Saúde. He holds a degree in medicine from Santa Casa de Misericórdia de SP, a residency in clinical medicine from Santa Casa de Misericórdia de SP, a residency in cardiology from InCor FMUSP, a specialization in cardiac arrhythmia from InCor FMUSP and an MBA in health management from FGV.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized team led by Virgilio Deloy Capobianco Gibbon, our CEO, with broad experience in the education industry. Our executive officers were appointed by our board of directors until July 2021.

The following table lists our current executive officers.

Name	Age	Position
Virgilio Deloy Capobianco Gibbon	45	Chief Executive Officer
Luciano Toledo de Campos	47	Chief Financial Officer(1)
Luis André Blanco	46	Chief Financial Officer(2)
Júlio Eduardo Razente de Angeli	48	Continuing Education and Innovation Vice President

(1)	Resignation effective as of April 20, 2020.
(2)	Election effective as of April 20, 2020.

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Alameda Oscar Niemeyer, No 119, rooms 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Virgilio Deloy Capobianco Gibbon. Virgilio Deloy Capobianco Gibbon is our Chief Executive Officer, a position he has held since July 2019. He has been the Chief Executive Officer of Afya Brazil since August 2016. Prior to joining us, he was Chief Operating Officer and Chief Financial Officer of Estácio Participação S.A., from March 2010 to March 2012, and March 2012 to June 2016, respectively. He was also Executive Director of Business Consulting and Education Industry at TOTVS Consulting from October 2007 to December 2009, and Senior Manager of Business Consulting at Accenture from 2000 to 2007. He holds a degree in Economics from PUC-RJ. He is currently a board member of EABH—Escola Americana of Belo Horizonte.

Luciano Toledo de Campos. Luciano Toledo de Campos is our Chief Financial Officer, a position he has held since July 2019. He has been the Chief Financial Officer of Afya Brazil since February 2019. Prior to joining us, he was Head of LatAm Healthcare and Education Equity Research at Branco Bradesco BBI S.A. from June 2016 to October 2018,

Head of LatAm Healthcare and Education Equity Research and Director of Brazil Equity Research at HSBC Global Research from August 2009 to June 2016 and Director of Research Brazil at HSBC Global Research, from April 2014 to June 2016. He holds a degree in Engineering from Instituto Tecnológico de Aeronáutica—ITA. On January 13, 2020, we announced that Mr. Campos had notified us of his intention to leave Afya for personal reasons. Mr. Campos’s resignation will be effective as of April 20, 2020.

 Luis André Blanco. Effective as of April 20, 2020, Luis André Blanco will become our Chief Financial Officer. Prior to joining us, he served as CFO for OdontoPrev for 10 years, where he oversaw corporate finance - treasury, financial planning, M&A, tax and accounting - operations, legal and compliance. Prior to that, Luis served as a Financial Officer at Vivo S.A from 2003 to 2009 and also as CFO at Tele Centro – Oeste Celular Participações from 2000 to 2003. Luis holds a bachelor’s degree in Engineering from the Federal University of Rio de Janeiro and an executive program degree from University of Westminster, London, England.

Júlio Eduardo Razente de Angeli. Júlio Eduardo Razente de Angeli is our Continuing Education and Innovation Vice President, a position he has held since July 2019. He has been the Continuing Education and Innovation Vice President of Afya Brazil since April 2019. He is also the Chief Executive Officer of Guardaya, a position that he held since March 2016. Prior to joining us, he was Business Development Director of Udemy, Inc., from March 2015 to March 2016, VP of Language Learning at Somos Educação S.A. from August 2013 to September 2014, and VP Europe and Americas at EF Englishtown from October 2007 to July 2013. He holds a business administration degree from FGV.

Family Relationships

Nicolau Carvalho Esteves, the chairman of our board of directors, is the father of Renato Tavares Esteves, one of our directors.

Legal Proceedings

In 2016, the federal prosecutors’ office filed a public civil proceeding against Mr. Nicolau Carvalho Esteves, our chairman and one of our controlling shareholders, and certain other individuals, for irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. The prosecution alleges that Mr. Carvalho Esteves and the other individuals did not apply federal funds in compliance with mandatory budgeting rules required by applicable federal statutes. On September 19, 2017, the lower court dismissed the federal prosecutor’s claims on the basis that the alleged improper acts were carried out to allow the public healthcare system in the state of Tocantins to continue to provide basic healthcare services, given there were insufficient public funds allocated for that purpose at the time. The federal prosecutor’s office appealed the lower court’s decision and on October 30, 2018, the federal court of appeals granted the appeal to overturn the lower court’s decision and to nullify the evidentiary phase of the proceedings on the procedural technicality that the state of Tocantins had not been properly notified of its right to file its motion on evidence. On May 3, 2019, Mr. Carvalho Esteves filed an appeal of the federal court of appeals decision with the Supreme Court of Justice. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya.

B.               Compensation

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses or paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below.

The following table sets forth the fixed and variable compensation of our key management personnel for the periods indicated:

	2019	2018	2017
	(in R$ millions)
Short-term employee benefits	4.9	2.7	2.1
Share-based compensation plans	13.9	2.1	-
Total compensation	18.8	4.8	2.1

Afya Brazil Long-Term Incentive Plan

Certain members of our management participated in the share option long-term incentive program, or the LTIP, of Afya Brazil. Beneficiaries under the LTIP were granted rights to buy shares based on certain criteria. All unvested share options were automatically vested upon the consummation of our initial public offering, and the LTIP was terminated on January 10, 2020.

New Long-Term Incentive Plan

On August 30, 2019, our board of directors approved the establishment of the new equity incentive plan, or the New LTIP, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level.

The New LTIP and the applicable option agreement to be entered into between us and the beneficiary, or the Option Agreement, will govern the issuance of equity incentive awards with respect to our Class A common shares, or the Options. The calculation of the strike price of the Option will be set forth in the applicable Option Agreement, as approved by the board of directors, upon the granting of the Option to the beneficiary. If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her Options under the New LTIP that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her Options under the New LTIP will be canceled. The maximum aggregate number of shares that can be issued to beneficiaries under the New LTIP may not exceed 4% of our share capital at any time. The Options will vest in five annual installments, representing each, respectively, 20% of the total Options granted to such optionholder. The final expiration for the exercise of the Options granted to date is May 2024 and may be exercised at a strike price of US$19.00 each. As of December 31, 2019, we awarded a total of 2,364,214 options under the New LTIP. For further information, see note 16.b.2 to our audited consolidated financial statements. On March 19, 2020, 230,000 additional Options under the New LTIP were issued, with an exercise price of US$19.00 each. These Options will vest in four annual installments, representing each, respectively, 25% of the total Options granted to such optionholder. The final expiration for the exercise of the Options granted to date is May 2024.

C.               Board Practices

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third-party.

However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may vote at any meeting on any resolution concerning an interested matter, provided he or she has disclosed the nature of his or her interest

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his or her functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience that he or she actually possesses.

Election and Terms of Directors

 See “Item 10. Additional Information.—B. Memorandum and Articles of Association—Appointment, Disqualification and Removal of Directors.”

Board Committees

Our board of directors has established an (i) audit and ethics committee; (ii) compensation committee; and (iii) a business expansion committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit and Ethics Committee

The audit and ethics committee, or the audit committee, which consists of Vanessa Claro Lopes (elected to the committee on July 8, 2019), Felipe Samuel Argalji (elected to the committee on July 8, 2019) and Rafael Munerato de Almeida (elected to the committee on August 29, 2019), assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Vanessa Claro Lopes serves as Chairman of the audit committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Vanessa Claro Lopes is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Vanessa Claro Lopes and Rafael Munerato de Almeida satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee complies with applicable SEC and Nasdaq rules. The audit committee is responsible for, among other things:

•

the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approval of the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•

review and discussions with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•

obtaining and review of a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•

review with management and the independent auditor, in separate meetings whenever the Audit committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	review, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event meets at least four times per year.

Information contained on our website shall not constitute, or be deemed incorporated as, a part of this annual report.

In addition, our audit committee monitors ongoing compliance with our code of ethics and related compliance policies.

Compensation Committee

Since our initial public offering, we have established a compensation committee. The compensation committee, which consists of Rafael Munerato de Almeida, Renato Tavares Esteves and Miguel Filisbino Pereira de Paula (a consultant), assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors.

Business Expansion Committee

The business expansion committee, which consists of Sérgio Mendes Botrel Coutinho, Renato Esteves, Laura Guaraná Carvalho and Felipe Samuel Argalji, assists our board of directors to evaluate potential acquisition opportunities and new business opportunities, and makes recommendations to our board of directors as to whether we should pursue them.

D.               Employees

As of December 31, 2019, we had 3,444 employees, 5.2% of which were based in our offices in Nova Lima and 94.8% of which were based in other cities elsewhere in Brazil, including 144 employees based in São Paulo. We also engage temporary employees and consultants as needed to support our operations.

As of December 31, 2019, we had 48 medical content creators, who are responsible for developing our learning materials (including media, podcasts, quizzes, classes, among others), including 35 physician professors and 13 employees dedicated exclusively to medical content creation for our online platform.

The table below breaks down our full-time personnel by function as of December 31, 2019:

Function	Number of Employees	% of Total
Management	27	0.8%
Shared Services Center and IT, Sales and Marketing	215	6.2%
Faculties	1,740	50.5%
General and Administrative	1,462	42.5%
Total	3,444	100.0%

Our employees in Brazil are represented by the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E.               Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation— Afya Brazil Long-Term Incentive Plan” and “Item 6. Directors, Senior Management and Employees — B. Compensation—New Long-Term Incentive Plan.”

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.               Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of April 17, 2020:

•	each person or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;
•	each of our executive officers and directors individually; and
•	all executive officers and directors as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

Unless otherwise indicated below, the business address for each beneficial owner is c/o Afya, Alameda Oscar Niemeyer, No. 119, rooms 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%	%
5% Shareholders party to our shareholders agreements
Crescera Educacional II Fundo de Investimento em Participações Multiestratégia(2)	—	—	24,930,584	51.9%	47.5%
Nicolau Carvalho Esteves(3)	—	—	15,161,349	31.6%	28.9%
Rosângela de Oliveira Tavares Esteves(4)	—	—	9,135,840	19.0%	17.4%
Renato Tavares Esteves (5)	2,543,996	5.7%			0.5%
Vanessa Tavares Esteves (6)	2,543,996	5.7%	—	—	0.5%
Lílian Tavares Esteves de Carvalho(7)	2,543,996	5.7%	—	—	0.5%
Other 5% Shareholders
FMR LLC(8)	3,180,860	7.1%	—	—	0.6%
GIC Private Limited(9)	2,238,051	5.0%	—	—	0.4%
Other Executive Officers and Directors(10)

Felipe Samuel Argalji(11)	—	—	—	—	—
Daniel Arthur Borghi(12)	—	—	—	—	—
Laura Guaraná Carvalho(13)	—	—	—	—	—
Sérgio Mendes Botrel Coutinho	—	—	—	—	—
Daulins Reni Emilio	—	—	—	—	—
Rafael Munerato de Almeida	—	—	—	—	—
Julio Eduardo Razente de Angeli	155,272	0.3%	—	—	n.m
Luciano Toledo de Campos	194,888	0.4%	—	—	n.m
Virgílio Deloy Capobianco Gibbon	661,160	1.5%	—	—	0.1%

n.m.: non material

(1)

Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.”

(2)

Based on a statement on Schedule 13G filed on February 14, 2020 by Crescera Educacional II Fundo de Investimento em Participações, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at Avenida Brigadeiro Faria Lima, 3144 - 3º Andar Itaim Bibi - São Paulo, São Paulo, Brazil.

(3)

Based on a statement on Schedule 13G jointly filed on February 14, 2020 by Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves. Mr. Nicolau Carvalho Esteves is a member of our board of directors.

(4)	Based on a statement on Schedule 13G jointly filed on February 14, 2020 by Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves.
(5)

Based on a statement on Schedule 13G filed on February 14, 2020 by Renato Tavares Esteves, the date of the last available Schedule 13G filed by such person with the SEC. Mr. Renato Tavares Esteves is a member of our board of directors.

(6)	Based on a statement on Schedule 13G filed on February 14, 2020 by Vanessa Tavares Esteves, the date of the last available Schedule 13G filed by such person with the SEC.

(7)	Based on a statement on Schedule 13G filed on February 14, 2020 by Lílian Tavares Esteves de Carvalho, the date of the last available Schedule 13G filed by such person with the SEC.
(8)

Based on a statement on Schedule 13G filed on February 7, 2020 by FMR LLC, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at 245 Summer Street, Boston, Massachusetts 02210.

(9)

Based on a statement on Schedule 13G filed on February 14, 2020 by GIC Private Limited, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at 168 Robinson Road, #37-01 Capital Tower, Singapore, 068912.

(10)	Disclosure regarding the equity interest held by Mrs. Nicolau Carvalho Esteves and Renato Tavares Esteves, both members of our board of directors, into us, is above.
(11)

Mr. Argalji, a member of our board of directors, is a member of the executive committee of Crescera Investimentos. Mr. Argalji disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of his pecuniary interest therein.

(12)

Mr. Borghi, a member of our board of directors, is a managing director of Crescera Investimentos. Mr. Borghi disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of his pecuniary interest therein.

(13)

Mrs. Carvalho, a member of our board of directors, is a member of the executive committee of Crescera Investimentos. Mrs. Carvalho disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of her pecuniary interest therein.

The holders of our Class A common shares and Class B common shares have identical rights, except that the Esteves Family and Crescera as holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) have certain conversion rights and (iii) are entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Preemptive or Similar Rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Conversion.” Each Class B common share is convertible into one Class A common share.

Crescera Investimentos is an independent asset management firm focused on private equity and venture capital with approximately R$2.8 billion of assets under management. Founded by professionals with extensive background in the Brazilian financial markets, it has a strong track record of creating value for entrepreneurs, business owners and investors alike. It is structured as a partnership, emphasizing talent retention, meritocracy and ethical practices. Crescera Investimentos’ governance is overseen by senior executive partners, who seek to bring the same values and practices to its investee companies. Its investment decision making process is focused on maximizing return for its investor clients by assisting leading entrepreneurs in developing their business into world class companies. Crescera Investimentos’ principal executive offices are located at Avenida Ataulfo de Paiva, 153, 5th floor, Leblon, Rio de Janeiro, RJ, Brazil.

Shareholders’ Agreement

On July 7, 2019, Crescera and the Esteves Family entered into a shareholders’ agreement, or the Shareholders’ Agreement. The Shareholders’ Agreement specifies that Crescera may not transfer its shares in the Company, in whole or in part, without first offering them to Bertelsmann SE& Co. KGaA, or Bertelsmann, which will have the option to acquire such shares. If Crescera and Bertelsmann are unable to agree the sale and purchase of the offered shares within five business days of being notified of Crescera’s proposal, Crescera can sell the shares to a third party within specified time limits.

Further, the Esteves Family is bound by a non-compete obligation preventing it from directly or indirectly carrying on a competing business that is in direct competition with us, subject to certain limited exceptions.

B.               Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees — B. Compensation” and certain other rights of certain of the holders of our common shares as described under “— A. Major Shareholders —Shareholders’ Agreement,” the following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

Shared Services

On January 2, 2018, Afya Brazil entered into agreements with its subsidiaries and IPTAN and IESVAP (entities which at that time were not subsidiaries of Afya Brazil), under which (i) Afya Brazil agreed to provide shared services and corporate costs and expenses, and (ii) the subsidiaries and IPTAN and IESVAP agreed to reimburse Afya Brazil for the amount of such costs and expenses. The amounts charged to IPTAN and IESVAP, prior to their acquisition by Afya Brazil on April 26, 2018, was R$1.1 million for the period from January 1, 2018 to April 25, 2018 and R$2.6 million for the year ended December 31, 2017.

Lease Agreements

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

We have entered into lease agreements with RVL Esteves Gestão Imobiliária S.A., or RVL, an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC–Instituto Tocantinense Presidente Antônio Carlos S.A. or ITPAC, and Itpac Porto Nacional–Instituto Tocantinense Presidente Antonio Carlos Porto S.A. or ITPAC Porto Nacional, pursuant to which RVL agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL agreed to lease the ITPAC campus to ITPAC located in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019 this agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years, and may be renewable for an additional five years subject to the provisions of the lease agreement.

On October 30, 2019, RVL, an entity controlled by our shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a sublease agreement with IPTAN, pursuant to which RVL agreed to sublease to IPTAN the new IPTAN medical campus, currently under construction by IPTAN in the city of Santa Inês, State of Maranhão. The sublease agreement is for a monthly amount equal to (i) R$12,000.00 up to June 2020 and (ii) after June 2020 and until March 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the sublease agreement. The sublease agreement is for an initial term of 20 years counted from the conclusion of the construction works, and may be renewable for an additional 20 years subject to the provisions of the sublease agreement.

The lease payments in connection with the lease agreements with RVL totaled R$10.4 million in the year ended December 31, 2019. In the years ended December 31, 2018 and 2017, the lease expenses incurred in connection with these lease agreements with RVL totaled R$9.7 million and R$9.3 million, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$2.8 million in the year ended December 31, 2019. In the years ended December 31, 2018 and 2017, the lease expenses incurred in connection with this agreement totaled R$2.6 million and R$2.5 million, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments incurred in connection with this agreement totaled R$2.6 million in the year ended December 31, 2019. In the year ended December 31, 2018, the lease expenses incurred in connection with this agreement totaled R$1.3 million.

ITPAC Garanhuns Assignment Agreement

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil, in connection with a pending authorization by MEC to operate a medical school, the right to develop the ITPAC Garanhuns Greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. The consummation of the assignment is subject to the approval of the ITPAC Garanhuns medical school authorization by MEC, which must be obtained within 10 years from the execution of the assignment agreement. The purchase price to be paid by Afya Brazil to Nicolau Carvalho Esteves to the extent MEC’s approval is obtained within the prescribed time period is R$900,000 multiplied by the number of medical school seats authorized by MEC. Once operational, ITPAC Garanhuns is expect to generate 120 new medical school seats. In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings —Civil Matters.”

UEPC Services Agreement

On February 25, 2019, Medcel entered into a services agreement with UEPC, pursuant to which Medcel agreed to provide certain educational services and content to UEPC, available on Medcel’s online platform. The services agreement is for an amount equal to R$1.3 million, payable by UEPC to Medcel subject to the terms of the services agreement. For the year ended December 31, 2019, the revenues in connection with this services agreement totaled R$0.6 million. See note 9 to our audited consolidated financial statements.

Related person transaction policy

Our related person transaction policy states that any related person transaction must be approved or ratified by our audit committee, board of directors or a designated committee thereof. In determining whether to approve or ratify a transaction with a related person, our audit committee, board of directors or the designated committee will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

Our audit committee, board of directors or the designated committee will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Employment agreements

Virgílio Deloy Capobianco Gibbon, Luciano Toledo de Campos, Julio Eduardo Razente de Angeli and Luis André Blanco entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

For a description of the compensation paid to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Long Term Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation—Afya Brazil Long-Term Incentive Plan.” and “Item 6. Directors, Senior Management and Employees — B. Compensation—New Long-Term Incentive Plan.”

C.               Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.               Consolidated Statements and Other Financial Information

See Exhibits.

Legal and Administrative Proceedings

From time to time, we are involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We and our subsidiaries are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in Brazil, in general. We recognize provisions for legal proceedings in our financial statements, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of December 31, 2019, we had provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$5.3 million, and had made judicial deposits in an aggregate amount of R$0.8 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Civil Matters

As of December 31, 2019, we and our subsidiaries were party to approximately 2097 civil proceedings, 2017 of which are judicial proceedings and 80 of which are administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On November 14, 2008, a civil suit was filed by Alessandra Vanessa Leite e Silva and others as plaintiffs against ITPAC Porto Nacional and others, seeking (i) to void IESPEN’s decision to revoke their IESPEN membership and all subsequent decisions taken by IESPEN starting in April 4, 2004, and (ii) the payment of damages for loss of profits. On September 15, 2015, the lower court rendered a judgment in favor of the plaintiffs, granting interlocutory relief. On December 13, 2016, following an interlocutory appeal of the plaintiffs, the lower court froze 5% of ITPAC’s monthly revenues in favor of the plaintiffs, and on January 9, 2017, ITPAC appealed the lower court judgment and filed an interlocutory appeal to suspend the order to freeze 5% of its revenues. On May 24, 2017, an injunction was issued suspending the freeze order. As of the date of this annual report, the appeal against the Lower Court judgment and the interlocutory appeal are pending the decision of the appeals court.

We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately of R$8.0 million, with the chance of loss as possible.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto Nacional and others, alleging (i) that Municipal Law No. 1780/03 in connection with IESPEN’s creation is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto Nacional should be voided; (ii) that ITPAC Porto Nacional acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (iii) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay-up corporate capital; and (iv) that ITPAC Porto Nacional should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC filed its defense, which is pending review by the competent lower court. On November 13, 2016, the lower court froze 8% of ITPAC Porto Nacional’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately of R$14.0 million, with the likelihood of loss as possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. As of the date of this annual report, the activities of the Garanhuns Greenfield unit are suspended pursuant to a judgment of the 23rd Federal Court of the State of Pernambuco. On February 27, 2020, the Superior Court of Justice confirmed the judgment of the 23rd Federal Court of the State of Pernambuco and the Garanhuns Greenfield unit remains suspended. Afya Brazil is currently in discussions with MEC to obtain the necessary authorizations for the Garanhuns Greenfield unit, and to the extent those authorizations are obtained, this proceeding will be extinguished. In July 2019, ITPAC Araguaina filed an administrative proceeding requesting MEC’s reappraisal of its previous decision that denied the request of transferring the administrative proceeding related to the medical course authorization, filed in 2011, from the state educational system to the federal educational system, pursuant to applicable regulation. Although SERES and MEC’s legal advisors had already issued a favorable opinion to grant the authorization. On January 13, 2020, the technical assistance coordinator of the Minister of Education Office issued a report recommending that the Secretary of Education reanalyze the proceeding. On January 23, 2020, ITPAC Araguaina filed a writ against MEC to request the dismissal of such report. The plaintiff alleges that the report issued by the technical assistance coordinator of the Minister of Education Office has no legal grounds, in particular because the administrative proceeding has been ongoing at MEC since 2011. ITPAC Araguaina filed a relief injunction seeking the suspension of the above mentioned report. However, on January 27, 2020, the lower court allowed MEC to file its motion for dismissal before ruling on the request. As of the date of this annual report, MEC has not filed the requested information.

Labor Matters

As of December 31, 2019, we and our subsidiaries were party to approximately 65 labor proceedings, 61 of which are judicial proceedings and four of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by us  to comply with certain labor laws, including with respect to working hours, the registration of employment agreements, disabled workers’ hiring quotas and the protection of underage workers and apprentices.

Tax and Social Security Matters

As of December 31, 2019, certain of our subsidiaries were party to 24 tax and social security proceedings, 18 of which are judicial proceedings and six of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are primarily tax foreclosures filed by Brazilian federal tax authority, although the most significant tax claim in an amount of R$9.1 million is related to taxes due to a Brazilian municipal tax authority.

ITPAC Porto Nacional, one of our subsidiaries, is party to an administrative tax proceeding filed by the municipality of Porto Nacional in the State of Tocantins, which alleges that ITPAC Porto Nacional is liable for unpaid taxes on services (ISS) rendered during the period from February 2012 to August 2016, as a result of the failure by ITPAC Porto Nacional to comply with certain legal requirements related to a tax exemption. The proceeding also challenges the validity of a judicial agreement between ITPAC Porto Nacional and the municipality. In January 2019, a first instance decision of the municipality of Porto Nacional determined that ITPAC Porto Nacional had complied with the terms of the tax exemption, reducing the amount of the liability to R$8,400, which ITPAC Porto Nacional paid. As of the date of this annual report, the proceeding is pending the judgment of the administrative appeal filed by the Municipal Treasury challenging the first instance decision that reduced the amount of the liability.

ITPAC Porto Nacional is also party to two tax foreclosure proceedings filed by the Brazilian federal government on July 12, 2010 for the collection of social security contribution on payroll debts in the total historical amount of R$3.1 million, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. As of the date of this annual report, the amount of these proceedings is approximately R$6.4 million and two proceedings are pending the decision of the lower court.

“Mais Médicos” Proceedings

On January 15, 2019, Sociedade de Ensino Superior Estácio de Sá Ltda., or SESES, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the SESES bid to open a medical school in the city of Bragança, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto Nacional. The lower court granted a preventive injunction in favor of SESES, suspending SERES’s award of the medical school to ITPAC Porto Nacional. ITPAC Porto Nacional joined these proceedings as a co-defendant. On March 6, 2019, the federal prosecutor issued an opinion to dismiss the writ. On September 11, 2019, the lower court dismissed the writ and revoked the suspension of the award of the medical school granted by MEC to ITPAC Porto Nacional, and we became authorized by MEC to open and operate a medical school in the city of Bragança. As of the date of this annual report, the proceedings are pending the review of the appeal by the Federal Court of Appeals.

On January 31, 2019, Brasil Educação S.A., or BR Educação, filed proceedings against SERES, requesting a judicial review of SERES’s decision to disqualify the BR Educação bid to open a school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto Nacional. ITPAC Porto Nacional joined these proceedings as a co-defendant. The lower court granted a preventive injunction in favor of BR Educação, suspending SERES’s award of the medical school to ITPAC Porto Nacional. This injunction was subsequently repealed by the Federal Court of Appeals upon preliminary review. As of the date of this annual report, the proceedings are pending the issuance of the final decision by the lower court and the Federal Court of Appeals, and ITPAC Porto Nacional is authorized by MEC to open and operate a medical school in the city of Abaetetuba.

On February 2, 2019, in proceedings separate to those of BR Educação, Faculdades Integradas Carajás S/C Ltda., or Faculdades Carajás, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the Faculdades Carajás bid to open a medical school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto Nacional. The lower court granted a preventive injunction in favor of Faculdades Carajás, suspending SERES’s award of the school to ITPAC Porto Nacional. On October 10, 2019, Faculdades Carajás filed a motion to dismiss the writ, and the writ was dis-missed by the lower court on January 10, 2020. Consequently, ITPAC Porto Nacional is authorized by MEC to open and operate a medical school in the city of Abaetetuba.

In July 2019, Instituto Metropolitano de Ensino Ltda., or IME, filed a lawsuit against SERES requesting the cancellation of the results of the public procurement for the “Mais Médicos” program in connection with the awards granted to IPTAN and ITPAC Araguaína to open medical schools in the cities of Itacoatiara and Manacapuru, located in the state of Amazonas. IME alleges that SERES’s final decision with respect to IME’s participation in the public procurement was irregular.

On September 11, 2019, the lower court granted a preventive injunction in favor of IME, suspending SERES’s award of the medical schools to IPTAN and ITPAC Araguaína. IPTAN and ITPAC Araguaína joined these proceedings as co-defendants. The preventive injunction was suspended following an appeal filed by SERES, and SERES, IPTAN and ITPAC Araguaína filed their responses to IME’s allegations. As of the date of this annual report, these proceedings are pending the decision of the lower court.On February 14, 2020, the preventive injunction granted in favor of IME to suspend the results of the public procurement in the cities of Itacoatiara and Manacapuru was revoked by the Federal Court of Appeals. This decision gave a suspensive effect for the appeal filed by IPTAN and ITPAC Araguaína, rendering the decisions of the first instance without effect.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. See “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry— It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment.”

We may make any future determination to pay dividends based on an ordinary shareholder resolution, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors recommends a dividend payment, the form, frequency and amount will depend on a number of factors, including our future operations and earnings, our capital requirements and surplus, our general financial condition, impositions of restrictions on conversions and remittances of funds abroad in the jurisdictions where we operate, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely on dividends and distributions from our subsidiaries in Brazil for our cash requirements, including funds to pay our operating expenses, service any debt we may incur and pay dividends and other cash distributions to our shareholders. Our holding company structure makes us dependent on the operations of our subsidiaries and therefore, any determination to pay dividends in the future will depend on our ability to receive distributions from them. See “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.”

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

Certain Brazilian Legal Requirements Related to Dividends

Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiaries. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.” Our Brazilian subsidiaries are required under Federal Law No. 6,404 dated December 15, 1976, as amended, to distribute a mandatory minimum dividend to shareholders each year, which cannot be lower than 25% of their income for the prior year, unless a lower mandatory minimum dividend is provided for in such subsidiary by-laws or such distribution is suspended by a decision of such subsidiary’s shareholders at its annual shareholders’ meeting based on a report by its board of directors that such distribution would be incompatible with its financial condition at that time.

In addition, if, for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

As of the date of this annual report, Afya Brazil and certain of our subsidiaries and associates are required by their respective bylaws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A. (ITPAC Araguaína), ITPAC Porto Nacional—Instituto Tocantinense Presidente Antônio Carlos S.A., IESP—Instituto de Ensino Superior do Piauí S.A., IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., União Educacional do Planalto Central S.A.(UEPC), and Instituto Educacional Santo Agostinho S.A. (FASA), and Sociedade Universitária Redentor S.A. (UniRedentor)—at least 25% of adjusted net profit in each fiscal year; (ii) Medcel Editora e Eventos S.A. (Medcel) and CBB Web Serviços e Transmissões On Line S.A.—at least 50% of adjusted net profit in each fiscal year; (iii) IESVAP—at least 80% of adjusted net profit in each fiscal year; (iv) UNIVAÇO—at least 90% of adjusted net profit in each fiscal year; (v) Centro de Ciências em Saúde de Itajubá S.A. (CCSI)—at least 2% of net profit in each fiscal year. FADEP, RD Administração e Participações Ltda., Centro Integrado de Saúde de Teresina Ltda., Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (IPEMED), Instituto Paraense de Educação e Cultura Ltda. (IPEC) and ESMC Educação Superior Ltda. (ESMC) are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on March 22, 2019. Afya Brazil did not declare or pay any dividends to its shareholders in 2017 or in 2018. On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$38 million to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on Afya Brazil’s net income for the five months ended May 31, 2019. Neither Afya nor the public shareholders of Afya were entitled to receive such dividend, which was paid in September 2019.

B.               Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.               Offer and Listing Details

Our common shares have been listed on the Nasdaq since July 19, 2019 under the symbol “AFYA.” Prior to that date, there was no public trading market for our common shares. The table below shows, for the periods indicated, the high and low market prices on the Nasdaq for our common shares through April 17, 2020.

Price History of Our Class A Common Shares

The tables below set forth the high and low closing sales prices for our Class A common shares on the Nasdaq for the periods indicated.

	Nasdaq
	U.S.$ per Class A Common Share
	High	Low
Year
2019	32.32	21.90
2020 (through April 17, 2020)	30.20	13.99

Source: Bloomberg

	Nasdaq
	U.S.$ per Class A Common Share
	High	Low
Quarter
Third Quarter 2019	32.32	21.90
Fourth Quarter 2019	29.71	25.00
First Quarter 2020	30.20	13.99
Second Quarter 2020 (through April 17, 2020)	21.42	17.95

Source: Bloomberg

	Nasdaq
	U.S.$ per Class A Common Share
Month	High	Low
October 2019	27.47	25.00
November 2019	28.12	26.48
December 2019	29.71	26.34
January 2020	29.98	26.92
February 2020	30.20	23.78
March 2020	25.71	13.99
April 2020 (through April 17, 2020)	21.42	17.95

Source: Bloomberg

B.               Plan of Distribution

Not applicable.

C.               Markets

See “— Offer and Listing Details” above.

D.               Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.                Expenses of the Issue

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.               Share Capital

Not applicable.

B.               Memorandum and Articles of Association

Description of Share Capital

We were incorporated on March 22, 2019 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of Companies Law (as amended) of the Cayman Islands, or the Companies Law.

Our affairs are governed principally by: (i) our Memorandum and Articles of Association; (ii) the Companies Law; and (iii) the common law of the Cayman Islands. As provided in our Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which, at the date of this annual report, comprise 509,895,270 Class A common shares and  240,104,730 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report we have 44,970,440 Class A common shares and 48,034,315 Class B common shares of our authorized share capital issued and outstanding.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Memorandum and Articles of Association currently authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class equity structure was required by the Esteves Family and Crescera, our principal shareholders, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Common Shares.”

At the date of this annual report, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	509,895,270 shares are designated as Class A common shares;
•	240,104,730 shares are designated as Class B common shares; and
•	250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

Afya has a total issued share capital of US$4,638.21, divided 44,970,440 Class A common shares and 48,034,315 Class B common shares Class B common shares.

Treasury Shares

At the date of this annual report, Afya has no shares in treasury.

Issuance of Shares

Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. In accordance with its Articles of Association, Afya shall not issue bearer shares.

Our Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (i) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (ii) a merger, consolidation, or other business combination, or (iii) an issuance of shares including Class A common shares or any other class of share designated as a common share pursuant to the Articles of Association, whereby each holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow it to maintain its proportional ownership interests in Afya (following an offer by Afya to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya pursuant to our Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Our Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares and the prior written consent of a Crescera Director and Esteves Family Director as set out below in “—Proceedings of the Board of Directors.”

Fiscal Year

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. For more information see below “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Our Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)

Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(ii)	the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and
(iii)

the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional common and/or preferred shares are issued. As such, if Afya issues common and/or preferred shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya. This right to maintain a proportional ownership interest may be waived by all of the holders of Class B common shares, such waiver to remain effective until the date specified therein or 12 months from the date of the waiver.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (i) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (ii) upon the election of the holders of all the then issued and outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to holders of Class B common shares, to affiliates, transfers to Bertelsmann SE & Co. KGaA and any of its affiliates, to and between the Esteves Family, Crescera, their family members and their respective children, heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and to partnerships, corporations and other entities exclusively owned or controlled by the Class B shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding. To the extent that Crescera or the Esteves Family cease to be a Class B common shareholder, the rights nominally vested to each shall vest in their permitted transferee within the meaning of our Articles of Association.

No class of our common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters.

In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Afya is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (i) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which Afya is a party, or (ii) any tender or exchange offer by Afya to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Our board of directors may set a record date which shall not exceed 40 clear calendar days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Afya at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Afya in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Afya is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Afya has the discretion whether or not to hold an annual general meeting in 2019. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Afya may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in Nova Lima, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than 10 clear calendar days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Afya will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted, provided that such a quorum must also include (i) Crescera for so long as it holds Class B common shares, and (ii) the Esteves Family for so long as it holds Class B common shares.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman shall not have the right to vote in his capacity as chairman and shall not have a casting vote.

Liquidation Rights

If Afya is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Afya and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Afya and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Afya and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Afya.

Special Matters

Afya may not without the prior written consent of (i) Crescera for so long as it holds Class B common shares and (ii) the Esteves Family for so long as it holds Class B common shares: change the number of directors; change the structure, function, and/or number of the board of executive officers (which comprises the three senior executive officers that manage the day to day business activities of Afya, subject to the overall supervision of the board of directors); amend its Memorandum and Articles of Association; vary the rights attaching to shares; approve any merger or consolidation of Afya with one or more constituent companies (as defined in the Companies Law (2018 Revision)), the contribution by Afya of any assets to any subsidiary and/or the creation of any joint venture by Afya; approve any business combination; approve the winding-up, liquidation or dissolution of Afya; or take certain actions in respect of its share capital as set out in the Articles of Association; register as an exempted limited duration company; or approve the transfer by way of continuation of Afya to a jurisdiction outside the Cayman Islands.

Anti-Corruption and Anti-Money Laundering

Our Articles of Association contain stringent anti-corruption, anti-money laundering and certain other related measures applicable to us, our officers and directors, and its service providers. The Articles of Association provide that if one of our  shareholders is found to have been involved in an act of corruption, money laundering or other related irregular act, the directors shall convene a meeting to consider the circumstances of such incident, and establish a course of action to be taken against such shareholder. The actions range from (i) suspending such shareholder from his/her duties as a director, officer and/or employee (if applicable) of the Company; (ii) terminating such duties; (iii) directing such shareholder to transfer the entirety of his/her shareholding in the Company to his/her children and/or heirs; or (iv) if such transfer is not possible, resolve that the shares in the Company owned by such shareholder be mandatorily redeemed by us. Further, our Articles of Association provide that we shall not engage the services of any provider that has been found to violate applicable anti-corruption laws, and further provide that we and our shareholders shall not violate applicable anti-corruption laws.

Changes to Capital

Subject to the restrictions contained in the Articles of Association and summarized above in “—Special Matters,” Afya may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
•

subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, Afya may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;
•	purchase its own shares (including any redeemable shares); and
•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Afya may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares are traded on the Nasdaq in book-entry form and may be transferred in accordance with our Articles of Association and Nasdaq’s rules and regulations.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•

the instrument of transfer is lodged with Afya, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	the common shares transferred are free of any lien in favor of Afya; and
•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within 15 business days after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit Afya to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Afya, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Afya. Subject to the Companies Law, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Afya. Except as otherwise provided by the rights attached to shares and the Articles of Association of Afya, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date);

but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (i) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (ii) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Appointment, Disqualification and Removal of Directors

Afya is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. Crescera for so long as it holds Class B common shares may appoint up to three directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Crescera Directors”), and the Esteves Family for so long as it holds Class B common shares may appoint up to three directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Esteves Family Directors”), in addition for so long as both hold Class B common shares, they may appoint a further director (the “Joint Director”) and are entitled at any time to remove, substitute or replace the Joint Director. The board of directors shall have a chairman that for so long as both Crescera and the Esteves Family hold Class B common shares, which chairman is appointed in rotation for a term of a year by each of them as prescribed in the Articles of Association, such right to be exercised initially by Crescera. Once neither Crescera nor the Esteves Family hold Class B common shares, the chairman is elected by the board of directors then in office instead. The directors may elect a vice chairman of the board of directors.

Subject to the foregoing, the Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for a two-year term or until his or her death, resignation or removal, and is eligible for re-election.

The directors are Nicolau Carvalho Esteves, Renato Tavares Esteves, Sérgio Mendes Botrel Coutinho, Daniel Arthur Borghi, Felipe Samuel Argalji, Laura Guaraná Carvalho, Vanessa Claro Lopes, Daulins Emilio and Rafael Munerato de Almeida.

Any vacancies on the board of directors that arise other than in respect of the Crescera and/or Esteves Family director appointments set out above or upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Subject to the foregoing, additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Our board of directors has an audit committee in place. See “Management—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution, save that each Crescera Director may be removed by Crescera at its discretion and each Esteves Family Director may be removed by the Esteves Family at its discretion.

The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than 10 calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated. Further, the Directors may remove a Director as set out above in “—Anti-Corruption.”

Proceedings of the Board of Directors

The Articles of Association provide that our business is to be managed and conducted by the board of directors, save that Afya may not without (i) the consent of a Crescera Director while there is a Crescera Director and (ii) the consent of an Esteves Family Director while there is an Esteves Family Director: create new classes of shares, issue new shares, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for purchase or receive any class of shares or securities in the capital of Afya; repurchase or redeem any shares; approve the payment of any remuneration to a Director or executive Officer; approve any incentive plan (as set out in the Articles of Association); change our accounting practices except as required by applicable law; execute and/or terminate any shareholders’ agreement, quotaholders’ agreement, or any other agreements related to our interest in any subsidiary; approve our financial statements; effect an initial public offering and/or follow-on offerings of Afya, or hire any investment banks or service providers inherent to the initial public offering; approve the listing and/or the delisting of our securities with any designated stock exchange; change our dividend policy and/or approve any dividend, create and/or use our reserves; approve any budget, as well as any amendment and/or change to such budget; conduct, negotiate, terminate and/or amend any business, agreement, or transaction between Afya and any related party; acquire, sell or encumber any of our permanent assets, in one transaction or in a series of transactions, which value exceeds the equivalent of two hundred and fifty thousand Brazilian Reais (R$250,000); approve any sale or encumbrance, for the benefit of a person of shares issued by any subsidiary, or the admission of any new partner or shareholder in such subsidiaries; create or dissolve any committees of the Directors; carry out any investments outside the scope of the core business of Afya or its controlled persons (as set out in the Articles of Association); incorporate any entity; acquire, sell or encumber the capital stock of entities in which Afya has an interest; appoint or terminate the engagement of any auditor that is not an Authorized Auditor as set out in the Articles of Association; provide any guarantee in respect of any person or related person of any of our shareholders, director and/or officers inter alia; negotiate, amend, renew, change of terminate any lease agreement or enter into any new lease agreement; appoint any executive officer; approve the delegation of any powers by the board of directors; or take actions in connection with the Company’s Anti-Corruption measures.

The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present), provided that such a quorum must include at least one Crescera Director for so long as there is at least one Crescera Director and one Esteves Family Director for so long as there is one Esteves Family Director and business at any meeting shall be decided by a majority of votes, provided such a majority must include at least one Crescera Director for so long as there is at least one Crescera Director and one Esteves Family Director for so long as there is one Esteves Family Director. In the case of an equality of votes, neither the chairman of the board nor the chairman of the meeting shall have a casting vote.

Subject to the foregoing and the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in Nova Lima, Brazil, or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Afya, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

Inspection of Books and Records

Holders of Afya shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements and upon request agreements executed by the Company and its Related Parties (as defined in the Articles of Association), shareholder agreements to which the Company is a party and details of any incentive plan). Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, and recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Afya must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Afya is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Afya, the person or member aggrieved (or any shareholder of Afya or Afya itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Afya is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•	an exempted company’s register of shareholders is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we comply with the Nasdaq rules in lieu of following home country practice.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Afya or management that shareholders may consider favorable. In particular, the capital structure of Afya concentrates ownership of voting rights in the hands of the Esteves Family and Crescera. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Afya to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Afya. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Afya are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since they own of all of the Class B common shares of Afya, the Esteves Family and Crescera currently have the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the Esteves Family and Crescera have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Afya, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Afya has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Afya.

Preferred Shares

Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Afya.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of the shares of Afya in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Afya, general corporate claims against Afya by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Afya, or derivative actions in our name, to challenge (i) an act which is ultra vires or illegal, (ii) an act which constitutes a fraud against the minority and the wrongdoers themselves control Afya, and (iii) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Registration Rights and Restricted Shares

Although no shareholders of Afya have formal registration rights, they or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to Afya and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company; (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company;

(7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Afya is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Afya itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Afya in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Afya has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

Borrowing Powers

Our directors may exercise all the powers of Afya to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Afya or of any third-party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Afya or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Our directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ and Controlling Shareholders’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director.

Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (i) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (ii) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Furthermore, as a matter of Cayman Islands law and in contrast to the position under Delaware corporate law, controlling shareholders of Cayman Islands companies do not owe fiduciary duties to those companies, other than the limited duty that applies to all shareholders to exercise their votes to amend a company’s articles of association in good faith in the interests of the company. The absence of this minority shareholder protection might impact the ability of minority shareholders to protect their interests.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentiallyfacilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, the shareholders of Afya are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that, unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Afya cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, Afya may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Afya.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.               Material Contracts

For information concerning certain contracts important to our business, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources” and Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.

Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.

D.               Exchange Controls

See “Item 3. Key Information––A. Selected Financial Data––Exchange Rates”

E.               Taxation

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to the ownership and disposition of the Class A common shares. This discussion applies to you only if you are a U.S. Holder that holds Class A common  shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe any state, local or non-U.S. tax consequences or all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax and tax consequences applicable to you if you are subject to special rules, including if you are:

•	one of certain financial institutions;
•	an insurance company;
•	a regulated investment company or real estate investment trust;
•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•

a person holding Class A common shares as part of a straddle, wash sale, conversion transaction or other integrated transaction or that enters into a constructive sale with respect to the Class A common shares;

•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	an entity classified as a partnership for U.S. federal income tax purposes;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;
•	a person that owns or is deemed to own 10 percent or more of our stock (by vote or value); or
•	a person holding Class A common shares in connection with a trade or business conducted outside of the United States.

If you are an entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof and any of which is subject to change, possibly with retroactive effect.

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of Class A common shares and:

•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

As discussed above under “Dividends and Dividend Policy,” we do not currently intend to pay dividends. In the event that we pay dividends, distributions paid on our Class A common shares will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares are treated as readily tradable on an established securities market in the United States. You should consult your tax adviser regarding the availability of the reduced tax rate on dividends in your particular circumstances. The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in your income on the date of receipt.

As discussed in “—Cayman Islands Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law. However, if there were a change in law resulting in the imposition of a withholding tax, the amount of Cayman Island income taxes withheld from distributions on your Class A common shares that are treated as dividends for U.S. federal income tax purposes would be includible in your income as dividends, and such taxes would be potentially creditable against your U.S. federal income tax liability, subject to applicable limitations, some of which vary depending upon your circumstances. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the creditability of non-U.S. taxes in your particular circumstances.

Sale or Other Disposition of Class A Common Shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Class A common share will be capital gain or loss, and will be long-term capital gain or loss if you have held the Class A common share for more than one year. The amount of the gain or loss will equal the difference between your tax basis in the Class A common share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.”

 For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the current market price of our Class A common shares, we do not believe we were a PFIC for 2019 and we do not expect to be a PFIC for our 2020 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC for 2020 or any future year is uncertain because, among other things, (i) we hold a substantial amount of cash, which is categorized as a passive asset and (ii) our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile). Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any taxable year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), you would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if you held such shares directly, even though you will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which you held any of our Class A common shares, you could be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over your holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distributions received on your Class A common shares in any taxable year exceeded 125% of the average of the annual distributions on those shares during the preceding three years or your holding period, whichever was shorter, those distributions would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” you could be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares were traded on a qualified exchange on at least 15 days during each calendar quarter (or, in the year of the initial public offering, on at least 1/6 of the days remaining in the quarter in which the offering occurred, and on at least 15 days during each remaining calendar quarter). The Nasdaq, on which the Class A common shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be regularly traded on a qualified exchange.

If you make the mark-to-market election, for each taxable year that we are a PFIC, you generally will recognize as ordinary income any excess of the fair market value of your Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in your Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, you may continue to be subject to tax under the general PFIC regime described above with respect to any Lower-tier PFICs notwithstanding your mark-to-market election for the Class A common shares.

In addition, in order to avoid the application of the general PFIC regime described above, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a QEF Election with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for you to make QEF Elections.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If you own Class A common shares during any year in which we are a PFIC, you generally must file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with your federal income tax return for that year. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

You should consult your tax adviser regarding whether we are a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are a corporation or other exempt recipient and demonstrate this fact when so required or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. You are encouraged to consult with your own tax advisers regarding the possible application of these rules, including the application of the rules to your particular circumstances.

F.                Dividends and Paying Agents

Not applicable.

G.               Statement by Experts

Not applicable.

H.               Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on Form 6-K. You can read our SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

I.                 Subsidiary Information

See note 2.2 to our consolidated financial statements for a description of the Company’s subsidiaries.

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates. In the year ended December 31, 2019, we were primarily exposed to fluctuations in CDI interest rates on financial investments classified as cash equivalents and restricted cash and a portion as accounts payable to selling shareholders. Our exposure to cash equivalents and restricted cash indexed to the CDI totaled R$947.0 million as of December 31, 2019. We also have exposure to CDI, IPCA and SELIC on the accounts payable to selling shareholders, as presented in the table below.

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of December 31, 2019. For this analysis, we adopted probable scenarios for future CDI, IPCA and SELIC rates, estimating increases and decreases of 75 and 150 basis points, which would impact us as follows:

	Balance as of December 31, 2019	Index—% per year	Base rate	+75 basis points	–75 basis points	+150 basis points	–150 basis points
	(in thousands of reais, except percentages)
Cash equivalents	930,117	99.22% CDI	41,529	6,976	(6,976)	13,952	(13,952)
Restricted cash	16,841	96.96% CDI	735	126	(126)	253	(253)
Swap – Liability Position	(49,165)	128% CDI	2,832	(369)	369	(737)	737
Accounts payable to selling shareholders	(75,450)	CDI	3,395	(566)	566	(1,132)	1,132
Accounts payable to selling shareholders	(45,646)	CDI	2,113	(352)	352	(704)	704
Accounts payable to selling shareholders	(55,090)	CDI	2,479	(413)	413	(826)	826
Loans and financings	(6,750)	TJLP p.y.	388	(51)	51	(101)	101
Accounts payable to selling shareholders	(18,745)	SELIC	844	(141)	141	(281)	281
Accounts payable to selling shareholders	(105,306)	IPCA+4.1%	8,856	(790)	790	(1,580)	1,580

For further information, see note 13.4.1 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Exchange Risk

As of December 31, 2019, our foreign currency risk derives from our euro-denominated loan with Itaú Unibanco S.A., in the amount of R$53.0 million, for which we entered into cross-currency interest rate swaps instruments to protect against euro currency exchange rate variations; and cash and cash equivalents denominated in U.S dollars in the amount of R$2.5 million as of December 31, 2019. See note 13.4.1 to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis of the impact of hypothetical 10% change in foreign exchange exposure on our income before income taxes as of December 31, 2019.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.               Debt Securities

Not applicable.

B.               Warrants and Rights

Not applicable.

C.               Other Securities

Not applicable.

D.               American Depositary Shares

Not applicable.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.       CONTROLS AND PROCEDURES

A.               Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our management concluded that our disclosure controls and procedures as of December 31, 2019 were ineffective in view of the material weaknesses in internal control over financial reporting as described in “Item 3. Key Information—D. Risk Factors—Material weaknesses in our internal control over financial reporting have been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.”

We have been implementing several measures to remediate these material weaknesses to improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, integrating the acquired companies, designing and implementing improved processes and internal controls, introducing new IT systems and retaining outside consultants with extensive technical expertise. Some of these measures are already being implemented and will be worked extensively through 2020.  However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

B.               Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

C.               Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.               Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.       RESERVED

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which currently consists of Vanessa Claro Lopes, Felipe Samuel Argalji and Rafael Munerato de Almeida, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Vanessa Claro Lopes serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Vanessa Claro Lopes qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has determined that Vanessa Claro Lopes and Rafael Munerato de Almeida satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

ITEM 16B.   CODE OF ETHICS

Our activities are subject to a code of ethics, which is applicable to all our members and entities, including our directors, officers, managers, teachers and other staff (including interns). Our code of ethics is also applicable to relevant third parties involved in our activities, such as suppliers, consultants and other service providers. Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our members and entities. It regulates our interactions with our suppliers, students, clients, competitor suppliers and governmental entities and agents. Our code of ethics also sets forth fundamental rules of conduct related to the safeguarding of our financial books and records, conflict of interest situations, the protection of our confidential information and assets and our compliance with applicable laws and relevant information on whistleblowing procedures. The Code of Ethics is attached it as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at https://ir.afya.com.br/corporate-governance/governance-overview.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S.S., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2019, 2018, 2017 and 2016.

	Year Ended December 31,

	2019	2018
	(in R$ millions)
Audit fees (1)	4.2	2.9
Audit-related fees (2)	2.1	—
Tax fees	—	—
All other fees	—	—
Total fees	6.3	2.9

(1)

Audit fees include fees for the audit of our annual consolidated financial statements;  audit of statutory financial statements of subsidiaries; review of our interim financial statements; and audit of financial statements of acquired businesses.

(2)	Audit related-fees include fees for the preparation and issuance of comfort letters in connection with our equity offerings.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Auditores Independentes S.S., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the issuer. Our audit committee currently comprises three directors of whom two are independent directors.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A)(2) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors within one year of our initial public offering.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Afya to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•

Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•

Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•

Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.       FINANCIAL STATEMENTS

Not applicable.

ITEM 18.       FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.       EXHIBITS

See exhibit index attached hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AFYA LIMITED

By:	/s/ Virgilio Deloy Capobianco Gibbon
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer

By:	/s/ Luciano Toledo de Campos
	Name:	Luciano Toledo de Campos
	Title:	Chief Financial Officer

Date: April 20, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.01	Memorandum and Articles of Association of Afya. (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
2.01

English translation of Purchase Agreement dated as of January 11, 2018, among Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Participações S.A. and BR Health Participações S.A. (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).

2.02

English translation of Purchase Agreement dated as of November 27, 2018, among NRE Participações S.A., JC JOINT Fundo de Investimento em Participações Multiestratégia, Breno Miranda Trabulo Pinheiro Correia and Cristina Maria Miranda de Sousa (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).

4.01

English translation of Purchase Agreement dated as of December 5, 2018, among NRE Participações S.A., João Carlos Ribeiro Pedroso, Leoni margarida Bertolin, José Carlos Januário, Ricardo Pedroso, Daiane Pedroso Canto and RD Administração e Participação Ltda (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).

4.02

English translation of Investment and Purchase Agreement dated as of March 29, 2019, among Afya Participações S.A. (formerly NRE Participações S.A.), BR Health Participações S.A. and Guardaya Empreendimentos e Participações S.A (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).

8.01	List of Subsidiaries
11.01	English translation of the Code of Ethics of Afya (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on June 24, 2019, File No. 333-232309).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Index to Financial Statements

Audited Consolidated Statements—Afya Limited

Afya Limited Consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Adoption of IFRS 16

As discussed in Note 2.4 to the consolidated financial statements, the Company changed its method for recognizing leases in 2019, due to the adoption of IFRS 16 – Leases using the modified retrospective method of adoption.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 26, 2020

Afya Limited

Consolidated statements of financial position

As of December 31, 2019 and 2018

(In thousands of Brazilian reais)

	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	6	943,209	62,260
Restricted cash	7	14,788	-
Trade receivables	8	125,439	58,445
Inventories		3,932	1,115
Recoverable taxes		6,485	2,265
Derivatives	13.1	-	556
Other assets		17,912	8,859
Total current assets		1,111,765	133,500

Non-current assets
Restricted cash	7	2,053	18,810
Trade receivables	8	9,801	5,235
Related parties	9	-	1,598
Derivatives	13.1	-	663
Other assets		17,267	10,380
Property and equipment	11	139,320	65,763
Investment in associate	10	45,634	-
Right-of-use assets	13.2.2	274,275	-
Intangible assets	12	1,312,338	682,469
Total non-current assets		1,800,688	784,918

Total assets		2,912,453	918,418
Liabilities
Current liabilities
Trade payables		17,628	8,104
Loans and financing	13.2.1	53,607	26,800
Derivatives	13.2	757	-
Lease liabilities	13.2.2	22,693	-
Accounts payable to selling shareholders	13.2.3	131,883	88,868
Advances from customers		36,860	13,737
Labor and social obligations		46,770	31,973
Taxes payable		19,442	6,468
Income taxes payable		3,213	282
Dividends payable		-	4,107
Other liabilities		376	1,993
Total current liabilities		333,229	182,332

Non-current liabilities
Loans and financing	13.2.1	6,750	51,029
Lease liabilities	13.2.2	261,822	-
Accounts payable to selling shareholders	13.2.3	168,354	88,862
Taxes payable		21,304	150
Provision for legal proceedings	23	5,269	3,465
Other liabilities		1,999	2,226
Total non-current liabilities		465,498	145,732
Total liabilities		798,727	328,064

Equity
Share capital	17	17	315,000
Additional paid-in capital		1,931,047	125,014
Share-based compensation reserve		18,114	2,161
Earnings reserves		115,916	59,807
Equity attributable to equity holders of the parent		2,065,094	501,982
Non-controlling interests		48,632	88,372
Total equity		2,113,726	590,354
Total liabilities and equity		2,912,453	918,418

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except earnings per share)

	Notes	2019	2018	2017

Net revenue	19	750,630	333,935	216,008
Cost of services	20	(308,853)	(168,052)	(124,065)
Gross profit		441,777	165,883	91,943

General and administrative expenses	20	(239,120)	(70,034)	(45,355)
Other income, net		2,594	599	2,755

Operating income		205,251	96,448	49,343

Finance income	21	51,689	10,428	5,222
Finance expenses	21	(72,365)	(8,154)	(3,586)
Finance result		(20,676)	2,274	1,636

Share of income of associate	10	2,362	-	-

Income before income taxes		186,937	98,722	50,979

Income taxes expense	22	(14,175)	(3,988)	(2,500)

Net income		172,762	94,734	48,479

Other comprehensive income		-	-	-
Total comprehensive income		172,762	94,734	48,479

Income attributable to
Equity holders of the parent		153,916	86,353	45,393
Non-controlling interests		18,846	8,381	3,086
		172,762	94,734	48,479
Basic earnings per share
Per common share	18	2.03	1.84	1.41
Diluted earnings per share
Per common share	18	2.02	1.81	1.41

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2017	66,485	(63,588)	-	636	7,966	-	11,499	71	11,570
Net income	-	-	-	-	-	45,393	45,393	3,086	48,479
Total comprehensive income	-	-	-	-	-	45,393	45,393	3,086	48,479
Legal reserve	-	-	-	2,269	-	(2,269)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(10,781)	(10,781)	(2,506)	(13,287)
Earnings retention	-	-	-	-	32,343	(32,343)	-	-	-
Balances at December 31, 2017	66,485	(63,588)	-	2,905	40,309	-	46,111	651	46,762

Net income	-	-	-	-	-	86,353	86,353	8,381	94,734
Total comprehensive income	-	-	-	-	-	86,353	86,353	8,381	94,734
Capital increase with cash	156,304	-	-	-	-	-	156,304	-	156,304
Capital increase with reserves	80,541	-	-	-	(40,312)	(40,229)	-	-	-
Capital increase with contribution of IPTAN and IESVAP	11,670	188,602	-	-	-	-	200,272	-	200,272
Dividends cancelled	-	-	-	-	-	10,781	10,781	-	10,781
Share-based compensation	-	-	2,161	-	-	-	2,161	-	2,161
Legal reserve	-	-	-	4,318	-	(4,318)	-	-	-
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	(5,845)	(5,845)
Non controling interests arising on business combination	-	-	-	-	-	-	-	85,185	85,185
Earnings retention	-	-		-	52,587	(52,587)	-	-	-
Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354

Net income	-	-	-	-	-	153,916	153,916	18,846	172,762
Total comprehensive income	-	-	-	-	-	153,916	153,916	18,846	172,762
Capital increase with cash	150,000	-	-	-	-	-	150,000	-	150,000
Capital increase from shares contribution of shareholders	48,768	36,358	-	-	-	-	85,126	(44,774)	40,352
Capital increase from the corporate reorganization	122,062	137,051	-	-	-	-	259,113	-	259,113
Share-based compensation	1	17,627	18,114	-	-	-	35,742	-	35,742
Allocation to additional paid-in capital	-	33,001	-	-	(33,001)	-	-	-	-
Dividends declared	-	-	-	-	-	(38,000)	(38,000)	(13,812)	(51,812)
Dividends cancelled	-	-	-	-	4,107	-	4,107	-	4,107
Corporate reorganization	(635,830)	668,904	(2,161)	(7,223)	(23,690)	-	-	-	-
Issuance of common shares in initial public offering	16	992,762	-	-	-	-	992,778	-	992,778
Shares issuance cost	-	(79,670)	-	-	-	-	(79,670)	-	(79,670)
Balances at December 31, 2019	17	1,931,047	18,114	-	-	115,916	2,065,094	48,632	2,113,726

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais)	2019	2018	2017

Operating activities
Income before income taxes	186,937	98,722	50,979
Adjustments to reconcile income before income taxes
Depreciation and amortization	73,152	9,078	4,023
Disposals of property and equipment	78	-	-
Allowance for doubtful accounts	15,040	7,714	2,914
Share-based compensation expense	18,114	2,161	-
Net foreign exchange differences	(13,321)	2,697	-
Net loss (gain) on derivatives	1,780	(1,219)	-
Accrued interest	24,002	1,856	20
Accrued lease interest	31,469	-	-
Share of income of associate	(2,362)	-	-
Provision for legal proceedings	(2,568)	(344)	-
Others	-	(11)	(638)
Changes in assets and liabilities
Trade receivables	(35,556)	(28,198)	(9,789)
Inventories	(236)	(593)	(140)
Recoverable taxes	(3,940)	(63)	(679)
Other assets	(7,403)	(3,304)	(314)
Trade payables	3,029	(1,528)	(2,377)
Taxes payables	4,940	(3,797)	(2,314)
Advances from customers	19,324	2,073	(1,594)
Labor and social obligations	6,124	(3,019)	5,872
Other liabilities	(10,881)	1,990	(3,323)
	307,722	84,215	42,640
Income taxes paid	(8,506)	(3,897)	(2,723)
Net cash flows from operating activities	299,216	80,318	39,917

Investing activities
Acquisition of property and equipment	(56,964)	(18,634)	(16,778)
Acquisition of intangibles assets	(64,745)	(3,053)	(4,288)
Acquisition of subsidiaries, net of cash acquired	(241,568)	(221,298)	-
Related parties	1,598	(594)	(1,004)
Restricted cash	7,530	(18,810)	-
Net cash flows used in investing activities	(354,149)	(262,389)	(22,070)
Financing activities
Payments of loans and financing	(75,093)	(6,492)	(1,135)
Proceeds from loans and financing	7,383	74,980	-
Payments of lease liabilities	(39,779)	-	-
Related parties loans	-	(106)	(484)
Capital increase	167,628	156,304	-
Dividends paid	(51,812)	(5,845)	(2,506)
Proceeds from initial public offering	992,778	-	-
Share issuance costs	(79,670)	-	-
Net cash flows from (used in) financing activities	921,435	218,841	(4,125)
Net foreign exchange differences	14,447	-	-
Net increase in cash and cash equivalents	880,949	36,770	13,722
Cash and cash equivalents at the beginning of the year	62,260	25,490	11,768
Cash and cash equivalents at the end of the year	943,209	62,260	25,490

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1       Corporate information

Afya Limited (“Afya” or “Afya Limited”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

Until the contribution of Afya Brazil shares to Afya Limited, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education institutions located in nine Brazilian states forming a large educational group in the country, with emphasis on offering undergraduate and graduate courses related to medicine and health sciences and comprises the development and sale of electronically distributed educational courses on medicine science and related printed and technological educational content.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

On July 7, 2019, each of the Afya Brazil´s shareholders had agreed to contribute their respective shares on the Company to Afya Limited, exchanging one common share as 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share.

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the proceeds received as a result of the IPO of US$ 263,888 thousand (or R$ 992,778). The net proceeds from the IPO were US$ 242,711 thousand (or R$ 913,108), after deducting US$ 15,833 thousand (or R$ 59,566) in underwriting discounts and commissions and other offering expenses totaled US$ 5,344 thousand (or R$ 20,104). The share issuance costs totaled R$ 79,670.

At the date of authorization for issue of these consolidated financial statements, Afya Limited transferred US$ 251,800 thousand (or R$ 961,438) of the net proceeds from the Cayman Islands to bank accounts in Brazil. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais.

Acquisitions

(i) On April 3, 2019, Afya Brazil acquired control of Instituto Educacional Santo Agostinho S.A. (“FASA”), through the acquisition of 90% of the Company´s shares, a post-secondary education institution and offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs.

(ii) On May 9, 2019, Afya Brazil acquired control of Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”), through the acquisition of 100% of IPEMED´s shares, a post-secondary education. The acquisition of IPEMED is in line with the Company’s strategy to focus on medical education, including post-graduate medical education.

(iii) On August 13, 2019, Afya Brazil acquired control of IPEC - Instituto Paraense de Educação e Cultura Ltda. (“IPEC”), through the acquisition of 100% of IPEC’s shares, previously a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine. On September 26, 2019, IPEC became operational in line with Company’s strategy focusing on medical education. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

2       Significant accounting policies

2.1 Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The corporate reorganization described in Note 1, occurred on July 7, 2019, was accounted for as a reorganization of entities under common control whereby Afya Limited was created as a holding company of Afya Brazil. As a result, the assets and liabilities of Afya Brazil is carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of the Company. Accordingly, these consolidated financial statements reflect: (i) the historical operating results of Afya Brazil prior to the reorganization; (ii) the consolidated results of the Company and Afya Brazil following the reorganization; (iii) the assets and liabilities of Afya Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These consolidated financial statements as of and for the year ended December 31, 2019 were authorized for issue by the Board of Directors on March 26, 2020.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis of consolidation

The table below list the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	2019	2018	2017
Afya Participações S.A (Afya Brazil)	Holding	Nova Lima – MG	Subsidiary	100%	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - ITPAC Porto Nacional	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - ITPAC Araguaina	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%	100%
União Educacional do Vale do Aço S.A. – UNIVAÇO	Undergraduate programs	Ipatinga – MG	Subsidiary	100%	76%	76%
IPTAN - Instituto de Ensino Superior Presidente Trancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei – MG	Subsidiary	100%	100%	-
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba – PI	Subsidiary	80%	80%	-
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá – MG	Subsidiary	60%	60%	-
Instituto de Ensino Superior do Piauí S.A. (”IESP”) *	Undergraduate and graduate degree programs	Teresina – PI	Subsidiary	100%	80%	-
RD Administração e Participações Ltda.	Holding	Pato Branco – PR	Subsidiary	100%	100%	-
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco – PR	Subsidiary	100%	100%	-
CBB Web Serviços e Transmissões Online S.A. (“CBBW”) **	Medical education courses and online platform	São Paulo- SP	Subsidiary	100%	-	-
Medcel Editora e Eventos S.A. (“Medcel”) **	Medical education content	São Paulo- SP	Subsidiary	100%	-	-
Instituto Educacional Santo Agostinho S.A. (“FASA”) **	Undergraduate and graduate degree programs	Montes Claros – MG	Subsidiary	100%	-	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”) **	Post-graduate	Belo Horizonte – MG	Subsidiary	100%	-	-
Instituto Paraense de Educação e Cultura Ltda. (IPEC) ***	Undergraduate and graduate degree programs	Marabá – PA	Subsidiary	100%	-	-
União Educacional do Planalto Central S.A. (“UEPC”) ****	Undergraduate and graduate degree programs	Brasília – DF	Associate	30%	-	-

*              See Note 17 for further details on the acquisition of minority interest during 2019.

**             See Note 5 for further details on the business combinations during 2019.

***            See Note 12 for further details on the acquisition of assets related to licenses with indefinite useful life in 2019.

****           See Note 10 for further details on the acquisition of associate.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

2.3 Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, except for the application of the new accounting pronouncements as of January 1, 2019, as described in the note 2.4 Changes in accounting policies and disclosures.

The accounting policies have been consistently applied to all consolidated companies.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non current classification. An asset is current when it is:

•       Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•       Held primarily for the purpose of trading;

•       Expected to be realized within twelve months after the reporting period; or

•       Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•       It is expected to be settled in the normal operating cycle;

•       It is held primarily for the purpose of trading;

•       It is due to be settled within twelve months after the reporting period; or

•       There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

c) Fair value measurement

The Company measures derivative financial instruments at fair value at each balance sheet date as disclosed in Note 13.3.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•       Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•       Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•       Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

d) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)    Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI (Other Comprehensive Income), it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss. There is no financial assets designated as fair value through OCI.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions – Note 3

• Trade receivables – Note 8

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and  the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

ii)   Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e) Derivative financial instruments

The Company has derivative financial instruments related to cross-currency interest rate swaps in connection with a loan denominated in Euros. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result in the statement of income.

f) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

g) Restricted cash

Restricted cash in the statement of financial position comprise of financial investments in investment funds that serve as collateral for loan agreements and other commitments.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

h) Inventories

Inventories are valued at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred in the purchase of inventories and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

i) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Laboratories and clinics	10 years
Leasehold improvements	5 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

j) Leases

Prior to the adoption of IFRS 16, the determination of whether an arrangement is (or contains) a lease was based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

A lease was classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company was classified as a finance lease.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

An operating lease is a lease other than a finance lease. The Company did not have leases classified as s finance lease. Operating lease payments were recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

As from January 1, 2019, the determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the contract. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

k) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

l) Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years, considering the companies activities and maturation period of its graduate and undergraduate courses. A long-term growth rate is calculated and applied to project future cash flows after the last projected year.

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company has defined each of its operating subsidiaries as a CGU.

Impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

m) Investments

Investments in associates are initially recognized at consideration transferred and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

n) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

o) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

p) Dividends payable

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law (applicable for Afya Brazil) and the Company’s By-Laws or is approved by the shareholders. A corresponding amount is recognized directly in equity.

q) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

r) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in general and administrative expenses, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of income.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

s) Revenue from contracts with customers

Tuition fees and other revenue

The Company's revenue consists primarily of tuition fees charged for medical courses and other courses. The Company also generates revenue from tuition fees for other undergraduate courses, student fees and certain education-related activities.

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership have been transferred to the customer and the collection of the consideration is probable, net of the corresponding discounts, return and taxes, and there is no continuing management involvement with the tuition fees charged for medical courses and other courses, tuition fees for other undergraduate courses, student fees and certain education-related activities  and the amount of revenue can be measured reliably.

Upon the adoption of IFRS 15 on January 1, 2018, revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue from tuitions are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Printed books and e-books revenue transferred at point in time

Revenue from sale of printed books and e-books is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods at the customer’s location. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the printed books and e-books, the Company considers the effects of variable consideration, financing component, noncash consideration, and consideration payable to the customer to be not significant.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assesses collectability on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments – initial recognition and subsequent measurement.

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition received from students and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

t) Taxes

The Company’s subsidiaries joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low income students, and benefits from the exemption of the following federal taxes:

•            Income taxes and social contribution

•            PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied, for the first time on January 1, 2019, IFRS 16 Leases. The nature and effect of these changes are disclosed below.

Other amendments and interpretations were applied for the first time in 2019, but did not have a significant impact on the consolidated financial statements of the Company.

IFRS 16 - Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption of IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use-assets	R$ 212,360

Liabilities	R$ 212,360
Lease liabilities

Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Company.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for the leases were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

  Used an incremental borrowing rate, according to the characteristics for each lease;

  Relied on its assessment of whether leases are onerous immediately before the date of initial application;

  Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

  Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

  Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	520,795
Weighted average incremental borrowing rate as at January 1, 2019	11.63%
Discounted operating lease commitments at January 1, 2019	212,530
Less:
Commitments relating to leases of short-term and low-value assets	(170)
Lease liabilities as at January 1, 2019	212,360

IFRIC 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•       Whether an entity considers uncertain tax treatments separately

•       The assumptions an entity makes about the examination of tax treatments by taxation authorities

•       How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•       How an entity considers changes in facts and circumstances

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed. The Company applied the interpretation and did not have significant impact on the consolidated financial statements.

IAS 12 - Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners.

Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

3       Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•        Capital management – Note 15

•        Financial instruments risk management objectives and policies – Note 13.4

•        Sensitivity analyses disclosures – Note 13.4.1

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Identification and fair-value measurement of assets and liabilities acquired in a business combination

Business combinations are accounted for using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The Company, as the acquirer, must classify or designate the identifiable assets and liabilities assumed on the basis of its own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Such assessment requires judgments from the Company on the methods used to determine the fair value of the assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 12.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. As disclosed on Note 16 (b) the Company had stock plans that were fully exercised on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil and Guardaya plans, respectively. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16 (b).

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

4       Segment information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

•       Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

•       Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

The following table presents assets and liabilities information for the Company's operating segments as of December 31, 2019:

	Business Unit 1	Business Unit 2	Total reportable segments	Elimination (inter-segment transactions) **	Total
As of December 31, 2019
Total assets	2,714,161	199,285	2,913,446	(993)	2,912,453
Current assets	1,026,857	85,901	1,112,758	(993)	1,111,765
Non-current assets	1,687,304	113,384	1,800,688	-	1,800,688

Total liabilities and equity	2,714,161	199,285	2,913,446	(993)	2,912,453
Current liabilities	312,303	21,919	334,222	(993)	333,229
Non-current liabilities	360,005	105,493	465,498	-	465,498
Equity	2,041,853	71,873	2,113,726	-	2,113,726

	Unit 1	Unit 2	Total reportable segments	Elimination (inter-segment transactions)	Total
As of December 31, 2019
Other disclosures
Investments in associate	45,634	-	45,634	-	45,634
Capital expenditures (*)	167,427	8,282	175,709	-	175,709

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets, including the acquisition of IPEC licenses in the amount of R$ 108,000 (R$ 54,000 paid and included in the acquisition of intangible assets in the cash flows used in investing activities) as described in Note 12.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company's operating segments for the year ended December 31, 2019:

	Unit 1	Unit 2	Total reportable segments	Adjustments and eliminations **	Total
External costumer	653,760	96,870	750,630	-	750,630
Inter-segment	-	3,880	3,880	(3,880)	-
Net revenue	653,760	100,750	754,510	(3,880)	750,630
Cost of services	(279,066)	(33,667)	(312,733)	3,880	(308,853)
Gross profit	374,694	67,083	441,777	-	441,777
General and administrative expenses					(239,120)
Other income, net					2,594
Operating profit					205,251
Finance income					51,689
Finance expenses					(72,365)
Share of income of associate					2,362
Income before income taxes					186,937
Income taxes expense					(14,175)
Net income					172,762

(**) These eliminations are related to sale transactions from Medcel to other entities in Business Unit 1.

There were no revenues derived from the Business Unit 2 for the year ended December 31, 2018, given such segment has commenced following the business combinations occurred on March 29, 2019.

Seasonality of operations

Business Unit 1's tuition revenues do not have significant fluctuations during the year.

Business Unit 2's sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2's revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

5       Business combinations

5.1 Acquisitions in 2019

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	Guardaya	FASA*	IPEMED**
Assets
Cash and cash and equivalents	1,548	3,834	307
Restrict cash	-	5,561	-
Trade receivables	44,277	1,832	8,965
Inventories	2,581	-	-
Recoverable taxes	280	-	-
Other assets	489	458	3,266
Right-of-use assets	4,556	47,789	8,800
Property and equipment	1,594	22,946	3,676
Investment in associate	24,458	-	-
Intangible assets	59,977	171,511	33,039
	139,760	253,931	58,053

Liabilities
Trade payables	(454)	(1,133)	(4,908)
Loans and financing	(4,076)	(35,419)	(3,592)
Lease liabilities	(4,607)	(47,793)	(8,965)
Labor and social obligations	(1,844)	(5,254)	(1,575)
Taxes payable	(3,571)	(483)	(26,503)
Provision for legal proceedings	(680)	(1,684)	(2,008)
Advances from customers	-	(3,192)	(607)
Other liabilities	(4,709)	(460)	-
	(19,941)	(95,418)	(48,158)
Total identifiable net assets at fair value	119,819	158,513	9,895
Non-controlling interest	-	(15,851)	-
Preliminary goodwill arising on acquisition	139,294	58,903	87,647
Purchase consideration transferred	259,113	201,565	97,542
Cash paid	-	102,330	52,239
Capital contribution	259,113	-	-
Payable in installments	-	99,235	45,303
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(482)	(1,887)	(180)
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	1,548	(98,496)	(51,932)
Net of cash flow on acquisition	1,066	(100,383)	(52,112)

*During the measurement period, the purchase consideration for the acquisition of FASA was adjusted by R$3,022 as a result of purchase price adjustments. Accordingly, goodwill was updated to R$58,903.

** The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of IPEMED and therefore some of these amounts are preliminary. During the measurement period of the assets acquired and liabilities assumed at the fair value, the Company has identified R$1,320 of indemnification assets, related to the acquisition of IPEMED.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Acquisition of Guardaya

In connection with the corporate reorganization, on March 29, 2019, Afya Brazil merged (i) BR Health, a wholly-owned subsidiary of Crescera that controls Guardaya and is one of Afya Brazil's shareholders; and (ii) Guardaya which owns 100% of Medcel Editora and CBB Web, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web shares. In connection with the transaction 15% of UEPC's shares were acquired. Afya Brazil issued 378,696 common shares as a consideration for the interest in BR Health and Guardaya. The fair value of the consideration given was R$ 259,113. This transaction was strategic to the Company and was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$ 482 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill recognized is primarily attributed to the expected synergies and other benefits arising from the transaction. The goodwill is not expected to be deductible for income tax purposes.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimate of the cost of replacing the asset with a new one (acquisition or reconstruction), adjusted to reflect the losses of value resulting from the physical deterioration and the economic functional obsolescence of the asset.

From the date of acquisition, this business combination has contributed R$ 40,554 of net revenue and R$ 5,786 as income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 75,238 and income before income taxes for 2019 would have been R$ 21,924.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Acquisition of FASA

On April 3, 2019, Afya Brazil acquired control of FASA, through the acquisition of 90% of its shares. The purchase price of R$ 201,565 is comprised by: i) R$ 102,330 paid in cash on the acquisition date; ii) R$ 39,695 payable in April 2020; iii) R$ 29,770 payable in April 2021; and iv) R$ 29,770 payable in April 2022, adjusted by the IPCA rate + 4.1% per year. This transaction was strategic to the Company and was accounted for under IFRS 3 – Business Combinations. There is no contingent consideration associated with the acquisition of FASA.

Transaction costs to date amount to R$ 1,887 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of acquisition, FASA has contributed R$ 69,996 of net revenue and R$ 16,501 of income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 90,063 and income before income taxes for 2019 would have been R$ 16,872.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

(c) Acquisition of IPEMED

On May 9, 2019, Afya Brazil acquired control of IPEMED, through the acquisition of 100% of its shares. IPEMED is a post-secondary education institution with campuses located in the states of Bahia, Minas Gerais, Rio de Janeiro, São Paulo and in the Distrito Federal. It focuses on medical graduate programs. The purchase price was R$ 97,542, being: i) R$ 25,000 paid in cash as advance through April 2019; ii) R$ 27,239 paid in cash on the acquisition date; iii) R$45,303 payable in five annual installments due from February 2020 to February 2024 adjusted by the Interbank Certificates of Deposit ("CDI") rate. This transaction was strategic to the Company and was accounted for under IFRS 3 – Business Combinations.  There is no contingent consideration associated with the acquisition of IPEMED.

Transaction costs to date amount to R$ 180 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

The acquisition was completed recently and the valuation of property and equipment will be finalized at a later date, and the final allocation of the purchase price is dependent on a number of factors, including the final evaluation of the fair values of tangible and intangible assets acquired and liabilities assumed as of the closing date of the transaction.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of- use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the preliminary goodwill recognized is expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination with IPEMED and therefore some of these amounts are preliminary. These amounts may be adjusted as valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief-from-royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. And it is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, IPEMED has contributed R$ 43,244 of net revenue and R$ 10,735 of income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 67,594 and income before income taxes for 2019 would have been R$ 6,808.

5.2 Acquisitions in 2018

The fair value of the identifiable assets and liabilities as of the date of each acquisition were:

	Fair value as of the acquisition date in 2018
	IPTAN	IESVAP	CCSI	IESP	FADEP
Assets
Cash and cash and equivalents	5,414	5,075	-	12,394	653
Trade receivables	3,507	1,197	-	4,189	3,554
Inventories	42	-	-	-	32
Recoverable taxes	96	112	-	385	-
Other assets	3,026	514	-	3,205	4,708
Property and equipment	5,621	1,868	490	6,784	3,928
Intangible assets	75,172	82,071	56,737	216,007	79,286
	92,878	90,837	57,227	242,964	92,161
Liabilities
Trade payables	(77)	(126)	-	(747)	(227)
Loans and financing	-	-	-	-	(2,669)
Labor and social obligations	(2,130)	(917)	-	(10,854)	(2,791)
Taxes payable	(901)	(172)	-	(4,192)	(2,703)
Provision for legal proceedings	(278)	-	-	(1,811)	-
Advances from customers	(379)	(1,225)	-	(1,489)	(321)
Other	(4,324)	(796)	-	-	(139)
	(8,089)	(3,236)	-	(19,093)	(8,850)
Total identifiable net assets at fair value	84,789	87,601	57,227	223,871	83,311
Non-controlling interest	-	(17,520)	(22,891)	(44,774)	-
Goodwill arising on acquisition	17,446	27,956	4,664	69,808	49,661
Purchase consideration transferred	102,235	98,037	39,000	248,905	132,972
Cash paid	-	-	9,200	133,800	80,126
Capital contribution	102,235	98,037	-		-
Payable in installments	-	-	29,800	115,105	52,846
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	-	-	(1,103)	(415)	(1,875)
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	5,414	5,075	(30,908)	(121,406)	(79,473)

(a) Acquisition of IPTAN

On April 26, 2018, the Esteves Family, one of Afya Brazil’s shareholders, contributed 100% of its ownership interest in IPTAN to Afya Brazil. IPTAN is a post-secondary education institution located in the city of São João Del Rei, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. This transaction was strategic to Afya Brazil and was accounted for under IFRS 3 – Business Combinations.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Afya Brazil issued 26,523 Class A preferred shares as consideration for the 100% interest in IPTAN and 80% interest in IESVAP. These Class A preferred shares contain a conversion feature that allows for the conversion to common shares on a ratio of 1 to 17.7. The fair value of the consideration given was R$102,235.

The goodwill of R$ 17,446 includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IPTAN contributed R$27,589 of net revenue and R$7,100 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$40,833 and income before income taxes for 2018 would have been R$12,856.

(b) Acquisition of IESVAP

On April 26, 2018, the Esteves Family, one of Afya Brazil’s shareholders, contributed 80% of its ownership interest in IESVAP to Afya Brazil. IESVAP is a post-secondary education institution located in the city of Parnaíba, in the state of Piauí. It offers on-campus post-secondary undergraduate education courses in medicine, dentistry and law. This transaction was strategic to Afya Brazil and was accounted for under IFRS 3 – Business Combinations.

Afya Brazil issued 26,523 Class A preferred shares as consideration for the 100% interest in IPTAN and 80% interest in IESVAP. These Class A preferred shares contain a conversion feature that allows for the conversion to common shares on a ratio of 1 to 17.7. The fair value of the consideration given was R$98,037.

The Company has elected to measure the non-controlling interest at the proportionate share of the acquiree’s identifiable net assets.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The goodwill of R$27,956 includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IESVAP contributed R$21,789 of net revenue and R$12,433 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$31,308 and income before income taxes for 2018 would have been R$18,734.

(c) Acquisition of CCSI

On May 30, 2018, Afya Brazil acquired control of CCSI, through the acquisition of 60% of CCSI. CCSI is a post-secondary education institution located in the city of Itajubá, in the state of Minas Gerais. It offers on-campus post-secondary undergraduate courses in medicine. This acquisition was strategic to Afya Brazil.

The purchase consideration transferred amounted to R$39,000, comprised by R$9,200 paid in cash on the acquisition date, and R$29,800 through several monthly installments due until May 2019, which is adjusted by the IGP-M rate.

The Company has elected to measure the non-controlling interest at the proportionate share of the acquiree’s identifiable net assets.

The goodwill of R$4,664 includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

Transaction costs of R$1,103 were expensed and are included in general and administrative expenses in the consolidated statement of income.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible asset acquired	Valuation technique
License

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

From the date of the acquisition, CCSI contributed R$19,176 of net revenue and R$2,653 of income before income taxes to the Company. CCSI did not have information available prior to the acquisition date to estimate the amounts of net revenue and income before income taxes if the combination had taken place at the beginning of 2018.

(d) Acquisition of IESP

On November 27, 2018, Afya Brazil acquired control of IESP, through the acquisition of 80.0% of IESP. IESP is a post-secondary education institution located in the city of Teresina, in the state of Piauí. It offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs. This acquisition was strategic to Afya Brazil.

The purchase consideration transferred amounted to R$248,905, comprised by a cash consideration and deferred payments as follows: i) R$129,800 paid in cash on acquisition date ; ii) R$4,000 paid in December 2018; iii) R$8,906 paid in February 2019; and R$106,200 payable in three equal installments of R$35,400 due on November 27, 2019, November 27, 2020 and November 27, 2021, adjusted by the CDI rate.

The Company has elected to measure the non-controlling interest at the proportionate share of the acquiree’s identifiable net assets.

Transaction costs of R$415 were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill of R$69,808 includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, IESP contributed R$8,856 of net revenue and R$1,990 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$105,437 and income before income taxes for 2018 would have been R$38,892.

(e) Acquisition of FADEP

On December 5, 2018, Afya Brazil acquired control of FADEP, through the acquisition of 100% of RD Administração e Participação Ltda, which has a 89% interest in FADEP and Afya Brazil also acquired 11% interest in FADEP from the selling shareholder. FADEP is a post-secondary education institution located in the city of Pato Branco, in the state of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The acquisition of FADEP represented an opportunity for Afya Brazil to achieve greater scale and to expand its operations to the southern region of Brazil.

The purchase consideration transferred amounted to R$132,972, comprised by R$80,126 paid in cash on the acquisition date; and R$ 52,846 payable in three equal installments of R$ 17,615.5 payable semiannually from the acquisition date and adjusted by the SELIC rate.

Transaction costs of R$ 1,875 were expensed and are included in general and administrative expenses in the consolidated statement of income.

The goodwill of R$ 49,661 includes the value of expected synergies arising from the acquisition, which is not separately recognized. None of the goodwill recognized is expected to be deductible for income taxes purposes.

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With and without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Customer relationships

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

From the date of the acquisition, FADEP contributed R$4,681 of net revenue and R$2,488 of income before income taxes to the Company. If the combination had taken place at the beginning of 2018, net revenue for 2018 would have been R$36,279 and income before income taxes for 2018 would have been R$12,706.

6       Cash and cash equivalents

	2019	2018

Cash and bank deposits	13,092	4,560
Cash equivalents (a)	930,117	57,700
	943,209	62,260

Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions. As of December 31, 2019, the average interest on these CDB are equivalent to 99.22% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2018: 99.28%). These funds are available for immediate use and have insignificant risk of changes in value.

7       Restricted cash

As of December 31, 2019, the restricted cash of R$16,841 (December 31, 2018: R$ 18,810) corresponds to financial investments in investment funds managed by highly rated financial institutions that serve as collateral for the loan agreements and other commitments. In accordance with the contractual terms, the Company is not allowed to withdraw any amounts until a integral payment of the loan (see Note 13.2.1).

As of December 31, 2019, the average interest on these funds are equivalent to 96.96% (December 31, 2018: 98.22%) of the CDI.

	2019	2018
Collateral for loan in Euros with Banco Itaú	14,788	18,810
Other	2,053	-
Total	16,841	18,810
Current assets	14,788	-
Non-current assets	2,053	18,810

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

8       Trade receivables

	2019	2018

Tuition fees	86,798	57,548
Proeducar	1,884	1,882
FIES	17,789	4,576
Others	6,378	7,211
Educational content (a)	37,154	-
	150,003	71,217
(-) Allowance for doubtful accounts	(14,763)	(7,537)
	135,240	63,680
Current	125,439	58,445
Non-current	9,801	5,235

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel Editora and CBB Web, following the corporate reorganization on March 29, 2019.

As of December 31, 2019 and 2018, the aging of trade receivables was as follows:

	2019	2018

Neither past due nor impaired	71,095	18,194
Past due
1 to 30 days	15,042	14,433
31 to 90 days	27,221	18,413
91 to 180 days	20,543	15,394
More than 180 days	16,102	4,783
	150,003	71,217

The changes in the allowance for doubtful accounts for the years ended December 31, 2019, 2018 and 2017, was as follows:

	2019	2018	2017

Balance at the beginning of the year	(7,537)	(3,794)	(1,100)
Additions	(15,040)	(7,714)	(2,914)
Write-offs	7,814	3,971	220
Balance at the end of the year	(14,763)	(7,537)	(3,794)

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

9       Related parties

The table below summarizes the balances and transactions with related parties:

	2019	2018
Assets
Trade receivables (a)	557	-
Credits with shareholders (b)	-	1,598
	557	1,598
Current	557	-
Non-current	-	1,598

Other income	2019	2018	2017
IESVAP (c)	-	252	543
IPTAN (c)	-	882	2,097
UEPC (a)	557	-	-
	557	1,134	2,640
Lease
RVL Esteves Gestão Imobiliária S.A.	10,417	9,655	9,264
UNIVAÇO Patrimonial Ltda.	2,816	2,625	2,549
IESVAP Patrimonial Ltda.	2,609	1,274	-
	15,842	13,554	11,813

(a)    Refers to sales of educational content from Medcel to UEPC recorded in trade receivables

(b)    Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services. These amounts have been paid in 2019.

(c)    Refers to share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP for the periods prior to their acquisition on April 26, 2018 recorded in the consolidated statements of income.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agrements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019 the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years, and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC, a subsidiary of Afya Brazil, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus currently under construction by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) after June 2020 and until March 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years counted from the conclusion of the construction works, and may be renewable for an additional 20 years subject to the provisions of the lease agreement.

The lease payments in connection with the lease agreements with RVL totaled R$10,417 in the year ended December 31, 2019. In the years ended December 31, 2018 and 2017, the lease expenses in connection with the lease agreements with RVL totaled R$9,655 and R$9,264, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$2,816 in the year ended December 31, 2019. In the years ended December 31, 2018 and 2017, the lease expenses in connection with this lease agreement totaled R$2,625 and R$2,549, respectively.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during the prior fiscal year. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$2,609 in the year ended December 31, 2019. In the year ended December 31, 2018, the lease expenses in connection with this lease agreement totaled R$1,274.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2019	2018	2017

Short-term employee benefits	4,947	2,681	2,103
Share-based compensation plans	13,893	2,161	-
	18,840	4,842	2,103

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 16 (b).

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

10       Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger with BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

December 31, 2019

Current assets	26,762
Non-current assets	77,031
Current liabilities	(29,328)
Non-current liabilities	(66,294)
Equity	8,171
Company’s share in equity – 30%	2,451
Goodwill	43,183
Carrying amount of the investment	45,634

Net revenue	85,816
Cost of services	(39,459)
General and administrative expenses	(29,476)
Finance result	(4,121)
Income before income taxes	12,760
Income taxes expenses	(2,275)
Net income for the period (March 29 to December 31, 2019)	10,485
Company’s share of profit from March 29 to June 18, 2019 (15%)	780
Company’s share of profit from June 19 to December 31, 2019 (30%)	1,582
Company’s share of profit for the period (March 29 to December 31, 2019)	2,362

December 31, 2019
Opening balance	-
Acquisition of minority interest (15%) in March 2019	24,458
Acquisition of additional minority interest (15%) in June 2019	24,457
Dividends receivable (included in Other assets)	(5,643)
Share of profit from March 29 to December 31, 2019	2,362
Closing balance	45,634

The Company tests at least annually the recoverability of the carrying amount of goodwill and there was no impairment for this goodwill.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

11       Property and equipment

Cost	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of January 1, 2017	13,384	-	111	6,267	4,643	8,737	-	745	1,187	35,074
Additions	6,767	-	9	2,090	1,857	1,279	-	6,356	-	18,358
Disposals	(16)	-	-	-	(6)	-	-	(7)	-	(29)
As of December 31, 2017	20,135	-	120	8,357	6,494	10,016	-	7,094	1,187	53,403
Additions	3,226	2,770	-	1,023	1,728	949	-	1,940	7,918	19,554
Transfers	-	-	-	-	-	-	-	2,271	(2,271)	-
Business combinations	7,142	-	62	2,517	2,021	1,873	597	577	3,902	18,691
As of December 31, 2018	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	9,838	4,235	422	6,976	4,241	1,205	34	4,488	25,525	56,964
Disposals	-	-	-	-	(525)	-	-	-	-	(525)
Business combinations	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of December 31, 2019	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303

Depreciation
As of January 1, 2017	(6,464)	-	(14)	(2,884)	(2,994)	(5,258)	-	(3)	-	(17,617)
Depreciation	(1,352)	-	(35)	(565)	(482)	(754)	-	(136)	-	(3,324)
Disposals	6	-	-	-	4	-	-	3	-	13
As of December 31, 2017	(7,810)	-	(49)	(3,449)	(3,472)	(6,012)	-	(136)	-	(20,928)
Depreciation	(1,886)	-	(10)	(812)	(1,017)	(1,003)	(27)	(202)	-	(4,957)
As of December 31, 2018	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	(4,097)	-	-	(1,629)	(2,495)	(1,648)	(359)	(1,317)	-	(11,545)
Disposals	-	-	-	-	447	-	-	-	-	447
As of December 31, 2019	(13,793)	-	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	-	(36,983)

Net book value
As of December 31, 2019	30,536	7,005	648	15,548	9,457	9,476	663	29,256	36,731	139,320
As of December 31, 2018	20,807	2,770	123	7,636	5,754	5,823	570	11,544	10,736	65,763

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2019, 2018 and 2017.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

12       Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Educational platform and software in progress	Total

Cost
As of January 1, 2017	-	-	-	-	2,345	-	-	2,345
Additions	-	-	-	-	4,288	-	-	4,288
As of December 31, 2017	-	-	-	-	6,633	-	-	6,633
Additions	-	-	-	-	1,301	-	1,752	3,053
Business combinations	169,535	445,616	-	63,303	354	-	-	678,808
As of December 31, 2018	169,535	445,616	-	63,303	8,288	-	1,752	688,494
Additions (i) (ii)	4,030	108,000	-	-	1,101	-	9,644	122,775
Business combinations	285,844	150,156	32,111	62,110	-	17,305	2,845	550,371
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	14,241	1,361,640

Amortization
As of January 1, 2017	-	-	-	-	(1,205)	-	-	(1,205)
Amortization	-	-	-	-	(699)	-	-	(699)
As of December 31, 2017	-	-	-	-	(1,904)	-	-	(1,904)
Amortization	-	-	-	(2,945)	(1,176)	-	-	(4,121)
As of December 31, 2018	-	-	-	(2,945)	(3,080)	-	-	(6,025)
Amortization	-	-	(1,150)	(34,927)	(1,456)	(4,876)	(868)	(43,277)
As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	(868)	(49,302)
Net book value
As of December 31, 2019	459,409	703,772	30,961	87,541	4,853	12,429	13,373	1,312,338
As of December 31, 2018	169,535	445,616	-	60,358	5,208	-	1,752	682,469

(i) The amount of R$4,030 added to goodwill relates to adjustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

(ii) On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC for the acquisition of 100% of IPEC. IPEC was a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará, that commenced its operation in September 2019. Prior to the acquisition date, IPEC has no significant assets and liabilities. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate.

Licenses with indefinite useful life include intangible assets acquired through business combinations. The licenses for medicine and other courses granted by the Ministry of Education (“MEC”) to the companies acquired have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives acquired through business combinations are allocated to CGUs.

The Company performed its annual impairment test on December 31, 2019 and 2018.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

There was no impairment for goodwill and licenses with indefinite useful lives as of December 31, 2019 and 2018.

As a result of the recent acquisitions during 2019 and 2018, the carrying amounts of certain CGUs, which includes the carrying amounts of goodwill and licenses with indefinite useful lives, are approximate to their value in use.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their value in use and the discount rates used for the impairment assessment as of December 31, 2019 and 2018 was:

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU

	2019	2018	2019	2018	2019	2018
IPTAN	17,446	17,446	57,214	57,214	110,224	100,679
IESVAP	27,956	27,956	81,366	81,366	119,129	114,974
CCSI	4,664	4,664	56,737	56,737	68,354	68,691
IESP	73,838	69,808	179,693	179,693	251,364	270,895
FADEP	49,661	49,661	70,606	70,606	133,996	132,865
Medcel and CBBW*	139,294	-	-	-	213,881	-
FASA	58,903	-	150,156	-	227,271	-
IPEMED	87,647	-	-	-	106,924	-
IPEC	-	-	108,000	-	106,964	-

*Refers to Guardaya which owned 100% of Medcel and CBBW that are considered a single CGU.

The main assumptions used by the Company to determine the value in use of the CGUs were:

Student enrollment – refer to the number of students that are currently enrolled in each CGU.

Tuition fees – is the monthly fee charged to students.

Occupancy rate – the occupancy rate of the medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period.

Regulatory capacity – the regulatory capacity is defined by the number of medical schools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.

Faculty – refer to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.

Discount rates: discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is 12.60% in 2019 and a range between 17.82% to 23.60% in 2018.

Significant estimate: impact of possible changes in key assumptions

An increase of 1,000 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2019 (13.6% instead of 12.6%), would have not resulted in the recognition of an impairment of goodwill. The Company also performed sensitivity analysis for other kay assumptios like net revenues, inflation and cost of services. A decrease of 2,000 basis points on estimated net revenues, an increase of 2,000 basis points on estimated costs of services or as increase or decrease of 10,000 basis points on estimated inflation would have not resulted in the recognition of an impairment of goodwill.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets are as follows:

Customer relationships – medicine	6 years
Customer relationships – other courses	4.5 years
Software license	5 years
Education content	3 years
Trademark	19 - 20 years

For the years ended December 31, 2019 and 2018, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

13       Financial assets and financial liabilities

13.1 Financial assets

Financial assets	2019	2018
At amortized cost
Cash and cash equivalents	943,209	62,260
Restricted cash	16,841	18,810
Trade receivables	135,240	63,680
Related parties	-	1,598
Total	1,095,290	146,348
Current	1,083,436	120,705
Non-current	11,854	25,643

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	-	1,219
Total	-	1,219
Current	-	556
Non-current	-	663

Debt instruments at amortized cost include trade receivables and receivables from related parties. Financial assets at amortized cost also include cash and cash equivalents and restricted cash.

Derivatives not designated as hedging instruments reflect the positive change in fair value of cross-currency interest rate swaps that are not designated in hedge relationships, but are intended to mitigate the foreign currency risk for the loan denominated in Euros.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.2 Financial liabilities

Financial liabilities	2019	2018
At amortized cost
Trade payables	17,628	8,104
Loans and financing	60,357	77,829
Lease liabilities	284,515	-
Accounts payable to selling shareholders	300,237	177,730
Advances from customers	36,860	13,737
Total	699,597	277,400
Current	262,671	137,509
Non-current	436,926	139,891

Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	757	-
Total	757	-
Current	757	-
Non-current	-	-

13.2.1 Loans and financing

Financial institution	Currency	Interest rate	Maturity	2019	2018

Itaú Unibanco S.A.	Euro	1.01% p.y.	2020	52,959	77,829
Itaú Unibanco S.A.	Brazilian real	1.22% a 1.26% p.m.	2020	648	-
FINEP	Brazilian real	TJLP p.y.	2027	6,750	-
				60,357	77,829
Current				53,607	26,800
Non-current				6,750	51,029

On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), 2019 and maturity in 2027. The first tranche of R$ 6,734 was drawdown in October 2019 in order to develop the Medical web series. There is no financial covenant related to this agreement. The loan is guaranteed by bank warranty in the amount of R$ 6,734.

On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$74,980 (equivalent to €17,500 thousand). The loan accrues interest at 1.01% per year and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x during 2018 and 2019 and 1.8x in 2020. The Company is in compliance with the financial ratio at December 31, 2019. The loan is guaranteed by financial investments in the amount of R$ 14,788 as of December 31, 2019 (R$18,810 as of December 31, 2018), as disclosed in Note 7.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On November 21, 2018, Afya Brazil entered into cross-currency interest rate swaps in order to mitigate the foreign exchange exposure related to a loan denominated in Euros. The swap agreements are comprised of derivative assets to swap the foreign exchange exposure (Euros to Brazilian real) and derivative liabilities for the interest rate swap (1.01% p.y. to 128% of CDI). The swap agreements have three maturities on November 18, 2019, May 18, 2020 and November 12, 2020. The table below summarizes the notional and fair value amounts of the swap agreements as of December 31, 2019 and 2018.

		Fair value
Cross-currency interest rate swap agreements	Principal amount (notional)	2019	2018

Asset position: Euros + 1.01% p.y.	49,165	53,045	78,813
Liability position: 128% of CDI	(49,165)	(53,802)	(77,594)
Net position – assets (liabilities)	-	(757)	1,219
Current assets (liabilities)		(757)	556
Noncurrent assets (liabilities)		-	663

13.2.2 Leases

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The Company has lease contracts for properties. The maturity of the lease contracts generally have lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019	212,360	212,360
Additions	19,100	19,100
Business combinations	61,145	61,365
Depreciation expense	(18,330)	-
Interest expense	-	31,469
Payments of lease liabilities	-	(39,779)
As at December 31, 2019	274,275	284,515
Current	-	22,693
Non-current	274,275	261,822

The Company recognized lease expense from short-term leases and low-value assets of R$ 4,494 for the year ended December 31, 2019.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.3 Accounts payable to selling shareholders

	2019	2018

Acquisition of CCSI (a)	-	8,990
Acquisition of IESP (b)	75,450	115,656
Acquisition of FADEP (c)	18,745	53,084
Acquisition of FASA (d)	105,306	-
Acquisition of IPEMED (e)	45,646	-
Acquisition of IPEC (f)	55,090	-
	300,237	177,730
Current	131,883	88,868
Non-current	168,354	88,862

	2019	2018

Opening balance	177,730	-
Cash flows	(92,688)	-
Acquisition of IPEC	54,000	-
Interest	17,977	1,687
Business combinations	144,538	176,043
Compensation of legal proceedings disbursement	(1,320)	-
Closing balance	300,237	177,730

(a)	On May 30, 2018, Afya Brazil acquired 60% of CCSI and the amount payable is adjusted by the IGP-M inflation rate and was settled in December 2019.

(b)

On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 is payable in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The first installment was paid in November 2019 and the remaining two installments are due by the end of the second and third year from the transaction closing date.

(c)

On December 5, 2018, Afya Brazil acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$17,615, each adjusted by the SELIC rate through the payment date and due semiannually from the transaction closing date. The first installment was paid in June 2019, the second installment was paid in December 2019, and the last installment is due in June 2020.

(d)

On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 is payable in April 2020; R$ 29,770 is payable in April 2021; and R$ 29,770 is payable in April 2022, adjusted by the IPCA rate + 4.1% per year.

(e)

On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(f)

On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.3 Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2019		2018
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	16,841	16,841	18,810	18,810
Trade receivables (non-current)	9,801	9,801	5,235	5,235
Derivatives	-	-	1,219	1,219
Total	26,642	26,642	25,264	25,264

Financial liabilities
Loans and financing	60,357	60,443	77,829	78,813
Lease liabilities	284,515	284,515	-	-
Accounts payable to selling shareholders	300,237	300,237	177,730	177,730
Derivatives	757	757	-	-
Total	645,866	645,952	255,559	256,543

The Company assessed that the fair values of cash and cash equivalents, restricted cash, trade receivables, other assets, trade payables, advances from customers and other liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at December 31, 2019 was assessed to be insignificant.

13.4. Financial instruments risk management objectives and policies

The Company’s principal financial liabilities, other than derivatives, comprise loans and financing, accounts payable to selling shareholders, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables, cash and cash equivalents and financial investments classified as restricted cash that derive directly from its operations. The Company has also entered into derivative transactions to protect its exposure to foreign currency risk.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.4.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2019.

(i)      Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents and financial investments classified as restricted cash with floating interest rates and accounts payable to selling shareholders.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, restricted cash, loans and financing and derivatives and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	Balance as of 12/31/2019	Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	930,117	99.22% CDI	41,529	6,976	(6,976)	13,952	(13,952)
Restricted cash	16,841	96.96% CDI	735	126	(126)	253	(253)
Swap – Liability Position	(49,165)	128% CDI	2,832	(369)	369	(737)	737
Accounts payable to selling shareholders	(75,450)	CDI	3,395	(566)	566	(1,132)	1,132
Accounts payable to selling shareholders	(45,646)	CDI	2,113	(352)	352	(704)	704
Accounts payable to selling shareholders	(55,090)	CDI	2,479	(413)	413	(826)	826
Loans and financing	(6,750)	TJLP p.y.	388	(51)	51	(101)	101
Accounts payable to selling shareholders	(18,745)	SELIC	844	(141)	141	(281)	281
Accounts payable to selling shareholders	(105,306)	IPCA+4.1%	8,856	(790)	790	(1,580)	1,580

(ii)     Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to the loan denominated in Euros in the amount of R$52,959 as of December 31, 2019 (December 31, 2018: R$77,829) and cash and cash equivalents denominated in U.S. dollars in the amount of R$2,529 as of December 31, 2019.

The Company manages its foreign currency risk by entering in cross-currency interest rate swap agreement to mitigate its exposure to the loan denominated in Euros with the same notional amount and loan’s maturities.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the Euro exchange rate (R$4.439 to Euro 1.00) as of December 31, 2019, with all other variables held constant.

	Exposure	+10%	-10%
As of December 31, 2019
Cash and cash equivalents	2,529	253	(253)
Loans and financing	(52,959)	(5,296)	5,296
	(50,430)	(5,043)	5,043

The cross-currency interest rate swaps mitigate the effects of foreign exchange rates on the loan denominated in Euros.

13.4.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 8 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2019 and 2018 is the carrying amounts of its financial assets.

13.4.3 Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	17,628	-	-	-	17,628
Loans and financing	54,507	3,537	2,517	1,926	62,487
Lease liabilities	44,139	81,326	76,013	502,831	704,309
Accounts payable to selling shareholders	137,608	182,535	12,072	-	332,215
Advances from customers	36,860	-	-	-	36,860
Derivatives	757	-	-	-	757
	291,499	267,398	90,602	504,757	1,154,256

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

13.5 Changes In liabilities arising from financing activities

	January 1, 2019	Payments	Addition	Interest	Foreign exchange movement	Business combination	Other	December 31, 2019
Loans and financing	77,829	(75,093)	7,383	6,025	1,126	43,087	-	60,357
Lease liabilities	212,360	(39,779)	19,100	31,469	-	61,365	-	284,515
Dividends payable	4,107	(51,812)	51,812	-	-	-	(4,107)	-
Total	294,296	(166,684)	78,295	37,494	1,126	104,452	(4,107)	344,872

	January 1, 2018	Payments	Addition	Interest	Foreign exchange movement	Business combination	Other	December 31, 2018
Loans and financing	3,823	(6,492)	74,980	2,821	2,697	-	-	77,829
Related parties	106	(106)	-	-	-	-	-	-
Dividends payable	14,888	(5,845)	-	-	-	-	(4,936)	4,107
Total	18,817	(12,443)	74,980	2,821	2,697	-	(4,936)	81,936

	January 1, 2017	Payments	Addition	Interest	Foreign exchange movement	Business combination	Other	December 31, 2017
Loans and financing	4,944	(1,135)	-	-	-	-	14	3,823
Related parties	590	(484)	-	-	-	-	-	106
Dividends payable	4,107	(2,506)	-	-	-	-	13,290	14,888
Total	9,641	(4,125)	-	-	-	-	13,304	18,817

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

14       Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2019 and 2018.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2019
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(757)	-	(757)	-
Assets for which fair values are disclosed
Trade receivable (non-current)	9,801	-	9,801	-
Restricted Cash	16,841	-	16,841	-
Liabilities for which fair values are disclosed
Loans and financing	(60,443)	-	(60,443)	-
Lease liabilities	(284,515)	-	(284,515)	-
Accounts payable to selling shareholders	(300,237)	-	(300,237)	-

December 31, 2018
Assets measured at fair value:
Derivative financial assets
Cross-currency interest rate swaps	1,219	-	1,219	-
Assets for which fair values are disclosed
Trade Receivables (non-current)	5,235	-	5,235	-
Restricted cash	18,810	-	18,810	-
Liabilities for which fair values are disclosed
Loans and financing	(78,813)	-	(78,813)	-
Accounts payable to selling shareholders	(177,730)	-	(177,730)	-

There were no transfers between Level 1 and Level 2 during 2019 and 2018.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

15        Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing less cash and cash equivalents and restricted cash.

	2019	2018

Loans and financing	60,357	77,829
Lease liabilities	284,515	-
Accounts payable to selling shareholders	300,237	177,730
Less: cash and cash equivalents	(943,209)	(62,260)
Less: restricted cash	(16,841)	(18,810)
Net debt	(314,941)	174,489
Total equity	2,113,726	590,354
Total equity and net debt	1,798,785	764,843

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

16       Labor and social obligations

a)      Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$ 6,871, R$ 1,945 and R$1,900 for the years ended December 31, 2019, 2018 and 2017, respectively.

b)      Share-based compensation plans

b.1) Share-based compensation plans exercised in 2019

The fair value of the stock options was estimated at the grant date using the Monte Carlo pricing model for Afya Brazil and Black & Scholes pricing model for the Guardaya’s plan, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted was monetarily adjusted by the CDI rate. The Company accounted for the stock options plan as an equity-settled plan.

The stock options granted in June 2018 had the following vesting periods after the grant date: 10% after 90 days, 15% after 12 months, 25% after 24 months, 25% after 36 months and 25% after 48 months.

The stock options granted in February 2019 had the following vesting periods after the grant date: 10% after 90 days, 15% after 15 months, 25% after 27 months, 25% after 39 months and 25% after 51 months.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The Guardaya’s stock options had the following vesting periods: 10% after 1 year, 15% after 2 years, 25% after 3 years and 50% after 4 years.

The stock options vest immediately at the following liquidity events: (i) an IPO, (ii) changes in the Company’s control group; and (iii) sale of Crescera’s interest on Afya Brazil. On July 18, 2019, Afya Limited completed its IPO and the stock options became vested.

The following table list the inputs to the model used to determine the fair value of the stock options:

	05/15/2018	02/07/2019	03/29/2019*

Weighted average fair value at the measurement date	R$ 366.16	R$ 529.12	R$ 684.22
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	49.5%	45.5%	43.7%
Risk-free interest rate (%)	7.7%	7.6%	7.2%
Expected life of stock options (years)	4.0	4.0	4.0
Weighted average share price	R$254.13	R$ 368.41	R$ 213.35
Model used	Monte Carlo	Monte Carlo	Black & Scholes

*After the corporate reorganization described in Note 1, the options originally granted under the Guardaya’s plan granted on August 10, 2018 were remeasured at fair value and included in Afya Brazil’s plan with no changes to the previous terms and conditions other than the shares subject to such options granted and, consequently, the number of stock and exercise price of the shares as per the share exchange ratio applied on the corporate reorganization.

The stock options became vested immediately as a result of the IPO mentioned in Note 1 and was fully exercised on July 31,2019 at Afya Limited.The share-based compensation expense recognized in general and administrative expenses in the statement of income for the year ended December 31, 2019 related to these stock option plans was R$ 7,074 (R$ 2,161 for the year ended December 31, 2018).

In September 2019, as a result of the IPO mentioned in Note 1, the Company had a capital increase through the issuance of 1,842,428 Class A common shares in the amount of R$ 17,627 related to the exercise of the stock options.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table illustrates the number and movements in stock options during the periods:

	Number of stock options (i) – 2019	Number of stock options (i) – 2018
Outstanding at January 1	1,291,248	-
Granted	293,860	1,434,720
Forfeited	-	-
Addition of Guardaya’s plan	257,320	-
Exercised	(1,842,428)	(143,472)
Expired	-	-
Outstanding at December 31	-	1,291,248

(i)      The number of common shares outstanding from Afya Brazil was retrospectively adjusted in the proportion of 1:28 due to the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya, which did not result in changes on the arrangements of the plans.

b.2) Afya Limited share-based compensation plan

The stock options approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. On September 2, 2019 and September 25, 2019, the Company granted 2,306,214 and 58,000 stock options, respectively. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The exercise price of the stock options granted is monetarily adjusted by the CDI rate. The Company accounts for the stock options plan as an equity-settled plan.

The stock options will vest in five installments of 20% per year, starting on May 1 of the year following the date of execution of the option agreement with each beneficiary.

The share-based compensation expense recognized in general and administrative expenses in the statement of income for the year ended December 31, 2019 was R$ 11,040.

The following table illustrates the number and movements in stock options during the period:

Number of stock options
Outstanding at January 1, 2019	-
Granted	2,364,214
Forfeited	-
Exercised	-
Expired	-
Outstanding at December 31, 2019	2,364,214

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the fair value of the stock options:

September 2019
Strike price at the measurement date	US$ 19.00
Dividend yield (%)	0.0%
Expected volatility (%)	38.9%
Risk-free interest rate (%)	1.4%
Expected life of stock options (years)	5.0
Share price at the measurement date	US$ 21.90
Model used	Binomial
Weighted average fair value at the measurement date	US$ 6.55

17       Equity

a. Share capital

As of December 31, 2019, the Company's share capital was R$ 17, comprised by 89,744,275 shares (31,814,690 class A common shares and 57,929,585 class B common shares).

For further information about the corporate reorganization, see Note 1.

b. Afya Brazil

As of December 31, 2018, Afya Brazil’s share capital was R$ 315,000 (R$ 66,485 as of December 31, 2017) represented by 1,443,541 shares, comprised of 1,411,895 common shares, 26,523 Class A preferred shares and 5,123 Class B preferred shares (1,149,603 common shares as of December 31, 2017).

Common shares were the only class of shares with voting rights.

Class A preferred shares had the following characteristics: (i) do not grant voting rights at the shareholders meetings; (ii) the right to receive an amount, as dividend, per share equal to 17.7 times the amount received per common share; and (iii) were convertible into common shares at the ratio of 1 preferred share for 17.7 common shares in the situations described in the Shareholders Agreement.

Class B preferred shares had no voting rights and had priority in capital reimbursement in case of liquidation of the Company, with no premium. Class B preferred shares were convertible into common shares at the ratio of 1 Class B preferred share for 1 common share, in certain situations.

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the consolidated financial statements reflect the operating results of Afya Brazil prior to the reorganization, including the following equity transactions.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On April 26, 2018, the shareholders approved a capital increases of (i) R$55,000 through the issuance of 124,994 common shares; and (ii) R$ 11,670 through the issuance of 26,523 Class A preferred shares.

On August 31, 2018, the Board of Directors approved a capital increase of R$1,304 through the issuance of 5,123 Class B preferred shares.

On December 4, 2018, the shareholders approved a capital increase of R$99,999 through the issuance of 137,298 common shares.

On December 31, 2018, the shareholders approved a capital increase of R$ 80,541 with earnings reserves and retained earnings without an issuance of new shares.

On March 8, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) a renounce of dividends for the year ended December 31, 2016 of R$4,107; (ii) an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family.

On March 12, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) the change in its legal name to Afya Participações S.A.; (ii) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (iii) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, Afya Brazil issued 378,696 common shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

In June 2019, Afya Brazil’s shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interests, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders of Afya Brazil approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

In addition to the capital increase related to the acquisition of the non-controlling interests of FASA, IESP and Univaço and the interest in UEPC, the Company had an additional paid-in capital of R$ 36,358.

c. Dividends (Afya Brazil)

On March 8, 2019, the shareholders of Afya Brazil approved the cancellation of dividends for the year ended December 31, 2016 of R$4,107.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$ 38,000 to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on the Afya Brazil’s net income for the five months ended May 31, 2019 and were paid on September 26, 2019. Afya and its public shareholders were not entitled to receive such dividends.

18       Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common and preferred shares outstanding during the year.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	2019	2018*	2017*
Numerator
Net income attributable to equity holders of the parent	153,916	86,353	45,393
Denominator
Weighted average number of outstanding shares	75,969,797	46,936,064	32,188,884
Effects of dilution from stock options	221,846	840,700	-
Weighted average number of outstanding shares adjusted for the effect of dilution	76,191,643	47,776,764	32,188,884

Basic earnings per share (R$)	2.03	1.84	1.41
Diluted earnings per share (R$)	2.02	1.81	1.41

* Considers the effects from the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

19       Revenue

The Company’s net revenue is as follows:

	2019	2018	2017

Tuition fees	856,561	385,784	246,601
Other	43,116	4,414	2,204
Deductions
Granted discounts	(43,767)	(11,104)	(4,461)
Early payment discounts	(8,523)	(3,189)	(2,840)
Returns	(7,462)	(1,801)	(1,117)
Taxes	(28,157)	(24,239)	(14,593)
PROUNI	(61,138)	(15,930)	(9,786)
Net revenue from contracts with customers	750,630	333,935	216,008
Timing of revenue recognition of net revenue from contracts with customers
Tuition fees - Transferred over time	713,827	331,045	214,095
Other - Transferred at a point in time	36,803	2,890	1,913

The Company’s revenues from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for the year ended December 31, 2019:

Revenue by Segment

Segments	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	Total

Types of services or goods	653,760	100,750	(3,880)	750,630
Tuition fees	648,957	60,195	-	709,152
Other	4,803	40,555	(3,880)	41,478
Timing of revenue recognition	653,760	100,750	(3,880)	750,630
Transferred over time	648,957	64,870	-	713,827
Transferred at a point in time	4,803	35,880	(3,880)	36,803

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

20       Expenses and cost by nature

	2019	2018	2017

Cost of services	(308,853)	(168,052)	(124,065)
General and administrative expenses	(239,120)	(70,034)	(45,355)
Total	(547,973)	(238,086)	(169,420)

Payroll	(324,252)	(156,623)	(110,281)
Hospital and medical agreements	(16,429)	(10,209)	(9,249)
Depreciation and amortization	(73,152)	(9,078)	(4,023)
Rent	(4,494)	(20,302)	(15,748)
Commercial expenses	(1,363)	(362)	(236)
Utilities	(6,628)	(2,701)	(2,205)
Maintenance	(8,658)	(2,373)	(2,943)
Share-based compensation	(18,114)	(2,161)	-
Tax expenses	(2,696)	(828)	(738)
Pedagogical services	(6,271)	(4,212)	(3,714)
Sales and marketing	(11,603)	(3,532)	(2,154)
Allowance for doubtful accounts	(15,040)	(7,714)	(2,914)
Travel expenses	(7,054)	(1,816)	(1,731)
Consulting fees	(13,060)	(7,245)	(3,591)
Other	(39,159)	(8,930)	(9,893)
Total	(547,973)	(238,086)	(169,420)

21       Finance result

	2019	2018	2017

Income from financial investments	25,965	4,680	2,017
Changes in fair value of derivative instruments	-	1,219	-
Interest received	9,680	4,364	3,174
Foreign exchange differences	13,321	-	-
Other	2,723	165	31
Finance income	51,689	10,428	5,222

Change in fair value of derivative instruments	(1,780)	-
Interest expense	(24,002)	(2,404)	(1,042)
Interest expense on lease liabilities	(31,469)	-	-
Financial discounts granted	(923)	(1,063)	(1,210)
Bank fees	(2,876)	(1,219)	(1,015)
Foreign exchange differences	-	(2,697)	-
IOF taxes (taxes on financial transactions)	(6,801)	(355)	-
Other	(4,514)	(416)	(319)
Finance expenses	(72,365)	(8,154)	(3,586)

Finance result	(20,676)	2,274	1,636

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

22       Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017

Income before income taxes	186,937	98,722	50,979
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(63,559)	(33,565)	(17,333)
Reconciliation adjustments:
Tax effect on income from entities not subject to taxation	(1,265)	-	-
PROUNI - Fiscal Incentive (a)	73,397	30,564	15,905
Unrecognized deferred tax assets	(19,342)	-	-
Presumed profit income tax regime effect (b)	351	-	-
Other	(3,757)	(987)	(1,072)
Income taxes expense – current	(14,175)	(3,988)	(2,500)
Effective rate	7.58%	4.04%	4.90%

(a)    The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b)    Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of December 31, 2019, the Company had unrecognized deferred income tax assets on temporary differences in the amount of R$ 96,627 (tax-basis) (R$ 29,406 (tax-basis) as of December 31, 2018) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

23       Insurance contracts and contingencies

a)   Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b)   Legal proceedings and contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Total

Balance as of January 1, 2017	890	1,421	2,311
Additions	-	2	2
Reversals	(593)	-	(593)
Balances as of December 31, 2017	297	1,423	1,720
Business combinations	2,089	-	2,089
Additions	13	-	13
Reversals	(166)	(191)	(357)
Balances as of December 31, 2018	2,233	1,232	3,465
Business combinations	3,301	1,071	4,372
Additions	737	1,508	2,245
Reversals	(3,770)	(1,043)	(4,813)
Balances as of December 31, 2019	2,501	2,768	5,269

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2019	2018

Labor	3,570	572
Civil	39,135	26,816
Taxes and social security	7,583	391
Total	50,288	27,779

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 804 as of December 31, 2019 (R$ 327 as of December 31, 2018).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 6,690 is presented in non-current other assets.

24       Non-cash transactions

During 2019, 2018 and 2017, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions were (i) business combinations of Guardaya, IPTAN and IESVAP, which are described in Note 5 – Business Combinations; (ii) purchase consideration payable in installments in connection with the acquisitions of FASA, IPEMED, CCSI, IESP and FADEP which are described in Note 13.2.3 – Accounts payable to selling shareholders; and (iii) initial recognition and additions of right-of-use assets and lease liabilities.

25       Subsequent events

a)   FASA spin-off

On January 1, 2020, the Company incorporated ESMC Educação Superior Ltda., or ESMC, and transferred the two FASA campuses located in the State of Minas Gerais, which do not offer medicine courses, to ESMC. This spin-off did not have an impact on the consolidated financial statements.

b)  Acquisition of UniRedentor

On November 1, 2019, Afya Brazil entered into a purchase agreement for the acquisition of 100% of UniRedentor—Sociedade Universitária Redentor ("UniRedentor"). UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. The acquisition will contribute with 112 medical school seats, with a potential 44 additional medical school seats subject to the approval by MEC, and is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition was consummated on January 31, 2020. The purchase price of R$ 225,000 is comprised of: i) R$ 125,000 paid in cash as of January 31, 2020; and ii) R$ 100,000 is payable in five equal installments of R$ 20,000 through May 2024, adjusted by the CDI rate.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company recently concluded the acquisition. Therefore the financial statements do not include this information. Transaction costs to date totaled R$ 1,354. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

c)   Issuance of new Class A common shares

On February 6, 2020, the Company’s share capital was increased by 3,019,928 Class A common shares and the net proceeds received of R$ 345,974 (US$80,183 thousand), after deducting R$ 12,367 (US$ 2,865 thousand) of shares issuance cost from underwriting discounts and commissions and other offering expenses.

Afya transferred R$ 293,195 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase the capital of Afya Brazil. These deposits are invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares. The share capital was increased by US$6,387 thousand (or R$ 29,823 converted by the exchange rate of 4.6693 on March 10, 2020).

d)  Acquisition of Centro Universitário São Lucas

On February 20, 2020, the Company entered into an agreement, through its wholly-owned subsidiary Afya Brazil for the acquisition of 100% of the total share capital of Centro Universitário São Lucas (“UniSL”). The closing of the transaction is subject to customary precedent conditions and antitrust approvals, accordingly this acquisition had not been completed at the date of issuance of these financial statements. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health related undergraduate degrees. The acquisition is in line with the Company’s strategy to focus on medical education, including medical schools. The aggregate purchase price is R$ 341,600 of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The acquisition will contribute 182 medical school seats to the Company, increasing the Company’s total medical school seats to 1,866. There are 100 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate.

Afya Limited

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

e)  COVID-19

Afya has created an executive committee to address the challenges of COVID-19, which is closely monitoring the outbreak and ensuring that the Company complies with guidance from both the Ministry of Health and Ministry of Education. Brazilian authorities have decreed mandatory temporary interruptions of educational activities in several locations, consequently, Afya has interrupted all on-campus activities, effective as of March 17, 2020 has temporarily moved the non-practical activities for all students to its online platform and reorganized the schedule of practical activities for when on-campus activities are allowed to resume. With that, Afya expects to mitigate any significant impact on the academic calendar of the first semester of 2020.

Mindful of all medical students in Brazil, including non-Afya students, the Company is also sensitive to the interruption of their studies. Accordingly, Afya has released temporary access to Afya’s digital platform, free of charge for other medical education institutions over the next two months, extendable for the duration of the pandemic. With this initiative, the Company hopes to help other public and private medical schools to minimize the impact of the pandemic on their students.

Finally, Afya has successfully concluded most of the admissions cycle for the first semester of 2020 and its education services may remain on schedule if the impact of COVID-19 remains within the scope discussed above. While the Company is aware of the uncertainties created by COVID-19, it remains confident in its strategy, in the financial robustness of its business and in Afya’s contribution of high quality medical professionals who will help the society to overcome COVID-19 and other future challenges.

The Company carried out an analysis of the risks and uncertainties related to COVID-19 and as thus far no significant impacts requiring material adjustments to the financial statements have been identified. At the moment it is not possible to measure or anticipate the possible future economic and financial impacts arising from COVID-19 and the Company will continue to monitor the situation closely.

***