Form 20-F
period 2020-12-31
Afya Ltd
filed 2021-04-30
CIK 1771007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from to .

Commission file number: 001-38992

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
Vila da Serra, Nova Lima, Minas Gerais
Brazil
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.00005 per share	AFYA	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2020 was 45,112,416 Class A common shares and 48,034,315 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐

Non-accelerated Filer ☐ Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP

☒ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

ii

iii

PART I

INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this annual report to “Afya Brazil” refer to Afya Participações S.A. (formerly NRE Participações S.A.); all references in this annual report to “BR Health” refer to BR Health Participações S.A.; all references in this annual report to “Medcel” refer to Guardaya Empreendimentos e Participações S.A., or Guardaya, and its subsidiaries Medcel Editora e Eventos S.A., or Medcel Editora, and CBB Web Serviços e Transmissões On Line S.A., or CBB Web; and all references in this annual report to “IPTAN” refer to IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., “IESVAP” refer to Instituto de Educação Superior do Vale do Parnaíba S.A., “CCSI” refer to Centro de Ciências em Saúde de Itajubá S.A., “IESP” refer to Instituto de Ensino Superior do Piauí S.A., “FADEP” refer to FADEP—Faculdade Educacional de Pato Branco Ltda., “FASA” refer to Instituto Educacional Santo Agostinho S.A., “IPEMED” refer to Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda., “IPEC” refer to Instituto Paraense de Educação e Cultura Ltda, “UniRedentor” refer to Sociedade Universitária Redentor S.A., “UniSL” refer to Centro Universitário São Lucas Ltda., “PEBMED” refer to PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A., “FESAR” refer to Faculdade de Ensino Superior da Amazônia Reunida, “MedPhone” refer to MedPhone Tecnologia em Saúde Ltda., “FCMPB” Centro Superior de Ciências da Saúde S/S Ltda, “SPES” refer to Sociedade Padrão de Educação Superior Ltda., “iClinic” refer to iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A., “Medicinae” refer to Medicinae Solutions S.A., “Medical Harbour” refer to Medical Harbour Aparelhos Médico-Hospitalares e Serviços em Tecnologia Ltda., and “Cliquefarma” refer to Cliquefarma Drogarias Online Ltda.

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

Financial Information

Afya is a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies and incorporated on March 22, 2019. Afya became the holding company of Afya Brazil, formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described in note 1 to our audited consolidated financial statements (as defined below) and in Item 4. Information on the Company—A. History and Development of the Company—Our Pre-IPO Corporate Reorganization.

Until the contribution of Afya Brazil’s shares to us, we had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Subsequent to the completion of the corporate reorganization, we began to consolidate financial information in order to reflect the operations of Afya Brazil.

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

The consolidated financial information of Afya and Afya Brazil contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, together with the notes thereto. The consolidated financial information of Afya and Afya Brazil contained in this annual report as of December 31, 2018 and 2017 and for the year ended December 31, 2017 are derived from our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 20, 2020. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Afya’s consolidated financial statements included elsewhere in this annual report.

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

Summary consolidated historical financial data have been derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial results of IPTAN, IESVAP, CCSI, IESP, FADEP, Medcel, FASA, IPEMED, IPEC, UniRedentor, UniSL, PEBMED, FESAR, MedPhone, and FCMPB (and together with IPTAN, IESVAP, CCSI, IESP, FADEP, Medcel, FASA, IPEMED, UniRedentor, UniSL, PEBMED, FESAR, MedPhone and FCMPB, the “Acquired Companies”) are included in our historical results for the periods following the closing of each such transaction, meaning April 26, 2018, April 26, 2018, May 30, 2018, November 27, 2018, December 5, 2018, March 29, 2019, April 3, 2019, May 9, 2019, August 13, 2019, January 31, 2020, May 5, 2020, July 20, 2020, November 3, 2020, November 4, 2020 and November 9, 2020, respectively. Except as otherwise indicated, the financial results of SPES, iClinic, Medicinae, Medical Harbour and Cliquefarma are not reflected in the summary consolidated historical financial data included elsewhere in this annual report as the consummation of the acquisition of such entities occurred after the fiscal year ended December 31, 2020.

Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31.

Historical undergraduate programs combined tuition fees

The term “historical undergraduate programs combined tuition fees” refers to the sum equal to the total tuition fees charged to undergraduate students, as recorded in the historical operating information of Afya Brazil and the Acquired Companies, since the consummation of their respective acquisition.

The historical undergraduate programs combined tuition fees information included elsewhere in this annual report (i) was derived from historical operating information for Afya Brazil and for each of the Acquired Companies since the consummation of their respective acquisition; (ii) is akin to gross tuition fees charged to undergraduate students; (iii) differs from the tuition fees set forth in our audited consolidated financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships; and (iv) does not represent net revenue as disclosed in our audited consolidated financial statements included elsewhere in this annual report. For the years ended December 31, 2020, 2019 and 2018, historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$1,236.5 million, R$794.3 million and R$345.8 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students.

Our limited consolidated operating history and recent acquisitions may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. We experienced rapid and significant expansion in the years ended December 31, 2020, 2019 and 2018 due to the effects of the acquisition of the Acquired Companies.

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

The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information included elsewhere in this annual report, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions.

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Central Bank on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Central Bank offer exchange rate published on December 31, 2020, which was R$5.196 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

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

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we are not aware of any misstatements regarding the market and industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This annual report on Form 20-F contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things, our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic and measures taken in response;
•	our ability to provide online classes to our students and keep them engaged with online classes during the COVID-19 pandemic, and our ability to resume on-campus practical classes for our medical students during the COVID-19 pandemic;
•	the passing of any municipal, state or federal laws or regulations and the outcome of legal proceedings requiring the mandatory discount of tuition fees during the COVID-19 pandemic;
•	our ability to implement our business strategy;
•	changes in government regulations and legislation applicable to the education industry in Brazil, both in the traditional and distance learning segments, including tax regulations and/or legislation;
•	government interventions, including changes in, or termination of, education industry programs such as the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior), or FIES, and/or the University for All Program (Programa Universidade para Todos), or PROUNI, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
•	changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;
•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
•	the availability of government authorizations on terms and conditions and within periods acceptable to us;
•	our ability to continue attracting and retaining new students;
•	our ability to maintain the academic quality of our programs;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•	the availability of qualified personnel and the ability to retain such personnel;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholders;
•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;
•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; and
•	the other factors discussed under section “Risk Factors” in this annual report on Form 20-F.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The following table sets forth selected consolidated historical financial data of Afya as of and for the years ended December 31, 2020 and 2019 and of Afya Brazil as of and for the years ended December 31, 2018 and 2017. The selected consolidated historical financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 has been derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial results of the Acquired Companies are included in our historical results for the periods following the closing of each such transaction, respectively. See “Part I—Introduction—Financial Information.”

The selected audited consolidated historical financial data should be read in conjunction with “Part I—Introduction—Financial Information,” “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report.

The selected audited consolidated historical financial data presented in this annual report may not be indicative of future performance.

	Historical Afya			Historical Afya Brazil
	For the Year Ended December 31,
	2020	2020	2019	2018	2017
	(in US$ million(1))	(in R$ millions)
Income Statement Data
Net revenue	231.2	1,201.2	750.6	333.9	216.0
Cost of services	(83.7)	(434.7)	(308.9)	(168.1)	(124.1)
Gross profit	147.5	766.5	441.8	165.9	91.9
General and administrative expenses	(77.5)	(402.9)	(239.1)	(70.0)	(45.4)
Other (expenses) income, net	(0.1)	(0.3)	2.6	0.6	2.8
Operating income	69.9	363.3	205.3	96.4	49.3
Finance income	12.0	62.3	51.7	10.4	5.2
Finance expenses	(18.9)	(98.3)	(72.4)	(8.2)	(3.6)
Finance result	(6.9)	(36.0)	(20.7)	2.3	1.6
Share of income of associate	1.5	7.7	2.4	—	—
Income before income taxes	64.5	335.1	186.9	98.7	51.0
Income taxes expense	(5.2)	(27.1)	(14.2)	(4.0)	(2.5)
Net income	59.3	308.0	172.8	94.7	48.5
Net income attributable to:
Equity holders of the parent	56.2	292.1	153.9	86.3	45.4
Non-controlling interests	3.1	15.9	18.8	8.4	3.1

Earnings per share	US$(1)	R$	R$	R$	R$
Basic earnings per share
Common shares	0.6	3.15	2.03	1.84	1.41
Diluted earnings per share
Common shares	0.6	3.12	2.02	1.81	1.41

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

	Historical Afya			Historical Afya Brazil
	As of December 31,
	2020	2020	2019	2018	2017
	(in US$ million(1))	(in R$ millions)
Balance Sheet Data
Assets
Current assets
Cash and cash equivalents	201.1	1,045.0	943.2	62.3	25.5
Restricted cash	—	—	14.8	—	—
Trade receivables	58.2	302.3	125.4	58.4	28.5
Inventories	1.4	7.5	3.9	1.1	0.4
Related parties	—	—	—	—	2.6
Recoverable taxes	4.0	21.0	6.5	2.3	1.6
Derivatives	—	—	—	0.6	—
Other assets	5.7	29.6	17.9	8.9	1.8
Total current assets	270.5	1,405.5	1,111.8	133.5	60.5

	Historical Afya			Historical Afya Brazil
	As of December 31,
	2020	2020	2019	2018	2017
	(in US$ million(1))	(in R$ millions)
Non-current assets
Restricted cash	0.4	2.1	2.1	18.8	—
Trade receivables	1.5	7.6	9.8	5.2	2.3
Related parties	—	—	—	1.6	1.0
Derivatives	—	—	—	0.7	—
Other assets	14.2	74.0	17.3	10.4	2.7
Property and equipment	50.1	260.4	139.3	65.8	32.5
Investment in associate	9.9	51.4	45.6	—	—
Right-of-use assets(2)	80.7	419.1	274.3	—	—
Intangible assets	495.2	2,573.0	1,312.3	682.5	4.7
Total non-current assets	652.0	3,387.6	1,800.7	784.9	43.1
Total assets	922.5	4,793.1	2,912.5	918.4	103.6

Liabilities
Current liabilities
Trade payables	6.9	35.7	17.6	8.1	6.7
Loans and financing	20.6	107.2	53.6	26.8	1.2
Derivatives	—	—	0.8	—	—
Lease liabilities(2)	11.9	62.0	22.7	—	—
Accounts payable to selling shareholders	36.3	188.4	131.9	88.9	—
Notes Payable	2.0	10.5	—	—	—
Advances from customers	12.3	63.8	36.9	13.7	8.3
Labor and social obligations	15.0	77.9	46.8	32.0	18.3
Taxes payable	6.3	33.0	19.4	6.5	1.6
Income taxes payable	0.9	4.6	3.2	0.3	1.0
Dividends payable	—	—	—	4.1	14.9
Other liabilities	1.2	6.3	0.4	2.0	—
Total current liabilities	113.4	589.4	333.2	182.3	51.9

Non-current liabilities
Loans and financing	98.2	510.3	6.8	51.0	2.7
Lease liabilities(2)	74.2	385.7	261.8	—	—
Accounts payable to selling shareholders	63.5	329.8	168.4	88.9	—
Notes Payable	12.6	65.7	—	—	—
Taxes payable	4.1	21.4	21.3	0.2	0.4
Provision for legal proceedings	10.2	53.1	5.3	3.5	1.7
Related parties	—	—	—	—	0.1
Other liabilities	0.7	3.8	2.0	2.2	—
Total non-current liabilities	263.7	1,369.9	465.5	145.7	4.9
Total liabilities	377.1	1,959.3	798.7	328.1	56.9

Equity
Share capital	—	—	—	315.0	66.5
Additional paid-in capital	447.2	2,323.5	1,931.0	125.0	(63.6)
Share-based compensation reserve	9.8	50.7	18.1	2.2	—
Earnings reserves	78.5	408.0	115.9	59.8	43.2
Equity attributable to equity holders of the parent	535.5	2,782.2	2,065.1	502.0	46.1
Non-controlling interests	9.9	51.6	48.6	88.4	0.7
Total equity	545.4	2,833.8	2,113.7	590.4	46.8
Total liabilities and equity	922.5	4,793.1	2,912.5	918.4	103.6

(1)	For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	On January 1, 2019 we adopted IFRS 16. See note 12.2.2 to our audited consolidated financial statements.

Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

We calculate our Adjusted EBITDA as net income plus/minus finance result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, minus income share associate, plus share-based compensation expense plus/minus non-recurring expenses. We calculate our Operating Cash Conversion Ratio as the cash flows from operations plus/minus income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

We present Adjusted EBITDA because we believe this measure provides investors with a supplemental measure of the financial performance of our core operations that facilitates period-to-period comparisons on a consistent basis. We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our EBITDA into cash. The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

Adjusted EBITDA and Operating Cash Conversion Ratio

	For the Year Ended December 31,
	2020	2020	2019	2018	2017
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Adjusted EBITDA	108.4	563.1	331.2	119.9	57.3
Operating Cash Conversion Ratio	75.7%	75.7%	100.5%	75.1%	75.3%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

Reconciliation of Non-GAAP Financial Measures

The following tables set forth the Adjusted EBITDA reconciliation to our net income and the Operating Cash Conversion Ratio reconciliation to our cash flow from operations for the years ended December 31, 2020, 2019, 2018 and 2017, in each case, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP measures, please see “Item 3. A. Selected Financial Data—non-GAAP Financial Measures.”

Reconciliation between Net Income and Adjusted EBITDA

	Historical Afya			Historical Afya Brazil
	For the Year Ended December 31,
	2020	2020	2019	2018(9)	2017(9)
	(in US$ millions(1))	(in R$ millions)
Net income	59.3	308.0	172.8	94.7	48.5
Finance result	6.9	36.0	20.7	(2.3)	(1.6)
Income taxes expense	5.2	27.1	14.2	4.0	2.5
Depreciation and amortization	20.9	108.7	73.2	9.1	4.0
Interest received(2)	2.3	11.9	9.7	4.4	3.2
Income share associate	(1.5)	(7.7)	(2.4)	—	—
Share-based compensation expense	6.3	32.6	18.1	2.2	—
Non-recurring expenses(3):
Integration of new companies(4)	1.9	9.8	6.3	3.4	—
M&A advisory and due diligence(5)	1.2	6.2	2.8	0.4	—
Expansion projects(6)	3.5	18.1	3.7	0.4	0.5
Restructuring expenses(7)	1.1	5.9	12.1	3.7	0.2
Mandatory discounts in tuition fees(8)	1.3	6.5	—	—	—
Adjusted EBITDA	108.4	563.1	331.2	119.9	57.3

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of interest received on late payments of monthly tuition fees.
(3)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.
(4)	Consists of expenses related to the integration of newly acquired schools.
(5)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(6)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(7)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(8)	Consists of mandatory discounts in tuition fees (due COVID-19 on site classes restriction) related to individual and collective legal proceedings.
(9)	On January 1, 2019 we adopted IFRS 16 using the modified retrospective method of adoption. See note 12.2.2 to our audited consolidated financial statements. Accordingly, the information presented for the years ended December 31, 2018 and 2017 are not comparable with 2020 and 2019 due to the impacts of the adoption of IFRS-16 since 2019.

Reconciliation between Cash Flow from Operations and Operating Cash Conversion Ratio

	Historical Afya/Afya Brazil
	For the Year Ended December 31,
	2020	2020	2019	2018(9)	2017(9)
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Net cash flows from operating activities	71.5	371.5	299.2	80.3	39.9
Income taxes paid	3.7	19.4	8.5	3.9	2.7
Net cash flows from operating activities, before income taxes paid	75.2	390.9	307.7	84.2	42.6
Adjusted EBITDA	108.4	563.1	331.2	119.9	57.3
Non-recurring expenses(2)
Integration of new companies(3)	1.9	9.8	6.3	3.4	—
M&A advisory and due diligence(4)	1.2	6.2	2.8	0.4	—
Expansion projects(5)	3.5	18.1	3.7	0.4	0.5
Restructuring expenses(6)	1.1	5.9	12.1	3.7	0.2
Mandatory discounts in tuition fees(7)	1.3	6.5	—	—	—
Adjusted EBITDA ex. non-recurring expenses	99.4	516.6	306.3	112.0	56.6
Operating Cash Conversion Ratio(8)	75.7%	75.7%	100.5%	75.1%	75.3%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.
(3)	Consists of expenses related to the integration of newly acquired schools.
(4)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(5)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(7)	Consists of mandatory discounts in tuition fees (due COVID-19 on site classes restriction) related to individual and collective legal proceedings.
(8)	We calculate Operating Cash Conversion Ratio as the cash flows from operations plus/minus income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.
(9)	On January 1, 2019 we adopted IFRS 16 using the modified retrospective method of adoption. See note 12.2.2 to our audited consolidated financial statements. Accordingly, the information presented for the years ended December 31, 2018 and 2017 are not comparable with 2020 and 2019 due to the impacts of the adoption of IFRS-16 since 2019.

Operating Data (Historical)

	As of December 31,
	2020	2019	2018	2017
Educational Level
Undergraduate medical degree students	11,030	6,597	4,540	2,070
Other non-medical undergraduate courses students	25,176	17,372	15,180	8,094
Total undergraduate students(1)	36,206	23,969	19,720	10,164
Preparatory courses – B2C	11,316	9,577	—	—
Preparatory courses – B2B	1,723	1,182	—	—
Total preparatory courses(2)	13,039	10,759	—	—
Medical specializations(3)	4,181	1,588	—	—
Total students	53,426	36,316	19,720	10,164
Operating undergraduate medical school campuses(4)	19	12	9	4
Approved undergraduate medical school campuses(4)	24	20	9	4
Operating medical school seats	1,893	1,222	917	420
Approved medical school seats(4)(5)	2,143	1,572	1,167	420
Digital Health Services – Clinical Decision Software
Whitebook active subscribers	106,977	81,874	—	—

(1)	Excludes students that have not, by the beginning of the next school semester, paid monthly tuition fees which are due and payable.
(2)	Medcel only. Excludes (i) students that have not paid monthly fees within 30 days of becoming due and payable, and (ii) students that have canceled their preparatory courses subscription. The information in this table as it relates to Medcel is as of December 31, 2020 and 2019 only and does not set forth information as of December 31, 2018 and 2017, as we acquired Medcel on March 29, 2019. We have concluded the integration of Medcel in May 2020.
(3)	Refers to specialized medical courses for doctors.
(4)	Approved undergraduate medical school campuses and approved medical school seats refer to our total number of undergraduate medical school campuses and seats approved by MEC for the periods indicated, whether or not operating. All our undergraduate medical school operating campuses and medical school seats are also approved undergraduate medical school campuses and medical school seats, however not all of our approved undergraduate medical school campuses and medical school seats are operating undergraduate medical school campuses and medical school seats.
(5)	With the acquisition of SPES, which includes UNIFIPMoc and Fip Guanambi, on October 22, 2020 and, assuming the consummation of SPES’s acquisition (which is subject to customary conditions precedent), our number of operating medical schools seats increases to 2,303. SPES is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the States of Minas Gerais and Bahia.

Other Data

Historical undergraduate programs combined tuition fees

The following table sets forth information that was derived from historical operating information for Afya Brazil and for each of the Acquired Companies since the consummation of their respective acquisition. It does not represent net revenue as disclosed in our audited consolidated financial statements as net revenue, which is presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships.

	For the Year Ended December 31,
	2020	2020	2019	2018	2017
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Medical school programs	175.3	911.0	550.2	253.4	143.0
Other undergraduate health sciences programs	29.3	152.5	98.5	44.9	34.4
Other undergraduate programs(2)	33.3	173.0	145.6	47.4	42.9
Undergraduate programs combined tuition fees	237.9	1,236.5	794.3	345.8	220.3
% Medicine(3)	73.7%	73.7%	69.3%	73.3%	64.9%
% Health sciences programs(4)	86.0%	86.0%	81.7%	86.3%	80.5%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Represents historical undergraduate programs combined tuition fees of all non-health sciences undergraduate programs, excluding fees from periods prior to the acquisition of the relevant subsidiary.
(3)	Calculated as medical school programs divided by the historical undergraduate programs combined tuition fees.
(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the historical undergraduate programs combined tuition fees.

Historical undergraduate programs combined tuition fees is the sum equal to the total tuition fees charged to undergraduate students, as derived from historical operating information of Afya Brazil and the Acquired Companies for the years ended December 31, 2020, 2019, 2018 and 2017. For the years ended December 31, 2020, 2019, 2018 and 2017, the historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$1,236.5 million, R$794.3 million, R$345.8 million and R$220.3 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students. We present historical undergraduate programs combined tuition fees because, given our limited operating history and that our historical financial information and operational information included elsewhere in this annual report may not be representative of our result and operations as a consolidated company, we believe that it may help investors assess the past operating results of the Acquired Companies as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present historical undergraduate programs combined tuition fees as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees set forth in our financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships which are presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also include revenue from admission fees and income from leases, among others. The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions. For further information, see “Part I—Introduction—Financial Information—Historical Undergraduate Programs Combined Tuition Fees.”

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real/U.S. dollar exchange rate reported by the Central Bank was R$3.875 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. As of April 28, 2021, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.401 per US$1.00, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2020.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The monthly and annual average rates are calculated by using the average of reported exchange rates by the Central Bank on each day during a monthly period and on the last day of each month during an annual period, respectively. As of April 28, 2021, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.401 per US$1.00.

Year	Period-end	Average(1)	Low(2)	High(3)
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.196	5.158	4.021	5.937

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.196	5.145	5.061	5.278
January 2021	5.476	5.356	5.163	5.509
February 2021	5.530	5.416	5.342	5.530
March 2021	5.697	5.646	5.495	5.840
April 2021 (through April 28, 2021)	5.401	5.582	5.401	5.706

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks relating to Brazil and risks relating to our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Certain Risks Relating to Our Business and Industry

•	We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives. We expect to continue to acquire medical higher education institutions and healthtech companies as part of our strategy to expand our operations, including through acquisitions that may be material in size and/or of strategic relevance. We cannot assure you that we will continue to be able to identify post-secondary education institutions focused on medicine that provide suitable acquisition opportunities, or to acquire such institutions on favorable terms when necessary.
•	We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected. In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. In particular, the social distancing policies currently in place in Brazil resulting from the COVID-19 outbreak may place additional challenges for an expedited and timely integration of such acquired companies with our existing business.
•	Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us. Economic, market or regulatory factors, such as in the context of an economic crisis due to the COVID-19 pandemic, affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services.
•	Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business. We are subject to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, as well as to changes to the rules to renew FIES contracts.
•	If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected. We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for a percentage of students who paid their tuition in the previous year, granting partial scholarships, and submitting to MEC semi-annual records of attendance, achievement and dropout of students receiving scholarships, among others.
•	Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance.
•	An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows. We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES, which is largely outside of our control.

Certain Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil.
•	Economic uncertainty and political instability in Brazil may harm our business and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.
•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.
•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.
•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares. The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, including as a result of the COVID-19 outbreak, the business of companies with significant operations in Brazil may be harmed.

Certain Risks Relating to Our Class A Common Shares

•	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired. Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. The stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected, such as in the context of an economic crisis due to the COVID-19 pandemic.
•	The Esteves Family and Crescera, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents approximately 92.9% of the voting power of our issued share capital, and control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. The decisions of the Esteves Family and Crescera on

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

•	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly. The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.
•	Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares. Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series.
•	If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. In the event one or more of the analysts who covers us downgrades us or releases negative publicity about our Class A common shares, our share price would likely decline.
•	It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment. We do not anticipate paying any dividends in the foreseeable future. Instead, we intend to retain earnings, if any, to fund the operation of our business and future growth. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, or by our board, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors.
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class A common shares, we believe that we were not a PFIC for the taxable year of 2020. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

Certain Risks Relating to Our Business and Industry

We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives.

We expect to continue to acquire medical higher education institutions, as part of our strategy to expand our operations, including through acquisitions that may be material in size and/or of strategic relevance, and healthtech companies, as part of our strategy to become the partner of choice for every physician in Brazil not only through educational products, but also providing digital services relevant to their daily routine. We cannot assure you that we will continue to be able to identify post-secondary education institutions focused on medicine that provide suitable acquisition opportunities, or to acquire such institutions on favorable terms when necessary.

In addition, our previous and any future acquisitions involve a number of risks and challenges that may have a material adverse effect on our business and results, including the following:

•	the acquisition may not contribute to our commercial strategy or the image of our institution;
•	a future acquisition may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the acquisition;
•	we may face contingent and/or successor liabilities (either currently known or unknown to us) in connection with, among others things, (i) judicial and/or administrative proceedings of the acquired institutions, including but not limited to, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement;
•	the acquisition process may require additional funds and/or may be time-consuming, and the attention of our management may be diverted from their day-to-day responsibilities and our operations;
•	our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process;
•	the business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;
•	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, financial systems, distribution or operating procedures;
•	certain acquisitions may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation;
•	the acquisitions may generate goodwill, the impairment of which will result in the reduction of our net income and dividends, and our financial statements may be affected as a result of the application of our accounting policies to the results of our acquisitions;
•	the transfer of management of the target institution resulting from a change of control or corporate restructuring must be notified to the MEC within 60 days from the consummation of the acquisition, and MEC may impose additional restrictions on its reaccreditation; and
•	we may be unable to provide the acquired company with the necessary resources to support its operations and if, by the time of the reaccreditation of the acquired company with the MEC, the MEC finds that we have failed to meet any applicable reaccreditation requirements, it may impose additional restrictions or conditions on the reaccreditation of the acquired company.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.

In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. In particular, the social distancing policies currently in place in Brazil resulting from the COVID-19 outbreak may place additional challenges for an expedited and timely integration of such acquired companies with our existing business. As of the date of this annual report, we have fully integrated the operations of 11 of our acquisitions and are in the process of integrating the operations of another 9 of our acquisitions with our existing business (UniSL, PEBMED, FESAR, MedPhone, FCMPB, iClinic, Medicinae, Medical Harbour and Cliquefarma). The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experience and from different corporate cultures, and our relationship with current and new employees, including professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the acquired companies. If we are not able to manage our expanded operations and these integrations effectively, our business could be materially adversely affected.

As of the date of this annual report, the COVID-19 pandemic is still evolving, and Brazilian authorities may maintain a lockdown of our on-campus activities for an undefined extended period of time or impose a more severe lockdown, among other measures, all of which are outside of our control and have materially adversely affected our business and results of operations. For further information, see “—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business,” and “Item 5. Operating and Financial Review and Prospects.”

Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us.

A significant portion of our historical undergraduate programs combined tuition fees are currently concentrated in the tuition fees we charge for our medical courses and other health sciences programs across our network. For the years ended December 31, 2020, 2019 and 2018, 86.0%, 81.7% and 86.3% respectively, of total historical undergraduate programs combined tuition fees were derived from tuition fees we or our subsidiaries charged for medical courses and other health sciences programs. Therefore, economic, market or regulatory factors, such as in the context of an economic crisis due to the COVID-19 pandemic, affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.

Some of our students finance their tuition fees through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES) created by the Brazilian federal government, and operated through the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação, or FNDE), which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. As of 2018, we have adhered to the “New FIES,” a new federal program aimed at providing student financing. Similar to the FIES, the New FIES provides financial support for low-income students throughout Brazil, in particular in the North, Northeast and Midwest regions. As a result, our exposure to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, which we calculate by dividing the sum of the historical undergraduate programs combined tuition fees financed through FIES by total historical undergraduate programs combined tuition fees, was 11.8%, 9.4% and 13.0% of total historical undergraduate programs combined tuition fees as of December 31, 2020, 2019 and 2018, respectively.

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

We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for a percentage of students who paid their tuition in the previous year, granting partial scholarships, and submitting to MEC semi-annual records of attendance, achievement and dropout of students receiving scholarships, among others. See “Item 4. Information on the Company—Business Overview—Regulatory Overview.” If we lose our tax exemptions or are unable to comply with other, more stringent requirements that may be introduced in the future, our business, financial condition and results of operations could be materially adversely affected.

There is a risk that additional changes in tax laws may prohibit, interrupt or modify the use of existing tax exemptions, and we cannot assure you that we will fully maintain such tax and other benefits related to PROUNI in the event the tax laws are amended further. Any suspension, accelerated default, repayment or inability to renew our tax exemptions may have an adverse effect on our results of operations. As of the date of this annual report, there are two main proposed tax law amendments that are under review by the Brazilian congress: (i) Bill No. 3887/2020, which expressly revokes the PIS and COFINS tax exemptions for the PROUNI program; and (ii) Constitutional Amendment Proposal No. 45/2020, which proposes a new tax to substitute PIS and COFINS (and other state and municipal taxes) with no tax exemptions. If we lose our tax exemptions and incentives, if we are unable to comply with future requirements or if changes in the law limit our ability to maintain these tax benefits, our business, financial condition and results of operations may be significantly and adversely affected.

Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

Our limited operating history as a consolidated company and recent acquisitions may make it difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the year ended December 31, 2020 are not directly comparable to our results of operations for the year ended December 31, 2019, and our results of operations for the year ended December 31, 2019 are not directly comparable to our results of operations for the year ended December 31, 2018, due to the effects of the acquisition of the Acquired Companies. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate the Acquired Companies, is limited and subject to a number of uncertainties. Moreover, past performance is no assurance of future returns.

The interests of our management team may be focused on the short-term market price of our Class A common shares, which may not coincide with your interests. In addition, our shareholders may suffer dilution of their interests in our share capital and in the value of their investments due to the issuance of new shares for settlement of our share-based incentive plans.

Our directors and officers, among others, own shares issued by us and are beneficiaries under our stock option plans. Our 2018 stock option plan, which has now been formally terminated, was fully vested and exercised upon the completion of our initial public offering and we approved a new stock option plan for our managers and employees in August 2019 (as amended in July 2020), and reserved up to 4% of our common shares at any time for issuance under this new equity incentive plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—New Long-Term Incentive Plan.”

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

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES, which is largely outside of our control, such as in the context of an economic crisis due to the COVID-19 pandemic. An increase in payment delinquency or default by our students may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for doubtful accounts expenses as a percentage of our net revenues was 2.7%, 2.0% and 2.3% for the years ended December 31, 2020, 2019 and 2018, respectively.

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

We may not be able to successfully expand our presence and performance in the distance learning business.

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

We believe that our attrition rates are primarily related to the personal motivation and financial situation of our current and potential students, as well as to socioeconomic conditions in Brazil. Our student attrition rate, meaning the number of students that leave the program of study before it has finished, was 4.0% and 4.2% for the years ended December 31, 2020 and 2019. Significant changes in future attrition rates and/or failure to re-enroll may affect our enrollment numbers, such as in the context of an economic crisis due to the COVID-19 pandemic, and may have a material adverse effect on our revenues and our results of operations.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could materially adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020, the Brazilian federal government declared a national emergency with respect to COVID-19, which remained in place until December 31, 2020.

The global COVID-19 outbreak is an unprecedented and rapidly evolving situation. The effect on our operations is still highly uncertain and cannot be predicted with confidence. The spread of COVID-19, or actions taken to mitigate its spread, has and may continue to have material and adverse effects on our ability to operate effectively. We may be required to completely or partially close facilities, and we may suffer labor shortages, particularly of our teaching faculty, which is mostly composed of doctors who continue to work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. Likewise, we may suffer financial and reputational harm were an outbreak to occur among our students, as our students participating in in-person hospital and healthcare residency programs are more exposed to COVID-19 than our students who are currently partaking in educational activities solely via our online platform. We may not be able to provide online classes to our students and keep them engaged with online classes during the COVID-19 pandemic or resume on-campus practical classes for the majority of our medical students during the COVID-19 pandemic. Factors that have affected and will continue influencing the effect on our operations, most of which are outside of our control, include the economic consequences and duration of the outbreak, new information that emerges concerning the severity of COVID-19 and actions taken to contain the outbreak or treat its impact, among others. The extent of the adverse effect on our operations, including, among others, the regular functioning of our facilities, will depend on the extent and severity of the continued spread of COVID-19 in Brazil. Since March 17, 2020, there have been interruptions of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns, which remained in place until December 31, 2020 to varying degrees depending on the region of Brazil, with a significant portion of our nonpractical educational activities being temporarily offered through our online platform (rather than on-site), and the calendar of our practical educational activities being rescheduled to when authorities will allow on-campus activities to resume.

In response to the impact of the COVID-19 pandemic, we assessed whether we had satisfied all of our contracts containing customer performance obligations in accordance with IFRS 15, and concluded it was necessary to defer a portion of our net revenue for the second half of 2020. We were able to manage, replace and reschedule these activities so that all of our performance obligations were satisfied and we recognized these revenues from customers. Some of our second half practical educational activities (particularly for students in the first to fourth years) will need to be replaced during the first half of 2021. Therefore, a portion of our revenue recognition has been postponed.

By December 31, 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondonia, Maranhão, Bahia and Paraíba had issued state decrees granting discounts to all students in such states, and we consequently granted mandatory discounts to our students totaling R$6.5 million. As of the date of this annual report, except in the case of Paraíba state, these mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. The laws of the states of Bahia and Maranhão on the reduction of tuition fees in private educational institutions were ruled as unconstitutional by the Brazilian Federal Supreme Court in December 2020. Additionally, we are also facing individual and collective legal proceedings all across the country. For further information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Legal Proceedings.”

The COVID-19 pandemic is still evolving, and Brazilian authorities may maintain a lockdown of our on-campus activities for an undefined extended period of time or impose a more severe lockdown, among other measures, all of which are outside of our control and may materially adversely affect our business, financial condition, results of operations and cash flows for an extended period of time. We may also suffer labor shortages, particularly of our teaching faculty, which is mostly composed of doctors that continue to have work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. The COVID-19 pandemic is expected to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

As a result, it is still uncertain whether or not the pandemic will lead to a risk of an increase in impairment of our financial assets and a reduction of our cash generation and the recoverable amounts of our cash-generating units.

In addition, the impact of the COVID-19 pandemic amplifies the risk that disruptions in public and private infrastructure, including communications and financial services, could materially and adversely disrupt our normal business operations. We have transitioned a significant subset of our employees to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of unauthorized dissemination of personal information, sensitive personal information or proprietary or confidential information about us or our customers or other third parties. Further, we process personal data, and we therefore will be subject to the Brazilian Data Protection Law (Lei Geral de Proteção de Dados, or LGPD). Considering that our processing of personal data has increased as a result of the measures we adopted due to the COVID-19 pandemic, if we fail to comply with any provisions provided for in the LGPD, we could be subject to lawsuits filed by the data subjects, public authorities and private associations, including those for compensation for damages arising from the violation of the data subjects’ rights, and we could be subject to the penalties provided for not only in the LGPD, but also in sectorial legislation, such as the Brazilian Consumer Defense and Protection Code (Código de Defesa do Consumidor) and the Brazilian Civil Framework of the Internet (Marco Civil da Internet). If we do not comply with the LGPD and are in turn subject to sanctions, we may suffer financial and reputational losses, which may adversely affect our financial results. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption,” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.”

The rapid development and fluidity of this situation precludes our ability to predict the ultimate adverse impact of COVID-19 on us. We are continuing to monitor the spread of the COVID-19 and related risks. There are no comparable recent events that may provide guidance as to the effect of the spread of COVID-19 pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.

We could be adversely affected if we are unable to renegotiate collective bargaining agreements with the labor unions representing our professors and administrative employees or by strikes and other union activity.

Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 53.3%, 59.2% and 65.8% of such costs and expenses for the years ended December 31, 2020, 2019 and 2018, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees. In addition, we may not be able to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

We may be held liable for extraordinary events that may occur at our campuses, which may have an adverse effect on our image and, consequently, our results of operations.

We may be held liable for the actions of officers, directors, professors or other employees at our campuses, including allegations of non-compliance by officers, directors, professors or other employees with specific legislation and regulations implemented by MEC relating to our programs. In the event of accidents, injuries or other damages affecting students, professors, other employees or third parties at our campuses, we may face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. We may also be subject to claims alleging that officers, directors, professors or other employees committed moral or sexual harassment or other unlawful acts. Our insurance coverage may not cover certain indemnifications we may be required to pay, be insufficient to cover these types of claims, or may not cover certain acts or events. We may also not be able to renew our current insurance policies under the same terms. Such liability claims may affect our reputation and harm our financial results. See “Item 4. Information on the Company—Business Overview—Insurance.” In addition, we may also be subject to legal proceedings by current and/or former students alleging breaches of rights granted by the Brazilian Consumer Protection Code (Código de Defesa do Consumidor), and to legal proceedings by current and/or former employees alleging breaches of applicable labor laws. Even if unsuccessful, these claims may cause negative publicity, reduce enrollment numbers, increase student attrition rates, entail substantial expenses and divert the time and attention of our management, materially adversely affecting our results of operations and financial condition.

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

Finally, in the event that any of our programs receive unsatisfactory evaluations, the post-secondary education institution offering the programs may be required to enter into an agreement with MEC setting forth proposed measures and timetables to improve the program and remedy the unsatisfactory evaluation. Non-compliance with the terms of the agreement may result in additional penalties on the institution. These penalties could include, but are not limited to, suspending our ability to enroll students in our programs, denial of accreditation or re-accreditation of our institutions or prohibiting us from holding regular class sessions, all of which can adversely affect our results of operations and financial condition.

We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of non-compliance with any regulatory requirements.

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

The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business

We are subject to various federal laws and extensive government regulations by MEC, Conselho Nacional de Educação (National Education Council, or CNE), INEP, FIES and the National Post-secondary Education Assessment Commission (Comissão Nacional de Avaliação da Educação Superior, or CONAES), among others, including, but not limited to Law No. 12,871, of October 22, 2013, which created the “Mais Médicos” program.

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

We cannot assure you that we will obtain accreditation or re-accreditation of our post-secondary education institutions, or that our courses will receive authorization or reauthorization as scheduled, or that they will have all of the accreditations, re-accreditations, authorizations and re-authorizations required by MEC. The absence of such accreditations and authorizations from the MEC or any delays in obtaining them could adversely affect our financial condition and results of operations.

In addition, we may also be adversely affected by any changes in the laws and regulations applicable to post-secondary education institutions, particularly by changes related to: (i) any revocation of accreditation of private educational institutions; (ii) the imposition of controls on monthly tuition payments or restrictions on profitability of private educational institutions; (iii) faculty credentials; (iv) academic requirements for courses and curricula; (v) infrastructure requirements of campuses, such as libraries, laboratories and administrative support; (vi) the “Mais Médicos” Program; (vii) the promulgation by the MEC of new rules and regulations affecting post-secondary education, in particular with respect to distance learning programs; and (viii) local restrictions imposed to curb the impact of the COVID-19 pandemic in the places we operate.

We may be materially adversely affected if we are unable to obtain these authorizations, accreditations and course recognitions in a timely manner, if we cannot introduce new courses as quickly as our competitors, if we are not able to or do not comply with any new rules or regulations promulgated by the MEC or if laws and regulations are passed adverse to the business and operations of post-secondary education institutions.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2020, we were party to 92 agreements, with third-party authors with respect to educational content. As of December 31, 2020, we owned 56 trademark registrations and 84 registered domain names in Brazil. We also had 16 pending trademark applications in Brazil as of the date of this annual report and unregistered trademarks that we use to promote our brand. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “AFYA” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We have in the past and may in the future receive such communications, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out of court by electing to pay royalties or other fees for licenses. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revising any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or brand, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

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

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or non-compliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, Mr. Nicolau Carvalho Esteves, our chairman and one of our controlling shareholders, is currently party to a public civil proceeding filed by the federal prosecutor’s office against Mr. Carvalho Esteves and other individuals in connection with certain irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya. We cannot guarantee that the results of these proceedings will be favorable to Mr. Carvalho Esteves and any adverse decision may (i) damage our reputation, (ii) disqualify us from participating in the PROUNI program, and consequently cause us to lose our current tax incentives/benefits, including with respect to (a) corporate income tax (IRPJ) and CSLL rates, which were at an aggregate effective tax rate of 8.1% and 7.6% for the years ended December 31, 2020 and 2019, respectively, and which would gradually increase to an aggregate effective tax rate of up to 34.0%, and (b) PIS and COFINS rates, which are currently zero and which would gradually increase to an aggregate tax rate of up to 3.65%, (iii) result in our suspension from the New FIES program which would prohibit our institutions from enrolling new students that are funded by FIES (for the years ended December 31, 2020 and 2019, FIES represented 11.8% and 9.4% and of our historical undergraduate programs combined tuition fees), and (iv) prevent us from entering into new agreements with public entities located in Brazil, any of which may have an adverse effect on our business, reputation, results of operations and the price of our Class A common shares. For further information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Legal Proceedings.”

We are currently in the process of obtaining or renewing local licenses and permits, including licenses from the fire department, for some of the real estate we use. Failure to obtain renewals of these licenses and permits in a timely manner may result in penalties, including closures of some of our campuses.

The use of all of our buildings, including our operational and administrative buildings, is subject to the successful issuance of an occupancy permit (Habite-se), or equivalent certificate, issued by the municipality where the property is located, certifying that the building was constructed in compliance with applicable zoning and municipal regulations. In addition, non-residential properties are required to have a use and operations license and/or permit, issued by the competent municipality, and a fire department inspection certificate, issued by the fire department, prior to being used regularly.

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

Lease agreements with terms lasting less than five years are not entitled to a right of compulsory renewal and, as a result, the lessor has the right to refuse renewal of the lease upon expiration of its term. The lease agreements relating to our campuses generally have terms lasting from five to 20 years and are renewable in accordance with applicable Brazilian lease laws. If we are forced to close any of our campuses due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

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

Some of the properties we occupy, including properties where some of our campuses are located, are owned and operated by companies controlled by one of our controlling shareholders. Therefore, the interests of our controlling shareholder in the administration of such property may conflict with our interests and those of our other shareholders. For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and note 8 to our audited consolidated financial statements.

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

Our primary source of income is the monthly tuition payments we charge to our students. Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 53.3%, 59.2% and 65.8% of such costs and expenses for the years ended December 31, 2020, 2019 and 2018, respectively. Our utilities expenses (comprised mainly of water, electricity and telephone expenses) represented 0.7%, 1.2% and 1.1%, respectively, of our costs of services and general and administrative expenses. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students by increasing the amounts of their monthly tuition fees, such as in the context of an economic crisis due to the COVID-19 pandemic, our operating results may be adversely affected.

If we are not able to attract and retain students, or are unable to do so without decreasing our tuition fees, our revenues may decline.

The success of our business depends primarily on the number of students enrolled in our programs and the tuition fees that they pay. Our ability to attract and retain students depends mainly on the tuition fees we charge, the convenient locations of our facilities, the infrastructure of our campuses and the quality of our programs as perceived by our existing and potential students. These factors are affected by, among other things, our ability to (i) respond to increasing competitive pressures, (ii) develop our educational systems to address changing market trends and demands from post-secondary education institutions and students, (iii) develop new programs and enhance existing programs to respond to changes in market trends and student demands, (iv) adequately prepare our students for careers in their chosen professional occupations, (v) successfully implement our expansion strategy, (vi) manage our growth while maintaining our teaching quality and (vii) effectively market and sell our programs to a broader base of prospective students. If we are unable to continue to attract new students to enroll in our programs and to retain our current students without significantly decreasing tuition, for example as a result of changes in our students preferences due to an economic crisis arising from the COVID-19 pandemic, our revenues and our business may decline and we may be adversely affected.

Our Business Unit 2 is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business. In particular, the revenue we derive from Business Unit 2 (which comprises fees we charge for our residency preparatory courses and medical post-graduate specialization programs, delivery of printed and digital content, access to our online medical education platform and practical medical training), is concentrated in the first and last quarter of each year, when new content (books and e-books) is delivered and revenues are recognized, as a result of enrollments at the beginning of each year. The majority of the revenue of Business Unit 2 is derived from printed books and e-books, and revenue is recognized at the point in time when control is transferred to the customer. Consequently, in aggregate, the seasonality of our revenues will generally produce higher revenues in the first and fourth quarters of our fiscal year. In addition, the deterioration of Brazilian macroeconomic conditions as a result of the COVID-19 pandemic resulted in the reduction of the disposable income of current and prospective customers of our Business Unit 2, leading to the postponement of their residency and post-graduate specialization plans, consequently reducing the demand for our residency preparatory courses and medical post-graduate specialization programs. Uncertainties in relation to the COVID-19 pandemic have also affected the decision to purchase products that are not of primary need for the doctor, especially for post-graduate specialization programs. Regarding the preparatory courses, it is worth adding that there was a drop in demand in the courses with short duration due to the uncertainty on whether there would be exams or any related delays.

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

Because we operate in a highly regulated industry, government agencies, MEC or third parties may conduct inspections, file administrative proceedings or initiate litigation for non-compliance with regulations against us or the institutions we purchase. If the results of these proceedings or litigations are unfavorable to us, or if we are unable to successfully defend our cases, we may be required to pay monetary damages or be subject to fines, limitations, injunctions or other penalties. Even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by these proceedings or to those lawsuits or claims. Administrative proceedings or court actions brought against us may damage our reputation, even if such lawsuits or claims are without merit.

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

Failure to comply with the LGPD may result in formal warnings, public sanctions, the deletion of data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per infraction. LGPD sanctions are expected to go into effect in August 2021.

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

On August 15, 2018, the LGPD was published. Following ratification by Brazil’s President of Converted Law No. 34/2020 relating to Provisional Measure No. 959/2020, the General Personal Data Protection Law became effective as of September 18, 2020, although the penalties established under the General Personal Data Protection Law will become effective as of August 1, 2021 in accordance with Law No. 14,010/2020.

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

If we fail to comply with the LGPD, we and our subsidiaries may also be subject to the following sanctions, on an individual or cumulative basis: (1) warnings; (2) an obligation to disclose the infraction; (3) an obligation to temporarily block and/or delete personal data; and (4) a fine of up to 2% of our revenue or the revenue of our economic group in the most recent fiscal year, excluding taxes, not to exceed R$50.0 million per infraction. In addition, we may be held liable for any individual or collective property and moral damages caused by us and be held jointly and severally liable for any individual or collective property and moral damages caused by our subsidiaries and service suppliers to the extent such damages resulted from non-compliance with the LGPD.

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

Companies subject to the LGPD (including our Brazilian operations) are required to comply with the obligations of the LGPD. Failure to comply with the LGPD may result in formal warnings, public sanctions, the deletion of sensitive data, or the suspension of data processing activities. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per infraction.

A material weakness in our internal control over financial reporting has been identified relating to our information technology general controls, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

After our initial public offering, we became subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. We have incurred and expect to continue to incur additional expenses and to spend significant management time in complying with these requirements.

In addition, these obligations require substantial attention from our senior management and could divert their attention from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business financial condition and operation results.

In connection with the audit of our consolidated financial statements, we identified deficiencies relating to the IT General Controls (ITGCs) which, when aggregated, have been classified as a material weakness. Accordingly, process-level automated controls and IT dependent manual controls, that were dependent upon the information derived from IT systems, were also deemed to be ineffective. This material weakness did not result in a material misstatement in the consolidated financial statements for the year ended December 31, 2020.

During 2020 we have implemented enhanced controls over IT systems, hired experienced personnel to our IT team and effected policies and procedures. Even so, we were not able to mitigate deficiencies relating to the ITGCs. The IT department is already performing reviews of the controls to address the issues related to material weaknesses and expect to conclude the proposed remediation plan during 2021. The focus will be on the implementation of an identity and access management tool (IAM), standardization of logins, implementation of the Segregation of Duties or SOD matrix and improvements in all access granting and recertification processes.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;
•	interest rates and monetary policies;
•	exchange rates and currency fluctuations;
•	inflation;
•	liquidity of the domestic capital and lending markets, in particular in the current context of the COVID-19 pandemic;
•	import and export controls;
•	exchange controls and restrictions on remittances abroad and payments of dividends;
•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;
•	economic, political and social instability, including general strikes and mass demonstrations;
•	the regulatory framework governing the educational industry;
•	labor and social security regulations;
•	energy and water shortages and rationing;
•	commodity prices;
•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in education in the future; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, on October 28, 2018, Jair Bolsonaro won the Brazilian presidential election and took office on January 1, 2019. It is unclear if and for how long the political divisions that arose before the election will continue under President Jair Bolsonaro’s presidency and the effects that such divisions will have on his ability to govern Brazil and implement reforms. The continuation of any such political divisions may result in congressional impasse, political unrest, protests or strikes that materially adversely affect us. In addition, uncertainties relating to the implementation by the new Brazilian government of changes to monetary, fiscal and social security policy and related legislation may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian capital markets.

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

Also, the ongoing COVID-19 pandemic is expected to continue causing a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (1) adversely affect the ability of our students (current and/or prospective) to pay our tuition fees and/or (2) increase our attrition rates.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.3%, 3.7% and 2.9% as of December 31, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 4.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. On February 7, 2018, the COPOM reduced the base interest rate (Sistema Especial de Liquidação e Custódia) or the SELIC rate, to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018, and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019 and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020, to 2.00% on August 5, 2020 and to 2.75% on March 17, 2021. As of the date of this annual report, the SELIC rate is 2.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

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

The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.875 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020. As of April 28, 2021, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.401 per US$1.00, which reflected a 3.9% depreciation in the real against the U.S. dollar since December 31, 2020. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.0% in 2017, a growth of 1.1% in 2018 and 1.1% in 2019 and a contraction of 4.1% in 2020. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally withdrew from the European Union on January 31, 2020. On December 24, 2020, the United Kingdom and the European Commission reached an agreement on the terms of its future cooperation with the European Union. On December 31, 2020, the European Union (Future Relationship) Act was enacted in the United Kingdom. Significant political and economic uncertainty remains about whether the terms of the relationship between the United Kingdom and the European Union will differ materially in practice from the terms before withdrawal. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

In addition, public health crises, pandemics and epidemics, could have a material adverse effect on global, national and local economies, as well as on our business, our subsidiaries and our students by disrupting our activities and delaying transactional activities (including acquisitions). For instance, the outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in the financial markets. The potential impact of a pandemic, epidemic or outbreak of a contagious disease on our subsidiaries and our students is difficult to predict, and could have a material adverse effect on our results of operations and financial condition, as well as heighten the volatility of the price of our Class A common shares. See “—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence.
•	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually.
•	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances.
•	The BB-negative rating was reaffirmed in May 2019 and in 2020, Standard & Poor’s reaffirmed Brazil’s credit rating of BB- with a stable outlook. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening

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

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected, such as in the context of an economic crisis due to the COVID-19 pandemic. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

The Esteves Family and Crescera, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents approximately 92.9% of the voting power of our issued share capital, and control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares and NRE Capital Ventures Limited, or the Esteves Family, and Crescera control our company and beneficially own 51.6% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 92.9% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares trading on NASDAQ, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Esteves Family and Crescera control the outcome of all decisions at our shareholders’ meetings, and are able to elect a majority of the members of our board of directors. They are also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Esteves Family and Crescera may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The decisions of the Esteves Family and Crescera on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In addition, for so long as they beneficially own more than two-thirds of our issued share capital, the Esteves Family and Crescera also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority, of those attending the relevant shareholder meeting, vote).

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

As of April 26, 2021, we have outstanding 45,662,790 Class A common shares and 48,034,315 Class B common shares, that except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares.

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

If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

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

Each Class A common share entitles its holder to one vote per share, and each Class B common share will entitle its holder to 10 votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the 10-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Esteves Family and Crescera) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

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

In light of the above provisions relating to the issuance of additional Class B common shares, the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; as well as the 10-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class equity structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Voting Rights.”

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

Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration or enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

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

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Cash is a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class A common shares, we believe that we were not a PFIC for the taxable year of 2020.

However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirement for PFIC status. Such a U.S. investor may be subject to certain adverse U.S. federal income tax consequences. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Afya Limited is a publicly held company listed on the Nasdaq since July 2019, and therefore subject to certain reporting requirements of the Exchange Act.

We were incorporated on March 22, 2019 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act (as revised) of the Cayman Islands, or the Companies Act.

Our affairs are governed principally by (i) our Memorandum and Articles of Association; (ii) the Companies Act; and (iii) the common law of the Cayman Islands. As provided in our Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our internet address is https://ir.afya.com.br/.

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

We were founded in 1999 with the opening of our first medical school, Centro Universitário ITPAC, by the Esteves Family, a family of medical professionals with a passion for medical education. Since its inception, our focus has been medical and related health courses. As of December 31, 2019, 8,306 physicians had graduated with us since the founding of our predecessor companies. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of December 31, 2020, had over 53,426 students, of which 28,250 were health-related students and 14,851 were non-health related students.

Medcel, that was incorporated to Afya Brazil in 2019, was founded by Dr. Atilio Barbosa in 2004, a pioneer in online medical preparatory courses. In 2007, Medcel launched a proprietary platform to broadcast online classes. Over the years, Medcel evolved from its online platform into an adaptive digital learning environment where students can access digital media, watch medical case studies, listen to podcasts and answer personalized quizzes. Finally, in 2018, Medcel began offering its high-quality tech-enabled content in different formats and to other academic institutions. As of December 31, 2020, Medcel had 13,039 enrolled students and provided residency preparatory courses to six partner institutions, as part of our B2B distribution network.

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

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and were hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Deloy Capobianco Gibbon, has over 11 years of experience in education. Our CFO, Luis André Blanco, has over 10 years of experience as CFO, and Júlio De Angeli, our Continuing Education and Innovation Vice President, has 25 years of experience in education.

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

On October 2, 2020, we announced that the Secretary of Regulation and Supervision of Higher Education of the MEC granted authorization to Afya operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under Mais Médicos II program. This medical school is the first authorized in connection with the “Mais Médicos” program for Afya and will contribute 50 seats to operating seats base. Santa Inês is one of the seven undergraduate campuses Afya was awarded in 2018 in connection with the “Mais Médicos” program, the largest number awarded to any education group.

On December 30, 2020, the Secretary of Regulation and Supervision of Higher Education of the MEC granted the authorization to Afya operate the undergraduate medicine course in Cruzeiro do Sul in the State of Acre, under Mais Médicos II program. This medical school is the second authorized school in connection with the “Mais Médicos” program for Afya and will contribute 50 seats to our operating seats base. Cruzeiro do Sul is one of the seven undergraduate campuses Afya was awarded in 2018 in connection with the “Mais Médicos” program, the largest number awarded to any education group.

On May 9, 2019, we consummated the acquisition of IPEMED, marking our entry into the medical graduate and specialization segment. IPEMED is a leading medical graduate school founded over 13 years ago, with over 1,500 students in seven different campuses.

The acquisitions of PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour and Cliquefarma marked our entry in the digital health services sector, complementing our end-to-end offering to healthcare professionals. For more information on PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour and Cliquefarma, see “—B. Business Overview.”

BR Health Investment in Afya Brazil

In 2016, BR Health (which merged into Afya Brazil on March 29, 2019) acquired a 30% interest in the share capital of Afya Brazil from certain members of the Esteves family (which has since increased to 41.5% following share capital increases and the subscription of new shares by BR Health). The acquisition was secured by the following guarantees by certain members of the Esteves family members (and/or companies controlled by them at the time) in favor of BR Health with respect to certain indemnification obligations of certain members of the Esteves family members: (i) a fiduciary assignment of 70% of certain educational services credit rights of IESVAP up to August 2022, (ii) a pledge of shares pursuant to which Nicolau Carvalho Esteves pledged 308,998 common shares owned by him in Afya Brazil, and Rosângela de Oliveira Tavares Esteves pledged 92,859 common shares owned by her in Afya Brazil, valid up to April 2024 and which can be partially released on certain dates subject to certain conditions being met, and (iii) mortgages (hipotecas) over land located in Araguaína and Porto Nacional in the State of Tocantins. Certain of the guarantees were amended in 2018 to cover certain Esteves family indemnification obligations in connection with the IPTAN and IESVAP transactions.

On March 28, 2019, prior to the merger of BR Health into Afya Brazil, BR Health assigned the guarantees described above to Crescera, and Crescera and certain members of the Esteves family renegotiated the guarantees, which are composed of: (i) a pledge of shares pursuant to which Rosângela de Oliveira Tavares Esteves pledged 2,497,275 shares owned by her in Univaço Patrimonial Ltda., (ii) mortgages (hipotecas) over land located in Araguaína and Porto Nacional in the State of Tocantins, and (iii) a fiduciary assignment of land located in Parnaíba, in the State of Piauí, and in Palmas, in the State of Tocantins.

Our Pre-IPO Corporate Reorganization

Prior to the consummation of our initial public offering, certain members of the Esteves Family, Crescera, other members of the Esteves family and the other shareholders of Afya Brazil, or the Afya Brazil Minority Shareholder Group, contributed all of their shares in Afya Brazil to us. In return for this contribution, we issued 58,485,140 new Class B common shares to Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and Crescera and 17,370,248 new Class A common shares to the other members of the Esteves family and the Afya Brazil Minority Shareholder Group, in each case in a one-to-28 exchange for the shares of Afya Brazil contributed to us.

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controlled Guardaya), and Guardaya (which owns 100% of Medcel Editora and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A., or UEPC, a medical school located in the Federal District.

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

Post-IPO Acquisitions

Please see “—Business Overview—Our Recent Acquisitions”

SoftBank Investment

On April 26, 2021, we announced that the SoftBank Latin America Fund, or SoftBank, has agreed to purchase R$822 million, equivalent to US$150 million, of Afya’s Series A perpetual convertible preferred shares set forth on the Company's relevant certificate of designations, subject to customary closing conditions.

In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and the Esteves Family have agreed to sell 2,270,208 Class A common shares to SoftBank. In connection with such sale, Paulo Passoni from SoftBank will be appointed as a board member of Afya within the next 30 days.

The key terms of the perpetual convertible preferred shares are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. Dollar in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A Preference Shares into 5,917,888 common shares, established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied.

SoftBank and its affiliates will beneficially own approximately 8.4% of the total shares of the company (on an as-converted basis for the Series A perpetual convertible preferred shares).

Principal Capital Expenditures

We made capital expenditures (consisting of purchase of property and equipment and intangible assets) of R$137.6 million, R$121.7 million and R$21.7 million in 2020, 2019 and 2018, respectively. During these years, our capital expenditures mainly included expenditures related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, the integration of our acquisitions, the implementation of our shared services center, and the development of the project that led to the certification of seven new greenfield medical schools as part of the “Mais Médicos” program.

For 2021, we have budgeted capital expenditures of R$157.1 million, mostly to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements may be adjusted from time to time as they depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, the continued market acceptance of our products, and any impact on our business of the COVID-19 pandemic and measures taken in response. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

B.       Business Overview

We are the leading medical education group in Brazil based on number of medical school seats, as published by MEC as of December 31, 2020 delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, medical post-graduate specialization programs and continuing medical education activities, or CME, including through digital health services.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

We have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 12 Brazilian states, and our digital medical platform is available across Brazil. As of December 31, 2020, our network of 24 undergraduate and graduate medical school campuses consisted of 19 operating units (units that have been approved by MEC and that have commenced operations) and five approved units (units that have been approved by MEC but that have not yet commenced operations), compared to 12 and 9 operating units as of December 31, 2019 and as of December 31, 2018, respectively. As of December 31, 2020, our network of 2,143 medical school seats consisted of 1,893 operating seats (seats that have been approved by MEC and that have commenced operations) and 250 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 1,222 and 917 operating seats as of December 31, 2019 and as of December 31, 2018, respectively. We plan to expand our network by opening, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, the seven approved medical school campuses we were awarded in connection with the “Mais Médicos” program (the Brazilian federal government initiative to reduce shortages of doctors in the most underserved and vulnerable regions of Brazil) by December 31, 2021, taking our total to 24 operating medical school campuses in 12 Brazilian states and approximately 2,143 available medical school seats per year.

Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical postgraduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

The acquisition of PEBMED, Medphone, iClinic, Medicinae, Medical Harbour and Cliquefarma marked our entry in the digital health services sector, complementing our end-to-end offering to healthcare professionals.

Through PEBMED, we acquired three different products: (i) Whitebook, a mobile and web application that assists doctors and medical professionals in clinical daily decision-making; (ii) Nursebook, a mobile application that assists nurses in clinical decision-making; and (iii) Portal PEBMED, a website that offers free content, including opinions, papers and updates in connection with medical news and scientific publications. PEBMED has more than 162,000 monthly active users on the Whitebook and Nursebook platforms and approximately 4 million monthly visitors to Portal PEBMED. The acquisition expanded our products and services offerings and offers significant cross-sell and upsell opportunities.

MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis. MedPhone has more than 175,000 registered users and more than 58,000 monthly active users, with a NPS of 75. The app has more than 9,100 reviews in the AppStore with a 4.9 out of 5 score.

iClinic is a SaaS model physician focused technology company and one of the leading medical practice management software in Brazil. They seek to empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. Their portfolio includes: (i) Electronic Medical Record: first electronic medical record as a SaaS model in Brazil focused on the physician experience; (ii) Clinical Management System: with this software doctors can schedule patients online, organize their financial records, use marketing tools to promote their clinics and others; (iii) Telemedicine: platform to provide online consultations fully integrated with doctor’s schedule and records; and (iv) Physicians Marketplace: website that connects doctors and patients to schedule consultations.

As of December 31, 2020, the software had more than 10,200 monthly active users. The platform is currently used for more than 852,000 medical consultations per month, which around 5,450 were through telemedicine and prescribed more than 363,500 electronic medical prescriptions and 69,000 image exams and lab tests per month. The database created in the platform through this performance has more than 19 million registered patients.

Medicinae is a healthcare technology company specialized in healthcare payments and financial services. It offers a financial platform that allows healthcare professionals to manage receivables in an efficient and scalable way using FIDC (receivables investment fund). We believe Medicinae relieves a number of challenges in the healthcare payments industry, by reducing long payment cycles for professionals and consolidates financial information, improving the consumer financial experience. Medicinae has more than 1,440 registered users.

Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources: (i) educational health solutions: Athena Hub specialized in anatomy was created to support dynamic teaching and allow physicians, teachers and students to interact and manipulate a real human body on a digital platform. Considering the high prices, restriction policies and difficulty on maintaining a human body for anatomy classes, Athena Hub allows students to interact with a digital human body instead of the aged and degenerate bodies for educational purposes. The solution count with virtual body, anatomy modules, and real exam analysis with photorealistic rendering. Over 50 universities in Brazil are using the solution; and (ii) medical imaging solutions: Athena DICOM and MH Cloud specialized in medical imaging with a range of products that simplifies radiology and teleradiology. Allow physicians to visualize, manipulate, share and store medical imaging with the certification of ANVISA (Brazilian Health Agency). The solution has over 54,200 downloads in 180 countries.

Cliquefarma is a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. Users of Cliquefarma can search for medications or healthcare products and compare prices from over 5,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their ads. In 2020, Cliquefarma generated traffic of 20 million visitors.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions in 2020, 2019 and 2018 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

As of December 31, 2020, we had 36,206 enrolled students, compared to 23,969 enrolled students as of December 31, 2019, representing an increase of 51.1% for the period, and compared to 19,720 enrolled students as of December 31, 2018, representing an increase of 21.5% for the period.

Our business model is characterized by high revenue visibility and operating leverage. Over 90% of our historical revenue for the years ended December 31, 2020, 2019 and 2018 was composed of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 54.0% of our total growth in terms of net revenue in 2020, 62.0% of our total growth in terms of net revenue in 2019 and 64% of our total growth in terms of net revenue in 2018) and (ii) organic growth (which represented approximately 46.0% of our total growth in terms of net revenue in 2020, 39.0% of our total growth in terms of net revenue in 2019 and 36% of our total growth in terms of net revenue in 2018), has led to growth, profitability and cash generation:

•	Our net revenue totaled R$1,201.2 million, R$750.6 million and R$333.9 million in 2020, 2019 and 2018, respectively, representing a compound annual growth rate, or CAGR, of 89.7% since 2018;
•	Medical schools tuition fees represented 73.7%, 69.3% and 73.3% of our historical undergraduate programs combined tuition fees in 2020, 2019 and 2018, respectively. The average monthly ticket for medical school tuition fees was R$7,975 for year ended December 31, 2020, which represents an increase of 9.1% from R$7,311 for year ended December 31, 2019, which represents an increase of 23.4% from the R$6,269 average monthly ticket for medical school tuition fees for the year ended December 31, 2018;
•	Residency preparatory course, continuing medical education, medical post graduate specialization programs offerings and digital services totaled R$200.3 million and R$100.8 million in net revenue for the years ended December 31, 2020 and 2019, respectively;
•	We generated net income of R$308.0 million, R$172.8 million and R$94.7 million in 2020, 2019 and 2018, respectively, representing a CAGR of 80.3% since 0218;
•	Our Adjusted EBITDA totaled R$563.1 million, R$331.2 million and R$119.9 million in 2020, 2019 and 2018, respectively, representing a CAGR of 116.7% since 2018;
•	Our Operating Cash Conversion Ratio was 75.7%, 100.5% and 75.1% for the years ended December 31, 2020, 2019 and 2018, respectively.

Quality is a cornerstone of our value proposition. As of December 2020, our average Institutional Concept score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 4.4 on a scale of 1 to 5, compared to the Brazilian average of 3.5.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of certain of these campuses was subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, two of these campuses are already in operation. See “Item 4. Information on the Company—Business Overview—Our Geographic Presence.”

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

Our recent acquisitions include:

IPTAN and IESVAP

On January 11, 2018, certain members of the Esteves family, BR Health and Afya Brazil entered into an investment and purchase agreement providing for (a) an initial Afya Brazil capital increase which was paid: (i) by certain members of the Esteves family with the contribution of the ownership interest held by certain members of the Esteves family in IPTAN and IESVAP in an amount equal to R$11.6 million; and (ii) by BR Health through a cash contribution in an amount equal to R$55.0 million, followed by (b) a sale by certain members of the Esteves family to BR Health of shares in Afya Brazil for a purchase price equal to R$37.5 million. The transaction was consummated on April 26, 2018 and the aggregate purchase price was R$200.3 million.

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

The purchase price paid by Afya Brazil amounted to R$133.0 million, of which (i) R$80.1 million was paid in cash on the acquisition date; and (ii) R$18.2 million was paid in June 2019 (iii) R$18.7 million was paid in December 2019 and (iv) R$19.1 million was paid in June 2020, as adjusted by the SELIC rate.

Medcel

On March 29, 2019, (i) BR Health, a wholly-owned subsidiary of Crescera that controlled Guardaya; and (ii) Guardaya which owns 100% of Medcel Editora and CBB Web, were merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Guardaya, Medcel Editora and CBB Web shares. In connection with this transaction, 15% of UEPC’s shares were also acquired by Afya Brazil. Afya Brazil issued 378,696 Class B common shares as a consideration for the interest held by Crescera in BR Health and Guardaya. The fair value of the purchase consideration was R$259.1 million.

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

FASA

On February 12, 2019, Afya Brazil entered into a purchase agreement with the shareholders of FASA providing for the acquisition of 90% of FASA by Afya Brazil. FASA is a post-secondary education institution with campuses located in the States of Bahia and Minas Gerais. It offers on-campus postsecondary undergraduate courses in medicine. The FASA transaction was consummated on April 3, 2019. The purchase price was R$201.6 million, of which (i) R$102.3 million was paid in cash on the acquisition date; (ii) R$ 39.7 million was paid in April 2020; (iii) R$29.8 million was paid in April 2021; and (iv) R$29.8 million is payable in April 2022, adjusted by the IPCA rate plus 4.1% per year and customary purchase price adjustment mechanisms. On June 14, 2019, we concluded the roll-up of the minority shareholders of FASA to Afya Brazil.

IPEMED

On May 9, 2019, Afya Brazil acquired control of IPEMED, through the acquisition of 100% of its shares. IPEMED is a post-secondary education institution with campuses located in the States of Bahia, Minas Gerais, Rio de Janeiro, São Paulo and in the Distrito Federal. It focuses on medical graduate programs. The purchase price was R$97.5 million, of which: (i) R$ 25.0 million was paid in cash as advance through April 2019; (ii) R$27.2 million was paid in cash on the acquisition date; and (iii) R$45.3 million is payable in five annual installments due from February 2020 through February 2024 adjusted by the CDI rate and customary purchase price adjustment mechanisms.

IPEC

On August 13, 2019, Afya Brazil acquired 100% of the share capital of IPEC, which at the time of the acquisition was a non-operational post-secondary education institution with governmental authorization to offer on-campus, post-secondary undergraduate courses in medicine in the State of Pará. The acquisition contributed approximately 120 medical seats to Afya. IPEC became operational in September 2019.

The aggregate purchase price was R$108 million, of which: (i) R$54 million was paid in cash on the transaction closing date, and (ii) R$54 million is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date. In August 2020, we paid R$28.1 million, adjusted by the CDI rate.

UniRedentor

On January 31, 2020, we acquired 100% of UniRedentor. UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rio de Janeiro. UniRedentor also offers other health-related undergraduate degrees and graduate programs in medicine and health, as well as other courses.

The aggregate purchase price of R$214.6 million was adjusted by R$4.5 million and was comprised by: (i) R$114.6 million paid in cash on the acquisition date; and (ii) R$100 million payable in five equal installments from January 2021 to July 2024, adjusted by the CDI rate. The purchase consideration adjustment of R$4.5 million was deducted from the first installment paid in January 2021.

The acquisition contributed 112 medical school seats to us, with a potential 44 additional medical school seats subject to approval by MEC.

UniSL

On May 5, 2020, we acquired 100% of the total share capital of UniSL. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine in the State of Rondônia. UniSL also offers other health-related undergraduate degrees.

The aggregated purchase consideration of R$201.5 million was adjusted by R$7.8 million, of which: (i) 70% paid in cash on the transaction closing date; and (ii) 30% payable in cash in three equal installments through 2023, adjusted by the CDI rate. The purchase consideration adjustment of R$7.8 million will be deducted from the first installment due in May 2021.

The acquisition contributed 182 medical school seats to us. There are 100 additional seats still pending approval that, if approved by MEC, will result in a potential additional payment by us of up to R$80.0 million, adjusted by the CDI rate.

PEBMED

On July 20, 2020, we acquired 100% of the total share capital of PEBMED. PEBMED offers content and clinical tools for healthcare professionals, including mobile and web apps. The original purchase price of R$ 132.9 million was adjusted by R$0.03 million and was comprised by: (i) R$115.3 million paid in cash on the acquisition date; and (ii) R$ 17.5 million was paid with Afya Brazil’s shares which were afterwards contributed to us in exchange of issuance of 141,976 of our shares. The price multiple is equivalent to four times PEBMED’s annual recurring revenue.

This acquisition will contribute to the development and expansion of our online services, increasing our monthly active users and bringing active physicians to our digital platform.

FESAR

On November 3, 2020, we acquired, through Afya Brazil, 100% of the total share capital of FESAR. FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará.

The aggregate purchase price was R$260.8 million, including the CDI rate adjustment from the signing date and the real state of the operation, estimated at R$17.3 million, of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$1.5 million and was paid on February 25, 2021. This acquisition contributed 120 medical school seats to us.

MedPhone

On November 4, 2020, Afya Brazil concluded the acquisition of 100% of the total share capital of MedPhone. The net purchase price was R$6.4 million, and was paid in cash on the acquisition date. MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis. MedPhone has more than 175,000 registered users and more than 58,000 monthly active users, with a NPS of 75. The app has more than 9,100 reviews in the AppStore with a 4.9 out of 5 score.

The integration of MedPhone’s clinical decision software with PEBMED will create great synergy and allow us to offer both products through the same platform.

FCMPB

On November 9, 2020, we acquired, through Afya Brazil, 100% of the total share capital of FCMPB. FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba.

The total net purchase price of R$379.9 million was adjusted to R$378.8 million and comprised (i) R$189.9 million paid in cash on the transaction closing date, and (ii) R$188.9 million payable in cash in four equal installments through 2024, adjusted by the CDI rate. The acquisition contributed 157 medical school seats to us.

iClinic

On January 21, 2021, we completed the acquisition of 100% of the total share capital of iClinic, through our wholly-owned subsidiary Afya Brazil. iClinic is a SaaS model physician focused technology company and the leading practice management software in Brazil. This software empowers doctors to be more independent and have more control over the non-medicine aspect of their practices by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare. The aggregate purchase price was R$182.7 million, of which: (i) 61.5% was paid in cash, and (ii) 38.5% was paid in Afya’s shares.

Medicinae

On March 25, 2021, we acquired 100% of the total share capital of Medicinae, through our wholly-owned subsidiary Afya Brazil. Mediciane is a healthcare technology company specialized in healthcare payments and financial services. It offers a financial platform that allows healthcare professionals to manage receivables in an efficient and scalable way using FIDC (receivables investment fund). We believe Medicinae relieves a number of challenges in the healthcare payments industry, by reducing long payment cycles for professionals and consolidates financial information, improving the consumer financial experience. Medicinae has more than 1,440 registered users. The aggregate purchase price was R$5.6 million of which 100% paid in cash on March 25, 2021. An earn-out of R$4.4 million is payable in connection with product development goals for 2021 and revenue achievements for 2022.

Medical Harbour

On April 8, 2021, we announced the acquisition of 100% of the total share capital of Medical Harbour, through our wholly-owned subsidiary Afya Brazil. Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price was R$5 million of which 100% paid in cash on April 8, 2021. An earn-out of R$9 million may be payable related to product development goals for 2021/2022 and revenue achievements for 2023.

Cliquefarma

On April 16, 2021, we announced the acquisition of 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. Users of Cliquefarma can search for medications or healthcare products and compare prices from over 5,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their ads and in 2020 Cliquefarma generated traffic of 20 million visitors. The aggregate purchase price was R$19 million of which 84.2% paid in cash and 15.8% paid in Afya’s shares. An earn-out of R$3 million may be payable related to product development.

Expected Acquisitions

SPES

On October 22, 2020 we entered into a purchase agreement for the acquisition, through our wholly-owned subsidiary Afya Brazil, of 100% of the total share capital of SPES, which includes UNIFIPMoc and Fip Guanambi. The aggregate purchase price is R$360.0 million, adjusted by the Net Debt at the closing date, of which 100% is payable in cash on the transaction closing date. UNIFIPMoc and Fip Guanambi are a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the States of Minas Gerais and Bahia. The acquisition will contribute 160 medical school seats to Afya, increasing Afya’s total medical school seats to 2,303. There are 40 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$50 million. The transaction is expected to close in the second quarter of 2021.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil, we are able to identify trends and adapt our services accordingly;
•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;
•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;
•	We have the largest operating infrastructure in medical education in Brazil, with more than 430 partner teaching hospitals and clinics and almost 200,000 physicians and specialists in our ecosystem;
•	We have developed the first instructional medical web series created globally, and we have completed the first two seasons and have already begun working on the third season;
•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation;
•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model; and
•	We started offering content and clinical tools for healthcare professionals, including mobile and web apps.

High-quality standards

Quality is a cornerstone of our value proposition. Our operating infrastructure and innovative methodological approach has achieved high levels of satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. According to Educainsights, our Net Promoter Score, or NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, was 42 for medical students that graduated more than five years ago, 34 for medical students that graduated more than two years ago and less than five years ago, and 54 for medical students that graduated less than two years ago. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical careers of our students. Additionally, as of December 31, 2020, our average Institutional Score (Conceito Institucional), which is measured and published by MEC, and is based on certain institutional planning and development, academic and management criteria, was 4.3 on a scale of 1 to 5, compared to the Brazilian average of 3.5. See “Item 4. Information on the Company—Business Overview—Regulatory Overview—Regulatory Processes of Post-secondary Education Institutions—Accreditation of Post-secondary Education Institutions and Authorization and Recognition of Programs” for further information on the Conceito Institucional.

In addition, through our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services offered by Medcel, third-party medical schools proactively contact it seeking to adopt Medcel’s medical education content to improve their medical students’ learning experience and academic scores. As of December 31, 2020, six third-party schools had adopted Medcel’s medical education content compared to approximately nine as of December 31, 2019.

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, calculated as the sum of sales and marketing and personnel expenses divided by student additions, which were approximately R$2,488, R$1,900 and R$1,300 per student as of December 31, 2020, 2019 and 2018, respectively, high occupancy rates of approximately 100% of medical seats in our medical schools as of December 31, 2020, 2019 and December 31, 2018, and strong operating cash conversion of 75.7%, 100.5% and 75.1% as of December 31, 2020, December 31, 2019 and December 31, 2018, respectively. As of December 31, 2020, our Life Time Value (LTV) was R$286,227, calculated as the sum of R$47,704 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year). As of December 31, 2019, our Life Time Value (LTV), calculated as the sum of R$55,463 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year), was R$332,777. As of December 31, 2018, our Life Time Value (LTV), calculated as the sum of R$54,396 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year), was R$326,376.

Contracted growth: We have contracted growth visibility into medical schools that are in the initial six years of operations as a result of the six-year maturation cycle of our medical school seats.

This cycle begins when a medical school becomes operational, with a first year medical school class that progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats). Since the maximum number of medical seats per medical school is set by regulation, the only way to grow our medical school seats, and thus our numbers of enrollments, is through acquisitions or starting new medical schools. As of December 31, 2020, we had 2,143 approved medical school seats out of an expected total capacity of 15,430 medical school enrollments by 2027, which gives us visibility as to the growth potential of our revenues over the period. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation.”

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

Our integration model is composed of four stages:

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

In 2020, 2019 and 2018, we successfully acquired or invested in a total of 17 companies, increasing our number of medical schools seats, expanding into new medical education segments and integrating new technologies that allow us to innovate and enhance our value proposition to lifelong medical learners. As of the date of this annual report, we have fully integrated the operations of 11 of our acquisitions with our existing business. We are in the process of integrating the operations of some of our acquisitions carried out in 2020 and 2021 (UniSL, PEBMED, FESAR, MedPhone, FCMPB, iClinic, Medicinae, Medical Harbour and Cliquefarma), the integration of which we expect to complete by 2021.

Our limited operating history as a consolidated company and our recent acquisitions entail a number of challenges, such as effectively integrating the operations of any acquired companies with our existing business and managing a growing number of campuses. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of campuses may adversely affect our strategic objectives” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our limited operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.”

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of knowhow and expertise in the education sector. Our internal satisfaction survey conducted in 2019 showed employee satisfaction levels of 81.5 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development, and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

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

Since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and thus our number of enrollments, is through acquisitions or starting new medical schools. Assuming full compliance with applicable regulations and that our seven new “Mais Médicos” campuses mature as expected with 50 medical seats for each campus, we estimate reaching a total medical student base of 15,430 students by 2027. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

Open new campuses in connection with the “Mais Médicos” program

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, MEC had inspected two of the campuses, and the final verification was published in (i) October 2020 for ITPAC Santa Inês; and (ii) December 2020 for ITPAC Cruzeiro do Sul.

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

Cross sell across our existing medical student base

Because our solutions target the lifelong education journey of medical students, we have identified an opportunity to increase student enrollments at a low marginal cost driven by cross-selling opportunities, such as increasing the number of former undergraduate students subscribing to our medical residency exam solutions and the number of former undergraduate and/or medical residency students applying to our graduate and CME courses.

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

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering and/or enhance our product portfolio, such as digital content platforms, continuing medical education institutions and other medical certification companies, among others. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time. We believe that we have developed a strong capability and track record of acquisitions. In 2021 to date, we acquired or invested in four companies. The acquisitions of SPES, the conclusion of the transaction is subject to customary conditions precedent, will increase our total number of approved medical school seats to 2,303 from 2,143 as of December 31, 2020. In 2020, we acquired or invested in six companies and agreed to acquire two companies, which increased our medical school seats by more than 36% over the year. In 2019, we acquired or invested in six companies, which increased our medical school seats by more than 33% over the year. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of IPEMED, enabled us to enter the graduate and specialization courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

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

As of December 31, 2020, our network consisted of a total of 26 undergraduate and graduate campuses, composed of (i) 24 undergraduate medical school campuses, 19 of which are operating units (units that have been approved by MEC and that have commenced operations) and five of which are approved units (units that have been approved by MEC, but that have not yet commenced operations), (ii) six graduate campuses that offer medicine- and health-related courses, and (iii) four campuses that offer non-medicine, non-health-related undergraduate courses. We plan to expand our network by opening the five approved undergraduate medical school campuses we were awarded in connection with the “Mais Médicos” program by 2021. As of December 31, 2020, we had 13,039 students enrolled in our online prep-courses spread across Brazil.

The chart and table below illustrate our current footprint of undergraduate and graduate medical schools.

	School	City	State	Medical Seats	Years of Operation(1)
Pre-2018 acquisitions	ITPAC Porto Nacional	Porto Nacional	Tocantins	120	>6
	ITPAC Araguaína	Araguaína	Tocantins	80	>6
	UNIVAÇO	Ipatinga	Minas Gerais	100	>6
	ITPAC Palmas	Palmas	Tocantins	120	1.5

2018 acquisitions	IPTAN	São João Del Rei	Minas Gerais	49	4
	IESVAP	Parnaíba	Piauí	80	4
	CCSI	Itajubá	Minas Gerais	87	>6
	IESP	Teresina	Piauí	171	>6
	FADEP	Pato Branco	Paraná	110	2

2019 acquisitions	FASA(2)	Vitória da Conquista	Bahia	100	4
		Itabuna	Bahia	85	1
		Montes Claros	Minas Gerais	N/A	N/A
		Sete Lagoas	Minas Gerais	N/A	N/A

	IPEMED	Salvador	Bahia	N/A	N/A
		Brasília	Distrito Federal	N/A	N/A
		Belo Horizonte	Minas Gerais	N/A	N/A
		Rio de Janeiro	Rio de Janeiro	N/A	N/A
		São Paulo	São Paulo	N/A	N/A

	IPEC	Marabá	Pará	120	>1

2020 acquisitions(5)	UniRedentor	Itaperuna	Rio de Janeiro	112(3)	>4

	UniSL	Porto Velho	Rondonia	182(4)	>6

	FESAR	Redenção	Pará	120	3

	School	City	State	Medical Seats	Years of Operation(1)

	FCMPB	João Pessoa	Paraíba	157	3

“Mais Médicos”(6)	ITPAC Santa Inês	Santa Inês	Maranhão	50	1
	ITPAC Cametá	Cametá	Pará	50	0
	ITPAC Cruzeiro do Sul	Cruzeiro do Sul	Acre	50	1
	ITPAC Itacoatiara	Itacoatiara	Amazonas	50	0
	ITPAC Manacapuru	Manacapuru	Amazonas	50	0
	ITPAC Abaetetuba	Abaetetuba	Pará	50	0
	ITPAC Bragança	Bragança	Pará	50	0

(1)	Schools with six or more years of operations are considered fully matured.
(2)	FASA’s assets located in the cities of Montes Claros and Sete Lagoas, both in the State of Minas Gerais, were spun-off and transferred to ESMC.
(3)	Additional 44 medical school seats are subject to approval by the MEC.
(4)	Additional 100 medical school seats are subject to approval by the MEC.
(5)	2020 acquisitions does not include the acquisition of SPES, which, as of the date of this annual report, remain subject to customary conditions precedent.
(6)	Five campuses expected to open by 2021 subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. Number of medical seats are anticipated.

Industry Overview

Introduction to Brazil’s education environment

Brazil’s education environment has become increasingly open to private capital. At the same time, the government has continued to play an important role through the municipalities, states, and federal government.

Post-secondary education

Higher education in Brazil differs significantly from pre-secondary education. The majority of higher education schools are under private management and account for approximately 88% (both for profit and nonprofit) of all higher education institutions. Higher education institutions are divided into three categories depending on the number of courses they offer, seniority of the teaching staff, and amount of research they conduct: they can be classified as colleges, university centers or universities. Typical post-secondary programs take between four to six years to complete. While some courses in these programs only occur during a certain period of the day (i.e., morning, afternoon, or evening), others are offered as full day courses. Tuition is paid on a monthly basis, primarily out of pocket by students and their families. Government financing is available, but not easily accessible. The main programs are FIES and PROUNI, which together accounted for 40% of total financing in 2014 prior to more regulated policies in recent years.

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

With the increase in annual offerings through “Mais Médicos,” the MEC announced on April 5, 2018, that the government had decided to freeze the new offering of medical seats for a period of five years. The decision was based on the previously defined target of at least 11,000 annual medical seats, which according to WHO had already been achieved.

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

From 2010 to 2020, first year enrollments in private medical schools have increased by 17,629, representing a 5.4% CAGR, compared to an additional 3,358 public medical first year enrollments during that period.

According to Demografia Médica, the number of physicians in Brazil increased from 320,477 to 500,000 from 2010 to 2020, representing a 56.0% increase. With that demand in place, a supply of new healthcare professionals is expected to keep growing to keep up with the increased demand for public and private health services.

By 2023 the total number of physicians in Brazil is expected to increase to 527,059 professionals, implying 2.44 doctors per 1,000 inhabitants, compared to the current level, below 2.2 doctors per 1,000 inhabitants. At the same time, the number of events per doctor is expected to slightly increase, driven primarily by the suppressed demand related to the public sector, with total events per doctor expected to reach 4,665 from the current 4,518.

Projection of the ratio of events per doctor in Brazil (2018 to 2023)

Source: IBGE, INEP, and third-party consulting firm analysis.

Brazil is not expected to reach an excess supply of physicians through 2028, even considering the increasing number of medical graduates over the next 10 years.

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

Population distribution by age group—Brazil

Source: IBGE

Increase of medical services demand

The long-suppressed demand for health services in Brazil is expected to continue to increase given demographic changes in Brazil as well as a larger portion of the population being able to access private healthcare services. As of December 31, 2020, Private Health Insurance penetration in Brazil reached 24.2%, according to data from ANS. This is lower than countries such as Germany, Australia and the United States, which according to the OECD have 33.9%, 54.9% and 63.0% penetration, respectively.

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

Even with the expected increase in physicians over the next 10 years, Brazil’s medical density is expected to remain low when compared to developed countries, and is not expected to achieve the average medical density of the OECD.

Distribution of doctors according to Brazilian states—2018

Distribution of doctors according to Brazilian states—2018

1.56
(816)
1.05
(841)
1.19
(4,844)
0.97
(8,090)
0.87
(6,096)
1.4 (12,652)
1.65 (5,792)
1.68 (6,753)
1.73 (16,381)
1.2
(3,860)
1.36 (4,575)
1.66 (3,806)
1.67
(2,583)
1.16
(966)
1.52
(2,744)
1.63
(5,436)
1.35
(20,708)
4.3 (13,215)
1.97
(13,360)
2.3
(48,660)
2.04
(5,525)
2.8
(126,687)
2.4 (9,645)
3.5 (59,366)
2.09
(23,661)
2.3 (15,838)
2.6 (28,931)
Doctors/1000 habitants
0 – 1.35
1.36 – 1.66
1.67 – 2.17
2.18 – 4.35

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

Both graduate and other CME courses are expected take advantage of the increasing graduation rates in Brazil, which are expected to add more than 130,000 new physicians over the next five years, in addition to the current 454,848 doctors that are expected to continue to access this market.

Projection of the number of doctors in Brazil (2018 to 2023)

Source: Scheffer M. et al., Demografia Médica no Brasil 2018, third-party consulting firm analysis

Technological innovation driving enhancements to medical education

Technology has played a central role in shaping the medical profession. However, regulations coupled with restrictive characteristics of medical education hinder the ability of undergraduate distance learning programs to expand in Brazil. However, the residency preparatory market has rapidly shifted towards a more technological approach. Tech enabled features are promoting distance learning to spread within the sector, primarily because they facilitate enhanced student access to educational content.

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

Market assessment and forecasts on medical education

Medical schools

There are currently 337 medical schools in Brazil, of which 60% are private and 40% are governmentally run, according to MEC. In terms of student seats, the relative distribution is comparable: 68% are private while 32% are governmentally run. The market is also highly fragmented. A student that begins a medical school program at the age of 18 would typically be expected to complete the program at 24 years old.

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

Total health education market potential

Considering all medical segments combined, there was an addressable market related to medical careers of approximately R$16.4 billion as of December 31, 2018 and encompassing over 700,000 lifelong medical learners, composed of:

•	a R$10.0 billion addressable medical school market, calculated as (i) the number of medical student enrollments totaling 108,000, based on historical enrollment trends, and the addition of new medical schools seats (as published by the MEC), multiplied by (ii) the estimated R$92,400 average annual tuition per student, based on an average of the annual tuition fees charged by private medical schools in Brazil;
•	a R$1.0 billion addressable residency preparatory courses market, calculated as (i) the number of medical residency candidates totaling 71,000, based on historical medical school graduation records and the number of medical school residency candidates (as published by the MEC), multiplied by (ii) the estimated R$15,000 average annual course fees per candidate, based on an average of the annual course fees charged by the four largest residency preparatory course providers in Brazil;
•	a R$3.7 billion addressable medical specialization courses market, calculated as (i) the number of physicians seeking specialization courses totaling 76,600, based on historical medical school graduation and medical specialization course enrollment records (as published by the MEC), multiplied by (ii) the estimated R$48,800 average annual course fees per physician, based on an average of the annual course fees charged by the four largest medical specialization course providers in Brazil; and
•	a R$1.6 billion addressable continuing medical education, or CME, market, calculated as (i) the number of physicians seeking CME courses totaling 454,848, based on the number of active physicians in Brazil (as published by the Brazilian Medical Association (Associação Médica Brasileira)), multiplied by (ii) the estimated R$3,500 annual average amount spent per physician on CME courses, based on the findings of a primary survey conducted by a third-party consulting firm.

The total addressable market is expected to grow to R$31.6 billion and to over 910,000 lifelong medical learners by 2023. If the other health-related non-medical courses are added to this figure, the addressable market increases to R$34.3 billion in 2018 and a projected R$64.9 billion in 2023.

Market Opportunity

According to a third-party consulting firm, the total addressable market for the medical and healthcare career segment in Brazil was R$66.5 billion as of March 31, 2020, composed of (i) a R$14.0 billion medical school market, (ii) a R$1.5 billion residency preparatory courses market, (iii) a R$4.8 billion medical specialization courses market, (iv) a R$1.8 billion continuing medical education market, (v) a R$23.0 billion other health courses market and (vi) a R$21.4 billion medical digital services market. We estimate that we currently capture approximately 1.5% of the total addressable market based on our net revenue for the last 12 months ended in June 30, 2020. This market encompasses over 800,000 lifelong medical learners in Brazil, composed of 136,000 medical students, 91,000 students seeking residency preparatory courses, 90,000 and 500,000 physicians seeking to enroll in specialization courses and CME, respectively, and 1,680,000 students in other health courses.

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

Additionally, given our end-to-end and physician-centric ecosystem, our strong business model, and our reputation for quality, we believe that we are well positioned to take advantage of the favorable growth dynamics of the medical education market in Brazil. According to a third-party consulting firm, the total addressable market for medical education is expected to grow at a CAGR of 10.4% from 2020 to 2025, reaching R$23.0 billion in 2025. Including other healthcare education services, the addressable market is expected to grow at a CAGR of 9.6% in the same period, reaching R$105.3 billion by 2025.

Information	Medical School	Preparatory Courses for Residency	Specialization Courses	Continuing Medical Education	Other Health Courses	Medical Digital Services	Total
Total market (2020)(1) R$ billion	14.0	1.5	4.8	1.8	23.0	21.4	66.5
Total market (2025)(1) R$ billion	23.0	3.0	9.1	3.0	35.0	32.2	105.3
CAGR (5 years)	10.4%	14.9%	13.6%	10.8%	8.8%	8.5%	9.6%
AVG Ticket (2020)(1) R$	103,000	16,000	53,000	3,900	14,000
Total number of students (2020)(1)	136,000	91,000	90,000	500,000	1,680,000
Total number of students (2025)(1)	171,000	143,000	142,000	600,000	2,110,000
Afya’s market share (2020)(2)	6.7%	12.6%	5.0%	—	—

Source: Third-party consulting firm as of March 31, 2020.

(1)	Estimated by the third-party consulting firm.
(2)	Afya’s total students / total number of students 2020, by segment.

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

over 65 should double from 7% of the total population in 2012 to 14% of the total population in 2033. This has led to, and is expected to continue to drive, increased demand for healthcare professionals. In addition, private healthcare spending and public healthcare spending in Brazil grew at a CAGR of 14.0% and 11.8%, respectively, from 2010 to 2015, primarily due to an increase in demand for medical services as a result of an aging population and an increase in average household income. These trends have continued since 2015 to date.

•	Shortage of medical professionals in Brazil: There is a shortage of medical professionals in Brazil, primarily due to the uneven socioeconomic environment. On average, Brazilian cities with less than 50,000 inhabitants, which corresponds to approximately 90% of all cities in Brazil, have less than one physician per 1,000 residents. Brazil is expected to have an average of 3.07 physicians per 1,000 inhabitants by 2028, below the 3.4 average for 2018 of Organization for Economic Cooperation and Development, or OECD, countries.
•	Attractive financial incentives: The medical profession is lucrative. Medical professionals are highly employable, with salaries that are on average more than three times higher than the average salary for other professions such as engineering, nursing and law, and 1.9 to 3.8 times higher than the net present value of engineering, nursing or law programs in Brazil.
•	Supply and demand imbalance for medical education: The number of available medical course seats in Brazil is controlled by MEC, which has limited medical school intakes to current levels until 2023, resulting in a significant imbalance between supply and demand. In the last three years, medical schools have on average received five applications per available medical course seat, and four applications per available residency program vacancy, and the number of applications are expected to increase. We believe that graduate courses will gradually become a more popular, high-demand destination for physicians that are not admitted into residency programs.
•	CME Expansion: The growing number of physicians in Brazil and the demand for ongoing education on new medical procedures, drugs, technologies and developments will continue to drive demand for CME.
•	Technological innovation is driving medical education: The current generation of medical students and professionals requires instantly accessible digital content. Over 600,000 biomedical articles have been published globally every year since 2005, and it is critical for lifelong learners to be able to access information and learning methodologies regardless of location and physical availability.
•	Limited scope of existing product offerings: By generally limiting their focus on individual aspects of a student’s education cycle, traditional education providers have struggled to build comprehensive student track records and profile databases. Consequently, there is a general lack of integrated platforms that apply accumulated student information to efficiently tailor experiences to, or produce bespoke materials for, the particular needs of each student.

We believe we are well-positioned to take advantage of this market and its trends, bringing a more effective, personal and diversified service to our students, which will enable us to continue to grow our market share.

Our Competition

We believe we are the only company in Brazil with a focus on the entire learning career of a physician. However, several companies provide solutions that compete in some of the markets in which we operate.

We compete directly or indirectly with other post-secondary institutions that offer medicine courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of approved medical seats they had as of December 31, 2020 and December 31, 2019, respectively:

	Number of Approved Medical Seats
Company	As of December 31, 2020	As of December 31, 2019
Afya Brazil	2,143	1,572
ANIMA	1,770	873
YDUQS	1,591	1,141
UNINOVE	1,158	1,158
UNIT	600	600

The market for graduate medical courses is relatively new and a few small players operate in this segment.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Medical Schools

•	A fully integrated core curriculum is offered to our medical school students across all our campuses.
•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course, which we implemented for all incoming medical students of the fifth and sixth academic year.
•	As of December 31, 2020, this product had 11,030 enrolled students, and had total historical combined tuition fees of R$911.0 million for the year ended December 31, 2020, which represented 30.5% and 73.7% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2019, this product had 6,597 enrolled students, and had total historical combined tuition fees of R$550.2 million for the year ended December 31, 2019, which represented 17.2% and 69.3% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2018, this product had 4,540 enrolled students, and had total historical combined tuition fees of R$253.4 million for the year ended December 31, 2018, which represented 23.0% and 73.3% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively.

Medical Residency Preparatory Courses

•	Instructional content in digital format is offered to medical students and newly graduated physicians to prepare them for medical residency exams.
•	Supplementary instructional content in digital format is offered to third-party medical schools that adopt our services.
•	As of December 31, 2020, we had 13,039 enrolled students in our medical residency preparatory courses. As of December 31, 2019, we had 10,759 enrolled students in our medical residency preparatory courses.

Graduate Courses

•	Graduate medical courses are offered to our medical school students across all our campuses. These students also have access to some of our supplemental instructional platforms.
•	Supplemental instructional content for different medical specializations is offered to individual lifelong medical learners on our graduate courses.
•	As of December 31, 2020, we had 4,181 enrolled students in our graduate courses. As of December 31, 2019, we had 1,588 enrolled students in our graduate courses.

Other Programs

•	Other national core curricula is offered to all students across all of our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.
•	As of December 31, 2020, these programs had 25,176 enrolled students, and had total combined tuition fees of R$325.5 million for the year ended December 31, 2020, which represented 41.0% and 14.0% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2019, these programs had 10,878 enrolled students, and had total historical combined tuition fees of R$145.6 million for the year ended December 31, 2019, which represented 28.4% and 18.3% of our total number of enrolled students and total historical combined tuition fees from all courses offered, respectively. As of December 31, 2018, these programs had 7,926 enrolled students and total historical combined tuition fees of R$47.4 million, which represents 40.2% and 13.7% of our total number of enrolled students and total historical combined tuition fees from all courses offered, respectively.

Digital health services

•	Subscription-based mobile app and website portal focused on assisting health professionals and students with clinical decision-making for 30 medical specializations through tools such as medical calculators, charts and updated content, including prescriptions, clinical scores, medical procedures and laboratory exams, among others.
•	Free instructional content we offer to physicians, healthcare professionals and students.
•	As of December 31, 2020, we had approximately 107,000 monthly active subscribers, or approximately 13% of the total market for doctors and medical students verified as monthly subscribers, consisting of approximately 5,000 in medical school, 52,500 in preparatory courses, 32,300 in medical specialization courses and 17,200 in continuing medical education.
•	Our acquisition of PEBMED marked our entry in the digital health services sector, which we believe adds value to our platform. In particular, our acquisition of PEBMED included the Whitebook product, which added approximately 163,000 active users to our platform and increase our penetration in the segments in which we already operate through digital health services.

The following chart sets forth our market share by career aging cohort as of May 2020.

Our Lifelong Medical Learner Clients

As of December 31, 2020, we had a total of 53,426 students across all our segments, including 11,030 enrolled in our undergraduate medical programs. As of December 31, 2020, we had 13,039 enrolled students in our medical residency preparatory courses and 4,181 enrolled students in our medical specialization programs.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business—the number we offer has increased as a consequence of our strategic acquisitions in 2018, 2019 and 2020 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 14.0%, 18.3% and 15.3% of total historical undergraduate programs combined tuition fees for all courses offered in 2020, 2019 and 2018.

The attractive dynamics for medical education in Brazil, including high demand for medical services and low medical density, combined with the exceptional rewards a physician receives (e.g., high wages, fast payback), create the perfect environment for us, with high demand for health sciences programs throughout the entire medical career. This scenario enables us to target a unique student profile during our selection process, capturing the most capable individuals in Brazil.

According to Educainsights, medical students are, at the outset of their medical journey, different from students that pursue other career paths. For example, while 27% of students from non-medical undergraduate courses have a private high school background, that number increases to 82% for medical students. In addition, 64% and 65% of medical students have a father and mother with at least a higher education diploma, respectively, while for non-medical courses, these figures are 16% and 22%, respectively. As a result, we are able to create a distinguished network of Afya students, which we believe is essential to the success of our long-term brand building initiatives.

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
Medical Student in Brazil

In addition, as of December 31, 2020, we had eight contracts with other partner institutions, which represents our B2B segment. These partnerships allow us to increase our distribution outreach to other institutions around the country and help us achieve our mission.

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

As of December 31, 2020, our exposure to FIES was 14.5% of our total student base, which represented 11.8% of our total revenue for that period. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.” for further information.

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

As of December 31, 2020, our exposure to PROUNI was 4.9% of our student base. Although we fulfilled all required scholarships to receive 100% of tax exemption, PROUNI does not cover our operation outside of our undergraduate programs.

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

Cutting-Edge Digital Platform

We deliver modern, bespoke verbal and practical teaching. We continuously invest in creating innovative, technology-enabled activities and features to enhance our platform. We offer our medical school students doing internships or studying for residency exams the following features through our digital platform:

Web portal and in-app communication: Online platform combining supplementary instructional content and a personalized communication tool for students, through which they can also access our content offline;

Learning tools: We have over 21,500 digitally managed and delivered instructional tools designed by teachers to address complex learning objectives. Content is organized and tagged by theme and delivered in various formats, including, among others, online classes, podcasts, quizzes and books, to cater to different learning methods and the preferences of each student. As of December 31, 2020, our learning tools consisted of more than 14,850 video classes, 3,100 book chapters, 3,560 podcasts and an exam bank of approximately 120,000 questions;

Assessment tool: Broad database suite composed of approximately 99,000 quizzes and problem-solving activities, through which students can choose the subjects they would like to focus on, with additional teacher-led instructional content;

Web series: Pioneering instructional medical web-series, “Residência Médica,” was written and taught by specialist physicians who are also our teachers. The first season covered 50 clinical cases through the discussion of 145 medical macro themes. We have already completed 6 out of 12 episodes for the second season, and we plan to release the remaining episodes as soon as we can go back to filming in a hospital environment. The third season is planned for the first semester of 2021;

Tutoring/mentoring platform: An online monitoring and support platform for both undergraduate and graduate medical students, which we launched in October 2019. The platform allows tutors to interact with students through emails, video calls, voice calls and push notifications, and keeps records of such interactions. It also allows students to ask the tutors questions and schedule appointments. The platform also tracks individual student performance and progress; and

Digital health services platform: A combination of mobile and web applications focused on helping physicians, nurses, healthcare professionals and medical students in their clinical decision-making and providing medical references and updates for the medical community.

State-of-the-Art Operating Environment

For us, individualized learning should be used not just when offering content or technology-supported activities, but also during in-person encounters. Our professors can use our resources to approach lessons more objectively, focusing on each student’s needs:

Modern teaching facilities: We have designed our classrooms to engage students in active learning. We rely on cutting-edge didactical equipment and simulation labs and state-of-the-art realistic simulation technologies;

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

Seasonality of Operations

Business Unit 1’s tuition revenues do not have significant fluctuations during the year.

Business Unit 2’s sales are concentrated in the first and last quarter of the year, as a result of enrollments at the beginning of the year. The majority of Business Unit 2’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Business Unit 2 generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

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

Our marketing and sales efforts are supported by Salesforce products (Sales Cloud, Marketing Cloud and Einstein), as well as other online analytical tools such as Google Analytics.

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

As of the date of this annual report, ESMC, UNISL, PEBMED, FESAR, Medphone, FCMPB, iClinic, Medicinae, Medical Harbour and Cliquefarma independently operate their own ERP systems. We are working to migrate the systems from the companies described above in order to fully incorporate them into our integrated systems.

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

As of December 31, 2020, we owned more than 6,000 learning materials (e.g., classes, materials and videos) that comply with the national curriculum and that are developed by our teachers.

Insurance

We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from indemnities that we may have to pay to third parties as a result of our operations. The policies for our operating units have an aggregate coverage limit of up to approximately R$390.9 million. The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

While we believe our insurance contracts reflect standard market practices, there are certain types of risks that may not be covered by the policies (such as war, terrorism, acts of God and force majeure, liability for certain harm or interruption of certain activities). Therefore, if any of these uncovered events occur, we may be obliged to incur additional costs to remedy the situation, reconstitute our assets and/or indemnify our customers, which may adversely affect us. Furthermore, even in the event that we incur a loss that is covered by our policies, we cannot assure that damages awarded by our insurers will be sufficient to cover the losses arising from the insured event. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may be held liable for extraordinary events that may occur at our campuses, which may have an adverse effect on our image and, consequently, our results of operations.”

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

In addition, the federal government, through Law No. 10,172 of January 9, 2001, implemented the first National Education Plan (Plano Nacional de Educação, or PNE), with a duration of 10 years from the date of its publication. The PNE established objectives for post-secondary education to be met by all branches of government. The primary goal was to offer post-secondary education to at least 30% of the population aged 18 to 24 by 2010. After the expiration of the first PNE, a new plan was enacted and the objectives were revised for the period of 2014 to 2024, consolidated by Law No. 13,005 of June 25, 2014.

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

National Higher Education Evaluation Commission

The National Higher Education Evaluation Commission, or CONAES, is a coordination and monitoring body of the National Higher Education Evaluation System, or SINAES, monitored by MEC, composed of a President and 13 members, including one representative of the INEP, one representative of the Fundação de Coordenação de Aperfeiçoamento de Pessoal de Nível Superior (Foundation for the Coordination of Improvement of Post-secondary Education Personnel, or CAPES), three representatives of the MEC (one of which must come from the body responsible for the regulation and monitoring of post-secondary education), one representative of the student body of post-secondary education institutions, one representative of the academic staff of post-secondary education institutions, one representative of the administrative body of post-secondary education institutions, and five members appointed by the Minister of Education, with distinguished scientific, philosophic and artistic knowledge and proven expertise in post-secondary evaluation or management.

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

Organization of Post-secondary Education Institutions

In order to allow post-secondary education institutions to fulfill their objectives, the LDB also provides that post-secondary education includes the following programs:

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

According to the LDB, post-secondary education can be provided by public or private institutions. A private post-secondary education institution must be controlled, managed and supported by an individual or a legal entity with responsibility for financing its supported entities. Post-secondary education institutions may be supported by for-profit or not-for-profit private institutions, or supporting entities, as follows:

•	Private in the strict sense: private for-profit institutions created and maintained by one or more private individuals or legal entities;
•	Community: incorporated by groups of individuals or by one or more legal entities and that include representatives of the community in their organizational structure;
•	Confessional: incorporated by groups of individuals or by one or more legal entities that meet the specific confessional and ideological orientation and that include representatives of the community in their organizational structure; or
•	Philanthropic, in the form of the applicable regulations.

According to their organization and academic prerogatives, post-secondary education institutions can be:

•	Colleges: colleges are public or private HEIs offering post-secondary programs in one or more areas, maintained by a single supporting entity and with isolated management and direction. Colleges are allowed to offer programs along several levels, namely bachelor’s, associate’s, specialization and graduate programs (master’s and doctorate degrees). Colleges have minimum requirements with regard to qualification of faculty members and their labor practices, and cannot establish new campuses, courses, or spots without prior authorization from MEC;
•	University Centers: university centers are public or private education institutions offering several bachelor’s, associate’s and graduate programs, and are expected to provide appropriate work conditions, education and qualification opportunities for their professors. To be considered a university center, the institution shall comply with such requirements: (i) at least one-fifth of the faculty members of a university center must hold a master’s or doctorate degree; (ii) at least 20% of the faculty members must work on a full-time basis; (iii) at least eight undergraduate courses shall be recognized and have obtained a satisfactory concept in the on-site external evaluation carried out by INEP; (iv) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (v) have a scientific initiation program with a project supervised by doctoral or masters professors, which may include programs of professional or technological initiation and initiation to teaching; (vi) have obtained an Institutional Concept, or CI, greater than or equal to four in the on-site external evaluation performed by INEP; and (vii) have not been penalized as a result of an administrative supervision process in the last two years; or
•	Universities: universities are public or private education institutions offering several post-secondary programs, continuing education and research development. Like University Centers, certain requirements for university re-accreditation must be observed, namely: (i) one-third of the academic staff is hired on a full-time basis; (ii) one-third of the faculty members must have a master’s or doctoral degree; (iii) at least 60.0% of the undergraduate courses shall be recognized and have a satisfactory concept obtained in the evaluation proceedings carried out by INEP; (iv) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (v) have a scientific initiation program with a project supervised by master’s or doctoral professors, which may include programs of professional or technological initiation and initiation to teaching; (vi) have obtained CI greater than or equal to four in the external evaluation carried out by INEP; (vii) regularly offer four master’s degree courses and two PhD courses recognized by MEC; and (viii) have not been penalized as a result of an administrative supervision process in the last two years.

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

Distance learning can be offered at the following levels and as part of the following educational methods: (i) primary and secondary education, as long as it is used only to supplement learning processes or in emergency situations; (ii) education for young people and adults, according to specific legal criteria; (iii) special education, according to specific legal criteria; (iv) professional education, covering technical programs at the secondary level and technological programs at the post-secondary level; and (v) post-secondary education, covering graduate, master’s programs, specializations, and doctorate studies.

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

Distance learning courses or programs requires periodic renewal. Also, the accredited institution must initiate the authorized coursework within 24 months from the accreditation, and if the institution does not implement the authorized activities in such time frame, it will be subject to an administrative proceeding that may result in the cancelling of the given authorization.

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

Regulatory Processes of Post-secondary Education Institutions

Accreditation of Post-secondary Education Institutions and Authorization and Recognition of Courses

A post-secondary education institution is initially accredited as a college. The accreditation as a university or university center is only granted after the institution has operated as a college and met satisfactory quality standards, including positive assessments in the SINAES. In addition, the HEI must fulfill other legal requirements that could vary according to the respective category, such as the requirement that a certain percentage of faculty members meet minimum graduation standards (i.e., a doctorate or master’s degree), and specific types of labor regimes.

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

Following the initial accreditation as a post-secondary education institution, colleges depend on authorization issued by the MEC to offer post-secondary education courses. Within their autonomy, universities and university centers do not depend on authorization by the MEC to create the majority of post-secondary education courses and campuses in the same city as its headquarters, except for medicine, dentistry, psychology, nursery and law courses, which necessarily must be previously authorized by the MEC. In any other cases, institutions are required to inform the MEC about the programs they offer for purposes of monitoring, evaluation and further recognition.

In addition, Ordinance No. 328/2018 enacted by MEC suspended the opening new undergraduate courses in medicine until 2023.

In the authorization for post-secondary on-site courses of the federal education system the external in loco evaluation can be waived after documentary analysis if the following requirements are met: (i) having an Institutional Score (Conceito Institucional) greater than or equal to “3”; (ii) absence of a supervision process; and (iii) the institution offers other courses in the same area of knowledge which meet the minimum evaluation standards.

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

Modification of Supporting Entity

Pursuant to Decree No. 9,235/2017 and Ordinance No. 23/2017, modification of a supporting entity occurs whenever there is a change in the supporting entity or its controlling shareholder, affecting the decision-making process. Although it no longer depends on the approval of MEC, MEC must be informed within 60 days of the consummation of the event for the purposes of updating the registration with MEC. Such notice must be followed by all the legal documents related to the alteration, duly registered and the term of commitment executed by the legal representatives of both the current and new supporting entities.

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

Private post-secondary institutions may adhere to PROUNI by the execution of a specific agreement with MEC, valid for 10 years and renewable for the same period. Such agreement must be emended every semester with an additional term establishing the number of scholarships to be offered in each course, unit and class, and what percentage of scholarships shall be granted to indigenous and afro-Brazilians. In order to participate in PROUNI, an educational institution must:

•	be up to date with its tax obligations; and
•	comply with the following requirements: (1) offer at least one full-time scholarship to every 10.7 regularly paying students enrolled at the end of the past school year, excluding the fulltime scholarships granted through PROUNI or by the institution; or (2) offer one full-time scholarship to every 22 regularly paying students enrolled in traditional and technological graduation courses, provided that it also offers scholarships (25% or 50% of the tuition) with a value equal to 8.5% of the paying students’ annual revenue, available to students enrolled in traditional and technological graduation courses at the school year.

The ratio between the number of scholarships and the number of regularly paying students must be complied with annually. If the entity does not comply with the ratio during a school year because of the withdrawal of students, the institution must adjust the number of scholarships in a proportionate matter for the subsequent school year.

Pursuant to Normative Ruling No. 1,394, of September 12, 2013, issued by the Brazilian Federal Revenue Office, a post-secondary education institution that has adhered to the PROUNI is exempt, totally or partly, from the following taxes for the duration of the adherence period:

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

Following preliminary assessments, all institutions are typically subject to an on-site evaluation to confirm the results. However, given the size of the system, MEC gives institutions the option to convert the results of the preliminary assessments into final results and, therefore, forgo on-site evaluations. For institutions that obtain unsatisfactory levels, MEC on-site evaluations are mandatory.

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

Should the level be confirmed as less than three by the on-site evaluation, MEC may propose a term of commitment to the institution, in order for it to correct the unsatisfactory conditions within a specific deadline. Failure to uphold, in full or in part, the conditions established in the term of commitment may result in one or more penalties to be applied by the MEC, such as: (i) temporary suspension of the opening of a selection process of graduation courses; (ii) disqualification from the operating authorization of the higher education institution or recognition of courses offered; and (iii) warning, suspension or cancellation of the mandate of the officer responsible for the action not executed, in the case of public HEI.

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

The “Mais Medicos” program

Law No. 12,871/2013, established the “Mais Médicos” program, an initiative designed to address medical professional shortages in certain municipalities and underserved regions of Brazil and improve healthcare infrastructure and services. This law establishes specific regulation for medical courses, including criteria for approving the creation of new courses in Brazil involving the definition of its location, the mandatory contribution to the public health infrastructure according to the specific categories established by Ordinance No. 16/2014 issued by MEC (i.e., training of health professionals, building or reforming of health service structure, purchasing of medical equipment and supplies and study grant to the medical residency program) and also the conditions for public-private partnerships to implement the course.

Within the “Mais Médicos” program, supporting entities are no longer able to choose the location of their courses or establish all conditions of supply, which have been transferred to MEC. The proceedings to implement a medical course, therefore, are more bureaucratic and time consuming. Basically, MEC publishes a public auction notice to select municipalities that will receive medical courses. After this selection, it issues another public auction notice with the criteria for private higher institutions to compete for the right to implement courses in the municipalities previously selected.

Since its creation in 2013, the “Mais Médicos” program has created 11,400 new medical school seats and 12,400 new medical residencies annually, composed of public and private institutions. Notwithstanding this, the number of private vacancies was the lowest in Brazilian history when compared to regimes that previously ruled the offering of medical courses from 1996-2002 and 2002-2013.

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

Furthermore, pursuant to Ordinance No. 523/2018, enacted by MEC on June 1, 2018, each medical school that has been granted a “Mais Médicos” program medical course authorization or that is applying for one may file a motion with MEC requesting a maximum of 100 additional medical school seats. This right is limited to a single motion per medical school and is subject to several requirements, including but not limited to, requirements related to the availability of medical school infrastructure (including access to public health facilities through partnerships with the local Brazilian Public Health System (Sistema Único de Saúde, or “SUS”) authorities), obligations to meet certain quality assurance standards, and the absence of any penalties in the two years prior to the filing of the motion restricting medical school vacancies.

C.       Organizational Structure

All of our subsidiaries are incorporated in Brazil. The following is a chart of our current corporate structure as of the date of this annual report:

(1)	Except for UEPC, all subsidiaries are controlled and/or wholly-owned by Afya Brazil.
(2)	As of the date of this annual report, the consummation of UnifipMOC’s acquisition remains subject to customary conditions precedent. See “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions—Expected Acquisitions.”
(3)	CIS means Centro Integrado de Saúde de Teresina Ltda.

D.       Property, Plant and Equipment

Our corporate headquarters, which include product development, sales, marketing, and business operations, are located in Nova Lima, State of Minas Gerais. It consists of 1,000 square meters of space under a lease that expires in 2022.

In addition to our corporate headquarters and as of December 31, 2020, we leased almost all of our operational, sales, and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Overview

We are the leading medical education group in Brazil based on number of medical school seats, as published by MEC as of December 31, 2020, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

As of December 31, 2020, we had 53,426 enrolled students, compared to 36,316 enrolled students as of December 31, 2019, representing a growth of 47.1% for the period, and compared to 19,720 enrolled students as of December 31, 2018, representing a growth of 84.2% for the period.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 55.0% of our total growth in terms of net revenue in 2020 and 62.0% of our total growth in terms of net revenue in 2019) and (ii) organic growth (which represented approximately 45.0% of our total growth in terms of net revenue in 2020 and 39.0% of our total growth in terms of net revenue in 2019), has led to growth, profitability and cash generation.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, MEC already inspected two of these campuses and already issued the authorization to operate. Accordingly, we plan to expand our network, and expect to open an additional five campuses by December 31, 2021, taking our total to 26 campuses in 12 Brazilian states and approximately 2,143 available medical school seats per year.

Our Growth

Our revenue growth and increased profitability have been driven by:

•	Maturation of current number of authorized medical school seats – Anticipated and contracted growth visibility until 2027 from new medical seats awarded to our schools, that are in the process of maturing, and new seats from our awarded campuses in connection with the “Mais Médicos” program and which are expected to become operational by 2021;
•	Ability to set price – readjustment of tuition fees paid by students enrolled in our medical schools above published inflation indexes. In 2018, we increased the tuition fees for our first-year incoming medical students, on average, by 13.0% (an increase considerably above the 3.7% IPCA inflation rate for this same period) Since 2018, this tuition fees readjustment has applied to all new first-year incoming students. Given that the average length of our medical courses is six years, this tuition fee readjustment will guarantee revenue growth until 2024;
•	Expansion of medical residency preparation and graduate programs enrollments – Increase in number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;
•	Deepening of relationships across lifelong medical learners base – Cross-selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency prep solutions and the number of former undergraduate and/or medical residency prep students applying to our graduate and CME courses;
•	M&A – Acquisition or investment in businesses that complement our medical education services offering. In 2020, we acquired or invested in six companies, UniRedentor, UniSL, FESAR and FCMPB, medical schools which increased our medical school seats by more than 36% when compared to December 31, 2019, and PEBMED and MedPhone, digital health services companies that strengthened our digital business strategy. In 2019, we acquired or invested in six companies, which increased our medical school seats by more than 24% over the year. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year; and
•	Synergies extraction – Successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Contribution of Medicine to Total historical undergraduate programs combined tuition fees

We believe the metric that best demonstrates our focus on medical education and its relevance to our products and services offering is historical undergraduate programs combined tuition fees from medicine as a percentage of our total undergraduate programs combined tuition fees.

For the years ended December 31, 2020, 2019 and 2018, historical undergraduate programs combined tuition fees from medicine were 73.7%, 69.3% and 73.3%, respectively, of total undergraduate programs combined tuition fees.

Historical undergraduate programs combined tuition fees*

The following table sets forth information that was derived from the historical operating information, for the year ended December 31, 2020, for Afya Brazil, for each of the Acquired Companies since date of acquisition. It does not represent net revenue as disclosed in our financial statements included elsewhere in this annual report, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships.

	For the Year Ended December 31,
	2020	2020	2019	2018
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Medical school programs	175.3	911.0	550.2	253.4
Other undergraduate health sciences programs	29.3	152.5	98.5	44.9
Other undergraduate programs(2)	33.3	173.0	145.6	47.4
Historical undergraduate programs combined tuition fees	237.9	1,236.5	794.3	345.8
% Medicine(3)	73.7%	73.7%	69.3%	73.3%
% Health sciences programs(4)	86.0%	86.0%	81.7%	86.3%

*	Historical undergraduate programs combined tuition fees is the sum equal to the total tuition fees charged to undergraduate students, as derived from historical operating information of Afya Brazil and the Acquired Companies for the years ended December 31, 2020, 2019 and 2018. For the years ended December 31, 2020, 2019 and 2018, the historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$1,236.5 million, R$794.3 million and R$345.8 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students. We present historical undergraduate programs combined tuition fees because, given our limited operating history and that our historical financial information and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, we believe it may help investors assess the past operating results of the Acquired Companies as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present historical undergraduate programs combined tuition fees as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees set forth in our financial statements, which are presented as the sum of (i) gross tuition fees charged to undergraduate students, (ii) gross tuition fees charged to graduate students and (iii) scholarships, which is presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also includes revenue from admission fees and income from leases, among others. The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions. For further information, see “Part I—Introduction—Financial Information—Historical undergraduate programs combined tuition fees.”

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.196 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Represents all non-health sciences undergraduate programs.
(3)	Calculated as medical school programs divided by the historical undergraduate programs combined tuition fees.
(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the historical undergraduate programs combined tuition fees.

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

Medical school regulatory capacity is defined by the number of medical schools seats available per year awarded by the MEC plus the additional seats associated with PROUNI and FIES, multiplied by the number of years of operations since the seats were awarded, up to the sixth year of operations (maturation). Capacity at maturation represents the maximum number of approved seats at a medical school six years after becoming operational. Our medical schools have a six-year maturation cycle because medical school programs in Brazil are for a duration of six years. A maturation cycle represents the period starting when a medical school commences its operations with a first year medical school class of students which progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats).

For illustration, a medical school that is awarded 100 seats from the MEC has the opportunity to add up to 20 additional seats:

•	10 more seats by adhering to PROUNI (one seat for each 10.7 seats awarded by MEC); and
•	10 more seats by adhering to FIES (10% of the seats awarded by MEC).

Illustrative evolution of regulatory capacity per medical school

Our medical school regulatory capacity was 2,143 and 1,572 seats and our capacity at maturation was 15,430 and 11,257 as of December 31, 2020 and December 31, 2019. Giving effect to the acquisition of SPES (which is still subject to customary conditions precedents), we expect our medical school regulatory capacity and our capacity at maturation to be 2,303 seats and 16,582 students, respectively. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 16,582 students by 2026. Assuming we are able to consummate our projected acquisitions, we expect our future medical student base to reach approximately 17,600 students at maturity.

Medical School Occupancy Rate

The occupancy rate of our medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period. While we believe retention rates are an important measure of quality and customer satisfaction, we believe that occupancy rate is a more meaningful metric as it captures not only our ability to retain students but also find new students to compensate for eventual dropouts. Our management does not separately measure retention rates to make decisions about our business.

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of December 31,
	2020	2019	2018
Occupancy rate	~100.0%	~100.0%	97.2%

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance will be driven by the following trends and factors:

Regulatory Environment and Mais Médicos Program

Our business is significantly influenced by the regulatory environment of the educational industry in Brazil. We are subject to various federal laws and extensive government regulations by MEC, CNE, INEP, FIES and CONAES, among others. In particular, medical education in Brazil is subject to regulations that aim to control the supply of medical seats across Brazil and their geographic allocation including, but not limited to Law No. 12,871/2013, which created the “Mais Médicos” program, whose main objectives include addressing the provision of doctors for primary care in municipalities, strengthen health care infrastructure and allocate medical workforce to vulnerable areas. With the increase in annual offerings through “Mais Médicos,” the Education Ministry announced on April 5, 2018 that the Brazilian federal government had decided to freeze the new offering of medical seats for a period of five years.

The decision was based on the previously defined target of at least 11,000 annual medical seats, which according to the World Health Organization, or WHO, was achieved in 2018. For further information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business,” and Risk Factors—Certain Risks Relating to Our Business and Industry—We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of non-compliance with any regulatory requirements.”

Scholarships, Student Financing and Tax Benefits

A large number of our students fund their tuition fees through financing from FIES. In addition, we participate in the PROUNI scholarship program, and we benefit from tax benefits in return. For more information on our students enrolled in these programs, see “Item 4. Information on the Company—Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program (PROUNI),” “Regulatory Overview—Financing Alternatives for Students: Incentive Programs—Student Financing Program (FIES),” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business,” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.” In addition to PROUNI and FIES, Afya participates in private financing programs through external partners (Banco Santander and Raydan) for undergraduate students.

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

	For the Year Ended December 31,
	2020	2019	2018
Real growth (contraction) in gross domestic product	(4.1)%	1.1%	1.3%
Inflation (IGP-M)(1)	23.1%	7.3%	7.5%
Inflation (IPCA)(2)	4.5%	4.3%	3.7%
Long-term interest rates—TJLP (average)(3)	4.9%	6.2%	6.7%
CDI interest rate(4)	1.9%	4.4%	6.5%
Period-end exchange rate—reais per US$1.00	5.196	4.030	3.875
Average exchange rate—reais per US$1.00(5)	5.158	3.946	3.656
Appreciation (depreciation) of the real vs. US$ in the period(6)	(28.9%)	(4.0)%	(17.1)%
Unemployment rate(7)	13.5%	11.9%	12.2%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for the year as measured by the IBGE.

Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily as a result of annual adjustments to faculty member and employee salaries. Historically, inflation has been more than offset by the tuition fees we charge our students.

Our financial performance is also marginally tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments. We are also exposed to fluctuations in interest rates on our accounts payable to selling shareholders which are indexed to the CDI, IPCA and SELIC.

In addition, the COVID-19 pandemic and measures taken in response may continue adversely impacting the Brazilian macroeconomic environment and our business. The COVID-19 pandemic is still evolving in Brazil, and authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time, impose a more severe lockdown, all of which are outside of our control and may adversely affect our business. The COVID-19 pandemic may result in an adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may adversely impact the ability of our students to pay our tuition fees and increase our attrition rates. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

Acquisitions

We may face significant challenges in the process of integrating the operations of our acquired companies. If we are not able to manage these integrations effectively, our results of operations may be affected. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives” and Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Business Segments

Following the merger of Medcel into Afya Brazil on March 29, 2019, we have two business segments for purposes of our financial reporting:

•	Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and
•	Digital Content, Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides digital and printed medical content services, including online courses for residency preparatory, medical and other than medical post-graduate specialization programs and mobile app subscription for digital medical content.

There were no revenues derived from the Digital Content, Residency Preparatory and Specialization Programs Segment (Business Unit 2) prior to the consolidation of Medcel and IPEMED in our financial statements starting on March 29, 2019 and May 9, 2019, respectively. For further information, see note 4 to our audited consolidated financial statements included elsewhere in this annual report.

Description of Principal Line Items

Net revenue

Our revenue consists primarily of tuition fees we charge for medical schools and other undergraduate and graduate programs, as well as from fees we charge for our medical residency preparatory courses and mobile app subscription for digital medical content. We also generate revenue from other student fees and certain education-related activities that typically trend with tuition revenues.

Cost of services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Cost of services amounted to 36.2%, 41.1% and 50.3% of our net revenue in the years ended December 31, 2020, 2019 and 2018, respectively.

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

General and administrative. General and administrative expenses mainly consist of: (i) building infrastructure expenses, such as rent and property maintenance; (ii) utilities expenses; (iii) expenses for computer system maintenance and office automation, such as software licenses, as well as for integrated accounting, treasury, financial planning and cost management systems; (iv) sales and marketing expenses; (v) allowance for doubtful accounts; and (vi) amounts paid for professional services, such as consultants, auditors and outside counsel.

Other income (expenses), net. Other income (expenses), net, consists mainly of miscellaneous income and/or expense items.

Finance result

Our finance result includes finance income and finance expenses.

Our finance income consists mainly of income from interest earned on financial investments, changes in fair value of derivative instruments and interest received on late payments from students. Our finance expenses consist mainly of interest expenses from accounts payable to selling shareholders, loans and lease liabilities, foreign exchange associated with our euro-denominated debt (repaid in November 2020), and banking fees.

We also have cash and cash equivalents denominated in U.S. dollars, and accordingly, we have foreign exchange gain or losses from the changes in U.S. dollars against the Brazilian real.

Income taxes expense

Income taxes expense includes current and deferred income taxes and social contribution.

Historical Consolidated Results of Operations

Year Ended December 31, 2020 Compared to the year ended December 31, 2019

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	Variation (%)
	(in R$ millions, except for percentages)
Net revenue	1,201.2	750.6	60.0%
Cost of services	(434.7)	(308.9)	40.7%
Gross profit	766.5	441.8	73.5%
General and administrative expenses	(402.9)	(239.1)	68.5%
Other income (expenses), net	(0.3)	2.6	n.m.
Operating income	363.3	205.3	77.0%

	For the Year Ended December 31,
	2020	2019	Variation (%)
	(in R$ millions, except for percentages)
Finance income	62.3	51.7	20.5%
Finance expenses	(98.3)	(72.4)	35.8%
Finance result	(36.0)	(20.7)	73.9%
Share of income of associate	7.7	2.4	220.8%
Income before income taxes	335.1	186.9	79.3%
Income taxes expense	(27.1)	(14.2)	90.8%
Net income	308.0	172.8	78.2%

n.m. not material

Net revenue

Net revenue for the year ended December 31, 2020 was R$1,201.2 million, an increase of R$450.6 million, or 60.0%, from R$750.6 million for the year ended December 31, 2019. This increase was primarily driven by: (i) organic revenue growth, mainly due to the maturation of medical school seats; and (ii) consolidation of the results of operations of acquired companies in 2020 (Uniredentor, UniSL, PEBMED, FESAR, Medphone and FCMPB).

In our Business Unit 1 segment, net revenue for the year ended December 31, 2020 was R$1,002.5 million, an increase of 53.3%, or R$348.7 million, from R$653.8 million for the year ended December 31, 2019. This increase was primarily attributable to the factors discussed above.

In our Business Unit 2 segment, net revenue for the year ended December 31, 2020 was R$200.3 million, an increase of 98.7%, or R$99.5 million, from R$100.8 million for the year ended December 31, 2019. This increase was primarily attributable to acquisition of PEBMED in 2020 and in 2020 Medcel and IPEMED have 12 months of net revenue against approximately nine months and seven months in 2019, respectively.

Cost of services

Cost of services for the year ended December 31, 2020 was R$434.7 million, an increase of R$125.8 million, or 40.7%, from R$308.9 million for the year ended December 31, 2019. This increase was primarily attributable to the consolidation of the results of operations of acquired companies in 2020 (Uniredentor, UniSL, PEBMED, FESAR, Medphone and FCMPB), and (i) a corresponding increase in payroll expenses, and (ii) an increase in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units to take advantage of synergies.

As a percentage of net revenue, our cost of services decreased to 36.2% for the year ended December 31, 2020, compared to 41.1% for the year ended December 31, 2019.

In our Business Unit 1 segment, cost of services for the year ended December 31, 2020 was R$382.0 million, an increase of R$102.9 million, or 36.9%, from R$279.1 million for the year ended December 31, 2019. This increase was primarily attributable to the factors discussed above.

In our Business Unit 2 segment, cost of services for the year ended December 31, 2020 was R$54.3 million, an increase of R$20.6 million, or 61.1%, from R$33.7 million for the year ended December 31, 2019. This increase was primarily attributable to the factors discussed above.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2020 was R$766.5 million, an increase of R$324.7 million, or 73.5%, from R$441.8 million for the year ended December 31, 2019.

In our Business Unit 1 segment, gross profit for the year ended December 31, 2020 was R$620.5 million, an increase of R$245.8 million, or 65.6%, from R$374.7 million for the year ended December 31, 2019.

In our Business Unit 2 segment, gross profit for the year ended December 31, 2020 was R$146.0 million, an increase of R$78.9 million, or 117.6%, from R$67.1 million for the year ended December 31, 2019.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 was R$402.9 million, an increase of R$163.8 million, or 68.5%, from R$239.1 million for the year ended December 31, 2019. This increase was primarily attributable to (i) the consolidation of the results of operations of acquired companies in 2020 (Uniredentor, UniSL, PEBMED, FESAR, Medphone and FCMPB), (ii) an increase in other general administrative expense, to R$66.8 million for the year ended December 31, 2020, from R$39.2 million for the year ended December 31, 2019, mainly related to the integration of our acquired companies into our business, and (iii) an increase in allowance for doubtful accounts expenses, to R$32.1 million for the year ended December 31, 2020, from R$15.0 million for the year ended December 31, 2019.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2020 was R$363.3 million, an increase of R$158.0 million, or 77.0%, from R$205.3 million for the year ended December 31, 2019.

Finance result

Finance result for the year ended December 31, 2020 was a net finance expense of R$36.0 million, compared to a net finance expense of R$20.7 million for the year ended December 31, 2019, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2020 was R$62.3 million, an increase of R$10.6 million, from R$51.7 million for the year ended December 31, 2019. This increase was primarily attributable to (i) an increase in interest received of R$2.2 million, and (ii) positive changes in fair value of derivative instruments of R$20.7 million, which were partially offset by a decrease in foreign exchange gain of R$13.3 miilion, as a result of the receipt of net proceeds in U.S. dollar from our initial public offering in 2019.

Finance expenses. Finance expenses for the year ended December 31, 2020 was R$98.3 million, an increase of R$25.9 million, from R$72.4 million for the year ended December 31, 2019. This increase was primarily attributable to (i) an increase on financial discounts granted of R$7.2 million; (ii) an increase on interest expenses on lease liabilities of R$13.0 million, as a result of the companies acquired and new lease agreements; and (iii) a foreign exchange loss of R$4.6 million in 2020.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2020 was R$335.1 million, an increase of R$148.2 million, or 79.3%, from R$186.9 million for the year ended December 31, 2019.

Income taxes expense

Income taxes expense for the year ended December 31, 2020 was R$27.1 million, an increase of R$12.9 million, from R$14.2 million for the year ended December 31, 2019. This increase was primarily attributable to the increase in our taxable profit as a result of the positive impact of our organic growth and the consolidation of the results of operations of acquired companies in 2020 (Uniredentor, UniSL, PEBMED, FESAR, Medphone and FCMPB) during the course of 2020.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2020 was R$308.0 million, an increase of R$135.2 million, or 78.2%, from R$172.8 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to the year ended December 31, 2018

For this discussion, see our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 20, 2020.

Critical Accounting Estimates and Assumptions

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 2 and our critical accounting estimates and assumptions are described in note 3 to our audited consolidated financial statements included elsewhere in this annual report. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model, or DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by us. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Share-based compensation

Estimating fair value for share-based compensation transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions we use the Binomial model. We had stock plans that were fully exercised on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil Long-Term Incentive Plan and Guardaya’s stock option plan (which was transferred to the Afya Brazil Long-Term Incentive Plan), respectively. For further information on the assumptions and models used for estimating the fair value for share-based compensation transactions, see note 15(b) to our audited consolidated financial statements included elsewhere in this annual report.

Leases – Estimating the incremental borrowing rate

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

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2020

Amendments to IFRS 16 Covid-19 Related to Rent Concessions

On May 28, 2020, the IASB issued COVID-19-related to rent concessions amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The other new amendments and interpretations were applied for the first time in 2020, but did not have a significant impact on our consolidated financial statements.

B.       Liquidity and Capital Resources

As of December 31, 2020, we had R$1,045.0 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

On October 9, 2020 we announced a purchase agreement for the acquisition of 100% of the total share capital of iClinic, through our wholly-owned subsidiary Afya Brazil. iClinic is a SaaS-model-physician focused technology company and the leading practice management software in Brazil. This software empowers doctors to be more independent and have more control over the non-medicine aspect of their practices by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare. The transaction closed on January 21, 2021. The aggregate purchase price was R$182.7 million, of which: (i) 61.5% was paid in cash, and (ii) 38.5% was paid in Afya’s shares.

On October 22, 2020 we entered into a purchase agreement for the acquisition, through our wholly-owned subsidiary Afya Brazil, of 100% of the total share capital of SPES. The aggregate purchase price is R$360.0 million, adjusted by Net Debt at the closing date, of which 100% is payable in cash on the transaction closing date. SPES is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The acquisition will contribute 160 medical school seats to Afya, increasing Afya’s total medical school seats to 2,303. There are 40 additional seats still pending approval which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$50 million. The transaction is expected to close in the second quarter of 2021.

We do not expect the iClinic and SPES acquisitions to have a material impact in our liquidity and capital resources.

The following table shows the historical cash flows for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018
	(in R$ millions)
Cash Flow Data
Net cash flows from operating activities	371.5	299.2	80.3
Net cash flows used in investing activities	(1,042.8)	(354.1)	(262.4)
Net cash flows from (used in) financing activities	756.4	921.4	218.8

Operating Activities

Our net cash flows from operating activities (i) increased by R$72.3 million, to R$371.5 million in 2020 from R$299.2 million in 2019. Our net cash flows from operating activities were significantly affected by an increase in our revenue and an increase in our operating margin during the period, which was partially offset by an increase in tuition payment delinquencies by non-medical students, which increased the accounts receivable.

Investing Activities

Our net cash flows used in investing activities increased by R$688.7 million, to R$1,042.8 million in 2020, from R$354.1 million in 2019, mainly as a result of (i) an increase of R$672.4 million in the acquisition of subsidiaries, net of cash acquired; (ii) an increase of R$32.9 million in the acquisition of property and equipment (mainly related to the leasehold improvements).

Financing Activities

Our net cash flows from financing activities in 2020 was R$756.4 million, compared to R$921.4 million in 2019, mainly as a result of: (i) R$603.6 million decrease from public offerings proceeds (R$389.2 million from our follow-on public offering in 2020 compared to R$992.8 million from our initial public offering in 2019); and (ii) reduced capital increase in 2020, with a capital increase of R$5.4 million in 2020 compared to a capital increase of R$167.6 million in 2019. These were partially offset by a R$597.7 million increase in proceeds from loans and financing.

For a discussion of changes in our consolidated cash flows in the year ended December 31, 2019 compared to the year ended December 31, 2018, see our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 20, 2020.

Indebtedness

As of December 31, 2020, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$617.5 million, and lease liabilities of R$447.7 million.

On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$500 million, adjusted by the CDI rate plus an interest rate of 1.62% per year, repayable in three installments in October 2022, April 2023 and October 2023. As of December 31, 2020, the amount outstanding of this loan was R$504.4 million.

On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$100.0 million adjusted by the CDI rate plus an interest rate of 1.65% per year and is repayable at maturity on July 5, 2021. As of December 31, 2020, the amount outstanding of this loan was R$101.8 million.

On July 23, 2019, Medcel Editora entered into a loan agreement with the Brazilian Projects and Studies Financing Institution (Financiadora de Estudos e Projetos, or FINEP) in the amount of R$16.2 million. The loan accrues interest at a rate equal to the TJLP plus 5% per annum, adjustable to a rate equal to the TJLP plus 0.5% per annum in accordance with the provisions of the loan agreement. The loan is repayable in 73 equal monthly installments, beginning on August 15, 2021 and ending on August 15, 2027. As of December 31, 2020, the amount outstanding of this loan was R$10.9 million.

For further information on our indebtedness, see note 12.2.1 to the audited consolidated financial statements, included elsewhere in this annual report.

C.       Research and Development, Patents and Licenses

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. We are party to 178 agreements, with third-party authors with respect to educational content. We own 56 trademark registrations. As of December 31, 2020, we owned 136 registered domain names in Brazil. We also have 16 pending trademark applications in Brazil as of the date of this annual report and unregistered trademarks that we use to promote our brand.

See “Item 4. Information on the Company—D. Property, plant and equipment—Technology and Intellectual Property.”

D.       Trend Information

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19. The impact on our operations still is highly uncertain and cannot be predicted with confidence. The spread of COVID-19, or actions taken to mitigate this spread, could have material and adverse effects on our ability to operate effectively, including as a result of the complete or partial closure of facilities or labor shortages. The extent of the adverse impact on our operations, including, among others, the regular functioning of our facilities, will depend on the extent and severity of the continued spread of the coronavirus in Brazil. Since March 17, 2020, there has been an interruption of our on-campus activities in light of authorities imposed lockdowns, with a significant portion of our non-practical educational activities being temporarily offered through our online platform (rather than on-site) and the calendar of our practical educational activities being rescheduled to when authorities allow on-campus activities to resume. For further information “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.       Off-Balance Sheet Arrangements

As of December 31, 2020 we did not have any off-balance sheet arrangements.

F.       Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations, based on contractual undiscounted amounts, as of December 31, 2020:

	Payments Due by Period as of December 31, 2020
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in R$ millions)
Trade payables	35.7	35.7	—	—	—
Loans and financing	698.4	125.1	566.2	4.0	3.1
Lease liabilities	1,023.5	63.1	131.2	124.1	705.1
Accounts payable to selling shareholders	534.6	191.1	262.3	81.2	—
Notes payable	94.9	11.1	83.8	—	—
Advances from customers	63.8	63.8	—	—	—
Total	2,451.1	490.0	1,043.5	209.3	708.2

G.       Safe Harbor

See “Part I—Introduction—Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as revised).

Board of Directors

Our board of directors is currently composed of 11 members. Each of our director shall hold office for a two (2) year term and are eligible for re-election. Crescera, for so long as it holds our Class B common shares, shall be entitled to appoint, at its sole discretion, up to three (3) of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion. The Esteves Family, for so long as it holds our Class B common shares, shall be entitled to appoint, at its sole discretion, up to three (3) of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion. Crescera and the Esteves Family, for so long as they hold our Class B common shares, shall be entitled to jointly appoint, at their sole discretion, up to one (1) director and shall be entitled at any time to remove, substitute or replace their appointed director for any reason in their sole discretion. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Subject to the foregoing, the directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting.

The following table lists the current members of our board of directors:

Name	Age	Position
Nicolau Carvalho Esteves	68	Chairman
Renato Tavares Esteves	33	Director
Sérgio Mendes Botrel Coutinho	42	Director
Daniel Arthur Borghi	47	Director
Felipe Samuel Argalji	33	Director
Laura Guaraná Carvalho	38	Director
Daulins Reni Emilio	47	Director
Vanessa Claro Lopes	45	Independent Director*
Flávio Dias	44	Independent Director
João Paulo Seibel de Faria	45	Independent Director*
Miguel Filisbino Pereira de Paula	59	Independent Director*

*	Member of our Audit Committee.

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

Sérgio Mendes Botrel Coutinho. Sérgio Mendes Botrel Coutinho is a member of our board of directors, a position he has held since July 2019. He is a managing partner at Arien Invest, a private equity firm. Before joining Arien Invest, he was a partner at Análise Estratégica, responsible for its M&A Advisory and Strategic Consultancy division, and was also a partner at Gabrich & Botrel Advogados, advising on corporate law, corporate governance and mergers and acquisitions. He holds a law degree from FUMEC, a master’s degree in Corporate Law from Faculdade de Direito Milton Campos and a doctorate in Corporate Law from PUC/MG. He was an MBA Professor at IBMEC (2009-2017) and is an LLM Professor at IBMEC. Mr. Botrel has provided legal services to Afya Brazil and the Esteves family during the last three years for aggregate fees of approximately US$1.3 million. Such amounts have been incurred prior to Mr. Botrel being appointed as our director.

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

Felipe Samuel Argalji. Felipe Samuel Argalji is a member of our board of directors, position he has held since July 2019. He was a member of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He is also a senior partner and member of the Executive Committee of Crescera Investimentos, responsible for investments in the Education Private Equity sector, since 2009. He was a member of the Finance Committee of Abril Educação and a member of the board of directors at Anima Educação. He holds an economics degree from IBMEC.

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

Vanessa Claro Lopes. Vanessa Claro Lopes is a member of our board of directors and an independent member of our audit and ethics committee, positions she has held since July 2019. She is currently an independent member of the board of directors of Lojas Americanas S.A., member of the fiscal councils of Cosan S.A., Cosan Logística SA and Comgas S.A., the chairperson of the audit committee at Tegma Logistica S.A., a member of the audit committee at Embraer S.A. and Lojas Americanas S.A. She was formerly the chairperson of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A from 2016 to 2017 and a member of the fiscal councils of Estácio Participações S.A. and Renova Energia S.A. from 2017 to 2019. With over 25 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career in 1995 at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefonica from 2000 to 2004. She holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense (UFF), a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense (UFF) and a systems analysis degree from FATEC/BS. She was formerly a professor of audit systems and information security at Objetivo University from 1997 to 1998.

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

Flávio Dias. Flávio Dias is an independent member of our board of directors, a position he has held since July 2020. Mr. Dias has 20 years’ experience in the Brazilian retail sector, having been the executive in charge in three of the five top e-commerce companies in Brazil, including Walmart.com, Cnova and Via Varejo. Outside the retail sector, Mr. Dias played a key role in the conception and construction of the first digital bank in Brazil, Banco Original. In the recent years, he has become a professional investor and advisor in the tech startups ecosystem. Mr. Dias has been acting as advisor and board member for large corporations in a variety of sectors. Currently, he is the partner of 500 Startups in Brazil, in charge of building and growing the fund operations in the country.

João Paulo Seibel de Faria. João Paulo Seibel de Faria is a member of our board of directors and an independent member of our audit and ethics committee, positions he has held since August 2020. He has more than 25 years of experience in companies like Arthur Andersen S/C, Ericsson Telecomunicações and Microsoft. He spent 18 years at Microsoft in different leadership roles in Latin America and the U.S. in sales, marketing and in finance, including his last role as chief financial officer in Brazil. Since October 2019, he has been working as Latin America chief financial officer for Didi Chuxing (China Giant Mobility Company that owns 99 Tecnologia in Brazil). Mr. Faria holds a bachelor degree in business management from FAAP and an Executive MBA from IBMEC Business School (both in São Paulo). Additionally he holds several executive sessions in leadership, strategy and global business environment from Fundação Dom Cabral, INSEAD and Devry.

Miguel Filisbino Pereira de Paula. Miguel Filisbino Pereira de Paula is a member of our board of directors and an independent member of our audit and ethics committee, positions he has held since August 2020. He has more than 35 years of experience in human resources in the Brazilian corporate world, holding positions such as senior HR director of Grupo Pão de Açucar, HR vice president of Estácio Participações, head of organization development at Votorantim Cimentos and HR of Grupo Gerdau. He holds an MBA degree from USP and a post-grad degree in HR from PUCRS.

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized team led by Virgilio Deloy Capobianco Gibbon, our CEO, with broad experience in the education industry. Our executive officers were appointed by our board of directors until July 2021.

The following table lists our current executive officers.

Name	Age	Position
Virgilio Deloy Capobianco Gibbon	46	Chief Executive Officer
Luis André Carpintero Blanco	47	Chief Financial Officer
Júlio Eduardo Razente de Angeli	50	Continuing Education and Innovation Vice President

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

Luis André Blanco. Luis André Blanco is our Chief Financial Officer, a position he has held since April 2020. Prior to joining us, he served as CFO for OdontoPrev for 10 years, where he oversaw corporate finance – treasury, financial planning, M&A, tax and accounting operations, legal and compliance. Prior to that, Luis served as a Financial Officer at Vivo S.A from 2003 to 2009 and also as CFO at Tele Centro – Oeste Celular Participações from 2000 to 2003. Luis holds a bachelor’s degree in engineering from the Federal University of Rio de Janeiro and an executive program degree from University of Westminster, London, England.

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

The following table sets forth the fixed and variable compensation of our key management personnel for the periods indicated:

	2020	2019	2018
	(in R$ millions)
Short-term employee benefits	9.6	4.9	2.7
Share-based compensation plans	24.0	13.9	2.1
Total compensation	33.6	18.8	4.8

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

New Long-Term Incentive Plan

On August 30, 2019, our board of directors approved the establishment of the new equity incentive plan, or the New LTIP, as amended on July 29, 2020, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level.

The New LTIP and the applicable option agreement to be entered into between us and the beneficiary, or the Option Agreement, governs the issuance of equity incentive awards with respect to our Class A common shares, or the Options. The calculation of the strike price of the Option will be set forth in the applicable Option Agreement, as approved by the board of directors, upon the granting of the Option to the beneficiary. If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her Options under the New LTIP that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her Options under the New LTIP will be canceled. The maximum aggregate number of shares that can be issued to beneficiaries under the New LTIP may not exceed 4% of our share capital at any time. As of December 31, 2020, we have awarded a total of 2,510,983 options under the New LTIP. For further information about vesting periods and strike price, see note 15.b.2 to our audited consolidated financial statements.

C.       Board Practices

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third party.

However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may vote at any meeting on any resolution concerning an interested matter, provided he or she has disclosed the nature of his or her interest.

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

Election and Terms of Directors

See “Item 10. Additional Information.—B. Memorandum and Articles of Association—Appointment, Disqualification and Removal of Directors.”

Board Committees

Our board of directors has established an (i) audit, risks and ethics committee; (ii) compensation committee; and (iii) a business expansion committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit, Risks and Ethics Committee

The audit, risks and ethics committee, or the audit committee, which consists of Vanessa Claro Lopes (elected to the committee on July 8, 2019), João Paulo Seibel de Faria (elected to the committee on August 26, 2020) and Miguel Filisbino Pereira de Paula (elected to the committee on August 26, 2020), assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Vanessa Claro Lopes serves as chairman of the audit committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Vanessa Claro Lopes is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

On January 29, 2021, our board of directors approved the audit committee charter. The audit committee complies with applicable SEC and Nasdaq rules. Notwithstanding anything to the contrary established in the audit committee charter, the audit committee is responsible for, among other things:

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

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, pursuant to its charter, the audit committee ordinarily meets at least six times per year.

Information contained on our website shall not constitute, or be deemed incorporated as, a part of this annual report.

In addition, our audit committee monitors ongoing compliance with our code of ethics and related compliance policies.

Compensation Committee

Since our initial public offering, we have established a compensation committee. The compensation committee, which consists of Rafael Munerato de Almeida, Renato Tavares Esteves and Miguel Filisbino Pereira de Paula, assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. On January 29, 2021, our board of directors approved the compensation committee charter and included the responsibility for the committee to indicate and recommend for board approval the appointment of our independent directors, directors and executive officer. Notwithstanding anything to the contrary established in the audit committee charter, the committee also reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors.

Business Expansion Committee

The business expansion committee, which consists of Sérgio Mendes Botrel Coutinho, Renato Esteves, Laura Guaraná Carvalho and Felipe Samuel Argalji, assists our board of directors to evaluate potential acquisition opportunities and new business opportunities, and makes recommendations to our board of directors as to whether we should pursue them. On January 29, 2021, our board of directors approved the business expansion committee charter.

D.       Employees

As of December 31, 2020, we had 5,260 employees, 6.2% of which were based in our offices in Nova Lima and 94.6% of which were based in other cities elsewhere in Brazil. We also engage temporary employees and consultants as needed to support our operations.

As of December 31, 2020, we had 36 medical content creators, who are responsible for developing our learning materials (including media, podcasts, quizzes, classes, among others), including 178 physician professors and 100 employees dedicated exclusively to medical content creation for our online platform.

The table below breaks down our full-time personnel by function as of December 31, 2020:

Function	Number of Employees	% of Total
Management	35	0.7%
Shared Services Center and IT, Sales and Marketing	336	6.4%
Faculties	2,623	49.9%
General and Administrative	2,266	43.1%
Total	5,260	100.0%

Our employees in Brazil are represented by the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E.       Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Afya Brazil Long-Term Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—New Long-Term Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of April 26, 2021:

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

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%	%
5% Shareholders party to our shareholders’ agreements
Crescera Educacional II Fundo de Investimento em Participações Multiestratégia(2)	—	—	24,237,126	50.5%	46.1%
Nicolau Carvalho Esteves(3)	—	—	1,661,349	3.5%	3.2%
Rosângela de Oliveira Tavares Esteves(4)	—	—	635,840	1.3%	1.2%
NRE Capital Ventures Limited(5)	—	—	21,500,000	44.8%	40.9%
Renato Tavares Esteves(6)	2,543,996	5.7%	—	—	0.5%
Vanessa Tavares Esteves(7)	2,543,996	5.7%	—	—	0.5%
Lílian Tavares Esteves de Carvalho(8)	2,543,996	5.7%	—	—	0.5%
Other 5% Shareholders
Ameriprise Financial, Inc.(9)	2,633,476	5.8%	—	—	0.5%
Jackson Square Partners, LLC(10)	2,589,067	5.7%	—	—	0.5%
AustralianSuper Pty Ltd(11)	1,985,875	4.3%	—	—	0.4%
Other Executive Officers and Directors(12)
Felipe Samuel Argalji(13)	—	—	—	—	—
Daniel Arthur Borghi(14)	—	—	—	—	—
Laura Guaraná Carvalho(15)	—	—	—	—	—
Sérgio Mendes Botrel Coutinho	—	—	—	—	—
Daulins Reni Emilio	—	—	—	—	—
Rafael Munerato de Almeida	—	—	—	—	—
Julio Eduardo Razente de Angeli	155,272	0.3%	—	—	n.m
Luis André Carpintero Blanco	0	0.0%	—	—	n.m
Virgílio Deloy Capobianco Gibbon	661,160	1.5%	—	—	0.1%

n.m. not material

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.”

(2)	Based on a statement by Crescera Educacional II Fundo de Investimento em Participações on Schedule 13G filed on February 12, 2021, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at Avenida Brigadeiro Faria Lima, 3144 – 3° Andar Itaim Bibi – São Paulo, São Paulo, Brazil.
(3)	Based on a statement on Schedule 13G jointly filed on February 12, 2021 by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Limited, or NRE Capital, the date of the last available Schedule 13G filed by such person with the SEC. Mr. Nicolau Carvalho Esteves is a member of our board of directors.
(4)	Based on a statement on Schedule 13G jointly filed on February 12, 2021 by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital, the date of the last available Schedule 13G filed by such person with the SEC.
(5)	Based on a statement on Schedule 13G jointly filed on February 12, 2021 by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital, the date of the last available Schedule 13G filed by such person with the SEC.
(6)	Based on a statement by Renato Tavares Esteves on Schedule 13G filed on February 14, 2020, the date of the last available Schedule 13G filed by such person with the SEC. Renato Tavares Esteves is a member of our board of directors. 1,780,797 shares held by Renato Tavares Esteves are held through RTE Capital Ventures Ltd. vehicle.
(7)	Based on a statement by Vanessa Tavares Esteves on Schedule 13G filed on February 14, 2020, the date of the last available Schedule 13G filed by such person with the SEC. 1,780,797 shares held by Vanessa Tavares Esteves are held through VTE Capital Ventures Ltd. vehicle.
(8)	Based on a statement by Lilian Tavares Esteves de Carvalho on Schedule 13G filed on February 14, 2020, the date of the last available Schedule 13G filed by such person with the SEC. 1,780,797 shares held by Lilian Tavares Esteves de Carvalho are held through LTE Capital Ventures Ltd. vehicle.
(9)	Based on a statement on Schedule 13G filed on February 12, 2021 by Ameriprise Financial, Inc., the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at 145 Ameriprise Financial Center, Minneapolis, MN 55474.
(10)	Based on a statement on Schedule 13G filed on February 8, 2021 by Jackson Square Partners, LLC, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at One Letterman Drive, Building A, Suite A3-200, San Francisco, CA 94129.
(11)	Based on a statement on Schedule 13G filed on February 12, 2021 by AustralianSuper Pty Ltd, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at Level 33, 50 Lonsdale Street, Melbourne, Victoria, 3000, Australia.
(12)	Disclosure regarding the equity interest held by Mrs. Nicolau Carvalho Esteves and Renato Tavares Esteves, both members of our board of directors, into us, is above.
(13)	Mr. Argalji, a member of our board of directors, is a member of the executive committee of Crescera Investimentos. Mr. Argalji disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of his pecuniary interest therein.
(14)	Mr. Borghi, a member of our board of directors, is a managing director of Crescera Investimentos. Mr. Borghi disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of his pecuniary interest therein.
(15)	Mrs. Carvalho, a member of our board of directors, is a member of the executive committee of Crescera Investimentos. Mrs. Carvalho disclaims beneficial ownership of the shares held by Crescera Investimentos except to the extent, if any, of her pecuniary interest therein.

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

Crescera Investimentos is an independent asset management firm focused on private equity and venture capital with approximately R$2.8 billion of assets under management. Founded by professionals with extensive background in the Brazilian financial markets, it has a strong track record of creating value for entrepreneurs, business owners and investors alike. It is structured as a partnership, emphasizing talent retention, meritocracy and ethical practices. Crescera Investimentos’ governance is overseen by senior executive partners, who seek to bring the same values and practices to its investee companies. Its investment decision making process is focused on maximizing return for its investor clients by assisting leading entrepreneurs in developing their business into world-class companies. Crescera Investimentos’ principal executive offices are located at Avenida Ataulfo de Paiva, 153, 5th floor, Leblon, Rio de Janeiro, RJ, Brazil.

We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

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

B.       Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and certain other rights of certain of the holders of our common shares as described under “—A. Major Shareholders—Shareholders’ Agreement,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

Shared Services

On January 2, 2018, Afya Brazil entered into agreements with its subsidiaries and IPTAN and IESVAP (entities which at that time were not subsidiaries of Afya Brazil), under which (i) Afya Brazil agreed to provide shared services and corporate costs and expenses, and (ii) the subsidiaries and IPTAN and IESVAP agreed to reimburse Afya Brazil for the amount of such costs and expenses. The amounts charged to IPTAN and IESVAP, prior to their acquisition by Afya Brazil on April 26, 2018, was R$1.1 million for the period from January 1, 2018 to April 25, 2018.

Lease Agreements

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A., or RVL, an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

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

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to: (i) up to June 2020, R$12,000.00; and (ii) after June 2020 and until October 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years counted from the conclusion of the construction works, and may be renewable for an additional five years subject to the provisions of the lease agreement.

The lease payments in connection with the lease agreements with RVL totaled R$11.3 million and R$10.4 million in the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2018, the lease expenses in connection with the lease agreements with RVL totaled R$9.7 million.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$2.9 million and R$ 2.8 million in the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2018, the lease expenses in connection with this lease agreement totaled R$2.6 million.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during 2018. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3.5 million and R$2.6 million in the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2018, the lease expenses in connection with this lease agreement totaled R$1.3 million.

UEPC Services Agreement

On February 25, 2019, Medcel entered into a services agreement with UEPC, pursuant to which Medcel agreed to provide certain educational services and content to UEPC, available on Medcel’s online platform. The services agreement is for an amount equal to R$1.3 million, payable by UEPC to Medcel subject to the terms of the services agreement. For the years ended December 31, 2020 and 2019, the revenues in connection with this services agreement totaled R$0.1 million and R$0.6 million, respectively. See note 8 to our audited consolidated financial statements.

ITPAC Garanhuns Assignment Agreement

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil, in connection with a pending authorization by MEC to operate a medical school, the right to develop the ITPAC Garanhuns Greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. The consummation of the assignment is subject to the approval of the ITPAC Garanhuns medical school authorization by MEC, which must be obtained within 10 years from the execution of the assignment agreement. The purchase price to be paid by Afya Brazil to Nicolau Carvalho Esteves to the extent MEC’s approval is obtained within the prescribed time period is R$900,000 multiplied by the number of medical school seats authorized by MEC. Once operational, ITPAC Garanhuns is expect to generate 120 new medical school seats. In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Civil Matters.”

Related person transaction policy

On January 29, 2021, our board of directors approved the related party transactions and conflicts of interests’ policy that set forth our guidelines and procedures regarding agreements with related parties.

Our related person transaction policy states that related person transactions must be approved or ratified by our executive officers and board of directors. In determining whether to approve or ratify a transaction with a related person, our executive officers or board of directors will consider all relevant facts and circumstances, including without limitation the commercial reasonableness of the terms, of the transaction the benefit and perceived benefit, or lack thereof, to us, opportunity costs of alternate transaction, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

Pursuant to the related transaction policy, our executive officers or board of directors will not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, such transaction is in, or not inconsistent with, our best interests and the best interests of our shareholders.

Indemnification agreements

We have executed indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Employment agreements

Virgílio Deloy Capobianco Gibbon, Julio Eduardo Razente de Angeli and Luis André Carpintero Blanco entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

For a description of the compensation paid to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Long-Term Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Afya Brazil Long-Term Incentive Plan.” and “Item 6. Directors, Senior Management and Employees—B. Compensation—New Long-Term Incentive Plan.”

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

As of December 31, 2020, we had provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$53.1 million, and had made judicial deposits in an aggregate amount of R$1.5 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Civil Matters

As of December 31, 2020, we and our subsidiaries were party to approximately 4,951 civil proceedings, 2,621 of which are collection proceedings, 2,319 of which are judicial proceedings and 337 of which are administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On November 14, 2008, a civil suit was filed by Alessandra Vanessa Leite e Silva and others as plaintiffs against ITPAC Porto Nacional and others, seeking (i) to void IESPEN’s decision to revoke their IESPEN membership and all subsequent decisions taken by IESPEN starting in April 4, 2004, and (ii) the payment of damages for loss of profits. On September 15, 2015, the lower court rendered a judgment in favor of the plaintiffs, granting interlocutory relief. On December 13, 2016, following an interlocutory appeal of the plaintiffs, the lower court froze 5% of ITPAC’s monthly revenues in favor of the plaintiffs, and on January 9, 2017, ITPAC appealed the lower court judgment and filed an interlocutory appeal to suspend the order to freeze 5% of its revenues. On May 24, 2017, an injunction was issued suspending the freeze order. As of the date of this annual report, the appeal against the Lower Court judgment and the interlocutory appeal are pending the decision of the appeals court. As of November 2020, the lower court deferred ITPAC request and excluded ITPAC from the proceeding. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately of R$15.3 million, with the likelihood of loss as possible.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto Nacional and others, alleging (i) that Municipal Law No. 1780/03 in connection with IESPEN’s creation is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto Nacional should be voided; (ii) that ITPAC Porto Nacional acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (iii) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay up corporate capital; and (iv) that ITPAC Porto Nacional should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC filed its defense, which is pending review by the competent lower court. On November 13, 2016, the lower court froze 8% of ITPAC Porto Nacional’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017.We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately of R$21.8 million, with the likelihood of loss as possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. As of the date of this annual report, the activities of the Garanhuns Greenfield unit are suspended pursuant to a judgment of the 23rd Federal Court of the State of Pernambuco. On February 27, 2020, the Superior Court of Justice confirmed the judgment of the 23rd Federal Court of the State of Pernambuco and the Garanhuns Greenfield unit remains suspended. Afya Brazil is currently in discussions with MEC to obtain the necessary authorizations for the Garanhuns Greenfield unit, and to the extent those authorizations are obtained, this proceeding will be extinguished. In July 2019, ITPAC Araguaina filed an administrative proceeding requesting MEC’s reappraisal of its previous decision that denied the request of transferring the administrative proceeding related to the medical course authorization, filed in 2011, from the state educational system to the federal educational system, pursuant to applicable regulation. On September 2, 2020, MEC published Ordinance no. 722 recognizing the right of ITPAC and determining the review of the regularization request formulated in 2011 by the institution. We are currently waiting for the conclusion of this administrative analysis by MEC.

On November 30, 2019, a public proceeding was filed by Domingos Borges da Silva against Centro de Ensino São Lucas, other educational institutions and the city hall of Porto Velho, alleging (i) that the defendants were purportedly not granting all the full scholarships to undergraduate students from “Programa de Inclusão Social Universidade Para Todos – Faculdade da Prefeitura”, provided by Municipal Law No. 1,887/10 and modified by Municipal Law No. 2,284/16; (ii) that due to the lack of full scholarships, the Treasury was being jeopardized because the agreement was for tax waive in exchange to the full scholarships for the beneficiary from the referred Program; (iii) therefore, the plaintiff requires to be awarded a preliminary injunction to revoke Municipal Laws Nos. 1,887/10 and 2,284/16 and the suspension of the adhesion contracts to the Program signed by the defendants; and (iv) that the defendants should be liable for alleged material damages and loss of profits. On January 13, 2020, the lower court denied the preliminary injunction. On March 3, 2020, São Lucas was served. The lawsuit was not ruled by the lower court yet. It is important to highlight that Centro de Ensino São Lucas is currently granting scholarships from the Program and, by December 2020, there were 290 scholarships being offered. We estimate the amount of any claim for damages that may be imposed on us as a result of this proceeding to be approximately of R$9.0 million, with the likelihood of loss as probable.

The provisions related to civil proceedings whose likelihood of loss is assessed as probable are R$13.3 million as of December 31, 2020. There are other civil proceedings assessed by management and our legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$59.9 million as of December 31, 2020.

Labor Matters

As of December 31, 2020, we and our subsidiaries were party to approximately 102 labor proceedings, 28 of which are judicial proceedings and four of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by us to comply with certain labor laws, including with respect to working hours, the registration of employment agreements, disabled workers’ hiring quotas and the protection of underage workers and apprentices.

The provisions related to labor proceedings whose likelihood of loss is assessed as probable are R$4.5 million as of December 31, 2020. There are other labor proceedings assessed by management and our legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$2.3 million as of December 31, 2020.

Tax and Social Security Matters

As of December 31, 2020, certain of our subsidiaries were party to 41 tax and social security proceedings, 27 of which are judicial proceedings and 14 of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are primarily tax foreclosures filed by Brazilian federal tax authority, although the most significant tax claim in an amount of R$35.3 million is related to taxes due to a Brazilian municipal tax authority.

ITPAC Porto Nacional, one of our subsidiaries, is party to an administrative tax proceeding filed by the municipality of Porto Nacional in the State of Tocantins, which alleges that ITPAC Porto Nacional is liable for unpaid taxes on services (ISS) rendered during the period from February 2012 to August 2016, as a result of the failure by ITPAC Porto Nacional to comply with certain legal requirements related to a tax exemption. The proceeding also challenges the validity of a judicial agreement between ITPAC Porto Nacional and the municipality. In January 2019, a first instance decision of the municipality of Porto Nacional determined that ITPAC Porto Nacional had complied with the terms of the tax exemption, reducing the amount from R$8 million of the liability to R$8.4 thousand, which ITPAC Porto Nacional paid. In June 2020, the administrative appeal filed by the Municipal Treasury challenging the first instance decision that reduced the amount of the liability was dismissed by the second administrative instance, canceling the infraction notice (auto de infração). The proceeding was finished in December 2020 and ITPAC Porto Nacional was successful in the decision.

ITPAC Porto Nacional is also party to one tax foreclosure proceeding filed by the Brazilian federal government on July 12, 2010 for the collection of social security contribution on payroll debts in the total historical amount of R$2.8 million, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. As of the date of this annual report, the amount of this proceeding is approximately R$2.8 million and the proceeding is pending the decision of the lower court.

UniSL is party to tax proceeding filed by city of Porto Velho on July 19, 2017 for having allegedly incurred in insufficient payment of ISSQN - Tax on Service of Any Nature in the total historical amount of R$6.0 million. As of the date of this annual report, the amount of this proceeding is approximately R$12.4 million and the likelihood of loss as possible.

The provisions related to taxes proceedings whose likelihood of loss is assessed as probable are R$35.3 million as of December 31, 2020. There are other Taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$4.3 million as of December 31, 2020.

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

On February 2, 2019, in proceedings separate to those of BR Educação, Faculdades Integradas Carajás S/C Ltda., or Faculdades Carajás, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the Faculdades Carajás bid to open a medical school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto Nacional. The lower court granted a preventive injunction in favor of Faculdades Carajás, suspending SERES’s award of the school to ITPAC Porto Nacional. On October 10, 2019, Faculdades Carajás filed a motion to dismiss the writ, and the writ was dismissed by the lower court on January 10, 2020. Consequently, ITPAC Porto Nacional is authorized by MEC to open and operate a medical school in the city of Abaetetuba.

In July 2019, Instituto Metropolitano de Ensino Ltda., or IME, filed a lawsuit against SERES requesting the cancellation of the results of the public procurement for the “Mais Médicos” program in connection with the awards granted to IPTAN and ITPAC Araguaína to open medical schools in the cities of Itacoatiara and Manacapuru, located in the State of Amazonas. IME alleges that SERES’s final decision with respect to IME’s participation in the public procurement was irregular.On September 11, 2019, the lower court granted a preventive injunction in favor of IME, suspending SERES’s award of the medical schools to IPTAN and ITPAC Araguaína. IPTAN and ITPAC Araguaína joined these proceedings as co-defendants. The preventive injunction was suspended following an appeal filed by SERES, and SERES, IPTAN and ITPAC Araguaína filed their responses to IME’s allegations. As of the date of this annual report, these proceedings are pending the decision of the lower court. On February 14, 2020, the preventive injunction granted in favor of IME to suspend the results of the public procurement in the cities of Itacoatiara and Manacapuru was revoked by the Federal Court of Appeals. This decision gave a suspensive effect for the appeal filed by IPTAN and ITPAC Araguaína, rendering the decisions of the first instance without effect.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment.”

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

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

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

As of the date of this annual report, Afya Brazil and certain of our subsidiaries are required by their respective bylaws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A. (ITPAC Araguaína), ITPAC Porto Nacional—Instituto Tocantinense Presidente Antônio Carlos S.A., IESP—Instituto de Ensino Superior do Piauí S.A., IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., União Educacional do Planalto Central S.A.(UEPC), Instituto Educacional Santo Agostinho S.A. (FASA), Sociedade Universitária Redentor S.A. (UniRedentor), PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (PEBMED), FESAR – Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. (FESAR), Iclinic Desenvolvimento de Software S.A. (Iclinic), Iclinic Participações S.A. (Iclinic Participações), Black River Participações S.A. (Black River), Medicinae Solutions S.A. (Medicinae)—at least 25% of adjusted net profit in each fiscal year; (ii) Medcel Editora e Eventos S.A. (Medcel Editora)—at least 50% of adjusted net profit in each fiscal year; (iii) IESVAP—at least 80% of adjusted net profit in each fiscal year; (iv) UNIVAÇO—at least 90% of adjusted net profit in each fiscal year; (v) Centro de Ciências em Saúde de Itajubá S.A. (CCSI)—at least 2% of net profit in each fiscal year. FADEP, Centro Integrado de Saúde de Teresina Ltda., Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (IPEMED), Instituto Paraense de Educação e Cultura Ltda. (IPEC), ESMC Educação Superior Ltda. (ESMC), Centro Universitário São Lucas Ltda. (UniSL), Centro Superior de Ciências da Saúde S/S Ltda. (FCMPB), Medphone Teconologia em Saúde Ltda. (Medphone), Medical Harbour Aparaelhos Médico – Hospitalares e Serviços em Tecnologia Ltda. (Medical Harbour) e CliqueFarma Drogarias Online Ltda. (CliqueFarma), are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on March 22, 2019. Afya Brazil did not declare or pay any dividends to its shareholders in 2018 and 2020. On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$38 million to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on Afya Brazil’s net income for the five months ended May 31, 2019. Neither Afya nor the public shareholders of Afya were entitled to receive such dividend, which was paid in September 2019.

B.       Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

On July 19, 2019, we completed our initial public offering. On February 7, 2020, we completed a follow-on offering. Our common shares have been listed on the Nasdaq since July 19, 2019 under the symbol “AFYA.” Prior to that date, there was no public trading market for our common shares.

B.       Plan of Distribution

Not applicable.

C.       Markets

See “—A. Offer and Listing Details” above.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.       Share Capital

Not applicable.

B.       Memorandum and Articles of Association

Description of Share Capital

We were incorporated on March 22, 2019 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

Our affairs are governed principally by (i) our Memorandum and Articles of Association; (ii) the Companies Act; and (iii) the common law of the Cayman Islands. As provided in our Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which, at the date of this annual report, comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report we have 45,662,790 Class A common shares and 48,034,315 Class B common shares of our authorized share capital issued and outstanding.

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

As of December 31, 2020, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares; and
•	250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

As of December 31, 2020, Afya had a total issued share capital of R$17 thousand, divided 45,112,416 Class A common shares and 48,034,315 Class B common shares.

Treasury Shares

As of December 31, 2020 and as of April 26, 2021, Afya had no treasury shares and 521,117 shares in treasury, respectively.

Issuance of Shares

Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Afya shall not issue bearer shares.

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

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Our board of directors may set a record date which shall not exceed 40 clear days prior to the date where the determination will be made.

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

As a Cayman Islands exempted company, Afya is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Afya has the discretion whether or not to hold an annual general meeting in 2019. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Afya may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in Nova Lima, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

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

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

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

Special Matters

Afya may not without the prior written consent of (i) Crescera for so long as it holds Class B common shares and (ii) the Esteves Family for so long as it holds Class B common shares: change the number of directors; change the structure, function, and/or number of the board of executive officers (which comprises the three senior executive officers that manage the day-to-day business activities of Afya, subject to the overall supervision of the board of directors); amend its Memorandum and Articles of Association; vary the rights attaching to shares; approve any merger or consolidation of Afya with one or more constituent companies (as defined in the Companies Act), the contribution by Afya of any assets to any subsidiary and/or the creation of any joint venture by Afya; approve any business combination; approve the winding-up, liquidation or dissolution of Afya; or take certain actions in respect of its share capital as set out in the Articles of Association; register as an exempted limited duration company; or approve the transfer by way of continuation of Afya to a jurisdiction outside the Cayman Islands.

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

Changes to Capital

Subject to the restrictions contained in the Articles of Association and summarized above in “—Special Matters,” Afya may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•	convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Afya may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and
•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

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

Share Repurchase

The Companies Act and the Articles of Association permit Afya to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Afya, and subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Our Board of Directors approved a share buyback program on December 23, 2020. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

The share repurchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors.

The share buyback program will take place in accordance with the conditions established by the Board of Directors on December 16, 2020. We intend to repurchase the shares to execute the stock option program for the executives of the company. Our Board of Directors will review the share buyback program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. We expect to utilize our existing funds to fund repurchases made under this program.

Our Board of Directors also authorized management to appoint BofA Securities, Inc. as our agent to purchase Securities on its behalf in the open market. It is our intention such purchases benefit from the safe harbor provided by Rule 10b-18, Rule 10b-18, promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of our common shares under the program.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends by Afya. Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Afya. Except as otherwise provided by the rights attached to shares and the Articles of Association of Afya, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

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

For the names of our directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

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

Our board of directors has an audit committee in place. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Committee.”

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

Proceedings of the Board of Directors

The Articles of Association provide that our business is to be managed and conducted by the board of directors, save that Afya may not without (i) the consent of a Crescera Director while there is a Crescera Director and (ii) the consent of an Esteves Family Director while there is an Esteves Family Director: create new classes of shares, issue new shares, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for purchase or receive any class of shares or securities in the capital of Afya; repurchase or redeem any shares; approve the payment of any remuneration to a Director or executive Officer; approve any incentive plan (as set out in the Articles of Association); change our accounting practices except as required by applicable law; execute and/or terminate any shareholders’ agreement, quotaholders’ agreement, or any other agreements related to our interest in any subsidiary; approve our financial statements; effect an initial public offering and/or follow-on offerings of Afya, or hire any investment banks or service providers inherent to the initial public offering; approve the listing and/or the delisting of our securities with any designated stock exchange; change our dividend policy and/or approve any dividend, create and/or use our reserves; approve any budget, as well as any amendment and/or change to such budget; conduct, negotiate, terminate and/or amend any business, agreement, or transaction between Afya and any related party; acquire, sell or encumber any of our permanent assets, in one transaction or in a series of transactions, which value exceeds the equivalent of R$250 thousands; approve any sale or encumbrance, for the benefit of a person of shares issued by any subsidiary, or the admission of any new partner or shareholder in such subsidiaries; create or dissolve any committees of the Directors; carry out any investments outside the scope of the core business of Afya or its controlled persons (as set out in the Articles of Association); incorporate any entity; acquire, sell or encumber the capital stock of entities in which Afya has an interest; appoint or terminate the engagement of any auditor that is not an Authorized Auditor as set out in the Articles of Association; provide any guarantee in respect of any person or related person of any of our shareholders, director and/or officers inter alia; negotiate, amend, renew, change of terminate any lease agreement or enter into any new lease agreement; appoint any executive officer; approve the delegation of any powers by the board of directors; or take actions in connection with the Company’s Anti-Corruption measures.

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

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Afya, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

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

Under Cayman Islands law, Afya must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	whether voting rights attach to the shares in issue;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Afya is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

Afya is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;
•	an exempted company does not have to hold an annual general meeting;
•	an exempted company may issue shares with no par value;
•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	an exempted company may register as a limited duration company; and
•	an exempted company may register as a segregated portfolio company.

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

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

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

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Afya and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidare the company in any foreign jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Afya is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve;; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and
•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Borrowing Powers

Our directors may exercise all the powers of Afya to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Afya or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Afya or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Directors’ and Controlling Shareholders’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, the shareholders of Afya are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Under the Companies Act, Afya may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Afya.

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

C.       Material Contracts

For information concerning certain contracts important to our business, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.

Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.

D.       Exchange Controls

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates”

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

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (as revised). This undertaking would provide that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

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

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own the securities. This discussion applies to you only if you hold Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe any state, local or non-U.S. tax consequences or all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to you if you are subject to special rules, such as:

•	one of certain financial institutions;
•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•	holding a Class A common shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;
•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	an entity classified as partnerships for U.S. federal income tax purposes;
•	a tax-exempt entity, an “individual retirement account” or a “Roth IRA”;
•	a person who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	a person that owns or is deemed to own ten percent or more of our stock (by vote or value); or
•	holding shares in connection with a trade or business conducted outside of the United States.

If you are an entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Class A common shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations all as of the date hereof, any of which is subject to change, possibly with retroactive effect.

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

Taxation of Distributions

As discussed above under “Item 8. Financial Information—Dividends and Dividend Policy,” we do not currently intend to pay dividends. In the event that we pay dividends, distributions paid on our Class A common shares, other than certain pro rata distributions of Class A common shares, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided the Class A common shares are treated as readily tradeable on an established securities market in the United States. You should consult your tax adviser regarding the availability of the reduced tax rate on dividends in your particular circumstances. The amount of any dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in your income on the date of receipt.

As discussed in “—Cayman Island Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law. However, if any non-U.S. income taxes were withheld from distributions on your Class A common shares, then, the amount of the withheld tax would be includible in your income as a dividend, and, subject to applicable limitations, some of which vary depending upon your circumstances, would be potentially creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the creditability of non-U.S. taxes in your particular circumstances.

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

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents or royalties and investment gains. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class A common shares, we believe that we were not a PFIC for the taxable year of 2020. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. If we were a PFIC for any taxable year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

If we were a PFIC for any taxable year during which you held any of our Class A common shares, you could be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over your holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received on your Class A common shares exceeded 125% of the average of the annual distributions on those shares during the preceding three years or your holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A common shares were “regularly traded” on a “qualified exchange,” you could be eligible to make a mark-to- market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, on which the Class A common shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If you make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of your Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in your Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election technically cannot be made with respect to any of our subsidiaries because the shares of which are not regularly traded. Accordingly, you may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding your mark-to-market election for the Class A common shares.

We do not intend to provide information necessary for you to make a qualifying electing fund election which would have resulted in alternative treatment.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a refund or credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of Class A common shares, or non-U.S. accounts through which Class A common shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the Class A common shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. We monitor market, credit and operational risks in line with the objectives in capital management, supported by the oversight of our Board of Directors, in decisions related to capital management and to ensure their consistency with our objectives and assessment of risks. Information relating to quantitative and qualitative disclosures about these market risks is described below.

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

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, restricted cash, loans and financing and derivatives and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	Balance as of 12/31/2020	Index – % per year	Base rate	+75	-75	+150	-150
Amounts in R$ thousands
Cash equivalents	916,790	90.95% CDI	15,843	6,876	(6,876)	13,752	(13,752)
Restricted cash	2,053	76.10% CDI	30	15	(15)	31	(31)
Loans and financing	(10,864)	TJLP p.y.	(494)	(81)	81	(163)	163
Loans and financing	(101,785)	1.65%+100 %CDI	(3,613)	(763)	763	(1,527)	1,527
Loans and financing	(504,365)	1.62%+CDI	(17,754)	(3,783)	3,783	(7,565)	7,565
Accounts payable to selling shareholders	(447,848)	CDI	(8,510)	(3,359)	3,359	(6,718)	6,718
Accounts payable to selling shareholders	(70,356)	IPCA+4.1%	(2,894)	(528)	528	(1,055)	1,055
Notes payable	(76,181)	IPCA	(1,028)	(571)	571	(1,143)	1,143

For further information, see note 12.4.1 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$70.5 million as of December 31, 2020 (December 31, 2019: R$2.5 million). See note 12.4.1 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents as of December 31, 2020.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.       Defaults

No matters to report.

B.       Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material modifications to instruments

Not applicable.

B.       Material modifications to rights

Not applicable.

C.       Withdrawal or substitution of assets

Not applicable.

D.       Change in trustees or paying agents

Not applicable.

E.       Use of proceeds

On July 19, 2019, our registration Statement on Form F-1 (File No 333-232309), as amended, was declared effective by the SEC for to our initial public offering of our Class A common shares, pursuant to which we sold a total of 15,805,841 Class A common shares, par value $0.00005 per share, at a public offering price of US$19.00 per share. BofA Securities, Inc., Goldman Sachs & Co. LLC, and UBS Securities LLC, Itau BBA USA Securities, Inc. acted as the representatives of the underwriters in our initial public offering. We received approximately US$242.7 million of net proceeds from our initial public offering (i.e., after deducting underwriting discounts, commissions and offering expenses).

On February 6, 2020, our registration Statement on Form F-1 (File No 333-236246), as amended, was declared effective by the SEC for a public offering of our Class A common shares, pursuant to which we sold a total of 3,260,480 Class A common shares, par value $0.00005 per share, at a public offering price of US$27.50 per share. BofA Securities, Inc., Goldman Sachs & Co. LLC, and UBS Securities LLC, Itau BBA USA Securities, Inc. acted as the representatives of the underwriters of this offering. We received approximately US$86.6 million of net proceeds from our follow-on offering (i.e., after deducting underwriting discounts, commissions and offering expenses).

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

In 2020, we implemented measures designed to improve our internal control over financial reporting, including formalizing our processes and internal control documentation and strengthening supervisory reviews by our financial management; hiring additional qualified accounting and finance personnel and engaging financial consultants to enable the implementation of internal control over financial reporting and segregating duties amongst accounting and finance personnel; and planning to implement certain accounting systems to automate manual processes. Although progress has been made to strengthen our controls, as of December 31, 2020, based upon our evaluation, our management concluded that our disclosure controls and procedures as of December 31, 2020 were ineffective in view of the material weaknesses in internal control over financial reporting as described below. This material weakness did not result in a material misstatement in the consolidated financial statements as of and for the year ended December 31, 2020. The IT department is already performing reviews of the controls to address the issues related to material weaknesses and expect to conclude the proposed remediation plan during 2021. The focus will be on the implementation of an identity and access management tool (IAM), standardization of logins, implementation of the Segregation of Duties or SOD matrix and improvements in all access granting and recertification processes.

B.       Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s evaluation of internal control over financial reporting excluded the internal control activities of UniRedentor, which was acquired in January 2020, UniSL, which was acquired in May 2020, PEBMED, which was acquired in July 2020, FESAR, which was acquired in November 2020, MedPhone, which was acquired in November 2020, and FCMPB, which was acquired in November 2020, as discussed in note 5 to our audited consolidated financial statements. We have included the financial results of these in the consolidated financial statements from the date of acquisition. Such entities represented approximately 8% and 3% of total and net assets, respectively, as of December 31, 2020 and 20% and 22% of net revenue and net income, respectively, for the year then ended.

Our management, with participation of the chief executive officer and chief financial officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2020, our internal control over financial reporting was not effective based on those criteria due to an ineffective IT control environment, which resulted in the material weakness described below.

We identified deficiencies relating to the IT General Controls (ITGCs) which, when aggregated, have been classified as a material weakness. Accordingly, process-level automated controls and IT dependent manual controls, that were dependent upon the information derived from IT systems, were also deemed to be ineffective. This material weakness did not result in a material misstatement in the consolidated financial statements for the year ended December 31, 2020.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2020, which did not include an evaluation of the internal control over financial reporting of UniRedentor, UniSL, PEBMED, FESAR, MedPhone and FCMPB, has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an adverse report on our internal control over financial reporting, which is included elsewhere in this annual report.

D.       Changes in Internal Control Over Financial Reporting

As part of our changes in internal control over financial reporting, we have implemented changes to the structure of our information technology (IT) department and systems, including by hiring experience personnel and training our staff and implementing an IT Service Management (ITSM) system to support IT processes and controls. We have also enhanced our accounting environment, adding experienced accounting personnel to our team, implementing systems for managing contingencies and for the balance sheet consolidation process, and hiring specialized resources to implement second and third lines of defense relating to compliance, internal controls over financial reporting and internal audit functions. These measures were implemented and evaluated by management during 2020.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which currently consists of Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Vanessa Claro Lopes serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Vanessa Claro Lopes qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S.S., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019
	(in R$ millions)
Audit fees (1)	5.3	4.2
Audit-related fees (2)	2.7	2.1
Tax fees	—	—
All other fees	—	—
Total fees	8.0	6.3

(1)	Audit fees include fees for the audit of our annual consolidated financial statements; audit of the effectiveness of internal control over financial reporting, audit of statutory financial statements of subsidiaries; review of our interim financial statements, and audit of financial statements of acquired businesses.
(2)	Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our equity offerings.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) of the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the issuer. Our audit committee currently comprises three directors, all of whom are independent directors.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 23, 2020, we announced that our board of directors had approved a share buyback program. Under the share buyback program, we may repurchase up to 1,015,844 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions, and expect to utilize our existing funds to fund any repurchases made under this program. The share buyback program may be executed in compliance with Rule 10b-18 under the Exchange Act. No Class A common shares were purchased pursuant to the share buyback program in 2020.

As of the date of this annual report, 521,117 Class A common shares had been repurchased pursuant to the share buyback program in 2021.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
•	Nasdaq Rule 5635, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Afya. (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1	English translation of Purchase Agreement dated as of January 11, 2018, among Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Participações S.A. and BR Health Participações S.A. (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.2	English translation of Purchase Agreement dated as of November 27, 2018, among NRE Participações S.A., JC JOINT Fundo de Investimento em Participações Multiestratégia, Breno Miranda Trabulo Pinheiro Correia and Cristina Maria Miranda de Sousa (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.3	English translation of Purchase Agreement dated as of December 5, 2018, among NRE Participações S.A., João Carlos Ribeiro Pedroso, Leoni margarida Bertolin, José Carlos Januário, Ricardo Pedroso, Daiane Pedroso Canto and RD Administração e Participação Ltda (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.4	English translation of Investment and Purchase Agreement dated as of March 29, 2019, among Afya Participações S.A. (formerly NRE Participações S.A.), BR Health Participações S.A. and Guardaya Empreendimentos e Participações S.A. (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.5*	English translation of Bank Note (Cédula de Crédito Bancário) issued by Afya Participações S.A. on September 23, 2020.
8.1*	List of Subsidiaries.
11.01	English translation of the Code of Ethics of Afya (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on June 24, 2019, File No. 333-232309).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AFYA LIMITED
By:	/s/ Virgilio Deloy Capobianco Gibbon
Name: Virgilio Deloy Capobianco Gibbon
Title: Chief Executive Officer

By:	/s/ Luis André Carpintero Blanco
Name: Luis André Carpintero Blanco
Title: Chief Financial Officer

Date: April 30, 2021

Index to Financial Statements

Audited Consolidated Statements—Afya Limited

F-1

Afya Limited

Consolidated financial statements

as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2021 expressed an adverse opinion thereon.

Adoption of IFRS 16

As discussed in Note 12.2.2 to the consolidated financial statements, the Company changed its method for recognizing leases in 2019, due to the adoption of IFRS 16 – Leases using the modified retrospective method of adoption.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for Business combinations
Description of the Matter
As described in Note 5 of the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of several entities during the year ended December 31, 2020 for a total aggregated purchase consideration of R$1,184,301 thousand. Such transactions were accounted for as business combinations, in accordance with the requirements of IFRS 3 Business Combinations, and the Company estimated the fair value of net assets acquired for each one of those acquisitions, including acquired intangible assets.

Auditing the Company's accounting for such acquisitions was complex and involved significant auditor judgement due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets of R$952,483 thousand, which principally consisted of licenses, customer relationships, trademark and developed technology. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired businesses. The Company used valuation techniques to measure licenses, customer relationships, trademark and developed technology. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, projected profit margins and royalty rates. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over accounting for business combinations, including controls over the recognition and measurement of identifiable intangible assets. For example, we tested controls over management's evaluation of underlying assumptions in the valuation models applied, and we also tested management's controls over the data used in the valuation models.

To test the estimated fair value of the intangible assets acquired, we performed audit procedures that included, among others, evaluating the valuation methodology and the significant assumptions used by the Company; obtaining the reports prepared by the Company´s valuation specialist; testing the completeness and accuracy of underlying data used in the estimation of fair value of intangible assets acquired; involving our valuation specialists to assist with the evaluation of the methodology and key assumptions used by the Company and comparing the key assumptions used to the ones used by the Company in relation to past acquisitions and available third-party industry information. We also assessed the Company’s disclosures in Note 5 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on Internal Control over Financial Reporting

We have audited Afya Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Afya Limited (the Company) has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sociedade Universitária Redentor S.A. ("UniRedentor"), Centro Universitário São Lucas Ltda. (“UniSL”), PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (“PEBMED”), Faculdade de Ensino Superior da Amazônia Reunida (“FESAR”), MedPhone Tecnologia em Saúde Ltda. (“MedPhone”) and Centro Superior de Ciências da Saúde S/S Ltda.  (“FCMPB”), which are included in the 2020 consolidated financial statements of the Company and constituted 8% and 3% of total and net assets, respectively, as of December 31, 2020 and 20% and 22% of net revenue and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of UniRedentor, UniSL, PEBMED, FESAR, MedPhone and FCMPB.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Management has identified deficiencies relating to the IT General Controls (ITGCs) which, when aggregated, have been classified as a material weakness.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated April 30, 2021, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Belo Horizonte, Brazil

April 30, 2021

Afya Limited

Consolidated statements of financial position

As of December 31, 2020 and 2019

(In thousands of Brazilian reais)

	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	6	1,045,042	943,209
Restricted cash		-	14,788
Trade receivables	7	302,317	125,439
Inventories		7,509	3,932
Recoverable taxes		21,019	6,485
Other assets		29,614	17,912
Total current assets		1,405,501	1,111,765

Non-current assets
Restricted cash		2,053	2,053
Trade receivables	7	7,627	9,801
Other assets		74,037	17,267
Property and equipment	10	260,381	139,320
Investment in associate	9	51,410	45,634
Right-of-use assets	12.2.2	419,074	274,275
Intangible assets	11	2,573,010	1,312,338
Total non-current assets		3,387,592	1,800,688

Total assets		4,793,093	2,912,453
Liabilities
Current liabilities
Trade payables		35,743	17,628
Loans and financing	12.2.1	107,162	53,607
Derivatives	12.2.1	-	757
Lease liabilities	12.2.2	61,976	22,693
Accounts payable to selling shareholders	12.2.3	188,420	131,883
Notes payable	12.2.4	10,503	-
Advances from customers		63,839	36,860
Labor and social obligations		77,855	46,770
Taxes payable		32,976	19,442
Income taxes payable		4,574	3,213
Other liabilities		6,331	376
Total current liabilities		589,379	333,229

Non-current liabilities
Loans and financing	12.2.1	510,323	6,750
Lease liabilities	12.2.2	385,727	261,822
Accounts payable to selling shareholders	12.2.3	329,820	168,354
Notes payable	12.2.4	65,678	-
Taxes payable		21,425	21,304
Provision for legal proceedings	22	53,139	5,269
Other liabilities		3,822	1,999
Total non-current liabilities		1,369,934	465,498
Total liabilities		1,959,313	798,727

Equity
Share capital	16	17	17
Additional paid-in capital		2,323,488	1,931,047
Share-based compensation reserve		50,724	18,114
Retained earnings		407,991	115,916
Equity attributable to equity holders of the parent		2,782,220	2,065,094
Non-controlling interests		51,560	48,632
Total equity		2,833,780	2,113,726
Total liabilities and equity		4,793,093	2,912,453

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

	Notes	2020	2019	2018

Net revenue	18	1,201,191	750,630	333,935
Cost of services	19	(434,654)	(308,853)	(168,052)
Gross profit		766,537	441,777	165,883

General and administrative expenses	19	(402,855)	(239,120)	(70,034)
Other (expenses) income, net		(347)	2,594	599

Operating income		363,335	205,251	96,448

Finance income	20	62,290	51,689	10,428
Finance expenses	20	(98,269)	(72,365)	(8,154)
Finance result		(35,979)	(20,676)	2,274

Share of income of associate	9	7,698	2,362	-

Income before income taxes		335,054	186,937	98,722

Income taxes expense	21	(27,067)	(14,175)	(3,988)

Net income		307,987	172,762	94,734

Other comprehensive income		-	-	-
Total comprehensive income		307,987	172,762	94,734

Net income attributable to
Equity holders of the parent		292,075	153,916	86,353
Non-controlling interests		15,912	18,846	8,381
		307,987	172,762	94,734
Basic earnings per share
Per common share	17	3.15	2.03	1.84
Diluted earnings per share
Per common share	17	3.12	2.02	1.81

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
				Earnings reserves
	Share capital	Additional paid-in capital	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2018	66,485	(63,588)	-	2,905	40,309	-	46,111	651	46,762

Net income	-	-	-	-	-	86,353	86,353	8,381	94,734
Total comprehensive income	-	-	-	-	-	86,353	86,353	8,381	94,734
Capital increase with cash	156,304	-	-	-	-	-	156,304	-	156,304
Capital increase with reserve	80,541	-	-	-	(40,312)	(40,229)	-	-	-
Capital increase with contribution of IPTAN and IESVAP	11,670	188,602	-	-	-	-	200,272	-	200,272
Dividends declared	-	-	-	-	-	10,781	10,781	-	10,781
Share-based compensation	-	-	2,161	-	-	-	2,161	-	2,161
Legal reserve	-	-	-	4,318	-	(4,318)	-	-	-
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	(5,845)	(5,845)
Non controling interest arising on business combination	-	-	-	-	-	-	-	85,185	85,185
Earning retention		-	-	-	52,587	(52,587)	-	-	-
Balances at December 31, 2018	315,000	125,014	2,161	7,223	52,584	-	501,982	88,372	590,354

Net income	-	-	-	-	-	153,916	153,916	18,846	172,762
Total comprehensive income	-	-	-	-	-	153,916	153,916	18,846	172,762
Capital increase with cash	150,000	-	-	-	-	-	150,000	-	150,000
Capital increase from shares contribution of shareholders	48,768	36,358	-	-	-	-	85,126	(44,774)	40,352
Capital increase from the corporate reorganization	122,062	137,051	-	-	-	-	259,113	-	259,113
Share-based compensation	1	17,627	18,114	-	-	-	35,742	-	35,742
Allocation to additional paid-in capital	-	33,001	-	-	(33,001)	-	-	-	-
Dividends declared	-	-	-	-	-	(38,000)	(38,000)	(13,812)	(51,812)
Dividends cancelled	-	-	-	-	4,107	-	4,107	-	4,107
Corporate reorganization	(635,830)	668,904	(2,161)	(7,223)	(23,690)	-	-	-	-
Issuance of common shares in initial public offering	16	992,762	-	-	-	-	992,778	-	992,778
Shares issuance cost	-	(79,670)	-	-	-	-	(79,670)	-	(79,670)
Balances at December 31, 2019	17	1,931,047	18,114	-	-	115,916	2,065,094	48,632	2,113,726

Net income	-		-	-	-	292,075	292,075	15,912	307,987
Total comprehensive income	-		-	-	-	292,075	292,075	15,912	307,987
Capital increase from shares contribution of shareholders	-	17,531	-	-	-	-	17,531	-	17,531
Issuance of common shares in follow-on public offering	-	389,170	-	-	-	-	389,170	-	389,170
Share issuance cost	-	(19,704)	-	-	-	-	(19,704)	-	(19,704)
Dividends declared	-	-	-	-	-	-	-	(12,984)	(12,984)
Share-based compensation	-	5,444	32,610	-	-	-	38,054	-	38,054
Balances at December 31, 2020	17	2,323,488	50,724	-	-	407,991	2,782,220	51,560	2,833,780

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian reais)	2020	2019	2018

Operating activities
Income before income taxes	335,054	186,937	98,722
Adjustments to reconcile income before income taxes
Depreciation and amortization	108,744	73,152	9,078
Disposals of property and equipment	-	78	-
Allowance for doubtful accounts	32,081	15,040	7,714
Share-based compensation expense	32,610	18,114	2,161
Net foreign exchange differences	4,613	(13,321)	2,697
Net loss (gain) on derivatives	(20,739)	1,780	(1,219)
Accrued interest	25,543	24,002	1,856
Accrued lease interest	44,458	31,469	-
Share of income of associate	(7,698)	(2,362)	-
Provision for legal proceedings	5,354	(2,568)	(344)
Others	-	-	(11)
Changes in assets and liabilities
Trade receivables	(164,286)	(35,556)	(28,198)
Inventories	(3,110)	(236)	(593)
Recoverable taxes	(13,709)	(3,940)	(63)
Other assets	(23,902)	(7,403)	(3,304)
Trade payables	4,475	3,029	(1,528)
Taxes payables	(552)	4,940	(3,797)
Advances from customers	(1,951)	19,324	2,073
Labor and social obligations	11,125	6,124	(3,019)
Other liabilities	22,771	(10,881)	1,990
	390,881	307,722	84,215
Income taxes paid	(19,374)	(8,506)	(3,897)
Net cash flows from operating activities	371,507	299,216	80,318

Investing activities
Acquisition of property and equipment	(89,832)	(56,964)	(18,634)
Acquisition of intangibles assets	(47,753)	(64,745)	(3,053)
Restricted cash	14,788	7,530	(18,810)
Payments of notes payable	(5,974)	-	-
Acquisition of subsidiaries, net of cash acquired	(913,991)	(241,568)	(221,298)
Loans to related parties	-	1,598	(594)
Net cash flows used in investing activities	(1,042,762)	(354,149)	(262,389)
Financing activities
Issuance of loans and financing	605,041	7,383	74,980
Payments of loans and financing	(155,090)	(75,093)	(6,492)
Payments of lease liabilities	(55,455)	(39,779)	-
Related parties loans	-	-	(106)
Capital increase	5,444	167,628	156,304
Dividends paid to non-controlling interests	(12,984)	(51,812)	(5,845)
Proceeds from initial public offering	389,170	992,778	-
Share issuance costs	(19,704)	(79,670)	-
Net cash flows from (used in) financing activities	756,422	921,435	218,841
Net foreign exchange differences	16,666	14,447	-
Net increase in cash and cash equivalents	101,833	880,949	36,770
Cash and cash equivalents at the beginning of the year	943,209	62,260	25,490
Cash and cash equivalents at the end of the year	1,045,042	943,209	62,260

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
1	Corporate information

Afya Limited (“Afya”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization described below.

Until the contribution of Afya Brazil shares to Afya Limited in July 2019, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country and by services that comprises the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content and mobile app subscription for digital medical content.

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

On July 7, 2019, each of Afya Brazil´s shareholders had agreed to contribute their respective shares on Afya Brazil into Afya Limited, exchanging one common share into 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

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

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common shares and gross proceeds of R$ 358,286 (US$ 83,048 thousand). The Company received net proceeds of R$ 339,648 (US$ 78,846 thousand), after deducting R$ 18,638 (US$ 4,202 thousand) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of R$ 30,884 (US$ 6,615 thousand). The net proceeds from the additional shares were R$ 29,819 (US$ 6,387 thousand), after deducting R$ 1,066 (U$ 228 thousand) in underwriting discounts and commissions.

Afya transferred R$ 294,312 (US$ 68,060 thousand) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and are denominated in Brazilian reais.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Acquisitions in 2020

(i) On January 31, 2020, Afya Brazil acquired control of Sociedade Universitária Redentor S.A. ("UniRedentor"), through the acquisition of 100% of its shares. UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. See Note 5.

(ii) On May 5, 2020, Afya Brazil acquired control of Centro Universitário São Lucas Ltda. (“UniSL”), through the acquisition of 100% of its shares. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine and health, as well as other courses, in the State of Rondônia. See Note 5.

(iii) On July 20, 2020, Afya Brazil acquired control of PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (“PEBMED”), through the acquisition of 100% of its shares. PEBMED offers content and clinical tools for healthcare professionals, including web portals and mobile apps. See Note 5.

(iv) On November 3, 2020, Afya Brazil acquired 100% of the total share capital of Faculdade de Ensino Superior da Amazônia Reunida (“FESAR”). FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine and health, as well as other courses, in the State of Pará. See Note 5.

(v) On November 4, 2020, Afya Brazil acquired 100% of the total share capital of MedPhone Tecnologia em Saúde Ltda. (“MedPhone”). MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis. See Note 5.

(vi) On November 9, 2020, Afya Brazil acquired 100% of the total share capital of Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”). FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba and medical course represented 99% of its net revenue in 2019. See Note 5.

Other acquisitions

(i) On October 22, 2020, Afya Brazil entered into a purchase agreement for the acquisition of 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. , which includes UNIFIPMoc and Fip Guanambi (“SPES”). SPES is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the States of Minas  Gerais and Bahia. The transaction is subject to conditions precedent before closing, of which had not occurred up to the issuance of these  financial statements. The purchase price is R$360,000, adjusted by the Net Debt at the closing date, of which: (i) 100% is payable in cash on the transaction closing date.

(ii) See Note  24 for for further information regarding other acquisitions  concluded after December 31, 2020.

COVID-19

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

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth year students, which represents the largest portion of our practical curriculum. As of December 31, 2020, we have recorded deferred revenues of R$2,361 in advances from customers in the statement of financial position because some of our practical educational activities (particularly for students in the first to fourth years) that we provide in our on-campus labs and clinics were suspended and thus a portion of the net revenue should be deferred to the next year, in accordance with IFRS 15.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondonia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. As of the date of these financial statements, these mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. As long as it has not been declared constitutional, we started to invoice our students without these discounts and, from March 2021, with the discount granted during 2020. Additionally, we are also facing individual and collective legal proceedings all across the country, which total R$ 6,545 during 2020 that are still pending on final legal decisions to be recovered.

As we continue to offer non-practical educational activities to our students through our platform and practical activities for fifth and sixth year students, through the same professors, staff and suppliers, we continue to charge our standard monthly tuitions fees. We are committed to deliver the best quality service, minimize the impacts of the COVID-19 pandemic on our students, employees and our local communities. In addition, as of the date of these financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. We continue to support our students by providing special payment arrangements. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these financial statements.

The COVID-19 pandemic is still evolving, and Brazilian authorities may maintain a lockdown of our on-campus activities for a longer or undefined extended of period of time or impose a more severe lockdown, among other measures, all of which are outside of our control and may materially adversely affect our business and results of operations including the resumption of on-campus practical classes. We may also suffer labor shortages, particularly of our teaching faculty, which is mostly comprised of doctors that continue to have work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. Furthermore, the COVID-19 pandemic is expect to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates.

While we are aware of the uncertainties created by the COVID-19 pandemic, we remain confident in our strategy, in the financial robustness of our business and in our contribution of high quality medical professionals who we believe will help our society overcome the COVID-19 pandemic and other future challenges.

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

These consolidated financial statements as of and for the year ended December 31, 2020 were authorized for issue by the Board of Directors on April 30, 2021.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis of consolidation

The table below list the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	December 31, 2020	December 31, 2019	December 31, 2018
Afya Participações S.A. (Afya Brazil)	Holding	Nova Lima - MG	Subsidiary	100%	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate and graduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate and graduate degree programs	Araguaína - TO	Subsidiary	100%	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Undergraduate and graduate degree programs	Ipatinga - MG	Subsidiary	100%	100%	76%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate and graduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate and graduate degree programs	Parnaíba - PI	Subsidiary	80%	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Undergraduate and graduate degree programs	Itajubá - MG	Subsidiary	60%	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%	80%
RD Administração e Participações Ltda. (“RD”) ****	Holding	Pato Branco - PR	Subsidiary	-	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate and graduate degree programs	Pato Branco - PR	Subsidiary	100%	100%	100%
CBB Web Serviços e Transmissões Online S.A. (“CBBW”)***	Medical education courses and online platform	São Paulo - SP	Subsidiary	-	100%	-
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%	-
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	100%	-
ESMC Educação Superior Ltda.*	Undergraduate and graduate degree programs	Montes Claros - MG	Subsidiary	100%	-	-
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Post-graduate	Belo Horizonte - MG	Subsidiary	100%	100%	-
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Undergraduate and graduate degree programs	Marabá - PA	Subsidiary	100%	100%	-
Sociedade Universitária Redentor S.A. (“UniRedentor”) **	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	-	-
Centro Universitário São Lucas Ltda. (“UniSL”) **	Undergraduate and graduate degree programs	Porto Velho - RO	Subsidiary	100%	-	-
PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (“PEBMED”)**	Content and clinical tools and online platform	Rio de Janeiro – RJ	Subsidiary	100%	-	-
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Undergraduate and graduate degree programs	João Pessoa – PB	Subsidiary	100%	-	-
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate and graduate degree programs	Redenção – PA	Subsidiary	100%	-	-
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	-	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate and graduate degree programs	Brasília - DF	Associate	30%	30%	-

*       On January 1, 2020, Afya Brazil incorporated ESMC Educação Superior Ltda. (“ESMC”) and transferred the two FASA campuses located in the State of Minas Gerais, which do not offer medicine courses, to ESMC. This spin-off did not have an impact on the consolidated financial statements.

**       See Note 5.1 for further details on the business combinations during 2020.

***       CBBW was merged by Medcel on May 1, 2020.

****       RD Administração e Participações Ltda was merged by Afya Brazil on December 15, 2020.

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

2.3 Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, except for the adoption of IFRS 16 as of January 1, 2019.

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
F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

c) Fair value measurement

The Company measures derivative financial instruments at fair value at each balance sheet date as disclosed in Note 12.3.

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

• Trade receivables – Note 7

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Building	25 years
Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Laboratories and clinics	10 years
Leasehold improvements	20 years

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

An operating lease is a lease other than a finance lease. The Company did not have leases classified as finance lease. Operating lease payments were recognized as an operating expense in the statement of income on a straight-line basis over the lease term.

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

Whenever applicable, impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

s) Revenue from contracts with customers

Tuition fees and other revenue

The Company's revenue consists primarily of tuition fees charged for medical courses and other courses. The Company also generates revenue from tuition fees for other undergraduate courses, student fees, certain education-related activities and digital education content.

Revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue from tuitions, digital education content and mobile app subscription for digital medical content are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Printed books and e-books revenue are transferred at point in time

Revenue from sale of printed books and e-books are recognized at the point in time when control of the asset or services is transferred to the customer, generally on delivery of the goods at the customer’s location and permission to access the digital content. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the printed books and e-books, the Company considers the effects of variable consideration, financing component, noncash consideration, and consideration payable to the customer to be not significant.

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

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition, digital education content and mobile app subscription for digital medical content received from customers and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The other new amendments and interpretations were applied for the first time in 2020, but did not have a significant impact on the consolidated financial statements of the Company.

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

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 14
•	Financial instruments risk management objectives and policies – Note 12.4
•	Sensitivity analyses disclosures – Note 12.4.1

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

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 11.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. As disclosed in Note 15 (b) the Company had stock plans that were fully exercised on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil and Guardaya plans, respectively. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 15 (b).

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

4	Segment information

As a result of the corporate reorganization described in Note 1 which occurred on March 29, 2019, the Company has two reportable segments, as follows:

•	Education Services Segment (Business Unit 1), which provides educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs; and

•	Digital Content, Residency Preparatory and Specialization Programs Segment (Business Unit 2), which provides digital and printed medical content services, including online courses for residency preparatory, medical and other than medical post-graduate specialization programs and mobile app subscription for digital medical content.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents assets and liabilities information for the Company's operating segments as of December 31, 2020:

	Business Unit 1	Business Unit 2	Total reportable segments	Elimination (inter-segment transactions)	Total
As of December 31, 2020
Total assets	4,541,988	251,220	4,793,208	(115)	4,793,093
Current assets	1,280,342	125,274	1,405,616	(115)	1,405,501
Non-current assets	3,261,646	125,946	3,387,592	-	3,387,592

Total liabilities and equity	4,541,988	251,220	4,793,208	(115)	4,793,093
Current liabilities	522,522	66,972	589,494	(115)	589,379
Non-current liabilities	1,261,894	108,040	1,369,934	-	1,369,934
Equity	2,757,572	76,208	2,833,780	-	2,833,780

	Business Unit 1	Business Unit 2	Total reportable segments	Elimination (inter-segment transactions)	Total
As of December 31, 2020
Other disclosures
Investments in associate	51,410	-	51,410	-	51,410
Capital expenditures (*)	82,916	26,565	109,481	-	109,481

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The following table presents statements of income for the Company's operating segments for the year ended December 31, 2020:

	Business Unit 1	Business Unit 2	Total reportable segments	Elimination (inter-segment transactions)	Total
External costumer	1,002,461	198,730	1,201,191	-	1,201,191
Inter-segment	-	1,619	1,619	(1,619)	-
Net revenue	1,002,461	200,349	1,202,810	(1,619)	1,201,191
Cost of services	(381,964)	(54,309)	(436,273)	1,619	(434,654)
Gross profit	620,497	146,040	766,537	-	766,537
General and administrative expenses					(402,855)
Other expenses, net					(347)
Operating profit					363,335
Finance income					62,290
Finance expenses					(98,269)
Share of income of associate					7,698
Income before income taxes					335,054
Income taxes expense					(27,067)
Net income					307,987

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents assets and liabilities information for the Company's operating segments as of December 31, 2019:

	Business Unit 1	Business Unit 2	Total reportable segments	Elimination (inter-segment transactions)	Total
As of December 31, 2019
Total assets	2,714,161	199,285	2,913,446	(993)	2,912,453
Current assets	1,026,857	85,901	1,112,758	(993)	1,111,765
Non-current assets	1,687,304	113,384	1,800,688	-	1,800,688

Total liabilities and equity	2,714,161	199,285	2,913,446	(993)	2,912,453
Current liabilities	312,303	21,919	334,222	(993)	333,229
Non-current liabilities	360,005	105,493	465,498	-	465,498
Equity	2,041,853	71,873	2,113,726	-	2,113,726

	Unit 1	Unit 2	Total reportable segments	Elimination (inter-segment transactions)	Total
As of December 31, 2019
Other disclosures
Investments in associate	45,634	-	45,634	-	45,634
Capital expenditures (*)	167,427	8,282	175,709	-	175,709

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets, including the acquisition of IPEC licenses in the amount of R$ 108,000 (R$ 54,000 paid and included in the acquisition of intangible assets in the cash flows used in investing activities) as described in Note 11.

The following table presents statements of income for the Company's operating segments for the year ended December 31, 2019:

	Unit 1	Unit 2	Total reportable segments	Adjustments and eliminations *	Total
External costumer	653,760	96,870	750,630	-	750,630
Inter-segment	-	3,880	3,880	(3,880)	-
Net revenue	653,760	100,750	754,510	(3,880)	750,630
Cost of services	(279,066)	(33,667)	(312,733)	3,880	(308,853)
Gross profit	374,694	67,083	441,777	-	441,777
General and administrative expenses					(239,120)
Other income, net					2,594
Operating profit					205,251
Finance income					51,689
Finance expenses					(72,365)
Share of income of associate					2,362
Income before income taxes					186,937
Income taxes expense					(14,175)
Net income					172,762

(*) These eliminations are related to sale transactions from Medcel to other entities in Business Unit 1.

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

5	Business combinations

5.1 Acquisitions in 2020

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	UniRedentor*	UniSL**	PEBMED	FESAR	FCMPB	MedPhone
Assets
Cash and cash and equivalents	11,796	3,245	1,119	4,236	100	60
Trade receivables	4,800	21,567	7,984	-	8,148	-
Inventories	-	467	-	-	-	-
Recoverable taxes	3	822	-	-	-	-
Other assets	2,486	7,251	161	42	123	9
Indemnification assets	710	12,645	12,350	6,871	-	-
Right-of-use assets	10,265	42,062	865	-	23,663	-
Property and equipment	4,207	19,144	391	23,176	962	-
Intangible assets	142,399	314,097	60,372	167,106	264,782	3,727
	176,666	421,300	83,242	201,431	297,778	3,796
Liabilities
Trade payables	(746)	(3,554)	(9,024)	(143)	(173)	-
Loans and financing	(16,187)	(58,541)	-	(1,087)	-	-
Lease liabilities	(10,265)	(42,062)	(865)	-	(23,663)	-
Labor and social obligations	(4,471)	(8,070)	(1,786)	(1,801)	(3,832)	-
Taxes payable	(850)	(5,779)	(1,210)	(29)	(5)	(2)
Provision for legal proceedings	(710)	(12,645)	(12,350)	(6,871)	-	-
Advances from customers	(10,994)	(6,084)	(9,312)	(759)	(1,781)	-
Notes payable	-	(80,526)	-	-	-	-
Other liabilities	-	(14,754)	-	-	-	(228)
	(44,223)	(232,015)	(34,547)	(10,690)	(29,454)	(230)
Total identifiable net assets at fair value	132,443	189,285	48,695	190,741	268,324	3,566
Preliminary goodwill arising on acquisition	77,662	4,420	84,175	71,664	110,483	2,843
Purchase consideration transferred	210,105	193,705	132,870	262,405	378,807	6,409
Cash paid	114,607	141,065	115,339	260,836	189,913	6,373
Payable in installments	95,498	52,640	-	1,569	188,894	36
Paid in Afya Brazil’s shares	-	-	17,531	-	-	-
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	(1,380)	(1,666)	(613)	(2,047)	(721)	(158)
Cash paid, net of cash acquired with the subsidiary (included in cash flows from investing activities)	(102,811)	(137,820)	(114,220)	(256,600)	(189,813)	(6,313)
Net of cash flow on acquisition	(104,191)	(139,486)	(114,833)	(258,647)	(190,534)	(6,471)

*During the measurement period, the preliminary goodwill for the acquisition of UniRedentor was adjusted to R$77,662 (R$90,282 initial goodwill) as a result of an increase of intangible assets from R$134,281 to R$142,399 and a purchase price consideration adjustment of R$ 4,503.

**During the measurement period, the preliminary goodwill for the acquisition of UniSL was adjusted to R$4,422 (R$53,192 previously disclosed) as a result of (i) a purchase consideration decrease of R$7,816 and (ii) adjustments increasing intangible assets of R$ 40,961 and a decrease in property and equipment of R$7.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Acquisition of UniRedentor

On January 31, 2020, Afya Brazil acquired 100% of the share capital of UniRedentor. The original purchase price of R$214,608, was adjusted by R$4,503 and was comprised by: i) R$114,607 paid in cash on the acquisition date; and ii) R$100,000 is payable in five equal installments from January 2021 to July 2024, adjusted by the CDI rate. The purchase consideration adjustment of R$4,503 will be deducted from the first installment due in January 2021.

UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. The acquisition contributed with 112 medical school seats, with a potential 44 additional medical school seats subject to the approval by MEC and is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition of UniRedentor was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$1,380 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UniRedentor and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, this business combination has contributed R$ 10,509 of net revenue and R$ 3,570 of income before income taxes to the Company. FCMPB was constituted through a spin-off recently in August, 2020 and there is no information before this period to be presented.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Acquisition of UniSL

On May 5, 2020, Afya Brazil acquired 100% of the total share capital of UniSL. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine and health, as well as other courses, in the State of Rondônia. UniSL also offers other medical related undergraduate degrees. The original purchase consideration of R$201,521 was adjusted by R$7,816, of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The purchase consideration adjustment of R$7,816 will be deducted from the first installment due in May 2021.

The acquisition contributed with 182 medical school seats. There are 100 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate. Such potential additional payment has not been recognized as the approval of additional seats have not yet occurred and is contingent.

The acquisition of UniSL was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$1,666 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UniSL and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, UniSL has contributed R$ 113,894 of net revenue and R$ 30,648 to the income before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 57,477 and income before income taxes for 2020 would have been increased by R$ 9,455.

(c) Acquisition of PEBMED

On July 20, 2020, Afya Brazil acquired 100% of the share capital of PEBMED. The original purchase price of R$ 132,900 was adjusted by R$ 30 and was comprised by: i) R$115,339 paid in cash on the acquisition date; and ii) R$ 17,531 was paid with Afya Brazil’s shares which were afterwards contributed to the Company in exchange of issuance of 141,976 of its own shares.

PEBMED offers content and clinical tools for healthcare professionals, including web portals and mobile apps. With the integration of PEBMED into our platform, Afya will continue to expand offerings for the medical professionals now focusing in the interaction with the patient.

The acquisition of PEBMED was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$ 613 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

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

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 2 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of PEBMED and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, this business combination has contributed R$ 17,535 of net revenue and R$ 3,413 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 17,452 and income before income taxes for 2020 would have been decreased by R$ 1,813.

(d) Acquisition of FESAR

On November 3, 2020, Afya Brazil acquired 100% of the share capital of FESAR. The aggregate purchase price was R$260,836, including the CDI rate adjustment from the signing date and the real state of the operation, estimated at R$ 17,397, of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$1,569 and was paid on February 25, 2021.

FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine and health, as well as other courses, in the State of Pará and medical course represents 70% of its 2019’s net revenue. The acquisition contributed with 120 medical school seats.

The acquisition of FESAR was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$2,047 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of FESAR and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, this business combination has contributed R$ 6,280 of net revenue and R$ 3,751 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 29,113 and income before income taxes for 2020 would have been increased by R$ 14,918.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(e) Acquisition of MedPhone

On November 4, 2020, Afya Brazil acquired 100% of the share capital of MedPhone. The net purchase price was R$6,373 of which 100% was paid in cash on the closing of the operation. The purchase price was adjusted to R$6,409, this price adjustment of R$ 36 was paid on February 2, 2021.

MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis.

The acquisition of MedPhone was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$158 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

There are no trade receivables, right of use assets or lease liabilities associated with the acquisition of MedPhone.

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 2 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of MedPhone and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, this business combination has contributed R$ 49 of net revenue and R$ 57 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 142 and income before income taxes for 2020 would have been decreased by R$ 46.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(f) Acquisition of FCMPB

On November 9, 2020, Afya Brazil acquired 100% of the share capital of FCMPB. The total net purchase price of R$379,913 was adjusted to Rincreased by R$ 142 and income before income taxes for 2020 would have been decreased by R$ 46.$378,807 and is comprised of (i) R$189,913 paid in cash on the transaction closing date, and (ii) R$188,894 is payable in cash in four equal installments through 2024, adjusted by the CDI rate.

FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Paraíba and medical course represents 99% of its 2019’s net revenue. The acquisition contributed with 157 medical school seats

The acquisition of FCMPB was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$721 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

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

The preliminary goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Business Unit 1 segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of FCMPB and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

From the date of acquisition, this business combination has contributed R$ 10.509 of net revenue and R$ 3.570 of income before income taxes to the Company. FCMPB was constituted through a spin-off recently in August, 2020 and there is no information before this period to be presented.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5.2 Acquisitions in 2019

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

** During the measurement period of the assets acquired and liabilities assumed at the fair value, the Company has identified R$1,320 of indemnification assets, related to the acquisition of IPEMED.

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

This business combination contributed R$ 40,554 of net revenue and R$ 5,786 of income before income taxes to the Company in 2019. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 75,238 and income before income taxes for 2019 would have been R$ 21,924.

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

FASA contributed R$ 69,996 of net revenue and R$ 16,501 of income before income taxes to the Company in 2019. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 90,063 and income before income taxes for 2019 would have been R$ 16,872.

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

IPEMED contributed R$ 43,244 of net revenue and R$ 10,735 of income before income taxes to the Company in 2019. If the acquisition had taken place at the beginning of the period, net revenue for 2019 would have been R$ 67,594 and income before income taxes for 2019 would have been R$ 6,808.

6	Cash and cash equivalents

	2020	2019

Cash and bank deposits	57,729	13,092
Cash equivalents (a)	987,313	930,117
	1,045,042	943,209

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investment funds managed by highly rated financial institutions. As of December 31, 2020, the average interest on these CDB are equivalent to 90.95% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2019: 99.2%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$70,523 as of December 31, 2020 (December 31, 2019: R$2,529).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

7	Trade receivables

	2020	2019

Tuition fees	195,318	80,156
Educational content (a)	62,931	37,154
FIES	49,425	17,789
Educational credits	11,248	9,899
Mobile app subscription (b)	13,526	-
Others	10,476	5,005
	342,924	150,003
(-) Allowance for doubtful accounts	(32,980)	(14,763)
	309,944	135,240
Current	302,317	125,439
Non-current	7,627	9,801

(a)       Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b)       Related to trade receivables from mobile applications subscriptions for digital medical content.

As of December 31, 2020 and 2019, the aging of trade receivables was as follows:

	2020	2019

Neither past due nor impaired	145,076	71,095
Past due
1 to 30 days	44,365	15,042
31 to 90 days	57,198	27,221
91 to 180 days	51,521	20,543
More than 180 days	44,764	16,102
	342,924	150,003

The changes in the allowance for doubtful accounts for the years ended December 31, 2020, 2019 and 2018, was as follows:

	2020	2019	2018

Balance at the beginning of the year	(14,763)	(7,537)	(3,794)
Additions	(32,081)	(15,040)	(7,714)
Write-offs	13,864	7,814	3,971
Balance at the end of the year	(32,980)	(14,763)	(7,537)
F-49

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	2020	2019
Assets
Trade receivables (a)	174	557
Related parties (b)	421	-
	595	557
Current	174	557
Non-current	421	-

Other income	2020	2019	2018
IESVAP (c)	-	-	252
IPTAN (c)	-	-	882
UEPC (a)	104	557	-
	104	557	1,134
Lease
RVL Esteves Gestão Imobiliária S.A.	11,288	10,417	9,655
UNIVAÇO Patrimonial Ltda.	2,915	2,816	2,625
IESVAP Patrimonial Ltda.	3,470	2,609	1,274
	17,673	15,842	13,554

(a)	Refers to sales of educational content from Medcel to UEPC recorded in trade receivables

(b)	Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services recorded in other assets.

(c)	Refers to share services and corporate expenses provided by Afya Brazil to IPTAN and IESVAP for the periods prior to their acquisition on April 26, 2018 recorded in the consolidated statements of income.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

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

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) after June 2020 and until October 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years counted from the conclusion of the construction works, and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

The lease payments in connection with the lease agreements with RVL totaled R$11,288 and R$10,417 in the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2018, the lease expenses in connection with the lease agreements with RVL totaled R$9,655.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement.The lease payments in connection with this lease agreement totaled R$2,915 and R$2,816 in the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2018, the lease expenses in connection with this lease agreement totaled R$2,625.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during 2018. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3,470 and R$2,609 in the years ended December 31, 2020 and 2019, respectively. In the year ended December 31, 2018, the lease expenses in connection with this lease agreement totaled R$1,274.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2020	2019	2018

Short-term employee benefits	9,629	4,947	2,681
Share-based compensation plans	23,989	13,893	2,161
	33,618	18,840	4,842

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15 (b).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
9	Investment in associate

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

	December 31, 2020	December 31, 2019

Current assets	55,413	26,762
Non-current assets	82,575	77,031
Current liabilities	(34,531)	(29,328)
Non-current liabilities	(76,132)	(66,294)
Equity	27,325	8,171
Company’s share in equity – 30%	8,227	2,451
Goodwill	43,183	43,183
Carrying amount of the investment	51,410	45,634

Net revenue	113,965	85,816
Cost of services	(55,926)	(39,459)
General and administrative expenses	(27,341)	(29,476)
Finance result	(4,882)	(4,121)
Income before income taxes	25,816	12,760
Income taxes expenses	(252)	(2,275)
Net income for the year	25,564	10,485
Company’s share of income for the year	7,698	2,362

	December 31, 2020	December 31, 2019
Opening balance	45,634	-
Acquisition of minority interest (15%) in March 2019	-	24,458
Acquisition of additional minority interest (15%) in June 2019	-	24,457
Dividends receivable (included in Other assets)	(1,922)	(5,643)
Share of income	7,698	2,362
Closing balance	51,410	45,634

The Company tests at least annually the recoverability of the carrying amount of goodwill and there was no impairment for this goodwill.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
10	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total
As of January 1, 2018	-	20,135	-	120	8,357	6,494	10,016	-	7,094	1,187	53,403
Additions	-	3,226	2,770	-	1,023	1,728	949	-	1,940	7,918	19,554
Transfer	-	-		-	-	-	-	-	2,271	(2,271)	-
Business combinations	-	7,142	-	62	2,517	2,021	1,873	597	577	3,902	18,691
As of December 31, 2018	-	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	-	9,838	4,235	422	6,976	4,241	1,205	34	4,488	25,525	56,964
Transfers	-	-	-	-	-	(525)	-	-	-	-	(525)
Business combinations	-	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of December 31, 2019	-	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303
Additions	-	13,806	672	-	4,550	9,657	1,012	-	54,748	5,387	89,832
Business combinations	6,771	8,973	5,724	508	3,061	2,493	2,473	-	12,787	5,090	47,880
Transfer	19,148	1,395	-	-	82	367	-	(1,049)	23,559	(43,502)	-
As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	-	122,005	3,706	314,015

Depreciation
As of January 1, 2018	-	(7,810)	-	(49)	(3,449)	(3,472)	(6,012)	-	(136)	-	(20,928)
Depreciation	-	(1,886)	-	(10)	(812)	(1,017)	(1,003)	(27)	(202)	-	(4,957)
As of December 31, 2018	-	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	-	(4,097)	-	-	(1,629)	(2,495)	(1,648)	(359)	(1,317)	-	(11,545)
Disposals	-	-	-	-	-	447	-	-	-	-	447
As of December 31, 2019	-	(13,793)	-	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	-	(36,983)
Depreciation	-	(5,065)	-	(112)	(2,199)	(4,314)	(2,154)	(78)	(2,729)	-	(16,651)
Transfer	-	(464)	-	-	-	-	-	464	-	-	-
As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	-	(4,384)	-	(53,634)

Net book value
As of December 31, 2020	25,919	49,181	13,401	1,044	21,042	17,660	10,807	-	117,621	3,706	260,381
As of December 31, 2019	-	30,536	7,005	648	15,548	9,457	9,476	663	29,256	36,731	139,320

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2020, 2019 and 2018.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform and software in progress	Total
Cost
As of January 1, 2018	-	-	-	-	6,633	-	-	-	6,633
Additions	-	-	-	-	1,301	-	-	1,752	3,053
Business combinations	169,535	445,616	-	63,303	354	-	-	-	678,808
As of December 31, 2018	169,535	445,616	-	63,303	8,288	-	-	1,752	688,494
Additions (i) (ii)	4,030	108,000	-	-	1,101	-	-	9,644	122,775
Business combinations	285,844	150,156	32,111	62,110	-	17,305	-	2,845	550,371
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	-	14,241	1,361,640
Additions	-	-	-	-	4,175	-	-	15,474	19,649
Disposals	-	-	-	-	(460)	-	-	-	(460)
Business combinations	351,247	747,498	42,903	158,126	3,117	-	355	484	1,303,730
As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	30,199	2,684,559

Amortization
As of January 1, 2018	-	-	-	-	(1,904)	-	-	-	(1,904)
Amortization	-	-	-	(2,945)	(1,176)	-	-	-	(4,121)
As of December 31, 2018	-	-	-	(2,945)	(3,080)	-	-	-	(6,025)
Amortization	-	-	(1,150)	(34,927)	(1,456)	(4,876)	-	(868)	(43,277)
As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	-	(868)	(49,302)
Amortization	-	-	(2,352)	(47,960)	(2,180)	(2,816)	(32)	(7,367)	(62,707)
Disposals	-	-	-	-	460	-	-	-	460
As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	(111,549)

Net book value
As of December 31, 2020	810,656	1,451,270	71,512	197,707	9,965	9,613	323	21,964	2,573,010
As of December 31, 2019	459,409	703,772	30,961	87,541	4,853	12,429	-	13,373	1,312,338

(i) The amount of R$4,030 added to goodwill relates to adjustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

(ii) On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC for the acquisition of 100% of IPEC. IPEC was a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará, that commenced its operation in September 2019. Prior to the acquisition date, IPEC has no significant assets and liabilities. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate. The instalment due in August 2020 was paid in the total amount of R$28,104.

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

The Company performed its annual impairment test on December 31, 2020 and 2019.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

There was no impairment for goodwill and licenses with indefinite useful lives as of December 31, 2020, 2019 and 2018.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their value in use and the discount rates used for the impairment assessment as of December 31, 2020 and 2019 was:

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU

	2020	2019	2020	2019	2020	2019
IPTAN	17,446	17,446	57,214	57,214	126,397	110,224
IESVAP	27,956	27,956	81,366	81,366	112,898	119,129
CCSI	4,664	4,664	56,737	56,737	48,411	68,354
IESP	73,838	73,838	179,693	179,693	380,410	251,364
FADEP	49,661	49,661	70,606	70,606	160,787	133,996
Medcel and CBBW*	139,294	139,294	-	-	219,359	213,881
FASA	58,903	58,903	144,507	150,156	267,279	227,271
ESMC	-	-	5,649	-	7,230	-
IPEMED	87,647	87,647	-	-	119,227	106,924
IPEC	-	-	108,000	108,000	122,325	106,964
UniRedentor	77,662	-	121,477	-	253,370	-
UniSL	4,420	-	249,387	-	258,234	-
PEBMED	84,175	-	-	-	143,328	-
FESAR	71,664	-	141,616	-	263,914	-
FCMPB	110,483	-	235,018	-	380,682	-
Medphone	2,843	-	-	-	6,477	-

*CBBW as merged by Medcel on May 1, 2020.

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

Digital content platform users – refer to mobile app subscription and online courses for digital content users.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Discount rates: discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is 13.00% in 2020 (12.60% in 2019).

Significant estimate: impact of possible changes in key assumptions

An increase of 13 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2020, or a decrease of 50 basis points on estimated EBITDA would have not resulted in significant impacts on these financial statements.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets are as follows:

Customer relationships – medicine	6 years
Customer relationships – other courses	4.5 years
Software license	5 years
Education content	3 years
Trademarks	19 - 20 years
Developed technology	5 years

For the years ended December 31, 2020, 2019 and 2018, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
12	Financial assets and financial liabilities

12.1 Financial assets

Financial assets	2020	2019
At amortized cost
Cash and cash equivalents	1,045,042	943,209
Restricted cash	2,053	16,841
Trade receivables	309,944	135,240
Total	1,357,039	1,095,290
Current	1,347,359	1,083,436
Non-current	9,680	11,854

12.2 Financial liabilities

Financial liabilities	2020	2019
At amortized cost
Trade payables	35,743	17,628
Loans and financing	617,485	60,357
Lease liabilities	447,703	284,515
Accounts payable to selling shareholders	518,240	300,237
Notes payable	76,181	-
Advances from customers	63,839	36,860
Total	1,759,191	699,597
Current	467,643	262,671
Non-current	1,291,548	436,926
Derivatives not designated as hedging instruments
Cross-currency interest rate swaps	-	757
Total	-	757
Current	-	757
Non-current	-	-

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1 Loans and financing

Financial institution	Currency	Interest rate	Maturity	2020	2019

Itaú Unibanco S.A. (e)	Euro	1.01% p.y.	2020	-	52,959
Itaú Unibanco S.A.	Brazilian real	1.22% a 1.26% p.m.	2020	-	648
FINEP (d)	Brazilian real	TJLP p.y.	2027	10,864	6,750
BNDES (c)	Brazilian real	10.03% p.y.	2024	471	-
Banco Votorantim (b)	Brazilian real	CDI + 1.65% p.y.	2021	101,785	-
Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	504,365	-
				617,485	60,357
Current				107,162	53,607
Non-current				510,323	6,750

(a)	On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b)	On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and is repayable at maturity on July 5, 2021.

(c)	On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements BNDES which has an interest rate of 10.03% per year and maturity in 2024.

(d)	On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), 2019 and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The loan is guaranteed by bank warranty in the amount of R$ 10,864.

(e)	On November 16, 2018, Afya Brazil entered into a euro-denominated loan agreement with Itaú Unibanco S.A. in the amount of R$ 74,980 (equivalent to €17,500). The loan accrues interest at 1.01% per annum and is repayable in three equal installments on November 18, 2019, May 18, 2020 and November 12, 2020. The loan agreement contains a financial covenant requiring Afya Brazil to maintain a Net Debt to EBITDA ratio less or equal to: 2.2x at end of 2018 and 2019 and 1.8x at the end of 2020. The loan was guaranteed by financial investments, classified as restricted cash, in the amount of R$14,788 as of December 31, 2019. This loan was repaid on November 12, 2020.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

		Fair value
Cross-currency interest rate swap agreements	Principal amount (notional)	2020	2019

Asset position: Euros + 1.01% p.y.	49,165	-	53,045
Liability position: 128% of CDI	(49,165)	-	(53,802)
Net position – assets (liabilities)		-	(757)
Current assets (liabilities)		-	(757)
Noncurrent assets (liabilities)		-	-

12.2.2 Leases

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. The Company has lease contracts for properties. The maturity of the lease contracts generally have lease terms between 5 and 30 years. There are no sublease and variable payments in-substance lease agreements in the period.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As at January 1, 2019	212,360	212,360
Additions	19,100	19,100
Business combinations	61,145	61,365
Depreciation expense	(18,330)	-
Interest expense	-	31,469
Payments of lease liabilities	-	(39,779)
As at December 31, 2019	274,275	284,515
Additions	64,743	64,743
Remeasurement	34,161	34,161
Business combinations	76,855	76,855
Depreciation expense	(29,386)	-
Interest expense	-	44,458
Payments of lease liabilities	-	(55,455)
Disposals	(1,574)	(1,574)
As at December 31, 2020	419,074	447,703

As at December 31, 2019
Current	-	22,693
Non-current	274,275	261,822
As at December 31, 2020
Current	-	61,976
Non-current	419,074	385,727

The Company recognized lease expense from short-term leases and low-value assets of R$ 2,555 for the year ended December 31, 2020 (R$ 4,494 for the year ended December 31, 2019).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.3 Accounts payable to selling shareholders

	2020	2019
-
Acquisition of IESP (a)	38,771	75,450
Acquisition of FADEP (b)	-	18,745
Acquisition of FASA (c)	70,356	105,306
Acquisition of IPEMED (d)	38,622	45,646
Acquisition of IPEC (e)	28,307	55,090
Acquisition of UniRedentor (f)	97,773	-
Acquisition of UniSL (g)	53,386	-
Acquisition of FCMPB (h)	189,420	-
Acquisition of FESAR (i)	1,569	-
Acquisition of MedPhone (j)	36	-
	518,240	300,237
Current	188,420	131,883
Non-current	329,820	168,354

	2020	2019	2018

Opening balance	300,237	177,730	-
Cash flows	(134,518)	(92,688)	-
Acquisition of IPEC	-	54,000	-
Interest	13,884	17,977	1,687
Business combinations	343,140	144,538	176,043
Compensation of legal proceedings disbursement	(4,503)	(1,320)	-
Closing balance	518,240	300,237	177,730

(a)	On November 27, 2018, Afya Brazil acquired 80% of IESP and the amounts of (i) R$8,906 was paid in February 2019, and (ii) R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The first and second installments were paid in November 2019 and 2020, respectively, and the remaining installment is due by the end of the third year from the transaction closing date.

(b)	On December 5, 2018, Afya Brazil acquired 100% of FADEP and the amount of R$52,846 is payable in three equal installments of R$17,615, each adjusted by the SELIC rate through the payment date and due semiannually from the transaction closing date. The first installment was paid in June 2019, the second installment was paid in December 2019, and the last installment was paid in June 2020.

(c)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 is payable in April 2021, and R$ 29,770 is payable in April 2022; each adjusted by the IPCA rate + 4.1% per year.

(d)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(e)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.
F-61

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(f)	On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$ 114,607 was paid in cash on the transaction closing date, and the original amount of R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount will be deducted from the first installment due in January 2021.

(g)	On May 5, 2020, Afya Brazil acquired 100% of UniSL. The purchase consideration is R$201,521, of which: R$ 141,065 was paid in cash on the transaction closing date, and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount will be deducted from the first installment due in May 2021.

(h)	On November 9, 2020, Afya Brazil acquired 100% of FCMPB. The net purchase price of R$379,913 was adjusted to R$378,807, of which: R$ 189,913 was paid in cash on the transaction closing date, and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(i)	On November 3, 2020, Afya Brazil acquired 100% of the share capital of FESAR. The aggregate purchase price was R$260,836, including the CDI rate adjustment from the singing and the real state of the operation, estimated at R$ 17,397, of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$1,569 and was paid on February 25, 2021.

(j)	On November 4, 2020, Afya Brazil acquired 100% of the share capital of MedPhone. The net purchase price was R$6,373 of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$36 and was paid on February 2, 2021.

12.2.4 Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As at December 31, 2020, notes payable of R$ 76,181, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the period:

Notes payable

As at January 1, 2020	-
Business combination	80,526
Payments	(5,974)
Monetary indexation	1,629
As at December 31, 2020	76,181
Current liabilities	10,503
Non-current liabilities	65,678

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.3 Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2020		2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	2,053	2,053	16,841	16,841
Trade receivables (non-current)	7,627	7,627	9,801	9,801
Total	9,680	9,680	26,642	26,642

Financial liabilities
Loans and financing	617,485	637,723	60,357	60,443
Lease liabilities	447,703	447,703	284,515	284,515
Accounts payable to selling shareholders	518,240	518,240	300,237	300,237
Notes payable	76,181	76,181	-	-
Derivatives	-	-	757	757
Total	1,659,609	1,679,847	645,866	645,952

The Company assessed that the fair values of cash and cash equivalents, restricted cash, trade receivables, other assets, trade payables, advances from customers and other liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Derivatives not designated as hedging instruments are recorded at fair value.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk at December 31, 2020 was assessed to be insignificant.

12.4.Financial instruments risk management objectives and policies

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

12.4.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as at December 31, 2020.

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

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, restricted cash, loans and financing and derivatives and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	Balance as of 12/31/2020	Index – % per year	Base rate	+75	-75	+150	-150

Cash equivalents	916,790	90.95% CDI	15,843	6,876	(6,876)	13,752	(13,752)
Restricted cash	2,053	76.10% CDI	30	15	(15)	31	(31)
Loans and financing	(10,864)	TJLP p.y.	(494)	(81)	81	(163)	163
Loans and financing	(101,785)	1.65%+100%CDI	(3,613)	(763)	763	(1,527)	1,527
Loans and financing	(504,365)	1.62%+CDI	(17,754)	(3,783)	3,783	(7,565)	7,565
Accounts payable to selling shareholders	(447,848)	CDI	(8,510)	(3,359)	3,359	(6,718)	6,718
Accounts payable to selling shareholders	(70,356)	IPCA+4.1%	(2,894)	(528)	528	(1,055)	1,055
Notes payable	(76,181)	IPCA	(1,028)	(571)	571	(1,143)	1,143

(ii)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$70,523 as of December 31, 2020 (December 31, 2019: R$2,529).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.1961 to U.S. dollar 1.00) as of December 31, 2020 and 2019, with all other variables held constant.

	Exposure	+10%	-10%
As of December 31, 2020
Cash and cash equivalents	70,523	7,052	(7,052)

12.4.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents and restricted cash.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2020 and 2019 is the carrying amounts of its financial assets.

12.4.3 Liquidity risk

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

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	35,743	-	-	-	35,743
Loans and financing	125,137	566,157	4,010	3,094	698,398
Lease liabilities	63,092	131,225	124,114	705,115	1,023,546
Accounts payable to selling shareholders	191,145	262,340	81,153	-	534,638
Notes payable	11,083	83,803	-	-	94,886
Advances from customers	63,839	-	-	-	63,839
	490,039	1,043,525	209,277	708,209	2,451,050
F-65

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2019	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	17,628	-	-	-	17,628
Loans and financing	54,507	3,537	2,517	1,926	62,487
Lease liabilities	44,139	81,326	76,013	502,831	704,309
Accounts payable to selling shareholders	137,608	182,535	12,072	-	332,215
Advances from customers	36,860	-	-	-	36,860
Derivatives	757	-	-	-	757
	291,499	267,398	90,602	504,757	1,154,256
F-66

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5 Changes In liabilities arising from financing activities

	January 1, 2020	Payments	Addition / Remeasurement	Interest	Foreign exchange movement	Business combination	Other	December 31, 2020
Loans and financing	60,357	(155,090)	605,041	10,031	21,279	75,815	52	617,485
Lease liabilities	284,515	(55,455)	98,904	44,458	-	76,855	(1,574)	447,703
Dividends payable	-	(12,984)	12,984	-	-	-	-	-
Total	344,872	(223,529)	716,929	54,489	21,279	152,670	(1,522)	1,065,188

	January 1, 2019	Payments	Addition / Remeasurement	Interest	Foreign exchange movement	Business combination	Other	December 31, 2019
Loans and financing	77,829	(75,093)	7,383	6,025	1,126	43,087	-	60,357
Lease liabilities	212,360	(39,779)	19,100	31,469	-	61,365	-	284,515
Dividends payable	4,107	(51,812)	51,812	-	-	-	(4,107)	-
Total	294,296	(166,684)	78,295	37,494	1,126	104,452	(4,107)	344,872

	January 1, 2018	Payments	Addition / Remeasurement	Interest	Foreign exchange movement	Business combination	Other	December 31, 2018
Loans and financing	3,823	(6,492)	74,980	2,821	2,697	-	-	77,829
Related parties	106	(106)	-	-	-	-	-	-
Dividends payable	14,888	(5,845)	-	-	-	-	(4,936)	4,107
Total	18,817	(12,443)	74,980	2,821	2,697	-	(4,936)	81,936
F-67

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2020 and 2019.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2020
Assets for which fair values are disclosed
Trade receivable (non-current)	7,627	-	7,627	-
Restricted Cash	2,053	-	2,053	-
Liabilities for which fair values are disclosed
Loans and financing	(637,723)	-	(637,723)	-
Lease liabilities	(447,703)	-	(447,703)	-
Accounts payable to selling shareholders	(518,240)	-	(518,240)	-
Notes payable	(76,181)	-	(76,181)	-

December 31, 2019
Liabilities measured at fair value:
Derivative financial liabilities
Cross-currency interest rate swaps	(757)	-	(757)	-
Assets for which fair values are disclosed
Restricted cash	16,841	-	16,841	-
Trade Receivable (non-current)	9,801	-	9,801	-
Liabilities for which fair values are disclosed
Loans and financing	(60,443)	-	(60,443)	-
Lease liabilities	(284,515)		(284,515)
Accounts payable to selling shareholders	(300,237)	-	(300,237)	-

There were no transfers between Level 1 and Level 2 during 2020 and 2019.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
14	Capital management

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

	2020	2019

Loans and financing	617,485	60,357
Lease liabilities	447,703	284,515
Accounts payable to selling shareholders	518,240	300,237
Notes payable	76,181	-
Less: cash and cash equivalents	(1,045,042)	(943,209)
Less: restricted cash	(2,053)	(16,841)
Net debt	612,514	(314,941)
Total equity	2,833,780	2,113,726
Total equity and net debt	3,446,294	1,798,785

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

15	Labor and social obligations

a)	Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$ 9,514, R$ 6,871 and R$1,945 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

In September, 2019, as a result of the IPO mentioned in Note 1, the Company had a capital increase through the issuance of 1,842,428 Class A common shares in the amount of R$ 17,627 related to the exercise of the stock options.

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

b.2) Afya Limited share-based compensation plan

The stock options plan approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. On September 2, 2019 and September 25, 2019, the Company granted 2,306,213 and 58,000 stock options, respectively. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

The stock options will vest in five installments of 20% per year, starting on May 1 of the year following the date of execution of the option agreement with each beneficiary.

On March 19, 2020, 230,000 additional stock options were granted, with an exercise price of US$19.00 each. These stock options will vest in four annual installments, representing each, respectively, 25% of the total stock options granted to such option holder.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

As result, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date (R$11.53 average per option, in Brazilian Reais) over the vesting period of the options.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On August 17, 2020, 127,000 additional stock options were granted, with an exercise price of R$74 and R$122 (in Brazilian Reais). These stock options will vest in 3 to 5 annual installments.

On November 26, 2020, 115,000 additional stock options were granted, with an exercise price of R$126 (in Brazilian Reais). These stock options will vest in 5 annual installments.

On December 16, 2020, 5,220 additional stock options were granted, with an exercise price of R$97 (in Brazilian Reais). These stock options will vest in 1 annual installment.

The share-based compensation expense, including the incremental fair value as result of the modification, recognized in general and administrative expenses in the statement of income for the year ended December 31, 2020 was R$ 32,610 (December 31, 2019: R$ 11,040).

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2020	2019
Outstanding at January 1	74.53	2,364,214	-
Granted	94.55	477,220	2,364,214
Forfeited	74.57	(274,359)	-
Exercised	96.20	(56,092)	-
Expired		-	-
Outstanding at December 31	78.22	2,510,983	2,364,214

The following table list the inputs to the model used to determine the original fair value of the stock options granted in March 2020 and September 2019:

	March 2020	September 2019
Strike price at the measurement date	US$ 19.00	US$ 19.00
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	39.7%	38.9%
Risk-free interest rate (%)	0.8%	1.4%
Expected life of stock options (years)	4.0	5.0
Share price at the measurement date	US$ 16.30	US$ 21.90
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	US$ 3.94	US$ 6.55

On July 29, 2020 the stock options plans granted in September 2019 and March 2020 was remeasured considering the new strike price in Brazilian Reais. The strike price was previously measured at US$ 19.00 adjusted by T-Bond rates. The average incremental fair value, as result of the modification, was R$ 15.94 per option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan (*)
Strike price at the measurement date	R$ 74.38	R$ 99.09
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	41% - 76%	42% - 76%
Risk-free interest rate (%)	2.0% - 4.9%	0.2% - 0.4%
Expected life of stock options (years)	1 – 4	1 – 4
Share price at the measurement date	R$ 133.68	R$ 133.68
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 69.54	R$ 57.12

(*) The strike price of the original plan was based in U.S. dollars.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the fair value of the stock options granted on August 17,2020, November 26, 2020 and December 16, 2020, which has been granted in line with the modified plan on July 29, 2020:

	August 2020	November 2020	December 2020
Strike price at the measurement date	R$74 – R$122	R$126	R$97
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	41% - 75%	40% - 69%	69%
Risk-free interest rate (%)	2.2% - 6.1%	2.2% - 6.9%	0.9%
Expected life of stock options (years)	1 – 5	1 – 5	1
Share price at the measurement date	R$ 136	145.15	R$ 119.78
Model used	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 67.12	R$ 56.43	R$ 40.38

16	Equity

a. Share capital

As of December 31, 2020, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2019) comprised by 93,146,731 shares (45,112,416 class A common shares and 48,034,315 class B common shares) and 89,744,275 shares as of December 31, 2019 (31,814,690 class A common shares and 57,929,585 class B common shares).

In 2020, the Company issued 3,260,480 of the Class A common shares through the public equity offering, as described in Note 1. In addition, on July 20, 2020, the Company's additional paid in capital was increased by R$17,531 in connection with issuance of 141,976 Class A common shares as described in Note 5.1(c).

b. Afya Brazil

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the consolidated financial statements reflect the operating results of Afya Brazil prior to the reorganization. As of December 31, 2018, Afya Brazil’s share capital was R$ 315,000 represented by 1,443,541 shares, comprised of 1,411,895 common shares, 26,523 Class A preferred shares and 5,123 Class B preferred shares.

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

On March 8, 2019, the shareholders of Afya Brazil approved a renounce of dividends for the year ended December 31, 2016 of R$4,107; and an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family.

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

In 2020, CCSI and IESVAP approved the payment of interim dividends totaling R$12,984 of which R$8,392 and R$4,592 was distributed to IESVAP and CCSI’s non-controlling shareholders, respectively. The dividends were already paid.

d. Buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

The share buy-back program will take place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. Afya’s Board of Directors will review the share buy-back program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. Afya expects to utilize its existing funds to fund the repurchase of its shares. As of the issuance date of these financial statements and during the first months of 2021, the Company had repurchased 521,117 shares at the weighted average price of R$ 124.15 (in Brazilian Reais) or US$ 22.51.

17	Earnings per share (EPS)

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	2020	2019	2018*
Numerator
Net income attributable to equity holders of the parent	292,075	153,916	86,353
Denominator
Weighted average number of outstanding shares	92,683,848	75,969,797	46,936,064
Effects of dilution from stock options	951,920	221,846	840,700
Weighted average number of outstanding shares adjusted for the effect of dilution	93,635,768	76,191,643	47,776,764

Basic earnings per share (R$)	3.15	2.03	1.84
Diluted earnings per share (R$)	3.12	2.02	1.81

* Considers the effects from the contribution of the shareholders of Afya Brazil into Afya in a one-to-28 exchange for the shares of Afya Brazil contributed to Afya.

18	Revenue

The Company’s net revenue is as follows:

	2020	2019	2018

Tuition fees(*)	1,388,735	856,561	385,784
Other	99,817	43,116	4,414
Deductions
Granted discounts	(89,017)	(43,767)	(11,104)
Early payment discounts	(29,299)	(8,523)	(3,189)
Returns	(11,437)	(7,462)	(1,801)
Taxes	(49,629)	(28,157)	(24,239)
PROUNI	(107,979)	(61,138)	(15,930)
Net revenue from contracts with customers	1,201,191	750,630	333,935
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	1,128,558	713,827	331,045
Other - Transferred at a point in time	72,633	36,803	2,890

(*) As mentioned in Note 1, the Company assessed, in connection with the social distancing requirements, whether it has satisfied all performance obligations of its contracts with customers, according to IFRS15, and concluded it was necessary to defer a portion of it’s net revenues in the second semester of 2020. As result, R$2,361 of net revenue were deferred to the first semester of 2021 and recorded in advances from customers.

The Company’s revenues from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of undergraduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for the years ended December 31, 2020 and 2019:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Revenue by segment

Segments – December 31, 2020	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	Total

Types of services or goods	1,002,461	200,349	(1,619)	1,201,191
Tuition fees	997,055	107,197	-	1,104,252
Other	5,406	93,152	(1,619)	96,939
Timing of revenue recognition	1,002,461	200,349	(1,619)	1,201,191
Transferred over time	997,055	131,503	-	1,128,558
Transferred at a point in time	5,406	68,846	(1,619)	72,633

Segments – December 31, 2019	Business Unit 1	Business Unit 2	Elimination (inter-segment transactions)	Total

Types of services or goods	653,760	100,750	(3,880)	750,630
Tuition fees	648,957	60,195	-	709,152
Other	4,803	40,555	(3,880)	41,478
Timing of revenue recognition	653,760	100,750	(3,880)	750,630
Transferred over time	648,957	64,870	-	713,827
Transferred at a point in time	4,803	35,880	(3,880)	36,803

19	Expenses and cost by nature
	2020	2019	2018

Cost of services	(434,654)	(308,853)	(168,052)
General and administrative expenses	(402,855)	(239,120)	(70,034)
Total	(837,509)	(547,973)	(238,086)

Payroll	(446,473)	(324,252)	(156,623)
Hospital and medical agreements	(37,988)	(16,429)	(10,209)
Depreciation and amortization	(108,744)	(73,152)	(9,078)
Rent	(2,555)	(4,494)	(20,302)
Commercial expenses	(1,488)	(1,363)	(362)
Utilities	(5,892)	(6,628)	(2,701)
Maintenance	(20,746)	(8,658)	(2,373)
Share-based compensation	(32,610)	(18,114)	(2,161)
Tax expenses	(5,326)	(2,696)	(828)
Pedagogical services	(24,037)	(6,271)	(4,212)
Sales and marketing	(16,873)	(11,603)	(3,532)
Allowance for doubtful accounts	(32,081)	(15,040)	(7,714)
Travel expenses	(4,550)	(7,054)	(1,816)
Consulting fees	(31,276)	(13,060)	(7,245)
Other	(66,870)	(39,159)	(8,930)
Total	(837,509)	(547,973)	(238,086)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result
	2020	2019	2018

Income from financial investments	24,479	25,965	4,680
Changes in fair value of derivative instruments	20,739	-	1,219
Interest received	11,876	9,680	4,364
Foreign exchange differences	-	13,321	-
Other	5,196	2,723	165
Finance income	62,290	51,689	10,428

Change in fair value of derivative instruments	-	(1,780)	-
Interest expense	(25,543)	(24,002)	(2,404)
Interest expense on lease liabilities	(44,458)	(31,469)	-
Financial discounts granted	(8,081)	(923)	(1,063)
Bank fees	(6,333)	(2,876)	(1,219)
Foreign exchange differences	(4,613)	-	(2,697)
IOF taxes (taxes on financial transactions)	(1,661)	(6,801)	(355)
Other	(7,580)	(4,514)	(416)
Finance expenses	(98,269)	(72,365)	(8,154)

Finance result	(35,979)	(20,676)	2,274

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018

Income before income taxes	335,054	186,937	98,722
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(113,918)	(63,559)	(33,565)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(8,474)	(1,265)	-
PROUNI - Fiscal Incentive (a)	120,851	73,397	30,564
Unrecognized deferred tax assets	(41,319)	(19,342)	-
Presumed profit income tax regime effect (b)	(2,640)	351	-
Permanent adjustments	2,567	-	-
Tax effect over pre-acquisition losses	13,893	-	-
Other	1,973	(3,757)	(987)
Income taxes expense – current	(27,067)	(14,175)	(3,988)
Effective rate	8.08%	7.58%	4.04%

(a)	The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.
(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.
F-78

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of December 31, 2020, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$ 214,387 (tax basis) (R$ 96,627 (tax basis) as of December 31, 2019) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

22	Insurance contracts and contingencies

a)	Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b)	Legal proceedings and contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2017	297	1,423	-	1,720
Business combinations	2,089	-	-	2,089
Additions	13	-	-	13
Reversals	(166)	(191)	-	(357)
Balances as of December 31, 2018	2,233	1,232	-	3,465
Business combinations	3,301	1,071	-	4,372
Additions	737	1,508	-	2,245
Reversals	(3,770)	(1,043)	-	(4,813)
Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,741	2,348	27,487	32,576
Additions*	562	10,869	7,853	19,284
Reversals	(1,285)	(2,705)	-	(3,990)
Balances as of December 31, 2020	4,519	13,280	35,340	53,139

*The total amount of R$ 9,940 are related to legal proceedings attributed to the selling shareholders administration. The same amount was recorded as indemnification assets in the balance sheet in other assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2020	2019

Labor	2,318	3,570
Civil	59,969	39,135
Taxes and social security	4,375	7,583
Total	66,662	50,288

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 1,451 as of December 31, 2020 (R$ 804 as of December 31, 2019).

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

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 53,499 as of December 31, 2020 (December 31, 2019: R$ 6,690) is presented in non-current other assets.

23	Non-cash transactions

During the years ended December 31, 2020, 2019 and 2018, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions were the business combinations of Guardaya in March 2019 and IPTAN and IESVAP in 2018, and issuance of shares for the acquisition of PEBMED in 2020; and additions and remeasurements of right-of-use assets and lease liabilities in 2020 and 2019.

24	Subsequent events

a) Acquisition of iClinic

On October 9, 2020, Afya Brazil entered into an agreement for the acquisition of 100% of the share capital of iClinic (comprised by iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A.). iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. iClinic empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. With the acquisition of iClinic to our platform Afya will make another step to become the one stop shop for physicians in Brazil.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition was concluded on January 21, 2021. The aggregate net purchase price is R$182,656: (i) 61.5% is payable in cash, and (ii) 38.5% is payable with Afya's shares on the transaction closing date.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by December 31, 2020. Therefore, these financial statements do not include this information. All the precedent conditions were satisfied and this acquisition was closed on January 21, 2021. The transaction costs to date amounted to R$ 421. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

b) Acquisition of Medicinae

On March 25, 2021, Afya Brazil concluded the acquisition of 100% of the total share capital of Medicinae Solutions S.A., a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services.

The acquisition will expand Afya’s digital health services, as it offers a unique financial platform that allows healthcare professionals all over Brazil to manage receivables in an efficient and scalable way using FIDC (Receivables Investment Fund). Medicinae relieves a number of challenges in the healthcare payments industry, as reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience.

The aggregate purchase price is R$ 5,600 of which 100% was paid in cash on the transaction closing date. An earn-out of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by December 31, 2020. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$ 169. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

c) Acquisition of Medical Harbour

On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. through its wholly-owned subsidiary Afya Brazil.

Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources.

The aggregate purchase price is R$ 5,000 of which 100% was paid in cash on the transaction closing date. An earn-out of R$ 9,000 is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by December 31, 2020. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$ 48. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

d) Acquisition of Cliquefarma

On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma Drogarias Online Ltda., a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil.

Users of Cliquefarma can easily search for medications or healthcare products and compare prices from over 5,000 pharmacies in Brazi. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their advertisements.

The aggregate purchase price is R$ 19,165 of which R$16,165 was paid in cash on the transaction closing date and R$3,000 was paid in Afya’s stocks. An earn-out of R$ 3,000 is payable in connection with product developments for 2021.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by December 31, 2020. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$ 22. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

e) Investment from the SoftBank Latin America Fund

On April 26, 2021, SoftBank Latin America Fund (“SoftBank”) agreed to purchase approximately R$822,000, equivalent to US$150,000, of Afya’s Series A perpetual convertible preferred shares, subject to customary closing conditions.

The key terms of the perpetual convertible preferred shares are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. Dollar in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A Preference Shares into 5,917,888 common shares, established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied.

SoftBank and its affiliates will beneficially own approximately 8.4% of the total shares of the company (on an as-converted basis for the Series A perpetual convertible preferred shares).

f) Share-based compensation

In January 2021, 545,000 additional stock options were granted, with an exercise price of R$115 (in Brazilian Reais). These stock options will vest in five annual installments.

In March 2021, 65,000 additional stock options were granted, with an exercise price of R$105 (in Brazilian Reais). These stock options will vest in five annual installments.

In April 2021, 139,000 additional stock options were granted, with an exercise price of R$105 (in Brazilian Reais). These stock options will vest in five annual installments.

***

