Form 20-F
period 2021-12-31
Afya Ltd
filed 2022-04-29
CIK 1771007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

The number of outstanding shares as of December 31, 2021 was 46,265,141 Class A common shares and 45,802,763 Class B common shares.

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

Large Accelerated Filer ☒ Accelerated Filer ☐

Non-accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

i

ii

iii

PART I

INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this annual report to “Afya Brazil” refer to Afya Participações S.A. (formerly NRE Participações S.A.); all references in this annual report to “BR Health” refer to BR Health Participações S.A.; all references in this annual report to “Medcel” refer to Guardaya Empreendimentos e Participações S.A., or Guardaya, and its subsidiaries Medcel Editora e Eventos S.A., or Medcel Editora, and CBB Web Serviços e Transmissões On Line S.A., or CBB Web; and all references in this annual report to “IPTAN” refer to IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., “IESVAP” refer to Instituto de Educação Superior do Vale do Parnaíba S.A., “CCSI” refer to Centro de Ciências em Saúde de Itajubá S.A., “IESP” refer to Instituto de Ensino Superior do Piauí S.A., “FADEP” refer to FADEP—Faculdade Educacional de Pato Branco Ltda., “FASA” refer to Instituto Educacional Santo Agostinho S.A., “IPEMED” refer to Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda., “IPEC” refer to Instituto Paraense de Educação e Cultura Ltda,, “UniRedentor” refer to Sociedade Universitária Redentor S.A., “UniSL” refer to Centro Universitário São Lucas Ltda., “PEBMED” refer to PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A., “FESAR” refer to Faculdade de Ensino Superior da Amazônia Reunida, “MedPhone” refer to MedPhone Tecnologia em Saúde Ltda., “FCMPB” Centro Superior de Ciências da Saúde S/S Ltda., “UNIFIPMoc” refer to Sociedade Padrão de Educação Superior Ltda., “iClinic” refer to iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A., “Medicinae” refer to Medicinae Solutions S.A., “Medical Harbour” refer to Medical Harbour Aparelhos Médico-Hospitalares e Serviços em Tecnologia Ltda., and “Cliquefarma” refer to Cliquefarma Drogarias Online Ltda, “Shosp” refer to Shosp Tecnologia da Informacao Ltda, “Unigranrio” refer to Companhia Nilza Cordeiro Herdy de Eduação e Cultura, Instituto de Ensino Superior de Palhoça S/S Ltda., Sociedade Educacional de Palhoça S/S Ltda., and Policlínica e Centro de Estética Duque de Caxias Ltda., collectively, “RX PRO” refer to RX PRO Soluções de Tecnologia Ltda. and RX PRO LOG Transporte e Logistica Ltda., collectively, “Garanhuns” refer to Faculdade Itpac Garanhuns - Instituto Tocantinense Presidente Antonio Carlos Ltda,“Além da Medicina” refer to BMV Atividades Médicas Ltda, “Cardiopapers” refer to Cardiopapers Soluções Digitais Ltda.

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

The consolidated financial information of Afya and Afya Brazil contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto. The consolidated financial information of Afya and Afya Brazil contained in this annual report as of December 31, 2019 and 2018 and for the year ended December 31, 2018 are derived from our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 30, 2021. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Afya’s consolidated financial statements included elsewhere in this annual report.

Afya is a holding company, and as such, the primary source of revenue derives from its interest in its operational companies in Brazil. As a result, Afya’s functional currency as well as of its subsidiaries is the Brazilian real. We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Summary consolidated historical financial data have been derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial results of IPTAN, IESVAP, CCSI, IESP, FADEP, Medcel, FASA, IPEMED, IPEC, UniRedentor, UniSL, PEBMED, FESAR, MedPhone, FCMPB, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, Unigranrio, RX PRO and Garanhuns (and together with IPTAN, IESVAP, CCSI, IESP, FADEP, Medcel, FASA, IPEMED, IPEC, UniRedentor, UniSL, PEBMED, FESAR, MedPhone, FCMPB, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, Unigranrio, RX PRO and Garanhuns, the “Acquired Companies”) are included in our historical results for the periods following the closing of each such transaction, meaning April 26, 2018, April 26, 2018, May 30, 2018, November 27, 2018, December 5, 2018, March 29, 2019, April 3, 2019, May 9, 2019, August 13, 2019, January 31, 2020, May 5, 2020, July 20, 2020, November 3, 2020, November 4, 2020, November 9, 2020, January 21, 2021, March 25, 2021, April 8, 2021, April 16, 2021, May 13, 2021, June 1, 2021, August 4, 2021, October 1, 2021 and November 5, 2021, respectively. Except as otherwise indicated, the financial results of Além da Medicina and Cardiopapers are not reflected in the summary consolidated historical financial data included elsewhere in this annual report as the consummation of the acquisition of such entity occurred after the fiscal year ended December 31, 2021.

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

The historical undergraduate programs combined tuition fees information included elsewhere in this annual report (i) was derived from historical operating information for Afya Brazil and for each of the Acquired Companies since the consummation of their respective acquisition; (ii) is akin to gross tuition fees charged to undergraduate students; (iii) differs from the tuition fees set forth in our audited consolidated financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships; and (iv) does not represent net revenue as disclosed in our audited consolidated financial statements included elsewhere in this annual report. For the years ended December 31, 2021, 2020 and 2019, historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$1,990 million, R$1,236.5 million and R$794.3 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students.

Our consolidated operating history and recent acquisitions may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. We experienced rapid and significant expansion in the years ended December 31, 2021, 2020 and 2019 due to the effects of the acquisition of the Acquired Companies.

Because the historical and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, investors may have limited financial and operational information on which to evaluate us and their investment decision. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.”

The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information included elsewhere in this annual report, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions.

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Central Bank on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Central Bank offer exchange rate published on December 31, 2021, which was R$5.580 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

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

Forward-Looking Statements

This annual report on Form 20-F contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things, our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic and measures taken in response;
•	our ability to provide online classes to our students and keep them engaged with online classes during the COVID-19 pandemic, and our ability to resume on-campus practical classes for our medical students during the COVID-19 pandemic;
•	the passing of any municipal, state or federal laws or regulations and the outcome of legal proceedings requiring the mandatory discount of tuition fees during the COVID-19 pandemic;
•	our ability to implement our business strategy;
•	changes in government regulations and legislation applicable to the education industry in Brazil, both in the traditional and distance learning segments, including tax regulations and/or legislation;
•	government interventions, including changes in, or termination of, education industry programs such as the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior), or FIES, and/or the University for All Program (Programa Universidade para Todos), or PROUNI, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
•	changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;
•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
•	the availability of government authorizations on terms and conditions and within periods acceptable to us;
•	our ability to continue attracting and retaining new students;
•	our ability to maintain the academic quality of our programs;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•	the availability of qualified personnel and the ability to retain such personnel;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholders;
4

•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;
•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; and
•	the other factors discussed under the section “Risk Factors” in this annual report on Form 20-F.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The following table sets forth selected consolidated historical financial data of Afya as of and for the years ended December 31, 2021, 2020 and 2019 and of Afya Brazil as of and for the years ended December 31, 2018. The selected consolidated historical financial data as of December 31, 2021, 2020 and 2019 and for the years ended December 31, 2021, 2020 and 2019 has been derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial results of the Acquired Companies are included in our historical results for the periods following the closing of each such transaction, respectively. See “Part I—Introduction—Financial Information.”

The selected audited consolidated historical financial data should be read in conjunction with “Part I—Introduction—Financial Information,” “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report.

The selected audited consolidated historical financial data presented in this annual report may not be indicative of future performance.

	Historical Afya				Historical Afya Brazil
	For the Year Ended December 31,
	2021	2021	2020	2019	2018
	(in US$ million(1))	(in R$ millions)
Income Statement Data
Net revenue	308.1	1,719.4	1,201.2	750.6	333.9
Cost of services	(116.9)	(652.3)	(434.7)	(308.9)	(168.1)
Gross profit	191.2	1,067.1	766.5	441.8	165.9
General and administrative expenses	(111.6)	(622.6)	(402.9)	(239.1)	(70.0)
Other (expenses) income, net	(0.6)	(3.6)	(0.3)	2.6	0.6
Operating income	79.0	440.9	363.3	205.3	96.4
Finance income	11.6	64.6	62.3	51.7	10.4
Finance expenses	(43.7)	(243.8)	(98.3)	(72.4)	(8.2)
Finance result	(32.1)	(179.2)	(36.0)	(20.7)	2.3
Share of income of associate	2.1	11.8	7.7	2.4	—
Income before income taxes	49.0	273.5	335.1	186.9	98.7
Income taxes expense	(5.6)	(31.2)	(27.1)	(14.2)	(4.0)
Net income	43.4	242.3	308.0	172.8	94.7
Net income attributable to:
Equity holders of the parent	40.0	223.3	292.1	153.9	86.3
Non-controlling interests	3.4	19.0	15.9	18.8	8.4

Earnings per share	US$	R$	R$	R$	R$
Basic earnings per share
Common shares	0.43	2.39	3.15	2.03	1.84
Diluted earnings per share
Common shares	0.42	2.37	3.12	2.02	1.81

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.580 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.

	Historical Afya				Historical Afya Brazil
	As of December 31,
	2021	2021	2020	2019	2018
	(in US$ million(1))	(in R$ millions)
Balance Sheet Data
Assets
Current assets
Cash and cash equivalents	134.1	748.6	1,045.0	943.2	62.3
Restricted cash	—	—	—	14.8	—
Trade receivables	67.8	378.4	302.3	125.4	58.4
Inventories	2.1	11.8	7.5	3.9	1.1
Recoverable taxes	4.6	25.6	21.0	6.5	2.3
Derivatives	—	—	—	—	0.6
Other assets	7.6	42.5	29.6	17.9	8.9
Total current assets	216.2	1,206.9	1,405.5	1,111.8	133.5
6

	Historical Afya				Historical Afya Brazil
	As of December 31,
	2021	2021	2020	2019	2018
	(in US$ million(1))	(in R$ millions)
Non-current assets
Restricted cash	—	—	2.1	2.1	18.8
Trade receivables	4.9	27.4	7.6	9.8	5.2
Related parties	—	—	—	—	1.6
Derivatives	—	—	—	—	0.7
Other assets	32.3	180.3	74.0	17.3	10.4
Property and equipment	75.2	419.8	260.4	139.3	65.8
Investment in associate	8.7	48.4	51.4	45.6	—
Right-of-use assets(2)	118.9	663.7	419.1	274.3	—
Intangible assets	699.0	3,900.9	2,573.0	1,312.3	682.5
Total non-current assets	939.0	5,240.5	3,387.6	1,800.7	784.9
Total assets	1,155.2	6,447.4	4,793.1	2,912.5	918.4
Liabilities
Current liabilities
Trade payables	10.6	59.1	35.7	17.6	8.1
Loans and financing	23.1	128.7	107.2	53.6	26.8
Derivatives	—	—	—	0.8	—
Lease liabilities(2)	4.5	25.0	62.0	22.7	—
Accounts payable to selling shareholders	42.9	239.8	188.4	131.9	88.9
Notes Payable	2.6	14.5	10.5	—	—
Advances from customers	20.5	114.6	63.8	36.9	13.7
Labor and social obligations	23.5	131.3	77.9	46.8	32.0
Taxes payable	4.8	26.7	33.0	19.4	6.5
Income taxes payable	2.1	11.6	4.6	3.2	0.3
Dividends payable	—	—	—	—	4.1
Other liabilities	2.7	15.2	6.3	0.4	2.0
Total current liabilities	137.3	766.5	589.4	333.2	182.3
Non-current liabilities
Loans and financing	223.3	1,246.2	510.3	6.8	51.0
Lease liabilities(2)	123.5	689.1	385.7	261.8	—
Accounts payable to selling shareholders	78.8	440.0	329.8	168.4	88.9
Notes Payable	10.4	58.2	65.7	—	—
Taxes payable	17.3	96.6	21.4	21.3	0.2
Provision for legal proceedings	26.6	148.3	53.1	5.3	3.5
Other liabilities	0.4	2.5	3.8	2.0	2.2
Total non-current liabilities	480.4	2,680.9	1,369.9	465.5	145.7
Total liabilities	617.7	3,447.4	1,959.3	798.7	328.1
Equity
Share capital	-		—	—	315.0
Additional paid-in capital	425.6	2,375.3	2,323.5	1,931.0	125.0
Share-based compensation reserve	16.9	94.1	50.7	18.1	2.2
Treasury stock	(27.3)	(152.6)
Earnings reserves	113.1	631.3	408.0	115.9	59.8
Equity attributable to equity holders of the parent	528.2	2,948.1	2,782.2	2,065.1	502.0
Non-controlling interests	9.3	51.9	51.6	48.6	88.4
Total equity	537.5	3,000.0	2,833.8	2,113.7	590.4
Total liabilities and equity	1,155.2	6,447.4	4,793.1	2,912.5	918.4

(1)	For convenience purposes only, amounts in reais as of December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.580 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	On January 1, 2019, we adopted IFRS 16. See note 13.2.2 to our audited consolidated financial statements.

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

Adjusted EBITDA and Operating Cash Conversion Ratio

	For the Year Ended December 31,
	2021	2021	2020	2019	2018
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Adjusted EBITDA	135.3	754.8	563.1	331.2	119.9
Operating Cash Conversion Ratio	100.8%	100.8%	75.7%	100.5%	75.1%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.580 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
8

Reconciliation of Non-GAAP Financial Measures

The following tables set forth the Adjusted EBITDA reconciliation to our net income and the Operating Cash Conversion Ratio reconciliation to our cash flow from operations for the years ended December 31, 2021, 2020, 2019 and 2018, in each case, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP measures, please see “Item 3. A. Selected Financial Data—non-GAAP Financial Measures.”

Reconciliation between Net Income and Adjusted EBITDA

	Historical Afya				Historical Afya Brazil
	For the Year Ended December 31,
	2021	2021	2020	2019	2018(9)
	(in US$ millions(1))	(in R$ millions)
Net income	43.4	242.3	308.0	172.8	94.7
Finance result	32.1	179.2	36.0	20.7	(2.3)
Income taxes expense	5.6	31.2	27.1	14.2	4.0
Depreciation and amortization	27.6	154.2	108.7	73.2	9.1
Interest received(2)	4.1	23	11.9	9.7	4.4
Income share associate	(2.1)	(11.8)	(7.7)	(2.4)	—
Share-based compensation expense	7.8	43.4	32.6	18.1	2.2
Non-recurring expenses(3):
Integration of new companies(4)	3.4	18.8	9.8	6.3	3.4
M&A advisory and due diligence(5)	2.4	13.5	6.2	2.8	0.4
Expansion projects(6)	1.8	10.2	18.1	3.7	0.4
Restructuring expenses(7)	3.1	17.4	5.9	12.1	3.7
Mandatory discounts in tuition fees(8)	6.0	33.4	6.5	—	—
Adjusted EBITDA	135.2	754.8	563.1	331.2	119.9

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.580 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of interest received on late payments of monthly tuition fees.
(3)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash, non-recurring items that we do not expect to continue at the same level in the future.
(4)	Consists of expenses related to the integration of newly acquired schools.
(5)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(6)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(7)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(8)	Consists of mandatory discounts in tuition fees (due to COVID-19 on-site classes restrictions) related to individual and collective legal proceedings.
(9)	On January 1, 2019 we adopted IFRS 16 using the modified retrospective method of adoption. See note 13.2.2 to our audited consolidated financial statements. Accordingly, the information presented for the years ended
9

December 31, 2018 is not comparable with 2021, 2020 and 2019 due to the impacts of the adoption of IFRS-16 since 2019.

Reconciliation between Cash Flow from Operations and Operating Cash Conversion Ratio

	Historical Afya				Historical Afya Brazil
	For the Year Ended December 31,
	2021	2021	2020	2019	2018(8)
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Net cash flows from operating activities	113.1	630.8	371.5	299.2	80.3
Income taxes paid	6.4	35.7	19.4	8.5	3.9
Net cash flows from operating activities, before income taxes paid	119.5	666.5	390.9	307.7	84.2
Adjusted EBITDA	135.3	754.8	563.1	331.2	119.9
Integration of new companies(2)	3.4	18.9	9.8	6.3	3.4
M&A advisory and due diligence(3)	2.4	13.5	6.2	2.8	0.4
Expansion projects(4)	1.8	10.2	18.1	3.7	0.4
Restructuring expenses(5)	3.1	17.4	5.9	12.1	3.7
Mandatory discounts in tuition fees(6)	6.0	33.4	6.5	—	—
Adjusted EBITDA ex. non-recurring expenses	118.6	661.4	516.6	306.3	112.0
Operating Cash Conversion Ratio(7)	100.8%	100.8%	75.7%	100.5%	75.1%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.580 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of expenses related to the integration of newly acquired schools.
(3)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6)	Consists of mandatory discounts in tuition fees (due to COVID-19 on-site classes restrictions) related to individual and collective legal proceedings.
(7)	We calculate Operating Cash Conversion Ratio as the cash flows from operations plus/minus income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.
(8)	On January 1, 2019 we adopted IFRS 16 using the modified retrospective method of adoption. See note 13.2.2 to our audited consolidated financial statements. Accordingly, the information presented for the years ended December 31, 2018 is not comparable with 2021, 2020 and 2019 due to the impacts of the adoption of IFRS-16 since 2019.

10

Operating Data (Historical)

	As of December 31,
	2021	2020	2019	2018
Educational Level
Undergraduate medical degree students	16,017	11,030	6,597	4,540
Other non-medical undergraduate courses students	45,101	25,176	17,372	15,180
Total undergraduate students(1)	61,118	36,206	23,969	19,720
Preparatory courses – B2C	17,171	11,316	9,577	—
Preparatory courses – B2B	4,460	1,723	1,182	—
Total preparatory courses(2)	21,631	13,039	10,759	—
Medical specializations(3)	3,189	4,181	1,588	—
Total students	85,938	53,426	36,316	19,720
Operating undergraduate medical school campuses(4)	30	19	12	9
Approved undergraduate medical school campuses(4)	35	24	20	9
Operating medical school seats	2,481	1,893	1,222	917
Approved medical school seats(4)	2,731	2,143	1,572	1,167
Digital Health Services – Clinical Decision Software
Whitebook active payers	125,372	106,977	81,874	—
iClinic active payers	17,978	—	—	—

(1)	Excludes students that have not, by the beginning of the next school semester, paid monthly tuition fees which are due and payable.
(2)	Consists of Medcel only. Excludes (i) students that have not paid monthly fees within 30 days of becoming due and payable, and (ii) students that have canceled their preparatory courses subscription. The information in this table as it relates to Medcel is as of December 31, 2021, 2020 and 2019 only and does not set forth information as of December 31, 2018, as we acquired Medcel on March 29, 2019. We concluded the integration of Medcel in May 2020.
(3)	Refers to specialized medical courses for doctors.
(4)	Approved undergraduate medical school campuses and approved medical school seats refer to our total number of undergraduate medical school campuses and seats approved by MEC for the periods indicated, whether or not operating. All our undergraduate medical school operating campuses and medical school seats are also approved undergraduate medical school campuses and medical school seats, however not all of our approved undergraduate medical school campuses and medical school seats are operating undergraduate medical school campuses and medical school seats.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. As of December 31, 2021, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.580 per US$1.00, which reflected a 7.3% depreciation in the real against the U.S during 2021. As of April 28, 2022, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.011 per US$1.00, which reflected an appreciation of 10.2% in the real against the U.S. dollar since December 31, 2021.

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

11

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

Year	Period-end	Average(1)	Low(2)	High(3)
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.196	5.158	4.021	5.937
2021	5.580	5.395	4.920	5.839

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
October 2021	5.643	5.539	5.391	5.712
November 2021	5.619	5.557	5.417	5.669
December 2021	5.580	5.651	5.556	5.737
January 2022	5.357	5.534	5.357	5.704
February 2022	5.139	5.197	5.014	5.328
March 2022	4.738	4.968	4.738	5.135
April 2022 (through April 28, 2021)	5.011	4.749	4.617	5.016

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

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

12

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
13

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

•	Economic uncertainty and political instability in Brazil may harm our business and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.
•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.
•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.
•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares. The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, including as a result of the COVID-19 outbreak, the business of companies with significant operations in Brazil may be harmed.

Certain Risks Relating to Our Class A Common Shares

•	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired. Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. The stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected, such as in the context of an economic crisis due to the COVID-19 pandemic.
•	The Esteves Family and Bertelsmann, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents approximately 90.6% of the voting power of our issued share capital, and control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. The decisions of the Esteves Family and Bertelsmann on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. So long as the Esteves Family and Bertelsmann continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions.
14

•	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly. The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.
•	Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares. Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series.
•	If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. In the event one or more of the analysts who covers us downgrades us or releases negative publicity about our Class A common shares, our share price would likely decline.
•	It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment. We do not anticipate paying any dividends in the foreseeable future. Instead, we intend to retain earnings, if any, to fund the operation of our business and future growth. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, or by our board, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors.
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences. Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class A common shares, we believe that we were not a PFIC for the taxable year of 2021. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

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
15

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

In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. In particular, the social distancing policies currently in place in Brazil resulting from the COVID-19 outbreak may place additional challenges for an expedited and timely integration of such acquired companies with our existing business. As of the date of this annual report, we have fully integrated the operations of 16 of our acquisitions and are in the process of integrating the operations of another 10 of our acquisitions with our existing business (Medphone, Shosp, Cliquefarma, Medical Harbour, Medicinae, iClinic, Unigranrio, RX PRO, Além da Medicina and Cardiopapers). The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experiences and from different corporate cultures, and our relationship with current and new employees, including professors, may be impaired. In addition, we may face challenges in entering into successful collective bargaining arrangements with unions due to differences in the negotiation procedures followed in the different geographic regions of the acquired companies. If we are not able to manage our expanded operations and these integrations effectively, our business could be materially adversely affected.

As of the date of this annual report, the COVID-19 pandemic is still evolving, and Brazilian authorities may once again impose a lockdown of our on-campus activities for an undefined extended period of time, among other measures, all of which are outside of our control and have materially adversely affected our business and results of operations. For further information, see “ -- Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business,” and “Item 5. Operating and Financial Review and Prospects.”

Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us.

A significant portion of our historical undergraduate programs combined tuition fees are currently concentrated in the tuition fees we charge for our medical courses and other health sciences programs across our network. For the years ended December 31, 2021, 2020 and 2019, 88.0%, 86.0% and 81.7%, respectively, of total historical undergraduate programs combined tuition fees were derived from tuition fees we or our subsidiaries charged for medical courses and other health sciences programs. Therefore, economic, market or regulatory factors, such as in the context of an economic crisis due to the COVID-19 pandemic, affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.

Some of our students finance their tuition fees through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES) created by the Brazilian federal government, and operated through the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação, or FNDE), which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. As of 2018, we have adhered to the “New FIES,” a new federal program aimed at providing student financing. Similar to the FIES, the New FIES provides financial support for low-income students throughout Brazil, in particular in the North, Northeast and Midwest regions. As a result, our exposure to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, which we calculate by dividing the sum of the historical undergraduate programs combined tuition fees financed through FIES by total historical undergraduate programs combined tuition fees, was 8.0%, 11.8% and 9.4% of total historical undergraduate programs combined tuition fees as of December 31, 2021, 2020 and 2019, respectively.

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

There is a risk that additional changes in tax laws may prohibit, interrupt or modify the use of existing tax exemptions, and we cannot assure you that we will fully maintain such tax and other benefits related to PROUNI in the event the tax laws are amended further. Any suspension, accelerated default, repayment or inability to renew our tax exemptions may have an adverse effect on our results of operations. As of the date of this annual report, there are two main proposed tax law amendments that are under review by the Brazilian congress: (i) Bill No. 3,887/2020, which expressly revokes the PIS and COFINS tax exemptions for the PROUNI program; and (ii) Constitutional Amendment Proposal No. 45/2020, which proposes a new tax to substitute PIS and COFINS (and other state and municipal taxes) with no tax exemptions. If we lose our tax exemptions and incentives, if we are unable to comply with future requirements or if changes in the law limit our ability to maintain these tax benefits, our business, financial condition and results of operations may be significantly and adversely affected.

Our operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.

Our operating history as a consolidated company and recent acquisitions may make it difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the year ended December 31, 2021 are not directly comparable to our results of operations for the year ended December 31, 2020, and our results of operations for the year ended December 31, 2020 are not directly comparable to our results of operations for the year ended December 31, 2019, due to the effects of the acquisition of the Acquired Companies. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate the Acquired Companies, is limited and subject to a number of uncertainties. Moreover, past performance is no assurance of future returns.

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

Due to the issuance of stock options to members of our management team, a significant portion of their compensation is closely tied to our results of operations and, more specifically to the trading price of our Class A common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. In view of the market disruption caused by the COVID-19 pandemic, the trading price of our Class A common shares has significantly decreased, which if sustained for a longer period of time may also adversely affect our ability to retain members of our management. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders that have longer-term investment objectives.

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

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES, which is largely outside of our control, such as in the context of an economic crisis due to the COVID-19 pandemic. An increase in payment delinquency or default by our students may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for doubtful accounts expenses as a percentage of our net revenues was 2.8%, 2.7% and 2.0% for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Although an ordinance authorizing a new course in medicine should occur through a public call, i.e., through the Mais Médicos Program (Programa Mais Médicos), some educational institutions have been judicially challenging this restriction to compel MEC to receive and review requests for new medicine courses outside the Mais Médicos Program (Programa Mais Médicos) rules by alleging that these rules are an undue restriction on freedom of competition. Certain courts may ultimately compel the MEC to receive and review these requests. Accordingly, and to compete effectively, we may be required to reduce our tuition or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities. Furthermore, we were awarded, seven new undergraduate campuses as part of the “Mais Médicos” program, all of which are located in remote regions of Brazil and which operations are subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. We cannot assure you that there will be sufficient student demand to fill all medical school seats available on such campuses.

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

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could materially adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020, the Brazilian federal government declared a national emergency with respect to COVID-19, which remained in place as of December 31, 2020.

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

The extent of the adverse effect on our operations, including, among others, the regular functioning of our facilities, will depend on the extent and severity of the continued spread of COVID-19 in Brazil. Since March 17, 2020, there have been interruptions of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns, which remained in place as of December 31, 2020 to varying degrees depending on the region of Brazil, with a significant portion of our nonpractical educational activities being temporarily offered through our online platform (rather than on-site), and the calendar of our practical educational activities being rescheduled to when authorities will allow on-campus activities to resume. As of the date of this annual report, all lockdown restrictions have been revoked by Brazilian authorities in our campus locations and we successfully resumed our on-campus activities and classes.

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

In addition, through 2020 and 2021, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Maranhão, Bahia, Ceará and Paraíba had state decrees in place guaranteeing discounts to all students in such states, and we consequently granted mandatory discounts to our students in the total amount of R$33.4 million for the year ended December 31, 2021 and R$6.5 million for the year ended December 31, 2020. Initially, many of these mandatory discounts programs were suspended as their constitutionality was challenged before Brazilian superior courts. The laws of the states of Bahia, Maranhão and Ceará regarding the reduction of tuition fees in private educational institutions were ruled as unconstitutional by the Brazilian Federal Supreme Court in December 2020, and the laws of the States of Rio de Janeiro and Pará were also ruled as unconstitutional thereafter. Beginning in March 2021, we began invoicing our students without regard to any purported mandatory discounts. Further, on November 18, 2021, the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the STF, held, by a majority decision, that judicial decisions and rulings that impose a generic reduction of tuition fees in private educational institutions based on the outbreak of the COVID-19 pandemic are unconstitutional. Nonetheless, we are still facing individual and class action legal proceedings all across the country. For further information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Legal Proceedings.” The total mandatory discounts granted due to COVID-19, net of discounts that have been recovered from previous period, totaled R$33.4 million during 2021 and R$24.8 million was related to FCMPB (R$6.5 million for the year ended December 31, 2020).

The COVID-19 pandemic is still evolving, and Brazilian authorities may once again impose a lockdown of our on-campus activities for an undefined extended period of time, among other measures, all of which are outside of our control and may materially adversely affect our business, financial condition, results of operations and cash flows for an extended period of time. We may also suffer labor shortages, particularly of our teaching faculty, which is mostly composed of doctors that continue to have work shifts at hospitals and are consequently more exposed to COVID-19 than non-medical administrative staff. The COVID-19 pandemic is expected to cause a material and adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may reduce the disposable income of our students and their families, and consequently (i) result in an adverse impact on the ability of our students (current and/or prospective) to pay our tuition fees and/or (ii) trigger an increase in our attrition rates. As a result, it is still uncertain whether or not the pandemic will lead to a risk of an increase in impairment of our financial assets and a reduction of our cash generation and the recoverable amounts of our cash-generating units.

In addition, the impact of the COVID-19 pandemic amplifies the risk that disruptions in public and private infrastructure, including communications and financial services, could materially and adversely disrupt our normal business operations. We have transitioned a significant subset of our employees to a remote work environment in an effort to mitigate the spread of COVID-19, which may exacerbate certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of the unauthorized dissemination of personal information, sensitive personal information or proprietary or confidential information about us or our customers or other third parties. Further, we process personal data, and we therefore will be subject to the Brazilian Data Protection Law (Lei Geral de Proteção de Dados, or LGPD). Considering that our processing of personal data has increased as a result of the measures we adopted due to the COVID-19 pandemic, if we fail to comply with any provisions provided for in the LGPD, we could be subject to lawsuits filed by the data subjects, public authorities and private associations, including those for compensation for damages arising from the violation of the data subjects’ rights, and we could be subject to the penalties provided for not only in the LGPD, but also in sectorial legislation, such as the Brazilian Consumer Defense and Protection Code (Código de Defesa do Consumidor) and the Brazilian Civil Framework of the Internet (Marco Civil da Internet). If we do not comply with the LGPD and are in turn subject to sanctions, we may suffer financial and reputational losses, which may adversely affect our financial results. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption,” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.”

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

Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 53.1%, 53.3% and 59.2% of such costs and expenses for the years ended December 31, 2021, 2020 and 2019, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees. In addition, we may not be able to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

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

The Brazilian Federal Constitution, in Article 150, exempts production, sale and resale activities involving books. In this sense, Medcel is not taxed by the federal VAT (tax on industrial activity, or “IPI”), the state VAT (tax on sale or resale of products, or “ICMS”) and the municipal VAT (tax on services, or “ISS”). Accordingly to Brazilian federal law No. 10,865/2004, the Company is also benefited from a zero tax rate on Federal Social Contributions, PIS and COFINS, which are calculated on gross revenue. If the Brazilian government or tax authority or the Brazilian superior courts decide to change or review the tax treatment for the production or sales of books (including digital books and e-readers), and we are unable to pass any cost increase onto our students, our results may be materially adversely affected.

If we are unable to maintain consistent educational quality throughout our network, including the educational materials of our post-secondary education institutions, or keep or adequately train our faculty members, we may be adversely affected.

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

Our business depends on the continued success of the brands of each of our institutions, as well as the “Afya” brand, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty enrolling new students, and our reputation and operating results may be harmed.

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

In addition, we may also be adversely affected by any changes in the laws and regulations applicable to post-secondary education institutions, particularly by changes related to: (i) any revocation of accreditation of private educational institutions; (ii) the imposition of controls on monthly tuition payments or restrictions on the profitability of private educational institutions; (iii) faculty credentials; (iv) academic requirements for courses and curricula; (v) infrastructure requirements of campuses, such as libraries, laboratories and administrative support; (vi) the “Mais Médicos” Program; (vii) the promulgation by the MEC of new rules and regulations affecting post-secondary education, in particular with respect to distance learning programs; and (viii) local restrictions imposed to curb the impact of the COVID-19 pandemic in the places we operate.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2021, we were party to 281 agreements, with third-party authors with respect to educational content. As of December 31, 2021, we owned 157 trademark registrations and 154 registered domain names in Brazil. We also had 31 pending trademark applications in Brazil as of the date of this annual report and unregistered trademarks that we use to promote our brand. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “AFYA” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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
27

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

In addition, Mr. Nicolau Carvalho Esteves, our chairman and one of our controlling shareholders, is currently party to a public civil proceeding filed by the federal prosecutor’s office against Mr. Carvalho Esteves and other individuals in connection with certain irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. In February 2022, a decision was issued, dismissing the motions submited by the public prosecutor’s office, to date no appeal has been filed by the public prosecutor’s office. The court suit is classified as remote by the office.

If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya. We cannot guarantee that the results of these proceedings will be favorable to Mr. Carvalho Esteves and any adverse decision may (i) damage our reputation, (ii) disqualify us from participating in the PROUNI program, and consequently cause us to lose our current tax incentives/benefits, including with respect to (a) corporate income tax (IRPJ) and CSLL rates, which were at an aggregate effective tax rate of 8.1% and 7.6% for the years ended December 31, 2020 and 2019, respectively, and which would gradually increase to an aggregate effective tax rate of up to 34.0%, and (b) PIS and COFINS rates, which are currently zero and which would gradually increase to an aggregate tax rate of up to 3.65%, (iii) result in our suspension from the New FIES program which would prohibit our institutions from enrolling new students that are funded by FIES (for the years ended December 31, 2021 and 2020, FIES represented 8.0% and 11.8% and of our historical undergraduate programs combined tuition fees), and (iv) prevent us from entering into new agreements with public entities located in Brazil, any of which may have an adverse effect on our business, reputation, results of operations and the price of our Class A common shares. For further information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Legal Proceedings.”

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

We are currently in the process of obtaining and/or renewing these licenses for some of the real estate we use. The absence of such licenses may result in penalties ranging from fines to forced demolition of the areas that were not built in compliance with applicable codes or, in the worst-case scenario, the temporary or permanent closure of the campus or branch lacking the licenses and permits to the extent the relevant penalties and fines have not been paid and the licenses and permits have not been obtained following notifications from the relevant authorities. Any penalties imposed, and in particular, the forced closure of any of our campuses or branches, may result in a material adverse effect on our business. Moreover, in the event of any accident at our campuses or branches, the lack of such licenses may result in civil and criminal liability, as well as cause the cancellation of insurance policies, if any, for the respective campus or branch and may damage our reputation.

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

Our primary source of income is the monthly tuition payments we charge to our students. Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 53.1%, 53.3% and 59.2% of such costs and expenses for the years ended December 31, 2021, 2020 and 2019, respectively. Our utilities expenses (comprised mainly of water, electricity and telephone expenses) represented 0.8%, 0.7% and 1.2%, respectively, of our costs of services and general and administrative expenses. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students by increasing the amounts of their monthly tuition fees, such as in the context of an economic crisis due to the COVID-19 pandemic, our operating results may be adversely affected.

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

Our Digital Services segment is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Afya has now three reporting segments: (1) Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs; (2) Continuing Education, which provides specialization programs and graduate courses; and (3) Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Digital Services are comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients period. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the fiscal year.

In addition, the deterioration of Brazilian macroeconomic conditions as a result of the COVID-19 pandemic resulted in the reduction of the disposable income of current and prospective customers of our Continuing Education, leading to the postponement of their residency and post-graduate specialization plans, consequently reducing the demand for our residency preparatory courses and medical post-graduate specialization programs. Uncertainties in relation to the COVID-19 pandemic have also affected the decision to purchase products that are not of primary need for the doctor, especially for post-graduate specialization programs. Regarding the preparatory courses, it is worth adding that there was a drop in demand in the courses with short duration due to the uncertainty on whether there would be exams or any related delays.

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

We face risks relating to our Digital Services segment.

We may face risks relating to the expansion, including through acquisitions, of our Digital Services segment, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescriptions. Companies operating in this segment are subject to significant execution risk since they are providing new digital features and developing a new market. In addition, we also face operational risks relating to the integration of any such companies to build our ecosystem, including userbase and platform integration risks, among other risks. As a result, any acquisitions we may make in this segment involve a number of uncertainties, risks and challenges that may have a material adverse effect on our business and results of operations, and result in the risk of impairment. See also “—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives.”

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

Cyber-attacks are becoming more sophisticated and pervasive. Across our business, we hold large volumes of personally identifiable information, including that of employees, institutions, customers, students and parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach of our systems could result in a devastating impact on our reputation, financial condition or student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business.

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

Information technology is an essential factor for our growth. Our information technology systems and tools may become obsolete or insufficient, or we may have difficulties in following and adapting to technological changes in the education sector, particularly in the distance learning segment where the technological needs and expectations of our customers and market standards change rapidly and we must quickly adapt to new distance learning technology, practices and standards. Moreover, our competitors may introduce better products or service platforms. Our success depends on our ability to efficiently improve our current products while developing and introducing new products that are accepted in the marketplace. Additionally, a failure to upgrade our technology, features, content, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include unanticipated disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

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

On August 15, 2018, the LGPD was published. Following ratification by Brazil’s President of Converted Law No. 34/2020 relating to Provisional Measure No. 959/2020, the General Personal Data Protection Law became effective as of September 18, 2020, although the penalties established under the General Personal Data Protection Law became effective as of August 1, 2021, in accordance with Law No. 14,010/2020.

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

In the past, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Consequently, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information, the trading price of our shares and ADSs could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Failure to remedy any future material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our shares and ADSs.

For details of the controls and remediation plan mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures - B. Management’s Annual Report on Internal Control Over Financial Reporting.”

We may be adversely affected by the ongoing armed conflict between Russia and Ukraine.

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability of raw materials, energy prices, and our customers, as well as the local and global financial markets and financial services industry and the global economy in general, which has also been impacted by the ongoing COVID-19 pandemic.

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
36

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

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, on October 28, 2018, Jair Bolsonaro won the Brazilian presidential election and took office on January 1, 2019. It is unclear if and for how long the political divisions that arose before the election will continue under President Jair Bolsonaro’s presidency and the effects that such divisions will have on his ability to govern Brazil and implement reforms. The continuation of any such political divisions may result in a congressional impasse, political unrest, protests or strikes that materially adversely affect us. In addition, uncertainties relating to the implementation by the new Brazilian government of changes to monetary, fiscal and social security policy and related legislation may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian capital markets.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.3%, 3.7% and 2.9% as of December 31, 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 4.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. On February 7, 2018, the COPOM reduced the base interest rate (Sistema Especial de Liquidação e Custódia) or the SELIC rate, to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018, and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019 and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020, to 2.00% on August 5, 2020. On March 17, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the SELIC rate to 3.50% on May 5, 2021, to 4.25% on June 16, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 10.75% on February 2, 2022 and to 11.75% on March 16, 2022. As of the date of this annual report, the SELIC rate is 11.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

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

The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.3% depreciation in the real against the U.S. dollar during 2020. As of April 28, 2022, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.011 per US$1.00, which reflected an appreciation of 10.2% in the real against the U.S. dollar since December 31, 2021. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.0% in 2017, a growth of 1.1% in 2018 and 1.1% in 2019,a contraction of 4.1% in 2020, and a growth of 4.6% in 2021. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable. The BB-stable rating was reaffirmed on November 30, 2021.
•	In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually. On April 12, 2022, Moody’s maintained Brazil’s credit rating at Ba2-stable.
•	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On December 14, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative.

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

The Esteves Family and Bertelsmann, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents approximately 90.6% of the voting power of our issued share capital, and control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares and NRE Capital Ventures Limited, or the Esteves Family, and Bertelsmann control our company and beneficially own 48.9% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 90.6% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares trading on NASDAQ, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Esteves Family and Bertelsmann control the outcome of all decisions at our shareholders’ meetings, and are able to elect a majority of the members of our board of directors. They are also able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Esteves Family and Bertelsmann may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The decisions of the Esteves Family and Bertelsmann on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” In addition, for so long as they beneficially own more than two-thirds of our issued share capital, the Esteves Family and Bertelsmann also have the ability to unilaterally amend our Articles of Association, which may be amended only by special resolution of shareholders (requiring a two-thirds majority, of those attending the relevant shareholder meeting, vote).

So long as the Esteves Family and Bertelsmann continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. For example, if our Class B common shares amounted to 15% of our outstanding common shares, beneficial owners of our Class B common shares (consisting of the Esteves Family and Bertelsmann), would collectively control 63.8% of the voting power of our outstanding common shares. If the Esteves Family and Bertelsmann sell or transfer any of their Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if the Esteves Family or Bertelsmann sell or transfer them means that the Esteves Family and Bertelsmann will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that they retain. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of our dual class equity structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.”

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

As of December 31, 2021, we have outstanding 46,265,141 Class A common shares and 45,802,763 Class B common shares that, except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, including common shares issuable upon conversion of the Series A perpetual convertible preferred shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also adversely affect the market price of our Class A common shares.

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

We do not anticipate paying any dividends in the foreseeable future. Instead, we intend to retain earnings, if any, to fund the operation of our business and future growth. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, or by our board, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions (including under our outstanding Series A perpetual convertible preferred shares) and other factors that our general meeting of shareholders or board of directors may deem relevant. Accordingly, investors will most likely have to rely on sales of their common shares, which may increase or decrease in value, as the only way to realize cash from their investment. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares. There is no guarantee that the price of our common shares will ever exceed the price that you pay.

Our Series A perpetual convertible preferred shares have rights, preferences and privileges that are not held by, and are preferential to, the rights of our common shares, which could adversely affect our liquidity and financial condition, and may result in the interests of the holders of our Series A perpetual convertible preferred shares differing from those of our common shareholders.

The Series A perpetual convertible preferred shares ranks senior to our common shares with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of Series A perpetual convertible preferred shares have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders before any payment may be made to holders of any other class or series of our share capital, an amount equal to the greater of (a) the sum of the original liquidation preference plus all accrued but unpaid dividends or (b) the amount that such holder would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of such series of Series A perpetual convertible preferred shares had been converted into common shares immediately prior to such liquidation, dissolution or winding up. In addition, the holders of the Series A perpetual convertible preferred shares are entitled to a cumulative dividend at the rate of 6.5% per annum. The holders of the Series A perpetual convertible preferred shares are also entitled to participate in dividends declared or paid on our common shares on an as-converted basis. The holders of our Series A perpetual convertible preferred shares also have the right, subject to certain exceptions, to require us to repurchase all or any portion of the Series A perpetual convertible preferred shares upon certain change of control events at the repurchase price set forth in the applicable certificate of designations.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for general corporate purposes. Our obligations to the holders of the Series A perpetual convertible preferred shares could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. These preferential rights could also result in divergent interests between the holders of shares of Series A perpetual convertible preferred shares and holders of our common shares.

The issuance of Series A perpetual convertible preferred shares reduces the relative voting power of holders of our common stock, and the conversion and sale of those shares would dilute the ownership of holders of common shares and may adversely affect the market price of our common shares.

As of December 31, 2021, 150,000 Series A perpetual convertible preferred shares were outstanding, representing approximately 8.4% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis. Holders of Series A perpetual convertible preferred shares are entitled to a cumulative dividend at the rate of 6.5% per annum. Because holders of our Series A perpetual convertible preferred shares are entitled to vote on certain matters described in “—SoftBank and any other holders of our Series A perpetual convertible preferred shares may exercise influence over us,” the issuance of the Series A perpetual convertible preferred shares, and the subsequent issuance of additional Series A perpetual convertible preferred shares, effectively reduce the relative voting power of the holders of our common shares.

In addition, the conversion of the Series A perpetual convertible preferred shares into common shares would dilute the ownership interest of existing holders of our common shares. Furthermore, any sales in the public market of the common shares issuable upon conversion of the Series A perpetual convertible preferred shares would increase the number of shares of our common shares available for public trading, and could adversely affect prevailing market prices of our common shares. Sales of a substantial number of shares of our common shares in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common shares.

SoftBank and any other holders of our Series A perpetual convertible preferred shares may exercise influence over us.

As of December 31, 2021, outstanding Series A perpetual convertible preferred shares represented approximately 8.4% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis. The terms of the Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares by a separate class vote for us to take the following decisions, among others described in the respective certificate of designations:

•	amend our organizational documents in a manner that would have an adverse effect on the Series A perpetual convertible preferred shares; or
•	issue securities that are senior to, or equal in priority with, the Series A perpetual convertible preferred shares.

Circumstances may occur in which the interests of SoftBank and its affiliates could diverge from, or even conflict with, the interests of our other shareholders. For example, the existence of SoftBank as a significant shareholder may have the effect of delaying or preventing changes in control or management or limiting the ability of our other shareholders to approve transactions that they may deem to be in our best interests. SoftBank and its affiliates may seek to cause us to take courses of action that, in their judgment, could enhance its investment in us but which might involve risks to our other shareholders or adversely affect us or our other shareholders.

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

The dual class equity structure of our common stock has the effect of concentrating voting control with the Esteves Family and Bertelsmann; this will limit or preclude your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share, and each Class B common share will entitle its holder to 10 votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the 10-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Esteves Family and Bertelsmann) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

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

Our Class A common shares may not be a suitable investment for all investors, as an investment in our Class A common shares presents risks and the possibility of financial losses.

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

Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class A common shares, we believe that we were not a PFIC for the taxable year of 2021. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirement for PFIC status. Such a U.S. investor may be subject to certain adverse U.S. federal income tax consequences. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our History

We founded Afya Brazil with the goal of revolutionizing medical education in Brazil by providing a more effective, individualized and intuitive learning experience. In order to achieve that, we have assembled institutions that collectively will help us fulfill our mission. The combination of Afya Brazil, one of the largest Brazilian medical education groups, and Medcel, one of the leaders in residency exams preparatory courses, was the first step toward achieving our goal.

Afya benefits from over 20 years of medical education experience through Afya Brazil and Medcel, both of which were founded and managed by physicians, with a focus on academic excellence and deep roots in technology and innovation.

We were founded in 1999 with the opening of our first medical school, Centro Universitário ITPAC, by the Esteves Family, a family of medical professionals with a passion for medical education. Since its inception, our focus has been medical and related health courses. As of December 31, 2019, 8,306 physicians had graduated with us since the founding of our predecessor companies. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of December 31, 2021, had 61,118 undergrad students, of which 35,899 were health-related students and 25,219 were non-health related students.

Medcel, which was incorporated into Afya Brazil in 2019, was founded by Dr. Atilio Barbosa in 2004, a pioneer in online medical preparatory courses. In 2007, Medcel launched a proprietary platform to broadcast online classes. Over the years, Medcel evolved from its online platform into an adaptive digital learning environment where students can access digital media, watch medical case studies, listen to podcasts and answer personalized quizzes. Finally, in 2018, Medcel began offering its high-quality tech-enabled content in different formats and to other academic institutions. As of December 31, 2021, Medcel had 17,171 enrolled students and provided residency preparatory courses to 43 partner institutions, as part of our B2B distribution network.

In 2016, the private equity group Crescera Investimentos (formerly Bozano Investimentos) joined forces with Afya Brazil and Medcel, laying out the foundations for the creation of the largest medical education group in Brazil. See “—BR Health Investment in Afya Brazil,” below.

On June 7, 2021, Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, or “Crescera Educacional”, sold the entirety of its 23,074,134 Class B common shares of Afya to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”.

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

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and were hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Deloy Capobianco Gibbon, has over 13 years of experience in education. Our CFO, Luis André Blanco, has over 12 years of experience as CFO, and Lélio de Souza Junior, our Vice President of Innovation & Digital Services, has more than 22 years of experience in tech companies.

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

In 2017, we began to roll out the integration of the educational curriculum throughout all medical school units. This rollout begins with the new entrants curriculum and will be fully completed as the course matures its students. Accordingly, we have been streamlining the teaching methodology and quality across our undergraduate medical courses. Since the second half of 2019, all undergraduate medical students have access to our fully integrated Educational Curriculum.

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

Organic Growth and Entry into Adjacent Markets

In 2018, the MEC awarded new licenses to Afya Brazil, allowing it, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, to operate seven new medical schools through the “Mais Médicos” program, with an aggregate amount of 350 new medical school seats per year. As of April 4, 2022, two of these campuses are already operating, as described below. We expect four more to start its operations in the second semester of 2022.

On May 9, 2019, we consummated the acquisition of IPEMED, marking our entry into the medical graduate and specialization segment. IPEMED is a leading medical graduate school founded over 13 years ago, with over 2,300 students across eleven different campuses.

On October 2, 2020, we announced that the Secretary of Regulation and Supervision of Higher Education of the MEC granted authorization to Afya to operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under Mais Médicos II program. This medical school is the first authorized in connection with the “Mais Médicos” program for Afya and will contribute 50 seats to our operating seats base. Santa Inês is one of the seven undergraduate campuses Afya was awarded in 2018 in connection with the “Mais Médicos” program, the largest number awarded to any education group.

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

On February 23, 2022, we announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetutuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 16, 2022, the Secretary of Regulation and Supervision of Higher Education of MEC authorized the operation of medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under the Mais Médicos II program (our fifth and sixth authorized schools under the Mais Medicos II program, respectively). Each medical school will contribute with 50 seats.

On March 18, 2022, the Secretary of Regulation and Supervision of Higher Education of MEC authorized 28 seats additional at Centro Universitário São Lucas in Ji-Parana State of Rondônia. With this authorization, we reach 2,759 approved seats, which will represent around 19,865 students at maturity, considering FIES and PROUNI.

The acquisitions of PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, RX PRO and Alem da Medicina, marked our evolution in the digital health services sector, complementing our end-to-end offering to healthcare professionals. For more information on PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, RX PRO, Alem da Medicina and Cardiopapers, see “—B. Business Overview.”

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

Pre-IPO and Post-IPO Acquisitions

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

SoftBank Investment

On April 26, 2021, we announced that the SoftBank Latin America Fund, or SoftBank, agreed to purchase R$822 million, equivalent to US$150 million, of Afya’s Series A perpetual convertible preferred shares, subject to customary closing conditions. In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and the Esteves Family agreed to sell 2,270,208 Class A common shares to SoftBank. In connection with such sale, at the time, Paulo Passoni from SoftBank was appointed as a board member of Afya, being replaced by Maria Tereza Azevedo in 2022.

The key terms of the Series A perpetual convertible preferred shares, as set forth under the relevant certificate of designations, are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. dollars in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A perpetual convertible preferred shares into 5,917,888 common shares, at an initial conversion price established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing – Series A Perpetual Convertible Shares” and note 13.2.1(f) to our audited consolidated financial statements included elsewhere in this annual report.

SoftBank and its affiliates will beneficially own approximately 8.4% of the total shares of the Company (on an as-converted basis for the Series A perpetual convertible preferred shares).

Crescera Transfer of Shares

On June 7, 2021, we announced that an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann” acquired 23,074,134 Class B Afya’s common shares held by Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, or “Crescera Educacional”.

Since Afya’s inception, Bertelsmann has indirectly held a stake in Afya through its investment in Crescera Educacional. In addition, Bertelsmann has had Daulins Emilio, the Managing Director at Bertelsmann Brazil Investments (BBI) and Head of the Bertelsmann Corporate Center in Brazil, as a member of Afya’s board of directors since 2019.

Under Afya’s amended and restated memorandum and articles of association and shareholders agreement between the Esteves family and Crescera Educacional, Bertelsmann has the right to acquire Crescera Educacional’s Class B common shares and become party to the shareholders’ agreement. In connection with such transaction, Bertelsmann has appointed Kay Krafft and Shobhna Mohn as members of Afya’s board of directors, together with Daulins Rêni Emílio, who was already a member of Afya’s board of directors.

Bertelsmann to Increase Stake in Afya

On April 25, 2022, we announced that we were notified that an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann” has agreed to buy 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, pursuant to a binding offer made by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and

NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”), as previously disclosed to the market on March 7, 2022.

Following the transaction, Bertelsmann and the Esteves Family will beneficially own 57.5% and 33.1% voting interest, and 31.0% and 17.8% of the total shares respectively, in Afya.

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

We have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 13 Brazilian states, and our digital medical platform is available across Brazil. As of December 31, 2021, our network of 46 undergraduate and graduate medical school campuses consisted of 30 undergrad operating units (units that have been approved by MEC and that have commenced operations) and five approved units (units that have been approved by MEC but that have not yet commenced operations), compared to 25 and 20 operating units as of December 31, 2020 and as of December 31, 2019, respectively. As of December 31, 2021, our network of 2,731 medical school seats consisted of 2,481 operating seats (seats that have been approved by MEC and that have commenced operations) and 278 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 1,893 and 1,222 operating seats as of December 31, 2020 and as of December 31, 2019, respectively. We plan to expand our network by opening, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, the seven approved medical school campuses we were awarded in connection with the “Mais Médicos” program (the Brazilian federal government initiative to reduce shortages of doctors in the most underserved and vulnerable regions of Brazil) by December 31, 2021, taking our total to 35 operating medical school campuses in 13 Brazilian states and approximately 2,481 available medical school seats per year.

Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical postgraduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

The acquisition of PEBMED, Medphone, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX PRO marked our evolution in the digital health services sector, complementing our end-to-end offering to healthcare professionals.

Through PEBMED, we acquired three different products: (i) Whitebook, a mobile and web application that assists doctors and medical professionals in clinical daily decision-making; (ii) Nursebook, a mobile application that assists nurses in clinical decision-making; (iii) Portal PEBMED, a website that offers free content, including opinions, papers and updates in connection with medical news and scientific publications. PEBMED has more than 194,000 monthly active users on the Whitebook and Nursebook platforms and approximately 4 million monthly active users to Portal PEBMED. The acquisition expanded our products and services offerings and offers significant cross-sell and upsell opportunities.

iClinic is a SaaS model physician focused technology company and one of the leading medical practice management software in Brazil. They seek to empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. Their portfolio includes: (i) Electronic Medical Record: the first electronic medical record as a SaaS model in Brazil focused on the physician experience; (ii) Clinical Management System: with this software doctors can schedule patients online, organize their financial records, use marketing tools to promote their clinics and others; (iii) Telemedicine: a platform to provide online consultations fully integrated with doctor’s schedule and records; and (iv) Physicians Marketplace: a website that connects doctors and patients to schedule consultations.

As of December 31, 2021, the software had almost 18,000 users. The platform is currently used for almost 2.5 million medical consultations per month, of which around 8,500 were through telemedicine and prescribed more than 341,600 electronic medical prescriptions.

Medicinae is a healthcare technology company specializing in healthcare payments and financial services. It offers a financial platform that allows healthcare professionals to manage receivables in an efficient and scalable way using FIDC (receivables investment fund). We believe Medicinae relieves a number of challenges in the healthcare payments industry, by reducing long payment cycles for professionals and consolidating financial information, improving the consumer financial experience.

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

Cliquefarma is a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. Users of Cliquefarma can search for medications or healthcare products and compare prices from over 15,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their ads, and a cost-per-acquisition model, where drugstores pay for each concluded sale. In 2021, Cliquefarma generated traffic of 16.8 million visitors.

Shosp is a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients’ appointments, medical records, marketing, and others. The acquisition of Shosp reinforces the digital prescription digital pillar and creates synergies with iClinic and Medicinae solutions.

RX PRO is a Digital Platform that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO has already delivered free samples to more than 50,000 physicians with an innovative digital experience, with an NPS of 86 and as of today has more than 12 pharmaceutical companies using its platform. RX PRO is monetized by providing a B2B subscription service to the pharmaceutical industry.

Além da Medicina is an online medical content platform for physicians and medical students that provides educational tools and technical medical content to assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians. Além da Medicina had more than 4,000 subscribers as of December 31, 2021, with a general NPS of 77 and almost 100,000 followers on Instagram.

Cardiopapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy. CardioPapers had 7.000 students in 2021 and almost 215.000 followers on Instagram. The company expects R$18.8 million of gross revenue for 2022.

 In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other subjects and disciplines across several of our campuses, including undergraduate and postgraduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions in 2020, 2019 and 2018 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

As of December 31, 2021, we had 61,118 enrolled students, compared to 36,206 enrolled students as of December 31, 2020, representing an increase of 68.8% for the period, and compared to 23,969 enrolled students as of December 31, 2019, representing an increase of 51.1% for the period.

Our business model is characterized by high revenue visibility and operating leverage. Approximately 90% of our historical revenue for the years ended December 31, 2021, 2020 and 2019 was composed of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 80.5% of our total growth in terms of net revenue in 2021, 54.0% of our total growth in terms of net revenue in 2020 and 62.0% of our total growth in terms of net revenue in 2019) and (ii) organic growth (which represented approximately 19.5% of our total growth in terms of net revenue in 2021, 46.0% of our total growth in terms of net revenue in 2020 and 39.0% of our total growth in terms of net revenue in 2019), has led to growth, profitability and cash generation:

•	Our net revenue totaled R$1,719.4 million, R$1,201.2 million and R$750.6 million in 2021, 2020 and 2019, respectively, representing a compound annual growth rate, or CAGR, of 51.4% since 2019;
•	Medical school’s tuition fees represented 75.9%, 73.7% and 69.3% of our historical undergraduate programs combined tuition fees in 2021, 2020 and 2019, respectively. The average monthly ticket for medical school tuition fees was R$8,615 for year ended December 31, 2021, which represents an increase of 6.8% from R$8,065 for year ended December 31, 2020, which represents an increase of 10.3% from the R$7,311 average monthly ticket for medical school tuition fees for the year ended December 31, 2019;
•	Residency preparatory course, continuing medical education, medical post graduate specialization programs offerings and digital services totaled R$224.9 million and R$200.3 million in net revenue for the years ended December 31, 2021 and 2020, respectively;
•	We generated net income of R$242.3 million, R$308.0 million and R$172.8 million in 2021, 2020 and 2019, respectively, representing a CAGR of 18.4% since 2019;
•	Our Adjusted EBITDA totaled R$754.8 million, R$563.1 million and R$331.2 million in 2021, 2020 and 2019, respectively, representing a CAGR of 50.5% since 2019;
56

•	Our Operating Cash Conversion Ratio was 100.8%, 75.7% and 100.5% for the years ended December 31, 2021, 2020 and 2019, respectively.

Quality is a cornerstone of our value proposition. As of December 2021, our average Institutional Concept score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 4.4 on a scale of 1 to 5, compared to the Brazilian average of 3.5.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of certain of these campuses was subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, four of these campuses are already in operation. See “Item 4. Information on the Company—Business Overview—Our Geographic Presence.”

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

In addition, we have equipped ourselves through key initiatives for strategic and relevant acquisitions to our portfolio, including: the creation of a Shared Services Center dedicated to serving our campuses and running our integration processes, the centralization of content creation and the creation of a dedicated sales team for each market we operate in.

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

CCSI

On May 30, 2018, Afya Brazil acquired control of CCSI, through the acquisition of 60% of CCSI. CCSI is a post-secondary education institution located in the city of Itajubá, in the State of Minas Gerais. CCSI offers on-campus post-secondary undergraduate courses in medicine. This acquisition was strategic to Afya Brazil. The purchase price paid by Afya Brazil amounted to R$39.0 million, of which (i) R$9.2 million was paid in cash on the acquisition date, and (ii) R$29.8 million was paid through several monthly installments, which are adjusted by the IGP-M rate, and the last installment owed was paid in May 2019.

IESP

On November 27, 2018, Afya Brazil acquired control of IESP, through the acquisition of 80.0% of IESP. IESP is a post-secondary education institution located in the city of Teresina, in the State of Piauí. It offers on-campus undergraduate medicine courses and a variety of other on-campus and distance learning post-secondary undergraduate and graduate education programs. This acquisition was strategic to Afya Brazil. The purchase price paid by Afya Brazil amounted to R$248.9 million, of which (i) R$129.8 million paid in cash on the acquisition date; (ii) R$4.0 million was paid in December 2018; (iii) R$8.9 million was paid in February 2019; and (iv) R$106.2 million was paid in three equal installments of R$35.4 million due on November 27, 2019, November 27, 2020 and November 27, 2021, respectively, adjusted by the CDI rate and customary purchase price adjustment mechanisms.

FADEP

On December 5, 2018, Afya Brazil acquired control of FADEP, through the acquisition of 100% of RD Administração e Participação Ltda., which has an 89% interest in FADEP and Afya Brazil also acquired 11% interest in FADEP from the selling shareholder. FADEP is a post-secondary education institution located in the city of Pato Branco, in the State of Paraná. It offers on-campus post-secondary undergraduate and graduate education courses in medicine and other academic subjects and disciplines. The acquisition of FADEP represented an opportunity for Afya Brazil to achieve greater scale and to expand its operations to the southern region of Brazil.

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

IPEMED

On May 9, 2019, Afya Brazil acquired control of IPEMED, through the acquisition of 100% of its shares. IPEMED is a post-secondary education institution with campuses located in the States of Bahia, Minas Gerais, Rio de Janeiro, São Paulo and in the Federal District (Distrito Federal). It focuses on medical graduate programs. The purchase price was R$97.5 million, of which: (i) R$ 25.0 million was paid in cash as advance through April 2019; (ii) R$27.2 million was paid in cash on the acquisition date; and (iii) R$45.3 million is payable in five annual installments due from February 2020 through February 2024 adjusted by the CDI rate and customary purchase price adjustment mechanisms.

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

The aggregate purchase price was R$108 million, of which: (i) R$54 million was paid in cash on the transaction closing date, and (ii) R$54 million is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date. In August 2020, we paid R$28.1 million, adjusted by the CDI rate and in August 2021, we paid R$ 28.8 million, adjusted by the CDI rate.

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

The aggregate purchase consideration of R$201.5 million was adjusted by R$7.8 million, of which: (i) 70% paid in cash on the transaction closing date; and (ii) 30% payable in cash in three equal installments through 2023, adjusted by the CDI rate. The purchase consideration adjustment of R$7.8 million was deducted from the first installment due in May 2021.

The acquisition contributed 182 medical school seats to us. There are 100 additional seats still pending approval that, if approved by MEC, will result in a potential additional payment by us of up to R$80.0 million, adjusted by the CDI rate.

PEBMED

On July 20, 2020, we acquired 100% of the total share capital of PEBMED. PEBMED offers content and clinical tools for healthcare professionals, including mobile and web apps. The original purchase price of R$132.9 million was adjusted by R$0.03 million and was comprised by: (i) R$115.3 million paid in cash on the acquisition date; and (ii) R$17.5 million was paid with Afya Brazil’s shares which were subsequently contributed to us in exchange for the issuance of 141,976 of our shares. The price multiple is equivalent to four times PEBMED’s annual recurring revenue.

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

MedPhone

On November 4, 2020, Afya Brazil concluded the acquisition of 100% of the total share capital of MedPhone. The net purchase price was R$6.4 million, and was paid in cash on the acquisition date. MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis. MedPhone has more than 175,000 registered users and more than 58,000 monthly active users, with an NPS score of 75. The app has more than 9,100 reviews in the AppStore with a score of 4.9 out of 5.

The integration of MedPhone’s clinical decision software with PEBMED will create great synergy and allow us to offer both products through the same platform.

FCMPB

On November 9, 2020, we acquired, through Afya Brazil, 100% of the total share capital of FCMPB. FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in the State of Paraíba.

The total net purchase price of R$379.9 million was adjusted to R$378.8 million and comprised (i) R$189.9 million paid in cash on the transaction closing date, and (ii) R$188.9 million payable in cash in four equal installments through 2024, adjusted by the CDI rate. The acquisition contributed 157 medical school seats to us.

iClinic

On January 21, 2021, we completed the acquisition of 100% of the total share capital of iClinic, through our wholly-owned subsidiary Afya Brazil. iClinic is a SaaS model physician focused technology company and the leading practice management software in Brazil. This software empowers doctors to be more independent and have more control over the non-medicine aspect of their practices by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare. The aggregate purchase price of R$191.1 million is comprised of: (i) 62.6% was paid in cash, and (ii) 37.4% was settled with Afya's shares on the transaction closing date.

Medicinae

On March 25, 2021, Afya Brazil acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price of R$9.2 million is comprised of: (i) R$5.6 million of which 100% was paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up of R$4.4 million is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3.6 million is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Medical Harbour

On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour, which offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price of R$11.3 million is comprised of: (i) R$5.0 million of which 100% was paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up to R$9.0 million is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6.3 million is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Cliquefarma

On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in

Brazil. The aggregate purchase price of R$22.1 million is comprised of: (i)R$16.2 million paid in cash; (ii) R$3.0 million settled with Afya's shares on the transaction closing date; and (iii) an earn-out (“contingent consideration”) of R$3.0 million is payable in relation to product development. The contingent consideration of R$2.9 million is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Shosp

On May 13, 2021, we announced the acquisition of 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$7.9 million is comprised of: (i) R$5.9 million paid in cash; (ii) R$454 thousand in consideration to be transferred; and (iii) an earn-out (“contingent consideration”) of up to R$1.8 million payable in relation to product development. The contingent consideration of R$1.6 million is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

UNIFIPMoc

On June 1, 2021, we announced the closing of its acquisition, through Afya Participações S.A., of 100% of the total share capital of UNIFIPMoc. The aggregate purchase price was R$328.3 million paid in cash at date of acquisition. There are 40 additional seats still pending approval, which, if approved by MEC, will result in a potential additional payment of up to R$50,000. UNIFIPMoc is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degree programs in medicine and healthcare, as well as in other courses, in the states of Minas Gerais and Bahia.

Unigranrio

On August 4, 2021, we announced the closing of its acquisition, through Afya Participações S.A., of 100% of the total share capital of Unigranrio. The original aggregate purchase price was R$626.1 million, which was later adjusted to R$619.0 million as result of net debt adjustments. The purchase price was paid 60% in cash on the closing date, and the remaining 40% will be paid in four equal annual installments, adjusted by the CDI rate. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200. Unigranrio is a post-secondary education institution with government authorization to offer on-campus, undergraduate medical and health-related courses in the state of Rio de Janeiro and Santa Catarina.

RX PRO

On October 1, 2021, we announced the closing of the acquisition of 100% of the total share capital of RX PRO, a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO does this by delivering free samples to a community of pre-selected physicians and offering medical updates regarding pharmaceutical products and treatments in a fast and efficient way for doctors. RX PRO incorporates the digital prescription pillar and further strengthens Afya’s digital ecosystem thesis. The aggregate purchase price paid to sellers was R$45.6 million, of which R$30.3 million was paid in cash and R$5.1 million paid in Afya stock. An earn-out of up to R$21 million can be paid related to gross revenue achievements for 2022, 2023 and 2024. The contingent consideration of R$10.2 million is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Garanhuns

On November 5, 2021, we announced that the Secretary of Regulation and Supervision of the MEC authorized the operation of the medical school in Garanhuns in the State of Pernambuco. This authorization is in connection with a previous requirement made by ITPAC, a subsidiary of Afya Participações (Afya Brazil), to expand their operation and open a branch in the city of Garanhuns, before the consolidation of Afya.

Além da Medicina

On March 4, 2022, we announced the closing of the acquisition of 100% of the total share capital of Além da Medicina. Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians. Além da Medicina had more than 4,000 subscribers in 2021, with a general NPS of 77 and almost 100,000 followers on Instagram. This business combination incorporates new capabilities to the content & technology for the medical education pillar and further strengthens Afya’s digital ecosystem. The aggregate purchase price (enterprise value) paid to sellers was R$16.0 million, which was 100% paid in cash. An earn-out of up to R$19.2 million can be paid related to gross revenue achievements for 2023 and 2024.

Cardiopapers

On April 4, 2022, we announced the closing of the acquisition of 100% of the total share capital of Cardiopapers. CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy. The platform includes more than ten courses, such as a cardiology specialist degree preparatory course, cardiological emergencies course, preoperative course, dyslipidemia course, EKG course and diabetes course, exploring the cardiologic medical field and also expanding to other medical areas. CardioPapers had 7,000 students in 2021 and almost 215,000 followers on Instagram. The company expects R$18.8 million of gross revenue for 2022. This business combination incorporates new capabilities to the content & technology for the medical education pillar and further strengthens Afya's digital ecosystem. The aggregate purchase price (enterprise value) paid to sellers was R$35.0 million, of which 100% was paid in cash. An earn-out of up to R$15 million is payable, of which R$14 million is related to revenue goals and R$1 million related to other goals, both of which established with respect to 2023 and 2024.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil, we are able to identify trends and adapt our services accordingly;
•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;
•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;
•	We have the largest operating infrastructure in medical education in Brazil, with more than 1,000 partner teaching hospitals and clinics and almost 248,000 physicians and specialists in our ecosystem;
•	We have developed the first instructional medical web series created globally, and we have completed the first two seasons and have already begun working on the third season;
•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation;
•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model; and
•	We started offering content and clinical tools for healthcare professionals, including mobile and web apps.

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

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, calculated as the sum of sales and marketing and personnel expenses divided by student additions, which were approximately R$2,016, R$2,488 and R$1,900 per student as of December 31, 2021, 2020 and 2019, respectively, high occupancy rates of approximately 100% of medical seats in our medical schools as of December 31, 2021, 2020 and December 31, 2019, and strong operating cash conversion of 100.8%, 75.7% and 100.5% as of December 31, 2021, December 31, 2020 and December 31, 2019, respectively. As of December 31, 2021, our Life Time Value (LTV) was R$353,404, calculated as the sum of R$58,901 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year). As of December 31, 2020, our Life Time Value (LTV) was R$286,227, calculated as the sum of R$47,704 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year). As of December 31, 2019, our Life Time Value (LTV), calculated as the sum of R$55,463 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year), was R$332,777.

Contracted growth: We have contracted growth visibility into medical schools that are in the initial six years of operations as a result of the six-year maturation cycle of our medical school seats.

This cycle begins when a medical school becomes operational, with a first year medical school class that progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats). Since the maximum number of medical seats per medical school is set by regulation, the only way to grow our medical school seats, and thus our numbers of enrollments, is through acquisitions or starting new medical schools. As of December 31, 2021, we had 2,731 approved medical school seats out of an expected total capacity of 19,663 medical school enrollments by 2027, which gives us visibility as to the growth potential of our revenues over the period. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation.”

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

Social Impact
Students provide free consultations and treatments
Value Proposition
Thematic, trusted and knowledge partner for life
Academic Excellence
4.3 avg. Institutional Concept
Reference
3.5
Content & Methodology
Centralized, data-driven, integrated and adaptive
IP Rights
Anytime, anywhere
Differentiate
Growth
Attract
Retain
Customer Experience
Net Promoter Score
52 undergraduate
61 graduate
Innovation & Pioneering
Digital residency prep., web-series
B2B supplemental medical education
Direct & Third-parties' Infrastructure
Largest medical ecosystem in Brazil

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

In 2021, 2020 and 2019, we successfully acquired or invested in a total of 18 companies, increasing our number of medical schools seats, expanding into new medical education segments and integrating new technologies that allow us to innovate and enhance our value proposition to lifelong medical learners. As of the date of this annual report, we have fully integrated the operations of 16 of our acquisitions and are in the process of integrating the operations of another 10 of our acquisitions with our existing business (Medphone, Shosp, Cliquefarma, Medical Harbour, Medicinae, iClinic, Unigranrio, RX PRO, Além da Medicina and Cardiopapers).

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

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of know-how and expertise in the education sector. Our internal satisfaction survey conducted in 2019 showed employee satisfaction levels of 81.5 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development, and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

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

Since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and thus our number of enrollments, is through acquisitions or starting new medical schools. Assuming full compliance with applicable regulations and that our seven new “Mais Médicos” campuses mature as expected with 50 medical seats for each campus, we estimate reaching a total medical student base of 19,638 students by 2027. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

Open new campuses in connection with the “Mais Médicos” program

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, MEC had inspected six of the campuses, and the final verification was published in (i) October 2020 for ITPAC Santa Inês; (ii) December 2020 for ITPAC Cruzeiro do Sul; (iii) February 2022 for ITPAC Abaetetuba (iv) February 2022 for ITPAC Itacoatiara; (v) March 2022 for ITPAC Bragança and (vi) March 2022 for ITPAC Manacapuru.

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

Cross-sell across our existing medical student base

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

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering and/or enhance our product portfolio, such as digital content platforms, continuing medical education institutions and other medical certification companies, among others. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time. We believe that we have developed a strong capability and track record of acquisitions. In 2021 to date, we acquired or invested in eleven companies. The acquisitions will increase our total number of approved medical school seats to 2,759 from 2,143 as of December 31, 2020. In 2020, we acquired or invested in six companies and agreed to acquire two companies, which increased our medical school seats by more than 36% over the year. In 2019, we acquired or invested in six companies, which increased our medical school seats by more than 33% over the year. In 2018, we acquired or invested in five companies, which increased our medical school seats by more than 118.3% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of IPEMED, enabled us to enter the graduate and specialization courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

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

As of December 31, 2021, our network consisted of a total of 46 undergraduate and graduate campuses, composed of (i) 35 undergraduate medical school campuses, 30 of which are operating units (units that have been approved by MEC and that have commenced operations) and five of which are approved units (units that have been approved by MEC, but that have not yet commenced operations), (ii) 11 graduate campuses that offer medicine- and health-related courses. We plan to expand our network by opening the five approved undergraduate medical school campuses we were awarded in connection with the “Mais Médicos” program by 2022/2023. As of December 31, 2021, we had 17,171 students enrolled in our online prep-courses spread across Brazil.

The chart and table below illustrate our current footprint of undergraduate and graduate medical schools.

Campus	State	Brand	Year of Acquisition	Approved Seats(2)	Semester(1)
Porto Nacional	TO	ITPAC	Before 2018	120	02.04
Pato Branco	PR	FADEP	2018	50	02.17
Pato Branco	PR	FADEP	2018	60	02.18
Itajubá	MG	FMIT	2018	87	01.68
Parnaíba	PI	IESVAP	2018	80	02.15
Palmas	TO	ITPAC	2018	120	02.17
Teresina	PI	UNINOVAFAPI	2018	110	02.04
Teresina	PI	UNINOVAFAPI	2018	61	02.17
São João Del Rei	MG	UNIPTAN	2018	38	02.15
São João Del Rei	MG	UNIPTAN	2018	11	1.16
Araguaína	TO	UNITPAC	2018	80	02.06
Ipatinga	MG	Univaço	2018	100	01.99
Marabá	PA	FACIMPA	2019	120	02.19
Vitória da Conquista	BA	FASA	2019	100	01.15
Itabuna	BA	FASA	2019	85	02.18
Cametá	PA	ITPAC - Mais Médicos	2019	50	To be started
Cruzeiro do Sul	AC	ITPAC - Mais Médicos	2019	50	2.20
Santa Inês	AM	ITPAC - Mais Médicos	2019	50	2.20
Manacapuru	AM	ITPAC - Mais Médicos	2019	50	2.22
Itacoatiara	MA	ITPAC - Mais Médicos	2019	50	2.22
Abaetetuba	PA	ITPAC - Mais Médicos	2019	50	2.22
Bragança	PA	ITPAC - Mais Médicos	2019	50	2.22
Itaperuna	RJ	Uniredentor	2019	112	2.15
João Pessoa	PB	FCMPB	2020	124	2.17
João Pessoa	PB	FCMPB	2020	33	2.18
Redenção	PA	FESAR	2020	120	2.18
Porto Velho	RO	UniSL	2020	52	2.19
Porto Velho	RO	UniSL	2020	130	2.05
Guanambi	BA	FIP GUANAMBI	2021	60	2.18
Garanhuns	PE	ITPAC	2021	120	1.22
Montes Claros	MG	UNIFIPMOC	2021	100	2.07
Duque de Caxias	RJ	UNIGRANRIO	2021	198	2.07
Rio de Janeiro	RJ	UNIGRANRIO	2021	110	2.18
Ji-Paraná	RO	UniSL	2022	28	2.22

(1)	Schools with six or more years of operations are considered fully matured.
(2)	Number of medical seats presented are estimated.

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

Over the last five years, “Mais Médicos” has raised the medical seats offerings. From 2013 to 2018, it created approximately 13,000 seats in medical schools throughout the country, which contributed to the increase in enrollment in private medical schools. After the recent assessment of current medical seats offered versus planned back in 2013, the number of seats has been held constant at 36,700 by MEC since April 2018.

From 2010 to 2020, first-year enrollments in private medical schools have increased by 17,629, representing a 5.4% CAGR, compared to an additional 3,358 public medical first-year enrollments during that period.

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

Increase in medical services demand

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

For example, according to WHO, Argentina had an average of 4.0 doctors per 1,000 inhabitants in 2017. Considering the projections of a total of 521,106 physicians in 2023 versus Brazil’s population growth over the same period, Brazil would have approximately 2.1 doctors per 1,000 inhabitants, which is still below the OECD average.

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
0.87 (6,096)
1.4 (12,652)
1.65 (5,792)
1.68 (6,753)
1.2 (3,860)
1.73 (16,381)
1.67 (2,583)
1.36 (4,575)
1.52 (2,744)
1.63 (5,436)
1.35 (20,708)
1.66 (3,806)
1.16 (966)
4.3 (13,215)
1.97 (13,360)
2.3 (48,660)
2.04 (5,525)
2.4 (9,645)
2.8 (126,687)
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

Expansion in graduate programs and CME

The number of public and private medical graduate courses is not measured by any institution, as it is developing and growing as residency slots become increasingly restricted. Typically educational institutions partner with hospitals to provide an adequate infrastructure for teaching students. Unlike residencies, students pay out-of-pocket monthly tuition of around R$4,000, according to a third-party consulting firm. These are usually one to two year courses and there is currently no government student financing for this segment.

Both graduate and other CME courses are expected to take advantage of the increasing graduation rates in Brazil, which are expected to add more than 130,000 new physicians over the next five years, in addition to the current 454,848 doctors that are expected to continue to access this market.

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

The medical schools segment shows that the current supply of students’ seats in medical courses has not been sufficient to service the growth in demand for medical education in Brazil. The total number of enrolled medical students in private schools reached 108,000 in 2018 and is expected to increase to approximately 166,000 in 2023, assuming there will not be new openings by the government in the next five years.

Total students enrolled in private universities (in thousands)

Source: INEP, third-party consulting firm analysis. 2019-2023 figures are projections.

With the increasing demand creating a favorable scenario for medical school tuition, a rise in the average current tuition is expected to post a 5.1% CAGR in the next five years, reaching R$119,000 in 2023 according to a third-party consulting firm. Both increases in the number of enrolled students and average tuition support a market 14.9% CAGR between 2018 and 2023, implying that the current R$10 billion market would grow to become a R$19.8 billion market by 2023.

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

Assuming that 80% of the students enrolled in the fifth and sixth years of medical schools have an interest in taking the R1 test and that the R3 students will continue to grow at current rates, the preparatory courses segment is expected to grow from its current market size of R$1.0 billion to approximately R$2.4 billion by 2023, at a 18.7% CAGR.

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

This increase is primarily supported by the continuing need for specialization, which is expected to raise the current 77,000 students to approximately 118,000 students by end of 2023. A factor that supports the demand is the possibility of a student pursuing more than a single specialization along their career. In line with the increasing number of enrollments, the demand for specialization is expected to see price increases during the same period, implying a CAGR of 4.0%.

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

Another important element of the CME market is that it is currently not mandatory for doctors to regularly take CME courses. We expect this to change and become more in line with other countries, where physicians must show their respective medical associations that they are up to date.

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
79

The total addressable market is expected to grow to R$31.6 billion and to over 910,000 lifelong medical learners by 2023. If the other health-related non-medical courses are added to this figure, the addressable market increases to R$34.3 billion in 2018 and a projected R$64.9 billion in 2023.

Market Opportunity

According to a third-party consulting firm, the total addressable market for the medical and healthcare career segment in Brazil was R$66.5 billion as of March 31, 2020, composed of (i) a R$14.0 billion medical school market, (ii) a R$1.5 billion residency preparatory courses market, (iii) a R$4.8 billion medical specialization courses market, (iv) a R$1.8 billion continuing medical education market, (v) a R$23.0 billion other health courses market and (vi) a R$21.4 billion medical digital services market. We estimate that we currently capture approximately 1.5% of the total addressable market based on our net revenue for the last 12 months ended June 30, 2020. This market encompasses over 800,000 lifelong medical learners in Brazil, composed of 136,000 medical students, 91,000 students seeking residency preparatory courses, 90,000 and 500,000 physicians seeking to enroll in specialization courses and CME, respectively, and 1,680,000 students in other health courses.

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

Information	Medical School	Preparatory Courses for Residency	Specialization Courses	Continuing Medical Education	Other Health Courses	Medical Digital Services	Total
Total market (2020)(1) R$ billion	14.0	1.5	4.8	1.8	23.0	21.4	66.5
Total market (2025)(1) R$ billion	23.0	3.0	9.1	3.0	35.0	32.2	105.3
CAGR (5 years)	10.4%	14.9%	13.6%	10.8%	8.8%	8.5%	9.6%
AVG Ticket (2020)(1) R$	103,000	16,000	53,000	3,900	14,000
Total number of students (2020)(1)	136,000	91,000	90,000	500,000	1,680,000
Total number of students (2025)(1)	171,000	143,000	142,000	600,000	2,110,000
Afya’s market share (2020)(2)	6.7%	12.6%	5.0%	—	—

Source: Third-party consulting firm as of March 31, 2020.

(1)	Estimated by the third-party consulting firm.
(2)	Afya’s total students 2020 / total number of students 2020, by segment.

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
80

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

•	Shortage of medical professionals in Brazil: There is a shortage of medical professionals in Brazil, primarily due to the uneven socio-economic environment. On average, Brazilian cities with less than 50,000 inhabitants, which corresponds to approximately 90% of all cities in Brazil, have less than one physician per 1,000 residents. Brazil is expected to have an average of 3.07 physicians per 1,000 inhabitants by 2028, below the average of 3.4 for 2018 Organization for Economic Cooperation and Development, or OECD, countries.
•	Attractive financial incentives: The medical profession is lucrative. Medical professionals are highly employable, with salaries that are on average more than three times higher than the average salary for other professions such as engineering, nursing and law, and 1.9 to 3.8 times higher than the net present value of engineering, nursing or law programs in Brazil.
•	Supply and demand imbalance for medical education: The number of available medical course seats in Brazil is controlled by MEC, which has limited medical school intakes to current levels until 2023, resulting in a significant imbalance between supply and demand. In the last three years, medical schools have on average received five applications per available medical course seat, and four applications per available residency program vacancy, and the number of applications are expected to increase. We believe that graduate courses will gradually become a more popular, high-demand destination for physicians that are not admitted into residency programs.
•	CME Expansion: The growing number of physicians in Brazil and the demand for ongoing education on new medical procedures, drugs, technologies and developments will continue to drive demand for CME.
•	Technological innovation is driving medical education: The current generation of medical students and professionals requires instantly accessible digital content. Over 600,000 biomedical articles have been published globally every year since 2005, and it is critical for lifelong learners to be able to access information and learning methodologies regardless of location and physical availability.
•	Limited scope of existing product offerings: By generally limiting their focus on individual aspects of a student’s education cycle, traditional education providers have struggled to build comprehensive student track records and profile databases. Consequently, there is a general lack of integrated platforms that apply accumulated student information to efficiently tailor experiences to, or produce bespoke materials for, the particular needs of each student.

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

We compete directly or indirectly with other post-secondary institutions that offer medical courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently, there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of approved medical seats they had as of December 31, 2021:

Number of Approved Medical Seats
Company	As of April 1, 2022
Afya Brazil	2,731
Player 1	1,742
Player 2	1,533
Player 3	636
Player 4	473

The market for graduate medical courses is relatively new and a few small players operate in this segment.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Medical Schools

•	A fully integrated core curriculum is offered to our medical school students across all our campuses.
•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course, which we implemented for all incoming medical students of the fifth and sixth academic year.
•	As of December 31, 2021, this product had 16,017 enrolled students, and had total historical combined tuition fees of R$1,511.4 million for the year ended December 31, 2021, which represented 26.2% and 75.9% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2020, this product had 11,030 enrolled students, and had total historical combined tuition fees of R$911.0 million for the year ended December 31, 2020, which represented 30.5% and 73.7% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2019, this product had 6,597 enrolled students, and had total historical combined tuition fees of R$550.2 million for the year ended December 31, 2019, which represented 17.2% and 69.3% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively.

Medical Residency Preparatory Courses

•	Instructional content in digital format is offered to medical students and newly graduated physicians to prepare them for medical residency exams.
•	Supplementary instructional content in digital format is offered to third-party medical schools that adopt our services.
•	As of December 31, 2021, we had 21,631 enrolled students in our medical residency preparatory courses. As of December 31, 2020, we had 13,039 enrolled students in our medical residency preparatory courses.

Graduate Courses

•	Graduate medical courses are offered to our medical school students across all our campuses. These students also have access to some of our supplemental instructional platforms.
•	Supplemental instructional content for different medical specializations is offered to individual lifelong medical learners in our graduate courses.
•	As of December 31, 2021, we had 3,189 enrolled students in our graduate courses. As of December 31, 2020, we had 4,181 enrolled students in our graduate courses.
82

Other Programs

•	Other national core curriculum is offered to all students across all of our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.
•	As of December 31, 2021, these programs had 45,101 enrolled students, and had total combined tuition fees of R$478.7 million for the year ended December 31, 2021, which represented 73.8% and 24.1% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2020, these programs had 25,176 enrolled students, and had total combined tuition fees of R$325.5 million for the year ended December 31, 2020, which represented 41.0% and 14.0% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2019, these programs had 17,372 enrolled students, and had total historical combined tuition fees of R$248.1 million for the year ended December 31, 2019, which represented 72.5% and 31.1% of our total number of enrolled students and total historical combined tuition fees from all courses offered, respectively.

Digital health services

•	Subscription-based mobile app and website portal focused on assisting health professionals and students with clinical decision-making for 30 medical specializations through tools such as medical calculators, charts and updated content, including prescriptions, clinical scores, medical procedures and laboratory exams, among others.
•	Free instructional content we offer to physicians, healthcare professionals and students.
•	As of December 31, 2021, we had approximately 248,000 monthly active subscribers, consisting of approximately: 16,200 in Content and Technology for Medical Education, 194,300 in Clinical Decision Software and 37,000 in Clinical Management Tools.
•	Our acquisition of PEBMED marked our entry in the digital health services sector, which we believe adds value to our platform. In particular, our acquisition of PEBMED included the Whitebook product, which added approximately 125,300 active users to our platform and increase our penetration in the segments in which we already operate through digital health services.

The following chart sets forth our market share by career aging cohort as of December 2021.

Our Lifelong Medical Learner Clients

As of December 31, 2021, we had a total of 85,938 students across all our segments, including 16,017 enrolled in our undergraduate medical programs. As of December 31, 2021, we had 21,631 enrolled students in our medical residency preparatory courses and 3,189 enrolled students in our medical specialization programs.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business—the number we offer has increased as a consequence of our strategic acquisitions in 2018, 2019, 2020 and 2021 of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 12.0%, 14.0% and 18.3% of total historical undergraduate programs combined tuition fees for all courses offered in 2021, 2020 and 2019.

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
Medical Student in Brazil

In addition, as of December 31, 2021, we had 43 contracts with other partner companies, which represents our B2B segment. These partnerships allow us to increase our distribution outreach to other institutions around the country and help us achieve our mission.

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

As of December 31, 2021, our exposure to FIES was 7.0% of our total student base, which represented 8.0% of our total gross revenue for that period. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.” for further information.

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

The tax exemptions (in whole or in part) for HEIs that participate in this program are the following:

•	IRPJ (income tax) and CSLL (social contribution), with respect to the portion of net income in proportion to revenues from traditional and technology undergraduate programs; and
•	COFINS (Contribution for the Financing of Social Security) and PIS (Program of Social Integration), concerning revenues from traditional and technology undergraduate programs.

As of December 31, 2021, our exposure to PROUNI was 6.1% of our student base. Although we fulfilled all required scholarships to receive 100% of tax exemption, PROUNI does not cover our operation outside of our undergraduate programs.

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

Learning tools: We have over 36,000 digitally managed and delivered instructional tools designed by teachers to address complex learning objectives. Content is organized and tagged by theme and delivered in various formats, including, among others, online classes, podcasts, quizzes and books, to cater to different learning methods and the preferences of each student. As of December 31, 2021, our learning tools consisted of more than 17,079 video classes, 5,033 book chapters, 3,888 podcasts and an exam bank of approximately 120,000 questions;

Assessment tool: Broad database suite composed of quizzes and problem-solving activities, through which students can choose the subjects they would like to focus on, with additional teacher-led instructional content;

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

Evolving Distribution Network

We believe that an effective end-to-end physician-centric ecosystem goes beyond offering the largest and most complete operating infrastructure to the students enrolled at our campuses and with access to our digital platforms. Through our evolving distribution model, we also expect to empower lifelong medical learners across our growing network of diversified partner teaching hospitals, clinics and third-party medical schools by increasing our products and services offerings as we continue to expand our business-to-business, or B2B capabilities. Our partnerships include renowned institutions such as the Brazilian Cancer Foundation, which joined our network in January 2020.

Seasonality of Operations

Afya has now three reporting segments: (1) Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs; (2) Continuing Education, which provides specialization programs and graduate courses; and (3) Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Digital Services are comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients period. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the fiscal year.

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

As our business model is end-to-end and physician-centric, we aim to accompany our lifelong learners at each stage of their careers. Therefore our sales funnels are calibrated according to the segment’s supply-demand curve (graduation, preparatory, etc.), level of competition and other strategic variables.

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

Integrated Systems

We have adopted third-party systems to handle our internal systems in a fully integrated manner:

•	Enterprise Resource Planning, or ERP: TOTVS ERP RM is the leading solution in the Education Industry in Brazil and delivers a flexible systemic solution that fits our companies’ processes to improve management and organization. At the same time, it allows high governance of the processes, with complete control of all back-office activities, preventing operational errors and allowing efficient tax-related calculations and control of government obligations.
89

•	Academic System: TOTVS RM Educacional is a mature platform that allows the configuration of the student payment plan attached to the disciplines enrolled and processes preventing manual financial transactions and making the process more flexible and efficient. This system includes both Student and Faculty Portals, with features that allow mobile frequency monitoring and provide payment solutions to students and also manages the faculties’ timesheet and payroll.
•	Learning Management System, or LMS: Canvas LMS is a cloud-native, highly scalable system that connects all digital learning tools and evaluation resources accessed nationally by our faculties and students.

As of the date of this annual report, ESMC, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UnifipMoc, UningranRio, RX Pro, Além da Medicina and Cardiopapers independently operate their own ERP systems. We are working to migrate the systems from the companies described above in order to fully incorporate them into our integrated systems.

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

As of December 31, 2021, we owned more than 30,000 learning materials (e.g., classes, materials and videos) that comply with the national curriculum and that are developed by our teachers.

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

Organization of Post-secondary Education Institutions

In order to allow post-secondary education institutions to fulfill their objectives, the LDB also provides that post-secondary education includes the following programs:

•	Undergraduate courses, including traditional and technological undergraduate courses, offering specific training and diplomas to students, open to candidates who have completed high school or equivalent and who have been approved in the respective selection or entrance examinations;
•	Post-graduate courses, including master's and doctoral degrees, specialization courses, further training courses and others, open to candidates who hold a diploma in an undergraduate course and who meet the requirements laid down by educational institutions; and
92

•	Extension courses, understood as any academic, technical or cultural activity that is not included as an integral and compulsory part of the undergraduate and postgraduate curriculum, in which the students receive certificates. Such courses are open to candidates who meet the requirements established in each case by educational institutions.

According to the LDB, post-secondary education can be provided by public or private institutions. A private post-secondary education institution must be controlled, managed and supported by an individual or a legal entity with responsibility for financing its supported entities. Post-secondary education institutions may be supported by for-profit or not-for-profit private institutions, or supporting entities, as follows:

•	Private in the strict sense: private for-profit institutions created and maintained by one or more private individuals or legal entities;
•	Community: incorporated by groups of individuals or by one or more legal entities and that include representatives of the community in their organizational structure;
•	Confessional: incorporated by groups of individuals or by one or more legal entities that meet the specific confessional and ideological orientation and that include representatives of the community in their organizational structure; or
•	Philanthropic, in the form of the applicable regulations.

According to their organization and academic prerogatives, post-secondary education institutions can be:

•	Colleges: colleges are public or private HEIs offering post-secondary programs in one or more areas, maintained by a single supporting entity and with isolated management and direction. Colleges are allowed to offer programs along several levels, namely bachelor’s, associate’s, specialization and graduate programs (master’s and doctorate degrees). Colleges have minimum requirements with regard to the qualification of faculty members and their labor practices, and cannot establish new campuses, courses, or spots without prior authorization from MEC;
•	University Centers: university centers are public or private education institutions offering several bachelor’s, associate’s and graduate programs, and are expected to provide appropriate work conditions, education and qualification opportunities for their professors. To be considered a university center, the institution shall comply with such requirements: (i) at least one-fifth of the faculty members of a university center must hold a master’s or doctorate degree; (ii) at least 20% of the faculty members must work on a full-time basis; (iii) at least eight undergraduate courses shall be recognized and have obtained a satisfactory concept in the on-site external evaluation carried out by INEP; (iv) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (v) have a scientific initiation program with a project supervised by doctoral or masters professors, which may include programs of professional or technological initiation and initiation to teaching; (vi) have obtained an Institutional Concept, or CI, greater than or equal to four in the on-site external evaluation performed by INEP; and (vii) have not been penalized as a result of an administrative supervision process in the last two years; or
•	Universities: universities are public or private education institutions offering several post-secondary programs, continuing education and research development. Like University Centers, certain requirements for university re-accreditation must be observed, namely: (i) one-third of the academic staff is hired on a full-time basis; (ii) one-third of the faculty members must have a master’s or doctoral degree; (iii) at least 60.0% of the undergraduate courses shall be recognized and have a satisfactory concept obtained in the evaluation proceedings carried out by INEP; (iv) have an institutionalized extension program in the areas of knowledge covered by their undergraduate courses; (v) have a scientific initiation program with a project supervised by master’s or doctoral professors, which may include programs of professional or technological initiation and initiation to teaching; (vi) have obtained CI greater than or equal to four in the external evaluation carried out by INEP; (vii) regularly offer four master’s degree courses and two PhD courses recognized by MEC; and (viii) have not been penalized as a result of an administrative supervision process in the last two years.
93

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

Although distance learning is defined by the absence of direct contact between students and teachers, there are activities that must be conducted on-site, such as tutorials, evaluations, internships, professional practice, laboratory and dissertation defense, which are to be provided in the educational and development projects of the institution and the course. Accordingly, the distance learning institutions must provide the necessary infrastructure for the students to conduct those activities, using the headquarters of the education institution or smaller supporting units throughout the country. Distance learning supporting units are no longer subject to on-site evaluation or required to obtain prior authorization of MEC in order to be set up or operated. Pursuant to Ordinance No. 11/2017, such units can be created by a unilateral decision of the institution itself.

Distance courses and programs must be projected with the same defined duration for the respective on-site courses. The evaluation of the performance of students for the purposes of promotion, conclusion of the course and obtainment of diplomas and certificates must be conducted through the conclusion of the programmed activities and on-site exams by the accredited HEIs, following procedures and criteria defined in respective PPC.

The evaluation of the distance learning courses is performed in a very similar manner as the evaluation of on-site courses. In the event of any irregularity or non-compliance to any of the previously established conditions set by the MEC, the competent body may initiate an administrative proceeding that may result in one or more penalties, such as: (i) forfeiture of accreditation or reaccreditation to operate as a distance learning institution; (ii) intervention; (iii) temporary suspension of autonomy prerogatives; (iv) initiate reaccreditation proceedings; (v) reduction of available vacancies within courses; (vi) temporary suspension of new students admissions; and (vii) temporary suspension of courses offered.

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

Distance learning courses or programs require periodic renewal. Also, the accredited institution must initiate the authorized coursework within 24 months from the accreditation, and if the institution does not implement the authorized activities in such time frame, it will be subject to an administrative proceeding that may result in the canceling of the given authorization.

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
95

In relation to the accreditation process of a new post-secondary educational institution and linked course authorizations, MEC may issue a temporary accreditation act to expedite the operation, pursuant to article 24 of Decree No. 9,235/2017, as long as the supporting entity complies with all the following requirements:

•	all self-supporting post-secondary education institutions have been reaccredited in the last five years obtaining an average Institutional Score (Conceito Institucional) greater or equal to “4”;
•	none of its post-secondary education institutions have been subject to administrative penalties by MEC in the last two years; and
•	the courses to be offered by the new post-secondary institution, which are limited to a maximum of five courses, must already be offered by other institutions supported by the same supporting entity and duly recognized by MEC in the last five years with a Program Score (Conceito de Curso) greater or equal to “4”.

Following the initial accreditation as a post-secondary education institution, colleges depend on an authorization issued by the MEC to offer post-secondary education courses. Within their autonomy, universities and university centers do not depend on authorization by the MEC to create the majority of post-secondary education courses and campuses in the same city as its headquarters, except for medicine, dentistry, psychology, nursery and law courses, which necessarily must be previously authorized by the MEC. In any other cases, institutions are required to inform the MEC about the programs they offer for purposes of monitoring, evaluation and further recognition.

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

Financing Alternatives for Students: Incentive Programs

Programs providing public funding to students enrolled with private higher education institutions have been a major public policy to expand access to post-secondary education in Brazil, especially for the low-income segment of the population. The most important programs are the following.

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

Private post-secondary institutions may adhere to PROUNI by the execution of a specific agreement with MEC, valid for 10 years and renewable for the same period. Such agreement must be emended every semester with an additional term establishing the number of scholarships to be offered in each course, unit and class, and what percentage of scholarships shall be granted to indigenous and afro-Brazilians. In order to participate in PROUNI, an educational institution must:

•	be up to date with its tax obligations; and
•	comply with the following requirements: (1) offer at least one full-time scholarship to every 10.7 regularly paying students enrolled at the end of the past school year, excluding the full-time scholarships granted through PROUNI or by the institution; or (2) offer one full-time scholarship to every 22 regularly paying students enrolled in traditional and technological graduation courses, provided that it also offers scholarships (25% or 50% of the tuition) with a value equal to 8.5% of the paying students’ annual revenue, available to students enrolled in traditional and technological graduation courses at the school year.

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

FIES consists of funding granted by the National Fund for Educational Development, or FNDE to students regularly enrolled in an on-site course of a post-secondary private HEI registered in the FIES that has been positively evaluated by the MEC. After a specific selection proceeding, students may be partially or wholly funded by FIES and, in that case, FNDE will be responsible for crediting the correspondent amount due by the student to the private higher education institution.

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

National Higher Education Evaluation System

The National Higher Education Evaluation System, or SINAES was created by Law No. 10,861 of April 14, 2004, with the purpose of evaluating post-secondary education institutions, undergraduate courses and measuring student academic performance. The main objective of this evaluation system is to assess the quality of education in the country, providing guidelines for MEC to decide upon institutional reaccreditation, recognition and renewal of recognition of courses. Additionally, SINAES is responsible for improving the quality of post-secondary education in Brazil given that MEC can identify deficiencies and establish specific conditions for institutions to remedy their issues and resume their operations.

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

The preliminary assessment is a complex process based on quality indicators as follows:

(a)       National Student Performance Examination

The National Student Performance Examination, or ENADE, is a test applied to a number of students that are completing courses. It evaluates students’ knowledge regarding the content provided in the curricular guidelines of the respective undergraduate course, their skills and competencies. ENADE’s results are considered in the composition of quality indexes for courses and institutions.

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

The offering of postgraduate programs does not require an authorization to operate, even if it is offered by a college. However, it must be notified to MEC, through MEC’s system (e-MEC), within 60 days of the date of creation of such course.

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

The HEIs can only initiate master's and doctorate courses activities following publication of the homologation of CNE’s favorable opinion by MEC in the Official Gazette.

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

The “Mais Médicos” program

Law No. 12,871/2013, established the “Mais Médicos” program, an initiative designed to address medical professional shortages in certain municipalities and underserved regions of Brazil and improve healthcare infrastructure and services. This law establishes specific regulations for medical courses, including criteria for approving the creation of new courses in Brazil involving the definition of its location, the mandatory contribution to the public health infrastructure according to the specific categories established by Ordinance No. 16/2014 issued by MEC (i.e., training of health professionals, building or reforming of health service structure, purchasing of medical equipment and supplies and study grant to the medical residency program) and also the conditions for public-private partnerships to implement the course.

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

C.       Organizational Structure

All of our subsidiaries are incorporated in Brazil. The following is a chart of our current corporate structure as of the date of this annual report:

Organizational Chart

Esteves Family
Nicolau Carvalho Esteves
Rosângela de Oliveira Tavares Esteves
Shareholders (NASDAQ)
Bertelsmann
Officers
50.4%
24.3%
24.6%
0.8%
AFYA LIMITED
100%
Cayman Islands
AFYA PARTICIPAÇÕES S.A. (CNPJ 23.399.329/0001-72)
Brasil
30%
90%
80%
UNICEPLAC
CCSI (FMIT)
IESVAP
UNISL
UNINOVAFAPI
UNIREDENTOR
FESAR
FCM-PB
FASA
UNIVAÇO
IPEMED MG
UNIPTAN
UNITPAC
ITPAC PORTO
CG
FACIMPA
ESMC
FADEP
UNIFIPMOC
NASPP
CLINIC DESENVOLVIMENTO
MEDCEL
PEBMED
MEDPHONE
MEDICINAE
MEDICAL HARBOUR
CLIQUEFARMA
SHOSP
UNIGRANRIO
99.03%
POLICLÍNICA
IESP
SOCIESP
CIA NILZA
RX PRO
RXPRO LOG
ADMED
CARDIOPAPERS
Educational
Techs
Limited Liability Companies
100% owned by Afya Participações S.A.

(1)	Except for UEPC, all subsidiaries are controlled and/or wholly-owned by Afya Brazil.
(2)	CIS means Centro Integrado de Saúde de Teresina Ltda.
(3)	ADMED means Além da Medicina.

D.       Property, Plant and Equipment

Our corporate headquarters, which include product development, sales, marketing, and business operations, are located in Nova Lima, State of Minas Gerais. It consists of 1,000 square meters of space under a lease that expires in 2022.

In addition to our corporate headquarters and as of December 31, 2021, we leased almost all of our operational, sales, and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Overview

We are the leading medical education group in Brazil based on the number of medical school seats, as published by MEC as of December 31, 2020, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

As of December 31, 2021, we had 85,938 enrolled students, compared to 53,426 enrolled students as of December 31, 2020, representing a growth of 60.9% for the period, and compared to 36,316 enrolled students as of December 31, 2019, representing a growth of 47.1% for the period.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 85.2% of our total growth in terms of net revenue in 2021, 54.0% of our total growth in terms of net revenue in 2020 and 62.0% of our total growth in terms of net revenue in 2019) and (ii) organic growth (which represented approximately 14.8% of our total growth in terms of net revenue in 2021, 46.0% of our total growth in terms of net revenue in 2020 and 39.0% of our total growth in terms of net revenue in 2019), has led to growth, profitability and cash generation.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, MEC already inspected six of these campuses and already issued the authorization to operate. Accordingly, we plan to expand our network, and expect to open an additional campus starting in 2022/2023, taking our total to 35 campuses in 13 Brazilian states and approximately 2,759 available medical school seats per year.

Our Growth

Our revenue growth and increased profitability have been driven by:

•	Maturation of current number of authorized medical school seats – Anticipated and contracted growth visibility until 2027 from new medical seats awarded to our schools, that are in the process of maturing, and new seats from our awarded campuses in connection with the “Mais Médicos” program and which are expected to become operational by 2022;
•	Ability to set price – readjustment of tuition fees paid by students enrolled in our medical schools above published inflation indexes. In 2018, we increased the tuition fees for our first-year incoming medical students, on average, by 13.0% (an increase considerably above the 3.7% IPCA inflation rate for this same period) Since 2018, this tuition fees readjustment has applied to all new first-year incoming students. Given that the average length of our medical courses is six years, this tuition fee readjustment will guarantee revenue growth until 2024;
•	Expansion of medical residency preparation and graduate programs enrollments – Increase in number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;
•	Deepening of relationships across lifelong medical learners base – Cross-selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency prep solutions and the number of former undergraduate and/or medical residency prep students applying to our graduate and CME courses;
•	M&A – Acquisition or investment in businesses that complement our medical education services offering. In 2021, we acquired or invested in nine companies, UNIFIPMoc and Garanhuns, medical schools which increased our medical school seats by more than 37% when compared to December 31, 2020, and iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX PRO, digital health services companies that strengthened our digital business strategy. In 2020, we acquired or invested in six companies, UniRedentor, UniSL, FESAR and FCMPB, medical schools which increased our medical school seats by more than 36% when compared to December 31, 2019, and PEBMED and MedPhone, digital health services companies that strengthened our digital business strategy; and
103

•	Synergies extraction – Successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

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

For the years ended December 31, 2021, 2020 and 2019, historical undergraduate programs combined tuition fees from medicine were 75.9%, 73.7% and 69.3%, respectively, of total undergraduate programs combined tuition fees.

Historical undergraduate programs combined tuition fees*

The following table sets forth information that was derived from the historical operating information, for the year ended December 31, 2020, for Afya Brazil, for each of the Acquired Companies since the date of acquisition. It does not represent net revenue as disclosed in our financial statements included elsewhere in this annual report, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships.

	For the Year Ended December 31,
	2021	2021	2020	2019	2018
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Medical school programs	270.8	1,511.4	911.0	550.2	253.4
Other undergraduate health sciences programs	42.9	239.5	152.5	98.5	44.9
Other undergraduate programs(2)	42.9	239.2	173.0	145.6	47.4
Undergraduate programs combined tuition fees	356.6	1,990.1	1,236.5	794.3	345.8
% Medicine(3)	75.9%	75.9%	73.7%	69.3%	73.3%
% Health sciences programs(4)	88.0%	88.0%	86.0%	81.7%	86.3%

*	Historical undergraduate programs combined tuition fees is the sum equal to the total tuition fees charged to undergraduate students, as derived from historical operating information of Afya Brazil and the Acquired Companies for the years ended December 31, 2021, 2020, 2019 and 2018. For the years ended December 31, 2021, 2020, 2019 and 2018, the historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$1,990.1 million, R$1,236.5 million, R$794.3 million, and R$345.8 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students. We present historical undergraduate programs combined tuition fees because, given our limited operating history and that our historical financial information and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, we believe that it may help investors assess the past operating results of the Acquired Companies as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present historical undergraduate programs combined tuition fees as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees set forth in our financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships which are presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also include revenue from admission fees and income from leases, among others. The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions. For further information, see “Part I—Introduction—Financial Information—Historical Undergraduate Programs Combined Tuition Fees.”
104

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.580 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Represents all non-health sciences undergraduate programs.
(3)	Calculated as medical school programs divided by the historical undergraduate programs combined tuition fees.
(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the historical undergraduate programs combined tuition fees.

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

For illustration, a medical school that is awarded 100 seats from the MEC has the opportunity to add up to 20 additional seats:

•	10 more seats by adhering to PROUNI (one seat for every 10.7 seats awarded by MEC); and
•	10 more seats by adhering to FIES (10% of the seats awarded by MEC).
105

Illustrative evolution of regulatory capacity per medical school

Our medical school regulatory capacity was 2,731 and 2,481 seats and our capacity at maturation was 17,863 and 15,430 as of December 31, 2021 and December 31, 2020. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 19,865 students by 2028. Assuming we are able to consummate our projected acquisitions, we expect our future medical student base to reach approximately 19,865 students at maturity.

Medical School Occupancy Rate

The occupancy rate of our medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period. While we believe retention rates are an important measure of quality and customer satisfaction, we believe that occupancy rate is a more meaningful metric as it captures not only our ability to retain students but also to find new students to compensate for eventual dropouts. Our management does not separately measure retention rates to make decisions about our business.

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of December 31,
	2021	2020	2019
Occupancy rate	~100.0%	~100.0%	~100.0%

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

	For the Year Ended December 31,
	2021	2020	2019
Real growth (contraction) in gross domestic product	4.6%	(4.1)%	1.1%
Inflation (IGP-M)(1)	17.8%	23.1%	7.3%
Inflation (IPCA)(2)	10.1%	4.5%	4.3%
Long-term interest rates—TJLP (average)(3)	4.8%	4.9%	6.2%
CDI interest rate(4)	9.1%	1.9%	4.4%
Period-end exchange rate—reais per US$1.00	5.581	5.196	4.030
Average exchange rate—reais per US$1.00(5)	5.412	5.158	3.946
Appreciation (depreciation) of the real vs. US$ in the period(6)	(7.3)%	(28.9%)	(4.0)%
Unemployment rate(7)	11.1%	13.5%	11.9%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for the year as measured by the IBGE.
107

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

In addition, the COVID-19 pandemic and measures taken in response may continue adversely impacting the Brazilian macroeconomic environment and our business. The COVID-19 pandemic is still evolving in Brazil and pandemic may result in an adverse effect on the general economic, financial, political, demographic and business conditions in Brazil, which may adversely impact the ability of our students to pay our tuition fees and increase our attrition rates. As of the date of this annual report, all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully resumed all of our practical classes in medicines courses and all of our in-classroom classes. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

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

Business Segments

During 2021, in connection with the recent acquisitions of digital and technology companies, the Company revised its operating segments. As result, the Company has three operating segments as opposed to the previously reported Business Unit 1 (educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs) and Business Unit 2 (residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform). The three reportable segments are as follows:

•	Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;
•	Continuing Education, which provides specialization programs and graduate courses; and
•	Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Due to changes in operating segments, segment information for the years ended December 31, 2020 and 2019 has been restated. Segment information is presented consistently with the internal reports provided to the our chief executive officer, who is our chief operating decision maker (CODM) and is responsible for allocating resources, assessing the performance of our operating segments, and making our strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

There were no revenues derived from the Digital Services segment prior to the consolidation of Medcel and IPEMED in our financial statements starting on March 29, 2019 and May 9, 2019, respectively. For further information, see note 4 to our audited consolidated financial statements included elsewhere in this annual report.

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

Cost of services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Cost of services amounted to 37.9%, 36.2% and 41.1% of our net revenue in the years ended December 31, 2021, 2020 and 2019, respectively.

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

Our finance income consists mainly of income from interest earned on financial investments and interest received on late payments from students. Our finance expenses consist mainly of interest expenses from accounts payable to selling shareholders, loans and lease liabilities, foreign exchange associated with our cash in US Dollars and banking fees.

We also have cash and cash equivalents denominated in U.S. dollars, and accordingly, we have foreign exchange gain or losses from the changes in U.S. dollars against the Brazilian real.

Income taxes expense

Income taxes expense includes current income taxes and social contribution.

Historical Consolidated Results of Operations

Year Ended December 31, 2021 Compared to the year ended December 31, 2020

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020	Variation (%)
	(in R$ millions, except for percentages)
Net revenue	1,719.4	1,201.2	43.1%
Cost of services	(652.3)	(434.7)	50.1%
Gross profit	1,067.1	766.5	39.2%
General and administrative expenses	(622.6)	(402.9)	54.6%
Other income (expenses), net	(3.6)	(0.3)	926.2%
Operating income	440.9	363.3	21.3%
Finance income	64.6	62.3	3.7%
Finance expenses	(243.8)	(98.3)	148.1%
Finance result	(179.2)	(36.0)	398.2%
Share of income of associate	11.8	7.7	53.2%
Income before income taxes	273.5	335.1	(18.4%)
Income taxes expense	(31.2)	(27.1)	15.2%
Net income	242.3	308.0	(21.3%)

Net revenue

Net revenue for the year ended December 31, 2021 was R$1,719.4 million, an increase of R$518.2 million, or 43.1%, from R$1,201.2 million for the year ended December 31, 2020. This increase was primarily driven by: (i) organic revenue growth, mainly due to the maturation of medical school seats; (ii) consolidation of the results of operations of acquired companies in 2021 (IClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, Unifipmoc, Unigranrio and RX Pro) including two Mais Medicos campuses opened at the end of 2020 (Santa Ines and Cruzeiro do Sul), (iii) increase in the average ticket of Medical programs and, (iv) the fact that PEBMED has 12 months of net revenue in 2021, against approximately five months in 2020.

In our Undergrad segment, net revenue for the year ended December 31, 2021 was R$1,498.4 million, an increase of 49.5%, or R$495.9 million, from R$1,002.5 million for the year ended December 31, 2020. This increase was primarily attributable to the factors discussed above.

In our Continuing Education segment, net revenue for the year ended December 31, 2021 was R$73.0 million, a decrease of 31.9%, or R$34.2 million, from R$107.2 million for the year ended December 31, 2020. This decrease was primarily attributable to a reduction in active paying students because of: (a) in-person practical programs that have not been offered since the first half of 2020 and, (b) physicians’ decision to postpone admission to specialization courses due to the COVID-19 pandemic.

In our Digital Services segment, net revenue for the year ended December 31, 2021 was R$147.9 million, an increase of 61.6%, from R$91.5 million for the year ended December 31, 2020 considering intercompany transactions. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2021 (IClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX Pro); and (ii) the fact that PEBMED has 12 months of net revenue in 2021, against approximately five months in 2020.

Cost of services

Cost of services for the year ended December 31, 2021 was R$652.3 million, an increase of R$217.6 million, or 50.0%, from R$434.7 million for the year ended December 31, 2020. This increase was primarily attributable to (i) the consolidation of the results of operations of acquired companies in 2021 (IClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, Unifipmoc, Unigranrio and RX Pro), and a corresponding increase in payroll expenses, and (ii) an increase in severance related costs and other costs associated with the downsizing of teaching staff rosters at some of our recently acquired units to take advantage of synergies and increase in salaries due to inflation.

As a percentage of net revenue, our cost of services increased to 37.9% for the year ended December 31, 2021, compared to 36.2% for the year ended December 31, 2020.

In our Undergrad segment, cost of services for the year ended December 31, 2021 was R$555.0 million, an increase of R$173.0 million, or 45.3%, from R$382.0 million for the year ended December 31, 2020, considering intercompany transactions. This increase was primarily attributable to the factors discussed above.

In our Continuing Education segment, cost of services for the year ended December 31, 2021 was R$50.8 million, an increase of R$10.8 million, or 27%, from R$40.0 million for the year ended December 31, 2020. This increase was primarily attributable to (i) new units (6 branches) of IPEMED and (ii) increase in salaries due to inflation.

In our Digital Services segment, cost of services for the year ended December 31, 2021 was R$50.5 million, an increase of R$36.2 million, or 253.1%, from R$14.3 million for the year ended December 31, 2020. This increase was primarily attributable to (i) the fact that PEBMED has 12 months of net revenue in 2021, against approximately five months in 2020; and (ii) an increase in salaries due to inflation.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2021 was R$1,067.1 million, an increase of R$300.5 million, or 39.2%, from R$766.5 million for the year ended December 31, 2020.

In our Undergrad segment, gross profit for the year ended December 31, 2021 was R$943.4 million, an increase of R$322.9 million, or 52.0%, from R$620.5 million for the year ended December 31, 2020.

In our Continuing Education segment, gross profit for the year ended December 31, 2021 was R$22.2 million, a decrease of R$45.0 million, or 67%, from R$67.2 million for the year ended December 31, 2020.

In our Digital Services segment, gross profit for the year ended December 31, 2021 was R$101.5 million, an increase of R$22.6 million, or 28.7%, from R$78.8 million for the year ended December 31, 2020.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021 was R$622.6 million, an increase of R$219.7 million, or 54.6%, from R$402.9 million for the year ended December 31, 2020. This increase was primarily attributable to (i) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, Unifipmoc, Unigranrio and RX Pro)), (ii)  an increase in maintenance expenses, to R$47.1 million for the year ended December 31, 2021, from R$20.7 million for the year ended December 31, 2020, as a result of improvals in acquired acquisitions; and (iii) an increase in sales and marketing, to R$ 39.5 million ended December 31, 2021, from 18.3 million for the year ended December 31, 2020, also related mostly to acquisitions advertising.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2021 was R$440.9 million, an increase of R$77.6 million, or 21.3%, from R$363.3 million for the year ended December 31, 2020.

Finance result

Finance result for the year ended December 31, 2021 was a net finance expense of R$179.2 million, compared to a net finance expense of R$36.0 million for the year ended December 31, 2020, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2021 was R$64.6 million, an increase of R$2.3 million, from R$62.3 million for the year ended December 31, 2020. This increase was primarily attributable to (i) an increase in interest received of R$11.2 million (ii) an increase in income from financial investments of R$11.3 million, and (iii) no amount in 2021 related to changes in fair value of derivative instruments that corresponded to R$20.7 million in 2020 since the Company did not have any derivative instruments in 2021.

Finance expenses. Finance expenses for the year ended December 31, 2021 was R$243.8 million, an increase of R$145.5 million, from R$98.3 million for the year ended December 31, 2020. This increase was primarily attributable to (i) an increase in interest expenses on lease liabilities of R$22.8 million, as a result of the companies acquired and new lease agreements in the period (ii) an increase in interest expense of R$82.9 million mainly by net debt resulting from the acquisitions in 2021 (accounts payable to selling shareholders, loans and financing, including perpetual convertible preferred shares); and (iii) an increase in foreign exchange loss of R$13.3 million in 2021, as a result of adverse foreign exchange impacts on our cash and banks in the period.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2021 was R$273.5 million, a decrease of R$61.6 million, or 18.4%, from R$335.1 million for the year ended December 31, 2020.

Income taxes expense

Income taxes expense for the year ended December 31, 2021 was R$31.2 million, an increase of R$4.1 million, from R$27.1 million for the year ended December 31, 2020. Despite our Prouni incentives, this increase was primarily attributable to: (i) the increase in our taxable profit as a result of the positive impact of our organic growth; (ii) the consolidation of the results of operations of acquired companies in 2021 (IClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, Unifipmoc, Unigranrio and RX Pro) during the course of 2021; and (iii) presumed profit (lucro presumido) taxation regime applicable to Medcel and PEBMED.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2021 was R$242.3 million, a decrease of R$65.7 million, or 21,3%, from R$308.0 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to the year ended December 31, 2019

Due to changes in operating segments, segment information for the years ended December 31, 2020 and December 31, 2019 has been restated. Accordingly, set forth below is a discussion of certain items reflecting the change in operating segments.

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

In our Undergrad segment, net revenue for the year ended December 31, 2020 was R$1,002.5 million, an increase of 53.3%, or R$348.7 million, from R$653.8 million for the year ended December 31, 2019. This increase was primarily attributable to the factors discussed above.

In our Continuing Education segment, net revenue for the year ended December 31, 2020 was R$107.2 million, an increase of 65.2%, or R$42.3 million, from R$64.9 million for the year ended December 31, 2019. This increase was primarily attributable to IPEMED, that had 12 months of net revenue in 2020, against approximately seven months in 2019.

In our Digital Services segment, net revenue for the year ended December 31, 2020 was R$91.5 million, an increase of 186.0%, or R$32.0 million, from R$59.5 million for the year ended December 31, 2019. This increase was primarily attributable to the acquisition of PEBMED in 2020 and the fact that in 2020 Medcel had 12 months of net revenue against approximately nine months in 2019.

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

As a percentage of net revenue, our cost of services decreased to 36.1% for the year ended December 31, 2020, compared to 41.1% for the year ended December 31, 2019.

In our Undergrad segment, cost of services for the year ended December 31, 2020 was R$382.0 million, an increase of R$103.0 million, or 36.9%, from R$279.0 million for the year ended December 31, 2019. This increase was primarily attributable to the factors discussed above.

In our Continuing Education segment, cost of services for the year ended December 31, 2020 was R$40.0 million, an increase of R$10.7 million, or 36.7%, from R$29.3 million for the year ended December 31, 2019. This increase was primarily attributable to the factors discussed above.

In our Digital Services segment, cost of services for the year ended December 31, 2020 was R$14.3 million, an increase of R$9.9 million, or 224.8%, from R$4.4 million for the year ended December 31, 2019. This increase was primarily attributable to the factors discussed above.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2020 was R$766.5 million, an increase of R$324.7 million, or 73.5%, from R$441.8 million for the year ended December 31, 2019.

In our Undergrad segment, gross profit for the year ended December 31, 2020 was R$620.5 million, an increase of R$245.8 million, or 65.6%, from R$374.7 million for the year ended December 31, 2019.

In our Continuing Education segment, gross profit for the year ended December 31, 2020 was R$67.2 million, an increase of R$31.6 million, or 88.7%, from R$35.6 million for the year ended December 31, 2019.

In our Digital Services segment, gross profit for the year ended December 31, 2020 was R$78.8 million, an increase of R$47.3 million, or 150.5%, from R$31.5 million for the year ended December 31, 2019.

For comparative discussions regarding General and administrative expenses, Operating income, Finance result, Finance income, Finance expenses, Income before income taxes, Income taxes expense and Net income, see our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 30, 2021.

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

Identification and fair-value measurement of assets and liabilities acquired in a business combination

We account for business combinations using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. Identifiable assets and liabilities assumed must be classified or designated on the basis of our own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Such assessment requires judgments on the methods used to determine the fair value of the assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

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

Share-based compensation

Estimating fair value for share-based compensation transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions we use the Binomial model. We had stock plans that were fully exercised on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil Long-Term Incentive Plan and Guardaya’s stock option plan (which was transferred to the Afya Brazil Long-Term Incentive Plan), respectively. For further information on the assumptions and models used for estimating the fair value for share-based compensation transactions, see note 16 to our audited consolidated financial statements included elsewhere in this annual report.

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

Recent Accounting Pronouncements

The new amendments and interpretations that were applied for the first time in 2021 did not have a significant impact on our consolidated financial statements.

B.       Liquidity and Capital Resources

As of December 31, 2021, we had R$748.6 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Future cash needs in the short and long term will be funded by our operating cash flow and from funds raised in the debt or equital capital markets.

The following table shows the historical cash flows for the years ended December 31, 2021, 2020 and 2019:

	For the Year Ended December 31,
	2021	2020	2019
	(in R$ millions)
Cash Flow Data
Net cash flows from operating activities	630.9	371.5	299.2
Net cash flows used in investing activities	(1,274.1)	(1,042.8)	(354.1)
Net cash flows from financing activities	364.7	756.4	921.4

Operating Activities

We had net cash flows from operating activities of R$630.9 million in 2021, as compared to R$371.5 million in 2020, mainly due to the maturation of medical seats, an increase in the average ticket of medical programs and consolidation of acquisitions of medical schools and digital services. The main variations in our operating assets and liabilities were: (i) a decrease in the growth of the trade receivables from R$164.3 million as of December 31, 2020 to R$79.7 million as of December 31, 2021, affected by the end of the grace period of tuition renegotiation that occurred in 2020 and (ii) a change in advances from customers from R$(1.9) million as of December 31, 2020 to R$36.0 million as of December 31, 2021, mainly due to the better economic environment in our locations and acquisitions.

Investing Activities

We had net cashflows used in investing activities of R$1,274.0 million in 2021, as compared to net cash flows from investing activities of R$1,042.8 million in 2020. The main variations in our investing activities were: (i) an increase of Intangibles assets from R$47.7 million as of December 31, 2020 to R$150.9 million as of December 31, 2021 related to Garanhuns acquisition, Educational Platform / Software development and (ii) acquisition of subsidiaries, net of cash acquired of R$92.1 million.

Financing Activities

We had net cash flows from financing activities of R$364.7 million in 2021, as compared to R$756.4 million in 2020, mainly due to the outflow of R$213.7 for our Repurchase programs in addition to an inflow reduction of R$184.7 from issuance of loans combined with equity capital markets (ECM) transactions when compared to 2020.

For a discussion of changes in our consolidated cash flows in the year ended December 31, 2020 compared to the year ended December 31, 2019, see our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on April 30, 2021.

Liquidity

Our management has responsibility for monitoring  liquidity risk. In order to achieve the Company’s objective, our management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Our management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

Our total liquidity, which we calculate as the sum of cash and cash equivalents, decreased 28.4%, from R$1,045.0 as of December 31, 2020 to R$748.6 million as of December 31, 2021. In addition to that, we had a positive working capital of R$440.4 million in 2021 from R$816.1 million in 2020 . The main reasons for these changes are disclosed above, on topics "Investing Activities" and "Financing Activities".

Indebtedness

Loans

As of December 31, 2021, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$1,374.8 million, and lease liabilities of R$714.1 million.

On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and was repaid at maturity on July 5, 2021.

On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with BNDES which has an interest rate of 10.03% per year and maturity in 2024. This amount was prepaid in September 2021.

On July 23, 2019, Medcel entered into a loan of R$16.2 million with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6.7 million and R$4.1 million, respectively, were drawn down in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There are no financial covenants under this agreement. The total loan balance is guaranteed by a bank warranty.

On October 28, 2020, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$30.0 million. On June 30, 2021 this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024.

Financial institution	Currency	Interest rate	Maturity	2021	2020
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	510,972	504,365
Banco Votorantim (b)	Brazilian real	CDI + 1.65% p.y.	2021	-	101,785
BNDES (c)	Brazilian real	10.03% p.y.	2024	-	471
FINEP (d)	Brazilian real	TJLP p.y.	2027	10,145	10,864
Softbank (f)	Brazilian real	6.5% p.y.	2026	822,560	-
Banco Itaú Unibanco S.A. (e)	Brazilian real	CDI + 1.75% p.y.	2024	31,199	-
				1,374,876	617,485
Current				128,720	107,162
Non-current				1,246,156	510,323

Financing – Series A Perpetual Convertible Shares

On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150.0 million, equivalent to R$821.8 million, on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A perpetual convertible preferred shares shall have the right to redeem all of the outstanding Series A perpetual convertible preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A perpetual convertible preferred shares for cash at a price set forth in the certificate of designation. The Series A perpetual convertible preferred shares will be entitled to the same voting rights as the common shares only when converted into common shares.

The Company determined that the Series A perpetual convertible preferred shares should be classified as a financial liability at amortized cost upon their issuance since they are redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes. The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13.0 million, including legal counsels and advisors.

For further information on our loans and financing, see note 13.2.1 to the audited consolidated financial statements, included elsewhere in this annual report.

Share Buyback Program

For further information on our share buyback program, see note 17 (e) to the audited consolidated financial statements, included elsewhere in this annual report, Exhibit 2.1, “Description of Securities Registered Under

Section 12 of the Exchange Act - Share Repurchases” and “Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers”.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations, based on contractual undiscounted amounts, as of December 31, 2021:

	Payments Due by Period as of December 31, 2021
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in R$ millions)
Trade payables	59.1	59.1	—	—	—
Loans and financing (1)	1,753.3	217.9	585.7	948.5	1.2
Lease liabilities	1,628.2	103.0	211.9	204.7	1,108.6
Accounts payable to selling shareholders	780.1	246.1	445.1	89.0	—
Notes payable	89.9	15.6	74.3	—	—
Advances from customers	114.6	114.6	—	—	—
Total	4,425.2	756.3	1,317.0	1,242.2	1,109.8

(1)	Loans and financing includes the obligations related to our Series A perpetual convertible preferred shares discussed in note 13.2.1(f) to our audited consolidated financial statements included elsewhere in this annual report.

Future cash needs in the short and long term will be funded by our operating cash flow and from proceeds raised in the debt or equital capital markets.

As of December 31, 2021 we did not have any off-balance sheet arrangements.

Principal Capital Expenditures

We made capital expenditures (consisting of purchase of property and equipment and intangible assets) of R$276.8 million, R$137.6 million and R$121.7 million in 2021, 2020 and 2019, respectively. During these years, our capital expenditures mainly included expenditures related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, the integration of our acquisitions, the implementation of our shared services center, and the development of the project that led to the certification of seven new greenfield medical schools as part of the “Mais Médicos” program.

For 2022, we have budgeted capital expenditures of R$293.5 million, mostly to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements may be adjusted from time to time as they depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, the continued market acceptance of our products, and any impact on our business of the COVID-19 pandemic and measures taken in response. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

C.       Research and Development, Patents and Licenses

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. We are party to 281 agreements, with third-party authors with respect to educational content. We own 157 trademark registrations. As of December 31, 2021, we owned 154 registered domain names in Brazil. We also have 31 pending trademark applications in Brazil as of the date of this annual report and unregistered trademarks that we use to promote our brand.

See “Item 4. Information on the Company—D. Property, plant and equipment—Technology and Intellectual Property.”

D.       Trend Information

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19. The impact on our operations still is highly uncertain and cannot be predicted with confidence. The spread of COVID-19, or actions taken to mitigate this spread, could have material and adverse effects on our ability to operate effectively, including as a result of the complete or partial closure of facilities or labor shortages. The extent of the adverse impact on our operations, including, among others, the regular functioning of our facilities, will depend on the extent and severity of the continued spread of the coronavirus in Brazil. Since March 17, 2020, there has been an interruption of our on-campus activities in light of authorities imposed lockdowns, with a significant portion of our non-practical educational activities being temporarily offered through our online platform (rather than on-site) and the calendar of our practical educational activities being rescheduled to when authorities allow on-campus activities to resume. By the date of issuance of this annual report, all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and we have also successfully resumed all of our practical classes in medicines courses and all of our classroom classes.

For further information “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.       Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as revised).

Board of Directors

Our board of directors is currently composed of 11 members. Each of our director shall hold office for a two (2) year term and are eligible for re-election. Under our Amended and Restated Memorandum and Articles of Association: (i) Bertelsmann, for so long as it holds a number of our Class B common shares in excess of 10% of the total number of outstanding Class B common shares (referred to herein as the “Ownership Threshold”), shall be entitled to appoint, at its sole discretion, up to three (3) of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; (ii) the Esteves Family, for so long as it holds our Class B common shares in excess of the Ownership Threshold, shall be entitled to appoint, at its sole discretion, up to three (3) of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; and (iii) Bertelsmann and the Esteves Family, for so long as they hold our Class B common shares in excess of the Ownership Threshold shall be entitled to jointly appoint, at their sole discretion, up to one (1) director and shall be entitled at any time to remove, substitute or replace their appointed director for any reason in their sole discretion. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Subject to the foregoing, the directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting.

The following table lists the current members of our board of directors:

Name	Age	Position
Nicolau Carvalho Esteves	69	Chairman
Renato Tavares Esteves	34	Director
Sérgio Mendes Botrel Coutinho	43	Director
Kay Krafft	51	Director
Shobhna Mohn	57	Director
Daulins Rêni Emílio	48	Director
Maria Tereza Azevedo	40	Director
Vanessa Claro Lopes	46	Independent Director*
Flávio Dias	45	Independent Director
João Paulo Seibel de Faria	46	Independent Director*
Miguel Filisbino Pereira de Paula	60	Independent Director*

*	Member of our Audit Committee.

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

Renato Tavares Esteves. Renato Tavares Esteves is a member of our board of directors, a position he has held since July 2019. He was a member of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He served as executive officer of the following companies: Instituto de Educação Superior do Vale do Parnaíba S.A., UNIVAÇO—União Educacional do Vale do Aço S.A., IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A., and Instituto de Ensino Superior do Piauí S.A.—IESP. He holds a degree in medicine from Faculdade de Medicina de Barbacena, and a master’s degree in Business Administration and Corporate Finance from FGV.

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

Kay Krafft. Kay Krafft is a member of our board of directors, a position he has held since August 2021. He is the founding CEO of Bertelsmann Education Group. Until 2014, he was Chief Investment Officer of music rights management company BMG, building up the company from a start-up to a major player in the music industry through acquisitions as well as the establishment of an international presence. Before joining BMG’s Executive Board, he served as EVP and global head of M&A at Bertelsmann while implementing major portfolio adjustments during this time. Prior to joining Bertelsmann, Kay Krafft was a partner at professional services firm Deloitte.

Shobhna Mohn. Shobhna Mohn is a member of our board of directors, a position she has held since August 2021. She is Chief Strategy Officer at Bertelsmann Investments. Currently, Shobhna is responsible for the strategic design and execution of Bertelsmann’s global VC investment funds in China, India, Brazil, US/Europe as well as investments in Africa and Southeast Asia. Her focus is on governance, insights, knowledge exchange, identification and steering of long-term strategic holdings. Main target areas of focus are on growth platforms such as e-commerce services, fintech, logistics, education and health. As a member of the Investment Committees that evaluate and approve Bertelsmann’s VC investment targets, she has played a key role in the VC investments of over Euro 1.4 billion since 2006 in more than 380 Investments with a current global portfolio of 270 investments. Shobhna is a member of the Bertelsmann Group Management Committee since 2019. She has been at Bertelsmann since 1996 in various roles including Growth Regions Strategy, Investor Relations, and Venture Capital. She holds Bachelor's (B.A.) and Master's degrees (both M.A. and M.Phil) in Mathematics from the Delhi University in India, and a M.Phil degree in Operations Research/Management Science from Columbia Business School in New York, USA.

Daulins Rêni Emílio. Daulins Rêni Emílio is a member of our board of directors, a position he has held since August 2019. Mr. Emilio is a Managing Director at Bertelsmann Brazil Investments (BBI) and Head of the Bertelsmann Corporate Center in Brazil, a subsidiary of Bertelsmann SE & Co. KGaA, a relevant investor in education in the world. Mr. Emilio joined Bertelsmann in 2012, where he has been responsible for Bertelsmann’s strategy for new businesses in Brazil as well as for finding business opportunities in the Education sector. He is also the Chairman of the Board at Afferolab and a board member at Companhia das Letras and Intervalor. Before working at Bertelsmann, he was a consultant working across multiple industries during his tenures at Boston Consulting Group, McKinsey & Co. and Arthur Andersen. Mr. Emilio holds a bachelor’s degree in Mechanical Engineering from Unicamp, a master’s degree in Economics from USP, and a Ph.D. in Economics from Boston

University. During his Ph.D. at Boston University, his research focused on Economics of Education and Economic Theory.

Maria Tereza Azevedo. Maria Tereza Azevedo is a member of our board of directors, a position she has held since April 2022. She joined Softbank LatAm fund in 2021 as Investment Director leading the Education industry. Prior to joining Softbank, she was an Executive Director at Santander and Director at UBS Investment Bank leading the TMT strategy and LatAm Education and the Technology, Media, and Telecommunications teams, respectively. She has extensive experience in helping LatAm companies access the equity capital markets and holds a master’s degree in Corporate Finance and a bachelor’s degree in Economics Science from IBMEC. Maria Tereza also serves as a board member of Descomplica and UOL EdTech.

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
Flávio Dias. Flávio Dias is an independent member of our board of directors, a position he has held since July 2020. Mr. Dias has 20 years’ experience in the Brazilian retail sector, having been the executive in charge in three of the five top e-commerce companies in Brazil, including Walmart.com, Cnova and Via Varejo. Outside the retail sector, Mr. Dias played a key role in the conception and construction of the first digital bank in Brazil, Banco Original. In recent years, he has become a professional investor and advisor in the tech startups ecosystem. Mr. Dias has been acting as advisor and board member for large corporations in a variety of sectors. Currently, he is the partner of 500 Startups in Brazil, in charge of building and growing the fund operations in the country.

João Paulo Seibel de Faria. João Paulo Seibel de Faria is a member of our board of directors and an independent member of our audit and ethics committee, positions he has held since August 2020. He is currently the CFO of OLX, a position he has held since August 26, 2020. He has more than 25 years of experience in companies like Arthur Andersen S/C, Ericsson Telecomunicações and Microsoft. He spent 18 years at Microsoft in different leadership roles in Latin America and the U.S. in sales, marketing and in finance, including his last role as chief financial officer in Brazil. Since October 2019, he has been working as Latin America chief financial officer for Didi Chuxing (China Giant Mobility Company that owns 99 Tecnologia in Brazil). Mr. Faria holds a bachelor’s degree in business management from FAAP and an Executive MBA from IBMEC Business School (both in São Paulo). Additionally he holds several executive sessions in leadership, strategy and global business environment from Fundação Dom Cabral, INSEAD and Devry.

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

The following table lists our current executive officers.

Name	Age	Position
Virgilio Deloy Capobianco Gibbon	47	Chief Executive Officer
Luis André Carpintero Blanco	48	Chief Financial Officer
Lélio de Souza Junior	48	Vice President of Innovation & Digital Services

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

Lélio de Souza Junior. Lélio de Souza Junior is our Vice President of Innovation & Digital Services, a position he has held since January 2022. Prior to joining us, he served as CEO for Intelie for 5 years, where he had the chance to support the internationalization of the company, the acquisition process by RigNet (later on acquired by Viasat, NASDAQ: VSAT) and to experience a very well succeeded growth history. Prior to that, Lelio served as a Corporate Officer at TOTVS from 2008 – 2016 and also as Senior Manager in Accenture from 2000-2008. Lelio holds a bachelor’s degree in Mechanical Engineering from the Federal University of Minas Gerais (UFMG) and executive programs degrees from University of Wharton, Pennsylvania, USA and Insper, São Paulo, Brazil.

Family Relationships

Nicolau Carvalho Esteves, the chairman of our board of directors, is the father of Renato Tavares Esteves, one of our directors.

Legal Proceedings

In 2016, the federal prosecutors’ office filed a public civil proceeding against Mr. Nicolau Carvalho Esteves, our chairman and one of our controlling shareholders, and certain other individuals, for irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. The prosecution alleges that Mr. Carvalho Esteves and the other individuals did not apply federal funds in compliance with mandatory budgeting rules required by applicable federal statutes. On September 19, 2017, the lower court dismissed the federal prosecutor’s claims on the basis that the alleged improper acts were carried out to allow the public healthcare system in the State of Tocantins to continue to provide basic healthcare services, given there were insufficient public funds allocated for that purpose at the time. The federal prosecutor’s office appealed the lower court’s decision and on October 30, 2018, the federal court of appeals granted the appeal to overturn the lower court’s decision and to nullify the evidentiary phase of the proceedings on the procedural technicality that the State of Tocantins had not been properly notified of its right to file its motion on evidence. On May 3, 2019, Mr. Carvalho Esteves filed an appeal of the federal court of appeals decision with the Supreme Court of Justice In February 2022, a decision was issued, dismissing the motions submited by the Public Prosecutor Office, to date no appeal has been filed by the referred entity. The court suit is classified as remote by the office. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya.

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

The following table sets forth the fixed and variable compensation of our key management personnel for the periods indicated:

	2021	2020	2019
	(in R$ millions)
Short-term employee benefits	11.9	9.6	4.9
Share-based compensation plans	20.3	24.0	13.9
Total compensation	32.2	33.6	18.8

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

The New LTIP and the applicable option agreement to be entered into between us and the beneficiary, or the Option Agreement, governs the issuance of equity incentive awards with respect to our Class A common shares, or the Options. The calculation of the strike price of the Option will be set forth in the applicable Option Agreement, as approved by the board of directors, upon the granting of the Option to the beneficiary. If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her Options under the New LTIP that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her Options under the New LTIP will be canceled. The maximum aggregate number of shares that can be issued to beneficiaries under the New LTIP may not exceed 4% of our share capital at any time. As of December 31, 2021, a total of 3,086,728 options are outstanding under the New LTIP. For further information about vesting periods and strike price, see note 16.b to our audited consolidated financial statements.

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
123

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

People and ESG Committee

Since our initial public offering, we have established a compensation committee. The compensation committee, which consists of Rafael Munerato de Almeida, Renato Tavares Esteves and Miguel Filisbino Pereira de Paula, assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. On January 29, 2021, our board of directors approved the compensation committee charter and included the responsibility for the committee to indicate and recommend for board approval the appointment of our independent directors, directors and executive officer. On May 26, 2021 our board of directors approved the amendment of the internal bylaws of the compensation committee to change its name to People and ESG Committee and also to include strategical sustainability matters and approve reports, adhere to national and/or international protocols, agreements, principles or treaties to be discussed and recommended by the committee. Notwithstanding anything to the contrary established in the audit committee charter, the committee also reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors. On August 25, 2021, the Board of Directors appointed Mr. Kay Krafft as a member of the People and ESG Committee.

Business Expansion Committee

The business expansion committee, which consists of Sérgio Mendes Botrel Coutinho, Renato Esteves and Daulins Rêni Emílio, assists our board of directors to evaluate potential acquisition opportunities and new business opportunities, and makes recommendations to our board of directors as to whether we should pursue them. On January 29, 2021, our board of directors approved the business expansion committee charter. On August 25, 2021 the Board of Directors appointed Mr. Daulins Rêni Emílio as leader member of the business expansion committee.

D.       Employees

As of December 31, 2021, we had 8,079 employees, 6.7% of which were based in our offices in Nova Lima and 93.3% of which were based in other cities elsewhere in Brazil. We also engage temporary employees and consultants as needed to support our operations.

As of December 31, 2021, we had 281 medical content creators, who are responsible for developing our learning materials (including media, podcasts, quizzes, classes, among others), including 212 physician professors.

The table below breaks down our full-time personnel by function as of December 31, 2021:

Function	Number of Employees	% of Total
Management	65	0.8%
Shared Services Center and IT, Sales and Marketing	557	6.9%
Faculties	2,986	37.0%
General and Administrative	4,471	55.3%
Total	8,079	100.0%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares, our Class B common shares, and our Series A perpetual convertible preferred shares as of April 22, 2022:

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

	Shares Beneficially Owned						% of Total Voting Power(1)
	Common Shares				Preferred Shares
	Class A		Class B		Series A
Shareholders	Shares	%	Shares	%	Shares	%	%
5% Shareholders party to our shareholders’ agreements
Bertelsmann SE & Co. KGaA (2)	—	—	29,074,134	63.5%	—	—	57.9%
Nicolau Carvalho Esteves (3)	—	—	—	—	—	—	—
Rosângela de Oliveira Tavares Esteves	—	—	—	—	—	—	—
NRE Capital Ventures Limited	—	—	16,707,489	36.5%	—	—	33.2%
Renato Tavares Esteves (4)	2,545,844	5.7%	—	—	—	—	0.5%
Vanessa Tavares Esteves (5)	2,479,440	5.6%	—	—	—	—	0.5%
Lílian Tavares Esteves de Carvalho (6)	2,533,911	5.7%	—	—	—	—	0.5%
Other 5% Shareholders
Ameriprise Financial, Inc. (7)	2,758,086	6.2%	—	—	—	—	0.5%
Jackson Square Partners, LLC (8)	1,897,676	4.3%	—	—	—	—	0.4%
AustralianSuper Pty Ltd (9)	1,758,697	4.0%	—	—	—	—	0.3%
Ronald Baron (10)	4,542,496	10.2%	—	—	—	—	0.9%
SoftBank Group Corp. (11)	2,433,323	5.5%	—	—	150,000	100%	0.5%
Other Executive Officers and Directors (12)
Kay Krafft (13)	—	—	—	—	—	—	—
Shobhna Mohn (14)	—	—	—	—	—	—	—
Flávio Dias	—	—	—	—	—	—	—
João Paulo Seibel de Faria	—	—	—	—	—	—	—
Miguel Filisbino Pereira de Paula	—	—	—	—	—	—	—
Sérgio Mendes Botrel Coutinho	—	—	—	—	—	—	—
Daulins Reni Emilio	—	—	—	—	—	—	—
Maria Tereza Azevedo	—	—	—	—	—	—	—
Vanessa Claro Lopes	—	—	—	—	—	—	—
Rafael Munerato de Almeida	—	—	—	—	—	—	—
Lélio de Souza Junior	—	—	—	—	—	—	—
Luis André Carpintero Blanco	39,170	0.1%	—	—	—	—	—
Virgílio Deloy Capobianco Gibbon	694,731	1.3%	—	—	—	—	0.1%

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” The terms of our Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares voting as a separate class for us to take the following decisions, among others described in the certificate of designations: (1) amend our organizational documents in a manner that would have an adverse effect on the Series A perpetual convertible preferred shares; and issue securities that are senior to, or equal in priority with, the Series A perpetual convertible preferred shares; except as provided in the the certificate of designations, our Series A perpetual convertible preferred shares otherwise are not entitled to vote.
(2)	Based on a statement by Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH (collectively, “Bertelsmann”) on Schedule 13D filed on April 18, 2022, the date of the last available Schedule 13D filed by such person with the SEC. Such person’s business address is at Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.
(3)	Mr. Nicolau Carvalho Esteves is a member of our board of directors.
(4)	Based on a statement by Renato Tavares Esteves on Schedule 13G filed on February 14, 2022, the date of the last available Schedule 13G filed by such person with the SEC. Renato Tavares Esteves is a member of our board of directors.
(5)	Based on a statement by Vanessa Tavares Esteves on Schedule 13G filed on February 14, 2022, the date of the last available Schedule 13G filed by such person with the SEC.
(6)	Based on a statement by Lilian Tavares Esteves de Carvalho on Schedule 13G filed on February 14, 2022, the date of the last available Schedule 13G filed by such person with the SEC.
(7)	Based on a statement on Schedule 13G filed on February 14, 2022 by Ameriprise Financial, Inc., the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at 145 Ameriprise Financial Center, Minneapolis, MN 55474.
126

(8)	Based on a statement on Schedule 13G filed on February 11, 2022 by Jackson Square Partners, LLC, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at One Letterman Drive, Building A, Suite A3-200, San Francisco, CA 94129.
(9)	Based on a statement on Schedule 13G filed on January 25, 2022 by AustralianSuper Pty Ltd, the date of the last available Schedule 13G filed by such person with the SEC. Such person’s business address is at Level 33, 50 Lonsdale Street, Melbourne, Victoria, 3000, Australia.
(10)	Based on a statement on Schedule 13G filed on April 7, 2022, by BAMCO, Inc., Baron Capital Group, Inc., Baron Capital Management, Inc., and Ronald Baron, the date of the last available Schedule 13G by such persons with the SEC. Such persons’ business address is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(11)	Based on a statement on Schedule 13G filed on May 13, 2021 by SoftBank Group Corp. the date of the last available Schedule 13G by such person with the SEC. Such person’s business address is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.
(12)	Disclosure regarding the equity interest held by Messrs. Nicolau Carvalho Esteves and Renato Tavares Esteves, both members of our board of directors, in us, is above.
(13)	Mr. Kay Krafft, a member of our board of directors, is the founding CEO of Bertelsmann Education Group. Mr. Krafft disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(14)	Ms. Shobhna Mohn, a member of our board of directors, is the Chief Strategy Officer at Bertelsmann Investments. Ms. Mohn disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of her pecuniary interest therein.

The holders of our Class A common shares and Class B common shares have identical rights, except that the Esteves Family and Bertelsmann as holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share, (ii) have certain conversion rights and (iii) are entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Preemptive or Similar Rights” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Conversion.” Each Class B common share is convertible into one Class A common share.

We are not aware of any other shareholder that beneficially owns more than 5% of our common shares nor of any arrangements the operation of which may at a subsequent date result in a change of control of the company.

Shareholders’ Agreement

On July 7, 2019, Crescera and the Esteves Family entered into a shareholders’ agreement, or the Original Shareholders’ Agreement. The Original Shareholders’ Agreement specifies that Crescera may not transfer its shares in the Company, in whole or in part, without first offering them to Bertelsmann SE& Co. KGaA, or Bertelsmann, which will have the option to acquire such shares. If Crescera and Bertelsmann are unable to agree the sale and purchase of the offered shares within five business days of being notified of Crescera’s proposal, Crescera can sell the shares to a third party within specified time limits. Further, the Esteves Family is bound by a non-compete obligation preventing it from directly or indirectly carrying on a competing business that is in direct competition with us, subject to certain limited exceptions.

On June 7, 2021, in connection with the acquisition by Bertelsmann of all Afya shares held by Crescera as of such date pursuant to a share purchase agreement also entered into on such date, the Original Shareholders’ Agreement was terminated and the Esteves Family and Bertelsmann determined to enter into an amended and restated shareholders’ agreement, or the A&R Shareholders’ Agreement. The A&R Shareholders’ Agreement provides that the parties shall cooperate to ensure that Afya enters into a customary registration rights agreement with the parties. Further, while Bertelsmann holds an interest in Afya, the Esteves Family is bound by a non-compete obligation preventing it from directly or indirectly carrying on a competing business that is in direct competition with us, subject to certain limited exceptions.

B.       Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and certain other rights of certain of the holders of our common shares as described under “—A. Major Shareholders—Shareholders’ Agreement,” the following is a description of each transaction since January 1, 2019 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

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

On September 6, 2018, RVL entered into a lease agreement with ITPAC, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

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

The lease payments in connection with the lease agreements with RVL totaled R$15.3 million and R$11.3 million in the years ended December 31, 2021 and 2020, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3.2 million and R$2.9 million in the years ended December 31, 2021 and 2020, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during 2018. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$4.6 million and R$3.5 million in the years ended December 31, 2021 and 2020, respectively.

UEPC Services Agreement

On February 25, 2019, Medcel entered into a services agreement with UEPC, pursuant to which Medcel agreed to provide certain educational services and content to UEPC, available on Medcel’s online platform. The services agreement is for an amount equal to R$1.3 million, payable by UEPC to Medcel subject to the terms of the services agreement. For the years ended December 31, 2021 and 2020, the revenues in connection with this services agreement totaled R$0.8 million and R$0.1 million, respectively.

See note 8 to our audited consolidated financial statements.

ITPAC Garanhuns Assignment Agreement

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil, in connection with a pending authorization by MEC to operate a medical school, the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. The consummation of the assignment is subject to the approval of the ITPAC Garanhuns medical school authorization by MEC, which must be obtained within 10 years from the execution of the assignment agreement. The purchase price paid by Afya Brazil to Nicolau Carvalho Esteves to the extent MEC’s approval is obtained within the prescribed time period is R$900,000 multiplied by the number of medical school seats authorized by MEC. Once operational, ITPAC Garanhuns is expect to generate 120 new medical school seats. In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular.On November 5, 2021, the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operation of the medical school in Garanhuns in the State of Pernambuco. ITPAC Garanhuns authorization guaranteed 120 medical seats to Afya, totaling a purchase price of R$108 million of which: 50% in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

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

Employment agreements

Virgílio Deloy Capobianco Gibbon, Lélio de Souza Junior and Luis André Carpintero Blanco entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

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

As of December 31, 2021, we had provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$148.3 million, and had made judicial deposits in an aggregate amount of R$18.8 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Civil Matters

As of December 31, 2021, we and our subsidiaries were party to approximately 6,695 civil proceedings, 2,674 of which are collection proceedings, 3,571 of which are judicial proceedings and 450 of which are administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On November 14, 2008, a civil suit was filed by Alessandra Vanessa Leite e Silva and others as plaintiffs against ITPAC Porto Nacional and others, seeking (i) to void IESPEN’s decision to revoke their IESPEN membership and all subsequent decisions taken by IESPEN starting in April 4, 2004, and (ii) the payment of damages for loss of profits. On September 15, 2015, the lower court rendered a judgment in favor of the plaintiffs, granting interlocutory relief. On December 13, 2016, following an interlocutory appeal of the plaintiffs, the lower court froze 5% of ITPAC’s monthly revenues in favor of the plaintiffs, and on January 9, 2017, ITPAC appealed the lower court judgment and filed an interlocutory appeal to suspend the order to freeze 5% of its revenues. On May 24, 2017, an injunction was issued suspending the freeze order. As of the date of this annual report, the appeal against the Lower Court judgment and the interlocutory appeal are pending the decision of the appeals court. As of November 2020, the lower court deferred ITPAC request and excluded ITPAC from the proceeding. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately R$15.3 million, with the likelihood of loss as possible. On May 27, 2021, there was a final non-appealable decision and the claim was considered groundless, with no obligation of payment.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto Nacional and others, alleging (i) that Municipal Law No. 1780/03 in connection with IESPEN’s creation is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto Nacional should be voided; (ii) that ITPAC Porto Nacional acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (iii) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay up corporate capital; and (iv) that ITPAC Porto Nacional should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC filed its defense, which is pending review by the competent lower court. On November 13, 2016, the lower court froze 8% of ITPAC Porto Nacional’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately R$24.1 million, with the likelihood of loss as possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. As of the date of this annual report, the activities of the Garanhuns Greenfield unit are suspended pursuant to a judgment of the 23rd Federal Court of the State of Pernambuco. On February 27, 2020, the Superior Court of Justice confirmed the judgment of the 23rd Federal Court of the State of Pernambuco and the Garanhuns Greenfield unit remains suspended. Afya Brazil is currently in discussions with MEC to obtain the necessary authorizations for the Garanhuns Greenfield unit, and to the extent those authorizations are obtained, this proceeding will be extinguished. In July 2019, ITPAC Araguaina filed an administrative proceeding requesting MEC’s reappraisal of its previous decision that denied the request of transferring the administrative proceeding related to the medical course authorization, filed in 2011, from the state educational system to the federal educational system, pursuant to applicable regulation. On September 2, 2020, MEC published Ordinance no. 722 recognizing the right of ITPAC and determining the review of the regularization request formulated in 2011 by the institution. On November 05, 2021, the instruction authorizing the start of educational activities was published.

On November 30, 2019, a public proceeding was filed by Domingos Borges da Silva against Centro de Ensino São Lucas, other educational institutions and the city hall of Porto Velho, alleging (i) that the defendants were purportedly not granting all the full scholarships to undergraduate students from “Programa de Inclusão Social Universidade Para Todos – Faculdade da Prefeitura”, provided by Municipal Law No. 1,887/10 and modified by Municipal Law No. 2,284/16; (ii) that due to the lack of full scholarships, the Treasury was being jeopardized because the agreement was for tax waive in exchange to the full scholarships for the beneficiary from the referred Program; (iii) therefore, the plaintiff requires to be awarded a preliminary injunction to revoke Municipal Laws Nos. 1,887/10 and 2,284/16 and the suspension of the adhesion contracts to the Program signed by the defendants; and (iv) that the defendants should be liable for alleged material damages and loss of profits. On January 13, 2020, the lower court denied the preliminary injunction. On March 3, 2020, São Lucas was served. The lawsuit was not ruled by the lower court yet. It is important to highlight that Centro de Ensino São Lucas is currently granting scholarships from the Program and, by December 2020, there were 290 scholarships being offered. We estimate the amount of any claim for damages that may be imposed on us as a result of this proceeding to be approximately of R$10.8 million, with the likelihood of loss as probable.

The provisions related to civil proceedings whose likelihood of loss is assessed as probable are R$22.9 million as of December 31, 2021. There are other civil proceedings assessed by management and our legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$56.5 million as of December 31, 2021.

Labor Matters

As of December 31, 2021, we and our subsidiaries were party to approximately 266 labor proceedings, 203 of which are judicial proceedings and 63 of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by us to comply with certain labor laws, including with respect to working hours, the registration of employment agreements, disabled workers’ hiring quotas and the protection of underage workers and apprentices.

The provisions related to labor proceedings whose likelihood of loss is assessed as probable are R$25.5 million as of December 31, 2021. There are other labor proceedings assessed by management and our legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$5.0 million as of December 31, 2021.

Tax and Social Security Matters

As of December 31, 2021, certain of our subsidiaries were party to 71 tax and social security proceedings, 47 of which are judicial proceedings and 24 of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities. The most significant tax claim is in an amount of R$47.4 million, in which Unigranrio is a plaintiff in a tax debit annulment action that seeks to void three tax assessments relating to tax immunities in the collection of ISS taxes. As of the date of this annual report, a decision by the trial court is pending.

ITPAC Porto Nacional is party to one tax foreclosure proceeding filed by the Brazilian federal government on July 12, 2010 for the collection of social security contribution on payroll debts in the total historical amount of R$2.8 million, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. As of the date of this annual report, the amount of this proceeding is approximately R$2.9 million and the proceeding is pending the decision of the lower court.

UniSL is party to tax proceeding filed by city of Porto Velho on July 19, 2017 for having allegedly incurred in insufficient payment of ISS taxes in the total historical amount of R$6.0 million. As of the date of this annual report, the amount of this proceeding is approximately R$12.8 million and the likelihood of loss as possible.

The provisions related to taxes proceedings whose likelihood of loss is assessed as probable are R$99.8 million as of December 31, 2021. There are other Taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$4.4 million as of December 31, 2021.

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

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares—It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment.”

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

In the year ended December 31, 2021, holders of the Series A perpetual convertible preferred shares received dividends in kind with a value in the aggregate of approximately R$22.1 million and in cash amounting to US$4.2 million.

We are a holding company incorporated in the Cayman Islands. We rely on dividends and distributions from our subsidiaries in Brazil for our cash requirements, including funds to pay our operating expenses, service any debt we may incur and pay dividends and other cash distributions to our shareholders. Also, payments of dividends from Afya Brazil to Afya Limited may be made according to cash requirements. Our holding company structure makes us dependent on the operations of our subsidiaries and therefore, any determination to pay dividends in the future will depend on our ability to receive distributions from them. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.”

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

As of the date of this annual report, Afya Brazil and certain of our subsidiaries are required by their respective bylaws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A. (ITPAC Araguaína), ITPAC Porto Nacional—Instituto Tocantinense Presidente Antônio Carlos S.A., IESP—Instituto de Ensino Superior do Piauí S.A., IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., União Educacional do Planalto Central S.A.(UEPC), Instituto Educacional Santo Agostinho S.A. (FASA), Sociedade Universitária Redentor S.A. (UniRedentor), PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (PEBMED), FESAR – Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. (FESAR), Iclinic Desenvolvimento de Software S.A. (Iclinic), Iclinic Participações S.A. (Iclinic Participações), Black River Participações S.A. (Black River), Medicinae Solutions S.A. (Medicinae)—at least 25% of adjusted net profit in each fiscal year; (ii) Medcel Editora e Eventos S.A. (Medcel Editora)—at least 50% of adjusted net profit in each fiscal year; (iii) IESVAP—at least 80% of adjusted net profit in each fiscal year; (iv) UNIVAÇO—at least 90% of adjusted net profit in each fiscal year; (v) Centro de Ciências em Saúde de Itajubá S.A. (CCSI)—at least 2% of net profit in each fiscal year. FADEP, Centro Integrado de Saúde de Teresina Ltda., Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (IPEMED), Instituto Paraense de Educação e Cultura Ltda. (IPEC), ESMC Educação Superior Ltda. (ESMC), Centro Universitário São Lucas Ltda. (UniSL), Centro Superior de Ciências da Saúde S/S Ltda. (FCMPB), Medphone Tecnologia em Saúde Ltda. (Medphone), Medical Harbour Aparaelhos Médico – Hospitalares e Serviços em Tecnologia Ltda. (Medical Harbour) e CliqueFarma Drogarias Online Ltda. (CliqueFarma), are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on March 22, 2019. Afya Brazil did not declare or pay any dividends to its shareholders in 2018 and 2020. On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$38 million to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on Afya Brazil’s net income for the five months ended May 31, 2019. Neither Afya nor the public shareholders of Afya were entitled to receive such dividend, which was paid in September 2019. See note 17 to our audited consolidated financial statements for additional information.

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

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which, at the date of this annual report, comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report we have 44,509,593 Class A common shares, and 45,802,763 Class B common shares, 3,410,475 common shares held in treasury and 150,000 Series A perpetual convertible preferred shares of our authorized share capital issued and outstanding.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Memorandum and Articles of Association currently authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class equity structure was required by the Esteves Family and Crescera, our principal shareholders in the year of 2019, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in Our Articles of Association—Two Classes of Common Shares.”

As of December 31, 2021, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares; and
•	250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

As of December 31, 2021, Afya had a total issued share capital of R$17 thousand, represented by 93,722,831 common shares comprised by 46,265,141 Class A common shares, 45,802,763 Class B common shares, 1,654,927 common shares held in treasury and 150,000 Series A perpetual convertible preferred shares.

Treasury Shares

As of December 31, 2021, Afya had 1,654,927 common shares in treasury.

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

Our Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the then-outstanding Class A common shares and the prior written consent of a Bertelsmann Director and Esteves Family Director as set out below in “—Proceedings of the Board of Directors.”

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

Conversion

The outstanding Class B common shares are convertible at any time as follows: (i) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (ii) upon the election of the holders of all the then issued and outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to holders of Class B common shares, to affiliates, transfers to Bertelsmann SE & Co. KGaA and any of its affiliates, to and between the Esteves Family, Bertelsmann, their family members and their respective children, heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and to partnerships, corporations and other entities exclusively owned or controlled by the Class B shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding. To the extent that Bertelsmann or the Esteves Family cease to be a Class B common shareholder, the rights nominally vested to each shall vest in their permitted transferee within the meaning of our Articles of Association.

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

As a Cayman Islands exempted company, Afya is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Afya has the discretion whether or not to hold an annual general meeting. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

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

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted, provided that such a quorum must also include (i) Bertelsmann for so long as it holds Class B common shares in excess of the Ownership Threshold, and (ii) the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold.

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

Special Matters

Afya may not without the prior written consent of (i) Bertelsmann for so long as it holds Class B common shares and (ii) the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold: change the number of directors; change the structure, function, and/or number of the board of executive officers (which comprises the three senior executive officers that manage the day-to-day business activities of Afya, subject to the overall supervision of the board of directors); amend its Memorandum and Articles of Association; vary the rights attaching to shares; approve any merger or consolidation of Afya with one or more constituent companies (as defined in the Companies Act), the contribution by Afya of any assets to any subsidiary and/or the creation of any joint venture by Afya; approve any business combination; approve the winding-up, liquidation or dissolution of Afya; or take certain actions in respect of its share capital as set out in the Articles of Association; register as an exempted limited duration company; or approve the transfer by way of continuation of Afya to a jurisdiction outside the Cayman Islands.

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
140

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

Share Repurchases

The Companies Act and the Articles of Association permit Afya to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Afya, and subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed. Set forth below is a description of our share repurchase programs.

1st Share Repurchase Program. Our Board of Directors approved a share buyback program on December 23, 2020. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions. We intend to repurchase the shares to execute the stock option program for the executives of the company and expect to utilize our existing funds to fund repurchases made under this program. Our Board of Directors also authorized management to appoint BofA Securities, Inc. as our agent to purchase Securities on its behalf in the open market. It is our intention such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of our common shares under the program. The share buyback program was completed on October 21, 2021, upon the completion of the purchase of the full amount of Class A common shares permitted under the program.

2nd Share Repurchase Program. After the completion of our first share repurchase program on October 21, 2021 that resulted in the purchase of 1,015,844 Class A common shares, our Board of Directors approved a new share repurchase program on October 27, 2021. Under the second share repurchase program, Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. We intend to repurchase the shares to execute the stock option program for the executives of the company and expect to utilize our existing funds to fund repurchases made under this program. The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 promulgated by the SEC under the Exchange Act. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program. The second repurchase program was completed upon the purchase of the full amount of Class A common shares permitted under the second repurchase program.

3rd Share Repurchase Program. After the completion of our second share repurchase program, which resulted in the purchase of 1,383,108 Class A common shares, our Board of Directors has approved a new share repurchase program on January 27, 2022. Under the third repurchase program, Afya may repurchase up to 1,874,457 of its outstanding Class A common shares which represents 4% of its free float, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

The share repurchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. Afya intends to repurchase the shares for use in its stock option program, as consideration in future business combination transactions and for general corporate purposes. Afya expects to utilize its existing funds and future dividends to be received from Afya Brazil to fund repurchases made under this program. Afya’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 promulgated by the SEC under the Exchange Act. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program.

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

Series A perpetual convertible preferred shares rank senior to our common with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of Series A perpetual convertible preferred shares are entitled to a cumulative dividend at the rate of 6.5% per annum, payable quarterly in arrears. Dividends are payable in kind through the issuance of additional Series A perpetual convertible preferred shares, in cash, or in any combination of both, at our discretion. In the year ended December 31, 2021, holders of the Series A perpetual convertible preferred shares received dividends in kind with a value in the aggregate of approximately R$22.1 million and in cash amounting to US$4.2 million. The holders of the Series A perpetual convertible preferred shares are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

Appointment, Disqualification and Removal of Directors

Afya is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. Bertelsmann for so long as it holds Class B common shares may appoint up to three directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Bertelsmann Directors”), and the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to three directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Esteves Family Directors”), in addition for so long as both hold Class B common shares, they may appoint a further director (the “Joint Director”) and are entitled at any time to remove, substitute or replace the Joint Director. The board of directors shall have a chairman that for so long as both Bertelsmann and the Esteves Family hold Class B common shares in excess of the Ownership Threshold, which chairman is appointed in rotation for a term of a year by each of them as prescribed in the Articles of Association, such right to be exercised initially by Bertelsmann. Once neither Bertelsmann nor the Esteves Family hold Class B common shares in excess of the Ownership Threshold, the chairman is elected by the board of directors then in office instead. The directors may elect a vice chairman of the board of directors.

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

For the names of our directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Any vacancies on the board of directors that arise other than in respect of the Bertelsmann and/or Esteves Family director appointments set out above or upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Subject to the foregoing, additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Our board of directors has an audit committee in place. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution, save that each Bertelsmann Director may be removed by Bertelsmann at its discretion and each Esteves Family Director may be removed by the Esteves Family at its discretion.

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

Proceedings of the Board of Directors

The Articles of Association provide that our business is to be managed and conducted by the board of directors, save that Afya may not without (i) the consent of a Bertelsmann Director while there is a Bertelsmann Director and (ii) the consent of an Esteves Family Director while there is an Esteves Family Director: create new classes of shares, issue new shares, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for purchase or receive any class of shares or securities in the capital of Afya; repurchase or redeem any shares; approve the payment of any remuneration to a Director or executive Officer; approve any incentive plan (as set out in the Articles of Association); change our accounting practices except as required by applicable law; execute and/or terminate any shareholders’ agreement, quotaholders’ agreement, or any other agreements related to our interest in any subsidiary; approve our financial statements; effect an initial public offering and/or follow-on offerings of Afya, or hire any investment banks or service providers inherent to the initial public offering; approve the listing and/or the delisting of our securities with any designated stock exchange; change our dividend policy and/or approve any dividend, create and/or use our reserves; approve any budget, as well as any amendment and/or change to such budget; conduct, negotiate, terminate and/or amend any business, agreement, or transaction between Afya and any related party; acquire, sell or encumber any of our permanent assets, in one transaction or in a series of transactions, which value exceeds the equivalent of R$250 thousands; approve any sale or encumbrance, for the benefit of a person of shares issued by any subsidiary, or the admission of any new partner or shareholder in such subsidiaries; create or dissolve any committees of the Directors; carry out any investments outside the scope of the core business of Afya or its controlled persons (as set out in the Articles of Association); incorporate any entity; acquire, sell or encumber the capital stock of entities in which Afya has an interest; appoint or terminate the engagement of any auditor that is not an Authorized Auditor as set out in the Articles of Association; provide any guarantee in respect of any person or related person of any of our shareholders, director and/or officers inter alia; negotiate, amend, renew, change of terminate any lease agreement or enter into any new lease agreement; appoint any executive officer; approve the delegation of any powers by the board of directors; or take actions in connection with the Company’s Anti-Corruption measures.

The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present), provided that such a quorum must include at least one Bertelsmann Director for so long as there is at least one Bertelsmann Director and one Esteves Family Director for so long as there is one Esteves Family Director and business at any meeting shall be decided by a majority of votes, provided such a majority must include at least one Bertelsmann Director for so long as there is at least one Bertelsmann Director and one Esteves Family Director for so long as there is one Esteves Family Director. In the case of an equality of votes, neither the chairman of the board nor the chairman of the meeting shall have a casting vote.

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
145

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

Anti-Takeover Provisions in Our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Afya or management that shareholders may consider favorable. In particular, the capital structure of Afya concentrates ownership of voting rights in the hands of the Esteves Family and Bertelsmann. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Afya to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Afya. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Afya are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since they own of all of the Class B common shares of Afya, the Esteves Family and Bertelsmann currently have the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the Esteves Family and Bertelsmann have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Afya, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Afya has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Afya.

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

For further information on our outstanding Series A perpetual convertible preferred shares, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Financing—Series A Perpetual Convertible Shares” and note 13.2.1(f) to our audited consolidated financial statements included elsewhere in this annual report.

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

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Afya and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies the directors of each company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Afya is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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
153

Taxation of Distributions

The following is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

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

As discussed in “—Cayman Island Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law. However, if any non-U.S. income taxes were withheld from distributions on your Class A common shares, the amount of the withheld tax would be includible in your income as a dividend. Subject to applicable limitations, some of which vary depending upon your circumstances, the non-U.S. withholding tax may be potentially creditable against your U.S. federal income tax liability. Recently issued Treasury regulations impose additional requirements for non-U.S. taxes to be eligible for foreign tax credit, and we cannot assure you that any non-U.S. income taxes would be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the creditability or deductibility of non-U.S. taxes, if any, in your particular circumstances (including any applicable limitations).

Sale or Other Disposition of Class A Common Shares

The following is subject to the discussion in “—Passive Foreign Investment Company Rules” below.

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of a Class A common share will be capital gain or loss, and will be long-term capital gain or loss if you have held the Class A common share for more than one year. The amount of the gain or loss will equal the difference between your tax basis in the Class A common share disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. If any non-U.S. taxes were imposed on gains from dispositions of the Class A common shares, it is expected that those taxes would not be creditable against your U.S. federal income tax liability. You should consult your tax adviser regarding the U.S. federal income tax consequences if any non-U.S. income taxes were imposed on disposition gains.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, certain non-active rents or royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

Based on the composition of our income and assets and the value of our assets, including goodwill, which is based on the price of our Class A common shares, we believe that we were not a PFIC for the taxable year of 2021. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we were a PFIC for any taxable year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), you would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if you held such shares directly, even though you would not receive the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which you held any of our Class A common shares, you could be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over your holding period for the shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that distributions received on your Class A common shares in a taxable year exceeded 125% of the average of the annual distributions on those shares during the preceding three taxable years or your holding period, whichever was shorter, the excess distributions would be subject to taxation in the same manner as gain, described immediately above.

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

If you make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of your Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in your Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). This election cannot be made with respect to any of our subsidiaries because the shares of which are not regularly traded. Accordingly, you may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding your mark-to-market election for the Class A common shares.

We do not intend to provide information necessary for you to make a qualifying electing fund election which would result in alternative treatment.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If you own Class A common shares during any year in which we are a PFIC, you generally must file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with your federal income tax return for that year. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS.

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

I.       Subsidiary Information

See note 2.2 to our audited consolidated financial statements for a description of the Company’s subsidiaries.

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

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, restricted cash, loans and financing and derivatives and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

				Increase / decrease in basis points
	Balance as of December 31, 2021	Index – % per year	Base rate	+75	-75	+150	-150
	(amounts in R$ thousands, unless otherwise stated)
Cash equivalents	636,847	100.38% CDI	58,440	4,776	(4,776)	9,553	(9,553)
Loans and financing	(510,972)	CDI + 1,62%	(55,032)	(3,832)	3,832	(7,665)	7,665
Loans and financing	(31,199)	CDI + 1,75%	(3,401)	(234)	234	(468)	468
Loans and financing	(10,145)	TJLP	(617)	(76)	76	(152)	152
Accounts payable to selling shareholders	(612,121)	CDI	(56,009)	(4,591)	4,591	(9,182)	9,182
Accounts payable to selling shareholders	(41,581)	IPCA + 4,1%	(1,708)	(312)	312	(624)	624
Notes payable	(72,726)	IPCA	(531)	(545)	545	(1,091)	1,091

For further information, see note 13.4.1 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23.2 million as of December 31, 2021. See note 13.4.1 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents as of December 31, 2021.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and from our financing activities, including cash and cash equivalents and restricted cash. We manage customer credit risk based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. Credit risk from balances with banks and financial institutions is managed by our treasury department in accordance with our policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

Our maximum exposure to credit risk for the components of the statements of financial position as of December 31, 2021 and 2020 is the carrying amounts of our financial assets. For more information, see note 13.4.2 to our audited consolidated financial statements.

Liquidity Risk

Our management is responsible for monitoring liquidity risk. To this end, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first-tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities. The main requirements for financial resources used by us arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

For more information, see “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.”

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material modifications to instruments

Not applicable.

B.       Material modifications to rights

Not applicable.

C.       Withdrawal or substitution of assets

Not applicable.

D.       Change in trustees or paying agents

Not applicable.

E.       Use of proceeds

On July 19, 2019, our registration Statement on Form F-1 (File No 333-232309), as amended, was declared effective by the SEC for our initial public offering of our Class A common shares, pursuant to which we sold a total of 15,805,841 Class A common shares, par value $0.00005 per share, at a public offering price of US$19.00 per share. BofA Securities, Inc., Goldman Sachs & Co. LLC, and UBS Securities LLC, Itau BBA USA Securities, Inc. acted as the representatives of the underwriters in our initial public offering. We received approximately US$242.7 million of net proceeds from our initial public offering (i.e., after deducting underwriting discounts, commissions and offering expenses).

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

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that all material information required to be filed in this annual report has been made known to them in a timely fashion.

Our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and are effective to provide reasonable assurance that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s evaluation of internal control over financial reporting excluded the internal control activities of ICLINIC, which was acquired in January 2021, MEDICINAE, acquired in March 2021, MEDICAL HARBOUR and CLIQUE FARMA, acquired in April 2021, SHOSP, acquired in May 2021, UNIFIPMOC, acquired in June 2021, UNIGRANRIO, acquired in August 2021 and RXPRO, acquired in October 2021 as discussed in note 5 to our audited consolidated financial statements. We have included the financial results of these in the consolidated financial statements from the date of acquisition. Such entities represented approximately 7% and 2% of total equity and net assets, respectively, as of December 31, 2021 and 13% and 17% of net revenue and net income, respectively, for the year then ended.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2021, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

In 2021, we conducted the remediation of the material weakness in the ITGC environment to be completed, which was accomplished through several actions, such as: review of all IT General Controls to address the issues related to the material weaknesses, standardization of logins, implement the Segregation of Duties matrix (SOD), improvements in all accesses granting and recertification processes, realized a complete review of our ERP access profiles based on the RBAC methodology (Role-based access control) and last but not least, we have further strengthened our IT technical team and the IT Governance.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2021, which did not include an evaluation of the internal control over financial reporting of ICLINIC, UNIFIPMOC, UNIGRANRIO, RXPRO, MEDICAL HARBOUR, CLIQUE FARMA, SHOSP and MEDICINAE, has been audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2021. Their attestation report on internal controls over financial reporting is included herein.

D.       Changes in Internal Control Over Financial Reporting

We have mapped new controls to the PEBMED revenue process (all evaluated as effective), increase our IT technical team and the IT Governance Team, review all IT General Controls to address the issues related to the material weaknesses (remediated as described in ITEM B), we have implemented new system GESPLAN to improve our Financial Operations Management, Cash Flow and Leasing Management (IFRS 16).

In 2021, we conducted the remediation of the material weakness in the ITGC environment to be completed, which was accomplished through several actions, such as: review of all IT General Controls to address the issues related to the material weaknesses, standardization of logins, implement the Segregation of Duties matrix (SOD), improvements in all accesses granting and recertification processes, realized a complete review of our ERP access profiles based on the RBAC methodology (Role-based access control) and last but not least, we have further strengthened our IT technical team and the IT Governance.

With the exception of the changes listed above, there were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2021 that materially affected or are reasonably likely to materially affect our internal control over financial reports.

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

ITEM 16B. CODE OF ETHICS

Our activities are subject to a code of ethics, which is applicable to all our members and entities, including our directors, officers, managers, teachers and other staff (including interns). Our code of ethics is also applicable to relevant third parties involved in our activities, such as suppliers, consultants and other service providers. Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our members and entities. It regulates our interactions with our suppliers, students, clients, competitor suppliers and governmental entities and agents. Our code of ethics also sets forth fundamental rules of conduct related to the safeguarding of our financial books and records, conflict of interest situations, the protection of our confidential information and assets and our compliance with applicable laws and relevant information on whistleblowing procedures. The Code of Ethics is included as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at https://ir.afya.com.br/corporate-governance/governance-overview.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S.S., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	(in R$ millions)
Audit fees (1)	6.3	5.3
Audit-related fees (2)	—	2.7
Tax fees	0.2	—
All other fees	—	—
Total fees	6.5	8.0

(1)	Audit fees include fees for the audit of our annual consolidated financial statements; audit of the effectiveness of internal control over financial reporting, audit of statutory financial statements of subsidiaries; review of our interim financial statements, and audit of financial statements of acquired businesses.
(2)	Audit-related fees include fees for the preparation and issuance of comfort letters in connection with our equity offerings.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Auditores Independentes S.S., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the audit committee prior to the completion of the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares for the year ended December 31, 2021:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2021	155,025	R$ 125.15	155,025	155,025
February 1 to February 28, 2021	116,005	R$ 124.80	116,005	116,005
March 1 to March 31, 2021	250,087	R$ 123.45	250,087	250,087
April 1 to April 30, 2021	0	R$ 0.00	0	0
May 1 to May 31, 2021	0	R$ 0.00	0	0
June 1 to June 30, 2021	0	R$ 0.00	0	0
July 1 to July 31, 2021	0	R$ 0.00	0	0
August 1 to August 31, 2021	10,000	R$ 119.36	10,000	10,000
September 1 to September 30, 2021	289,385	R$ 112.66	289,385	289,385
October 1 to October 31, 2021	228,379	R$ 106.14	228,379	228,379
November 1 to November 30, 2021	231,972	R$ 84.87	231,972	231,972
December 1 to December 31, 2021	861,198	R$ 82.70	861,198	861,198
Total	2,142,051	R$ 90.34	2,142,051	2,142,051

(1) For more information on our second share repurchase program and our third share repurchase program, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Share Repurchases.”

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
163

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Afya (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
1.2*	Amended and Restated Memorandum and Articles of Association of Afya adopted on July 23, 2021, effective as of August 5, 2021.
1.3	Certificate of Designations of Series A Perpetual Convertible Preferred Shares of Afya dated May 3, 2021 (incorporated herein by reference to Exhibit 99.2 of the Registrant’s Report on Form 6-K filed with the SEC on May 3, 2021).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1 †	English translation of Purchase Agreement dated as of January 11, 2018, among Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Participações S.A. and BR Health Participações S.A. (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.2 †	English translation of Purchase Agreement dated as of November 27, 2018, among NRE Participações S.A., JC JOINT Fundo de Investimento em Participações Multiestratégia, Breno Miranda Trabulo Pinheiro Correia and Cristina Maria Miranda de Sousa (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.3 †	English translation of Purchase Agreement dated as of December 5, 2018, among NRE Participações S.A., João Carlos Ribeiro Pedroso, Leoni Margarida Bertolin, José Carlos Januário, Ricardo Pedroso, Daiane Pedroso Canto and RD Administração e Participação Ltda (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.4 †	English translation of Investment and Purchase Agreement dated as of March 29, 2019, among Afya Participações S.A. (formerly NRE Participações S.A.), BR Health Participações S.A. and Guardaya Empreendimentos e Participações S.A. (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.5	English translation of Bank Note (Cédula de Crédito Bancário) issued by Afya Participações S.A. on September 23, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021).
8.1*	List of Subsidiaries.
11.01	English translation of the Code of Ethics of Afya (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on June 24, 2019, File No. 333-232309).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
165

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1*	Consent of Ernst & Young Auditores Independentes S.S.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.

† Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

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

Date: April 29, 2022

167

Index to Financial Statements

Audited Consolidated Statements—Afya Limited

Afya Limited

Consolidated financial statements

as of December 31, 2021 and 2020 and

for the years ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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
As described in Note 5 of the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of several entities during the year ended December 31, 2021 for a total aggregated purchase consideration of R$ 1,234,460 thousand. Such transactions were accounted for as business combinations, in accordance with the requirements of IFRS 3 Business Combinations, and the Company estimated the fair value of net assets acquired for each one of those acquisitions, including acquired intangible assets.

Auditing the Company's accounting for such acquisitions was complex and involved significant auditor judgement due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets of R$861,031 thousand, which principally consisted of licenses, customer relationships, trademark and developed technology. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired businesses. The Company used valuation techniques to measure licenses, customer relationships, trademark and developed technology. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, projected profit margins and royalty rates. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
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

March 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on Internal Control over Financial Reporting

We have audited Afya Limited’s (“the Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).  In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A. (“iClinic”), Medicinae Solutions S.A. (“Medicinae”), Medical Harbour Aparelhos Médico-Hospitalares e Serviços em Tecnologia Ltda (“Medical Harbour”), Cliquefarma Drogarias Online Ltda (“Cliquefarma”), Shosp Tecnologia da Informação Ltda. (“Shosp”), Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”), Companhia Nilza Cordeiro Herdy de Educação e Cultura, Instituto de Ensino Superior de Palhoça S/S Ltda., Sociedade Educacional de Palhoça S/S Ltda., and Policlinica Policlínica e Centro de Estética Duque de Caxias Ltda (“Unigranrio”) and RX PRO Soluções de Tecnologia Ltda. and RX PRO LOG Transporte e Logistica Ltda. (“RX PRO”), which are included in the 2021 consolidated financial statements of the Company and constituted 7% and 2% of total and net assets, respectively, as of December 31, 2021 and 13% and 17% of net revenue and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of iClinic., Medicinae, Medical Haurbour”, CliquePharma, Shosp, UnifipMoc, Unigranrio and RX PRO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Belo Horizonte, Brazil

March 31, 2022

Afya Limited

Consolidated statements of financial position

As of December 31, 2021 and 2020

(In thousands of Brazilian reais)

	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	6	748,562	1,045,042
Trade receivables	7	378,351	302,317
Inventories		11,827	7,509
Recoverable taxes		25,579	21,019
Other assets	9	42,533	29,614
Total current assets		1,206,852	1,405,501

Non-current assets
Restricted cash		-	2,053
Trade receivables	7	27,442	7,627
Other assets	9	180,306	74,037
Investment in associate	10	48,477	51,410
Property and equipment	11	419,808	260,381
Right-of-use assets	13.2.2	663,686	419,074
Intangible assets	12	3,900,835	2,573,010
Total non-current assets		5,240,554	3,387,592

Total assets		6,447,406	4,793,093

Liabilities
Current liabilities
Trade payables		59,098	35,743
Loans and financing	13.2.1	128,720	107,162
Lease liabilities	13.2.2	24,955	61,976
Accounts payable to selling shareholders	13.2.3	239,849	188,420
Notes payable	13.2.4	14,478	10,503
Advances from customers		114,585	63,839
Labor and social obligations		131,294	77,855
Taxes payable		26,715	32,976
Income taxes payable		11,649	4,574
Other liabilities		15,163	6,331
Total current liabilities		766,506	589,379

Non-current liabilities
Loans and financing	13.2.1	1,246,156	510,323
Lease liabilities	13.2.2	689,130	385,727
Accounts payable to selling shareholders	13.2.3	439,977	329,820
Notes payable	13.2.4	58,248	65,678
Taxes payable		96,598	21,425
Provision for legal proceedings	23	148,287	53,139
Other liabilities		2,486	3,822
Total non-current liabilities		2,680,882	1,369,934
Total liabilities		3,447,388	1,959,313

Equity
Share capital	17	17	17
Additional paid-in capital		2,375,344	2,323,488
Share-based compensation reserve		94,101	50,724
Treasury stock		(152,630)	-
Retained earnings		631,317	407,991
Equity attributable to equity holders of the parent		2,948,149	2,782,220
Non-controlling interests		51,869	51,560
Total equity		3,000,018	2,833,780

Total liabilities and equity		6,447,406	4,793,093

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

	Notes	2021	2020	2019

Net revenue	19	1,719,371	1,201,191	750,630
Cost of services	20	(652,300)	(434,654)	(308,853)
Gross profit		1,067,071	766,537	441,777

General and administrative expenses	20	(622,615)	(402,855)	(239,120)
Other (expenses) income, net		(3,561)	(347)	2,594

Operating income		440,895	363,335	205,251

Finance income	21	64,566	62,290	51,689
Finance expenses	21	(243,796)	(98,269)	(72,365)
Finance result		(179,230)	(35,979)	(20,676)

Share of income of associate	10	11,797	7,698	2,362

Income before income taxes		273,462	335,054	186,937

Income taxes expenses	22	(31,179)	(27,067)	(14,175)

Net income		242,283	307,987	172,762

Other comprehensive income		-	-	-
Total comprehensive income		242,283	307,987	172,762

Income attributable to
Equity holders of the parent		223,326	292,075	153,916
Non-controlling interests		18,957	15,912	18,846
		242,283	307,987	172,762
Basic earnings per share
Per common share	18	2.39	3.15	2.03
Diluted earnings per share
Per common share	18	2.37	3.12	2.02

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balances at January 1, 2019	315,000	125,014	-	2,161	7,223	52,584	-	501,982	88,372	590,354

Net income	-	-	-	-	-	-	153,916	153,916	18,846	172,762
Total comprehensive income	-	-	-	-	-	-	153,916	153,916	18,846	172,762
Capital increase with cash	150,000	-	-	-	-	-	-	150,000	-	150,000
Capital increase from shares contribution of shareholders	48,768	36,358	-	-	-	-	-	85,126	(44,774)	40,352
Capital increase from the corporate reorganization	122,062	137,051	-	-	-	-	-	259,113	-	259,113
Share-based compensation	1	17,627	-	18,114	-	-	-	35,742	-	35,742
Allocation to additional paid-in capital	-	33,001	-	-	-	(33,001)	-	-	-	-
Dividends declared	-	-	-	-	-	-	(38,000)	(38,000)	(13,812)	(51,812)
Dividends cancelled	-	-	-	-	-	4,107	-	4,107	-	4,107
Corporate reorganization	(635,830)	668,904	-	(2,161)	(7,223)	(23,690)	-	-	-	-
Issuance of common shares in initial public offering	16	992,762	-	-	-	-	-	992,778	-	992,778
Shares issuance cost	-	(79,670)	-	-	-	-	-	(79,670)	-	(79,670)
Balances at December 31, 2019	17	1,931,047	-	18,114	-	-	115,916	2,065,094	48,632	2,113,726

Net income	-	-	-	-	-	-	292,075	292,075	15,912	307,987
Total comprehensive income	-	-	-	-	-	-	292,075	292,075	15,912	307,987
Capital increase from shares contribution of shareholders	-	17,531	-	-	-	-	-	17,531	-	17,531
Issuance of common shares in follow-on public offering	-	389,170	-	-	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	-	-	(19,704)	-	(19,704)
Dividends declared	-	-	-	-	-	-	-	-	(12,984)	(12,984)
Shared-based compensation	-	5,444	-	32,610	-	-	-	38,054	-	38,054
Balances at December 31, 2020	17	2,323,488	-	50,724	-	-	407,991	2,782,220	51,560	2,833,780

Net income	-	-	-	-	-	-	223,326	223,326	18,957	242,283
Total comprehensive income	-	-	-	-	-	-	223,326	223,326	18,957	242,283
Capital increase	-	74,500	-	-	-	-	-	74,500	-	74,500
Treasury shares	-	-	(213,722)	-	-	-	-	(213,722)	-	(213,722)
Treasury shares transferred from exercise of options	-	(21,861)	55,197	-	-	-	-	33,336	-	33,336
Treasury shares transferred from shares contribution on business combination	-	(783)	5,895	-	-	-	-	5,112	-	5,112
Share-based compensation	-	-	-	43,377	-	-	-	43,377	-	43,377
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	-	(18,648)	(18,648)
Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	-	-	631,317	2,948,149	51,869	3,000,018

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais)

	2021	2020	2019
Operating activities
Income before income taxes	273,462	335,054	186,937
Adjustments to reconcile income before income taxes
Depreciation and amortization	154,220	108,744	73,152
Disposals of property and equipment	1,604	-	78
Disposals of intangible	2,374	-	-
Allowance for doubtful accounts	47,819	32,081	15,040
Share-based compensation expense	43,377	32,610	18,114
Net foreign exchange differences	17,973	4,613	(13,321)
Net loss (gain) on derivatives	-	(20,739)	1,780
Accrued interest	108,437	25,543	24,002
Accrued lease interest	67,212	44,458	31,469
Share of income of associate	(11,797)	(7,698)	(2,362)
Provision for legal proceedings	10,664	5,354	(2,568)
Changes in assets and liabilities
Trade receivables	(79,665)	(164,286)	(35,556)
Inventories	(3,720)	(3,110)	(236)
Recoverable taxes	(2,327)	(13,709)	(3,940)
Other assets	(19,425)	(23,902)	(7,403)
Trade payables	14,479	4,475	3,029
Taxes payables	(14,902)	(552)	4,940
Advances from customers	36,009	(1,951)	19,324
Labor and social obligations	23,449	11,125	6,124
Other liabilities	(2,693)	22,771	(10,881)
	666,550	390,881	307,722
Income taxes paid	(35,683)	(19,374)	(8,506)
Net cash flows from operating activities	630,867	371,507	299,216

Investing activities
Acquisition of property and equipment	(125,869)	(89,832)	(56,964)
Dividends received	11,770	-	-
Acquisition of intangibles assets	(150,931)	(47,753)	(64,745)
Restricted cash	8,103	14,788	7,530
Payments of notes payable	(11,068)	(5,974)	-
Acquisition of subsidiaries, net of cash acquired	(1,006,057)	(913,991)	(241,568)
Loans to related parties	-	-	1,598
Net cash flows used in investing activities	(1,274,052)	(1,042,762)	(354,149)

Financing activities
Issuance of loans and financing	809,539	605,041	7,383
Payments of loans and financing	(158,076)	(155,090)	(75,093)
Payments of lease liabilities	(87,751)	(55,455)	(39,779)
Treasury shares	(213,722)	-	-
Capital increase	-	5,444	167,628
Dividends paid to non-controlling interests	(18,648)	(12,984)	(51,812)
Proceeds from shares public offering	-	389,170	992,778
Share-based compensation plan receipts	33,336	-	-
Share issuance costs	-	(19,704)	(79,670)
Net cash flows from (used in) financing activities	364,678	756,422	921,435
Net foreign exchange differences	(17,973)	16,666	14,447
Net increase in cash and cash equivalents	(296,480)	101,833	880,949
Cash and cash equivalents at the beginning of the year	1,045,042	943,209	62,260
Cash and cash equivalents at the end of the year	748,562	1,045,042	943,209

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country and by services that comprises the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content. The Company also offers services to empower the physicians in their daily routine providing supporting clinic decisions thought mobile app subscription and deliver practice management tools through a SaaS model.

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

Afya Limited transferred US$ 251,800 thousand (or R$ 961,438) of the net proceeds from the Cayman Islands to bank accounts in Brazil. These deposits were invested on first-line financial institutions in Brazil and denominated in Brazilian reais.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common share and gross proceeds of US$ 83,048 thousand (R$ 358,286). The Company received net proceeds of US$ 78,846 thousand (R$ 339,648), after deducting US$ 4,202 thousand (R$ 18,638) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of US$ 6,615 thousand (R$ 30,884). The net proceeds from the additional shares were US$ 6,387 thousand (R$ 29,819), after deducting U$ 228 thousand (R$ 1,066) in underwriting discounts and commissions.

Afya transferred US$ 68,060 thousand (R$ 294,312) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and denominated in Brazilian reais.

Acquisitions in 2021

(i) On January 21, 2021, Afya Brazil acquired iClinic (comprised by iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A.). iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. See Note 5.

(ii) On March 25, 2021, Afya Brazil acquired Medicinae Solutions S.A. (“Medicinae”), through the acquisition of 100% of its shares. Medicinae is a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. See Note 5.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(iii) On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour Aparelhos Médicos Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”). Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. See Note 5.

(iv) On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma Drogarias Online Ltda. (“Cliquefarma”), a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. See Note 5.

(v) On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp Tecnologia da Informação Ltda. (“Shosp”), which provides a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. See Note 5.

(vi) On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”), which provides a post-secondary education institution with government authorization to offer on-campus, undergraduate degrees programs in medicine and health, as well as other courses,in the states of Minas Gerais and Bahia. See Note 5.

(vii) On August 4, 2021, Afya Brazil acquired 100% of the total share capital of (“Unigranrio”), comprised of (i) Companhia Nilza Cordeiro Herdy de Educação e Cultura; (ii) Instituto de Ensino Superior de Palhoça S/S Ltda.; (iii) Sociedade Educacional de Palhoça S/S Ltda.; and (iv) Policlínica e Centro de Estética Duque de Caxias Ltda. Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Rio de Janeiro and Santa Catarina. See Note 5.

(viii) On October 1, 2021, Afya Brazil acquired 100% of the total share capital of (“RX PRO”), comprised of (i) RX PRO Soluções de Tecnologia Ltda. and (ii) RX PRO LOG Transporte e Logistica Ltda.. RX PRO consists of a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. See Note 5.

(ix) On November 05, 2021 Secretary of Regulation and Supervision of Higher Education of the Ministry of Education ("MEC") authorized the operation of 120 medical school seats in Garanhuns, for which our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth-year students, which represents the largest portion of our practical curriculum.

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. As long as it has not been declared constitutional, we started to invoice our students without these discounts and, from March 2021, with the discount granted during 2020.

Additionally, we are also face individual and collective legal proceedings all across the country. On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by majority of the votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. The decisions were made in connection to the suits “Arguições de Descumprimento de Preceito Fundamental – ADPF”, numbers 706 e 713, distributed by ANUP (Associação Nacional das Universidades Particulares) e CRUB (Conselho de Reitores das Universidades Brasileiras), respectively. Therefore, the Company shall not apply linear discounts in any active monthly tuition fees that are related to the effects to the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions are given by Brazilian courts.

The total mandatory discounts granted due to COVID-19, net of discounts that have been recovered from previous period, totaled R$ 33,081 during 2021 and R$ 24,800 was related to FCMPB (R$ 6,545 for the year ended December 31, 2020).

As of the date of these financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these financial statements.

By the date of issuance of these financial statements all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its practical classes in medicines courses and all of its classroom classes.

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

These consolidated financial statements as of and for the year ended December 31, 2021 were authorized for issue by the Board of Directors on March 31, 2022.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	December 31, 2021	December 31, 2020
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)*	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)*	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”) *	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)*	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)*	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”) *	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”) *	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”) *	Medical Care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”) *	Basic Education	Palhoça - SC	Subsidiary	100%	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”) *	Undergraduate degree programs	Palhoça - SC	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 5 for further details of the business combinations during 2021.

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

2.3 Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented.

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

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

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

The Company’s financial liabilities include trade payables, loans and financing, notes payable, lease liabilities, advances from costumers and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes, when applicable, derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities held for trading are recognized in the statement of income.

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

e) Cash and cash equivalents

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

f) Restricted cash

Restricted cash in the statement of financial position comprise of financial investments in investment funds that serve as collateral for loan agreements and other commitments.

g) Inventories

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

h) Property and equipment

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

i) Leases

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

j) Intangible assets

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

k) Impairment of non-financial assets

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

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company has defined each of its operating subsidiaries as a CGU, except for “Practice Management Tools & Electronic Prescription” and “Clinical Decision Software” where the subsidiaries were combined as one CGU following the business strategic pillars and “Moc” where we have 2 different educational institution operating in the same municipality (Montes Claros).

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

l) Investments

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

m) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

n) Provisions

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

o) Dividends payable

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

p) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

q) Share-based payments

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

r) Revenue from contracts with customers

Tuition fees and other revenue

The Company's revenue consists primarily of tuition fees charged for medical courses. The Company also generates revenue from tuition fees for other undergraduate courses, student fees, certain education-related activities, digital education content and subscription of digital services.

Revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue from tuitions and digital education content are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Printed books, e-books, healthcare payments, online platforms and marketing for pharmaceutical industry revenues are transferred at point in time

Revenue from sale of printed books, e-books, healthcare payments, online platforms and marketing for pharmaceutical industry are recognized at the point in time when control of the asset or services is transferred to the customer, generally on delivery of the goods at the customer’s location and permission to access the digital content. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the printed books and e-books, the Company considers the effects of variable consideration, financing component, noncash consideration, and consideration payable to the customer to be not significant.

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

s) Taxes

The Company’s subsidiaries joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

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

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

Certain amendments apply for the first time in 2021, but do not have an impact on these financial statements of the Company.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

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

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•          Capital management – Note 15

•          Financial instruments risk management objectives and policies – Note 13.4

•          Sensitivity analyses disclosures – Note 13.4.1

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions when they occur.

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

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. As disclosed in Note 16 (b) the Company had stock plans that were fully exercised on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil and Guardaya plans, respectively. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16 (b).

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

During 2021, in connection with the recent acquisitions of digital and technology companies, the Company revised its operating segments. As result, the Company has three operating segments as opposed to the previously reported Business Unit 1 (educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs) and Business Unit 2 (residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform). The three reportable segments are as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Due to changes in operating segments, the segment information for the years ended December 31, 2020 and 2019 have been restated. Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

The following tables presents assets and liabilities information for the Company’s operating segments as of December 31, 2021 and 2020:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Total assets	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current assets	1,048,869	42,737	117,726	1,209,332	(2,480)	1,206,852
Non-current assets	5,023,266	62,892	154,396	5,240,554	-	5,240,554

Total liabilities and equity	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current liabilities	645,657	32,300	91,029	768,986	(2,480)	766,506
Non-current liabilities	2,551,175	47,705	82,002	2,680,882	-	2,680,882
Equity	2,875,303	25,624	99,091	3,000,018	-	3,000,018

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Other disclosures
Investments in associate	48,477	-	-	48,477	-	48,477
Capital expenditures (*)	220,202	25,682	56,095	301,979	-	301,979

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Total assets	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current assets	1,280,342	40,119	85,155	1,405,616	(115)	1,405,501
Non-current assets	3,261,646	28,181	97,765	3,387,592	-	3,387,592

Total liabilities and equity	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current liabilities	522,523	14,491	52,480	589,494	(115)	589,379
Non-current liabilities	1,261,894	40,763	67,277	1,369,934	-	1,369,934
Equity	2,757,571	13,046	63,163	2,833,780	-	2,833,780

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
Other disclosures
As of December 31, 2020
Investments in associate	51,410	-	-	51,410	-	51,410
Capital expenditures (*)	83,256	12,638	13,587	109,481	-	109,481

(*)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the years ended December 31, 2021 and 2020:

	December 31, 2021
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,498,408	72,983	147,980	1,719,371	-	1,719,371
Inter-segment	-	-	3,978	3,978	(3,978)	-
Net revenue	1,498,408	72,983	151,958	1,723,349	(3,978)	1,719,371
Cost of services	(554,995)	(50,773)	(50,510)	(656,278)	3,978	(652,300)
Gross profit	943,413	22,210	101,448	1,067,071	-	1,067,071
General and administrative expenses	-	-	-	-	-	(622,615)
Other income, net	-	-	-	-	-	(3,561)
Operating income	-	-	-	-	-	440,895
Finance income	-	-	-	-	-	64,566
Finance expenses	-	-	-	-	-	(243,796)
Share of income of associate	-	-	-	-	-	11,797
Income before income taxes	-	-	-	-	-	273,462
Income taxes expenses	-	-	-	-	-	(31,179)
Net income	-	-	-	-	-	242,283

	December 31, 2020
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,002,461	107,197	91,533	1,201,191	-	1,201,191
Inter-segment	-	-	1,619	1,619	(1,619)	-
Net revenue	1,002,461	107,197	93,152	1,202,810	(1,619)	1,201,191
Cost of services	(381,964)	(40,000)	(14,309)	(436,273)	1,619	(434,654)
Gross profit	620,497	67,197	78,843	766,537	-	766,537
General and administrative expenses	-	-	-	-	-	(402,855)
Other expenses, net	-	-	-	-	-	(347)
Operating income	-	-	-	-	-	363,335
Finance income	-	-	-	-	-	62,290
Finance expenses	-	-	-	-	-	(98,269)
Share of income of associate	-	-	-	-	-	7,698
Income before income taxes	-	-	-	-	-	335,054
Income taxes expenses	-	-	-	-	-	(27,067)
Net income	-	-	-	-	-	307,987

	December 31, 2019
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	653,760	64,870	32,000	750,630	-	750,630
Inter-segment	-	-	3,880	3,880	(3,880)	-
Net revenue	653,760	64,870	35,880	754,510	(3,880)	750,630
Cost of services	(279,066)	(29,261)	(4,406)	(312,733)	3,880	(308,853)
Gross profit	374,694	35,609	31,474	441,777	-	441,777
General and administrative expenses	-	-	-	-	-	(239,120)
Other expenses, net	-	-	-	-	-	2,594
Operating income	-	-	-	-	-	205,251
Finance income	-	-	-	-	-	51,689
Finance expenses	-	-	-	-	-	(72,365)
Share of income of associate	-	-	-	-	-	2,362
Income before income taxes	-	-	-	-	-	186,937
Income taxes expenses	-	-	-	-	-	(14,175)
Net income	-	-	-	-	-	172,762

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Seasonality of operations

Undergrad ´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company do not have significant fluctuations during the semester.

Digital Services are comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients period. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Business combinations

5.1 Acquisitions in 2021

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

Assets	iClinic	Medicinae	Medical Harbour	Cliquefarma	Shosp	Unifipmoc	Unigranrio	RXPRO
Cash and cash and equivalents	1,659	201	47	1,009	397	6,140	34,755	91
Restrict cash	6,050	-	-	-	-	-	-	-
Trade receivables	1,201	-	159	501	-	34,309	26,622	1,211
Inventories	-	-	-	-	-	-	352	246
Recoverable taxes	72	15	-	-	1	1,295	738	112
Other assets	20	-	2	-	-	702	12,159	366
Right-of-use assets	88	-	-	-	-	52,079	87,265	82
Property and equipment	473	17	34	-	5	24,277	40,775	42
Indemnification assets	1,252	-	-	-	-	7,331	71,669	-
Intangible assets	84,987	4,518	7,359	14,991	4,856	227,534	510,356	6,330
	95,802	4,751	7,601	16,501	5,259	353,667	784,691	8,480
Liabilities
Trade payables	619	-	6	8	1	985	6,197	1,060
Loans and financing	-	-	299	580	-	30,179	5,533	-
Labor and social obligations	1,414	159	4	102	89	5,306	22,854	62
Taxes and contributions payable	77	4	1	307	123	758	94,025	100
Provision for legal proceedings	1,252	-	-	-	-	7,331	71,669	-
Leases liabilities	88	-	-	-	-	52,079	87,265	82
Advances from customers	400	-	35	3	167	10,745	3,387	-
Other liabilities	-	-	-	-	-	5,739	4,878	-
	3,850	163	345	1,000	380	113,122	295,808	1,304
Total identifiable net assets at fair value	91,952	4,588	7,256	15,501	4,879	240,545	488,883	7,176

Preliminary goodwill arising on acquisition	99,168	4,584	4,022	6,588	3,022	87,777	130,073	38,446
Purchase consideration transferred	191,120	9,172	11,278	22,089	7,901	328,322	618,956	45,622
Cash paid	119,620	5,600	5,000	16,166	5,855	328,322	375,670	30,263
Contingent consideration	-	3,572	6,278	2,923	1,592	(*)-	(**)-	10,171
Consideration to be transferred	-	-	-	-	454	-	243,286	76
Paid in shares	71,500	-	-	3,000	-	-	-	5,112
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	856	117	144	336	188	177	10,990	264
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	117,961	5,399	4,953	15,157	5,458	322,182	340,915	30,172
Net of cash flow on acquisition	118,817	5,516	5,097	15,493	5,646	322,359	351,905	30,436
*	There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$ 50,000.
**	There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200.

(a) Acquisition of iClinic

On January 21, 2021, Afya Brazil acquired 100% of the share capital of iClinic (comprised by iClinic Participações, iClinic Desenvolvimento and Black River). The aggregate purchase price of R$191,120 is comprised of: (i) 62.6% was paid in cash, and (ii) 37.4% was settled with Afya's shares on the transaction closing date.

iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. iClinic empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. With the acquisition of iClinic to our platform, Afya will make another step to become the one stop shop for physicians in Brazil.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of iClinic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$856 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

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

From the date of acquisition, iClinic has contributed R$ 16,456 of net revenue and R$ 8,250 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 1,158 and income before income taxes would have been decreased by R$ 1,320.

(b) Acquisition of Medicinae

On March 25, 2021, Afya Brazil acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price of R$9,172 is comprised by: i) R$ 5,600 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,572 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Medicinae relieves a number of challenges in the healthcare payments industry, as reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience. Afya’s intention is to grow the Digital Services segment.

The acquisition of Medicinae was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$117 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

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

From the date of acquisition, Medicinae has contributed R$ 359 of net revenue and R$ 1,518 of loss before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 105 and income before income taxes would have been decreased by R$ 113.

(c) Acquisition of Medical Harbour

On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour, which offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price of R$11,278 is comprised by: i) R$ 5,000 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up to R$ 9,000 is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,278 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

This acquisition enables Afya to start providing a high quality solution to study the human body, allowing efficient classes and remote practical sessions with greater student acceptance and scalability. Additionally, Afya will be able to distribute Medical Harbour solutions to all of its ecosystem, creating B2C and B2B growth opportunities.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of Medical Harbour was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$144 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Medical Harbour and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

From the date of acquisition, Medical Harbour has contributed R$ 484 of net revenue and R$ 1,945 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 268 and income before income taxes would have been increased by R$ 127.

(d) Acquisition of Cliquefarma

On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. The aggregate purchase price of R$ 22,089 is comprised by: (i) R$ 16,166 paid in cash; (ii) R$3,000 settled with Afya's shares on the transaction closing date; and (iii) an earn-out (“contingent consideration”) of R$ 3,000 is payable in relation to product development. The contingent consideration of R$2,923 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Users of Cliquefarma can easily search for medications or healthcare products and compare prices from over 15,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their advertisements, a cost-per-acquisition, where drugstores pay for each concluded sale.

The acquisition of Cliquefarma will enhance the Digital Services segment, creating the opportunity to leverage traffic and GMV with prescriptions generated from Afya’s physician ecosystem.

The acquisition of Cliquefarma was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$336 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Cliquefarma and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

From the date of acquisition, Cliquefarma has contributed R$ 3,268 of net revenue and R$ 1,752 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 1,435 and income before income taxes would have been increased by R$ 926.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(e) Acquisition of Shosp

On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$7,901 is comprised by: i) R$ 5,855 was paid in cash; ii) R$ 454 of consideration to be transferred; and iii) an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$1,592 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

The acquisition of Shosp was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$188 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Shosp and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

From the date of acquisition, Shosp has contributed R$ 1,376 of net revenue and R$ 448 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 306 and income before income taxes would have been decreased by R$ 82.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(f) Acquisition of UNIFIPMoc

On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”). The aggregate purchase price is R$ 328,322 and the total amount was paid in cash. There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$ 50,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

UNIFIPMoc is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The acquisition is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition of UNIFIPMoc was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$177 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UnifipMoc and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs, market value, remaining useful life and physical depreciation.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, UNIFIPMoc has contributed R$ 69,887 of net revenue and R$ 19,458 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 46,150 and income before income taxes would have been increased by R$ 12,847.

(g) Acquisition of UNIGRAN

On August 4, 2021, Afya Brazil acquired 100% of the total share capital of Companhia Nilza Cordeiro Herdy de Educação e Cultura, Instituto de Ensino Superior de Palhoça S/S Ltda., Sociedade Educacional de Palhoça S/S Ltda., and Policlínica e Centro de Estética Duque de Caxias Ltda. (combined denominated “Unigranrio”). The aggregate original purchase price of R$ 626,116 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate, was adjusted by R$7,160, because of the actual net debt, to R$618,956. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro and Santa Catarina

The acquisition of Unigranrio was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$10,990 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Unigranrio and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs, market value, remaining useful life and physical depreciation.

From the date of acquisition, Unigranrio has contributed R$ 123,369 of net revenue and R$ 33,450 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 150,456 and income before income taxes would have been increased by R$ 22,191.

(h) Acquisition of RXPRO

On October 1, 2021, Afya Brazil acquired 100% of RX PRO, comprised of (i) RX PRO Soluções de Tecnologia Ltda. and (ii) RX PRO LOG Transporte e Logistica Ltda..Soluções de Tenologia Ltda. RX PRO consists of a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$45,622 is comprised by: i) R$ 30,263 was paid in cash; ii) R$ 76 to be paid as price adjustment, iii) R$5,112 settled with Afya's treasury shares on the transaction closing date; and (iv) an earn-out (“contingent consideration”) of R$ 21,000 is payable in relation to revenue achievements. The contingent consideration of R$10,171 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

The acquisition of RXPRO was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$264 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of RXPRO and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

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

From the date of acquisition, RXPRO has contributed R$ 907 of net revenue and R$ 984 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 3,155 and income before income taxes would have been decreased by R$ 325.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5.2 Acquisitions in 2020

The fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	UniRedentor*	UniSL**	PEBMED	FESAR	MedPhone	FCMPB
Assets
Cash and cash and equivalents	11,796	3,245	1,119	4,236	60	100
Trade receivables	4,800	21,567	7,984	-	-	8,148
Inventories	-	467	-	-	-	-
Recoverable taxes	3	822	-	-	-	-
Other assets	2,486	7,251	161	42	9	123
Indemnification assets	710	12,645	12,350	6,871	-	-
Right-of-use assets	10,265	42,062	865	-	-	23,663
Property and equipment	4,207	19,144	391	23,176	-	962
Intangible assets	142,399	314,097	60,372	167,106	3,727	264,782
	176,666	421,300	83,242	201,431	3,796	297,778
Liabilities
Trade payables	746	3,554	9,024	143	-	173
Loans and financing	16,187	58,541	-	1,087	-	-
Lease liabilities	10,265	42,062	865	-	-	23,663
Labor and social obligations	4,471	8,070	1,786	1,801	-	3,832
Taxes payable	850	5,779	1,210	29	2	5
Provision for legal proceedings	710	12,645	12,350	6,871	-	-
Advances from customers	10,994	6,084	9,312	759	-	1,781
Notes payable	-	80,526	-	-	-	-
Other liabilities	-	14,754	-	-	228	-
	44,223	232,015	34,547	10,690	230	29,454
Total identifiable net assets at fair value	132,443	189,285	48,695	190,741	3,566	268,324
Goodwill arising on acquisition	77,662	4,420	84,175	71,664	2,843	110,483
Purchase consideration transferred	210,105	193,705	132,870	262,405	6,409	378,807
Cash paid	114,607	141,065	115,339	260,836	6,373	189,913
Payable in installments	95,498	52,640	-	1,569	36	188,894
Paid in Afya Brazil’s shares	-	-	17,531	-	-	-
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	1,380	1,666	613	2,047	158	721
Cash paid, net of cash acquired with the subsidiary (included in cash flows from investing activities)	102,811	137,820	114,220	256,600	6,313	189,813
Net of cash flow on acquisition	104,191	139,486	114,833	258,647	6,471	190,534

*	During the measurement period, the goodwill for the acquisition of UniRedentor was adjusted to R$77,662 as a result of an increase of intangible assets to R$142,399 and a purchase price consideration adjustment of R$ 4,503.

**	During the measurement period, the goodwill for the acquisition of UniSL was adjusted to R$4,420 as a result of (i) a purchase consideration decrease of R$7,816 and (ii) adjustments increasing intangible assets to R$ 314,097 and a decrease in property and equipment of R$7.

(a) Acquisition of UniRedentor

On January 31, 2020, Afya Brazil acquired 100% of the share capital of UniRedentor. The original purchase price of R$214,608, was adjusted by R$4,503 and was comprised by: i) R$114,607 paid in cash on the acquisition date; and ii) R$100,000 is payable in five equal installments from January 2021 to July 2024, adjusted by the CDI rate. The purchase consideration adjustment of R$4,503 was deducted from the first installment due in January 2021.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

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

UniRedentor contributed R$ 96,065 of net revenue and R$ 30,952 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 5,931 and income before income taxes for 2020 would have been increased by R$ 321.

(b) Acquisition of UniSL

On May 5, 2020, Afya Brazil acquired 100% of the total share capital of UniSL. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine and health, as well as other courses, in the State of Rondônia. The original purchase consideration of R$201,521 was adjusted by R$7,816, of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The purchase consideration adjustment of R$7,816 was deducted from the first installment due in May 2021.

The acquisition contributed with 182 medical school seats. There are 100 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate.

Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

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

UniSL contributed R$ 113,894 of net revenue and R$ 30,649 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 57,477 and income before income taxes for 2020 would have been increased by R$ 9,455.

(c) Acquisition of PEBMED

On July 20, 2020, Afya Brazil acquired 100% of the share capital of PEBMED. The original purchase price of R$ 132,900 was adjusted by R$ 30 and was comprised by: i) R$115,339 paid in cash on the acquisition date; and ii) R$ 17,531 was paid with Afya Brazil’s shares which were afterwards contributed to the Company in exchange of issuance of 141,976 of its own shares.

PEBMED offers content and clinical tools for healthcare professionals, including web portals and mobile apps. With the integration of PEBMED into our platform, Afya will continue to expand offerings for the medical professionals.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

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

PEBMED contributed R$ 17,535 of net revenue and R$ 3,413 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 17,452 and income before income taxes for 2020 would have been increased by R$ 1,813.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

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

FESAR contributed R$ 6,280 of net revenue and R$ 3,751 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 29,113 and income before income taxes for 2020 would have been increased by R$ 14,918.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

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

Medphone contributed R$ 49 of net revenue and R$ 57 of loss before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 142 and income before income taxes for 2020 would have been increased by R$ 46.

(f) Acquisition of FCMPB

On November 9, 2020, Afya Brazil acquired 100% of the share capital of FCMPB. The total net purchase price of R$379,913 was adjusted to R$378,807 and is comprised of (i) R$189,913 paid in cash on the transaction closing date, and (ii) R$188,894 is payable in cash in four equal installments through 2024, adjusted by the CDI rate.

FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in the State of Paraíba and medical course represents 99% of its 2019’s net revenue. The acquisition contributed with 157 medical school seats

The acquisition of FCMPB was accounted for under IFRS 3 – Business Combinations.

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

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

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

FCMPB contributed R$ 10,509 of net revenue and R$ 3,570 of income before income taxes to the Company in 2020. FCMPB was constituted through a spin-off recently in August, 2020 and there is no information before this period to be presented.

6	Cash and cash equivalents

	2021	2020

Cash and bank deposits	88,487	57,729
Cash equivalents	660,075	987,313
	748,562	1,045,042

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of December 31, 2021, the average interest on these investments are equivalent to 100.38% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2020: 90.95%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$23,228 as of December 31, 2021 (December 31, 2020: R$70,523).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

7	Trade receivables

	2021	2020

Tuition fees	279,915	195,318
Educational content (a)	69,227	62,931
FIES	61,342	49,425
Educational credits	5,375	11,248
Mobile app subscription (b)	20,946	13,526
Others	14,001	10,476
	450,806	342,924
(-) Allowance for doubtful accounts	(45,013)	(32,980)
	405,793	309,944
Current	378,351	302,317
Non-current	27,442	7,627

(a)	Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.
(b)	Related to trade receivables from mobile applications subscriptions for digital medical content.

As of December 31, 2021 and 2020, the aging of trade receivables was as follows:

	2021	2020

Neither past due nor impaired	184,382	145,076
Past due
1 to 30 days	68,932	44,365
31 to 90 days	69,299	57,198
91 to 180 days	55,764	51,521
More than 180 days	72,429	44,764
	450,806	342,924

The changes in the allowance for doubtful accounts for the years ended December 31, 2021, 2020 and 2019, was as follows:

	2021	2020	2019

Balances at the beginning of the period	(32,980)	(14,763)	(7,537)
Additions	(47,819)	(32,081)	(15,040)
Write-offs	35,786	13,864	7,814
Balances at the end of the period	(45,013)	(32,980)	(14,763)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	2021	2020

Assets
Trade receivables (a)	692	174
Related parties (b)	-	421
	692	595
Current	692	174
Non-current	-	421

Liabilities
Accounts payable to selling shareholders (c)	54,556	-
	54,556	-
Current	27,278	-
Non-current	27,278	-

	2021	2020	2019

Other income
UEPC (a)	752	104	557
	752	104	557
Lease
RVL Esteves Gestão Imobiliária S.A.	15,336	11,288	10,417
UNIVAÇO Patrimonial Ltda.	3,210	2,915	2,816
IESVAP Patrimonial Ltda.	4,560	3,470	2,609
	23,106	17,673	15,842

(a)	Refers to sales of educational content from Medcel to UEPC.
(b)	Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services recorded in other assets. This amount was paid in December 2021.
(c)	Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. 50% of the transaction is due in two equal annual installments, adjusted by the CDI rate.

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

On September 6, 2018, RVL entered into a lease agreement with ITPAC, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

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

On August 02, 2021, RVL entered into a lease agreement with ITPAC, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) after June 2022 and until December 2028, 6.5% of the monthly net revenue of ITPAC Garanhuns assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement; and (iii) after 2029 the monthly amount should be adjust by inflation rate (IPCA). The lease agreement is for a term of 20 years.

The lease payments in connection with the lease agreements with RVL totaled R$15,336 and R$11,288 in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2019, the lease payments in connection with the lease agreements with RVL totaled R$10,417.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3,210 and R$2,915 in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2019, the lease payments in connection with this lease agreement totaled R$2,816.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during 2018. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$4,560 and R$3,470 in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2019, the lease payments in connection with this lease agreement totaled R$2,609.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2021	2020	2019
Short-term employee benefits	11,933	9,629	4,947
Share-based compensation plan	20,251	23,989	13,893
	32,184	33,618	18,840

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 16 (b).

9	Other assets

As of December 31, 2021 the Company has R$222,839 (R$ 103,651 in December 31, 2020) accounted for as Others assets as follow:

	December 31, 2021	December 31, 2020

Indemnification assets (a)	135,355	53,499
Judicial deposits	18,825	1,451
Prepaid expenses	10,110	2,291
Other FIES receivables	21,450	10,411
Other assets	37,099	35,999
Total	222,839	103,651

Current	42,533	29,614
Non-current	180,306	74,037

(a)	Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Investment in associate

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

	December 31, 2021	December 31, 2020

Current assets	33,976	55,413
Non-current assets	109,805	82,575
Current liabilities	(35,049)	(34,531)
Non-current liabilities	(91,086)	(76,132)
Equity	17,646	27,325
Company’s share in equity – 30%	5,294	8,227
Goodwill	43,183	43,183
Carrying amount of the investment	48,477	51,410

	December 31, 2021	December 31, 2020	December 31, 2019
Net revenue	127,618	113,965	85,816
Cost of services	(57,935)	(55,926)	(39,459)
General and administrative expenses	(24,025)	(27,341)	(29,476)
Finance result	(4,585)	(4,882)	(4,121)
Income before income taxes	41,073	25,816	12,760
Income taxes expenses	(1,748)	(252)	(2,275)
Net income for the period	39,325	25,564	10,485
Company’s share of income for the period	11,797	7,698	2,362

	December 31, 2021	December 31, 2020	December 31, 2019

Opening balance	51,410	45,634	-
Acquisition of minority interest (15%) in March 2019	-	-	24,458
Acquisition of additional interest (15%) in June 2019	-	-	24,457
Dividends received	(11,770)	(1,922)	(5,643)
Dividends receivable (included in Other assets)	(2,960)	-	-
Share of income	11,797	7,698	2,362
Closing balance	48,477	51,410	45,634

The Company tests at least annually the recoverability of the carrying amount of goodwill and there was no impairment for this goodwill.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total

As of January 1, 2019	-	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	-	9,838	4,235	422	6,976	4,241	1,205	34	4,488	25,525	56,964
Transfers	-	-	-	-	-	(525)	-	-	-	-	(525)
Business combinations	-	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of December 31, 2019	-	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303
Additions	-	13,806	672	-	4,550	9,657	1,012	-	54,748	5,387	89,832
Business combinations	6,771	8,973	5,724	508	3,061	2,493	2,473	-	12,787	5,090	47,880
Transfer	19,148	1,395	-	-	82	367	-	(1,049)	23,559	(43,502)	-
As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	-	122,005	3,706	314,015
Additions	1,384	10,268	5,451	111	21,075	19,511	3,392	-	4,720	59,957	125,869
Business combinations	-	12,810	-	346	16,684	10,138	5,142	-	17,425	3,078	65,623
Disposals *	62	(14,213)	-	(205)	2,862	(4,985)	(86)	-	(550)	(417)	(17,532)
Transfer	25,068	3	-	-	82	9	-	-	9,376	(34,538)	-
As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	-	152,976	31,786	487,975

Depreciation
As of January 1, 2019	-	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	-	(4,097)	-	-	(1,629)	(2,495)	(1,648)	(359)	(1,317)	-	(11,545)
Disposals	-	-	-	-	-	447	-	-	-	-	447
As of December 31, 2019	-	(13,793)	-	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	-	(36,983)
Depreciation	-	(5,065)	-	(112)	(2,199)	(4,314)	(2,154)	(78)	(2,729)	-	(16,651)
Transfer	-	(464)	-	-	-	-	-	464	-	-	-
As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	-	(4,384)	-	(53,634)
Depreciation	(1,673)	(7,215)	-	(196)	(5,601)	(7,529)	(3,416)	-	(4,831)	-	(30,461)
Disposals *	-	10,146	-	147	1,194	3,458	633	-	350	-	15,928
As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	-	(8,865)	-	(68,167)

Net book value
As of December 31, 2021	50,760	60,980	18,852	1,247	57,338	38,262	16,472	-	144,111	31,786	419,808
As of December 31, 2020	25,919	49,181	13,401	1,044	21,042	17,660	10,807	-	117,621	3,706	260,381

*	the Company performed physical inventory procedures in some of the subsidiaries for the year ended December 31, 2021 and the final adjustments (R$431 of costs net of depreciation) were recorded as disposals above.

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2021, 2020 and 2019.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Total

Cost
As of January 1, 2019	169,535	445,616	-	63,303	8,288	-	-	577	1,175	688,494
Additions (i) (ii)	4,030	108,000	-	-	1,101	-	-	8,769	875	122,775
Business combinations	285,844	150,156	32,111	62,110	-	17,305	-	2,845	-	550,371
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	-	12,191	2,050	1,361,640
Additions	-	-	-	-	4,175	-	-	15,227	247	19,649
Disposals	-	-	-	-	(460)	-	-	-	-	(460)
Business combinations	351,247	747,498	42,903	158,126	3,117	-	355	484	-	1,303,730
As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	2,684,559
Additions (iii)	-	108,000	-	684	3,044	-	996	39,686	23,700	176,110
Disposals *	-	-	-	-	1,020	-	-	(2,743)	(417)	(2,140)
Business combinations	373,680	606,136	58,355	147,054	1,474	-	33,046	11,599	3,267	1,234,611
As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	4,093,140

Amortization
As of January 1, 2019	-	-	-	(2,945)	(3,080)	-	-	-	-	(6,025)
Amortization	-	-	(1,150)	(34,927)	(1,456)	(4,876)	-	(868)	-	(43,277)
As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	-	(868)	-	(49,302)
Amortization	-	-	(2,352)	(47,960)	(2,180)	(2,816)	(32)	(7,367)	-	(62,707)
Disposals	-	-	-	-	460	-	-	-	-	460
As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	(111,549)
Amortization	-	-	(5,027)	(56,438)	(5,844)	(8,980)	(625)	(3,608)	-	(80,522)
Disposals	-	-	-	-	(599)	-	-	365	-	(234)
As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	(192,305)

Net book value
As of December 31, 2021	1,184,336	2,165,406	124,840	289,007	9,060	633	33,740	64,966	28,847	3,900,835
As of December 31, 2020	810,656	1,451,270	71,512	197,707	9,965	9,613	323	19,667	2,297	2,573,010

*	the Company performed physical inventory procedures in some of the subsidiaries for the year ended December 31, 2021 and the final adjustments (R$103 of costs net of depreciation) were recorded as disposals above.

(i)	The amount of R$4,030 added to goodwill relates to adjustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

(ii)	On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC for the acquisition of 100% of IPEC. IPEC was a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará, that started its operation in September 2019. . Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets Prior to the acquisition date, IPEC had no significant assets and liabilities. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate.

(iii)	On November 05, 2021 Secretary of Regulation and Supervision of Higher Education of the Ministry of Education ("MEC") authorized the operation of 120 medical school seats in Garanhuns, for which our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets. Total purchase price was R$108,000 of which 50% was paid in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

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

The Company performed its annual impairment test on December 31, 2021, 2020 and 2019.

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

There was no impairment for goodwill and licenses with indefinite useful lives as of December 31, 2021, 2020 and 2019.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amount as of December 31, 2021 and 2020 was:

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU

	2021	2020	2021	2020	2021	2020
IPTAN	17,446	17,446	57,214	57,214	140,522	126,397
IESVAP	27,956	27,956	81,366	81,366	112,260	112,898
CCSI	4,664	4,664	56,737	56,737	49,030	48,411
IESP	73,838	73,838	179,693	179,693	346,286	380,410
FADEP	49,661	49,661	70,606	70,606	153,791	160,787
Medcel and CBBW*	139,294	139,294	-	-	235,300	219,359
FASA	58,903	58,903	144,507	144,507	302,330	267,279
IPEMED	87,647	87,647	-	-	126,965	119,227
IPEC	-	-	108,000	108,000	131,360	122,325
UniRedentor	77,662	77,662	121,477	121,477	246,320	253,370
UniSL	4,420	4,420	249,387	249,387	305,044	258,234
FESAR	71,664	71,664	141,616	141,616	279,038	263,914
FCMPB	110,483	110,483	235,018	235,018	401,244	380,682
Practice Management Tools & Electronic Prescription	113,362	-	-	-	227,909	-
Clinical Decision Software	87,018	87,018	-	-	147,592	149,805
Medical Harbour	4,022	-	-	-	9,150	-
Moc	87,777	-	184,597	5,649	356,789	7,230
Unigranrio	130,073	-	421,538	-	630,185	-
RXPRO	38,446	-	-	-	46,788	-

*	CBBW as merged by Medcel on May 1, 2020.

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

Digital content platform users – refer to mobile app subscription, clinical management system, healthcare payments, medical imaging, online courses for digital content users and marketing for pharmaceutical industry.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Capital expenditure – refers to investments to be made on intangible assets related to developments and platform improvements especially on the digital services CGUs.

Discount rates - discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is 12.10% in 2021 (13.00% in 2020).

Significant estimate: impact of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2021, or a decrease of 25 basis points on estimated EBITDA would have not resulted in significant impacts on these financial statements.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets are as follows:

Customer relationships – medicine	6 years
Customer relationships – other courses	4.5 years
Software license	5 years
Education content	3 years
Trademarks	2 - 30 years
Developed technology	5 years

For the years ended December 31, 2021, 2020 and 2019, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

13	Financial assets and financial liabilities

13.1	Financial assets

Financial assets	2021	2020
At amortized cost
Cash and cash equivalents	748,562	1,045,042
Restricted cash	-	2,053
Trade receivables	405,793	309,944
Total	1,154,355	1,357,039
Current	1,126,913	1,347,359
Non-current	27,442	9,680

Financial instruments at amortized cost include trade receivables and cash and cash equivalents.

13.2	Financial liabilities

Financial liabilities	2021	2020
At amortized cost
Trade payables	59,098	35,743
Loans and financing	1,374,876	617,485
Lease liabilities	714,085	447,703
Accounts payable to selling shareholders	679,826	518,240
Notes payable	72,726	76,181
Advances from customers	114,585	63,839
Total	3,015,196	1,759,191
Current	581,685	467,643
Non-current	2,433,511	1,291,548

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2021	2020
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	510,972	504,365
Banco Votorantim (b)	Brazilian real	CDI + 1.65% p.y.	2021	-	101,785
BNDES (c)	Brazilian real	10.03% p.y.	2024	-	471
FINEP (d)	Brazilian real	TJLP p.y.	2027	10,145	10,864
Softbank (f)	Brazilian real	6.5% p.y.	2026	822,560	-
Banco Itaú Unibanco S.A. (e)	Brazilian real	CDI + 1.75% p.y.	2024	31,199	-
				1,374,876	617,485
Current				128,720	107,162
Non-current				1,246,156	510,323

(a)	On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b)	On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and was repaid at maturity on July 5, 2021.

(c)	On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with BNDES which has an interest rate of 10.03% per year and maturity in 2024. This amount was prepaid in September 2021.

(d)	On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank warranty.

(e)	On October 28, 2020, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 30,000. On June 30, 2021 this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024.

(f)	On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$ 821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designation.

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counsels and advisors.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements during the period

	Right-of-use assets	Lease liabilities
As of January 1, 2020	274,275	284,515
Additions	64,743	64,743
Remeasurement	34,161	34,161
Business combinations	76,855	76,855
Depreciation expense	(29,386)	-
Interest expense	-	44,458
Payments of lease liabilities	-	(55,455)
Disposals	(1,574)	(1,574)
As of December 31, 2020	419,074	447,703
Additions	62,689	62,689
Remeasurement	95,962	95,962
Business combinations	139,514	139,514
Depreciation expense	(43,237)	-
Interest expense	-	67,212
Payments of lease liabilities	-	(87,751)
Disposals	(10,316)	(11,244)
As of December 31, 2021	663,686	714,085

As of December 31, 2020
Current	-	61,976
Non-current	419,074	385,727
As of December 31, 2021
Current	-	24,955
Non-current	663,686	689,130

The Company reassessed its current versus non-current segregation methods for the year ended December 31, 2021. The current lease liabilities balances are presented as the amount expected to be amortized from the principal in the next twelve months.

The Company recognized lease expense from short-term leases and low-value assets of R$ 11,229 for the year ended December 31, 2021 (R$ 2,555 and R$ 4,494 for the years ended December 31, 2020 and 2019).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.3	Accounts payable to selling shareholders

	2021	2020

Acquisition of IESP (a)	-	38,771
Acquisition of FASA (b)	41,581	70,356
Acquisition of IPEMED (c)	30,233	38,622
Acquisition of IPEC (d)	-	28,307
Acquisition of UniRedentor (e)	85,506	97,773
Acquisition of UniSãoLucas (f)	42,672	53,386
Acquisition of FCMPB (g)	149,175	189,420
Acquisition of FESAR (h)	-	1,569
Acquisition of MEDPHONE (i)	-	36
Acquisition of Medicinae (j)	3,887	-
Acquisition of Medical Harbour (k)	6,801	-
Acquisition of Cliquefarma (l)	3,050	-
Acquisition of Shosp (m)	2,141	-
Acquisition of Unigranrio (n)	249,979	-
Acquisition of RXPRO (o)	10,245	-
Acquisition of Guaranhuns (p)	54,556	-
	679,826	518,240
Current	239,849	188,420
Non-current	439,977	329,820

	2021	2020	2019

Opening balance	518,240	300,237	177,730
Cash flows	(192,681)	(134,518)	(92,688)
Acquisition of IPEC and Guaranhus	54,000	-	54,000
Interest	31,915	13,884	17,977
Installments on Business combinations	243,816	343,140	144,538
Contingent consideration on Business combinations	24,536	-	-
Compensation of legal proceedings disbursement	-	(4,503)	(1,320)
Closing balance	679,826	518,240	300,237

(a)	On November 27, 2018, Afya Brazil acquired 80% of IESP and R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The remaining installment was paid in November 2021.

(b)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April, 2021, and R$ 29,770 is payable in April 2022; each installment adjusted by the IPCA rate + 4.1% per year.

(c)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(d)	On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(e)	On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(f)	On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

(g)	On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(h)	On November 3, 2020, Afya Brazil acquired 100% of FESAR paid in cash and R$1,569 of price adjustment was paid on February 25, 2021.

(i)	On November 4, 2020, Afya Brazil acquired 100% of MedPhone paid in cash and R$36 of price adjustment was paid on February 2, 2021.

(j)	On March 25, 2021, Afya Brazil acquired 100% of Medicinae and an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,887 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(k)	On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out (“contingent consideration”) of R$ 9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,801 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(l)	On April 16, 2021, Afya Brazil acquired 100% of Cliquefarma and an earn-out (“contingent consideration”) of R$ 3,000, adjusted by the CDI rate, is payable in relation to product development. The contingent consideration of R$3,050 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(m)	On May 13, 2021, Afya Brazil acquired 100% of Shosp and R$ 454 will be paid, and an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$ 2,141 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(n)	On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price is R$ 618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

(o)	On October 01, 2021, Afya Brazil acquired 100% of RXPRO and an earn-out (“contingent consideration”) of up to R$ 21,000 is payable in relation to revenue achievements until 2024. The contingent consideration of R$ 10,245 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(p)	On November 05, 2021, Afya Brazil concluded the acquisition of 100% of ITPAC Garanhuns and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of December 31, 2021, the notes payable of R$72,726, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the years ended December 31, 2021 and 2020:

Notes payable

As of January 1, 2020	-
Business combinations	80,526
Payments	(5,974)
Monetary indexation	1,629
As of December 31, 2020	76,181

As of January 1, 2021	76,181
Payments	(11,068)
Monetary indexation	7,613
As of December 31, 2021	72,726

As of December 31, 2020
Current liabilities	10,503
Non-current liabilities	65,678

As of December 31, 2021
Current liabilities	14,478
Non-current liabilities	58,248

13.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2021		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	-	-	2,053	2,053
Trade receivables (non-current)	27,442	27,442	7,627	7,627
Total	27,442	27,442	9,680	9,680

Financial liabilities
Loans and financing	1,374,876	1,387,136	617,485	637,723
Lease liabilities	714,085	714,085	447,703	447,703
Accounts payable to selling shareholders	679,826	679,826	518,240	518,240
Notes payable	72,726	72,726	76,181	76,181
Total	2,841,513	2,853,773	1,659,609	1,679,847

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at December 31, 2021 was assessed to be insignificant.

13.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

13.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of December 31, 2021.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	Balance as of December, 31, 2021	Index – % per year	Base rate	+75	-75	+150	-150
Cash equivalents	636,847	100.38% CDI	58,440	4,776	(4,776)	9,553	(9,553)
Loans and financing	(510,972)	CDI + 1,62%	(55,032)	(3,832)	3,832	(7,665)	7,665
Loans and financing	(31,199)	CDI + 1,75%	(3,401)	(234)	234	(468)	468
Loans and financing	(10,145)	TJLP	(617)	(76)	76	(152)	152
Accounts payable to selling shareholders	(612,121)	CDI	(56,009)	(4,591)	4,591	(9,182)	9,182
Accounts payable to selling shareholders	(41,581)	IPCA + 4,1%	(1,708)	(312)	312	(624)	624
Notes payable	(72,726)	IPCA	(531)	(545)	545	(1,091)	1,091

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23,228 as of December 31, 2021 (December 31, 2020: R$70,523).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.5799 to U.S. dollar 1.00) as of December 31, 2021, with all other variables held constant.

	Exposure	+10%	-10%
As of December 31, 2021
Cash equivalents	23,228	2,323	(2,323)

13.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

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

The Company’s maximum exposure to credit risk for the components of the statements of financial position at December 31, 2021 and 2020 is the carrying amounts of its financial assets.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	59,098	-	-	-	59,098
Loans and financing	217,903	585,686	948,503	1,212	1,753,304
Lease liabilities	103,003	211,894	204,744	1,108,555	1,628,196
Accounts payable to selling shareholders	246,059	445,066	88,989	-	780,114
Notes payable	15,644	74,306	-	-	89,950
Advances from customers	114,585	-	-	-	114,585
	756,292	1,316,952	1,242,236	1,109,767	4,425,247

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	35,743	-	-	-	35,743
Loans and financing	125,137	566,157	4,010	3,094	698,398
Lease liabilities	63,092	131,225	124,114	705,115	1,023,546
Accounts payable to selling shareholders	191,145	262,340	81,153	-	534,638
Notes payable	11,083	83,803	-	-	94,886
Advances from customers	63,839	-	-	-	63,839
	490,039	1,043,525	209,277	708,209	2,451,050

13.5	Changes in liabilities arising from financing activities

	January 1, 2021	Payments	Additions *	Interest	Foreign exchange movement	Business combinations	Other	December 31, 2021
Loans and financing	617,485	(158,076)	809,539	68,909	-	36,591	428	1,374,876
Lease liabilities	447,703	(87,751)	158,651	67,212	-	139,514	(11,244)	714,085
Dividends payable	-	(18,648)	18,648	-	-	-	-	-
Total	1,065,188	(264,475)	986,838	136,121	-	176,105	(10,816)	2,088,961

	January 1, 2020	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	December 31, 2020
Loans and financing	60,357	(155,090)	605,041	10,031	21,279	75,815	52	617,485
Lease liabilities	284,515	(55,455)	98,904	44,458	-	76,855	(1,574)	447,703
Dividends payable	-	(12,984)	12,984	-	-	-	-	-
Total	344,872	(223,529)	716,929	54,489	21,279	152,670	(1,522)	1,065,188

	January 1, 2019	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	December 31, 2019
Loans and financing	77,829	(75,093)	7,383	6,025	1,126	43,087	-	60,357
Lease liabilities	212,360	(39,779)	19,100	31,469	-	61,365	-	284,515
Dividends payable	4,107	(51,812)	51,812	-	-	-	(4,107)	-
Total	294,296	(166,684)	78,295	37,494	1,126	104,452	(4,107)	344,872

*	The additions of loans and financing include proceeds from the SoftBank transaction of R$822,569, net of the transaction costs of R$13,030.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2021 and 2020.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2021
Assets for which fair values are disclosed
Trade receivables (non-current)	27,442	-	27,442	-

Liabilities for which fair values are disclosed
Loans and financing	(1,387,136)	-	(1,387,136)	-
Lease liabilities	(714,085)	-	(714,085)	-
Accounts payable to selling shareholders	(679,826)	-	(679,826)	-
Notes payable	(72,726)	-	(72,726)	-

December 31, 2020
Assets for which fair values are disclosed
Trade receivables (non-current)	7,627	-	7,627	-
Restricted Cash	2,053	-	2,053	-

Liabilities for which fair values are disclosed
Loans and financing	(637,723)	-	(637,723)	-
Lease liabilities	(447,703)	-	(447,703)	-
Accounts payable to selling shareholders	(518,240)	-	(518,240)	-
Notes payable	(76,181)	-	(76,181)	-

There were no transfers between Levels during 2021 and 2020.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

15	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, repurchase programs, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable less cash and cash equivalents and restricted cash.

	2021	2020

Loans and financing	1,374,876	617,485
Lease liabilities	714,085	447,703
Accounts payable to selling shareholders	679,826	518,240
Notes payable	72,726	76,181
Less: cash and cash equivalents	(748,562)	(1,045,042)
Less: restricted cash	-	(2,053)
Net debt	2,092,951	612,514
Total equity	3,000,018	2,833,780
Total equity and net debt	5,092,969	3,446,294

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

16	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$ 25,587, R$ 9,514 and R$6,871 for the years ended December 31, 2021, 2020 and 2019, respectively.

b) Afya Limited share-based compensation plan

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

As result, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

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

On January 25, 2021, March 25, 2021, April 26, 2021, June 1, 2021 and November 1, 2021, the Company granted 545,000, 65,000, 139,000, 180,000 and 241,000 additional stock options, respectively:

	January 2021	March 2021	April 2021	June 2021	November 2021
Strike price at the measurement date	R$115	R$105	R$105	R$105	R$85
Dividend yield (%)	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	38% - 67%	42% - 65%	43% - 51%	43% - 63%	41% - 65%
Risk-free interest rate (%)	2.1% - 7.1%	5.2% - 8.5%	5.1% - 8.1%	5.8% - 8.3%	10.4% - 12.5%
Expected life of stock options (years)	1 – 5	1 – 5	1 – 5	1 – 5	1 – 5
Share price at the measurement date	R$ 129	R$ 108	R$ 119	R$ 121	R$ 8
Model used	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 46.81	R$ 40.20	R$ 46.04	R$ 49.10	R$46.28

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2021	2020
Outstanding at January 1	78.22	2,510,983	2,364,214
Granted	109.18	1,170,000	477,220
Forfeited	112.89	(60,000)	(274,359)
Exercised	78.15	(442,669)	(56,092)
Expired	78.21	(91,586)	-
Outstanding at December 31	92.33	3,086,728	2,510,983

The share-based compensation expense, including the incremental fair value as result of the modification in 2020, recognized in general and administrative expenses in the statement of income for the year ended December 31, 2021 was R$ 43,377 (December 31, 2020: R$ 32,610 and December 31, 2019: R$ 18,114).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Stock options exercised during the year ended December 31, 2021 have been settled using the treasury shares of the Company. The reduction in the treasury share equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any difference of the cash received from employees upon exercise of the options in relation to treasury shares weighted average cost is recorded in paid-in-capital.

17	Equity

a) Share capital

As of December 31, 2021, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2020) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares (93,146,731 shares comprised by 45,112,416 class A common shares and 48,034,315 class B common shares as of December 31, 2020).

b) Afya Brazil

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

Class B preferred shares had no voting rights and had priority in capital reimbursement in case of liquidation of the Company, with no premium. Class B preferred shares were convertible into common shares at the ratio of 1 Class B preferred share f1or 1 common share, in certain situations.

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

c) Additional paid in capital

At the year ended December 31, 2021, Afya had capital increases regarding business combinations purchase price paid in shares totaling R$74,500.

Afya also had additional paid in capital regarding capital reserves on transferring treasury shares from the exercise of stock options and contribution of Afya Brazil shares paid to RX PRO selling shareholders, totaling R$21,861 and R$783 respectively.

d) Dividends

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

At the year ended December 31, 2021, CCSI and IESVAP approved the payment of interim dividends of R$ 65,521, which R$46,873 was distributed to Afya Brazil and R$ 18,648 to non-controlling shareholders.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

e) Buy-back program

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

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

The share buy-back program takes place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. This program was concluded on October 21, 2021.

During 2021, the Company repurchased 2,142,051 shares at the weighted average price of R$ 99.76 (in Brazilian Reais) or US$ 18.00, amounting to R$ 213,722. During year ended December 31, 2021, 442,669 of these shares were used by the Company any to settle the share-based program, totaling R$55,197.

The following table illustrates the number and movements in treasury shares during the period:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-
Repurchased	2,142,051	99.76
Transferred from exercise of options	(442,669)	124.08
Transferred from shares contribution	(44,455)	111.94
Outstanding at December 31, 2021	1,654,927	92.23

18	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	2021	2020	2019
Numerator
Net income attributable to equity holders of the parent	223,326	292,075	153,916
Denominator
Weighted average number of outstanding shares	93,291,480	92,683,848	75,969,797
Effects of dilution from stock options	811,818	951,920	221,846
Weighted average number of outstanding shares adjusted for the effect of dilution	94,103,298	93,635,768	76,191,643

Basic earnings per share (R$)	2.39	3.15	2.03
Diluted earnings per share (R$)	2.37	3.12	2.02

19	Revenue

	2021	2020	2019

Tuition fees (*)	2,124,589	1,388,735	856,561
Other	167,441	99,817	43,116
Deductions
Granted discounts	(229,254)	(89,017)	(43,767)
Early payment discounts	(49,879)	(29,299)	(8,523)
Returns	(42,373)	(11,437)	(7,462)
Taxes	(74,232)	(49,629)	(28,157)
PROUNI	(176,921)	(107,979)	(61,138)
Net revenue from contracts with customers	1,719,371	1,201,191	750,630
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	1,640,889	1,128,558	713,827
Other - Transferred at a point in time	78,482	72,633	36,803

(*)	As mentioned in Note 1, the Company assessed, in connection with the social distancing requirements, whether it has satisfied all performance obligations of its contracts with customers, according to IFRS15, and concluded it was necessary to defer a portion of its net revenues in the second semester of 2020. As result, R$2,361 of net revenue were deferred to the first semester of 2021 and recorded in advances from customers.

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company’s operating segments for the years ended December 31, 2021, 2020 and 2019:

Schedule of revenue by segment

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2021

Types of services or goods	1,498,408	72,983	151,958	(3,978)	1,719,371
Tuition fees	1,486,111	72,983	-	-	1,559,094
Other	12,297	-	151,958	(3,978)	160,277

Timing of revenue recognition	1,498,408	72,983	151,958	(3,978)	1,719,371
Transferred over time	1,486,111	72,983	81,795	-	1,640,889
Transferred at a point in time	12,297	-	70,163	(3,978)	78,482

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2020

Types of services or goods	1,002,461	107,197	93,152	(1,619)	1,201,191
Tuition fees	997,055	107,197	-	-	1,104,252
Other	5,406	-	93,152	(1,619)	96,939

Timing of revenue recognition	1,002,461	107,197	93,152	(1,619)	1,201,191
Transferred over time	997,055	107,197	24,306	-	1,128,558
Transferred at a point in time	5,406	-	68,846	(1,619)	72,633

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2019

Types of services or goods	653,760	64,870	35,880	(3,880)	750,630
Tuition fees	648,957	60,195	-	-	709,152
Other	4,803	4,675	35,880	(3,880)	41,478

Timing of revenue recognition	653,760	64,870	35,880	(3,880)	750,630
Transferred over time	648,957	64,870	-	-	713,827
Transferred at a point in time	4,803	-	35,880	(3,880)	36,803

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Expenses and costs by nature

	2021	2020	2019

Cost of services	(652,300)	(434,654)	(308,853)
General and administrative expenses	(622,615)	(402,855)	(239,120)
Total	(1,274,915)	(837,509)	(547,973)

Payroll	(677,564)	(446,473)	(324,252)
Hospital and medical agreements	(37,449)	(37,988)	(16,429)
Depreciation and amortization	(154,220)	(108,744)	(73,152)
Lease expenses	(11,229)	(2,555)	(4,494)
Utilities	(10,643)	(5,892)	(6,628)
Maintenance	(47,141)	(20,746)	(8,658)
Share-based compensation	(43,377)	(32,610)	(18,114)
Tax expenses	(7,997)	(5,326)	(2,696)
Pedagogical services	(47,881)	(24,037)	(6,271)
Sales and marketing	(39,506)	(18,361)	(12,966)
Allowance for doubtful accounts	(47,819)	(32,081)	(15,040)
Travel expenses	(7,542)	(4,550)	(7,054)
Consulting fees	(38,818)	(31,276)	(13,060)
Other	(103,729)	(66,870)	(39,159)
Total	(1,274,915)	(837,509)	(547,973)

21	Finance result

	2021	2020	2019

Income from financial investments	35,773	24,479	25,965
Changes in fair value of derivative instruments	-	20,739	-
Interest received	23,040	11,876	9,680
Foreign exchange differences	-	-	13,321
Other	5,753	5,196	2,723
Finance income	64,566	62,290	51,689

Change in fair value of derivative instruments	-	-	(1,780)
Interest expense	(108,437)	(25,543)	(24,002)
Interest expense on lease liabilities	(67,212)	(44,458)	(31,469)
Financial discounts granted	(23,193)	(8,081)	(923)
Bank fees	(7,878)	(6,333)	(2,876)
Foreign exchange differences	(17,973)	(4,613)	-
IOF taxes (taxes on financial transactions)	(3,306)	(1,661)	(6,801)
Other	(15,797)	(7,580)	(4,514)
Finance expenses	(243,796)	(98,269)	(72,365)

Finance result	(179,230)	(35,979)	(20,676)

22	Income taxes

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Income before income taxes	273,462	335,054	186,937
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(92,977)	(113,918)	(63,559)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(37,794)	(8,474)	(1,265)
PROUNI - Fiscal Incentive (a)	194,830	120,851	73,397
Unrecognized deferred tax assets	(86,233)	(41,319)	(19,342)
Presumed profit income tax regime effect (b)	(7,066)	(2,640)	351
Permanent adjustments	(6,232)	2,567	-
Other	4,293	15,866	(3,757)
Income taxes expense – current	(31,179)	(27,067)	(14,175)
Effective rate	11.40%	8.08%	7.58%

(a)	The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.
(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of December 31, 2021, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$ 432,226 (tax-basis) (R$ 214,387 (tax-basis) as of December 31, 2020) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

23	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2018	2,233	1,232	-	3,465
Business combinations	3,301	1,071	-	4,372
Additions	737	1,508	-	2,245
Reversals	(3,770)	(1,043)	-	(4,813)
Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,741	2,348	27,487	32,576
Additions	562	10,869	7,853	19,284
Reversals	(1,285)	(2,705)	-	(3,990)
Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	16,597	6,017	57,638	80,252
Additions *	5,418	5,101	14,225	24,744
Reversals	(1,044)	(1,470)	(7,334)	(9,848)
Balances as of December 31, 2021	25,490	22,928	99,869	148,287

*	The amount of R$ 4,232 is related to tax legal proceedings attributed to the selling shareholders (R$ 9,940 for the year ended December 31, 2020). The same amount was recorded as indemnification assets in the statement of financial position in other assets.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2021	2020	2019

Labor	5,098	2,318	3,570
Civil	56,501	59,969	39,135
Taxes and social security	4,459	4,375	7,583
Total	66,058	66,662	50,288

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 18,825 as of December 31, 2021 (December 31, 2020: R$ 1,451).

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

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 135,355 (December 31, 2020: R$ 53,499) is presented in non-current other assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

24	Non-cash transactions

During the years ended December 31, 2021, 2020 and 2019, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions in 2021 were the issuance of shares for the acquisitions of iClinic, Cliquefarma, and RXPRO, addition of the provision for legal proceedings with corresponding indemnification assets, additions and remeasurements of right-of-use assets and lease liabilities.

25	Subsequent events

a) Repurchase shares program

On January 27, 2022, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

b) Medical schools authorizations

On February 23, 2022, Afya announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetetuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 16, 2022, MEC authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

c) Acquisition of Além da Medicina

On February 24, 2022, Afya Brazil announced the acquisition of 100% of the total share capital of Além da Medicina. The deal was closed March 4, 2022.

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians.

The aggregate purchase price was R$16.000 paid in cash. An earn-out of up to R$19.200 can be paid related to gross revenue achievements for 2023 and 2024.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these annual financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by December 31, 2021. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$ 211. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

d) Bertelsmann Explores Increasing Stake in Afya

On March 7, 2022, Afya announced that it was notified that Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, or the Esteves family, have made a binding offer to sell 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”. Bertelsmann’s acceptance of the offer remains subject to due diligence and Bertelsmann board approval.

e) Medical Seats Increase in Centro Universitário São Lucas

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia.

The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% is payable in 30 days, and (ii) 50% is payable in cash in two equal installments through 2024.

***

