Form 20-F
period 2022-12-31
Afya Ltd
filed 2023-04-28
CIK 1771007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to .

Commission file number: 001-38992

AFYA LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

The Cayman Islands
(Jurisdiction of incorporation or organization)

Alameda Oscar Niemeyer, No. 119, Room 504
Vila da Serra, Nova Lima
Minas Gerais – MG, Brazil
(Address of principal executive offices) 34006

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

The number of outstanding shares as of December 31, 2022 was 47,920,068 Class A common shares and 45,802,763  Class B common shares.

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

i

ii

PART I
INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this annual report to “Afya Brazil” refer to Afya Participações S.A. (formerly NRE Participações S.A.); all references in this annual report to “BR Health” refer to BR Health Participações S.A.; all references in this annual report to “Medcel” refer to Guardaya Empreendimentos e Participações S.A., or Guardaya, and its subsidiaries Medcel Editora e Eventos S.A., or Medcel, and CBB Web Serviços e Transmissões On Line S.A., or CBB Web; and all references in this annual report to “IPTAN” refer to IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., “IESVAP” refer to Instituto de Educação Superior do Vale do Parnaíba S.A., “CCSI” refer to Centro de Ciências em Saúde de Itajubá S.A., “IESP” refer to Instituto de Ensino Superior do Piauí S.A., “CIS” refer to Centro Integrado de Saúde de Teresina Ltda., “FADEP” refer to FADEP—Faculdade Educacional de Pato Branco Ltda., “FASA” refer to Instituto Educacional Santo Agostinho S.A., “ESMC” refer to ESMC Educação Superior Ltda., “IPEMED” refer to Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda., “IPEC” refer to Instituto Paraense de Educação e Cultura Ltda, “UniRedentor” refer to Sociedade Universitária Redentor S.A., “UniSL” refer to Centro Universitário São Lucas Ltda., “PEBMED” refer to PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A., “FESAR” refer to Faculdade de Ensino Superior da Amazônia Reunida, “MedPhone” refer to MedPhone Tecnologia em Saúde Ltda., “FCMPB” refer to Centro Superior de Ciências da Saúde S/S Ltda., “UNIFIPMoc” refer to Sociedade Padrão de Educação Superior Ltda. and NASPP - Núcleo de Atenção à Saúde e de Práticas Profissionalizantes Ltda., collectively, “iClinic” refer to iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A., collectively, “Medicinae” refer to Medicinae Solutions S.A., “Medical Harbour” refer to Medical Harbour Aparelhos Médico-Hospitalares e Serviços em Tecnologia Ltda., “Cliquefarma” refer to Cliquefarma Drogarias Online Ltda., “Shosp” refer to Shosp Tecnologia da Informação Ltda., “Unigranrio” refer to Companhia Nilza Cordeiro Herdy de Eduação e Cultura, Instituto de Ensino Superior de Palhoça S/S Ltda., Sociedade Educacional de Palhoça S/S Ltda., and Policlínica e Centro de Estética Duque de Caxias Ltda., collectively, “RX PRO” refer to RX PRO Soluções de Tecnologia Ltda. and RX PRO LOG Transporte e Logistica Ltda., collectively, “Garanhuns” refer to Faculdade ITPAC Garanhuns - Instituto Tocantinense Presidente Antonio Carlos Ltda., “Além da Medicina” refer to BMV Atividades Médicas Ltda., “Cardiopapers” refer to Cardiopapers Soluções Digitais Ltda, “Glic” refer to Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda., “DelRey” refer to Sociedade Educacional e Cultural Sergipe DelRey Ltda., “ITPAC Araguaína” refer to ITPAC - Instituto Tocantinense Presidente Antônio Carlos S.A., and “ITPAC Porto Nacional” refer to ITPAC Porto Nacional - Instituto Tocantinense Presidente Antônio Carlos Porto S.A.

The term “Esteves Family” refers to Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Capital Ventures Ltd, Renato Tavares Esteves, Vanessa Tavares Esteves and Lílian Tavares Esteves de Carvalho, collectively, our former controlling shareholders. The term “Bertelsmann” refers to Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH, collectively, our currently controlling shareholder.

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

The consolidated financial information of Afya contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Afya’s consolidated financial statements included elsewhere in this annual report.

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

The financial results of the companies that we acquire in any given period (such companies, the “Acquired Companies”) are included in our historical results as of the date of closing of the respective acquisition. See “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions” for further details on entities acquired since January 1, 2020. The financial results of DelRey are not reflected in the summary consolidated historical financial data included elsewhere in this annual report as the consummation of the acquisition of such entity occurred after the year ended December 31, 2022.

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

The historical undergraduate programs combined tuition fees information included elsewhere in this annual report (i) was derived from historical operating information for Afya Brazil and for each of the Acquired Companies since the consummation of their respective acquisition; (ii) is akin to gross tuition fees charged to undergraduate students; (iii) differs from the tuition fees set forth in our audited consolidated financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships; and (iv) does not represent revenue as disclosed in our audited consolidated financial statements included elsewhere in this annual report. For the years ended December 31, 2022, 2021 and 2020, historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$2,241.8 million, R$1,990.1 million and R$1,236.5 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students.

Our consolidated operating history and recent acquisitions may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. We experienced rapid and significant expansion in recent years to the effects of the acquisition of the Acquired Companies. Because the historical and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, investors may have limited financial and operational information on which to evaluate us and their investment decision. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.”

The Company’s past performance, as reflected in the historical undergraduate programs combined tuition fees information included elsewhere in this annual report, may not be indicative of its future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions.

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Central Bank on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Central Bank offer exchange rate published on December 31, 2022, which was R$5.218 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding historical exchange rates of reais to U.S. dollars.

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

Forward-Looking Statements

This annual report on Form 20-F contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things, our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our ability to implement our business strategy;

•	changes in government regulations and legislation applicable to the education industry in Brazil, both in the traditional and distance learning segments, including tax regulations and/or legislation;
•	government interventions, including changes in, or termination of, education industry programs such as the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior), or FIES, and/or the University for All Program (Programa Universidade para Todos), or PROUNI, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
•	changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;
•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
•	the availability of government authorizations on terms and conditions and within periods acceptable to us;
•	health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic and measures taken in response (including legal or regulatory measures or decisions mandating discounted tuition fees as a result of the COVID-19 pandemic);
•	our ability to continue attracting and retaining new students;
•	our ability to maintain the academic quality of our programs;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•	the availability of qualified personnel and the ability to retain such personnel;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholders;
•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;
•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; and
•	the other factors discussed under the section “Risk Factors” in this annual report on Form 20-F.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The following table sets forth selected consolidated historical financial data of Afya as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. The selected consolidated historical financial data as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 has been derived from our audited consolidated financial statements, included elsewhere in this annual report. The financial results of the Acquired Companies are included in our historical results for the periods following the closing of each such transaction, respectively. See “Part I—Introduction—Financial Information.”

The selected audited consolidated historical financial data should be read in conjunction with “Part I—Introduction—Financial Information,” “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the respective notes thereto, included elsewhere in this annual report.

The selected audited consolidated historical financial data presented in this annual report may not be indicative of future performance.

	For the Year Ended December 31,
	2022	2022	2021	2020
	(in US$ millions(1))	(in R$ millions)
Statement of Income
Revenue	446.4	2,329.1	1,719.4	1,201.2
Cost of services	(164.7)	(859.6)	(652.3)	(434.7)
Gross profit	281.7	1,469.5	1,067.1	766.5
General and administrative expenses	(153.0)	(798.2)	(622.6)	(402.9)
Other expenses, net	(1.4)	(7.3)	(3.6)	(0.3)
Operating income	127.3	664.0	440.9	363.3
Finance income	19.6	102.0	64.6	62.3
Finance expenses	(67.1)	(349.9)	(243.8)	(98.3)
Finance result	(47.5)	(247.9)	(179.2)	(36.0)
Share of income of associate	2.3	12.2	11.8	7.7
Income before income taxes	82.1	428.3	273.5	335.0
Income taxes expenses	(6.8)	(35.7)	(31.2)	(27.1)
Net income	75.3	392.6	242.3	307.9
Income attributable to:
Equity holders of the parent	71.6	373.6	223.3	292.1
Non-controlling interests	3.7	19.2	19.0	15.9

	US$	R$	R$	R$
Earnings per share
Basic earnings per share
Common shares	0.79	4.14	2.39	3.15
Diluted earnings per share
Common shares	0.79	4.12	2.37	3.12

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

	As of December 31,
	2022	2022	2021
	(in US$ millions(1))	(in R$ millions)
Balance Sheet Data
Assets
Current assets
Cash and cash equivalents	209.5	1,093.1	748.6
Trade receivables	86.8	452.8	378.4
Inventories	2.3	12.2	11.8
Recoverable taxes	5.3	27.8	25.6
Other assets	9.9	51.8	42.5
Total current assets	313.8	1,637.6	1,206.9
Non-current assets
Trade receivables	8.2	42.6	27.4
Other assets	36.8	191.8	180.3
Investment in associate	103.9	542.1	48.4
Property and equipment	10.3	53.9	419.8
Right-of-use assets	132.3	690.1	663.7
Intangible assets	774.5	4,041.5	3,900.9
Total non-current assets	1,066.1	5,562.0	5,240.5
Total assets	1,379.9	7,199.6	6,447.4
Liabilities
Current liabilities
Trade payables	13.7	71.5	59.1
Loans and financing	27.8	145.2	128.7
Lease liabilities	6.2	32.5	25.0
Accounts payable to selling shareholders	50.2	261.7	239.8
Notes payable	11.9	62.2	14.5
Advances from customers	25.5	133.1	114.6
Labor and social obligations	29.6	154.5	131.3
Taxes payable	5.0	26.2	26.7
Income taxes payable	3.1	16.2	11.6
Other liabilities	0.6	2.7	15.2
Total current liabilities	173.5	905.8	766.5
Non-current liabilities
Loans and financing	333.0	1,737.7	1,246.2
Lease liabilities	141.3	737.1	689.1
Accounts payable to selling shareholders	51.2	267.0	440.0
Notes payable	—	—	58.2
Taxes payable	17.8	92.9	96.6
Provision for legal proceedings	37.5	195.9	148.3
Other liabilities	2.5	13.2	2.5
Total non-current liabilities	583.3	3,043.8	2,680.9
Total liabilities	756.8	3,949.6	3,447.4
Equity
Additional paid-in capital	455.2	2,375.3	2,375.3
Share-based compensation reserve	23.7	123.5	94.1
Treasury stock	(58.4)	(304.9)	(152.6)
Earnings reserves	192.6	1,004.9	631.3
Equity attributable to equity holders of the parent	613.1	3,198.8	2,948.1
Non-controlling interests	9.8	51.3	51.9
Total equity	622.9	3,250.1	3,000.0
Total liabilities and equity	1,379.7	7,199.7	6,447.4

(1)	For convenience purposes only, amounts in reais as of December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Although Adjusted EBITDA and Operating Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for the IFRS measures of earnings. Additionally, our calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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

The following tables set forth the Adjusted EBITDA reconciliation to our net income and the Operating Cash Conversion Ratio reconciliation to our cash flow from operations for the years ended December 31, 2022, 2021 and 2020, in each case, our most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Reconciliation between Net Income and Adjusted EBITDA

	For the Year Ended December 31,
	2022	2022	2021	2020
	(in US$ millions(1))	(in R$ millions)
Net income	75.3	392.6	242.3	308.0
Finance result	47.5	247.9	179.2	36.0
Income taxes expense	6.8	35.7	31.2	27.1
Depreciation and amortization	39.5	206.2	154.2	108.7
Interest received(2)	5.2	27.2	23.0	11.9
Income share associate	(2.3)	(12.2)	(11.8)	(7.7)
Share-based compensation expense	6.0	31.3	43.4	32.6
Non-recurring expenses(3):
Integration of new companies(4)	4.7	24.8	18.9	9.8
M&A advisory and due diligence(5)	0.5	2.5	13.5	6.2
Expansion projects(6)	0.7	3.4	10.2	18.1
Restructuring expenses(7)	2.4	12.3	17.4	5.9
Mandatory discounts in tuition fees(8)	(1.9)	(9.9)	33.4	6.5
Adjusted EBITDA	184.4	962.1	754.9	563.1

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of interest received on late payments of monthly tuition fees.
(3)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash or non-recurring items that we do not expect to continue at the same level in the future.
(4)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third party consulting firms.
(5)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(6)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(7)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(8)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on the decision by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the Brazilian Supreme Court, with respect to this matter.

Reconciliation between Cash Flow from Operations and Operating Cash Conversion Ratio

	For the Year Ended December 31,
	2022	2022	2021	2020
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Net cash flows from operating activities	161.7	843.9	630.8	371.5
Income taxes paid	6.3	33.1	35.7	19.4
Net cash flows from operating activities, before income taxes paid	168.1	877.0	666.5	390.9
Adjusted EBITDA	184.4	962.1	754.9	563.1
Integration of new companies(2)	4.7	24.8	18.9	9.8
M&A advisory and due diligence(3)	0.5	2.5	13.5	6.2
Expansion projects(4)	0.7	3.4	10.2	18.1
Restructuring expenses(5)	2.4	12.4	17.4	5.9
Mandatory discounts in tuition fees(6)	(1.9)	(9.9)	33.4	6.5
Adjusted EBITDA ex. non-recurring expenses	178.0	928.8	661.4	516.6
Operating Cash Conversion Ratio(7)	94.4%	94.4%	100.8%	75.7%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third-party consulting firms.
(3)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on the decision by the Brazilian Supreme Court with respect to this matter.
(7)	We calculate Operating Cash Conversion Ratio as the cash flows from operations plus/minus income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Operating Data (Historical)

Key Revenue Drivers – Undergrad Segment

	As of and For the Year Ended December 31,
	2022	2021	2020
UNDERGRAD SEGMENT
Medical School
Approved Seats(1)	2,823	2,731	2,143
Operating Seats(1)	2,773	2,481	1,893
Total Students (end of period)	17,968	16,017	11,030
Average Total Students	17,761	14,492	9,413
Average Total Students (ex-Acquisitions)(2)	15,883	10,872	9,413
Tuition Fees (Total) (in R$ thousands)	2,032,888	1,511,442	910,966
Tuition Fees (ex-Acquisitions) (in R$ thousands)(2)	1,791,590	1,123,944	910,966
Medical School Gross Avg. Ticket (ex-Acquisitions)(R$/month)(2)(3)	9,400	8,615	8,065
Medical School Net Avg. Ticket (ex-Acquisitions)(R$/month)(2)(4)	7,896	6,433	N/A

Undergraduate Health Science
Total Students (end of period)	17,967	19,882	10,325
Average Total Students	19,441	15,918	10,733
Average Total Students (ex-Acquisitions)(2)	15,293	11,173	10,733
Tuition Fees (Total) (in R$ thousands)	336,238	239,512	152,539
Tuition Fees (ex-Acquisitions) (in R$ thousands)(2)	249,550	148,381	152,539

Other Undergraduate
Total Students (end of period)	22,265	25,219	14,851
Average Total Students	23,376	20,198	14,087
Average Total Students (ex-Acquisitions)(2)	16,209	10,734	14,087
Tuition Fees (Total)(in R$ thousands)	266,306	239,235	172,961
Tuition Fees (ex-Acquisitions)(in R$ thousands)(2)	200,690	147,239	172,961

Total Tuition Fees
Tuition Fees (Total)(in R$ thousands)	2,635,432	1,990,189	1,236,466
Tuition Fees (ex-Acquisitions)(in R$ thousands)(2)	2,241,830	1,419,574	1,236,466

Revenue
Revenue (Total)(in R$ thousands)	2,037,889	1,498,408	1,002,461
Revenue (ex-Acquisitions)(in R$ thousands)(2)	1,777,484	1,136,404	1,002,461

(1)	Approved Seats and Operating Seats do not include the acquisition of UNIT Alagoas and FITS Jaboatão dos Guararapes, which closed on January 2, 2023.
(2)	Ex-Acquisitions” figures accounts for revenue received by our acquired companies in a given period only after the date of their acquisition, i.e. for a period of less than 12 months, and excludes any revenue prior to such date. For the year ended December 31, 2022, “ex-Acquisitions” excludes: UNIFIPMoc and FIPGuanambi (from January to May 2022; closing of the UNIFIPMoc and FIPGuanambi acquisitions was in June 2021); Unigranrio (from January to July 2022; closing of the Unigranrio acquisition was in August 2021); and Garanhuns (from January to October 2022; closing of the Garanhuns acquisition was in November 2021). For the year ended December 31, 2021, “ex-Acquisitions” excludes: UniRedentor (for January 2021; closing of the UniRedentor acquisition was on January 31, 2020); UniSL (from January to April 2021; closing of the UniSL acquisition was in May 2020); FCMPB (from January to October 2021; closing of the FCMPB acquisition was in November 2020); FESAR (from January to October 2021; closing of the FESAR acquisition was in November 2020); UNIFIPMoc and FIPGuanambi (from June to December 2021; closing of the UNIFIPMoc and FIPGuanambi acquisitions was in June 2021); Unigranrio (from August to December 2021; closing of the Unigranrio acquisition was in August 2021); and Garanhuns (from November to December 2021; closing of the Garanhuns acquisition was in November 2021).
(3)	Medical School Gross Avg. Ticket (ex-Acquisitions) is calculated as Tuition Fees (ex-Acquisitions) divided by the Average Total Students (ex-Acquisitions), divided by the number of months in the period.
(4)	Medical School Net Average Ticket (ex-Acquisitions) disclosure is presented beginning with the year ended December 31, 2021 (and future periods), as information for calculation of this metric is not available for prior periods.

Key Revenue Drivers – Continuing Education Segment

	As of and For the Year Ended December 31,
	2022	2021	2020
CONTINUING EDUCATION SEGMENT
Medical Specialization & Others
Total Students (end of period)	4,280	3,189	4,181
Average Total Students	3,835	3,252	4,266
Average Total Students (ex-Acquisitions)	3,835	3,064	4,266
Revenue (Total)(in R$ thousands)	108,806	72,983	107,196
Revenue (ex-Acquisitions)(in R$ thousands)(1)	108,806	70,822	107,196

(1)	For the year ended December 31, 2021, “ex-Acquisitions” excludes UniRedentor (for January 2021; closing of the UniRedentor acquisition was on January 31, 2020).

Key Revenue Drivers – Digital Services Segment

	As of and For the Year Ended December 31,
	2022	2021	2020
DIGITAL SERVICES SEGMENT
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	14,569	17,171	11,316
Prep Courses & CME - B2B	5,887	4,460	1,723
Além da Medicina Active Payers	6,081	—	—
Cardio Papers Active Payers	5,034	—	—
Medical Harbour Active Payers	7,668	—	—

Clinical Decision Software
Whitebook Active Payers	137,767	125,372	106,977

Clinical Management Tools(2)
iClinic Active Payers	22,764	17,978	—
Shosp Active Payers	2,915	2,305	—
Digital Services Total Active Payers (end of period)	202,685	167,286	120,016
Revenue (Total)(in R$ thousands)	189,984	151,958	93,152
Revenue - B2P (in R$ thousands)	166,515	142,716	—
Revenue - B2B (in R$ thousands)	23,469	9,242	—
Revenue (ex-Acquisitions)(in R$ thousands)(1)	157,943	99,003	93,152

(1)	“Ex-Acquisitions” figures accounts for revenue received by our acquired companies in a given period only after the date of their acquisition, i.e. for a period of less than 12 months, and excludes any revenue prior to such date. For the year ended December 31, 2022, “ex-Acquisitions” excludes: iClinic (for January 2022; closing of the iClinic acquisition was in January 2021); Medicinae (from January to March 2022; closing of the Medicinae acquisition was in March 2021); Medical Harbour (from January to April 2022; closing of the Medical Harbour acquisition was in April 2021); Cliquefarma (from January to April 2022; closing of the Cliquefarma acquisition was in April 2021); Shosp (from January to May 2022; closing of the Shosp acquisition was in May 2021); RX PRO (from January to September, 2022; closing of the RX PRO acquisition was in October 2021); and Além da Medicina, Cardiopapers and Glic (all from January to December, 2022; closing of the Além da Medicina, Cardiopapers and Glic acquisitions only occurred in 2022). For the year ended December 31, 2021, “ex-Acquisitions” excludes: PEBMED (from January to July 2021; closing of the PEBMED acquisition was in July 2020); MedPhone (from January to October 2021; closing of the MedPhone acquisition was in November 2020); iClinic (from January to December 2021; closing of the iClinic acquisition was in January 2021); Medicinae (from March to December 2021; closing of the Medicinae acquisition was in March 2021); Medical Harbour (from April to December 2021; closing of the Medical Harbour acquisition was in April 2021); Cliquefarma (from April to December 2021; closing of the Cliquefarma acquisition was in April 2021); Shosp (from May to December 2021; closing of the Shosp acquisition was in May 2021); and RX PRO (from October to December 2021; closing of the RX PRO acquisition was in October 2021).
(2)	Clinical management tools include our telemedicine and digital prescription features.

Key Operational Drivers – Digital Services Segment – Monthly Active Users (MaU)

	As of and For the Year Ended December 31,
	2022	2021	2020
DIGITAL SERVICES SEGMENT
Content & Technology for Medical Education	16,539	16,205	14,658
Clinical Decision Software	221,762	194,308	162,512
Clinical Management Tools(1)	20,936	37,030	—
Physician-Patient Relationship	1,473	—	—
Total Monthly Active Users (MaU) - Digital Services(2)	260,710	247,543	177,170

(1)	Clinical management tools include our telemedicine and digital prescription features and, beginning in the year ended December 31, 2022, excludes users other than payors.
(2)	Monthly Active Users (MaU) represents the number of unique individuals that consumed digital services content in each one of our products in the last 30 days of a specific period, and includes MaU from Shosp, Medicinae, Além da Medicina, Cardipapers and Glic beginning in the year ended December 31, 2022.

Revenue and Revenue Mix

	For the Year Ended December 31,
	2022	2022 Ex Acquisitions(1)	2021	% Change	% Change Ex Acquisitions(1)
	(in R$ millions)
Revenue Mix
Undergrad	2,037.9	1,777.5	1,498.4	36.0%	18.6%
Adjusted Undergrad(2)	2,028.0	1,767.6	1,531.8	32.4%	15.4%
Continuing Education	108.8	108.8	73.0	49.1%	49.1%
Digital Services	190.0	157.9	152.0	25.0%	3.9%
Inter-segment transactions	(7.6)	(7.6)	4.0	91.6%	91.6%
Total Reported Revenue	2,329.1	2,036.6	1,719.4	35.5%	18.5%

(1)	For the fiscal year ended December 31, 2022, “ex-Acquisitions” excludes: UNIFIPMoc and FIPGuanambi (from January to May, 2022; closing of UNIFIPMoc and FIPGuanambi was in June 2021), UNIGRANRIO (from January to July 2022; closing of UNIGRANRIO was in August 2021), Garanhuns (from January to October, 2022; closing of Garanhuns was in November 2021), iClinic (only January 2022; closing of iClinic was in January 2021), Medicinae (from January to March 2022; closing of Medicinae was in March 2021), Medical Harbour (from January to April 2022; closing of Medical Harbour was in April 2021), Cliquefarma (from January to April 2022; closing of Cliquefarma was in April 2021), Shosp (from January to May 2022; closing of Shosp was in May 2021), RX PRO (from January to September, 2022; closing of RX PRO was in October 2021), and Além da Medicina, Cardiopapers and Glic (all from January to December, 2022; closing of Além da Medicina, Cardiopapers, and Glic were in 2022).
(2)	Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on the decision by the Brazilian Supreme Court with respect to this matter.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. As of December 31, 2021, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.580 per US$1.00, which reflected a 7.3% depreciation in the real against the U.S. during 2021. On December 31, 2022, the exchange rate of U.S. dollar as reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. As of April 26, 2023, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.059 per US$1.00, which reflected an appreciation of 3.1% in the real against the U.S. dollar since December 31, 2022. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Year	Period-end	Average(1)	Low(2)	High(3)
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.196	5.158	4.021	5.937
2021	5.580	5.395	4.920	5.839
2022	5.218	5.165	4.618	5.704

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
October 2022	5.345	5.250	5.141	5.345
November 2022	5.294	5.275	5.036	5.466
December 2022	5.218	5.242	5.145	5.341
January 2023	5.099	5.201	5.077	5.446
February 2023	5.208	5.172	4.990	5.253
March 2023	5.080	5.211	5.080	5.298
April 2023 (through April 26, 2023)	5.059	5.021	4.910	5.083

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

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

Certain Risks Relating to Our Business and Industry

•	We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives. We expect to continue to acquire medical higher education institutions and healthtech companies as part of our strategy to expand our operations, including through acquisitions that may be material in size and/or of strategic relevance. We cannot assure you that we will continue to be able to identify post-secondary education institutions focused on medicine that provide suitable acquisition opportunities, or to acquire such institutions on favorable terms when necessary. In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs.
•	We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance our portfolio of products and services or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.
•	Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us. Economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services.
•	Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business. We are subject to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, as well as to changes to the rules to renew FIES contracts.
•	If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected. We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for a percentage of students who paid their tuition in the previous year, granting partial scholarships, and submitting to MEC semi-annual records of attendance, achievement and dropout of students receiving scholarships, among others.
•	Our operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance.

•	An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows. We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES, which is largely outside of our control.

Certain Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil.
•	Economic uncertainty and political instability in Brazil may harm our business and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.
•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.
•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.
•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares. The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed.

Certain Risks Relating to Our Class A Common Shares

•	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired. Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. The stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected.

•	The concentration of ownership and voting power in Bertelsmann, our controlling shareholder, limits your ability to influence corporate matters. Bertelsmann, our controlling shareholder, owns 63.5% of our outstanding Class B common shares as of the date of this annual report, which, together with its ownership of 20.4% of our outstanding Class A common shares, represent approximately 41.5% of our issued share capital and 59.4% of the voting power of our issued share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. So long as Bertelsmann and the Esteves Family continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control the outcome of all decisions at our shareholders’ meetings.
•	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly. The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.
•	Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares. Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series.
•	If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. In the event one or more of the analysts who covers us downgrades us or releases negative publicity about our Class A common shares, our share price would likely decline.
•	It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment. We do not anticipate paying any dividends in the foreseeable future. Instead, we intend to retain earnings, if any, to fund the operation of our business and future growth. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, or by our board, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors.
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences. Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2022. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

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

In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. As of the date of this annual report: (i) we have fully integrated the operations of 20 of our acquisitions; and (ii) we are in the process of integrating the operations of another 10 of our acquisitions with our existing business, namely, Shosp, Cliquefarma, Medical Harbour, Medicinae, iClinic, RX PRO, Além da Medicina, Cardiopapers, Glic and DelRey. The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experiences and from different corporate cultures, and our relationship with current and new employees, including professors, may be impaired.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), to obtain new licenses or develop new or enhanced products or services or to respond to competitive pressures. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. For example, financial markets have been negatively impacted by the COVID-19 pandemic and current macroeconomic trends, including high interest rates, rising inflation, and more recently, the government closures of Silicon Valley Bank and Signature Bank and liquidity concerns at other financial institutions, and concerns regarding the potential for local and/or global economic recession. Adequate funding may not be available on terms favorable to us or at all, particularly in light of these conditions. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance our portfolio of products and services or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and privileges senior to those of our shares.

Moreover, any additional funds raised through debt financing will likely require our compliance with restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. In addition, such indebtedness may require us to maintain certain financial ratios. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. A breach of any such covenant would likely result in a default under the applicable agreement, which, if not waived, could result in acceleration of the indebtedness outstanding. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us.

A significant portion of our historical undergraduate programs combined tuition fees are currently concentrated in the tuition fees we charge for our medical courses and other health sciences programs across our network. For the years ended December 31, 2022, 2021 and 2020, 89.9%, 88.0% and 86.0%, respectively, of total historical undergraduate programs combined tuition fees were derived from tuition fees we or our subsidiaries charged for medical courses and other health sciences programs. Therefore, economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.

Some of our students finance their tuition fees through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES) created by the Brazilian federal government, and operated through the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação, or FNDE), which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. As of 2018, we have adhered to the “New FIES,” a new federal program aimed at providing student financing. Similar to the FIES, the New FIES provides financial support for low-income students throughout Brazil, in particular in the North, Northeast and Midwest regions. As a result, our exposure to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, which we calculate by dividing the sum of the historical undergraduate programs combined tuition fees financed through FIES by total historical undergraduate programs combined tuition fees, was 8.3%, 8.0% and 11.8% of total historical undergraduate programs combined tuition fees as of December 31, 2022, 2021 and 2020, respectively.

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

Our operating history as a consolidated company and recent acquisitions may make it difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the year ended December 31, 2022 are not directly comparable to our results of operations for the year ended December 31, 2021, and our results of operations for the year ended December 31, 2021 are not directly comparable to our results of operations for the year ended December 31, 2020, due to the effects of the acquisition of the Acquired Companies. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate the Acquired Companies, is limited and subject to a number of uncertainties. Moreover, past performance is no assurance of future returns.

We do not currently control some of our equity investments, which could adversely affect our ability to commercialize our products.

We acquire interests in third parties for the expansion, development or commercialization of our products. Currently, we have a 30.0% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and through long-distance learning. We do not currently have a controlling interest in UEPC and any disagreements or disputes with these or any other companies where we have or in which we may decide to acquire a minority interest could adversely affect our ability to develop and commercialize our products and, in turn, our financial condition and results of operations. The failure to continue any investment arrangement or to resolve disagreements with current or future companies where we have a minority interest could materially and adversely affect our ability to transact the business that is the subject of such investment arrangement, which would in turn negatively affect our financial condition and results of operations.

The interests of our management team may be focused on the short-term market price of our Class A common shares, which may not coincide with your interests. In addition, our shareholders may suffer dilution of their interests in our share capital and in the value of their investments due to the issuance of new shares for settlement of our share-based incentive plans.

Our directors and officers, among others, own shares issued by us and are beneficiaries under our stock option plans. Our current stock option plan for our managers and employees was approved in August 2019 (as amended in July 2020 and July 2022), and reserved up to 4% of our common shares at any time (excluding treasury shares) for issuance under this new equity incentive plan. In addition, on July 8, 2022, we created a restricted stock units plan and reserved up to 1.2% of our common shares at any time for issuance under this new plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—New Long-Term Incentive Plan.”

Due to the issuance of stock options or restricted shares to members of our management team, a significant portion of their compensation is closely tied to our results of operations and, more specifically to the trading price of our Class A common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders that have longer-term investment objectives.

Once the options have been exercised by the participants and/or the common shares to be issued under the restricted stock units plan have vested, our board of directors will determine whether our capital stock should be increased through the issuance of new shares to be subscribed by participants, or if they will be settled through shares held in treasury. In the event settlement occurs through the issuance of new shares, our shareholders will suffer dilution, of their interests in our share capital and in the value of their investments, up to a maximum of 5.2% of our common shares at any time.

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

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES. Adverse changes in the macroeconomic environment and the earnings capacity of our students, may lead to an increase in payment delinquency or default by our students and negatively impact our ability to collect our accounts receivable. An increase in payment delinquency or default by our students may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for doubtful accounts expenses as a percentage of our revenue was 1.8%, 2.8% and 2.7% for the years ended December 31, 2022, 2021 and 2020, respectively. There is no guarantee that our allowance for doubtful accounts expenses will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our allowance for doubtful accounts expenses to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

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

On April 5, 2018, MEC issued Ordinance No. 328/18, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. However, on April 5, 2023, MEC issued Ordinance No. 650/23, which revoked the suspension under Ordinance No. 328/18 and set new rules for the opening of new medicine courses. In particular, MEC will be required to conduct a public call for new courses, i.e., through the Mais Médicos program pursuant to Law No. 12,871/2013, and subject any such courses to the prior review by the Interministerial Commission for Health Education Management (Comissão Interministerial de Gestão da Educação na Saúde). By August 4, 2023, MEC must commence this public call and set the rules, procedures, decision-making standards and the calendar in connection with the fulfillment of medicine course vacancies. As new medicine courses are authorized by MEC pursuant to this revised standard, or to the extent MEC further repeals restrictions set on new medicine courses or the fulfillment of medicine course vacancies, this will result in the creation of new medical education courses or medicine course vacancies, which will in turn increase competition. As a result, we may be required to reduce our tuition fees or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities, and reduce our ability to fill all our medical seats capacity.

In addition, although Ordinance No. 650/23 requires a public call prior to the authorization of a new medicine course, some educational institutions have been judicially challenging this restriction before Brazilian courts to compel MEC to receive and review requests for new medicine courses outside the Mais Médicos program rules by alleging that these rules are an undue restriction on freedom of competition. Certain courts may ultimately compel the MEC to receive and review these requests. For instance, Declaratory Action of Constitutionality (Ação Declaratória de Constitucionalidade) No. 81 was filed by the Brazilian National Association of Private Universities (Associação Nacional das Universidades Particulares) before the Brazilian Supreme Court to discuss the validity of these restrictions. Should the Brazilian Supreme Court rule against the validity of these restrictions, we may be required to reduce our tuition or increase our operating expenses (including our costs per student) in order to compete effectively, retain or attract students or to pursue new market opportunities. Furthermore, we were awarded, seven new undergraduate campuses as part of the Mais Médicos program, all of which are located in remote regions of Brazil and which operations are subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. We cannot assure you that there will be sufficient student demand to fill all medical school seats available at such campuses.

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

We believe that our attrition rates are primarily related to the personal motivation and financial situation of our current and potential students, as well as to socioeconomic conditions in Brazil. Significant changes in future attrition rates and/or failure to re-enroll may affect our enrollment numbers, such as in the context of economic uncertainty or volatility, and may have a material adverse effect on our revenues and our results of operations.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could materially adversely impact our business. For instance, on March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, which led to interruptions of our on-campus activities to varying degrees, with a significant portion of our nonpractical educational activities being temporarily offered through our online platform (rather than on-site), and the calendar of our practical educational activities being rescheduled to when authorities allowed on-campus activities to resume. As of the date of this annual report, all lockdown restrictions have been revoked by Brazilian authorities in our campus locations and we successfully resumed our on-campus activities and classes.

In addition, during 2020, certain Brazilian states issued decrees granting mandatory discounts to our students because of the COVID-19 pandemic. These mandatory discounts were suspended as their constitutionality was challenged before the Brazilian superior courts. On November 18, 2021, the Brazilian Supreme Court decided, by a majority vote, that any judicial decisions rendered in lawsuits that granted linear discounts in monthly tuition fees for private universities as a result of the COVID-19 pandemic were unconstitutional. Therefore, we ceased to apply linear discounts on any active monthly tuition fees that are related to the effects of the COVID-19 pandemic and, as of December 31, 2022, were in the process of charging back these discounted amounts from students that had benefitted from these unconstitutional decisions, in light of the final decision rendered by the Brazilian Supreme Court. For the year ended December 31, 2022, we have invoiced R$9.9 million from previous periods, net of discounts granted due to COVID-19 and net of provisions. This amount substantially arose from our subsidiary FCMPB, following a lower court decision that suspended these discounts in our favor but with restrictions on the collection in such invoices (R$33.1 million and R$6.6 million of discounts granted, net of discounts recovered, for the years ended December 31, 2021 and 2020, respectively). The outstanding balances are classified as accounts receivable.

Further, COVID-19 has exacerbated certain risks to our business, including an increased demand for information technology resources, increased risk of phishing and other cybersecurity attacks, and increased risk of the unauthorized dissemination of personal information, sensitive personal information or proprietary or confidential information about us or our customers or other third parties. In particular, we process personal data, and we therefore will be subject to the Brazilian Data Protection Law (Lei Geral de Proteção de Dados), or the LGPD. Considering that our processing of personal data has increased as a result of the measures we adopted due to the COVID-19 pandemic, if we fail to comply with any provisions provided for in the LGPD, we could be subject to lawsuits filed by the data subjects, public authorities and private associations, including those for compensation for damages arising from the violation of the data subjects’ rights, and we could be subject to the penalties provided for not only in the LGPD, but also in sectorial legislation, such as the Brazilian Consumer Defense and Protection Code (Código de Defesa do Consumidor) and the Brazilian Civil Framework of the Internet (Marco Civil da Internet). If we do not comply with the LGPD and are in turn subject to sanctions, we may suffer financial and reputational losses, which may adversely affect our financial results. See “—Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information,” “—Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption,” and “—Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.”

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

The Brazilian Federal Constitution, in Article 150, exempts production, sale and resale activities involving books. In this sense, Medcel is not taxed by the federal VAT (tax on industrial activity, or “IPI”), the state VAT (tax on sale or resale of products, or “ICMS”) and the municipal VAT (tax on services, or “ISS”). According to Brazilian federal law No. 10,865/2004, the Company is also benefited from a zero tax rate on Federal Social Contributions, PIS and COFINS, which are calculated on gross revenue. If the Brazilian government or tax authority or the Brazilian superior courts decide to change or review the tax treatment for the production or sales of books (including digital books and e-readers), and we are unable to pass any cost increase onto our students, our results may be materially adversely affected.

Moreover, in October 2021, more than 130 countries agreed to implement a minimum tax regime for multinational groups, known as Pillar Two, to reform the international corporate taxation. Pillar Two aims to ensure that multinational groups in scope are liable to a minimum effective corporate tax rate of 15% per country. In December 2021, the OECD released the Pillar Two model rules—accompanied by a comment and guidelines—which are due to be passed into national legislation but adapted by local conditions. The management closely monitors the progress of the legislative process in each country in which the Group operates. As of December 31, 2022, we did not have sufficient information to determine any potential quantitative impact.

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

In addition, we may also be adversely affected by any changes in the laws and regulations applicable to post-secondary education institutions, particularly by changes related to: (i) any revocation of accreditation of private educational institutions; (ii) the imposition of controls on monthly tuition payments or restrictions on the profitability of private educational institutions; (iii) faculty credentials; (iv) academic requirements for courses and curricula; (v) infrastructure requirements of campuses, such as libraries, laboratories and administrative support; (vi) the “Mais Médicos” program; (vii) the promulgation by the MEC of new rules and regulations affecting post-secondary education, in particular with respect to distance learning programs; and (viii) any local restrictions that may be re-imposed to curb the impact of the COVID-19 pandemic in the places we operate.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2022, we were party to 337 agreements, with third-party authors with respect to educational content. As of December 31, 2022, we owned 299 trademark registrations in Brazil, and we have also sought to register six trademarks abroad, in the United States and in the European Union. As of the date of this annual report, we have 129 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 297 registered domain names in Brazil. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “AFYA” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

In addition, Mr. Nicolau Carvalho Esteves, our co-chairman, is currently party to a public civil proceeding filed by the federal prosecutor’s office against Mr. Carvalho Esteves and other individuals in connection with certain irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. In February 2022, a decision was issued, dismissing the motions submitted by the public prosecutor’s office, and, to date no appeal has been filed by the public prosecutor’s office. The risk of loss in these proceedings is classified as remote by external counsel. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits. We cannot guarantee that the results of these proceedings will be favorable to Mr. Carvalho Esteves and any adverse decision may damage our reputation, which may have an adverse effect on our business, results of operations and the price of our Class A common shares. For further information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Legal Proceedings.”

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

Lease agreements with terms lasting less than five years are not entitled to a right of compulsory renewal and, as a result, the lessor has the right to refuse renewal of the lease upon expiration of its term. The lease agreements relating to our campuses generally have terms lasting from five to 30 years and are renewable in accordance with applicable Brazilian lease laws. If we are forced to close any of our campuses due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

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

We could be adversely affected if we are unable to pass on increases in our costs and expenses to our students by adjusting our monthly tuition fees.

Our primary source of income is the monthly tuition payments we charge to our students. Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 53.1%, 53.1% and 53.3% of such costs and expenses for the years ended December 31, 2022, 2021 and 2020, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees, or if we are unable to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

In addition, our utilities expenses (comprised mainly of water, electricity and telephone expenses) represented 1.1%, 0.8% and 0.7%, respectively, of our costs of services and general and administrative expenses. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students by increasing the amounts of their monthly tuition fees, for example as a result of ongoing political and economic instability in Brazil or globally, our operating results may be adversely affected.

If we are not able to attract and retain students, or are unable to do so without decreasing our tuition fees, our revenues may decline.

The success of our business depends primarily on the number of students enrolled in our programs and the tuition fees that they pay. Our ability to attract and retain students depends mainly on the tuition fees we charge, the convenient locations of our facilities, the infrastructure of our campuses and the quality of our programs as perceived by our existing and potential students. These factors are affected by, among other things, our ability to (i) respond to increasing competitive pressures, (ii) develop our educational systems to address changing market trends and demands from post-secondary education institutions and students, (iii) develop new programs and enhance existing programs to respond to changes in market trends and student demands, (iv) adequately prepare our students for careers in their chosen professional occupations, (v) successfully implement our expansion strategy, (vi) manage our growth while maintaining our teaching quality and (vii) effectively market and sell our programs to a broader base of prospective students. If we are unable to continue to attract new students to enroll in our programs and to retain our current students without significantly decreasing tuition, for example as a result of changes in our students’ preferences due to economic uncertainty or volatility, our revenues and our business may decline and we may be adversely affected.

Our Digital Services segment is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Afya has three reporting segments: (1) Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs; (2) Continuing Education, which provides specialization programs and graduate courses for physicians; and (3) Digital Services, which provides digital solutions for all stages of a medical career. This business unit is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription), and Business to Business (which provides access and demand for the healthcare players).

Undergrad segment revenues are related to the intake process and monthly tuition fees charged to students over the period; accordingly, this segment generally is not subject to significant fluctuations from quarter to quarter. Continuing Education segment revenues are related to monthly intakes and tuition fees and generally is not subject to significant fluctuations from quarter to quarter. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic generally do not experience significant fluctuations resulting from seasonality, Medcel’s revenue is concentrated in the first and last quarter of the fiscal year due to the period of enrollments of Medcel’s clients. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the fiscal year than in the second and third quarters of the fiscal year.

In addition, the deterioration of Brazilian macroeconomic conditions as a result of, among other factors, the COVID-19 pandemic, resulted in the reduction of the disposable income of current and prospective customers of our Continuing Education, leading to the postponement of their residency and post-graduate specialization plans, consequently reducing the demand for our residency preparatory courses and medical post-graduate specialization programs. Uncertain economic conditions have also affected the decision to purchase products that are not of primary need for the doctor, especially for post-graduate specialization programs. Regarding the preparatory courses, it is worth adding that there was a drop in demand in the courses with short duration due to the uncertainty on whether there would be exams or any related delays.

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

We may face risks relating to the expansion, including through acquisitions, of our Digital Services segment, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescriptions. Companies operating in this segment are subject to significant execution risk since they are providing new digital features and developing a new market, where the technological needs, the expectations of our customers and market standards change rapidly. As such, we may have to quickly modify our products and services to adapt to new digital education technologies, practices and standards.

In addition, the success of our digital education programs depends on the general population having easy and affordable access to the internet, as well as on other technological factors that are outside of our control. If the internet becomes inaccessible or access costs increase to levels higher than current prices, or if the number of students interested in digital education educational methods does not increase, we may be unable to successfully implement our digital education program strategy, which would have an adverse effect on our growth strategy.

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

Cyber-attacks are becoming more sophisticated and pervasive. Across our business, we hold large volumes of personally identifiable information, including that of employees, institutions, customers, students and parents, legal guardians, patients, physicians and clients (B2B and B2C). Individuals have tried and may continue to try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach of our systems could result in a devastating impact on our reputation, financial condition or student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business.

In particular, data protection and privacy laws are developing rapidly to take into account the changes in cultural and consumer attitudes towards the protection of personal data. In operating our business and selling our products and services to customers, we and our subsidiaries collect, use, store, transmit and otherwise process employee and customer data, including sensitive personal data. As a result, we and our subsidiaries are subject to a variety of laws and regulations in Brazil, as well as contractual obligations, regarding data privacy, security and protection. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships.

Privacy, information security, and data protection are significant issues globally. The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. The occurrence of unanticipated events and the development of evolving technologies often rapidly drive the adoption of legislation or regulation affecting the use, collection or other processing of data and the manner in which we conduct our business. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer protection-related laws, regulations, orders or industry standards in one or more jurisdictions could expose us to costly litigation, significant awards, fines or judgments, civil and criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations.

We rely upon a third-party data center service provider to host certain aspects of our platform and content and any disruption to, or interference with, our use of such services could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation, and harming our business.

We utilize data center hosting facilities from a global third-party service provider to make certain content available on our platform. Our operations depend, in part, on our provider’s ability to protect its facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our provider’s facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

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

In particular, on August 14, 2018, the President of Brazil approved the LGPD, which came completely into force on August 1, 2021. The LGPD is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing, storage and any operation carried out with personal data (including personal data of clients, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Specifically, the LGPD establishes, among other things, data subjects’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and international data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, “ANPD”), for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. In the event of non-compliance with the LGPD, we may be subject to penalties, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000) of our revenue; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to six months, which can be extended for an equal period until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. In addition, the LGPD creates a private cause of action, which means we are subject to both class-based and individual claims for violations of the LGPD. The application of sanctions by the ANPD has been further regulated by the Regulations on the Application of Administrative Sanctions, dated August 27, 2023, as a result of which the ANPD will now be able to apply administrative sanctions based on clearer and more established guidelines and requirements.

While we are in the process of putting in place systems and processes to comply with the LGPD, we cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities, in particular ANPD, or by courts, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are yet unknown, we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.

Any additional privacy laws, rules or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and administrative procedures, and result in the imposition of material penalties and fines under state and federal laws or regulations, which could seriously harm our business, financial condition or results of operations. Any failure, real or perceived, by us to comply with our privacy policies or with any regulatory requirements or orders or other local, state, federal or international privacy or consumer protection-related laws and regulations could cause customers to reduce their purchases of our products and services and could materially and adversely affect our business.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations.

We operate in jurisdictions that have a high risk for corruption and we are subject to various anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846/2013, also known as the Clean Company Act (and Decree No. 11,129/2022 that regulates the Clean Company Act), Brazilian Federal Law No. 9,613/1998, as amended by Brazilian Federal Law No. 12,683/2012, and Brazilian Federal Law No. 8,429/1992, as amended by Brazilian Federal Law No. 14,230/2022, in addition to the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries.

Anti-corruption laws are interpreted broadly and prohibit us and our collaborators from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. Although we strongly condemn the practice of corruption and bribery by promoting a culture of ethics and through our integrity program, we or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We use third-party collaborators, and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, deregulation advocacy, field testing, and other purposes. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

Anti-money laundering, anti-bribery, anti-corruption and sanctions laws and regulations to which we are subject require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and to keep our customer, account and transaction information up to date. We have implemented and are in the process of reviewing our policies and procedures detailing what is required from those responsible, but all such policies may not be completed or may not be fully in effect as of the date of this annual report (in particular, our policies relating to sanctions laws and regulations). In addition, we rely heavily on our employees to assist us by spotting such illegal and improper activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. In addition, we rely upon our relevant counterparties to a large degree to maintain and appropriately apply their own appropriate compliance measures, procedures and internal policies. Accordingly, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. If we are unable to apply the necessary scrutiny and oversight of employees, third parties to whom we outsource certain tasks and processes or counterparties, we increase the risk of regulatory breach.

Violations of – or even accusations of or associations with violations of – anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), forfeiture of significant assets and reputational harm. Non-compliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our reputation, business, results of operations, and financial condition.

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated section, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, or the FRA, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

We and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020. If we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules. These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Consequently, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected. For details of the controls mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

In the past (2020), we have identified material weaknesses in our internal control over financial reporting (which has been remediated in 2021), and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as the laws, regulations and policies standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information, the trading price of our Class A common shares could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Failure to remedy any future material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies in the United States, could also restrict our future access to capital markets and reduce or eliminate the trading market for our Class A common shares.

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

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including, without limitation, the risks described in this “Risk Factors” section. Based on the classifications used by the Taskforce on Climate-Related Financial Disclosures, we consider that there are two primary sources of climate change-related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns:

•	Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, or floods;
•	Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels;

The main physical risks that can impact us are acute physical risks that can disrupt our supply chain, or prevent our schools from operating normally.

Transition risks refer to actions to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market and technology changes:

•	Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly considered.
•	Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy-efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system. One of our strategies to minimize our carbon footprint is to reduce the number of physical pages we print as part our printed educational materials by making those educational materials available to students digitally on our online platform.

Policy actions generally fall into two categories: those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of policy changes depend on the nature and timing of the policy change.

Our schools may be adversely affected by increased regulatory requirements going forward as a result of the increasing importance of environmental matters, which may indirectly affect our business. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition, and results of operations.

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. This scenario is further aggravated when analyzed together with the impacts of the COVID-19 pandemic, which may adversely affect our business, operations, results and share price.

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

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, on October 30, 2022, Luis Inácio Lula da Silva won the Brazilian presidential election and took office on January 1, 2023. It is unclear if and for how long the political divisions that arose before the election will continue under President Lula’s presidency and the effects that such divisions will have on his ability to govern Brazil and implement reforms. Since the results of the presidential election have been announced and as of the date of this annual report, certain groups formed by extreme supporters of the defeated candidate have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. Any attempts to contest or otherwise undermine the results of the election, or other potential threats to the democratic system, may result in deterioration of the political environment and, as a consequence, affect the confidence of investors and the general public. The continuation of any such political divisions may result in a congressional impasse, political unrest, protests or strikes that materially adversely affect us.

In addition, uncertainties relating to the implementation by the new Brazilian government of changes to monetary, fiscal and social security policy and related legislation may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian capital markets. Aa failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations. Any of the above factors may harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.5%, 10.1% and 5.8% as of December 31, 2020, 2021 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil decreased from 14.25% as of December 31, 2015, to 4.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. On February 7, 2018, the COPOM reduced the base interest rate (Sistema Especial de Liquidação e Custódia) or the SELIC rate, to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The COPOM reconfirmed the SELIC rate of 6.50% on May 16, 2018, and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The COPOM reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019 and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020, to 2.00% on August 5, 2020. On March 17, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the SELIC rate to 3.50% on May 5, 2021, to 4.25% on June 16, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 10.75% on February 2, 2022 and to 11.75% on March 16, 2022. As of the date of this annual report, the SELIC rate is 13.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and our financial condition.

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

The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.3% depreciation in the real against the U.S. dollar during 2020. On December 31, 2022, the exchange rate of U.S. dollar as reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. As of April 26, 2023, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.059 per US$1.00, which reflected an appreciation of 3.1% in the real against the U.S. dollar since December 31, 2022. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, a growth of 1.0% in 2017, a growth of 1.1% in 2018 and 1.1% in 2019, a contraction of 4.1% in 2020, a growth of 4.6% in 2021, and a growth of 3.0% in 2022. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, including as a result of, among other things, the ongoing war between Russian and the Ukraine, the COVID-19 outbreak, the United Kingdom’s decision to leave the European Union, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. On April 7, 2020, the rating was reaffirmed as BB- with a stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending would adversely affect the fiscal performance in 2020. On November 30, 2021 and June 15, 2022, Standard & Poor’s further reaffirmed Brazil’s rating at BB- with a stable outlook.
•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 with a stable outlook. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook. On May 25, 2021 and April 12, 2022, Moody’s further reaffirmed Brazil’s rating at Ba2 with a stable outlook.

•	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a negative outlook. On December 14, 2021, Fitch further reaffirmed Brazil’s credit rating at BB-negative with a negative outlook. On July 14, 2022, while reaffirming Brazil’s credit rating at BB-negative, Fitch changed its outlook on Brazil’s credit rating to a positive outlook.

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

The concentration of ownership and voting power in Bertelsmann, our controlling shareholder, limits your ability to influence corporate matters.

Bertelsmann, our controlling shareholder, as of the date of this annual report, owns 63.5% of our outstanding Class B common shares, which, together with its ownership of 20.4% of our outstanding Class A common shares, represent approximately 41.5% of our issued share capital and 59.4% of the voting power of our issued share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares trading on NASDAQ, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, Bertelsmann and the Esteves Family will control the outcome of all of our decisions at our shareholders’ meetings, and Bertelsmann alone is able to elect a majority of the members of our board of directors. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

So long as Bertelsmann and the Esteves Family continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control the outcome of all decisions at our shareholders’ meetings. For example, if our Class B common shares amounted to 15% of our outstanding common shares, beneficial owners of our Class B common shares (consisting of the Esteves Family and Bertelsmann), would collectively control 63.8% of the voting power of our outstanding common shares. If Bertelsmann sells or transfers any of its Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if Bertelsmann sells or transfers them means that Bertelsmann will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that it will retain. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of our dual class equity structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.”

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

As of December 31, 2022, we have outstanding 47,920,068 Class A common shares and 45,802,763 Class B common shares which, except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

As of December 31, 2022, 150,000 Series A perpetual convertible preferred shares were outstanding, representing approximately 6.6% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis. Holders of Series A perpetual convertible preferred shares are entitled to a cumulative dividend at the rate of 6.5% per annum. Because holders of our Series A perpetual convertible preferred shares are entitled to vote on certain matters described in “—SoftBank and any other holders of our Series A perpetual convertible preferred shares may exercise influence over us,” the issuance of the Series A perpetual convertible preferred shares, and the subsequent issuance of additional Series A perpetual convertible preferred shares, effectively reduce the relative voting power of the holders of our common shares.

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

As of December 31, 2022, outstanding Series A perpetual convertible preferred shares represented approximately 6.6% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis. The terms of the Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares by a separate class vote for us to take the following decisions, among others described in the respective certificate of designations:

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

The dual class equity structure of our common stock has the effect of concentrating voting control with Bertelsmann; this will limit or preclude your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share, and each Class B common share entitles its holder to 10 votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the 10-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Esteves Family and Bertelsmann) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

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

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization (by way of a scheme of arrangement) of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2022. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirement for PFIC status. Such a U.S. investor may be subject to certain adverse U.S. federal income tax consequences. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our affairs are governed principally by (i) our Amended and Restated Memorandum and Articles of Association; (ii) the Companies Act; and (iii) the common law of the Cayman Islands. As provided in our Amended and Restated Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

We were founded in 1999 with the opening of our first medical school, Centro Universitário ITPAC, by the Esteves Family, a family of medical professionals with a passion for medical education. Since its inception, our focus has been medical and related health courses. As of December 31, 2022, 18,104 physicians had graduated with us since the founding of our predecessor companies. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of December 31, 2022, had 58,200 undergrad students, of which 35,935 were health-related students and 22,265 were non-health related students.

Medcel, which was incorporated into Afya Brazil in 2019, was founded by Dr. Atilio Barbosa in 2004, a pioneer in online medical preparatory courses. In 2007, Medcel launched a proprietary platform to broadcast online classes. Over the years, Medcel evolved from its online platform into an adaptive digital learning environment where students can access digital media, watch medical case studies, listen to podcasts and answer personalized quizzes. Finally, in 2018, Medcel began offering its high-quality tech-enabled content in different formats and to other academic institutions. As of December 31, 2022, Medcel had 14,569 enrolled students and provided residency preparatory courses to 16 partner institutions, as part of our B2B distribution network.

In 2016, the private equity group Crescera Investimentos (formerly Bozano Investimentos) joined forces with Afya Brazil and Medcel, laying out the foundations for the creation of the largest medical education group in Brazil. See “—BR Health Investment in Afya Brazil” below. Crescera has since sold its interest in Afya to Bertelsmann. See “— Acquisition of Crescera Shares by Bertelsmann” below.

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

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and were hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Deloy Capobianco Gibbon, has over 14 years of experience in education. Our CFO, Luis André Blanco, has over 13 years of experience as CFO, and Lélio de Souza Junior, our Vice President of Innovation & Digital Services, has more than 23 years of experience in tech companies.

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

Organic Growth and Entry into Adjacent Markets

In 2018, the MEC awarded new licenses to Afya Brazil, allowing it, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, to operate seven new medical schools through the “Mais Médicos” program, with an aggregate amount of 350 new medical school seats per year. As of December 31, 2022, six of these campuses are already operating, as described below. We expect an additional campus to start operations in 2023.

On May 9, 2019, we consummated the acquisition of IPEMED, marking our entry into the medical graduate and specialization segment. IPEMED is a leading medical graduate school founded over 13 years ago, with over 2,300 students across eleven different campuses.

On October 2, 2020, we announced that the Secretary of Regulation and Supervision of Higher Education of the MEC granted authorization to Afya to operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under the Mais Médicos II program. This medical school is the first authorized in connection with the “Mais Médicos” program for Afya and will contribute 50 seats to our operating seats base. Santa Inês is one of the seven undergraduate campuses Afya was awarded in 2018 in connection with the “Mais Médicos” program, the largest number awarded to any education group. As of December 31, 2022, the campus is operational.

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

On February 23, 2022, we announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetutuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under the Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats. As of December 31, 2022, the campuses are operational.

On March 16, 2022, the Secretary of Regulation and Supervision of Higher Education of MEC authorized the operation of medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under the Mais Médicos II program (our fifth and sixth authorized schools under the Mais Medicos II program, respectively). Each medical school will contribute with 50 seats. As of December 31, 2022, the campuses are operational.

On March 18, 2022, the Secretary of Regulation and Supervision of Higher Education of MEC authorized 28 seats additional at Centro Universitário São Lucas in Ji-Parana State of Rondônia. With this authorization, we reach 2,759 approved seats. The earn-out related to the seats approval is R$800,000 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.

On December 29, 2022, Afya announced that MEC authorized the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna, located in the state of Bahia. No additional commitment is required regarding this authorization.

The acquisitions of PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, RX PRO, Além da Medicina, Cardiopapers and Glic marked our evolution in the digital health services sector, complementing our end-to-end offering to healthcare professionals. For more information on PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, RX PRO, Além da Medicina, Cardiopapers and Glic, see “—B. Business Overview.”

BR Health Investment in Afya Brazil

In 2016, BR Health (which merged into Afya Brazil on March 29, 2019) acquired a 30% interest in the share capital of Afya Brazil from certain members of the Esteves Family (which has since increased to 41.5% following share capital increases and the subscription of new shares by BR Health). The acquisition was secured by the following guarantees by certain members of the Esteves Family (and/or companies controlled by them at the time) in favor of BR Health with respect to certain indemnification obligations of certain members of the Esteves Family members: (i) a fiduciary assignment of 70% of certain educational services credit rights of IESVAP up to August 2022, (ii) a pledge of shares pursuant to which Nicolau Carvalho Esteves pledged 308,998 common shares owned by him in Afya Brazil, and Rosângela de Oliveira Tavares Esteves pledged 92,859 common shares owned by her in Afya Brazil, valid up to April 2024 and which can be partially released on certain dates subject to certain conditions being met, and (iii) mortgages (hipotecas) over land located in Araguaína and Porto Nacional in the State of Tocantins. Certain of the guarantees were amended in 2018 to cover certain Esteves Family indemnification obligations in connection with the IPTAN and IESVAP transactions.

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

On March 29, 2019, BR Health (a wholly-owned subsidiary of Crescera that controlled Guardaya), and Guardaya (which owns 100% of Medcel and CBB Web) merged into Afya Brazil, resulting in the transfer to Afya Brazil of 100% of Medcel and CBB Web and 15% of UEPC, a medical school located in the Federal District.

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

Initial Public Offering and Equity Follow-on Offering

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

The key terms of the Series A perpetual convertible preferred shares, as set forth under the relevant certificate of designations, are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. dollars in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A perpetual convertible preferred shares into 5,917,888 common shares, at an initial conversion price established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Series A Perpetual Convertible Shares” and note 13.2.1(d) to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, SoftBank and its affiliates would beneficially own approximately 6.6% of the total shares of the Company (on an as-converted basis for the Series A perpetual convertible preferred shares).

Acquisition of Crescera Shares by Bertelsmann

On June 7, 2021, we announced that an affiliate of Bertelsmann acquired the entirety of the 23,074,134 Class B Afya’s common shares held by Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, or “Crescera Educacional,” pursuant to a provision in Afya’s amended and restated memorandum and articles of association then in effect and the shareholders agreement between the Esteves Family and Crescera Educacional, which granted Bertelsmann the right to acquire Crescera Educacional’s Class B common shares and become a party to the shareholders’ agreement.

Bertelsmann is a media, services and education company that operates in about 50 countries around the world. It includes the entertainment group RTL Group, the trade book publisher Penguin Random House, the music company BMG, the service provider Arvato, the Bertelsmann Printing Group, the Bertelsmann Education Group and Bertelsmann Investments, an international network of funds. Since Afya’s inception, Bertelsmann has indirectly held a stake in Afya through its investment in Crescera Educacional. In addition, Bertelsmann had Daulins Emilio, the Managing Director at Bertelsmann Brazil Investments (BBI) and Head of the Bertelsmann Corporate Center in Brazil, as a member of Afya’s board of directors since 2019. In connection with such transaction, Bertelsmann appointed Kay Krafft and Shobhna Mohn as members of Afya’s board of directors.

Acquisition of our Corporate Control by Bertelsmann

On May 4, 2022, we announced the closing of the transaction whereby Bertelsmann acquired 6,000,000 of our Class B common shares from the Esteves Family, at a purchase price of US$26.90 per share. As a result of the closing of the transaction, Bertelsmann came to beneficially own approximately a 57.5% voting interest in Afya. We further announced that we entered into a new CEO executive employment agreement with Virgilio Gibbon, extending its period through May 2027. The extension was made in connection with the increase of Bertelsmann’s stake in Afya to continue to execute the expansion in the medical education business and the deployment of the Afya Digital Health strategy.

B.       Business Overview

We are the leading medical education group in Brazil based on number of private medical school seats, according to a MEC report as of December 31, 2022, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, medical post-graduate specialization programs and continuing medical education activities, or CME, including through digital health services.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

We have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 13 Brazilian states, and our digital medical platform is available across Brazil. As of December 31, 2022, our network of 45 undergraduate and graduate medical school campuses consisted of 32 undergrad operating units (units that have been approved by MEC and that have commenced operations) and six approved units (units that have been approved by MEC but that have not yet commenced operations), compared to 30 and 25 operating units as of December 31, 2021 and as of December 31, 2020, respectively. As of December 31, 2022, our network of 2,823 medical school seats consisted of 2,773 operating seats (seats that have been approved by MEC and that have commenced operations) and 50 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 2,481 and 1,893 operating seats as of December 31, 2021 and as of December 31, 2020, respectively. We plan to expand our network by opening, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, the seven approved medical school campuses we were awarded in connection with the “Mais Médicos” program (the Brazilian federal government initiative to reduce shortages of doctors in the most underserved and vulnerable regions of Brazil) by December 31, 2022, taking our total to 30 operating medical school campuses in 13 Brazilian states and approximately 2,773 available medical school seats per year.

Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical postgraduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

The acquisition of PEBMED, MedPhone, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, RX PRO, Além da Medicina, Cardiopapers and Glic marked our evolution in the digital health services sector, complementing our end-to-end offering to healthcare professionals.

Through PEBMED, we acquired three different products: (i) Whitebook, a mobile and web application that assists doctors and medical professionals in clinical daily decision-making; (ii) Nursebook, a mobile application that assists nurses in clinical decision-making; (iii) Portal PEBMED, a website that offers free content, including opinions, papers and updates in connection with medical news and scientific publications. PEBMED has more than 200,000 monthly active users on the Whitebook platform and approximately 1.3 million monthly active users to Portal PEBMED. The acquisition expanded our products and services offerings and offers significant cross-sell and upsell opportunities.

iClinic is a SaaS model physician focused technology company and one of the leading medical practice management software in Brazil. They seek to empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. Their portfolio includes: (i) Electronic Medical Record: the first electronic medical record as a SaaS model in Brazil focused on the physician experience; (ii) Clinical Management System: with this software doctors can schedule patients online, organize their financial records, use marketing tools to promote their clinics and others; (iii) Telemedicine: a platform to provide online consultations fully integrated with doctor’s schedule and records; and (iv) Physicians Marketplace: a website that connects doctors and patients to schedule consultations. As of December 31, 2022, the software had almost 23,000 users. The platform is currently used for almost 21 million medical consultations per year, of which around 115,000 were through telemedicine and prescribed more than 6,000,000 electronic medical prescriptions.

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

Cliquefarma is a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. Users of Cliquefarma can search for medications or healthcare products and compare prices from over 5,600 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their ads, and a cost-per-acquisition model, where drugstores pay for each concluded sale. In 2022, Cliquefarma generated traffic of 21.2 million visitors.

Shosp is a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients’ appointments, medical records, marketing, and others. The acquisition of Shosp reinforces the digital prescription digital pillar and creates synergies with iClinic and Medicinae solutions.

RX PRO is a Digital Platform that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO has already delivered free samples to more than 58,000 physicians with an innovative digital experience, with a Net Promoter Score, or NPS, of 82.4 and as of today has more than 19 pharmaceutical companies using its platform. RX PRO is monetized by providing a B2B subscription service to the pharmaceutical industry.

Além da Medicina is an online medical content platform for physicians and medical students that provides educational tools and technical medical content to assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians. Além da Medicina had more than 9,000 subscribers as of December 31, 2022, and more than 120,000 followers on Instagram.

Cardiopapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy. Cardiopapers had 8,046 students in 2022 and almost 260,000 followers on Instagram. The platform includes more than ten courses, such as a cardiology specialist degree preparatory course, cardiological emergencies course, preoperative course, dyslipidemia course, electrocardiogram (EKG) course and diabetes course, exploring the cardiologic medical field and also expanding to other medical areas.

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers.

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

As of December 31, 2022, we had 58,200 enrolled students, compared to 61,118 enrolled students as of December 31, 2021, representing a decrease of 4.8% for 2022, and 36,206 enrolled students as of December 31, 2020, representing an increase of 68.8% for 2021, primarily as a result of our acquisitions in the year ended December 31, 2021. See “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Our business model is characterized by high revenue visibility and operating leverage. Approximately 90% of our historical revenue for the years ended December 31, 2022, 2021 and 2020 was composed of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 48% of our total growth in terms of revenue in 2022, 80.5% of our total growth in terms of revenue in 2021 and 54.0% of our total growth in terms of revenue in 2020) and (ii) organic growth (which represented approximately 52% of our total growth in terms of revenue in 2022, 19.5% of our total growth in terms of revenue in 2021, and 46.0% of our total growth in terms of revenue in 2020), has led to growth, profitability and cash generation:

•	Our revenue totaled R$2,329.1 million, R$1,719.4 million and R$1,201.2 million in the years ended December 31, 2022, 2021 and 2020, respectively, representing a compound annual growth rate, or CAGR, of 38.95% since 2020;
•	Medical school’s tuition fees represented 77.1%, 75.9% and 73.7% of our historical undergraduate programs combined tuition fees in 2022, 2021 and 2020, respectively. The average monthly ticket for medical school tuition fees was R$9,400 for the year ended December 31, 2022, which represented an increase of 9.1% from R$8,615 for year ended December 31, 2021, which, in turn, represented an increase of 6.8% from R$8,065 for year ended December 31, 2020;
•	Residency preparatory course, continuing medical education, medical post graduate specialization programs offerings and digital services totaled R$298.8 million, R$224.9 million and R$200.3 million in revenue for the years ended December 31, 2022, 2021 and 2020, respectively;
•	We generated net income of R$392.6 million, R$242.3 million and R$308.0 million in the years ended December 31, 2022, 2021 and 2020, respectively, representing a CAGR of 12.9% since 2020;
•	Our Adjusted EBITDA totaled R$962.1 million, R$754.9 million and R$563.1 million in the years ended December 31, 2022, 2021 and 2020, respectively, representing a CAGR of 30.7% since 2020;

•	Our Operating Cash Conversion Ratio was 94.4%, 100.8% and 75.7% for the years ended December 31, 2022, 2021 and 2020, respectively.

Quality is a cornerstone of our value proposition. As of December 31, 2022, our average General Course Index score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 3.32 on a scale of 1 to 5, compared to the Brazilian average of 3.13.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats.

In 2022, the successful opening of four Mais Médicos campuses—Abaetetuba, Bragança, Itacoatiara, and Manacapuru—added 200 new medical seats to our portfolio. As of the date of this annual report, six of these campuses are already in operation. The continued operation of certain of these campuses was subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. See “Item 4. Information on the Company—Business Overview—Our Geographic Presence.”

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

Our recent acquisitions, which were all made through Afya Brazil, include:

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

In connection with the acquisition there are 72 additional seats still pending approval that, if approved by MEC, will result in a potential additional payment by us of up to R$57.6 million, as adjusted by the CDI rate. On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia, resulting in a consideration to be transferred of R$22.4 million, as adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% was paid in April 2022, and (ii) 50% is payable in cash in two equal installments through 2024.

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

FESAR

On November 3, 2020, we acquired 100% of the total share capital of FESAR. FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the State of Pará.

The aggregate purchase price was R$260.8 million, including the CDI rate adjustment from the signing date and the real state of the operation, estimated at R$17.3 million, of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$1.5 million and was paid on February 25, 2021. This acquisition contributed 120 medical school seats to us.

MedPhone

On November 4, 2020, we acquired 100% of the total share capital of MedPhone. The net purchase price was R$6.4 million, and was paid in cash on the acquisition date. MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis.

On September 20, 2022, we completed the merger of MedPhone with and into Afya Brazil, in order to simplify our corporate structure.

FCMPB

On November 9, 2020, we acquired 100% of the total share capital of FCMPB. FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in the State of Paraíba.

The total net purchase price of R$379.9 million was adjusted to R$378.8 million and comprised (i) R$189.9 million paid in cash on the transaction closing date, and (ii) R$188.9 million payable in cash in four equal installments through 2024, adjusted by the CDI rate. The acquisition contributed 157 medical school seats to us.

iClinic

On January 21, 2021, we acquired 100% of the total share capital of iClinic. iClinic is a SaaS model physician focused technology company and the leading practice management software in Brazil. This software empowers doctors to be more independent and have more control over the non-medicine aspect of their practices by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare. The aggregate purchase price of R$191.1 million is comprised of: (i) R$119.6 million, or 62.6%, was paid in cash; and (ii) R$71.5 million, or 37.4%, was settled with Afya’s shares on the transaction closing date.

Medicinae

On March 25, 2021, we acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price of R$9.2 million is comprised of: (i) R$5.6 million of which 100% was paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up of R$4.4 million is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3.6 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date. There was no contingent consideration balance as of December 31, 2022.

Medical Harbour

On April 8, 2021, we acquired 100% of the total share capital of Medical Harbour, which offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price of R$11.3 million is comprised of: (i) R$5.0 million of which 100% was paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up to R$9.0 million is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6.3 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date. As of December 31, 2022, there was a contingent consideration of R$4.1 million.

Cliquefarma

On April 16, 2021, we acquired 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. The aggregate purchase price of R$22.1 million is comprised of: (i) R$16.2 million paid in cash; (ii) R$3.0 million settled with Afya’s shares on the transaction closing date; and (iii) an earn-out (“contingent consideration”) of R$3.0 million is payable in relation to product development. The contingent consideration of R$2.9 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Shosp

On May 13, 2021, we acquired 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$7.9 million is comprised of: (i) R$5.9 million paid in cash; (ii) R$454 thousand in consideration to be transferred; and (iii) an earn-out (“contingent consideration”) of up to R$1.8 million payable in relation to product development. The contingent consideration of R$1.6 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date. As of December 31, 2022, there was a contingent consideration of R$2.2 million.

UNIFIPMoc

On June 1, 2021, we acquired 100% of the total share capital of UNIFIPMoc. The aggregate purchase price was R$328.3 million paid in cash at date of acquisition. As of December 31, 2022, there were 40 additional seats still pending approval, which, if approved by MEC, would result in a potential additional payment of up to R$50.0 million. UNIFIPMoc is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degree programs in medicine and healthcare, as well as in other courses, in the states of Minas Gerais and Bahia.

Unigranrio

On August 4, 2021, we acquired 100% of the total share capital of Unigranrio. The original aggregate purchase price was R$626.1 million, which was later adjusted to R$619.0 million as result of net debt adjustments. R$375.7 million, or 60% of the purchase price, was paid in cash on the closing date, and the remaining R$243.3 million, or 40%, will be paid in four equal annual installments, adjusted by the CDI rate. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90.2 million. Unigranrio is a post-secondary education institution with government authorization to offer on-campus, undergraduate medical and health-related courses in the state of Rio de Janeiro and Santa Catarina.

Following our acquisition of the Unigranrio entities, on September 21, 2022, we liquidated and dissolved Sociedade Educacional de Palhoça S/S Ltda., and on January 16, 2023 we completed the merger of Instituto de Ensino Superior de Palhoça S/S with and into Companhia Nilza Cordeiro Herdy de Eduação e Cultura, in order to simplify our corporate structure.

RX PRO

On October 1, 2021, we acquired 100% of the total share capital of RX PRO, a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO does this by delivering free samples to a community of pre-selected physicians and offering medical updates regarding pharmaceutical products and treatments in a fast and efficient way for doctors. RX PRO incorporates the digital prescription pillar and further strengthens Afya’s digital ecosystem thesis. The aggregate purchase price paid to sellers was R$45.6 million, of which R$30.3 million was paid in cash and R$5.1 million paid in Afya stock. An earn-out of up to R$21 million can be paid related to gross revenue achievements for 2022, 2023 and 2024. The contingent consideration of R$10.2 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date. As of December 31, 2022, there was a contingent consideration of R$1.8 million.

Garanhuns

On November 5, 2021, the Secretary of Regulation and Supervision of the MEC authorized the operation of a medical school in Garanhuns in the State of Pernambuco. This authorization is in connection with a previous request made by ITPAC, a subsidiary of Afya Brazil, to expand their operation and open a branch in the city of Garanhuns, before the consolidation of Afya. As a result, we acquired 100% of Garanhuns. The purchase price is to be paid as follows: (i) R$54.0 million in cash on the closing date of the transaction; and (ii) R$54.0 million in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second anniversary of the closing date of the transaction.

Além da Medicina

On March 4, 2022, we acquired 100% of the total share capital of Além da Medicina. This business combination incorporates new capabilities to the content & technology for the medical education pillar and further strengthens Afya’s digital ecosystem. The aggregate purchase price of R$26.8 million is comprised of: (i) R$14.9 million paid in cash on the transaction closing date; (ii) an earn-out (“contingent consideration”) of up of R$ 19.2 million is payable in connection with revenue target achievements for 2023 and 2024; and (iii) a price adjustment related to net debt of R$0.8 million in favor of selling shareholders. The contingent consideration of R$11.1 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date. As of December 31, 2022, there was a contingent consideration of R$12.0 million.

Cardiopapers

On April 4, 2022, we announced the closing of the acquisition of 100% of the total share capital of Cardiopapers. The aggregate purchase price of R$42 million is comprised of: (i) R$34.9 million paid in cash on the transaction closing date; (ii) an earn-out (“contingent consideration”) of up of R$15 million is payable in connection with revenue target achievements for 2023 and 2024 and other goals; and (iii) price adjustment related to net debt of R$0.3 million in favor of Afya Brazil. The contingent consideration of R$7.4 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date. As of December 31, 2022, there was a contingent consideration of R$8.0 million.

Glic

On May 23, 2022, we acquired 100% of the share capital of Glic. Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers. The aggregate purchase price of R$30.6 million comprised of: (i) R$21.6 million paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up of R$12.0 million is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$9.0 million was based on the present value of the obligation considering the facts and circumstances at the acquisition date. As of December 31, 2022, there was a contingent consideration of R$9.5 million.

DelRey

On January 2, 2023, we announced the closing of the acquisition of 100% of the total share capital of DelRey, which acquisition encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”). The transaction does not include the “UNIT” and “FITS” brands, which will be licensed to Afya during the first year of operation. The aggregate purchase price was R$825.0 million, prior to deducting DelRey’s net debt, to be paid as follows: (i) R$575.0 million in cash on the transaction’s closing date; and (ii) R$250.0 million in three annual installments, respectively, of R$150.0 million, R$50.0 million and R$50.0 million, as adjusted by the SELIC rate. There is a contingent payment related to 84 additional seats subject to approval. If the Ministry of Education approves those seats until December 31, 2024, it will result in a potential additional payment of R$1.25 million per seat in UNIT Alagoas, as adjusted by the IPCA rate between the closing date and the date of its effective payment.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil on a per-seat basis, according to MEC, we are able to identify trends and adapt our services accordingly;
•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;
•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;
•	We have the largest operating infrastructure in medical education in Brazil on a per-seat basis, according to MEC, with more than 662 partner teaching hospitals and clinics and almost 260,710 physicians and specialists in our ecosystem;
•	We believe we have developed the first instructional medical web series created globally, and we have completed the first two seasons and have already begun working on the third season;
•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation;
•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model; and
•	We started offering content and clinical tools for healthcare professionals, including mobile and web apps.

High-quality standards

Quality is a cornerstone of our value proposition. Our operating infrastructure and innovative methodological approach has achieved high levels of satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. According to Educainsights, our NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, was 41 for medical students that graduated more than five years ago, 27 for medical students that graduated more than two years ago and less than five years ago, and 38 for medical students that graduated less than two years ago. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical careers of our students. Additionally, as of December 31, 2022, our average General Course Index, which is measured and published by MEC, and is based on certain institutional planning and development, academic and management criteria, was 3.32 on a scale of 1 to 5, compared to the Brazilian average of 3.13. See “Item 4. Information on the Company—Business Overview—Regulatory Overview—Regulatory Processes of Post-secondary Education Institutions—Accreditation of Post-secondary Education Institutions and Authorization and Recognition of Programs” for further information on the General Course Index.

In addition, through our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services offered by Medcel, third-party medical schools proactively contact it seeking to adopt Medcel’s medical education content to improve their medical students’ learning experience and academic scores. As of December 31, 2022, 16 third-party schools had adopted Medcel’s medical education content compared to approximately six as of December 31, 2020.

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, calculated as the sum of sales and marketing and personnel expenses divided by student additions, which were approximately R$1,882, R$2,016 and R$2,488 per student as of December 31, 2022, 2021 and 2020, respectively, high occupancy rates of approximately 100% of medical seats in our medical schools as of December 31, 2022, 2021 and, 2020, and strong operating cash conversion of 94.4%, 100.8% and 75.7% as of December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, our Life Time Value (LTV) was R$425,658, calculated as the sum of R$70,943 gross income per student divided by 17% (to account for one-sixth of the student base graduating every year). As of December 31, 2021, our Life Time Value (LTV) was R$353,404, calculated as the sum of R$58,901 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year). As of December 31, 2020, our Life Time Value (LTV) was R$286,227, calculated as the sum of R$47,704 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year).

Contracted growth: We have contracted growth visibility into medical schools that are in the initial six years of operations as a result of the six-year maturation cycle of our medical school seats. This cycle begins when a medical school becomes operational, with a first year medical school class that progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats). Since the maximum number of medical seats per medical school is set by regulation, the only way to grow our medical school seats, and thus our numbers of enrollments, is through acquisitions or starting new medical schools. As of December 31, 2022, we had 2,823 approved medical school seats out of an expected total capacity of 22,744 medical school enrollments by 2028, which gives us visibility as to the growth potential of our revenues over the period. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation.”

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

Our consolidated operating history and our recent acquisitions entail a number of challenges, such as effectively integrating the operations of any acquired companies with our existing business and managing a growing number of campuses. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of campuses may adversely affect our strategic objectives” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects.”

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of know-how and expertise in the education sector. Our internal satisfaction survey conducted in 2022 showed employee satisfaction levels of 84 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development, and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

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

Since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and thus our number of enrollments, is through acquisitions or starting new medical schools. Assuming full compliance with applicable regulations and that our seven new “Mais Médicos” campuses mature as expected with 50 medical seats for each campus, we estimate reaching a total medical student base of 22,744 students by 2028. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

Open new campuses in connection with the “Mais Médicos” program

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, MEC had inspected six of the campuses, and the final verification was published in: (i) October 2020 for ITPAC Santa Inês; (ii) December 2020 for ITPAC Cruzeiro do Sul; (iii) February 2022 for ITPAC Abaetetuba; (iv) February 2022 for ITPAC Itacoatiara; (v) March 2022 for ITPAC Bragança; and (vi) March 2022 for ITPAC Manacapuru.

Expand our medical residency preparation enrollments base

We expect that competition for medical residencies will increase as the number of graduating physicians grows and the number of available residency seats remains static. We plan to continue to grow our medical residency exam preparation student enrollments, leveraging the academic outcome, scalability and learning experience of our digital platform.

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

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering and/or enhance our product portfolio, such as digital content platforms, continuing medical education institutions and other medical certification companies, among others. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time. We believe that we have developed a strong capability and track record of acquisitions. In 2022 to date, we acquired or invested in three companies. The acquisitions will increase our total number of approved medical school seats to 3,163 as of the date of this annual report from 2,731 as of December 31, 2021. In 2021, we acquired or invested in nine companies, which increased our medical school seats by more than 27.4% over the year. In 2020, we acquired or invested in six companies and agreed to acquire two companies, which increased our medical school seats by more than 36% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of IPEMED, enabled us to enter the graduate and specialization courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

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

As of December 31, 2022, our network consisted of a total of 45 undergraduate and graduate campuses: (i) 32 undergraduate campuses are operating units (units that have been approved by MEC and that have commenced operations)—30 of which offer a medical course, and one of which that has been approved by MEC but has not yet commenced operations, and (ii) 13 graduate campuses that offer medicine- and health-related courses.

We plan to expand our network by opening one approved undergraduate medical school campuses we were awarded in connection with the “Mais Médicos” program by 2023. As of December 31, 2022, we had 14,569 students enrolled in our online prep-courses spread across Brazil.

The chart and table below illustrate our current footprint of undergraduate and graduate medical schools.

Campus	State	Brand	Year of Acquisition	Approved Seats(1)	Semester(2)
Porto Nacional	TO	ITPAC	Before 2018	120	02.04
Pato Branco	PR	FADEP	2018	50	02.17
Pato Branco	PR	FADEP	2018	60	02.19
Itajubá	MG	FMIT	2018	87	01.68
Parnaíba	PI	IESVAP	2018	80	02.15
Palmas	TO	ITPAC	2018	120	02.17
Teresina	PI	UNINOVAFAPI	2018	110	02.04
Teresina	PI	UNINOVAFAPI	2018	61	02.17
São João Del Rei	MG	UNIPTAN	2018	38	02.15
São João Del Rei	MG	UNIPTAN	2018	11	02.16
Araguaína	TO	UNITPAC	2018	80	02.06
Ipatinga	MG	UNIVAÇO	2018	100	01.99
Marabá	PA	FACIMPA	2019	120	02.19
Vitória da Conquista	BA	FASA	2019	100	01.15
Itabuna	BA	FASA	2019	85	02.18
Cametá	PA	ITPAC - Mais Médicos	2019	50	To be started
Cruzeiro do Sul	AC	ITPAC - Mais Médicos	2019	50	01.21
Santa Inês	AM	ITPAC - Mais Médicos	2019	50	02.20
Manacapuru	AM	ITPAC - Mais Médicos	2019	50	02.22
Itacoatiara	MA	ITPAC - Mais Médicos	2019	50	02.22
Abaetetuba	PA	ITPAC - Mais Médicos	2019	50	02.22
Bragança	PA	ITPAC - Mais Médicos	2019	50	02.22
Itaperuna	RJ	Uniredentor	2019	112	02.15
João Pessoa	PB	FCMPB	2020	24	02.17
João Pessoa	PB	FCMPB	2020	33	02.18
João Pessoa	PB	FCMPB	2020	80	02.16
João Pessoa	PB	FCMPB	2020	20	02.18
Redenção	PA	FESAR	2020	120	02.18
Porto Velho	RO	UniSL	2020	52	02.19
Porto Velho	RO	UniSL	2020	130	02.05
Ji-Paraná	RO	UniSL	2020	28	02.21
Guanambi	BA	FIPGuanambi	2021	60	02.18
Garanhuns	PE	ITPAC	2021	120	02.21
Montes Claros	MG	UNIFIPMOC	2021	100	02.07
Duque de Caxias	RJ	UNIGRANRIO	2021	110	01.97
Duque de Caxias	RJ	UNIGRANRIO	2021	88	02.17
Rio de Janeiro	RJ	UNIGRANRIO	2021	110	02.04
Itabuna	BA	FASA	2023	64	01.23
Unit Alagoas	AL	UNIT	2023	100	02.14
Unit Alagoas	AL	UNIT	2023	40	02.16
Unit Jaboatão	PE	UNIT	2023	100	01.18
Unit Jaboatão	PE	UNIT	2023	100	01.19

(1)	Number of medical seats presented are estimated.
(2)	Schools with six or more years of operations are considered fully matured.

Industry Overview

Introduction to Brazil’s education environment

Brazil’s education environment has become increasingly open to private capital. At the same time, the government has continued to play an important role through the municipalities, states, and federal government.

Post-secondary education

Higher education in Brazil differs significantly from pre-secondary education. The majority of higher education schools are under private management and account for approximately 88% (both for profit and nonprofit) of all higher education institutions, according to Sinopse Estatística da Educação Superior. Higher education institutions are divided into three categories depending on the number of courses they offer, seniority of the teaching staff, and amount of research they conduct: they can be classified as colleges, university centers or universities. Typical post-secondary programs take between four to six years to complete. While some courses in these programs only occur during a certain period of the day (i.e., morning, afternoon, or evening), others are offered as full day courses. Tuition is paid on a monthly basis, primarily out of pocket by students and their families. Government financing is available, but not easily accessible. The main programs are FIES and PROUNI, which together accounted for 48% of total financing in 2021 prior to more regulated policies in recent years, according to Sinopse Estatística da Educação Superior.

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

Medical professionals that do not choose or fail to be admitted into a residency program can still pursue a medical specialty certification through other alternatives. For instance, a generalist can take the specialist certification exam to become a specialist after meeting a variety of eligibility criteria. Those criteria can include internships, hours of work under supervision of a medical specialist, or hours of study in a certified graduate program, among other methods. Depending on the desired level of medical specialty, it can take four to 10 years for a generalist to meet the criteria and, in this context, graduate programs can be a shorter path to reach eligibility sooner.

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

With the increase in annual offerings through “Mais Médicos,” the MEC announced on April 5, 2018, that the government had decided to freeze the new offering of medical seats for a period of five years. The decision was based on the previously defined target of at least 11,000 annual medical seats, which according to WHO had already been achieved. However, on April 5, 2023, MEC issued Ordinance No. 650/23, which revoked the suspension under Ordinance No. 328/18 and set new rules for the opening of new medicine courses. In particular, MEC will be required to conduct a public call for new courses, i.e., through the Mais Médicos program pursuant to Law No. 12,871/2013, and subject any such courses to the prior review by the Interministerial Commission for Health Education Management (Comissão Interministerial de Gestão da Educação na Saúde). By August 4, 2023, MEC must commence this public call and set the rules, procedures, decision-making standards and the calendar in connection with the fulfillment of medicine course vacancies, this will result in the creation of new medical education courses or medicine course vacancies, which will in turn increase competition. As a result, we may be required to reduce our tuition fees or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities, and reduce our ability to fill all our medical seats capacity.

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

Over the last ten years, “Mais Médicos” has raised the medical seats offerings. From 2013 to 2022, it created approximately 21,000 seats in medical schools throughout the country, which contributed to the increase in enrollment in private medical schools.

From 2012 to 2022, first-year enrollments in private medical schools have increased by 20,386, representing a 10.6% CAGR, compared to an additional 2,901 public medical first-year enrollments during that period.

According to the Demografia Médica do Brasil report—which is co-produced by the Brazilian Medical Association (Associação Médica Brasileira) and the University of São Paulo, Brazil, or Demografia Médica—the number of physicians in Brazil increased from 310,800 to 562,200 from 2010 to January 2023, representing an 80.8% increase. With that demand in place, a supply of new healthcare professionals is expected to keep growing to keep up with the increased demand for public and private health services.

By January 2023, the total number of physicians in Brazil increased to 562,229 professionals, implying 2.60 doctors per 1,000 inhabitants.

Projection of the number of physicians in Brazil (2019 to 2028)

Source: Demografia Médica, 2022.

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

Source: IBGE.

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

According to Demografia Médica, Brazil currently has 2.6 doctors per 1,000 inhabitants, which is considerably below the international average and the average of developed countries, which have been through the demographic changes that are expected to happen in Brazil. For example, according to Demografia Médica, Italy had an average of 4.13 doctors per 1,000 inhabitants in 2022. Considering the projections of a total of 564,363 physicians in 2023 versus Brazil’s population growth over the same period, Brazil would still have approximately 2.6 doctors per 1,000 inhabitants, which is still below the OECD average.

Doctors per thousand inhabitants, according to selected OECD countries (2022).

Source: OECD.

Shortage and distribution of medical professionals in Brazil

Brazil’s low medical density and inequality in physician distribution is illustrated in the figure below. São Paulo and Rio de Janeiro have 3.5 and 3.8 doctors per 1,000 inhabitants, respectively, while the states of Pará and Acre have 1.2 and 1.4 doctors per inhabitant, respectively. The north and northeast regions are Brazil’s most underserved areas and have been the focus of governmental physician assignment programs. According to Demografia Médica, the Brazilian average of physicians per 1,000 inhabitants is 2.6, while the average outside urban capitals is 1.8.

Even with the expected increase in physicians over the next 10 years, Brazil’s medical density is expected to remain low when compared to developed countries, and is not expected to achieve the average medical density of the OECD.

Distribution of doctors according to Brazilian states—2022

Figure 1

Doctors and doctor distribution ratio per 1,000 inhabitants in major regions, in 2022
Brazil, 2023

57,667,842 Population
111,223 Doctors
1.93 Ratio
NORTHEAST
18,906,962 Population
27,453 Doctors
1.45 Ratio
NORTH
89,632,912 Population
303,886 Doctors
3.39 Ratio
SOUTHEAST
16,607,336 Population
51,824 Doctors
3.10 Ratio
MIDWEST
30,402,587 Population
89,734 Doctors
2.95 Ratio
SOUTH

Source: Demografia Médica, 2022.

Compelling financial rewards for pursuing a medical career

One of the notable arguments for pursuing a medical career in Brazil is the financial outcome for the future physician, with higher salaries and fast payback. The main points of view that support the increasing demand for medical education analysis are: (i) nearly 100% employability of medical school graduates in Brazil; (ii) significantly higher salaries for medical school graduates than those enrolled in engineering courses (by approximately 44%), and (iii) a five-year post-graduation average payback period.

Source: Instituto de Pesquisa Econômica Aplicada—IPEA, Brazilian Ministry of Labor, CAGED, eSocial, Empregador Web, Third-party consulting firm analysis.

Even when considering the comparatively high tuition paid during the six-year medical undergraduate program, its above average income after graduation results in an average payback period of five years, a relatively short period compared to other undergraduate education majors.

Supply and demand imbalance for medical education

The number of applicants for medical school remained relatively constant from 2014 to 2017, with 196,000 applicants in both years. This compares to a 12.5% CAGR for the increase of seats openings for medical schools in the same period. Although student seats have been increasing at higher rates, there remains a significant gap between the demand and supply of medical education, which is expected to drive continued competitiveness in medical entrance exams.

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

With the increasing demand creating a favorable scenario for medical school tuition, a rise in the average current tuition is expected to post a 5.1% CAGR in the next five years and to reach R$119,000 in 2023, according to a third-party consulting firm. Both increases in the number of enrolled students and average tuition support a market 14.9% CAGR between 2018 and 2023, implying that the current R$10 billion market would grow to become a R$19.8 billion market by 2023.

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

Total physicians in Brazil (in millions)

Source: Scheffer M. et al., Third-party consulting firm analysis. 2023-2028 figures are projections.

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

Market Opportunity

According to a third-party consulting firm, the total addressable market for the medical and healthcare career segment in Brazil was R$66.5 billion as of March 31, 2020, composed of (i) a R$14.0 billion medical school market, (ii) a R$1.5 billion residency preparatory courses market, (iii) a R$4.8 billion medical specialization courses market, (iv) a R$1.8 billion continuing medical education market, (v) a R$23.0 billion other health courses market and (vi) a R$21.4 billion medical digital services market. We estimate that we currently capture approximately 1.5% of the total addressable market based on our revenue for the last 12 months ended June 30, 2020. This market encompasses over 800,000 lifelong medical learners in Brazil, composed of 136,000 medical students, 91,000 students seeking residency preparatory courses, 90,000 and 500,000 physicians seeking to enroll in specialization courses and CME, respectively, and 1,680,000 students in other health courses.

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

We compete directly or indirectly with other post-secondary institutions that offer medical courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently, there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of approved medical seats they had as of December 31, 2022:

Number of Approved Medical Seats
Company	As of December 31, 2022
Afya Brazil	3,163
Player 1	2,097
Player 2	1,533
Player 3	521
Player 4	556

The market for graduate medical courses is relatively new and a few small players operate in this segment.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Medical Schools

•	A fully integrated core curriculum is offered to our medical school students across all our campuses.
•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course, which we implemented for all incoming medical students of the fifth and sixth academic year.
•	As of December 31, 2022, this product had 17,968 enrolled students, and had total historical combined tuition fees of R$2,032.9 million for the year ended December 31, 2022, which represented 30.9% and 77.1% of our total number of undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2021, this product had 16,017 enrolled students, and had total historical combined tuition fees of R$1,511.4 million for the year ended December 31, 2021, which represented 26.2% and 75.9% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2020, this product had 11,030 enrolled students, and had total historical combined tuition fees of R$911.0 million for the year ended December 31, 2020, which represented 30.5% and 73.7% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively.

Medical Residency Preparatory Courses

•	Instructional content in digital format is offered to medical students and newly graduated physicians to prepare them for medical residency exams.
•	Supplementary instructional content in digital format is offered to third-party medical schools that adopt our services.

•	As of December 31, 2022, we had 14,569 enrolled students in our medical residency preparatory courses. As of December 31, 2021, we had 21,631 enrolled students in our medical residency preparatory courses. As of December 31, 2020, we had 13,039 enrolled students in our medical residency preparatory courses.

Graduate Courses

•	Graduate medical courses are offered to our medical school students across all our campuses. These students also have access to some of our supplemental instructional platforms.
•	Supplemental instructional content for different medical specializations is offered to individual lifelong medical learners in our graduate courses.
•	As of December 31, 2022, we had 4,280 enrolled students in our graduate courses. As of December 31, 2021, we had 3,189 enrolled students in our graduate courses. As of December 31, 2020, we had 4,181 enrolled students in our graduate courses.

Other Programs

•	Other national core curriculum is offered to all students across all of our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.
•	As of December 31, 2022, these programs had 40,232 enrolled students, and had total combined tuition fees of R$2,241.8 million for the year ended December 31, 2022, which represented 69% and 22.8% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2021, these programs had 45,101 enrolled students, and had total combined tuition fees of R$478.7 million for the year ended December 31, 2021, which represented 73.8% and 24.1% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2020, these programs had 25,176 enrolled students, and had total combined tuition fees of R$325.5 million for the year ended December 31, 2020, which represented 41.0% and 14.0% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively.

Digital health services

•	Subscription-based mobile app and website portal focused on assisting health professionals and students with clinical decision-making for 30 medical specializations through tools such as medical calculators, charts and updated content, including prescriptions, clinical scores, medical procedures and laboratory exams, among others.
•	Free instructional content we offer to physicians, healthcare professionals and students.
•	As of December 31, 2022, we had approximately 260,710 monthly active users, consisting of approximately: 16,539 in Content and Technology for Medical Education, 221,762 in Clinical Decision Software, 20,936 in Clinical Management Tools and 1,473 in Physician-Patient Relationship.
•	Our acquisition of PEBMED marked our entry in the digital health services sector, which we believe adds value to our platform. In particular, our acquisition of PEBMED included the Whitebook product, which added approximately 125,300 active users to our platform and increase our penetration in the segments in which we already operate through digital health services.

The following chart sets forth our market share by career aging cohort as of December 31, 2022:

Our Lifelong Medical Learner Clients

As of December 31, 2022, we had a total of 82,936 students across all our segments, including 17,968 enrolled in our undergraduate medical programs. As of December 31, 2022, we had 20,456 enrolled students in our medical residency preparatory courses and 4,280 enrolled students in our medical specialization programs.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business—the number we offer has increased as a consequence of our strategic acquisitions in recent years of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 10.1%, 12.0%, and 14.0% of total historical undergraduate programs combined tuition fees for all courses offered in 2022, 2021 and 2020.

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
Medical Student in Brazil

In addition, as of December 31, 2022, we had 16 contracts with other partner companies, which represents our B2B segment. These partnerships allow us to increase our distribution outreach to other institutions around the country and help us achieve our mission.

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

As of December 31, 2022, our exposure to FIES was 6.4% of our total student base, which represented 8.3% of our total gross revenue for that period. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.” for further information.

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

Private higher education institutions, whether for profit or not, may join PROUNI by signing a term of adhesion (valid for 10 years), and at least (i) offer a full scholarship for every 10.7 students who pay a regular monthly fee and are regularly enrolled at the end of the previous school year; or (ii) an integral scholarship for every 22 students who pay the regular monthly tuition fees in specific undergraduate and subsequent courses, provided they also offer scholarships of 50%, in amounts necessary so that the sum of the benefits granted is equivalent to 8.5% of its annual revenue.

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

As of December 31, 2022, our exposure to PROUNI was 8.8% of our student base. Although we fulfilled all required scholarships to receive 100% of tax exemption, PROUNI does not cover our operation outside of our undergraduate programs.

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

Learning tools: We have over 43,646 digitally managed and delivered instructional tools designed by teachers to address complex learning objectives. Content is organized and tagged by theme and delivered in various formats, including, among others, online classes, podcasts, quizzes and books, to cater to different learning methods and the preferences of each student. As of December 31, 2022, our learning tools consisted of more than 27,768 video classes, 5,991 book chapters, 5,193 podcasts and an exam bank of 123,948 questions.

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

Seasonality of Operations

Afya has three reporting segments: (1) Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs; (2) Continuing Education, which provides specialization programs and graduate courses; and (3) Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Undergrad segment revenues are related to the intake process and monthly tuition fees charged to students over the period; accordingly, this segment generally is not subject to significant fluctuations from quarter to quarter. Continuing Education segment revenues are related to monthly intakes and tuition fees and generally is not subject to significant fluctuations from quarter to quarter.

Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic generally do not experience significant fluctuations resulting from seasonality, Medcel’s revenue is concentrated in the first and last quarter of the fiscal year due to the period of enrollments of Medcel’s clients. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the fiscal year than in the second and third quarters of the fiscal year.

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

As of the date of this annual report, iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, RX Pro, Além da Medicina, Cardiopapers, Glic and DelRey independently operate their own ERP systems. We are working to migrate the systems from the companies described above in order to fully incorporate them into our integrated systems.

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

As of December 31, 2022, we owned 38,541 learning materials (e.g., classes, materials and videos) that comply with the national curriculum and that are developed by our teachers. Moreover, as of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2022, we were party to 337 agreements, with third-party authors with respect to educational content. As of December 31, 2022, we owned 299 trademark registrations in Brazil and we have also sought to register trademarks abroad. We had six trademark registration requests for BioAtlas (a Medical Harbour product); three in the European Union and three in the United States of America. Our request to register trademarks in China was rejected on November 22, 2022 by the Chinese Trademark Office of National Intellectual Property Administration due to similarities with other trademarks and to the logo allegedly representing the content characteristics of the service. As of the date of this annual report, we have 129 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 297 registered domain names in Brazil.

Insurance

We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from indemnities that we may have to pay to third parties as a result of our operations. The policies for our operating units have an aggregate coverage limit of up to approximately R$330.3 million. The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

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

Organization of Post-secondary Education Institutions

In order to allow post-secondary education institutions to fulfill their objectives, the LDB also provides that post-secondary education includes the following programs:

•	Undergraduate courses, including traditional and technological undergraduate courses, offering specific training and diplomas to students, open to candidates who have completed high school or equivalent and who have been approved in the respective selection or entrance examinations;
•	Post-graduate courses, including master’s and doctoral degrees, specialization courses, further training courses and others, open to candidates who hold a diploma in an undergraduate course and who meet the requirements laid down by educational institutions; and
•	Extension courses, understood as any academic, technical or cultural activity that is not included as an integral and compulsory part of the undergraduate and postgraduate curriculum, in which the students receive certificates. Such courses are open to candidates who meet the requirements established in each case by educational institutions.

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

In relation to the accreditation process of a new post-secondary educational institution and linked course authorizations, MEC may issue a temporary accreditation act to expedite the operation, pursuant to article 24 of Decree No. 9,235/2017, as long as the supporting entity complies with all the following requirements:

•	all self-supporting post-secondary education institutions have been reaccredited in the last five years obtaining an average Institutional Score (Conceito Institucional) greater or equal to “4”;
•	none of its post-secondary education institutions have been subject to administrative penalties by MEC in the last two years; and
•	the courses to be offered by the new post-secondary institution, which are limited to a maximum of five courses, must already be offered by other institutions supported by the same supporting entity and duly recognized by MEC in the last five years with a Program Score (Conceito de Curso) greater or equal to “4.”

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

Universities and university centers may also apply for the accreditation of a campus not located in the same city as its headquarters, provided that it is located in the same state. Such campuses and programs must integrate the same set of universities or university centers and will only enjoy autonomous prerogatives if there is compliance with the same headquarters requirements and if a high quality degree is shown, through an average Institutional Score (Conceito Institucional) greater or equal to “4.” Therefore, even in the case of universities or university centers, prior authorization from the MEC is necessary to create any courses on campuses not located in the same city as the university’s headquarters.

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

Restrictions on the Authorization and Recognition of New Medicine Courses

On April 5, 2018, MEC issued Ordinance No. 328/18, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. However, on April 5, 2023, MEC issued Ordinance No. 650/23, which revoked the suspension under Ordinance No. 328/18 and set new rules for the opening of new medicine courses. In particular, MEC will be required to conduct a public call for new courses, i.e., through the Mais Médicos program pursuant to Law No. 12,871/2013, and subject any such courses to the prior review by the Interministerial Commission for Health Education Management (Comissão Interministerial de Gestão da Educação na Saúde). By August 4, 2023, MEC must commence this public call and set the rules, procedures, decision-making standards and the calendar in connection with the fulfillment of medicine course vacancies.

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

Private post-secondary institutions may adhere to PROUNI by the execution of a specific agreement with MEC, valid for 10 years and renewable for the same period. Such agreement must be emended every semester with an additional term establishing the number of scholarships to be offered in each course, unit and class, and what percentage of scholarships shall be granted to indigenous and afro-Brazilians. In order to participate in PROUNI, an educational institution must:

•	be up to date with its tax obligations; and
•	comply with the following requirements: (1) offer at least one full-time scholarship to every 10.7 regularly paying students enrolled at the end of the past school year, excluding the full-time scholarships granted through PROUNI or by the institution; or (2) offer one full-time scholarship to every 22 regularly paying students enrolled in traditional and technological graduation courses, provided that it also offers scholarships (50% of the tuition) with a value equal to 8.5% of the paying students’ annual revenue, available to students enrolled in traditional and technological graduation courses at the school year.

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

FIES consists of funding granted by the National Fund for Educational Development, or FNDE to students regularly enrolled in an on-site course of a post-secondary private HEI registered in the FIES that has been positively evaluated by the MEC. After a specific selection proceeding, students may be partially or wholly funded by FIES and, in that case, FNDE will be responsible for crediting the corresponding amount due by the student to the private higher education institution.

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

The lato sensu postgraduate courses are aimed at students who hold a diploma in an undergraduate course and satisfy the criteria of the institution that is offering the postgraduate course. The postgraduate courses must meet the following requirements: (i) curriculum with a minimum study load of 360 hours; and (ii) a teaching staff composed of at least 30% masters- or doctorate-level graduates of stricto sensu postgraduate courses.

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

Since its creation in 2013, the “Mais Médicos” program has created approximately 5,430 new medical school seats and approximately 12,400 new medical residencies annually, composed of public and private institutions. Notwithstanding this, the number of private vacancies was the lowest in Brazilian history when compared to regimes that previously ruled the offering of medical courses from 1996-2002 and 2002-2013.

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

C.       Organizational Structure

All of our subsidiaries are incorporated in Brazil. The following is a chart of our current corporate structure as of the date of this annual report:

Organizational Chart

Shareholders (NASDAQ)
Softbank
Esteves Family
Bertelsmann
Treasury
Officers
AFYA LIMITED
100%
Cayman
AFYA PARTICIPAÇÕES S.A.
Brazil
30%
60%
80%
UEPC
CCSI (FMIT)
IESVAP
UNISL *
UNINOVAFAPI
CIS *
UNIREDENTOR
FESAR
FCM-PB *
FASA
UNIVAÇO
IPEMED *
UNIPTAN
UNITPAC
ITPAC PORTO
FACIMPA *
FADEP *
UNIFIPMOC *
NASPP *
ICLINIC DESENVOLVIMENTO
MEDCEL
PEBMED
MEDICINAE
MEDICAL HARBOUR *
CLIQUEFARMA *
SHOSP *
UNIGRANRIO
99.03%
POLICLÍNICA *
RX PRO *
RX PRO LOG *
ADMED *
CARDIOPAPERS *
GLIC *
DelRey *
Educational
Techs
* Limited Liability Companies
100% owned by Afya Participações S.A.
< 100%

(1)	Except for UEPC, all subsidiaries are controlled and/or wholly-owned by Afya Brazil.
(2)	UNINOVAFAPI refers to IESP.
(3)	ADMED refers to Além da Medicina.

D.       Property, Plant and Equipment

Our corporate headquarters, which include product development, sales, marketing, and business operations, are located in Nova Lima, State of Minas Gerais. It consists of 1,425 square meters of space under two leases, both expiring in 2024.

In addition to our corporate headquarters and as of December 31, 2022, we leased almost all of our operational, sales, and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Overview

We are the leading medical education group in Brazil based on the number of medical school seats, as published by MEC as of December 31, 2022, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

As of December 31, 2022, we had 58,200 enrolled students, compared to 61,118 enrolled students as of December 31, 2021, representing a decrease of 4.7% for the period, and compared to 36,206 enrolled students as of December 31, 2020, representing an increase of 68.8% for the period.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 48% of our total growth in terms of revenue in 2022, 80.5% of our total growth in terms of revenue in 2021 and 54.0% of our total growth in terms of revenue in 2020) and (ii) organic growth (which represented approximately 52% of our total growth in terms of revenue in 2022, 19.5% of our total growth in terms of revenue in 2021, and 46.0% of our total growth in terms of revenue in 2020), has led to growth, profitability and cash generation.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, MEC already inspected six of these campuses and already issued the authorization to operate. Accordingly, we plan to expand our network, and expect to open an additional campus starting in 2023, taking our total to 32 campuses in 13 Brazilian states and approximately 3,163 available medical school seats per year.

Our Growth

Our revenue growth and increased profitability have been driven by:

•	Maturation of current number of authorized medical school seats – Anticipated and contracted growth visibility until 2028 from new medical seats awarded to our schools, that are in the process of maturing, and new seats from our awarded campuses in connection with the “Mais Médicos” program and which became operational in 2022;
•	Ability to set price – readjustment of tuition fees paid by students enrolled in our medical schools above published inflation indexes. In 2018, we increased the tuition fees for our first-year incoming medical students, on average, by 13.0% (an increase considerably above the 3.7% IPCA inflation rate for this same period). Since 2018, this tuition fees readjustment has applied to all new first-year incoming students. Given that the average length of our medical courses is six years, this tuition fee readjustment will guarantee revenue growth until 2024;
•	Expansion of medical residency preparation and graduate programs enrollments – Increase in number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;
•	Deepening of relationships across lifelong medical learners base – Cross-selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency prep solutions and the number of former undergraduate and/or medical residency prep students applying to our graduate and CME courses;
•	M&A – Acquisition or investment in businesses that complement our medical education services offering. In 2022, we acquired or invested in three companies, Além da Medicina, Cardiopapers, and Glic, which increased our Digital Services segment by 25.0% when compared to December 31, 2021. In 2021, we acquired or invested in nine companies, UNIFIPMoc, Unigranrio and Garanhuns, medical schools which increased our medical school seats by more than 37% when compared to December 31, 2020, and iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX PRO, digital health services companies that strengthened our digital business strategy. In 2020, we acquired or invested in six companies, UniRedentor, UniSL, FESAR and FCMPB, medical schools which increased our medical school seats by more than 36% when compared to December 31, 2019, and PEBMED and MedPhone, digital health services companies that strengthened our digital business strategy; and
•	Synergies extraction – Successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

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

For the years ended December 31, 2022, 2021 and 2020, historical undergraduate programs combined tuition fees from medicine were 77.1%, 75.9% and 73.7%, respectively, of total undergraduate programs combined tuition fees.

Historical undergraduate programs combined tuition fees*

The following table sets forth information that was derived from the historical operating information, for the year ended December 31, 2020, for Afya Brazil, for each of the Acquired Companies since the date of acquisition. It does not represent revenue as disclosed in our financial statements included elsewhere in this annual report, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships.

	For the Year Ended December 31,
	2022	2022	2021	2020
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Medical school programs	389.6	2,032.9	1,511.4	911.0
Other undergraduate health sciences programs	64.4	336.2	239.5	152.5
Other undergraduate programs(2)	51.0	266.3	239.2	173.0
Undergraduate programs combined tuition fees	505.1	2,635.4	1,990.1	1,236.5
% Medicine(3)	77.1%	77.1%	75.9%	73.7%
% Health sciences programs(4)	12.7%	12.7%	88.0%	86.0%

*	Historical undergraduate programs combined tuition fees is the sum equal to the total tuition fees charged to undergraduate students, as derived from historical operating information of Afya Brazil and the Acquired Companies for the years ended December 31, 2022, 2021 and 2020. For the years ended December 31, 2022, 2021 and 2020, historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$2,635.4 million, R$1,990.1 million and R$1,236.5 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students. We present historical undergraduate programs combined tuition fees because, given our limited operating history and that our historical financial information and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, we believe that it may help investors assess the past operating results of the Acquired Companies as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present historical undergraduate programs combined tuition fees as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees set forth in our financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships which are presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also include revenue from admission fees and income from leases, among others. The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions. For further information, see “Part I—Introduction—Financial Information—Historical Undergraduate Programs Combined Tuition Fees.”
(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2022 have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—Selected Financial Data—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Represents all non-health sciences undergraduate programs.
(3)	Calculated as medical school programs divided by the historical undergraduate programs combined tuition fees.
(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the historical undergraduate programs combined tuition fees.

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

Illustrative evolution of regulatory capacity per medical school

Our medical school regulatory capacity by seats was 2,823 and 2,731 seats and our capacity at maturation was 20,325 and 17,863, as of December 31, 2022 and December 31, 2021, respectively. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 22,774 students by 2028.

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

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of December 31,
	2022	2021	2020
Occupancy rate	~100.0%	~100.0%	~100.0%

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

With the increase in annual offerings through “Mais Médicos,” on April 5, 2018, MEC issued Ordinance No. 328/18, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. However, on April 5, 2023, MEC issued Ordinance No. 650/23, which revoked the suspension under Ordinance No. 328/18 and set new rules for the opening of new medicine courses. In particular, MEC will be required to conduct a public call for new courses, i.e., through the Mais Médicos program pursuant to Law No. 12,871/2013, and subject any such courses to the prior review by the Interministerial Commission for Health Education Management (Comissão Interministerial de Gestão da Educação na Saúde). By August 4, 2023, MEC must commence this public call and set the rules, procedures, decision-making standards and the calendar in connection with the fulfillment of medicine course vacancies, this will result in the creation of new medical education courses or medicine course vacancies, which will in turn increase competition. As a result, we may be required to reduce our tuition fees or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities, and reduce our ability to fill all our medical seats capacity.

In addition, although Ordinance No. 650/23 requires a public call prior to the authorization of a new medicine course, some educational institutions have been judicially challenging this restriction before Brazilian courts to compel MEC to receive and review requests for new medicine courses outside the Mais Médicos program rules by alleging that these rules are an undue restriction on freedom of competition. Certain courts may ultimately compel the MEC to receive and review these requests. For instance, Declaratory Action of Constitutionality (Ação Declaratória de Constitucionalidade) No. 81 was filed by the Brazilian National Association of Private Universities (Associação Nacional das Universidades Particulares) before the Brazilian Supreme Court to discuss the validity of these restrictions.

For further information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of non-compliance with any regulatory requirements” and “Item 3. Key Information—D. Risk Factors—We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.”

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

	For the Year Ended December 31,
	2022	2021	2020
Real growth (contraction) in gross domestic product	2.9%	4.6%	(4.1)%
Inflation (IGP-M)(1)	5.5%	17.8%	23.1%
Inflation (IPCA)(2)	5.8%	10.1%	4.5%
Long-term interest rates—TJLP (average)(3)	7.2%	4.8%	4.9%
CDI interest rate(4)	13.7%	9.1%	1.9%
Period-end exchange rate—reais per US$1.00	5.218	5.581	5.196
Average exchange rate—reais per US$1.00(5)	5.165	5.412	5.158
Appreciation (depreciation) of the real vs. US$ in the period(6)	6.5%	(7.3)%	(28.9%)
Unemployment rate(7)	7.9%	11.1%	13.5%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for the year as measured by the IBGE.

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

Acquisitions

We may face significant challenges in the process of integrating the operations of our acquired companies. If we are not able to manage these integrations effectively, our results of operations may be affected. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives” and “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Business Segments

In 2021, in connection with the recent acquisitions of digital and technology companies, the Company revised its operating segments. As result, the Company has three operating segments as opposed to the previously reported Business Unit 1 (educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs) and Business Unit 2 (residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform). The three reportable segments are as follows:

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

Due to changes in operating segments, segment information for the year ended December 31, 2020 has been restated. Segment information is presented consistently with the internal reports provided to the our chief executive officer, who is our chief operating decision maker (CODM) and is responsible for allocating resources, assessing the performance of our operating segments, and making our strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Description of Principal Line Items

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

Cost of services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Cost of services amounted to 36.9%, 37.9% and 36.2% of our revenue in the years ended December 31, 2022, 2021 and 2020, respectively.

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

Income taxes expenses

Income taxes expenses includes current income taxes and social contribution.

Historical Consolidated Results of Operations

Year Ended December 31, 2022 Compared to the year ended December 31, 2021

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31,
	2022	2021	Variation (%)
	(in R$ millions, except for percentages)
Revenue	2,329.1	1,719.4	35.5%
Cost of services	(859.6)	(652.3)	31.8%
Gross profit	1,469.5	1,067.1	37.7%
General and administrative expenses	(798.2)	(622.6)	28.2%
Other expenses, net	(7.3)	(3.6)	101.4%
Operating income	664.0	440.9	50.6%
Finance income	102.0	64.6	58.0%
Finance expenses	(349.9)	(243.8)	43.5%
Finance result	(247.9)	(179.2)	38.3%
Share of income of associate	12.2	11.8	3.3%
Income before income taxes	428.3	273.5	56.6%
Income taxes expenses	(35.7)	(31.2)	14.3%
Net income	392.6	242.3	62.0%

Revenue

Revenue for the year ended December 31, 2022 was R$2,329.1 million, an increase of R$609.7 million, or 35.5%, from R$1,719.4 million for the year ended December 31, 2021. On a per segment basis, our revenue was primarily affected by the following:

•	In our Undergrad segment, revenue for the year ended December 31, 2022 was R$2,037.9 million, an increase of 36.0%, or R$539.5 million, from R$1,498.4 million for the year ended December 31, 2021. This increase was primarily attributable to: (i) organic revenue growth of 18.6%, mainly due to the maturation of medical school seats and an increase of 9.1% in the average ticket of Medical programs, from an average ticket of R$8,615 in 2021 compared to R$9,400 in 2022; and (ii) the consolidation of the results of four Mais Medicos campuses opened in the third quarter of 2022 (Abaetetuba, Itacoatiara, Bragança and Manacapuru), resulting in an increase of R$9.2 million in our Undergrad segment’s revenue in 2022;
•	In our Continuing Education segment, revenue for the year ended December 31, 2022 was R$108.8 million, an increase of 49.1%, or R$35.8 million, from R$73.0 million for the year ended December 31, 2021. This increase was primarily attributable to a 34.2% increase in active paying students (from 3,189 active paying students in 2021 compared to 4,280 active paying students in 2022), primarily because of segment recovery after in-person activities were resumed with the winding down of the COVID-19 pandemic; and
•	In our Digital Services segment, revenue for the year ended December 31, 2022 was R$190.0 million, an increase of 25.0%, or R$38.0 million, from R$152.0 million for the year ended December 31, 2021. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2022 (Além da Medicina, Cardiopapers and Glic), resulting in an increase of R$23.2 million in our Digital Services segment’s revenue in 2022; and (ii) organic growth as a result of a combination of (a) a positive start to B2B engagements, which reached roughly 100 contracts—including pharma solutions and RX PRO contracts—with 45 different pharmaceutical industry companies, resulting in an increase of R$14.3 million in our Digital Services segment’s revenue in 2022, and (b) the expansion of the active payers in our B2P business, mainly by Whitebook, iClinic, and Shosp, as offset in part by the lower performance of Medcel due to greater competition in the Residency Preparatory market resulting in an increase of R$0.5 million in our Digital Services segment’s revenue in 2022.

Cost of services

Cost of services for the year ended December 31, 2022 was R$859.6 million, an increase of R$207.3 million, or 31.8%, from R$652.3 million for the year ended December 31, 2021. As a percentage of revenue, our cost of services decreased to 36.9% for the year ended December 31, 2022, compared to 37.9% for the year ended December 31, 2021. On a per segment basis, our cost of services was primarily affected by the following:

•	In our Undergrad segment, cost of services for the year ended December 31, 2022 was R$763.2 million, an increase of R$208.2 million, or 37.5%, from R$555.0 million for the year ended December 31, 2021. This increase was primarily attributable to (i) the consolidation of the results of operations for the year ended December 31, 2022 of companies acquired in 2021 (UnifipMoc and Unigranrio), resulting in an increase of R$99.2 million in our Undergrad segment’s cost of services; (ii) an increase of R$56.6 million applied to salaries; (iii) an increase of R$17.9 million applied to hospital and medical agreements; and (iv) an increase of R$34.5 million in other costs in our Undergrad segment in 2022;

•	In our Continuing Education segment, cost of services for the year ended December 31, 2022 was R$56.6 million, an increase of R$5.8 million, or 11.4%, from R$50.8 million for the year ended December 31, 2021. This increase was primarily attributable to: (i) R$5.3 million in costs associated with the opening of new IPEMED units in 2022; and (ii) an increase of R$0.3 million applied to salaries in our Continuing Education segment in the year ended December 31, 2022.
•	In our Digital Services segment, cost of services for the year ended December 31, 2022 was R$47.4 million, a decrease of R$3.1 million, or 6.1%, from R$50.5 million for the year ended December 31, 2021. This decrease was primarily attributable to: cost reductions in the amount of R$8.1 million in our Medcel operations.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2022 was R$1,469.5 million, an increase of R$402.4 million, or 37.7%, from R$1,067.1 million for the year ended December 31, 2021. On a per segment basis, our gross profit was the following:

•	In our Undergrad segment, gross profit for the year ended December 31, 2022 was R$1,274.7 million, an increase of R$331.3 million, or 35.1%, from R$943.4 million for the year ended December 31, 2021;
•	In our Continuing Education segment, gross profit for the year ended December 31, 2022 was R$52.3 million, an increase of R$30.0 million, or 135.3%, from R$22.2 million for the year ended December 31, 2021; and
•	In our Digital Services segment, gross profit for the year ended December 31, 2022 was R$142.5 million, an increase of R$41.1 million, or 40.5%, from R$101.5 million for the year ended December 31, 2021.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2022 was R$798.2 million, an increase of R$175.5 million, or 28.2%, from R$622.6 million for the year ended December 31, 2021. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2022 (Além da Medicina, CardioPapers and Glic), resulting in an increase of R$19.7 million in our general and administrative expenses in 2022; (ii) an increase of R$29.3 million in maintenance expenses, from R$47.1 million for the year ended December 31, 2021 to R$76.4 million for the year ended December 31, 2022, primarily in connection with improvements relating to the regular operations of companies acquired in the period; (iii) an increase of R$8.7 million in sales and marketing, from R$39.5 million for the year ended December 31, 2021 to R$48.2 million for the year ended December 31, 2022, also mostly related to advertising expenses of companies acquired in the period; and (iv) an increase of R$81.4 million in payroll expenses, from R$248.1 million for the year ended December 31, 2021 to R$329.5 million for the year ended December 31, 2022.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2022 was R$664.0 million, an increase of R$223.1 million, or 50.6%, from R$440.9 million for the year ended December 31, 2021.

Finance result

Finance result for the year ended December 31, 2022 was a net finance expense of R$247.9 million, compared to a net finance expense of R$179.2 million for the year ended December 31, 2021, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2022 was R$102.0 million, an increase of R$37.5 million, from R$64.6 million for the year ended December 31, 2021. This increase was primarily attributable to (i) an increase in interest received of R$4.2 million, and (ii) an increase in income from financial investments of R$32.0 million.

Finance expenses. Finance expenses for the year ended December 31, 2022 was R$349.9 million, an increase of R$106.1 million, from R$243.8 million for the year ended December 31, 2021. This increase was primarily attributable to (i) an increase in interest expenses on lease liabilities of R$21.4 million, as a result of the companies acquired and new lease agreements in the period, (ii) an increase in interest expense of R$91.6 million, mainly as a result of interest rates in Brazil during 2022 and the maturation of our convertible preferred shares; and (iii) a decrease in foreign exchange loss of R$17.1 million in 2022, as a result of favorable foreign exchange impacts on our cash and banks in the period.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2022 was R$428.3 million, an increase of R$154.8 million, or 56.6%, from R$273.5 million for the year ended December 31, 2021.

Income taxes expenses

Income taxes expenses for the year ended December 31, 2022 was R$35.7 million, an increase of R$4.5 million, from R$31.2 million for the year ended December 31, 2021, and the effective tax rate decreased from 11.4% for the year ended December 31, 2021, to 8.3% for the ended year December 31, 2022. This decrease in our effective tax rate was primarily attributable to: (i) the decrease of the tax effect on losses from Afya Limited, an entity not subject to taxation, from 13.8% of our income before income taxes to 7.7% of our income before income taxes, and (ii) the decrease in our unrecognized deferred tax assets from 31.5% of our income before income taxes to 27.4% of our income before income taxes.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2022 was R$392.6 million, an increase of R$150.3 million, or 62.0%, from R$242.3 million for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Revenue

Revenue for the year ended December 31, 2021 was R$1,719.4 million, an increase of R$518.2 million, or 43.1%, from R$1,201.2 million for the year ended December 31, 2020. On a per segment basis, our revenue was primarily affected by the following:

•	In our Undergrad segment, revenue for the year ended December 31, 2021 was R$1,498.4 million, an increase of 49.5%, or R$495.9 million, from R$1,002.5 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) organic revenue growth of 13.4%, mainly due to the maturation of medical school seats and an increase of 6.8% in the average ticket of Medical programs, from an average ticket of R$8,065 in 2020 compared to R$8,615 in 2021, resulting in an increase of R$133.9 million in our Undergrad segment’s revenue in 2021; and (ii) consolidation of the results of operations of acquired companies in 2021 (UNIFIPMoc and Unigranrio) including two Mais Medicos campuses opened at the end of 2020 (Santa Ines and Cruzeiro do Sul), resulting in an increase of R$209.3 million in our Undergrad segment’s revenue;
•	In our Continuing Education segment, revenue for the year ended December 31, 2021 was R$73.0 million, a decrease of 31.9%, or R$34.2 million, from R$107.2 million for the year ended December 31, 2020. This decrease was primarily attributable to a 23.7% reduction in active paying students (from 4,181 active paying students in 2020 compared to 3,189 active paying students in 2021), primarily because of: (i) in-person practical programs that have not been offered since the first half of 2020; and (ii) physicians’ decision to postpone admission to specialization courses due to the COVID-19 pandemic; and
•	In our Digital Services segment, revenue for the year ended December 31, 2021 was R$147.9 million, an increase of 61.6%, or R$56.4 million, from R$91.5 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX Pro), resulting in an increase of R$22.8 million in our Digital Services segment’s revenue in 2021; and (ii) the fact that PEBMED had consolidated 12 months of revenue in 2021, against approximately five months of revenue in 2020, as the PEBMED acquisition was closed in July 2020, resulting in an increase of R$38.5 million in our Digital Services segment’s revenue in 2021.

Cost of services

Cost of services for the year ended December 31, 2021 was R$652.3 million, an increase of R$217.6 million, or 50.1%, from R$434.7 million for the year ended December 31, 2020. As a percentage of revenue, our cost of services increased to 37.9% for the year ended December 31, 2021, compared to 36.2% for the year ended December 31, 2020. On a per segment basis, our cost of services was primarily affected by inflation during the period and by the following:

•	In our Undergrad segment, cost of services for the year ended December 31, 2021 was R$555.0 million, an increase of R$173.0 million, or 45.3%, from R$382.0 million for the year ended December 31, 2020. This increase was primarily attributable to (i) the consolidation of the results of operations of acquired companies in 2021 (UNIFIPMoc and Unigranrio), resulting in an increase of R$86.1 million in our Undergrad segment’s cost of services; (ii) an increase of R$17.4 million in 2021 in severance and other costs associated with downsizing teaching staff at some of our recently acquired units in order for us to benefit from synergies; and (iii) an increase of R$121.8 million applied to salaries in our Undergrad segment in 2021;
•	In our Continuing Education segment, cost of services for the year ended December 31, 2021 was R$50.8 million, an increase of R$10.8 million, or 27%, from R$40.0 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) R$5.6 million in costs associated with opening six new IPEMED units in 2021; and (ii) an increase of R$0.9 million applied to salaries in our Continuing Education segment in 2021; and
•	In our Digital Services segment, cost of services for the year ended December 31, 2021 was R$50.5 million, an increase of R$36.2 million, or 253.1%, from R$14.3 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX Pro), resulting in an increase of R$11.8 million in our Digital Services segment’s cost of services; (ii) the fact that PEBMED had consolidated 12 months of cost of services in 2021, against approximately five months of cost of services in 2020, resulting in an increase of R$5.2 million in our Digital Services segment’s cost of services; and (iii) an increase of R$5.6 million applied to salaries in our Digital Services segment in 2021.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2021 was R$1,067.1 million, an increase of R$300.5 million, or 39.2%, from R$766.5 million for the year ended December 31, 2020. On a per segment basis, our gross profit was the following:

•	In our Undergrad segment, gross profit for the year ended December 31, 2021 was R$943.4 million, an increase of R$322.9 million, or 52.0%, from R$620.5 million for the year ended December 31, 2020;
•	In our Continuing Education segment, gross profit for the year ended December 31, 2021 was R$22.2 million, a decrease of R$45.0 million, or 67.0%, from R$67.2 million for the year ended December 31, 2020; and
•	In our Digital Services segment, gross profit for the year ended December 31, 2021 was R$101.5 million, an increase of R$22.6 million, or 28.7%, from R$78.8 million for the year ended December 31, 2020.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021 was R$622.6 million, an increase of R$219.7 million, or 54.6%, from R$402.9 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, Unigranrio and RX Pro), resulting in an increase of R$65.8 million in our general and administrative expenses in 2021; (ii) an increase of R$26.4 million in maintenance expenses, from R$20.7 million for the year ended December 31, 2020 to R$47.1 million for the year ended December 31, 2021, primarily in connection with improvements to companies acquired in the period; (iii) an increase of R$21.2 million in sales and marketing, from R$18.3 million for the year ended December 31, 2020 to R$39.5 million for the year ended December 31, 2021, also mostly related to advertising expenses of companies acquired in the period; and (iv) an increase of R$102.8 million in payroll expenses, from R$130.8 million for the year ended December 31, 2020 to R$233.6 million for the year ended December 31, 2021.

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

Finance income. Finance income for the year ended December 31, 2021 was R$64.6 million, an increase of R$2.3 million, from R$62.3 million for the year ended December 31, 2020. This increase was primarily attributable to (i) an increase in interest received of R$11.2 million (ii) an increase in income from financial investments of R$11.3 million, and (iii) no amount in 2021 related to changes in fair value of derivative instruments, since the Company did not have any derivative instruments in 2021, compared to a decrease of R$20.7 million in 2020 related to changes in fair value of derivative instruments.

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

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2021 was R$273.5 million, a decrease of R$61.5 million, or 18.4%, from R$335.0 million for the year ended December 31, 2020.

Income taxes expenses

Income taxes expenses for the year ended December 31, 2021 was R$31.2 million, an increase of R$4.1 million, from R$27.1 million for the year ended December 31, 2020, and our effective tax rate increased from 8.1% for the year ended December 31, 2020, to 11.4% for the ended year December 31, 2021. Despite our PROUNI incentives, this increase was primarily attributable to: (i) the increase of R$2.0 million in our taxable income as a result of the positive impact of our organic growth; (ii) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, UNIFIPMoc, Unigranrio and RX Pro) during the course of 2021, resulting in an increase in income tax expense of R$2.1 million in the period; and (iii) presumed profit (lucro presumido) taxation regime applicable to Medcel and PEBMED.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2021 was R$242.3 million, a decrease of R$65.6 million, or 21.3%, from R$307.9 million for the year ended December 31, 2020.

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

Recent Accounting Pronouncements

The new amendments and interpretations that were applied for the first time in 2022 did not have a significant impact on our consolidated financial statements.

B.       Liquidity and Capital Resources

As of December 31, 2022, we had R$1,093 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Future cash needs in the short and long term will be funded by our operating cash flow and from funds raised in the debt or equity capital markets.

The following table shows the historical cash flows for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,
	2022	2021	2020
	(in R$ millions)
Cash Flow Data
Net cash flows from operating activities	843.9	630.9	371.5
Net cash flows used in investing activities	(591.5)	(1,274.1)	(1,042.8)
Net cash flows from financing activities	92.9	364.7	756.4

Operating Activities

We had net cash flows from operating activities of R$843.9 million in 2022, as compared to R$630.9 million in 2021, mainly due to the maturation of medical seats, an increase in the average ticket of medical programs and consolidation of acquisitions of medical schools and digital services. The main variations in our operating assets and liabilities were: (i) a growth in our operation result from R$273.4 million as of December 31, 2021 to R$428.3 million as of December 31, 2022, which, in turn, led to an increase in trade receivables from R$79.7 million as of December 31, 2022 to R$129.1 million as of December 31, 2021, which was affected by a growth of our revenue from R$1,719.4 million for the year ended December 31, 2021 to R$2,329.1 million for the year ended December 31, 2022, mainly due to better economic environment in our locations and acquisitions.

Investing Activities

We had net cash flows used in investing activities of R$591.5 million in 2022, as compared to net cash flows used in investing activities of R$1,274.0 million in 2021. The main variations in our investing activities were: (i) a decrease of acquisition of subsidiaries, net of cash acquired, of R$715.9 million from R$1,017.1 million to R$301.2 million as result of the relevance of consideration transferred for the acquired entities in 2021 compared to the acquired entities in 2022; and (ii) decrease in acquisition of intangible assets from R$150.9 million as of December 31, 2021 to R$128.9 million as of December 31, 2022 related to the Garanhuns acquisition and educational platform/software development.

Financing Activities

We had net cash flows from financing activities of R$92.9 million in 2022, as compared to R$364.7 million in 2021, mainly due to a decrease of R$312.7 million in new loans contracted in 2022 when compared to 2021.

For a discussion of changes in our consolidated cash flows in the year ended December 31, 2021 compared to the year ended December 31, 2020, see our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 29, 2022.

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

Our total liquidity, which we calculate as the sum of cash and cash equivalents, increased by 46%, from R$748.6 million as of December 31, 2021 to R$1,093.1 million as of December 31, 2022.

Indebtedness

As of December 31, 2022, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$1,882.9 million. The following table summarizes our loans and financings as of December 31, 2022 and 2021:

Financial institution	Currency	Interest rate	Maturity	2022	2021
				(in R$ thousands)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	518,134	510,972
FINEP	Brazilian real	TJLP p.y.	2027	8,418	10,145
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	32,252	31,199
Softbank	Brazilian real	6.5% p.y.	2026	824,258	822,560
Debentures	Brazilian real	CDI + 1.80% p.y.	2028	499,839	—
Total Loans and Financing				1,882,901	1,374,876
Current				145,202	128,720
Non-current				1,737,699	1,246,156

Loans

On October 1, 2020 (as amended on September 28, 2022), Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the principal amount of R$500.0 million. The loan incurs interest at the CDI rate plus 1.62% per year, through September 28, 2022, and 1.90% per year, as of September 28, 2022. The loan is repayable in three installments in October 2023, April 2024 and October 2025.

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

Debentures

On December 16, 2022, Afya announced the closing of the issuance, through its wholly-owned subsidiary Afya Brazil, of 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1.00, totaling an aggregate amount of R$500.0 million, by means of a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) Rule No. 476. Afya expects to use the proceeds of the offering for general corporate purposes, strengthening its cash position, and extending its debt maturity profile. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

The debentures are subject to certain obligations including financial covenants. Under the terms of the debentures, we are required to maintain a net debt (excluding our Series A perpetual convertible preferred shares and our lease liabilities) to Adjusted EBITDA ratio of below or equal to 3.0x, as of the end of each fiscal year, until the maturity date. Adjusted EBITDA considers, for purposes of this ratio, is calculated as net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2022, we were in compliance with all obligations set forth under the terms of the debentures.

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

Share Buyback Program

For further information on our share buyback program, see note 17 (e) to the audited consolidated financial statements, included elsewhere in this annual report, Exhibit 2.1, “Description of Securities Registered Under Section 12 of the Exchange Act - Share Repurchases” and “Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers.”

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations, based on contractual undiscounted amounts, as of December 31, 2022:

	Payments Due by Period as of December 31, 2022
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in R$ thousands)
Trade payables	71,482	71,482	—	—	—
Loans and financing (1)	2,313,530	287,741	788,190	1,237,599	—
Lease liabilities	1,711,092	117,506	234,688	219,127	1,139,771
Accounts payable to selling shareholders	621,762	282,481	339,281	—	—
Notes payable	62,176	62,176	—	—	—
Advances from customers	133,050	133,050	—	—	—
Total	4,913,092	954,436	1,362,159	1,456,726	1,139,771

(1)	Loans and financing includes the obligations related to our Series A perpetual convertible preferred shares discussed in note 13.2.1(d) to our audited consolidated financial statements included elsewhere in this annual report.

Future cash needs in the short and long term will be funded by our operating cash flow and from proceeds raised in the debt or equity capital markets.

As of December 31, 2022, we did not have any off-balance sheet arrangements.

Principal Capital Expenditures

We made capital expenditures (consisting of purchase of property and equipment and intangible assets) of R$297.0 million, R$276.8 million and R$137.6 million in 2022, 2021 and 2020, respectively. During these years, our capital expenditures mainly included expenditures related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, the integration of our acquisitions, the implementation of our shared services center, and the development of the project that led to the certification of seven new greenfield medical schools as part of the “Mais Médicos” program.

For 2023, we have budgeted capital expenditures of R$225.6 million, mostly to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements may be adjusted from time to time as they depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, the continued market acceptance of our products. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, have adversely affected and may continue to adversely affect our business.”

C.       Research and Development, Patents and Licenses

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2022, we are party to 337 agreements, with third-party authors with respect to educational content. As of December 31, 2022, we owned 299 trademark registrations in Brazil, and we have also sought to register six trademarks abroad, in the United States and in the European Union. As of the date of this annual report, we have 129 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 297 registered domain names in Brazil.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.       Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Amended and Restated Memorandum and Articles of Association and the Cayman Islands Companies Act (As Revised).

Board of Directors

Our board of directors is currently composed of 10 members. Each of our director shall hold office for a two (2) year term and are eligible for re-election. Under our Amended and Restated Memorandum and Articles of Association: (i) Bertelsmann, for so long as it holds a number of our Class B common shares in excess of 10% of the total number of outstanding Class B common shares (referred to herein as the “Ownership Threshold”), shall be entitled to appoint, at its sole discretion, up to seven of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; (ii) the Esteves Family, for so long as it holds our Class B common shares in excess of the Ownership Threshold, shall be entitled to appoint, at its sole discretion, up to two of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; and (iii) Bertelsmann and the Esteves Family, for so long as they hold our Class B common shares in excess of the Ownership Threshold shall be entitled to jointly appoint, at their sole discretion, up to one (1) director and shall be entitled at any time to remove, substitute or replace their appointed director for any reason in their sole discretion (provided that if only one of Bertelsmann and the Esteves Family holds Class B common shares in excess of the Ownership Threshold, then only Bertelsmann or the Esteves Family, as applicable, shall have these rights). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Subject to the foregoing, the directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting.

The following table lists the current members of our board of directors:

Name	Age	Position
Nicolau Carvalho Esteves	70	Co-Chairman
Kay Krafft	52	Co-Chairman
Shobhna Mohn	58	Director
Benedikt Dalkmann	38	Director
Tina Krebs	49	Director
Renato Tavares Esteves	35	Director
Maria Tereza Azevedo	41	Director
João Paulo Seibel de Faria	47	Independent Director*
Vanessa Claro Lopes	47	Independent Director*
Miguel Filisbino Pereira de Paula	61	Independent Director*

*	Member of our Audit Committee. At our annual shareholders’ meeting held on December 9, 2020, Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula were re-elected as independent directors of the Company, each to serve for a two year term. On December 9, 2022, the Board of Directors noted that the mandate of each of Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula, as independent directors of the Company would shortly expire and approved the continued appointment of such persons as interim directors to fill such vacancy and hold office as independent directors until the next annual general meeting of the Company.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Alameda Oscar Niemeyer, No. 119, rooms 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Nicolau Carvalho Esteves. Nicolau Carvalho Esteves is co-chairman of our board of directors, a position he has held since May 2022 after having held the position of chairman since July 2019. He is a qualified orthopedist and has over 25 years of experience in the education industry. He was the chairman of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He is the founding shareholder of the following companies, for which he served as Chief Executive Officer for the periods indicated (i) ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A. (1999-2016); (ii) ITPAC Porto Nacional—Instituto Tocantinense Presidente Antônio Carlos Porto S.A. (2008-2016); (iii) IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (2003-2016) and (iv) Instituto de Educação Superior do Vale do Parnaíba S.A. (2016-2018). He holds a Medicine degree from Faculdade de Medicina de Barbacena, a master’s degree in Business Administration from FGV, a master’s degree in Corporate Finance from Fundação Dom Cabral, a master’s degree in Business Administration from FEAD and a Business Administration degree from AIEC.

Kay Krafft. Kay Krafft is co-chairman of our board of directors, a position he has held since May 2022 after having held the position of director since August 2021. He is the founding CEO of Bertelsmann Education Group. Until 2014, he was Chief Investment Officer of music rights management company BMG, building up the company from a start-up to a major player in the music industry through acquisitions as well as the establishment of an international presence. Before joining BMG’s Executive Board, he served as EVP and global head of M&A at Bertelsmann while implementing major portfolio adjustments during this time. Prior to joining Bertelsmann, Kay Krafft was a partner at professional services firm Deloitte.

Shobhna Mohn. Shobhna Mohn is a member of our board of directors, a position she has held since August 2021. She is Chief Strategy Officer at Bertelsmann Investments. Currently, Shobhna is responsible for the strategic design and execution of Bertelsmann’s global VC investment funds in China, India, Brazil, US/Europe as well as investments in Africa and Southeast Asia. Her focus is on governance, insights, knowledge exchange, identification and steering of long-term strategic holdings. Main target areas of focus are on growth platforms such as e-commerce services, fintech, logistics, education and health. As a member of the Investment Committees that evaluate and approve Bertelsmann’s VC investment targets, she has played a key role in the VC investments of over Euro 1.4 billion since 2006 in more than 380 Investments with a current global portfolio of 270 investments. Shobhna is a member of the Bertelsmann Group Management Committee since 2019. She has been at Bertelsmann since 1996 in various roles including Growth Regions Strategy, Investor Relations, and Venture Capital. She holds Bachelor’s (B.A.) and Master’s degrees (both M.A. and M.Phil) in Mathematics from the Delhi University in India, and a M.Phil degree in Operations Research/Management Science from Columbia Business School in New York, USA.

Benedikt Dalkmann. Benedikt Dalkmann is a member of our board of directors, a position he has held since May 2022, in addition to being Chief Financial Officer of Bertelsmann Education Group. He has played a formative role in developing the Group since its foundation in 2015, including the expansion of Relias into a major player in U.S. healthcare education through acquisitions, as well as the establishment of an international presence. Before joining the Education Group, Benedikt worked as Director of Strategy & Investments at Bertelsmann Group. Other experiences include a period in Venture Capital at Holtzbrinck, and in management consulting.

Tina Krebs. Tina Krebs is a member of our board of directors, a position she has held since May 2022, in addition to being the Chief People Officer of Bertelsmann Education Group and the Chief People Officer at Relias, a Bertelsmann Education Group company. Until 2020, Tina held multiple roles at Relias including VP, Client Care and VP, Integration, where she helped integrate multiple healthcare technology companies into the Relias portfolio. Before joining Relias, Tina Krebs was a partner at the professional services firm, ScottMadden Management Consultants.

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

Family Relationships

Nicolau Carvalho Esteves, the co-chairman of our board of directors, is the father of Renato Tavares Esteves, one of our directors.

Legal Proceedings

In 2016, the federal prosecutors’ office filed a public civil proceeding against Mr. Nicolau Carvalho Esteves, our co-chairman, and certain other individuals, for irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. The prosecution alleges that Mr. Carvalho Esteves and the other individuals did not apply federal funds in compliance with mandatory budgeting rules required by applicable federal statutes. On September 19, 2017, the lower court dismissed the federal prosecutor’s claims on the basis that the alleged improper acts were carried out to allow the public healthcare system in the State of Tocantins to continue to provide basic healthcare services, given there were insufficient public funds allocated for that purpose at the time. The federal prosecutor’s office appealed the lower court’s decision and on October 30, 2018, the federal court of appeals granted the appeal to overturn the lower court’s decision and to nullify the evidentiary phase of the proceedings on the procedural technicality that the State of Tocantins had not been properly notified of its right to file its motion on evidence. On May 3, 2019, Mr. Carvalho Esteves filed an appeal of the federal court of appeals decision with the Supreme Court of Justice. In February 2022, a decision was issued, dismissing the motions submitted by the public prosecutor’s office, and to date no appeal has been filed by the public prosecutor’s office. The risk of loss in these proceedings is classified as remote by external counsel. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya.

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

The following table sets forth the fixed and variable compensation of our key management personnel for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in R$ millions)
Short-term employee benefits	13.6	11.9	9.6
Share-based compensation plans	13.1	20.3	24.0
Total compensation	26.7	32.2	33.6

Long-Term Incentive Plans

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

New Afya Long-Term Incentive Plan

On August 30, 2019, our board of directors approved the establishment of the new equity incentive plan, or the New LTIP, as amended on July 29, 2020, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level.

The New LTIP and the applicable option agreement to be entered into between us and the beneficiary, or the Option Agreement, governs the issuance of equity incentive awards with respect to our Class A common shares, or the Options. The calculation of the strike price of the Option will be set forth in the applicable Option Agreement, as approved by the board of directors, upon the granting of the Option to the beneficiary. If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her Options under the New LTIP that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her Options under the New LTIP will be canceled. The maximum aggregate number of shares that can be issued to beneficiaries under the New LTIP may not exceed 4% of our share capital at any time, excluding treasury shares.

On July 8, 2022, our people and ESG committee approved a change in the strike price of the current share-based compensation plan. All tranches still to be vested had their strike price modified compared to the IPO price in Brazilian reais (R$71.22), adjusted from the IPO date until the exercise date using the CDI rate, excluding dividends. The already vested tranches will remain on the previous settled strike price. On May 18, 2022, July 11, 2022 and September 14, 2022, the Company granted 1,234,919 additional stock options, respectively, at a strike price of R$70.00, R$52.00 and R$52.00, respectively. As of December 31, 2022, a total of 3,729,287 options are outstanding under the New LTIP. For further information about vesting periods and strike price, see note 16.b to our audited consolidated financial statements.

Restricted Stock Units Program

On July 8, 2022, our board of directors approved our new restricted stock units program, or the RSU program, for employees. The participant’s right to effectively receive ownership of restricted shares will be conditioned on the participant’s continuance as an employee or director in the business group from the grant date until vesting. Employees will be entitled to these shares in a proportion of 10%, 20%, 30% and 40% each year. In July 2022 and September 2022, 442,546 and 4,678 restricted shares were granted, respectively, to our executives, with vesting periods from May 2023 to May 2026. The total number of outstanding restricted shares subject to the RSU program will not exceed, on any date, 1.2% of the total number of our shares, excluding treasury shares.

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

However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may vote at any meeting on any resolution concerning an interested matter, provided he or she has disclosed the nature of his or her interest and has not been disqualified by the chairman of the relevant meeting.

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

Election and Terms of Directors

See “Item 10. Additional Information.—B. Memorandum and Articles of Association—Appointment, Disqualification and Removal of Directors.”

Board Committees

Our board of directors has established an audit, risks and ethics committee and a compensation committee. On May 5, 2022, our board of directors voted to dissolve our business expansion committee, such that the approval of any mergers and acquisitions, which was previously within the purview of the business expansion committee, will now be submitted to the board of directors itself. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit, Risks and Ethics Committee

The audit, risks and ethics committee, or the audit committee, which consists of Vanessa Claro Lopes (elected to the committee on July 8, 2019), João Paulo Seibel de Faria (elected to the committee on August 26, 2020) and Miguel Filisbino Pereira de Paula (elected to the committee on August 26, 2020) assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. João Paulo Seibel de Faria serves as chairman of the audit committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Vanessa Claro Lopes is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

People and ESG Committee

Since our initial public offering, we have established a compensation committee. The compensation committee, which consists of Rafael Munerato de Almeida, Renato Tavares Esteves and Miguel Filisbino Pereira de Paula, assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. On January 29, 2021, our board of directors approved the compensation committee charter and included the responsibility for the committee to indicate and recommend for board approval the appointment of our independent directors, directors and executive officer. On May 26, 2021 our board of directors approved the amendment of the internal bylaws of the compensation committee to change its name to People and ESG Committee and also to include strategic sustainability matters and approve reports, adhere to national and/or international protocols, agreements, principles or treaties to be discussed and recommended by the committee. Notwithstanding anything to the contrary established in the audit committee charter, the committee also reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses and employee pension and benefits plans. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors. On August 25, 2021, the Board of Directors appointed Mr. Kay Krafft as a member of the People and ESG Committee. On May 5, 2022, our board of directors approved an amendment to the bylaws of our People and ESG Committee to give full authority to the People and ESG Committee to approve certain matters. On October 6, 2022, the board of directors approved the review of certain aspects of these bylaws, e.g., to include new responsibilities for the People and ESG Committee related to the review and approval of pension plans, compensation instruments that are not regulated collectively, and the execution, termination or amendment of certain material and relevant employment agreements.

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	11
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	2	9	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	3
LGBTQ+:	—
Did not Disclose Demographic Background:	8

D.       Employees

As of December 31, 2022, we had 8,708 employees, 7% of which were based in our offices in Nova Lima and 93% of which were based in other cities elsewhere in Brazil. We also engage temporary employees and consultants as needed to support our operations.

As of December 31, 2022, we (through Medcel) had approximately 167 medical content creators, who are responsible for developing our learning materials (including media, podcasts, quizzes, classes, among others), including approximately 24 physician professors.

The table below breaks down our full-time personnel by function as of December 31, 2022:

Function	Number of Employees	% of Total
Management	79	0.9%
Shared Services Center and IT, Sales and Marketing	850	9.8%
Faculties	3,117	35.8%
General and Administrative	4,662	53.5%
Total	8,708	100.0%

Our employees in Brazil are represented by the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E.       Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options or restricted shares granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Afya Brazil Long-Term Incentive Plan” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans.”

F.        Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares, our Class B common shares, and our Series A perpetual convertible preferred shares as of the date of this annual report:

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

	Shares Beneficially Owned						% of Total Voting Power(1)
	Common Shares				Preferred Shares
	Class A		Class B		Series A
Shareholders	Shares	%	Shares	%	Shares	%	%
5% Shareholders Party to our Shareholders’ Agreement
Bertelsmann SE & Co. KGaA (2)	9,778,591	20.4%	29,074,134	63.5%	—	—	59.4%
Nicolau Carvalho Esteves (3)	113,811	*	16,721,405	36.5%	—	—	33.1%
Rosângela de Oliveira Tavares Esteves(3)	113,811	*	16,714,713	36.5%	—	—	33.0%
Renato Tavares Esteves (4)	2,545,844	5.3%	—	—	—	—	0.5%
Vanessa Tavares Esteves (5)	2,435,440	5.1%	—	—	—	—	0.5%
Lílian Tavares Esteves de Carvalho (6)	2,533,911	5.3%	—	—	—	—	0.5%
Other 5% Shareholders
Ronald Baron (7)	3,921,080	8.2%	—	—	—	—	0.8%
SoftBank Group Corp. (8)	2,433,323	5.1%	—	—	150,000	100%	0.5%
Other Executive Officers and Directors (9)
Kay Krafft (10)	—	—	—	—	—	—	—
Shobhna Mohn (11)	—	—	—	—	—	—	—
Benedikt Dalkmann(12)	—	—	—	—	—	—	—
Tina Krebs(13)	—	—	—	—	—	—	—
João Paulo Seibel de Faria	—	—	—	—	—	—	—
Miguel Filisbino Pereira de Paula	—	—	—	—	—	—	—
Maria Tereza Azevedo	—	—	—	—	—	—	—
Vanessa Claro Lopes	—	—	—	—	—	—	—
Rafael Munerato de Almeida	—	—	—	—	—	—	—
Lélio de Souza Junior	10,000	*	—	—	—	—	*
Luis André Carpintero Blanco	17,170	*	—	—	—	—	*
Virgilio Deloy Capobianco Gibbon	367,225	*	—	—	—	—	*

*	Represents beneficial ownership of less than 1% of the respective class of our outstanding shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” The terms of our Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares voting as a separate class for us to take the following decisions, among others described in the certificate of designations: (1) amend our organizational documents in a manner that would have an adverse effect on the Series A perpetual convertible preferred shares; and (2) issue securities that are senior to, or equal in priority with, the Series A perpetual convertible preferred shares; except as provided in the certificate of designations, our Series A perpetual convertible preferred shares otherwise are not entitled to vote.
(2)	Based on a statement by Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH on Schedule 13D filed on March 29, 2023, the date of the last available Schedule 13D filed by such person with the SEC. Such person’s business address is at Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.
(3)	Based on a statement by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Limited on Schedule 13G filed on February 14, 2023, the date of the last available Schedule 13G filed by such person with the SEC. Nicolau Carvalho Esteves is a member of our board of directors. Includes 113,811 Class A common shares and 16,707,489 Class B common shares held of record by NRE Capital Ventures Limited, a company controlled by Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, who hold 100% of its shares in joint tenancy.
(4)	Based on a statement by Renato Tavares Esteves on Schedule 13G filed on February 14, 2022, the date of the last available Schedule 13G filed by such person with the SEC. Renato Tavares Esteves is a member of our board of directors.
(5)	Based on a statement by Vanessa Tavares Esteves and VTE Capital Ventures Ltd. on Schedule 13G filed on February 14, 2023, the date of the last available Schedule 13G filed by such person with the SEC. Consists of 654,643 Class A common shares held of record by Vanessa Tavares Esteves and 1,780,797 Class A common shares held of record by VTE Capital Ventures Ltd., which is wholly-owned by Vanessa Tavares Esteves.
(6)	Based on a statement by Lilian Tavares Esteves de Carvalho on Schedule 13G filed on February 14, 2022, the date of the last available Schedule 13G filed by such person with the SEC.
(7)	Based on a statement on Schedule 13G filed on February 14, 2023, by BAMCO, Inc., Baron Capital Group, Inc., Baron Capital Management, Inc., and Ronald Baron, the date of the last available Schedule 13G by such persons with the SEC. Such persons’ business address is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(8)	Based on a statement on Schedule 13G filed on May 13, 2021 by SoftBank Group Corp. the date of the last available Schedule 13G by such person with the SEC. Such person’s business address is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.
(9)	Disclosure regarding the equity interest held by Messrs. Nicolau Carvalho Esteves and Renato Tavares Esteves, both members of our board of directors, in us, is above.
(10)	Mr. Kay Krafft, a member of our board of directors, is the founding CEO of Bertelsmann Education Group. Mr. Krafft disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(11)	Ms. Shobhna Mohn, a member of our board of directors, is the Chief Strategy Officer at Bertelsmann Investments. Ms. Mohn disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of her pecuniary interest therein.
(12)	Mr. Benedikt Dalkmann, a member of our board of directors, is the Chief Financial Officer at Bertelsmann Education Group. Mr. Dalkmann disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(13)	Ms. Tina Krebs, a member of our board of directors, is the Chief People Officer at Bertelsmann Investments. Ms. Krebs disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of her pecuniary interest therein.

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

Shareholders’ Agreement

On July 7, 2019, Crescera and the Esteves Family entered into a shareholders’ agreement, or the Original Shareholders’ Agreement. The Original Shareholders’ Agreement specified that Crescera could not transfer its shares in the Company, in whole or in part, without first offering them to Bertelsmann, which will have the option to acquire such shares. On June 7, 2021, in connection with the acquisition by Bertelsmann of all Afya shares held by Crescera as of such date pursuant to a share purchase agreement also entered into on such date, the Original Shareholders’ Agreement was terminated and the Esteves Family and Bertelsmann determined to enter into an amended and restated shareholders’ agreement, or the A&R Shareholders’ Agreement.

The A&R Shareholders’ Agreement provides that the parties shall cooperate to ensure that Afya enters into a customary registration rights agreement with the parties. Further, (i) while Bertelsmann holds an interest in Afya, or (ii) for a period of 5 (five) years from the moment the Original Shareholder ceases to hold an interest in the Company (whichever occurs earlier), the Esteves Family is bound by a non-compete obligation preventing it from directly or indirectly carrying on a competing business that is in direct competition with us, subject to certain limited exceptions.

B.       Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and certain other rights of certain of the holders of our common shares as described under “—A. Major Shareholders—Shareholders’ Agreement,” the following is a description of each transaction since January 1, 2020 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

Lease Agreements

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below.

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC Araguaína and ITPAC Porto Nacional, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019, the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years, and may be renewable for an additional five years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC during the prior semester, and will be effective (and become due) once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years. As of December 31, 2022, the campus is fully operational.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) from July 2020 until March 2024, 6.5% of the monthly revenue of IPTAN during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years starting when the campus becomes operational, and may be renewable for an additional five years subject to the provisions of the lease agreement. As of December 31, 2022, the campus is fully operational.

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement; and (iii) as from January 2029, the monthly amount should be adjusted by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

The lease payments in connection with the lease agreements with RVL totaled R$20.4 million, R$15.3 million and R$11.3 million in the years ended December 31, 2022, 2021 and 2020, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3.4 million, R$3.2 million and R$3.0 million in the years ended December 31, 2022, 2021 and 2020, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until maturation. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$4.9 million, R$4.6 million and R$3.5 million in the years ended December 31, 2022, 2021 and 2020, respectively.

UEPC Services Agreement

On February 25, 2019, Medcel entered into a services agreement with UEPC, pursuant to which Medcel agreed to provide certain educational services and content to UEPC, available on Medcel’s online platform. The services agreement is for an amount equal to R$1.3 million, payable by UEPC to Medcel subject to the terms of the services agreement. For the years ended December 31, 2022 and 2021, the revenues in connection with this services agreement totaled R$0.5 million and R$0.8 million, respectively.

See note 8 to our audited consolidated financial statements.

ITPAC Garanhuns Assignment Agreement

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil, in connection with a pending authorization by MEC to operate a medical school, the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. The consummation of the assignment is subject to the approval of the ITPAC Garanhuns medical school authorization by MEC, which must be obtained within 10 years from the execution of the assignment agreement. The purchase price paid by Afya Brazil to Nicolau Carvalho Esteves to the extent MEC’s approval is obtained within the prescribed time period is R$900,000 multiplied by the number of medical school seats authorized by MEC. Once operational, ITPAC Garanhuns is expect to generate 120 new medical school seats. In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. On November 5, 2021, the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operation of the medical school in Garanhuns in the State of Pernambuco. ITPAC Garanhuns authorization guaranteed 120 medical seats to Afya, totaling a purchase price of R$108 million of which: 50% in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Civil Matters.”

Related Person Transaction Policy

On January 29, 2021, our board of directors approved the related party transactions and conflicts of interests’ policy that set forth our guidelines and procedures regarding agreements with related parties. On December 19, 2022, our board of directors approved an amendment to our policy in order to reflect certain revised approval thresholds.

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

Employment Agreements

Virgilio Deloy Capobianco Gibbon, Lélio de Souza Junior and Luis André Carpintero Blanco entered into employment agreements with the Company. None of our directors have entered into service agreements with the Company.

For a description of the compensation paid to our directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Long-Term Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Afya Brazil Long-Term Incentive Plan.” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan.”

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

As of December 31, 2022, we had provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$195.9 million, and had made judicial deposits in an aggregate amount of R$12.7 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

In addition, under the terms of the share purchase and sale agreements between us and the selling shareholders of certain subsidiaries acquired by us, such selling shareholders are exclusively responsible for any liabilities (including labor, tax and civil liabilities), which are or will be the subject of a claim by any third party, arising from an act or fact that occurred, whether by action or inaction, prior to or on the closing dates of the respective acquisitions, and such selling shareholders have agreed to indemnify us and our subsidiaries in the event of any losses relating to any such contingent liabilities. Accordingly, our provisioned amounts related to such contingent liabilities are recorded as non-current liabilities, with a corresponding amount recorded as non-current other assets; as of December 31, 2022, we recorded R$145.3 million as other non-current assets with respect to provisioned amounts relating to such contingent liabilities.

Civil Matters

As of December 31, 2022, we and our subsidiaries were party to approximately 6,965 civil proceedings, 2,953 of which are collection proceedings in which we are plaintiffs, 3,585 of which are other judicial proceedings and 438 of which are administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto Nacional and others, alleging (i) that Municipal Law No. 1780/03 in connection with IESPEN’s creation is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto Nacional should be voided; (ii) that ITPAC Porto Nacional acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (iii) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay up corporate capital; and (iv) that ITPAC Porto Nacional should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC filed its defense, which is pending review by the competent lower court. On November 13, 2016, the lower court froze 8% of ITPAC Porto Nacional’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately R$25.6 million, with the likelihood of loss as possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. As of the date of this annual report, the activities of the Garanhuns Greenfield unit are suspended pursuant to a judgment of the 23rd Federal Court of the State of Pernambuco. On February 27, 2020, the Superior Court of Justice confirmed the judgment of the 23rd Federal Court of the State of Pernambuco and the Garanhuns Greenfield unit remains suspended. Afya Brazil is currently in discussions with MEC to obtain the necessary authorizations for the Garanhuns Greenfield unit, and to the extent those authorizations are obtained, this proceeding will be extinguished. In July 2019, ITPAC Araguaina filed an administrative proceeding requesting MEC’s reappraisal of its previous decision that denied the request of transferring the administrative proceeding related to the medical course authorization, filed in 2011, from the state educational system to the federal educational system, pursuant to applicable regulation. On September 2, 2020, MEC published Ordinance no. 722 recognizing the right of ITPAC and determining the review of the regularization request formulated in 2011 by the institution. On November 5, 2021, the instruction authorizing the start of educational activities was published.

On November 30, 2019, a public proceeding was filed by Domingos Borges da Silva against Centro de Ensino São Lucas, other educational institutions and the city hall of Porto Velho, alleging (i) that the defendants were purportedly not granting all the full scholarships to undergraduate students from “Programa de Inclusão Social Universidade Para Todos – Faculdade da Prefeitura,” provided by Municipal Law No. 1,887/10 and modified by Municipal Law No. 2,284/16; (ii) that due to the lack of full scholarships, the Treasury was being jeopardized because the agreement was for tax waive in exchange to the full scholarships for the beneficiary from the referred Program; (iii) therefore, the plaintiff requires to be awarded a preliminary injunction to revoke Municipal Laws Nos. 1,887/10 and 2,284/16 and the suspension of the adhesion contracts to the Program signed by the defendants; and (iv) that the defendants should be liable for alleged material damages and loss of profits. On January 13, 2020, the lower court denied the preliminary injunction. On March 3, 2020, São Lucas was served. The lawsuit was not ruled by the lower court yet. It is important to highlight that Centro de Ensino São Lucas is currently granting scholarships from the Program and, by December 2020, there were 290 scholarships being offered. We estimate the amount of any claim for damages that may be imposed on us as a result of this proceeding to be approximately of R$12.5 million, with the likelihood of loss as possible.

The provisions related to civil proceedings whose likelihood of loss is assessed as probable are R$24.7 million as of December 31, 2022. There are other civil proceedings assessed by management and our legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$59.6 million as of December 31, 2022.

Labor Matters

As of December 31, 2022, we and our subsidiaries were party to approximately 260 labor proceedings, 178 of which are judicial proceedings and 82 of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by us to comply with certain labor laws, including with respect to working hours, the registration of employment agreements, disabled workers’ hiring quotas and the protection of underage workers and apprentices.

The provisions related to labor proceedings whose likelihood of loss is assessed as probable are R$22.4 million as of December 31, 2022. There are other labor proceedings assessed by management and our legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$13.9 million as of December 31, 2022.

Tax and Social Security Matters

As of December 31, 2022, certain of our subsidiaries were party to 75 tax and social security proceedings, 48 of which are judicial proceedings and 27 of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities. The most significant tax claim is in an amount of R$52.4 million, in which Unigranrio is a plaintiff in a tax debit annulment action that seeks to void three tax assessments relating to tax immunities in the collection of ISS taxes. As of the date of this annual report, a decision by the trial court is pending.

ITPAC Porto Nacional is party to one tax foreclosure proceeding filed by the Brazilian federal government on July 12, 2010 for the collection of social security contribution on payroll debts in the total historical amount of R$2.8 million, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. As of the date of this annual report, the amount of this proceeding is approximately R$3.1 million and the proceeding is pending the decision of the lower court.

UniSL is party to tax proceeding filed by city of Porto Velho on July 19, 2017 for having allegedly incurred in insufficient payment of ISS taxes in the total historical amount of R$6.0 million. As of the date of this annual report, the amount of this proceeding is approximately R$12.8 million and the likelihood of loss as possible.

The provisions related to taxes proceedings whose likelihood of loss is assessed as probable are R$148.7 million as of December 31, 2022. There are other Taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized in the amount of R$4.9 million as of December 31, 2022.

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

As of the date of this annual report, Afya Brazil and certain of our subsidiaries are required by their respective bylaws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC Araguaína, ITPAC Porto Nacional, IESP, IPTAN, UEPC, FASA, UniRedentor, PEBMED, FESAR, iClinic, Medicinae—at least 25% of adjusted net profit in each fiscal year; (ii) Medcel—at least 50% of adjusted net profit in each fiscal year; (iii) IESVAP—at least 80% of adjusted net profit in each fiscal year; (iv) UNIVAÇO—at least 90% of adjusted net profit in each fiscal year; and (v) CCSI—at least 2% of net profit in each fiscal year. FADEP, CIS, IPEMED, IPEC, UniSL, FCMPB, MedPhone, Medical Harbour, Cliquefarma, Além da Medicina, Cardiopapers, Glic and DelRey are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

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

Our affairs are governed principally by (i) our Amended and Restated Memorandum and Articles of Association; (ii) the Companies Act; and (iii) the common law of the Cayman Islands. As provided in our Amended and Restated Memorandum and Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which, at the date of this annual report, comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report, we have 47,920,068 Class A common shares, of which 3,786,285 are common shares held in treasury, 45,802,763 Class B common shares, and 150,000 Series A perpetual convertible preferred shares of our authorized share capital issued and outstanding.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Amended and Restated Memorandum and Articles of Association currently authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class equity structure was required by the Esteves Family and Crescera, our principal shareholders in the year of 2019, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in Our Articles of Association—Two Classes of Common Shares.”

As of December 31, 2022, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares; and
•	250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

As of December 31, 2022, the Company’s issued and outstanding share capital was R$17,000 (R$17,000 as of December 31, 2021) represented by 93,722,831 shares comprised by 47,920,068 Class A common shares and 45,802,763 Class B common shares (93,722,831 shares comprised by 47,920,068 Class A common shares and 45,802,763 Class B common shares as of December 31, 2021). In addition, as of December 31, 2022, 150,000 Series A perpetual convertible preferred shares were outstanding, representing approximately 6.6% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis.

Treasury Shares

As of December 31, 2022, Afya had 3,786,285 common shares in treasury.

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

(ii)       the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)       the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith, the redemption or purchase of any shares of any class by the Company, the cancellation of authorised but unissued shares of that class or the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

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

Conversion

The outstanding Class B common shares are convertible at any time as follows: (i) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (ii) upon the election of the holders of all the then issued and outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to holders of Class B common shares, to affiliates, to and between the Esteves Family, Bertelsmann, their family members and their respective children, heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and to partnerships, corporations and other entities exclusively owned or controlled by the Class B shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding. To the extent that Bertelsmann or the Esteves Family cease to be a Class B common shareholder, the rights nominally vested to each shall vest in their permitted transferee within the meaning of our Articles of Association.

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

As a Cayman Islands exempted company, Afya is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors (if any). In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

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

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than 10 clear calendar days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and a majority in number of the members (which shall include Bertelsmann and the Esteves Family) together holding at least 95% in par value of the shares entitled to attend and vote, with regards to an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

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

Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by the co-chairman of our board of directors appointed by Bertelsmann or in his absence, the co-chairman of the board of directors appointed by the Esteves Family. If both such co-chairmen are absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairmen nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman shall not have the right to vote in his capacity as chairman and shall not have a casting vote.

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

Special Matters

Afya may not without the prior written consent of (i) Bertelsmann for so long as it holds Class B common shares in excess of the Ownership Threshold and (ii) the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold: change the number of directors; amend its Memorandum and Articles of Association; vary the rights attaching to shares; approve the winding-up, liquidation or dissolution of Afya; or take certain actions in respect of its share capital as set out in the Articles of Association; register as an exempted limited duration company; or approve the transfer by way of continuation of Afya to a jurisdiction outside the Cayman Islands.

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

1st Share Repurchase Program. Our Board of Directors approved a share buyback program on December 23, 2020. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions. We repurchased the shares to execute the stock option program for the executives of the company and utilized our existing funds to fund repurchases made under this program. Our Board of Directors also authorized management to appoint BofA Securities, Inc. as our agent to purchase the shares on our behalf in the open market. It is our intention such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of our common shares under the program. The share buyback program was completed on October 21, 2021, upon the completion of the purchase of the full amount of Class A common shares permitted under the program.

2nd Share Repurchase Program. After the completion of our first share repurchase program on October 21, 2021 that resulted in the purchase of 1,015,844 Class A common shares, our Board of Directors approved a new share repurchase program on October 27, 2021, or the second share repurchase program. Under the second share repurchase program, Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. We repurchased the shares to execute the stock option program for the executives of the company and utilized our existing funds to fund repurchases made under this program. The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 promulgated by the SEC under the Exchange Act. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program. The second share repurchase program was completed on January 14, 2022, upon the purchase of the full amount of Class A common shares permitted under the second share repurchase program.

3rd Share Repurchase Program. After the completion of our second share repurchase program, which resulted in the purchase of 1,383,108 Class A common shares, our Board of Directors approved a new share repurchase program on January 27, 2022, or the third share repurchase program. Under the third share repurchase program, Afya may repurchase up to 1,874,457 of its outstanding Class A common shares which represents 4% of its free float, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. We repurchased the shares for use in our stock option program, as consideration in business combination transactions and for general corporate purposes and utilized our existing funds and dividends received from Afya Brazil to fund repurchases made under this program. The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbor provided by Rule 10b-18 promulgated by the SEC under the Exchange Act. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases under the program. The third share repurchase program was completed on May 4, 2022, upon the purchase of the full amount of Class A common shares permitted under the third share repurchase program.

4th Share Repurchase Program. After the completion of our third share repurchase program, which resulted in the purchase of 1,874,457 Class A common shares, our board of directors has approved a new share repurchase program on March 23, 2023, or the fourth share repurchase program. Under the fourth share repurchase program, Afya may repurchase up to 2,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on April 3, 2023 until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

The share repurchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. Afya intends to repurchase the shares for use in its stock option and restricted shares programs, as consideration in future business combination transactions and for general corporate purposes. Afya expects to utilize its existing funds and future dividends to be received from Afya Brazil and/or strike price funds to be received in connection with any option exercises under its stock option program, to fund repurchases made under this program. Afya’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase the shares on its behalf in the open market. It is Afya’s intention that such purchases benefit from the safe harbors provided by Rules 10b-18 and 10b5-1 promulgated by the SEC under the Exchange Act. Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rules 10b-18 or 10b5-1 for purchases under the program.

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

Appointment, Disqualification and Removal of Directors

Afya is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 14 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. Bertelsmann for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to seven directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Bertelsmann Directors”), and the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to two directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Esteves Family Directors”), in addition for so long as both hold Class B common shares in excess of the Ownership Threshold, they may appoint a further director (the “Joint Director”) and are entitled at any time to remove, substitute or replace the Joint Director (provided that if only one of Bertelsmann and the Esteves Family holds Class B Common Shares in excess of the Ownership Threshold, then only Bertelsmann or the Esteves Family, as applicable, shall have such right). The Board of Directors shall have one (1) co-chairman appointed by Bertelsmann, for so long as it holds Class B Common Shares in excess of the Ownership Threshold and one (1) co-chairman appointed by the Esteves Family, for so long as it holds Class B Common Shares in excess of the Ownership Threshold, thereafter, the chairman of the Board of Directors shall be appointed by a majority of the Directors then in office.

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

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution, save that each Bertelsmann Director may only be removed by Bertelsmann at its discretion and each Esteves Family Director may only be removed by the Esteves Family at its discretion.

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

Proceedings of the Board of Directors

The Articles of Association provide that our business is to be managed and conducted by the board of directors, save that Afya may not without (i) the consent of a Bertelsmann Director while there is a Bertelsmann Director and (ii) the consent of an Esteves Family Director while there is an Esteves Family Director: create new classes of shares, issue new shares, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for purchase or receive any class of shares or securities in the capital of Afya; repurchase or redeem any shares; execute and/or terminate any shareholders’ agreement, quotaholders’ agreement, or any other agreements related to our interest in any subsidiary; approve our financial statements; effect any follow-on offerings of Afya; approve the listing and/or the delisting of our securities with any designated stock exchange; conduct, negotiate, terminate and/or amend any business, agreement, or transaction between Afya and any related party valued in excess of R$10.0 million, provided that, (A) if the Related Party is the Esteves Family (or an Affiliate thereof), then the consent of the Esteves Family Director shall not be required and (B) if the Related Party is Bertelsmann (or an Affiliate thereof), then the consent of the Bertelsmann Director shall not be required; approve any sale or encumbrance, for the benefit of a person of shares issued by any subsidiary, or the admission of any new partner or shareholder in such subsidiaries; carry out any investments outside the scope of the core business of Afya (as set out in the Articles of Association); incorporate any entity; appoint or terminate the engagement of any auditor that is not an Authorized Auditor as set out in the Articles of Association; provide any guarantee in respect of any person or related person of any of our shareholders, director and/or officers inter alia; or take actions in connection with the Company’s Anti-Corruption measures, provided that if the Anti-Corruption measures relate to either Bertelsmann or the Esteves Family, then the consent of the Esteves Family Director or the Bertelsmann Director respectively shall not be required.

The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present), and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, neither the chairmen of the board nor the chairman of the meeting shall have a casting vote.

Subject to the foregoing and the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held bi-monthly and shall take place either in Nova Lima, Brazil, or at such other place as the directors may determine.

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

Inspection of Books and Records

Holders of Afya shares have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements and upon request agreements executed by the Company and its Related Parties (as defined in the Articles of Association), shareholder agreements to which the Company is a party and details of any incentive plan. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

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

So long as the Esteves Family and Bertelsmann have the ability to determine the outcome of most matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Afya has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Afya.

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

For further information on our outstanding Series A perpetual convertible preferred shares, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Series A Perpetual Convertible Shares” and note 13.2.1(d) to our audited consolidated financial statements included elsewhere in this annual report.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by, if a shareholder scheme, shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made or, if a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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

Directors’ and Controlling Shareholders’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

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

C.       Material Contracts

For information concerning certain contracts important to our business, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Except as otherwise described in this annual report on Form 20-F, we have not entered into any material contracts other than in the ordinary course of business.

D.       Exchange Controls

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own the securities. This discussion applies to you only if you hold Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe any state, local or non-U.S. tax consequences or all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to you if you are subject to special rules, such as:

•	one of certain financial institutions;
•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•	a person holding a Class A common shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;
•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	an entity classified as partnerships for U.S. federal income tax purposes;
•	a tax-exempt entity, an “individual retirement account” or a “Roth IRA”;
•	a person who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	a person that owns or is deemed to own ten percent or more of our stock (by vote or value); or
•	a person holding shares in connection with a trade or business conducted outside of the United States.

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

As discussed in “—Cayman Island Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law. However, if any non-U.S. income taxes were withheld from distributions on your Class A common shares, the amount of the withheld tax would be includible in your income as a dividend. Subject to applicable limitations, some of which vary depending upon your circumstances, the non-U.S. withholding tax may be potentially creditable against your U.S. federal income tax liability. Recently issued Treasury regulations impose additional requirements for non-U.S. taxes to be eligible for foreign tax credit, and we cannot assure you that any non-U.S. income taxes would be creditable against your U.S. federal income tax liability. Subject to generally applicable limitations under U.S. law, you may be able to elect to deduct otherwise creditable withholding taxes. Even if the non-U.S. withholding taxes are not creditable, you may be entitled to deduct such taxes, subject to applicable limitations under the Code. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the creditability or deductibility of non-U.S. taxes, if any, in your particular circumstances (including any applicable limitations).

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2022. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we were a PFIC for any taxable year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

If you make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of your Class A common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in your Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as a capital loss). This election cannot be made with respect to any of our subsidiaries the shares of which are not regularly traded. Accordingly, you may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding your mark-to-market election for the Class A common shares.

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

J.       Annual Report to Security Holders

Not applicable.

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

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

	Balance as of December 31, 2022	Index – % per year	Base rate
	(amounts in R$ thousands, unless otherwise stated)
Cash equivalents	1,011,126	99.21% CDI	136,928
Debentures	(499,839)	CDI + 1.80%	(77,225)
Loans and financing	(518,134)	CDI + 1.90%	(80,570)
Loans and financing	(32,252)	CDI + 1.75%	(4,966)
Loans and financing	(8,418)	TJLP	(620)
Accounts payable to selling shareholders	(491,143)	CDI	(67,041)
Notes payable	(62,176)	IPCA	(3,600)
Net exposure			(97,094)

	Increase in basis points
	+75	+150
	(amounts in R$ thousands, unless otherwise stated)
Effect on profit before tax	(4,504)	(9,010)

For further information, see note 13.4.1 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$24.4 million as of December 31, 2022. See note 13.4.1 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents as of December 31, 2022.

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

Our maximum exposure to credit risk for the components of the statements of financial position as of December 31, 2022 and 2021 is the carrying amounts of our financial assets. For more information, see note 13.4.2 to our audited consolidated financial statements.

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

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s evaluation of internal control over financial reporting excluded the internal control activities of Além da Medicina, acquired in March 2022, Cardiopapers, acquired in April 2022, and Glic, acquired in May 2022, as discussed in note 5 to our audited consolidated financial statements. We have included the financial results of these in the consolidated financial statements from the date of acquisition. Such entities represented approximately (0.1)% and 0.2% of our equity and total assets, respectively, as of December 31, 2022 and 1.0% and (0.04)% of our revenue and net income, respectively, for the year then ended.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2022, our internal control over financial reporting was effective, based on those criteria.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2022, which did not include an evaluation of the internal control over financial reporting of Além da Medicina, CardioPapers and Glic, has been audited by Ernst & Young Auditores Independentes S.S. Ltda., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2022. Their attestation report on internal controls over financial reporting is included herein.

D.       Changes in Internal Control Over Financial Reporting

In the year ended December 31, 2022, we implemented Hyperion Financial Management, or Hyperion, our new consolidation and financial reporting management system and also implemented all relevant internal controls over financial reporting relating to Hyperion. Except for the changes arising from the implementation of Hyperion, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which currently consists of Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. João Paulo Seibel de Faria serves as Chair of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Vanessa Claro Lopes qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

ITEM 16B. CODE OF ETHICS

Our activities are subject to a code of ethics, which is applicable to all our members and entities, including our directors, officers, managers, teachers and other staff (including interns). Our code of ethics is also applicable to relevant third parties involved in our activities, such as suppliers, consultants and other service providers. Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our members and entities. It regulates our interactions with our suppliers, students, clients, competitor suppliers and governmental entities and agents. Our code of ethics also sets forth fundamental rules of conduct related to the safeguarding of our financial books and records, conflict of interest situations, the protection of our confidential information and assets and our compliance with applicable laws and relevant information on whistleblowing procedures. The Code of Ethics is included as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at https://ir.afya.com.br/corporate-governance/documents-charters.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S.S. Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. Ltda. for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(in R$ millions)
Audit fees (1)	6.9	6.3
Tax fees(2)	0.2	0.2
All other fees	0.1	—
Total fees	7.2	6.5

(1)	Audit fees include fees for the audit of our annual consolidated financial statements; audit of the effectiveness of internal control over financial reporting, audit of statutory financial statements of subsidiaries; review of our interim financial statements, and audit of financial statements of acquired businesses.
(2)	Tax fees consist of fees for services rendered in connection with the review of our ECF (Escrituração Contábil Fiscal) Brazilian tax reporting.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Auditores Independentes S.S. Ltda., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the audit committee prior to the completion of the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares by us or on our behalf, or by or on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2022:

Shares Repurchased by the Company

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2022	310,903	R$77.85	310,903	1,820,455
February 1 to February 28, 2022	736,379	R$73.81	736,379	1,084,076
March 1 to March 31, 2022	157,142	R$64.12	157,142	926,934
April 1 to April 30, 2022	833,065	R$68.00	833,065	93,869
May 1 to May 31, 2022	93,869	R$75.22	93,869	—
June 1 to June 30, 2022	—	—	—	—
July 1 to July 31, 2022	—	—	—	—
August 1 to August 31, 2022	—	—	—	—
September 1 to September 30, 2022	—	—	—	—
October 1 to October 31, 2022	—	—	—	—
November 1 to November 30, 2022	—	—	—	—
December 1 to December 31, 2022	—	—	—	—
Total	2,131,358	R$71.48	2,131,358

(1)	For more information on our share repurchase programs, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Share Repurchases.”

(2) The second share repurchase program of 1,383,108 Class A common shares, which was publicly announced on October 27, 2021, commenced on October 28, 2021 and was completed by January 14, 2022. The third share repurchase program of 1,874,457 Class A common shares, which was publicly announced on January 27, 2022, commenced on January 27, 2022 and was completed by May 4, 2022.

Shares Purchased by Bertelsmann

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Maximum Number (or Approximate R$ Value) of Shares that May Yet Be Purchased under the Plans or Programs(2)
January 1 to January 31, 2022	—	—	—	—
February 1 to February 28, 2022	—	—	—	—
March 1 to March 31, 2022	—	—	—	—
April 1 to April 30, 2022	—	—	—	—
May 1 to May 31, 2022	6,350,189	R$139.82	N/A	N/A
June 1 to June 30, 2022	153,244	R$52.70	153,244	R$665,045,553
July 1 to July 31, 2022	827,929	R$50.11	827,929	R$623,561,726
August 1 to August 31, 2022	1,184,475	R$64.37	1,184,475	R$547,321,184
September 1 to September 30, 2022	1,050,681	R$72.17	1,050,681	R$471,488,303
October 1 to October 31, 2022	1,126,311	R$72.40	1,126,311	R$389,939,841
November 1 to November 30, 2022	1,431,069	R$81.20	1,431,069	R$273,735,357
December 1 to December 31, 2022	1,175,863	R$79.31	1,175,863	R$180,473,942
Total	13,299,761	R$103.80	6,949,572

(1)	On May 4, 2022, Bertelsmann acquired 6,000,000 Class B common shares from the Esteves Family for a per share price of US$26.90. See Amendments No. 3 and 4 to the reports on Schedule 13D filed by Bertelsmann with the SEC on April 25, 2022 and May 4, 2022, respectively. On May 23, 2022, Bertelsmann purchased 350,189 Class A common shares from certain management members of the Company for a per share price of US$25.00. See Amendment No. 5 to the report on Schedule 13D filed by Bertelsmann with the SEC on May 23, 2022.
(2)	For convenience purposes only, amounts in reais in this column have been converted from U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(3)	On May 26, 2022, Bertelsmann entered into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with an unaffiliated third-party broker (the “Bertelsmann Existing Trading Plan”), which was publicly announced on May 27, 2022. Under the Bertelsmann Existing Trading Plan, the broker is authorized and directed to purchase Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$129.0 million, beginning on June 27, 2022, until the earlier of the completion of the repurchase or September 25, 2023, unless terminated earlier in accordance with its terms. See Amendment No. 6 to the report on Schedule 13D filed by Bertelsmann with the SEC on May 27, 2022. On December 15, 2022, Bertelsmann entered into an amendment to the Bertelsmann Existing Trading Plan (the “Bertelsmann Trading Plan Amendment”), which was publicly announced on December 16, 2022. Under the Bertelsmann Trading Plan Amendment, the broker is authorized and directed to purchase an additional number of Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$200.0 million. Such additional purchases may only commence once the purchases under the Bertelsmann Existing Trading Plan have been completed but in no event before January 16, 2023. In addition, the Bertelsmann Trading Plan Amendment extended the term of the Bertelsmann Existing Trading Plan to May 31, 2024, unless terminated earlier in accordance with its terms. See Amendment No. 13 to the report on Schedule 13D filed by Bertelsmann with the SEC on December 16, 2022.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Afya (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
1.2	Amended and Restated Memorandum and Articles of Association of Afya adopted on July 23, 2021, effective as of August 5, 2021 (incorporated herein by reference to Exhibit 1.2 to the annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2021).
1.3	Certificate of Designations of Series A Perpetual Convertible Preferred Shares of Afya dated May 3, 2021 (incorporated herein by reference to Exhibit 99.2 of the Registrant’s Report on Form 6-K filed with the SEC on May 3, 2021).
1.4*	Amended and Restated Memorandum and Articles of Association of Afya adopted on April 29, 2022, effective as of May 4, 2022.
2.1*	Description of Securities registered under Section 12 of the Exchange Act.

4.1 †	English translation of Purchase Agreement dated as of January 11, 2018, among Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Participações S.A. and BR Health Participações S.A. (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.2 †	English translation of Purchase Agreement dated as of November 27, 2018, among NRE Participações S.A., JC JOINT Fundo de Investimento em Participações Multiestratégia, Breno Miranda Trabulo Pinheiro Correia and Cristina Maria Miranda de Sousa (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.3 †	English translation of Purchase Agreement dated as of December 5, 2018, among NRE Participações S.A., João Carlos Ribeiro Pedroso, Leoni Margarida Bertolin, José Carlos Januário, Ricardo Pedroso, Daiane Pedroso Canto and RD Administração e Participação Ltda (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.4 †	English translation of Investment and Purchase Agreement dated as of March 29, 2019, among Afya Participações S.A. (formerly NRE Participações S.A.), BR Health Participações S.A. and Guardaya Empreendimentos e Participações S.A. (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.5	English translation of Bank Note (Cédula de Crédito Bancário) issued by Afya Participações S.A. on September 23, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021).
8.1*	List of Subsidiaries.
11.1	English translation of the Code of Ethics of Afya (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on June 24, 2019, File No. 333-232309).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1*	Consent of Ernst & Young Auditores Independentes S.S. Ltda.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.

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

Date: April 28, 2023

Index to Financial Statements

Audited Consolidated Statements—Afya Limited

Afya Limited

Consolidated financial statements

as of December 31, 2022 and 2021 and

for the years ended December 31, 2022, 2021 and 2020-

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 20, 2023 expressed an unqualified opinion. thereon.

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

Business combinations
Description of the Matter
As described in Note 5 of the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of three entities during the year ended December 31, 2022 for a total aggregated purchase consideration of R$99,399 thousand. Such transactions were accounted for as business combinations, in accordance with the requirements of IFRS 3 Business Combinations, and the Company estimated the fair value of net assets acquired and liabilities assumed for each one of those acquisitions, including acquired intangible assets.

Auditing the Company's accounting for such acquisitions was complex and involved a higher degree of subjective auditor judgement due to the underlying significant assumptions in the Company’s determination of the fair value of identified intangible assets of R$64,349 thousand, which consisted mainly of customer relationships, trademark, educational content, developed technology and copyrights. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired businesses. The Company used valuation techniques to measure customer relationships, trademark, educational content, developed technology and copyrights. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, projected profit margins and royalty rates. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
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

To test the estimated fair value of the intangible assets acquired, we performed audit procedures that included, among others, evaluating the valuation methodology and the significant assumptions used by the Company; obtaining the reports prepared by the Company´s valuation specialist; testing the completeness and accuracy of underlying data used in the estimation of fair value of intangible assets acquired; involving our valuation specialists to assist with the evaluation of the methodology and key assumptions used by the Company and comparing the key assumptions used to the ones used by the Company in relation to prior acquisitions and available third-party industry information. We also assessed the Company’s disclosures in Note 5 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 20, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on Internal Control over Financial Reporting

We have audited Afya Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).  In our opinion, the Afya Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BMV Atividades Médicas Ltda. (“Além da Medicina”), Cardiopapers Soluções Digitais Ltda. (“CardioPapers”) and Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”), which are included in the 2022 consolidated financial statements of the Company and constituted 0.2% and (0.1%) of our equity and total assets, respectively, as of December 31, 2022 and 1.0% and (0.04%) of revenue and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Além da Medicina, CardioPapers and Glic.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 20, 2023 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S. Ltda.

Belo Horizonte, Brazil

March 20, 2023

Afya Limited

Consolidated statements of financial position

As of December 31, 2022 and 2021

(In thousands of Brazilian reais)

	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	6	1,093,082	748,562
Trade receivables	7	452,831	378,351
Inventories		12,190	11,827
Recoverable taxes		27,809	25,579
Other assets	9	51,745	42,533
Total current assets		1,637,657	1,206,852

Non-current assets
Trade receivables	7	42,568	27,442
Other assets	9	191,756	180,306
Investment in associate	10	53,907	48,477
Property and equipment	11	542,087	419,808
Right-of-use assets	13.2.2	690,073	663,686
Intangible assets	12	4,041,491	3,900,835
Total non-current assets		5,561,882	5,240,554

Total assets		7,199,539	6,447,406

Liabilities
Current liabilities
Trade payables		71,482	59,098
Loans and financing	13.2.1	145,202	128,720
Lease liabilities	13.2.2	32,459	24,955
Accounts payable to selling shareholders	13.2.3	261,711	239,849
Notes payable	13.2.4	62,176	14,478
Advances from customers		133,050	114,585
Labor and social obligations		154,518	131,294
Taxes payable		26,221	26,715
Income taxes payable		16,151	11,649
Other liabilities		2,719	15,163
Total current liabilities		905,689	766,506

Non-current liabilities
Loans and financing	13.2.1	1,737,699	1,246,156
Lease liabilities	13.2.2	737,066	689,130
Accounts payable to selling shareholders	13.2.3	266,967	439,977
Notes payable	13.2.4	-	58,248
Taxes payable		92,888	96,598
Provision for legal proceedings	23	195,854	148,287
Other liabilities		13,218	2,486
Total non-current liabilities		3,043,692	2,680,882
Total liabilities		3,949,381	3,447,388

Equity
Share capital	17	17	17
Additional paid-in capital		2,375,344	2,375,344
Share-based compensation reserve		123,538	94,101
Treasury shares		(304,947)	(152,630)
Retained earnings		1,004,886	631,317
Equity attributable to equity holders of the parent		3,198,838	2,948,149
Non-controlling interests		51,320	51,869
Total equity		3,250,158	3,000,018

Total liabilities and equity		7,199,539	6,447,406

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	2022	2021	2020

Revenue	19	2,329,057	1,719,371	1,201,191
Cost of services	20	(859,552)	(652,300)	(434,654)
Gross profit		1,469,505	1,067,071	766,537

General and administrative expenses	20	(798,153)	(622,615)	(402,855)
Other expenses, net		(7,252)	(3,561)	(347)

Operating income		664,100	440,895	363,335

Finance income	21	102,042	64,566	62,290
Finance expenses	21	(349,893)	(243,796)	(98,269)
Finance result		(247,851)	(179,230)	(35,979)

Share of income of associate	10	12,184	11,797	7,698

Income before income taxes		428,433	273,462	335,054

Income taxes expenses	22	(35,677)	(31,179)	(27,067)

Net income		392,756	242,283	307,987

Other comprehensive income		-	-	-
Total comprehensive income		392,756	242,283	307,987

Income attributable to
Equity holders of the parent		373,569	223,326	292,075
Non-controlling interests		19,187	18,957	15,912
Total comprehensive income		392,756	242,283	307,987
Basic earnings per share
Per common share	18	4.14	2.39	3.15
Diluted earnings per share
Per common share	18	4.12	2.37	3.12

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2019	17	1,931,047	-	18,114	115,916	2,065,094	48,632	2,113,726
Net income	-	-	-	-	292,075	292,075	15,912	307,987
Total comprehensive income	-	-	-	-	292,075	292,075	15,912	307,987
Capital increase	-	17,531	-	-	-	17,531	-	17,531
Issuance of common shares in follow-on public offering	-	389,170	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	(19,704)	-	(19,704)
Share-based compensation	-	5,444	-	32,610	-	38,054	-	38,054
Dividends declared	-	-	-	-	-	-	(12,984)	(12,984)
Balances at December 31, 2020	17	2,323,488	-	50,724	407,991	2,782,220	51,560	2,833,780

Net income	-	-	-	-	223,326	223,326	18,957	242,283
Total comprehensive income	-	-	-	-	223,326	223,326	18,957	242,283
Capital increase	-	74,500	-	-	-	74,500	-	74,500
Treasury shares	-	-	(213,722)	-	-	(213,722)	-	(213,722)
Treasury shares transferred from exercise of options	-	(21,861)	55,197	-	-	33,336	-	33,336
Treasury shares transferred from shares contribution on business combination	-	(783)	5,895	-	-	5,112	-	5,112
Share-based compensation	-	-	-	43,377	-	43,377	-	43,377
Dividends declared	-	-	-	-	-	-	(18,648)	(18,648)
Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018

Net income	-	-	-	-	373,569	373,569	19,187	392,756
Total comprehensive income	-	-	-	-	373,569	373,569	19,187	392,756
Treasury shares	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	-	-	-	29,437	-	29,437	-	29,437
Dividends declared	-	-	-	-	-	-	(19,736)	(19,736)
Balances at December 31, 2022	17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais)

	Notes	2022	2021	2020
Operating activities
Income before income taxes		428,433	273,462	335,054
Adjustments to reconcile income before income taxes
Depreciation and amortization	20	206,220	154,220	108,744
Write-off of property and equipment		1,697	1,604	-
Write-off of intangible assets		25	2,374	-
Allowance for doubtful accounts	7	42,708	47,819	32,081
Share-based compensation expense	20	31,274	43,377	32,610
Net foreign exchange differences	21	852	17,973	4,613
Net loss (gain) on derivatives		-	-	(20,739)
Accrued interest	21	200,081	108,437	25,543
Interest on lease liability	13.2.2, 13,5, 21	88,571	67,212	44,458
Share of income of associate	10	(12,184)	(11,797)	(7,698)
Provision for legal proceedings		(766)	10,664	5,354
Changes in assets and liabilities
Trade receivables		(129,165)	(79,665)	(164,286)
Inventories		(363)	(3,720)	(3,110)
Recoverable taxes		(2,230)	(2,327)	(13,709)
Other assets		(1,048)	(19,425)	(23,902)
Trade payables		9,975	14,479	4,475
Taxes payables		(3,915)	(14,902)	(552)
Advances from customers		8,387	36,009	(1,951)
Labor and social obligations		21,247	23,449	11,125
Other liabilities		(12,811)	(2,693)	22,771
Total		876,988	666,550	390,881
Income taxes paid		(33,089)	(35,683)	(19,374)

Net cash flows from operating activities		843,899	630,867	371,507

Investing activities
Acquisition of property and equipment	11	(168,132)	(125,869)	(89,832)
Acquisition of intangibles assets		(128,892)	(150,931)	(47,753)
Dividends received	10	6,754	11,770	-
Acquisition of subsidiaries, net of cash acquired		(301,199)	(1,017,125)	(919,965)
Restricted cash		-	8,103	14,788
Net cash flows used in investing activities		(591,469)	(1,274,052)	(1,042,762)

Financing activities
Payments of loans and financing	13.5	(118,378)	(158,076)	(155,090)
Issuance of loans and financing	13.5	496,885	809,539	605,041
Payments of lease liabilities	13.2.2, 13.5	(113,512)	(87,751)	(55,455)
Treasury shares	17	(152,317)	(213,722)	-
Capital increase		-	-	5,444
Proceeds from shares public offering		-	-	389,170
Share issuance costs		-	-	(19,704)
Proceeds from exercise of stock options		-	33,336	-
Dividends paid to non-controlling interests	13.5	(19,736)	(18,648)	(12,984)
Net cash flows from (used in) financing activities		92,942	364,678	756,422
Net foreign exchange differences	21	(852)	(17,973)	16,666
Net increase in cash and cash equivalents		344,520	(296,480)	101,833
Cash and cash equivalents at the beginning of the period	6	748,562	1,045,042	943,209
Cash and cash equivalents at the end of the period	6	1,093,082	748,562	1,045,042

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflects the operations of Afya Brazil after the corporate reorganization. The Company completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA.”

The Company is formed by a network of higher education and post-graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

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

On March 16, 2022, MEC authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its fifth and sixth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the Interbank Certificates of Deposit (“CDI” or “CDI rate”) rate from the closing until the payment date, of which: (i) 50% was paid in April 2022, and (ii) 50% is payable in cash in two equal installments through 2024.

On December 29, 2022, Afya announced that MEC authorized the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna, located in the state of Bahia. No additional commitment is required regarding this authorization.

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

Bertelsmann Increases Stake in Afya

On May 5, 2022, Afya was notified of the closing of the transaction where Bertelsmann SE& Co. KGaA, or “Bertelsmann” acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”). As a result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.0% voting interest, and ~31.0% and ~18.0% of the total shares, respectively, in Afya. The transaction has no effect on Afya’s Consolidated financial statements.

Acquisitions in 2022

(i) On March 4, 2022, Afya Brazil acquired BMV Atividades Médicas Ltda. (“Além da Medicina”). Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians. See Note 5.

(ii) On April 5, 2022, Afya Brazil acquired Cardiopapers Soluções Digitais Ltda. (“CardioPapers”). CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya's overall business strategy. See Note 5.

(iii) On May 23, 2022, Afya Brazil acquired Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”). Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers. See Note 5.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth-year students, which represents the largest portion of our practical curriculum. By the date of issuance of these financial statements all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its face to face operations.

During 2020, some of the Brazilian states issued decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts.

On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by a majority of votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. Therefore, the Company shall not apply linear discounts on any active monthly tuition fees that are related to the effects of the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions were given by the Brazilian Federal Court of Justice.

For the year ended December 31, 2022, the Company has invoiced R$9,926 from previous periods, net of discounts granted due to COVID-19 and net of provisions, being the amount substantially arising from its subsidiary FCMPB, following a lower court decision that suspended the granted discounts in favor of the Company but with restrictions on the collection in such invoices (R$ 33,081 discounts granted, net of discounts recovered, for the year ended December 31, 2021). The outstanding balances are classified as accounts receivables.

Conflict between Russia and Ukraine.

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability of raw materials, energy prices, and our customers, as well as the local and global financial markets and financial services industry and the global economy in general.

As of the date of these financial statements, the conflict between Russia and Ukraine has not brought significant impact over Afya’s operations and results.

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

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and contingent consideration (earn-outs) that have been measured at fair value.

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

These consolidated financial statements as of and for the year ended December 31, 2022 were authorized for issue by the Board of Directors on March 20, 2023.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	December 31, 2022	December 31, 2021
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”) **	Content and clinical tools and online platform	Recife – PE	Subsidiary	-	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Nucleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP)	Outpatient care	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”)	Basic Education	Palhoça - SC	Subsidiary	100%	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”)	Undergraduate degree programs	Palhoça - SC	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”) *	Medical education content	São Paulo – SP	Subsidiary	100%	-
Cardiopapers Soluções Digitais Ltda (“CardioPapers”) *	Medical education content	Recife – PE	Subsidiary	100%	-
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”) *	Patient physician relationship	Barueri – SP	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 5 for further details of the business combinations during 2022.

** Medphone was merged by Afya Participações in October 2022.

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

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss. There are no financial assets designated as fair value through OCI.

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

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Building	25 years
Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Laboratories and clinics	10 years
Leasehold improvements	5 - 20 years

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

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

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company has defined each of its operating subsidiaries as a CGU, except for digital services segment, which combines subsidiaries of (i) “Content & Technology for medical education”; (ii) “Clinical Decision Software”; and (iii) “Practice Management Tools & Electronic Prescription”, where the subsidiaries were combined as one CGU following the business strategic pillars.

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

q) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, which includes Stock Options and Restricted Stock Units (“RSUs”), whereby the executives render services as consideration for equity instruments (equity-settled transactions).

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

Service and non-market performance conditions are not considered when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

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

Revenue recognition transferred over time

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

Revenue from tuitions, digital education content and electronic medical records are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Revenue recognition transferred at point in time

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

s) Taxes

The Company’s subsidiaries in the undergrad segment joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

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

t) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The following amendments apply for the first time in 2022, but there are no significant impacts on the financial statements of the Company:

Amendments / standards	Description	Period First adopted	Impact
Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37	Specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.	1 January 2022	These amendments have no significant impact on the Company’s consolidated financial statements.
Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

		1 January 2022	These amendments had no impact on the Company’s consolidated financial statements.
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases	The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the costs of producing those items, in profit or loss.	1 January 2022	These amendments had no impact on the Company’s consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments / standards	Description	Period First adopted	Impact
Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendments clarify: i) what is meant by a right to defer settlement; ii) that a right to defer must exist at the end of the reporting period; iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right; iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments must be applied retrospectively.

		1 January 2023	These amendments are not expected to have a significant impact on the Company’s financial statements.
Definition of Accounting Estimates - Amendments to IAS 8

The IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments when effective apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed.

		1 January 2023	These amendments are not expected to have a significant impact on the Company’s financial statements.
Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary.

		1 January 2023	These amendments are not expected to have a significant impact on the Company’s financial statements.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendments to IAS 12

The Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments should be applied to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability should also be recognised for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

		1 January 2023	These amendments are not expected to have a significant impact on the Company’s financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

3	Significant accounting estimates and assumptions

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

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools (that encompass electronic medical records, telemedicine and digital prescription for physicians), doctor-patient relationship and provides access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents assets and liabilities information for the Company’s operating segments as of December 31, 2022 and December 31, 2021, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Total assets	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current assets	1,461,802	61,673	115,290	1,638,765	(1,108)	1,637,657
Non-current assets	5,314,027	87,581	160,274	5,561,882	-	5,561,882

Total liabilities and equity	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current liabilities	711,896	57,605	137,296	906,797	(1,108)	905,689
Non-current liabilities	2,938,960	63,990	40,742	3,043,692	-	3,043,692
Equity	3,124,973	27,659	97,526	3,250,158	-	3,250,158

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Other disclosures
Investments in associate	53,907	-	-	53,907	-	53,907
Capital expenditures (*)	247,634	8,827	61,694	318,155	-	318,155

(*)	Some of the capital expenditures are considered non-cash transactions (refer to note 24).

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Total assets	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current assets	1,048,869	42,737	117,726	1,209,332	(2,480)	1,206,852
Non-current assets	5,023,266	62,892	154,396	5,240,554	-	5,240,554

Total liabilities and equity	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current liabilities	645,657	32,300	91,029	768,986	(2,480)	766,506
Non-current liabilities	2,551,175	47,705	82,002	2,680,882	-	2,680,882
Equity	2,875,303	25,624	99,091	3,000,018	-	3,000,018

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Other disclosures
Investments in associate	48,477	-	-	48,477	-	48,477

As of December 31, 2021
Capital expenditures (*)	220,202	25,682	56,095	301,979	-	301,979

(*)	Some of the capital expenditures are considered non-cash transactions (refer to note 24).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the years ended December 31, 2022, 2021 and 2020:

	December 31, 2022
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,037,889	108,806	182,362	2,329,057	-	2,329,057
Inter-segment	-	-	7,622	7,622	(7,622)	-
Revenue	2,037,889	108,806	189,984	2,336,679	(7,622)	2,329,057
Cost of services	(763,185)	(56,554)	(47,435)	(867,174)	7,622	(859,552)
Gross profit	1,274,704	52,252	142,549	1,469,505	-	1,469,505
General and administrative expenses						(798,153)
Other expenses, net						(7,252)
Operating income						664,100
Finance income						102,042
Finance expenses						(349,893)
Share of income of associate						12,184
Income before income taxes						428,433
Income taxes expenses						(35,677)
Net income						392,756

	December 31, 2021
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,498,408	72,983	147,980	1,719,371	-	1,719,371
Inter-segment	-	-	3,978	3,978	(3,978)	-
Revenue	1,498,408	72,983	151,958	1,723,349	(3,978)	1,719,371
Cost of services	(554,995)	(50,773)	(50,510)	(656,278)	3,978	(652,300)
Gross profit	943,413	22,210	101,448	1,067,071	-	1,067,071
General and administrative expenses	-	-	-	-	-	(622,615)
Other expenses, net	-	-	-	-	-	(3,561)
Operating income	-	-	-	-	-	440,895
Finance income	-	-	-	-	-	64,566
Finance expenses	-	-	-	-	-	(243,796)
Share of income of associate	-	-	-	-	-	11,797
Income before income taxes	-	-	-	-	-	273,462
Income taxes expenses	-	-	-	-	-	(31,179)
Net income	-	-	-	-	-	242,283

	December 31, 2020
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,002,461	107,197	91,533	1,201,191	-	1,201,191
Inter-segment	-	-	1,619	1,619	(1,619)	-
Revenue	1,002,461	107,197	93,152	1,202,810	(1,619)	1,201,191
Cost of services	(381,964)	(40,000)	(14,309)	(436,273)	1,619	(434,654)
Gross profit	620,497	67,197	78,843	766,537	-	766,537
General and administrative expenses	-	-	-	-	-	(402,855)
Other expenses, net	-	-	-	-	-	(347)
Operating income	-	-	-	-	-	363,335
Finance income	-	-	-	-	-	62,290
Finance expenses	-	-	-	-	-	(98,269)
Share of income of associate	-	-	-	-	-	7,698
Income before income taxes	-	-	-	-	-	335,054
Income taxes expenses	-	-	-	-	-	(27,067)
Net income	-	-	-	-	-	307,987

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Seasonality of operations

Undergrad’s tuition revenues are related to the enrollment process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the semester. Continuing Education revenues are related to monthly intake and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients’ period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

5	Business combinations

5.1 Acquisitions in 2022

The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	Além da Medicina	CardioPapers	Glic
Cash and cash and equivalents	298	3,648	151
Trade receivables	1,705	1,350	94
Other assets	266	1	36
Property and equipment	37	43	-
Intangible assets	20,299	28,655	15,395
	22,605	33,697	15,676
Liabilities
Trade payables	705	1,703	1
Labor and social obligations	79	60	-
Taxes and contributions payable	1,182	352	91
Advances from customers	6,185	3,893	-
Other liabilities	-	-	574
	8,151	6,008	666
Total identifiable net assets at fair value	14,454	27,689	15,010

Goodwill arising on acquisition	12,335	14,324	15,587
Purchase consideration transferred	26,789	42,013	30,597
Cash paid	14,952	34,924	21,602
Contingent consideration	11,074	7,422	8,995
Consideration to be transferred (Price adjustment)	763	(333)	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	227	274	222
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	14,654	31,276	21,451
Net of cash flow on acquisition	14,881	31,550	21,673

(a) Acquisition of Além da Medicina

On March 4, 2022, Afya Brazil acquired 100% of the share capital of BMV Atividades Médicas Ltda. (“Além da Medicina”). The aggregate purchase price of R$26,789 is comprised by: i) R$14,952 paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up of R$ 19,200 is payable in connection with revenue target achievements for 2023 and 2024; and iii) price adjustment related to net debt of R$763 in favor of selling shareholders. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date. See Note 13.2.3 for further details of the earn-out amounts as of December 31, 2022.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians.

The acquisition of Além da Medicina was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$227 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

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

From the date of acquisition, Além da Medicina has contributed R$12,859 of revenue and R$1,448 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, revenue for the period ended December 31, 2022 would have been increased by R$2,529 and income before income taxes would have been increased by R$867.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(b) Acquisition of CardioPapers

On April 5, 2022, Afya Brazil acquired 100% of the share capital of Cardiopapers Soluções Digitais Ltda. (“CardioPapers”). The aggregate purchase price of R$42,013 is comprised by: i) R$34,924 paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up of R$15,000 is payable in connection with revenue target achievements for 2023 and 2024 and other goals; and iii) price adjustment related to net debt of R$333 in favor of Afya Brazil. The contingent consideration of R$7,422 is based on the present value of the obligation considering the facts and circumstances at the acquisition date. See Note 13.2.3 for further details of the earn-out amounts as of December 31, 2022.

CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya's overall business strategy.

The acquisition of CardioPapers was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$274 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

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

Copyrights

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

From the date of acquisition, CardioPapers has contributed R$9,934 of revenue and R$2,352 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, revenue for the period ended December 31, 2022 would have been increased by R$2,117 and income before income taxes would have been decreased by R$2,041.

(c) Acquisition of Glic

On May 23, 2022, Afya Brazil acquired 100% of the share capital of Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”). The aggregate purchase price of R$30,597 is comprised by: i) R$21,602 paid in cash on the transaction closing date and ii) an earn-out (“contingent consideration”) of up of R$12,000 is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$8,995 is based on the present value of the obligation considering the facts and circumstances at the acquisition date. See Note 13.2.3 for further details of the earn-out amounts as of December 31, 2022.

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers.

The acquisition of Glic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$222 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

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

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

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

From the date of acquisition, Glic has contributed R$389 of revenue and R$1,539 of losses before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, revenue for the period ended December 31, 2022 would have been increased by R$173 and income before income taxes would have been decreased by R$700.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5.2 Acquisitions in 2021

The fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

Assets	iClinic	Medicinae	Medical Harbour	Cliquefarma	Shosp	Unifipmoc	Unigranrio (i)	RXPRO (ii)
Cash and cash and equivalents	1,659	201	47	1,009	397	6,140	34,755	91
Restrict cash	6,050	-	-	-	-	-	-	-
Trade receivables	1,201	-	159	501	-	34,309	26,622	1,211
Inventories	-	-	-	-	-	-	352	246
Recoverable taxes	72	15	-	-	1	1,295	738	112
Other assets	20	-	2	-	-	702	12,159	366
Right-of-use assets	88	-	-	-	-	52,079	87,265	82
Property and equipment	473	17	34	-	5	24,277	40,775	42
Indemnification assets	1,252	-	-	-	-	7,331	71,669	-
Intangible assets	84,987	4,518	7,359	14,991	4,856	227,534	510,356	6,330
	95,802	4,751	7,601	16,501	5,259	353,667	784,691	8,480
Liabilities
Trade payables	619	-	6	8	1	985	6,197	1,060
Loans and financing	-	-	299	580	-	30,179	5,533	-
Labor and social obligations	1,414	159	4	102	89	5,306	22,854	62
Taxes and contributions payable	77	4	1	307	123	758	94,025	100
Provision for legal proceedings	1,252	-	-	-	-	7,331	71,669	-
Leases liabilities	88	-	-	-	-	52,079	87,265	82
Advances from customers	400	-	35	3	167	10,745	3,387	-
Other liabilities	-	-	-	-	-	5,739	4,878	-
	3,850	163	345	1,000	380	113,122	295,808	1,304
Total identifiable net assets at fair value	91,952	4,588	7,256	15,501	4,879	240,545	488,883	7,176

Goodwill arising on acquisition	99,168	4,584	4,022	6,588	3,022	87,777	130,073	38,446
Purchase consideration transferred	191,120	9,172	11,278	22,089	7,901	328,322	618,956	45,622
Cash paid	119,620	5,600	5,000	16,166	5,855	328,322	375,670	30,263
Contingent consideration	-	3,572	6,278	2,923	1,592	-(*)	-(**)	10,171
Consideration to be transferred	-	-	-	-	454	-	243,286	76
Paid in shares	71,500	-	-	3,000	-	-	-	5,112
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	856	117	144	336	188	177	10,990	264
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	117,961	5,399	4,953	15,157	5,458	322,182	340,915	30,172
Net of cash flow on acquisition	118,817	5,516	5,097	15,493	5,646	322,359	351,905	30,436

(*)	There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$50,000.

(**)	There are 82 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$90,200.

(i) During the measurement period, the goodwill for the acquisition of Unigranrio was adjusted by R$39,100 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies.

(ii) During the measurement period, R$8,637 of goodwill (R$38,446 initial goodwill) arising from the acquisition of RXPRO was reduced, in connection with management’s view of remote likelihood of RXPRO achieving the revenue goals stablished at the terms of the earn-out.

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

iClinic has contributed R$ 16,456 of revenue and R$ 8,250 of loss before income taxes to the Company in 2021. Should the acquisition had taken place at the beginning of the period, revenue for 2021 would have been increased by R$ 1,158 and income before income taxes for 2021 would have been decreased by R$ 1,320.

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

Medicinae has contributed R$ 359 of revenue and R$ 1,518 of loss before income taxes to the Company in 2021. If the acquisition had taken place at the beginning of the period, revenue for 2021 would have been increased by R$ 105 and income before income taxes for 2021 would have been decreased by R$ 113.

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

Medical Harbour has contributed R$ 484 of revenue and R$ 1,945 of loss before income taxes to the Company in 2021. Should the acquisition had taken place at the beginning of the period, revenue for 2021 would have been increased by R$ 268 and income before income taxes for 2021 would have been increased by R$ 127.

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

Cliquefarma has contributed R$ 3,268 of revenue and R$ 1,752 of income before income taxes to the Company in 2021. Should the acquisition had taken place at the beginning of the period, revenue for 2021 would have been increased by R$ 1,435 and income before income taxes for 2021 would have been increased by R$ 926.

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

Shosp has contributed R$ 1,376 of revenue and R$ 448 of income before income taxes to the Company in 2021. Should the acquisition had taken place at the beginning of the period, revenue for 2021 would have been increased by R$ 306 and income before income taxes for 2021 would have been decreased by R$ 82.

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

UNIFIPMoc has contributed R$ 69,887 of revenue and R$ 19,458 of income before income taxes to the Company in 2021. Should the acquisition had taken place at the beginning of the period, revenue for 2021 would have been increased by R$ 46,150 and income before income taxes for 2021 would have been increased by R$ 12,847.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(g) Acquisition of UNIGRANRIO

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Unigranrio has contributed R$ 123,369 of net revenue and R$ 33,450 of income before income taxes to the Company in 2021. Should the acquisition had taken place at the beginning of the period, net revenue for 2021 would have been increased by R$ 150,456 and income before income taxes for 2021 would have been increased by R$ 22,191.

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

RXPRO has contributed R$ 907 of net revenue and R$ 984 of loss before income taxes to the Company in 2021. Should the acquisition had taken place at the beginning of the period, net revenue for 2021 would have been increased by R$ 3,155 and income before income taxes for 2021 would have been decreased by R$ 325.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6	Cash and cash equivalents

	2022	2021

Cash and bank deposits	57,509	88,487
Cash equivalents	1,035,573	660,075
Cash and cash equivalents	1,093,082	748,562

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of December 31, 2022, the average interest rate on these investments is equivalent to 99.21% of the CDI rate (December 31, 2021 - 100.38%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$24,447 as of December 31, 2022 (December 31, 2021: R$23,228).

7	Trade receivables

	2022	2021

Tuition fees	356,074	279,915
Educational content (a)	50,913	69,227
FIES	62,325	61,342
Educational credits (b)	27,535	5,375
Mobile app subscription (c)	27,675	20,946
Others	14,923	14,001
	539,445	450,806
(-) Allowance for doubtful accounts	(44,046)	(45,013)
	495,399	405,793
Current	452,831	378,351
Non-current	42,568	27,442

(a)	Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel, Além da Medicina and CardioPapers.
(b)	Related to trade receivables from special financing programs and balances outstanding from previous acquisitions.
(c)	Related to trade receivables from mobile applications subscriptions for digital medical content.

As of December 31, 2022 and 2021, the aging of trade receivables was as follows:

	2022	2021

Neither past due nor impaired	261,025	184,382
Past due
1 to 30 days	56,280	68,932
31 to 90 days	90,734	69,299
91 to 180 days	80,522	55,764
More than 180 days	50,884	72,429
	539,445	450,806

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the years ended December 31, 2022, 2021 and 2020, was as follows:

	2022	2021	2020

Balances at the beginning of the period	(45,013)	(32,980)	(14,763)
Additions	(42,708)	(47,819)	(32,081)
Write-offs	43,675	35,786	13,864
Balances at the end of the period	(44,046)	(45,013)	(32,980)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	2022	2021

Assets
Trade receivables (a)	917	692
Other assets (b)	1,975	-
Total	2,892	692
Current	2,892	692
Non-current	-	-

Liabilities
Accounts payable to selling shareholders (c)	30,653	54,556
Total	30,653	54,556
Current	30,653	27,278
Non-current	-	27,278

	2022	2021	2020

Other income
UEPC (a)	477	752	104
	477	752	104
Lease
RVL Esteves Gestão Imobiliária S.A.	20,394	15,336	11,288
UNIVAÇO Patrimonial Ltda.	3,409	3,210	2,915
IESVAP Patrimonial Ltda.	4,920	4,560	3,470
	28,723	23,106	17,673

(a)	Refers to sales of educational content from Medcel to UEPC;
(b)	Refers to amounts to be reimbursed from Bertelsmann SE& Co. KGaA regarding the transaction on which the control of Afya was acquired;
(c)	Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. The amount represents 50% of the transaction, due in two equal annual installments, adjusted by the CDI rate.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019, the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years, and may be renewable for an additional five years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC during the prior semester, and will be effective (and become due) once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years. As of December 31, 2022, the campus is fully operational.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) from July 2020 until March 2024, 6.5% of the monthly revenue of IPTAN during the prior semester, adjusted in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years starting when the campus becomes operational, and may be renewable for an additional 5 years subject to the provisions of the lease agreement. As of December 31, 2022, the campus is fully operational.

On August 02, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and (iii) as from January 2029, the monthly amount should be adjusted by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

The lease payments in connection with the lease agreements with RVL totaled R$20,394, R$15,336 and R$11,288 in the years ended December 31, 2022, 2021 and 2020, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3,409, R$3,210 and R$2,915 in the years ended December 31, 2022, 2021 and 2020, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until maturation. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$4,920, R$4,560 and R$3,470 in the years ended December 31, 2022, 2021 and 2020, respectively.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2022	2021	2020

Short-term employee benefits	13,564	11,933	9,629
Share-based compensation plan	13,116	20,251	23,989
	26,680	32,184	33,618

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The costs of key management personnel are shared by the Company’s subsidiaries in accordance with internal policies. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 16(b).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Other assets

As of December 31, 2022, the Company has R$243,501 (R$ 222,839 on December 31, 2021) accounted for as Other assets as follow:

	2022	2021

Indemnification assets (a)	145,300	135,355
Judicial deposits	12,693	18,825
Prepaid expenses	18,441	10,110
Other FIES receivables	26,440	21,450
Other	40,627	37,099
Total	243,501	222,839

Current	51,745	42,533
Non-current	191,756	180,306

(a)	Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of certain subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

10	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	2022	2021

Current assets	32,651	33,976
Non-current assets	122,378	109,805
Current liabilities	(22,840)	(35,049)
Non-current liabilities	(96,442)	(91,086)
Equity	35,747	17,646
Company’s share in equity – 30%	10,724	5,294
Goodwill	43,183	43,183
Carrying amount of the investment	53,907	48,477

	2022	2021	2020

Net revenue	138,584	127,618	113,965
Cost of services	(57,421)	(57,935)	(55,926)
General and administrative expenses	(34,991)	(24,025)	(27,341)
Finance results	(4,103)	(4,585)	(4,882)
Income before income taxesz	42,069	41,073	25,816
Income taxes expenses	(1,456)	(1,748)	(252)
Net income for the period	40,613	39,325	25,564
Company’s share of income for the period	12,184	11,797	7,698

	2022	2021	2020

Opening balance	48,477	51,410	45,634
Dividends received	(6,754)	(11,770)	-
Dividends receivable (included in Other assets)	-	(2,960)	(1,922)
Share of income	12,184	11,797	7,698
Closing balance	53,907	48,477	51,410

The Company tests at least annually the recoverability of the carrying amount of goodwill. As of December 31, 2022 and 2022, no impairment had to be recognized for this goodwill.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total

As of January 1, 2020	-	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303
Additions	-	13,806	672	-	4,550	9,657	1,012	-	54,748	5,387	89,832
Business combinations	6,771	8,973	5,724	508	3,061	2,493	2,473	-	12,787	5,090	47,880
Transfer	19,148	1,395	-	-	82	367	-	(1,049)	23,559	(43,502)	-
As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	-	122,005	3,706	314,015
Additions	1,384	10,268	5,451	111	21,075	19,511	3,392	-	4,720	59,957	125,869
Business combinations	-	12,810	-	346	16,684	10,138	5,142	-	17,425	3,078	65,623
Write-off *	62	(14,213)	-	(205)	2,862	(4,985)	(86)	-	(550)	(417)	(17,532)
Transfer	25,068	3	-	-	82	9	-	-	9,376	(34,538)	-
As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	-	152,976	31,786	487,975
Additions	527	36,486	-	968	26,047	15,766	645	-	2,667	85,026	168,132
Business combinations	-	45	-	-	-	35	-	-	-	-	80
Write-off *	13	(8,159)	-	(933)	500	(6,992)	-	-	-	(78)	(15,649)
Transfer	38,884	(5,353)	-	(449)	(5,669)	6,600	6,645	-	(9,797)	(30,046)	815
As of December 31, 2022	91,857	100,390	18,852	1,053	90,712	68,593	37,362	-	145,846	86,688	641,353

Depreciation
As of January 1, 2020	-	(13,793)	-	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	-	(36,983)
Depreciation	-	(5,065)	-	(112)	(2,199)	(4,314)	(2,154)	(78)	(2,729)	-	(16,651)
Transfer	-	(464)	-	-	-	-	-	464	-	-	-
As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	-	(4,384)	-	(53,634)
Depreciation	(1,673)	(7,215)	-	(196)	(5,601)	(7,529)	(3,416)	-	(4,831)	-	(30,461)
Write-off *	-	10,146	-	147	1,194	3,458	633	-	350	-	15,928
As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	-	(8,865)	-	(68,167)
Depreciation	(3,472)	(11,166)	-	(284)	(7,725)	(10,140)	(3,415)	-	(8,849)	-	(45,051)
Write-off *	-	5,474	-	791	153	7,350	67	-	117	-	13,952
Transfer	(606)	1,453	-	1	9,719	(4,125)	(5,940)	-	(502)	-	-
As of December 31, 2022	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	-	(18,099)	-	(99,266)

Net book value
As of December 31, 2022	86,106	79,760	18,852	1,341	80,363	46,756	14,474	-	127,747	86,688	542,087
As of December 31, 2021	50,760	60,980	18,852	1,247	57,338	38,262	16,472	-	144,111	31,786	419,808

*	Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2022, 2021 and 2020.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life (i)	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2020	459,409	703,772	32,111	125,413	9,389	17,305	-	12,191	2,050	-	1,361,640
Additions	-	-	-	-	4,175	-	-	15,227	247		19,649

Disposals	-	-	-	-	(460)	-	-	-	-		(460)
Business combinations	351,247	747,498	42,903	158,126	3,117	-	355	484	-		1,303,730
As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	-	2,684,559
Additions (iv)	-	108,000	-	684	3,044	-	996	39,686	23,700	-	176,110
Write-off *	-	-	-	-	1,020	-	-	(2,743)	(417)	-	(2,140)
Business combinations	373,680	606,136	58,355	147,054	1,474	-	33,046	11,599	3,267	-	1,234,611
As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions (ii) (i)	39,100	24,408	-	80	1,423	11,231	32,879	14,761	26,141	-	150,023
Write-off	-	-	(22)	-	(381)	(7)	-	(9)	(28)	-	(447)
Remeasurement (iii)	(8,637)	-	-	-	-	-	-	-	-	-	(8,637)
Transfer	-	-	(2,472)	530	20,466	38,433	17,953	(35,499)	(40,226)	-	(815)
Business combinations	42,246	-	51,185	3,929	33	2,627	5,520	-	-	1,055	106,595
As of December 31, 2022	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859

Amortization
As of January 1, 2020	-	-	(1,150)	(37,872)	(4,536)	(4,876)	-	(868)	-		(49,302)
Amortization	-	-	(2,352)	(47,960)	(2,180)	(2,816)	(32)	(7,367)	-		(62,707)
Disposals	-	-	-	-	460	-	-	-	-		460
As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	-	(111,549)
Amortization	-	-	(5,027)	(56,438)	(5,844)	(8,980)	(625)	(3,608)	-	-	(80,522)
Write-off	-	-	-	-	(599)	-	-	365	-	-	(234)
As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(6,426)	(70,093)	(4,943)	(9,634)	(9,436)	(5,874)	-	(79)	(106,485)
Write-off	-	-	-	-	365	57	-	-	-	-	422
Transfer	-	-	-		-	(313)	-	313	-	-	-
As of December 31, 2022	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)

Net book value
As of December 31, 2022	1,257,045	2,189,814	167,105	223,453	26,023	43,027	80,656	38,658	14,734	976	4,041,491
As of December 31, 2021	1,184,336	2,165,406	124,840	289,007	9,060	633	33,740	64,966	28,847	-	3,900,835

*	Refers to intangible assets written-off as result of lack of expectation of future use.
(i)	On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.

(ii)	During the measurement period, the goodwill for the acquisition of Unigranrio was adjusted by R$39,100 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies.

(iii)	During the measurement period, R$8,637 of goodwill (R$38,446 initial goodwill) arising from the acquisition of RXPRO was reduced, in connection with management’s view of remote likelihood of RXPRO achieving the revenue goals stablished at the terms of the earn-out.

(iv)	On November 05, 2021 Secretary of Regulation and Supervision of Higher Education of the Ministry of Education ("MEC") authorized the operation of 120 medical school seats in Garanhuns, for which our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets. Total purchase price was R$108,000 of which 50% was paid in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

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

The Company performed its annual impairment test on December 31, 2022, 2021 and 2020.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The Company determines the recoverable amount of its CGUs based on the value-in-use. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

There was no impairment for goodwill and licenses with indefinite useful lives as of December 31, 2022, 2021 and 2020.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amount as of December 31, 2022 and 2021 were as follows:

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU

	2022	2021	2022	2021	2022	2021
IPTAN	17,446	17,446	57,214	57,214	126,024	140,522
IESVAP	27,956	27,956	81,366	81,366	129,305	112,260
CCSI	4,664	4,664	56,737	56,737	53,540	49,030
IESP	73,838	73,838	179,693	179,693	322,968	346,286
FADEP	49,661	49,661	70,606	70,606	153,100	153,791
FASA	58,903	58,903	144,507	144,507	314,967	302,330
IPEMED	87,647	87,647	-	-	192,079	126,965
IPEC	-	-	108,000	108,000	148,067	131,360
UniRedentor	77,662	77,662	121,477	121,477	242,600	246,320
UniSL*	4,420	4,420	273,795	249,387	398,492	305,044
FESAR	71,664	71,664	141,616	141,616	244,084	279,038
FCMPB	110,483	110,483	235,018	235,018	415,453	401,244
ITPAC Garanhuns	-	-	108,000	108,000	112,628	107,232
Medical Harbour	-	4,022	-	-	-	9,150
Content & Technology for medical education (Pillar 1)	169,975	139,294	-	-	279,684	235,300
Practice Management Tools & Electronic Prescription (Pillar 3)	106,774	113,362	-	-	216,297	227,909
Clinical Decision Software (Pillar 2)	87,018	87,018	-	-	153,526	147,592
Cliquefarma	6,588	-	-	-	20,045	-
Moc	87,777	87,777	190,247	190,247	369,007	356,789
Unigranrio	169,173	130,073	421,538	421,538	854,861	630,185
RXPRO*	29,809	38,446	-	-	36,675	46,788
Glic	15,587	-	-	-	31,022	-
Total	1,257,045	1,184,336	2,189,814	2,165,406	4,814,424	4,355,135

*	See Note 12 for further details on goodwill changes between 2021 and 2022.

Pillar 1: during 2022, Além da Medicina and CardioPapers were added to Content & Technology for medical education Pillar. Also, Medical Harbour joined Pillar 1 in 2022. Medcel has been disclosed as Pillar’s predecessor. All of these entities are internally related and engaged on providing educational tools and technical medical content for physicians throughout their careers. Products originally from each entity are often combined offered to our clients.

Pillar 3: During 2022, Cliquefarma was moved by management from pillar “Practice Management Tools & Electronic Prescription” to a separate cash generating unit in connection with an internal restructuring which results in segregation of the CGU.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Moc: the cash generating unit is composed by UnifipMoc and ESMC legal entities, due to geographical characteristics and integration of the business, which was approved by the Board of Directors.

The main assumptions used by the Company to determine the value in use of the CGUs were:

Student enrollment – refer to the number of students that are currently enrolled in each CGU. Growth of students enrolled considers maturation of operations, limited by regulatory seats approved for each CGU.

Tuition fees – is the monthly fee charged to students. Tuition fees are consistent to Management best expectations on prices charged and considers inflation for future periods.

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

Digital content platform users – refer to mobile app subscription, clinical management system, healthcare payments, medical imaging, online courses for digital content users and marketing for pharmaceutical industry. Business assumptions includes managements best expectations on long term targets for digital services segment operations, including total addressable market, market share and target prices including inflation.

Capital expenditure – refers to investments to be made on intangible assets related to developments and platform improvements especially on the digital services CGUs.

Discount rates - discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is between 13.14% and 15.40% in 2022 (12.10% in 2021).

Perpetuity growth rate – refers to growth rate considered by management on long term periods after the explicit projection period of 5 years. The growth rates ranges from 3% to 7.3%.

Significant estimate: impact of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2022, or a decrease of 25 basis points on estimated EBITDA would have not resulted in significant impacts on these financial statements.

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

For the years ended December 31, 2022, 2021 and 2020, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13	Financial assets and financial liabilities

13.1	Financial assets

Financial assets	2022	2021
At amortized cost
Trade receivables	495,399	405,793
Total	495,399	405,793
Current	452,831	378,351
Non-current	42,568	27,442

Financial instruments at amortized cost include trade receivables.

13.2	Financial liabilities

Financial liabilities	2022	2021
At amortized cost
Trade payables	71,482	59,098
Loans and financing	1,882,901	1,374,876
Lease liabilities	769,525	714,085
Accounts payable to selling shareholders	528,678	679,826
Notes payable	62,176	72,726
Advances from customers	133,050	114,585
Total	3,447,812	3,015,196
Current	706,080	581,685
Non-current	2,741,732	2,433,511

13.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2022	2021

Banco Itaú Unibanco S.A.(a)	Brazilian real	CDI + 1.90% p.y.	2025	518,134	510,972
FINEP (b)	Brazilian real	TJLP p.y.	2027	8,418	10,145
Banco Itaú Unibanco S.A. (c)	Brazilian real	CDI + 1.75% p.y.	2024	32,252	31,199
Softbank (d)	Brazilian real	6.5% p.y.	2026	824,258	822,560
Debentures (e)	Brazilian real	CDI + 1.80 p.y.	2028	499,839	-
				1,882,901	1,374,876
Current				145,202	128,720
Non-current				1,737,699	1,246,156

(a)	On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023. This agreement has financial covenants and the Company should not reduce its EBITDA by 50% or more year over year. As of December 31, 2022, the Company is compliant with all obligations set forth in this agreement.

On September 28, 2022 Afya signed an amendment with Banco Itau Unibanco S.A in order to extend its debt profile, postponing the original repayments dates from 2022 and 2023 to 2023, 2024 and 2025. Due to such extension, the spread over CDI rate increased from 1.62% p.y to 1.90% p.y.

(b)	On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank financial guarantee.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
(c)	On October 28, 2020, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 30,000. On June 30, 2021 this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024. There is no financial covenant related to this agreement.

(d)	On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$ 821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(e) On December 16, 2022, Afya announced the closing of the issuance, through its wholly-owned subsidiary Afya Brazil, of 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1, totaling an aggregate amount of R$500.000, by means of a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities and Exchange Commission (“CVM”) Rule No. 476. Afya expects to use the proceeds of the Offering for general corporate purposes, strengthening its cash position, and extending its debt maturity profile. The Debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The Debentures bear interest at 100% of the CDI rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the Maturity Date.

This transaction is subject to certain obligations including financial covenants. According to this offering, Afya shall maintain net debt (excluding Softbank transaction and lease liabilities) to adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until maturity date. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2022, the Company is compliant with all obligations set forth in the deed of issuance.

The transaction costs that are directly attributable to the issuance of debentures were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$3,115, including legal counsels and advisors.

13.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2022 and December 31, 2021 and the movements during the years are described below:

	Right-of-use assets	Lease liabilities
As of January 1, 2021	419,074	447,703
Additions	62,689	62,689
Remeasurement	95,962	95,962
Business combinations	139,514	139,514
Depreciation expense	(43,237)	-
Interest expense	-	67,212
Payments of lease liabilities	-	(87,751)
Write-off	(10,316)	(11,244)
As of December 31, 2021	663,686	714,085

Additions	42,250	42,250
Remeasurement	58,623	58,623
Depreciation expense	(54,684)	-
Interest expense	-	88,571
Payments of lease liabilities	-	(113,512)
Write-off (a)	(19,802)	(20,492)
As of December 31, 2022	690,073	769,525

As of December 31, 2021
Current	-	24,955
Non-current	663,686	689,130
As of December 31, 2022
Current	-	32,459
Non-current	690,073	737,066

(a)	Refers to anticipated termination of real estate leasing contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$12,153 for the year ended December 31, 2022 (R$11,229 and R$2,555 for the years ended December 31, 2021 and 2020, respectively).

13.2.3	Accounts payable to selling shareholders

	2022	2021

Acquisition of FASA (a)	-	41,581
Acquisition of IPEMED (b)	22,654	30,233
Acquisition of UniRedentor (c)	72,064	85,506
Acquisition of UniSãoLucas (d)	37,301	42,672
Acquisition of FCMPB (e)	111,755	149,175
Acquisition of Medicinae (f)	-	3,887
Acquisition of Medical Harbour (g)	4,053	6,801
Acquisition of Cliquefarma (h)	-	3,050
Acquisition of Shosp (i)	2,206	2,141
Acquisition of Unigranrio (j)	216,716	249,979
Acquisition of RXPRO (k)	1,781	10,245
Acquisition of Guaranhuns (l)	30,653	54,556
Acquisition of Além da Medicina (m)	11,996	-
Acquisition of CardioPapers (n)	7,979	-
Acquisition of Glic (o)	9,520	-
	528,678	679,826
Current	261,711	239,849
Non-current	266,967	439,977

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	2022	2021	2020

Opening balance	679,826	518,240	300,237
Cash flows (i)	(261,188)	(192,681)	(134,518)
Acquisition of licenses (ii)	24,408	54,000	-
Interest	68,064	31,915	13,884
Reversals (iii)	(10,353)	-	-
Consideration to be transferred on business combinations	-	243,816	343,140
Consideration to be transferred on business combinations (Earn-outs)	27,921	24,536	-
Compensation of legal proceedings disbursement	-	-	(4,503)
Closing balance	528,678	679,826	518,240

(i)	R$30,174 were paid as license addition regarding Garanhuns acquisition On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.
(ii)	R$8,637 and R$1,716 of contingent consideration from the acquisition of RXPRO and Medicinae, respectively, was reduced, in connection with management’s view of remote likelihood of achieving goals stablished at the terms of the earn-out.

(a)	On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April, 2021, and R$ 29,770 was payable in April 2022; each installment adjusted by the IPCA rate + 4.1% per year.

(b)	On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(c)	On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(d)	On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

(e)	On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(f)	On March 25, 2021, Afya Brazil acquired 100% of Medicinae and an earn-out (“contingent consideration”) of up of R$ 4,400 was payable in connection with product development goals for 2021 and revenue achievements for 2022. The remaining contingent consideration was reduced by R$1,716 because the goals for 2022 were not achieved.

(g)	On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out (“contingent consideration”) of R$ 9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$4,053 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(h)	On April 16, 2021, Afya Brazil acquired 100% of Cliquefarma and an earn-out (“contingent consideration”) of R$ 3,000, adjusted by the CDI rate, is payable in relation to product development. The contingent consideration was paid on May 2022.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
(i)	On May 13, 2021, Afya Brazil acquired 100% of Shosp and R$ 454 will be paid, and an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$ 2,206 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(j)	On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price is R$ 618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

(k)	On October 01, 2021, Afya Brazil acquired 100% of RXPRO and an earn-out (“contingent consideration”) of up to R$ 21,000 is payable in relation to revenue achievements until 2024. The contingent consideration of R$1,781 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(l)	On November 05, 2021, Afya Brazil concluded the acquisition of 100% of ITPAC Garanhuns and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(m)	On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date. The purchase consideration was adjusted by R$763 in favor of the selling shareholders.

(n)	On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The contingent consideration of R$7,422 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date. The purchase consideration was adjusted by R$333 in favor of Afya.

(o)	On March 23, 2022, Afya Brazil acquired 100% of Glic and an earn-out of up to R$12,000 is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$8,995 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of December 31, 2022, the notes payable of R$62,176 has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the years ended December 31, 2022 and 2021:

Notes payable
As of January 1, 2021	76,181
Payments (*)	(11,068)
Monetary indexation	7,613
As of December 31, 2021	72,726

Payments (*)	(15,008)
Monetary indexation	4,458
As of December 31, 2022	62,176

As of December 31, 2021
Current liabilities	14,478
Non-current liabilities	58,248

As of December 31, 2022
Current liabilities	62,176
Non-current liabilities	-

(*)	The amounts have been included on the investing activities of the cash flow statement.

13.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2022		2021

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	42,568	42,568	27,442	27,442
Total	42,568	42,568	27,442	27,442

Financial liabilities
Loans and financing	1,882,901	1,934,295	1,374,876	1,387,136
Lease liabilities	769,525	769,525	714,085	714,085
Accounts payable to selling shareholders	528,678	528,678	679,826	679,826
Notes payable	62,176	62,176	72,726	72,726
Total	3,243,280	3,294,674	2,841,513	2,853,773

The Company assessed that the fair values of current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at December 31, 2022 was assessed to be insignificant.

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

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

13.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of December 31, 2022.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	2022	Index – % per year	Base rate

Cash equivalents	1,011,126	99.21% of CDI	136,928
Debentures	(499,839)	CDI + 1.80%	(77,225)
Loans and financing	(518,134)	CDI + 1.90%	(80,570)
Loans and financing	(32,252)	CDI + 1.75%	(4,966)
Loans and financing	(8,418)	TJLP	(620)
Accounts payable to selling shareholders	(491,143)	CDI	(67,041)
Notes payable	(62,176)	IPCA	(3,600)
Net exposure			(97,094)

		Increase in basis points
		+75	+150
Effect on profit before tax		(4,504)	(9,010)

	2021	Index – % per year	Base rate

Cash equivalents	636,847	100.38% CDI	5,844
Loans and financing	(510,972)	CDI + 1,62%	(55,032)
Loans and financing	(31,199)	CDI + 1,75%	(3,401)
Loans and financing	(10,145)	TJLP	(617)
Accounts payable to selling shareholders	(612,121)	CDI	(56,009)
Accounts payable to selling shareholders	(41,581)	IPCA + 4,1%	(1,708)
Notes payable	(72,726)	IPCA	(531)

Net exposure			(111,454)

		Increase in basis points
		+75	+150
Effect on profit before tax		(4,814)	(9,628)

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$24,447 as of December 31, 2022 (December 31, 2021: R$23,228).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.2171 to U.S. dollar 1.00) as of December 31, 2022, with all other variables held constant.

	Exposure	+10%	-10%
As of December 31, 2022
Cash equivalents	24,447	2,445	(2,445)

13.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2022 and December 31, 2021 is the carrying amounts of its financial assets.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	71,482	-	-	-	71,482
Loans and financing	287,741	788,190	1,237,599	-	2,313,530
Lease liabilities	117,506	234,688	219,127	1,139,771	1,711,092
Accounts payable to selling shareholders	282,481	339,281	-	-	621,762
Notes payable	62,176	-	-	-	62,176
Advances from customers	133,050	-	-	-	133,050
	954,436	1,362,159	1,456,726	1,139,771	4,913,092

As of December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	59,098	-	-	-	59,098
Loans and financing	217,903	585,686	948,503	1,212	1,753,304
Lease liabilities	103,003	211,894	204,744	1,108,555	1,628,196
Accounts payable to selling shareholders	246,059	445,066	88,989	-	780,114
Notes payable	15,644	74,306	-	-	89,950
Advances from customers	114,585	-	-	-	114,585
	756,292	1,316,952	1,242,236	1,109,767	4,425,247

13.5	Changes in liabilities arising from financing activities

	January 1, 2022	Payments	Additions	Interest	Business combinations	Other	December 31, 2022

Loans and financing	1,374,876	(118,378)	496,885	127,559	-	1,959	1,882,901
Lease liabilities	714,085	(113,512)	100,873	88,571	-	(20,492)	769,525
Dividends payable	-	(19,736)	19,736	-	-	-	-
Total	2,088,961	(251,626)	617,494	216,130	-	(18,533)	2,652,426

	January 1, 2021	Payments	Additions *	Interest	Business combinations	Other	December 31, 2021
Loans and financing	617,485	(158,076)	809,539	68,909	36,591	428	1,374,876
Lease liabilities	447,703	(87,751)	158,651	67,212	139,514	(11,244)	714,085
Dividends payable	-	(18,648)	18,648	-	-	-	-
Total	1,065,188	(264,475)	986,838	136,121	176,105	(10,816)	2,088,961

*	The additions of loans and financing include proceeds from the SoftBank transaction of R$822,569, net of the transaction costs of R$13,030.

	January 1, 2020	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	December 31, 2020
Loans and financing	60,357	(155,090)	605,041	10,031	21,279	75,815	52	617,485
Lease liabilities	284,515	(55,455)	98,904	44,458	-	76,855	(1,574)	447,703
Dividends payable	-	(12,984)	12,984	-	-	-	-	-
Total	344,872	(223,529)	716,929	54,489	21,279	152,670	(1,522)	1,065,188

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2022 and December 31, 2021.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2022
Assets for which fair values are disclosed
Trade receivables (non-current)	42,568	-	42,568	-

Liabilities for which fair values are disclosed
Loans and financing	(1,934,295)	-	(1,934,295)	-
Lease liabilities	(769,525)	-	(769,525)	-
Accounts payable to selling shareholders	(528,678)	-	(528,678)	-
Notes payable	(62,176)	-	(62,176)	-

December 31, 2021
Assets for which fair values are disclosed
Trade receivables (non-current)	27,442	-	27,442	-

Liabilities for which fair values are disclosed
Loans and financing	(1,387,136)	-	(1,387,136)	-
Lease liabilities	(714,085)	-	(714,085)	-
Accounts payable to selling shareholders	(679,826)	-	(679,826)	-
Notes payable	(72,726)	-	(72,726)	-

There were no transfers between Levels during the period or year presented.

15	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants.

In order to achieve this overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans or debentures. There have been no breaches of the financial covenants of any loans or debentures in the current and previous periods.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022 and 2021.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

16	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$24,248, R$ 25,587 and R$ 9,514 in the years ended December 31, 2022, 2021 and 2020, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan approved on August 30, 2019, granted to senior executives and other employees of the Company, as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted for in accordance with IFRS 2.

On July 8, 2022, the People and ESG Committee approved a change in the strike price of the current share-based compensation plan. All the tranches still to be vested had their strike price modified compared to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the CDI rate, excluding dividends. The already vested tranches will remain on the previous settled strike price. This change was assessed as a modification by the Company and accounted for in accordance with IFRS 2.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

The average incremental fair value, as result of the modification, was R$ 3.84 per stock option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price at the measurement date	R$76	R$85 – R$126
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	48% - 59%	42% - 69%
Risk-free interest rate (%)	13% - 15%	5% - 13%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$48	R$80 – R$145
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On May 18, 2022, July 11, 2022 and September 14, 2022, the Company granted 1,234,919 additional stock options, respectively:

	May 2022	July 2022	September 2022
Strike price at the measurement date	R$70	R$52	R$52
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	48% - 60%	48% - 59%	48% - 58%
Risk-free interest rate (%)	12% - 13%	13% - 15%	12%
Expected life of stock options (years)	1 – 5	1 – 5	1 – 5
Share price at the measurement date	R$ 55.54	R$ 48.24	R$ 72.59
Model used	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 19.13	R$ 17.98	R$ 34.86

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2022	2021	2020
Outstanding at January 1	92.33	3,086,728	2,510,983	2,364,214
Granted	53.02	1,234,919	1,170,000	477,220
Exercised	-	-	(442,669)	(56,092)
Forfeited	107.25	(365,749)	(60,000)	(274,359)
Expired	97.80	(226,611)	(91,586)	-
Outstanding at December 31	79.47	3,729,287	3,086,728	2,510,983
Exercisable	97.65	1,133,774	542,061	-

The share-based compensation expense recognized in general and administrative expenses in the statement of income for the year ended December 31, 2022 was R$ 27,242 (R$ 43,377 and R$32,610 in 2021 and 2020, respectively).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting.

The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

In July 2022 and September 2022, 442,546 and 4,678 RSUs were granted, respectively, to Afya’s executives, with vesting periods from May 2023 to May 2026. Fair values at grant date were R$48.24 and R$72.59, respectively.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

Total RSU expense recognized in general and administrative expenses in the statement of income for the year ended December 31, 2022 amount R$4,032. Social charges amount R$2,167 on social obligations liabilities as of December 31, 2022.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Equity

a) Share capital

As of December 31, 2022, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2021) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares (93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares as of December 31, 2020). As of December 31, 2022 and 2021, the Company’s authorized capital was US$ 50 thousand.

b) Dividends

In the year ended December 31, 2022 CCSI and IESVAP approved the payment of dividends of R$66,828, which R$47,092 was distributed to Afya and R$19,736 to non-controlling shareholders.

c) Buy-back program

On December 23, 2020, the Company announced that its Board of Directors approved a share buy-back program. Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program.

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on October 28, 2021, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program.

On January 27, 2022, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program.

During the year ended December 31, 2022, the Company’s cash outflow was R$152,317 (R$213,722 during the year ended on December 31, 2021).

The following table illustrates the number and movements in treasury shares during the year ended December 31, 2022 and 2021 (no treasury shares were repurchased in 2020):

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-	-
Repurchased	2,142,051	119.99
Transferred from exercise of stock options	(442,669)	124.26
Transferred from shares contribution	(44,455)	111.94
Outstanding at December 31, 2021	1,654,927	92.23

Repurchased	2,131,358	71.46
Outstanding at December 31, 2022	3,786,285	80.54

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

18	Earnings per share (EPS)

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

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive as of December 31, 2022 and 2021 and are not included on diluted earnings per share.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	2022	2021	2020
Numerator
Net income attributable to equity holders of the parent	373,569	223,326	292,075
Denominator
Weighted average number of outstanding shares	90,335,037	93,291,480	92,683,848
Effects of dilution from stock options and restricted share units	329,085	811,818	951,920
Weighted average number of outstanding shares adjusted for the effect of dilution	90,664,122	94,103,298	93,635,768

Basic earnings per share (R$)	4.14	2.39	3.15
Diluted earnings per share (R$)	4.12	2.37	3.12

19	Revenue

	2022	2021	2020

Tuition fees	2,827,567	2,124,589	1,388,735
Other	213,040	167,441	99,817
Deductions
Granted discounts	(241,404)	(229,254)	(89,017)
Early payment discounts	(92,234)	(49,879)	(29,299)
Returns	(45,402)	(42,373)	(11,437)
Taxes	(107,004)	(74,232)	(49,629)
PROUNI	(225,506)	(176,921)	(107,979)
Revenue from contracts with customers	2,329,057	1,719,371	1,201,191
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	2,273,578	1,640,889	1,128,558
Other - Transferred at a point in time	55,479	78,482	72,633

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

The following table presents statements of income for the Company’s operating segments for the years ended December 31, 2022, 2021 and 2020:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2022

Types of services or goods	2,037,889	108,806	189,984	(7,622)	2,329,057
Tuition fees	2,023,128	108,648	-	-	2,131,776
Other	14,761	158	189,984	(7,622)	197,281

Timing of revenue recognition	2,037,889	108,806	189,984	(7,622)	2,329,057
Transferred over time	2,024,373	108,806	145,939	(5,540)	2,273,578
Transferred at a point in time	13,516	-	44,045	(2,082)	55,479

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2021

Types of services or goods	1,498,408	72,983	151,958	(3,978)	1,719,371
Tuition fees	1,486,111	72,983	-	-	1,559,094
Other	12,297	-	151,958	(3,978)	160,277

Timing of revenue recognition	1,498,408	72,983	151,958	(3,978)	1,719,371
Transferred over time	1,486,111	72,983	81,795	-	1,640,889
Transferred at a point in time	12,297	-	70,163	(3,978)	78,482

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2020

Types of services or goods	1,002,461	107,197	93,152	(1,619)	1,201,191
Tuition fees	997,055	107,197	-	-	1,104,252
Other	5,406	-	93,152	(1,619)	96,939

Timing of revenue recognition	1,002,461	107,197	93,152	(1,619)	1,201,191
Transferred over time	997,055	107,197	24,306	-	1,128,558
Transferred at a point in time	5,406	-	68,846	(1,619)	72,633

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Expenses and costs by nature

	2022	2021	2020

Cost of services	(859,552)	(652,300)	(434,654)
General and administrative expenses	(798,153)	(622,615)	(402,855)
Total	(1,657,705)	(1,274,915)	(837,509)

Payroll	(880,664)	(677,564)	(446,473)
Hospital and medical agreements	(66,065)	(37,449)	(37,988)
Depreciation and amortization	(206,220)	(154,220)	(108,744)
Lease expenses	(12,153)	(11,229)	(2,555)
Utilities	(17,682)	(10,643)	(5,892)
Maintenance	(76,475)	(47,141)	(20,746)
Share-based compensation	(31,274)	(43,377)	(32,610)
Tax expenses	(10,518)	(7,997)	(5,326)
Pedagogical services	(48,084)	(47,881)	(24,037)
Sales and marketing	(48,217)	(39,506)	(18,361)
Allowance for doubtful accounts	(42,708)	(47,819)	(32,081)
Travel expenses	(14,003)	(7,542)	(4,550)
Consulting fees	(35,326)	(38,818)	(31,276)
Other	(168,316)	(103,729)	(66,870)
Total	(1,657,705)	(1,274,915)	(837,509)

21	Finance result

	2022	2021	2020

Income from financial investments	67,810	35,773	24,479
Changes in fair value of derivative instruments	-	-	20,739
Interest received	27,197	23,040	11,876
Other	7,035	5,753	5,196
Finance income	102,042	64,566	62,290

Interest expense	(200,081)	(108,437)	(25,543)
Interest expense on lease liabilities	(88,571)	(67,212)	(44,458)
Financial discounts granted	(24,092)	(23,193)	(8,081)
Bank fees	(8,623)	(7,878)	(6,333)
Foreign exchange loss, net	(852)	(17,973)	(4,613)
IOF taxes (taxes on financial transactions)	(178)	(3,306)	(1,661)
Other	(27,496)	(15,797)	(7,580)
Finance expenses	(349,893)	(243,796)	(98,269)

Finance result	(247,851)	(179,230)	(35,979)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

22	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020

Income before income taxes	428,433	273,462	335,054
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(145,667)	(92,977)	(113,918)
Reconciliation adjustments:
Tax effect on loss from an entity not subject to taxation	(32,859)	(37,794)	(8,474)
PROUNI - Fiscal Incentive (a)	270,062	194,830	120,851
Unrecognized deferred tax assets	(117,377)	(86,233)	(41,319)
Presumed profit income tax regime effect (b)	(1,549)	(7,066)	(2,640)
Permanent adjustments	(12,226)	(6,232)	2,567
Other	3,939	4,293	15,866
Income taxes expense – current	(35,677)	(31,179)	(27,067)
Effective rate	8.33%	11.40%	8.08%

(a)	The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.
(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of December 31, 2022, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$778,080 (tax-basis) (R$ 432,226 (tax-basis) as of December 31, 2021) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

23	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes (i)	Total

Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,741	2,348	27,487	32,576
Additions	562	10,869	7,853	19,284
Reversals	(1,285)	(2,705)	-	(3,990)
Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	16,597	6,017	57,638	80,252
Additions *	5,418	5,101	14,225	24,744
Reversals	(1,044)	(1,470)	(7,334)	(9,848)
Balances as of December 31, 2021	25,490	22,928	99,869	148,287
Additions	2,300	7,911	63,698	73,909
Reversals	(5,306)	(6,175)	(14,861)	(26,342)
Balances as of December 31, 2022	22,484	24,664	148,706	195,854

*	The amount of R$ 4,232 is related to tax legal proceedings attributed to the selling shareholders (R$9,940 for the year ended December 31, 2020). The same amount was recorded as indemnification assets in the statement of financial position in other assets.

(i)	During the year ended December 31, 2022, R$48,333 of tax contingencies were added with a corresponding increase of goodwill (Unigranrio as disclosed in note 12) and indemnification assets.

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

The tax claims to which the Company is party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2022	2021

Labor	13,914	5,098
Civil	59,603	56,501
Taxes and social security	4,931	4,459
Total	78,448	66,058

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other assets (non-current) in the amount of R$12,693 as of December 31, 2022 (December 31, 2021: R$ 18,825).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of certain subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$145,300 (December 31, 2021: R$ 135,355) is presented in non-current other assets.

24	Non-cash transactions

During the years ended December 31, 2022, 2021 and 2020, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions are as follows:

	2022	2021	2020
Issuance of shares for acquisition of Pebmed	-	-	17,531
Issuance of shares for acquisition of iClinic	-	71,500	-
Issuance of shares for acquisition of Cliquefarma	-	3,000	-
Issuance of shares for acquisition of RXPRO	-	5,112	-
Provision for legal proceedings with corresponding indemnification assets	48,333	4,232	9,940
Additions and remeasurements of right-of-use assets and lease liabilities	100,873	158,651	98,904

25	Subsequent events

Acquisition of UNIT Alagoas and FITS Jaboatão dos Guararapes

On January 2, 2023, Afya Brazil announced the closing of the acquisition of 100% of the total share capital of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), which encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”). The transaction does not enclose the “UNIT” and “FITS” brands, which will be licensed for Afya during the first year of operation.

The aggregate purchase price was R$825,000 before the deduction of Net Debt. It will be paid as follows: R$575,000 in cash on the transaction closing date and R$250,000 in three annual installments, respectively, of R$150,000, R$50,000, and R$50,000, adjusted by the Brazilian interest rate (SELIC).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

There is a contingent payment related to 84 additional seats subject to approval. If the Ministry of Education approves those seats until December 31, 2024, it will result in a potential additional payment of R$1,250 per seat in UNIT Alagoas. The additional payment will be adjusted by the Brazilian inflation rate (IPCA) between the closing date and the date of its effective payment.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these financial statements. Transaction costs to date amounted to R$11,860. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

***

