Form 20-F
period 2023-12-31
Afya Ltd
filed 2024-04-26
CIK 1771007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to .

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

The number of outstanding shares as of December 31, 2023 was 47,920,068 Class A common shares and 45,802,763 Class B common shares.

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

Yes ☐ No ☒

i

ii

PART I
INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this annual report to “Afya Brazil” refer to Afya Participações S.A. (formerly NRE Participações S.A.); all references in this annual report to “Medcel” refer to Medcel Editora e Eventos S.A.; and all references in this annual report to “IPTAN” refer to IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., “IESVAP” refer to Instituto de Educação Superior do Vale do Parnaíba S.A., “CCSI” refer to Centro de Ciências em Saúde de Itajubá S.A., “IESP” refer to Instituto de Ensino Superior do Piauí S.A., “FADEP” refer to FADEP—Faculdade Educacional de Pato Branco Ltda., “FASA” refer to Instituto Educacional Santo Agostinho S.A., “IPEMED” refer to Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda., “IPEC” refer to Instituto Paraense de Educação e Cultura Ltda., “UniRedentor” refer to Sociedade Universitária Redentor S.A., “UniSL” refer to Centro Universitário São Lucas Ltda., “PEBMED” refer to PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A., “FESAR” refer to Faculdade de Ensino Superior da Amazônia Reunida, “MedPhone” refer to MedPhone Tecnologia em Saúde Ltda., “FCMPB” refer to Centro Superior de Ciências da Saúde S/S Ltda., “UnifipMoc” refer to Sociedade Padrão de Educação Superior Ltda., “iClinic” refer to iClinic Desenvolvimento de Software Ltda, “Medicinae” refer to Medicinae Solutions S.A., “Medical Harbour” refer to Medical Harbour Aparelhos Médico-Hospitalares e Serviços em Tecnologia Ltda., “Cliquefarma” refer to Cliquefarma Drogarias Online Ltda., “Shosp” refer to Shosp Tecnologia da Informação Ltda., “Unigranrio” refer to Companhia Nilza Cordeiro Herdy de Eduação e Cultura, and Policlínica e Centro de Estética Duque de Caxias Ltda., collectively, “RX PRO” refer to RX PRO Soluções de Tecnologia Ltda., “Garanhuns” refer to Faculdade ITPAC Garanhuns - Instituto Tocantinense Presidente Antonio Carlos Ltda., “Além da Medicina” refer to BMV Atividades Médicas Ltda., “CardioPapers” refer to Cardiopapers Soluções Digitais Ltda., “Glic” refer to Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda., “DelRey” refer to Sociedade Educacional e Cultural Sergipe DelRey Ltda., “UNIVAÇO” refer União Educacional do Vale do Aço S.A., “ITPAC Araguaína” refer to ITPAC - Instituto Tocantinense Presidente Antônio Carlos S.A., and “ITPAC Porto” refer to ITPAC Porto - Instituto Tocantinense Presidente Antônio Carlos Porto S.A.

The term “Esteves Family” refers to Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Capital Ventures Ltd. and NRE B Ventures Ltd., collectively, our former controlling shareholders. The term “Bertelsmann” refers to Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH, collectively, our current controlling shareholder.

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

Financial Information

Afya is a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies and was incorporated on March 22, 2019.

The consolidated financial information of Afya contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Afya’s consolidated financial statements included elsewhere in this annual report.

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

The financial results of the companies that we acquire in any given period (such companies, the “Acquired Companies”) are included in our historical results as of the date of closing of the respective acquisition. See “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions” for further details on entities acquired since January 1, 2021.

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

The historical undergraduate programs combined tuition fees information included elsewhere in this annual report (i) was derived from historical operating information for Afya Brazil and for each of the Acquired Companies since the consummation of their respective acquisition; (ii) is akin to gross tuition fees charged to undergraduate students; (iii) differs from the tuition fees set forth in our audited consolidated financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students, and (c) scholarships; and (iv) does not represent revenue as disclosed in our audited consolidated financial statements included elsewhere in this annual report. For the years ended December 31, 2023, 2022 and 2021, historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$3,266.8 million, R$2,635.4 million and R$1,990.1 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students.

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

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Central Bank on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Central Bank offer exchange rate published on December 31, 2023, which was R$4.8413 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate.

Market Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, a report by a third-party consulting firm commissioned by us, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, the Organisation for Economic Co-operation and Development, or OECD, the Brazilian Ministry of Education (Ministério da Educação), or MEC, the Anísio Teixeira National Institute of Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or the INEP, the Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada), or the IPEA, the Brazilian Medical Association (Associação Médica Brasileira), or AMB as well as private sources, such as Bloomberg, consulting and research companies in the Brazilian and international education industry, the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or FGV/IBRE, the Association of American Medical Colleges, or AAMC among others.

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

Forward-Looking Statements

This annual report on Form 20-F contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things, our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our ability to implement our business strategy;
•	changes in government regulations and legislation applicable to the education industry in Brazil, both in the traditional and distance learning segments, including tax regulations and/or legislation;
•	government interventions, including changes in, or termination of, education industry programs such as the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior), or FIES, and/or the University for All Program (Programa Universidade para Todos), or PROUNI, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;

•	changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;
•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
•	the availability of government authorizations on terms and conditions and within periods acceptable to us;
•	developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally;
•	our ability to continue attracting and retaining new students;
•	our ability to maintain the academic quality of our programs;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•	the availability of qualified personnel and the ability to retain such personnel;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholders;
•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;
•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; and
•	the other factors discussed under the section “Risk Factors” in this annual report on Form 20-F.

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

A.       [Reserved]

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

Certain Risks Relating to Our Business and Industry

•	We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives. We expect to continue to acquire medical higher education institutions and healthtech companies as part of our strategy to expand our operations, including through acquisitions that may be material in size and/or of strategic relevance. We cannot assure you that we will continue to be able to identify post-secondary education institutions focused on medicine that provide suitable acquisition opportunities, or to acquire such institutions on favorable terms when necessary. In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs.
•	We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance our portfolio of products and services or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.
•	Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs, and any economic, market or regulatory factors adversely affecting such medical courses and health sciences programs could lead to decreased demand in the medical and health courses we offer, which could materially adversely affect us. Economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services.

•	Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business. We are subject to the risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government, as well as to changes to the rules to renew FIES contracts.
•	If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected. We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for low-income students eligible for the program, granting partial scholarships, and submitting to MEC semi-annual records of attendance, achievement and dropout of students receiving scholarships, among others.
•	Our operating history as a consolidated company, our recent acquisitions and the comparability of our results may make it difficult for investors to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance.
•	An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows. We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES, which is largely outside of our control.

Certain Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil.
•	Economic uncertainty and political instability in Brazil may harm our business and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
•	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.
•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.

•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.
•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares. The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed.

Certain Risks Relating to Our Class A Common Shares

•	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired. Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. The stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected.
•	The concentration of ownership and voting power in Bertelsmann, our controlling shareholder, limits your ability to influence corporate matters. Bertelsmann, our controlling shareholder, owns 66.4% of our outstanding Class B common shares as of the date of this annual report, which, together with its ownership of 35.0% of our outstanding Class A common shares, represent approximately 50.3% of our outstanding share capital and 63.4% of the voting power of our outstanding share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. So long as Bertelsmann and the Esteves Family continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control the outcome of all decisions at our shareholders’ meetings.
•	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly. The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur. Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.
•	Our Articles of Association contain anti-takeover provisions that may discourage a third party from acquiring us and adversely affect the rights of holders of our Class A common shares. Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series.
•	If securities or industry analysts publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. In the event one or more of the analysts who covers us downgrades us or releases negative publicity about our Class A common shares, our share price would likely decline.

•	It is unlikely that we will declare any dividends on our common shares in the foreseeable future and therefore, you must rely on price appreciation of our common shares for a return on your investment. We do not anticipate paying any dividends in the foreseeable future. Instead, we intend to retain earnings, if any, to fund the operation of our business and future growth. Any decision to declare and pay dividends in the future will be made at the discretion of our general meeting of shareholders, acting pursuant to a proposal by our board of directors, or by our board, and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors.
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences. Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2023. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

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

In addition, our previous and any future acquisitions involve a number of risks and challenges that may have a material adverse effect on our business and results, including the following:

•	the acquisition may not contribute to our commercial strategy or the image of our institution;
•	a future acquisition may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) or other regulatory authorities, which may deny the necessary approvals for, or impose conditions or restrictions on, the acquisition;
•	we may face contingent and/or successor liabilities (either currently known or unknown to us) in connection with, among others things, (i) judicial and/or administrative proceedings of the acquired institutions, including but not limited to, regulatory, tax, labor, social security, environmental and intellectual property proceedings, and (ii) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, anti-corruption, anti-bribery or anti-money laundering issues, as well as other regulatory matters, all of which may not be sufficiently indemnifiable under the relevant acquisition agreement;
•	the acquisition process may require additional funds and/or may be time-consuming, and the attention of our management may be diverted from their day-to-day responsibilities and our operations;
•	our investments in acquisitions may not generate the expected returns, and we may mismanage administrative and financial resources as part of the integration process;
•	the business model of the institutions we acquire may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;

•	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, financial systems, distribution or operating procedures;
•	certain acquisitions may impact our financial reporting obligations and the preparation of our consolidated financial statements, resulting in delays to such preparation;
•	the acquisitions may generate goodwill, the impairment of which will result in the reduction of our net income and dividends, and our financial statements may be affected as a result of the application of our accounting policies to the results of our acquisitions;
•	the transfer of management of the target institution resulting from a change of control or corporate restructuring must be notified to the MEC within 60 days from the consummation of the acquisition, and MEC may impose additional restrictions on its reaccreditation; and
•	we may be unable to provide the acquired company with the necessary resources to support its operations and if, by the time of the reaccreditation of the acquired company with the MEC, the MEC finds that we have failed to meet any applicable reaccreditation requirements, it may impose additional restrictions or conditions on the reaccreditation of the acquired company.

In addition, we may face significant challenges in the process of integrating the operations of any acquired companies with our existing business, such as the inability to manage a greater number of geographically dispersed employees and create and implement efficient uniform controls, procedures and policies, in addition to the incurrence of high or unexpected integration costs. As of the date of this annual report: (i) we have fully integrated the operations of 24 of our acquisitions; and (ii) we are in the process of integrating the operations of another nine of our acquisitions with our existing business, namely, Shosp, Cliquefarma, Medical Harbour, Medicinae, iClinic, RX PRO, Além da Medicina, Cardiopapers and Glic. The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. We may also be unable to integrate faculty and personnel with different professional experiences and from different corporate cultures, and our relationship with current and new employees, including professors, may be impaired.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), to obtain new licenses or develop new or enhanced products or services or to respond to competitive pressures. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. For example, financial markets have been negatively impacted by current macroeconomic trends, including high interest rates and rising inflation. Adequate funding may not be available on terms favorable to us or at all, particularly in light of these conditions. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance our portfolio of products and services or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and privileges senior to those of our shares.

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

A significant portion of our historical undergraduate programs combined tuition fees are currently concentrated in the tuition fees we charge for our medical courses and other health sciences programs across our network. For the years ended December 31, 2023, 2022 and 2021, 90.7%, 89.9% and 88.0%, respectively, of total historical undergraduate programs combined tuition fees were derived from tuition fees we or our subsidiaries charged for medical courses and other health sciences programs. Therefore, economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.

Some of our students finance their tuition fees through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES) created by the Brazilian federal government, and operated through the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação, or FNDE), which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. As of the date of this annual report, we have adhered to FIES as most recently amended by the Brazilian federal government. As revised, FIES provides financial support for low-income students throughout Brazil, in particular in the North, Northeast and Midwest regions. As a result, we have exposure to risks associated with delays in the transfer of monthly tuition payments from the FIES program operated by the Brazilian federal government.

Should (i) the Brazilian federal government terminate or reduce the transfer of monthly payments to our institutions that participate in FIES, (ii) we fail to meet the requirements for participation in the programs, or our students benefiting from FIES fail to meet the requirements for enrollment in the programs, or (iii) the Brazilian federal government extend the term to make reimbursements under FIES or adversely change their rules, our results of operations and cash flow may be materially adversely affected. We may also experience a decline in revenues and a decline in the number of students at our campuses from the FIES program.

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

Some of our students participate in the University for All Program (Programa Universidade para Todos, or PROUNI program). Through the PROUNI program, the Brazilian federal government grants a number of full and partial scholarships to low-income undergraduate students in private higher education institutions. As a result of our participation in the PROUNI program, we benefit from certain federal tax exemptions relating to bachelor’s and associate’s degree programs, such as (i) income tax, (ii) Social Contribution Tax on Gross Revenue (Programa de Integração Social, or PIS), (iii) Social Security Financing Tax on Gross Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS), and (iv) Social Contribution Tax on Net Profit (Contribuição Social sobre o Lucro Líquido, or CSLL), regarding our revenues from undergraduate and associate programs.

We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for low-income students eligible for the program, granting partial scholarships, and submitting to MEC semi-annual records of attendance, achievement and dropout of students receiving scholarships, among others. See “Item 4. Information on the Company—Business Overview—Regulatory Overview.” If we lose our tax exemptions or are unable to comply with other, more stringent requirements that may be introduced in the future, our business, financial condition and results of operations could be materially adversely affected.

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

Constitutional Amendment Proposal No. 45/2020 was approved and subsequently promulgated in Constitutional Amendment No. 132, on December 20, 2023, which proposes a new tax to substitute PIS and COFINS (and other state and municipal taxes) with no tax exemptions. The Brazilian Congress is now focused on regulating the Constitutional Amendment with complementary law projects that could have an impact on the sector.

As of the date of this annual report, Bill No. 3,887/2020, which expressly revokes the PIS and COFINS tax exemptions for the PROUNI program is under review by the Brazilian congress.

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

Our operating history as a consolidated company and recent acquisitions may make it difficult for you to evaluate our business, financial condition, results of operations and prospects. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance. Our results of operations for the year ended December 31, 2023 are not directly comparable to our results of operations for the year ended December 31, 2022, and our results of operations for the year ended December 31, 2022 are not directly comparable to our results of operations for the year ended December 31, 2021, due to the effects of the acquisition of the Acquired Companies. Our ability to forecast our future operating results, including revenue, cash flows and profitability, as well as the operational inefficiencies that we may face as we continue to integrate the Acquired Companies, is limited and subject to a number of uncertainties. Moreover, past performance is no assurance of future returns.

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

Our directors and officers, among others, own shares issued by us and are beneficiaries under our share-based incentive plans. Our current stock option plan for our managers and employees was approved in August 2019 (as amended in July 2020, July 2022 and July 2023) and reserves up to 4% of our common shares at any time (excluding treasury shares) for issuance under this new equity incentive plan. In addition, on July 8, 2022, we created a restricted stock units program and reserved up to 1.2% of our common shares at any time for issuance under this new plan.

Due to the issuance of stock options or restricted stock program, or RSUs, to members of our management team, a significant portion of their compensation is closely tied to our results of operations and, more specifically to the trading price of our Class A common shares, which may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. As a result of these factors, the interests of our management team may not coincide with the interests of our other shareholders that have longer-term investment objectives.

Once options have been exercised by the participants and/or the common shares to be issued under the restricted stock units program have vested, our board of directors will determine whether our capital stock should be increased through the issuance of new shares to be subscribed by participants, or if they will be settled through shares held in treasury. In the event settlement occurs through the issuance of new shares, our shareholders will suffer dilution, of their interests in our share capital and in the value of their investments, up to a maximum of 5.2% of our common shares at any time. In case new stock options or RSUs are granted, whether under existing plans or new plans that may be approved by our shareholders at the shareholders’ meeting, our shareholders will be subject to additional dilution.

For additional information on our share-based incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans.”

An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows.

We depend on the full and timely payment of the tuition we charge our students, including tuition payments we receive through FIES. Adverse changes in the macroeconomic environment and the earnings capacity of our students, may lead to an increase in payment delinquency or default by our students and negatively impact our ability to collect our accounts receivable. An increase in payment delinquency or default by our students may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for expected credit losses expenses as a percentage of our revenue was 2.6%, 1.8% and 2.8% for the years ended December 31, 2023, 2022 and 2021, respectively. There is no guarantee that our allowance for expected credit losses expenses will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our allowance for expected credit losses expenses to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

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

The expansion of medicine courses in Brazil are subject to restrictive requirements, under the “Mais Médicos” program. Among the criteria that support the creation of medical schools seats, two relevant aspects are (i) the importance of these new openings in a specified region, and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization. In connection with these requirements, and in order to evaluate the impacts of the opening of medical courses in Brazil, on April 5, 2018, MEC issued Ordinance No. 328/2018, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. This ordinance was revoked on April 5, 2023 by MEC through Ordinance No. 650/2023.

However, following the enactment of Ordinance No. 328/2018, certain educational institutions began to judicially challenging these restrictions before Brazilian courts and sought to compel MEC to receive and review requests (i) for new medicine courses, not observing the public call requirements set forth in Article 3 of Law No. 12,871/2013, or the “Mais Médicos” Law, and (ii) for an increase in the number of medicine seats for existing undergraduate courses, in each case by alleging that these rules amounted to an undue restriction on freedom of competition. In response to those judicial claims, the Brazilian National Association of Private Universities (Associação Nacional das Universidades Particulares) filed the Declaratory Action of Constitutionality (Ação Declaratória de Constitucionalidade) No. 81 towards the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the Brazilian Supreme Court, to discuss the constitutionality of Article 3 of the “Mais Médicos” Law. Such proceedings are currently pending a final decision.

The Brazilian Supreme Court may decide (i) against the constitutionality of Article 3 of the “Mais Médicos” Law and against the legality of other restrictions imposed on the increase on medicine seats, and (ii) in favor of requiring MEC to conclude the analysis of requests for new medical courses and increased medicine seats through judicial claims. Until a decision is reached by the Brazilian Supreme Court, there is a risk that new medical courses and increased medicine seats are permitted through judicial claims. Consequently, our competition may increase, and we may be required to reduce our tuition or increase our operating expenses (including our costs per student) in order to compete effectively, retain or attract students or to pursue new market opportunities and reduce our ability to fill all of our medical seats capacity.

Furthermore, we were awarded seven new undergraduate campuses as part of the “Mais Médicos” program, all of which are located in remote regions of Brazil and which operations are subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. We cannot assure you that there will be sufficient student demand to fill all medical school seats available at such campuses.

As a result of the foregoing, our revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against our current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected.

For more information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview.”

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

We are also working to advance culture change through the implementation of diversity, equity and inclusion, or DEI initiatives throughout our organization. For example, in 2021, we undertook a public commitment by signing onto the United Nations Global Compact and committing to achieve gender equity by having women occupying half of our managerial positions by 2030. If we do not (or are perceived not to) successfully implement these initiatives, our ability to recruit, attract and retain talent may be adversely impacted. Additionally, we may be perceived as insufficiently committing to diversity, equity, and inclusion or environmental, social, and governance initiatives, which may adversely affect our reputation and, consequently, our results of operations and financial condition.

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

We may be held liable for the actions of officers, directors, professors or other employees at our campuses, including allegations of non-compliance by officers, directors, professors or other employees with specific legislation and regulations implemented by MEC relating to our programs. In the event of accidents, injuries or other damages affecting students, professors, other employees or third parties at our campuses, we may face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. Injury could be caused by or otherwise arise from the actions or negligence of our students, employees, contractors or visitors on our premises, including due to failures in our in-access control and security systems. If any such event were to occur, our facilities may be perceived to be unsafe, which may make our students unwilling to enroll at or attend our schools. We may also be subject to claims alleging that officers, directors, professors or other employees committed moral or sexual harassment or other unlawful acts.

Moreover, we operate clinics, outpatient facilities, and laboratories that serve a large number of patients annually, with physicians and students performing procedures. Non-compliance with health and safety standards, regulations, and laws can result in serious consequences, including death or physical injury to students, patients and other persons on our premises. We cannot assure you that we will be at all times able to comply with all such regulations or guarantee the safety of all persons on our premises, as well as the safety of patients.

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

Moreover, in October 2021, more than 130 countries agreed to implement a minimum tax regime for multinational groups, known as Pillar Two, to reform the international corporate taxation. Pillar Two aims to ensure that multinational groups in scope are liable to a minimum effective corporate tax rate of 15 per cent per country. In December 2021, the OECD released the Pillar Two model rules—accompanied by commentary and guidelines—which are due to be passed into national legislation but adapted by local conditions. In response to the OECD’s Pillar Two rules, the amendments to IAS 12 were introduced and include: (i) a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from this legislation, especially prior to the effective date. The countries where we have our tax domicile have not yet enacted any tax legislation in connection with Pillar Two, but we cannot assure you when and whether any such jurisdictions will adopt such rules and that any such rules may not have a material adverse effect on our results of operations and financial condition.

If we are unable to maintain consistent educational quality throughout our network, including the educational materials of our post-secondary education institutions, or keep or adequately train our faculty members or maintain our physical infrastructure, we may be adversely affected.

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

Moreover, infrastructure vulnerabilities can lead to adverse events with significant impacts on our reputation to the extent they may expose students and faculty to physical injury. As of the date of this annual report, we have dozens of campuses spread across Brazil, and we cannot assure that all of them will be adequately conserved and have safety practices that are appropriately observed. Structural problems in any such facilities may include faulty floors and ceilings, premises that are intermittently closed due to lack of safety or appropriate licenses, areas prone to flooding, exposed electrical wiring and other issues that may increase the risk of personal injury to our students, faculty and other on our premises. If any such events were to occur, our reputation would be materially and adversely affected, which could thereby to a significant adverse effect on our results of operations and financial condition.

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

Brazilian Federal Law No. 10,861/2004, regulated by Decree No. 9,235/2017, implemented the activities of supervision of post-secondary education entities and courses in the Brazilian federal education system. MEC’s Secretariat of Regulation and Supervision of Higher Education, or SERES, is responsible for the regular and special supervision of the corresponding courses and programs.

Regular supervision derives from complaints and allegations by students, parents and faculty members, as well as by public entities and the press. These complaints and allegations involve specific cases of entities with courses showing evidence of irregularities or deficiencies. We are subject to those complaints and representations. Special supervision, on the other hand, may be commenced by MEC itself, based on its post-secondary education regularity and quality standards, and involves more than one course or entity, grouped according to the criteria chosen for the special supervision. These criteria may include unsatisfactory results in the ENADE and the Difference Indicator between Expected and Actual Performance (Indicador de Diferença entre os Desempenhos Observado e Esperado), among other quality indicators, the history of course evaluations by INEP, as well as compliance with specific legal requirements as, for example, the minimum ratio between faculty members with master’s or doctorate degrees or certain mandatory digitization requirements with respect to academic documents for our students under MEC’s recent digital academic collection rules. Administrative irregularities can include, among others: (i) unlicensed or irregular post-secondary courses; (ii) any outsourcing of post-secondary education activities; (iii) the failure to file a re-accreditation or recognition or renewal request with respect to post-secondary education courses within the time periods enacted by MEC pursuant to Decree No. 9,235/2017; (iv) failure to comply with the rules and requirements for maximum occupancy of authorized vacancies approved by MEC; and (v) failure to comply with any penalties imposed by the MEC.

If MEC concludes, as part of its supervisory activities, that an irregularity constitutes an imminent risk or threat to students or the public interest, it may impose the following measures on the relevant educational institution for a period to be determined by SERES: (i) suspend the admission of new students; (ii) suspend the offering of undergraduate or postgraduate lato sensu courses; (iii) suspend the institution’s discretionary ability to, among other things, create new post-secondary courses and establish course curricula, if applicable; (iv) suspend the license to establish new distance learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit new regulatory requests; (vi) suspend participation in FIES; (vii) suspend participation in PROUNI; and (viii) suspend or restrict participation in other federal education programs. The educational institution can contest the MEC’s findings by filing motions with MEC or with Brazilian courts.

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

Moreover, we and our subsidiaries face the risk of unintentionally surpassing the MEC’s authorized medical or other enrollment limits due to court-mandated student enrollments, which do not count towards our allocated enrollment limit. Inaccurate assessment of these judicial demands, such as misinterpreting obligations like discounts as enrollments under litigation, may result in exceeding our authorized enrollment limits. This breach by us, or by any of the companies that we have acquired or may acquire, could lead to regulatory penalties, reputational harm, and strain our resources, compromising our educational quality.

The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.

We are subject to various federal laws and extensive government regulations by MEC, Conselho Nacional de Educação (National Education Council, or CNE), INEP, FIES and the National Post-secondary Education Assessment Commission (Comissão Nacional de Avaliação da Educação Superior, or CONAES), among others, including, but not limited to the “Mais Médicos” Law, which created the “Mais Médicos” program.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2023, we owned 375 trademark registrations in Brazil, and we have also sought to register 12 trademarks abroad, in the United States, the European Union, Mexico and Colombia. As of the date of this annual report, we have 169 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 344 registered domain names in Brazil and 21 registered international domain names, and have registered two softwares in Brazil. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “AFYA” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

In addition, Mr. Nicolau Carvalho Esteves, our co-chairman, is currently party to a public civil proceeding filed by the federal prosecutor’s office against Mr. Carvalho Esteves and other individuals in connection with certain irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. In February 2022, a decision was issued, dismissing the motions submitted by the public prosecutor’s office, and an appeal was filed by the public prosecutor’s office. Mr. Nicolau Carvalho Esteves has presented counterarguments to the appeal, and, as of the date of this annual report, the appeal is pending judgment by the court. The risk of loss in these proceedings is classified as remote by external counsel. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits. We cannot guarantee that the results of these proceedings will be favorable to Mr. Carvalho Esteves and any adverse decision may damage our reputation, which may have an adverse effect on our business, results of operations and the price of our Class A common shares. For further information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Legal Proceedings.”

Failure to obtain or maintain licenses and permits with respect to our real estate or construction projects in a timely manner may result in penalties, including closures of some of our campuses.

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

In addition, we routinely undertake complex construction, expansion and renovation projects at our campuses, which require additional construction licenses and permits, including with respect to the environmental licensing of any such projects. Our failure to obtain or maintain any such licenses or permits during the course of these projects may lead to delays to or the incurrence of additional costs in connection with these projects (including as a result of fines or other penalties imposed by governmental authorities as a result of our failure to obtain any such licenses or permits), in addition to material adverse effects to our results of operations, financial condition and reputation.

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

Brazilian legislation provides that acquisitions of educational institutions meeting certain requirements must be approved by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) prior to the completion of the acquisition if one of the companies or group of companies involved has gross annual revenues in Brazil of at least R$750.0 million in the year immediately prior to the acquisition and any other party or group of companies involved has gross income of at least R$75.0 million in that same period. As part of this process, CADE must determine whether the specific operation affects the competitiveness of the market in question or the consumers in such markets. CADE may not approve our future acquisitions or may condition approval of our acquisitions on our disposal of some of the operations of the target of the acquisition, or impose restrictions on the operations and commercialization of the target. Failure to obtain approval for future acquisitions or any conditional approvals of future acquisitions may result in expenses that may adversely affect our results of operations and financial condition. As a result of our growth strategy through acquisitions of new entities, we may need additional funds to implement our strategy. Therefore, if we cannot obtain adequate financing to conclude any potential acquisition and implement our expansion plans, our growth strategy will be affected. See “—We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.”

Some of the properties that we occupy are owned by companies controlled by one of our significant shareholders. Therefore, we are exposed to conflicts of interest, since the administration of such properties may conflict with our interests, those of such significant shareholder and those of our other shareholders.

Some of the properties we occupy, including properties where some of our campuses are located, are owned and operated by companies controlled by one of our significant shareholders. Therefore, the interests of our significant shareholder in the administration of such property may conflict with our interests and those of our other shareholders. For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and note 8 to our audited consolidated financial statements.

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

We cannot guarantee that our suppliers will not engage in improper practices, including inappropriate labor practices.

To meet the needs of our students and offer greater comfort and quality in all areas and aspects of our activities, we depend on service providers and suppliers for services such as cleaning, surveillance, telemarketing and security. In the event that our service providers engage in such improper business practices, our customers’ perception of our business may be adversely affected, which may adversely affect our business, results of operations and our reputation. For example, we may be adversely affected if these third-party service providers and suppliers do not meet their obligations under Brazilian labor laws, including with respect to supplying appropriate protective equipment or training to employees that are designated to work on our premises. According to Brazilian labor law, we may be liable to the employees of these service providers and suppliers for labor obligations of these service providers and suppliers to the extent such service providers and suppliers fail to indemnify such employees pursuant to court orders, and we may also be fined by the relevant authorities. This risk is particularly relevant if these suppliers are involved in sensitive labor issues, such as violations of human rights, discriminatory acts, child labor and direct or indirect use of forced labor or modern slavery. Any such litigation could impact our customers’ perception of our business, and adverse decisions may compel us to disburse material amounts in connection therewith, which may adversely affect our business, results of operations and our reputation.

We could be adversely affected if we are unable to pass on increases in our costs and expenses to our students by adjusting our monthly tuition fees.

Our primary source of income is the monthly tuition payments we charge to our students. Our payroll costs and expenses account for the majority of the costs of services and general and administrative expenses, or 51.1%, 53.1% and 53.1% of such costs and expenses for the years ended December 31, 2023, 2022 and 2021, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees, or if we are unable to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

In addition, our utilities expenses (comprised mainly of water, electricity and telephone expenses) represent in aggregate approximately 1.0%, 1.1% and 0.8% of our costs of services and general and administrative expenses for the years ended December 31, 2023, 2022 and 2021, respectively. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students by increasing the amounts of their monthly tuition fees, for example as a result of ongoing political and economic instability in Brazil or globally, our operating results may be adversely affected.

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

In recent years, the overall macroeconomic environment in Brazil has undergone significant volatility as a result of adverse political and economic pressures. Adverse macroeconomic conditions have led to a contraction in the disposable income of both existing and potential clientele within our Continuing Education segment, prompting a deferral of their intentions to pursue residency and post-graduate specialization endeavors. Consequently, this resulted in diminished demand for our residency preparatory courses and medical post-graduate specialization programs during that timeframe.

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

We may face risks relating to the expansion, including through acquisitions, of our Digital Services segment, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescriptions. Companies operating in this segment are subject to significant execution risk since they are providing new digital features and developing a new market, where the technological needs, the expectations of our customers and market standards change rapidly. As such, we may have to quickly modify our products and services to adapt to new digital education technologies, practices and standards. In addition, an error in the design, programming or validation of clinical decisions software could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues and/or liability claims against us, amongst other things, any of which could have a material adverse effect on our financial condition, results of operations and reputation.

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

Finally, we also face operational risks relating to the integration of any such companies to build our ecosystem, including userbase and platform integration risks, among other risks. As a result, any acquisitions we may make in this segment involve a number of uncertainties, risks and challenges that may have a material adverse effect on our business and results of operations, and result in the risk of impairment. See also “—We may not be able to identify and acquire new medical higher education institutions or meet our strategic and financial goals in connection with any business acquisition we seek, and difficulties in effectively integrating and managing a growing number of acquisitions may adversely affect our strategic objectives.”

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

In particular, on August 14, 2018, the President of Brazil approved the LGPD, which came completely into force on August 1, 2021. The LGPD is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing, storage and any operation carried out with personal data (including personal data of clients, suppliers, employees and patients of our medical schools), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Specifically, the LGPD establishes, among other things, data subjects’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and international data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados, “ANPD”), for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. In the event of non-compliance with the LGPD, we may be subject to penalties, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine for each violation of up to 2% (subject to an upper limit of R$50,000,000) of our revenue; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation after due investigation and confirmation of its occurrence; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to six months, which can be extended for an equal period until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. In addition, the LGPD creates a private cause of action, which means we are subject to both class-based and individual claims for violations of the LGPD. The application of sanctions by the ANPD has been further regulated by the Regulations on the Application of Administrative Sanctions, dated February 27, 2023, as a result of which the ANPD will now be able to apply administrative sanctions based on clearer and more established guidelines and requirements.

Data protection is an important issue for us. We consider the LGPD as an opportunity to further develop and continuously improve our data protection processes. Since 2021, we have been offering training on the LGPD on our e-learning platform to teach our employees the principles of data protection. This training is mandatory for all employees, including our management. As part of this development and improvement process, we have also introduced governance models and technical improvements to comply with legal requirements, reduce the risk of data breaches and guarantee the rights of stakeholders with regard to their data security and privacy.

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

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules. These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Consequently, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Finally, we may also not be able to adapt the disclosure and internal controls environment of companies that we acquire within the permitted one-year period. Accordingly, because of the inherent limitations in the internal control system, misstatements due to error or fraud may occur and not be detected. For details of the controls mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

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

We may be adversely affected by the ongoing armed conflicts between Russia and Ukraine and Israel and Hamas.

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability of raw materials, energy prices, and our customers, as well as the local and global financial markets and financial services industry and the global economy in general.

In addition, on October 7, 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. The war is causing a humanitarian crisis and the escalation of the conflict and any resulting conflicts in the region could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences. In response to the war in Gaza, since mid-November 2023, Houthi rebels in Yemen have targeted and carried out attacks on commercial shipping vessels travelling through the Red Sea which may result in further disruptions in supply chains. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

We may not be successful in meeting our environmental, social and corporate governance, or ESG, commitments, which may have a material adverse effect on our business, financial condition, reputation and results of operations.

The market is increasingly concerned with how companies assess and manage ESG risks to protect themselves and create opportunities to generate value. As part of this trend, we have made certain ESG commitments, and we strive to maintain socially responsible business practices, including fostering social investments and structuring programs to generate a positive social impact through in areas related to our business, such as employability, education and culture. Failure to meet our ESG commitments or to pursue these socially responsible business practices, partially or at all, may have a material adverse effect on our business, reputation, financial condition and results of operations.

There has been an increase in ESG rules and regulations applicable to our business and we expect this tendency to continue. Given the pace of legislative developments in this area, we may not be able to comply with the new regulations in their totality. We are also exposed to the risk that future ESG rules and regulations may adversely affect our ability to conduct our business by requiring us to reduce the value of our assets or reduce their useful life, facing increased compliance costs or taking other actions that may be adverse to us.

Our activities may also impact the lives and socioeconomic dynamics of communities, especially those neighboring our campuses. These impacts may include truck, vehicle and pedestrian traffic, construction, noise and environmental pollution, and the effects of lower-quality, free services that we may provide to such communities. As a result, there may be stoppages in our operations by virtue of demonstrations in surrounding communities, as well. If we do not establish an effective communication channel with such communities, we may face challenges in the operation of educational institutions and project execution, which could jeopardize our reputation and impede the attainment of our strategic objectives.

In addition, our suppliers may engage in conduct that violates human rights and for which we may be held liable in civil, labor, criminal and administrative proceedings, including for damages and remediation costs. As a result, we may face difficulties in obtaining or maintaining operating licenses, and our reputation may be negatively affected.

Our operations and projects are exposed to occupational health and safety and accident risks.

We are subject to laws and regulations governing health and safety matters, protecting both members of the public and their employees and contractors. Some of the tasks undertaken by our employees and contractors, including our maintenance employees, can be inherently dangerous and have the potential to result in serious injury or death. Moreover, in the ordinary course of our business, we undertake complex construction, expansion and renovation projects that may subject to our employees or contractors to the risk of harm. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public could expose us to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, all of which have the potential to impact the results of our operating entities and our ability to make distributions. In addition, any insurance coverage that we may have obtained with respect to such obligations may not cover certain indemnifications we may be required to pay, be insufficient to cover these types of claims, or may not cover certain acts or events.

Public health outbreaks, epidemics or pandemics have adversely affected and may continue to adversely affect our business.

Public health outbreaks, epidemics or pandemics could materially adversely impact our business. Such public health crises may negatively impact the global economy, disrupt supply chains, and create significant volatility in global financial markets. For instance, the recent outbreak of COVID-19 pandemic led to interruptions of our on-campus activities to varying degrees, with a significant portion of our nonpractical educational activities being temporarily offered through our online platform (rather than on-site), and the calendar of our practical educational activities being rescheduled to when authorities allowed on-campus activities to resume. The ultimate extent of any such epidemics, pandemics, outbreaks or other public health crises on our business, financial condition and results of operations would depend on future developments, which are highly uncertain and cannot be predicted with any certainty. Such developments could therefore have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, on October 30, 2022, Luis Inácio Lula da Silva won the Brazilian presidential election and took office on January 1, 2023. It is unclear if and for how long the political divisions that arose before the election will continue under President Lula’s presidency and the effects that such divisions will have on his ability to govern Brazil and implement reforms. Since the results of the presidential election were announced and as of the date of this annual report, certain groups formed by extreme supporters of the defeated candidate have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. Any attempts to contest or otherwise undermine the results of the election, or other potential threats to the democratic system, may result in deterioration of the political environment and, as a consequence, affect the confidence of investors and the general public. The continuation of any such political divisions may result in a congressional impasse, political unrest, protests or strikes that materially adversely affect us.

In addition, uncertainties relating to the implementation by the new Brazilian government of changes to monetary, fiscal and social security policy and related legislation (including as a result of the 2024 municipal elections, the coming elections of the presidencies in the senate and the lower house in 2025, the relationship between the executive, legislative and judiciary branches and the relationships among the leading political parties) may contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian capital markets. Aa failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations. Any of the above factors may harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 10.1%, 5.8%, and 4.6% as of December 31, 2021, 2022, and 2023, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, on March 17, 2021, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, raised the official base interest rate (Sistema Especial de Liquidação e Custódia) or the SELIC rate, to 2.75% and further raised the SELIC rate to 3.50% on May 5, 2021, to 4.25% on June 16, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 10.75% on February 2, 2022, to 11.75% on March 16, 2022, to 12.75% on May 4, 2022, to 13.25% on June 15, 2022 and to 13.75% on August 3, 2022. In 2023, COPOM reversed this trend, decreasing the SELIC rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 3, 2023, to 11.75% on December 14, 2023, to 11.25% on January 31, 2024 and to 10.75% on March 20, 2024. As of April 26, 2024, the SELIC rate was 10.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation in the future, and, consequently, may lead to increased volatility and the need for sudden and significant interest rate increases, which could negatively affect us and our financial condition.

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

The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.3% depreciation in the real against the U.S. dollar during 2021. On December 31, 2022, the exchange rate of U.S. dollar as reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. As of April 24, 2024, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.159 per US$1.00, which reflected a depreciation of 6.6% in the real against the U.S. dollar since December 31, 2023. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 4.1% in 2020, a growth of 4.6% in 2021, a growth of 3.0% in 2022, and a growth of 2.9% in 2023. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, including as a result of, among other things, the ongoing war between Russian and the Ukraine, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. On April 7, 2020, the rating was reaffirmed as BB- with a stable outlook, reflecting uncertainties stemming from the coronavirus pandemic, along with how extraordinary government spending would adversely affect the fiscal performance in 2020. On November 30, 2021 and June 15, 2022, Standard & Poor’s further reaffirmed Brazil’s rating at BB- with a stable outlook. On December 19, 2023, the rating was upgraded to BB with a stable outlook, reflecting the rating agency’s expectation that Brazil will make slow progress in addressing fiscal imbalances and that its still weak economic prospects, balanced by a strong external position and monetary policy is helping to re-anchor inflation expectations.
•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 with a stable outlook. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining the stable outlook. On May 25, 2021, April 12, 2022 and October 20, 2023, Moody’s further reaffirmed Brazil’s rating at Ba2 with a stable outlook.
•	Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a negative outlook. On December 14, 2021, Fitch further reaffirmed Brazil’s credit rating at BB-negative with a negative outlook. On July 14, 2022, while reaffirming Brazil’s credit rating at BB-negative, Fitch changed its outlook on Brazil’s credit rating to a positive outlook. On July 26, 2023, Fitch upgraded Brazil’s credit rating at BB and changed its outlook on Brazil’s credit rating to a stable outlook.

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

Bertelsmann, our controlling shareholder, as of the date of this annual report, owns 66.4% of our outstanding Class B common shares, which, together with its ownership of 35.0% of our outstanding Class A common shares, represent approximately 50.3% of our outstanding share capital and 63.4% of the voting power of our outstanding share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares trading on NASDAQ, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, Bertelsmann and the Esteves Family will control the outcome of all of our decisions at our shareholders’ meetings, and Bertelsmann alone is able to elect a majority of the members of our board of directors. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

As of December 31, 2023, we have 47,920,068 Class A common shares and 45,802,763 Class B common shares outstanding, which, except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

As of December 31, 2023, 150,000 Series A perpetual convertible preferred shares were outstanding, representing approximately 6.6% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis. Holders of Series A perpetual convertible preferred shares are entitled to a cumulative dividend at the rate of 6.5% per annum. Because holders of our Series A perpetual convertible preferred shares are entitled to vote on certain matters described in “—SoftBank and any other holders of our Series A perpetual convertible preferred shares may exercise influence over us,” the issuance of the Series A perpetual convertible preferred shares, and the subsequent issuance of additional Series A perpetual convertible preferred shares, effectively reduce the relative voting power of the holders of our common shares.

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

As of December 31, 2023, outstanding Series A perpetual convertible preferred shares represented approximately 6.6% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis. The terms of the Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares by a separate class vote for us to take the following decisions, among others described in the respective certificate of designations:

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization (by way of a scheme of arrangement) of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2023. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirement for PFIC status. Such a U.S. investor may be subject to certain adverse U.S. federal income tax consequences. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Afya benefits from over 24 years of medical education experience through Afya Brazil and Medcel, both of which were founded and managed by physicians, with a focus on academic excellence and deep roots in technology and innovation.

We were founded in 1999 with the opening of our first medical school, Centro Universitário ITPAC, by the Esteves Family, a family of medical professionals with a passion for medical education. Since its inception, our focus has been medical and related health courses. As of December 31, 2023, 20,201 physicians had graduated with us since the founding of our predecessor companies. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of December 31, 2023, had 66,034 undergrad students, of which 42,563 were health-related students and 23,471 were non-health related students.

Medcel, which was merged into Afya Brazil in 2019, was founded by Dr. Atilio Barbosa in 2004, a pioneer in online medical preparatory courses. In 2007, Medcel launched a proprietary platform to broadcast online classes. Over the years, Medcel evolved from its online platform into an adaptive digital learning environment where students can access digital media, watch medical case studies, listen to podcasts and answer personalized quizzes. Finally, in 2018, Medcel began offering its high-quality tech-enabled content in different formats and to other academic institutions. As of December 31, 2023, Medcel had 7,563 enrolled students and provided residency preparatory courses to 17 partner institutions, as part of our B2B distribution network.

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

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and were hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Deloy Capobianco Gibbon, has over 15 years of experience in education. Our CFO, Luis André Blanco, has over 14 years of experience as CFO, and Lélio de Souza Junior, our Vice President of Innovation & Digital Services, has more than 24 years of experience in tech companies.

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

Organic Growth and Entry into Adjacent Markets

In 2018, the MEC awarded new licenses to Afya Brazil, allowing it, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, to operate seven new medical schools through the “Mais Médicos” program, with an aggregate amount of 350 new medical school seats per year. As of December 31, 2023, six of these campuses are already operating, as described below. We expect an additional campus to start operations in 2024.

On May 9, 2019, we consummated the acquisition of IPEMED, marking our entry into the medical graduate and specialization segment. IPEMED is a leading medical graduate school founded in 2006. As of December 31, 2023, we reached almost 5,000 students across fifteen different campuses.

On October 2, 2020, we announced that the Secretary of Regulation and Supervision of Higher Education of the MEC granted authorization to Afya to operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under the “Mais Médicos II” program. This medical school was the first authorized in connection with the “Mais Médicos” program for Afya and contributed 50 seats to our operating seats base. Santa Inês is one of the seven undergraduate campuses Afya was awarded in 2018 in connection with the “Mais Médicos” program, the largest number awarded to any education group. This campus has been operational since October 2020.

On December 30, 2020, the Secretary of Regulation and Supervision of Higher Education of the MEC granted the authorization to Afya operate the undergraduate medicine course in Cruzeiro do Sul in the State of Acre, under “Mais Médicos II” program. This medical school is the second authorized school in connection with the “Mais Médicos” program for Afya and contributed 50 seats to our operating seats base.

On February 23, 2022, we announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetutuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under the “Mais Médicos II” program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school contributed with 50 seats. These campuses have been operational since February 2022.

On March 16, 2022, the Secretary of Regulation and Supervision of Higher Education of MEC authorized the operation of medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under the “Mais Médicos II” program (our fifth and sixth authorized schools under the Mais Medicos II program, respectively). Each medical school contributed with 50 seats. These campuses have been operational since March 2022.

On March 18, 2022, the Secretary of Regulation and Supervision of Higher Education of MEC authorized 28 seats additional at Centro Universitário São Lucas Ji-Parana in the city of Ji-Parana, located in the state of Rondônia. With this authorization, we reached 2,759 approved seats. The earn-out related to the seats approval is R$800,000 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash by March 2024.

On December 29, 2022, Afya announced that MEC authorized the increase of 64 medical seats of Faculdade Santo Agostinho, in the city of Itabuna, located in the state of Bahia. No additional commitment is required regarding this authorization.

On January 24, 2024, Afya announced that MEC authorized the increase of 40 medical seats at the Faculdades Integradas Padrão (FIP Guanambi) campus, in the city of Guanambi, located in the state of Bahia, which will result in an additional payment of R$49.6 million. With the authorization, we reached 100 medical seats on this campus, and 3,203 total approved seats.

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

SoftBank Investment

On April 26, 2021, we announced that the SoftBank Latin America Fund, or SoftBank, agreed to purchase R$822 million, equivalent to US$150 million, of Afya’s Series A perpetual convertible preferred shares, subject to customary closing conditions. In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and certain members of the Esteves family agreed to sell 2,270,208 Class A common shares to SoftBank. In connection with such sale, at the time, Paulo Passoni from SoftBank was appointed as a board member of Afya, being replaced by Maria Tereza Azevedo in 2022.

The key terms of the Series A perpetual convertible preferred shares, as set forth under the relevant certificate of designations, are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. dollars in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A perpetual convertible preferred shares into 5,917,888 common shares, at an initial conversion price established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; and (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Series A Perpetual Convertible Shares” and note 13.2.1 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, SoftBank and its affiliates would beneficially own approximately 6.6% of the total shares of the Company (on an as-converted basis for the Series A perpetual convertible preferred shares).

Acquisition of Crescera Shares by Bertelsmann

On June 7, 2021, an affiliate of Bertelsmann acquired the entirety of the 23,074,134 Class B Afya’s common shares held by Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, or “Crescera Educacional,” pursuant to a provision in Afya’s amended and restated memorandum and articles of association then in effect and the shareholders agreement between certain members of the Esteves family and Crescera Educacional, which granted Bertelsmann the right to acquire Crescera Educacional’s Class B common shares and become a party to the shareholders’ agreement.

Bertelsmann is a media, services and education company that operates in about 50 countries around the world. It includes the entertainment group RTL Group, the trade book publisher Penguin Random House, the music company BMG, the service provider Arvato, the Bertelsmann Printing Group, the Bertelsmann Education Group and Bertelsmann Investments, an international network of funds. Since Afya’s inception, Bertelsmann has indirectly held a stake in Afya through its investment in Crescera Educacional. In connection with and following such transaction, Bertelsmann appointed Kay Krafft, Shobhna Mohn, Christina Krebs and Benedikt Dalkmann as members of our board of directors.

Acquisition of our Corporate Control by Bertelsmann

On May 5, 2022, we announced the closing of the transaction whereby Bertelsmann acquired 6,000,000 of our Class B common shares from the Esteves Family at a purchase price of US$26.90 per share. As a result of the closing of the transaction, Bertelsmann came to beneficially own approximately a 57.5% voting interest in Afya. We further announced that we entered into a new CEO executive employment agreement with Virgilio Deloy Capobianco Gibbon, extending its period through May 2027. The extension was made in connection with the increase of Bertelsmann’s stake in Afya to continue to execute the expansion in the medical education business and the deployment of the Afya digital health services strategy.

B.       Business Overview

We are the leading medical education group in Brazil based on number of private medical school seats, according to a MEC report as of December 31, 2023, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, medical post-graduate specialization programs and continuing medical education activities, or CME, including through digital health services.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

We have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 19 Brazilian states, and our digital medical platform is available across Brazil. As of December 31, 2023, our network of 47 undergraduate and graduate medical school campuses consisted of 32 undergrad operating units (i.e., units that have been approved by MEC and that have commenced operations) and one approved unit (i.e., a unit that have been approved by MEC but that have not yet commenced operations), compared to 30 units as of December 31, 2022 and as of December 31, 2021, respectively. As of December 31, 2023, our network of 3,163 medical school seats consisted of 3,113 operating seats (seats that have been approved by MEC and that have commenced operations) and 50 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 2,773 and 2,481 operating seats as of December 31, 2022 and as of December 31, 2021, respectively. We plan to expand our network by opening, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, the seven approved medical school campuses we were awarded in connection with the “Mais Médicos” program (the Brazilian federal government initiative to reduce shortages of doctors in the most underserved and vulnerable regions of Brazil) by December 31, 2023, taking our total to 32 operating medical school campuses in 19 Brazilian states and approximately 3,113 operating medical school seats per year. As of December 31, 2023, we had increased our network of medical school seats to 3,163 seats 3,113 of which were operating from 2,823 as of December 31, 2022 due to the acquisition of DelRey.

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

Through PEBMED, we acquired three different products: (i) Whitebook, a mobile and web application that assists doctors and medical professionals in clinical daily decision-making; (ii) Nursebook, a mobile application that assists nurses in clinical decision-making; (iii) Portal PEBMED, a website that offers free content, including opinions, papers and updates in connection with medical news and scientific publications. PEBMED has more than 200,000 monthly active users on the Whitebook platform and approximately 500,000 monthly active users to Portal PEBMED. The acquisition expanded our products and services offerings and offers significant cross-sell and upsell opportunities.

iClinic is a SaaS model physician focused technology company and one of the leading medical practice management software in Brazil. They seek to empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. Their portfolio includes: (i) Electronic Medical Record: the first electronic medical record as a SaaS model in Brazil focused on the physician experience; (ii) Clinical Management System: with this software doctors can schedule patients online, organize their financial records, use marketing tools to promote their clinics and others; (iii) Telemedicine: a platform to provide online consultations fully integrated with doctor’s schedule and records; and (iv) Physicians Marketplace: a website that connects doctors and patients to schedule consultations. As of December 31, 2023, the software had almost 26,263 users. The platform is currently used for almost 23 million medical consultations per year, of which around 151,503 were through telemedicine and prescribed more than 7,649,132 electronic medical prescriptions.

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

Cliquefarma is a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. Users of Cliquefarma can search for medications or healthcare products and compare prices from over 5,661 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their ads, and a cost-per-acquisition model, where drugstores pay for each concluded sale. In 2023, Cliquefarma generated traffic of 15.2 million visitors.

Shosp is a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients’ appointments, medical records, marketing, and others. The acquisition of Shosp reinforces the digital prescription digital pillar and creates synergies with iClinic and Medicinae solutions.

RX PRO is a digital platform that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO has already delivered free samples to more than 62,000 physicians with an innovative digital experience, with a Net Promoter Score, or NPS, of 76.9 and as of the date of this annual report has 10 pharmaceutical companies using its platform. RX PRO is monetized by providing a B2B subscription service to the pharmaceutical industry.

Além da Medicina is an online medical content platform for physicians and medical students that provides educational tools and technical medical content to assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians. Além da Medicina had more than 7,000 subscribers as of December 31, 2023, and more than 125,000 followers on Instagram.

CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy. CardioPapers had 8,535 students in 2023 and almost 285,000 followers on Instagram. The platform includes more than ten courses, such as a cardiology specialist degree preparatory course, cardiological emergencies course, preoperative course, dyslipidemia course, electrocardiogram (EKG) course and diabetes course, exploring the cardiologic medical field and also expanding to other medical areas.

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other subjects and disciplines across several of our campuses, including undergraduate and postgraduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform and practical medical training.

As of December 31, 2023, we had 66,034 enrolled students, compared to 58,200 enrolled students as of December 31, 2022, representing an increase of 13.5% for 2023, and 61,118 enrolled students as of December 31, 2021, representing a decrease of 4.8% for 2022. See “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Our business model is characterized by high revenue visibility and operating leverage. Approximately 90% of our historical revenue for the years ended December 31, 2023, 2022 and 2021 was composed of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 45.2% of our total growth in terms of revenue in 2023, 48.0% of our total growth in terms of revenue in 2022 and 80.5% of our total growth in terms of revenue in 2021) and (ii) organic growth (which represented approximately 54.8% of our total growth in terms of revenue in 2023, 52.0% of our total growth in terms of revenue in 2022, and 19.5% of our total growth in terms of revenue in 2021), has led to growth, profitability and cash generation:

•	Our revenue totaled RS$2,875.9 million, R$2,329.1 million and R$1,719.4 million in the years ended December 31, 2023, 2022 and 2021, respectively, representing a compound annual growth rate, or CAGR, of 29.3% since 2021;
•	Medical school’s tuition fees represented 78.8%, 77.1% and 75.9% of our historical undergraduate programs combined tuition fees in 2023, 2022 and 2021, respectively. The average monthly ticket for medical school tuition fees was R$10,210 for the year ended December 31, 2023, which represented an increase of 7.0% from R$ 9,538 for year ended December 31, 2022, which, in turn, represented an increase of 10.7% from R$8,615 for year ended December 31, 2021;

•	Residency preparatory course, continuing medical education, medical post graduate specialization programs offerings and digital services totaled R$376.1 million, R$298.8 million and R$224.9 million in revenue for the years ended December 31, 2023, 2022 and 2021, respectively;
•	We generated net income of R$405.4 million, R$392.7 million and R$242.3 million in the years ended December 31, 2023, 2022 and 2021, respectively, representing a CAGR of 29.4% since 2021;
•	Our Adjusted EBITDA totaled R$1,165.7 million, R$961.9 million and R$754.8 million in the years ended December 31, 2023, 2022 and 2021, respectively, representing a CAGR of 24.3% since 2021;
•	Our Operating Cash Conversion Ratio was 97.1%, 94.4% and 100.8% for the years ended December 31, 2023, 2022 and 2021, respectively.

Quality is a cornerstone of our value proposition. As of December 31, 2023, our average General Course Index score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 3.26 on a scale of 1 to 5, compared to the Brazilian average of 3.18.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats.

In October 2020, the MEC authorized the operation of 50 seats in Santa Inês in the State of Maranhão. The operations of this medical school started in the second semester of 2020.

In December 2020, the MEC authorized the operation of 50 seats in in Cruzeiro do Sul in the State of Acre. The operations of this medical school started in the first semester of 2021.

In 2021, the MEC authorized the operation of 120 medical school seats in Garanhuns, in the city of Garanhuns, State of Pernambuco. These operations of the medical school started in the second semester of 2022.

In March 2022, the MEC authorized the increase of 28 seats of Centro Universitário São Lucas, located in the city of Ji-Parana, State of Rondônia. The operation of such additional seats started on June 21, 2022.

In December 2022, the MEC authorized the increase of 64 medical seats of Faculdade Santo Agostinho, located in the city of Itabuna, State of Bahia. The operation of such additional seats started in the first semester of 2023.

In 2022, the successful opening of four “Mais Médicos” campuses—Abaetetuba, Bragança, Itacoatiara, and Manacapuru—added 200 new medical seats to our portfolio. As of the date of this annual report, six of these campuses are already in operation. The continued operation of certain of these campuses was subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. See “Item 4. Information on the Company—Business Overview—Our Geographic Presence.”

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

Medicinae

On March 25, 2021, we acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price of R$9.2 million is comprised of: (i) R$5.6 million of which 100% was paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up of R$4.4 million is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3.6 million was based on the facts and circumstances at the acquisition date. There was no contingent consideration balance as of December 31, 2023 and 2022.

Medical Harbour

On April 8, 2021, we acquired 100% of the total share capital of Medical Harbour, which offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price of R$11.3 million is comprised of: (i) R$5.0 million of which 100% was paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up to R$9.0 million is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$3.0 million will be paid in 2024 and is based on the present value of the obligation considering the facts and circumstances as of December 31, 2023.

Cliquefarma

On April 16, 2021, we acquired 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. The aggregate purchase price of R$22.1 million is comprised of: (i) R$16.2 million paid in cash; (ii) R$3.0 million settled with Afya’s shares on the transaction closing date; and (iii) an earn-out (“contingent consideration”) of R$3.0 million, which was reversed in 2022 due to the failure to achieve the relevant product development targets. There was no contingent consideration balance as of December 31, 2023 and 2022.

Shosp

On May 13, 2021, we acquired 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$7.9 million is comprised of: (i) R$5.9 million paid in cash; (ii) R$454 thousand in consideration to be transferred; and (iii) an earn-out (“contingent consideration”) of up to R$1.8 million payable in relation to product development. The first contingent consideration installment of R$0.5 million was paid in August 2023 as a result of the achievement of the relevant product development targets, and a second contingent consideration installment in the amount of R$0.5 million will be paid until 2026.

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

Unigranrio

On August 4, 2021, we acquired 100% of the total share capital of Unigranrio. The original aggregate purchase price was R$626.1 million, which was later adjusted to R$619.0 million as result of net debt adjustments. R$375.7 million, or 60% of the purchase price, was paid in cash on the closing date, and the remaining R$243.3 million, or 40%, is payable in four equal annual installments through 2022 to 2025, adjusted by the CDI rate. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90.2 million. Unigranrio is a post-secondary education institution with government authorization to offer on-campus, undergraduate medical and health-related courses in the state of Rio de Janeiro and Santa Catarina.

Following our acquisition of the Unigranrio entities, on September 21, 2022, we liquidated and dissolved Sociedade Educacional de Palhoça S/S Ltda., and on January 16, 2023 we completed the merger of Instituto de Ensino Superior de Palhoça S/S with and into Companhia Nilza Cordeiro Herdy de Eduação e Cultura, in order to simplify our corporate structure.

RX PRO

On October 1, 2021, we acquired 100% of the total share capital of RX PRO, a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO does this by delivering free samples to a community of pre-selected physicians and offering medical updates regarding pharmaceutical products and treatments in a fast and efficient way for doctors. RX PRO incorporates the digital prescription pillar and further strengthens Afya’s digital ecosystem thesis. The aggregate purchase price paid to sellers was R$45.6 million, of which R$30.3 million was paid in cash and R$5.1 million paid in Afya stock. An earn-out of up to R$21 million can be paid related to gross revenue achievements for 2022, 2023 and 2024. The contingent consideration of R$1.8 million accounted for on December 31, 2022 was remeasured and reversed in 2023 due to the failure to achieve gross revenue targets.

Garanhuns

On November 5, 2021, the Secretary of Regulation and Supervision of the MEC authorized the operation of a medical school in Garanhuns in the State of Pernambuco. This authorization is in connection with a previous request made by ITPAC, a subsidiary of Afya Brazil, to expand their operation and open a branch in the city of Garanhuns, before the consolidation of Afya. As a result, we acquired 100% of Garanhuns. The purchase price is as follows: (i) R$54.0 million was paid in cash on the closing date of the transaction; and (ii) R$54.0 million was paid in two equal installments, adjusted by the CDI rate, in November 2022 and November 2023.

Além da Medicina

On March 4, 2022, we acquired 100% of the total share capital of Além da Medicina. This business combination incorporates new capabilities to the content & technology for the medical education pillar and further strengthens Afya’s digital ecosystem. The aggregate purchase price of R$26.8 million is comprised of: (i) R$14.9 million paid in cash on the transaction closing date; (ii) an earn-out (“contingent consideration”) of up of R$ 19.2 million is payable in connection with revenue target achievements for 2023 and 2024; and (iii) a price adjustment related to net debt of R$0.8 million in favor of selling shareholders. The contingent consideration of R$18.3 million is based on the estimated payment considering the facts and circumstances as of December 31, 2023.

CardioPapers

On April 5, 2022, we acquired 100% of the total share capital of CardioPapers. The aggregate purchase price of R$42 million is comprised of: (i) R$34.9 million paid in cash on the transaction closing date; (ii) an earn-out (“contingent consideration”) of up of R$15 million is payable in connection with revenue target achievements for 2023 and 2024 and other goals relating to market credentials for 2023 and 2024; and (iii) price adjustment related to net debt of R$0.3 million in favor of Afya Brazil. The contingent consideration of R$14.2 million is based on the estimated payment considering the facts and circumstances as of December 31, 2023.

Glic

On May 23, 2022, we acquired 100% of the share capital of Glic. Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers. The aggregate purchase price of R$30.6 million comprised of: (i) R$21.6 million paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up of R$12.0 million is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$9.5 million accounted for in December 31, 2022 was partially paid in 2023 (in the amount of R$3.0 million) and the remaining balance was remeasured and reversed in 2023 considering the facts and circumstances as of December 31, 2023.

DelRey

On January 2, 2023, we acquired 100% of the total share capital of DelRey, which acquisition encompasses the operations of Centro Universitário Tiradentes Alagoas, or UNIMA, and Faculdade Tiradentes Jaboatão dos Guararapes, or FCM Jaboatão. The transaction does not include the “UNIMA” and “FCM Jaboatão” trademarks, which were licensed to Afya during the first year of operation. The aggregate purchase price was R$816.2 million is as follows: (i) R$575.0 million paid in cash on the transaction’s closing date; and (ii) R$234.0 million to be paid in three annual installments of R$134.0 million in January 2024, R$50.0 million in January 2025 and R$50.0 million in January 2026, as adjusted by the SELIC rate. The aggregate purchase also includes R$7.2 million estimated at fair value as of the date of acquisition relating to an offer of our digital solutions free of charge until December 31, 2030 for medical students of universities owned by the sellers but which were not a part of this transaction. There are 84 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105.0 million, as adjusted by the IPCA rate between the closing date and the date of its effective payment.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil on a per-seat basis, according to MEC, we are able to identify trends and adapt our services accordingly;
•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;
•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;
•	We have the largest operating infrastructure in medical education in Brazil on a per-seat basis, according to MEC, with more than 649 partner teaching hospitals and clinics and almost 267,917 physicians and specialists in our ecosystem;
•	We believe we have developed the first instructional medical web series created globally, and we have completed the first two seasons and have already begun working on the third season;
•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation;
•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model; and
•	We started offering content and clinical tools for healthcare professionals, including mobile and web apps.

High-quality standards

Quality is a cornerstone of our value proposition. Our operating infrastructure and innovative methodological approach have achieved high levels of satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. Our NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, was 26 for medical students that graduated more than five years ago, 25 for medical students that graduated more than two years ago and less than five years ago, and 40 for medical students that graduated less than two years ago. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical careers of our students. Additionally, according to the latest results released by the Brazilian government on April 2, 2024, our average General Course Index, which is measured and published by MEC, and is based on certain institutional planning and development, academic and management criteria, was 3.26 on a scale of 1 to 5, compared to the Brazilian average of 3.18. See “Item 4. Information on the Company—Business Overview—Regulatory Overview—Regulatory Processes of Post-secondary Education Institutions—Accreditation of Post-secondary Education Institutions and Authorization and Recognition of Programs” for further information on the General Course Index.

In addition, through our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services offered by Medcel, third-party medical schools proactively contact it seeking to adopt Medcel’s medical education content to improve their medical students’ learning experience and academic scores. As of December 31, 2023, 17 third-party schools had adopted Medcel’s medical education content compared to approximately 16 as of December 31, 2022.

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, calculated as the sum of sales and marketing and personnel expenses divided by student additions, which were approximately R$1,415, R$1,882 and R$2,016 per student as of December 31, 2023, 2022 and 2021, respectively, high occupancy rates of approximately 100% of medical seats in our medical schools as of December 31, 2023, 2022 and 2021, and strong operating cash conversion of 97.1%, 94.4% and 100.8% as of December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, our Life Time Value (LTV) was R$423,308, calculated as the sum of R$70,551 gross income per student divided by 17% (to account for one-sixth of the student base graduating every year). As of December 31, 2022, our Life Time Value (LTV) was R$425,658, calculated as the sum of R$70,943 gross income per student divided by 17% (to account for one-sixth of the student base graduating every year). As of December 31, 2021, our Life Time Value (LTV) was R$353,404, calculated as the sum of R$58,901 gross income per student divided by 16.7% (to account for one-sixth of the student base graduating every year).

Contracted growth: We have contracted growth visibility into medical schools that are in the initial six years of operations as a result of the six-year maturation cycle of our medical school seats. This cycle begins when a medical school becomes operational, with a first year medical school class that progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats). Since the maximum number of medical seats per medical school is set by regulation, the only way to grow our medical school seats, and thus our numbers of enrollments, is through acquisitions or starting new medical schools. As of December 31, 2023, we had 3,163 approved medical school seats out of an expected total capacity of 22,744 medical school enrollments by 2028, which gives us visibility as to the growth potential of our revenues over the period. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation.”

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
Differentiate
Content & Methodology
Centralized, data-driven, integrated and adaptive
IP Rights
Anytime, anywhere
Retain
Growth
Attract
Net Promoter Score
Customer Experience
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

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of know-how and expertise in the education sector. Our internal satisfaction survey conducted in 2023 showed employee satisfaction levels of 89 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development, and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

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

Since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and thus our number of enrollments, is through acquisitions or starting new medical schools. As of the date of this annual report, assuming full compliance with applicable regulations and that our seven new “Mais Médicos” campuses mature as expected with 50 medical seats for each campus, we estimate reaching a total medical student base of 23,062 students by 2030. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

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

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering and/or enhance our product portfolio, such as digital content platforms, continuing medical education institutions and other medical certification companies, among others. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time. We believe that we have developed a strong capability and track record of acquisitions. In 2023, we acquired an additional 15% of CCSI, consolidating our ownership of 75% of its total share capital. In addition, we also acquired DelRey, which acquisition increased our total number of approved medical school seats from 2,823 as of December 31, 2022 to 3,163 as of December 31, 2023. In 2022, we acquired or invested in three companies. In 2021, we acquired or invested in nine companies, which increased our medical school seats by more than 27.4% over the year. In 2020, we acquired or invested in six companies, which increased our medical school seats by more than 36% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of IPEMED, enabled us to enter the graduate and specialization courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

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

As of December 31, 2023, our network consisted of a total of 47 undergraduate and graduate campuses: (i) 32 undergraduate campuses are operating units (units that have been approved by MEC and that have commenced operations), 30 of which offer a medical course, and one of which that has been approved by MEC but has not yet commenced operations, and (ii) 15 graduate campuses that offer medicine- and health-related courses.

We plan to expand our network by opening one approved undergraduate medical school campuses we were awarded in connection with the “Mais Médicos” program by 2024. As of December 31, 2023, we had 7,563 students enrolled in our online prep-courses spread across Brazil.

The chart and table below illustrate our current footprint of undergraduate and graduate medical schools, as of date of this annual report.

Campus	State	Brand	Year of Acquisition	Approved Seats(1)	Semester(2)
Porto	TO	ITPAC	Before 2018	120	02.04
Pato Branco	PR	FADEP	2018	50	02.17
Pato Branco	PR	FADEP	2018	60	02.19
Itajubá	MG	CCSI	2018	87	01.68
Parnaíba	PI	IESVAP	2018	80	02.15
Palmas	TO	ITPAC	2018	120	02.17
Teresina	PI	IESP	2018	110	02.04
Teresina	PI	IESP	2018	61	02.17
São João Del Rei	MG	UNIPTAN	2018	38	02.15
São João Del Rei	MG	UNIPTAN	2018	11	02.16
Araguaína	TO	UNITPAC	2018	80	02.06
Ipatinga	MG	UNIVAÇO	2018	100	01.99
Marabá	PA	FACIMPA	2019	120	02.19
Vitória da Conquista	BA	FASA	2019	100	01.15
Itabuna	BA	FASA	2019	85	02.18
Cametá	PA	ITPAC - Mais Médicos	2019	50	To be started
Cruzeiro do Sul	AC	ITPAC - Mais Médicos	2019	50	01.21
Santa Inês	AM	ITPAC - Mais Médicos	2019	50	02.20
Manacapuru	AM	ITPAC - Mais Médicos	2019	50	02.22
Itacoatiara	MA	ITPAC - Mais Médicos	2019	50	02.22
Abaetetuba	PA	ITPAC - Mais Médicos	2019	50	02.22
Bragança	PA	ITPAC - Mais Médicos	2019	50	02.22
Itaperuna	RJ	UniRedentor	2019	112	02.15
João Pessoa	PB	FCMPB	2020	24	02.17
João Pessoa	PB	FCMPB	2020	33	02.18
João Pessoa	PB	FCMPB	2020	80	02.16
João Pessoa	PB	FCMPB	2020	20	02.18
Redenção	PA	FESAR	2020	120	02.18
Porto Velho	RO	UniSL	2020	52	02.19
Porto Velho	RO	UniSL	2020	130	02.05
Ji-Paraná	RO	UniSL	2020	28	02.21
Guanambi	BA	FIP Guanambi	2021	60	02.18
Guanambi	BA	FIP Guanambi	2021	40	01.24
Garanhuns	PE	ITPAC	2021	120	02.21
Montes Claros	MG	UNIFIPMOC	2021	100	02.07
Duque de Caxias	RJ	UNIGRANRIO	2021	110	01.97
Duque de Caxias	RJ	UNIGRANRIO	2021	88	02.17
Rio de Janeiro	RJ	UNIGRANRIO	2021	110	02.04
Itabuna	BA	FASA	2019	64	01.23
Alagoas	AL	UNIMA	2023	100	02.14
Alagoas	AL	UNIMA	2023	40	02.16
Jaboatão	PE	FCM Jaboatão	2023	100	01.18
Jaboatão	PE	FCM Jaboatão	2023	100	01.19

(1)	Number of medical seats presented are estimated.
(2)	Schools with six or more years of operations are considered fully matured.

Industry Overview

Introduction to Brazil’s education environment

Brazil’s education environment has become increasingly open to private capital. At the same time, the government has continued to play an important role through the municipalities, states, and federal government.

Post-secondary education

Higher education in Brazil differs significantly from pre-secondary education. The majority of higher education schools are under private management and account for approximately 88% (both for profit and nonprofit) of all higher education institutions, according to Sinopse Estatística da Educação Superior. Higher education institutions are divided into three categories depending on the number of courses they offer, seniority of the teaching staff, and amount of research they conduct: they can be classified as colleges, university centers or universities. Typical post-secondary programs take between four to six years to complete. While some courses in these programs only occur during a certain period of the day (i.e., morning, afternoon, or evening), others are offered as full day courses. Tuition is paid on a monthly basis, primarily out of pocket by students and their families. Government financing is available, but not easily accessible. The main programs are FIES and PROUNI, which together accounted, in Brazil, for 23.5% of total financing in 2022 prior to more regulated policies in recent years, according to Sinopse Estatística da Educação Superior.

Introduction to Brazil’s medical education industry

In Brazil, aspiring physicians apply to medical school following graduation from secondary education. Medical school in Brazil is a six-year undergraduate program. Upon graduation, medical students gain a license and can start working as a generalist physician. At this point, they usually consider alternatives to gain a certification for one or more medical specialties.

The first and most common path to obtaining a medical specialty certification is through a medical residency program. If a candidate chooses the medical residency path, the student must pass an entrance examination, referred to as R1 exam administered by each institution offering a residency program. After getting approved by a residency institution, the student then starts the first year of residency with the support of a government study grant throughout the specialization period. If the physician wants to pursue a subspecialty, he or she will need additional years of study, which may or may not require incremental entrance tests.

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

Medical education system: Brazil vs. United States

While Brazil mandates that students pursue a six-year specific undergraduate medical education, a student in the United States must typically earn a four-year undergraduate degree prior to applying for medical school. Although no specific undergraduate degree is required, pre-medical, biology, and health focused majors are recommended.

A U.S. student must apply to medical school programs upon finishing an undergraduate degree, typically taking another four years to complete medical school. As is the case in Brazil, the U.S. medical school application process is highly competitive and has historically seen increasing medical course applications. In 2022, 22,710 U.S. students were enrolled out of 55,189 medical school applicants, representing an applicants per enrolled student ratio of 2.4x. Additionally, the number of medical school applicants increased at a 2.0% Compound Annual Growth Rate, or CAGR from 2012 to 2022, according to the AAMC.

While Brazilian students have the option to either pursue a medical residency or work as a generalist after graduating, U.S. students are required to go through a residency program after completing medical school to become an authorized physician. To do this, the student must enroll in the National Residency Matching Program, or NRMP, which matches physician applicants to U.S. residency training programs. In 2023, 42,952 U.S. medical school graduates applied for 40,375 residency positions, representing an applicants per enrolled student ratio of 1.1x. To complete the program and become an authorized physician, each student must also pass the United States Medical Licensing Examination, or USMLE.

The diagram below illustrates the structure and timeline of the Brazilian medical education system relative to the United States:

Source: MEC

Source: AAMC

Regulatory overview and “Mais Médicos” program

Medical education in Brazil is subject to regulatory terms that aim to define the supply of medical seats across the country. Since 2013, the Brazilian government put initiatives in place to increase the number of annual medical school and residency vacancies.

In 2013, the “Mais Médicos” Law defined the rules for the creation of new medical courses in Brazil to address issues such as the unequal distribution of doctors across Brazilian states. Among the criteria that support the creation of medical schools seats, two relevant aspects are (i) the importance of these new openings in a specified region and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization.

To reduce the shortage of doctors and mitigate the perceived healthcare inequality, the Brazilian federal government implemented a strategic initiative called “Mais Médicos.” The program’s main objectives included addressing the provision of doctors for primary care in municipalities, strengthening health care infrastructure, and allocating medical workforce to underserved areas.

Regarding academics, “Mais Médicos” implemented short- and long-term measures to improve the Brazilian medical training system in both quantitative and qualitative ways. Among these measures was the opening of new medical school slots, in both undergraduate courses and residency programs. From its creation in 2013 until the date of this annual report, MEC, through SERES, announced three public calls for the selection of proposals for the authorization of medical courses on a national scale, the “Mais Médicos I” program in 2013, the “Mais Médicos II” program in 2018, and the “Mais Médicos III” program in 2023.

“Mais Médicos I” and “Mais Médicos II” jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be increased by up to 100 seats, each in accordance with the “Mais Médicos” regulation. With the increase in annual offerings through “Mais Médicos,” on April 5, 2018 MEC announced that the government had decided to freeze the new offering of medical seats for a period of five years, pursuant to Ordinance No. 328/2018. The decision was based on a need to evaluate the impact of opening new medicine courses in Brazil. However, on April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/2018 and set new rules for the opening of new medicine courses.

Following the issuance of the Ordinance No. 650/23, on October 4, 2023, MEC, through SERES, exercising its legal powers and based on Article 3 of the “Mais Médicos” Law announced the public call for the selection of proposals for the authorization of medical courses on a national scale. The rules for the new “Mais Médicos III” program set forth the criteria for new undergraduate medical school seats. This new program will allow the opening of 5,700 new undergraduate seats, to be distributed across 95 cities with a limit of 60 seats per institution.

Although the “Mais Médicos” program requires a public call prior to the authorization of a new medicine course, some educational institutions have been judicially challenging this restriction before Brazilian courts to compel MEC to receive and review requests for new medicine courses outside the “Mais Médicos” program rules by alleging that these rules are an undue restriction on freedom of competition. Certain courts may ultimately compel the MEC to receive and review these requests. For more information, see” Item 3. Key Information—D. Risk Factors—We face significant competition in each program we offer and each geographic region in which we operate. If we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.”

In addition, the increase in medical seats in existing undergraduate courses is regulated by Ordinance No. 1,771, dated September 1, 2023, which allowed educational institutions to request an increase in medical seats by submitting a request to MEC. As of the date of this annual report, those requests are still under MEC’s analysis.

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

“Mais Médicos I” and “Mais Médicos II” jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be subject to an increase of up to 100 seats, each in accordance with the “Mais Médicos” regulation. Furthermore, the new “Mais Médicos III” program will authorize the opening of up to 5,700 new undergraduate seats.

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

Population distribution by age group—Brazil

Source: IBGE.

Increase in medical services demand

The long-suppressed demand for health services in Brazil is expected to continue to increase given demographic changes in Brazil as well as a larger portion of the population being able to access private healthcare services. As of December 31, 2022, Private Health Insurance penetration in Brazil reached 24.7%, according to data from ANS. This is lower than countries such as Germany, Australia and the United States, which according to the OECD have 33.9%, 54.9% and 63.0% penetration, respectively. Even with the expected increase in medical graduation, the demand for healthcare services is expected to surpass the current supply of physicians by medical schools creating a continued demand for medical courses and graduate education.

According to Demografia Médica, Brazil had 2.6 doctors per 1,000 inhabitants in 2022, which is considerably below the international average and the average of developed countries, which have been through the demographic changes that are expected to happen in Brazil. For example, according to Demografia Médica, Italy had an average of 4.13 doctors per 1,000 inhabitants in 2022. Considering the projections of a total of 564,363 physicians in 2023 versus Brazil’s population growth over the same period, Brazil would still have approximately 2.6 doctors per 1,000 inhabitants, which is still below the OECD average.

Doctors per thousand inhabitants, according to selected OECD countries (2022).

Source: OECD.

Shortage and distribution of medical professionals in Brazil

Brazil’s low medical density and inequality in physician distribution is illustrated in the figure below. São Paulo and Rio de Janeiro have 3.6 and 4.2 doctors per 1,000 inhabitants, respectively, while the states of Pará and Acre have 1.3 and 1.7 doctors per inhabitant, respectively. The north and northeast regions are Brazil’s most underserved areas and have been the focus of governmental physician assignment programs.

With the new “Mais Médicos III” program and the increase of physicians in the upcoming years, it is expected that Brazil’s medical density will reach 3.3 doctors per 1,000 inhabitants, which would still be below the OECD average of 3.73 in 2022.

Distribution of doctors according to Brazilian states—2023

Source: Demografia Médica, 2023.

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

Supply and demand imbalance for medical education

The number of medical school applicants has declined consistently since 2014, with a CAGR of 10.8% for the years 2014 to 2022. This decline results primarily from a small decrease in the number of applicants per year, followed by an increase in the number of seats openings for medical schools in the same period. Although the number of medical schools applicants has declined, there remains a significant gap between the demand and supply of medical education, which is expected to drive continued competitiveness in medical entrance exams.

Applicants/openings for medical schools

Source: Demografia Médica, 2023.

Total openings for medical school (in thousands)

Source: Demografia Médica, 2023.

Since 2021, the number of applicants per openings for medical residency increased according to the National Residency Exam, ENARE.

Applicants/openings for medical residency

Source: ENARE.

Expansion in graduate programs and CME

The number of public and private medical graduate courses is not measured by any institution, as it is developing and growing as residency slots become increasingly restricted. Typically, educational institutions partner with hospitals to provide an adequate infrastructure for teaching students. Unlike residencies, students pay out-of-pocket monthly tuition of around R$4,000, according to a third-party consulting firm. These are usually one to two-year courses and there is currently no government student financing for this segment.

Market assessment and forecasts on medical education

Medical schools

As of 2022, there were 389 medical schools in Brazil, of which 69% are private and 31% are governmentally run, according to MEC. In terms of student seats, the relative distribution is comparable: 77% are private while 23% are governmentally run. The market is also highly fragmented. A student that begins a medical school program at the age of 18 would typically be expected to complete the program at 24 years old.

The medical schools segment shows that the current supply of students’ seats in medical courses has not been sufficient to service the growth in demand for medical education in Brazil. The total number of enrolled medical students in private schools reached 157,000 in 2022 and is expected to increase to approximately 173,000 in 2028, assuming there will not be new openings by the government in the next five years.

Total students enrolled in private universities (in thousands)

Source: INEP, third-party consulting firm analysis. 2022-2028 figures are projections made in 2019.

With the increasing demand creating a favorable scenario for medical school tuition, a rise in the average current tuition is expected to post a 5.1% CAGR in the next seven years and to reach R$154,000 in 2028, according to a third-party consulting firm. Both increases in the number of enrolled students and average tuition support a market 6.9% CAGR between 2022 and 2028, implying that the 2022 R$17.9 billion market would grow to become a R$26.7 billion market by 2028.

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

Openings for medical residency (in thousands)

Source: MEC.

According to Demografia Médica, in 2023, there were 789 hospitals that offered residency programs. The market is fragmented and the number of students’ seats varies depending on the specialty the physician is looking for. In 2023, five main areas of interest corresponded to the first choice of approximately 48% of recently graduated students applying to residency programs. A student that begins a medical residency program at the age of 24 would typically be expected to complete the program at 26 or 27 years old, depending on the student’s chosen specialty.

Assuming that 80% of the students enrolled in the fifth and sixth years of medical schools have an interest in taking the R1 test and that the R3 students will continue to grow at current rates, the preparatory courses segment is expected to grow from its projected market size in 2022 of R$2.2 billion to approximately R$3.4 billion by 2028, at a 7.2% CAGR.

Graduate programs

Similar dynamics affect the graduate segment, in which a student that begins a graduate program at the age of 24 would typically be expected to complete the program at 26 or 27 years old, depending on the chosen course. Graduate courses are expected to benefit from the increase in new physicians graduating over the coming years, and have an average duration of two to three years. The 2022 graduate market accounts for a total of R$6.1 billion and is expected to grow at a 13.3% CAGR until 2028. According to a third-party consulting firm, the implied applicant/opening ratio for medical residency programs was 7.1 in 2022.

This increase is primarily supported by the continuing need for specialization, which is expected to raise the 2 107,000 students in 2022 to approximately 179,000 students by end of 2028. A factor that supports the demand is the possibility of a student pursuing more than a single specialization along their career. In line with the increasing number of enrollments, the demand for specialization is expected to see price increases during the same period, implying a CAGR of 4.0%.

Specialization students (in thousands)

Source: MEC, third-party consulting firm analysis. 2022-2028 figures are projections.

CME

Doctors and other medical professionals are expected to continuously educate themselves on evolving developments within their practice throughout their careers. Consequently, the CME market in Brazil is expected to experience an increase in demand as the number of medical school graduates increases. The total number of physicians in Brazil is expected to increase from 535,869 in 2022 to approximately 752,832 in 2028.

Total physicians in Brazil (in millions)

Source: Scheffer M. et al., Third-party consulting firm analysis. 2023-2028 figures are projections.

With both expected growth in the number of physicians between 2018 and 2023 and a tuition adjustment over this period, the CME market is expected to reach a total value of R$4.4 billion by 2028, compared to R$2.3 billion in 2022, implying an 11.6% CAGR. The increase is also supported by the need for continued education on new technologies and procedures, two recurring topics in the medical education segment.

Another important element of the CME market is that it is currently not mandatory for doctors to regularly take CME courses. We expect this to change and become more in line with other countries, where physicians must show their respective medical associations that they are up to date.

Other health non-medical school programs

Other health-related undergraduate courses which include dentistry, pharmacy, nutrition, physiotherapy, psychology, nursing, and physical education, enrolled a total of 1.9 million students in 2022, representing a R$29.1 billion market. Although the impact of regulation and macroeconomic factors are comparable to those of medical school programs, fundamentals of other health non-medical school programs differ from those of medical schools because of consumer preferences, and the number of students is expected to remain flat. For health-related non-medical schools, average tuition growth rates are expected to be in line with consumer inflation. These other health-related courses are expected to grow at a 5.7% CAGR between 2022 and 2028, reaching a total addressable market of R$40.5 billion.

Non-medical health students enrolled (in millions)

Source: INEP, Third-party consulting firm analysis. 2022-2028 figures are projections made in 2019.

Total health education market potential

Considering all medical segments combined, there was an addressable market related to medical careers of approximately R$28.5 billion in 2022 and encompassing over 800,000 lifelong medical learners, composed of:

•	a R$17.9 billion addressable medical school market, calculated as (i) the number of medical student enrollments totaling 157,000, based on historical enrollment trends, and the addition of new medical schools seats (as published by the MEC), multiplied by (ii) the estimated R$114,000 average annual tuition per student, based on an average of the annual tuition fees charged by private medical schools in Brazil;
•	a R$2.2 billion addressable residency preparatory courses market, calculated as (i) the number of medical residency candidates totaling 121,700, based on historical medical school graduation records and the number of medical school residency candidates (as published by the MEC), multiplied by (ii) the estimated R$18,000 average annual course fees per candidate, based on an average of the annual course fees charged by the four largest residency preparatory course providers in Brazil;
•	a R$6.1 billion addressable medical specialization courses market, calculated as (i) the number of physicians seeking specialization courses totaling 107,000, based on historical medical school graduation and medical specialization course enrollment records (as published by the MEC), multiplied by (ii) the estimated R$57,000 average annual course fees per physician, based on an average of the annual course fees charged by the four largest medical specialization course providers in Brazil; and
•	a R$2.3 billion addressable continuing medical education, or CME, market, calculated as (i) the number of physicians seeking CME courses totaling 535,900, based on the number of active physicians in Brazil (as published by the Brazilian Medical Association (Associação Médica Brasileira)), multiplied by (ii) the estimated R$4,300 annual average amount spent per physician on CME courses, based on the findings of a primary survey conducted by a third-party consulting firm.

The total addressable market is expected to grow to R$47.3 billion and to over 1,200,000 lifelong medical learners by 2028. If the other health-related non-medical courses are added to this figure, the addressable market increases to R$57.6 billion in 2022 and a projected R$87.8 billion in 2028.

Market Opportunity

According to a third-party consulting firm, the total addressable market for the medical and healthcare career segment in Brazil was R$66.5 billion as of March 31, 2020, composed of (i) a R$14.0 billion medical school market, (ii) a R$1.5 billion residency preparatory courses market, (iii) a R$4.8 billion medical specialization courses market, (iv) a R$1.8 billion continuing medical education market, (v) a R$23.0 billion other health courses market and (vi) a R$21.4 billion medical digital services market. We estimate that we currently capture approximately 1.5% of the total addressable market based on our revenue for the last 12 months ended June 30, 2020. This market encompasses over 800,000 lifelong medical learners in Brazil, composed of 136,000 medical students, 91,000 students seeking residency preparatory courses, 90,000 specialization courses and 500,000 physicians seeking to enroll in specialization courses and CME, respectively, and 1,680,000 students in other health courses.

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

We compete directly or indirectly with other post-secondary institutions that offer medical courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently, there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of approved medical seats they had as of December 31, 2023:

Number of Approved Medical Seats
Company	As of December 31, 2023
Afya Brazil	3,163
Player 1	1,842
Player 2	1,586
Player 3	580
Player 4	521

The market for graduate medical courses is relatively new and a few small players operate in this segment.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Medical Schools

•	A fully integrated core curriculum is offered to our medical school students across all our campuses.
•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course, which we implemented for all incoming medical students of the fifth and sixth academic year.
•	As of December 31, 2023, this product had 21,446 enrolled students, and had total historical combined tuition fees of R$2,573.7 million for the year ended December 31, 2023, which represented 32.5% and 78.8% of our total number of undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2022, this product had 17,968 enrolled students, and had total historical combined tuition fees of R$2,032.9 million for the year ended December 31, 2022, which represented 30.9% and 77.1% of our total number of undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2021, this product had 16,017 enrolled students, and had total historical combined tuition fees of R$1,511.4 million for the year ended December 31, 2021, which represented 26.2% and 75.9% of our total number of our undergraduate enrolled students and our historical undergraduate programs combined tuition fees, respectively.

Medical Residency Preparatory Courses

•	Instructional content in digital format is offered to medical students and newly graduated physicians to prepare them for medical residency exams.
•	Supplementary instructional content in digital format is offered to third-party medical schools that adopt our services.
•	As of December 31, 2023, we had 7,563 enrolled students in our medical residency preparatory courses. As of December 31, 2022, we had 14,569 enrolled students in our medical residency preparatory courses. As of December 31, 2021, we had 21,631 enrolled students in our medical residency preparatory courses.

Graduate Courses

•	Graduate medical courses are offered to our medical school students across all our campuses. These students also have access to some of our supplemental instructional platforms.
•	Supplemental instructional content for different medical specializations is offered to individual lifelong medical learners in our graduate courses.
•	As of December 31, 2023, we had 4,976 enrolled students in our graduate courses. As of December 31, 2022, we had 4,280 enrolled students in our graduate courses. As of December 31, 2021, we had 3,189 enrolled students in our graduate courses.

Other Programs

•	Other national core curriculum is offered to all students across all of our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.
•	As of December 31, 2023, these programs had 44,588 enrolled students, and had total combined tuition fees of R$693.1 million for the year ended December 31, 2023, which represented 67.5% and 21.2% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2022, these programs had 40,232 enrolled students, and had total combined tuition fees of R$2,241.8 million for the year ended December 31, 2022, which represented 69% and 22.8% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively. As of December 31, 2021, these programs had 45,101 enrolled students, and had total combined tuition fees of R$478.7 million for the year ended December 31, 2021, which represented 73.8% and 24.1% of our total number of enrolled students and our historical undergraduate programs combined tuition fees, respectively.

Digital health services

•	Subscription-based mobile app and website portal focused on assisting health professionals and students with clinical decision-making for 30 medical specializations through tools such as medical calculators, charts and updated content, including prescriptions, clinical scores, medical procedures and laboratory exams, among others.
•	Free instructional content we offer to physicians, healthcare professionals and students.

•	As of December 31, 2023, we had approximately 260,710 monthly active users, consisting of approximately: 16,539 in Content and Technology for Medical Education, 221,762 in Clinical Decision Software, 20,936 in Clinical Management Tools and 1,473 in Physician-Patient Relationship.
•	Our acquisition of PEBMED marked our entry in the digital health services sector, which we believe adds value to our platform. In particular, our acquisition of PEBMED included the Whitebook product, which added approximately 125,300 active users to our platform and increase our penetration in the segments in which we already operate through digital health services.

The following chart sets forth our market share by career aging cohort as of December 31, 2023:

Our Lifelong Medical Learner Clients

As of December 31, 2023, we had a total of 84,222 students across all our segments, including 21,446 enrolled in our undergraduate medical programs. As of December 31, 2023, we had 7,563 enrolled students in our medical residency preparatory courses and 4,976 enrolled students in our medical specialization programs.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and post graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business—the number we offer has increased as a consequence of our strategic acquisitions in recent years of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 9.3%, 10.1% and 12.0% of total historical undergraduate programs combined tuition fees for all courses offered in 2023, 2022 and 2021.

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
Medical Student in Brazil

In addition, as of December 31, 2023, we had 17 contracts with other partner companies, which represents our B2B segment. These partnerships allow us to increase our distribution outreach to other institutions around the country and help us achieve our mission.

Student Financing and Incentive Programs

Student financing program—Fundo de Financiamento Estudantil (“FIES”)

FIES is a MEC program created by Law No. 10,260/2001 to provide financing to undergraduate students who are unable to finance their own education. After going through several reforms from 2015 onwards, as of the date of this annual report, the FIES program is provided in the following categories:

•	Public FIES (2018)—Extended to persons with a per capita income of up to three minimum wages, with zero interest rate, with the credit risk being divided between the government and the private Higher Education Institutions, or HEIs;
•	Private FIES (2018)—Extended to persons with a per capital income of up to five minimum wages, with low interest rates. Regional funds and private financial institutions, provide the financing; and
•	Social FIES (2024)—Reserves at least 50% of FIES vacancies in each selection process for students with a per capita family income of up to half a minimum wage, with zero interest rate.

In the Public FIES and the Social FIES, the financing is provided by federal government funds and contributions from HEIs through the FG-FIES fund. With respect to this fund, on November 1, 2023, Law No. 14,719 was enacted and set a maximum contribution limit to the FG-FIES at 27.5%. This limit applies to contributions made by maintaining entities voluntarily joining the program after the fifth year of their participation. In addition, as part of the conditions and rules of the FIES program, private higher education institutions that apply for the program can immediately increase up to 10% of their authorized vacancies annually.

For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business” for further information.

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

In addition, as part of the conditions and rules of the PROUNI program, private higher education institutions that apply for the program can immediately increase up to 10% of their authorized vacancies annually, except for law and medicine courses, which are subject to annual approvals by MEC.

As of December 31, 2023, our exposure to PROUNI was 9.3% of our student base. Although we fulfilled all required scholarships to receive 100% of tax exemption, PROUNI does not cover our operation outside of our undergraduate programs.

Other private financing program

Afya offers private financing program through external partners (Banco Santander, Bradesco, Sicoob, CashMe and Alume) for undergraduate students. The credit risk is taken 100% by the partner.

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

Tutoring/mentoring platform: An online monitoring and support platform for both undergraduate and graduate medical students. The platform allows tutors to interact with students through emails, video calls, voice calls and push notifications, and keeps records of such interactions. It also allows students to ask the tutors questions and schedule appointments. The platform also tracks individual student performance and progress; and

Digital health services platform: A combination of mobile and web applications focused on helping physicians, nurses, healthcare professionals and medical students in their clinical decision-making and providing medical references and updates for the medical community.

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

Medical specializations centers: Our campuses offer simulation centers and clinics where students can practice primary and secondary care, leveraging the learning process and providing medical assistance to the local population; and

Practical learning network: Throughout the internship cycle, our students can access over 649 partner teaching hospitals and clinics, the largest network of any education group in Brazil.

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

Digital Services is comprised mainly of Pebmed, Medcel, and iClinic revenues. While Pebmed and iClinic generally do not experience significant fluctuations resulting from seasonality, Medcel’s revenue is concentrated in the first and last quarter of the fiscal year due to the period of enrollments of Medcel’s clients. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the fiscal year than in the second and third quarters of the fiscal year.

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

As our business model is end-to-end and physician-centric, we aim to accompany our lifelong learners at each stage of their careers. Therefore, our sales funnels are calibrated according to the segment’s supply-demand curve (graduation, preparatory, etc.), level of competition and other strategic variables.

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

Our marketing and sales efforts are supported by Insider, Braze and Active Campaign, as well as other online analytical tools such as Hubspot and Salesforce products (Sales Cloud, Marketing Cloud and Einstein).

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

Integrated Systems

We have adopted third-party systems to handle our internal systems in a fully integrated manner:

•	Enterprise Resource Planning, or ERP: TOTVS ERP RM is the leading solution in the Education Industry in Brazil and delivers a flexible systemic solution that fits our companies’ processes to improve management and organization. At the same time, it allows high governance of the processes, with complete control of all back-office activities, preventing operational errors and allowing efficient tax-related calculations and control of government obligations. Salesforce optimizes our sales and customer relationship management processes, facilitating streamlined lead management, sales forecasting, and customer engagement. Its robust analytics capabilities offer valuable insights into sales performance and customer behavior, enabling data-driven decision-making and strategic planning. Additionally, ServiceNow enhances internal workflows and IT service management, empowering teams to efficiently handle incidents, changes, and service requests. Its intuitive interface and automation bolster productivity and customer satisfaction. Moreover, ServiceNow’s robust reporting and analytics offer valuable insights, facilitating data-driven decision-making and continuous improvement.

•	Academic System: TOTVS RM Educacional is a mature platform that allows the configuration of the student payment plan attached to the disciplines enrolled and processes preventing manual financial transactions and making the process more flexible and efficient. This system includes both Student and Faculty Portals, with features that allow mobile frequency monitoring and provide payment solutions to students and also manages the faculties’ timesheet and payroll.
•	Learning Management System, or LMS: Canvas LMS is a cloud-native, highly scalable system that connects all digital learning tools and evaluation resources accessed nationally by our faculties and students.

As of the date of this annual report, iClinic, Medical Harbour, Cliquefarma, Shosp, RX Pro, Além da Medicina, CardioPapers and Glic independently operate their own ERP systems. We are working to migrate the systems from the companies described above in order to fully incorporate them into our integrated systems.

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

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2023, we owned 375 trademark registrations in Brazil, and we have also sought to register trademarks abroad, in the United States, in the European Union, Portugal, Mexico and Colombia. As of the date of this annual report, we have 169 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 344 registered domain names in Brazil and 21 registered international domain names, and have registered two software in Brazil.

Insurance

We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from indemnities that we may have to pay to third parties as a result of our operations. The policies for our operating units have an aggregate coverage limit of up to approximately R$345.8 million. The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

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

The transfer of programs or courses between HEIs is strictly prohibited and may subject the involved entities to penalties such as: (i) suspension of new students’ admission; (ii) suspension of the offering of undergraduate or postgraduate lato sensu courses; (iii) suspension of the institution’s autonomy to, among others, create new post-secondary courses and establish course curricula, if applicable; (iv) suspension of the license to establish new distance-learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit the filing of any new regulatory requests; (vi) suspension of the participation in the FIES; (vii) suspension of the participation in PROUNI; and (viii) suspension or restriction to participate in other federal educational programs.

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

On March 1, 2024, MEC issued Ordinance No. 167/2024, establishing the Social FIES program. This program reserves at least 50% of FIES vacancies in each selection process for students with a per capita family income of up to half a minimum wage, registered in the Central Registry of Social Programs of the Federal Government (CadÚnico). These eligible students can receive 100% financing for tuition fees at universities, subject to the availability of the FIES budget.

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

The lato sensu postgraduate courses are aimed at students who hold a diploma in an undergraduate course and satisfy the criteria of the institution that is offering the postgraduate course. The postgraduate courses must meet the following requirements: (i) curriculum with a minimum study load of 360 hours; and (ii) a teaching staff composed of at least 50% masters- or doctorate-level graduates of stricto sensu postgraduate courses.

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

The “Mais Médicos” program

The “Mais Médicos” Law established the “Mais Médicos” program, an initiative designed to address medical professional shortages in certain municipalities and underserved regions of Brazil and improve healthcare infrastructure and services, implementing short- and long-term measures to improve the Brazilian medical training system in both quantitative and qualitative ways. This law establishes specific regulations for medical courses, including criteria for approving the creation of new courses in Brazil involving the definition of its location, the mandatory contribution to the public health infrastructure according to the specific categories established by Ordinance No. 16/2014 issued by MEC (i.e., training of health professionals, building or reforming of health service structure, purchasing of medical equipment and supplies and study grant to the medical residency program) and also the conditions for public-private partnerships to implement the course.

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

From its creation in 2013 until the date of this annual report, MEC, through SERES, announced three public calls for the selection of proposals for the authorization of medical courses on a national scale, the “Mais Médicos I” program in 2013, the “Mais Médicos II” program in 2018, and the “Mais Médicos III” program in 2023.

“Mais Médicos I” and “Mais Médicos II” jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be increased by up to 100 seats, each in accordance with the “Mais Médicos” regulation. With the increase in annual offerings through “Mais Médicos,” on April 5, 2018 MEC announced that the government had decided to freeze the new offering of medical seats for a period of five years, pursuant to Ordinance No. 328/2018. The decision was based on a need to evaluate the impact of opening new medicine courses in Brazil. However, on April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/2018 and set new rules for the opening of new medicine courses.

Following the issuance of the Ordinance No. 650/23, on October 4, 2023, MEC, through SERES, exercising its legal powers and based on Article 3 of the “Mais Médicos” Law announced the public call for the selection of proposals for the authorization of medical courses on a national scale. The rules for the new “Mais Médicos III” program set forth the criteria for new undergraduate medical school seats. This new program will authorize the opening of up to 5,700 new undergraduate seats, to be distributed across 95 cities with a limit of 60 seats per institution.

C.       Organizational Structure

All of our subsidiaries are incorporated in Brazil. The following is a chart of our current corporate structure as of the date of this annual report:

(1)	Except for UEPC, all subsidiaries are controlled and/or wholly-owned by Afya Brazil.
(2)	UNINOVAFAPI refers to IESP.
(3)	ADMED refers to Além da Medicina.

D.       Property, Plant and Equipment

Our corporate headquarters are located in Nova Lima, State of Minas Gerais. It consists of 1,425 square meters of space under two leases, one expiring in June 2024, and the other expiring in January 2025.

In addition to our corporate headquarters and as of December 31, 2023, we leased almost all of our operational, sales, and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Overview

We are the leading medical education group in Brazil based on the number of medical school seats, as published by MEC as of December 31, 2023, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

As of December 31, 2023, we had 66,034 enrolled students, compared to 58,200 enrolled students as of December 31, 2022, representing an increase of 13.5% for the period, and compared to 61,118 enrolled students as of December 31, 2021, representing a decrease of 4.8% for the period.

Our ability to execute our business model and strategy, primarily through our (i) acquisitions (which represented approximately 45.2% of our total growth in terms of revenue in 2023, 48% of our total growth in terms of revenue in 2022 and 80.5% of our total growth in terms of revenue in 2021) and (ii) organic growth (which represented approximately 54.8% of our total growth in terms of revenue in 2023, 52% of our total growth in terms of revenue in 2022, and 19.5% of our total growth in terms of revenue in 2021), has led to growth, profitability and cash generation.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of the date of this annual report, MEC already inspected six of these campuses and already issued the authorization to operate. Accordingly, we plan to expand our network, and expect to open an additional campus starting in 2023, taking our total to 32 campuses in 19 Brazilian states and approximately 3,203 available medical school seats per year.

Our Growth

Our revenue growth and increased profitability have been driven by:

•	Maturation of current number of authorized medical school seats – Anticipated and contracted growth visibility until 2030 from new medical seats awarded to our schools, that are in the process of maturing, and new seats from our awarded campuses in connection with the “Mais Médicos” program and which became operational in 2022;
•	Ability to set price – readjustment of tuition fees paid by students enrolled in our medical schools above published inflation indexes. In 2023, we increased our net average ticket by 8.2% compared to 2022 for all medical courses, excluding courses at the UNIMA and FCM Jaboatão campuses. This increase significantly surpassed the 4.6% IPCA inflation rate for the same period, which we believe shows the robustness of our business and our ability to adjust prices for students;
•	Expansion of medical residency preparation and graduate programs enrollments – Increase in number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;
•	Deepening of relationships across lifelong medical learners base – Cross-selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency prep solutions and the number of former undergraduate and/or medical residency prep students applying to our graduate and CME courses;

•	M&A – Acquisition or investment in businesses that complement our medical education services offering. In 2023, we acquired DelRey and an additional 15% of CCSI, consolidating our ownership of 75% of its total share capital. In 2022, we acquired or invested in three companies, Além da Medicina, CardioPapers, and Glic, which increased our Digital Services segment by 25.0% when compared to December 31, 2021. In 2021, we acquired or invested in nine companies, UnifipMoc, Unigranrio and Garanhuns, medical schools which increased our medical school seats by more than 37% when compared to December 31, 2020, and iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX PRO, digital health services companies that strengthened our digital business strategy. In 2020, we acquired or invested in six companies, UniRedentor, UniSL, FESAR and FCMPB, medical schools which increased our medical school seats by more than 36% when compared to December 31, 2019, and PEBMED and MedPhone, digital health services companies that strengthened our digital business strategy; and
•	Synergies extraction – Successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

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

For the years ended December 31, 2023, 2022 and 2021, historical undergraduate programs combined tuition fees from medicine were 78.8%, 77.1% and 75.9%, respectively, of total undergraduate programs combined tuition fees.

Historical undergraduate programs combined tuition fees*

The following table sets forth information that was derived from the historical operating information of Afya Brazil and each of the Acquired Companies since the date of acquisition. It does not represent revenue as disclosed in our financial statements included elsewhere in this annual report, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships.

	For the Year Ended December 31,
	2023	2023	2022	2021
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Medical school programs	531.6	2,573.7	2,032.9	1,511.4
Other undergraduate health sciences programs	80.3	388.8	336.2	239.5
Other undergraduate programs(2)	62.9	304.3	266.3	239.2
Undergraduate programs combined tuition fees	674.8	3,266.8	2,635.4	1,990.1
% Medicine(3)	78.8%	78.8%	77.1%	75.9%
% Health sciences programs(4)	11.9%	11.9%	12.7%	88.0%

*	Historical undergraduate programs combined tuition fees is the sum equal to the total tuition fees charged to undergraduate students, as derived from historical operating information of Afya Brazil and the Acquired Companies for the years ended December 31, 2023, 2022 and 2021. For the years ended December 31, 2023, 2022 and 2021, historical undergraduate programs combined tuition fees charged to undergraduate students by us were R$3,266.8 million, R$2,635.4 million and R$1,990.1 million, respectively. Historical undergraduate programs combined tuition fees does not include tuition fees we charge graduate students. We present historical undergraduate programs combined tuition fees because, given our limited operating history and that our historical financial information and operational information included elsewhere in this annual report may not be representative of our results and operations as a consolidated company, we believe that it may help investors assess the past operating results of the Acquired Companies as combined with Afya Brazil. This metric also shows the percentage of revenues we derive from our medicine and health sciences programs, which are our core business. We present historical undergraduate programs combined tuition fees as the sum of gross tuition fees charged to undergraduate students, which differs from the tuition fees set forth in our financial statements, which are presented as the sum of (a) gross tuition fees charged to undergraduate students, (b) gross tuition fees charged to graduate students and (c) scholarships which are presented as the sum of gross tuition fees charged to students net of cancellations, discounts and taxes, and which also include revenue from admission fees and income from leases, among others. The past performance of Afya Brazil and the Acquired Companies, as reflected in the historical undergraduate programs combined tuition fees information, may not be indicative of our future performance or any future anticipated synergies, future operating efficiencies or cost savings that may result from these acquisitions. For further information, see “Part I—Introduction—Financial Information—Historical Undergraduate Programs Combined Tuition Fees.”
(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	Represents all non-health sciences undergraduate programs.
(3)	Calculated as medical school programs divided by the historical undergraduate programs combined tuition fees.
(4)	Calculated as the sum of medical school programs and other undergraduate health sciences programs, divided by the historical undergraduate programs combined tuition fees.

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

Medical school regulatory capacity is defined by the number of medical school seats available per year awarded by the MEC plus the additional seats associated with PROUNI and FIES, multiplied by the number of years of operations since the seats were awarded, up to the sixth year of operations (maturation). Capacity at maturation represents the maximum number of approved seats at a medical school six years after becoming operational. Our medical schools have a six-year maturation cycle because medical school programs in Brazil are for a duration of six years. A maturation cycle represents the period starting when a medical school commences its operations with a first year medical school class of students which progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats).

For illustration, a medical school that is awarded 100 seats from the MEC has the opportunity to add up to 20 additional seats:

•	10 more seats by adhering to PROUNI (one seat for every 10.7 seats awarded by MEC); and
•	10 more seats by adhering to FIES (10% of the seats awarded by MEC).

Illustrative evolution of regulatory capacity per medical school

Our medical school regulatory capacity by seats was 3,163, 2,823 and 2,731 seats and our capacity at maturation was 22,774, 20,325 and 19,663, as of December 31, 2023, 2022 and 2021, respectively. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 23,062 students by 2030.

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

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of December 31,
	2023	2022	2021
Occupancy rate	~100.0%	~100.0%	~100.0%

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

The following tables set forth the Adjusted EBITDA reconciliation to our net income and the Operating Cash Conversion Ratio reconciliation to our cash flow from operations for the years ended December 31, 2023, 2022 and 2021, in each case, our most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Reconciliation between Net Income and Adjusted EBITDA

	For the Year Ended December 31,
	2023	2023	2022	2021
	(in US$ millions(1))	(in R$ millions)
Net income	83.7	405.4	392.8	242.3
Finance result	71.7	347.0	247.9	179.2
Income taxes expense	5.0	24.2	35.7	31.2
Depreciation and amortization	59.8	289.5	206.2	154.2
Interest received(2)	6.9	33.5	27.2	23.0
Share of income of associate	(2.0)	(9.5)	(12.2)	(11.8)
Share-based compensation expense	6.5	31.5	31.3	43.4
Non-recurring expenses(3):	9.1	44.1	33.1	93.3
Integration of new companies(4)	5.8	28.1	24.8	18.9
M&A advisory and due diligence(5)	2.6	12.6	2.5	13.5
Gain on tax amnesty(6)	(3.5)	(16.8)	—	—
Expansion projects(7)	0.9	4.4	3.4	10.2
Restructuring expenses(8)	2.5	12.0	12.4	17.4
Mandatory discounts in tuition fees(9)	0.8	3.8	(9.9)	33.4
Adjusted EBITDA	240.8	1,165.7	961.9	754.8

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of interest received on late payments of monthly tuition fees.
(3)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash or non-recurring items that we do not expect to continue at the same level in the future.
(4)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third-party consulting firms.
(5)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(6)	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which resulted in a payment of R$14.9 million to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5.4 million regarding this matter. We had a provision of R$53.3 million and an indemnification asset from the selling shareholders of R$20.0 million (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded in Other income (expenses), net on the consolidated statement of income and comprehensive income.
(7)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(8)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(9)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID-19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on a decision by the Brazilian Supreme Court with respect to this matter that deemed such discounts to be unconstitutional.

Reconciliation between Cash Flow from Operations and Operating Cash Conversion Ratio

	For the Year Ended December 31,
	2023	2023	2022	2021
	(in US$ millions(1))	(in R$ millions)
	(except percentages)
Net cash flows from operating activities	215.6	1,043.6	843.9	630.8
Income taxes paid	9.3	45.1	33.1	35.7
Net cash flows from operating activities, before income taxes paid	224.9	1,088.8	877.0	666.5
Adjusted EBITDA	240.8	1,165.7	961.9	754.8
Integration of new companies(2)	9.1	28.1	24.8	18.9
M&A advisory and due diligence(3)	2.6	12.6	2.5	13.5
Gain on tax amnesty(4)	(3.5)	(16.8)	—	—
Expansion projects(5)	0.9	4.4	3.4	10.2
Restructuring expenses(6)	2.5	12.0	12.4	17.4
Mandatory discounts in tuition fees(7)	0.8	3.8	(9.9)	33.4
Adjusted EBITDA ex. non-recurring expenses	231.7	1,121.6	928.8	661.4
Operating Cash Conversion Ratio(8)	97.1%	97.1%	94.4%	100.8%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2023 have been translated to U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third-party consulting firms.
(3)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4)	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro, which resulted in a payment of R$14.9 million to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5.4 million regarding this matter. We had a provision of R$53.3 million and an indemnification asset from the selling shareholders of R$20.0 million (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded in Other income (expenses), net on the consolidated statement of income and comprehensive income.
(5)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6)	Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(7)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID-19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on a decision by the Brazilian Supreme Court with respect to this matter that deemed such discounts to be unconstitutional.
(8)	We calculate Operating Cash Conversion Ratio as the cash flows from operations plus/minus income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Operating Data (Historical)

Key Revenue Drivers – Undergrad Segment

	As of and For the Year Ended December 31,
	2023	2022	2021
UNDERGRAD SEGMENT
Medical School
Approved Seats	3,163	2,823	2,731
Operating Seats	3,113	2,773	2,481
Total Students (end of period)	21,446	17,968	16,017
Average Total Students	21,154	17,761	14,492
Average Total Students (ex-Acquisitions)(1)	19,040	15,883	10,872
Tuition Fees (Total) (in R$ thousands)	2,573,704	2,032,888	1,511,442
Tuition Fees (ex-Acquisitions) (in R$ thousands)(1)	2,332,745	1,791,590	1,123,944
Medical School Gross Avg. Ticket (ex-Acquisitions)(R$/month)(1)(2)	10,210	9,400	8,615
Medical School Net Avg. Ticket (ex-Acquisitions)(R$/month)(1)(3)	8,548	7,896	6,433

Undergraduate Health Science
Total Students (end of period)	21,117	17,967	19,882
Average Total Students	21,365	19,441	15,918
Average Total Students (ex-Acquisitions)(1)	19,690	15,293	11,173
Tuition Fees (Total) (in R$ thousands)	388,799	336,238	239,512
Tuition Fees (ex-Acquisitions) (in R$ thousands)(1)	359,647	249,550	148,381

Other Undergraduate
Total Students (end of period)	23,471	22,265	25,219
Average Total Students	24,336	23,376	20,198
Average Total Students (ex-Acquisitions)(1)	21,170	16,209	10,734
Tuition Fees (Total)(in R$ thousands)	304,276	266,306	239,235
Tuition Fees (ex-Acquisitions)(in R$ thousands)(1)	263,275	200,690	147,239

Total Tuition Fees
Tuition Fees (Total)(in R$ thousands)	3,266,778	2,635,432	1,990,189
Tuition Fees (ex-Acquisitions)(in R$ thousands)(1)	2,955,667	2,241,830	1,419,574

Revenue
Revenue (Total)(in R$ thousands)	2,511,018	2,037,889	1,498,408
Revenue (ex-Acquisitions)(in R$ thousands)(1)	2,270,917	1,777,484	1,136,404

(1)	Ex-Acquisitions” figures accounts for revenue received by our acquired companies in a given period only after the date of their acquisition, i.e. for a period of less than 12 months, and excludes any revenue prior to such date. For the year ended December 31, 2023, “ex-Acquisitions” excludes: the acquisition of DelRey, which closed on January 2, 2023. For the year ended December 31, 2022, “ex-Acquisitions” excludes: UnifipMoc and FIP Guanambi (from January to May 2022; closing of the UnifipMoc and FIP Guanambi acquisitions was in June 2021); Unigranrio (from January to July 2022; closing of the Unigranrio acquisition was in August 2021); and Garanhuns (from January to October 2022; closing of the Garanhuns acquisition was in November 2021). For the year ended December 31, 2021, “ex-Acquisitions” excludes: UniRedentor (for January 2021; closing of the UniRedentor acquisition was on January 31, 2020); UniSL (from January to April 2021; closing of the UniSL acquisition was in May 2020); FCMPB (from January to October 2021; closing of the FCMPB acquisition was in November 2020); FESAR (from January to October 2021; closing of the FESAR acquisition was in November 2020); UnifipMoc and FIP Guanambi (from June to December 2021; closing of the UnifipMoc and FIP Guanambi acquisitions was in June 2021); Unigranrio (from August to December 2021; closing of the Unigranrio acquisition was in August 2021); and Garanhuns (from November to December 2021; closing of the Garanhuns acquisition was in November 2021).
(2)	Medical School Gross Avg. Ticket (ex-Acquisitions) is calculated as Tuition Fees (ex-Acquisitions) divided by the Average Total Students (ex-Acquisitions), divided by the number of months in the period.
(3)	Medical School Net Average Ticket (ex-Acquisitions) disclosure is presented beginning with the year ended December 31, 2021 (and future periods), as information for calculation of this metric is not available for prior periods.

Key Revenue Drivers – Continuing Education Segment

	As of and For the Year Ended December 31,
	2023	2022	2021
CONTINUING EDUCATION SEGMENT
Medical Specialization & Others
Total Students (end of period)	4,976	4,280	3,189
Average Total Students	4,838	3,835	3,252
Average Total Students (ex-Acquisitions)	4,838	3,835	3,064
Revenue (Total)(in R$ thousands)	146,827	108,806	72,983
Revenue (ex-Acquisitions)(in R$ thousands)	146,827	108,806	70,822

Key Revenue Drivers – Digital Services Segment

	As of and For the Year Ended December 31,
	2023	2022	2021
DIGITAL SERVICES SEGMENT
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	7,563	14,569	17,171
Prep Courses & CME - B2B	5,649	5,887	4,460
Além da Medicina Active Payers	7,557	6,081	—
Cardio Papers Active Payers	9,202	5,034	—
Medical Harbour Active Payers	12,133	7,668	—

Clinical Decision Software
Whitebook Active Payers	153,541	137,767	125,372

Clinical Management Tools(2)
iClinic Active Payers	26,293	22,764	17,978
Shosp Active Payers	3,768	2,915	2,305
Digital Services Total Active Payers (end of period)	225,706	202,685	167,286
Revenue (Total)(in R$ thousands)	229,286	189,984	151,958
Revenue - B2P (in R$ thousands)	190,838	166,515	142,716
Revenue - B2B (in R$ thousands)	38,448	23,469	9,242
Revenue (ex-Acquisitions)(in R$ thousands)(1)	222,196	157,943	99,003

(1)	“Ex-Acquisitions” figures accounts for revenue received by our acquired companies in a given period only after the date of their acquisition, i.e. for a period of less than 12 months, and excludes any revenue prior to such date. For the year ended December 31, 2023, “ex-Acquisitions” excludes: the acquisition of DelRey, which closed on January 2, 2023. For the year ended December 31, 2022, “ex-Acquisitions” excludes: iClinic (for January 2022; closing of the iClinic acquisition was in January 2021); Medicinae (from January to March 2022; closing of the Medicinae acquisition was in March 2021); Medical Harbour (from January to April 2022; closing of the Medical Harbour acquisition was in April 2021); Cliquefarma (from January to April 2022; closing of the Cliquefarma acquisition was in April 2021); Shosp (from January to May 2022; closing of the Shosp acquisition was in May 2021); RX PRO (from January to September, 2022; closing of the RX PRO acquisition was in October 2021); and Além da Medicina, CardioPapers and Glic (all from January to December, 2022; closing of the Além da Medicina, CardioPapers and Glic acquisitions only occurred in 2022). For the year ended December 31, 2021, “ex-Acquisitions” excludes: PEBMED (from January to July 2021; closing of the PEBMED acquisition was in July 2020); MedPhone (from January to October 2021; closing of the MedPhone acquisition was in November 2020); iClinic (from January to December 2021; closing of the iClinic acquisition was in January 2021); Medicinae (from March to December 2021; closing of the Medicinae acquisition was in March 2021); Medical Harbour (from April to December 2021; closing of the Medical Harbour acquisition was in April 2021); Cliquefarma (from April to December 2021; closing of the Cliquefarma acquisition was in April 2021); Shosp (from May to December 2021; closing of the Shosp acquisition was in May 2021); and RX PRO (from October to December 2021; closing of the RX PRO acquisition was in October 2021).
(2)	Clinical management tools include our telemedicine and digital prescription features.

Key Operational Drivers – Digital Services Segment – Monthly Active Users (MaU)

	As of and For the Year Ended December 31,
	2023	2022	2021
DIGITAL SERVICES SEGMENT
Content & Technology for Medical Education	20,215	16,539	16,205
Clinical Decision Software	219,420	221,762	194,308
Clinical Management Tools(1)	26,703	20,936	37,030
Physician-Patient Relationship	1,579	1,473	—
Total Monthly Active Users (MaU) - Digital Services(2)	267,917	260,710	247,543

(1)	Clinical management tools include our telemedicine and digital prescription features and, beginning in the year ended December 31, 2022, excludes users other than payors.
(2)	Monthly Active Users (MaU) represents the number of unique individuals that consumed digital services content in each one of our products in the last 30 days of a specific period, and includes MaU from Shosp, Medicinae, Além da Medicina, CardioPapers and Glic beginning in the year ended December 31, 2022.

Revenue and Revenue Mix

	For the Year Ended December 31,
	2023	2023 Ex Acquisitions(1)	2022	% Change	% Change Ex Acquisitions(1)
	(in R$ millions)
Revenue Mix
Undergrad	2,511.1	2,271.0	2,037.9	23.2%	11.4%
Adjusted Undergrad(2)	2,509.2	2,269.1	2,028.0	23.7%	11.9%
Continuing Education	146.8	146.8	108.8	34.9%	34.9%
Digital Services	229.3	222.2	190.0	20.7%	17.0%
Inter-segment transactions	(11.2)	(11.2)	(7.6)	47.2%	47.2%
Total Reported Revenue	2,875.9	2,628.7	2,329.1	23.5%	12.9%

(1)	For the year ended December 31, 2023, “ex-Acquisitions” excludes: the acquisition of DelRey, which closed on January 2, 2023.
(2)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID-19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on a decision by the Brazilian Supreme Court with respect to this matter that deemed such discounts to be unconstitutional.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real/U.S. dollar exchange rate reported by the Central Bank was R$5.196 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. As of December 31, 2021, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.580 per US$1.00, which reflected a 7.3% depreciation in the real against the U.S. during 2021. On December 31, 2022, the exchange rate of U.S. dollar as reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. As of April 26, 2023, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.059 per US$1.00, which reflected an appreciation of 3.1% in the real against the U.S. dollar since December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Year	Period-end	Average(1)	Low(2)	High(3)
2019	4.031	3.946	3.652	4.260
2020	5.196	5.158	4.021	5.937
2021	5.580	5.395	4.920	5.839
2022	5.218	5.165	4.618	5.704
2023	4.8413	4.9953	5.4459	4.7202

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.
Month	Period-end	Average(1)	Low(2)	High(3)
October 2023	5.0575	5.0648	5.1918	4.948
November 2023	4.9355	4.8983	5.0194	4.8575
December 2023	4.8413	4.8972	4.9580	4.8306
January 2024	4.9535	4.9144	4.8543	4.9715
February 2024	4.9833	4.9644	4.9303	5.0053
March 2024	4.9962	4.9801	4.9364	5.0352
April 2024 (through April 24, 2024)	5.1592	5.1259	5.0080	5.2635

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance will be driven by the following trends and factors:

Regulatory Environment and “Mais Médicos” Program

Our business is significantly influenced by the regulatory environment of the educational industry in Brazil. We are subject to various federal laws and extensive government regulations by MEC, CNE, INEP, FIES and CONAES, among others. In particular, medical education in Brazil is subject to regulations that aim to control the supply of medical seats across Brazil and their geographic allocation including, but not limited to the “Mais Médicos” Law, which created the “Mais Médicos” program, whose main objectives include addressing the provision of doctors for primary care in municipalities, strengthen health care infrastructure and allocate medical workforce to vulnerable areas.

With the increase in annual offerings through “Mais Médicos,” on April 5, 2018, MEC issued Ordinance No. 328/2018, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. However, on April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/18 and set new rules for the opening of new medicine courses. In particular, MEC will be required to conduct a public call for new courses, i.e., through the Mais Médicos program pursuant to the “Mais Médicos” Law, and subject any such courses to the prior review by the Interministerial Commission for Health Education Management (Comissão Interministerial de Gestão da Educação na Saúde).

On October 4, 2023, Ministry of Education, through SERES, exercising its legal powers and based on Article 3 of the “Mais Médicos” Law, announced the public call and set the rules, procedures, decision-making standards and the calendar in connection with the fulfillment of medicine course vacancies, this will result in the creation of new medical education courses or medicine course vacancies, which will in turn increase competition. As a result, we may be required to reduce our tuition fees or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities and reduce our ability to fill all our medical seats capacity.

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

Scholarships, Student Financing and Tax Benefits

A large number of our students fund their tuition fees through financing from FIES. In addition, we participate in the PROUNI scholarship program, and we benefit from tax benefits in return. For more information on our students enrolled in these programs, see “Item 4. Information on the Company—Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program” “Regulatory Overview—Financing Alternatives for Students: Incentive Programs—Student Financing Program (FIES),” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business,” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.” In addition to PROUNI and FIES, Afya participates in private financing programs through external partners (Santander, Bradesco, Sicoob, CashMe and Alume) for undergraduate students.

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

	For the Year Ended December 31,
	2023	2022	2021
Real growth (contraction) in gross domestic product	2.9%	2.9%	4.6%
Inflation (IGP-M)(1)	(3.2)%	5.5%	17.8%
Inflation (IPCA)(2)	4.6%	5.8%	10.1%
Long-term interest rates—TJLP (average)(3)	5.7%	7.2%	4.8%
CDI interest rate(4)	13.2%	13.7%	9.1%
Period-end exchange rate—reais per US$1.00	4.841	5.218	5.581
Average exchange rate—reais per US$1.00(5)	4.995	5.165	5.412
Appreciation (depreciation) of the real vs. US$ in the period(6)	7.2%	6.5%	(7.3)%
Unemployment rate(7)	7.4%	7.9%	11.1%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for the year as measured by the IBGE.

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

We have three operating segments, as follows:

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

Segment information is presented consistently with the internal reports provided to our chief executive officer, who is our chief operating decision maker (CODM) and is responsible for allocating resources, assessing the performance of our operating segments, and making our strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

Description of Principal Line Items

Revenue

Our revenue consists primarily of tuition fees charged for medical courses. We also generate revenue from tuition fees for other undergraduate courses, student fees, certain education-related activities, digital education content and subscription of digital services.

Cost of services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Cost of services amounted to 38.6%, 36.9% and 37.9% of our revenue in the years ended December 31, 2023, 2022 and 2021, respectively.

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

Selling, general and administrative. Selling, general and administrative expenses mainly consist of: (i) building infrastructure expenses, such as leases and property maintenance; (ii) utilities expenses; (iii) expenses for computer system maintenance and office automation, such as software licenses, as well as for integrated accounting, treasury, financial planning and cost management systems; (iv) sales and marketing expenses; (v) allowance for expected credit losses; and (vi) amounts paid for professional services, such as consultants, auditors and outside counsel.

Other income (expenses), net. Other income (expenses), net, consists mainly of miscellaneous income and/or expense items.

Finance result

Our finance result includes finance income and finance expenses.

Our finance income consists mainly of income from interest earned on financial investments and interest received on late payments from students. Our finance expenses consist mainly of interest expenses from accounts payable to selling shareholders, loans and financing, lease liabilities, notes payable and banking fees.

We also have cash and cash equivalents denominated in U.S. dollars, and accordingly, we have foreign exchange gain or losses from the changes in U.S. dollars against the Brazilian real.

Income taxes expenses

Income taxes expenses includes current income taxes and social contribution.

Historical Consolidated Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022	Change (%)
	(in R$ millions, except for percentages)
Revenue	2,875.9	2,329.1	23.5%
Cost of services	(1,109.8)	(859.6)	29.1%
Gross profit	1,766.1	1,469.5	20.2%
Selling, general and administrative expenses	(1,014.7)	(798.2)	27.1%
Other income (expenses), net	15.6	(7.3)	n.m.
Operating income	767.1	664.1	15.5%
Finance income	110.6	102.0	8.4%
Finance expenses	(457.6)	(349.9)	30.8%
Finance result	(347.0)	(247.9)	40.0%
Share of income of associate	9.5	12.2	(22.1)%
Income before income taxes	429.6	428.4	0.3%
Income taxes expenses	(24.2)	(35.7)	(32.2)%
Net income	405.4	392.8	3.3%

n.m. = not meaningful

Revenue

Revenue for the year ended December 31, 2023 was R$2,875.9 million, an increase of R$546.8 million, or 23.5%, from R$2,329.1 million for the year ended December 31, 2022. On a per segment basis, our revenue was primarily affected by the following:

•	In our Undergrad segment, revenue for the year ended December 31, 2023 was R$2,511.0 million, an increase of 23.2%, or R$473.1 million, from R$2,037.9 million for the year ended December 31, 2022. This increase was primarily attributable to: (i) an increase of 12.3% in our total number of operating seats, from 2,773 seats in 2022 to 3,113 seats in 2023, as a result of the DelRey acquisition; and (ii) increase of 8.2% in the net average ticket of Medical programs, from an average ticket of R$7,898 in 2022 compared to R$8,548 in 2023;
•	In our Continuing Education segment, revenue for the year ended December 31, 2023 was R$146.8 million, an increase of 34.9%, or R$38.0 million, from R$108.8 million for the year ended December 31, 2022. This increase was primarily attributable to a 26.1% increase in average total students (from 3,835 paying students in 2022 compared to 4,838 paying students in 2023); and
•	In our Digital Services segment, revenue for the year ended December 31, 2023 was R$229.3 million, an increase of 20.7%, or R$39.3 million, from R$190.0 million for the year ended December 31, 2022. This increase was primarily attributable to an increase of 11.4% in Digital Services total active payers (from 202,685 active payers in 2022 to 225,706 active payers in 2023).

Cost of services

Cost of services for the year ended December 31, 2023 was R$1,109.8 million, an increase of R$250.2 million, or 29.1%, from R$859.6 million for the year ended December 31, 2022. As a percentage of revenue, our cost of services increased to 39% for the year ended December 31, 2023, compared to 37% for the year ended December 31, 2022. On a per segment basis, our cost of services was primarily affected by the following:

•	In our Undergrad segment, cost of services for the year ended December 31, 2023 was R$998.0 million, an increase of R$234.8 million, or 30.8%, from R$763.2 million for the year ended December 31, 2022. This increase was primarily attributable to: (i) the consolidation of the results of operations for the year ended December 31, 2023 of DelRey in 2023, resulting in an increase of R$106.9 million in our Undergrad segment’s cost of services; (ii) an increase of R$57.9 million applied to salaries and wages, both related to increase in the number of personnel and yearly readjustment of wages; and (iii) other cost-related effects, such as an increase in costs from hospital and medical agreements and facilities and utilities;
•	In our Continuing Education segment, cost of services for the year ended December 31, 2023 was R$62.8 million, an increase of R$6.2 million, or 11.0%, from R$56.6 million for the year ended December 31, 2022. This increase was primarily attributable to (i) an increase in costs associated with the opening of new IPEMED units in 2023, and (ii) a general increase in expenses with salaries across our operating units as a result of an increase in the number of personnel and annual readjustment of wages; and
•	In our Digital Services segment, cost of services for the year ended December 31, 2023 was R$60.3 million, an increase of R$12.9 million, or 27.2%, from R$47.4 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in costs with consultancy and third-party services in the amount of R$6.2 million, mostly as a result of the hiring of consultancy services for projects aiming to increase the efficiency of operations of companies in our Digital Services segment.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2023 was R$1,766.1 million, an increase of R$296,6 million, or 20.2%, from R$1,469.5 million for the year ended December 31, 2022. On a per segment basis, our gross profit was the following:

•	In our Undergrad segment, gross profit for the year ended December 31, 2023 was R$1,513.0 million, an increase of R$238.3 million, or 18.7%, from R$1,274.7 million for the year ended December 31, 2022;
•	In our Continuing Education segment, gross profit for the year ended December 31, 2023 was R$84.0 million, an increase of R$31.7 million, or 60.6%, from R$52.3 million for the year ended December 31, 2022; and
•	In our Digital Services segment, gross profit for the year ended December 31, 2023 was R$169.0 million, an increase of R$26.4 million, or 18.5%, from R$142.6 million for the year ended December 31, 2022.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2023 was R$1,014.7 million, an increase of R$216.5 million, or 27.1%, from R$798.2 million for the year ended December 31, 2022. This increase was primarily attributable to: (i) the consolidation of the results of operations of DelRey in 2023, resulting in an increase of R$38.3 million in our selling, general and administrative expenses in 2023; (ii) an increase of R$25.9 million in sales and marketing expenses, mostly related to rebranding efforts, marketing campaigns and advertising expenses; (iii) an increase of R$29.4 million in maintenance expenses, mostly related to periodic conservation procedures on equipment and furniture of educational institutions; and (iv) an increase of R$76.5 million in payroll expenses as a result of an in the total number of personnel and yearly readjustment of wages.

Other income (expenses), net

Other income, net for the year ended December 31, 2023 was R$15.6 million, a variation of R$22.9 million from other expenses, net of R$7.3 million in the year ended December 31, 2022, which was primarily due to the tax amnesty program on interest and penalties entered into by Unigranrio in order to settle a tax proceeding in respect to ISS (city tax on services) with the municipality of Rio de Janeiro.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2023 was R$767.1 million, an increase of R$103.1 million, or 15.5%, from R$664.0 million for the year ended December 31, 2022.

Finance result

Finance result for the year ended December 31, 2023 was a net finance expense of R$347.0 million, compared to a net finance expense of R$247.9 million for the year ended December 31, 2022, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2023 was R$110.6 million, an increase of R$8.6 million, from R$102.0 million for the year ended December 31, 2022. This increase was primarily attributable to (i) an increase in interest received of R$6.3 million, and (ii) an increase in income from financial investments of R$5.9 million.

Finance expenses. Finance expenses for the year ended December 31, 2023 was R$457.6 million, an increase of R$107,7 million, from R$349.9 million for the year ended December 31, 2022. This increase was primarily attributable to (i) an increase in interest expenses on lease liabilities of R$12.3 million, as a result of the companies acquired and new lease agreements in the period (including those associated with the acquired company); and (ii) an increase in interest expense of R$85.4 million, mainly as a result of debentures issued in December 2022.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2023 was R$429.6 million, an increase of R$1.2 million, or 0.3%, from R$428.4 million for the year ended December 31, 2022.

Income taxes expenses

Income taxes expenses for the year ended December 31, 2023 was R$24.2 million, a decrease of R$11.5 million, from R$35.7 million for the year ended December 31, 2022, and the effective tax rate decreased from 8.33% for the year ended December 31, 2022, to 5.62% for the ended year December 31, 2023. This decrease in our effective tax rate was primarily attributable to the effects of: (i) an increase in the amount of PROUNI fiscal incentives received, from R$270.1 million in 2022 to R$310.0 million in 2023; and (ii) an increase in our unrecognized deferred tax assets from R$117.4 million in 2022 to R$154.1 million in 2023.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2023 was R$405.4 million, an increase of R$12.6 million, or 3.2%, from R$392.8 million for the year ended December 31, 2022.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

For a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023.

Critical Accounting Estimates and Assumptions

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our material accounting policies are described in note 2 and our critical accounting estimates and assumptions are described in note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

The new and amended standards and interpretations that were applied for the first time in 2023 did not have a significant impact on the Company’s consolidated financial statements. The Company have not adopted new and amended standards and interpretations that are not yet effective.

B.       Liquidity and Capital Resources

As of December 31, 2023, we had R$553 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Future cash needs in the short and long term will be funded by our operating cash flow and from funds raised in the debt or equity capital markets.

The following table shows the historical cash flows for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31,
	2023	2022	2021
	(in R$ millions)
Cash Flow Data
Net cash flows from operating activities	1,043.6	843.9	630.9
Net cash flows used in investing activities	(1,143.0)	(591.5)	(1,274.1)
Net cash flows (used in) from financing activities	(439.9)	92.9	364.7

Operating Activities

We had net cash flows from operating activities of R$1,043.6 million in 2023, an increase of R$199.7 million, or 23.6%, as compared to R$843.9 million in 2022, mainly due to: (i) the acquisition of DelRey, which was concluded in January 2023 and which led to an increase in income before income taxes, depreciation and amortization and accrued interest increased in the amount of R$169.8 million, which is reflected in our net cash flows from operations activities; and (ii) an increase in changes in other assets from R$(1.0) million to R$77.5 million, primarily due to the tax amnesty program on interest and penalties entered into by Unigranrio to settle a tax proceeding in respect to ISS (city tax on service) with the municipality of Rio de Janeiro. This increase was partly offset by provisions for legal proceedings of R$53.3 million.

Investing Activities

We had net cash flows used in investing activities of R$1,143.0 million in 2023, as compared to net cash flows used in investing activities of R$591.5 million in 2022 mainly as a result of an increase of R$585.3 million in cash used in the acquisition of subsidiaries, net of cash acquired and interest paid from such acquisitions, from R$301.2 million in 2022 to R$886.5 million in 2023, mainly as result of cash consideration paid in the acquisition of DelRey in 2023.

Financing Activities

We had net cash flows used in financing activities of R$439.9 million in 2023, as compared to a net cash generated from financing activities of R$92.9 million in 2022, mainly due to a decrease of proceeds from loans and financing of R$491.6 million in 2023 when compared to 2022.

For a discussion of changes in our consolidated cash flows in the year ended December 31, 2022 compared to the year ended December 31, 2021, see our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023.

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

Our total liquidity, which we calculate as the sum of cash and cash equivalents, decreased by 49.4%, from R$1,093.1 million as of December 31, 2022 to R$553.0 million as of December 31, 2023.

Indebtedness

As of December 31, 2023, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$1,800.8 million. The following table summarizes our loans and financings as of December 31, 2023 and 2022:

Financial institution	Currency	Interest rate	Maturity	2023	2022
				(in R$ thousands)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	412,880	518,134
FINEP	Brazilian real	TJLP p.y.	2027	11,193	8,418
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	21,405	32,252
Softbank	Brazilian real	6.5% p.y.	2026	825,957	824,258
Debentures	Brazilian real	CDI + 1.80% p.y.	2028	529,340	499,839
Total Loans and Financing				1,800,775	1,882,901
Current				179,252	145,202
Non-current				1,621,523	1,737,699

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

Debentures

On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1.00, totaling an aggregate amount of R$500.0 million, by means of a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) Rule No. 476. We expect to use the proceeds of the offering for general corporate purposes, strengthening its cash position, and extending its debt maturity profile. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

The debentures are subject to certain obligations including financial covenants. Under the terms of the debentures, we are required to maintain a net debt (excluding our Series A perpetual convertible preferred shares and our lease liabilities) to Adjusted EBITDA ratio of below or equal to 3.0x, as of the end of each fiscal year, until the maturity date. Adjusted EBITDA considers, for purposes of this ratio, is calculated as net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2023, we were in compliance with all obligations set forth under the terms of the debentures.

Series A Perpetual Convertible Shares

On April 26, 2021, we issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share, for US$150.0 million, equivalent to R$821.8 million, on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into our Class A common shares at an initial conversion price of US$25.35. We may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). We may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A perpetual convertible preferred shares shall have the right to redeem all of the outstanding Series A perpetual convertible preferred shares for cash, our common shares or a combination thereof (at our election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A perpetual convertible preferred shares for cash at a price set forth in the certificate of designation. The Series A perpetual convertible preferred shares will be entitled to the same voting rights as the common shares only when converted into common shares.

We determined that the Series A perpetual convertible preferred shares should be classified as a financial liability at amortized cost upon their issuance since they are redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, common shares or a combination thereof) that could not be avoided by us in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes. In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

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

Share Buyback Program

For further information on our share buyback program, see note 17 (c) to the audited consolidated financial statements, included elsewhere in this annual report, Exhibit 2.1, “Description of Securities Registered Under Section 12 of the Exchange Act - Share Repurchases” and “Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers.”

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations, based on contractual undiscounted amounts, as of December 31, 2023:

	Payments Due by Period as of December 31, 2023
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in R$ thousands)
Trade payables	108,222	108,222	-	-	-
Loans and financing (1)	2,250,562	298,981	1,383,255	568,326	-
Lease liabilities	1,923,128	137,735	268,724	255,456	1,261,213
Accounts payable to selling shareholders	619,171	387,693	231,478	-	-
Advances from customers	153,485	153,485	-	-	-
Total	5,054,568	1,086,116	1,883,457	823,782	1,261,213

(1)	Loans and financing include the obligations related to our Series A perpetual convertible preferred shares discussed in note 13.2.1 to our audited consolidated financial statements included elsewhere in this annual report.

Future cash needs in the short and long term will be funded by our operating cash flow and from proceeds raised in the debt or equity capital markets.

As of December 31, 2023, we did not have any off-balance sheet arrangements.

Principal Capital Expenditures

We made capital expenditures (consisting of purchase of property and equipment and intangible assets) of R$218.4 million, R$318.2 million and R$276.8 million in 2023, 2022 and 2021, respectively. During these years, our capital expenditures mainly included expenditures related to the expansion and maintenance of our campuses and headquarters including leasehold improvements, the integration of our acquisitions, the implementation of our shared services center, and the development of the project that led to the certification of seven new greenfield medical schools as part of the “Mais Médicos” program.

For 2024, we have budgeted capital expenditures of R$257.3 million, mostly to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements may be adjusted from time to time as they depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, the continued market acceptance of our products.

C.       Research and Development, Patents and Licenses

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2023, we owned 375 trademark registrations in Brazil, and we have also sought to register trademarks abroad, in the United States, in the European Union, Portugal, Mexico and Colombia, and we have also sought to register 12 trademarks outside Brazil, which are still in progress. As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of the date of this annual report, we have 169 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 344 registered domain names in Brazil and 21 registered international domain names, and have registered two softwares in Brazil.

See “Item 4. Information on the Company—Technology and Intellectual Property.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.       Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates, presenting our critical accounting estimates in note 3 of our audited consolidated financial statements included elsewhere in this annual report.

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

The following table lists the current members of our board of directors:

Name	Age	Position
Nicolau Carvalho Esteves	71	Co-Chairman
Kay Krafft	53	Co-Chairman
Shobhna Mohn	59	Director
Benedikt Dalkmann	39	Director
Christina Krebs	50	Director
Renato Tavares Esteves	36	Director
Maria Tereza Azevedo	41	Director
João Paulo Seibel de Faria	48	Independent Director*
Vanessa Claro Lopes	48	Independent Director*
Miguel Filisbino Pereira de Paula	62	Independent Director*
Marcelo Ken Suhara	50	Independent Director*

*	Member of our Audit Committee. At our annual shareholders’ meeting held on June 15, 2023, Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula were re-elected as independent directors of the Company, and Marcelo Ken Suhara was elected as an independent director of the Company, each to serve for a two-year term.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Alameda Oscar Niemeyer, No. 119, rooms 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Nicolau Carvalho Esteves. Nicolau Carvalho Esteves is co-chairman of our board of directors, a position he has held since May 2022 after having held the position of chairman since July 2019. He is a qualified orthopedist and has over 25 years of experience in the education industry. He was the chairman of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He is the founding shareholder of the following companies, for which he served as Chief Executive Officer for the periods indicated (i) ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A. (1999-2016); (ii) ITPAC Porto—Instituto Tocantinense Presidente Antônio Carlos Porto S.A. (2008-2016); (iii) IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (2003-2016) and (iv) Instituto de Educação Superior do Vale do Parnaíba S.A. (2016-2018). He is also a member of the board of directors of Emive Participações S.A, a position he has held since January 2024. He holds a Medicine degree from Faculdade de Medicina de Barbacena, a master’s degree in business administration from FGV, a master’s degree in Corporate Finance from Fundação Dom Cabral, a master’s degree in business administration from FEAD and a Business Administration degree from AIEC.

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

Shobhna Mohn. Shobhna Mohn is a member of our board of directors, a position she has held since August 2021. She is Chief Strategy Officer at Bertelsmann Investments. Currently, Shobhna is responsible for the strategic design and execution of Bertelsmann’s global VC investment funds in China, India, Brazil, US/Europe as well as investments in Africa and Southeast Asia. Her focus is on governance, insights, knowledge exchange, identification and steering of long-term strategic holdings. Main target areas of focus are on growth platforms such as e-commerce services, fintech, logistics, education and health. As a member of the Investment Committees that evaluate and approve Bertelsmann’s VC investment targets, she has played a key role in the VC investments of over Euro 1.9 billion since 2006 in more than 500 Investments with a current global portfolio of 350 investments. Shobhna is a member of the Bertelsmann Group Management Committee since 2019. She has been at Bertelsmann since 1996 in various roles including Growth Regions Strategy, Investor Relations, and Venture Capital. She holds Bachelor’s (B.A.) and master’s degrees (both M.A. and M.Phil) in Mathematics from the Delhi University in India, and a M.Phil degree in Operations Research/Management Science from Columbia Business School in New York, USA.

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

Christina Krebs. Christina Krebs is a member of our board of directors, a position she has held since May 2022, in addition to being the Chief People Officer of Bertelsmann Education Group and the Chief People Officer at Relias, a Bertelsmann Education Group company. Since 2020, Christina held multiple roles at Relias including VP, Client Care and VP, Integration, where she helped integrate multiple healthcare technology companies into the Relias portfolio. Before joining Relias, Christina was a partner at the professional services firm, ScottMadden Management Consultants.

Renato Tavares Esteves. Renato Tavares Esteves is a member of our board of directors, a position he has held since July 2019. He was a member of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He served as executive officer of the following companies: Instituto de Educação Superior do Vale do Parnaíba S.A., UNIVAÇO—União Educacional do Vale do Aço S.A., IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A., and Instituto de Ensino Superior do Piauí S.A.—IESP. He is also a member of the board of directors of Emive Participações S.A, a position he has held since January 2024. He holds a degree in medicine from Faculdade de Medicina de Barbacena, and a master’s degree in business administration and Corporate Finance from FGV.

Maria Tereza Azevedo. Maria Tereza Azevedo is a member of our board of directors, a position she has held since April 2022. She joined Softbank LatAm fund in 2021 as Investment Director leading the Education industry. Prior to joining Softbank, she was an Executive Director at Santander and Director at UBS Investment Bank leading the TMT strategy and LatAm Education and the Technology, Media, and Telecommunications teams, respectively. She has extensive experience in helping LatAm companies access the equity capital markets and holds a master’s degree in Corporate Finance and a bachelor’s degree in economic sciences from IBMEC. Maria Tereza also serves as a board member of UOL Edtech, Descomplica, Camino Educação, Open Co, Glorify and Alice Saúde.

Vanessa Claro Lopes. Vanessa Claro Lopes is a member of our board of directors and an independent member of our audit, risks and ethics committee, positions she has held since July 2019. She is currently an independent member of the board of directors of Lojas Americanas S.A., member of the fiscal councils of Cosan S.A. and Comgas S.A., the chairperson of the audit committee at Tegma Logistica S.A., a member of the audit committee at Embraer S.A. and Lojas Americanas S.A and a member of the financial committee at Lojas Americanas SA. She was formerly the chairperson of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A. from 2016 to 2017 and a member of the fiscal councils of Estácio Participações S.A. and Renova Energia S.A. from 2017 to 2019 and Cosan Logistica SA from 2019 to 2021. With over 29 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career in 1995 at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefonica from 2000 to 2004. She holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense (UFF), a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense (UFF) and a systems analysis degree from FATEC/BS. She was formerly a professor of audit systems and information security at Objetivo University from 1997 to 1998.

João Paulo Seibel de Faria. João Paulo Seibel de Faria is a member of our board of directors and an independent member of our audit, risks and ethics committee, positions he has held since August 2020. He is currently the CFO of OLX, a position he has held since August 26, 2020. He has 30 years of experience in companies like Arthur Andersen S/C, Ericsson Telecomunicações, Microsoft, Didi Chuxing, OLX and Patria Investiments. He spent 18 years at Microsoft in different leadership roles in Latin America and the U.S. in sales, marketing and in finance, including his last role as chief financial officer in Brazil. Mr. Faria holds a bachelor’s degree in business management from FAAP and an Executive MBA from Insper (both in São Paulo). Additionally, he holds several executive sessions in leadership, strategy and global business environment from Fundação Dom Cabral, INSEAD and Devry.

Miguel Filisbino Pereira de Paula. Miguel Filisbino Pereira de Paula is a member of our board of directors and an independent member of our audit, risks and ethics committee and People & ESG Committee, which positions he has held since August 2020. He has over 30 years’ experience in C-level positions and serving on the advisory boards and boards of directors of large companies, such as Gerdau S.A., Votorantim Cimentos S.A., Yduqs S.A. and Companhia Brasileira de Distribuição d/b/a GPA). Miguel has held the position of director (since March 2024) and chairman of the people committee (since February 2021) at Loja do Mecânico, a privately held company, as is also an operating partner of private equity funds, such as Crescera Capital and EB Capital’s investees. In these companies, he has held positions such as executive director and/or vice president in the areas of human resources and management, and in business support areas, such as deliveries, shared service center, information technology and related areas. During his executive career, he has led major turnaround projects in companies and/or business units of these groups, always focusing on processes, people, new organizational concepts and governance models, and he has been directly and/or indirectly responsible for hiring and developing many executives for management positions in these organizations. Since January 2020, he has been involved in the advisory boards or boards of directors as well as head of human resources and ESG committees at several companies and private equity Funds. He holds a degree in business administration from Universidade Luterana do Brasil, an MBA in retail management from the University of São Paulo and an MBA in human resources management from Pontifícia Universidade Católica do Rio Grande do Sul. He completed several courses in leadership and business management in Brazil, at the Kellogg School of Management: in the United States and at the Union of Japanese Scientists and Engineers (JUSE).

Marcelo Ken Suhara. Marcelo Ken Suhara has a combined 26 years of experience in initial public offering advisory services, financial reporting, accounting and audit. He was a partner in the capital markets center at Ernst & Young in São Paulo from 2011 to March 2022. He also worked in the capital markets group at PricewaterhouseCoopers from 2001 to 2010, and in audit at Arthur Andersen from 1998 to 2000 and Coopers & Lybrand from 1996 to 1998. He has extensive experience in initial public offerings, equity and debt offerings in the Brazilian and international capital markets, and advised companies on financial reporting and regulatory matters on capital markets transactions, and on SEC rules and regulations. He holds a bachelor’s degree in business management from Pontificia Universidade Catolica and a bachelor’s degree in accounting from Universidade Paulista and is a Brazilian Certified Accountant registered at CRC – Conselho Regional de Contabilidade (Brazilian Regional Accounting Council).

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized team led by Virgilio Deloy Capobianco Gibbon, our CEO, with broad experience in the education industry.

The following table lists our current executive officers.

Name	Age	Position
Virgilio Deloy Capobianco Gibbon	49	Chief Executive Officer
Luis André Carpintero Blanco	50	Chief Financial Officer
Lélio de Souza Junior	50	Vice President of Innovation & Digital Services

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Alameda Oscar Niemeyer, No 119, rooms 502, 504, 1,501 and 1,503, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Virgilio Deloy Capobianco Gibbon. Virgilio Deloy Capobianco Gibbon is our Chief Executive Officer, a position he has held since July 2019. He has been the Chief Executive Officer of Afya Brazil since August 2016. Prior to joining us, he was Chief Operating Officer and Chief Financial Officer of Estácio Participação S.A., from March 2010 to March 2012, and March 2012 to June 2016, respectively. He was also Executive Director of Business Consulting and Education Industry at TOTVS Consulting from October 2007 to December 2009, and Senior Manager of Business Consulting at Accenture from 2000 to 2007. He holds a degree in economics from PUC-RJ and has completed management programs from FGV, Stanford and Harvard University.

Luis André Blanco. Luis André Blanco is our Chief Financial Officer, a position he has held since April 2020. Prior to joining us, he served as CFO for OdontoPrev for 10 years, where he oversaw corporate finance – treasury, financial planning, M&A, tax and accounting operations, legal and compliance. Prior to that, Luis served as a Financial Officer at Vivo S.A. from 2003 to 2009 and also as CFO at Tele Centro – Oeste Celular Participações from 2000 to 2003. Luis holds a bachelor’s degree in engineering from the Federal University of Rio de Janeiro and an executive program degree from University of Westminster, London, England.

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

Legal Proceedings

In 2016, the federal prosecutors’ office filed a public civil proceeding against Mr. Nicolau Carvalho Esteves, our co-chairman, and certain other individuals, for irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. The prosecution alleges that Mr. Carvalho Esteves and the other individuals did not apply federal funds in compliance with mandatory budgeting rules required by applicable federal statutes. On September 19, 2017, the lower court dismissed the federal prosecutor’s claims on the basis that the alleged improper acts were carried out to allow the public healthcare system in the State of Tocantins to continue to provide basic healthcare services, given there were insufficient public funds allocated for that purpose at the time. The federal prosecutor’s office appealed the lower court’s decision and on October 30, 2018, the federal court of appeals granted the appeal to overturn the lower court’s decision and to nullify the evidentiary phase of the proceedings on the procedural technicality that the State of Tocantins had not been properly notified of its right to file its motion on evidence. On May 3, 2019, Mr. Carvalho Esteves filed an appeal of the federal court of appeals decision with the Supreme Court of Justice. In February 2022, a decision was issued, dismissing the motions submitted by the public prosecutor’s office, and an appeal was filed by the public prosecutor’s office. Mr. Nicolau Carvalho Esteves has presented counterarguments to the appeal, and, as of the date of this annual report, the appeal is pending judgment by the court. The risk of loss in these proceedings is classified as remote by external counsel. If Mr. Carvalho Esteves is found liable, he may be subject to penalties, including a three-year prohibition on him or any legal entity under his control transacting with public entities or being granted tax incentives/benefits, including Afya.

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

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses or paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share-based long-term incentive plans, as discussed below.

The following table sets forth the fixed and variable compensation of our key management personnel for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in R$ millions)
Short-term employee benefits	17.0	13.6	11.9
Share-based compensation plans	21.4	13.1	20.3
Total compensation	38.4	26.7	32.2

Long-Term Incentive Plans

Afya Long-Term Incentive Plan

On August 30, 2019, our board of directors approved the establishment of the new equity incentive plan, or the LTIP, as amended on July 29, 2020, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level.

The LTIP and the applicable option agreement to be entered into between us and the beneficiary, or the Option Agreement, governs the issuance of equity incentive awards with respect to our Class A common shares, or the Options. The calculation of the strike price of the Option will be set forth in the applicable Option Agreement, as approved by the board of directors, upon the granting of the Option to the beneficiary. If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her Options under the LTIP that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her Options under the LTIP will be canceled. The maximum aggregate number of shares that can be issued to beneficiaries under the LTIP may not exceed 4% of our share capital at any time, excluding treasury shares.

On July 8, 2022, our people and ESG committee approved a change in the strike price of the current share-based compensation plan. All tranches still to be vested had their strike price modified compared to the IPO price in Brazilian reais (R$71.22), adjusted from the IPO date until the exercise date using the CDI rate, excluding dividends. The already vested tranches remained on the previous settled strike price.

On July 31, 2023, our people and ESG committee approved a further change in the LTIP. All holders of options granted before July 11, 2022, with a strike price based on the IPO price in Brazilian reais or above, were offered the possibility to exchange options for a number of RSUs with conversion ratios based on the fair value of the original plan, as of the date of the modification, such that beneficiaries will have a ‘value for value’ benefit of settling their awards for no cash consideration and thus the total fair value of the modified award remained the same as the original plan, resulting in a weighted average conversion ratio of 0.12 RSU per stock option. Moreover, our people and ESG committee approved a change in the index rate to the strike prices of its granted stock options, such that strike prices are now adjusted by the IPCA rate instead of the CDI rate.

On February 13, 2023, April 17, 2023, August 1, 2023, October 1, 2023 and December 1, 2023, we granted 15,000, 30,000, 153,000, 37,000 and 232,000 stock options, respectively. As of December 31, 2023, a total of 1,696,064 stock options were outstanding under the LTIP. For further information about vesting periods and strike price, see note 16.b.1 to our audited consolidated financial statements.

Restricted Stock Units Program

On July 8, 2022, our board of directors approved our restricted stock units program, or the RSU program, for employees. The participant’s right to effectively receive ownership of RSUs will be conditioned on the participant’s continuance as an employee or director in the business group from the grant date until vesting. Employees will be entitled to these shares in a proportion of 10%, 20%, 30% and 40% each year. On February 2, April 17, August 1, October 1 and December 1, 2023, 8,000, 16,000, 153,490, 63,000 and 76,600 RSUs were granted to our executives, respectively, with vesting periods from May 2024 to May 2027. The total number of outstanding RSUs subject to the RSU program will not exceed, on any date, 1.2% of the total number of our shares, excluding treasury shares. As of December 31, 2023, a total of 854,331 RSUs were outstanding under the RSU program. For further information about the RSU program, see note 16.b.2 to our audited consolidated financial statements.

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

Audit, Risks and Ethics Committee

The audit, risks and ethics committee, or the audit committee, which consists of Vanessa Claro Lopes (elected to the committee on July 8, 2019), João Paulo Seibel de Faria (elected to the committee on August 26, 2020), Miguel Filisbino Pereira de Paula (elected to the committee on August 26, 2020), and Marcelo Ken Suhara (elected to the committee on June 22, 2023) assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. João Paulo Seibel de Faria serves as chairman of the audit committee. The audit committee consists exclusively of members of our supervisory board who are financially literate, and Marcelo Ken Suhara is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

On December 14, 2023, our board of directors approved the amendment of the audit committee charter. The audit committee complies with applicable SEC and Nasdaq rules. Notwithstanding anything to the contrary established in the audit committee charter, the audit committee is responsible for, among other things:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•	pre-approval of the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•	review and discussions with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
•	obtaining and review of a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•	review with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	review, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy;
•	oversee the effectiveness of our cybersecurity program; and
•	periodically monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents and report its findings to our board of directors.

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

People and ESG Committee

Since our initial public offering, we have established a compensation committee. The compensation committee, assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors.

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

On May 5, 2022, our board of directors approved an amendment to the bylaws of our People and ESG Committee to give full authority to the People and ESG Committee to approve certain matters. On October 6, 2022, the board of directors approved the review of certain aspects of these bylaws, e.g., to include new responsibilities for the People and ESG Committee related to the review and approval of pension plans, compensation instruments that are not regulated collectively, and the execution, termination or amendment of certain material and relevant employment agreements. Following its adoption, our People and ESG Committee is also responsible for the administration of certain aspects of our compensation recoupment policy.

As of the date of this annual report our People and ESG Committee consists of Rafael Munerato de Almeida, Renato Tavares Esteves, Miguel Filisbino Pereira de Paula, Kay Krafft and Christina Krebs. Miguel Filisbino Pereira de Paula serves as chairman of the People and ESG Committee.

See “Item 6. Directors, Senior Management and Employees—F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.”

Controlled Company Exception

Bertelsmann beneficially owns the majority of our Class B common shares, representing 63.4% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common shares continue to be listed on the Nasdaq, we will be required to comply with the corporate governance standards within the applicable transition periods.

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2023)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	11
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	3	8	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	3
LGBTQ+:	—
Did not Disclose Demographic Background:	8

D.       Employees

As of December 31, 2023, we had 9,680 employees, 8% of which were based in our offices in Nova Lima and 92% of which were based in other cities elsewhere in Brazil. We also engage temporary employees and consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2023:

Function	Number of Employees	% of Total
Management	77	0.8%
Shared Services Center and IT, Sales and Marketing	918	9.5%
Faculties	3,652	37.7%
General and Administrative	5.033	52.0%
Total	9,680	100.0%

Our employees in Brazil are represented by the labor unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E.       Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to stock options or RSUs granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans.”
F.        Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a compensation recoupment policy on November 30, 2023. Please see Exhibit 97.1 to this annual report.

We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.

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

	Shares Beneficially Owned						% of Total Voting Power(2)
	Common Shares				Preferred Shares
	Class A		Class B		Series A
Shareholders(1)	Shares	%	Shares	%	Shares	%	%
5% Shareholders Party to our Shareholders’ Agreement
Bertelsmann SE & Co. KGaA (3)	16,137,280	35.0%	29,074,134	66.4%	—	—	63.4%
Nicolau Carvalho Esteves (4)	2,113,811	4.6%	14,728,629	33.6%	—	—	30.9%
Rosângela de Oliveira Tavares Esteves(3)	2,113,811	4.6%	14,728,629	33.6%	—	—	30.9%
Renato Tavares Esteves (5)	2,545,844	5.5%	—	—	—	—	0.5%
Vanessa Tavares Esteves (6)	2,435,440	5.3%	—	—	—	—	0.5%
Lílian Tavares Esteves de Carvalho (7)	2,529,711	5.5%	—	—	—	—	0.5%
Other 5% Shareholders

Ronald Baron (8)	3,277,281	7.1%	—	—	—	—	0.7%
SoftBank Group Corp. (9)	2,433,323	5.3%	—	—	150,000	100%	0.5%
FMR LLC (10)	2,931,679	6.4%	—	—	—	—	0.6%
Other Executive Officers and Directors (11)
Kay Krafft (12)	—	—	—	—	—	—	—
Shobhna Mohn (13)	—	—	—	—	—	—	—
Benedikt Dalkmann(14)	—	—	—	—	—	—	—
Christina Krebs(15)	—	—	—	—	—	—	—
João Paulo Seibel de Faria	—	—	—	—	—	—	—
Miguel Filisbino Pereira de Paula	—	—	—	—	—	—	—
Maria Tereza Azevedo	—	—	—	—	—	—	—
Vanessa Claro Lopes	1,315	*	—	—	—	—	—
Rafael Munerato de Almeida	—	—	—	—	—	—	—
Marcelo Ken Suhara	—	—	—	—	—	—	—
Lélio de Souza Junior	—	*	—	—	—	—	*
Luis André Carpintero Blanco	42,136	*	—	—	—	—	*
Virgilio Deloy Capobianco Gibbon	386,878	*	—	—	—	—	*

*	Represents beneficial ownership of less than 1% of the respective class of our outstanding shares.
(1)	As of the date of this annual report, we have 46,146,590 outstanding Class A common shares (49,920,068 total Class A common shares, of which 3,773,478 are common shares held in treasury), 43,802,763 Class B common shares, and 150,000 Series A perpetual convertible preferred shares of our authorized share capital issued and outstanding.
(2)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” The terms of our Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares voting as a separate class for us to take the following decisions, among others described in the certificate of designations: (1) amend our organizational documents in a manner that would have an adverse effect on the Series A perpetual convertible preferred shares; and (2) issue securities that are senior to, or equal in priority with, the Series A perpetual convertible preferred shares; except as provided in the certificate of designations, our Series A perpetual convertible preferred shares otherwise are not entitled to vote.
(3)	Based on a statement by Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH on Schedule 13D filed on March 19, 2024, the date of the last available Schedule 13D filed by such person with the SEC. Such person’s business address is at Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.
(4)	Based on (i) a statement by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Capital Ventures Limited and NRE B Ventures Limited on Schedule 13G filed on February 20, 2024, the date of the last available Schedule 13G filed by such persons with the SEC, and (ii) written communications delivered by such persons to the Company on or about March 18, 2024, stating that NRE B Ventures Limited had exercised its right to convert 2,000,000 Class B common shares into 2,000,000 Class A common shares. Nicolau Carvalho Esteves is a member of our board of directors. Includes 113,811 Class A common shares and 10,707,489 Class B common shares held of record by NRE Capital Ventures Limited, a company controlled by Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, who hold 100% of its shares in joint tenancy, 2,000,000 Class A common shares and 4,000,000 Class B common shares held of record by NRE B Ventures Limited, a company controlled by NRE Capital Ventures Limited, 13,916 Class B common shares held of record by Nicolau Carvalho Esteves, and 7,224 Class B common shares held of record by Rosângela de Oliveira Tavares Esteves.
(5)	Based on a statement by Renato Tavares Esteves, RTE Capital Ventures Ltd. and RTE B Ventures Ltd. on Schedule 13G filed on February 20, 2024, the date of the last available Schedule 13G filed by such persons with the SEC. Renato Tavares Esteves is a member of our board of directors. Consists of 765,047 Class A common shares held of record by Renato Tavares Esteves, 234,953 Class A common shares held of record by RTE Capital Ventures Ltd., which is wholly-owned by Renato Tavares Esteves, and 1,545,844 Class A common shares held of record by RTE B Ventures Ltd., which is wholly-owned by RTE Capital Ventures Ltd.
(6)	Based on a statement by Vanessa Tavares Esteves, VTE Capital Ventures Ltd. and VTE B Ventures Ltd. on Schedule 13G filed on February 20, 2024, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of 654,643 Class A common shares held of record by Vanessa Tavares Esteves, ) 345,357 Class A common shares held of record by VTE Capital Ventures Ltd., which is wholly-owned by Vanessa Tavares Esteves, and 1,435,440 Class A common shares held of record by VTE B Ventures Ltd., which is wholly-owned by VTE Capital Ventures Ltd.
(7)	Based on a statement by Lilian Tavares Esteves de Carvalho, LTE Capital Ventures Ltd. and LTE B Ventures Ltd. on Schedule 13G filed on February 20, 2024, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of 748,914 Class A common shares held of record by Lílian Tavares Esteves de Carvalho, 250,736 Class A common shares held of record by LTE Capital Ventures Ltd., which is wholly-owned by Lílian Tavares Esteves de Carvalho, and 1,530,061 Class A common shares held of record by LTE B Ventures Ltd., which is wholly-owned by LTE Capital Ventures Ltd.
(8)	Based on a statement on Schedule 13G filed on February 14, 2024, by BAMCO, Inc., Baron Capital Group, Inc., Baron Capital Management, Inc., and Ronald Baron, the date of the last available Schedule 13G by such persons with the SEC. Such persons’ business address is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(9)	Based on a statement on Schedule 13G filed on May 13, 2021 by SoftBank Group Corp. the date of the last available Schedule 13G by such person with the SEC. Such person’s business address is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.
(10)	Based on a statement on Schedule 13G filed on February 14, 2024, by FMR LLC, the date of the last available Schedule 13G by such person with the SEC. Such person’s business address is 245 Summer Street, Boston, MA 02210.
(11)	Disclosure regarding the equity interest held by Messrs. Nicolau Carvalho Esteves and Renato Tavares Esteves, both members of our board of directors, in us, is above.
(12)	Mr. Kay Krafft, a member of our board of directors, is the founding CEO of Bertelsmann Education Group. Mr. Krafft disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(13)	Ms. Shobhna Mohn, a member of our board of directors, is the Chief Strategy Officer at Bertelsmann Investments. Ms. Mohn disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of her pecuniary interest therein.
(14)	Mr. Benedikt Dalkmann, a member of our board of directors, is the Chief Financial Officer at Bertelsmann Education Group. Mr. Dalkmann disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(15)	Ms. Christina Krebs, a member of our board of directors, is the Chief People Officer at Bertelsmann Investments. Ms. Krebs disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of her pecuniary interest therein.

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

Shareholders’ Agreement

On July 7, 2019, Crescera and certain members of the Esteves family entered into a shareholders’ agreement, or the Original Shareholders’ Agreement. The Original Shareholders’ Agreement specified that Crescera could not transfer its shares in the Company, in whole or in part, without first offering them to Bertelsmann, which will have the option to acquire such shares. On June 7, 2021, in connection with the acquisition by Bertelsmann of all Afya shares held by Crescera as of such date pursuant to a share purchase agreement also entered into on such date, the Original Shareholders’ Agreement was terminated and certain members of the Esteves family and Bertelsmann determined to enter into an amended and restated shareholders’ agreement, or the A&R Shareholders’ Agreement.

The A&R Shareholders’ Agreement provides that the parties shall cooperate to ensure that Afya enters into a customary registration rights agreement with the parties. Further, (i) while Bertelsmann holds an interest in Afya, or (ii) for a period of five years from the moment the Original Shareholder ceases to hold an interest in the Company (whichever occurs earlier), certain members of the Esteves family is bound by a non-compete obligation preventing it from directly or indirectly carrying on a competing business that is in direct competition with us, subject to certain limited exceptions.

B.       Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and certain other rights of certain of the holders of our common shares as described under “—A. Major Shareholders—Shareholders’ Agreement,” the following is a description of material transactions since January 1, 2021 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

Lease Agreements

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below.

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s executive offices are located. On February 9, 2019, the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years and may be renewable for an additional five years subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC during the prior semester and will be effective (and become due) once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. Since 2022, the campus is fully operational. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) from July 2020 until March 2024, 6.5% of the monthly revenue of IPTAN during the prior semester, adjusted in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years starting in January 2021 when the campus becomes operational and may be renewable for an additional five years subject to the provisions of the lease agreement.

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, in each case adjusted in accordance with the provisions of the lease agreement; and (iii) as from January 2029, the monthly amount should be adjusted by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

The lease payments in connection with the lease agreements with RVL totaled R$23.4 million, R$20.4 million and R$15.3 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3.6 million, R$3.4 million and R$3.2 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until maturation. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$5.2 million, R$4.9 million and R$4.6 million in the years ended December 31, 2023, 2022 and 2021, respectively.

ITPAC Garanhuns Assignment Agreement

On March 28, 2019, our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil. According to this agreement, he transferred to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in Garanhuns, State of Pernambuco, contingent upon pending authorization by MEC. The consummation of this transfer depends on MEC’s approval of the ITPAC Garanhuns medical school authorization within 10 years from the agreement’s execution. The purchase price, contingent upon MEC’s approval within the specified timeframe, amounts to R$900,000 multiplied by the number of medical school seats authorized by MEC, projected at 120 seats once operational.

In 2008, the Brazilian federal government and the federal public prosecutor initiated two public civil proceedings seeking the suspension of activities at the Garanhuns Greenfield unit, citing irregular status with MEC. On November 5, 2021, SERES authorized the operation of the medical school in Garanhuns, Pernambuco. This authorization secured 120 medical seats for Afya, resulting in a purchase price of R$108 million. Payment terms include 50% in cash on the transaction’s closing date and 50% in two equal annual installments, adjusted by the CDI rate.

See note 8 to our audited consolidated financial statements.

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

Long-Term Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans.”

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

As of December 31, 2023, we had provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$104.3 million, and had made judicial deposits in an aggregate amount of R$14.2 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

In addition, under the terms of the share purchase and sale agreements between us and the selling shareholders of certain subsidiaries acquired by us, such selling shareholders are exclusively responsible for any liabilities (including labor, tax and civil liabilities), which are or will be the subject of a claim by any third party, arising from an act or fact that occurred, whether by action or inaction, prior to or on the closing dates of the respective acquisitions, and such selling shareholders have agreed to indemnify us and our subsidiaries in the event of any losses relating to any such contingent liabilities. Accordingly, our provisioned amounts related to such contingent liabilities are recorded as non-current liabilities, with a corresponding amount recorded as non-current other assets; as of December 31, 2023, we have recorded R$81.9 million as other non-current assets with respect to provisioned amounts relating to such contingent liabilities.

Civil Matters

As of December 31, 2023, we and our subsidiaries were party to approximately 8,826 civil proceedings, 3,577 of which are collection proceedings in which we are plaintiffs, 4,743 of which are other judicial proceedings and 506  of which are administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto and others, alleging (i) that Municipal Law No. 1780/03 in connection with IESPEN’s creation is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto should be voided; (ii) that ITPAC Porto acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (iii) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay up corporate capital; and (iv) that ITPAC Porto should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC filed its defense, which is pending review by the competent lower court. On November 13, 2016, the lower court froze 8% of ITPAC Porto’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately R$27.1 million, with the likelihood of loss as possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. As of the date of this annual report, the activities of the Garanhuns Greenfield unit are suspended pursuant to a judgment of the 23rd Federal Court of the State of Pernambuco. On February 27, 2020, the Superior Court of Justice confirmed the judgment of the 23rd Federal Court of the State of Pernambuco and the Garanhuns Greenfield unit remains suspended. Afya Brazil is currently in discussions with MEC to obtain the necessary authorizations for the Garanhuns Greenfield unit, and to the extent those authorizations are obtained, this proceeding will be extinguished. In July 2019, ITPAC Araguaína filed an administrative proceeding requesting MEC’s reappraisal of its previous decision that denied the request of transferring the administrative proceeding related to the medical course authorization, filed in 2011, from the state educational system to the federal educational system, pursuant to applicable regulation. On September 2, 2020, MEC published Ordinance no. 722 recognizing the right of ITPAC and determining the review of the regularization request formulated in 2011 by the institution. On November 5, 2021, the instruction authorizing the start of educational activities was published.

On November 30, 2019, a public proceeding was filed by Domingos Borges da Silva against Centro de Ensino São Lucas, other educational institutions and the city hall of Porto Velho, alleging (i) that the defendants were purportedly not granting all the full scholarships to undergraduate students from “Programa de Inclusão Social Universidade Para Todos – Faculdade da Prefeitura,” provided by Municipal Law No. 1,887/10 and modified by Municipal Law No. 2,284/16; (ii) that due to the lack of full scholarships, the Treasury was being jeopardized because the agreement was for tax waive in exchange to the full scholarships for the beneficiary from the referred Program; (iii) therefore, the plaintiff requires to be awarded a preliminary injunction to revoke Municipal Laws Nos. 1,887/10 and 2,284/16 and the suspension of the adhesion contracts to the Program signed by the defendants; and (iv) that the defendants should be liable for alleged material damages and loss of profits. On January 13, 2020, the lower court denied the preliminary injunction. On March 3, 2020, São Lucas was served. The lawsuit was not ruled by the lower court yet. It is important to highlight that Centro de Ensino São Lucas is currently granting scholarships from the Program and, by December 2020, there were 290 scholarships being offered. We estimate the amount of any claim for damages that may be imposed on us as a result of this proceeding to be approximately of R$14.1 million, with the likelihood of loss as possible.

The provisions related to civil proceedings whose likelihood of loss is assessed as probable are R$21.3 million as of December 31, 2023. There are other civil proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$51.3 million as of December 31, 2023.

Labor Matters

As of December 31, 2023, we and our subsidiaries were party to approximately 303 labor proceedings, 233 of which are judicial proceedings and 70 of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by us to comply with certain labor laws, including with respect to working hours, the registration of employment agreements, disabled workers’ hiring quotas and the protection of underage workers and apprentices.

The provisions related to labor proceedings whose likelihood of loss is assessed as probable are R$22.7 million as of December 31, 2023. There are other labor proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$32.6 million as of December 31, 2023.

Tax and Social Security Matters

As of December 31, 2023, certain of our subsidiaries were party to 77 tax and social security proceedings, 51 of which are judicial proceedings and 26 of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

ITPAC Porto is party to one tax foreclosure proceeding filed by the Brazilian federal government on July 12, 2010 for the collection of social security contribution on payroll debts in the total historical amount of R$1.5 million, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. As of the date of this annual report, the amount of this proceeding is approximately R$3.2 million and the proceeding is pending the decision of the lower court.

UniSL is party to tax proceeding filed by city of Porto Velho on July 19, 2017 for having allegedly incurred in insufficient payment of ISS taxes in the total historical amount of R$6.0 million. As of the date of this annual report, the amount of this proceeding is approximately R$7.8 million and the likelihood of loss as possible. On March 31, 2023, there was a monocratic decision dismissing the defense, and reducing the fine applied from 150% to 80%. An appeal was filed, which is pending judgment.

After a lawsuit initiated by Unigranrio concerning the annulment of three tax assessments linked to tax immunities in the collection of ISS taxes, Unigranrio entered into a tax amnesty program on August 10, 2023. This program aimed to address interest and penalties related to a tax proceeding concerning ISS (city tax on services) with the municipality of Rio de Janeiro. As a result, Unigranrio made a payment of R$14.9 million to settle the claim.

The provisions related to taxes proceedings whose likelihood of loss is assessed as probable are R$60.3 million as of December 31, 2023. There are other tax proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$5.6 million as of December 31, 2023.

“Mais Médicos” Proceedings

On January 15, 2019, Sociedade de Ensino Superior Estácio de Sá Ltda., or SESES, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the SESES bid to open a medical school in the city of Bragança, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto. The lower court granted a preventive injunction in favor of SESES, suspending SERES’s award of the medical school to ITPAC Porto. ITPAC Porto joined these proceedings as a co-defendant. On March 6, 2019, the federal prosecutor issued an opinion to dismiss the writ. On September 11, 2019, the lower court dismissed the writ and revoked the suspension of the award of the medical school granted by MEC to ITPAC Porto, and we became authorized by MEC to open and operate a medical school in the city of Bragança. After the court denied SESES’s appeal, it filed a special appeal to the Brazilian Superior Court of Justice (Superior Tribunal de Justiça), which is currently pending review.

On January 31, 2019, Brasil Educação S.A., or BR Educação, filed proceedings against SERES, requesting a judicial review of SERES’s decision to disqualify the BR Educação bid to open a school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto. ITPAC Porto joined these proceedings as a co-defendant. The lower court granted a preventive injunction in favor of BR Educação, suspending SERES’s award of the medical school to ITPAC Porto.

This injunction was subsequently repealed by the Federal Court of Appeals upon preliminary review. As of the date of this annual report, the proceedings are pending the issuance of the final decision by the lower court and the Federal Court of Appeals, and ITPAC Porto is authorized by MEC to open and operate a medical school in the city of Abaetetuba.

On February 2, 2019, in proceedings separate to those of BR Educação, Faculdades Integradas Carajás S/C Ltda., or Faculdades Carajás, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the Faculdades Carajás bid to open a medical school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto. The lower court granted a preventive injunction in favor of Faculdades Carajás, suspending SERES’s award of the school to ITPAC Porto. On October 10, 2019, Faculdades Carajás filed a motion to dismiss the writ, and the writ was dismissed by the lower court on January 10, 2020. Consequently, ITPAC Porto is authorized by MEC to open and operate a medical school in the city of Abaetetuba.

In July 2019, Instituto Metropolitano de Ensino Ltda., or IME, filed a lawsuit against SERES requesting the cancellation of the results of the public procurement for the “Mais Médicos” program in connection with the awards granted to IPTAN and ITPAC Araguaína to open medical schools in the cities of Itacoatiara and Manacapuru, located in the State of Amazonas. IME alleges that SERES’s final decision with respect to IME’s participation in the public procurement was irregular. On September 11, 2019, the lower court granted a preventive injunction in favor of IME, suspending SERES’s award of the medical schools to IPTAN and ITPAC Araguaína. IPTAN and ITPAC Araguaína joined these proceedings as co-defendants. The preventive injunction was suspended following an appeal filed by SERES, and SERES, IPTAN and ITPAC Araguaína filed their responses to IME’s allegations. As of the date of this annual report, these proceedings are pending the decision of the lower court. On February 14, 2020, the preventive injunction granted in favor of IME to suspend the results of the public procurement in the cities of Itacoatiara and Manacapuru was revoked by the Federal Court of Appeals. This decision gave a suspensive effect for the appeal filed by IPTAN and ITPAC Araguaína, rendering the decisions of the first instance without effect. On July 9, 2020, the lawsuit was dismissed and terminated following IME’s withdrawal of a related lawsuit.

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

As of the date of this annual report, Afya Brazil and certain of our subsidiaries are required by their respective bylaws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC Araguaína, ITPAC Porto, IESP, IPTAN, UEPC, FASA, UniRedentor, PEBMED, FESAR, iClinic, Medicinae, Medcel, IESVAP, UNIVAÇO, Unigranrio, IESP—at least 25% of adjusted net profit in each fiscal year; and (ii) CCSI—at least 2% of net profit in each fiscal year. FADEP, IPEMED, IPEC, UniSL, FCMPB, Medical Harbour, Cliquefarma, Além da Medicina, CardioPapers, Glic, Shosp, UnifipMoc, RX-PRO and DelRey are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

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

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which, at the date of this annual report, comprise 500,000,000 Class A common shares and 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report, we have 46,146,590 outstanding Class A common shares (49,920,068 total Class A common shares, of which 3,773,478 are common shares held in treasury), 43,802,763 Class B common shares, and 150,000 Series A perpetual convertible preferred shares of our authorized share capital issued and outstanding.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Amended and Restated Memorandum and Articles of Association currently authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described in our Amended and Restated Memorandum and Articles of Association. The implementation of this dual class equity structure was required by the Esteves Family and Crescera, our principal shareholders in the year of 2019, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in Our Articles of Association—Two Classes of Common Shares.”

As of December 31, 2023, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares; and
•	250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

As of December 31, 2023 and 2022, the Company’s issued and outstanding share capital was R$17,000 represented by 93,722,831 shares comprised by 47,920,068 Class A common shares and 45,802,763 Class B common shares. In addition, as of December 31, 2023, 150,000 Series A perpetual convertible preferred shares were outstanding, representing approximately 6.6% of our outstanding common shares, including the Series A perpetual convertible preferred shares on an as-converted basis. For more information on our Series A perpetual convertible preferred shares, please refer no note 13.2.1 to our audited consolidated financial statements included elsewhere in this annual report.

Treasury Shares

As of December 31, 2023, Afya had 3,773,478 common shares in treasury.

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

The share repurchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. Afya intends to repurchase the shares for use in its stock option and RSU programs, as consideration in future business combination transactions and for general corporate purposes. Afya expects to utilize its existing funds and future dividends to be received from Afya Brazil and/or strike price funds to be received in connection with any option exercises under its stock option program, to fund repurchases made under this program. Afya’s Board of Directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

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

D.       Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

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

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own the securities. This discussion applies to you only if you hold Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe any state, local or non-U.S. tax consequences or all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to you if you are subject to special rules, such as:

•	one of certain financial institutions;
•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•	a person holding a Class A common shares as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;
•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	an entity classified as partnerships for U.S. federal income tax purposes;
•	a tax-exempt entity, an “individual retirement account” or a “Roth IRA”;
•	a person who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	a U.S. expatriate or certain former citizen of the United States;
•	a person that owns or is deemed to own ten percent or more of our stock (by vote or value); or
•	a person holding shares in connection with a trade or business conducted outside of the United States.

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

As discussed in “—Cayman Island Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law. However, if any non-U.S. income taxes were withheld from distributions on your Class A common shares, the amount of the withheld tax would be includible in your income as a dividend. Subject to applicable limitations, some of which vary depending upon your circumstances, the non-U.S. withholding tax may be potentially creditable against your U.S. federal income tax liability. Certain Treasury regulations impose additional requirements for non-U.S. taxes to be eligible for foreign tax credit, which applicability are further modified by recently released notices from the IRS, and we cannot assure you that any non-U.S. income taxes would be creditable against your U.S. federal income tax liability. Subject to generally applicable limitations under U.S. law, you may be able to elect to deduct otherwise creditable withholding taxes. Even if the non-U.S. withholding taxes are not creditable, you may be entitled to deduct such taxes, subject to applicable limitations under the Code. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the creditability or deductibility of non-U.S. taxes, if any, in your particular circumstances (including any applicable limitations).

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2023. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we were a PFIC for any taxable year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

J.       Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders with floating interest rates.

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rate, as follows:

	Balance as of December 31, 2023	Index – % per year	Base rate
	(amounts in R$ thousands, unless otherwise stated)
Cash equivalents	518,111	100.8% CDI	60,846
Loans and financing	(529,340)	CDI + 1.80%	(71,196)
Loans and financing	(412,880)	CDI + 1.90%	(55,945)
Loans and financing	(11,193)	TJLP	(733)
Loans and financing	(21,405)	CDI + 1.75%	(2,868)
Accounts payable to selling shareholders	(274,428)	CDI	(31,971)
Accounts payable to selling shareholders	(256,488)	SELIC	(29,881)
Net exposure			(131,748)

	Increase in basis points
	+75	+150
	(amounts in R$ thousands, unless otherwise stated)
Effect on profit before tax	(7,407)	(14,814)

For further information, see note 13.4.1 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23.2 million as of December 31, 2023 (R$24.4 million as of December 31, 2022). See note 13.4.1 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents as of December 31, 2023.

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

Our maximum exposure to credit risk for the components of the statements of financial position as of December 31, 2023 and 2022 is the carrying amounts of our financial assets. For more information, see note 13.4.2 to our audited consolidated financial statements.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material modifications to instruments

Not applicable.

B.       Material modifications to rights

Not applicable.

C.       Withdrawal or substitution of assets

Not applicable.

D.       Change in trustees or paying agents

Not applicable.

E.       Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s evaluation of internal control over financial reporting excluded the internal control activities of DelRey, acquired in January 2023, as discussed in note 5 to our audited consolidated financial statements. We have included the financial results of DelRey in the consolidated financial statements from the date of its acquisition. DelRey represented approximately 2.2% and 2.4% of our consolidated total equity and consolidated total assets, respectively, as of December 31, 2023 and 8.3% and 19.3% of our consolidated revenue and consolidated net income, respectively, for the year then ended.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2023, our internal control over financial reporting was effective, based on those criteria.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2023, which did not include an evaluation of the internal control over financial reporting of DelRey, has been audited by Ernst & Young Auditores Independentes S/S Ltda., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2023. Their attestation report on internal controls over financial reporting is included herein.

D.       Changes in Internal Control Over Financial Reporting

In the year ended December 31, 2023, we completed the implementation of the ServiceNow system, which manages all service management processes, IT service management processes and other corporate services for the Company. Consequently, we removed our old system (Fluig) from the ITGC scope. Except for these changes, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which currently consists of Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. João Paulo Seibel de Faria serves as Chair of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Marcelo Ken Suhara qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S/S Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S/S Ltda. for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022
	(in R$ millions)
Audit fees (1)	7.7	6.9
Tax fees(2)	0.2	0.2
All other fees	-	0.1
Total fees	7.9	7.2

(1)	Audit fees include fees for the audit of our annual consolidated financial statements; audit of the effectiveness of internal control over financial reporting, audit of statutory financial statements of subsidiaries; review of our interim financial statements, and audit of financial statements of acquired businesses.
(2)	Tax fees consist of fees for services rendered in connection with the review of our ECF (Escrituração Contábil Fiscal) Brazilian tax reporting.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Auditores Independentes S/S Ltda., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The Company does not rely on any exemptions from the listing standards for audit committees. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Audit Committee” for details regarding our board of directors and audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares by us or on our behalf, or by or on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2023:

Shares Repurchased by the Company

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2023	—	—	—	—
February 1 to February 29, 2023	—	—	—	—
March 1 to March 31, 2023	—	—	—	—
April 1 to April 30, 2023	96,766	R$58.78	96,766	1,880,427
May 1 to May 31, 2023	105,654	R$57.71	105,654	1,774,773
June 1 to June 30, 2023	13,919	R$60.60	13,919	1,760,854
July 1 to July 31, 2023	—	—	—	1,760,854
August 1 to August 31, 2023	—	—	—	1,760,854
September 1 to September 30, 2023	—	—	—	1,760,854
October 1 to October 31, 2023	—	—	—	1,760,854
November 1 to November 30, 2023	—	—	—	1,760,854
December 1 to December 31, 2023	—	—	—	1,760,854
Total	216,339	R$57.17	216,339

(1)	For more information on our share repurchase programs, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Share Repurchases.”
(2)	Our board of directors has approved our fourth share repurchase program on March 23, 2023. Under the fourth share repurchase program, Afya may repurchase up to 2,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on April 3, 2023 until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

Shares Purchased by Bertelsmann

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number (or Approximate R$ Value) of Shares that May Yet Be Purchased under the Plans or Programs(1)
January 1 to January 31, 2023	1,114,549	R$69.18	1,114,549	R$1,078,940,875.43
February 1 to February 29, 2023	582,315	R$64.99	582,315	R$1,041,097,340.25
March 1 to March 31, 2023	925,433	R$54.43	925,433	R$990,729,447.97
April 1 to April 30, 2023	787,050	R$57.89	787,050	R$945,169,752.47
May 1 to May 31, 2023	609,871	R$56.48	609,871	R$910,721,330.86
June 1 to June 30, 2023	624,041	R$63.85	624,041	R$870,879,295.86
July 1 to July 31, 2023	792,047	R$73.81	792,047	R$812,417,942.61
August 1 to August 31, 2023	618,021	R$73.19	618,021	R$767,186,328.87
September 1 to September 30, 2023	548,341	R$77.19	548,341	R$724,857,403.92
October 1 to October 31, 2023	482,938	R$75.61	482,938	R$688,341,349.23
November 1 to November 30, 2023	689,688	R$89.69	689,688	R$626,484,239.06
December 1 to December 31, 2023	504,445	R$103.38	504,445	R$574,335,370.96
Total	8,278,739	R$ 71.64	8,278,739

(1)	For convenience purposes only, amounts in reais in this column have been converted from U.S. dollars using an exchange rate of R$4.8413 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	On May 26, 2022, Bertelsmann entered into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with an unaffiliated third-party broker (the “Bertelsmann Existing Trading Plan”), which was publicly announced on May 27, 2022. Under the Bertelsmann Existing Trading Plan, the broker is authorized and directed to purchase Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$129.0 million, beginning on June 27, 2022, until the earlier of the completion of the repurchase or September 25, 2023, unless terminated earlier in accordance with its terms. See Amendment No. 6 to the report on Schedule 13D filed by Bertelsmann with the SEC on May 27, 2022. On December 15, 2022, Bertelsmann entered into an amendment to the Bertelsmann Existing Trading Plan (the “Bertelsmann Trading Plan Amendment”), which was publicly announced on December 16, 2022. Under the Bertelsmann Trading Plan Amendment, the broker is authorized and directed to purchase an additional number of Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$200.0 million. Such additional purchases may only commence once the purchases under the Bertelsmann Existing Trading Plan have been completed but in no event before January 16, 2023. In addition, the Bertelsmann Trading Plan Amendment extended the term of the Bertelsmann Existing Trading Plan to May 31, 2024, unless terminated earlier in accordance with its terms. See Amendment No. 13 to the report on Schedule 13D filed by Bertelsmann with the SEC on December 16, 2022.

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

Foreign Private Issuer Status

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Overview

The Company has policies and procedures in place to address information technology and cybersecurity risks as part of its corporate risk management process. This includes activities such as risk identification, classification, and mitigation, as well as the development of action plans aligned with industry best practices.

Cybersecurity initiatives at Afya are overseen by our chief information security office, or CISO. The CISO’s responsibilities include defining and aligning action plans with Afya’s corporate risk management team. Additionally, the CISO serves as the Data Protection Officer, handling privacy and data protection matters and defining cybersecurity strategies for the entire company. This includes ensuring effective monitoring, threat detection, response to events and incidents, and overall cybersecurity management. Cybersecurity monitoring with respect to our newly acquired companies is managed from the outset by our IT technical team. Exposure to risk during this period is naturally greater as such acquired company is not always mature in terms of cybersecurity issues, but we seek to mitigate these risks by making adjustments to their practices and applying our policies.

Risk Management and Strategy

Afya has comprehensive policies, procedures, and a dedicated risk management team responsible for addressing corporate risks across various themes, including strategic, operational, financial, and compliance areas. Within each theme, Afya identifies and manages risks related to quality, procurement, cybersecurity, privacy and data protection, financial reporting, legal compliance, and regulatory matters.

The Company follows a structured approach, including a risk matrix with defined risk levels and criticality, which guides the need for risk treatment and the development of action plans. These plans are monitored by the responsible parties for each theme under the oversight of the risk and controls directorate. Furthermore, Afya has a rigorous supplier assessment process that evaluates cybersecurity, privacy, and data protection requirements before onboarding suppliers. This process aligns with frameworks such as COSO-ERM and COSO Internal Control - Integrated Framework. To ensure compliance with industry standards and enhance cybersecurity maturity levels, Afya engages specialized companies to review its plans and procedures, aiming to adopt market best practices.

The company has established the audit, risk, and ethics committee to oversee risk management guidelines through a structured approach known as the three lines of defense:

•	First Line of Defense: This comprises risk owners who are responsible for executing processes, identifying risks, and implementing action plans. Working closely with the risk and controls directorate, they proactively identify potential risks within their operations, including financial, operational, and cybersecurity aspects. This includes analyzing activities and relationships with suppliers and third parties.
•	Second Line of Defense: The compliance, corporate risks, and internal controls area collaborate with risk owners to monitor risks and action plans. The risk and controls directorate coordinates progress and action plans in partnership with internal audit teams and other Afya units such as the technology team, the information security team, and the privacy team. They report their findings to the audit, risk, and ethics committee.

•	Third Line of Defense: Represented by the Internal Audit team, this line conducts independent evaluations for management. They perform substantive tests of internal controls to detect operational and financial deviations resulting from failures or fraudulent activities.

For the monitoring and response to cyber incidents, Afya has teams responsible for detecting and monitoring the company’s environment, threat intelligence service, intrusion testing, and verifying the coverage and effectiveness of its detection and monitoring tools.

Governance

Afya places significant emphasis on cybersecurity within its information technology area, covering areas such as incident management, information technology governance, privacy and data protection, cybersecurity, infrastructure, and systems management. These efforts are led by our chief information officer, or CIO, and our CISO. The CISO, drawing from extensive experience in leading technology and information security departments in large companies, is responsible for developing and executing effective security strategies tailored to the organization’s specific threats and business goals. This includes ensuring compliance with relevant information security and data privacy regulations, conducting training for the security team and promoting user awareness to keep stakeholders informed about emerging technologies and threats.

Afya’s governance structure includes the audit, risk, and ethics committee, which oversees risks identified by the risk and controls directorate, including cyber risks. The audit, risk, and ethics committee reports to our board of directors, which sets strategic objectives and monitors the company’s risk landscape and corresponding action plans.

Afya’s cybersecurity team operates through a technical committee that meets biweekly to monitor and improve infrastructure and technology related to cybersecurity. The team identifies potential improvements, which are then evaluated by the management committee to determine their feasibility and potential project status under directorate oversight. Afya continually adopts technological solutions to enhance monitoring, detection, recovery, and protection capabilities within the organization.

In terms of disaster preparedness, Afya has a comprehensive disaster recovery plan that includes a dedicated committee, trigger mechanisms, and defined recovery points focused on the company’s infrastructure. Additionally, Afya maintains a robust business continuity plan involving key teams and critical service mapping, with criteria for defining criticality, financial impact, and brand reputation.

Afya’s privacy team is responsible for addressing risks and controls related to personal data. They adhere to industry best practices such as ISO27000, LGPD, GDPR, and the NIST Cybersecurity Framework, leveraging governance, risk management and compliance solutions to support their risk management processes.

According to processes and controls established by Afya, as of December 31, 2023, no events were identified that could indicate the materialization of risks or the identification of material incidents under the cybersecurity aspect that affected or could affect the business strategy, results of operations, or financial condition of the company. Minor incidents that occurred during the period were identified, treated, and communicated in accordance with the protocols, policies, and procedures established for response. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information” and “—Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption” in this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Afya (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
1.2	Amended and Restated Memorandum and Articles of Association of Afya adopted on July 23, 2021, effective as of August 5, 2021 (incorporated herein by reference to Exhibit 1.2 to the annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2021).
1.3	Certificate of Designations of Series A Perpetual Convertible Preferred Shares of Afya dated May 3, 2021 (incorporated herein by reference to Exhibit 99.2 of the Registrant’s Report on Form 6-K filed with the SEC on May 3, 2021).
1.4	Amended and Restated Memorandum and Articles of Association of Afya adopted on April 29, 2022, effective as of May 4, 2022 (incorporated by reference to Exhibit 1.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1 †	English translation of Purchase Agreement dated as of November 27, 2018, among NRE Participações S.A., JC JOINT Fundo de Investimento em Participações Multiestratégia, Breno Miranda Trabulo Pinheiro Correia and Cristina Maria Miranda de Sousa (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.2 †	English translation of Purchase Agreement dated as of December 5, 2018, among NRE Participações S.A., João Carlos Ribeiro Pedroso, Leoni Margarida Bertolin, José Carlos Januário, Ricardo Pedroso, Daiane Pedroso Canto and RD Administração e Participação Ltda. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.3	English translation of Bank Note (Cédula de Crédito Bancário) issued by Afya Participações S.A. on September 23, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021).
8.1*	List of Subsidiaries.
11.1	English translation of the Code of Ethics of Afya (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on June 24, 2019, File No. 333-232309).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1*	Consent of Ernst & Young Auditores Independentes S.S. Ltda.
97.1*	Compensation recoupment policy, dated November 30, 2023.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.

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

Date: April 26, 2024

Index to Financial Statements

Audited Consolidated Statements—Afya Limited

Afya Limited

Consolidated financial statements

as of December 31, 2023 and 2022 and

for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 14, 2024 expressed an unqualified opinion thereon.

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
As described in Note 5 to the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”) on January 2, 2023 for a total aggregated purchase consideration of R$816,236 thousand. Such transaction was accounted for as business combination, in accordance with the requirements of IFRS 3 Business Combinations, and the Company applied the acquisition method of accounting, which included estimating the fair value of assets acquired and liabilities assumed for the acquisition, including acquired intangible assets.

Auditing the Company's accounting for such acquisition was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets of R$728,777 thousand, which principally consisted of licenses and customer relationships. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The Company used discounted cash flow models to measure licenses and customer relationships. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and projected profit margins. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over its accounting for the business combination, including controls over the recognition and measurement of licenses and customer relationships intangible assets. For example, we tested controls over management's evaluation of underlying assumptions in the valuation models applied, and we also tested management's controls over the data used in the valuation models.

To test the estimated fair value of the licenses and customer relationships intangible assets, we performed audit procedures that included, among others, evaluating the valuation methodology and the significant assumptions used by the Company’s independent valuation specialist; obtaining the reports prepared by the Company´s independent valuation specialist; testing the completeness and accuracy of underlying data used in the estimation of fair value of intangible assets acquired; involving our valuation specialists to assist with our evaluation of the methodology and significant assumptions used by the Company’s independent valuation specialist. For example, we compared the significant assumptions used by the Company’s independent valuation specialist to the ones used in relation to past acquisitions and available third-party industry information. Specifically, when assessing the significant assumptions, we focused on discount rates, revenue growth rates and projected profit margins.

We also assessed the Company’s disclosures in Note 5 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 14, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on Internal Control Over Financial Reporting

We have audited Afya Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Afya Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), which is included in the 2023 consolidated financial statements of the Company and constituted 2.2% and 2.4% of its equity and total assets, respectively, as of December 31, 2023 and 8.3% and 19.3% of revenue and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of DelRey.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 14, 2024 expressed an unqualified opinion thereon.

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

Definition and Inherent Limitations of Internal Control Over Financial Reporting

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

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

Belo Horizonte, Brazil

March 14, 2024

Afya Limited

Consolidated statements of financial position

As of December 31, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	6	553,030	1,093,082
Trade receivables	7	546,438	452,831
Inventories		1,382	12,190
Recoverable taxes		43,751	27,809
Other assets	9	58,905	51,745
Total current assets		1,203,506	1,637,657

Non-current assets
Trade receivables	7	39,485	42,568
Other assets	9	117,346	191,756
Investment in associate	10	51,834	53,907
Property and equipment	11	608,685	542,087
Right-of-use assets	13.2.2	767,609	690,073
Intangible assets	12	4,796,016	4,041,491
Total non-current assets		6,380,975	5,561,882

Total assets		7,584,481	7,199,539

Liabilities
Current liabilities
Trade payables		108,222	71,482
Loans and financing	13.2.1	179,252	145,202
Lease liabilities	13.2.2	36,898	32,459
Accounts payable to selling shareholders	13.2.3	353,998	261,711
Notes payable	13.2.4	-	62,176
Advances from customers		153,485	133,050
Labor and social obligations		192,294	154,518
Taxes payable		27,765	26,221
Income taxes payable		3,880	16,151
Other liabilities		2,773	2,719
Total current liabilities		1,058,567	905,689

Non-current liabilities
Loans and financing	13.2.1	1,621,523	1,737,699
Lease liabilities	13.2.2	837,671	737,066
Accounts payable to selling shareholders	13.2.3	212,869	266,967
Taxes payable		88,198	92,888
Provision for legal proceedings	23	104,361	195,854
Other liabilities		18,280	13,218
Total non-current liabilities		2,882,902	3,043,692
Total liabilities		3,941,469	3,949,381

Equity
Share capital	17	17	17
Additional paid-in capital		2,365,200	2,375,344
Treasury shares		(299,150)	(304,947)
Share-based compensation reserve		155,073	123,538
Retained earnings		1,380,365	1,004,886
Equity attributable to equity holders of the parent		3,601,505	3,198,838
Non-controlling interests		41,507	51,320
Total equity		3,643,012	3,250,158

Total liabilities and equity		7,584,481	7,199,539

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	2023	2022	2021

Revenue	19	2,875,913	2,329,057	1,719,371
Cost of services	20	(1,109,813)	(859,552)	(652,300)
Gross profit		1,766,100	1,469,505	1,067,071

Selling, general and administrative expenses	20	(1,014,684)	(798,153)	(622,615)
Other income (expenses), net		15,645	(7,252)	(3,561)

Operating income		767,061	664,100	440,895

Finance income	21	110,642	102,042	64,566
Finance expenses	21	(457,616)	(349,893)	(243,796)
Finance result		(346,974)	(247,851)	(179,230)

Share of income of associate	10	9,495	12,184	11,797

Income before income taxes		429,582	428,433	273,462

Income taxes expenses	22	(24,166)	(35,677)	(31,179)

Net income		405,416	392,756	242,283

Other comprehensive income		-	-	-
Total comprehensive income		405,416	392,756	242,283

Income attributable to
Equity holders of the parent		386,324	373,569	223,326
Non-controlling interests		19,092	19,187	18,957
		405,416	392,756	242,283
Basic earnings per share
Per common share	18	4.30	4.14	2.39
Diluted earnings per share
Per common share	18	4.27	4.12	2.37

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2020		17	2,323,488	-	50,724	407,991	2,782,220	51,560	2,833,780
Net income		-	-	-	-	223,326	223,326	18,957	242,283
Total comprehensive income		-	-	-	-	223,326	223,326	18,957	242,283
Capital increase		-	74,500	-	-	-	74,500	-	74,500
Treasury shares	17.c	-	-	(213,722)	-	-	(213,722)	-	(213,722)
Treasury shares transferred from exercise of options	16.b.1	-	(21,861)	55,197	-	-	33,336	-	33,336
Treasury shares transferred from shares contribution on business combinations		-	(783)	5,895	-	-	5,112	-	5,112
Share-based compensation	16.b	-	-	-	43,377	-	43,377	-	43,377
Dividends declared	17.b	-	-	-	-	-	-	(18,648)	(18,648)
Balances at December 31, 2021		17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018

Net income		-	-	-	-	373,569	373,569	19,187	392,756
Total comprehensive income		-	-	-	-	373,569	373,569	19,187	392,756
Treasury shares	17.c	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	16.b	-	-	-	29,437	-	29,437	-	29,437
Dividends declared	17.b	-	-	-	-	-	-	(19,736)	(19,736)
Balances at December 31, 2022		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158

Net income		-	-	-	-	386,324	386,324	19,092	405,416
Total comprehensive income		-	-	-	-	386,324	386,324	19,092	405,416
Treasury shares	17.c	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	16.b	-	-	-	31,535	-	31,535	-	31,535
Acquisition of non-controlling interests		-	-	-	-	(10,845)	(10,845)	(10,155)	(21,000)
Restricted shares transferred to executives	16.b.2	-	(7,491)	5,722	-	-	(1,769)	-	(1,769)
Treasury shares transferred to executives from exercise of stock options	16.b.1	-	(2,653)	12,444	-	-	9,791	-	9,791
Dividends declared	17.b	-	-	-	-	-	-	(18,750)	(18,750)
Balances at December 31, 2023		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2023, 2022 and 2021

(In thousands of Brazilian reais)

	Notes	2023	2022	2021
Operating activities
Income before income taxes		429,582	428,433	273,462
Adjustments to reconcile income before income taxes
Depreciation and amortization	20	289,511	206,220	154,220
Write-off of property and equipment		1,910	1,697	1,604
Write-off of intangible assets		413	25	2,374
Allowance for expected credit losses	7	74,552	42,708	47,819
Share-based compensation expense	20	31,535	31,274	43,377
Net foreign exchange differences	21	681	852	17,973
Accrued interest	21	285,447	200,081	108,437
Accrued lease interest	13.2.2, 13.5, 21	100,849	88,571	67,212
Share of income of associate	10	(9,495)	(12,184)	(11,797)
Provision (reversal) for legal proceedings		(56,825)	(766)	10,664

Changes in assets and liabilities
Trade receivables		(131,336)	(129,165)	(79,665)
Inventories		10,947	(363)	(3,720)
Recoverable taxes		(15,353)	(2,230)	(2,327)
Other assets		77,480	(1,048)	(19,425)
Trade payables		24,500	9,975	14,479
Taxes payable		3,278	(3,915)	(14,902)
Advances from customers		(17,892)	8,387	36,009
Labor and social obligations		31,525	21,247	23,449
Other liabilities		(42,542)	(12,811)	(2,693)
		1,088,767	876,988	666,550
Income taxes paid		(45,144)	(33,089)	(35,683)
Net cash flows from operating activities		1,043,623	843,899	630,867

Investing activities
Acquisition of property and equipment	11	(118,435)	(168,132)	(125,869)
Acquisition of intangibles assets		(126,993)	(128,892)	(150,931)
Dividends received	10	9,900	6,754	11,770
Acquisition of non-controlling interest	2.2	(21,000)	-	-
Acquisition of subsidiaries, net of cash acquired		(815,005)	(277,649)	(1,005,017)
Payments of interest from acquisition of subsidiaries and intangibles		(71,518)	(23,550)	(12,108)
Restricted cash		-	-	8,103
Net cash flows used in investing activities		(1,143,051)	(591,469)	(1,274,052)

Financing activities
Payments of principal of loans and financing	13.5	(112,630)	(1,791)	(107,766)
Payments of interest of loans and financing	13.5	(175,889)	(116,587)	(50,310)
Proceeds from loans and financing	13.5	5,288	496,885	809,539
Payments of lease liabilities	13.2.2, 13.5	(31,473)	(28,511)	(20,075)
Payments of interest of lease liabilities	13.2.2, 13.5	(103,911)	(85,001)	(67,676)
Treasury shares buy back	17.c	(12,369)	(152,317)	(213,722)
Proceeds from exercise of stock options		9,791	-	33,336
Dividends paid to non-controlling shareholders	13.5, 17	(18,750)	(19,736)	(18,648)
Net cash flows generated (used) in financing activities		(439,943)	92,942	364,678
Net foreign exchange differences	21	(681)	(852)	(17,973)
Net increase (decrease) in cash and cash equivalents		(540,052)	344,520	(296,480)
Cash and cash equivalents at the beginning of the year	6	1,093,082	748,562	1,045,042
Cash and cash equivalents at the end of the year	6	553,030	1,093,082	748,562

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. The Company completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”), as a result of Bertelsmann’s acquisition of control on May 5, 2022.

The Company is formed by a network of higher education and post-graduate institutions focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

During the year ended December 31, 2022, the Ministry of Education (“MEC”) authorized the operations of 200 seats of medical schools, under the Mais Médicos II program across four medical schools. Each medical school will contribute with 50 seats. In March 2022, MEC authorized the increase of 28 seats of Centro Universitário São Lucas, located in the city of Ji-Parana, State of Rondônia and 64 medical seats of Faculdade Santo Agostinho, located in the city of Itabuna, State of Bahia. These operations of such medical schools and additional seats started between the second semester of 2022 and first semester of 2023.

In November 2021, MEC authorized the operation of 120 medical school seats in Garanhuns, in the city of Garanhuns, State of Pernambuco. These operations of the medical school started in the second semester of 2022.

Bertelsmann increases stake in Afya

On May 5, 2022, Afya was notified of the closing of the transaction where Bertelsmann SE& Co. KGaA, or “Bertelsmann” acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”). As result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.0% voting interest, and ~31.0% and ~18.0% of the total shares, respectively, in Afya. The transaction had no effect on Afya’s consolidated financial statements.

Acquisitions

On January 2, 2023, Afya Participações S.A. (hereafter referred to as “Afya Brazil”), a wholly owned subsidiary of the Company, acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIMA”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FCM Jaboatão”). See Note 5.

During the year ended December 31, 2022, Afya Brazil entered into business combinations transactions for the acquisition of three entities under the Digital segment. The aggregate consideration transferred was R$ 99,399, of which R$ 67,381 represents the cash paid net of cash acquired with the subsidiaries (included in cash flows from investing activities) for such business combinations.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

During the year ended December 31, 2021, Afya Brazil entered into business combinations transactions for the acquisition of two entities under the Undergrad segment and four entities under the Digital segment. The aggregate consideration transferred was R$ 1,234,460, of which R$ 842,197 represents the cash paid net of cash acquired with the subsidiaries (included in cash flows from investing activities).

Conflicts worldwide

During 2022 and 2023, international conflicts with potential large scale occurred, including Russia and Ukraine and Israel and Hamas. Those conflicts trigger a number of IFRS accounting considerations affecting the financial statements.

The Company’s operations are focused in Brazil and was not directly impacted by such conflicts. However, the continuous development of such conflicts may impact entities other than those with direct interests in the involved countries, for instance, as a result of exposure to fluctuations in commodity prices and foreign exchange rates, which may impact inflation, as well as the possibility of economic sanctions against such countries.

As of the date of these consolidated financial statements, both conflicts mentioned above have not significantly impacted Afya’s operations and results.

2	Material accounting policies

2.1 Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and considers the assumption that the Company will continue in operation for the foreseeable future.

The consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration (earn-outs) that have been measured at fair value.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

The Company segregated the payments of principal and interest of loans and financing, lease liabilities, notes payable and accounts payables to selling shareholders in the consolidated statements of cash flows for the year ended December 31, 2023, in accordance with the provisions set forth in IAS 7 – Statement of Cash Flows. As a result, Management revised, retrospectively, the prior periods consolidated statements of cash flows for the years ended December 31, 2022 and 2021, for comparative purposes. The Company assessed the materiality of this matter and, based on an analysis of quantitative and qualitative considerations, determined that the segregation of payments of principal and interest on prior periods over such transactions is not material to its consolidated financial statements. However, even if it is not material, the segregation of payments of principal and interest regarding such transactions for the years ended December 31, 2022 and 2021 are appropriate for the users of the consolidated financial statements, considering the comparability of such information over the years presented. The payments of interest of loans and financing, lease liabilities, notes payable and accounts payables to selling shareholders are classified within the consolidated statements of cash flows under the same activities of which the payments of principal are classified. As a result, no change occurred in the net cash flows used in investing activities and net cash flows generated (used) in financing activities in the consolidated statements of cash flows for the years ended December 31, 2022 and 2021.

These consolidated financial statements as of and for the year ended December 31, 2023 were approved by the Board of Directors for issuance on March 14, 2024.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	December 31, 2023	December 31, 2022
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”) (vi)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	60%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”) (v)	Outpatient care	Teresina - PI	Subsidiary	-	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”) (iii)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	-	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda. (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Núcleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP) (iv)	Outpatient care	Montes Claros - MG	Subsidiary	-	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”) (ii)	Basic Education	Palhoça - SC	Subsidiary	-	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”) (ii)	Undergraduate degree programs	Palhoça - SC	Subsidiary	-	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Cardiopapers Soluções Digitais Ltda. (“CardioPapers”)	Medical education content	Recife - PE	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”) (i)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i)	See Note 5 for further details of the business combination in 2023.
(ii)	IESP was merged by Unigranrio and SOCIESP had its operations closed down, both in January 2023.
(iii)	ESMC was merged with UnifipMoc in February 2023.
(iv)	NASPP was merged with UnifipMoc in July 2023.
(v)	CIS was merged with IESP in December 2023.
(vi)	Acquisition of additional interest in CCSI: On October 31, 2023, Afya Brazil acquired an additional 15% interest in CCSI, increasing its ownership interest to 75% of total shares. A cash consideration of R$21,000 was paid to the non-controlling shareholders. The carrying value of the net assets of CCSI (excluding goodwill on the original acquisition) was R$10,155, and the difference were recorded in retained earnings in the equity attributable to equity holders of the parent.

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

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

2.3 Summary of material accounting policies

This note provides a description of the material accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented.

The accounting policies have been consistently applied to all consolidated companies.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in selling, general and administrative expenses.

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

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is current when it is:

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or reassessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

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

d) Financial instruments - initial recognition and measurement

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

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Significant accounting judgments, estimates and assumptions - Note 3
•	Trade receivables - Note 7

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

The Company’s financial liabilities include trade payables, loans and financing, notes payable, lease liabilities, advances from customers and accounts payable to selling shareholders.

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

f) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

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

g) Leases

The Company assess at contract inception whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the contract. The arrangement is, or contains, a lease if the arrangement conveys the right to control the use of the identified asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement for a period of time in exchange for consideration.

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

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

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

h) Intangible assets

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

i) Impairment of non-financial assets

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

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company defined each of its operating subsidiaries as a CGU, except for digital services segment, which combines subsidiaries of (i) “Content & Technology for medical education”; (ii) “Clinical Decision Software”; and (iii) “Practice Management Tools & Electronic Prescription”, where the subsidiaries were combined as one CGU following the business strategic pillars.

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

j) Investments

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

k) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method, except for the contingent consideration related to earn-outs, which are measured at fair value through profit or loss.

l) Provisions

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

m) Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law (applicable for Afya Brazil and its subsidiaries) and the Company’s By-Laws or is approved by the shareholders. In respect to the consolidated statement of changes in equity, the amount corresponding to the non-controlling interest over the dividends declared are recognized directly in equity.

n) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

o) Share-based payments

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

That expense is recognized in selling, general and administrative expenses, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

p) Revenue from contracts with customers

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

The Company concluded that it is the principal in its revenue arrangements.

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

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments - initial recognition and subsequent measurement.

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

q) Taxes

The Company’s subsidiaries in the undergrad segment joined the PROUNI (Programa Universidade para Todos - University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

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

r) Treasury shares

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

In the current year, the Company applied a series of changes to the IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily for an accounting period beginning on or after January 1, 2023, as listed below:

Amendments / standards	Description
Amendments to IAS 1 and IFRS Practice Statement 2 - Making Materiality Judgments

The amendments to IAS 1 and IFRS Practice Statement 2 provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide more useful accounting policy disclosures by replacing the requirement for entities to disclose their "material" accounting policies with a requirement to disclose their "material" accounting policies and adding guidance on how entities apply the concept of materiality when making decisions about accounting policy disclosures.

The amendments have had an impact on the Company’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

These amendments have no significant impact on the Company’s consolidated financial statements.

Amendments to IAS 12 - Income Taxes - International Tax Reform - Pillar Two Model Rules

In October 2021, more than 130 countries agreed to implement a minimum tax regime for multinational groups, known as Pillar Two, to reform the international corporate taxation. Pillar Two aims to ensure that multinational groups in scope are liable to a minimum effective corporate tax rate of 15 per cent per country.

In December 2021, the OECD released the Pillar Two model rules - accompanied by commentary and guidelines - which are due to be passed into national legislation but adapted by local conditions.

In response to the OECD's Pillar Two rules, the amendments to IAS 12 were introduced and include: (i) a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules; and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity's exposure to Pillar Two income taxes arising from this legislation, especially prior to the effective date.

The countries where the Company has its tax domicile have not yet enacted any tax legislation in connection with Pillar Two. Therefore, these amendments have no significant impact on the Company’s consolidated financial statements as of December 2023

Amendments to IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments to IAS 12 Income Taxes narrow the scope of the initial recognition exception, so that it no longer applies to transactions that generate equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

These amendments have no significant impact on the Company’s consolidated financial statements.

IFRS 17 - Insurance Contracts

IFRS 17 is a new accounting standard with scope for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 - Insurance Contracts. IFRS 17 applies to all types of insurance contracts (such as life, property and casualty, direct insurance and reinsurance), regardless of the type of entities issuing them, as well as to certain guarantees and financial instruments with discretionary participation characteristics; Some scope exceptions will apply.

The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is most useful and consistent for insurers, covering all relevant accounting aspects.

The Company does not have any contracts that meet the definition of an insurance contract under IFRS 17.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

New standards, interpretations and amendments issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are presented below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments / standards	Description
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring lease liability arising from a sale and lease back transaction, in order to ensure that the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use that it holds.

The amendments are effective for annual financial statements periods beginning on or after January 1, 2024 and shall apply retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16. Early adoption is permitted but must be disclosed.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by the right to postpone liquidation;

• That the right to defer should exist at the end of the financial reporting period;

• That the rating is not affected by the likelihood that the entity will exercise its right to defer;

• That only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification.

In addition, a disclosure requirement has been introduced where a liability arising from a loan agreement is classified as non-current and the entity's right to postpone liquidation is contingent on the fulfilment of future covenants within twelve months.

The changes are effective for annual financial statement periods beginning on or after January 1, 2024 and should be applied retrospectively.

Supplier Financing Agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 and IFRS 7 to clarify the characteristics of supplier financing arrangements and require additional disclosures of such arrangements. The disclosure requirements in the amendments are intended to assist users of the financial statements in understanding the effects of financing arrangements with suppliers on an entity's obligations, cash flows, and exposure to liquidity risk.

The changes are effective for annual financial statement periods beginning on or after January 1, 2024. Early adoption is permitted but must be disclosed.

These amendments are not expected to have significant impact on the Company’s consolidated financial statements.

3	Significant accounting judgments, estimates and assumptions

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

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Financial instruments risk management objectives and policies - Note 13.4
•	Sensitivity analysis disclosures - Note 13.4.1

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

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

The tables below presents assets and liabilities information for the Company’s operating segments as of December 31, 2023 and 2022, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2023
Total assets	7,104,154	180,555	310,989	7,595,698	(11,217)	7,584,481
Current assets	1,001,156	86,361	127,206	1,214,723	(11,217)	1,203,506
Non-current assets	6,102,998	94,194	183,783	6,380,975	-	6,380,975

Total liabilities and equity	7,104,154	180,555	310,989	7,595,698	(11,217)	7,584,481
Current liabilities	787,658	87,447	194,679	1,069,784	(11,217)	1,058,567
Non-current liabilities	2,783,855	57,608	41,439	2,882,902	-	2,882,902
Equity	3,532,641	35,500	74,871	3,643,012	-	3,643,012

Other disclosures
Investments in associate (i)	51,834	-	-	51,834	-	51,834
Capital expenditures (ii)	139,361	15,178	63,889	218,428	-	218,428

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2022
Total assets	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current assets	1,461,802	61,673	115,290	1,638,765	(1,108)	1,637,657
Non-current assets	5,314,027	87,581	160,274	5,561,882	-	5,561,882

Total liabilities and equity	6,775,829	149,254	275,564	7,200,647	(1,108)	7,199,539
Current liabilities	711,896	57,605	137,296	906,797	(1,108)	905,689
Non-current liabilities	2,938,960	63,990	40,742	3,043,692	-	3,043,692
Equity	3,124,973	27,659	97,526	3,250,158	-	3,250,158

Other disclosures
Investments in associate (i)	53,907	-	-	53,907	-	53,907
Capital expenditures (ii)	247,634	8,827	61,694	318,155	-	318,155

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The tables below presents the statements of income for the Company’s operating segments for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,511,018	146,827	218,068	2,875,913	-	2,875,913
Inter-segment	-	-	11,217	11,217	(11,217)	-
Revenue	2,511,018	146,827	229,285	2,887,130	(11,217)	2,875,913
Cost of services	(997,973)	(62,792)	(60,265)	(1,121,030)	11,217	(1,109,813)
Gross profit	1,513,045	84,035	169,020	1,766,100	-	1,766,100
Selling, general and administrative expenses						(1,014,684)
Other income, net						15,645
Operating income						767,061
Finance income						110,642
Finance expenses						(457,616)
Share of income of associate						9,495
Income before income taxes						429,582
Income taxes expenses						(24,166)
Net income						405,416

	December 31, 2022
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,037,889	108,806	182,362	2,329,057	-	2,329,057
Inter-segment	-	-	7,622	7,622	(7,622)	-
Revenue	2,037,889	108,806	189,984	2,336,679	(7,622)	2,329,057
Cost of services	(763,185)	(56,554)	(47,435)	(867,174)	7,622	(859,552)
Gross profit	1,274,704	52,252	142,549	1,469,505	-	1,469,505
Selling, general and administrative expenses						(798,153)
Other expenses, net						(7,252)
Operating income						664,100
Finance income						102,042
Finance expenses						(349,893)
Share of income of associate						12,184
Income before income taxes						428,433
Income taxes expenses						(35,677)
Net income						392,756

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	December 31, 2021
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,498,408	72,983	147,980	1,719,371	-	1,719,371
Inter-segment	-	-	3,978	3,978	(3,978)	-
Revenue	1,498,408	72,983	151,958	1,723,349	(3,978)	1,719,371
Cost of services	(554,995)	(50,773)	(50,510)	(656,278)	3,978	(652,300)
Gross profit	943,413	22,210	101,448	1,067,071	-	1,067,071
Selling, general and administrative expenses						(622,615)
Other expenses, net						(3,561)
Operating income						440,895
Finance income						64,566
Finance expenses						(243,796)
Share of income of associate						11,797
Income before income taxes						273,462
Income taxes expenses						(31,179)
Net income						242,283

Seasonality of operations

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period; thus, does not have significant fluctuations during the year. Continuing Education revenues are related to monthly intakes and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

5	Business combinations

5.1 Acquisition in 2023

The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	DelRey
Cash and cash and equivalents	7,804
Trade receivables	33,741
Inventories	139
Recoverable taxes	589
Other assets	8,563
Property and equipment	24,980
Right-of-use assets	65,408
Intangible assets	728,777
870,001
Liabilities
Trade payables	12,253
Lease liabilities	65,408
Labor and social obligations	6,252
Taxes and contributions payable	2,282
Advances from customers	38,327
Provision for legal proceedings	152
Other liabilities	4,189
128,863
Total identifiable net assets at fair value	741,138

Goodwill arising on acquisition	75,098
Purchase consideration transferred	816,236
Cash paid	575,000
Consideration to be transferred	234,000
Digital solutions (i)	7,236
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	12,332
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	567,196
Net of cash flow on acquisition	579,528

(i)	The total consideration transferred included the obligation to offer digital solutions, especially from Medcel, Pebmed and Medical Harbour, through access (free-of-charge) to medical students of other medical schools held by the selling shareholders, not subject to this acquisition, from 2023 to 2030. This purchase consideration was measured using assumptions such as numbers of approved medical seats, current digital solutions prices, inflation and present value discount rates. The balances of such consideration are classified as other liabilities on the statement of financial position.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(a) Acquisition of DelRey

On January 2, 2023, Afya Brazil acquired 100% of the share capital of DelRey. The original aggregate purchase price of R$832,236 was adjusted by R$16,000, in favor of the Company, to R$816,236 comprised by: i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and ii) offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers which are not part of the transaction. The fair value of this service was estimated at R$7,236 at the acquisition date. There are 84 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and accordingly the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Alagoas and Pernambuco. The acquisition contributes 340 medical school seats to Afya. With the acquisition, Afya further consolidates its presence in the Brazilian Northeast, entering a new State in the region.

The acquisition of DelRey was accounted for under IFRS 3 - Business Combinations.

Transaction costs to date amount to R$12,332 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired is substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The Company engaged an independent valuation specialist to assist Management to assess the fair value of the assets acquired and liabilities assumed at date of acquisition. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

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

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs and market value.

DelRey has contributed R$240,107 of revenue and R$82,147 of income before income taxes to the Company in 2023.

5.2 Acquisitions in 2022

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

(a) Acquisition of Além da Medicina

On March 4, 2022, Afya Brazil acquired 100% of the share capital of BMV Atividades Médicas Ltda. (“Além da Medicina”). The aggregate purchase price of R$26,789 is comprised by: i) R$14,952 paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up to R$19,200 is payable in connection with revenue target achievements for 2023 and 2024; and iii) price adjustment related to net debt of R$763 in favor of selling shareholders. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date. See Note 13.2.3 for further details of the earn-out amounts as of December 31, 2022.

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

The acquisition of Além da Medicina was accounted for under IFRS 3 - Business Combinations.

Transaction costs to date amount to R$227 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

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

Além da Medicina has contributed R$12,859 of revenue and R$1,448 of income before income taxes to the Company in 2022. Should the acquisition had taken place at the beginning of the year, revenue for the year ended December 31, 2022 would have been increased by R$2,529 and income before income taxes would have been increased by R$867.

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

The acquisition of CardioPapers was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$274 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

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

CardioPapers has contributed R$9,934 of revenue and R$2,352 of income before income taxes to the Company in 2022. Should the acquisition had taken place at the beginning of the year, revenue for the year ended December 31, 2022 would have been increased by R$2,117 and income before income taxes would have been decreased by R$2,041.

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

The acquisition of Glic was accounted for under IFRS 3 - Business Combinations.

Transaction costs to date amount to R$222 and were expensed and are included in selling, general and administrative expenses in the consolidated statement of income.

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

Glic has contributed R$389 of revenue and R$1,539 of losses before income taxes to the Company in 2022. Should the acquisition had taken place at the beginning of the year, revenue for the year ended December 31, 2022 would have been increased by R$173 and income before income taxes would have been decreased by R$700.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6	Cash and cash equivalents

	2023	2022

Cash and bank deposits	11,746	57,509
Cash equivalents	541,284	1,035,573
	553,030	1,093,082

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions.

As of December 31, 2023, the average interest on these investments is equivalent to 100.8% of the CDI rate (December 31, 2022: 99.21%). These funds are available for immediate use and have an insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$23,173 as of December 31, 2023 (December 31, 2022: R$24,447).

7	Trade receivables

	2023	2022

Tuition fees	461,066	356,074
Educational content (i)	49,135	50,913
FIES	62,971	62,325
Educational credits (ii)	29,391	27,535
Mobile app subscription (iii)	29,091	27,675
Other	15,667	14,923
	647,321	539,445
(-) Allowance for expected credit losses	(61,398)	(44,046)
	585,923	495,399
Current	546,438	452,831
Non-current	39,485	42,568

(i)	Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel, Além da Medicina e Cardiopapers.
(ii)	Related to the financing programs offered by our subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.
(iii)	Related to trade receivables from mobile applications subscriptions for digital medical content.

As of December 31, 2023 and 2022, the aging of trade receivables was as follows:

	2023	2022

Neither past due nor impaired	323,614	261,025
Past due
1 to 30 days	73,563	56,280
31 to 90 days	109,908	90,734
91 to 180 days	85,193	80,522
More than 180 days	55,043	50,884
	647,321	539,445

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the years ended December 31, 2023, 2022 and 2021, was as follows:

	2023	2022	2021

Balances at the beginning of the year	(44,046)	(45,013)	(32,980)
Additions	(74,552)	(42,708)	(47,819)
Write-offs	57,200	43,675	35,786
Balances at the end of the year	(61,398)	(44,046)	(45,013)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	2023	2022

Assets
Trade receivables (i)	693	917
Other assets (ii)	285	1,975
	978	2,892
Current	792	2,892
Non-current	186	-

Liabilities
Accounts payable to selling shareholders (iii)	-	30,653
	-	30,653
Current	-	30,653
Non-current	-	-

	2023	2022	2021

Other income (expenses)
UEPC (i)	465	477	752
EMIVE Patrulha 24 Horas Ltda. (iv)	(6)	-	-
	459	477	752

Leases
RVL Esteves Gestão Imobiliária S.A.	23,434	20,394	15,336
UNIVAÇO Patrimonial Ltda.	3,582	3,409	3,210
IESVAP Patrimonial Ltda.	5,170	4,920	4,560
	32,186	28,723	23,106

(i)	Refers to sales of educational content from Medcel to UEPC.
(ii)	Refers to expenses to be reimbursed by Bertelsmann SE& Co. KGaA.
(iii)	Refers to amounts payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. The last installment was paid in November 2023.
(iv)	Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s executive offices are located. On February 9, 2019, the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement had an initial term of five years which ended on January 31, 2024 and was renewed until the end of June, 2024, subject to the provisions of the lease agreement.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC during the prior semester and will be effective (and become due) once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. Since 2022, the campus is fully operational. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) from July 2020 until March 2024, 6.5% of the monthly revenue of IPTAN during the prior semester, adjusted in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years starting in January 2021, when the campus becomes operational and may be renewable for an additional five years subject to the provisions of the lease agreement.

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

The lease payments in connection with the lease agreements with RVL totaled R$23,434, R$20,394 and R$15,336 in the years ended December 31, 2023, 2022 and 2021, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3,582, R$3,409 and R$3,210 in the years ended December 31, 2023, 2022 and 2021, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until maturation. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$5,170, R$4,920 and R$4,560 in the years ended December 31, 2023, 2022 and 2021, respectively.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2023	2022	2021

Short-term employee benefits	16,979	13,564	11,933
Share-based compensation plans	21,380	13,116	20,251
	38,359	26,680	32,184

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 16 (b).

9	Other assets

As of December 31, 2023, the Company has R$176,251 (December 31, 2022: R$243,501) accounted for as Other assets as follow:

	2023	2022

Indemnification assets (i)	81,855	145,300
Advances	39,890	30,626
Judicial deposits	14,187	12,693
Prepaid expenses	15,820	18,441
Other FIES receivables	8,674	26,440
Dividends	1,668	-
Deferred tax assets	3,233	-
Other assets	10,924	10,001
	176,251	243,501
Current	58,905	51,745
Non-current	117,346	191,756

(i)	Under the terms of the Share Purchase and Sale Agreements (“Agreements”) between the Company and the selling shareholders of subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions. As disclosed in Note 23(b), Unigranrio has entered into a tax amnesty program in August 2023 for settling a tax proceeding, which resulted in the write-off of R$20,000 of indemnification assets. The remaining variance is due to the expiration of the related contingent liabilities recognized at business combinations, mostly due to R$ 28,500 related to tax matters.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The table below illustrates the summarized financial information of the Company’s investment in UEPC:

	2023	2022

Current assets	29,004	32,651
Non-current assets	120,289	122,378
Current liabilities	(28,842)	(22,840)
Non-current liabilities	(91,613)	(96,442)
Equity	28,838	35,747
Company’s share in equity - 30%	8,651	10,724
Goodwill	43,183	43,183
Carrying amount of the investment	51,834	53,907

	2023	2022	2021

Revenue	148,042	138,584	127,618
Cost of services	(71,282)	(57,421)	(57,935)
Selling, general and administrative expenses	(37,205)	(34,991)	(24,025)
Finance results	(6,123)	(4,103)	(4,585)
Income before income taxes	33,432	42,069	41,073
Income taxes expenses	(1,782)	(1,456)	(1,748)
Net income	31,650	40,613	39,325
Company’s share of income	9,495	12,184	11,797

	2023	2022	2021

Opening balance	53,907	48,477	51,410
Dividends received	(9,900)	(6,754)	(11,770)
Dividends receivable (included in Other assets)	(1,668)	-	(2,960)
Share of income	9,495	12,184	11,797
Closing balance	51,834	53,907	48,477

The Company tests the recoverability of the carrying amount of goodwill at least annually. As of December 31, 2023 and 2022, no impairment had to be recognized for this goodwill.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of January 1, 2021	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	1,384	10,268	5,451	111	21,075	19,511	3,392	4,720	59,957	125,869
Business combinations	-	12,810	-	346	16,684	10,138	5,142	17,425	3,078	65,623
Write-off (i)	62	(14,213)	-	(205)	2,862	(4,985)	(86)	(550)	(417)	(17,532)
Transfer	25,068	3	-	-	82	9	-	9,376	(34,538)	-
As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	527	36,486	-	968	26,047	15,766	645	2,667	85,026	168,132
Business combinations	-	45	-	-	-	35	-	-	-	80
Write-off (i)	13	(8,159)	-	(933)	500	(6,992)	-	-	(78)	(15,649)
Transfer	38,884	(5,353)	-	(449)	(5,669)	6,600	6,645	(9,797)	(30,046)	815
As of December 31, 2022	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	96	20,071	-	776	17,914	21,135	985	49	57,409	118,435
Business combination	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off (i)	-	(9,411)	-	(475)	(1,443)	(7,979)	(7,788)	(286)	-	(27,382)
Transfer	1,279	1,202	-	-	(708)	327	-	108,098	(110,198)	-
As of December 31, 2023	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386

Depreciation
As of January 1, 2021	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	(1,673)	(7,215)	-	(196)	(5,601)	(7,529)	(3,416)	(4,831)	-	(30,461)
Write-off (i)	-	10,146	-	147	1,194	3,458	633	350	-	15,928
As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(3,472)	(11,166)	-	(284)	(7,725)	(10,140)	(3,415)	(8,849)	-	(45,051)
Write-off (i)	-	5,474	-	791	153	7,350	67	117	-	13,952
Transfer	(606)	1,453	-	1	9,719	(4,125)	(5,940)	(502)	-	-
As of December 31, 2022	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(4,242)	(14,900)	-	(325)	(12,556)	(13,286)	(3,327)	(26,271)	-	(74,907)
Write-off (i)	118	6,684	-	235	2,528	8,254	7,563	90	-	25,472
Transfer	196	3	-	-	-	(3)	-	(196)	-	-
As of December 31, 2023	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)

Net book value
As of December 31, 2023	83,553	91,138	18,852	1,552	90,482	55,938	13,236	219,972	33,962	608,685
As of December 31, 2022	86,106	79,760	18,852	1,341	80,363	46,756	14,474	127,747	86,688	542,087

(i)	Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2023, 2022 and 2021.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2021	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	-	2,684,559
Additions (vi)	-	108,000	-	684	3,044	-	996	39,686	23,700	-	176,110
Write-off *	-	-	-	-	1,020	-	-	(2,743)	(417)	-	(2,140)
Business combinations	373,680	606,136	58,355	147,054	1,474	-	33,046	11,599	3,267	-	1,234,611
As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions (i) (ii)	39,100	24,408	-	80	1,423	11,231	32,879	14,761	26,141	-	150,023
Write-off *	-	-	(22)	-	(381)	(7)	-	(9)	(28)	-	(447)
Remeasurement (iii)	(8,637)	-	-	-	-	-	-	-	-	-	(8,637)
Transfer	-	-	(2,472)	530	20,466	38,433	17,953	(35,499)	(40,226)	-	(815)
Business combinations	42,246	-	51,185	3,929	33	2,627	5,520	-	-	1,055	106,595
As of December 31, 2022	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	1,314	9,827	37,712	23,164	27,976	-	99,993
Write-off *	-	-	-	-	(2,235)	-	-	(911)	(125)	-	(3,271)
Remeasurement (iv)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	28,708	4,785	16	(3,058)	(30,451)	-	-
Business combination (v)	75,098	586,263	-	142,451	63	-	-	-	-	-	803,875
As of December 31, 2023	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012

Amortization
As of January 1, 2021	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	-	(111,549)
Amortization	-	-	(5,027)	(56,438)	(5,844)	(8,980)	(625)	(3,608)	-	-	(80,522)
Write-off *	-	-	-	-	(599)	-	-	365	-	-	(234)
As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(6,426)	(70,093)	(4,943)	(9,634)	(9,436)	(5,874)	-	(79)	(106,485)
Write-off *	-	-	-	-	365	57	-	-	-	-	422
Transfer	-	-	-		-	(313)	-	313	-	-	-
As of December 31, 2022	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(11,083)	(89,584)	(8,764)	(15,668)	(21,504)	(4,778)	-	(105)	(151,486)
Write-off *	-	-	-	-	1,947	-	-	911	-	-	2,858
Transfer	-	-	-	-	-	-	(6)	6	-	-	-
As of December 31, 2023	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)

Net book value:
As of December 31, 2023	1,334,699	2,776,077	156,022	276,320	47,056	41,971	96,874	53,992	12,134	871	4,796,016
As of December 31, 2022	1,257,045	2,189,814	167,105	223,453	26,023	43,027	80,656	38,658	14,734	976	4,041,491

*	Refers to intangible assets written-off as result of lack of expectation of future use.

(i)	Licenses with indefinite useful life: On March 18, 2022, MEC authorized the increase of 28 seats of Centro de Ensino São Lucas, located in the city of Ji-Parana, State of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.
(ii)	Goodwill: During the measurement period, the preliminary goodwill for the acquisition of Unigranrio was adjusted by R$39,100 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies and judicial deposits to be reimbursed by the selling shareholders.
(iii)	Goodwill: During the measurement period, R$8,637 of goodwill arising from the acquisition of RX PRO was reduced, in connection with management’s view of remote likelihood of RX PRO achieving the revenue goals estimated at the terms of the earn-out.
(iv)	Goodwill: During the measurement period, results of operation such as revenue differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 for the year ended December 31, 2023.
(v)	Business combination: On January 2, 2023, Afya Brazil acquired DelRey, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. See Note 5.
(vi)	On November 5, 2021, MEC authorized the operation of 120 medical school seats in Garanhuns, for which our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets. Total purchase price was R$108,000 of which 50% was paid in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Licenses with indefinite useful life include intangible assets acquired through business combinations. The licenses for medicine and other courses granted by MEC to the companies acquired have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives acquired through business combinations are allocated to the respective CGUs.

The Company performed its annual impairment test on December 31, 2023, 2022 and 2021. There was no impairment for goodwill and licenses with indefinite useful lives for the years ended December 31, 2023, 2022 and 2021.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The Company determines the recoverable amount of its CGUs based on the value-in-use. Estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amount as of December 31, 2023 and 2022 were as follows:

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU
	2023	2022	2023	2022	2023	2022
IPTAN	17,446	17,446	57,214	57,214	125,974	126,024
IESVAP	27,956	27,956	81,366	81,366	126,996	129,305
CCSI	4,664	4,664	56,737	56,737	54,550	53,540
IESP	73,838	73,838	179,693	179,693	332,104	322,968
FADEP	49,661	49,661	70,606	70,606	148,032	153,100
FASA	58,903	58,903	144,507	144,507	322,061	314,967
IPEMED	87,647	87,647	-	-	183,862	192,079
IPEC	-	-	108,000	108,000	157,984	148,067
UniRedentor	77,662	77,662	121,477	121,477	234,054	242,600
UniSL	4,420	4,420	273,795	273,795	401,143	398,492
FESAR	71,664	71,664	141,616	141,616	244,412	244,084
FCMPB	110,483	110,483	235,018	235,018	402,140	415,453
ITPAC Garanhuns	-	-	108,000	108,000	116,162	112,628
Content & Technology for medical education (Pillar 1) *	179,830	169,975	-	-	238,921	279,684
Practice Management Tools & Electronic Prescription (Pillar 3)	106,774	106,774	-	-	221,171	216,297
Clinical Decision Software (Pillar 2)	87,018	87,018	-	-	147,897	153,526
Cliquefarma	6,588	6,588	-	-	18,789	20,045
UnifipMoc	87,777	87,777	190,247	190,247	361,383	369,007
Unigranrio	169,173	169,173	421,538	421,538	833,665	854,861
RX PRO	29,809	29,809	-	-	34,748	36,675
Glic *	8,288	15,587	-	-	23,721	31,022
DelRey	75,098	-	586,263	-	854,313	-
	1,334,699	1,257,045	2,776,077	2,189,814	5,584,082	4,814,424

*	See above for further details on goodwill changes in 2023.

The main assumptions used by the Company to determine the value in use of the CGUs were:

Student enrollment - refers to the number of students that are currently enrolled in each CGU. The growth of students enrolled considers maturation of operations, limited by regulatory seats approved for each CGU.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Tuition fees - the monthly fee charged to students. Tuition fees are consistent with Management best expectations on prices charged and considers inflation for future periods.

Occupancy rate - the occupancy rate of the medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period.

Regulatory capacity - the regulatory capacity is defined by the number of medical schools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.

Faculty - refers to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.

Digital content platform revenues - refer to mobile app subscription, clinical management system, healthcare payments, medical imaging, online courses for digital content users and marketing for pharmaceutical industry. Business assumptions include management best expectations on long term targets for digital services segment operations, including total addressable market, market share and target prices including inflation.

Capital expenditures - refers to investments to be made on intangible assets related to developments and platform improvements especially on the digital services CGUs.

Discount rates - discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is between 12.48% and 15.14% in 2023 (between 13.14% and 15.40% in 2022).

Perpetuity growth rate - refers to growth rate considered by management on long term periods after the explicit projection period of five years. The growth rates range from 3.5% to 7.8%.

Significant estimate: impact of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2023, or a decrease of 25 basis points on estimated EBITDA would have not resulted in significant impacts on these consolidated financial statements.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets are as follows:

Customer relationships - medicine	6 years
Customer relationships - other courses	4.5 years
Software license	5 years
Education content	3 years
Trademarks	2 - 30 years
Developed technology	5 years

For the years ended December 31, 2023, 2022 and 2021, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13	Financial assets and financial liabilities

13.1	Financial assets

	2023	2022
At amortized cost:
Trade receivables	585,923	495,399
	585,923	495,399
Current	546,438	452,831
Non-current	39,485	42,568

13.2	Financial liabilities

	2023	2022
At amortized cost:
Trade payables	108,222	71,482
Loans and financing	1,800,775	1,882,901
Lease liabilities	874,569	769,525
Accounts payable to selling shareholders	566,867	528,678
Notes payable	-	62,176
	3,350,433	3,314,762
Current	678,370	573,030
Non-current	2,672,063	2,741,732

13.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2023	2022

Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.90% p.y.	2025	412,880	518,134
FINEP (b)	Brazilian real	TJLP p.y.	2027	11,193	8,418
Banco Itaú Unibanco S.A. (c)	Brazilian real	CDI + 1.75% p.y.	2024	21,405	32,252
Softbank (d)	Brazilian real	6.5% p.y.	2026	825,957	824,258
Debentures (e)	Brazilian real	CDI + 1.80% p.y.	2028	529,340	499,839
				1,800,775	1,882,901
Current				179,252	145,202
Non-current				1,621,523	1,737,699

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023. This agreement has financial covenants and the Company should not reduce its EBITDA by 50% or more year over year. As of December 31, 2023, the Company is compliant with all obligations set forth in this agreement.

On September 28, 2022, Afya Brazil signed an amendment with Banco Itaú Unibanco S.A in order to extend its debt profile, postponing the original repayments dates from 2022 and 2023 to 2023, 2024 and 2025. Due to such extension, the spread over CDI rate increased from 1.62% p.y to 1.90% p.y.

(b) On July 23, 2019, Medcel entered into a loan of R$16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, and new tranches were drawdown in March and June 2023 totaling R$5,288 in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank financial guarantee.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(c) On October 28, 2020, UnifipMoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$30,000. On June 30, 2021, this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024. There is no financial covenant related to this agreement.

(d) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of US$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

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

(e) On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1, totaling an aggregate amount of R$500.000, by means of a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (“CVM”) Rule No. 476. Afya expects to use the proceeds of the offering for general corporate purposes, strengthening its cash position, and extending its debt maturity profile. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

This transaction is subject to certain obligations including financial covenants. According to this offering, Afya shall maintain net debt (excluding Softbank transaction and lease liabilities) to adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until maturity date. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2023, the Company is compliant with all obligations set forth in the deed of issuance.

The transaction costs that are directly attributable to the issuance of debentures were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$3,115, including legal counsels and advisors.

13.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2023, 2022 and 2021 and the movements during the years are described below:

	Right-of-use assets	Lease liabilities

As of January 1, 2021	419,074	447,703
Additions	62,689	62,689
Remeasurement	95,962	95,962
Business combinations	139,514	139,514
Depreciation expense	(43,237)	-
Interest expense	-	67,212
Payments of lease liabilities	-	(20,075)
Payments of interest	-	(67,676)
Write-off (i)	(10,316)	(11,244)
As of December 31, 2021	663,686	714,085
Current	-	24,955
Non-current	663,686	689,130

	Right-of-use assets	Lease liabilities

As of January 1, 2022	663,686	714,085
Additions	42,250	42,250
Remeasurement	58,623	58,623
Depreciation expense	(54,684)	-
Interest expense	-	88,571
Payments of lease liabilities	-	(28,511)
Payments of interest	-	(85,001)
Write-off (i)	(19,802)	(20,492)
As of December 31, 2022	690,073	769,525
Current	-	32,459
Non-current	690,073	737,066

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Right-of-use assets	Lease liabilities
As of January 1, 2023	690,073	769,525
Additions	7,328	7,328
Remeasurement	70,387	70,387
Business combination	65,408	65,408
Depreciation expense	(63,118)	-
Interest expense	-	100,849
Payments of lease liabilities	-	(31,473)
Payments of interest	-	(103,911)
Write-off (i)	(2,469)	(3,544)
As of December 31, 2023	767,609	874,569
Current	-	36,898
Non-current	767,609	837,671

(i)	Refers to anticipated termination of real estate leasing contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$10,871 for the year ended December 31, 2023 (R$12,153 and R$11,229 for the years ended December 31, 2022 and 2021, respectively).

13.2.3	Accounts payable to selling shareholders

	2023	2022

Acquisition of IPEMED (a)	12,805	22,654
Acquisition of UniRedentor (b)	27,155	72,064
Acquisition of UniSL (c)	15,064	37,301
Acquisition of FCMPB (d)	63,168	111,755
Acquisition of Medical Harbour (e)	3,000	4,053
Acquisition of Shosp (f)	454	2,206
Acquisition of Unigranrio (g)	156,235	216,716
Acquisition of RX PRO (h)	-	1,781
Acquisition of Guaranhuns (i)	-	30,653
Acquisition of Além da Medicina (j)	18,325	11,996
Acquisition of CardioPapers (k)	14,173	7,979
Acquisition of Glic (l)	-	9,520
Acquisition of DelRey (m)	256,488	-
	566,867	528,678
Current	353,998	261,711
Non-current	212,869	266,967

	2023	2022	2021

Opening balance	528,678	679,826	518,240
Cash flows - Payments and deductions	(225,460)	(236,760)	(180,020)
Payment of interest (i)	(55,989)	(24,428)	(12,661)
Acquisition of licenses	-	24,408	54,000
Interest	85,069	68,064	31,915
Additions - Consideration to be transferred on business combinations	234,000	-	243,816
Consideration to be transferred on business combinations (earn-outs)	-	27,921	24,536
Reversals	-	(10,353)	-
Remeasurement of earn-outs (ii)	2,556	-	-
Other	(1,987)	-	-
Closing balance	566,867	528,678	679,826

(i)	Payment of interest from acquisition of subsidiaries are included in cash flows from investing activities.
(ii)	During the measurement period, management’s expectation has been reviewed based on performance for revenue goals and the contingent consideration for the acquisition of Além da Medicina, CardioPapers and Glic have been remeasured by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 as of December 31, 2023. These are measured by the Company at the present value.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(a) On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$45,303 is payable in five equal installments of R$9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(b) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(c) On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$60,456 was paid in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021. The open balance as of December 2023 relates to the amount due from additional seats and will be paid in 2024.

(d) On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(e) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out of R$9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$3,000 will be paid in 2024 and is based on the facts and circumstances as of December 31, 2023.

(f) On May 13, 2021, Afya Brazil acquired 100% of Shosp which included an earn-out of R$513 paid in August 2023 related to product development and R$454 will be paid until 2026.

(g) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price was R$618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

(h) On October 1, 2021, Afya Brazil acquired 100% of RX PRO and an earn-out of up to R$21,000 is payable in relation to revenue achievements until 2024. The contingent consideration of R$1,781 accounted for on December 31, 2022 was remeasured and reversed in 2023 based on the facts and circumstances as of December 31, 2023.

(i) On November 5, 2021, Afya Brazil concluded the acquisition of 100% of ITPAC Garanhuns and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 was paid in two equal installments, adjusted by the CDI rate, in November 2022 and November 2023.

(j) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The purchase consideration was adjusted by R$763 in favor of the selling shareholders. The contingent consideration of R$18,325 is based on the estimated payment considering the facts and circumstances as of December 31, 2023.

(k) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The purchase consideration was adjusted by R$333 in favor of Afya. The contingent consideration of R$14,173 is based on the estimated payment considering the facts and circumstances as of December 31, 2023.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(l) On March 23, 2022, Afya Brazil acquired 100% of Glic and an earn-out of up to R$12,000 is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$9,520 accounted for in December 31, 2022, was partially paid in 2023 (R$3,000) and the remaining balance was remeasured and reversed in 2023 considering the facts and circumstances as of December 31, 2023.

(m) On January 2, 2023, Afya Brazil acquired 100% of DelRey. The aggregate purchase price is R$816,236 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 (which includes R$16,000 purchase consideration adjustment, in favor of the Company) is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate. The aggregate purchase also includes R$7,236 estimated at fair value at the date of acquisition related to an offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers and not part of the transaction.

13.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho, State of Rondônia, were acquired in such transaction. As of December 31, 2023, all balances of Notes payable were paid and adjusted by 100% of IPCA-E. Below are the carrying amounts of notes payable and the movements during the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021

Opening balance	62,176	72,726	76,181
Payments (i)	(49,347)	(12,000)	(9,800)
Payments of interest (i)	(15,529)	(3,008)	(1,268)
Monetary indexation	2,700	4,458	7,613
Closing balance	-	62,176	72,726
Current	-	62,176	14,478
Non-current	-	-	58,248

(i)	The amounts are included in cash flows from investing activities.

13.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2023		2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	39,485	39,485	42,568	42,568
	39,485	39,485	42,568	42,568

Financial liabilities
Loans and financing	1,800,775	1,795,752	1,882,901	1,934,295
Lease liabilities	874,569	874,569	769,525	769,525
Accounts payable to selling shareholders	566,867	566,867	528,678	528,678
Notes payable	-	-	62,176	62,176
	3,242,211	3,237,188	3,243,280	3,294,674

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company assessed that the fair values of current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy during the years ended December 31, 2023 and 2022.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at December 31, 2023 was assessed to be insignificant.

13.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s main financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

13.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of December 31, 2023.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	2023	Index - % per year	Base rate
Cash equivalents	518,111	100.8% of CDI	60,846
Loans and financing	(529,340)	CDI + 1.8%	(71,196)
Loans and financing	(412,880)	CDI + 1.9%	(55,945)
Loans and financing	(11,193)	TJLP	(733)
Loans and financing	(21,405)	CDI + 1.75%	(2,868)
Accounts payable to selling shareholders	(274,428)	CDI	(31,971)
Accounts payable to selling shareholders	(256,488)	SELIC	(29,881)
Net exposure			(131,748)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Increase in basis points
	+75	+150
Effect on profit before tax	(7,407)	(14,814)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23,173 as of December 31, 2023 (December 31, 2022: R$24,447).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$4.8413 to U.S. dollar 1.00) as of December 31, 2023, with all other variables held constant.

	Exposure	+10%	-10%

Cash equivalents	23,173	2,317	(2,317)

13.4.2	Credit risk

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

The Company’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2023 and 2022 is the carrying amounts of its financial assets.

13.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	108,222	-	-	-	108,222
Loans and financing	298,981	1,383,255	568,326	-	2,250,562
Lease liabilities	137,735	268,724	255,456	1,261,213	1,923,128
Accounts payable to selling shareholders	387,693	231,478	-	-	619,171
Advances from customers	153,485	-	-	-	153,485
	1,086,116	1,883,457	823,782	1,261,213	5,054,568

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	71,482	-	-	-	71,482
Loans and financing	287,741	788,190	1,237,599	-	2,313,530
Lease liabilities	117,506	234,688	219,127	1,139,771	1,711,092
Accounts payable to selling shareholders	282,481	339,281	-	-	621,762
Notes payable	62,176	-	-	-	62,176
Advances from customers	133,050	-	-	-	133,050
	954,436	1,362,159	1,456,726	1,139,771	4,913,092

13.5	Changes in liabilities arising from financing activities

	January 1, 2023	Payments of principal	Payments of interest	Additions	Interest	Business combination	Other	December 31, 2023

Loans and financing (i)	1,882,901	(112,630)	(175,889)	5,288	197,678	-	3,427	1,800,775
Lease liabilities (i)	769,525	(31,473)	(103,911)	77,715	100,849	65,408	(3,544)	874,569
Dividends payable	-	(18,750)	-	18,750	-	-	-	-
	2,652,426	(162,853)	(279,800)	101,753	298,527	65,408	(117)	2,675,344

	January 1, 2022	Payments of principal	Payments of interest	Additions	Interest	Business combinations	Other	December 31, 2022

Loans and financing (i)	1,374,876	(1,791)	(116,587)	496,885	127,559	-	1,959	1,882,901
Lease liabilities (i)	714,085	(28,511)	(85,001)	100,873	88,571	-	(20,492)	769,525
Dividends payable	-	(19,736)	-	19,736	-	-	-	-
	2,088,961	(50,038)	(201,588)	617,494	216,130	-	(18,533)	2,652,426

	January 1, 2021	Payments of principal	Payments of interest	Additions (ii)	Interest	Business combinations	Other	December 31, 2021

Loans and financing (i)	617,485	(107,766)	(50,310)	809,539	68,909	36,591	428	1,374,876
Lease liabilities (i)	447,703	(20,075)	(67,676)	158,651	67,212	139,514	(11,244)	714,085
Dividends payable	-	(18,648)	-	18,648	-	-	-	-
	1,065,188	(146,489)	(117,986)	986,838	136,121	176,105	(10,816)	2,088,961

(i)	Payment of interest of loan and financing and lease liabilities are included in cash flows from financing activities.
(ii)	The additions of loans and financing in 2021 include proceeds from the SoftBank transaction of R$822,569, net of the transaction costs of R$13,030.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Fair value measurement

The table below provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2023 and 2022.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2023
Assets for which fair values are disclosed
Trade receivables (non-current)	39,485	-	39,485	-

Liabilities for which fair values are disclosed
Loans and financing	(1,795,752)	-	(1,795,752)	-
Lease liabilities	(874,569)	-	(874,569)	-
Accounts payable to selling shareholders	(566,867)	-	(566,867)	-

December 31, 2022
Assets for which fair values are disclosed
Trade receivables (non-current)	42,568	-	42,568	-

Liabilities for which fair values are disclosed
Loans and financing	(1,934,295)	-	(1,934,295)	-
Lease liabilities	(769,525)	-	(769,525)	-
Accounts payable to selling shareholders	(528,678)	-	(528,678)	-
Notes payable	(62,176)	-	(62,176)	-

There were no transfers between Levels during the period or year presented.

15	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022.

16	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and selling, general and administrative expenses of R$22,185, R$24,248 and R$25,587 in the years ended December 31, 2023, 2022 and 2021, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the strike price, as approved, on July 29, 2020 and July 8, 2022, resulting in the strike price of the tranches still to be vested, at the later date, having their strike price modified to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the Certificado de Depósito Interbancário (CDI index), excluding dividends. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair values of the repriced options at modification dates over the vesting period of the stock options.

The average incremental fair value, as result of the modification occurred on July 8, 2022, was R$3.84 Brazilian Reais per option. The table below lists the inputs to the valuation model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price at the measurement date	R$83	R$91 - R$140
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	48% - 59%	48% - 59%
Risk-free interest rate (%)	13% - 15%	13% - 15%
Expected life of stock options (years)	1 - 4	1 - 4
Share price at the measurement date	R$48	R$48
Valuation model	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

On July 31, 2023, the People and ESG Committee approved a further change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with strike price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs) with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remains the same as the original plan, resulting in a weighted average conversion ratio of 0.12 RSUs per stock option. As result, the exchange from stock options to RSUs was deemed as a replacement award and thus assessed as a modification by the Company and accounted in accordance with IFRS 2, since the beneficiaries will have a 'value for value’ benefit of settling its award for no cash consideration.

The key inputs to the valuation model used to determine the total fair value of the stock options for conversion to RSUs are as follows:

Modified plan
Strike price at the measurement date	R$95 - R$160
Dividend yield (%)	0.0%
Expected volatility (%)	45% - 48%
Risk-free interest rate (%)	10% - 12%
Expected life of stock options (years)	1 - 5
Share price at the measurement date	R$75
Valuation model	Binomial
Weighted average conversion rate (RSUs/Stock options)	0.12

Moreover, the People and ESG Committee also approved, on July 31, 2023, a modification in the index rate to the strike prices of its granted stock options. The result is that strike prices are now adjusted by the Brazilian inflation rate (IPCA) instead of the CDI rate. These changes were accounted as modifications in accordance with IFRS 2. The average incremental fair value, as result of the modification occurred on such date, was R$2.10 Brazilian Reais per stock option. The table below lists the inputs to the valuation model used to determine the incremental fair value of the stock options as result of the modification:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Modified plan	Original plan
Strike price index	IPCA	CDI
Strike price at the measurement date	R$59 - 104	R$59 - 104
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	45% - 54%	45% - 54%
Risk-free interest rate (%)	10% - 12%	10% - 12%
Expected life of stock options (years)	0 - 5	0 - 5
Share price at the measurement date	R$75	R$75
Valuation model	Binomial	Binomial
Weighted average fair value at the measurement date	R$28.10	R$26.00

On February 13, 2023, April 17, 2023, August 1, 2023, October 1, 2023 and December 1, 2023 the Company granted 15,000, 30,000, 153,000, 37,000 and 232,000, respectively, additional stock options:

	February 2023	April 2023	August 2023	October 2023	December 2023
Strike price at the measurement date	R$56	R$57	R$59	R$59	R$60
Dividend yield (%)	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	46% - 56%	48% - 55%	47% - 56%	44% - 56%	34% - 56%
Risk-free interest rate (%)	13%	11% - 13%	10% - 12%	11% - 12%	10% - 11%
Expected life of stock options (years)	1 - 5	1 - 5	1 - 5	1 - 5	1 - 5
Share price at the measurement date	R$70.69	R$62.51	R$76.45	R$79.12	R$100.97
Valuation model	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$29.54	R$32.04	R$37.04	R$38.67	R$54.25

The table below illustrates the number and movements in stock options for the years ended December 31, 2023, 2022 and 2021:

		Weighted average strike price (in Brazilian Reais)	Number of stock options
	2023		2022	2021
Outstanding at January 1	79.47	3,729,287	3,086,728	2,510,983
Granted	60.83	467,000	1,234,919	1,170,000
Exercised	59.67	(164,214)	-	(442,669)
Stock options exchanged to RSUs	-	(1,751,599)	-	-
Forfeited	110.95	(333,111)	(365,749)	(60,000)
Expired	94.17	(251,299)	(226,611)	(91,586)
Outstanding at December 31	64.33	1,696,064	3,729,287	3,086,728
Exercisable	86.23	242,235	1,133,774	542,061

The share-based compensation expense recognized in selling, general and administrative expenses in the statement of income for the year ended December 31, 2023 was R$20,850 (R$27,242 and R$43,377 in 2022 and 2021, respectively).

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

In July 2022 and September 2022, 442,546 and 4,678 RSUs were granted, respectively, to Afya’s executives, with vesting periods from May 2023 to May 2026. Fair values at grant date were R$48.24 and R$72.59, respectively. On February 2, April 17, August 1, October 1 and December 1, 2023, 8,000, 16,000, 153,490, 63,000 and 76,600 RSUs were granted to Afya’s executives, respectively, with vesting periods from May 2024 to May 2027. Fair value at grant date was R$70.69, R$62.51, R$76.45, R$79.12 and R$100.97, respectively.

As described above, on July 31, 2023, the holders of stock options granted before July 11, 2022 were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs).

The table below illustrates the number and movements in RSUs for the years ended December 31, 2023 and 2022:

	2023	2022

Outstanding at January 1	447,224	-
Granted	317,090	447,224
Stock options exchanged to RSUs	215,797	-
Exercised	(99,576)	-
Forfeited	(26,104)	-
Outstanding at December 31	854,431	447,224

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

Total RSU expense recognized in selling, general and administrative expenses in the statement of income for the year ended December 31, 2023 amount R$10,685 (December 31, 2022: R$4,032). Labor and social obligations amount R$7,171 as of December 31, 2023 (December 31, 2022: R$2,167).

17	Equity

a) Share capital

As of December 31, 2023 and 2022, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares. As of December 31, 2023 and 2022, the Company’s authorized capital was US$50 thousand.

b) Dividends

In the year ended December 31, 2023, CCSI and IESVAP approved the payment of dividends of R$65,539, which R$46,788 was distributed to Afya and R$18,750 to non-controlling shareholders (December 31, 2022: R$66,828, which R$47,092 was distributed to Afya and R$19,736 to non-controlling shareholders and December 31, 2021: R$65,521, which R$46,873 was distributed to Afya and R$18,648 to non-controlling shareholders).

c) Share repurchase program

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

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

During the year ended December 31, 2023, the Company’s cash outflow was R$12,369 (December 31, 2022: R$152,317 and December 31, 2021: R$213,722).

The table below illustrates the number and movements in treasury shares during the years ended December 31, 2023, 2022 and 2021:

	Number of treasury shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-	-
Repurchased	2,142,051	119.99
Transferred from exercise of stock options	(442,669)	124.26
Transferred from shares contribution	(44,455)	111.94
Outstanding at December 31, 2021	1,654,927	92.23

Repurchased	2,131,358	71.46
Outstanding at December 31, 2022	3,786,285	80.54

Repurchased	216,339	57.17
Delivered under the share-based compensation plan	(229,146)	79.28
Outstanding at December 31, 2023	3,773,478	79.28

18	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the year.

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

Softbank’s series A perpetual convertible preferred shares are antidilutive as of December 31, 2023, 2022 and 2021 and are not included on diluted earnings per share.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below reflects the net income and share data used in the basic and diluted EPS calculations:

	2023	2022	2021
Numerator
Net income attributable to equity holders of the parent	386,324	373,569	223,326
Denominator
Weighted average number of outstanding shares	89,830,351	90,335,037	93,291,480
Effects of dilution from stock options and restricted share units	706,492	329,085	811,818
Weighted average number of outstanding shares adjusted for the effect of dilution	90,536,843	90,664,122	94,103,298

Basic earnings per share (R$)	4.30	4.14	2.39
Diluted earnings per share (R$)	4.27	4.12	2.37

19	Revenue

	2023	2022	2021

Tuition fees	3,505,250	2,827,567	2,124,589
Other	263,937	213,040	167,441
Deductions
Discount and scholarships	(240,314)	(241,404)	(229,254)
Early payment discounts	(195,054)	(92,234)	(49,879)
Returns	(27,743)	(45,402)	(42,373)
Taxes	(142,825)	(107,004)	(74,232)
PROUNI	(287,338)	(225,506)	(176,921)
Revenue from contracts with customers	2,875,913	2,329,057	1,719,371

Timing of revenue recognition of revenue from contracts with customers:
Tuition, digital content and app subscription fees - Transferred over time	2,821,251	2,273,578	1,640,889
Other - Transferred at a point in time	54,662	55,479	78,482

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the Social Integration Program tax (Programa de Integração Social, or PIS) and the Social Contribution on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The table below presents statements of income for the Company’s operating segments for the years ended December 31, 2023, 2022 and 2021:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2023

Types of services or goods	2,511,018	146,827	229,285	(11,217)	2,875,913
Tuition fees	2,494,121	146,477	-	-	2,640,598
Other	16,897	350	229,285	(11,217)	235,315

Timing of revenue recognition	2,511,018	146,827	229,285	(11,217)	2,875,913
Transferred over time	2,494,121	146,827	191,520	(11,217)	2,821,251
Transferred at a point in time	16,897	-	37,765	-	54,662

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2022

Types of services or goods	2,037,889	108,806	189,984	(7,622)	2,329,057
Tuition fees	2,023,128	108,648	-	-	2,131,776
Other	14,761	158	189,984	(7,622)	197,281

Timing of revenue recognition	2,037,889	108,806	189,984	(7,622)	2,329,057
Transferred over time	2,024,373	108,806	145,939	(5,540)	2,273,578
Transferred at a point in time	13,516	-	44,045	(2,082)	55,479

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2021

Types of services or goods	1,498,408	72,983	151,958	(3,978)	1,719,371
Tuition fees	1,486,111	72,983	-	-	1,559,094
Other	12,297	-	151,958	(3,978)	160,277

Timing of revenue recognition	1,498,408	72,983	151,958	(3,978)	1,719,371
Transferred over time	1,486,111	72,983	81,795	-	1,640,889
Transferred at a point in time	12,297	-	70,163	(3,978)	78,482

20	Expenses and costs by nature

	2023	2022	2021

Cost of services	(1,109,813)	(859,552)	(652,300)
Selling, general and administrative expenses	(1,014,684)	(798,153)	(622,615)
	(2,124,497)	(1,657,705)	(1,274,915)

Payroll	(1,085,144)	(880,664)	(677,564)
Hospital and medical agreements	(86,151)	(66,065)	(37,449)
Depreciation and amortization	(289,511)	(206,220)	(154,220)
Lease expenses	(10,871)	(12,153)	(11,229)
Utilities	(20,403)	(17,682)	(10,643)
Maintenance	(105,919)	(76,475)	(47,141)
Share-based compensation	(31,535)	(31,274)	(43,377)
Tax expenses	(14,447)	(10,518)	(7,997)
Pedagogical services	(64,081)	(48,084)	(47,881)
Sales and marketing	(74,140)	(48,217)	(39,506)
Allowance for expected credit losses	(74,552)	(42,708)	(47,819)
Travel expenses	(16,098)	(14,003)	(7,542)
Consulting fees	(62,630)	(35,326)	(38,818)
Other	(189,015)	(168,316)	(103,729)
	(2,124,497)	(1,657,705)	(1,274,915)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Finance result

	2023	2022	2021

Income from financial investments	73,672	67,810	35,773
Interest received	33,450	27,197	23,040
Other	3,520	7,035	5,753
Finance income	110,642	102,042	64,566

Interest expense	(285,447)	(200,081)	(108,437)
Interest expense on lease liabilities	(100,849)	(88,571)	(67,212)
Financial discounts granted	(30,891)	(24,092)	(23,193)
Bank fees	(7,163)	(8,623)	(7,878)
Foreign exchange loss, net	(681)	(852)	(17,973)
IOF taxes (taxes on financial transactions)	(1,947)	(178)	(3,306)
Other	(30,638)	(27,496)	(15,797)
Finance expenses	(457,616)	(349,893)	(243,796)

Finance result	(346,974)	(247,851)	(179,230)

22	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The table below is a reconciliation of income tax expense to profit for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021

Income before income taxes	429,582	428,433	273,462
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(146,058)	(145,667)	(92,977)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(32,274)	(32,859)	(37,794)
PROUNI - Fiscal Incentive (i)	309,952	270,062	194,830
Unrecognized deferred tax assets	(154,062)	(117,377)	(86,233)
Recognized deferred tax assets	3,233	-	-
Presumed profit income tax regime effect (ii)	(8,787)	(1,549)	(7,066)
Permanent adjustments	(4,687)	(12,226)	(6,232)
Other	8,517	3,939	4,293
Income taxes expense - current	(24,166)	(35,677)	(31,179)
Effective rate	5.62%	8.33%	11.40%

(i)	The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by said Law.
(ii)	Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of December 31, 2023, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,211,909 (tax-basis) (December 31, 2022: R$778,080 (tax-basis)) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts, except the amount as of R$9,508 of tax basis from one subsidiary, where the Company recognize deferred tax assets that is expected to be compensated in next years.

23	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	16,597	6,017	57,638	80,252
Additions	5,418	5,101	14,225	24,744
Reversals	(1,044)	(1,470)	(7,334)	(9,848)
Balances as of December 31, 2021	25,490	22,928	99,869	148,287
Additions	2,300	7,911	63,698	73,909
Reversals	(5,306)	(6,175)	(14,861)	(26,342)
Balances as of December 31, 2022	22,484	24,664	148,706	195,854
Business combination	64	88	-	152
Additions	3,424	5,875	9,037	18,336
Reversals (i)	(3,251)	(9,327)	(97,403)	(109,981)
Balances as of December 31, 2023	22,721	21,300	60,340	104,361

(i)	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding with respect to ISS (tax on services) with the municipality of Rio de Janeiro, which result in a payment of R$14,819. The selling shareholders of Unigranrio agreed to pay R$5,438 regarding this matter, which was deducted from the accounts payable to selling shareholders. The Company had a provision of R$53,302 and an indemnification asset from the selling shareholders of R$20,000 (in light of the indemnification clauses as defined at acquisition of Unigranrio), in respect to such tax proceedings. The difference between the provision, indemnification asset and the actual paid amount was recorded as Other income (expenses), net on the consolidated statements of income and comprehensive income.

The major labor proceedings to which the Company is a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relates to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2023	2022

Labor	32,683	13,914
Civil	51,319	59,603
Taxes and social security	5,669	4,931
	89,671	78,448

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other assets (non-current) in the amount of R$14,187 as of December 31, 2023 (December 31, 2022: R$12,693).

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

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$81,855 (December 31, 2022: R$145,300) is presented in non-current other assets.

24	Non-cash transactions

During the years ended December 31, 2023, 2022 and 2021, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	2023	2022	2021

Issuance of shares for acquisition of iClinic	-	-	71,500
Issuance of shares for acquisition of Cliquefarma	-	-	3,000
Issuance of shares for acquisition of RX PRO	-	-	5,112
Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	2,556	-	-
Provision for legal proceedings with corresponding indemnification asset	20,000	48,333	4,232
Additions and remeasurements of right-of-use assets and lease liabilities	77,715	100,873	158,651

25	Subsequent event

Medical seats increase in FIP Guanambi

On January 24, 2024, MEC authorized the increase of 40 medical seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which will result in an additional payment of R$49,600. With the authorization, Afya reaches 100 medical seats on this campus, and 3,203 total approved seats.

***

