Form 20-F
period 2024-12-31
Afya Ltd
filed 2025-04-29
CIK 1771007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to .

Commission file number: 001-38992

AFYA LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Alameda Oscar Niemeyer, No. 119, 15th floor
Vila da Serra, Nova Lima
Minas Gerais — MG, Brazil
(Address of principal executive offices)

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Tel.: +55 (31) 3515-7550 Email: ir@afya.com.br
Alameda Oscar Niemeyer, No. 119, 15th floor
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

The number of outstanding shares as of December 31, 2024 was 49,920,068 Class A common shares and 43,802,763 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐ No ☒

i

ii

PART I
INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this annual report to “Afya Brazil” refer to Afya Participações S.A.; all references in this annual report to “Medcel” refer to Medcel Editora e Eventos S.A. (merged by Afya Brazil in 2024); and all references in this annual report to “IPTAN” refer to IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., “IESVAP” refer to Instituto de Educação Superior do Vale do Parnaíba S.A., “CCSI” refer to Centro de Ciências em Saúde de Itajubá S.A., “IESP” refer to Instituto de Ensino Superior do Piauí S.A., “FADEP” refer to FADEP—Faculdade Educacional de Pato Branco Ltda., “FASA” refer to Instituto Educacional Santo Agostinho S.A., “IPEMED” refer to Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (merged by Afya Brazil in 2024), “IPEC” refer to Instituto Paraense de Educação e Cultura Ltda., “UniRedentor” refer to Sociedade Universitária Redentor S.A., “UniSL” refer to Centro Universitário São Lucas Ltda., “PEBMED” refer to PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (merged by Afya Brazil in 2024), “FESAR” refer to Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A., “MedPhone” refer to MedPhone Tecnologia em Saúde Ltda. (merged by Afya Brazil in 2022), “FCMPB” refer to Centro Superior de Ciências da Saúde Ltda., “UnifipMoc” refer to Sociedade Padrão de Educação Superior Ltda., “iClinic” refer to iClinic Desenvolvimento de Software S.A., “Medicinae” refer to Medicinae Solutions S.A., “Medical Harbour” refer to Medical Harbour Aparelhos Médico-Hospitalares e Serviços em Tecnologia Ltda., “Cliquefarma” refer to Cliquefarma Drogarias Online Ltda., “Shosp” refer to Shosp Tecnologia da Informação Ltda., “Unigranrio” refer to Companhia Nilza Cordeiro Herdy de Educação e Cultura, and Policlínica e Centro de Estética Duque de Caxias Ltda. (merged by Unigranrio in 2024), collectively, “RX PRO” refer to RX PRO Soluções de Tecnologia Ltda., “Garanhuns” refer to Faculdade ITPAC Garanhuns - Instituto Tocantinense Presidente Antonio Carlos Ltda., “Além da Medicina” refer to BMV Atividades Médicas Ltda. (merged by Afya Brazil in 2024), “CardioPapers” refer to Cardiopapers Soluções Digitais Ltda. (merged by Afya Brazil in 2024), “Glic” refer to Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda., “DelRey” refer to Sociedade Educacional e Cultural Sergipe DelRey Ltda., “UNIVAÇO” refer União Educacional do Vale do Aço S.A., “ITPAC Araguaína” refer to ITPAC - Instituto Tocantinense Presidente Antônio Carlos S.A., “ITPAC Porto” refer to ITPAC Porto - Instituto Tocantinense Presidente Antônio Carlos Porto S.A., “UEPC” refer to União Educacional do Planalto Central S.A., “Unidom” refer to Unidom Participações S.A. (merged by Afya Brazil in 2025), “IBES” refer to Instituição Baiana de Ensino Superior Ltda., “Sessa” refer to SESSA — Sociedade de Educação Superior do Semi-Árido Ltda., and “FUNIC” refer to Faculdade Masterclass Ltda.

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

The consolidated financial information of Afya contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to Afya’s consolidated financial statements included elsewhere in this annual report.

Afya is a holding company, and as such, the primary source of revenue derives from its interest in its operational companies in Brazil. As a result, Afya’s functional currency as well as that of its subsidiaries is the Brazilian real. We prepare our annual consolidated financial statements in accordance with IFRS Accounting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31.

Convenience Translation

The reporting currency for our audited consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Central Bank on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Central Bank offer exchange rate published on December 31, 2024, which was R$6.1923 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate.

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

Forward-Looking Statements

This annual report on Form 20-F contains information that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things, our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our ability to implement our business strategy;
•	changes in government regulations and legislation applicable to the education industry in Brazil, both in the traditional and distance learning segments, including tax regulations and/or legislation;
•	government interventions, including changes in, or termination of, education industry programs such as the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior), or FIES, and/or the University for All Program (Programa Universidade para Todos), or PROUNI, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
•	changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;
•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
•	the availability of government authorizations on terms and conditions and within periods acceptable to us;
•	developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally;
•	our ability to continue attracting and retaining new students;
•	our ability to maintain the academic quality of our programs;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•	the availability of qualified personnel and the ability to retain such personnel;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholder;
•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;
•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; and
•	the other factors discussed under the section “Risk Factors” in this annual report on Form 20-F.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. The accompanying information contained in this annual report on Form 20-F, including without limitation the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” identifies important factors that could cause such differences. In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this annual report on Form 20-F not to occur.

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

A.       Reserved

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Summary of Risk Factors

An investment in our Class A common shares is subject to several risks, including risks relating to our business and industry, risks relating to Brazil and risks relating to our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Certain Risks Relating to Our Business and Industry

•	We face significant competition in each program we offer. If our competition increases or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected. We compete with various public and private post-secondary education institutions, including distance learning institutions and remote locations. If our competition increases due to lighter regulatory constraints or otherwise, or if we fail to compete effectively, our business, results of operations and financial condition could be materially affected.

•	Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.
•	If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected. We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements.
•	An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows.
•	We may face challenges in identifying and acquiring new medical higher education institutions, which could hinder our strategic and financial goals. Additionally, difficulties in effectively integrating and managing an increasing number of acquisitions may adversely affect our strategic objectives. We aim to expand our operations by acquiring medical higher education institutions and healthtech companies, including potentially significant and strategically relevant acquisitions. However, we cannot guarantee the identification or acquisition of suitable medical education institutions on favorable terms or at all. Additionally, integrating acquired companies may present challenges, such as managing a larger, geographically dispersed workforce, implementing uniform controls, procedures, and policies, and incurring high or unexpected integration costs.
•	We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected. If adequate funds are unavailable or are not available on acceptable terms, we may be unable to fund our expansion, capitalize on acquisition opportunities, develop or enhance our product and service portfolio, or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.
•	Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs. Any adverse economic, market or regulatory factors affecting such medical courses and health sciences programs could decrease demand, which could materially adversely affect us. Economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services.

Certain Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved increases or decreases in interest rates, changes in fiscal policies, wage and price controls, currency devaluations, capital controls, import and export restrictions, among others. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil.
•	Economic uncertainty and political instability in Brazil may harm our business and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.

•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.

Certain Risks Relating to Our Class A Common Shares

•	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired. Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. The stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected.
•	The concentration of ownership and voting power in Bertelsmann, our controlling shareholder, limits your ability to influence corporate matters. Bertelsmann, our controlling shareholder, owns 77.8% of our outstanding Class B common shares as of the date of this annual report, which, together with its ownership of 57.0% of our outstanding Class A common shares, represent approximately 67.1% of our outstanding share capital and 75.8% of the voting power of our outstanding share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. So long as Bertelsmann and the Esteves Family continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control the outcome of all decisions at our shareholders’ meetings.
•	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly. The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur, including by our controlling shareholder.
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences. Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2024. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

Certain Risks Relating to Our Business and Industry

We face significant competition in each program we offer. If our competition increases or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete with various public and private post-secondary education institutions, including distance learning institutions and we expect existing competitors and new entrants to revise and improve their business models constantly in response to challenges from competing businesses, including ours. Our competitors may offer programs or courses similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, have more conveniently located campuses with better infrastructure, introduce new or improved delivery of online education and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, or charge lower tuition. In any of these cases, our ability to grow our revenue and achieve profitability could be compromised.

Particularly with our Continuing Education segment, we have recently experienced increasing competition from traditional education institutions that previously had been limited to providing undergraduate courses and have since begun to offer graduate programs. Increased competition in the graduate program landscape within our Continuing Education segment may result in pricing pressure for us in terms of the percentage of tuition and fees we are able to negotiate. The competitive landscape may also result in longer and more complex sales cycles with prospective students or a decrease in our market share, any of which could negatively affect our revenue and future operating results and our ability to grow our business.

For undergraduate programs, the expansion of medicine courses in Brazil is subject to restrictive requirements, under the “Mais Médicos” program. Among the criteria that support the creation of medical schools seats, two relevant aspects are (i) the importance of these new openings in a specified region, and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization. In connection with these requirements, and in order to evaluate the impacts of the opening of medical courses in Brazil, on April 5, 2018, MEC issued Ordinance No. 328/2018, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. This ordinance was revoked on April 5, 2023 by MEC through Ordinance No. 650/2023.

However, following the enactment of Ordinance No. 328/2018, certain educational institutions began to judicially challenge these restrictions before Brazilian courts and sought to compel MEC to receive and review requests (i) for new medicine courses, not observing the public call requirements set forth in Article 3 of Law No. 12,871/2013, or the “Mais Médicos” Law, and (ii) for an increase in the number of medicine seats for existing undergraduate courses, in each case by alleging that these rules amounted to an undue restriction on freedom of competition. In response to those judicial claims, the Brazilian National Association of Private Universities (Associação Nacional das Universidades Particulares) filed the Declaratory Action of Constitutionality (Ação Declaratória de Constitucionalidade) No. 81 towards the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the Brazilian Supreme Court, to discuss the constitutionality of Article 3 of the “Mais Médicos” Law. Brazil’s Medicine Federal Council (Conselho Federal de Medicina, or CFM) manifested in the Declaratory Action of Constitutionality No. 81 against the judicial authorization of new medical courses or increase in the number of medicine seats. On August 8, 2023, the Brazilian Supreme Court issued a preliminary ruling affirming the constitutionality of Article 3, which requires new medical courses to adhere to the established public call process. To address numerous administrative proceedings before MEC arising from judicial decisions outside the Mais Médicos program, the Court limited the effects of its ruling, allowing these proceedings to continue under MEC’s review. Specifically, the Court directed MEC to assess cases that have progressed beyond the documentary review phase for compliance with decision-making standards set by the Department of Regulation and Supervision of Higher Education (SERES) under Ordinance No. 531/2023. However, there is a risk that these standards may be relaxed as a result of CNE rulings or future judicial decisions that set aside the applicability of Ordinance No. 531. As of May 9, 2024, the Attorney General’s Office (Advocacia-Geral da União, or AGU) reported that MEC had 206 requests for new courses or increase in the number of medicine seats under analysis, of which 11 proceedings were already suspended pursuant to court decisions, resulting in a total of 195 proceedings pending review.

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

For more information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview.”

We may not be able to update, improve or offer the content of our existing programs to our students on a cost-effective basis, which may materially and adversely affect our ability to attract and retain students.

To differentiate ourselves and remain competitive, we must continually update our courses and develop new educational programs, including through the adoption of new technological tools. We may not be able to introduce new educational programs at the same pace as our competitors or at the pace required by the market. As such, we are subject to significant execution risk given the technological needs, the expectations of our customers and market standards change rapidly, especially with the increasing adoption of artificial intelligence (AI) technologies. Additionally, updates to our current courses and the development of new educational programs may not be readily accepted by our students or by the market. If we do not adequately modify our educational programs in response to market demand, whether due to financial restrictions, unusual technological changes or other factors, or if our students do not respond positively to our innovations, our ability to attract and retain students may be impaired and we may be materially and adversely affected.

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

If we fail to maintain the quality of our educational programs, our reputation, student enrollment, and financial performance may suffer. The perceived quality of our medical education programs, including residency preparation, specialization test preparation and graduate courses within our Continuing Education segment, is critical to attracting and retaining students. Any decline in academic standards, deficiencies in faculty expertise, ineffective curriculum design, inadequate infrastructure, or failure to adapt to evolving industry and regulatory requirements could diminish our competitive position. Additionally, as we expand our offerings and delivery methods—including digital and in-person content—ensuring consistency and effectiveness across platforms is essential. Negative student outcomes, such as lower test pass rates or dissatisfaction with career preparedness, could also harm our reputation and reduce demand for our Continuing Education programs. If we are unable to sustain high-quality educational services, student enrollment may decline, adversely impacting our revenues, growth prospects, and overall business.

We may be adversely affected if the government changes its investment strategy in education.

According to Brazilian Federal Law No. 9,394/1996, as amended, providing education is a duty of the government and of the family, and private education is permitted subject to the terms set forth by the Brazilian Constitution and applicable laws and regulations. Certain public institutions may have certain competitive advantages over us in the admissions process, as they do not charge tuition fees and may be perceived as more prestigious than private institutions. However, the highly limited number of available positions and the intensely competitive nature of the admission process to public institutions significantly restrict student access to these institutions. Nevertheless, the Brazilian government may implement policy changes that heighten the competition by (i) increasing public investment in primary and post-secondary education, expanding available positions and enhancing the quality of education provided by public institutions; and (ii) reallocating resources from centers of excellence and research to public post-secondary education institutions. Additionally, the introduction or expansion of affirmative action admission policies by federal and state institutions, based on socioeconomic status, race or ethnicity, could also further intensify competition in the industry. Any significant policy change that alters the level of public investment in education may adversely affect us. As of the date of this annual report, our management is not aware of any pending policy changes or proposed legislation that would impact public investment in Brazil’s education sector.

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

Should (i) the Brazilian federal government terminate or reduce the transfer of monthly payments to our institutions that participate in FIES, (ii) we fail to meet the requirements for participation in the programs, or our students benefiting from FIES fail to meet the requirements for enrollment in the programs, or (iii) the Brazilian federal government extends the term to make reimbursements under FIES or adversely change their rules, our results of operations and cash flow may be materially adversely affected. We may also experience a decline in revenues and a decline in the number of students at our campuses from the FIES program.

Moreover, recent changes to the rules to renew FIES contracts, as well as the shutdown of the system to enter into new student financing agreements, may negatively affect the number of students enrolled in our courses, causing a reduction in our revenues. For more information regarding the changes to FIES contracts, see “Item 4. Information on the Company—Business Overview—Regulatory Overview.”

The taxation system in Brazil may undergo significant changes, including as a result of the upcoming tax reform bill, potentially leading to material changes in taxation of our products and services that could adversely affect our results of operations and financial condition.

Taxation in Brazil is complex, with a myriad of regulations, exemptions, and amendments, that make it challenging for businesses to navigate and anticipate their tax obligations.

As part of a broad tax reform effort, Constitutional Amendment Proposal No. 45/2020 was approved and subsequently promulgated in Constitutional Amendment No. 132, on December 20, 2023, which proposes a new tax to substitute the Social Contribution Tax on Gross Revenue (Programa de Integração Social, or PIS), and the Social Security Financing Tax on Gross Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS), (and other state and municipal taxes). In an effort to implement Constitutional Amendment No. 132, the Brazilian government enacted Complementary Law No. 214/2025 on January 16, 2025, sanctioning Complementary Bill No. 68/2024. This law introduced the Goods and Services Tax (Imposto sobre Bens e Serviços, or IBS), the Social Contribution on Goods and Services (Contribuição Social sobre Bens e Serviços, or CBS), and the Selective Tax (Imposto Seletivo, or IS).

The CBS replaces PIS and COFINS as part of a broader tax reform. Notably, the CBS maintains a zero rate for educational institutions participating in the PROUNI program, preserving the related tax benefits.

Additionally, regarding the IBS, which replaces the current Service Tax (ISS), a 60% reduction in the applicable rate for the education sector has been granted. However, the final rate still depends on regulation by the States and Municipalities, with a reference percentage estimated at 17.7%. It is worth noting that the current average ISS rate is 3%, which could impact the institution’s overall tax burden.

Any increase in tax rates could elevate the cost of our products and services, thereby reducing profitability if we could not timely pass these adjustments on to consumers. On the other hand, a decrease in tax rates might positively impact margins, but could also lead to intensified competition as other market players might adjust their own pricing strategies. The effects of these proposed tax reform and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Moreover, on December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD Pillar Two global minimum tax in Brazil, effective as of January 1, 2025.

Law 15,079/2024 aligns the Brazilian tax legislation to the OECD’s Global Anti-Base Erosion (GloBE) rules by introducing a minimum effective taxation of 15% through an additional Social Contribution tax on Net Profit (Contribuição Social sobre o Lucro Líquido, or “CSLL”). This regulation applies to multinational groups within the scope of the OECD’s GloBE rules, specifically those whose ultimate parent entity reported annual consolidated revenues of at least €750 million in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, subjecting Brazilian entities to a minimum tax rate of 15%.

Although these rules do not apply to the fiscal year ended December 31, 2024, we are currently assessing their potential effects on our consolidated financial statements. However, the implementation of the Pillar Two regulations could result in an increase in our overall tax burden and adversely affect our profitability. In turn, this additional cost may limit our ability to invest in growth initiatives, or require us to raise prices in order to maintain margins, which could affect our competitiveness relative to other market participants who are not subject to the same regulatory framework. As a result, our market position, business, and operating results could be affected. While the financial impact has not yet been quantified, we are taking steps to ensure compliance with the new tax requirements.

On March 28, 2025, we filed a writ of mandamus with the Brazilian Federal Courts challenging the enforceability of the newly enacted additional CSLL. The action is grounded on constitutional and statutory arguments, and we are seeking a preliminary injunction in the Federal Court of Appeals of the Sixth Region (TRF6), to prevent the collection of the additional CSLL, which is scheduled to disburse in 2026 with respect to the 2025 fiscal year.

If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.

Some of our students participate in the University for All Program (Programa Universidade para Todos, or PROUNI program). Through the PROUNI program, the Brazilian federal government grants a number of full and partial scholarships to low-income undergraduate students in private higher education institutions. As a result of our participation in the PROUNI program, we benefit from certain federal tax exemptions relating to undergraduate’s and associate’s degree programs, such as (i) income tax, (ii) PIS, (iii) COFINS, and (iv) CSLL, regarding our revenues from undergraduate and associate programs.

We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements, such as providing total or partial scholarships for low-income students eligible for the program, and submitting to MEC semi-annual records of attendance, achievement and dropout of students receiving scholarships, among others. See “Item 4. Information on the Company—Business Overview—Regulatory Overview.” If we lose our tax exemptions or are unable to comply with other, more stringent requirements that may be introduced in the future, our business, financial condition and results of operations could be materially adversely affected.

There is a risk that additional changes in tax laws may prohibit, interrupt or modify the use of existing tax exemptions, and we cannot assure you that we will fully maintain such tax and other benefits related to PROUNI in the event the tax laws are amended further. In connection with the broader tax reform in Brazil, Bill No. 3,887/2020, which proposed revoking PROUNI-related exemptions under the previous tax regime, is no longer applicable. However, future regulatory developments or additional legislative changes could still impact the tax benefits available to us under the PROUNI program. Any suspension, accelerated default, repayment or inability to renew our tax exemptions may have an adverse effect on our results of operations.

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

The Brazilian Federal Constitution, in Article 150, grants tax immunity for activities related to the production, sale, and resale of books. In this sense, this activity, previously carried out by Medcel, which was merged by Afya Brazil in 2024, is not taxed by the federal VAT (tax on industrial activity, or “IPI”), the state VAT (tax on sale or resale of products, or “ICMS”) and the municipal VAT (tax on services, or “ISS”). According to Brazilian federal law No. 10,865/2004, the Company also benefited from a zero-tax rate on Federal Social Contributions, PIS and COFINS, which are calculated on gross revenue.

The tax reform ensured tax immunity for the taxes provided for in Article 150 of the Federal Constitution, applying exclusively to the IBS. However, no differentiated provisions were established regarding the CBS. Nevertheless, infra-constitutional legislation, particularly Complementary Law No. 214/2025, included the CBS within the scope of the immunity granted by Article 150 of the Federal Constitution, as stated in its Article 9.

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

We may be held liable for the actions or omissions of officers, directors, professors or other employees at our campuses, including allegations of non-compliance with MEC legislation and regulations. Accidents, injuries or other damages affecting students, professors, other employees, or third parties at our campuses could lead to claims of negligence, inadequate supervision, or other liability. Injuries could be caused by or arise from the actions or negligence of our students, employees, contractors or visitors on our premises, including due to failures in our in-access control and security systems or infrastructure issues. If any such event occurs, our facilities may be perceived as unsafe, potentially deterring students from enrolling or attending our schools. We may also face claims alleging that officers, directors, professors or other employees committed moral or sexual harassment or other unlawful acts, and we may be subject to legal proceedings by current and/or former employees alleging breaches of applicable labor laws. Even if unsuccessful, these claims may cause negative publicity, reduce enrollment numbers, increase student attrition rates, entail substantial expenses and divert the time and attention of our management, materially adversely affecting our results of operations and financial condition.

Moreover, we operate clinics, outpatient facilities, and laboratories where physicians and students perform procedures. Non-compliance with health and safety standards, regulations, and laws can result in serious consequences, including death or physical injury to physicians, students, patients and other persons on our premises. We cannot assure you that we will be at all times able to comply with all such regulations or guarantee the safety of all persons on our premises, including patients.

Additionally, infrastructure vulnerabilities can lead to adverse events with significant impacts on our reputation to the extent that they may expose students and faculty to physical injury. As of the date of this annual report, we have dozens of campuses spread across Brazil, and we cannot assure you that all of them will be adequately conserved and have safety practices that are appropriately observed. Structural problems in any such facilities may include faulty floors and ceilings, premises that are intermittently closed due to lack of safety or appropriate licenses, areas prone to flooding, exposed electrical wiring and other issues that may increase the risk of personal injury to our students, faculty and other persons on our premises. If any such events were to occur, our reputation would be materially and adversely affected, which could cause significant adverse effects on our results of operations and financial condition.

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

To meet the needs of our students and offer greater comfort and quality in all areas and aspects of our activities, we depend on service providers and suppliers for services such as cleaning, surveillance, telemarketing and security. In the event that our service providers engage in such improper business practices, our customers’ perception of our business may be adversely affected, which may adversely affect our business, results of operations and our reputation. For example, we may be adversely affected if these third-party service providers and suppliers do not meet their obligations under Brazilian labor laws and with the obligations and guidelines established in our Code of Ethics and Conduct and also in our services agreements for providers and suppliers, including with respect to supplying appropriate protective equipment or training to employees that are designated to work on our premises. According to Brazilian labor law, we may be liable to the employees of these service providers and suppliers for labor obligations of these service providers and suppliers to the extent such service providers and suppliers fail to indemnify such employees pursuant to court orders, and we may also be fined by the relevant authorities. This risk is particularly relevant if these suppliers are involved in sensitive labor issues, such as violations of human rights, discriminatory acts, child labor and direct or indirect use of forced labor or modern slavery and for which we may be held liable in civil, labor, criminal and administrative proceedings, including for damages and remediation costs. As a result, we may face difficulties in obtaining or maintaining operating licenses. Any such litigation could impact our customers’ perception of our business, and adverse decisions may compel us to disburse material amounts in connection therewith, which may adversely affect our business, results of operations and our reputation.

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

Anti-corruption laws are interpreted broadly and prohibit us and our collaborators from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. Although we strongly condemn the practice of corruption and bribery by promoting a culture of ethics and through our integrity program as provided for in our Code of Ethics and Conduct and Compliance, Anti-Corruption and Fraud Policy and in the whistleblowing channel, we or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We use third-party collaborators, and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, deregulation advocacy, field testing, and other purposes. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

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

Violations of — or even accusations of or associations with violations of — anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties (including being added to “blacklists” that would prohibit certain parties from engaging in transactions with us), forfeiture of significant assets and reputational harm. Non-compliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our reputation, business, results of operations, and financial condition.

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

We are subject to environmental laws and regulations, which may become more stringent in the future and increase our obligations and capital expenditures with respect to their compliance.

We are subject to several environmental laws and regulations at the municipal, state and federal levels, and noncompliance may result in significant penalties and liabilities. Our operations are subject to extensive environmental laws and regulations enforced by governmental agencies and regulatory bodies, which have the authority to impose administrative, civil and criminal sanctions. Any violations of these laws and regulations could result in the imposition of criminal and administrative sanctions, as well as civil liability, seeking redress for alleged environmental damages and damages to third parties.

Environmental infractions may lead to administrative sanctions, including, among other consequences, fines ranging from R$50 to R$50 million, the revocation of our licenses and authorizations, or the temporary or permanent suspension of our activities. There is no statutory limit to the amount courts may award to cover the costs of remediation in the case of civil liability or, if the environmental damage cannot be repaired, the payment of an indemnity. Additionally, claims for environmental damages are not subject to a statute of limitations. The enactment of more stringent laws and regulations or more stringent interpretations of existing laws and regulations may force us to increase our capital expenditures relating to environmental compliance, therefore diverting funds from previously planned investments. These changes could have a material adverse effect on us. Governmental agencies or other authorities may also significantly delay or deny the issuance of permits and authorizations required for our operations, preventing us from making constructions and improvements at our campuses.

Additionally, we have environmental compliance obligations under the loan agreement executed with the International Finance Corporation (IFC) and under the debentures’ issuance. Any failure to comply with these obligations could trigger events of default, which may result in the acceleration of these financial agreements, requiring us to make immediate repayments that could materially impact our financial condition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

In addition, the improper disposal of solid waste, as well as accidents during waste transportation could also result in administrative, civil and criminal penalties. Under the strict and joint environmental liability framework, we may be held responsible for environmental damages caused by third parties hired for waste collection, transportation and final disposal, even if we comply with contractual and regulatory obligations in outsourcing such services.

Furthermore, Brazilian Federal Law No. 8,501, enacted on November 30, 1992, establishes regulations for the use of unclaimed cadavers for educational and scientific purposes by medical institutions. Institutions must comply with documentation and requirements established by the referred law. Noncompliance with these regulations may result in administrative, civil, criminal penalties, and reputational damage.

We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of non-compliance with any regulatory requirements.

Brazilian Federal Law No. 10,861/2004, regulated by Decree No. 9,235/2017, implemented the activities of supervision of post-secondary education entities and courses in the Brazilian federal education system. MEC’s SERES is responsible for the regular and special supervision of the corresponding courses and programs.

Regular supervision derives from complaints and allegations by students, parents and faculty members, as well as by public entities and the press. These complaints and allegations involve specific cases of entities with courses showing evidence of irregularities or deficiencies. We are subject to those complaints and representations. Special supervision, on the other hand, may be commenced by MEC itself, based on its post-secondary education regularity and quality standards, and involves more than one course or entity, grouped according to the criteria chosen for the special supervision. These criteria may include unsatisfactory results in the National Student Performance Exam (Exame Nacional de Desempenho de Estudantes, or ENADE) and the Difference Indicator between Expected and Actual Performance (Indicador de Diferença entre os Desempenhos Observado e Esperado), among other quality indicators, the history of course evaluations by INEP, as well as compliance with specific legal requirements as, for example, the minimum ratio between faculty members with master’s or doctorate degrees or certain mandatory digitization requirements with respect to academic documents for our students under MEC’s recent digital academic collection rules. Administrative irregularities can include, among others: (i) unlicensed or irregular post-secondary courses; (ii) any outsourcing of post-secondary education activities; (iii) the failure to file a re-accreditation or recognition or renewal request with respect to post-secondary education courses within the time periods enacted by MEC pursuant to Decree No. 9,235/2017; (iv) failure to comply with the rules and requirements for maximum occupancy of authorized vacancies approved by MEC; and (v) failure to comply with any penalties imposed by MEC.

If MEC concludes, as part of its supervisory activities, that an irregularity constitutes an imminent risk or threat to students or the public interest, it may impose the following measures on the relevant educational institution for a period to be determined by SERES: (i) suspend the admission of new students; (ii) suspend the offering of undergraduate or graduate lato sensu courses; (iii) suspend the institution’s discretionary ability to, among other things, create new post-secondary courses and establish course curricula, if applicable; (iv) suspend the license to establish new distance learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit new regulatory requests; (vi) suspend participation in FIES; (vii) suspend participation in PROUNI; and (viii) suspend or restrict participation in other federal education programs. The educational institution can contest MEC’s findings by filing motions with MEC or with Brazilian courts.

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

Moreover, we and our subsidiaries face the risk of unintentionally surpassing MEC’s authorized medical or other enrollment limits due to court-mandated student enrollments, which do not count towards our allocated enrollment limit. Inaccurate assessment of these judicial demands, such as misinterpreting obligations like discounts as enrollments under litigation, may result in exceeding our authorized enrollment limits. This breach by us, or by any of the companies that we have acquired or may acquire, could lead to regulatory penalties, reputational harm, and strain our resources, compromising our educational quality.

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

We cannot assure you that we will obtain accreditation or re-accreditation of our post-secondary education institutions, or that our courses will receive authorization or reauthorization as scheduled, or that they will have all of the accreditations, re-accreditations, authorizations and re-authorizations required by MEC. The absence of such accreditations and authorizations from MEC or any delays in obtaining them could adversely affect our financial condition and results of operations.

In addition, we may also be adversely affected by any changes in the laws and regulations applicable to post-secondary education institutions, particularly by changes related to: (i) any revocation of accreditation of private educational institutions; (ii) the imposition of controls on monthly tuition payments or restrictions on the profitability of private educational institutions; (iii) faculty credentials; (iv) academic requirements for courses and curricula; (v) infrastructure requirements of campuses, such as libraries, laboratories and administrative support; (vi) the “Mais Médicos” program; and (vii) the promulgation by MEC of new rules and regulations affecting post-secondary education, in particular with respect to distance learning programs.

We may be materially adversely affected if we are unable to obtain these authorizations, accreditations, course recognitions, or to comply with changes in the laws and regulations in a timely manner, if we cannot introduce new courses as quickly as our competitors, if we are not able to or do not comply with any new rules or regulations promulgated by MEC, or if laws and regulations are passed adverse to the business and operations of post-secondary education institutions.

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

The quality of our academic curricula is also a key element of the quality of the education we provide. In addition, we cannot assure you that we will be able to develop academic curricula for our new programs with the same levels of excellence as existing programs and meet the standards set forth by MEC.

In the event that any of our programs receive unsatisfactory evaluations, the post-secondary education institution offering the programs may be required to enter into an agreement with MEC setting forth proposed measures and timetables to improve the program and remedy the unsatisfactory evaluation. Non-compliance with the terms of the agreement may result in additional penalties for the institution. These penalties could include, but are not limited to, suspending our ability to enroll students in our programs, denial of accreditation or re-accreditation of our institutions or prohibiting us from holding regular class sessions, all of which can adversely affect our results of operations and financial condition.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, coercive or unfair business practices and issues in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies operating across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC).

Brazilian public prosecutors may also commence investigations of alleged violations of consumer rights and require companies to enter into TACs. Companies that violate TACs face potential enforcement proceedings and other potential penalties such as fines, as set forth in the relevant TAC. Brazilian public prosecutors may also file public civil actions against companies who violate consumer rights or competition rules, seeking strict adherence to consumer protection laws and compensation for any damages to consumers. In certain cases, we may also face investigations and/or sanctions by the CADE, in the event our business practices are found to affect the competitiveness of the markets in which we operate or the consumers in such markets.

We may also be subject to legal proceedings by current and/or former students alleging breaches of rights granted by the Brazilian Consumer Protection Code that, even if unsuccessful, may cause negative publicity, reduce enrollment numbers, increase student attrition rates, entail substantial expenses and divert the time and attention of our management, materially adversely affecting our results of operations and financial condition.

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

The use of all our buildings, including operational and administrative facilities, is contingent upon the successful issuance of an occupancy permit (Habite-se) or an equivalent certificate issued by the municipality where the property is located, certifying that the building was constructed in compliance with applicable zoning and municipal regulations. Additionally, non-residential properties must obtain a use and operations license and/or permit from the relevant municipality, as well as a fire department inspection certificate, issued by the fire department, before regular use.

We are currently in the process of obtaining and/or renewing these licenses for some of the real estate we use. The absence of such licenses may result in penalties ranging from fines to the forced demolition of non-compliant areas or, in the worst-case scenario, the temporary or permanent closure of the campus or branch lacking the licenses and permits. This could occur if the relevant penalties and fines are not paid, and the licenses and permits are not obtained following notifications from the relevant authorities. Any imposed penalties, particularly the forced closure of any of our campuses or branches, could have a material adverse effect on our business. Furthermore, in the event of any accident at our campuses or branches, the lack of such licenses could result in civil and criminal liability, and the cancellation of insurance policies, if any for the respective campus or branch and could damage our reputation.

Additionally, we routinely undertake complex construction, expansion and renovation projects at our campuses, which require additional construction licenses and permits, including environmental licenses for such projects. Failure to obtain or maintain these licenses or permits during these projects may lead to delays to or additional costs (including fines or other penalties imposed by governmental authorities), as well as material adverse effects on our results of operations, financial condition, and reputation.

Failure to provide a high-quality customer experience may adversely affect us.

Customer experience is fundamental to the success of our institution. Meeting high-quality standards in both in-person and virtual learning is a constant challenge, as customers’ expectations continue to rise. Failure to deliver a valuable learning experience—whether in physical classrooms or online—can lead to student dissatisfaction, ultimately adversely affecting our reputation and our ability to attract and retain students. Factors such as the perceived quality of teaching, institutional credibility, and overall student support play crucial roles in fostering satisfaction and long-term engagement.

Delivering a consistently valuable experience requires overcoming several obstacles. In in-person programs, maintaining qualified faculty, ensuring well-equipped facilities, and providing satisfactory administrative support are key concerns. Students expect engaging, practical, and hands-on learning, particularly where clinical training and laboratory access are required. Any shortcomings in these areas can lead to frustration and impact the perceived value of our programs.

In virtual programs, the challenges are different but equally significant. Students depend on user-friendly, reliable digital platforms to access course materials, attend live sessions, and engage with instructors. Technical failures, poor user experience, or insufficient student support can result in disengagement and lower retention rates. Additionally, delivering virtual learning programs with the same depth and effectiveness as face-to-face instruction requires continuous innovation in teaching methodologies.

Brazil’s geographic and economic diversity adds another layer of complexity. While in some regions, students benefit from robust infrastructure and access to resources, others may struggle with unreliable internet connections, limited access to technology, or logistical barriers to attending in-person classes. These disparities make it difficult to provide a uniform student experience across different locations. Any of these factors could materially affect our business, financial condition, and results of operations.

If we continue to grow, we may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market. Additionally, our ability to attract, recruit, retain and develop key personnel and qualified employees is critical to our success and growth.

We are currently experiencing significant expansion and facing numerous related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and effectiveness of internal controls. These challenges, along with the significant time spent addressing them may divert our management’s attention from other business issues and opportunities. Additionally, our current and planned platform and systems, procedures and controls, personnel and third-party relationships may not be adequate to support our future operations. The strain on management and our operational and financial resources is expected to continue, and failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

We are also dependent upon the ability and experience of key personnel. Failure to retain or attract senior executives, board members (including those with M&A experience related to our industry), or key managers, could have a material adverse effect on our business, financial condition and results of operations. Our teaching faculty, including teachers and professors at our post-secondary education institutions, is essential for maintaining the quality of our programs and the strength of our brand and reputation. We promote training to ensure our faculty attains and maintains the qualifications we require and stays updated on trends and changes in their areas. Due to shortages in the supply of qualified professors, competition for hiring and retaining qualified professionals has increased substantially. We cannot assure you that we will succeed in retaining our current professors or recruiting or training new professors who meet our quality standards, particularly as we continue to expand our operations.

Our corporate culture and values are critical to our success, and failure to preserve them could harm our ability to recruit, retain and develop personnel and implement our strategic plans effectively. We are advancing culture change through the implementation of diversity, equity and inclusion, or DEI initiatives. For example, in 2021, we undertook a public commitment by signing onto the United Nations Global Compact and committing to achieve gender equity by having women occupy half of our managerial positions by 2030. Failure to implement these initiatives successfully could adversely impact our ability to recruit, attract and retain talent, and perceived insufficient commitment to DEI or environmental, social, and governance initiatives, which may adversely affect our reputation and, consequently, our results of operations and financial condition.

To successfully compete and grow, we must attract, recruit, retain and develop personnel with the necessary expertise. The competitive market for qualified personnel may hinder our ability to recruit additional personnel or replace key personnel who depart. Our efforts to retain and develop personnel may also result in significant additional expenses, adversely affecting our profitability. We cannot assure you that qualified employees will continue to be employed, that we will manage them successfully, or that, in the future, we will be able to attract qualified personnel with similar skills and expertise at an equivalent cost in the future.

To remain competitive, we must constantly update our software, enhance and improve our billing, transaction and other business systems, and add and train new software designers and engineers, as well as other personnel. This process is time-intensive and expensive and may lead to higher costs in the future. Furthermore, managing multiple commercial relationships with strategic partners, online service providers, and other third parties could lead to execution problems affecting current and future revenues and operating margins.

We may face challenges in identifying and acquiring new medical higher education institutions, which could hinder our strategic and financial goals. Additionally, difficulties in effectively integrating and managing an increasing number of acquisitions may adversely affect our strategic objectives.

We aim to expand our operations by acquiring medical higher education institutions and healthtech companies, including potentially significant and strategically relevant acquisitions. However, we cannot guarantee the identification or acquisition of suitable medical education institutions on favorable terms or at all.

Additionally, our previous and any future acquisitions involve several risks and challenges that may have a material adverse effect on our business and results, including the following:

•	the acquisition may not align with our commercial strategy or institutional image;
•	future acquisitions may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) or other regulatory authorities, which may deny approval, or impose conditions or restrictions;
•	we may face contingent and/or successor liabilities (either currently known or unknown to us) related to judicial and administrative proceedings, financial, reputational and technical issues, including regulatory, tax, labor, social security, environmental, intellectual property, accounting practices, financial disclosures, internal controls, anti-corruption, anti-bribery or anti-money laundering issues, which may not be fully indemnifiable under the relevant acquisition agreement;
•	the acquisition process may require additional funds and/or may be time-consuming, diverting management’s attention from daily operations;
•	our investments in acquisitions may not yield expected returns, and we may mismanage administrative and financial resources during integration;
•	the business model of acquired institutions may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;
•	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, financial systems, distribution or operating procedures;
•	certain acquisitions may impact our financial reporting obligations and delay the preparation of our consolidated financial statements;
•	the acquisitions may generate goodwill, the impairment of which could reduce our net income, negatively affecting our financial statements;
•	the transfer of management of the target institution due to a change of control or corporate restructuring must be notified to MEC within 60 days from the consummation of the acquisition, and MEC may impose additional restrictions on its reaccreditation; and
•	we may be unable to provide the necessary resources to support the acquired company’s operations and failure to meet any applicable reaccreditation requirements may result in additional restrictions or conditions on the reaccreditation imposed by MEC.

In addition, we may face significant challenges in the process of integrating the operations of any acquired company with our existing business, such as managing a larger, geographically dispersed workforce, and implementing efficient uniform controls, procedures and policies, along with incurring high or unexpected integration costs. As of the date of this annual report: (i) we have fully integrated the operations of 26 of our acquisitions; and (ii) we are in the process of integrating the operations of Shosp, Cliquefarma, Medical Harbour, Medicinae, iClinic, RX PRO Glic, IBES and SESSA with our existing business. The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. Additionally, we may be unable to integrate faculty and personnel with diverse professional experiences and corporate cultures, potentially impairing our relationship with current and new employees, including professors.

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

Information technology is an essential factor for our growth. Our information technology systems and tools may become obsolete or insufficient, or we may have difficulties in following and adapting to technological changes in the education sector, particularly in the distance learning segment where the technological needs and expectations of our customers and market standards change rapidly, especially with the increasing adoption of AI technologies, and we must quickly adapt to new distance learning technology, practices and standards. Moreover, our competitors may introduce better products or service platforms. Our success depends on our ability to efficiently improve our current products while developing and introducing new products that are accepted in the marketplace. Additionally, a failure to upgrade our technology, features, content, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include unanticipated disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

The efficient operation of our business depends on our information technology systems, particularly our Continuing Education and Medical Practice Solutions segments. If our information technology systems fail to operate as anticipated and without interruptions or do not perform as specified, our services may be interrupted, patient care may be affected, and we may be subject to legal claims, regulatory compliance issues and our reputation may be harmed. Several problems regarding our information technology structure, such as viruses, hackers, system interruptions and technical difficulties regarding our satellite transmissions of data, sound and image, may have a material adverse effect on us and our business. Our information technology systems are also vulnerable to damage or interruption including from fires, floods and other natural disasters; terrorist attacks and attacks by computer viruses or hackers; power losses; and computer systems, or Internet, telecommunications or data network failures and our disaster recovery plans may not be effective. The failure of our information technology systems to perform as we anticipate or our failure to effectively implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, legal and regulatory liability and reputational harm, all of which could have a material adverse effect on our reputation, business, results of operations and financial condition. In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information, including student information, intellectual property and sensitive data, cause interruptions in the operation of our systems, or hinder our ability to innovate. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions.

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

We utilize data center hosting facilities from a global third-party service provider to make certain content available on our platform. Our operations depend, in part, on our provider’s ability to protect its facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our provider’s facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.

Any perceived or actual unauthorized disclosure of personally identifiable information, whether through a breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals. Failure to adequately protect personally identifiable information could potentially lead to penalties, significant remediation costs, reputational damage, the cancellation of existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

In particular, on August 14, 2018, the President of Brazil approved the General Personal Data Protection Law (Lei Geral de Proteção de Dados Pessoais, “LGPD,”) which came completely into force on August 1, 2021. The LGPD is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing, storage and any operation carried out with personal data (including personal data of clients, suppliers, employees and patients of our medical schools), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

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

We face risks relating to our Medical Practice Solutions segment.

We may face risks relating to the expansion, including through acquisitions, of our Medical Practice Solutions segment, which provides clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescriptions. We are subject to significant execution risk since we are providing new digital features and developing a new market, where the technological needs, the expectations of our customers and market standards change rapidly, especially with the increasing adoption of AI technologies. Our competitors may offer solutions that are similar to or better than those offered by us, have access to more funds, and be more prestigious or well-regarded within the medical community. As such, we may have to quickly modify our products and services to adapt to new digital education technologies, practices and standards. In addition, an error in the design, programming or validation of clinical decisions software could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues and/or liability claims against us, amongst other things, any of which could have a material adverse effect on our financial condition, results of operations and reputation. See also “—Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption.”

In addition, the success of our digital solutions depends on the general population having easy and affordable access to the internet, as well as on other technological factors that are outside of our control. If the internet becomes inaccessible or access costs increase to levels higher than current prices, we may be unable to successfully implement our digital solutions strategy, which would have an adverse effect on our growth strategy.

Additionally, we may face regulatory risks related to the approval, certification, and compliance requirements applicable to our Medical Practice Solutions segment. Failure to comply with healthcare, medical device, or digital health regulations, including ANVISA (Brazilian Health Agency) requirements, could limit our ability to offer certain products, or result in sanctions, fines, or other penalties, any of which could adversely affect our operations and reputation.

Finally, we also face operational risks relating to the integration of any acquired companies to build our ecosystem, including userbase and platform integration risks, among other risks. As a result, any acquisitions we may make in this segment involve several uncertainties, risks and challenges that may have a material adverse effect on our business and results of operations, and result in the risk of impairment. See also “—We may face challenges in identifying and acquiring new medical higher education institutions, which could hinder our strategic and financial goals. Additionally, difficulties in effectively integrating and managing an increasing number of acquisitions may adversely affect our strategic objectives.”

Our business depends on the continued success of the brands of each of our institutions, as well as the “Afya” brand, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty enrolling new students and selling educational content and medical practice solutions to new clients, and our reputation and operating results may be harmed.

We believe that market awareness of our brands has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase student enrollments and expand the selling of educational content and medical practice solutions for new clients. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion in recent years, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

If we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the Company is accumulated and communicated to management, and recorded, processed, summarized and reported in accordance with applicable rules. These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized management override of controls. Consequently, our businesses are exposed to risk from potential noncompliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. And, we may also not be able to adapt the disclosure and internal controls environment of companies that we acquire within the permitted one-year period. Accordingly, because of the inherent limitations in the internal control system, misstatements due to error or fraud may occur and not be detected. For details of the controls mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

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

Any decrease in the number of customers in our education programs and medical practice solutions may adversely affect our results of operations.

We believe that our attrition rates are primarily influenced by the personal motivation and financial circumstances of our current and prospective customers, as well as by socioeconomic conditions in Brazil. Significant changes in future attrition rates and/or failure to re-enroll or re-engage may affect our new customers numbers, particularly in the context of economic uncertainty or volatility, and may have a material adverse effect on our revenues and our results of operations.

An increase in delays and/or defaults in the payment of tuition fees or license subscription fees of medical practice solutions may adversely affect our income and cash flows.

We depend on the full and timely payment of (i) the tuition we charge our students, including tuition payments we receive through FIES; and (ii) the subscription fees we charge our clients. Adverse changes in the macroeconomic environment and the earnings capacity of our customers, may lead to an increase in payment delinquency or default and negatively impact our ability to collect our accounts receivable. An increase in payment delinquency or default by our customers may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for expected credit losses expenses as a percentage of our revenue was 1.8%, 2.6% and 1.8% for the years ended December 31, 2024, 2023 and 2022, respectively. There is no guarantee that our allowance for expected credit losses expenses will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our allowance for expected credit losses expenses to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.

We are, and we, our controlling shareholder, directors or officers may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax, criminal or regulatory events, involving our suppliers, students, faculty members, as well as environmental, competition and tax authorities, especially with respect to civil, tax, criminal and labor claims. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions on material legal, arbitration or administrative proceedings may damage our reputation and may adversely affect our results of operations and the price of our Class A common shares.

Difficulties in identifying, opening and efficiently managing new campuses or in obtaining regulatory authorizations and accreditations on a timely basis as part of our organic growth strategy may adversely affect our business.

Our organic growth strategy includes expanding by opening new campuses and integrating them into our educational network. This growth plan presents significant challenges in terms of maintaining our teaching quality and culture due to the complexity and difficulty of effectively managing a greater number of campuses and programs. If we are unable to maintain our current quality standards, we may lose market share and be adversely affected.

Establishing new campuses poses significant challenges and requires substantial investments in infrastructure, marketing, personnel and other pre-operational expenses, primarily in identifying new sites for lease or purchase. We prioritize identifying strategic sites, negotiating the purchase or lease of properties, building or refurbishing facilities (including libraries, laboratories and classrooms), obtaining local permits, hiring and training faculty and staff, and investing in administration and support. We cannot assure you that we will succeed in identifying facilities with adequate infrastructure for our new campuses, develop adequate infrastructure in properties we acquire, or have enough resources to continue expanding through acquisitions or development of new projects.

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

If we fail to develop adequate infrastructure for new programs that meets the requirements imposed by MEC or the standards set forth in our business plan, our ability to offer such programs and expand our business may be limited and our financial condition and results of operations may be adversely impacted.

We may not be successful in meeting our environmental, social and corporate governance, or ESG, commitments, which may have a material adverse effect on our business, financial condition, reputation and results of operations.

The market is increasingly concerned with how companies assess and manage ESG risks to protect themselves and create opportunities to generate value. As part of this trend, we have made certain ESG commitments, and we strive to maintain socially responsible business practices, including fostering social investments and structuring programs to generate a positive social impact in areas related to our business, such as access to medical care and improvement of health indicators in surrounding communities, employability, education and culture. Failure to meet our ESG commitments or to pursue these socially responsible business practices, partially or at all, may have a material adverse effect on our business, reputation, financial condition and results of operations.

There has been an increase in ESG rules and regulations applicable to our business. Given the pace of legislative developments in this area, although we make efforts to follow the best practices, we may not be able to comply with the new regulations in their totality. We are also exposed to the risk that future ESG rules and regulations may adversely affect our ability to conduct our business by requiring us to reduce the value of our assets or reduce their useful life, face increased compliance costs or take other actions that may be adverse to us.

Our activities may also impact the lives and socioeconomic dynamics of communities, especially those neighboring our campuses. These impacts may include truck, vehicle and pedestrian traffic, construction, noise and waste generation, and the effects of lower-quality, free services that we may provide to such communities. As a result, there may be stoppages in our operations due to demonstrations in surrounding communities, as well. If we do not establish effective communication channels with such communities, we may face challenges in the operation of educational institutions and project execution, which could jeopardize our reputation and impede the attainment of our strategic objectives.

Our holding company structure makes us dependent on the operations of our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We control a number of subsidiary companies that carry out the business activities of our corporate group. Our ability to comply with our financial obligations and to pay dividends to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay dividends to our shareholders. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

In addition, the Brazilian federal government recently stated that the income tax exemption on the distribution of dividends may be repealed, and income tax assessed on the distribution of dividends in the future, and that applicable taxes on the payment of interest on shareholders’ equity may be increased in the future. Any repeal of the income tax exemption on the distribution of dividends and any increase in applicable taxes on the payment of interest on shareholders’ equity may adversely affect us and our financial condition to distribute dividends.

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

From time to time, we expect to file patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “AFYA” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

Some of the properties we occupy, including properties where some of our campuses are located, are owned and operated by companies controlled by one of our significant shareholders. Therefore, the interests of our significant shareholder in the administration of such property may conflict with our interests and those of our other shareholders. For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and note 7 to our audited consolidated financial statements.

We could be adversely affected if we are unable to pass on increases in our costs and expenses to our students by adjusting our monthly tuition fees.

Our primary source of income is the monthly tuition payments we charge to our students. Our payroll costs and expenses account for the majority of the costs of services and selling, general and administrative expenses, or 49.3%, 51.1%, and 53.1% of such costs and expenses for the years ended December 31, 2024, 2023 and 2022, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees, or if we are unable to pass on any increase in costs arising from the renegotiation of collective bargaining agreements to the monthly tuition fees paid by students, which may have a material adverse effect on our business.

In addition, our maintenance expenses and utilities expenses (comprised mainly of water, electricity and telephone expenses) represent 6.6%, 5.9% and 5.7% of our costs of services and selling, general and administrative expenses for the years ended December 31, 2024, 2023 and 2022, respectively. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students by increasing the amounts of their monthly tuition fees, for example as a result of ongoing political and economic instability in Brazil or globally, our operating results may be adversely affected.

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

Transition risks refer to actions to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market and technology changes:

•	Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly considered.
•	Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy-efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system. One of our strategies to minimize our carbon footprint is to reduce the number of physical pages we print as part of our printed educational materials by making those educational materials available to students digitally on our online platform.

Policy actions generally fall into two categories: those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of policy changes depends on the nature and timing of the policy change.

Our campuses may be adversely affected by increased regulatory requirements going forward as a result of the increasing importance of environmental matters, which may indirectly affect our business. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition, and results of operations.

The interests of our management team may be focused on the short-term market price of our Class A common shares, which may not align with your interests. Additionally, our shareholders may experience dilution of their interests in our share capital and in the value of their investments due to the issuance of new shares for settlement of our share-based incentive plans.

Our directors and officers, among others, own shares issued by us and are beneficiaries under our share-based incentive plans. Our current stock option plan for our managers and employees, approved in August 2019 (and amended in July 2020, July 2022 and July 2023), reserves up to 4% of our common shares at any time (excluding treasury shares) for issuance under this equity incentive plan. In addition, on July 8, 2022, we established a restricted stock units (RSUs) program, reserving up to 1.2% of our common shares at any time for issuance under this plan.

Due to the issuance of stock options or RSUs, to members of our management team, a significant portion of their compensation is closely tied to our results of operations and, more specifically to the trading price of our Class A common shares. This may lead such individuals to direct our business and conduct our activities with an emphasis on short-term profit generation. Consequently, the interests of our management team may not align with the interests of our other shareholders that have longer-term investment objectives.

Once options have been exercised by the participants and/or the common shares to be issued under the RSUs program have vested, our board of directors will determine whether our capital stock should be increased through the issuance of new shares to be subscribed by participants, or if they will be settled through shares held in treasury. If settlement occurs through the issuance of new shares, our shareholders will experience dilution, of their interests in our share capital and in the value of their investments, up to a maximum of 5.2% of our common shares at any time. Should new stock options or RSUs be granted, whether under existing plans or new plans, our shareholders will be subject to additional dilution.

For additional information on our share-based incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans.”

We may not be able to maintain or renew our existing leases.

We lease substantially all of the properties on our campuses. According to Brazilian lease laws, a lessee has the right to request judicial renewal of existing non-residential leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met (i) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendment thereto regarding the same real estate, the aggregate term in such agreement or amendment must be greater than five consecutive years (ii) the lessee must have been using the property for the same purpose for a minimum and continuous period of three years and (iii) the lessee must claim the right to judicial renewal at least one year and at most six months prior to the end of the term of the lease agreement.

Lease agreements with terms lasting less than five years are not entitled to a right of compulsory renewal and, as a result, the lessor has the right to refuse renewal of the lease upon expiration of its term. Even for lease agreements with terms of five years or more, renewal is not automatic and depends on compliance with the legal requirements for judicial renewal. The lease agreements relating to our campuses generally have terms lasting from five to 30 years and are renewable in accordance with applicable Brazilian lease laws. If we are forced to close any of our campuses due to the termination of a lease agreement and our inability to renew the lease, our business and results of operations may be adversely affected.

In addition, most of our lease agreements are not registered with the relevant real estate registries. Although we have a statutory right of first refusal under Brazilian lease laws, the absence of registration prevents us from enforcing this right against third parties. A subsequent purchaser who was not formally notified of our lease and consequent right of first refusal may require that we vacate the property.

Our success depends on our ability to operate in strategically located property that is easily accessible by public transportation.

We believe that urban mobility, inadequate public transportation systems and high transportation costs in many Brazilian cities make the location and accessibility of campuses a decisive factor for students choosing an educational institution. Therefore, a key component of the success of our business consists in finding, renting and/or buying strategically located property that meets the needs of our students. We cannot guarantee that we will be able to keep our current property or acquire new property that is strategically located in the future. In addition, acquisition costs, costs associated with improvements, construction, and repairs of existing properties, and rental values for the properties we use might increase in the future and could have a material adverse effect on our business. Finally, due to demographic and socioeconomic changes in the regions in which we operate, we cannot guarantee that the location of our campuses will continue to be attractive and convenient to students.

Our operations and projects are exposed to occupational health and safety and accident risks.

We are subject to laws and regulations governing health and safety matters, protecting both members of the public and their employees and contractors. Some of the tasks undertaken by our employees and contractors, including our maintenance employees, can be inherently dangerous and have the potential to result in serious injury or death. Moreover, in the ordinary course of our business, we undertake complex construction, expansion and renovation projects that may subject our employees or contractors to the risk of harm. Any breach of these obligations, or serious accidents involving our employees, contractors or members of the public could expose us to adverse regulatory consequences, including the forfeit or suspension of operating licenses, potential litigation, claims for material financial compensation, reputational damage, fines or other legislative sanction, all of which have the potential to impact the results of our operating entities and our ability to make distributions. In addition, any insurance coverage that we may have obtained with respect to such obligations may not cover certain indemnifications we may be required to pay, be insufficient to cover these types of claims, or may not cover certain acts or events.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), obtain new licenses, develop or enhance products and services, or respond to competitive pressures. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. For example, financial markets have been negatively impacted by current macroeconomic trends, including high interest rates and rising inflation. Adequate funding may not be available on favorable terms to us or at all, particularly under these conditions. If adequate funds are unavailable or are not available on acceptable terms, we may be unable to fund our expansion, capitalize on acquisition opportunities, develop or enhance our product and service portfolio, or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.

Raising additional funds through the issuance of equity or convertible debt securities may dilute our shareholders’ interests, and the issued securities may have rights, preferences and privileges senior to those of our shares. Additionally, debt financing may impose restrictive covenants that limit our operational and financial flexibility, including by imposing restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. Such indebtedness may also require us to maintain certain financial ratios, potentially limiting our ability to secure future financing, withstand future economic downturns, or conduct necessary corporate activities. A breach of any such covenant would likely result in a default, leading to acceleration of the outstanding indebtedness if not waived. For more information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

Our revenues are highly concentrated in the tuition fees we charge for our medical courses and other health sciences programs. Any adverse economic, market or regulatory factors affecting such medical courses and health sciences programs could decrease demand, which could materially adversely affect us.

A significant portion of our revenue relating to undergraduate programs is currently concentrated in the tuition fees we charge for our medical courses and other health sciences programs across our network. For the years ended December 31, 2024, 2023 and 2022, 87.1%, 86.7% and 86.9%, respectively, of total undergraduate programs’ revenue were derived from tuition fees we or our subsidiaries charged for medical courses and other health sciences programs. Therefore, economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses and health sciences programs we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

We may not be able to successfully expand our presence and performance in the distance learning business.

We may face difficulties in successfully operating and expanding our distance learning program, as well as in implementing and investing in the necessary technologies. The technological needs, the customer expectations and market standards in this sector change rapidly. We must quickly modify our products and services to adapt to new distance learning technologies, practices and standards. Our competitive position may be adversely affected if current or future competitors introduce superior products or service platforms, or if our resources are insufficient to develop and adapt our technological capabilities swiftly enough to maintain our competitive position.

Additionally, the success of our distance learning programs depends on the general population having easy and affordable access to the internet, as well as on other technological factors that are beyond our control. If internet access becomes unavailable, access costs increase to levels significantly higher than current prices, or if the number of students interested in distance learning educational methods does not increase, we may be unable to successfully implement our distance learning strategy, which would adversely affect our growth strategy.

Acquisitions of educational institutions, in certain circumstances, must be approved by the Administrative Council for Economic Defense.

Brazilian legislation provides that acquisitions of educational institutions meeting certain requirements must be approved by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) prior to the completion of the acquisition if one of the companies or group of companies involved has gross annual revenues in Brazil of at least R$750.0 million in the year immediately prior to the acquisition and any other party or group of companies involved has gross income of at least R$75.0 million in that same period. As part of this process, CADE analyzes whether the transaction may substantially lessen competition in the relevant market, create or strengthen a dominant position, or result in the elimination of a significant portion of competition. If CADE determines that the transaction raises competitive concerns, it may impose structural or behavioral remedies, such as requiring the divestiture of assets, imposing restrictions on certain commercial practices, or setting conditions for market access. Failure to obtain approval for future acquisitions or to comply with any remedies imposed as a condition for approval may result in fines or the annulment of the transaction which could adversely affect our results of operations and financial condition. As a result of our growth strategy through acquisitions of new entities, we may need additional funds to implement our strategy. Therefore, if we cannot obtain adequate financing to conclude any potential acquisition and implement our expansion plans, our growth strategy will be affected. See “—We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected.”

Our Continuing Education segment is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Continuing Education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which generally do not experience significant fluctuations resulting from seasonality and (ii) Medcel’s revenue, derived from the sales of e-books which are recognized at the point in time when control is transferred to the customer, which is generally concentrated in the first and last quarter of the year due to the period of enrollments.

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

Additionally, in recent years, the overall macroeconomic environment in Brazil has undergone significant volatility as a result of adverse political and economic pressures. Adverse macroeconomic conditions have led to a contraction in the disposable income of both existing and potential clientele within our Continuing Education segment, prompting a deferral of their intentions to pursue residency and graduate endeavors. Consequently, this resulted in diminished demand for our residency preparatory courses and medical graduate courses during that timeframe and may result in the risk of impairment of goodwill recorded from the acquired companies in our Continuing Education segment.

Recent developments in artificial intelligence regulation in Brazil may impose additional compliance costs and operational challenges that could adversely affect our business.

In December 2024, the Brazilian Senate approved the regulatory framework for artificial intelligence (AI), known as the “Marco Regulatório da Inteligência Artificial,” which is currently under consideration by the Brazilian House of Representatives. This proposed legislation aims to establish comprehensive rules for the development and use of AI systems across various sectors, including education and healthcare.

If enacted, the new regulations may require us to implement additional compliance measures, such as conducting AI impact assessments, enhancing data security and privacy protocols, and strengthening corporate risk management frameworks in accordance with regulatory guidelines. Given our reliance on technology-driven solutions for medical education and digital healthcare services, increased regulatory scrutiny on AI applications could impact our ability to develop, deploy, or improve AI-based tools.

Compliance with evolving AI regulations may lead to higher operational costs, delays in innovation, and potential restrictions on certain AI-driven functionalities, which could adversely affect our business, financial condition, and results of operations.

Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in Brazil, which could materially and adversely affect our business, financial condition and results of operations.

Our operations are closely tied to the performance of the Brazilian economy. Volatility in global financial and credit markets, driven by geopolitical conflicts, inflationary pressures, rising interest rates, and protectionist trade policies, can affect investor confidence, capital flows, commodity prices, and exchange rates. These dynamics influence Brazil’s economic stability and, in turn, the financial condition of our customers and counterparties.

Geopolitical instability, including the ongoing conflict between Russia and Ukraine and escalating hostilities in the Middle East, particularly in Israel and surrounding areas, has led to increased volatility in global financial and commodity markets. These conflicts have contributed to higher energy and food prices, increased maritime shipping costs, and disrupted global supply chains. Such developments place inflationary pressure on the Brazilian economy, raise import costs, and may compel monetary authorities to adopt tighter policies, which could slow economic growth. In addition, the resulting macroeconomic uncertainty may reduce investor appetite for emerging markets, leading to currency depreciation, lower levels of foreign direct investment, and diminished access to international capital markets for Brazilian companies, including us.

Further contributing to global economic uncertainty, in April 2025, the United States announced new trade measures imposing a 10% base tariff on most imports effective April 5, 2025, with higher reciprocal tariffs of up to 50% applying to imports from nearly 60 countries as of April 9, 2025. On April 9, 2025, President Trump announced a pause to individualized higher tariff rates on most countries for 90 days. These and similar measures may result in retaliatory trade policies, lower global trade volumes, and supply chain realignments, which could increase the cost of goods in Brazil and reduce demand for Brazilian exports. A decline in export revenues or an increase in import costs could reduce Brazil’s trade surplus, exert downward pressure on the Brazilian real, and negatively impact domestic investment, inflation, and overall economic activity.

These external pressures may reduce liquidity and increase the cost of funding for Brazilian issuers and borrowers, including us. A deterioration in economic conditions could also impair the financial capacity of our students and adversely affect demand for our programs, products and services. Reduced access to capital may limit our ability to pursue growth initiatives or respond effectively to changing market conditions, which could negatively affect our results of operations.

Public health outbreaks, epidemics or pandemics have adversely affected and may continue to adversely affect our business.

Public health outbreaks, epidemics or pandemics could materially adversely impact our business. Such public health crises may negatively impact the global economy, disrupt supply chains, and create significant volatility in global financial markets. They could also lead to interruptions of our on-campus activities to varying degrees, especially affecting our practical educational activities. The ultimate extent of any such epidemics, pandemics, outbreaks or other public health crises on our business, financial condition and results of operations would depend on future developments, which are highly uncertain and cannot be predicted with any certainty. Such developments could therefore have a material adverse effect on our business, financial condition and results of operations, and it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Failure to maintain effective business continuity and disaster recovery plans could materially disrupt our operations and negatively impact our financial performance, reputation, and stakeholder relationships. Our ability to deliver high-quality educational and medical services across our core segments—Undergrad, Continuing Education, and Medical Practice Services—relies on uninterrupted operations. Unexpected events, such as natural disasters, wildfires, public health crises, cyberattacks, technology failures, power outages, or other emergencies, could impair our ability to offer courses, delay student progression and graduation, and lead to financial losses. The continuity of our Undergraduate and Continuing Education programs is critical to preserving student trust and academic partnerships, while any disruption to our Medical Practice Services could directly affect patient care, physician engagement, and relationships with B2B clients, including pharmaceutical companies. If we fail to effectively mitigate or recover from such disruptions, we could face legal liabilities, financial setbacks, and reputational harm that adversely impact our business and growth prospects.

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. Historically, expenditures by the Brazilian federal government have resulted in fiscal deficits, with consecutive deficits recorded from 2014 to 2020. However, in 2022, the federal government achieved a budget surplus, driven in part by rising commodity prices and higher inflation. In 2023, as commodity prices stabilized, inflation eased, and economic activity slowed, government revenues declined while expenditures continued to rise, leading to a budget deficit. In 2024, despite a 9.62% increase in total federal fiscal revenues compared to 2023 (in inflation-adjusted terms), supported by ad hoc measures enacted at the end of 2023, public expenditures grew at a faster pace, resulting in another budget deficit. The Brazilian government continues to navigate a challenging fiscal environment, even after the approval of a new fiscal framework in 2023. Likewise, Brazil’s state governments are facing fiscal pressures due to high debt burdens, declining revenues, rigid expenditures, and extensive federal economic relief programs, alongside additional aid efforts in response to floods in early 2024 in the State of Rio Grande do Sul.

In addition, uncertainties relating to the implementation by the new Brazilian government under President Luis Inácio Lula da Silva of changes to monetary, fiscal and social security policy and related legislation (including as a result of the 2024 municipal elections, the relationship between the executive, legislative and judiciary branches and the relationships among the leading political parties) may contribute to economic instability. Specifically, although the tax reform on duties levied on consumption was approved by the Brazilian Congress in 2023, it continues to require the approval of additional legislation by lawmakers in 2025 to be fully implemented by the Brazilian government. On October 3, 2024, the Brazilian government issued Provisional Measure No. 1,262, establishing the implementation of the OECD Pillar Two global minimum tax in Brazil. On December 27, 2024, Law No. 15,079/2024 was enacted, formalizing these requirements and making them definitive for the implementation of the new tax regime in the country. A new round of tax reforms is also expected to be presented to the Brazilian Congress by the Brazilian government in 2025, including the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the taxes associated with any dividend or distribution by Brazilian companies and could impact our capacity to receive future dividends or distributions net of taxes from our subsidiaries. The incumbent administration has stated that this proposed reform is among their priorities, along with other economic reforms. Any such new policies or changes to current policies may have a material adverse effect on us.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.8%, 4.6% and 5.8% as of December 31, 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, started raising the official base interest rate (Sistema Especial de Liquidação e Custódia) or the SELIC rate, in mid-March 2021, ultimately reaching 9.25% by the end of 2021. This cycle continued into 2022, with the SELIC rate peaking at 13.75% in August 2022, at which point COPOM opted to maintain that level. The SELIC rate stayed at 13.75% for nearly a year, as inflation hovered near the upper limit of COPOM’s target range pursuant to applicable law (3.25% for 2023 and 3.0% thereafter). In August 2023, as inflationary pressures eased, COPOM began reducing the SELIC rate, which fell to 10.50% by May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted COPOM to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 12.25% by December 2024. As of the date of this annual report, the SELIC rate stands at 14.25% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies.

The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.3% depreciation in the real against the U.S. dollar during 2021. On December 31, 2022, the exchange rate of the U.S. dollar as reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. The real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during 2024. As of April 24, 2025, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.6738 per US$1.00, which reflected an appreciation of 8.4% in the real against the U.S. dollar since December 31, 2024. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, notwithstanding a growth of 3.0% in 2022, a growth of 2.9% in 2023, and a growth of 3.4% in 2024. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. Furthermore, after taking office, the U.S. president raised the possibility of imposing tariffs on key trade partners of the United States, such as Mexico and Canada, and also imposed a series of significant economic tariffs on a wide array of goods imported into the United States, including certain imports from China as well as on imports of steel and aluminum from around the world. Brazil, as an exporter of steel and aluminum to the United States, will be adversely affected by these tariffs. There is no guarantee that the United States will not impose additional tariffs on Brazilian exports, whether directly on Brazilian goods more broadly or indirectly through tariffs on other products that incorporate Brazilian inputs. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative, and on December 11, 2019, the agency affirmed the rating at BB- and revised the outlook on Brazil to positive. On April 7, 2020, the rating was reaffirmed as BB- with a stable outlook. On November 30, 2021 and June 15, 2022, Standard & Poor’s further reaffirmed Brazil’s rating at BB- with a stable outlook. On December 19, 2023, the rating was upgraded to BB with a stable outlook, reflecting the rating agency’s expectation that Brazil will make slow progress in addressing fiscal imbalances and that its still weak economic prospects, balanced by a strong external position and monetary policy is helping to re-anchor inflation expectations.
•	In 2015, Moody’s downgraded Brazil’s Baa3’s issue and bond ratings to below investment grade, at Ba2 with a negative outlook. On April 9, 2018, Moody’s revised the outlook to stable, reaffirming the Ba2 rating. In September 2020, Moody’s maintained Brazil’s credit rating at Ba2 with a stable outlook. In May 2020, Moody’s confirmed Brazil’s long-term foreign currency sovereign credit rating at Ba2 maintaining a stable outlook. On May 25, 2021, April 12, 2022 and October 20, 2023, Moody’s further reaffirmed Brazil’s rating at Ba2 with a stable outlook. On October 1, 2024, Moody’s upgraded Brazil’s credit rating to Ba1 with a positive outlook.
•	In 2015, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative. In November 2020, Fitch Ratings affirmed Brazil’s long-term foreign currency sovereign credit rating at BB- with a negative outlook. On December 14, 2021, Fitch further reaffirmed Brazil’s credit rating at BB-negative with a negative outlook. On July 14, 2022, while reaffirming Brazil’s credit rating at BB-negative, Fitch changed its outlook on Brazil’s credit rating to a positive outlook. On July 26, 2023, Fitch upgraded Brazil’s credit rating at BB and changed its outlook on Brazil’s credit rating to a stable outlook. On December 15, 2023 and June 27, 2024, Fitch further reaffirmed Brazil’s rating at BB with a stable outlook.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the challenging economic conditions currently facing Brazil, along with continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign foreign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Risks Relating to Our Class A Common Shares

An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired.

Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. The existence of our dual-class share structure could also result in less liquidity for our Class A common shares than if there were only one class of our common shares. If an active market for our Class A common shares is not maintained, it may be difficult for you to sell shares without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

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

Bertelsmann, our controlling shareholder, as of the date of this annual report, owns 77.8% of our outstanding Class B common shares, which, together with its ownership of 57.0% of our outstanding Class A common shares, represent approximately 67.1% of our outstanding share capital and 75.8% of the voting power of our outstanding share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares trading on NASDAQ, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, Bertelsmann and the Esteves Family will control the outcome of all of our decisions at our shareholders’ meetings, and Bertelsmann alone is able to elect a majority of the members of our board of directors. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

As of December 31, 2024, we have 49,920,068 Class A common shares and 43,802,763 Class B common shares outstanding, which, except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. In the event one or more of the analysts who cover us downgrades us or releases negative publicity about our Class A common shares, our share price would likely decline.

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

There can be no assurance that we will continue to declare dividends.

On March 12, 2025, our board of directors approved the distribution of our first-ever dividends. The payment of any dividends in the future is subject to continued capital availability, market conditions, applicable laws and agreements, and our board of directors continuing to determine that the declaration of dividends are in the best interests of our shareholders. The declaration and payment of any dividend may be discontinued or reduced at any time, and there can be no assurance that we will declare dividends in the future in any particular amounts, or at all.

Our Series A perpetual convertible preferred shares have rights, preferences and privileges that are not held by, and are preferential to, the rights of our common shares, which could adversely affect our liquidity and financial condition, and may result in the interests of the holders of our Series A perpetual convertible preferred shares differing from those of our common shareholders.

The Series A perpetual convertible preferred shares rank senior to our common shares with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of Series A perpetual convertible preferred shares have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders before any payment may be made to holders of any other class or series of our share capital, an amount equal to the greater of (a) the sum of the original liquidation preference plus all accrued but unpaid dividends or (b) the amount that such holder would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of such series of Series A perpetual convertible preferred shares had been converted into common shares immediately prior to such liquidation, dissolution or winding up. In addition, the holders of the Series A perpetual convertible preferred shares are entitled to a cumulative dividend at the rate of 6.5% per annum. The holders of the Series A perpetual convertible preferred shares are also entitled to participate in dividends declared or paid on our common shares on an as-converted basis. The holders of our Series A perpetual convertible preferred shares also have the right, subject to certain exceptions, to require us to repurchase all or any portion of the Series A perpetual convertible preferred shares upon certain change of control events at the repurchase price set forth in the applicable certificate of designations.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for general corporate purposes. Our obligations to the holders of the Series A perpetual convertible preferred shares could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. These preferential rights could also result in divergent interests between the holders of Series A perpetual convertible preferred shares and holders of our common shares.

The issuance of Series A perpetual convertible preferred shares reduces the relative voting power of holders of our common stock, and the conversion and sale of those shares would dilute the ownership of holders of common shares and may adversely affect the market price of our common shares.

As of December 31, 2024, 150,000 Series A perpetual convertible preferred shares were outstanding, representing approximately 6.6 % of our outstanding common shares, excluding treasury shares and including the Series A perpetual convertible preferred shares on an as-converted basis. Holders of Series A perpetual convertible preferred shares are entitled to a cumulative dividend at the rate of 6.5% per annum. Because holders of our Series A perpetual convertible preferred shares are entitled to vote on certain matters described in “—SoftBank and any other holders of our Series A perpetual convertible preferred shares may exercise influence over us,” the issuance of the Series A perpetual convertible preferred shares, and the subsequent issuance of additional Series A perpetual convertible preferred shares, effectively reduce the relative voting power of the holders of our common shares.

In addition, the conversion of the Series A perpetual convertible preferred shares into common shares would dilute the ownership interest of existing holders of our common shares. Furthermore, any sales in the public market of the common shares issuable upon conversion of the Series A perpetual convertible preferred shares would increase the number of our common shares available for public trading and could adversely affect prevailing market prices of our common shares. Sales of a substantial number of our common shares in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common shares.

SoftBank and any other holders of our Series A perpetual convertible preferred shares may exercise influence over us.

As of December 31, 2024, outstanding Series A perpetual convertible preferred shares represented approximately 6.6% of our outstanding common shares, excluding treasury shares and including the Series A perpetual convertible preferred shares on an as-converted basis. The terms of the Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares by a separate class vote for us to take the following decisions, among others described in the respective certificate of designations:

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

Each Class A common share entitles its holder to one vote per share, and each Class B common share entitles its holder to 10 votes per share. Due to the 10-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Esteves Family and Bertelsmann) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 16.67% of the total number of shares outstanding. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares.

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

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

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

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we have, and will continue to, follow home country practice in lieu of the above requirements. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholder than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization by way of a scheme of arrangement of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation by way of a scheme of arrangement or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state ; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2024. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirement for PFIC status. Such a U.S. investor may be subject to certain adverse U.S. federal income tax consequences. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

Afya Limited is a publicly held company listed on the Nasdaq since July 2019, and therefore subject to certain reporting requirements of the Exchange Act.

We were incorporated on March 22, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted, and we have the authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act.

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

Afya benefits from over 25 years of medical education experience through Afya Brazil and Medcel, both of which were founded and managed by physicians, with a focus on academic excellence and deep roots in technology and innovation.

We were founded in 1999 with the opening of our first medical school, Centro Universitário ITPAC, by the Esteves Family, a family of medical professionals with a passion for medical education. Since its inception, our focus has been on medical and related health courses. As of December 31, 2024, 22,867 physicians had graduated with us since the founding of our predecessor companies. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of December 31, 2024, had 76,988 undergraduate students, of which 49,825 were health-related students and 27,163 were non-health-related students.

Medcel was founded by Dr. Atilio Barbosa in 2004, a pioneer in online medical preparatory courses. In 2007, Medcel launched a proprietary platform to broadcast online classes. Over the years, Medcel evolved from its online platform into an adaptive digital learning environment where students can access digital media, watch medical case studies, listen to podcasts and answer personalized quizzes. In 2018, Medcel began offering its high-quality tech-enabled content in different formats and to other academic institutions.

In 2016, the private equity group Crescera Investimentos (formerly Bozano Investimentos) joined forces with Afya Brazil and Medcel, laying out the foundations for the creation of the largest medical education group in Brazil. Crescera has since sold its interest in Afya to Bertelsmann in 2021. See “— Acquisition of Crescera Shares by Bertelsmann” below.

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

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and was hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Deloy Capobianco Gibbon, has over 16 years of experience in education. Our CFO, Luis André Blanco, has over 15 years of experience as CFO, and Lélio de Souza Junior, our Vice President of Medical Practice Solutions, has more than 25 years of experience in technology companies.

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

Organic Growth and Entry into Adjacent Markets

In 2018, the MEC awarded new licenses to Afya Brazil, allowing it, subject to the verification by the MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements, to operate seven new medical schools through the “Mais Médicos II” program, with an aggregate amount of 350 new medical school seats per year. As of December 31, 2024, six of these campuses are already operating, as described below. We expect an additional campus to start operations in 2025.

On May 9, 2019, we consummated the acquisition of IPEMED, marking our entry into the medical graduate and specialization segment. IPEMED, a leading medical graduate school founded in 2006, was merged into by Afya Brazil in 2024 and subsequently rebranded as Afya Educação Médica.

On October 2, 2020, we announced that the Secretary of Regulation and Supervision of Higher Education of the MEC granted authorization for Afya to operate the undergraduate medicine course in Santa Inês in the State of Maranhão, under the “Mais Médicos II” program. This medical school was the first authorized in connection with the “Mais Médicos” program for Afya and contributed 50 seats to our operating seats base. Santa Inês is one of the seven undergraduate campuses Afya was awarded in 2018 in connection with the “Mais Médicos” program, the largest number awarded to any education group. This campus has been operational since October 2020.

On December 30, 2020, the Secretary of Regulation and Supervision of Higher Education of the MEC granted the authorization for Afya to operate the undergraduate medicine course in Cruzeiro do Sul in the State of Acre, under the “Mais Médicos II” program. This medical school is the second authorized school in connection with the “Mais Médicos” program for Afya and contributed 50 seats to our operating seats base. This campus has been operational since the first semester of 2021.

On November 5, 2021, the Secretary of Regulation and Supervision of Higher Education of the MEC granted the authorization to Afya to operate the undergraduate medicine course in Garanhuns in the State of Pernambuco, under “Mais Médicos II” program. This medical school contributed 120 seats to our operating seats base. This campus has been operational since the second semester of 2022.

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

On March 18, 2022, the Secretary of Regulation and Supervision of Higher Education of MEC authorized 28 seats additional at Centro Universitário São Lucas Ji-Parana in the city of Ji-Parana, located in the state of Rondônia. The earn-out related to the seats approval is R$800,000 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount was paid in March 2024. The operation of such additional seats started in June 2022.

On December 29, 2022, Afya announced that MEC authorized the increase of 64 medical school seats of Faculdade Santo Agostinho, in the city of Itabuna, located in the state of Bahia. No additional commitment is required regarding this authorization. The operation of such additional seats started in the first semester of 2023.

On January 24, 2024, Afya announced that MEC authorized the increase of 40 medical school seats at the Faculdades Integradas Padrão (FIP Guanambi) campus, in the city of Guanambi, located in the state of Bahia, which resulted in an additional payment of R$49.6 million in February 2024. With the authorization, we reached 100 medical school seats on this campus.

On July 12, 2024, the MEC authorized the increase of 80 medical school seats at the Centro Universitário Tiradentes Alagoas (UNIMA), campus in the city of Maceió, located in the state of Alagoas, which resulted in an additional payment of R$107.6 million in August 2024 under the DelRey acquisition. With this authorization, Afya reaches 220 medical school seats on this campus.

On September 6, 2024, Afya announced that following the conclusion of an administrative procedure, MEC has granted the request for reconsideration submitted by Unigranrio. According to the e-MEC portal, Unigranrio reestablished 10 medical school seats in the city of Rio de Janeiro, reaching 318 medical school seats across both Unigranrio campuses, contributing to Afya´s current 3,593 total approved medical school seats, including 175 seats from Unidom which are subject to a final conclusion of the court proceedings. The continued operation of certain of these campuses was subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. See “Item 4. Information on the Company—Business Overview—Our Geographic Presence.”

The acquisitions of Medical Harbour, Além da Medicina and CardioPapers strengthened our digital capabilities for our Continuing Education segment, whereas the acquisitions of PEBMED, Medphone, iClinic, Medicinae, Cliquefarma, Shosp, RX PRO and Glic marked our entry into the digital health services sector that now comprises our Medical Practice Solutions, complementing our end-to-end offering to healthcare professionals. For more information on Medical Harbour, Além da Medicina, CardioPapers, PEBMED, Medphone, iClinic, Medicinae, Cliquefarma, Shosp, RX PRO and Glic, see “—B. Business Overview.”

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

SoftBank Investment

On April 26, 2021, we announced that the SoftBank Latin America Fund, or SoftBank, agreed to purchase R$822 million, equivalent to US$150 million, of Afya’s Series A perpetual convertible preferred shares. In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and certain members of the Esteves family agreed to sell 2,270,208 Class A common shares to SoftBank. In connection with such sale, at the time, Paulo Passoni from SoftBank was appointed as a board member of Afya, being replaced by Maria Tereza Azevedo in 2022.

The key terms of the Series A perpetual convertible preferred shares, as set forth under the relevant certificate of designations, are: (i) 6.5% per annum cumulative dividend payable quarterly and in Brazilian reais (payable in U.S. dollars in Brazilian reais equivalent); (ii) SoftBank shall have the right at any time, to convert its Series A perpetual convertible preferred shares into 5,917,888 common shares, at an initial conversion price established at US$25.35; (iii) SoftBank shall have the right to redeem any time after the 5th year anniversary at 105% premium; (iv) Afya will have the right to force conversion after the 3rd year anniversary if forced conversion trigger conditions are satisfied; and (v) Afya shall have the right to redeem any time after the 7th year anniversary at 105% premium. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Series A Perpetual Convertible Shares” and note 12.2.1 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, SoftBank and its affiliates would beneficially own approximately 6.6 % of our outstanding common shares, excluding treasury shares and including the Series A perpetual convertible preferred shares on an as-converted basis.

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

Bertelsmann is a media, services and education company that operates in about 50 countries around the world. It includes the entertainment group RTL Group, the trade book publisher Penguin Random House, the music company BMG, the service provider Arvato, the Bertelsmann Printing Group, the Bertelsmann Education Group and Bertelsmann Investments, an international network of funds. Since Afya’s inception, Bertelsmann has indirectly held a stake in Afya through its investment in Crescera Educacional. In connection with and following such transaction, Bertelsmann appointed Kay Krafft, Shobhna Mohn, Christina Krebs and Benedikt Dalkmann as members of our board of directors. Shobhna Mohn later resigned from our board of directors, effective as of June 30, 2024. For more information, see “Item 6. Directors, Senior Management and Employees”.

Acquisition of our Corporate Control by Bertelsmann

On May 4, 2022, Bertelsmann acquired 6,000,000 of our Class B common shares from the Esteves Family at a purchase price of US$26.90 per share. As a result of the closing of the transaction, Bertelsmann came to beneficially own approximately a 57.5% voting interest in Afya. We also entered into a new CEO executive employment agreement with Virgilio Deloy Capobianco Gibbon, extending its period through May 2027. The extension was made in connection with the increase of Bertelsmann’s stake in Afya to continue to execute the expansion in the medical education business and the deployment of our digital health services strategy.

B.       Business Overview

We are the leading medical education group in Brazil based on the number of private medical school seats, according to a MEC report as of December 31, 2024, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduate courses, medical graduate courses and continuing medical education activities, or CME, including through digital health services.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

Based on our number of MEC's approved medical seats, as compared to our main competitors, we have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 19 Brazilian states, and our digital medical platform is available across Brazil. As of December 31, 2024, our network of 57 undergraduate and graduate medical school campuses consisted of 20 graduate facilities, 36 undergraduate operating units (i.e., units that have been approved by MEC and that have commenced operations) and one approved unit (i.e., a unit that has been approved by MEC but that has not yet commenced operations), compared to 32 campuses as of December 31, 2023 and 30 campuses as of December 31, 2022. As of December 31, 2024, our network of medical school seats consisted of 3,543 operating seats (seats that have been approved by MEC and that have commenced operations) and 50 approved seats (seats that have been approved by MEC but that have not yet commenced operations), compared to 3,113 operating seats as of December 31, 2023 and 2,773 operating seats as of December 31, 2022.

Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical graduate courses, delivering printed and digital content, an online medical education platform and practical medical training.

The acquisitions of Medical Harbour, Além da Medicina and CardioPapers strengthened our digital capabilities for our Continuing Education segment, whereas the acquisitions of PEBMED, Medphone, iClinic, Medicinae, Cliquefarma, Shosp, RX PRO and Glic marked our entry into the digital health services sector that now comprises our Medical Practice Solutions segment, complementing our end-to-end offering to healthcare professionals.

Through PEBMED, we have three different products: (i) Whitebook, a mobile and web application that assists doctors and medical professionals in clinical daily decision-making; (ii) Nursebook, a mobile application that assists nurses in clinical decision-making; (iii) Portal PEBMED, a website that offers free content, including opinions, papers and updates in connection with medical news and scientific publications. The acquisition expanded our products and services offerings and offers significant cross-sell and upsell opportunities. As part of our ongoing efforts to enhance our digital platforms, the Portal PEBMED was discontinued in 2024 and replaced by the Afya Portal, which continues to provide high-quality medical content and resources for healthcare professionals.

iClinic is a SaaS model physician-focused technology company and one of the leading medical practice management software in Brazil. They seek to empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. Their portfolio includes: (i) Electronic Medical Record: the first electronic medical record as a SaaS model in Brazil focused on the physician experience; (ii) Clinical Management System: with this software, doctors can schedule patients online, organize their financial records, use marketing tools to promote their clinics and others; (iii) Telemedicine: a platform to provide online consultations fully integrated with doctor’s schedule and records; and (iv) Physicians Marketplace: a website that connects doctors and patients to schedule consultations. The platform is currently used for almost 27 million medical consultations per year, of which around 187,489 were through telemedicine and prescribed more than 10.8 million electronic medical prescriptions.

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

Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources: (i) educational health solutions: Athena Hub specialized in anatomy was created to support dynamic teaching and allow physicians, teachers and students to interact and manipulate a real human body on a digital platform. Considering the high prices, restriction policies and difficulty on maintaining a human body for anatomy classes, Athena Hub allows students to interact with a digital human body instead of the aged and degenerate bodies for educational purposes. The solution count with virtual body, anatomy modules, and real exam analysis with photorealistic rendering; and (ii) medical imaging solutions: Athena DICOM and MH Cloud specialized in medical imaging with a range of products that simplifies radiology and teleradiology. Allow physicians to visualize, manipulate, share and store medical imaging with the certification of ANVISA (Brazilian Health Agency).

Cliquefarma is a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. Users of Cliquefarma can search for medications or healthcare products and compare prices from over 9,404 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their ads, and a cost-per-acquisition model, where drugstores pay for each concluded sale. In 2024, Cliquefarma generated traffic of 6.6 million visitors.

Shosp is a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients’ appointments, medical records, marketing, and others. The acquisition of Shosp reinforces the digital prescription digital pillar and creates synergies with iClinic and Medicinae solutions.

RX PRO is a digital platform that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. RX PRO has already delivered free samples to more than 72,000 physicians with an innovative digital experience, with a Net Promoter Score, or NPS, of 84.6 and as of the date of this annual report has 12 pharmaceutical companies using its platform. RX PRO is monetized by providing a B2B subscription service to the pharmaceutical industry.

Além da Medicina is an online medical content platform for physicians and medical students that provides educational tools and technical medical content to assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians. The platform also has a strong digital presence, with more than 135,000 followers on Instagram.

Afya Papers is the main medical content and education platform in the Cardiology, Endocrinology, Dermatology, Gynecology and Obstetrics, Pediatric and Psychiatrist field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya’s overall business strategy. The platform was formerly known as CardioPapers and has been rebranded as part of Afya’s identity. Afya Papers had over 500,000 followers on Instagram in 2024. The platform includes medical update courses, such as a cardiology specialist degree preparatory course, cardiological emergencies course, preoperative course, dyslipidemia course, electrocardiogram (EKG) course and diabetes course, exploring the cardiologic medical field and also expanding to other medical areas.

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other subjects and disciplines across several of our campuses, including undergraduate and graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. Following our acquisition of Medcel in the first quarter of 2019 and IPEMED in the second quarter of 2019, we also offer residency preparatory courses and medical graduate courses, delivering printed and digital content, an online medical education platform and practical medical training.

As of December 31, 2024, we had 76,988 enrolled students, compared to 66,034 enrolled students as of December 31, 2023, representing an increase of 16.6% from 2023, and 58,200 enrolled students as of December 31, 2022, representing an increase of 13.5% from 2022.

Our business model is characterized by high revenue visibility and operating leverage. Approximately 90% of our revenue for the years ended December 31, 2024, 2023 and 2022 was composed of the monthly tuition fees we charge students enrolled in our undergraduate and graduate courses.

Our ability to execute our strategy and business model through acquisitions and organic growth has led to growth, profitability and cash generation:

•	Our revenue totaled R$3,304.3 million, R$2,875.9 million and R$2,329.1 million in the years ended December 31, 2024, 2023 and 2022, respectively, representing a compound annual growth rate, or CAGR, of 19.1% since 2022;
•	Medical school’s revenue represented 85.9%, 85.5% and 83.4% of our undergraduate programs revenue in 2024, 2023 and 2022, respectively. The average monthly net ticket for medical school tuition fees was R$8,849 for the year ended December 31, 2024, which represented an increase of 4.6% from R$8,460 for the year ended December 31, 2023, which, in turn, represented an increase of 6.1% from R$7,973 for the year ended December 31, 2022;
•	Continuing Education and Medical Practice Solutions revenues totaled R$417.2 million, R$376.1 million and R$298.8 million in revenue for the years ended December 31, 2024, 2023 and 2022, respectively;
•	We generated net income of R$648.9 million, R$405.4 million and R$392.7 million in the years ended December 31, 2024, 2023 and 2022, respectively, representing a CAGR of 28.5% since 2022;
•	Our Adjusted EBITDA totaled R$1,455.6 million, R$1,165.7 million and R$961.9 million in the years ended December 31, 2024, 2023 and 2022, respectively, representing a CAGR of 23.0% since 2022;
•	Our Net cash flows from operating activities was R$1,433 million, R$1,044 million and R$844 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our Operating Cash Conversion Ratio was 102.2%, 97.1% and 94.4% for the years ended December 31, 2024, 2023 and 2022, respectively.

Quality is a cornerstone of our value proposition. As of the date of this annual report, our average General Course Index score, which is measured and published by MEC, and is based on certain institutional planning and development, academic, and management criteria, was 2.62 on a scale of 1 to 5, in line with the Brazilian average of 2.62.

Recent Developments

On April 23, 2025, MEC officially announced the launch of the National Medical Education Assessment Exam (Exame Nacional de Avaliação da Formação Médica - Enamed), an annual examination that will be administered to students completing medical school programs in Brazil. The initiative is intended to evaluate the quality of medical education and will be conducted based on a reference framework and theoretical assessment instruments developed by INEP, in accordance with the national curriculum guidelines for medical programs. We believe this initiative will reinforce the importance of consistent academic standards across medical programs in Brazil. The establishment of annual oversight mechanisms, coupled with the exam’s anticipated role as a criterion for admission into medical residency programs, is expected to enhance student engagement and strengthen institutional accountability.

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

In addition, we have equipped ourselves through key initiatives for strategic and relevant acquisitions to our portfolio, including: the creation of a Shared Services Center dedicated to serving our business units and running our integration processes, the centralization of content creation and the creation of a dedicated sales team for each market we operate in.

Our recent acquisitions, which were all made through Afya Brazil, include:

Além da Medicina

On March 4, 2022, we acquired 100% of the total share capital of Além da Medicina. The aggregate purchase price of R$26.8 million is comprised of: (i) R$14.9 million paid in cash on the transaction closing date; (ii) an earn-out (“contingent consideration”) of up of R$19.2 million is payable in connection with revenue target achievements for 2023 and 2024; and (iii) a price adjustment related to net debt of R$0.8 million in favor of selling shareholders. As of December 31, 2024, the contingent consideration of R$9.6 million was based on the estimated payment considering the facts and circumstances at that date.

CardioPapers

On April 5, 2022, we acquired 100% of the total share capital of CardioPapers. The aggregate purchase price of R$42 million is comprised of: (i) R$34.9 million paid in cash on the transaction closing date; (ii) an earn-out (“contingent consideration”) of up of R$15 million is payable in connection with revenue target achievements for 2023 and 2024 and other goals relating to market credentials for 2023 and 2024; and (iii) price adjustment related to net debt of R$0.3 million in favor of Afya Brazil. As of December 31, 2024, the contingent consideration of R$10.0 million was based on the estimated payment considering the facts and circumstances at that date.

Glic

On May 23, 2022, we acquired 100% of the share capital of Glic. Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and healthcare providers. The aggregate purchase price of R$30.6 million is comprised of: (i) R$21.6 million paid in cash on the transaction closing date; and (ii) an earn-out (“contingent consideration”) of up of R$12.0 million payable in connection with revenue target achievements for 2023 and 2024 and product development goals. We paid R$3.0 million as contingent consideration in 2023 and the remaining balance is no long due and payable given the earn-out targets have not been met.

DelRey

On January 2, 2023, we acquired 100% of the total share capital of DelRey, which acquisition encompasses the operations of Centro Universitário Tiradentes Alagoas, or UNIMA, and Faculdade Tiradentes Jaboatão dos Guararapes, or FCM Jaboatão. The transaction does not include the “UNIMA” and “FCM Jaboatão” trademarks, which were licensed to Afya during the first year of operation. The aggregate purchase price of R$816.2 million is comprised of: (i) R$575.0 million paid in cash on the transaction’s closing date; and (ii) R$234.0 million to be paid in three annual installments of R$134.0 million in January 2024, R$50.0 million in January 2025 and R$50.0 million in January 2026, as adjusted by the SELIC rate, of which only the last installment remains outstanding. The aggregate purchase also includes R$7.2 million estimated at fair value as of the date of acquisition relating to an offer of our digital solutions free of charge until December 31, 2030 for medical students of universities owned by the sellers but which were not a part of this transaction. On July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA, which resulted in an additional payment of R$107.6 million to the former shareholders of UNIMA.

Unidom

On July 1, 2024, we acquired 100% of the total share capital of Unidom Participações S.A., which acquisition encompasses the operations of Unidompedro and Faculdade Dom Luiz, or “Unidom,” Instituição Baiana de Ensino Superior Ltda., or “IBES,” and SESSA — Sociedade de Educação Superior do Semi-Árido Ltda., or “Sessa.” The aggregate purchase price of R$620.8 million is comprised of: (i) R$340.8 million paid in cash on the transaction’s closing date; and (ii) R$280.0 million to be paid in ten annual installments, adjusted by the CDI (Interbank Certificate of Deposit) rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each year immediately before payment. The remaining balance will be accelerated if a final and non-appealable ruling of certain court proceedings confirms the authorization for all 175 medical school seats. In turn, if a final ruling does not confirm the authorization for such 175 medical school seats, the outstanding balance will no longer be due.

FUNIC

On December 19, 2024, we signed a definitive contract for the acquisition 100% of the total share capital of Faculdade Masterclass Ltda., or “FUNIC,” which will add 60 medical school seats to Afya in Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the state of Minas Gerais. The aggregate purchase price is R$100 million, and the Net Debt will be deducted at closing. The purchase consideration of R$60 million will be paid in cash at the closing date, and R$40 million will be paid in three annual installments adjusted by the Brazilian interbank interest rates (“CDI”). Additionally, the acquisition includes a contingent consideration provision for up to 60 additional medical school seats. If approved by MEC within 36 months of the closing date, we will be required to make an additional payment of R$1 million per approved seat, up to a maximum of 60 medical school seats. The closing of the transaction is subject to customary conditions precedent and is expected to be completed in May 2025.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil on a per-seat basis, according to MEC, we are able to identify trends and adapt our services accordingly;
•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;
•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;
•	We have the largest operating infrastructure in medical education in Brazil on a per-seat basis, according to MEC, with more than 614 partner teaching hospitals and clinics and 313,119 users in Afya's ecosystem;
•	We believe we have developed the first instructional medical web series created globally, and we have completed the first two seasons and have already begun working on the third season;
•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation;
•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model; and
•	We started offering content and clinical tools for healthcare professionals, including mobile and web apps.

High-quality standards

Quality is a cornerstone of our value proposition. Our operating infrastructure and innovative methodological approach have achieved high levels of satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. Our NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, showed a consistent improvement across all groups of medical students in 2024 compared to 2023. Among students from the 1st to the 4th semester, the NPS rose from 40 in 2023 to 46 in 2024. For those in the 5th to the 10th semester, it increased from 25 to 29. Finally, among students in the last two semesters of the program, the score went up from 26 to 31. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical careers of our students. Additionally, according to the latest results released by the Brazilian government on April 2, 2024, our average General Course Index, which is measured and published by MEC, and is based on certain institutional planning and development, academic and management criteria, was 2.62 on a scale of 1 to 5, in line with the Brazilian average of 2.62. See “Item 4. Information on the Company—Business Overview—Regulatory Overview—Regulatory Processes of Post-secondary Education Institutions—Accreditation of Post-secondary Education Institutions and Authorization and Recognition of Courses” for further information on the General Course Index.

In addition, through our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services offered by Medcel, third-party medical schools proactively contact it seeking to adopt Medcel’s medical education content to improve their medical students’ learning experience and academic scores. As of December 31, 2024, 17 third-party schools had adopted Medcel’s medical education content compared to 17 as of December 31, 2023.

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, calculated as the sum of sales and marketing and personnel expenses divided by student additions, which were approximately R$1,576, R$1,415 and R$1,882 per student as of December 31, 2024, 2023 and 2022, respectively, high occupancy rates of approximately 100% of medical school seats in our medical schools as of December 31, 2024, 2023 and 2022, strong net cash flows from operating activities which was R$1,433 million, R$1,044 million and R$844 million for the years ended December 31, 2024, 2023 and 2022, respectively, and operating cash conversion ratio which was 102.2%, 97.1% and 94.4% as of December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, our Life Time Value (LTV) was R$447,647, calculated as the gross profit per student of R$74,602 divided by 17% (to account for one-sixth of the student base graduating every year). As of December 31, 2023, our LTV was R$423,308, calculated as the gross profit per student of R$70,551 divided by 17%. As of December 31, 2022, our LTV was R$425,658, calculated as the gross profit per student of R$70,943 divided by 17%.

Contracted growth: We have contracted growth visibility into medical schools that are in the initial six years of operations as a result of the six-year maturation cycle of our medical school seats. This cycle begins when a medical school becomes operational, with a first year medical school class that progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats). Since the maximum number of medical seats per medical school is set by regulation, the only way to grow our medical school seats, and thus our numbers of enrollments, is through acquisitions or starting new medical schools. As of December 31, 2024, we had 3,593 approved medical school seats, including 175 seats from Unidom which are subject to a final conclusion of the court proceedings, out of an expected total capacity of 25,870 medical school enrollments by 2031, which gives us visibility as to the growth potential of our revenues over the period. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation.”

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

Extensive M&A track record

We have extensive capabilities in, and a strong track record of, identifying, negotiating and successfully integrating acquisitions. We have developed an integration model, operated by a dedicated team responsible for analyzing, mapping and integrating the systems of our acquired businesses, that we believe enables us to fully integrate the businesses we acquire in an efficient manner and usually within 12 months of their acquisition.

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

Our consolidated operating history and our recent acquisitions entail a number of challenges, such as effectively integrating the operations of any acquired company with our existing business and managing a growing number of campuses. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may face challenges in identifying and acquiring new medical higher education institutions, which could hinder our strategic and financial goals. Additionally, difficulties in effectively integrating and managing an increasing number of acquisitions may adversely affect our strategic objectives.”

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of know-how and expertise in the education sector. Our internal satisfaction survey conducted in 2024 showed employee satisfaction levels of 86 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development, and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

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

Since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and thus our number of enrollments, is through acquisitions or starting new medical schools. As of the date of this annual report, assuming full compliance with applicable regulations and that our seven new “Mais Médicos II” campuses mature as expected with 50 medical school seats for each campus, we estimate reaching a total medical student base of 26,302 students by 2031. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business.”

Open new campuses in connection with the “Mais Médicos II” program

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos II” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses was subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. As of December 31, 2024, MEC had inspected six of the campuses, and the final verification was published in: (i) October 2020 for ITPAC Santa Inês; (ii) December 2020 for ITPAC Cruzeiro do Sul; (iii) February 2022 for ITPAC Abaetetuba; (iv) February 2022 for ITPAC Itacoatiara; (v) March 2022 for ITPAC Bragança; (vi) March 2022 for ITPAC Manacapuru. We expect an additional campus to start operations in 2025.

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

Expand our graduate programs enrollments base

Due to the shortage of medical residency seats and the growing demand for medical undergraduate courses, we believe we will be able to expand our current offering in the Undergrad segment.

We intend to continue developing our business-to-business strategy by increasing the number of partners and student enrollments through increased marketing and sales efforts.

Cross-sell across our existing medical student base

Because our solutions target the lifelong education journey of medical students, we have identified an opportunity to increase student enrollments at a low marginal cost driven by cross-selling opportunities, such as increasing the number of former undergraduate students subscribing to our medical residency exam solutions and the number of former undergraduate and/or medical residency students applying to our graduate and/or other continuing medical education offerings, such as hard and soft skills courses.

Expand our B2B capabilities

B2B contracts are effective customer entry points to our products and services. Students are familiar with our platforms, increasing our brand equity and helping us attract more physicians to enroll in preparatory courses, graduate programs, hard and soft skills courses.

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

Continue to selectively pursue M&A opportunities

We plan to selectively pursue acquisitions that will complement our current medical education services offering and/or enhance our product portfolio, such as digital content platforms, continuing medical education institutions and other medical certification companies, among others. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time. We believe that we have developed a strong capability and track record of acquisitions. In 2024, we acquired Unidom, which increased our number of approved medical school seats by 300 seats authorized, of which 125 are final and 175 are subject to a final conclusion of the court proceedings. In 2023, we acquired or invested in two companies. In 2022, we acquired or invested in three companies. In 2021, we acquired or invested in nine companies, which increased our medical school seats by more than 27.4% over the year. Our acquisition of Medcel enabled us to access the medical residency preparation market, and the acquisition of IPEMED, enabled us to enter the graduate courses market. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

On December 19, 2024, we signed a definitive contract for the acquisition 100% of the total share capital of FUNIC, which may increase our approved medical school seats from 3,593 to 3,653. The closing of the transaction is subject to customary conditions precedent and is expected to be completed in May 2025.

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

Our Geographic Presence

Our headquarters and most of our shared services operations are located in Nova Lima and Belo Horizonte, respectively, in the State of Minas Gerais. Our content creation and dedicated sales team is located in São Paulo, in the State of São Paulo.

As of December 31, 2024, our network consisted of a total of 57 undergraduate and graduate campuses: (i) 37 undergraduate campuses, out of which 36 are operating units (units that have been approved by MEC and that have commenced operations), 32 offer a medical course, and one has been approved by MEC but has not yet commenced operations, and (ii) 20 graduate campuses that offer medicine- and health-related courses.

We plan to expand our network by opening one approved undergraduate medical school campus we were awarded in connection with the “Mais Médicos” program by 2025.

The chart and table below illustrate our current footprint of undergraduate medical schools, as of the date of this annual report.

Campus	State	Brand	Year of Acquisition	Approved Medical School Seats(1)	Semester(2)
Porto	TO	ITPAC	Before 2018	120	02.04
Pato Branco	PR	FADEP	2018	50	02.17
Pato Branco	PR	FADEP	2018	60	02.19
Itajubá	MG	CCSI	2018	87	01.68
Parnaíba	PI	IESVAP	2018	80	02.15
Palmas	TO	ITPAC	2018	120	02.17
Teresina	PI	IESP	2018	110	02.04
Teresina	PI	IESP	2018	61	02.17
São João Del Rei	MG	IPTAN	2018	38	02.15
São João Del Rei	MG	IPTAN	2018	11	02.16
Araguaína	TO	UNITPAC	2018	80	02.06
Ipatinga	MG	UNIVAÇO	2018	100	01.99
Marabá	PA	FACIMPA	2019	120	02.19
Vitória da Conquista	BA	FASA	2019	100	01.15
Itabuna	BA	FASA	2019	85	02.18
Itabuna	BA	FASA	2019	64	01.23
Cametá	PA	ITPAC - Mais Médicos	2019	50	Pre-operational
Cruzeiro do Sul	AC	ITPAC - Mais Médicos	2019	50	01.21
Santa Inês	MA	ITPAC - Mais Médicos	2019	50	02.20
Manacapuru	AM	ITPAC - Mais Médicos	2019	50	02.22
Itacoatiara	AM	ITPAC - Mais Médicos	2019	50	02.22
Abaetetuba	PA	ITPAC - Mais Médicos	2019	50	02.22
Bragança	PA	ITPAC - Mais Médicos	2019	50	02.22
Itaperuna	RJ	UniRedentor	2019	112	02.15
João Pessoa	PB	FCMPB	2020	24	02.17
João Pessoa	PB	FCMPB	2020	33	02.18
João Pessoa	PB	FCMPB	2020	80	02.16
João Pessoa	PB	FCMPB	2020	20	02.18
Redenção	PA	FESAR	2020	120	02.18
Porto Velho	RO	UniSL	2020	52	02.19
Porto Velho	RO	UniSL	2020	130	02.05
Ji-Paraná	RO	UniSL	2020	28	02.21
Guanambi	BA	FIP Guanambi	2021	60	02.18
Guanambi	BA	FIP Guanambi	2021	40	01.24
Garanhuns	PE	ITPAC	2021	120	02.21
Montes Claros	MG	UNIFIPMOC	2021	100	02.07
Duque de Caxias	RJ	UNIGRANRIO	2021	110	01.97
Duque de Caxias	RJ	UNIGRANRIO	2021	88	02.17
Rio de Janeiro	RJ	UNIGRANRIO	2021	110	02.04
Rio de Janeiro	RJ	UNIGRANRIO	2021	10	02.24
Alagoas	AL	UNIMA	2023	100	02.14
Alagoas	AL	UNIMA	2023	40	02.16
Alagoas	AL	UNIMA	2023	80	02.24
Jaboatão	PE	FCM Jaboatão	2023	100	01.18
Jaboatão	PE	FCM Jaboatão	2023	100	01.19
Unidompedro (3)	BA	UNIDOM	2024	300	01.21

(1)	Number of medical school seats presented are estimated.
(2)	Schools with six or more years of operations are considered fully matured.
(3)	300 seats authorized, of which 125 are final and 175 are subject to a final conclusion of court proceedings.

Industry Overview

Introduction to Brazil’s education environment

Brazil’s education environment has become increasingly open to private capital. At the same time, the government has continued to play an important role through the municipalities, states, and federal government.

Post-secondary education

Higher education in Brazil differs significantly from pre-secondary education. The majority of higher education schools are under private management and account for approximately 88% (both for profit and nonprofit) of all higher education institutions, according to Sinopse Estatística da Educação Superior. Higher education institutions are divided into three categories depending on the number of courses they offer, seniority of the teaching staff, and amount of research they conduct: they can be classified as colleges, university centers or universities. Typical post-secondary programs take between four to six years to complete. While some courses in these programs only occur during a certain period of the day (i.e., morning, afternoon, or evening), others are offered as full day courses. Tuition is paid on a monthly basis, primarily out of pocket by students and their families. Government financing is available, but not easily accessible. The main programs are FIES and PROUNI, which together accounted, in Brazil, for 20.3% of total financing in 2023 prior to more regulated policies in recent years, according to Sinopse Estatística da Educação Superior.

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

Medical professionals that do not choose or fail to be admitted into a residency program can still pursue a medical specialty certification through other alternatives. For instance, a generalist can take the specialist certification exam to become a specialist after meeting a variety of eligibility criteria. Those criteria can include internships, hours of work under the supervision of a medical specialist, or hours of study in a certified graduate program, among other methods. Depending on the desired level of medical specialty, it can take four to 10 years for a generalist to meet the criteria and, in this context, graduate courses can be a shorter path to reach eligibility sooner.

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

In 2013, the “Mais Médicos” Law defined the rules for the creation of new medical courses in Brazil to address issues such as the unequal distribution of doctors across Brazilian states. Among the criteria that support the creation of medical school seats, two relevant aspects are (i) the importance of these new openings in a specified region and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization.

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

“Mais Médicos I” and “Mais Médicos II” jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be increased by up to 100 seats, each in accordance with the “Mais Médicos” regulation. With the increase in annual offerings through “Mais Médicos,” on April 5, 2018 MEC announced that the government had decided to freeze the new offering of medical school seats for a period of five years, pursuant to Ordinance No. 328/2018. The decision was based on a need to evaluate the impact of opening new medicine courses in Brazil. However, on April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/2018 and set new rules for the opening of new medicine courses.

Following the issuance of Ordinance No. 650/23, on October 4, 2023, MEC, through SERES, exercising its legal powers and based on Article 3 of the “Mais Médicos” Law announced the public call for the selection of proposals for the authorization of medical courses on a national scale. The rules for the new “Mais Médicos III” program set forth the criteria for new undergraduate medical school seats. This new program will allow the opening of up to 5,700 new undergraduate seats, to be distributed across 95 cities with a limit of 60 seats per institution.

Although the “Mais Médicos” program requires a public call prior to the authorization of a new medicine course, some educational institutions have been judicially challenging this restriction before Brazilian courts to compel MEC to receive and review requests for new medicine courses outside the “Mais Médicos” program rules by alleging that these rules are an undue restriction on freedom of competition. Certain courts may ultimately compel the MEC to receive and review these requests. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We face significant competition in each program we offer. If our competition increases or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.”

In addition, the increase in medical school seats in existing undergraduate courses is regulated by Ordinance No. 1,771, dated September 1, 2023, which allowed educational institutions to request an increase in medical school seats by submitting a request to MEC. As of the date of this annual report, those requests are still under MEC’s analysis.

Brazilian medical education quantitative assessment

Given the national regulatory framework, expanding medical school seats depends mostly on quality attributes and the need for additional doctors in the given geography. The number of medical school seats remained approximately unchanged between 2005 and 2012, but increased at a faster pace from 2012 to 2014 to mitigate the shortage of physicians in the country.

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

Source: Demografia Médica, 2022. 2023-2028 figures are projections

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

By 2030, 13.5% of the Brazilian population is expected to be older than 65 years, compared to 7.3% in 2010. Furthermore, in 2060, the percentage of the population of 60 years and older is expected to exceed the number of people 19 years and under, according to the Instituto Brasileiro de Geografia e Estatística, or IBGE.

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

Distribution of doctors according to Brazilian states—2023

Doctors and Doctors distribution ratio per 1,000 inhabitants in major regions, in 2023 Brazil

| Brazil, 2023

54,644,582
Population
114,407
Doctors
2.09
Ratio
NORTHEAST
17,349,619
Population
28,602
Doctors
1.65
Ratio
NORTH
84,847,187
Population
307,026
Doctors
3.62
Ratio
SOUTHEAST
16,287,809
Population
53,352
Doctors
3.28
Ratio
MIDWEST
29,933,315
Population
93,409
Doctors
3.12
Ratio
SOUTH

Source: Demografia Médica, 2023.

Compelling financial rewards for pursuing a medical career

One of the notable arguments for pursuing a medical career in Brazil is the financial outcome for the future physician, with higher salaries and fast payback. The main points of view that support the increasing demand for medical education analysis are: (i) nearly 100% employability of medical school graduates in Brazil; (ii) significantly higher salaries for medical school graduates than those enrolled in engineering courses (by approximately 77%), and (iii) a four-year post-graduation average payback period.

Source:

(1) Instituto de Pesquisa Econômica Aplicada—IPEA, CAGED,

(2) Demografia Médica 2023,

(3) Afya’s Research Center,

(4) Third-party consulting firm analysis.

Even when considering the comparatively high tuition paid during the six-year medical undergraduate program, its above-average income after graduation results in an average payback period of four years, a relatively short period compared to other undergraduate education majors.

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

We compete directly or indirectly with other post-secondary institutions that offer medical courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently, there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of approved medical school seats they had as of December 31, 2024:

Number of Approved Medical School Seats
Company	As of December 31, 2024
Afya Brazil	3,593
Player 1	2,060
Player 2	1,892
Player 3	1,019
Player 4	941

The market for graduate medical courses has been growing rapidly and we have recently experienced increasing competition from traditional education institutions that previously had been limited to providing undergraduate courses and have since begun to offer graduate programs.

Our Products and Services

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Medical Schools

•	A fully integrated core curriculum is offered to our medical school students across all our campuses.
•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course, which we implemented for all incoming medical students of the fifth and sixth academic year.
•	As of December 31, 2024, we had 24,255 students enrolled in medical school programs which represented 31.5% of the total number of students in our Undergrad segment, contributing to a revenue of R$2,487.1 million for the year ended December 31, 2024, which represented 85.9% of our total revenue for our Undergrad segment. As of December 31, 2023, we had 21,446 students enrolled in medical school programs which represented 32.5% of the total number of students in our Undergrad segment, contributing to a revenue of R$2,147.4 million for the year ended December 31, 2023, which represented 85.5% of our total revenue for our Undergrad segment. As of December 31, 2022, we had 17,968 students enrolled in medical school programs which represented 30.9% of the total number of students in our Undergrad segment, contributing to a revenue of R$1,699.2 million for the year ended December 31, 2022, which represented 83.4% of our total revenue for our Undergrad segment.

Residency Journey

•	Instructional content in digital format is offered to medical students and newly graduated physicians to prepare them for medical residency exams.
•	Supplementary instructional content in digital format is offered to third-party medical schools that adopt our services.
•	As of December 31, 2024, 2023 and 2022, we had 16,381, 12,170 and 19,986, respectively, enrolled students in our medical residency preparatory courses.

Graduate Journey

•	We offer a wide array of options for doctors pursuing specialization, whether through graduate medical courses or preparatory programs for specialist title exams. These students also have access to some of our supplemental instructional platforms.
•	Supplemental instructional content for different medical specializations is offered to individual lifelong medical learners in our graduate courses.
•	As of December 31, 2024, we had 8,527 enrolled students in our graduate courses. As of December 31, 2023, we had 7,722 enrolled students in our graduate courses. As of December 31, 2022, we had 6,058 enrolled students in our graduate courses.

Other Courses — B2P and Business to Business Offerings

•	We provide courses that extend beyond medical practice, focusing on lifelong learning and the development of both technical and interpersonal skills essential for well-rounded medical professionals.
•	These programs cater to physicians seeking to stay current throughout their careers while enhancing their technical expertise.
•	As of December 31, 2024, we had 25,613 enrolled students in our other courses. As of December 31, 2023, we had 27,188 enrolled students in our other courses. As of December 31, 2022, we had 17,475 enrolled students in our other courses.

Other Programs

•	Other national core curriculum is offered to all students across all of our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.
•	As of December 31, 2024, we had 52,733 students enrolled in other programs which represented 68.5% of the total number of students in our Undergrad segment, contributing to a revenue of R$408.6 million for the year ended December 31, 2024, which represented 14.1% of our total revenue for our Undergrad segment. As of December 31, 2023, we had 44,588 students enrolled in other programs which represented 67.5% of the total number of students in our Undergrad segment, contributing to a revenue of R$363.6 million for the year ended December 31, 2024, which represented 14.5% of our total revenue for our Undergrad segment. As of December 31, 2022, we had 40,232 students enrolled in other programs which represented 69.1% of the total number of students in our Undergrad segment, contributing to a revenue of R$338.7 million for the year ended December 31, 2022, which represented 16.6% of our total revenue for our Undergrad segment.

Medical Practice Solutions

•	Subscription-based mobile app and website portal focused on assisting health professionals and students with clinical decision-making for 30 medical specializations through tools such as medical calculators, charts and updated content, including prescriptions, clinical scores, medical procedures and laboratory exams, among others.
•	Free instructional content we offer to physicians, healthcare professionals and students.
•	As of December 31, 2024, we had approximately 195,018 active paying users, consisting of approximately 161,283 in Clinical Decision and 33,735 in Clinical Management. As of December 31, 2023, we had approximately 183,602 active paying users, consisting of approximately 153,541 in Clinical Decision and 30,061 in Clinical Management. As of December 31, 2022, we had approximately 163,446 active paying users, consisting of approximately 137,767 in Clinical Decision and 25,679 in Clinical Management.

Our acquisition of PEBMED represented our initial expansion into the digital health services sector, which we believe adds value to our platform. In particular, our acquisition of PEBMED included the Whitebook product, which added approximately 125,300 active users to our platform and increased our penetration in the segments in which we already operate through digital health services.

The following chart sets forth our market share by career aging cohort as of December 31, 2024:

Our Lifelong Medical Learner Clients

As of December 31, 2024, we had a total of 127,508 students across all our segments, including 24,255 enrolled in our undergraduate medical programs, 16,381 enrolled students in our medical residency preparatory courses, 8,527 enrolled students in our medical graduate courses, and 25,613 enrolled students using our other B2B and B2P offerings.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business—the number we offer has increased as a consequence of our strategic acquisitions in recent years of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 6.2%, 6.5% and 6.3% of the total revenues of our Undergrad segment in 2024, 2023 and 2022, respectively.

The attractive dynamics for medical education in Brazil, including high demand for medical services and low medical density, combined with the exceptional rewards a physician receives (e.g., high wages, fast payback), create the perfect environment for us, with high demand for health sciences programs throughout the entire medical career. This scenario enables us to target a unique student profile during our selection process, capturing the most capable individuals in Brazil. In addition, as of December 31, 2024, we had 16 contracts with other partner companies, which represents our B2B business. These partnerships allow us to increase our distribution outreach to other institutions around the country and help us achieve our mission.

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

Incentive program—Programa Universidade Para Todos

Programa Universidade Para Todos, or PROUNI, was established in 2005 through Law No. 10,096/2005, which offers full and partial scholarships (50%), in private HEIs for undergraduate and subsequent courses of specific training, to Brazilian students without a higher education diploma. Additionally, the Government offers federal tax exemptions to higher education institutions adhering to PROUNI.

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

As of December 31, 2024, our exposure to PROUNI was 9.2% of our student base. Although we fulfilled all required scholarships to receive 100% of tax exemption, PROUNI does not cover our operation outside of our undergraduate programs.

Other private financing program

In addition to PROUNI and FIES, Afya participates in private financing programs through external partners (Bradesco, BNB, Sicoob, CashMe and Alume) for undergraduate students. Moreover, in 2024 we launched our own financing program for some of its units to support medical students who were not eligible for other types of financing.

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

Medical specializations centers: Our campuses offer simulation centers and clinics where students can practice primary and secondary care, leveraging the learning process and providing medical assistance to the local population; and

Practical learning network: Throughout the internship cycle, our students can access over 614 partner teaching hospitals and clinics, the largest network of any education group in Brazil.

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

Seasonality of Operations

Undergrad segment revenues are related to the intake process and monthly tuition fees charged to students, and do not significantly fluctuate from quarter to quarter. Continuing Education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which generally do not experience significant fluctuations resulting from seasonality and (ii) Medcel’s revenue, derived from the sales of e-books which are recognized at the point in time when control is transferred to the customer, which is generally concentrated in the first and last quarter of the year due to the period of enrollments. Consequently, the Continuing Education segment generally has higher revenues and results of operations in the first and last quarters of the fiscal year than in the second and third quarters of the fiscal year. Medical Practice Solutions revenues derive mainly from Whitebook and iClinic, which do not experience significant fluctuations resulting from seasonality.

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

For example, in medical schools, the most challenging task is to identify potential students interested in attending medical school in a given cycle, since conversion typically occurs organically due to the high demand for these courses. Our challenge is to attract and enroll the best ENEM students in our medical schools. With respect to the medical residency preparatory phase and graduate programs, our main focus is to show potential students the benefits of our methodology in terms of results and cost-benefit in order to guide them toward adopting our solutions.

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

Shared Services Center

We have invested in a modern Shared Services Center, or SSC, to process back-office and non-student facing transactions that has idle capacity and is expected to enable student-base growth with low marginal costs.

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

As of the date of this annual report, iClinic, Medical Harbour, Cliquefarma, Shosp, RX Pro and Glic independently operate their own ERP systems. We are working to migrate the systems from the companies described above in order to fully incorporate them into our integrated systems.

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

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2024, we owned 285 trademark registrations in Brazil and 5 abroad, and we have also sought to register other trademarks in the United States, in the European Union, Portugal, Mexico, China and Colombia. As of the date of this annual report, we have 119 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 364 registered domain names in Brazil and 53 registered international domain names, and have registered three software in Brazil.

Insurance

We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from indemnities that we may have to pay to third parties as a result of our operations. The policies for our operating units have an aggregate coverage limit of up to approximately R$382.8 million. The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking coverage compatible with its size and operations in the market. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

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

The new goals consist of: (1) increasing post-secondary education enrollment rates to 50% of the population aged 18 to 24; (2) increasing the quality of post-secondary education by raising the proportion of academic staff with master’s degrees and doctorate degrees to 75%, of which at least 35% shall be doctorates; and (3) increasing progressively stricto sensu graduate programs. Such goals apply to each federation territory, and provide orientation for the private education sector.

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

Therefore, activities and courses offered by HEIs in Brazil depend on authorizations and are subject to ongoing regulation, guided by the results of quality assessments. The federal responsibility to regulate, monitor and evaluate post-secondary education institutions and programs is exercised by MEC, CNE, INEP and CONAES.

Ministry of Education

The Ministry of Education, or MEC, is the highest authority for post-secondary education within the Brazilian national education system, whose competence consists, among other prerogatives, of the following: (1) confirming CNE’s accreditation decisions for post-secondary education institutions; (2) confirming evaluation systems and criteria adopted by the INEP; (3) confirming opinions and regulation proposals from CNE; (4) issuing rules and instructions for compliance with laws, decrees and regulations pertaining to education issues; and (5) regulating and monitoring the post-secondary education system through its secretariats.

National Education Council

The National Education Council, or CNE, is a consulting and decision-making body monitored by MEC, collectively comprised of the Chamber of Primary and Secondary Education, or CEB, and the Chamber of Post-secondary Education, or CES, each composed of 12 members appointed by the President of Brazil.

CNE is required, among other responsibilities, to: (i) issue regulations to implement MEC’s guidelines, as well as advise and support MEC in its activities and decisions; (ii) decide on accreditation applications and renewals from post-secondary education institutions engaged in distance learning, based on the opinion of the relevant secretariats; (iii) propose guidelines and deliberate on the preparation of the evaluation instruments for accreditation and re-accreditation of institutions to be elaborated by INEP; (iv) issue guidelines to be observed by SERES for accreditation and re-accreditation of universities, university centers and colleges; (v) determine, through CES, the inclusion and exclusion of course designation from the catalog of advanced technology courses; (vi) rule on appeals of decisions issued by SERES, CEB or CES; and (vii) analyze and propose questions regarding the application of post-secondary education legislation to MEC.

Anísio Teixeira National Institute for Educational Research

The Anísio Teixeira National Institute for Educational Research, or INEP, is a federal body linked to MEC whose main responsibilities are, among others, to: (i) design, plan, coordinate and operationalize actions for the evaluation of HEIs, undergraduate courses and government schools, as well as the National Student Performance Examination, or ENADE, the examinations and assessments of undergraduate students; (ii) design, plan, coordinate, operationalize and evaluate indicators related to post-secondary education resulting from examinations and inputs from official databases, the establishment and maintenance of databases of specialized evaluators and collaborators, including the appointment of evaluation committees; (iii) prepare and submit to MEC the instruments for external evaluation (in loco), in accordance with the guidelines proposed by the SERES and by other competent bodies; (iv) design, plan, evaluate and update the indicators for the external evaluation instruments in place, in accordance with the guidelines proposed by CONAES; (v) chair the Technical Committee for Evaluation Monitoring; and (vi) plan, coordinate, operationalize and evaluate the actions necessary to achieve its objectives.

National Higher Education Evaluation Commission

The National Higher Education Evaluation Commission, or CONAES, is a coordination and monitoring body of the National Higher Education Evaluation System, or SINAES, monitored by MEC, composed of a President and 13 members, including one representative of the INEP, one representative of the Fundação de Coordenação de Aperfeiçoamento de Pessoal de Nível Superior (Foundation for the Coordination of Improvement of Post-secondary Education Personnel, or CAPES), three representatives of MEC (one of which must come from the body responsible for the regulation and monitoring of post-secondary education), one representative of the student body of post-secondary education institutions, one representative of the academic staff of post-secondary education institutions, one representative of the administrative body of post-secondary education institutions, and five members appointed by the Minister of Education, with distinguished scientific, philosophic and artistic knowledge and proven expertise in post-secondary evaluation or management.

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

Organization of Post-secondary Education Institutions

In order to allow post-secondary education institutions to fulfill their objectives, the LDB also provides that post-secondary education includes the following programs:

•	Undergraduate courses, including traditional and technological undergraduate courses, offering specific training and diplomas to students, open to candidates who have completed high school or equivalent and who have been approved in the respective selection or entrance examinations;
•	Graduate courses, including master’s and doctoral degrees, specialization courses, further training courses and others, open to candidates who hold a diploma in an undergraduate course and who meet the requirements laid down by educational institutions; and

•	Extension courses, understood as any academic, technical or cultural activity that is not included as an integral and compulsory part of the undergraduate and graduate curriculum, in which the students receive certificates. Such courses are open to candidates who meet the requirements established in each case by educational institutions.

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

Undergraduate courses (bachelor’s, licentiate and technological) may be offered using distance learning methods whenever a post-secondary institution is regularly accredited by MEC for this purpose.

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

HEIs accredited for the offering of post-secondary education in the distance modality that hold autonomy prerogatives (universities and university centers) do not require authorization for operation of the post-secondary course in the distance modality, but shall inform MEC about the offering of the course within 60 days of the date of creation of such course, for the purposes of supervision, evaluation and recognition. Also, accredited HEIs must inform MEC about the creation of distance learning supporting units and the alteration of their addresses.

Although distance learning is defined by the absence of direct contact between students and teachers, there are activities that must be conducted on-site, such as tutorials, evaluations, internships, professional practice, laboratory and dissertation defense, which are to be provided in the educational and development projects of the institution and the course. Accordingly, distance learning institutions must provide the necessary infrastructure for the students to conduct those activities, using the headquarters of the education institution or smaller supporting units throughout the country. Distance learning supporting units are no longer subject to on-site evaluation or required to obtain prior authorization from MEC in order to be set up or operated. Pursuant to Ordinance No. 11/2017, such units can be created by a unilateral decision of the institution itself.

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

The evaluation of the distance learning courses is performed in a very similar manner as the evaluation of on-site courses. In the event of any irregularity or non-compliance to any of the previously established conditions set by MEC, the competent body may initiate an administrative proceeding that may result in one or more penalties, such as: (i) forfeiture of accreditation or reaccreditation to operate as a distance learning institution; (ii) intervention; (iii) temporary suspension of autonomy prerogatives; (iv) initiate reaccreditation proceedings; (v) reduction of available vacancies within courses; (vi) temporary suspension of new students admissions; and (vii) temporary suspension of courses offered.

Diplomas and certificates for distance learning courses and programs from accredited institutions are valid throughout the national territory and institutions are not entitled to set different criteria for diplomas issued for distance learning courses and those issued for on-site courses.

Distance learning courses may be offered only by HEIs that hold specific accreditations for this purpose. It is MEC’s responsibility to promote the accreditation acts of post-secondary institutions. To act outside the institution’s local geographic reach, the institution shall require an extraterritorial accreditation to MEC.

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

Following the initial accreditation as a post-secondary education institution, colleges depend on an authorization issued by MEC to offer post-secondary education courses. Within their autonomy, universities and university centers do not depend on authorization by MEC to create the majority of post-secondary education courses and campuses in the same city as its headquarters, except for medicine, dentistry, psychology, nursery and law courses, which necessarily must be previously authorized by MEC. In any other cases, institutions are required to inform MEC about the programs they offer for purposes of monitoring, evaluation and further recognition.

In the authorization for post-secondary on-site courses of the federal education system, the external in loco evaluation can be waived after documentary analysis if the following requirements are met: (i) having an Institutional Score (Conceito Institucional) greater than or equal to “3”; (ii) absence of a supervision process; and (iii) the institution offers other courses in the same area of knowledge which meet the minimum evaluation standards.

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

Universities and university centers may also apply for the accreditation of a campus not located in the same city as its headquarters, provided that it is located in the same state. Such campuses and programs must integrate the same set of universities or university centers and will only enjoy autonomous prerogatives if there is compliance with the same headquarters requirements and if a high quality degree is shown, through an average Institutional Score (Conceito Institucional) greater or equal to “4.” Therefore, even in the case of universities or university centers, prior authorization from MEC is necessary to create any courses on campuses not located in the same city as the university’s headquarters.

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

Our post-secondary education institutions are accredited by MEC and their courses are duly authorized. We also make every effort to comply with all applicable regulations to maintain our institutions and courses compliant with MEC regulations.

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

The new supporting entity or controlling shareholder must meet the requirements necessary for the accreditation of a post-secondary education institution, which will be assessed by MEC in the context of the institution’s reaccreditation proceedings. Additionally, the LDB also provides that educational institutions must inform MEC of any change in their bylaws, which must be registered with the competent bodies.

The transfer of programs or courses between HEIs is strictly prohibited and may subject the involved entities to penalties such as: (i) suspension of new students’ admission; (ii) suspension of the offering of undergraduate or graduate lato sensu courses; (iii) suspension of the institution’s autonomy to, among others, create new post-secondary courses and establish course curricula, if applicable; (iv) suspension of the license to establish new distance-learning programs; (v) override any ongoing regulatory requests filed by the institution and prohibit the filing of any new regulatory requests; (vi) suspension of the participation in the FIES; (vii) suspension of the participation in PROUNI; and (viii) suspension or restriction to participate in other federal educational programs.

Financing Alternatives for Students: Incentive Programs

Programs providing public funding to students enrolled in private higher education institutions have been a major public policy to expand access to post-secondary education in Brazil, especially for the low-income segment of the population. The most important programs are the following.

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

According to Article 7, II, amended by Normative Ruling No. 1,417, dated September 6, 2013, the calculation of the exemption also includes the additional 10% of IRPJ, in addition to the CSLL rate. The amount calculated is the amount of the IRPJ and CSLL exemption, respectively, which may be deducted from the IRPJ and CSLL in relation to the totality of our activities. Accordingly, with the issuance of Normative Ruling No. 1,417, of September 6, 2013, the IRPJ and CSLL exemption on our operating income proportionate to the POEB will also include the additional 10% of IRPJ.

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

FIES consists of funding granted by the National Fund for Educational Development, or FNDE to students regularly enrolled in an on-site course of a post-secondary private HEI registered in the FIES that has been positively evaluated by MEC. After a specific selection proceeding, students may be partially or wholly funded by FIES and, in that case, FNDE will be responsible for crediting the corresponding amount due by the student to the private higher education institution.

Payments are made with government bonds whose primary purpose is to compensate tax debts from the private higher education institution. In case there are no debts to be compensated, the institution can resell the bonds to the government by means of a specific proceeding that currently occurs on a monthly basis. The frequency of these proceedings could vary according to public financial constraints and the discretion of FNDE.

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

The SINAES is monitored and coordinated by the CONAES and INEP has a very important role in all processes. The results of the evaluation of post-secondary education institutions and their programs are public and represented on a five-level scale as follows:

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

(b)       Preliminary Course Concept

The Preliminary Course Concept, or CPC, is a compound of the ENADE score, the Difference Indicator between Observed and Expected Performance, or IDD, and factors that include teacher titles, the work schedule of faculty staff and infrastructure of the institution. It is an indicator of the state of undergraduate courses in the country. CPC 1 and 2 courses are automatically included in the INEP examiner’s visit schedule for on-site verification of teaching conditions. Courses with a concept equal to or greater than 3 can choose not to receive the visit of the evaluators and, thus, transform the CPC into a permanent concept (the Course Concept). The CPC is released every year for a specific group of courses along with the results of ENADE.

(c)       General Course Index

The General Course Index, or IGC, of the institution summarizes in a single indicator the results of CPC and the evaluation of master’s and doctorate courses of each educational institution. With regard to undergraduate courses, CAPES indexes are used and adapted to the scale according to a methodology provided by INEP, given that they are organized in a different manner. IGC also goes from 1 to 5 and is published by INEP/MEC, after the release of the results of ENADE and CPC. The IGC is a criterion in the accreditation and re-accreditation processes of institutions and also in the authorization process for new courses: institutions with IGCs less than 3, for example, may have their applications for new courses rejected by MEC. Similarly, the indicator is used to guide the expansion of quality education: institutions with good performance are exempted from the authorization of MEC to open courses.

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

Should the level be confirmed as less than three by the on-site evaluation, MEC may propose a term of commitment to the institution, in order for it to correct the unsatisfactory conditions within a specific deadline. Failure to uphold, in full or in part, the conditions established in the term of commitment may result in one or more penalties to be applied by MEC, such as: (i) temporary suspension of the opening of a selection process of graduation courses; (ii) disqualification from the operating authorization of the higher education institution or recognition of courses offered; and (iii) warning, suspension or cancellation of the mandate of the officer responsible for the action not executed, in the case of public HEI.

After the on-site evaluations, institutions and courses obtain definitive quality concepts, as follows:

(a)       Institutional Concept, which is the result of the on-site evaluation of the institution performed by INEP; and

(b)       Course Concept, which is the result of the on-site evaluation of the course performed by INEP.

Accreditation for Graduate programs

Lato sensu

Post-secondary HEIs accredited for offering undergraduate courses and that have at least one regular undergraduate course or a stricto sensu graduate course can offer lato sensu graduate courses in the subjects in which they are accredited, either on-site or through distance learning.

The offering of graduate programs does not require an authorization to operate, even if it is offered by a college. However, it must be notified to MEC, through MEC’s system (e-MEC), within 60 days of the date of creation of such course.

The lato sensu graduate courses are aimed at students who hold a diploma in an undergraduate course and satisfy the criteria of the institution that is offering the graduate course. The graduate courses must meet the following requirements: (i) curriculum with a minimum study load of 360 hours; and (ii) a teaching staff composed of at least 50% masters- or doctorate-level graduates of stricto sensu graduate courses.

Stricto sensu

The authorization and recognition of stricto sensu graduate courses (masters and doctorates) must be evaluated by CAPES, submitted to CNE’s deliberation and approved by MEC.

The HEIs can only initiate masters and doctorate courses activities following the publication of the homologation of CNE’s favorable opinion by MEC in the Official Gazette.

As part of its analysis, CAPES must consider the general requirements and the specific parameters of the subject area to which each course is linked. The general requirements are: (i) alignment of the proposal with the graduate planning of the institution; (ii) suitability and justification of the proposal for the regional or national development and its economic and social importance; (iii) clarity and consistency of the proposal with detailed information on its objectives, area of concentration, lines of research, curricular structure, discipline and bibliographic references; (iv) clarity of the criteria adopted to select the students, justifications for the profile of the aimed formation and profile of the egress; (v) proof that the teaching staff has academic, didactic, technical and scientific competence and qualifications related to the purpose of the course; (vi) a permanent teaching staff to ensure the regularity and quality of teaching, research and orientation activities; (vii) indication of up to five intellectual productions of each permanent teacher; and (viii) physical and technological infrastructure of teaching and research adequate for the development of the proposed activities.

Authorizations of new stricto sensu graduate courses must be requested at specific dates, as defined by CAPES and published in the Official Gazette.

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

“Mais Médicos I” and “Mais Médicos II” jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be increased by up to 100 seats, each in accordance with the “Mais Médicos” regulation. With the increase in annual offerings through “Mais Médicos,” on April 5, 2018 MEC announced that the government had decided to freeze the new offering of medical school seats for a period of five years, pursuant to Ordinance No. 328/2018. The decision was based on a need to evaluate the impact of opening new medicine courses in Brazil. However, on April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/2018 and set new rules for the opening of new medicine courses.

Following the issuance of Ordinance No. 650/23, on October 4, 2023, MEC, through SERES, exercising its legal powers and based on Article 3 of the “Mais Médicos” Law announced the public call for the selection of proposals for the authorization of medical courses on a national scale. The rules for the new “Mais Médicos III” program set forth the criteria for new undergraduate medical school seats. This new program will authorize the opening of up to 5,700 new undergraduate seats, to be distributed across 95 cities with a limit of 60 seats per institution.

C.       Organizational Structure

All of our subsidiaries are incorporated in Brazil. The following is a chart of our current corporate structure as of the date of this annual report:

Medcel, IPEMED, PEBMED, Cardiopapers and Além da Medicina were merged into Afya Brazil in 2024 and UNIDOM was merged into Afya Brazil in 2025 and therefore they do not appear in our current corporate structure chart.

D.       Property, Plant and Equipment

As of the date of this annual report, our corporate headquarters are located in Nova Lima, State of Minas Gerais. We also have branches of the headquarters located in Belo Horizonte, State of Minas Gerais, São Paulo, State of São Paulo and Rio de Janeiro, State of Rio de Janeiro. All of the corporate headquarters are under lease agreements.

In addition to our corporate headquarters and as of December 31, 2024, we leased almost all of our operational, sales, and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Overview

We are the leading medical education group in Brazil based on the number of medical school seats, as published by MEC as of December 31, 2024, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

As of December 31, 2024, we had 76,988 enrolled students, compared to 66,034 enrolled students as of December 31, 2023, representing an increase of 16.6% for the period, and compared to 58,200 enrolled students as of December 31, 2022, representing an increase of 13.5% for the period.

In 2018, we were also awarded seven new undergraduate campuses in connection with the “Mais Médicos II” program, the largest number awarded to any education group, with a total of 350 new medical school seats. The operation of such campuses is subject to the verification by MEC of the satisfactory implementation by us of all regulatory requirements. As of the date of this annual report, MEC already inspected six of these campuses and already issued the authorization to operate. Accordingly, we plan to expand our network, and expect to open an additional campus starting in 2025, taking our total to 37 campuses in 19 Brazilian states and 3,653 available medical school seats per year.

Our Growth

Our revenue growth and increased profitability have been driven by:

•	Maturation of current number of authorized medical school seats — Anticipated and contracted growth visibility until 2030 from new medical school seats awarded to our schools, that are in the process of maturing, and new seats from our awarded campuses in connection with the “Mais Médicos” program and which became operational in 2022;
•	Expansion of medical residency preparation and graduate programs enrollments — Increase in the number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;
•	Deepening of relationships across lifelong medical learners base — Cross-selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency preparation solutions and the number of former undergraduate and/or medical residency preparation students applying to our graduate and CME courses;
•	M&A — Acquisition or investment in businesses that complement our medical education services offering. In 2024, we acquired Unidom. In 2023, we acquired DelRey and an additional 15% of CCSI, consolidating our ownership of 75% of its total share capital. In 2022, we acquired or invested in three companies, Além da Medicina, CardioPapers, and Glic. In 2021, we acquired or invested in nine companies, UnifipMoc, Unigranrio and Garanhuns, medical schools which increased our medical school seats by more than 37% when compared to December 31, 2020, and iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX PRO, digital health services companies that strengthened our digital business strategy; and
•	Synergies extraction — Successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Contribution of Medicine to total undergraduate programs revenue

We believe the metric that best demonstrates our focus on medical education and its relevance to our products and services offering is undergraduate programs revenue from medicine as a percentage of our total undergraduate programs revenue. We have previously presented this metric based on our “historical undergraduate programs combined tuition fees,” which referred to the sum of the total tuition fees charged to undergraduate students, as recorded in the historical operating information of Afya Brazil and the acquired companies, since the consummation of their respective acquisition. Now that all revenue from our Undergrad segment is consolidated in our financial statements, we refer only to undergraduate programs revenue as presented in our financial statements.

For the years ended December 31, 2024, 2023 and 2022, undergraduate programs revenue from medicine were 85.9%, 85.5% and 82.7%, respectively, of total undergraduate programs revenue. The following table sets forth the detailed information of our revenue derived from the different programs within our Undergrad segment:

	2024	2024	2023	2022
	(in US$ millions (1))	(in R$ millions)
	(except percentages)
Medical school programs	401.6	2,487.1	2,147.4	1,699.2
Other undergraduate health sciences programs	37.2	230.4	200.6	209.7
Other undergraduate programs(2)	28.8	178.1	163.0	129.0
Undergrad segment revenue	467.6	2,895.7	2,511.0	2,037.9
% Medicine(3)	85.9%	85.9%	85.5%	83.4%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	Represents all non-health sciences undergraduate programs.
(3)	Calculated as medical school programs divided by the undergraduate programs revenue.

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

Medical school regulatory capacity is defined by the number of medical school seats available per year awarded by MEC plus the additional seats associated with PROUNI and FIES, multiplied by the number of years of operations since the seats were awarded, up to the sixth year of operations (maturation). Capacity at maturation represents the maximum number of approved seats at a medical school six years after becoming operational. Our medical schools have a six-year maturation cycle because medical school programs in Brazil are for a duration of six years. A maturation cycle represents the period starting when a medical school commences its operations with a first year medical school class of students which progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats).

For illustration, a medical school that is awarded 100 seats from MEC has the opportunity to add up to 20 additional seats:

•	10 more seats by adhering to PROUNI (one seat for every 10.7 seats awarded by MEC); and
•	10 more seats by adhering to FIES (10% of the seats awarded by MEC).

Illustrative evolution of regulatory capacity per medical school

Our medical school regulatory capacity by seats was 3,593, 3,163 and 2,823 seats and our capacity at maturation was 25,870, 22,774 and 20,325, as of December 31, 2024, 2023 and 2022, respectively. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 25,870 students by 2031.

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

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of December 31,
	2024	2023	2022
Occupancy rate	~100.0%	~100.0%	~100.0%

Non-GAAP Financial Measures

This annual report presents our Revenue (ex-Acquisitions), Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Although Revenue (ex-Acquisitions), Adjusted EBITDA and Operating Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for the IFRS measures of earnings. Additionally, our calculations of Revenue (ex-Acquisitions), Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

We present Revenue (ex-Acquisitions) because we believe this measure provides investors with a supplemental measure of the financial performance of our operations without the impact of the acquisition occurred in the last financial year, which facilitates comparisons with the previous periods presented considering the organizational structure as of the beginning of the year ended December 31, 2024. We calculate our Revenue (ex-Acquisitions) as revenue less the revenue received by our acquired companies after the date of their acquisition, i.e. for a period of less than 12 months. The comparability of our Revenue (ex-Acquisitions) between periods was impacted by the acquisition of Unidom in 2024 described under “Item 4B Business Overview—Our Recent Acquisitions” above.

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

The following tables set forth the Adjusted EBITDA reconciliation to our net income and the Operating Cash Conversion Ratio reconciliation to our cash flow from operations for the years ended December 31, 2024, 2023 and 2022, in each case, our most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Reconciliation between Revenue and Revenue (ex-Acquisition)

	For the Year Ended December 31,
	2024	2024	2023	2022
	(in US$ millions (1))	(in R$ millions)
Revenue	533.6	3,304.3	2,875.9	2,329.1
Acquired companies’ revenue after acquisition	10.3	63.6	-	-
Revenue (ex-Acquisition)(2)	523.3	3,240.7	2,875.9	2,329.1

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	“Ex-Acquisitions” figures account for revenue recorded by our acquired companies in the last financial period presented (i.e., December 31, 2024) after the date of their acquisitions. For the year ended December 31, 2024, “ex-Acquisitions” excludes revenues from Unidom, (July to December 2024) which was acquired on July 1, 2024. For more information See “—Non-GAAP Financial Measures.”

Reconciliation between Net Income and Adjusted EBITDA

	For the Year Ended December 31,
	2024	2024	2023	2022
	(in US$ millions (1))	(in R$ millions)
Net income	104.8	648.9	405.4	392.8
Finance result	56.1	347.5	347.0	247.9
Income taxes expense	4.4	27.5	24.2	35.7
Depreciation and amortization	53.8	333.3	289.5	206.2
Interest received(2)	7.0	43.4	33.5	27.2
Share of income of associate	(1.9)	(11.7)	(9.5)	(12.2)
Share-based compensation expense	5.2	32.4	31.5	31.3
Non-recurring expenses(3):	5.5	34.4	44.1	33.1
Integration of new companies(4)	4.1	25.7	28.1	24.8
M&A advisory and due diligence(5)	0.6	3.6	12.6	2.5
Gain on tax amnesty(6)	—	—	(16.8)	—
Expansion projects(7)	0.5	3.0	4.4	3.4
Restructuring expenses(8)	0.3	2.1	12.0	12.4
Mandatory discounts in tuition fees(9)	—	—	3.8	(9.9)
Adjusted EBITDA	235.1	1,455.6	1,165.7	961.9

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of interest received on late payments of monthly tuition fees.
(3)	We believe these adjustments are appropriate to provide additional information to investors about certain material non-cash or non-recurring items, not directly associated with our core business, that we do not expect to continue at the same level in the future.
(4)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third-party consulting firms.
(5)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(6)	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding with respect to ISS (tax on services) with the municipality of Rio de Janeiro, which resulted in a payment of R$14.9 million to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5.4 million regarding this matter. We had a provision of R$53.3 million and an indemnification asset from the selling shareholders of R$20.0 million (in light of the indemnification clauses as defined at the acquisition of Unigranrio), with respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded in Other income (expenses), net on the consolidated statement of income and comprehensive income.
(7)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(8)	Consists of expenses related to employee redundancies in connection with the organizational restructuring of our acquired companies.
(9)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID-19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on a decision by the Brazilian Supreme Court with respect to this matter that deemed such discounts to be unconstitutional.

Reconciliation between Cash Flow from Operations and Operating Cash Conversion Ratio

	For the Year Ended December 31,
	2024	2024	2023	2022
	(in US$ millions (1))	(in R$ millions)
	(except percentages)
Net cash flows from operating activities	231.4	1,432.7	1,043.6	843.9
Income taxes paid	3.3	20.5	45.1	33.1
Net cash flows from operating activities, before income taxes paid	234.7	1,453.2	1,088.8	877.0
Adjusted EBITDA	235.1	1,455.6	1,165.7	961.9
Integration of new companies(2)	4.1	25.7	28.1	24.8
M&A advisory and due diligence(3)	0.6	3.6	12.6	2.5
Gain on tax amnesty(4)	—	—	(16.8)	—
Expansion projects(5)	0.5	3.0	4.4	3.4
Restructuring expenses(6)	0.3	2.1	12.0	12.4
Mandatory discounts in tuition fees(7)	—	—	3.8	(9.9)
Adjusted EBITDA ex. non-recurring expenses	229.5	1,421.3	1,121.6	928.8
Operating Cash Conversion Ratio	102.2%	102.2%	97.1%	94.4%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2024 have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third-party consulting firms.
(3)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4)	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding with respect to ISS (tax on services) with the municipality of Rio de Janeiro, which resulted in a payment of R$14.9 million to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5.4 million regarding this matter. We had a provision of R$53.3 million and an indemnification asset from the selling shareholders of R$20.0 million (in light of the indemnification clauses as defined at the acquisition of Unigranrio), with respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded in Other income (expenses), net on the consolidated statement of income and comprehensive income.
(5)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(6)	Consists of expenses related to employee redundancies in connection with the organizational restructuring of our acquired companies.
(7)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID-19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on a decision by the Brazilian Supreme Court with respect to this matter that deemed such discounts to be unconstitutional.

Operating Data

Key Revenue Drivers - Undergrad Segment

	As of and For the Year Ended December 31,
	2024	2023	2022
UNDERGRAD SEGMENT
Medical School
Approved Seats	3,593	3,163	2,823
Operating Seats	3,543	3,113	2,773
Total Students (end of period)	24,255	21,446	17,968
Average Total Students	23,440	21,154	17,761
Average Total Students (ex-Acquisitions)(1)	22,863	21,154	17,761
Revenue (Total) (in R$ thousands)	2,487,103	2,147,448	1,699,202
Revenue (ex-Acquisitions) (in R$ thousands)(1)	2,427,630	2,147,448	1,699,202
Medical School Net Avg. Ticket (ex-Acquisitions) (R$/month)(1)(2)	8,849	8,460	7,973

Undergraduate Health Science
Total Students (end of period)	25,570	21,117	17,967
Average Total Students	25,154	21,365	19,441
Average Total Students (ex-Acquisitions)(1)	24,830	21,365	19,441
Revenue (Total) (in R$ thousands)	230,449	200,613	209,690
Revenue (ex-Acquisitions) (in R$ thousands)(1)	228,879	200,613	209,690

Other Undergraduate
Total Students (end of period)	27,163	23,471	22,265
Average Total Students	27,542	24,336	23,376
Average Total Students (ex-Acquisitions)(1)	26,878	24,336	23,376
Revenue (Total)(in R$ thousands)	178,140	162,957	129,008
Revenue (ex-Acquisitions) (in R$ thousands)(1)	175,540	162,957	129,008

Revenue
Revenue (Total) (in R$ thousands)	2,895,692	2,511,018	2,037,889
Revenue (ex-Acquisitions) (in R$ thousands)(1)	2,832,049	2,511,018	2,037,889

(1)	“Ex-Acquisitions” figures account for revenue recorded by our acquired companies in the last financial period presented (i.e., December 31, 2024) after the date of their acquisitions. For the year ended December 31, 2024, “ex-Acquisitions” excludes revenues from Unidom, (July to December 2024) which was acquired on July 1, 2024. For more information See “—Non-GAAP Financial Measures.”
(2)	Medical School Net Average Ticket (ex-Acquisitions) is calculated as Revenue (ex-Acquisitions) divided by the Average Total Students (ex-Acquisitions), divided by the number of months in a given period.

Key Revenue Drivers — Continuing Education Segment

	As of and For the Year Ended December 31,
	2024	2023	2022
CONTINUING EDUCATION SEGMENT
Total Students (end of period)
Residency Journey - Business to Physicians B2P (1)	16,381	12,170	19,986
Graduate Journey - Business to Physicians B2P	8,527	7,722	6,058
Other Courses - B2P and Business to Business Offerings	25,613	27,188	17,475
Total Students	50,521	47,080	43,519

Revenue
Business to Physician - B2P (in R$ thousands)	237,379	215,504	170,887
Business to Business - B2B (in R$ thousands)	18,060	20,325	12,457
Revenue (Total) (in R$ thousands)	255,438	235,830	183,344

(1)	“Content & Technology for Medical Education” which was previously reported in 2023 and 2022 in the Medical Practice Solutions, has been transferred to the Continuing Education segment under “Residency Journey - Business to Physicians B2P.”

Key Revenue Drivers — Medical Practice Solutions

	As of and For the Year Ended December 31,
	2024	2023	2022
MEDICAL PRACTICE SOLUTIONS SEGMENT(1)
Active Paying Users (end of period)
Clinical Decision	161,283	153,541	137,767
Clinical Management	33,735	30,061	25,679
Total Active Paying Users (end of period)	195,018	183,602	163,446

Monthly Active Users (MAU)
Total Monthly Active Users (MaU) - Medical Practice Solutions (1)(2)	238,343	247,702	167,286

Revenue (Total) (in R$ thousands)	161,787	140,282	115,446
Revenue - B2P (in R$ thousands)	135,278	119,847	98,244
Revenue - B2B (in R$ thousands)	26,509	20,435	17,202

(1)	“Content & Technology for Medical Education” was transferred to the Continuing Education segment.
(2)	“Monthly Active Users (MaU)” represents the number of unique individuals that consumed digital services content in each one of our products in the last 30 days of a specific period

Revenue

	For the Year Ended December 31,
	2024	2024 Ex Acquisitions(1)	2023	% Change	% Change Ex Acquisitions(1)
	(in R$ millions)
Revenue (2)
Undergrad	2,895.7	2,832.0	2,511.0	15.3%	12.8%
Continuing Education	255.4	255.4	235.8	8.3%	8.3%
Medical Practice Solutions	161.8	161.8	140.3	15.3%	15.3%
Inter-segment eliminations	(8.6)	(8.6)	(11.2)	(23.4%)	(23.4%)
Total	3,304.3	3,240.7	2,875.9	14.9%	12.7%

(1)	For the year ended December 31, 2024, “ex-Acquisitions” excludes revenues from Unidom, (July to December 2024) which was acquired on July 1, 2024. For more information See “—Non-GAAP Financial Measures.”
(2)	In 2024, we restructured our reporting segments so that all products and services related to medical education, excluding medical undergraduate courses, are now managed and reported under the Continuing Education segment. Certain entities previously accounted for and reported under “Content and Technology for Medical Education” (Medcel, Além da Medicina, CardioPapers, and Medical Harbour) within the Medical Practice Solutions segment are now accounted for and reported under the Continuing Education segment. Accordingly, the information relating to the year ended December 31, 2023, has been retroactively adjusted for comparison purposes.

The comparability of our revenues between periods was impacted by the acquisitions of DelRey in 2023 and Unidom in 2024 described under “Item 4B Business Overview—Our Recent Acquisitions.”

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.3% depreciation in the real against the U.S. dollar during 2021. On December 31, 2022, the exchange rate of the U.S. dollar as reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar since December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. On December 31, 2024, the exchange rate for the sale of U.S. dollars reported by the Central Bank was R$6.1923 per US$1.00, which reflected a 27.9% depreciation in the real against the U.S. dollar during 2024. As of April 24, 2025, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$ 5.6738 per US$1.00, which reflected an appreciation of 8.4% in the real against the U.S. dollar since December 31, 2024. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Year	Period-end	Average(1)	Low(2)	High(3)
2020	5.196	5.158	4.021	5.937
2021	5.580	5.395	4.920	5.839
2022	5.218	5.165	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.392	4.854	6.199

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
October 2024	5.7779	5.6241	5.4305	5.7801
November 2024	6.0535	5.8071	5.6624	6.0535
December 2024	6.1923	6.0970	5.9408	6.1991
January 2025	5.8301	6.0218	5.8301	6.2086
February 2025	5.8488	5.7656	5.6979	5.8687
March 2025	5.7422	5.7468	5.6628	5.8346
April 2025 (through April 24, 2025)	5.6738	5.8133	5.6067	6.0605

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance will be driven by the following trends and factors:

Regulatory Environment and “Mais Médicos” Program

Our business is significantly influenced by the regulatory environment of the educational industry in Brazil. We are subject to various federal laws and extensive government regulations by MEC, CNE, INEP, FIES and CONAES, among others. In particular, medical education in Brazil is subject to regulations that aim to control the supply of medical school seats across Brazil and their geographic allocation including, but not limited to the “Mais Médicos” Law, which created the “Mais Médicos” program, whose main objectives include addressing the provision of doctors for primary care in municipalities, strengthen health care infrastructure and allocate medical workforce to vulnerable areas.

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

On October 4, 2023, the Ministry of Education, through SERES, exercising its legal powers and based on Article 3 of the “Mais Médicos” Law, announced the public call and set the rules, procedures, decision-making standards and the calendar in connection with the fulfillment of medicine course vacancies, this will result in the creation of new medical education courses or medicine course vacancies, which will in turn increase competition. As a result, we may be required to reduce our tuition fees or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities and reduce our ability to fill all our medical school seats capacity.

For further information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could significantly impact our business,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of non-compliance with any regulatory requirements” and “Item 3. Key Information—D. Risk Factors—We face significant competition in each program we offer. If our competition increases or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.”

Scholarships, Student Financing and Tax Benefits

A large number of our students fund their tuition fees through financing from FIES. In addition, we participate in the PROUNI scholarship program, and we benefit from tax benefits in return. For more information on our students enrolled in these programs, see “Item 4. Information on the Company—Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program” “Regulatory Overview—Financing Alternatives for Students: Incentive Programs—Student Financing Program (FIES),” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Changes to the rules or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business,” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.” In addition to PROUNI and FIES, Afya participates in private financing programs through external partners (Bradesco, BNB, Sicoob, CashMe and Alume) for undergraduate students. Moreover, in 2024 Afya launched its own financing program for some of its units to support medical students who were not eligible for other types of financing.

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

	For the Year Ended December 31,
	2024	2023	2022
Real growth (contraction) in gross domestic product	3.4%	2.9%	2.9%
Inflation (IGP-M)(1)	6.5%	(3.2)%	5.5%
Inflation (IPCA)(2)	4.8%	4.6%	5.8%
Long-term interest rates—TJLP (average)(3)	7.4%	5.7%	7.2%
CDI interest rate(4)	12.15%	13.2%	13.7%
Period-end exchange rate—reais per US$1.00	6.192	4.841	5.218
Average exchange rate—reais per US$1.00(5)	5.392	4.995	5.165
Appreciation (depreciation) of the real vs. US$ in the period(6)	(27.9)%	7.2%	6.5%
Unemployment rate(7)	6.2%	7.4%	7.9%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (Certificado de Depósito Interbancário) interest rate is an average of interbank overnight rates in Brazil.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for the year as measured by the IBGE.

Inflation directly affects our current operating costs and expenses, adjusted by reference to indexes that reflect the inflation rate such as the IGP-M or IPCA, primarily as a result of annual adjustments to faculty member and employee salaries. Historically, inflation has been more than offset by the tuition fees we charge our students.

Our financial performance is also marginally tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments. We are also exposed to fluctuations in interest rates on our accounts payable to selling shareholders and loans and financing which are indexed to the CDI, IPCA and SELIC.

Pillar Two Global Minimum Tax

On December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD Pillar Two global minimum tax in Brazil, effective as of January 1, 2025.

Law 15,079/2024 aligns the Brazilian tax legislation to the OECD’s Global Anti-Base Erosion (GloBE) rules by introducing a minimum effective taxation of 15% through an additional Social Contribution tax on Net Profit (Contribuição Social sobre o Lucro Líquido, or “CSLL”). This regulation applies to multinational groups that fall within the scope of the OECD’s GloBE rules, specifically those whose ultimate parent entity reported annual consolidated revenues of at least €750 million in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, subjecting Brazilian entities to a minimum tax rate of 15%. As a result, this new regulation is expected to impact our effective tax rate and may have an adverse effect on our results of operations.

Although these rules do not apply to the fiscal year ended December 31, 2024, we are currently assessing their potential effects on our consolidated financial statements. While the financial impact has not yet been quantified, we are taking steps to ensure compliance with the new tax requirements.

On March 28, 2025, we filed a writ of mandamus with the Brazilian Federal Courts challenging the enforceability of the newly enacted additional CSLL. The action is grounded on constitutional and statutory arguments, and we are seeking a preliminary injunction in the Federal Court of Appeals of the Sixth Region (TRF6), to prevent the collection of the additional CSLL, which is scheduled to disburse in 2026 with respect to the 2025 fiscal year.

Acquisitions

We may face significant challenges in the process of integrating the operations of our acquired companies. If we are not able to manage these integrations effectively, our results of operations may be affected. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We may face challenges in identifying and acquiring new medical higher education institutions, which could hinder our strategic and financial goals. Additionally, difficulties in effectively integrating and managing an increasing number of acquisitions may adversely affect our strategic objectives” and “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions.”

Business Segments

Our three operating segments are as follows:

•	Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other non-health-related undergraduate programs;
•	Continuing Education, which includes our medical education programs (including preparatory courses for residency and specialization tests, as well as other medical capabilities), medical specializations and graduate courses in medicine, each offered through digital and in-person means; and
•	Medical Practice Solutions (previously denominated Digital Services), which provides digital solutions (i) to assist physicians with clinical decision, clinical management and doctor-patient relationships and (ii) to assist other healthcare players with access, demand and efficiency for their businesses.

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

In 2024, in connection with a restructuring project occurred across the Continuing Education and Medical Practice Solutions segments, the Pillar 1 entities (Medcel, Além da Medicina, CardioPapers and Medical Harbour), which offer residency preparation programs, specialization test preparation and other medical capabilities, were moved from the Medical Practice Solutions segment into the Continuing Education segment. This strategic project integrated all Continuing Education capabilities into a single structure that will be responsible for services that address physicians education and continuous needs from graduation throughout their careers, while exploring the potential synergies among those operations.

This restructuring project took place in 2024 and represents how the segments are monitored internally. Due to changes in operating segments, the segment information as of December 31, 2023 and for the years ended December 31, 2023 and 2022 has been retroactively adjusted for comparison purposes.

Description of Principal Line Items

Revenue

Our revenue consists primarily of tuition fees charged for medical courses. We also generate revenue from tuition fees for other undergraduate and graduate courses, student fees, certain education-related activities, digital education content and subscription of digital services.

Cost of services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Cost of services amounted to 36.8%, 38.6% and 36.9% of our revenue in the years ended December 31, 2024, 2023 and 2022, respectively.

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

Our finance income consists mainly of income from interest earned on financial investments and interest received on late payments from students. Our finance expenses consist mainly of interest expenses from accounts payable to selling shareholders, loans and financing, lease liabilities, and banking fees.

We also have cash and cash equivalents denominated in U.S. dollars, and accordingly, we have foreign exchange gain or losses from the changes in U.S. dollars against the Brazilian real.

Income taxes expenses

Income taxes expenses includes current income taxes and social contribution.

Consolidated Results of Operations

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth our consolidated income statement data for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023	Change (%)
	(in R$ millions, except for percentages)
Revenue	3,304.3	2,875.9	14.9%
Cost of services	(1,215.6)	(1,109.8)	9.5%
Gross profit	2,088.7	1,766.1	18.3%
Selling, general and administrative expenses	(1,069.3)	(1,014.7)	5.4%
Other income (expenses), net	(7.3)	15.6	n.m.
Operating income	1,012.1	767.1	31.9%
Finance income	111.3	110.6	0.6%
Finance expenses	(458.7)	(457.6)	0.2%
Finance result	(347.5)	(347.0)	0.1%
Share of income of associate	11.7	9.5	23.5%
Income before income taxes	676.4	429.6	57.4%
Income taxes expenses	(27.5)	(24.2)	0.1%
Net income	648.9	405.4	60.1%

n.m. = not meaningful

Revenue

Revenue for the year ended December 31, 2024 was R$3,304.3 million, an increase of R$428.4 million, or 14.9%, from R$2,875.9 million for the year ended December 31, 2023. The increase in our revenue was primarily affected by the following:

•	In our Undergrad segment, revenue for the year ended December 31, 2024 was R$2,895.7 million, an increase of 15.3%, or R$384.7 million, from R$2,511.0 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) an increase of 13.8% in our total number of operating seats, from 3,113 seats in 2023 to 3,543 seats in 2024, as a result of the Unidom acquisition; and (ii) increase of 4.6% in the medical school net average ticket, from an average ticket of R$8,460 in 2023 to R$8,849 in 2024;
•	In our Continuing Education segment, revenue for the year ended December 31, 2024 was R$255.4 million, an increase of 8.3%, or R$19.6 million, from R$235.8 million for the year ended December 31, 2023. This increase was primarily attributable to a 7.3% increase in average total students from 47,080 paying students in 2023 to 50,521 paying students in 2024; and
•	In our Medical Practice Solutions segment, revenue for the year ended December 31, 2024 was R$161.8 million, an increase of 15.3%, or R$21.5 million, from R$140.3 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of 6.2% in Medical Practice Solutions total active paying users from 183,602 active paying users in 2023 to 195,018 active paying users in 2024, and as a result of price adjustments.

Cost of services

Cost of services for the year ended December 31, 2024 was R$1,215.6 million, an increase of R$105.8 million, or 9.5%, from R$1,109.8 million for the year ended December 31, 2023. As a percentage of revenue, our cost of services decreased to 36.8% for the year ended December 31, 2024, compared to 38.6% for the year ended December 31, 2023. The increase in our cost of services was primarily affected by the following:

•	In our Undergrad segment, cost of services for the year ended December 31, 2024 was R$1,086.1 million, an increase of R$88.1 million, or 8.8%, from R$998.0 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) the consolidation of the results of operations for the year ended December 31, 2024 of Unidom in 2024, resulting in an increase of R$16 million in our Undergrad segment’s cost of services; (ii) an increase of R$6.8 million applied to salaries and wages, both related to increase in the number of personnel and yearly readjustment of wages; and (iii) other cost-related effects, such as an increase in costs from hospital and medical agreements and facilities and utilities;

•	In our Continuing Education segment, cost of services for the year ended December 31, 2024 was R$96.2 million, an increase of R$4.3 million, or 4.6%, from R$91.9 million for the year ended December 31, 2023. This increase was primarily attributable to (i) an increase in costs associated with the opening of new IPEMED units in 2024, and (ii) a general increase in expenses with salaries across our operating units as a result of an increase in the number of personnel and annual readjustment of wages; and
•	In our Medical Practice Solutions segment, cost of services for the year ended December 31, 2024 was R$41.9 million, an increase of R$10.8 million, or 34.6%, from R$31.1 million for the year ended December 31, 2023. This increase was primarily attributable to an increase in costs with consultancy and third-party services in the amount of R$7.8 million, mostly as a result of the hiring of consultancy services for projects aiming to increase the efficiency of operations of companies in our Medical Practice Solutions segment.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2024 was R$2,088.7 million, an increase of R$322.6 million, or 18.3%, from R$1,766.1 million for the year ended December 31, 2023. Our gross profit by segment was the following:

•	In our Undergrad segment, gross profit for the year ended December 31, 2024 was R$1,809.6 million, an increase of R$296.6 million, or 19.6%, from R$1,513.0 million for the year ended December 31, 2023;
•	In our Continuing Education segment, gross profit for the year ended December 31, 2024 was R$159.3 million, an increase of R$15.3 million, or 10.7%, from R$143.9 million for the year ended December 31, 2023; and
•	In our Medical Practice Solutions segment, gross profit for the year ended December 31, 2024 was R$119.9 million, an increase of R$10.7 million, or 9.8%, from R$109.1 million for the year ended December 31, 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2024 was R$1,069.3 million, an increase of R$54.6 million, or 5.4%, from R$1,014.7 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) an increase of R$28.5 million in payroll expenses as a result of an increase in the total number of personnel and yearly readjustment of wages, (ii) an increase of R$23.6 million in maintenance expenses, mostly related to periodic conservation procedures on equipment and furniture of educational institutions, and (iii) an increase of R$13.7 million in sales and marketing expenses, mostly related to rebranding efforts, marketing campaigns and advertising expenses, which was partially offset by a reduction of R$16.6 million in consulting fees.

Other income (expenses), net

Other expense, net for the year ended December 31, 2024 was R$7.3 million, a variation of R$22.9 million from other income, net of R$15.6 million in the year ended December 31, 2023, which was primarily due to the settlement in 2023 of Unigranrio’s tax proceeding in respect to ISS (tax on services) with the municipality of Rio de Janeiro.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2024 was R$1,012.1 million, an increase of R$245.0 million, or 31.9%, from R$767.1 million for the year ended December 31, 2023.

Finance result

Finance result for the year ended December 31, 2024 was a net finance expense of R$347.5 million, compared to a net finance expense of R$347.0 million for the year ended December 31, 2023, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2024 was R$111.3 million, remaining stable year over year when compared to R$110.6 million for the year ended December 31, 2023.

Finance expenses. Finance expenses for the year ended December 31, 2024 was R$458.7 million, remaining stable year over year when compared to R$457.6 million for the year ended December 31, 2023.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2024 was R$676.4 million, an increase of R$246.8 million, or 57.4%, from R$429.6 million for the year ended December 31, 2023.

Income taxes expenses

Income taxes expenses for the year ended December 31, 2024 was R$27.5 million, remaining stable year over year when compared to R$24.2 million for the year ended December 31, 2023, and the effective tax rate decreased from 5.62% for the year ended December 31, 2023, to 4.10% for the year ended December 31, 2024. This decrease in our effective tax rate was primarily attributable to the effects of: (i) an increase in the amount of PROUNI fiscal incentives received, from R$310.0 million in 2023 to R$379.7 million in 2024.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2024 was R$648.9 million, an increase of R$243.5 million, or 60.1%, from R$405.4 million for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

The following table sets forth our consolidated income statement data for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31,
	2023	2022	Change (%)
	(in R$ millions, except for percentages)
Revenue	2,875.9	2,329.1	23.5%
Cost of services	(1,109.8)	(859.6)	29.1%
Gross profit	1,766.1	1,469.5	20.2%
Selling, general and administrative expenses	(1,014.7)	(798.2)	27.1%
Other income (expenses), net	15.6	(7.3)	n.m.
Operating income	767.1	664.1	15.5%
Finance income	110.6	102.0	8.4%
Finance expenses	(457.6)	(349.9)	30.8%
Finance result	(347.0)	(247.9)	40.0%
Share of income of associate	9.5	12.2	(22.1)%
Income before income taxes	429.6	428.4	0.3%
Income taxes expenses	(24.2)	(35.7)	(32.2)%
Net income	405.4	392.8	3.2%

n.m. = not meaningful

Revenue

Revenue for the year ended December 31, 2023 was R$2,875.9 million, an increase of R$546.8 million, or 23.5%, from R$2,329.1 million for the year ended December 31, 2022. The increase in our revenue was primarily affected by the following:

•	In our Undergrad segment, revenue for the year ended December 31, 2023 was R$2,511.0 million, an increase of 23.2%, or R$473.1 million, from R$2,037.9 million for the year ended December 31, 2022. This increase was primarily attributable to: (i) an increase of 12.3% in our total number of operating seats, from 2,773 seats in 2022 to 3,113 seats in 2023, as a result of the DelRey acquisition; and (ii) increase of 6.1% in the net average ticket of Medical programs, from an average ticket of R$7,973 in 2022 compared to R$8,460 in 2023;

•	In our Continuing Education segment, revenue for the year ended December 31, 2023 was R$235.8 million, an increase of 28.6%, or R$52.5 million, from R$183.3 million for the year ended December 31, 2022. This increase was primarily attributable to an 8.2% increase in total students (from 43,519 paying students in 2022 compared to 47,080 paying students in 2023); and
•	In our Medical Practice Solutions segment, revenue for the year ended December 31, 2023 was R$140.3 million, an increase of 21.5%, or R$24.8 million, from R$115.5 million for the year ended December 31, 2022. This increase was primarily attributable to an increase of 12.3% in Medical Practice Solutions total active paying users (from 163,446 active paying users in 2022 to 183,602 active paying users in 2023).

Cost of services

Cost of services for the year ended December 31, 2023 was R$1,109.8 million, an increase of R$250.2 million, or 29.1%, from R$859.6 million for the year ended December 31, 2022. As a percentage of revenue, our cost of services increased to 38.6% for the year ended December 31, 2023, compared to 36.9% for the year ended December 31, 2022. The increase in our cost of services was primarily affected by the following:

•	In our Undergrad segment, cost of services for the year ended December 31, 2023 was R$998.0 million, an increase of R$234.8 million, or 30.8%, from R$763.2 million for the year ended December 31, 2022. This increase was primarily attributable to: (i) the consolidation of the results of operations for the year ended December 31, 2023 of DelRey in 2023, resulting in an increase of R$106.9 million in our Undergrad segment’s cost of services; (ii) an increase of R$57.9 million applied to salaries and wages, both related to increase in the number of personnel and yearly readjustment of wages; and (iii) other cost-related effects, such as an increase in costs from hospital and medical agreements and facilities and utilities;
•	In our Continuing Education segment, cost of services for the year ended December 31, 2023 was R$91.9 million, an increase of R$14.5 million, or 18.7%, from R$77.4 million for the year ended December 31, 2022. This increase was primarily attributable to (i) an increase in costs associated with the opening of new IPEMED units in 2023, and (ii) a general increase in expenses with salaries across our operating units as a result of an increase in the number of personnel and annual readjustment of wages; and
•	In our Medical Practice Solutions segment, cost of services for the year ended December 31, 2023 was R$31.1 million, an increase of R$4.5 million, or 16.9%, from R$26.6 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in costs with consultancy and third-party services, mostly as a result of the hiring of consultancy services for projects aiming to increase the efficiency of operations of companies in our Medical Practice Solutions segment.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2023 was R$1,766.1 million, an increase of R$296,6 million, or 20.2%, from R$1,469.5 million for the year ended December 31, 2022. Our gross profit by segment was the following:

•	In our Undergrad segment, gross profit for the year ended December 31, 2023 was R$1,513.0 million, an increase of R$238.3 million, or 18.7%, from R$1,274.7 million for the year ended December 31, 2022;
•	In our Continuing Education segment, gross profit for the year ended December 31, 2023 was R$143.9 million, an increase of R$38.0 million, or 35.9%, from R$105.9 million for the year ended December 31, 2022; and
•	In our Medical Practice Solutions segment, gross profit for the year ended December 31, 2023 was R$109.1 million, an increase of R$20.2 million, or 22.7%, from R$88.9 million for the year ended December 31, 2022.

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

Finance income

Finance income for the year ended December 31, 2023 was R$110.6 million, an increase of R$8.6 million, from R$102.0 million for the year ended December 31, 2022. This increase was primarily attributable to (i) an increase in interest received of R$6.3 million, and (ii) an increase in income from financial investments of R$5.9 million.

Finance expenses

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

Income taxes expenses

Income taxes expenses for the year ended December 31, 2023 was R$24.2 million, a decrease of R$11.5 million, from R$35.7 million for the year ended December 31, 2022, and the effective tax rate decreased from 8.33% for the year ended December 31, 2022, to 5.62% for the year ended December 31, 2023. This decrease in our effective tax rate was primarily attributable to the effects of: (i) an increase in the amount of PROUNI fiscal incentives received, from R$270.1 million in 2022 to R$310.0 million in 2023; and (ii) an increase in our unrecognized deferred tax assets from R$117.4 million in 2022 to R$154.1 million in 2023.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2023 was R$405.4 million, an increase of R$12.6 million, or 3.2%, from R$392.8 million for the year ended December 31, 2022.

Critical Accounting Estimates and Assumptions

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our material accounting policies are described in note 2 and our critical accounting estimates and assumptions are described in note 2.5 to our audited consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

The new and amended standards and interpretations that were applied for the first time in 2024 did not have a significant impact on our consolidated financial statements. We have not adopted new and amended standards and interpretations that are not yet effective.

B.       Liquidity and Capital Resources

As of December 31, 2024, we had R$911.0 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Future cash needs in the short and long term will be funded by our operating cash flow and from funds raised in the debt or equity capital markets.

The following table shows the cash flows for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31,
	2024	2023	2022
	(in R$ millions)
Cash Flow Data
Net cash flows from operating activities	1,432.7	1,043.6	843.9
Net cash flows used in investing activities	(1,091.6)	(1,143.0)	(591.5)
Net cash flows (used in) from financing activities	24.0	(439.9)	92.9

Operating Activities

We had net cash flows from operating activities of R$1,432.7 million in 2024, an increase of R$389.1 million, or 37.3%, as compared to R$1,043.6 million in 2023, mainly due to: the acquisition of Unidom in July 2024 which increased our medical school seats approved, which led to an increase in our operating results, partially offset by a reduction of R$40 million in working capital balances and a reduction of R$24.6 million in income taxes paid.

Investing Activities

We had net cash flows used in investing activities of R$1,091.6 million in 2024, as compared to net cash flows used in investing activities of R$1,143.0 million in 2023 mainly as a result of a decrease of R$187.4 million in the acquisition of subsidiaries, net of cash acquired, from R$815.0 million in 2023 to R$627.6 million in 2024, which was partially offset by an increase of R$128.7 million in cash used in the acquisition of intangibles assets from R$127.0 million in 2023 to R$255.7 million in 2024.

Financing Activities

We had net cash flows generated in financing activities of R$24.0 million in 2024, as compared to a net cash used from financing activities of R$439.9 million in 2023, mainly as a result of an increase from a new loan granted by the IFC of R$500 million in 2024. The payments of principal and interest of loans and financing and lease liabilities increased R$34.8 million in 2024 compared to 2023.

For a discussion of changes in our consolidated cash flows in the year ended December 31, 2023 compared to the year ended December 31, 2022, see our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024.

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

Our total liquidity, which we calculate as the sum of cash and cash equivalents, increased by 64.7%, from R$553.0 million as of December 31, 2023 to R$911.0 million as of December 31, 2024.

Indebtedness

As of December 31, 2024, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$2,195.2 million. The following table summarizes our loans and financings as of December 31, 2024 and 2023:

Financial institution	Currency	Interest rate	Maturity	2024	2023
				(in R$ thousands)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	309,496	412,880
FINEP	Brazilian real	TJLP p.y.	2027	8,209	11,193
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	-	21,405
Softbank	Brazilian real	6.5% p.y.	2026	845,492	825,957
Debentures	Brazilian real	CDI + 1.80% p.y.	2028	526,946	529,340
IFC	Brazilian real	CDI + 1.20% p.y.	2030	505,018	-
Total Loans and Financing				2,195,161	1,800,775
Current				363,554	179,252
Non-current				1,831,607	1,621,523

Loans

On October 1, 2020 (as amended on September 28, 2022), Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the principal amount of R$500.0 million. The loan incurs interest at the CDI rate plus 1.62% per year, through September 28, 2022, and 1.90% per year from September 28, 2022. The loan is repayable in three installments in October 2023, April 2024 and October 2025.

The loan is subject to certain obligations including financial covenants. Under the terms of the loan, we are required to maintain our EBITDA at certain levels so that our EBITDA is not reduced by 50% or more year over year during the term of the loan.

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

On October 28, 2020, UnifipMoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$30.0 million. On June 30, 2021 this agreement was amended and so that interest would be adjusted by the CDI rate plus an interest rate of 1.75% per year. The loan was fully paid in three installments in July 2023, January 2024 and July 2024.

On August 7, 2024, Afya Brazil and certain other guarantors party thereto, including Afya Limited, entered into a loan agreement with the International Finance Corporation (IFC) in the principal amount of R$500.0 million. This financing represents IFC’s first sustainability-linked loan based on social targets in the education sector and provides for a potential interest rate reduction as Afya Brazil meets predefined performance targets in selected social key performance indicators ("Sustainability Performance Targets"). The loan incurs interest at the Brazilian CDI rate plus a spread of 1.2% per year, which may be reduced by up to 0.15% if the Sustainability Performance Targets are achieved. The loan is repayable in seven equal semi-annual installments starting in April 2027. The Sustainability Performance Targets are defined based on two key performance indicators (KPIs), each capable of reducing the spread by 0.075% if met. KPI 1 relates to the number of free medical consultations delivered by students, reinforcing Afya Brazil’s commitment to expanding access to healthcare in underserved communities. KPI 2 is linked to the academic quality of Afya Brazil’s medical courses and is measured by the percentage of courses that achieve a quality grade of 4 or 5 in the Brazilian Ministry of Education’s evaluation system.

The loan is subject to certain obligations including financial covenants. Under the terms of the loan, we are required to:

(i) maintain an Adjusted Net Debt to EBITDA ratio of not more than 3.0x, on a consolidated basis, as of the last day of each quarter until maturity. Adjusted Net Debt for purposes of the agreement means, as of any date of calculation, (a) the aggregate amount of our consolidated financial debt (whether classified as current or not current liabilities), including accounts payable with respect to acquisitions in which the seller finances a portion of the sale price owed by us, excluding, for the avoidance of doubt, lease liabilities and without double counting, any financial debt with affiliates, minus (b) Afya Brazil’s cash and cash equivalents (including earnings thereon) and the aggregate outstanding balance of the Series A perpetual convertible preferred shares calculated on the basis of the most recently quarterly financial statements

(ii) ensure that as of June 30th and December 31st of each financial year, the Aggregate EBITDA Amount for the relevant period is at least equal to the 60% of our consolidated EBITDA. Aggregate EBITDA Amount for purposes of the agreement means the sum of (a) Afya Brazil’s unconsolidated EBITDA for the relevant period, plus (b) the unconsolidated EBITDA of each of the guarantors under the agreement, for the relevant period, plus (c) any cash received by Afya Brazil, during the relevant period, as cash dividend (or capital reduction), from any entity other than the guarantors.

Debentures

On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1.00, totaling an aggregate amount of R$500.0 million, in a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (Comissão de Valores Mobiliários) Rule No. 476. We expect to use the proceeds of the offering for general corporate purposes, strengthening our cash position, and extending our debt maturity profile. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

The debentures are subject to certain obligations including financial covenants. Under the terms of the debentures, we are required to maintain a net debt (excluding our Series A perpetual convertible preferred shares and our lease liabilities) to Adjusted EBITDA ratio of below or equal to 3.0x, as of the end of each fiscal year, until the maturity date. Adjusted EBITDA considers, for purposes of this ratio, is calculated as net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2024, we were in compliance with all obligations set forth under the terms of the debentures.

Series A Perpetual Convertible Shares

On April 26, 2021, we issued and sold 150,000 perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share, for US$150.0 million, equivalent to R$821.8 million, on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a dividend of 6.5% per annum and is convertible, at the holder’s discretion, into our Class A common shares at an initial conversion price of US$25.35. We may require mandatory conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). We may also redeem any or all of the Series A perpetual convertible preferred shares for cash, common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation at 105% premium. On or after the five-year anniversary of the original issuance date, the holders of the Series A perpetual convertible preferred shares shall have the right to redeem all of the outstanding Series A perpetual convertible preferred shares for cash, our common shares or a combination thereof (at our election, subject to certain conditions) to be determined in the certificate of designation at 105% premium. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A perpetual convertible preferred shares for cash at a price set forth in the certificate of designation. The Series A perpetual convertible preferred shares will be entitled to the same voting rights as the common shares only when converted into common shares.

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

For further information on our loans and financing, see note 12.2.1(d) to the audited consolidated financial statements, included elsewhere in this annual report.

Share Buyback Program

For further information on our share buyback program, see note 15 to the audited consolidated financial statements, included elsewhere in this annual report, Exhibit 2.1, “Description of Securities Registered Under Section 12 of the Exchange Act - Share Repurchases” and “Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers.”

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations, based on contractual undiscounted amounts, as of December 31, 2024:

	Payments Due by Period as of December 31, 2024
	Total	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years
	(in R$ millions)
Trade payables	128.1	128.1	-	-	-
Loans and financing (1)	2,714.3	526.7	1,494.3	617.8	75.5
Lease liabilities	2,115.2	158.7	303.2	293.2	1,360.1
Accounts payable to selling shareholders	828.5	205.3	150.6	99.1	373.5
Total	5,786.1	1,018.8	1,948.1	1,010.1	1,809.1

(1)	Loans and financing include the obligations related to our Series A perpetual convertible preferred shares discussed in note 12.2.1(d) to our audited consolidated financial statements included elsewhere in this annual report.

Future cash needs in the short and long term will be funded by our operating cash flows and from proceeds raised in the debt or equity capital markets.

As of December 31, 2024, we did not have any off-balance sheet arrangements.

Principal Capital Expenditures

We made capital expenditures (consisting of the purchase of property and equipment and intangible assets) of R$392.6 million, R$218.4 million and, R$318.2 million in 2024, 2023 and 2022, respectively. During these years, our capital expenditures mainly included expenditures related to R$157.2 million regarding the earn-out of Guanambi and UNIMA, due to the expansion of medical school seats, the expansion and maintenance of our campuses and headquarters including leasehold improvements, the implementation of our shared services center, development of new solutions in the Medical Practice Solutions segment and the development of the project that led to the certification of seven new greenfield medical schools as part of the “Mais Médicos II” program.

For 2025, we have budgeted capital expenditures of R$267.9 million, mostly to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements may be adjusted from time to time as they depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, the continued market acceptance of our products.

C.       Research and Development, Patents and Licenses

As of December 31, 2024, we owned 285 trademark registrations in Brazil and 5 trademark registrations abroad. We have also filed 9 international trademark applications, covering a total of 7 classes. Out of these, three applications are still under examination — namely, the Afya application in the United States, the BioAtlas applications in the United States and Whitebook application in Mexico.

We have a pending registration request for the Afya trademark in the United States. We have registered the BioAtlas (a Medical Harbour product) trademark in the European Union and have a pending registration request in the United States. We have two registered trademarks for Whitebook (a PEBMED product) in Mexico, and in Colombia and one in Portugal, and have a pending registration request in Mexico.

Our request to register trademarks in China was rejected on November 22, 2022 by the Chinese Trademark Office of the National Intellectual Property Administration due to similarities with other trademarks and to the logo allegedly representing the content characteristics of the service.

As of the date of this annual report, we have 119 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 364 registered domain names in Brazil and 53 registered international domain names, and have registered three software programs in Brazil.

See “Item 4. Information on the Company—Technology and Intellectual Property.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.       Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates, presenting our critical accounting estimates in note 2.5 of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Amended and Restated Memorandum and Articles of Association and the Cayman Islands Companies Act (As Revised).

Board of Directors

Our board of directors is currently composed of 10 members. Each of our directors shall hold office for a two (2) year term and are eligible for re-election. Under our Amended and Restated Memorandum and Articles of Association: (i) Bertelsmann, for so long as it holds a number of our Class B common shares in excess of 10% of the total number of outstanding Class B common shares (referred to herein as the “Ownership Threshold”), shall be entitled to appoint, at its sole discretion, up to seven of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; (ii) the Esteves Family, for so long as it holds our Class B common shares in excess of the Ownership Threshold, shall be entitled to appoint, at its sole discretion, up to two of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; and (iii) Bertelsmann and the Esteves Family, for so long as they hold our Class B common shares in excess of the Ownership Threshold shall be entitled to jointly appoint, at their sole discretion, up to one (1) director and shall be entitled at any time to remove, substitute or replace their appointed director for any reason in their sole discretion (provided that if only one of Bertelsmann and the Esteves Family holds Class B common shares in excess of the Ownership Threshold, then only Bertelsmann or the Esteves Family, as applicable, shall have these rights). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Subject to the foregoing, the directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting.

The following table lists the current members of our board of directors:

Name	Age	Position
Kay Krafft	54	Co-Chairman
Nicolau Carvalho Esteves	72	Co-Chairman
Benedikt Dalkmann	40	Director
Christina Krebs	51	Director
Renato Tavares Esteves	37	Director
Maria Tereza Azevedo	42	Director
João Paulo Seibel de Faria	49	Independent Director*
Vanessa Claro Lopes	49	Independent Director*
Miguel Filisbino Pereira de Paula	63	Independent Director*
Marcelo Ken Suhara	51	Independent Director*

*	Member of our Audit Committee. At our annual shareholders’ meeting held on June 15, 2023, Vanessa Claro Lopes, João Paulo Seibel de Faria and Miguel Filisbino Pereira de Paula were re-elected as independent directors of the Company, and Marcelo Ken Suhara was elected as an independent director of the Company, each to serve for a two-year term.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Alameda Oscar Niemeyer, No. 119, 15th floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Kay Krafft. Kay Krafft is co-chairman of our board of directors, a position he has held since May 2022 after having held the position of director since August 2021. He is the founding CEO of Bertelsmann Education Group. Until 2014, he was an Executive Board member of the of music rights management company BMG. Before joining BMG, he served as EVP and global head of M&A at Bertelsmann while implementing major portfolio adjustments during this time. Prior to joining Bertelsmann, Kay Krafft was a partner at professional services firm Deloitte.

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

Christina Krebs. Christina Krebs is a member of our board of directors, a position she has held since May 2022, in addition to being the Chief People Officer of Bertelsmann Education Group and the Chief People Officer at Relias, a Bertelsmann Education Group company. Prior to2020, Christina held multiple roles at Relias including VP, Client Care and VP, Integration, where she helped integrate multiple healthcare technology companies into the Relias portfolio. Before joining Relias, Christina was a partner at the professional services firm, ScottMadden Management Consultants.

Renato Tavares Esteves. Renato Tavares Esteves is a member of our board of directors, a position he has held since July 2019. He was a member of the board of directors of Afya Brazil from August 2016 to December 2019, when the board of directors of Afya Brazil was extinguished. He served as executive officer of the following companies: Instituto de Educação Superior do Vale do Parnaíba S.A., UNIVAÇO—União Educacional do Vale do Aço S.A., IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., ITPAC—Instituto Tocantinense Presidente Antônio Carlos S.A., and Instituto de Ensino Superior do Piauí S.A.—IESP. He is also a member of the board of directors of Emive Participações S.A., a position he has held since January 2024. He holds a degree in medicine from Faculdade de Medicina de Barbacena, and a master’s degree in business administration and Corporate Finance from FGV.

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

Vanessa Claro Lopes. Vanessa Claro Lopes is a member of our board of directors and an independent member of our audit, risks and ethics committee, positions she has held since July 2019. She is currently an independent member of the board of directors of Lojas Americanas S.A., member of the fiscal councils of Cosan S.A. and Comgas S.A., the chairperson of the audit committee at Tegma Logistica S.A., a member of the audit committee at Embraer S.A. and Lojas Americanas S.A. She was formerly the chairperson of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A. from 2016 to 2017 and a member of the fiscal councils of Estácio Participações S.A. and Renova Energia S.A. from 2017 to 2019 and Cosan Logistica SA from 2019 to 2021 and a member of the financial committee at Lojas Americanas SA. from 2023 to 2024. With over 30 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career in 1995 at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefonica from 2000 to 2004. She holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense (UFF), a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense (UFF) and a systems analysis degree from FATEC/BS. She was formerly a professor of audit systems and information security at Objetivo University from 1997 to 1998.

João Paulo Seibel de Faria. João Paulo Seibel de Faria is a member of our board of directors and an independent member of our audit, risks and ethics committee, positions he has held since August 2020. He is currently the CFO of Ericsson Latin America since 2024. He has 30 years of experience in companies like Arthur Andersen S/C, Ericsson Telecomunicações, Microsoft, Didi Chuxing, OLX and Patria Investments. He spent 18 years at Microsoft in different leadership roles in Latin America and the U.S. in sales, marketing and in finance, including his last role as chief financial officer in Brazil. Mr. Faria holds a bachelor’s degree in business management from FAAP and an Executive MBA from Insper (both in São Paulo). Additionally, he holds several executive sessions in leadership, strategy and global business environment from Fundação Dom Cabral, INSEAD and Devry.

Miguel Filisbino Pereira de Paula. Miguel Filisbino Pereira de Paula is a member of our board of directors and an independent member of our audit, risks and ethics committee and People & ESG Committee, which positions he has held since August 2020. He has over 30 years’ experience in C-level positions and serving on the advisory boards and boards of directors of large companies, such as Gerdau S.A., Votorantim Cimentos S.A., Yduqs S.A. and Companhia Brasileira de Distribuição GPA. Miguel has held the position of director (since March 2024) and chairman of the people committee (since February 2021) at Loja do Mecânico, a privately held company, as is also an operating partner of private equity funds, such as Crescera Capital and EB Capital’s investees. In these companies, he has held positions such as executive director and/or vice president in the areas of human resources and management, and in business support areas, such as deliveries, shared service center, information technology and related areas. During his executive career, he has led major turnaround projects in companies and/or business units of these groups, always focusing on processes, people, new organizational concepts and governance models, and he has been directly and/or indirectly responsible for hiring and developing many executives for management positions in these organizations. Since January 2020, he has been involved in the advisory boards or boards of directors as well as head of human resources and ESG committees at several companies and private equity Funds. He holds a degree in business administration from Universidade Luterana do Brasil, an MBA in retail management from the University of São Paulo and an MBA in human resources management from Pontifícia Universidade Católica do Rio Grande do Sul. He completed several courses in leadership and business management in Brazil, at the Kellogg School of Management: in the United States and at the Union of Japanese Scientists and Engineers (JUSE).

Marcelo Ken Suhara. Marcelo Ken Suhara is a member of our board of directors and an independent member of our audit, risks and ethics committee which positions he has held since June 2023. He has a combined 26 years of experience in initial public offering advisory services, financial reporting, accounting and audit. He was a partner in the capital markets center at Ernst & Young in São Paulo from 2011 to March 2022. He also worked in the capital markets group at PricewaterhouseCoopers from 2001 to 2010, and in audit at Arthur Andersen from 1998 to 2000 and Coopers & Lybrand from 1996 to 1998. He has extensive experience in initial public offerings, equity and debt offerings in the Brazilian and international capital markets, and advised companies on financial reporting and regulatory matters on capital markets transactions, and on SEC rules and regulations. He holds a bachelor’s degree in business management from Pontificia Universidade Católica and a bachelor’s degree in accounting from Universidade Paulista and is a Brazilian Certified Accountant registered at CRC — Conselho Regional de Contabilidade (Brazilian Regional Accounting Council).

Executive Officers

Our executive officers are responsible for the management and representation of our company. We have a strong centralized team led by Virgilio Deloy Capobianco Gibbon, our CEO, with broad experience in the education industry.

The following table lists our current executive officers.

Name	Age	Position
Virgilio Deloy Capobianco Gibbon	50	Chief Executive Officer
Luis André Carpintero Blanco	51	Chief Financial Officer
Lélio de Souza Junior	51	Vice President of Medical Practice Solutions

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Alameda Oscar Niemeyer, No 119, 15th Floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

Virgilio Deloy Capobianco Gibbon. Virgilio Deloy Capobianco Gibbon serves as the Chief Executive Officer of Afya, a position he has held since 2016. Under his leadership, Afya successfully executed its Initial Public Offering on the Nasdaq in 2019. Since our IPO, Afya has experienced significant growth, expanding its operations and solidifying its position as a leader in medical education in Brazil. In recognition of his contributions to sustainable development, Virgilio was honored by the United Nations as an Impact Leader for the Sustainable Development Goals (SDGs). In 2023, he was named the Best Executive in the Education Sector in Brazil by Valor 1000. Prior to his tenure at Afya, Virgilio held several key positions such as Chief Operating Officer at YDUQS (formerly Estácio Participações S.A.) from March 2010 to March 2012, Chief Financial Officer at YDUQS from March 2012 to June 2016, Executive Director of Business Consulting and Education Industry at TOTVS from October 2007 to December 2009 and Senior Manager of Business Consulting at Accenture from 2000 to 2007. Virgilio holds a degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and has completed executive management programs at Fundação Getulio Vargas (FGV), Stanford University, and Harvard University.

Luis André Blanco. Luis André Blanco is our Chief Financial Officer, a position he has held since April 2020. Prior to joining us, he served as CFO for OdontoPrev for 10 years, where he oversaw corporate finance — treasury, financial planning, M&A, tax and accounting operations, legal and compliance. Prior to that, Luis served as a Financial Officer at Vivo S.A. from 2003 to 2009 and also as CFO at Tele Centro — Oeste Celular Participações from 2000 to 2003. Luis holds a bachelor’s degree in engineering from the Federal University of Rio de Janeiro and an executive program degree from University of Westminster, London, England.

Lélio de Souza Junior. Lélio de Souza Junior is our Vice President of Medical Practice Solutions, a position he has held since November 2021.Prior to joining us, he served as CEO for Intelie for five years, where he had the chance to support the internationalization of the company, the acquisition process by RigNet (later on acquired by Viasat, NASDAQ: VSAT) and to experience a very well succeeded growth history. Prior to that, Lelio served as a Corporate Officer at TOTVS from 2008 — 2016 and also as Senior Manager in Accenture from 2000-2008. Lelio holds a bachelor’s degree in Mechanical Engineering from the Federal University of Minas Gerais (UFMG) and executive programs degrees from University of Wharton, Pennsylvania, USA and Insper, São Paulo, Brazil.

Family Relationships

Nicolau Carvalho Esteves, the co-chairman of our board of directors, is the father of Renato Tavares Esteves, one of our directors.

Legal Proceedings

In 2016, the federal prosecutors’ office filed a public civil proceeding against Mr. Nicolau Carvalho Esteves, our co-chairman, and certain other individuals, for irregular administrative acts alleged to have taken place during each of their respective terms as Health Secretary of the State of Tocantins (Secretário de Saúde do Estado de Tocantins) between 2012 and 2014, a position held by Mr. Carvalho Esteves for a period of four months, from March 9, 2012 to July 20, 2012. The prosecution alleges that Mr. Carvalho Esteves and the other individuals did not apply federal funds in compliance with mandatory budgeting rules required by applicable federal statutes. On September 19, 2017, the lower court dismissed the federal prosecutor’s claims on the basis that the alleged improper acts were carried out to allow the public healthcare system in the State of Tocantins to continue to provide basic healthcare services, given there were insufficient public funds allocated for that purpose at the time. The federal prosecutor’s office appealed the lower court’s decision and on October 30, 2018, the federal court of appeals granted the appeal to overturn the lower court’s decision and to nullify the evidentiary phase of the proceedings on the procedural technicality that the State of Tocantins had not been properly notified of its right to file its motion on evidence. On May 3, 2019, Mr. Carvalho Esteves filed an appeal of the federal court of appeals decision with the Supreme Court of Justice. In February 2022, a decision was issued, dismissing the motions submitted by the public prosecutor’s office, and an appeal was filed by the public prosecutor’s office. Mr. Nicolau Carvalho Esteves has presented counterarguments to the appeal, and, on March 10, 2025, the court handed down a final unappealable judgment in favor of Mr. Carvalho Esteves concluding this proceeding.

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

The following table sets forth the fixed and variable compensation of our key management personnel for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in R$ millions)
Short-term employee benefits	21.2	17.0	13.6
Share-based compensation plans	19.9	21.4	13.1
Total compensation	41.1	38.4	26.7

Long-Term Incentive Plans

Afya Stock Options Plan

On August 30, 2019, our board of directors approved the establishment of the new equity incentive plan, or the stock option plan, as amended, with the purpose of advancing the interests of our shareholders by enhancing our ability to attract, retain and motivate individuals to perform at the highest level.

The stock option plan and the applicable option agreement to be entered into between us and the beneficiary, or the Option Agreement, governs the issuance of equity incentive awards with respect to our Class A common shares, or the Options. The calculation of the strike price of the Option will be set forth in the applicable Option Agreement, as approved by the board of directors, upon the granting of the Option to the beneficiary. If a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her Options under the stock option plan that has vested at that date will be satisfied, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, all of his or her Options under the stock option plan will be canceled. The maximum aggregate number of shares that can be issued to beneficiaries under the stock option plan may not exceed 4% of our share capital at any time, excluding treasury shares.

On July 31, 2023, our people and ESG committee approved a change in the stock option plan. All holders of options granted before July 11, 2022, with a strike price based on the IPO price in Brazilian reais or above, were offered the possibility to exchange options for a number of RSUs with conversion ratios based on the fair value of the original plan, as of the date of the modification, such that beneficiaries will have a ‘value for value’ benefit of settling their awards for no cash consideration and thus the total fair value of the modified award remained the same as the original plan, resulting in a weighted average conversion ratio of 0.12 RSU per stock option. Moreover, our people and ESG committee approved a change in the index rate to the strike prices of its granted stock options, such that strike prices are now adjusted by the IPCA rate instead of the CDI rate.

In 2024 and 2023, we granted 113,900 and 467,000 stock options to our executives, respectively. As of December 31, 2024, a total of 1,610,679 stock options were outstanding under the stock option plan. For further information about vesting periods and strike price, see note 14.b.1 to our audited consolidated financial statements.

Restricted Stock Units Program

On July 8, 2022, our board of directors approved our restricted stock units program, or the RSU program, for employees. The participant’s right to effectively receive ownership of RSUs will be conditioned on the participant’s continuance as an employee or director in the business group from the grant date until vesting. Employees will be entitled to these shares in a proportion of 10%, 20%, 30% and 40% each year. In 2024 and 2023, we granted 44,500 and 317,090 RSUs to our executives, respectively. As of December 31, 2024, a total of 656,634 restricted shares were outstanding under the RSU program. For further information about vesting periods and our RSU program, see note 14.b.2 to our audited consolidated financial statements.

C.       Board Practices

Duties of Directors

Under Cayman Islands law, directors of a Cayman Islands company are considered fiduciaries of the company. As such, directors owe fiduciary duties to the company, which include acting in the best interests of the company, exercising their powers for the purposes for which they were conferred, and avoiding situations where their personal interests may conflict with their duty to the company. Consequently, a director has a duty not to profit from their position as director, unless the company expressly permits such profits. Additionally, a director must not place themselves in a position where their personal interests or obligations to third parties conflict with the interests of the company. However, a company’s articles of association may allow a director to vote on a matter in which they have a personal interest, provided the nature of the interest is disclosed to the board of directors. Our Articles of Association require that a director disclose the nature and extent of any material interests in any contract or arrangement. Furthermore, a director may vote on any resolution concerning an interested matter, provided the director has disclosed the nature of their interest, subject to any separate requirement under applicable law or the listing rules of the Nasdaq and unless such director has been disqualified by the chairman.

A director of a Cayman Islands company is also obligated to exercise independent judgment in performing their duties and to act with reasonable skill, care and diligence. This standard of care has both objective and subjective components. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be expected of a reasonably diligent person with the general knowledge, skill and experience typically possessed by someone acting as a director. Additionally, a director is required to apply the knowledge, skill and experience they actually possesses in carrying out their functions.

Risk Management

Afya's integrated Risk Management is aligned with Bertelsmann's Risk Management and Internal Controls Policy, which defines the methodologies, guidelines, response strategy, governance and responsibilities to guide the processes of identifying, assessing, treating, monitoring and communicating risks distributed across of the following categories: Operational, financial, compliance and strategic including ESG (environmental, social and governance), aligned with industry best practices.

Our integrated risk governance practice is founded on the lines of defense model and based on globally recognized standards for risk management, including ISO 31000 and COSO-ERM:

•	First Line: This comprises risk owners who are responsible for executing processes, identifying risks, and implementing action plans. Working closely with the Risk and Controls department, they proactively identify potential risks in their operations.
•	Second Line: Risk Management, Internal Controls and other specialized areas that collaborate with risk owners to monitor risks and action plans. The Risk and Controls department coordinates progress and action plans in partnership with the internal audit teams and other Afya units. They report their findings to the executive officers, the Audit, Risk and Ethics Committee and the board of directors.
•	Third Line: Represented by the Internal Audit team, this line conducts independent evaluations for management. They perform substantive tests of internal controls to detect operational and financial deviations resulting from failures or fraudulent activities.

Whistleblowing Channel

Afya provides to internal and external public a whistleblowing channel hosted outside Afya’s systems and managed by a third party named Contato Seguro, that is an independent, confidential and impartial tool for reporting of accusations or evidence of illicit conducts that violates Afya’s Code of Ethics and also its integrity program and the current legislation. For more information regarding the whistleblowing channel please enter https://www.contatoseguro.com.br/afya.

Governance

Below, we list our main structures with a role in Risk Governance. For more information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

•	Board of Directors: Responsible for overseeing the company's risk management, through regular reports from our executive officers together with the support of the audit, risks and ethics committee, ensuring that it is aligned with our strategic objectives and values.
•	Audit, Risks and Ethics Committee: Comprised by independent members of our board of directors, it is in charge of monitoring and reviewing the company’s main risks, as well as supervising that mitigating actions are being effectively implemented.
•	People and ESG Committee: Responsible for having decision making power, by delegation of our board of directors, with respect to executives’ compensation, management succession, compensation plans and policies, director and committee member compensation and sustainability and social responsibility matters.
•	Executive Officers: Propose methodologies, guidelines, risk response strategies, governance, and responsibilities to guide the process, as well as ensure the proper allocation of resources for risk mitigation. Evaluate the robustness of risk management through periodic reports, discussing and validating the risk matrix, considering the impact and probability assessments from the responsible areas, and defining the risk control panel, forwarding it for the audit, risks and ethics committee and the board of directors' approval.

Election and Terms of Directors

See “Item 10. Additional Information.—B. Memorandum and Articles of Association—Appointment, Disqualification and Removal of Directors.”

Board Committees

Our board of directors has established an audit, risks and ethics committee and a people and ESG committee. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit, Risks and Ethics Committee

The audit, risks and ethics committee, or the audit committee, which consists of Vanessa Claro Lopes (elected to the committee on July 8, 2019), João Paulo Seibel de Faria (elected to the committee on August 26, 2020), Miguel Filisbino Pereira de Paula (elected to the committee on August 26, 2020), and Marcelo Ken Suhara (elected to the committee on June 22, 2023) assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the recommendation for approval by the board of directors of the appointment and compensation of our independent registered public accounting firm. João Paulo Seibel de Faria serves as chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Marcelo Ken Suhara is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

On December 14, 2023, our board of directors approved the amendment of the audit committee charter. The audit committee complies with applicable SEC and Nasdaq rules. Notwithstanding anything to the contrary established in the audit committee charter, the audit committee is responsible for, among other things:

•	give its opinion in the selection, hiring, monitoring and removal of the independent registered public accounting firm, for the preparation of an external audit or for any other service; pre-approval of the audit services and non-audit services to be provided by our independent registered public accounting firm before the auditor is engaged to render such services;
•	discuss with the independent registered public accounting firm its responsibilities under PCAOB auditing standards, review and approve the planned scope and timing of the annual audit plan(s) and discuss significant findings from the audit;
•	become aware and evaluate the report from the independent registered public accounting firm describing all relationships between the independent registered public accounting firm and the Company consistent with the applicable PCAOB requirements regarding the independent registered public accounting firm’s communications with the audit committee concerning independence;
•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•	review with management and the independent registered public accounting firm, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent registered public accounting firm setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;
•	review, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	monitor the processes implemented by the executives regarding related person transactions (as defined in our related person transaction policy) in accordance with our related person transaction policy;
•	overseeing the effectiveness of our cybersecurity program; and
•	periodically monitor the prevention, detection, mitigation, and remediation of general risks, cybersecurity threats and incidents and report its findings to our board of directors.

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

People and ESG Committee

The People and ESG Committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. As permitted by the listing requirements of Nasdaq, we have opted out of Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors.

Under the most recent version of its bylaws, approved on October 6, 2022, the People and ESG Committee has authority over key decisions related to compensation, succession, organizational development, and sustainability. Its responsibilities include setting and reviewing our overall compensation policies, including for directors, executive officers, and committee members; evaluating executive performance and incentive plans; overseeing succession planning for key roles; and approving material employment or termination agreements and non-standard compensation arrangements.

The People and ESG Committee also monitors leadership development, organizational culture, and performance evaluation outcomes, and is responsible for managing our stock option plan. On the ESG front, it advises the board on the integration of sustainability into our long-term strategy, evaluates progress toward ESG goals, and reviews our ESG disclosures and participation in relevant external frameworks and commitments.

Executives may be invited to provide information to the People and ESG Committee but do not participate in discussions regarding their own compensation.

As of the date of this annual report, our People and ESG Committee consists of Rafael Munerato de Almeida, Renato Tavares Esteves, Miguel Filisbino Pereira de Paula, Kay Krafft and Christina Krebs. Miguel Filisbino Pereira de Paula serves as chairman of the People and ESG Committee.

See “Item 6. Directors, Senior Management and Employees—F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.”

Controlled Company Exception

Bertelsmann beneficially owns the majority of our Class B common shares, representing 75.8% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2024)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	3	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	3
LGBTQ+:	—
Did not Disclose Demographic Background:	7

D.       Employees

As of December 31, 2024, we had 9,717 employees, 8% of which were based in our offices in Nova Lima and 92% of which were based in other cities elsewhere in Brazil. We also engage temporary employees and consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2024:

Function	Number of Employees	% of Total
Management	62	0.6%
Shared Services Center and IT, Sales and Marketing	1,056	10.9%
Faculties	3,941	40.6%
General and Administrative	4,658	47.9%
Total	9,717	100.0%

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

F.        Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

We have adopted a compensation recoupment policy on November 30, 2023. See Exhibit 97.1 incorporated by reference to this annual report.

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

Unless otherwise indicated below, the business address for each beneficial owner is c/o Afya, Alameda Oscar Niemeyer, No. 119, 15th floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil.

	Shares Beneficially Owned						% of Total Voting Power(2)
	Common Shares				Preferred Shares
	Class A		Class B		Series A
Shareholders(1)	Shares	%	Shares	%	Shares	%	%
5% Shareholders Party to our Shareholders’ Agreement
Bertelsmann SE & Co. KGaA (3)	26,576,579	57.0%	34,074,134	77.8%	—	—	75.8%
Nicolau Carvalho Esteves (4)	113,811	0.2%	9,728,629	22.2%	—	—	20.1%
Rosângela de Oliveira Tavares Esteves(4)	113,811	0.2%	9,728,629	22.2%	—	—	20.1%
Renato Tavares Esteves (5)	1,545,844	3.3%	—	—	—	—	0.3%
Vanessa Tavares Esteves (6)	1,435,440	3.1%	—	—	—	—	0.3%
Lílian Tavares Esteves de Carvalho (7)	1,531,909	3.3%	—	—	—	—	0.3%
Other 5% Shareholders
Ronald Baron (8)	2,383,701	5.1%	—	—	—	—	0.5%
SoftBank Group Corp. (9)	2,433,323	5.2%	—	—	150,000	100%	0.5%
FMR LLC (10)	2,612,538	5.6%	—	—	—	—	0.5%
Other Executive Officers and Directors (11)
Kay Krafft (12)	—	—	—	—	—	—	—
Benedikt Dalkmann(13)	—	—	—	—	—	—	—
Christina Krebs(14)	—	—	—	—	—	—	—
João Paulo Seibel de Faria	—	—	—	—	—	—	—
Miguel Filisbino Pereira de Paula	—	—	—	—	—	—	—
Maria Tereza Azevedo	—	—	—	—	—	—	—
Vanessa Claro Lopes	1,315	*	—	—	—	—	—
Rafael Munerato de Almeida	—	—	—	—	—	—	—
Marcelo Ken Suhara	—	—	—	—	—	—	—
Lélio de Souza Junior	36,000	*	—	—	—	—	*
Luis André Carpintero Blanco	23,552	*	—	—	—	—	*
Virgilio Deloy Capobianco Gibbon	300,422	*	—	—	—	—	*

*	Represents beneficial ownership of less than 1% of the respective class of our outstanding shares.
(1)	As of the date of this annual report, we have 46,586,054 outstanding Class A common shares (49,920,068 total Class A common shares, of which 3,334,014 are common shares held in treasury), 43,802,763 Class B common shares, and 150,000 Series A perpetual convertible preferred shares of our authorized share capital issued and outstanding.
(2)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” The terms of our Series A perpetual convertible preferred shares require the approval of a majority of our Series A perpetual convertible preferred shares voting as a separate class for us to take the following decisions, among others described in the certificate of designations: (1) amend our organizational documents in a manner that would have an adverse effect on the Series A perpetual convertible preferred shares; and (2) issue securities that are senior to, or equal in priority with, the Series A perpetual convertible preferred shares; except as provided in the certificate of designations, our Series A perpetual convertible preferred shares otherwise are not entitled to vote.
(3)	Based on a statement by Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH on Schedule 13D/A filed on March 4, 2025. Such person’s business address is at Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.
(4)	Based on a statement by Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Capital Ventures Limited and NRE B Ventures Limited on Schedule 13G/A filed on November 14, 2024. Nicolau Carvalho Esteves is a member of our board of directors. Includes 113,811 Class A common shares and 9,707,489 Class B common shares held of record by NRE Capital Ventures Limited, a company controlled by Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, who hold 100% of its shares in joint tenancy, 13,916 Class B common shares held of record by Nicolau Carvalho Esteves, and 7,224 Class B common shares held of record by Rosângela de Oliveira Tavares Esteves.
(5)	Based on a statement by Renato Tavares Esteves, RTE Capital Ventures Ltd. and RTE B Ventures Ltd. on Schedule 13G/A filed on November 14, 2024. Renato Tavares Esteves is a member of our board of directors. Consists of 1,545,844 Class A common shares held of record by RTE B Ventures Ltd., which is wholly-owned by RTE Capital Ventures Ltd which is, in turn, wholly-owned by Renato Tavares Esteves.
(6)	Based on a statement by Vanessa Tavares Esteves, VTE Capital Ventures Ltd. and VTE B Ventures Ltd. on Schedule 13G/A filed on November 14, 2024. Consists of 1,435,440 Class A common shares held of record by VTE B Ventures Ltd., which is wholly-owned by VTE Capital Ventures Ltd which is, in turn, wholly-owned by Vanessa Tavares Esteves.
(7)	Based on a statement by Lilian Tavares Esteves de Carvalho, LTE Capital Ventures Ltd. and LTE B Ventures Ltd. on Schedule 13G/A filed on November 14, 2024. Consists of 1,848 Class A common shares held of record by Lílian Tavares Esteves de Carvalho and 1,530,061 Class A common shares held of record by LTE B Ventures Ltd., which is wholly-owned by LTE Capital Ventures Ltd.
(8)	Based on a statement on Schedule 13G/A filed on February 14, 2025, by BAMCO, Inc., Baron Capital Group, Inc., Baron Capital Management, Inc., and Ronald Baron. Such persons’ business address is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(9)	Based on a statement on Schedule 13G filed on May 13, 2021 by SoftBank Group Corp. the date of the last available Schedule 13G by such person with the SEC. Such person’s business address is 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan.
(10)	Based on a statement on Schedule 13G/A filed on November 12, 2024, by FMR LLC. Such person’s business address is 245 Summer Street, Boston, MA 02210.
(11)	Disclosure regarding the equity interest held by Messrs. Nicolau Carvalho Esteves and Renato Tavares Esteves, both members of our board of directors, in us, is above.
(12)	Mr. Kay Krafft, a member of our board of directors, is the founding CEO of Bertelsmann Education Group. Mr. Krafft disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(13)	Mr. Benedikt Dalkmann, a member of our board of directors, is the Chief Financial Officer at Bertelsmann Education Group. Mr. Dalkmann disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(14)	Ms. Christina Krebs, a member of our board of directors, is the Chief People Officer at Bertelsmann Investments. Ms. Krebs disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of her pecuniary interest therein.

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

Shareholders’ Agreement

On June 7, 2021, in connection with the acquisition by Bertelsmann of all Afya shares held by Crescera as of such date pursuant to a share purchase agreement also entered into on such date, certain members of the Esteves family and Bertelsmann determined to enter into an amended and restated shareholders’ agreement, or the A&R Shareholders’ Agreement.

The A&R Shareholders’ Agreement provides that the parties shall cooperate to ensure that Afya enters into a customary registration rights agreement with the parties. Further, (i) while Bertelsmann holds an interest in Afya, or (ii) for a period of five years from the moment the Original Shareholder ceases to hold an interest in the Company (whichever occurs earlier), certain members of the Esteves family are bound by a non-compete obligation preventing them from directly or indirectly carrying on a competing business that is in direct competition with us, subject to certain limited exceptions.

B.       Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and certain other rights of certain of the holders of our common shares as described under “—A. Major Shareholders—Shareholders’ Agreement,” the following is a description of material transactions since January 1, 2024 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

Lease Agreements

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil and its subsidiaries have entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below.

On June 21, 2016, RVL entered into lease agreements, as amended on April 26, 2018, with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s executive offices are located. On February 9, 2019, the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with its provisions. The lease agreement was amended in 2024 and terminated in June 2024.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement provides for payments in an amount equal to 7.5% of the monthly revenue of ITPAC until July 2024, when the campus became operational, and as from August 2024, the monthly amount should be equal to the amount paid in the first semester of 2024 and thereafter adjusted by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus in the city of Santa Inês, State of Maranhão. The lease agreement, as amended on February 27, 2025, provides for payments in a monthly amount equal to R$12,000 until December 2020; from January 2021 until December 2025, 6.5% of the monthly revenue of IPTAN during the prior semester; from January 2026, the monthly amount should be equal to the amount paid in the second semester of 2025; and as from January 2027, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years and is renewable for an additional 20 years.

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement provides for payments in a monthly amount equal to R$40,000 until June 2022, from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and from January 2029, the monthly amount should be adjusted by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

On May 2, 2024, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN a property for the campus in the city of São João del Rei, State of Minas Gerais. The lease agreement provides for payments in a monthly amount equal to R$4,000, adjusted annually by the inflation rate (IGP-M). The lease agreement is for a term of one year and is renewable for an additional term of three years.

On June 14, 2024, RVL entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement provides for payments in a monthly amount equal to R$114,500, with a grace period of 12 months. The monthly amount payable should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

The lease payments in connection with the lease agreements with RVL totaled R$25.7 million, R$23.4 million and R$20.4 million in the years ended December 31, 2024, 2023 and 2022, respectively.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela de Oliveira Tavares Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease UNIVAÇO’s campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3.6 million, R$3.6 million and R$3.4 million in the years ended December 31, 2024, 2023 and 2022, respectively.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease IESVAP’s campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until June 2021. From July 2021, the monthly amount should be equal to the amount paid in the first semester of 2021 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$5.2 million, R$5.2 million and R$4.9 million in the years ended December 31, 2024, 2023 and 2022, respectively.

For more information, see note 7 to our audited consolidated financial statements.

Related Person Transaction Policy

On January 29, 2021, our board of directors approved the related party transactions and conflicts of interests policy that set forth our guidelines and procedures regarding agreements with related parties. On December 19, 2022, our board of directors approved an amendment to our policy in order to reflect certain revised approval thresholds.

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

Employment Agreements

Virgilio Deloy Capobianco Gibbon, Lélio de Souza Junior and Luis André Carpintero Blanco entered into employment agreements with the Company. The independent directors have also entered into service agreements with the Company.

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

As of December 31, 2024, we had provisions recorded in our audited consolidated financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$113.5 million, and had made judicial deposits in an aggregate amount of R$16.9 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

In addition, under the terms of the share purchase and sale agreements between us and the selling shareholders of certain subsidiaries acquired by us, such selling shareholders are exclusively responsible for any liabilities (including labor, tax and civil liabilities), which are or will be the subject of a claim by any third party, arising from an act or fact that occurred, whether by action or inaction, prior to or on the closing dates of the respective acquisitions, and such selling shareholders have agreed to indemnify us and our subsidiaries in the event of any losses relating to any such contingent liabilities. Accordingly, the provisions in respect to such contingent liabilities are recorded as non-current liabilities, with a corresponding amount recorded as non-current other assets; as of December 31, 2024, we have recorded R$78.7 million as other non-current assets with respect to provisioned amounts relating to such contingent liabilities.

Civil Matters

As of December 31, 2024, we and our subsidiaries were party to approximately 10,850 civil proceedings, including 4,649 collection proceedings in which we are plaintiffs and 6,201 other judicial proceedings. In addition, we were subject to 308 administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto and others, alleging (i) that Municipal Law No. 1780/03 in connection with the creation of the Instituto de Ensino Superior de Porto Nacional(IESPEN) is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto should be voided; (ii) that ITPAC Porto acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (iii) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay up corporate capital; and (iv) that ITPAC Porto should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC Porto filed its defense. On November 13, 2016, the lower court froze 8% of ITPAC Porto’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017. As of the date of this annual report, this proceeding is pending the issuance of a ruling. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately R$27.9 million, with the likelihood of loss is possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with the MEC was irregular. The suspension was judicially granted. Despite the suspension, Afya Brazil initiated an administrative proceeding requesting that MEC reconsider its previous decision, which had denied a request to transfer the administrative proceeding related to the authorization of the medical program—originally submitted in 2011—from the state education system to the federal education system, in accordance with applicable regulations. On September 2, 2020, MEC published Ordinance no. 722 recognizing the right of ITPAC and determining the review of the regularization request formulated in 2011 by the institution. On November 5, 2021, the instruction authorizing the start of educational activities was published. As of the first public civil proceeding has reached a final decision and is pending enforcement by the Federal Public Prosecutor’s Office and the other remains pending, awaiting a decision on appeal.

On November 30, 2019, a public proceeding was filed by Domingos Borges da Silva against Centro de Ensino São Lucas, other educational institutions and the city hall of Porto Velho, alleging (i) that the defendants were purportedly not granting all the full scholarships to undergraduate students from “Programa de Inclusão Social Universidade Para Todos — Faculdade da Prefeitura,” provided by Municipal Law No. 1,887/10 and modified by Municipal Law No. 2,284/16; (ii) that due to the lack of full scholarships, the Treasury was being jeopardized because the agreement was for tax waive in exchange to the full scholarships for the beneficiary from the referred Program; (iii) therefore, the plaintiff requires to be awarded a preliminary injunction to revoke Municipal Laws Nos. 1,887/10 and 2,284/16 and the suspension of the adhesion contracts to the Program signed by the defendants; and (iv) that the defendants should be liable for alleged material damages and loss of profits. On January 13, 2020, the lower court denied the preliminary injunction. On March 3, 2020, São Lucas was served. As of the date of this annual report this proceeding is in the evidentiary stage. It is important to highlight that Centro de Ensino São Lucas is currently granting scholarships from the Program and, by December 2020, there were 290 scholarships being offered. We estimate that the potential loss related to this proceeding could be approximately R$16 million. Based on our assessment, the likelihood of loss is considered possible.

The provisions related to civil proceedings whose likelihood of loss is assessed as probable are R$25.1 million as of December 31, 2024. There are other civil proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$50.7 million as of December 31, 2024.

Labor Matters

As of December 31, 2024, we and our subsidiaries were party to approximately 363 labor proceedings, 281 of which are judicial proceedings and 82 of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by us to comply with certain labor laws, including with respect to working hours, the registration of employment agreements, disabled workers’ hiring quotas and the protection of underage workers and apprentices.

The provisions related to labor proceedings whose likelihood of loss is assessed as probable are R$31.5 million as of December 31, 2024. There are other labor proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$38.1 million as of December 31, 2024.

Tax and Social Security Matters

As of December 31, 2024, certain of our subsidiaries were party to 93 tax and social security proceedings, 61 of which are judicial proceedings and 32 of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

ITPAC Porto is party to one tax foreclosure proceeding filed by the Brazilian federal government on July 12, 2010 for the collection of social security contribution on payroll debts in the total historical amount of R$1.5 million, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. As of the date of this annual report, the amount of this proceeding is approximately R$3.4 million and the proceeding is pending the decision of the lower court.

UniSL is party to tax proceeding filed by city of Porto Velho on July 19, 2017 for having allegedly incurred in insufficient payment of ISS taxes in the total historical amount of R$6.0 million. On March 31, 2023, there was a monocratic decision dismissing the defense, and reducing the fine applied from 150% to 80%. An appeal was filed and is pending judgment. As of the date of this annual report, the amount of this proceeding is approximately R$7.8 million and the likelihood of loss is possible.

In 2021, Unigranrio filed a lawsuit seeking the annulment of three tax assessments related to the imposition of ISS (a municipal tax on services), based on the alleged applicability of tax immunity. On August 10, 2023 Unigranrio joined a tax amnesty program established by the Municipality of Rio de Janeiro, which aimed to address interest and penalties related to a tax proceeding concerning ISS (city tax on services) with the municipality of Rio de Janeiro. As a result, Unigranrio made a payment of R$14.9 million to settle the claim. Following this payment, the merits of the case were deemed resolved. However, the dispute regarding the attorneys’ fees awarded to the Municipal Attorney’s Office remains pending, as it is still under evaluation whether such amounts were encompassed within the settlement made under the amnesty program.

FCMPB is also a party to a proceeding initiated in September 2024 related to the collection of ISS on revenues derived from student tuition. The total historical amount under dispute is R$10.8 million. As of the date of this annual report, this proceeding remains pending. As of the date of this annual report, the amount of this proceeding is approximately R$11.0 million and the likelihood of loss is possible.

The provisions related to taxes proceedings whose likelihood of loss is assessed as probable are R$56.9 million as of December 31, 2024. There are other tax proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$17.5 million as of December 31, 2024.

“Mais Médicos” Proceedings

On January 15, 2019, Sociedade de Ensino Superior Estácio de Sá Ltda., or SESES, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the SESES bid to open a medical school in the city of Bragança, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto. The lower court granted a preventive injunction in favor of SESES, suspending SERES’s award of the medical school to ITPAC Porto. ITPAC Porto joined these proceedings as a co-defendant. On March 6, 2019, the federal prosecutor issued an opinion to dismiss the writ. On September 11, 2019, the lower court dismissed the writ and revoked the suspension of the award of the medical school granted by MEC to ITPAC Porto, and we became authorized by MEC to open and operate a medical school in the city of Bragança. After the court denied SESES’s appeal, it filed a special appeal to the Brazilian Superior Court of Justice (Superior Tribunal de Justiça or STJ). In June 2024, SESES withdrew its intention to pursue further appeals against the STJ’s decision, which had dismissed its special appeal. Accordingly, the judgment denying the writ of mandamus became final and unappealable in June 2024, and the case was remanded to the Federal Court of Appeals for the First Region (TRF1) for formal closure. As of the date of this annual report, the case has been permanently closed.

On January 31, 2019, Brasil Educação S.A., or BR Educação, filed proceedings against SERES, requesting a judicial review of SERES’s decision to disqualify the BR Educação bid to open a school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto. ITPAC Porto joined these proceedings as a co-defendant. The lower court granted a preventive injunction in favor of BR Educação, suspending SERES’s award of the medical school to ITPAC Porto. This injunction was subsequently repealed by the Federal Court of Appeals upon preliminary review. The Federal Court of Appeals granted ITPAC Porto’s request for a stay, thereby suspending the effects of the lower court’s preliminary injunction. BR Educação subsequently filed an interlocutory appeal against this decision, which, as of the date of this annual report, remains pending before the Federal Court of Appeals.

On February 2, 2019, in proceedings separate to those of BR Educação, Faculdades Integradas Carajás S/C Ltda., or Faculdades Carajás, filed a writ against SERES, requesting a judicial review of SERES’s decision to disqualify the Faculdades Carajás bid to open a medical school in the city of Abaetetuba, State of Pará, as part of the public procurement for the “Mais Médicos” program, and award it to ITPAC Porto. The lower court granted a preventive injunction in favor of Faculdades Carajás, suspending SERES’s award of the school to ITPAC Porto. On October 10, 2019, Faculdades Carajás filed a motion to dismiss the writ, and the writ was dismissed by the lower court on January 10, 2020. Consequently, ITPAC Porto is authorized by MEC to open and operate a medical school in the city of Abaetetuba. As of the date of this annual report the judgment has become final and unappealable, and the case has been permanently closed.

Dividends and Dividend Policy

Prior to 2025, we had never declared or paid any dividend on our common shares. On March 12, 2025, our board of directors approved our first ever distribution of dividends. This dividend of R$129.8 million, equivalent to R$1.348923 per share was paid on April 4, 2025 to all shareholders of record as of the close of business on March 26, 2025. The payment was made in U.S. dollars at the exchange rate (PTAX) published on March 13, 2025 by the Brazilian Central Bank, which was R$/USD 5.8131.

The payment of future dividends is subject to future declaration by our board of directors, which will be based in part on continued capital availability, market conditions, applicable laws and agreements, and our board of directors continuing to determine that the declaration of dividends is in the best interests of our shareholders.

We may also make any future determination to pay dividends based on an ordinary shareholder resolution, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors recommends a dividend payment, the form, frequency and amount will depend on a number of factors, including our future operations and earnings, our capital requirements and surplus, our general financial condition, impositions of restrictions on conversions and remittances of funds abroad in the jurisdictions where we operate, contractual restrictions and other factors that the board of directors may deem relevant. Dividends on our common shares, if any, will be paid in U.S. dollars.

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

Certain Brazilian Legal Requirements Related to Dividends

Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiaries. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive.” Our Brazilian subsidiaries are required under Federal Law No. 6,404 dated December 15, 1976, as amended, to distribute a mandatory minimum dividend to shareholders each year, which cannot be lower than 50% of their income for the prior year, unless a lower mandatory minimum dividend is provided for in such subsidiary by-laws or such distribution is suspended by a decision of such subsidiary’s shareholders at its annual shareholders’ meeting based on a report by its board of directors that such distribution would be incompatible with its financial condition at that time.

In addition, if, for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

As of the date of this annual report, Afya Brazil and certain of our subsidiaries are required by their respective bylaws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC Araguaína, ITPAC Porto, IESP, IPTAN, UEPC, FASA, UniRedentor, FESAR, iClinic, Medicinae, IESVAP, UNIVAÇO, and Unigranrio—at least 25% of adjusted net profit in each fiscal year; and (ii) CCSI—at least 2% of net profit in each fiscal year. FADEP, IPEC, UniSL, FCMPB, Medical Harbour, Cliquefarma, Glic, Shosp, UnifipMoc, RX-PRO, IBES, SESSA and DelRey are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

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

B.       Memorandum and Articles of Association

Description of Share Capital

We were incorporated on March 22, 2019, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted, and we have the authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

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

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which, at the date of this annual report, comprise 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report, we have 46,586,054 Class A common shares (49,920,068 total Class A common shares, of which 3,334,014 are common shares held in treasury), 43,802,763 Class B common shares, and 150,000 Series A perpetual convertible preferred shares of our authorized share capital issued and outstanding.

The following is a summary of the material provisions of our authorized share capital and our Articles of Association.

Share Capital

The Amended and Restated Memorandum and Articles of Association currently authorize two classes of common shares: Class A common shares, which are entitled to one (1) vote per share, and Class B common shares, which are entitled to ten (10) votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares, or any other class of share designated as a common share are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described in our Amended and Restated Memorandum and Articles of Association. The implementation of this dual class equity structure was required by the Esteves Family and Crescera, our principal shareholders in the year of 2019, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in Our Articles of Association—Two Classes of Common Shares.”

As of December 31, 2024, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares; and
•	250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

As of December 31, 2024 and 2023, the Company’s issued and outstanding share capital was R$17,000 represented by 93,722,831 shares comprised by 49,920,068 Class A common shares and 43,802,763 Class B common shares. In addition, as of December 31, 2024, 150,000 Series A perpetual convertible preferred shares were outstanding, representing approximately 6.6% of our outstanding common shares, excluding treasury shares and including the Series A perpetual convertible preferred shares on an as-converted basis. For more information on our Series A perpetual convertible preferred shares, please refer to note 12.2.1(d) to our audited consolidated financial statements included elsewhere in this annual report.

Treasury Shares

As of December 31, 2024, Afya had 3,455,538 common shares in treasury.

Issuance of Shares

Except as expressly provided in our Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Afya shall not issue bearer shares or warrants.

Our Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (i) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is effected through the issue of shares, debentures, or rights to acquire shares, or through the capitalization of profits, ensuring proportional allocation and class consistency, (ii) a merger, consolidation, or other business combination, or (iii) an issuance of shares including Class A common shares or any other class of share designated as a common share pursuant to the Articles of Association, whereby each holder of the Class B common shares is entitled to purchase a number of Class B common shares that would allow such holder to maintain its proportional ownership interests in Afya.

Under our Articles of Association, we may not issue Common Shares and/or preferred shares to any person on any terms unless we first offer each holder of Class B common shares the opportunity to subscribe for such number of Class B common shares, on the same economic terms and at the same price, as would allow such holder to maintain its proportional ownership interest in Afya. In light of: (a) the above provisions; (b) the fact that future transfers of Class B common shares will generally result in their conversion into Class A common shares, subject to limited exceptions set forth in our Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, holders of our Class B common shares will, in many circumstances, continue to maintain control of all matters requiring shareholder approval.

This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future.

Our Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the then-outstanding Class A common shares, approval by ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting and the prior written consent of a Bertelsmann Director and Esteves Family Director as set out below in “—Proceedings of the Board of Directors.”

Fiscal Year

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to ten (10) votes per share, whereas holders of Class A common shares are entitled to one (1) vote per share, (ii) Class B common shares have certain conversion rights, and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. For more information see below “—Preemptive or Similar Rights” and “—Conversion.”

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

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional common and/or preferred shares are issued. As such, if Afya issues common and/or preferred shares, it must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Afya. This right to maintain a proportional ownership interest may be waived by all of the holders of Class B common shares, such waiver to remain effective until the date specified therein or twelve (12) months from the date of the waiver. For more information see “— Issuance of Shares.”

Conversion

The outstanding Class B common shares are convertible into Class A Common Shares, on a share-to-share basis, at any time after issue and without payment of any additional sum, as follows: (i) at the discretion of a holder of Class B common shares, a Class B common share may be converted into one Class A common share, or (ii) upon the request of the holders of all the then issued and outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to holders of Class B common shares, to affiliates, to and between the Esteves Family, Bertelsmann, their family members and their respective children, heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and to partnerships, corporations and other entities exclusively owned or controlled by the Class B shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding. To the extent that Bertelsmann or the Esteves Family cease to be a Class B common shareholder, the rights nominally vested to each shall vest in their permitted transferee within the meaning of our Articles of Association.

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

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called with at least ten (10) clear calendar days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and upon the prior consent of a majority in number of the members (which shall include Bertelsmann and the Esteves Family) together holding at least 95% in par value of the shares entitled to attend and vote, with regards to an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

Liquidation Rights

If Afya is voluntarily wound up, the liquidator shall, after taking into account and giving effect to:

(i)	the rights of preferred and secured creditors and to
(ii)	any agreement between Afya and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to
(iii)	any contractual rights of set-off or netting of claims between Afya and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to
(iv)	any agreement between Afya and any person or persons to waive or limit the same,

apply our property in satisfaction of its liabilities pari passu. Any remaining assets shall then be distributed among shareholders in accordance with their rights and interests in Afya.

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

Anti-Corruption and Anti-Money Laundering

Our Articles of Association contain stringent anti-corruption, anti-money laundering and certain other related measures applicable to us, our officers and directors, and service providers. The Articles of Association provide that if one of our shareholders is found to have been involved in an act of corruption, money laundering or other related irregular act, the directors shall convene a meeting to consider the circumstances of such incident, and establish a course of action to be taken against such shareholder. The actions range from (i) suspending such shareholder from his/her duties as a director, officer and/or employee (if applicable) of the Company; (ii) terminating such duties; (iii) directing such shareholder to transfer the entirety of his/her shareholding in the Company to his/her children and/or heirs; or (iv) if such transfer is not possible, resolve that the shares in the Company owned by such shareholder be mandatorily redeemed by us. Further, our Articles of Association provide that we shall not engage the services of any provider that has been found to violate applicable anti-corruption laws, and further provide that we and our shareholders shall not violate applicable anti-corruption laws or laws related to acts or improbity.

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

4th Share Repurchase Program. After the completion of our third share repurchase program, which resulted in the purchase of 1,874,457 Class A common shares, our board of directors approved a new share repurchase program on March 24, 2023, or the fourth share repurchase program. Under the fourth share repurchase program, Afya may repurchase up to 2,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on March 24, 2023 until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

For the year ended December 31, 2023, we repurchased 216,339 Class A common shares. For the year ended December 31, 2024, there were no Class A common shares repurchased by us.

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

Appointment, Disqualification and Removal of Directors

Afya is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 14 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. Bertelsmann for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to seven directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Bertelsmann Directors”), and the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to two directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Esteves Family Directors”). In addition for so long as both hold Class B common shares in excess of the Ownership Threshold, they may appoint a further director (the “Joint Director”) and are entitled at any time to remove, substitute or replace the Joint Director (provided that if only one of Bertelsmann and the Esteves Family holds Class B Common Shares in excess of the Ownership Threshold, then only Bertelsmann or the Esteves Family, as applicable, shall have such right). The Board of Directors shall have one (1) co-chairman appointed by Bertelsmann, for so long as it holds Class B Common Shares in excess of the Ownership Threshold and one (1) co-chairman appointed by the Esteves Family, for so long as it holds Class B Common Shares in excess of the Ownership Threshold, thereafter, the chairman of the Board of Directors shall be appointed by a majority of the Directors then in office.

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

The office of a director will be vacated automatically if he or she (i) becomes prohibited by law from being a director, (ii) becomes bankrupt or makes an arrangement or composition with his creditors, (iii) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (iv) resigns his office by notice to us or (v) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated. Further, the Directors may remove a Director as set out above in “—Anti-Corruption and Anti-Money Laundering.”

Proceedings of the Board of Directors

The Articles of Association provide that our business is to be managed and conducted by the board of directors, save that Afya may not without (i) the consent of a Bertelsmann Director while there is a Bertelsmann Director and (ii) the consent of an Esteves Family Director while there is an Esteves Family Director: create new classes of shares, issue new shares, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for purchase or receive any class of shares or securities in the capital of Afya; repurchase or redeem any shares; execute and/or terminate any shareholders’ agreement, quotaholders’ agreement, or any other agreements related to our interest in any subsidiary; approve our financial statements; effect any follow-on offerings of Afya; approve the listing and/or the delisting of our securities with any designated stock exchange; conduct, negotiate, terminate and/or amend any business, agreement, or transaction between Afya and any related party valued in excess of R$0.5 million; approve any sale or encumbrance, for the benefit of a person of shares issued by any subsidiary, or the admission of any new partner or shareholder in such subsidiaries; carry out any investments outside the scope of the core business of Afya (as set out in the Articles of Association); incorporate any entity; appoint or terminate the engagement of any auditor that is not an Authorized Auditor as set out in the Articles of Association; provide any guarantee in respect of any person or related person of any of our shareholders, director and/or officers inter alia; or take actions in connection with the Company’s Anti-Corruption measures, provided that if the Anti-Corruption measures relate to either Bertelsmann or the Esteves Family, then the consent of the Esteves Family Director or the Bertelsmann Director respectively shall not be required.

The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present), and business at any meeting shall be decided by a majority of votes. None of the Bertelsmann Chairman, the Esteves Family Chairman and the chairman of the meeting will have a second or casting vote; provided that if the votes are evenly split, a Bertelsmann Director (or Bertelsmann Chairman) shall have a casting vote.

Subject to the foregoing and the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine it is appropriate. Board meetings shall be held bi-monthly and shall take place either in Nova Lima, Brazil, or at such other place as the directors may determine.

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

Two Classes of Common Shares

The Class B common shares of Afya are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since they own of all of the Class B common shares of Afya, the Esteves Family and Bertelsmann currently have the ability to elect all directors and to determine the outcome of all matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the Esteves Family and Bertelsmann have the ability to determine the outcome of all matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Afya has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Afya.

Preferred Shares

Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Afya and for a proper corporate purpose.

For further information on our outstanding Series A perpetual convertible preferred shares, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Series A

Perpetual Convertible Shares” and note 12.2.1(d) to our audited consolidated financial statements included elsewhere in this annual report.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, which will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by, if a shareholder scheme, shareholders representing three-fourths in value of each class of shareholders with whom the arrangement is to be made or, if a creditor scheme, a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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

Borrowing Powers

Subject to the provisions of the Articles of Association, our directors may exercise all the powers of Afya to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Afya or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

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

As a Cayman Islands exempted company with limited liability, we have applied for and received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

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

U.S. Federal Income Tax Consideration

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own the securities. This discussion applies to you only if you hold Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe any state, local or non-U.S. tax consequences or all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and differing tax consequences applicable to you if you are subject to special rules, such as:

•	one of certain financial institutions;
•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;
•	a person holding a Class A common share as part of a straddle, wash sale, conversion transaction or integrated transaction or entering into a constructive sale with respect to a Class A common share;
•	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	an entity or arrangement classified as a partnership for U.S. federal income tax purposes;
•	a tax-exempt entity, an “individual retirement account” or a “Roth IRA”;
•	a person who acquired our Class A common shares pursuant to the exercise of an employee stock option or otherwise as compensation;
•	a U.S. expatriate or certain former citizen of the United States;
•	a person that owns or is deemed to own ten percent or more of our stock (by vote or value); or
•	a person holding shares in connection with a trade or business conducted outside of the United States.

If you are an entity or arrangement classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities. Partnerships holding Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Class A common shares.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2024. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we were a PFIC for any taxable year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to cash equivalents, loans and financing and accounts payable to selling shareholders with floating interest rates.

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, our income before income taxes is affected through the impact on floating interest rate, as follows:

	Balance as of December 31, 2024	Index	Base rate
	(amounts in R$ thousands, unless otherwise stated)
Cash equivalents	883,327	CDI	106,358

Loans and financing	(1,341,460)	CDI	(184,413)
Loans and financing	(8,209)	TJLP	(610)

Accounts payable to selling shareholders	(385,429)	CDI	(46,766)
Accounts payable to selling shareholders	(125,276)	SELIC	(15,221)
Net exposure			(140,652)

	Increase in basis points
	+75	+150
	(amounts in R$ thousands, unless otherwise stated)
Effect on profit before tax	(7,324)	(14,648)

For further information, see note 12.4.1 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$21.6 million as of December 31, 2024. See note 12.4.1 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents as of December 31, 2024.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by us based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored.

Credit risk from balances with banks and financial institutions is managed by the treasury department in accordance with our policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of financial assets are the maximum exposure to credit risk for the components of the statements of financial position on December 31, 2024 and 2023.

Liquidity Risk

Our Management has responsibility for monitoring liquidity risk. In order to achieve the our objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by us arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

For more information, see “Item 5. Operating and Financial Review and Prospects—B. Tabular Disclosure of Contractual Obligations.”

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material modifications to instruments

No matters to report.

B.       Material modifications to rights

No matters to report.

C.       Withdrawal or substitution of assets

No matters to report.

D.       Change in trustees or paying agents

No matters to report.

E.       Use of proceeds

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As such, our management’s evaluation of internal control over financial reporting excluded the internal control activities of Unidom, acquired in July 2024, as discussed in note 4 to our audited consolidated financial statements. We have included the financial results of Unidom in the consolidated financial statements from the date of its acquisition. Unidom represented approximately (0.1)% and 0.9% of our consolidated total equity and consolidated total assets, respectively, as of December 31, 2024 and 1.9% and 4.2% of our consolidated revenue and consolidated net income, respectively, for the year then ended.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013), or COSO 2013. Based on this assessment on March 13, 2025, management believes that, as of December 31, 2024, our internal control over financial reporting was effective, based on those criteria.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2024, which did not include an evaluation of the internal control over financial reporting of Unidom, has been audited by Ernst & Young Auditores Independentes S/S Ltda., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2024. Their attestation report on internal controls over financial reporting is included herein.

D.       Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which currently consists of Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the recommendation for approval by the board of directors of the appointment and compensation, of our independent registered public accounting firm. João Paulo Seibel de Faria serves as Chair of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Marcelo Ken Suhara qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

ITEM 16B. CODE OF ETHICS

Our activities are subject to a code of ethics, which is applicable to all our members and entities, including our directors, officers, managers, teachers and other staff (including interns). Our code of ethics is also applicable to relevant third parties involved in our activities, such as suppliers, consultants and other service providers. Our code of ethics describes our mission, vision and values and provides the relevant conduct standards that must be followed by our members and entities. It regulates our interactions with our suppliers, students, clients, competitors and governmental entities and agents. Our code of ethics also sets forth fundamental rules of conduct related to the safeguarding of our financial books and records, conflict of interest situations, the protection of our confidential information and assets and our compliance with applicable laws as well as relevant information on whistleblowing procedures. All reports are assessed by the Company’s internal compliance bodies in accordance with its internal compliance policies, and their conclusions are evaluated by the Internal Ethics and Conduct Commission, which decides on the actions to be adopted. The Code of Ethics is included as an exhibit to this annual report. We have also posted a copy of our code of business conduct and ethics on our website at https://ir.afya.com.br/corporate-governance/governance-structure-documents/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Auditores Independentes S/S Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S/S Ltda. for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
	(in R$ millions)
Audit fees (1)	8.7	7.7
Tax fees(2)	0.4	0.2
All other fees	—	—
Total fees	9.1	7.9

(1)	Audit fees include fees for the audit of our annual consolidated financial statements; audit of the effectiveness of internal control over financial reporting, audit of statutory financial statements of subsidiaries; review of our interim financial statements, and audit of financial statements of acquired businesses.
(2)	Tax fees consist of fees for services rendered in connection with the review of our ECF (Escrituração Contábil Fiscal) Brazilian tax reporting.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

For the year ended December 31, 2024, there were no Class A common shares repurchased by us.

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2024:

Shares Purchased by Bertelsmann

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased under the Plans or Programs (1)
January 1 to January 31, 2024	467,847	R$ 129.34	467,847	R$ 513,824,295.10
February 1 to February 29, 2024	285,826	R$ 125.70	285,826	R$ 477,895,797.16
March 1 to March 31, 2024	349,573	R$ 126.80	349,573	R$ 433,568,953.83
April 1 to April 30, 2024	341,835	R$ 107.62	341,835	R$ 396,780,890.13
May 1 to May 31, 2024	285,404	R$ 114.78	285,404	R$ 364,022,084.07
June 1 to June 30, 2024	146,184	R$ 105.44	146,184	R$ 348,608,079.93
July 1 to July 31, 2024	625,283	R$ 110.10	625,283	R$ 279,763,052.17
August 1 to August 31, 2024	362,126	R$ 108.40	362,126	R$ 240,509,965.68
September 1 to September 30, 2024	686,111	R$ 102.45	686,111	R$ 170,214,669.25
October 1 to October 31, 2024	647,119	R$ 103.21	647,119	R$ 103,424,106.88
November 1 to November 30, 2024	524,571	R$ 105.72	524,571	R$ 47,965,863.85
December 1 to December 31, 2024	327,532	R$ 98.60	327,532	R$ 15,671,054.96
Total	5,049,411	R$ 111.51	5,049,411

(1)	For convenience purposes only, amounts in reais in this column have been converted from U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	On May 26, 2022, Bertelsmann entered into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with an unaffiliated third-party broker (the “Bertelsmann Existing Trading Plan”), which was publicly announced on May 27, 2022. Under the Bertelsmann Existing Trading Plan, the broker is authorized and directed to purchase Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$129.0 million, beginning on June 27, 2022, until the earlier of the completion of the repurchase or September 25, 2023, unless terminated earlier in accordance with its terms. See Amendment No. 6 to the report on Schedule 13D filed by Bertelsmann with the SEC on May 27, 2022. On December 15, 2022, Bertelsmann entered into an amendment to the Bertelsmann Existing Trading Plan (the “Bertelsmann Trading Plan Amendment”), which was publicly announced on December 16, 2022. Under the Bertelsmann Trading Plan Amendment, the broker is authorized and directed to purchase an additional number of Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$200.0 million. Such additional purchases may only commence once the purchases under the Bertelsmann Existing Trading Plan have been completed but in no event before January 16, 2023. In addition, the Bertelsmann Trading Plan Amendment extended the term of the Bertelsmann Existing Trading Plan to May 31, 2024, unless terminated earlier in accordance with its terms. See Amendment No. 13 to the report on Schedule 13D filed by Bertelsmann with the SEC on December 16, 2022. On May 21, 2024, Bertelsmann entered into an amendment to the Trading Plan (the "Trading Plan Amendment"). Under the Trading Plan Amendment, the term of the Existing Trading Plan was extended until May 31, 2026 (unless terminated earlier in accordance with its terms), and in addition the purchasing guidelines for the Broker for purchases under the Existing Trading Plan were modified. Purchases under the Trading Plan Amendment may only commence thirty days after the date of the Trading Plan Amendment. There can be no certainty that any Class A common shares will be purchased under the Trading Plan Amendment.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.
•	Nasdaq Rule 5635, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized.
•	Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We maintain insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our Company’s Class A common shares by directors, officers, and employees, as well as the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, as well as Nasdaq listing standards. A copy of our insider trading policy was filed as Exhibit 11.2 to our annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

Overview

The Company has policies and procedures in place to address information technology and cybersecurity risks as part of its corporate risk management process. These processes are integrated into Afya’s enterprise risk management (ERM) framework to ensure alignment with our overall approach to corporate risk. This includes activities such as risk identification, classification, and mitigation, as well as the development of action plans aligned with industry best practices.

Cybersecurity initiatives at Afya are overseen by our Chief Information Security Office, or CISO. The CISO’s responsibilities include defining and aligning action plans with Afya’s corporate risk management team. Additionally, the CISO serves as the Data Protection Officer, handling privacy and data protection matters and defining cybersecurity strategies for the entire company. This includes ensuring effective monitoring, threat detection, response to events and incidents, and overall cybersecurity management. Cybersecurity monitoring with respect to our newly acquired companies is managed from the outset by our IT technical team. Exposure to risk during this period is naturally greater as such acquired company is not always mature in terms of cybersecurity risk management, but we seek to mitigate these risks by making adjustments to their practices and applying our policies.

Risk Management and Strategy

Afya has comprehensive policies, procedures, and a dedicated risk management team responsible for addressing corporate risks across various themes, including strategic, operational, financial, and compliance areas. Within each theme, Afya identifies and manages risks related to quality, procurement, cybersecurity, privacy and data protection, financial reporting, legal compliance, regulatory matters, as well as risks related to ESG.

The Company follows a structured approach, including a risk matrix with defined risk levels and criticality, which guides the need for risk treatment and the development of action plans. These plans are monitored by the responsible parties for each theme under the oversight of the risk and controls department. Furthermore, Afya has an assessment process that evaluates cybersecurity, privacy, and data protection policies of critical suppliers before onboarding. This process aligns with frameworks such as COSO-ERM and COSO Internal Control - Integrated Framework. To ensure compliance with industry standards and enhance cybersecurity maturity levels, Afya engages specialized companies to review its plans and procedures, aiming to adopt market best practices.

Within the further detailed governance scheme, the Company has established the audit, risk, and ethics committee to oversee risk management guidelines through a structured approach known as the three lines of defense:

•	First Line of Defense: This comprises risk owners who are responsible for executing processes, identifying risks, and implementing action plans. Working closely with the risk and controls department, they proactively identify potential risks within their operations, including financial, operational, and cybersecurity aspects. This includes analyzing activities and relationships with suppliers and third parties.
•	Second Line of Defense: The compliance, corporate risks, and internal controls area collaborates with risk owners to monitor risks and action plans. The risk and controls department coordinates progress and action plans in partnership with internal audit teams and other Afya units such as the technology team, the information security team, and the privacy team. They report their findings to the audit, risk, and ethics committee.

•	Third Line of Defense: Represented by the internal audit team, this line conducts independent evaluations for management. They perform substantive tests of internal controls to detect operational and financial deviations resulting from failures or fraudulent activities.

For the monitoring and response to cyber incidents, Afya has teams responsible for detecting and monitoring the Company’s environment, conducting threat intelligence, intrusion testing, and verifying the coverage and effectiveness of its detection and monitoring tools.

Governance

Afya places significant emphasis on cybersecurity within its information technology area, covering areas such as incident management, information technology governance, privacy and data protection, cybersecurity, infrastructure, and systems management. These efforts are led by our chief information officer, or CIO, and our CISO. The CISO, drawing from extensive experience in leading technology and information security departments in large companies, is responsible for developing a proactive security strategy capable of continuous threat exposure management, in balance with the organization’s business goals. This includes ensuring compliance with relevant information security and data privacy regulations, conducting training for the security team and promoting user awareness to keep stakeholders informed about emerging technologies and threats.

Afya’s governance structure includes the audit, risk, and ethics committee, which oversees risks identified by the risk and controls department, including cyber risks. The audit, risk, and ethics committee reports to our board of directors on a quarterly basis and, where applicable, review of specific incident responses. Our board of directors then sets strategic objectives and monitors the company’s risk landscape and corresponding action plans.

Afya’s cybersecurity team operates through a technical committee that meets biweekly to monitor and improve infrastructure and technology related to cybersecurity. The team identifies potential improvements, which are then evaluated by the management committee to determine their feasibility and potential project status under department oversight. Afya continually adopts technological solutions to enhance monitoring, detection, recovery, and protection capabilities within the organization.

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

According to processes and controls established by Afya, as of December 31, 2024, no events were identified that could indicate the materialization of risks or the identification of material incidents under the cybersecurity aspect that affected or could affect the business strategy, results of operations, or financial condition of the company. Minor incidents that occurred during the period were identified, treated, and communicated in accordance with the protocols, policies, and procedures established for response. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Afya adopted on April 29, 2022, effective as of May 4, 2022 (incorporated by reference to Exhibit 1.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1 †	English translation of Purchase Agreement dated as of November 27, 2018, among NRE Participações S.A., JC JOINT Fundo de Investimento em Participações Multiestratégia, Breno Miranda Trabulo Pinheiro Correia and Cristina Maria Miranda de Sousa (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.2 †	English translation of Purchase Agreement dated as of December 5, 2018, among NRE Participações S.A., João Carlos Ribeiro Pedroso, Leoni Margarida Bertolin, José Carlos Januário, Ricardo Pedroso, Daiane Pedroso Canto and RD Administração e Participação Ltda. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.3	English translation of Bank Note (Cédula de Crédito Bancário) issued by Afya Participações S.A. on September 23, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021).
8.1*	List of Subsidiaries.
11.1	English translation of the Code of Ethics of Afya (incorporated herein by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed with the SEC on June 24, 2019, File No. 333-232309).
11.2*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1*	Consent of Ernst & Young Auditores Independentes S.S. Ltda.
97.1	Compensation recoupment policy, dated November 30, 2023 (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 26, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.

† Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AFYA LIMITED
By:	/s/ Virgilio Deloy Capobianco Gibbon
Name: Virgilio Deloy Capobianco Gibbon
Title: Chief Executive Officer

By:	/s/ Luis André Carpintero Blanco
Name: Luis André Carpintero Blanco
Title: Chief Financial Officer

Date: April 28, 2025

Table of Contents	Table of Contents

Index to Financial Statements

Audited Consolidated Statements—Afya Limited

Afya Limited

Consolidated financial statements

as of December 31, 2024 and 2023 and

for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 13, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Business combination
Description of the Matter
As described in Note 4 to the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of Unidom Participações S.A. (“Unidom”) on July 1, 2024, for a total aggregated purchase consideration of R$620,762 thousand, which included contingent consideration liability of R$279,989 thousand. Such transaction was accounted for as a business combination, in accordance with the requirements of IFRS 3 Business Combinations, and the Company applied the acquisition method of accounting, which included measure the consideration transferred fair value at acquisition date and estimating the fair value of assets acquired and liabilities assumed for the acquisition, including acquired intangible assets.

Auditing the Company's accounting for such acquisition was complex due the significant estimation uncertainty in the Company´s measurement of consideration transferred which includes a contingent consideration liability of R$279,989 thousand, conditioned upon the maintenance of the authorization of the 175 operating medical school seats and in the Company’s determination of the fair value of identified intangible assets of R$462,042 thousand, which principally consisted of licenses and customer relationships. The significant estimation uncertainties were primarily due to the assessment of the contingent consideration and sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumption used by Company to estimate the contingent consideration include the probability of success of maintenance of the authorization of the 175 operating medical school seats. The Company used discounted cash flow models to measure licenses and customer relationships. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates and projected operating profit margins. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over its accounting for the business combination, including controls over the recognition and measurement of contingent consideration liability, licenses and customer relationships intangible assets. For example, we tested controls over management's evaluation of underlying assumptions in the valuation models applied, and we also tested management's controls over the data used in the valuation models.

To test the estimated fair value of the contingent consideration liability, licenses and customer relationships, we performed audit procedures that included, among others, evaluating the valuation methodology and the significant assumptions used by the Company’s independent valuation specialist; obtaining the reports prepared by the Company´s independent valuation specialist; testing the completeness and accuracy of underlying data and inputs used in the estimation of fair value of contingent consideration liability and intangible assets acquired; involving our professionals with specialized skill and knowledge to assist with our evaluation of management’s assessment regarding the probability of success of the authorization of the 175 operating medical school seats considering the court proceedings; involving our valuation specialists to assist with our evaluation of the methodology and significant assumptions used by the Company’s independent valuation specialist. For example, we compared the significant assumptions used by the Company’s independent valuation specialist to the ones used in relation to past acquisitions and available third-party industry information. Specifically, when assessing the significant assumptions, we focused on discount rates, revenue growth rates and projected operating profit margins.

We also assessed the Company’s disclosures in Note 4 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on Internal Control Over Financial Reporting

We have audited Afya Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Afya Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Unidom Participações S.A. (“Unidom”), which is included in the 2024 consolidated financial statements of the Company and constituted -0,1% and 0,9% of its equity and total assets, respectively, as of December 31, 2024 and 1,9% and 4,2% of revenue and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Unidom.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 13, 2025 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

Belo Horizonte, Brazil

March 13, 2025

Afya Limited

Consolidated statements of financial position

As of December 31, 2024 and 2023

(In thousands of Brazilian reais)

	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	5	911,015	553,030
Trade receivables	6	595,898	546,438
Recoverable taxes		25,726	43,751
Other assets	8	57,145	60,287
Total current assets		1,589,784	1,203,506

Non-current assets
Trade receivables	6	35,948	39,485
Other assets	8	115,875	117,346
Investment in associate	9	54,442	51,834
Property and equipment	10	658,482	608,685
Right-of-use assets	12.2.2	842,219	767,609
Intangible assets	11	5,532,789	4,796,016
Total non-current assets		7,239,755	6,380,975
Total assets		8,829,539	7,584,481

Liabilities
Current liabilities
Trade payables		128,080	108,222
Loans and financing	12.2.1	363,554	179,252
Lease liabilities	12.2.2	45,580	36,898
Accounts payable to selling shareholders	12.2.3	185,318	353,998
Advances from customers		161,048	153,485
Labor and social obligations		208,076	192,294
Taxes payable		33,456	27,765
Income taxes payable		4,247	3,880
Other liabilities		10,836	2,773
Total current liabilities		1,140,195	1,058,567

Non-current liabilities
Loans and financing	12.2.1	1,831,607	1,621,523
Lease liabilities	12.2.2	932,756	837,671
Accounts payable to selling shareholders	12.2.3	345,454	212,869
Taxes payable		112,681	88,198
Provision for legal proceedings	21	113,521	104,361
Other liabilities		42,742	18,280
Total non-current liabilities		3,378,761	2,882,902
Total liabilities		4,518,956	3,941,469

Equity	15
Share capital		17	17
Additional paid-in capital		2,344,521	2,365,200
Treasury shares		(273,955)	(299,150)
Share-based compensation reserve		187,497	155,073
Retained earnings		2,011,875	1,380,365
Equity attributable to equity holders of the parent		4,269,955	3,601,505
Non-controlling interests		40,628	41,507
Total equity		4,310,583	3,643,012

Total liabilities and equity		8,829,539	7,584,481

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	2024	2023	2022

Revenue	17	3,304,329	2,875,913	2,329,057
Cost of services	18	(1,215,603)	(1,109,813)	(859,552)
Gross profit		2,088,726	1,766,100	1,469,505

Selling, general and administrative expenses	18	(1,069,321)	(1,014,684)	(798,153)
Other income (expenses), net		(7,292)	15,645	(7,252)

Operating income		1,012,113	767,061	664,100

Finance income	19	111,283	110,642	102,042
Finance expenses	19	(458,742)	(457,616)	(349,893)
Net finance result		(347,459)	(346,974)	(247,851)

Share of income of associate	9	11,737	9,495	12,184

Income before income taxes		676,391	429,582	428,433

Income taxes expenses	20	(27,471)	(24,166)	(35,677)

Net income		648,920	405,416	392,756

Other comprehensive income		-	-	-
Total comprehensive income		648,920	405,416	392,756

Income attributable to:
Equity holders of the parent		631,510	386,324	373,569
Non-controlling interests		17,410	19,092	19,187
		648,920	405,416	392,756

Basic earnings per common share	16	7.01	4.30	4.14
Diluted earnings per common share	16	6.93	4.27	4.12

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2022		17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income		-	-	-	-	373,569	373,569	19,187	392,756
Total comprehensive income		-	-	-	-	373,569	373,569	19,187	392,756
Treasury shares	15	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	18	-	-	-	29,437	-	29,437	-	29,437
Dividends declared	15	-	-	-	-	-	-	(19,736)	(19,736)
Balances at December 31, 2022		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158

Net income		-	-	-	-	386,324	386,324	19,092	405,416
Total comprehensive income		-	-	-	-	386,324	386,324	19,092	405,416
Treasury shares	15	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Share-based compensation	18	-	-	-	31,535	-	31,535	-	31,535
Acquisition of non-controlling interests		-	-	-	-	(10,845)	(10,845)	(10,155)	(21,000)
Restricted shares transferred under the share-based compensation plan	14	-	(7,491)	5,722	-	-	(1,769)	-	(1,769)
Treasury shares transferred to executives from exercise of stock options	14	-	(2,653)	12,444	-	-	9,791	-	9,791
Dividends declared	15	-	-	-	-	-	-	(18,750)	(18,750)
Balances at December 31 2023		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012

Net income		-	-	-	-	631,510	631,510	17,410	648,920
Total comprehensive income		-	-	-	-	631,510	631,510	17,410	648,920
Share-based compensation	18	-	-	-	32,424	-	32,424	-	32,424
Restricted shares transferred under the share-based compensation plan	14	-	(17,672)	12,812	-	-	(4,860)	-	(4,860)
Treasury shares transferred to executives from exercise of stock options	14	-	(3,007)	12,383	-	-	9,376	-	9,376
Dividends declared	15	-	-	-	-	-	-	(18,289)	(18,289)
Balances at December 31, 2024		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2024, 2023 and 2022

(In thousands of Brazilian reais)

	Notes	2024	2023	2022

Operating activities
Income before income taxes		676,391	429,582	428,433
Adjustments to reconcile income before income taxes
Depreciation and amortization	18	333,341	289,511	206,220
Write-off of property and equipment	10	2,539	1,910	1,697
Write-off of intangible assets	11	244	413	25
Allowance for expected credit losses	6, 18	60,894	74,552	42,708
Share-based compensation	18	32,424	31,535	31,274
Net foreign exchange differences		7,027	681	852
Accrued interest	19	254,386	285,447	200,081
Accrued interest on lease liabilities	12.2.2, 12.5, 19	111,966	100,849	88,571
Share of income of associate	9	(11,737)	(9,495)	(12,184)
Provision (reversal) for legal proceedings		5,068	(56,825)	(766)

Changes in assets and liabilities
Trade receivables		(97,449)	(131,336)	(129,165)
Recoverable taxes		18,107	(15,353)	(2,230)
Other assets		11,220	88,427	(1,411)
Trade payables		18,126	24,500	9,975
Taxes payable		(14,798)	3,278	(3,915)
Advances from customers		6,329	(17,892)	8,387
Labor and social obligations		8,414	31,525	21,247
Other liabilities		30,687	(42,542)	(12,811)
		1,453,179	1,088,767	876,988
Income taxes paid		(20,520)	(45,144)	(33,089)
Net cash flows from operating activities		1,432,659	1,043,623	843,899

Investing activities
Acquisition of property and equipment	10	(136,924)	(118,435)	(168,132)
Acquisition of intangibles assets	11	(255,691)	(126,993)	(128,892)
Dividends received	9	7,501	9,900	6,754
Acquisition of non-controlling interest		-	(21,000)	-
Acquisition of subsidiaries, net of cash acquired		(627,568)	(815,005)	(277,649)
Payments of interest from acquisition of subsidiaries and intangibles		(78,931)	(71,518)	(23,550)
Net cash flows used in investing activities		(1,091,613)	(1,143,051)	(591,469)

Financing activities
Payments of principal of loans and financing	12.5	(128,696)	(112,630)	(1,791)
Payments of interest of loans and financing	12.5	(177,192)	(175,889)	(116,587)
Proceeds from loans and financing	12.5	491,593	5,288	496,885
Payments of principal of lease liabilities	12.2.2, 12.5	(41,221)	(31,473)	(28,511)
Payments of interest of lease liabilities	12.2.2, 12.5	(111,605)	(103,911)	(85,001)
Treasury shares	15	-	(12,369)	(152,317)
Proceeds from exercise of stock options		9,376	9,791	-
Dividends paid to non-controlling shareholders	12.5, 15	(18,289)	(18,750)	(19,736)
Net cash flows generated (used) in financing activities		23,966	(439,943)	92,942
Net foreign exchange differences		(7,027)	(681)	(852)
Net increase (decrease) in cash and cash equivalents		357,985	(540,052)	344,520
Cash and cash equivalents at the beginning of the year	5	553,030	1,093,082	748,562
Cash and cash equivalents at the end of the year	5	911,015	553,030	1,093,082

The accompanying notes are an integral part of the consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, under the regulations of the Ministry of Education (“MEC”), focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical school seats in the country. The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

On January 24, 2024, MEC authorized the increase of 40 medical school seats of Faculdades Integradas Padrão (“FIP Guanambi”) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600 to the former shareholders of FIP Guanambi. With this authorization, the Company reaches 100 medical school seats on this campus. The operation of these medical school seats started in the first quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets. See Note 11.

On July 12, 2024, MEC authorized the increase of 80 medical school seats of Centro Universitário Tiradentes Alagoas (“UNIMA”), a subsidiary of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), located in the city of Maceió, State of Alagoas, which resulted in an additional payment of R$107,627 to the former shareholders of UNIMA. With this authorization, Afya reached 220 medical school seats on this campus. The operation of these medical school seats started in the third quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets. See Note 11.

Acquisition in 2024

On July 1, 2024, Afya Participações S.A. ("Afya Brazil”), a wholly-owned subsidiary of Afya, acquired Unidom Participações S.A. (“Unidom”). Unidom is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. It encompasses “Unidompedro” and “Faculdade Dom Luiz”, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal. See Note 4.1.

As of December 31, 2024, Afya had 3,593 total medical school seats, including 300 medical school seats from the acquisition of Unidom. Of these, 175 medical school seats are subject to final approval from MEC.

Acquisitions in 2023 and 2022

During the year ended December 31, 2023, Afya Brazil acquired DelRey which is part of the Undergrad segment. The aggregate consideration transferred was R$816,236, of which R$567,196 represents the cash paid net of cash acquired (included in cash flows from investing activities) for such business combination. See Note 4.2.

During the year ended December 31, 2022, Afya Brazil entered into business combination transactions to acquire three entities under the Medical Practice Solutions and Continuing Education segments. The aggregate consideration transferred was R$99,399, of which R$67,381 represents the cash paid net of cash acquired (included in cash flows from investing activities) for such business combinations.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two Law approval

On October 3, 2024, the Brazilian Government issued the Provisional Measure No. 1,262, which establishes the OECD Pillar Two global minimum tax in Brazil effective from January 1, 2025. On December 27, 2024, Law 15,079/2024 was sanctioned formalizing these requirements and making them definitive for the implementation of the new tax regulation in Brazil.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Law 15,079/2024 adapts the Brazilian tax legislation to the OECD’s Global Base Erosion – GloBE Rules, introducing an effective minimum taxation of 15% through an additional Social Contribution on Net Profit (CSLL). Such regulation is applicable to multinational groups within the scope of the OECD’s GloBE rules, which had annual revenues of at least €750 million in the consolidated financial statements of the ultimate parent entity in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, applying to Brazilian entities a minimum taxation of 15%. This new tax regulation is expected to impact the Company’s effective income tax rate and results of operations.

Although the rules are not applicable for the year ended December 31, 2024, the Company is assessing the potential effects on its consolidated financial statements. While the potential effects on the consolidated financial statements have not yet been quantified, the Company is taking steps to ensure its compliance with the new tax regulation. The Company will continue to monitor the evolution of global tax regulations and adjust its strategies as needed.

2	Material accounting policies

2.1 Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (“IASB”) and the basis that it will continue to operate as a going concern.

The consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that have been measured at fair value.

Afya is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These consolidated financial statements were approved by the Board of Directors for issuance on March 12, 2025.

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	December 31, 2024	December 31, 2023
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”) (i)	Medical education content	São Paulo - SP	Subsidiary	-	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”) (i)	Graduate	Belo Horizonte - MG	Subsidiary	-	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda. (“PebMed”) (i)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	-	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”) (i)	Outpatient care	Duque de Caxias - RJ	Subsidiary	-	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”) (ii)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	-	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”) (i)	Medical education content	São Paulo - SP	Subsidiary	-	100%
Cardiopapers Soluções Digitais Ltda. (“CardioPapers”) (i)	Medical education content	Recife - PE	Subsidiary	-	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Unidom Participações S.A. (“Unidom”)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i)	PebMed was merged with Afya Brazil in April 2024; Medcel, Além da Medicina and CardioPapers were merged with Afya Brazil in August 2024; IPEMED was merged with Afya Brazil in October 2024; Policlínica was merged with Afya Brazil in November 2024.
(ii)	RX PRO LOG had its operations closed down in January 2024.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the subsidiaries acquired is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

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

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current and non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the end of the reporting period; or
•	There is no unconditional right at the end of the reporting period to defer the settlement of the liability for at least twelve months after the end of the reporting period.

All other liabilities are classified as non-current.

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

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price as disclosed in ‘Revenue from contracts with customers’.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI (Other Comprehensive Income), it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

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

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss. There are no financial assets designated as fair value through OCI with recycling of cumulative gains and losses (debt instruments) or with no recycling of cumulative gains and losses upon derecognition (equity instruments).

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

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting judgments, estimates and assumptions - Note 2.5

• Trade receivables - Note 6

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

The Company’s financial liabilities include trade payables, loans and financing, lease liabilities, advances from customers and accounts payable to selling shareholders.

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

Financial liabilities at amortized cost (Loans and borrowings)

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

e) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, that are held for the purpose of meeting short-term cash commitments and are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Building	25 years
Machinery and equipment	10 years
Vehicles	5 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Leasehold improvements	5 - 20 years

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

g) Leases

The Company assesses at contract inception whether an arrangement is, or contains, a lease. That is, if the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

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

Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. The lease term of the contracts for properties range between five and 30 years. Right-of-use assets are subject to impairment. Refer to the accounting policies in ‘Impairment of non-financial assets’.

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

h) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The estimated useful lives of intangible assets are described in Note 11.

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

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company defined each of its operating subsidiaries as a CGU, except for the following which combines subsidiaries (i) “Content & Technology for medical education” and (ii) “Practice Management Tools & Electronic Prescription”, where the subsidiaries were combined as one CGU following the business strategic pillars and interdependency of cash flow generation.

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

j) Investments in associates

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

The financial statements of the associate is prepared for the same reporting period as the Company. The accounting policies of the associate is aligned with those of the Company.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

k) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method, except for the contingent consideration, which are measured at fair value through profit or loss.

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

The distribution in relation to its subsidiaries in Brazil is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law and the Company’s By-Laws or is approved by the shareholders.

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

That expense is recognized in selling, general and administrative expenses, together with a corresponding increase in equity (Share-based compensation reserve), over the period in which the service (the vesting period) and, where applicable, the performance conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

p) Revenue from contracts with customers

The Company's revenue consists primarily of tuition fees charged for medical courses. The Company also generates revenue from tuition fees for other undergraduate and graduate courses, administrative and application fees, education content (e-books), subscription of medical practice solutions services (including medical content platforms, clinical decision-making application, among other solutions), electronic medical records and marketing for pharmaceutical industry.

Revenue recognition transferred over time

Revenue from tuitions, subscription of medical practice solutions services and electronic medical records are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue recognition transferred at point in time

Revenue from sale of education content, online platforms, administrative and application fees and marketing for pharmaceutical industry are recognized at the point in time when control of the asset or services is transferred to the customer. For education content this is generally on delivery of the goods and for e-books this is generally on the permission to access the digital content is granted. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the e-books, the Company considers the effects of variable consideration, financing component, non-cash consideration, and consideration payable to the customer to be not significant.

The Company concluded that it is the principal in its revenue arrangements.

The Company assesses collectability on a portfolio basis prior to recording revenue. Generally, in respect to undergraduate programs students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to the accounting policies in ‘Financial instruments - initial recognition and subsequent measurement’.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition, digital education content and mobile app subscription for digital medical content received from customers and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally over the contract term.

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

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

• When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

• In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority by the same taxable entity.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

• When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;

• When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

r) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, transfers under the share-based payments, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

2.4 Changes in accounting policies and disclosures

New and amended standards and interpretations

The Company applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2024. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendment / standard	Description
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use that it retains.

The amendments had no impact on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

• What is meant by the right to defer settlement;

• That a right to defer must exist at the end of the reporting period;

• That classification is unaffected by the likelihood that the entity will exercise its deferral right;

• That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments had no impact on the Company’s consolidated financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 and IFRS 7 clarify the characteristics of supplier finance arrangements and require additional disclosures of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of suppliers finance arrangements on an entity's liabilities, cash flows, and exposure to liquidity risk.

The amendments had no impact on the Company’s consolidated financial statements.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are presented below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendment / standard	Description
Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which:

• Clarifies that a financial liability is derecognised on the ‘settlement date’, i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met

• Clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features

• Clarifies the treatment of non-recourse assets and contractually linked instruments

• Requires additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the topics subject to amendments from the Annual Improvements to IFRS Accounting Standards - Volume 11:

• IFRS 1 First-time Adoption of International Financial Reporting Standards

• IFRS 7 Financial Instruments: Disclosures: Gain or Loss on Derecognition

• Guidance on implementing IFRS 7 Financial Instruments: Disclosures

• IFRS 9 Financial Instruments

• IFRS 10 Consolidated Financial Statements

• IAS 7 Statement of Cash Flows

These amendments are effective for annual periods beginning on or after January 1, 2026.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

Power Purchase Agreements – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7), clarifying the application of the ‘own-use’ requirements; permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, but will need to be disclosed.

The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of income, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of income into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of management-defined performance measures, subtotals of income and expenses and includes new requirements for aggregation and disaggregation of financial information based on the identified “roles” of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. Early adoption is permitted and must be disclosed.

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the consolidated financial statements.

2.4.1. Climate related matters

The Company considers climate-related matters in estimates and assumptions, where appropriate. This assessment includes a wide range of possible impacts on the Company due to both physical and transition risks. Even though the Company believes its business model, services and products will still be viable after the transition to a low-carbon economy, climate-related matters increase the uncertainty in estimates and assumptions underpinning several items in the financial statements. Even though climate-related risks might not currently have a significant impact on measurement, the Company is closely monitoring relevant changes and developments, such as new climate-related legislation.

2.5 Significant accounting judgments, estimates and assumptions

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

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

• Financial instruments risk management objectives and policies - Note 12.4

• Sensitivity analysis - Note 12.4.1

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

Identification and fair-value measurement of assets and liabilities acquired in a business combination

Business combinations are accounted for using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The Company, as the acquirer, must classify or designate the identifiable assets and liabilities assumed on the basis of its own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Moreover, the acquisition method required the fair value measurement of contingent consideration liabilities, when applicable, such as the Unidom consideration conditioned upon the maintenance of the authorization of the 175 operating medical school seats. Such assessments require judgments from the Company on the methods used to determine the fair value of the consideration transferred, including contingent consideration, assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

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

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 14.

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

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

3	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

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

Business units restructuring

In connection with a restructuring project occurred across the Continuing education and Medical practice solutions segments, the Pillar 1 entities (Medcel, Além da Medicina, CardioPapers and Medical Harbour), which offer residency preparation programs, specialization test preparation and other medical capabilities, were moved into the Continuing education segment. This strategic project integrated all continuing education capabilities into a single structure that will be responsible for services that address physicians education and continuous update needs from the graduation and throughout their careers, while exploring the potential synergies among those operations.

This restructuring project took place in 2024 and represents how the segments are monitored internally. Due to changes in operating segments, the segment information as of December 31, 2023 and for the years ended December 31, 2023 and 2022 has been retroactively adjusted for comparison purposes.

The tables below present assets and liabilities information for the Company’s operating segments as of December 31, 2024 and 2023:

As of December 31, 2024	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current assets	1,443,566	71,893	82,913	1,598,372	(8,588)	1,589,784
Non-current assets	6,949,619	202,425	87,711	7,239,755	-	7,239,755

Total liabilities and equity	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current liabilities	884,705	188,489	75,589	1,148,783	(8,588)	1,140,195
Non-current liabilities	3,279,846	75,619	23,296	3,378,761	-	3,378,761
Equity	4,228,634	10,210	71,739	4,310,583	-	4,310,583

Other disclosures
Investments in associate (i)	54,442	-	-	54,442	-	54,442
Capital expenditures (ii)	301,368	53,162	38,085	392,615	-	392,615
(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2023	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current assets	1,001,156	155,511	58,056	1,214,723	(11,217)	1,203,506
Non-current assets	6,102,998	181,397	96,580	6,380,975	-	6,380,975

Total liabilities and equity	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current liabilities	787,658	221,002	61,124	1,069,784	(11,217)	1,058,567
Non-current liabilities	2,783,855	73,960	25,087	2,882,902	-	2,882,902
Equity	3,532,641	41,946	68,425	3,643,012	-	3,643,012

Other disclosures
Investments in associate (i)	51,834	-	-	51,834	-	51,834
Capital expenditures (ii)	139,361	15,178	63,889	218,428	-	218,428

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

The tables below present the statements of income for the Company’s operating segments for the years ended December 31, 2024, 2023 and 2022:

December 31, 2024	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,895,692	251,636	157,001	3,304,329	-	3,304,329
Inter-segment	-	3,802	4,786	8,588	(8,588)	-
Revenue	2,895,692	255,438	161,787	3,312,917	(8,588)	3,304,329
Cost of services	(1,086,081)	(96,180)	(41,930)	(1,224,191)	8,588	(1,215,603)
Gross profit	1,809,611	159,258	119,857	2,088,726	-	2,088,726
SG&A expenses						(1,069,321)
Other expenses, net						(7,292)
Operating income						1,012,113
Finance income						111,283
Finance expenses						(458,742)
Share of income of associate						11,737
Income before income taxes						676,391
Income taxes expenses						(27,471)
Net income						648,920

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

December 31, 2023	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,511,018	227,181	137,714	2,875,913	-	2,875,913
Inter-segment	-	8,649	2,568	11,217	(11,217)	-
Revenue	2,511,018	235,830	140,282	2,887,130	(11,217)	2,875,913
Cost of services	(997,973)	(91,915)	(31,142)	(1,121,030)	11,217	(1,109,813)
Gross profit	1,513,045	143,915	109,140	1,766,100	-	1,766,100
SG&A expenses						(1,014,684)
Other income, net						15,645
Operating income						767,061
Finance income						110,642
Finance expenses						(457,616)
Share of income of associate						9,495
Income before income taxes						429,582
Income taxes expenses						(24,166)
Net income						405,416

December 31, 2022	Undergrad	Continuing Education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	2,037,889	178,186	112,982	2,329,057	-	2,329,057
Inter-segment	-	5,158	2,464	7,622	(7,622)	-
Revenue	2,037,889	183,344	115,446	2,336,679	(7,622)	2,329,057
Cost of services	(763,185)	(77,422)	(26,567)	(867,174)	7,622	(859,552)
Gross profit	1,274,704	105,922	88,879	1,469,505	-	1,469,505
SG&A expenses						(798,153)
Other expenses, net						(7,252)
Operating income						664,100
Finance income						102,042
Finance expenses						(349,893)
Share of income of associate						12,184
Income before income taxes						428,433
Income taxes expenses						(35,677)
Net income						392,756

Seasonality of operations

Undergrad tuition revenues are related to the intake process, and monthly tuition fees charged to students and do not significantly fluctuate during each semester.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; and (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments.

Medical practice solutions are comprised mainly of Afya Whitebook and Afya iClinic revenues, which do not have significant fluctuations regarding seasonality.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

4.1 Acquisition in 2024 (Unidom)

On July 1, 2024, Afya Brazil acquired 100% of the share capital of Unidom, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Unidom
Assets
Cash and cash equivalents	3,272
Trade receivables	9,368
Advances	94
Recoverable taxes	82
Other assets	854
Indemnification assets	7,185
Property and equipment	5,709
Rights-of-use assets	28,989
Intangible assets	462,042
517,595
Liabilities
Trade payables	1,732
Loans and financing	4,377
Labor and social obligations	7,368
Taxes payable	5,254
Other taxes payable (i)	28,274
Advances from customers	1,234
Lease liabilities	28,989
Provision for legal proceedings	7,246
Other liabilities	4,393
88,867
Total identifiable net assets at fair value	428,728
Goodwill arising on acquisition	192,034

Purchase consideration transferred	620,762
Cash paid	340,773
Consideration to be transferred	279,989

Analysis of cash flows on acquisition
Transaction costs of the acquisition (included in cash flows from operating activities)	1,793
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	337,501
Net of cash flow on acquisition	339,294
(i)	Refers to deferred tax liabilities arising from transactions prior to Afya’s acquisition of Unidom.

The acquisition contributed with 300 operational medical school seats to the Undergrad segment. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidom. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidom has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

The total consideration of R$620,762, net of Net Debt, is comprised of: (i) R$340,773 paid in cash on July 1, 2024; and (ii) R$279,989, considering purchase consideration adjustments, payable in up to ten annual installments, adjusted by the interbank deposit certificate ("CDI") rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical school seats. In turn, if, within the same 10-year payment period, a final and non-appealable conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due. Based on the current status of aforementioned court proceedings, as well as other court decisions in relation to medical school seats approved by MEC under legal proceedings, Management has assessed that the likelihood of payment of such consideration is probable.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

This acquisition was accounted for under IFRS 3 – Business Combinations.

Furthermore, if Unidom wins the bid processes in the Mais Médicos III Program, an additional payment of R$250 per granted seat will be made. Such medical school seats were not approved nor operating as of the date of acquisition. The probability of such payout cannot be reliably estimated and the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

Transaction costs to date amount to R$2,755, which R$1,793 were expensed in the year ended December 31, 2024 (R$962 in the year ended December 31, 2023) and are included in selling, general and administrative expenses in the consolidated statement of income.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

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

The fair value measurement of separately identified intangible assets acquired are based on income approach, determined using discounted cash flows, which include significant estimates around revenue growth projections, operating profit margins projections and discount rate. The Company engaged an independent valuation specialist to assist Management to assess the fair value of the assets acquired and liabilities assumed at the date of acquisition. The valuation techniques used were as follows:

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

From the date of acquisition, Unidom contributed R$63,643 of revenue and R$30,013 to income before income taxes of the Company in the year ended December 31, 2024. If the acquisition had taken place at the beginning of the year, revenue and income before income taxes for the year ended December 31, 2024 would have been R$3,354,571 and R$697,449, respectively.

4.2 Acquisition in 2023 (DelRey)

The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date of DelRey were:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

DelRey
Assets
Cash and cash and equivalents	7,804
Trade receivables	33,741
Inventories	139
Recoverable taxes	589
Other assets	8,563
Property and equipment	24,980
Right-of-use assets	65,408
Intangible assets	728,777
870,001
Liabilities
Trade payables	12,253
Lease liabilities	65,408
Labor and social obligations	6,252
Taxes and contributions payable	2,282
Advances from customers	38,327
Provision for legal proceedings	152
Other liabilities	4,189
128,863
Total identifiable net assets at fair value	741,138
Goodwill arising on acquisition	75,098

Purchase consideration transferred	816,236
Cash paid	575,000
Consideration to be transferred	234,000
Digital solutions (i)	7,236

Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	12,332
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	567,196
Net of cash flow on acquisition	579,528

(i)	The total consideration transferred included the obligation to offer digital solutions, especially from Medcel, Pebmed and Medical Harbour, through access (free-of-charge) to medical students of other medical schools held by the selling shareholders, not subject to this acquisition, from 2023 to 2030. This purchase consideration was measured using assumptions such as numbers of approved medical school seats, current digital solutions prices, inflation and present value discount rates. The balances of such consideration are classified as other liabilities on the statement of financial position.

On January 2, 2023, Afya Brazil acquired 100% of the share capital of DelRey. The aggregate purchase price of R$816,236 was comprised by: (i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date, and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and (ii) offer of AFYA’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers which are not part of the transaction. The fair value of this service was estimated at R$7,236 at the acquisition date. At the date of acquisition and as of December 31, 2023, there were 84 additional seats still pending approval which, if approved by MEC, would result in a potential additional payment of up to R$105,000. Given the future event that would trigger the potential payout was not under the Company’s control, the probability of such payout could not be reliably estimated and accordingly the contingent consideration was not measured at the acquisition date and as of December 31, 2023.

On July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA located in the city of Maceió, State of Alagoas, which resulted in an additional payment of R$107,627 to the former shareholders of UNIMA. With this authorization, Afya reached 220 medical school seats on this campus. The operation of these medical school seats started in the third quarter of 2024. Such additional seats were accounted for as licenses with indefinite useful life in intangible assets. See Note 11.

DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Alagoas and Pernambuco, and encompasses the operations of UNIMA and Faculdade Tiradentes Jaboatão dos Guararapes (FCM Jaboatão). The acquisition contributed 340 medical school seats to the Undergrad segment. With the acquisition, Afya further consolidates its presence in the Brazilian Northeast, entering a new State in the region.

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

The fair value measurement of separately identified intangible assets acquired are based on income approach, determined using discounted cash flows, which include significant estimates around revenue growth projections, operating profit margins projections and discount rate. The Company engaged an independent valuation specialist to assist Management to assess the fair value of the assets acquired and liabilities assumed at the date of acquisition. The valuation techniques were as follows:

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

DelRey contributed R$240,107 of revenue and R$82,147 to income before income taxes of the Company in the year ended December 31, 2023.

5	Cash and cash equivalents

	2024	2023

Cash and bank deposits	6,078	11,746
Cash equivalents	904,937	541,284
	911,015	553,030

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of December 31, 2024, the average interest on these investments is equivalent to 99.1% of the CDI rate (December 31, 2023: 100.8%). Cash equivalents denominated in U.S. dollars totaled R$21,610 as of December 31, 2024 (December 31, 2023: R$23,173).

6	Trade receivables

	2024	2023
Tuition fees	488,962	461,066
Educational content (i)	62,194	49,135
FIES	79,712	62,971
Educational credits (ii)	26,893	29,391
Mobile app subscription (iii)	24,223	29,091
Other	21,339	15,667
	703,323	647,321
(-) Allowance for expected credit losses	(71,477)	(61,398)
	631,846	585,923
Current	595,898	546,438
Non-current	35,948	39,485

(i)	Related to trade receivables from sales of e-books and medical courses through Continuing education’s platform.
(ii)	Related to the financing programs offered by the Company’s subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrollments and maintained only the agreements that were outstanding as of the acquisition date.
(iii)	Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2024 and 2023, the aging of trade receivables was as follows:

	2024	2023

Neither past due nor impaired	327,052	323,614
Past due:
1 to 30 days	97,390	73,563
31 to 90 days	126,623	109,908
91 to 180 days	91,411	85,193
More than 180 days	60,847	55,043
	703,323	647,321

The changes in the allowance for expected credit losses for the years ended December 31, 2024, 2023 and 2022, were as follows:

	2024	2023	2022

Opening balance	(61,398)	(44,046)	(45,013)
Additions	(60,894)	(74,552)	(42,708)
Write-offs	50,815	57,200	43,675
Closing balance	(71,477)	(61,398)	(44,046)

7	Related parties

The tables below summarize the balances and transactions with related parties:

	2024	2023

Assets
Trade receivables (i)	507	693
Other assets (ii)	597	285
	1,104	978
Current	1,010	792
Non-current	94	186

	2024	2023	2022

Other income (expenses)
UEPC (i)	517	465	477
EMIVE Patrulha 24 Horas Ltda. (iii)	(7)	(6)	-
	510	459	477

Leases payments (iv)
RVL Esteves Gestão Imobiliária S.A.	25,747	23,434	20,394
UNIVAÇO Patrimonial Ltda.	3,633	3,582	3,409
IESVAP Patrimonial Ltda.	5,244	5,170	4,920
	34,624	32,186	28,723

(i)	Refers to sales of educational content to UEPC.
(ii)	Refers to expenses to be reimbursed by Bertelsmann.
(iii)	Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.
(iv)	The carrying amounts of lease liabilities with related parties as of December 31, 2024 totaled R$242,703 (December 31, 2023: R$223,496).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

The Company has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer. The main lease agreements with RVL are described below:

On June 21, 2016, RVL entered into lease agreements, as amended on April 26, 2018, with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s executive offices are located. On February 9, 2019, the agreement was amended to extend the lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. This lease agreement was amended in 2024 and terminated in June 2024.

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC Araguaína the new campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC until July 2024. From August 2024, the monthly amount should be equal to the amount paid in the first semester of 2024 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the medical campus in the city of Santa Inês, State of Maranhão. The lease agreement, as amended on February 27, 2025 is for a monthly amount adjusted in accordance with the provisions of the lease agreement of (i) R$12 until December 2020; (ii) from January 2021 to December 2025, 6.5% of the monthly revenue of IPTAN during the prior semester; (iii) from January 2026, the monthly amount should be equal to the amount paid in the second semester of 2025; and (iv) as from January 2027, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years and is renewable for an additional 20 years.

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and (iii) as from January 2029, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

On May 2, 2024, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN a property for the campus in the city of São João del Rei, State of Minas Gerais. The lease agreement is for a monthly amount payable equal to R$4, adjusted annually by the inflation rate (IGP-M). The lease agreement is for a term of one year and is renewable for an additional term of three years.

On June 14, 2024, RVL entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement is for a monthly amount payable equal to R$114.5, with a grace period of 12 months. The monthly amount payable should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela de Oliveira Tavares Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO’s campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP’s campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until June 2021. From July 2021, the monthly amount should be equal to the amount paid in the first semester of 2021 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2024	2023	2022

Short-term employee benefits	21,171	16,979	13,564
Share-based compensation plans	19,884	21,380	13,116
	41,055	38,359	26,680

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social obligations, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See Note 14 for additional information on the share-based compensation plans.

8	Other assets

	2024	2023

Indemnification assets	78,701	81,855
Advances	35,140	39,890
Judicial deposits	16,938	14,187
Prepaid expenses	19,761	15,820
Other FIES credits	8,982	8,674
Dividends	1,628	1,668
Deferred tax assets	-	3,233
Other assets	11,870	12,306
	173,020	177,633
Current	57,145	60,287
Non-current	115,875	117,346

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	2024	2023

Current assets	38,122	29,004
Non-current assets	116,846	120,289
Current liabilities	(30,049)	(28,842)
Non-current liabilities	(87,388)	(91,613)
Equity	37,531	28,838
Company’s share in equity - 30%	11,259	8,651
Goodwill	43,183	43,183
Carrying amount of the investment	54,442	51,834

	2024	2023	2022

Revenue	156,984	148,042	138,584
Cost of services	(72,898)	(71,282)	(57,421)
Selling, general and administrative expenses	(37,456)	(37,205)	(34,991)
Net finance results	(4,946)	(6,123)	(4,103)
Income before income taxes	41,684	33,432	42,069
Income taxes expenses	(2,560)	(1,782)	(1,456)
Net income	39,124	31,650	40,613
Company’s share of income	11,737	9,495	12,184

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	2024	2023	2022

Opening balance	51,834	53,907	48,477
Share of income	11,737	9,495	12,184
Dividends received	(7,501)	(9,900)	(6,754)
Dividends receivable (included in Other assets)	(1,628)	(1,668)	-
Closing balance	54,442	51,834	53,907

The Company tests the recoverability of the carrying amount of goodwill at least annually. As of December 31, 2024 and 2023, no impairment had to be recognized for this goodwill.

10	Property and equipment

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the years ended December 31, 2024, 2023 and 2022.

The following table shows the balances and movements in property and equipment during the years ended December 31, 2024, 2023 and 2022.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2022	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	527	36,486	-	968	26,047	15,766	645	2,667	85,026	168,132
Business combinations	-	45	-	-	-	35	-	-	-	80
Write-off (i)	13	(8,159)	-	(933)	500	(6,992)	-	-	(78)	(15,649)
Transfer	38,884	(5,353)	-	(449)	(5,669)	6,600	6,645	(9,797)	(30,046)	815
As of December 31, 2022	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	96	20,071	-	776	17,914	21,135	985	49	57,409	118,435
Business combination	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off (i)	-	(9,411)	-	(475)	(1,443)	(7,979)	(7,788)	(286)	-	(27,382)
Transfer	1,279	1,202	-	-	(708)	327	-	108,098	(110,198)	-
As of December 31, 2023	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	1,003	29,195	-	130	21,582	25,945	1,293	2,001	55,775	136,924
Business combination	2	2,528	-	-	289	736	372	1,782	-	5,709
Write-off (i)	-	(2,071)	-	(42)	(7,050)	(1,154)	-	-	-	(10,317)
Transfer	5,129	(226)	-	-	(862)	480	-	41,182	(45,703)	-
As of December 31, 2024	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702

Depreciation
As of January 1, 2022	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(3,472)	(11,166)	-	(284)	(7,725)	(10,140)	(3,415)	(8,849)	-	(45,051)
Transfer	-	5,474	-	791	153	7,350	67	117	-	13,952
Write-off (i)	(606)	1,453	-	1	9,719	(4,125)	(5,940)	(502)	-	-
As of December 31, 2022	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(4,242)	(14,900)	-	(325)	(12,556)	(13,286)	(3,327)	(26,271)	-	(74,907)
Write-off (i)	118	6,684	-	235	2,528	8,254	7,563	90	-	25,472
Transfer	196	3	-	-	-	(3)	-	(196)	-	-
As of December 31, 2023	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(4,188)	(17,684)	-	(377)	(12,778)	(15,608)	(3,058)	(36,604)	-	(90,297)
Write-off (i)	-	1,491	-	42	4,593	1,150	-	502	-	7,778
Transfer	(95)	(74)	-	-	482	(165)	-	(148)	-	-
As of December 31, 2024	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)

Net book value
As of December 31, 2024	85,404	104,297	18,852	1,305	96,738	67,322	11,843	228,687	44,034	658,482
As of December 31, 2023	83,553	91,138	18,852	1,552	90,482	55,938	13,236	219,972	33,962	608,685

(i)	Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2022	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions	39,100	24,408	-	80	1,423	11,231	32,879	14,761	26,141	-	150,023
Write-off (i)	-	-	(22)	-	(381)	(7)	-	(9)	(28)	-	(447)
Remeasurement	(8,637)	-	-	-	-	-	-	-	-	-	(8,637)
Transfer	-	-	(2,472)	530	20,466	38,433	17,953	(35,499)	(40,226)	-	(815)
Business combinations	42,246	-	51,185	3,929	33	2,627	5,520	-	-	1,055	106,595
As of December 31, 2022	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	1,314	9,827	37,712	23,164	27,976	-	99,993
Business combination	75,098	586,263	-	142,451	63	-	-	-	-	-	803,875
Write-off (i)	-	-	-	-	(2,235)	-	-	(911)	(125)	-	(3,271)
Remeasurement	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	28,708	4,785	16	(3,058)	(30,451)	-	-
As of December 31, 2023	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions (ii)	-	157,227	-	-	1,511	17,701	14,092	30,255	34,905	-	255,691
Business combination	192,034	427,482	-	34,560	-	-	-	-	-	-	654,076
Write-off (i)	-	-	-	-	-	(162)	(117)	-	(1)	-	(280)
Transfer	-	-	-	-	23,292	6,529	(39,929)	29,673	(19,565)	-	-
As of December 31, 2024	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499

Amortization
As of January 1, 2022	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(6,426)	(70,093)	(4,943)	(9,634)	(9,436)	(5,874)	-	(79)	(106,485)
Write-off (i)	-	-	-	-	365	57	-	-	-	-	422
Transfer	-	-	-	-	-	(313)	-	313	-	-	-
As of December 31, 2022	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(11,083)	(89,584)	(8,764)	(15,668)	(21,504)	(4,778)	-	(105)	(151,486)
Write-off (i)	-	-	-	-	1,947	-	-	911	-	-	2,858
Transfer	-	-	-	-	-	-	(6)	6	-	-	-
As of December 31, 2023	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(12,506)	(82,737)	(16,457)	(18,471)	(20,086)	(22,387)	-	(106)	(172,750)
Write-off (i)	-	-	-	-	-	1	35	-	-	-	36
Transfer	-	-	-	-	(1,207)	-	9,019	(7,812)	-	-	-
As of December 31, 2024	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)

Net book value
As of December 31, 2024	1,526,733	3,360,786	143,516	228,143	54,195	47,569	59,888	83,721	27,473	765	5,532,789
As of December 31, 2023	1,334,699	2,776,077	156,022	276,320	47,056	41,971	96,874	53,992	12,134	871	4,796,016
(i)	Refers to intangible assets written-off as result of lack of expectation of future use.
(ii)	On January 24, 2024, MEC authorized the increase of 40 medical school seats of FIP Guanambi, which resulted in an additional payment of R$49,600. Additionally, on July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA, which resulted in an additional payment of R$107,627.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

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

The Company performed its annual impairment test on December 31, 2024 and 2023. There was no impairment for goodwill and licenses with indefinite useful lives for the years then ended. The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The Company determines the recoverable amount of its CGUs based on the value-in-use. Estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amounts as of December 31, 2024 and 2023 were as follows:

	Carrying amount
	Goodwill		Licenses with indefinite useful life		CGU
	2024	2023	2024	2023	2024	2023
IPTAN	17,446	17,446	57,214	57,214	122,599	125,974
IESVAP	27,956	27,956	81,366	81,366	126,195	126,996
CCSI	4,664	4,664	56,737	56,737	60,377	54,550
IESP	73,838	73,838	179,693	179,693	322,900	332,104
FADEP	49,661	49,661	70,606	70,606	141,201	148,032
FASA	58,903	58,903	144,507	144,507	341,020	322,061
IPEMED	87,647	87,647	-	-	240,323	183,862
IPEC	-	-	108,000	108,000	168,174	157,984
UniRedentor	77,662	77,662	121,477	121,477	244,123	234,054
UniSL	4,420	4,420	273,795	273,795	386,889	401,143
FESAR	71,664	71,664	141,616	141,616	246,385	244,412
FCMPB	110,483	110,483	235,018	235,018	392,862	402,140
ITPAC Garanhuns	-	-	108,000	108,000	129,458	116,162
Content & Technology for medical education (Pillar 1)	179,830	179,830	-	-	302,031	238,921
Practice Management Tools & Electronic Prescription (Pillar 3) (i)	136,583	136,583	-	-	237,841	255,919
Clinical Decision Software (Pillar 2)	87,018	87,018	-	-	134,946	147,897
Cliquefarma	6,588	6,588	-	-	16,696	18,789
UnifipMoc	87,777	87,777	239,847	190,247	412,698	361,383
Unigranrio	169,173	169,173	421,538	421,538	819,682	833,665
Glic	8,288	8,288	-	-	22,390	23,721
DelRey	75,098	75,098	693,890	586,263	929,307	854,313
Unidom	192,034	-	427,482	-	687,570	-
	1,526,733	1,334,699	3,360,786	2,776,077	6,485,667	5,584,082

(i)	For the year ended December 31, 2024, RX PRO was included in Pillar 3. As a result, the prior period was revised for comparative purposes.

The main assumptions used by the Company to determine the value in use of the CGUs were:

•	Student enrollment - refers to the number of students that are currently enrolled in each CGU. The growth of students enrolled considers maturation of operations, limited by regulatory seats approved for each CGU.
•	Tuition fees - the monthly fee charged to students. Tuition fees are consistent with Management best expectations on prices charged and considers inflation for future periods.
•	Occupancy rate - the occupancy rate of the medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
•	Regulatory capacity - the regulatory capacity is defined by the number of medical schools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.
•	Faculty - refers to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.
•	Medical practice solutions revenues - refer to mobile app subscription, clinical management system, healthcare payments, medical imaging, online courses for digital content users and marketing for pharmaceutical industry. Business assumptions include management best expectations on long term targets for digital services segment operations, including total addressable market, market share and target prices including inflation.
•	Capital expenditures - refers to investments to be made on intangible assets related to developments and platform improvements especially on the continuing education and medical practice solutions’ CGUs.
•	Discount rates - discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is between 11.66% and 13.97% in 2024 (between 12.48% and 15.48% in 2023).
•	Perpetuity growth rate - refers to growth rate considered by management on long term periods after the explicit projection period of five years. The growth rates range from 3.50% to 7.53% (3.50% to 7.80% in 2023).

Significant estimate: impact of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU as of December 31, 2024, or a decrease of 25 basis points on estimated EBITDA would not have resulted in significant impacts on the impairment testing.

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

For the years ended December 31, 2024, 2023 and 2022, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

12	Financial assets and liabilities

12.1	Financial assets

	2024	2023
At amortized cost
Trade receivables	631,846	585,923
Dividends receivable	1,628	1,668
	633,474	58,759
Current	597,526	548,106
Non-current	35,948	39,485

12.2	Financial liabilities

	2024	2023
At amortized cost
Trade payables	128,080	108,222
Loans and financing	2,195,161	1,800,775
Lease liabilities	978,336	874,569
Accounts payable to selling shareholders	215,819	530,915
	3,517,396	3,314,481
Current	690,395	642,872
Non-current	2,827,001	2,671,609

	2024	2023
At fair value
Accounts payable to selling shareholders (earn-outs)	20,067	35,952
Accounts payable to selling shareholders (Unidom)	294,886	-
	314,953	35,952
Current	32,137	35,498
Non-current	282,816	454

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2024	2023

Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.90% p.y.	2025	309,496	412,880
FINEP (b)	Brazilian real	TJLP p.y.	2027	8,209	11,193
Banco Itaú Unibanco S.A. (c)	Brazilian real	CDI + 1.75% p.y.	2024	-	21,405
Softbank (d)	Brazilian real	6.5% p.y.	2026	845,492	825,957
Debentures (e)	Brazilian real	CDI + 1.80% p.y.	2028	526,946	529,340
IFC (f)	Brazilian real	CDI + 1.20% p.y.	2030	505,018	-
				2,195,161	1,800,775
Current				363,554	179,252
Non-current				1,831,607	1,621,523

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

This agreement has financial covenants and the Company should not reduce its EBITDA by 50% or more year over year. As of December 31, 2024, the Company is compliant with all obligations set forth in this agreement.

(b) On July 23, 2019, Medcel entered into a loan of R$16,153 with Financiadora de Estudos e Projetos (FINEP), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, and additional tranches were drawdown in March and June 2023 totaling R$5,288 in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank financial guarantee.

(c) On October 28, 2020, UnifipMoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$30,000. On June 30, 2021, this agreement was amended to be adjusted by the CDI rate plus an interest rate of 1.75% per year. The loan was fully paid in three installments in July 2023, January 2024 and July 2024.

(d) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of US$0.00005 per share of Afya for US$150,000 thousands, equivalent to R$821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if the closing price of Afya’s Class A common shares is equal or above 150% of the conversion rate for at least 20 trading days during any period of 30 consecutive trading days. The Company has the right to redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, with a 5% premium, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all or any of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof, with a 5% premium (at the Company’s election, subject to certain conditions) to be determined in the certificate of designations. The 5% premium is deemed as part of the effective interest rate and recognized on a pro-rata basis to date of the five-year anniversary of the original issuance date. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designations.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and not subject to foreign currency changes.

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

(e) On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1, totaling an aggregate amount of R$500,000, in a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (CVM) Rule No. 476. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate (the average of interbank overnight rates in Brazil, based on 252 business days) plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain net debt (excluding Softbank transaction and lease liabilities) to adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until maturity date. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2024, the Company is compliant with all obligations set forth in this financing.

The transaction costs that are directly attributable to the issuance of debentures were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$3,115, including legal counsels and advisors.

(f) On August 7, 2024, Afya Brazil entered into a loan agreement with International Finance Corporation ("IFC") to support its expansion program, through acquisitions. The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to Brazil’s Ministry of Education criteria (“Sustainability KPIs”). According to the financing terms, IFC will loan up to R$500,000, which shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate is the Brazilian CDI rate plus 1.20%, and it may be reduced by 15 bps if the Sustainability KPIs are achieved.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain, as of the last day of each quarter of each financial year, net debt (excluding Softbank transaction and lease liabilities) to Adjusted EBITDA ratio below or equal to 3.0 x, at the end of each fiscal year, until the maturity date. Adjusted EBITDA considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses. As of December 31, 2024, the Company is compliant with all obligations set forth in this financing.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2024, 2023 and 2022 and the movements during the years are shown below:

	Right-of-use assets			Lease liabilities
	2024	2023	2022	2024	2023	2022

Opening balance	767,609	690,073	663,686	874,569	769,525	714,085
Additions	37,671	7,328	42,250	37,671	7,328	42,250
Remeasurement	80,226	70,387	58,623	80,226	70,387	58,623
Business combinations	28,989	65,408	-	28,989	65,408	-
Depreciation expense	(70,294)	(63,118)	(54,684)	-	-	-
Interest expense	-	-	-	111,966	100,849	88,571
Payments of principal (i)	-	-	-	(41,221)	(31,473)	(28,511)
Payments of interest (i)	-	-	-	(111,605)	(103,911)	(85,001)
Write-off (ii)	(1,982)	(2,469)	(19,802)	(2,259)	(3,544)	(20,492)
Closing balance	842,219	767,609	690,073	978,336	874,569	769,525

Balances:	2024	2023	2022	2024	2023	2022
Current	-	-	-	45,580	36,898	32,459
Non-current	842,219	767,609	690,073	932,756	837,671	737,066

(i)	Payments of principal and interest from lease liabilities are included in cash flows from financing activities.
(ii)	Refers to early termination of real estate lease contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$11,207 for the year ended December 31, 2024 (R$10,871 and R$12,153 for the years ended December 31, 2023 and 2022, respectively).

12.2.3	Accounts payable to selling shareholders

	Interest rate	2024	2023
Accounts payable at amortized cost
IPEMED (a)	CDI	-	12,805
UniRedentor (b)	CDI	-	27,155
UniSL (c)	CDI	-	15,064
FCMPB (d)	CDI	-	63,168
Unigranrio (e)	CDI	90,543	156,235
DelRey (f)	Selic	125,276	256,488
Accounts payable at fair value
Medical Harbour (earn-out) (g)	-	-	3,000
Shosp (earn-out) (h)	-	454	454
Além da Medicina (earn-out) (i)	-	9,600	18,325
CardioPapers (earn-out) (j)	-	10,013	14,173
Unidom (k)	CDI	294,886	-
		530,772	566,867
Current		185,318	353,998
Non-current		345,454	212,869

	2024	2023	2022

Opening balance	566,867	528,678	679,826
Additions - Consideration to be transferred on business combinations	279,989	234,000	27,921
Acquisition of licenses	-	-	24,408
Payments of principal (i)	(290,067)	(225,460)	(236,760)
Payments of interest (i)	(78,931)	(55,989)	(24,428)
Interest	37,276	85,069	68,064
Reversals	-	-	(10,353)
Remeasurement of earn-outs	15,638	2,556	-
Other	-	(1,987)	-
Closing balance	530,772	566,867	528,678
(i)	Payments of principal and interest from acquisition of subsidiaries are included in cash flows from investing activities.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(a) On May 9, 2019, Afya Brazil acquired 100% of IPEMED. The consideration of R$45,303 was paid in five equal installments of R$9,061, adjusted by the CDI rate, in February 2020, 2021, 2022, 2023 and 2024.

(b) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor. The consideration of R$100,000 was paid in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(c) On May 5, 2020, Afya Brazil acquired 100% of UniSL. The consideration of R$60,456 was paid in three equal installments, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

(d) On November 9, 2020, Afya Brazil acquired 100% of FCMPB. The consideration of R$188,894 was paid in four installments through November 2024, adjusted by the CDI rate.

(e) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price was R$618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

(f) On January 2, 2023, Afya Brazil acquired 100% of DelRey. The consideration of R$234,000 is payable in cash in three annual installments of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate.

(g) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour. The earn-out of R$9,000 related to product development goals for 2021 and 2022 and revenue achievements for 2023 was paid in 2024.

(h) On May 13, 2021, Afya Brazil acquired 100% of Shosp which included an earn-out of R$513 paid in August 2023 related to product development and R$454 will be paid until 2026.

(i) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The purchase consideration was adjusted by R$763 in favor of the selling shareholders. The contingent consideration of R$9,600 is based on the estimated payment considering the facts and circumstances as of December 31, 2024.

(j) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The purchase consideration was adjusted by R$333 in favor of Afya. The contingent consideration of R$10,013 is based on the estimated payment considering the facts and circumstances as of December 31, 2024.

(k) On July 1, 2024, Afya Brazil acquired 100% of Unidom. The consideration of R$279,989 is payable in up to ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The contingent consideration is based on the estimated payment considering the facts and circumstances as of December 31, 2024. See Note 4.1.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated
12.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2024		2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,195,161	2,196,152	1,800,775	1,795,752
	2,195,161	2,196,152	1,800,775	1,795,752

The Company assessed that the fair values of trade receivables, other assets, trade payables, accounts payable to selling shareholders and other liabilities approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy during the years ended December 31, 2024 and 2023.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period.

As of December 31, 2024, it is probable that the targets that trigger the contingent considerations payments recognized will be met, including those related to the maintenance and expected approval of the 175 medical school seats of Unidom, considering current stage and development of court proceedings regarding such medical school seats. The fair value of the contingent consideration determined at December 31, 2024 reflects the development, among other factors and the remeasurements charge have been recognized through profit or loss. The own non-performance risk at December 31, 2024 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s main financial assets include trade receivables and cash and cash equivalents.

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

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of December 31, 2024.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	2024	Index	Base rate

Cash equivalents	883,327	CDI	106,358
Loans and financing	(1,341,460)	CDI	(184,413)
Loans and financing	(8,209)	TJLP	(610)
Accounts payable to selling shareholders	(385,429)	CDI	(46,766)
Accounts payable to selling shareholders	(125,276)	Selic	(15,221)
Net exposure			(140,652)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(7,324)	(14,648)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$21,610 as of December 31, 2024 (December 31, 2023: R$23,173).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$6.1917 to U.S. dollar 1.00) as of December 31, 2024, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	21,610	2,161	(2,161)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the statements of financial position on December 31, 2024 and 2023.

12.4.3	Liquidity risk

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

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	128,080	-	-	-	128,080
Loans and financing	526,659	1,494,287	617,818	75,526	2,714,290
Lease liabilities	158,746	303,211	293,178	1,360,107	2,115,242
Accounts payable to selling shareholders	205,322	150,565	99,100	373,498	828,485
	1,018,807	1,948,063	1,010,096	1,809,131	5,786,097

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	108,222	-	-	-	108,222
Loans and financing	298,981	1,383,255	568,326	-	2,250,562
Lease liabilities	137,735	268,724	255,456	1,261,213	1,923,128
Accounts payable to selling shareholders	387,693	231,478	-	-	619,171
	932,631	1,883,457	823,782	1,261,213	4,901,083

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2024

Loans and financing (i)	1,800,775	(128,696)	(177,192)	491,593	201,472	4,377	2,832	2,195,161
Lease liabilities (i)	874,569	(41,221)	(111,605)	117,897	111,966	28,989	(2,259)	978,336
Dividends payable	-	(18,289)	-	18,289	-	-	-	-
	2,675,344	(188,206)	(288,797)	627,779	313,438	33,366	573	3,173,497

	January 1, 2023	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2023

Loans and financing (i)	1,882,901	(112,630)	(175,889)	5,288	197,678	-	3,427	1,800,775
Lease liabilities (i)	769,525	(31,473)	(103,911)	77,715	100,849	65,408	(3,544)	874,569
Dividends payable	-	(18,750)	-	18,750	-	-	-	-
	2,652,426	(162,853)	(279,800)	101,753	298,527	65,408	(117)	2,675,344

	January 1, 2022	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combinations	Other	December 31, 2022

Loans and financing (i)	1,374,876	(1,791)	(116,587)	496,885	127,559	-	1,959	1,882,901
Lease liabilities (i)	714,085	(28,511)	(85,001)	100,873	88,571	-	(20,492)	769,525
Dividends payable	-	(19,736)	-	19,736	-	-	-	-
	2,088,961	(50,038)	(201,588)	617,494	216,130	-	(18,533)	2,652,426

(i)	Payments of principal and interest from loans and financing and lease liabilities are included in cash flows from financing activities.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants under the debentures and other loans and financing, including net debt ratio to adjusted EBITDA. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial covenants of any loans and financing in the current and previous years.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2024.

14	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$35,857, R$22,185 and R$24,248 are recognized in cost of services and selling, general and administrative expenses in the statements of income for the years ended December 31, 2024, 2023 and 2022, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the exercise price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

On July 31, 2023, the People and ESG Committee approved a change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with exercise price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs), resulting in a weighted average conversion ratio of 0.12 RSUs per stock option, with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remained the same as the original plan.

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

During the years ended December 31, 2024, 2023 and 2022 the Company had the following grants of stock options to its executives:

	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023	September 2022	July 2022	May 2022

Amount	113,900	232,000	37,000	153,000	30,000	15,000	8,772	1,156,147	70,000
Exercise price at the measurement date	R$73.75	R$60	R$59	R$59	R$57	R$56	R$52	R$52	R$70
Dividend yield (%)	0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	32-45%	34-56%	44-56%	47-56%	48-55%	46-56%	48-58%	48-59%	48-60%
Risk-free interest rate (%)	11-13%	10-11%	11-12%	10-12%	11-13%	13%	12%	13-15%	12-13%
Expected life of stock options (years)	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5
Share price at the measurement date	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69	R$72.59	R$48.24	R$55.54
Valuation model	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$39.71	R$54.25	R$38.67	R$37.04	R$32.04	R$29.54	R$34.86	R$17.98	R$19.13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the number and movements in stock options for the years ended December 31, 2024, 2023 and 2022:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		2024	2023	2022
Outstanding at January 1	64.33	1,696,064	3,729,287	3,086,728
Granted	73.95	113,900	467,000	1,234,919
Exercised	62.70	(147,955)	(164,214)	-
Stock options exchanged to RSUs	-	-	(1,751,599)	-
Forfeited	102.74	(16,182)	(333,111)	(365,749)
Expired	62.82	(35,148)	(251,299)	(226,611)
Outstanding at December 31	67.31	1,610,679	1,696,064	3,729,287
Exercisable	77.10	427,202	242,235	1,133,774

The share-based compensation expense recognized in selling, general and administrative expenses in the statements of income for the year ended December 31, 2024 was R$17,394 (R$20,850 and R$27,242 in 2023 and 2022, respectively).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units (RSU) program for its employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the years ended December 31, 2024, 2023 and 2022 the Company had the following grants of RSUs to its executives:

	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023	September 2022	July 2022

Amount	44,500	76,600	63,000	153,490	16,000	8,000	4,678	442,546
Weighted average fair value at the measurement date	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69	R$72.59	R$48.24
Vesting period (years)	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5

The table below presents the number and movements in restricted shares for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022

Outstanding at January 1	854,431	447,224	-
Granted	44,500	317,090	447,224
Stock options exchanged to RSUs	-	215,797	-
Exercised	(222,910)	(99,576)	-
Forfeited	(19,387)	(26,104)	-
Outstanding at December 31	656,634	854,431	447,224

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income for the years ended December 31, 2024, 2023 and 2022 were R$15,030, R$10,685 and R$4,032, respectively. Labor and social obligations expenses were R$8,988, R$7,177 and R$2,167 for the years ended December 31, 2024, 2023 and 2022, respectively.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

15	Equity

Share capital

As of December 31, 2024 and 2023, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares as of December 31, 2024 and 2023. As of December 31, 2024 and 2023, the Company’s authorized capital was US$50 thousand.

Dividends

In the year ended December 31, 2024, CCSI and IESVAP approved the payment of dividends of R$79,701, which R$61,412 was distributed to the Company and R$18,289 to non-controlling shareholders (December 31 2023: R$65,539, which R$46,788 was distributed to the Company and R$18,750 to non-controlling shareholders and December 31, 2022: R$66,828, which R$47,092 was distributed to the Company and R$19,736 to non-controlling shareholders).

Share repurchase program

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. During the year ended December 31, 2023, the Company’s cash outflow was R$12,369.

On January 27, 2022, the Company’s board of directors approved a share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions. The Company completed the acquisition of the approved shares repurchase under this buy-back program. During the year ended December 31, 2022, the Company’s cash outflow was R$152,317.

The following table illustrates the number and movements in treasury shares during the years ended December 31, 2024, 2023 and 2022:

	Number of treasury shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	2,131,358	71.46
Outstanding at December 31, 2022	3,786,285	80.54
Repurchased	216,339	57.17
Delivered under the share-based compensation plans	(229,146)	79.28
Outstanding at December 31, 2023	3,773,478	79.28
Delivered under the share-based compensation plans	(317,940)	79.28
Outstanding at December 31, 2024	3,455,538	79.28

16	Earnings per share (“EPS”)

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

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock options and RSU plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are antidilutive in the years ended December 31, 2024, 2023 and 2022 and are not included on the diluted earnings per share.

The table below presents the basic and diluted earnings per share calculations:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	2024	2023	2022
Numerator
Net income attributable to equity holders of the parent	631,510	386,324	373,569
Denominator
Weighted average number of outstanding shares	90,122,429	89,830,351	90,335,037
Effects of dilution from stock options and restricted share units	1,032,207	706,492	329,085
Weighted average number of outstanding shares adjusted for the effect of dilution	91,154,636	90,536,843	90,664,122

Basic earnings per share (R$)	7.01	4.30	4.14
Diluted earnings per share (R$)	6.93	4.27	4.12

17	Revenue

	2024	2023	2022
Tuition fees	4,052,379	3,505,250	2,827,567
Other	305,527	263,937	213,040
Deductions
Discount and scholarships	(310,204)	(240,314)	(241,404)
Early payment discounts	(205,107)	(195,054)	(92,234)
Returns	(25,312)	(27,743)	(45,402)
Taxes	(170,628)	(142,825)	(107,004)
PROUNI	(342,326)	(287,338)	(225,506)
	3,304,329	2,875,913	2,329,057
Timing of revenue recognition
Tuition, digital content and app subscription fees - Transferred over time	3,242,035	2,821,251	2,273,578
Other - Transferred at a point in time	62,294	54,662	55,479

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the Social Integration Program tax (Programa de Integração Social, or PIS) and the Social Contribution on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the statements of income for the Company’s operating segments for the years ended December 31, 2024, 2023 and 2022. Due to changes in operating segments, the segment information for the years ended December 31, 2023 and 2022 have been retroactively adjusted for comparison purposes. See Note 3.

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2024

Types of services or goods	2,895,692	255,438	161,787	(8,588)	3,304,329
Tuition fees	2,877,731	122,391	-	-	3,000,122
Other	17,961	133,047	161,787	(8,588)	304,207

Timing of revenue recognition	2,895,692	255,438	161,787	(8,588)	3,304,329
Transferred over time	2,877,731	218,573	154,319	(8,588)	3,242,035
Transferred at a point in time	17,961	36,865	7,468	-	62,294

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2023

Types of services or goods	2,511,018	235,830	140,282	(11,217)	2,875,913
Tuition fees	2,494,121	146,477	-	-	2,640,598
Other	16,897	89,353	140,282	(11,217)	235,315

Timing of revenue recognition	2,511,018	235,830	140,282	(11,217)	2,875,913
Transferred over time	2,494,121	206,098	132,249	(11,217)	2,821,251
Transferred at a point in time	16,897	29,732	8,033	-	54,662

Revenue by segment	Undergrad	Continuing Education	Medical practice solutions	Elimination (inter-segment transactions)	2022

Types of services or goods	2,037,889	183,344	115,446	(7,622)	2,329,057
Tuition fees	2,023,128	108,648	-	-	2,131,776
Other	14,761	74,696	115,446	(7,622)	197,281

Timing of revenue recognition	2,037,889	183,344	115,446	(7,622)	2,329,057
Transferred over time	2,024,373	145,799	108,946	(5,540)	2,273,578
Transferred at a point in time	13,516	37,545	6,500	(2,082)	55,479

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

18	Costs and expenses by nature

	2024	2023	2022

Payroll	(1,127,533)	(1,085,144)	(880,664)
Hospital and medical agreements	(94,583)	(86,151)	(66,065)
Depreciation and amortization	(333,341)	(289,511)	(206,220)
Lease expenses	(11,207)	(10,871)	(12,153)
Utilities	(22,730)	(20,403)	(17,682)
Maintenance	(127,777)	(105,919)	(76,475)
Share-based compensation	(32,424)	(31,535)	(31,274)
Tax expenses	(12,105)	(14,447)	(10,518)
Pedagogical services	(109,133)	(64,081)	(48,084)
Sales and marketing	(85,469)	(74,140)	(48,217)
Allowance for expected credit losses	(60,894)	(74,552)	(42,708)
Travel expenses	(20,345)	(16,098)	(14,003)
Consulting fees	(46,022)	(62,630)	(35,326)
Other	(201,361)	(189,015)	(168,316)
	(2,284,924)	(2,124,497)	(1,657,705)
Cost of services	(1,215,603)	(1,109,813)	(859,552)
Selling, general and administrative expenses	(1,069,321)	(1,014,684)	(798,153)
	(2,284,924)	(2,124,497)	(1,657,705)

19	Finance result

	2024	2023	2022

Income from financial investments	59,381	73,672	67,810
Interest received	43,417	33,450	27,197
Other	8,485	3,520	7,035
Finance income	111,283	110,642	102,042

Interest expense	(254,386)	(285,447)	(200,081)
Interest expense on lease liabilities	(111,966)	(100,849)	(88,571)
Financial discounts	(33,240)	(30,891)	(24,092)
Bank fees	(4,436)	(7,163)	(8,623)
Taxes on financial transactions (IOF)	(975)	(1,947)	(178)
Other	(53,739)	(31,319)	(28,348)
Finance expenses	(458,742)	(457,616)	(349,893)

Net finance result	(347,459)	(346,974)	(247,851)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The table below presents the reconciliation of income tax expense for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022

Income before income taxes	676,391	429,582	428,433
Statutory income taxes rate	34%	34%	34%
Income taxes at statutory rate	(229,973)	(146,058)	(145,667)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(37,007)	(32,274)	(32,859)
PROUNI - Fiscal incentive (i)	379,747	309,952	270,062
Unrecognized deferred taxes	(130,074)	(154,062)	(117,377)
Recognized deferred taxes	-	3,233	-
Presumed profit income tax regime effect (ii)	338	(8,787)	(1,549)
Permanent adjustments	(13,453)	(4,687)	(12,226)
Other	2,951	8,517	3,939
Income taxes expense	(27,471)	(24,166)	(35,677)
Current	(24,238)	(27,399)	(35,677)
Deferred	(3,233)	3,233	-
Effective rate	4.10%	5.62%	8.33%

(i)	The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.
(ii)	Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of December 31, 2024, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,266,126 of tax-basis (December 31, 2023: R$1,211,909) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2022	25,490	22,928	99,869	148,287
Additions	2,300	7,911	63,698	73,909
Reversals	(5,306)	(6,175)	(14,861)	(26,342)
Balances as of December 31, 2022	22,484	24,664	148,706	195,854
Business combination	64	88	-	152
Additions	3,424	5,875	9,037	18,336
Reversals	(3,251)	(9,327)	(97,403)	(109,981)
Balances as of December 31, 2023	22,721	21,300	60,340	104,361
Business combination	721	481	6,044	7,246
Additions	22,744	10,006	26,119	58,869
Reversals	(14,731)	(6,647)	(35,577)	(56,955)
Balances as of December 31, 2024	31,455	25,140	56,926	113,521

The major labor proceedings to which the Company is a party were filed by former employees or outsourced service providers seeking enforcement of labor rights allegedly not provided by the Company. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by the Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2024	2023

Labor	38,097	32,683
Civil	50,667	51,319
Taxes	17,498	5,669
	106,262	89,671

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other non-current assets in the amount of R$16,938 as of December 31, 2024 (December 31, 2023: R$14,187).

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

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$78,701 (December 31, 2023: R$81,855) is presented in non-current other assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

22	Non-cash transactions

During the years ended December 31, 2024, 2023 and 2022, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	2024	2023	2022

Additions and remeasurements of right-of-use assets and lease liabilities	117,897	77,715	100,873
Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	-	2,556	-
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(3,154)	20,000	48,333
Additions to intangibles and goodwill through accounts payable to selling shareholders. See Note 4.1.	279,989	234,000	52,329

23	Subsequent event

Dividend distribution

On March 12, 2025, the Company’s Board of Directors approved the first dividend distribution in the amount of R$129.8 million, representing 20% of the Company’s consolidated net income for the year ended December 31, 2024 and a dividend per share of R$1.348923, payable in U.S. dollars on April 4, 2025, to the shareholders on record as of the close of business on March 26, 2025. The payment will be made at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2025.

*****

