Form 20-F
period 2025-12-31
Afya Ltd
filed 2026-03-31
CIK 1771007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from to .

Commission file number: 001-38992

AFYA LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Rua Paraiba, No. 330, 17th floor
Funcionários, Belo Horizonte

Minas Gerais — MG, Brazil
(Address of principal executive offices)

Virgilio Deloy Capobianco Gibbon
Chief Executive Officer
Tel.: +55 (31) 3515-7550 Email: ir@afya.com.br
Rua Paraiba, No. 330, 17th floor
Funcionários, Belo Horizonte, Minas Gerais
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

The number of outstanding shares as of December 31, 2025 was 55,148,697 Class A common shares (including 3,855,150 Class A common shares held in treasury) and 38,574,134 Class B common shares.

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

Yes ☐ No ☒

i

ii

PART I
INTRODUCTION

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Afya” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Afya Limited, together with its subsidiaries; all references in this annual report to “Afya Brazil” refer to Afya Participações S.A.; all references in this annual report to “Medcel” refer to Medcel Editora e Eventos S.A. (merged by Afya Brazil in 2024); and all references in this annual report to “IPTAN” refer to IPTAN—Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A., “IESVAP” refer to Instituto de Educação Superior do Vale do Parnaíba S.A., “CCSI” refer to Centro de Ciências em Saúde de Itajubá S.A., “IESP” refer to Instituto de Ensino Superior do Piauí S.A., “FADEP” refer to FADEP—Faculdade Educacional de Pato Branco Ltda., “FASA” refer to Instituto Educacional Santo Agostinho S.A., “IPEMED” refer to Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (merged by Afya Brazil in 2024), “IPEC” refer to Instituto Paraense de Educação e Cultura Ltda., “UniRedentor” refer to Sociedade Universitária Redentor S.A., “UniSL” refer to Centro Universitário São Lucas Ltda., “PEBMED” refer to PEBMED Instituição de Pesquisa Médica e Serviços Tecnológicos da Área da Saúde S.A. (merged by Afya Brazil in 2024), “FESAR” refer to Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A., “MedPhone” refer to MedPhone Tecnologia em Saúde Ltda. (merged by Afya Brazil in 2022), “FCMPB” refer to Centro Superior de Ciências da Saúde Ltda., “UnifipMoc” refer to Sociedade Padrão de Educação Superior Ltda., “iClinic” refer to iClinic Desenvolvimento de Software S.A. (merged by Afya Brazil in 2025), “Medicinae” refer to Medicinae Solutions S.A. (merged by Afya Brazil in 2025), “Medical Harbour” refer to Medical Harbour Aparelhos Médico-Hospitalares e Serviços em Tecnologia Ltda., “Cliquefarma” refer to Cliquefarma Drogarias Online Ltda. (merged by Afya Brazil in 2025), “Shosp” refer to Shosp Tecnologia da Informação Ltda. (merged by Afya Brazil in 2025), “Unigranrio” refer to Companhia Nilza Cordeiro Herdy de Educação e Cultura, “RX PRO” refer to RX PRO Soluções de Tecnologia Ltda. (merged by Afya Brazil in 2025), “Garanhuns” refer to Faculdade ITPAC Garanhuns - Instituto Tocantinense Presidente Antonio Carlos Ltda., “Além da Medicina” refer to BMV Atividades Médicas Ltda. (merged by Afya Brazil in 2024), “CardioPapers” refer to Cardiopapers Soluções Digitais Ltda. (merged by Afya Brazil in 2024), “Glic” refer to Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (merged by Afya Brazil in 2025), “DelRey” refer to Sociedade Educacional e Cultural Sergipe DelRey Ltda., “UNIVAÇO” refer União Educacional do Vale do Aço S.A., “ITPAC Araguaína” refer to ITPAC - Instituto Tocantinense Presidente Antônio Carlos S.A., “ITPAC Porto” refer to ITPAC Porto - Instituto Tocantinense Presidente Antônio Carlos Porto S.A., “UEPC” refer to União Educacional do Planalto Central S.A., “Unidom” refer to Unidom Participações S.A. (merged by Afya Brazil in 2025), “IBES” refer to Instituição Baiana de Ensino Superior Ltda., “Sessa” refer to SESSA — Sociedade de Educação Superior do Semi-Árido Ltda., and “FUNIC” refer to Faculdade Masterclass Ltda.

The term “Esteves Family” refers to Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, NRE Capital Ventures Ltd. and NRE B Ventures Ltd., collectively, our former controlling shareholders. The term “Bertelsmann” refers to Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH, collectively, our current controlling shareholder.

The term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil, and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

Financial Information

Afya is a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies and was incorporated on March 22, 2019.

The consolidated financial information of Afya contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025, together with the notes thereto. All references herein to “our consolidated financial statements” are to Afya’s audited consolidated financial statements included elsewhere in this annual report.

Afya is a holding company, and as such, the primary source of revenue derives from its interest in its operational companies in Brazil. Afya’s functional currency as well as that of its subsidiaries is the Brazilian real. We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Our fiscal year ends on December 31 of each year, so all references to a particular fiscal year are to the applicable year ended December 31.

Convenience Translation

The reporting currency for our consolidated financial statements is the Brazilian real and, solely for the convenience of the reader, we have provided convenience translations into U.S. dollars using the selling exchange rates published by the Central Bank on its website. Unless otherwise indicated, convenience translations from reais into U.S. dollars in this annual report use the Central Bank offer exchange rate published on December 31, 2025, which was R$5.5024 per US$1.00. No representation is made that the Brazilian reais amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate.

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

Forward-Looking Statements

This annual report on Form 20-F contains information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act, that are not based on historical facts and are not assurances of future results. The forward-looking statements contained in this annual report, which address our expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” “potential” and similar expressions. We have made forward-looking statements that address, among other things, our current expectations, plans, forecasts, projections and strategies about future events and financial trends that affect, or may affect, our business, industry, market share, reputation, financial condition, results of operations, margins, cash flow and/or the market price of our common shares, all of which are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	our ability to implement our business strategy;
•	changes in government regulations and legislation applicable to the education industry in Brazil, both in the traditional and distance learning segments, including tax regulations and/or legislation;
•	government interventions, including changes in, or termination of, education industry programs such as the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior), or FIES, and/or the University for All Program (Programa Universidade para Todos), or PROUNI, both in the traditional and distance learning segments, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions;
•	changes in the financial condition of the students enrolling in our institutions in general and in the competitive conditions in the education industry, both in the traditional and distance learning segments, or changes in the financial condition of our institutions;
•	our ability to adapt to technological changes in the educational sector, including in relation to distance learning programs;
•	the availability of government authorizations on terms and conditions and within periods acceptable to us;
•	developments with respect to actual or potential epidemics, pandemics, outbreaks or other public health crises in Brazil and globally;
•	our ability to continue attracting and retaining new students;
•	our ability to maintain the academic quality of our programs;
•	our ability to compete and conduct our business in the future;
•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;
•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•	the availability of qualified personnel and the ability to retain such personnel;
•	our capitalization and level of indebtedness;
•	the interests of our controlling shareholder;
•	a decline in the number of students enrolled in our programs or the amount of tuition we can charge;

•	changes in labor, distribution and other operating costs;
•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
•	general economic, financial, political, demographic and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, the impact of the Brazilian presidential elections to be held in October 2026, as well as any other countries we may serve in the future and their impact on our business;
•	the effects of the ongoing conflicts in Europe and the Middle East and related disruptions on the general economic and business conditions in Brazil, Latin America and globally;
•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
•	other factors that may affect our financial condition, liquidity and results of operations;
•	the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; and
•	the other factors discussed under the section “Risk Factors” in this annual report on Form 20-F.

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

Certain Risks Relating to Our Business and Industry

•	We face significant competition in the provision of our educational services. If our competition increases or if we fail to compete efficiently, we may lose market share, and our profitability may be adversely affected. We compete with various public and private post-secondary education institutions, including distance learning institutions and remote locations. If our competition increases due to lighter regulatory constraints or otherwise, or if we fail to compete effectively, our business, results of operations and financial condition could be materially affected.
•	Changes to the rules, judicial interpretations, administrative decisions or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.
•	If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected. We may be disqualified from the PROUNI program and lose our tax exemptions if we do not comply with certain requirements.
•	An increase in delays and/or defaults in the payment of tuition fees or license subscription fees of medical practice solutions may adversely affect our income and cash flows.
•	We may face challenges in identifying and acquiring new medical higher education institutions, which could hinder our strategic and financial goals. Additionally, difficulties in effectively integrating and managing an increasing number of acquisitions may adversely affect our strategic objectives. We aim to expand our operations by acquiring medical higher education institutions and health tech companies, including potentially significant and strategically relevant acquisitions. However, we cannot guarantee the identification or acquisition of suitable medical education institutions on favorable terms or at all. Additionally, integrating acquired companies may present challenges, such as managing a larger, geographically dispersed workforce, implementing uniform controls, procedures, and policies, and incurring high or unexpected integration costs.
•	We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing on favorable terms to complete any potential acquisition and implement our expansion plans, our growth strategy may be materially and adversely affected. If adequate funds are unavailable or are not available on acceptable terms, we may be unable to fund our expansion, capitalize on acquisition opportunities, develop or enhance our product and service portfolio, or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.
•	Our revenues are highly concentrated in the tuition fees we charge for our medical courses. Any adverse economic, market or regulatory factors affecting such medical courses could decrease demand, which could materially adversely affect us. Economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services.

Certain Risks Relating to Brazil

•	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved increases or decreases in interest rates, changes in fiscal policies, wage and price controls, currency devaluations, capital controls, import and export restrictions, among others. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or the Brazilian presidential elections scheduled for October 2026 or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil.

•	Economic uncertainty and political instability in Brazil may harm our business and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
•	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy.
•	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.

Certain Risks Relating to Our Class A Common Shares

•	An active trading market for our Class A common shares may not be sustainable. If an active trading market is not maintained, investors may not be able to resell their shares and our ability to raise capital in the future may be impaired. Although our Class A common shares are listed and being traded on the Nasdaq Global Select Market, an active trading market for our shares may not be maintained. The stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected.
•	The concentration of ownership and voting power in Bertelsmann, our controlling shareholder, limits your ability to influence corporate matters. Bertelsmann, our controlling shareholder, owns 88.3% of our outstanding Class B common shares as of the date of this annual report, which, together with its ownership of 51.8% of our outstanding Class A common shares, represent approximately 64.7% of our outstanding share capital and 84.0% of the voting power of our outstanding share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. So long as Bertelsmann and the Esteves Family continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control the outcome of all decisions at our shareholders’ meetings.
•	Class A common shares eligible for future sale may cause the market price of our Class A common shares to drop significantly. The market price of our Class A common shares may decline as a result of sales of a large number of our Class A common shares in the market (including Class A common shares issuable upon conversion of Class B common shares) or the perception that these sales may occur, including by our controlling shareholder.
•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences. Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2025. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year.

Certain Risks Relating to Our Business and Industry

We face significant competition in the provision of our educational services. If our competition increases or if we fail to compete efficiently, we may lose market share, and our profitability may be adversely affected.

We compete with various public and private post-secondary education institutions, including distance learning institutions, and we expect existing competitors and new entrants to revise and improve their business models constantly in response to challenges from competing businesses, including ours. Our competitors may offer programs or courses similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, have more conveniently located campuses with better infrastructure, introduce new or improved delivery of online education and technology-enabled services that we cannot match or exceed in a timely or cost-effective manner, or charge lower tuition. In any of these cases, our ability to grow our revenue and achieve profitability could be compromised.

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

For our Undergraduate segment, the expansion of medicine courses in Brazil is subject to restrictive requirements under the Mais Médicos program. Among the criteria considered in the authorization process, two relevant aspects are (i) the social need of these new openings in a specified medical region, and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization, particularly with respect to the availability of public hospital beds within Brazil’s Unified Health System (Sistema Único de Saúde, or SUS) for medical practice scenarios. MEC has, from time to time, restricted, suspended and revised the authorization of new medical education courses, and the regulatory framework governing the opening of new medical courses has also been subject to constitutional review before the Brazilian Supreme Court, underscoring the evolving and uncertain nature of the applicable regulatory framework.

Although the Brazilian Supreme Court has upheld the core requirements of the Mais Médicos program, certain market participants have challenged these restrictions before Brazilian courts and have sought court orders compelling MEC to receive and administratively review applications for new medical courses and increases in medical school seats. Such applications continue to be considered within a regulatory framework that remains subject to administrative discretion, judicial interpretation and future regulatory change.

In addition, notwithstanding the restrictive federal regulatory framework applicable to the authorization of new medical programs and the expansion of student seats, certain municipal higher education institutions have, in practice, created and expanded medical courses outside of this framework. In particular, some municipal institutions have offered medical programs without complying with the authorization procedures of MEC, including the federal public call process required under applicable law, and have unilaterally determined the number of seats offered. In certain cases, these institutions have also expanded their operations beyond the territorial limits of their founding municipalities and have charged tuition fees, effectively operating in a manner similar to private institutions while remaining subject to a different regulatory regime. This practice has been challenged in Brazilian courts on the grounds that it may undermine the coordinated federal system for medical education and the allocation of healthcare resources under SUS, as well as create competitive distortions in relation to private institutions subject to federal oversight. As a result, these dynamics may allow certain market participants to expand more rapidly or at lower regulatory cost than institutions subject to the federal framework, potentially placing us at a competitive disadvantage in affected regions and segments.

Additionally, with the publication on September 26, 2025 of MEC Notice No. 15/2025 (“Notice 15/2025”), which amended MEC Notice No. 5/2024 and is aimed at the accreditation of higher education institutions maintained by hospital units, hospitals and community based higher education institutions became eligible to apply for accreditation to open medical degree programs under more flexible criteria than those traditionally applicable to private educational institutions, including with respect to medical residency requirements and minimum public health system bed ratios per student seat.

This judicial or regulatory flexibility may result in competitive disparities and give rise to legal challenges based on unequal regulatory treatment in the authorization process for new medical degree programs. While most private institutions remain subject to stringent requirements, hospitals and community-based institutions are subject to more lenient criteria, which may facilitate their entry into and accelerated expansion within the educational market.

As a result, we may face increased competitive pressure, which could directly affect our ability to attract students, maintain operating margins, and sustain our competitive position in the sector. We cannot assure you that we will be able to compete successfully against our current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected. Given that a substantial portion of our revenues derives from tuition fees of medical education programs, increased competition in these programs could materially impact our revenue growth and margins.

For more information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview.”

We may not be able to update, improve or offer our educational content, digital products and services in a timely or cost-effective manner, including in response to rapid technological changes such as the increasing adoption of artificial intelligence, which may materially and adversely affect our ability to attract and retain students, users and customers.

To differentiate ourselves and remain competitive, we must continually update our courses, medical education content, digital platforms and technology-enabled solutions and develop new educational programs, products and services across our Undergraduate, Continuing Education and Medical Practice Solutions segments. This includes incorporating new technologies and delivery models, such as artificial intelligence-enabled tools, digital learning platforms and data-driven clinical solutions.

Technological innovation in education and healthcare, including the rapid development and adoption of artificial intelligence and generative AI technologies, is evolving quickly and may significantly change how medical knowledge is created, accessed, delivered and applied. If we fail to anticipate, adapt to or effectively integrate these technological developments into our offerings, our programs, content, products and services may become less competitive, less relevant or obsolete. In addition, our competitors or new market entrants, including large technology companies or specialized AI providers, may develop or deploy more advanced or cost-effective solutions that diminish the value of our offerings.

Furthermore, artificial intelligence technologies may enable students, physicians and healthcare professionals to obtain educational content, clinical knowledge or professional support through alternative platforms, tools or automated systems that do not rely on our educational programs or digital solutions. As a result, demand for certain of our courses, content libraries, clinical decision tools or other products and services could decline.

Additionally, updates to our current programs or the development of new products and services may not be readily accepted by our students, users or customers, or by the market. If we do not adequately modify our offerings in response to technological developments or evolving market demand, whether due to financial restrictions, unusual technological changes or other factors, or if our target audiences do not respond positively to our innovations, our ability to attract and retain students, users and customers may be impaired, which could materially and adversely affect our business, financial condition, results of operations and prospects.

If we are not able to attract and retain students, users and customers across our ecosystem, or are unable to do so without decreasing our tuition fees or pricing of our products and services, our revenues may decline.

The success of our business depends primarily on our ability to attract, engage and retain learners, users and customers across our ecosystem, including students enrolled in our undergraduate and continuing education programs, as well as physicians and other healthcare professionals who use or subscribe to our medical practice solutions. Our ability to do so depends mainly on the tuition fees we charge for our educational programs, the pricing and perceived value of our digital products and services, the quality and reputation of our offerings, the effectiveness of our technology platforms, and the convenience and accessibility of our physical and digital infrastructure. These factors are affected by, among other things, our ability to (i) respond to increasing competitive pressures, (ii) develop our educational systems and technology platforms to address evolving market trends and the needs of students, physicians and healthcare stakeholders, (iii) develop new programs, content, and digital solutions and enhance existing offerings, (iv) adequately prepare our students for careers in their chosen professional occupations and provide relevant tools and content that support physicians and healthcare professionals in their clinical and professional activities, (v) successfully implement our expansion strategy, (vi) manage our growth while maintaining the quality, reliability and relevance of our products and services, and (vii) effectively market and distribute our offerings to a broader base of prospective students, physicians and institutional partners.

If we are unable to continue to attract new students to enroll in our programs, retain our current students, expand and maintain our base of physician users and subscribers, or sustain demand for our products and services without significantly decreasing tuition fees or pricing, for example as a result of changes in student or user preferences, technological shifts, increased competition, or economic uncertainty or volatility, our revenues and our business may decline and we may be adversely affected.

If we fail to maintain the quality of our educational programs or digital medical solutions, our reputation, student enrollment, user engagement, and financial performance may suffer. The perceived quality of our medical education programs, including residency preparation, specialization test preparation and graduate courses within our Continuing Education segment, as well as the quality, accuracy and usefulness of our medical practice solutions, is critical to attracting and retaining students and physician users. Any decline in academic standards, deficiencies in faculty expertise, ineffective curriculum design, technological limitations, inaccurate or outdated medical content, inadequate infrastructure, or failure to adapt to evolving industry and regulatory requirements could diminish our competitive position. Additionally, as we expand our offerings and delivery methods, including digital and in-person content and technology-enabled solutions for healthcare professionals, ensuring consistency, reliability and effectiveness across platforms is essential. Negative student and user outcomes, such as lower test pass rates or dissatisfaction with educational quality, reduced clinical utility of our digital tools or decreased engagement from physicians and healthcare partners, could also harm our reputation and reduce demand for our offerings. If we are unable to sustain high-quality products and services across our ecosystem, demand may decline, adversely impacting our revenues, growth prospects, and overall business.

We may be adversely affected if the government changes its investment strategy in education.

According to Brazilian Federal Law No. 9,394/1996, as amended, providing education is a duty of the government and of the family, and private education is permitted subject to the terms set forth by the Brazilian Constitution and applicable laws and regulations. Certain public institutions may have certain competitive advantages over us in the admissions process, as they do not charge tuition fees and may be perceived as more prestigious than private institutions. However, the highly limited number of available positions and the intensely competitive nature of the admission process to public institutions significantly restrict student access to these institutions. Nevertheless, the Brazilian government may implement policy changes that heighten the competition by (i) increasing public investment in primary and post-secondary education, expanding the number of federal institutions, expanding available positions and enhancing the quality of education provided by public institutions; and (ii) reallocating resources from centers of excellence and research to public post-secondary education institutions. Additionally, the introduction or expansion of affirmative action admission policies by federal and state institutions, based on socioeconomic status, race or ethnicity, could also further intensify competition in the industry. While, as of the date of this annual report, we are not aware of any enacted legislation or consolidated policy changes that would significantly reduce the competitiveness of private education institutions, discussions regarding public budgets, funding mechanisms and long-term investment plans for the education sector are ongoing and could be implemented in the future. Any significant policy change that increases the level of public investment in education, expands the availability of tuition-free school positions, or otherwise enhances the competitiveness of public education institutions could adversely affect us.

Changes to the rules, judicial interpretations, administrative decisions or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business.

Some of our students finance their tuition fees through the Higher Education Student Financing Fund (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES) created by the Brazilian federal government and currently operated by Caixa Econômica Federal, a government controlled financial institution with administrative and operational autonomy, in coordination with the National Fund for Educational Development (Fundo Nacional de Desenvolvimento da Educação, or FNDE), which offers financing to low-income students enrolled in undergraduate programs in private higher education institutions. As of the date of this annual report, we have adhered to FIES as most recently amended by the Brazilian federal government. As revised, FIES provides financial support for low-income students throughout Brazil, in particular in the North, Northeast and Midwest regions. As a result, we have exposure to risks associated with delays in the transfer of monthly tuition payments from the FIES program, and with potential default or nonpayment by the Brazilian federal government.

The financing is provided by federal government funds and contributions from Higher Education Institutions, or HEIs, through the Fundo Garantidor do FIES, or FG-FIES fund. If the FG-FIES fund becomes insufficiently funded, the federal government may implement measures to preserve its solvency, including increasing the retention of tuition receivables from participating institutions, reducing the availability of FIES financing, or limiting the scope or timing of guarantee payments. Any increase in retention levels would reduce our operating cash flows and liquidity, any reduction in FIES availability could limit student enrollment and growth, and any limitations or delays in FG-FIES guarantee payments would increase our exposure to student default, each of which could adversely affect our financial condition and results of operations. Should (i) the Brazilian federal government terminate, suspend, reduce, delay the transfer of monthly payments to our institutions that participate in FIES, or fail to honor its payment obligations under FIES or other public student financing programs, (ii) we fail to meet the requirements for participation in the program, or our students benefiting from FIES fail to meet the requirements for enrollment in the program, (iii) the Brazilian federal government extend the term to make reimbursements under FIES or adversely change its rules, (iv) administrative decisions by Caixa Econômica Federal in the exercise of its operational autonomy result in stricter interpretations, processing delays or changes in operational procedures, or (v) judicial proceedings, court rulings or other judicial interpretations affect the application of FIES rules, eligibility criteria, reimbursement mechanisms or the interpretation of regulatory requirements, our results of operations, cash flow and liquidity may be materially adversely affected. We may also experience a decline in revenues, an increase in accounts receivable, and a reduction in the number of students at our campuses from the FIES program.

Moreover, future changes to the rules to renew FIES contracts, as well as the shutdown of the system to enter into new student financing agreements, adverse judicial or administrative developments relating to the program, or delays and defaults in government payments may negatively affect the number of students enrolled in our courses, the timing and certainty of tuition fee collections, and consequently cause a material reduction in our revenues and cash flow. For more information regarding the changes to FIES contracts, see “Item 4. Information on the Company—Business Overview—Regulatory Overview.”

The taxation system in Brazil may undergo significant changes, including as a result of the upcoming tax reform bill, potentially leading to material changes in the taxation of our products and services that could adversely affect our results of operations and financial condition.

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

Any increase in tax rates could elevate the cost of our products and services, thereby reducing profitability if we could not timely pass these adjustments on to consumers. On the other hand, a decrease in tax rates might positively impact margins, but could also lead to intensified competition as other market players might adjust their own pricing strategies. The effects of these proposed tax reform and any other changes that result from the enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Moreover, Brazil has implemented the OECD Pillar Two global minimum tax regime through the enactment of Law No. 15,079/2024, which became effective in 2025. This regime introduces further uncertainty regarding our future effective tax rate and tax cash outflows. In particular, the treatment of PROUNI-related tax benefits under Pillar Two rules may materially affect us. During 2025, we pursued judicial measures and engaged in discussions with the Brazilian Federal Revenue Service (Receita Federal do Brasil), members of Congress, and relevant parliamentary bodies to support legislative initiatives that would allow PROUNI-related tax benefits to be treated as qualified refundable tax credits for Pillar Two purposes. If these efforts are unsuccessful, we may remain subject to the additional Social Contribution on Net Income Tax (Contribuição Social sobre o Lucro Líquido, or CSLL), which could materially and adversely impact our business, results of operations, and financial condition.

Furthermore, because the Pillar Two regime applies only to multinational enterprise groups that meet certain revenue thresholds and other eligibility criteria under the OECD framework, it does not apply uniformly to all higher education institutions operating in Brazil. As a result, certain institutions, particularly those that are not subject to Pillar Two rules due to their size, ownership structure or tax profile, may continue to benefit from tax incentives, including those related to PROUNI, without being subject to the same minimum tax constraints. Consequently, such institutions may operate with lower effective tax burdens than ours, which may enable them to allocate greater resources to pricing strategies, marketing initiatives, infrastructure expansion or other investments. This regulatory asymmetry could adversely affect our competitive position, margins and ability to invest in growth.

At the end of 2025, Brazil approved changes to its income tax legislation to introduce withholding income tax on dividends distributed by Brazilian companies to individual shareholders and to reinstate taxation on dividends remitted to non-resident entities abroad, in each case effective as of January 1, 2026. A 10% withholding tax will apply to cross-border dividends, regardless of the amount. Although this withholding tax does not currently apply to dividends paid to legal entities in Brazil, the introduction of dividend taxation represents a material change to Brazil’s prior tax framework and may reduce the net returns received by us from our Brazilian subsidiaries and consequently by our shareholders, which could influence corporate distribution practices and capital allocation decisions and may expose us to additional tax burdens or adverse impacts on our financial condition should further changes to the dividend tax regime be enacted.

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

If we lose our tax exemptions, have our tax incentives significantly reduced, become unable to comply with future requirements, or if changes in law limit our ability to maintain these tax benefits, our business, financial condition and results of operations may be significantly and adversely affected.

Any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.

The Brazilian Federal Constitution, in Article 150, grants tax immunity for activities related to the production, sale, and resale of books. In this sense, this activity performed within our Continuing Education segment is not taxed by the federal VAT (tax on industrial activity, or “IPI”), the state VAT (tax on sale or resale of products, or “ICMS”) and the municipal VAT (tax on services, or “ISS”). According to Brazilian federal law No. 10,865/2004, the Company also benefited from a zero-tax rate on Federal Social Contributions, PIS and COFINS, which are calculated on gross revenue.

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

We may be held liable for the actions or omissions of officers, directors, professors or other employees at our campuses, including allegations of non-compliance with MEC legislation and regulations. Accidents, injuries or other damages, affecting students, professors, other employees, or third parties at our campuses could lead to claims of negligence, inadequate supervision, or other liability. Injuries could be caused by or arise from the actions or negligence of our students, employees, contractors or visitors on our premises, including due to failures in our access control and security systems or infrastructure issues. If any such event occurs, our facilities may be perceived as unsafe, potentially deterring students from enrolling or attending our schools. We may also face claims alleging that officers, directors, professors or other employees committed moral or sexual harassment or other unlawful acts, and we may be subject to legal proceedings by current and/or former employees alleging breaches of applicable labor laws. Even if unsuccessful, these claims may cause negative publicity, reduce enrollment numbers, increase student attrition rates, entail substantial expenses and divert the time and attention of our management, materially adversely affecting our results of operations and financial condition.

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

Additionally, infrastructure vulnerabilities can lead to adverse events with significant impacts on our reputation to the extent that they may expose students, staff and faculty to physical injury. As of the date of this annual report, we operate a large number of campuses and facilities across multiple regions in Brazil. The operation and maintenance of a geographically dispersed network of physical facilities present ongoing operational challenges. Although we have procedures designed to promote the proper maintenance, conservation and safety of our facilities, and we conduct periodic inspections and maintenance activities, we cannot assure you that all facilities will at all times be maintained in optimal condition or that safety practices will always be fully observed. From time to time, certain facilities or specific areas within our campuses may require repairs, maintenance, temporary closure or other remedial actions to address conservation or safety-related matters. Any failure to adequately maintain our facilities or comply with applicable safety standards could result in operational disruptions, additional costs, regulatory scrutiny, reputational harm or potential liability.

Extraordinary events may also temporarily disrupt the operation of our campuses or limit the availability or use of classrooms, laboratories or other campus infrastructure. Such events may include, for example, structural incidents affecting our facilities, fires, power outages, flooding or other infrastructure failures. If any such events were to occur, we may be required to temporarily close classrooms or campus buildings, reduce our available physical capacity, or reallocate students, classes and academic activities, particularly those requiring in person instruction such as laboratory or practical training. These operational adjustments could disrupt the delivery of our programs and adversely affect our results of operations and financial condition. See also “—Public health outbreaks, epidemics or pandemics have adversely affected and may continue to adversely affect our business.”

Certain of our campuses operate in properties that are shared with or adjacent to facilities operated by independent third parties, including commercial establishments that share common areas or infrastructure with our campuses. In some cases, these third-party operated facilities use names or branding that are associated with our institutions. As a result, incidents, accidents or other adverse events occurring in such facilities, even if not operated or controlled by us, may nevertheless be perceived by students, employees, regulators and the public as being connected to us, which could materially harm our brand and reputation. In addition, engineering assessments relating to properties in which our campuses operate have identified, or may in the future identify, structural risks affecting shared premises or infrastructure. Although we do not control all portions of such properties, any structural failures, safety incidents or disruptions in shared or adjacent facilities could result in operational interruptions, expose individuals to physical injury and adversely affect our reputation.

If any such events were to occur, our reputation could be materially and adversely affected, which could in turn have significant adverse effects on our results of operations and financial condition.

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

We operate in jurisdictions that have a high risk for corruption and we are subject to various anti-corruption, anti-bribery and anti-money laundering laws and regulations, including the Brazilian Federal Law No. 12,846/2013, also known as the Clean Company Act (and Decree No. 11,129/2022 that regulates the Clean Company Act), Brazilian Federal Law No. 9,613/1998, as amended by Brazilian Federal Law No. 12,683/2012, and Brazilian Federal Law No. 8,429/1992, as amended by Brazilian Federal Law No. 14,230/2022, in addition to the United States Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Both the Clean Company Act and the FCPA impose liability against companies that engage in bribery of government officials, either directly or through intermediaries.

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

Violations of, or even accusations of or associations with violations of, anti-corruption, anti-bribery and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties (including being added to “blacklists” that would prohibit certain parties from engaging in transactions with us), forfeiture of significant assets and reputational harm. Non-compliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. Such violations could also constitute an event of default under certain of our financing arrangements, including the loan agreement executed with the International Finance Corporation (IFC) and instruments governing our book-entry commercial notes, which could result in the acceleration of outstanding indebtedness and the obligation to immediately repay such amounts. Any such acceleration could materially and adversely affect our liquidity, financial condition and results of operations. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our reputation, business, results of operations, and financial condition.

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

We are subject to the Economic Substance Regime in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Economic Substance Act”). The Economic Substance Act is supplemented by the issuance of related Guidance on Economic Substance for Geographically Mobile Activities, version 3.2 of which was issued in July 2022. We are currently subject to the Economic Substance Act. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. Given our business activities and operations may change from time to time, it is difficult to predict if we will continue to be subject to the Economic Substance Act and the impact that the Economic Substance Act could have on us and our subsidiaries. For example, compliance with any applicable obligations may create significant additional costs that may be borne by us or otherwise affect our management and operation. We will continue to consider the implications of the Economic Substance Act on our business activities and operations and reserve the right to adopt such arrangements as we deem necessary or desirable to comply with any applicable requirements. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

Additionally, we have environmental compliance obligations under the loan agreement executed with the International Finance Corporation (IFC) and under the issuance of book-entry commercial notes. Any failure to comply with these obligations could trigger events of default, which may result in the acceleration of these financial agreements, requiring us to make immediate repayments that could materially impact our financial condition. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

Furthermore, Brazilian Federal Law No. 8,501, enacted on November 30, 1992, establishes regulations for the use of unclaimed cadavers for educational and scientific purposes by medical institutions. Institutions must comply with the documentation and requirements established by the referred law. Noncompliance with these regulations may result in administrative, civil, and criminal penalties, and reputational damage.

We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of non-compliance with any regulatory requirements.

Brazilian Federal Law No. 10,861/2004, as regulated by Decree No. 9,235/2017 and MEC Ordinance No. 378/2025 (New Regulatory Framework for Higher Education), implemented the activities of supervision of post-secondary education entities and courses in the Brazilian federal education system, including distance learning programs. MEC’s SERES is responsible for the regular and special supervision of the corresponding courses and programs.

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

Following the establishment of the National Medical Education Assessment Examination (Exame Nacional de Avaliação da Formação Médica, or “ENAMED”) by MEC Ordinance No. 330/2025 and its regulation by INEP Ordinance No. 413/2025, the performance of medical degree programs has become subject to monitoring based on students’ results. Medical programs that demonstrate unsatisfactory performance may be subject to special supervision by MEC.

Additionally, we are also subject to special supervision in case of unsatisfactory results in the National Student Performance Exam (Exame Nacional de Desempenho de Estudantes, or ENADE) and the Difference Indicator between Expected and Actual Performance (Indicador de Diferença entre os Desempenhos Observado e Esperado), among other quality indicators, the history of course evaluations by INEP, as well as compliance with specific legal requirements as, for example, the minimum ratio between faculty members with master’s or doctorate degrees or certain mandatory digitization requirements with respect to academic documents for our students under MEC’s recent digital academic collection rules. Administrative irregularities can include, among others: (i) unlicensed or irregular post-secondary courses; (ii) any outsourcing of post-secondary education activities; (iii) the failure to file a re-accreditation or recognition or renewal request with respect to post-secondary education courses within the time periods enacted by MEC pursuant to Decree No. 9,235/2017; (iv) failure to comply with the rules and requirements for maximum occupancy of authorized vacancies approved by MEC; and (v) failure to comply with any penalties imposed by MEC.

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

The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could limit our ability to operate medical programs, obtain new authorizations or accreditations, maintain our regulatory approvals, or obtain re-accreditations, which could materially impact our business.

We are subject to various federal laws and extensive government regulations by MEC, Conselho Nacional de Educação (National Education Council, or CNE), INEP, FIES and the National Post-secondary Education Assessment Commission (Comissão Nacional de Avaliação da Educação Superior, or CONAES), among others, including, but not limited to the Mais Médicos Law, which created the Mais Médicos program.

Regulatory requirements applicable to different types of post-secondary education institutions affect our ability to create or expand programs, particularly in medicine and other health sciences, which require prior MEC approval.

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

We cannot assure you we will be able to comply with these regulations and maintain the validity of our authorizations, enrollments and accreditations in the future. If we fail to comply with these regulatory requirements, MEC could place limitations on our operations, including cancellation of programs, reduction in the number of positions we offer to students, termination of our ability to issue degrees and certificates and revocation of our accreditation. Given that a substantial portion of our revenues derives from regulated medical programs, any MEC-imposed restriction could materially impact our financial condition and results of operations.

We cannot assure you that we will obtain accreditation or re-accreditation of our post-secondary education institutions, or that our courses will receive authorization or the renewal of prior authorizations as scheduled, or that they will have all of the accreditations, re-accreditations, authorizations and the renewal of prior authorizations required by MEC. The absence of such accreditations and authorizations from MEC or any delays in obtaining them could adversely affect our financial condition and results of operations.

In addition, we may also be adversely affected by any changes in the laws and regulations applicable to post-secondary education institutions, particularly by changes related to: (i) any revocation of accreditation of private educational institutions; (ii) the imposition of controls on monthly tuition payments or restrictions on the profitability of private educational institutions; (iii) faculty credentials; (iv) academic requirements for courses and curricula; (v) infrastructure requirements of campuses, such as libraries, laboratories and administrative support; (vi) the Mais Médicos program; (vii) the imposition of new regulatory controls applicable to postgraduate programs, including the imposition of enrollment caps; and (viii) the promulgation by MEC of new rules and regulations affecting post-secondary education, including with respect to distance learning programs. For example, Technical Note No. 5/2025 issued by MEC in August 2025 restricts the use of remaining or unfilled seats for first-year undergraduate admissions, limiting our ability to offset student attrition through additional freshman enrollment. As a result, we may experience reduced enrollment levels and tuition revenues, which could materially and adversely affect our business, financial condition and results of operations.

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

If we or our students are not able to maintain satisfactory MEC evaluation ratings, we may be adversely affected.

We and our students are regularly evaluated and rated by MEC. If our campuses, programs or students receive unsatisfactory scores in any of their evaluations, including the IGC (Índice Geral de Cursos), the ENADE and the ENAMED, we may be subject not only to a reduction in enrollments and adverse perceptions regarding the quality of our educational services, but also to supervisory measures and progressive regulatory sanctions imposed by MEC and SERES. Such measures may include, among others, restrictions on the expansion of authorized enrollment capacity, limitations on the opening of new courses or campuses, suspension of new FIES contracts, suspension or restriction of participation in the PROUNI program, the reduction in the number of approved seats, as well as suspension or limitation of access to other federal educational programs and incentives. Any of these measures, individually or in the aggregate, could materially and adversely affect our reputation and, consequently, our results of operations and financial condition.

ENAMED results are used as a reference for public policy initiatives and for medical residency selection processes, such as the National Medical Residency Examination (Exame Nacional de Residência, or ENARE). Unsatisfactory performance, defined as scores of 1 or 2 on a scale of 1 to 5, may harm the academic reputation of our medical programs, reduce their attractiveness to prospective students, and adversely affect the placement of our graduates in competitive medical residency programs.

In the event that any of our programs receive unsatisfactory evaluations, the post-secondary education institution offering the programs may be subject to an administrative supervisory proceeding by MEC. Depending on the level of student proficiency and the outcome of such proceedings, precautionary measures may be imposed, including, among others, suspension of new student admissions, reduction in the number of approved seats, prohibition on increasing the number of seats, suspension of participation in FIES and in PROUNI, and additional evaluations under other federal education programs. For example, in the first cycle of the ENAMED, conducted in 2025, certain of our medical programs received a score of 2, which is considered below average under the MEC evaluation scale. The results of this first ENAMED cycle were publicly released by MEC on January 19, 2026, and on March 16, 2026, through SERES, MEC issued administrative orders initiating supervisory proceedings against medical programs that received such scores.

As a result, certain of our medical programs became subject to supervisory proceedings and, in certain cases, precautionary measures. Such measures were implemented after the enrollment period for the first academic semester of 2026, and, therefore, are not expected to have a material impact on our 2026 results. If we are unable to improve the performance of our programs in future ENAMED evaluation cycles or to reverse or mitigate these measures, we may become subject to more severe regulatory sanctions or to the continued application of existing measures, which, in each case, could materially and adversely affect our business, financial condition and results of operations.

Furthermore, negative perceptions regarding the quality of our programs could adversely affect our position in the educational market, reduce enrollment demand, and impair our financial sustainability. The quality of our academic curricula is a key element of the education we provide. We cannot assure you that the academic curricula developed for new programs will meet the standards established by the MEC, and any failure to meet such standards could adversely affect our reputation, student demand, and results of operations.

In addition, legislative initiatives may introduce further performance-based mechanisms affecting medical education providers. For example, Bill No. 2,294/2024, proposes the creation of a mandatory National Medical Proficiency Examination (“PROFIMED”) as a condition for newly graduated physicians to obtain professional registration in Brazil. The bill remains under review by the Brazilian Federal Senate, and its final approval, implementation timeline and regulatory framework remain uncertain. If enacted, the proposed examination would establish a standardized nationwide assessment of medical graduates and could become an additional public metric of academic quality and institutional performance.

If PROFIMED is implemented, institutions whose students demonstrate lower approval rates may experience reputational harm, reduced demand from prospective students, increased attrition, or enhanced regulatory scrutiny. Moreover, lower graduate approval rates could negatively affect perceptions regarding employability and professional readiness, which are key determinants of enrollment decisions. Any of these developments could adversely affect our student enrollment levels, competitive position, results of operations and financial condition.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers, including us. They include protection against misleading and deceptive advertising, coercive or unfair business practices and issues in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations.

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

Government agencies, MEC, ANVISA (Brazilian Health Agency), and third parties may conduct inspections, file administrative proceedings or initiate litigation against us.

Because we operate in a highly regulated industry, government agencies, MEC, ANVISA (Brazilian Health Agency) or third parties may conduct inspections, file administrative proceedings or initiate litigation for non-compliance with regulations against us or the institutions we purchase. If the results of these proceedings or litigations are unfavorable to us, or if we are unable to successfully defend our cases, we may be required to pay monetary damages or be subject to fines, limitations, injunctions or other penalties. Even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by these proceedings or to those lawsuits or claims. Administrative proceedings or court actions brought against us may damage our reputation, even if such lawsuits or claims are without merit.

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

Customer experience is fundamental to our success. Meeting high-quality standards in both in-person and virtual learning is a constant challenge, as customers’ expectations continue to rise. Failure to deliver a valuable learning experience, whether in physical classrooms or online, can lead to student dissatisfaction, ultimately adversely affecting our reputation and our ability to attract and retain students. Factors such as the perceived quality of teaching, institutional credibility, and overall student support play crucial roles in fostering satisfaction and long-term engagement.

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

In virtual programs and digital content, the challenges are different but equally significant. Students depend on user-friendly, reliable digital platforms to access course materials, attend live sessions, and engage with instructors. Technical failures, poor user experience, or insufficient student support can result in disengagement and lower retention rates. Additionally, delivering virtual learning programs with the same depth and effectiveness as face-to-face instruction requires continuous innovation in teaching methodologies.

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

If we continue to grow, we may be unable to effectively manage operational expansion, increased platform complexity, or talent needs, which could adversely affect our business and financial performance.

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

We are also dependent upon the ability and experience of key personnel. Failure to retain or attract senior executives, board members (including those with M&A experience related to our industry), or key managers, could have a material adverse effect on our business, financial condition and results of operations. Our teaching faculty, including teachers and professors at our post-secondary education institutions, is essential for maintaining the quality of our programs and the strength of our brand and reputation. We promote training to ensure our faculty attains and maintains the qualifications we require and stays updated on trends and changes in their areas. Due to shortages in the supply of qualified professors, competition for hiring and retaining qualified professionals has increased substantially. We cannot assure you that we will succeed in retaining our current professors or recruiting or training new professors who meet our quality standards, particularly as we continue to expand our operations. In addition, given the regulatory requirements applicable to medical programs, the loss of senior academic leaders or specialized faculty could disrupt our ability to meet accreditation standards or maintain program quality, which could materially affect our business and results of operations.

Our corporate culture and values are critical to our success, and failure to preserve them could harm our ability to recruit, retain and develop personnel and implement our strategic plans effectively. We are advancing culture change through the implementation of diversity, equity and inclusion, or DEI initiatives. For example, in 2021, we undertook a public commitment by signing onto the United Nations Global Compact and committing to achieve gender equity by having women occupy half of our managerial positions by 2030. In addition, in 2024, we made a public commitment aligned with the targets of SDG 3 (Good Health and Well-Being), pledging that by 2030 we will deliver an additional five million free healthcare consultations. Failure to implement these initiatives successfully could adversely impact our ability to recruit, attract and retain talent, and perceived insufficient commitment to DEI or environmental, social, and governance initiatives, which may adversely affect our reputation and, consequently, our results of operations and financial condition.

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

We aim to expand our operations by acquiring medical higher education institutions and health tech companies, including potentially significant and strategically relevant acquisitions. However, we cannot guarantee the identification or acquisition of suitable medical education institutions on favorable terms or at all.

Additionally, our previous and any future acquisitions involve several risks and challenges that may have a material adverse effect on our business and results, including the following:

•	the acquisition may not align with our commercial strategy or institutional image;
•	future acquisitions may be subject to approval by Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or CADE) or other regulatory authorities, which may deny approval, or impose conditions or restrictions;
•	we may face contingent and/or successor liabilities (either currently known or unknown to us) related to judicial and administrative proceedings, financial, reputational and technical issues, including regulatory, tax, labor, social security, environmental, intellectual property, accounting practices, financial disclosures, internal controls, anti-corruption, anti-bribery or anti-money laundering issues, which may not be fully indemnifiable under the relevant acquisition agreement;
•	the acquisition process may require additional funds and/or may be time-consuming, diverting management’s attention from daily operations;

•	our investments in acquisitions may not yield expected returns, and we may mismanage administrative and financial resources during integration;
•	the business model of acquired institutions may differ from ours, and we may be unable to adapt them to our business model or do so efficiently;
•	we may not be able to integrate efficiently and successfully the operations of the institutions we acquire, including their personnel, financial systems, distribution or operating procedures;
•	certain acquisitions may impact our financial reporting obligations and delay the preparation of our consolidated financial statements;
•	the acquisitions may generate goodwill, the impairment of which could increase our expenses, negatively affecting our results of operations;
•	the transfer of management of the target institution due to a change of control or corporate restructuring must be notified to MEC within 60 days from the consummation of the acquisition, and MEC may impose additional restrictions on its reaccreditation; and
•	we may be unable to provide the necessary resources to support the acquired company’s operations and failure to meet any applicable reaccreditation requirements may result in additional restrictions or conditions on the reaccreditation imposed by MEC.

In addition, we may face significant challenges in the process of integrating the operations of any acquired company with our existing business, such as managing a larger, geographically dispersed workforce, and implementing efficient uniform controls, procedures and policies, along with incurring high or unexpected integration costs. As of the date of this annual report, we have fully integrated the operations of all acquired companies into our existing business, except for Medical Harbour, whose integration is ongoing. The anticipated benefits of the acquisitions we may pursue will not be achieved unless we successfully and efficiently integrate the acquired companies into our operations and effectively manage, market and apply our business strategy to them. Additionally, we may be unable to integrate faculty and personnel with diverse professional experiences and corporate cultures, potentially impairing our relationship with current and new employees, including professors.

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

In particular, data protection and privacy laws are developing rapidly to take into account the changes in cultural and consumer attitudes towards the protection of personal data. In operating our business and selling our products and services to customers, we and our subsidiaries collect, use, store, transmit and otherwise process employee and customer data, including sensitive personal data. As a result, we and our subsidiaries are subject to a variety of laws and regulations in Brazil, as well as contractual obligations, regarding data privacy, security and protection. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships. We also engage third-party service providers that process certain data on our behalf, and although we have processes designed to promote compliance with applicable data protection and privacy laws, we cannot assure you that such third parties will comply with all applicable legal requirements or that their processing activities will not result in data breaches or other violations, which could subject us to regulatory scrutiny, liability and reputational harm and materially adversely affect our business, financial condition and results of operations.

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

Our success depends on our ability to monitor and adapt to technological changes and maintain a technological infrastructure that works adequately and without interruption.

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

The efficient operation of our business depends on our information technology systems, particularly our Continuing Education and Medical Practice Solutions segments. If our information technology systems fail to operate as anticipated and without interruptions or do not perform as specified, our services may be interrupted, patient care may be affected, and we may be subject to legal claims, regulatory compliance issues and our reputation may be harmed. Several problems regarding our information technology structure, such as viruses, hackers, system interruptions and technical difficulties regarding our transmissions of data, sound and image, may have a material adverse effect on us and our business. Our information technology systems are also vulnerable to damage or interruption including from fires, floods and other natural disasters; terrorist attacks and attacks by computer viruses or hackers; power losses; and computer systems, or Internet, telecommunications or data network failures and our disaster recovery plans may not be effective. The failure of our information technology systems to perform as we anticipate or our failure to effectively implement new systems could disrupt our entire operation and could result in decreased sales, increased overhead costs, legal and regulatory liability and reputational harm, all of which could have a material adverse effect on our reputation, business, results of operations and financial condition. In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information, including student information, intellectual property and sensitive data, cause interruptions in the operation of our systems, or hinder our ability to innovate. As a result, we may be forced to incur considerable expenses to protect our systems from security breaches and to mitigate our exposure to technological problems and interruptions.

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

We rely upon a third-party data center service provider to host certain aspects of our platform and content and any disruption to, or interference with, our unauthorized or improper use of such services could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation, and harming our business.

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

In particular, on August 14, 2018, the President of Brazil approved the General Personal Data Protection Law (Lei Geral de Proteção de Dados Pessoais, “LGPD”), which came completely into force on August 1, 2021. The LGPD is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal, private or government entities, that process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing, storage and any operation carried out with personal data (including personal data of clients, suppliers, employees and patients of our medical schools), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Specifically, the LGPD establishes, among other things, data subjects’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and international data transfers, as well as the creation of the National Data Protection Authority (Agência Nacional de Proteção de Dados, “ANPD”), for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. In the event of non-compliance with the LGPD, we may be subject to penalties, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine for each violation of up to 2% (subject to an upper limit of R$50,000,000) of our revenue; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation after due investigation and confirmation of its occurrence; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to six months, which can be extended for an equal period until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. In addition, the LGPD creates a private cause of action, which means we are subject to both class-based and individual claims for violations of the LGPD. The application of sanctions by the ANPD has been further regulated by the Regulations on the Application of Administrative Sanctions, dated February 27, 2023, as a result of which the ANPD will now be able to apply administrative sanctions based on clearer and more established guidelines and requirements.

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

Although we have substantially implemented systems and processes designed to comply with the LGPD across our operations, and have integrated such a framework within the Company and most of its subsidiaries, our data protection compliance efforts remain an ongoing and evolving process. We cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities, in particular ANPD, or by courts, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are yet unknown, we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.

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

We may face risks relating to the expansion, including through acquisitions, of our Medical Practice Solutions segment, which provides clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescriptions. We are subject to significant execution risk since we are providing new digital features and developing a new market, where the technological needs, the expectations of our customers and market standards change rapidly, especially with the increasing adoption of AI technologies. The increasing use of generative AI tools as a primary source of information, rather than traditional search engines and digital platforms such as Google, may also adversely affect our customer acquisition strategies, visibility and digital positioning, requiring us to continually reassess how we reach, engage and retain users. Our competitors may offer solutions that are similar to or better than those offered by us, have access to more funds, and be more prestigious or well-regarded within the medical community. As such, we may have to quickly modify our products and services to adapt to new digital education technologies, practices and standards. In addition, an error in the design, programming or validation of clinical decisions software could lead to inappropriate assignment or dosing of patients, which could give rise to patient safety issues and/or liability claims against us, amongst other things, any of which could have a material adverse effect on our financial condition, results of operations and reputation. See also “—Our success depends on our ability to monitor and adapt to technological changes and maintain a technological infrastructure that works adequately and without interruption.”

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

Additionally, we may face regulatory risks related to the approval, certification, and compliance requirements applicable to our Medical Practice Solutions segment. Failure to comply with healthcare, medical device, or digital health regulations, including ANVISA requirements, or to timely adapt to changes in the regulatory environment or new or evolving regulatory requirements, could limit our ability to offer certain products, require modifications to our products or business practices, increase compliance costs, or result in sanctions, fines, or other penalties, any of which could adversely affect our operations and reputation.

Finally, we also face operational risks relating to the integration of any acquired companies to build our ecosystem, including userbase and platform integration risks, among other risks. As a result, any acquisition we may make in this segment involve several uncertainties, risks and challenges that may have a material adverse effect on our business and results of operations, and result in the risk of impairment. See also “—We may face challenges in identifying and acquiring new medical higher education institutions, which could hinder our strategic and financial goals. Additionally, difficulties in effectively integrating and managing an increasing number of acquisitions may adversely affect our strategic objectives.”

Our business depends on the continued success of the brands of each of our institutions, as well as the “Afya” brand, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty enrolling new students and selling educational content and medical practice solutions to new clients, and our reputation and operating results may be harmed.

We believe that market awareness of our brands has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase student enrollments and expand the selling of educational content and medical practice solutions for new clients. In addition, we have licensed the brand “Afya” to Instituto Afya, which is an independent non-profit organization that aims to promote solutions to chronic non-communicable conditions (CNCCs) through research, cross-sector collaboration, and engagement with diverse segments of society. Any failure by us or by any licensee, including Instituto Afya, to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, our business and results of operations may be materially and adversely affected.

If we are unable to maintain effective disclosure controls and procedures and internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS Accounting Standards. For details of the controls mentioned above, see the section of this annual report entitled “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

However, these controls have inherent limitations, including the possibility of human error, faulty judgments, and circumvention or unauthorized override. In addition, as we complete acquisitions, we may not be able to integrate the acquired entities’ control environment and procedures on a timely basis. As a result, misstatements due to error or fraud may occur and may not be detected on a timely basis. We cannot assure you that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. If we fail to maintain an effective control environment, we could suffer material misstatements, fail to meet our reporting obligations, or become subject to regulatory scrutiny, which could adversely affect investor confidence and the trading price of our Class A common shares.

Any decrease in the number of students, learners, users or customers across our education programs and medical practice solutions may adversely affect our results of operations.

We believe that our attrition rates and engagement levels are primarily influenced by the personal motivation and financial circumstances of our current and prospective customers, as well as by socioeconomic conditions in Brazil. Significant changes in future attrition rates or engagement levels, failure to re-enroll, re-engage, or renew subscriptions may reduce the number of new and returning customers, particularly in the context of economic uncertainty or volatility, and may have a material adverse effect on our revenues and our results of operations.

An increase in delays and/or defaults in the payment of tuition fees or license subscription fees of medical practice solutions may adversely affect our income and cash flows.

We depend on the full and timely payment of (i) the tuition we charge our students, including tuition payments we receive through FIES; and (ii) the subscription fees we charge our clients. Adverse changes in the macroeconomic environment and the earnings capacity of our customers, may lead to an increase in payment delinquency or default and negatively impact our ability to collect our accounts receivable. An increase in payment delinquency or default by our customers may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations. Our allowance for expected credit losses expenses as a percentage of our revenue was 1.5%, 1.8% and 2.6% for the years ended December 31, 2025, 2024 and 2023, respectively. There is no guarantee that our allowance for expected credit losses expenses will not increase in the following years. Our inability to collect our accounts receivable on a timely basis, if at all, could cause our allowance for expected credit losses expenses to increase in the future, and materially and adversely affect our financial condition, liquidity and results of operations.

Unfavorable decisions in our legal, arbitration or administrative proceedings may result in financial losses, reputational harm, or operational restrictions that could adversely affect our business and the trading price of our Class A common shares.

We are, and we, our controlling shareholder, directors or officers may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising from the ordinary course of our business or from nonrecurring corporate, tax, criminal or regulatory events, involving our suppliers, students, staff, faculty members, as well as environmental, competition and tax authorities, especially with respect to civil, tax, criminal and labor claims. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Adverse decisions on material legal, arbitration or administrative proceedings may damage our reputation and may adversely affect our results of operations and the price of our Class A common shares.

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

If we fail to develop adequate infrastructure for new programs that meet the requirements imposed by MEC or the standards set forth in our business plan, our ability to offer such programs and expand our business may be limited and our financial condition and results of operations may be adversely impacted.

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

In addition, at the end of 2025, the Brazilian government approved changes to its income tax legislation to introduce withholding income tax on dividends distributed by Brazilian companies to individual shareholders and to reinstate taxation on dividends remitted to non-resident entities abroad, in each case effective as of January 1, 2026. Under the new rules, a 10% withholding tax applies to the portion of dividends exceeding R$50,000 received in a calendar year by the same individual shareholder from the same distributing entity, and a 10% withholding tax will apply to cross-border dividends, regardless of the amount. Although this withholding tax does not currently apply to dividends paid to legal entities in Brazil, the introduction of dividend taxation represents a material change to Brazil’s prior tax framework and may reduce the net returns received by us from our Brazilian subsidiaries and consequently by our shareholders, which could influence corporate distribution practices and capital allocation decisions and may expose us to additional tax burdens or adverse impacts on our financial condition should further changes to the dividend tax regime be enacted.

In this context, in December 2025, we approved the distribution of accumulated profit reserves by certain of our Brazilian subsidiaries, with payments expected to be made to us through 2028. This decision was made in light of the changes in Brazilian tax legislation and to mitigate the risk of additional tax burdens should further changes to the dividend tax regime be introduced. The distribution was intended to allow for the orderly repatriation of profits generated under the prior tax framework, while preserving flexibility in our capital allocation planning.

Any additional taxation on the distribution of dividends and any increase in applicable taxes on the payment of interest on shareholders’ equity may adversely affect us and our financial condition to distribute dividends

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights.

From time to time, we expect to file patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our trademark applications may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights, and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We may in the future receive such communications, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out of court by electing to pay royalties or other fees for licenses. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revising any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or brand, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Some of our services are provided using proprietary software and our software is mainly developed by our employees, who assign to us their copyrights over the software. In this regard, though applicable law establishes that employers shall have full title over rights relating to software developed by their employees, we could be subject to lawsuits by former employees claiming ownership of such software. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software as a result of any of the foregoing or otherwise, this could have a material adverse effect on our business, financial condition and results of operations.

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

Some of the properties we occupy, including properties where some of our campuses are located, are owned by companies controlled by one of our significant shareholders. Therefore, the interests of our significant shareholder in the administration of such property may conflict with our interests and those of our other shareholders. For further information, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” and note 7 to our consolidated financial statements.

We could be adversely affected if we are unable to pass on increases in our costs and expenses to our students, users and customers by adjusting our monthly tuition fees or the pricing of our products and services.

Our primary source of income is the monthly tuition payments we charge to our students enrolled in our undergraduate and continuing education programs, as well as revenues derived from the pricing of our digital products and services used by physicians and other healthcare professionals. Our payroll costs and expenses account for the majority of the costs of services and selling, general and administrative expenses, or 56.5%, 55.6% and 56.1% of such costs and expenses for the years ended December 31, 2025, 2024 and 2023, respectively. Our faculty and administrative employees are represented by labor unions in the higher education sector and are covered by collective bargaining agreements or similar arrangements determining the number of working hours, minimum compensation, vacations and fringe benefits, among other terms. These agreements are subject to annual renegotiation and may be so modified. We could also be adversely affected if we fail to achieve and maintain cooperative relationships with our professors’ or administrative employees’ unions or face strikes, stoppages or other labor disruptions by our professors or employees, or if we are unable to pass on any increase in costs arising from the renegotiation of collective bargaining agreements through adjustments to the monthly tuition fees paid by students or the pricing of our products and services, which may have a material adverse effect on our business.

In addition, our maintenance expenses and utilities expenses (comprised mainly of water, electricity and telephone expenses) represent 6.5%, 6.8% and 6.2% of our costs of services and selling, general and administrative expenses for the years ended December 31, 2025, 2024 and 2023, respectively. Personnel costs and expenses, lease values and the cost of electricity are adjusted regularly using indices that reflect changes in inflation levels. If we are not able to transfer any increases in our costs and expenses to students, users or customers by increasing the amounts of their monthly tuition fees or the pricing of our products and services, for example as a result of ongoing political and economic instability in Brazil or globally, our operating results may be adversely affected.

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

The main physical risks that can impact us are acute physical risks that can disrupt our supply chain, affect the operation of our campuses, clinics or other facilities, or otherwise impair the availability or reliability of our physical or digital infrastructure.

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

Our campuses, operations and digital infrastructure may be adversely affected by increased regulatory requirements or policy developments relating to environmental and climate related matters as their importance continues to grow. These and other changes in regulations in Brazil and international markets may expose us to increased compliance costs, require investments in facilities, operations or technology, limit our ability to pursue certain business opportunities or provide certain educational programs, digital products and services, or otherwise affect how we operate across our ecosystem. Any such developments could adversely affect our business, financial condition and results of operations.

The interests of our management team may be focused on the short-term market price of our Class A common shares, which may not align with your interests. Additionally, our shareholders may experience dilution of their interests in our share capital and in the value of their investments due to the issuance of new shares for settlement of our share-based incentive plans.

Our directors and officers, among others, own shares issued by us and are beneficiaries under our share-based incentive plans. Our current stock option plan for our managers and employees, approved in August 2019 (and amended in July 2020, July 2022, July 2023 and October 2025), authorizes up to 4.0% of our common shares at any time (excluding treasury shares) for issuance under this equity incentive plan. In addition, on July 8, 2022, we established a restricted stock units (RSUs) program, authorizing up to 1.2% of our common shares (excluding treasury shares) at any time for issuance under this plan.

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

Once options have been exercised by the participants and/or the common shares to be issued under the RSUs program have vested, our board of directors will determine whether our share capital should be increased through the issuance of new shares to be subscribed by participants, or if they will be settled through shares held in treasury. If settlement occurs through the issuance of new shares, our shareholders will experience dilution, of their interests in our share capital and in the value of their investments, up to a maximum of 5.2% of our common shares at any time. Should new stock options or RSUs be granted, whether under existing plans or new plans, our shareholders will be subject to additional dilution.

For additional information on our share-based incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plans.”

We may not be able to maintain or renew our existing leases.

We lease substantially all of the properties in which we conduct our operations. According to Brazilian lease laws, a lessee has the right to request judicial renewal of existing non-residential leases for subsequent terms equal to the original term of the lease. In order for a lessee to enforce this right, the following criteria must be met (i) the non-residential lease agreement must have a fixed term equal to or greater than five consecutive years, or, in the event there is more than one agreement or amendment thereto regarding the same real estate, the aggregate term in such agreement or amendment must be greater than five consecutive years (ii) the lessee must have been using the property for the same purpose for a minimum and continuous period of three years and (iii) the lessee must claim the right to judicial renewal at least one year and at most six months prior to the end of the term of the lease agreement.

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

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), obtain new licenses, develop or enhance products and services, or respond to competitive pressures. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. For example, financial markets can be negatively impacted by macroeconomic trends, including high interest rates and rising inflation. Adequate funding may not be available on favorable terms to us or at all, particularly under these conditions. If adequate funds are unavailable or are not available on acceptable terms, we may be unable to fund our expansion, capitalize on acquisition opportunities, develop or enhance our product and service portfolio, or respond to competitive pressures, which could have a material adverse effect on our business, results of operations and financial condition.

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

Our revenues are highly concentrated in the tuition fees we charge for our medical courses. Any adverse economic, market or regulatory factors affecting such medical courses could decrease demand, which could materially adversely affect us.

A significant portion of our revenue relating to our Undergraduate segment is currently concentrated in the tuition fees we charge for our medical courses across our network. For the years ended December 31, 2025, 2024 and 2023, 85.7%, 85.6% and 85.5%, respectively, of our Undergraduate segment revenue were derived from undergraduate tuition fees we or our subsidiaries charged for medical courses. Therefore, economic, market or regulatory factors affecting either the amount of tuition fees we are able to charge for the medical courses we offer or the ability of our students to pay such tuition fees could result in significantly decreased demand for our services, which could materially adversely affect us.

We may not be able to successfully expand our presence and performance in the distance learning business.

We may face difficulties in successfully operating and expanding our distance learning program, as well as in implementing and investing in the necessary technologies. The technological needs, the customer expectations and market standards in this sector change rapidly. We must quickly modify our products and services to adapt to new distance learning technologies, practices, rules and regulatory standards. Our competitive position may be adversely affected if current or future competitors introduce superior products or service platforms, or if our resources are insufficient to develop our technological capabilities and adapt them to regulatory standards swiftly enough to maintain our competitive position.

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

Continuing Education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education and (ii) revenue derived from the sales of e-books which are recognized at the point in time when control is transferred to the customer, which is generally concentrated in the first and last quarter of the year due to the period of enrollments.

Accordingly, we expect quarterly fluctuations in our revenues and operating results may continue to occur. These fluctuations could result in volatility and adversely affect our liquidity and cash flows. As our business grows, these seasonal fluctuations may become more relevant. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

Additionally, the overall macroeconomic environment in Brazil has undergone significant volatility as a result of adverse political and economic pressures. Adverse macroeconomic conditions have led to a contraction in the disposable income of both existing and potential clientele within our Continuing Education segment, prompting a deferral of their intentions to pursue residency and graduate endeavors. Consequently, this resulted in diminished demand for our residency preparatory courses and medical graduate courses during that timeframe and may result in the risk of reduced financial results and the impairment of goodwill recorded from the acquired companies in our Continuing Education segment.

Recent developments in artificial intelligence regulation in Brazil may impose additional compliance costs and operational challenges that could adversely affect our business.

In December 2024, the Brazilian Senate approved the regulatory framework for artificial intelligence (AI), known as the “Marco Regulatório da Inteligência Artificial,” which is currently under consideration by the Brazilian House of Representatives. This proposed legislation, if definitively approved, would establish comprehensive rules for the development and use of AI systems across various sectors, including education and healthcare.

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

Geopolitical instability, including the ongoing conflict between Russia and Ukraine, the uncertainty following the ceasefire in the Gaza Strip, the recent U.S. and Israeli airstrikes in Iran, increasing tensions among Middle Eastern countries, the instability in Venezuela after the arrest of President Nicolas Maduro by United States forces, and tensions between China and the United States, has led to increased volatility in global financial and commodity markets. These conflicts have contributed to higher fuel and energy and food prices, increased maritime shipping costs, and disrupted global supply chains. Such developments place inflationary pressure on the Brazilian economy, raise import costs, and may compel monetary authorities to adopt tighter policies, which could slow economic growth. In addition, the resulting macroeconomic uncertainty may reduce investor appetite for emerging markets, leading to currency depreciation, lower levels of foreign direct investment, and diminished access to international capital markets for Brazilian companies, including us.

Further contributing to global economic uncertainty, growing protectionism and trade tensions could intensify and negatively impact the Brazilian economy. The U.S. presidential administration has increased tariffs, and the possibility of new or higher trade tariffs remains. Certain U.S. trading partners have announced retaliatory actions, including tariffs, in response. The continuation, pause or escalation of tariffs and other trade restrictions, the continued depreciation of the U.S. dollar and other non-trade-related measures or policies of the U.S. presidential administration, including immigration reforms, could further transform international trade relations, investment flows and supply chains significantly, resulting in continued market volatility and lower global growth, intensifying concerns over the global macroeconomic environment, inflation and the potential for a recession. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Failure to maintain effective business continuity and disaster recovery plans could materially disrupt our operations and negatively impact our financial performance, reputation, and stakeholder relationships. Our ability to deliver high-quality educational and medical services across our core segments—Undergraduate, Continuing Education, and Medical Practice Services—relies on uninterrupted operations. Unexpected events, such as natural disasters, wildfires, public health crises, cyberattacks, technology failures, power outages, or other emergencies, could impair our ability to offer courses, delay student progression and graduation, and lead to financial losses. The continuity of our Undergraduate and Continuing Education programs is critical to preserving student trust and academic partnerships, while any disruption to our Medical Practice Services could directly affect patient care, physician engagement, and relationships with B2B clients, including pharmaceutical companies. If we fail to effectively mitigate or recover from such disruptions, we could face legal liabilities, financial setbacks, and reputational harm that adversely impact our business and growth prospects.

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Periods of political instability and uncertainty have affected, and may continue to affect, investor and consumer confidence, which has historically resulted in economic deceleration and heightened volatility in the securities of companies with significant operations in Brazil, including our securities. Recent economic instability has contributed to reduced market confidence in the Brazilian economy and a challenging political environment.

Between 2014 and 2021, the federal government recorded consecutive fiscal deficits. Although a temporary budget surplus was achieved in 2022, supported in part by rising commodity prices and higher inflation, fiscal deficits returned in 2023 and 2024 as revenues weakened and expenditures continued to expand, despite ad hoc fiscal measures enacted at the end of 2023. In 2025, weaker demand and the diminishing effects of prior fiscal stimulus contributed to slower economic growth. Inflation remained moderate but above target, while fiscal accounts again reflected a primary deficit driven by rising mandatory expenditures and limited revenue growth. Brazil’s state governments also continue to face fiscal pressures due to high debt levels, declining revenues, rigid expenditure structures and extensive federal economic relief programs.

As Brazil approaches presidential elections scheduled for October 2026, uncertainty regarding the outcome of the elections and the direction of future economic, fiscal and regulatory policies may further exacerbate political and economic uncertainty. This uncertainty could increase volatility in the Brazilian financial markets and in the market price of securities issued by Brazilian companies, including our Class A common shares, and may adversely affect our business, financial condition and results of operations.

Although Brazil’s tax reform related to consumption-based taxes was approved by the Brazilian Congress in 2023, its full implementation remains subject to additional complementary legislation, regulatory guidance and administrative measures through 2026. Uncertainty regarding the scope, timing and practical application of this reform, together with potential changes to monetary, fiscal and social security policies and related legislation, may further contribute to economic uncertainty and volatility in Brazil, adversely affecting business confidence, investment levels and overall economic stability.

These uncertainties and policy developments may increase volatility in the Brazilian capital markets. A failure by the Brazilian government to implement necessary reforms, or perceptions of fiscal deterioration or policy instability, could weaken confidence in Brazil’s fiscal outlook, lead to downgrades of Brazil’s sovereign foreign credit ratings, further depreciation of the real and increases in inflation and interest rates, any of which could materially and adversely affect our business and the trading price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 4.3%, 4.8% and 4.6% as of December 31, 2025, 2024 and 2023, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, started raising the official base interest rate (Sistema Especial de Liquidação e Custódia) or the SELIC rate, in mid-March 2021, ultimately reaching 9.25% by the end of 2021. Following successive tightening and easing cycles in response to evolving inflationary and fiscal conditions, the SELIC rate varied significantly over this period and reached 15% by June 2025. As of the date of this annual report, the SELIC rate stands at 15% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

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

The real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. The real/U.S. dollar exchange rate reported by the Central Bank was R$6.1923 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during 2024. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.5024 per US$1.00 on December 31, 2025, which reflected a 11.1% appreciation in the real against the U.S. dollar during 2025. As of March 23, 2026, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.2440 per US$1.00, which reflected an appreciation of 4.7% in the real against the U.S. dollar since December 31, 2025. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, notwithstanding a growth of 2.9% in 2023, a growth of 3.4% in 2024, and a growth of 2.3% in 2025. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. Furthermore, since returning to office, President Trump’s administration been implementing protectionist policies, including the expansion of tariffs on a range of goods from key trading partners such as China, the European Union and Brazil. Among others, in 2025, the U.S. government announced an increase in tariffs on Brazilian imports, including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions. Subsequently, on February 20, 2026, the U.S. Supreme Court ruled that certain broad tariffs imposed under the International Emergency Economic Power Act (IEEPA) were unlawful for lack of presidential authority. However, other tariff measures remain in effect and may be subject to further policy developments. Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity, with disproportionate effects on emerging markets like Brazil. Such developments could result in greater currency volatility, reduced foreign investment flows, higher inflation, and increased interest rates in affected jurisdictions, including Brazil, all of which can negatively impact our business, financial condition and results of operations.

To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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

Beginning in 2015, rating agencies initiated a series of reviews of Brazil’s sovereign credit rating, which resulted in the loss of Brazil’s investment grade status and multiple downgrades across the major agencies. Since then, Brazil’s sovereign credit ratings have remained below investment grade, despite periods of stabilization and selective upgrades that reflected, among other factors, Brazil’s external position, monetary policy credibility and expectations of gradual fiscal adjustment:

•	Standard & Poor’s downgraded Brazil to below investment grade beginning in 2015. The agency has since taken rating actions reflecting changes in macroeconomic and fiscal conditions, and as of June 5, 2025, Brazil was rated BB with a stable outlook.
•	Moody’s downgraded Brazil to below investment grade beginning in 2015. While Moody’s has implemented rating and outlook actions over time, Brazil remains below investment grade and, as of May 30, 2025, Brazil was rated Ba1 with a stable outlook.
•	Fitch downgraded Brazil to below investment grade beginning in 2015, reflecting in part fiscal and macroeconomic conditions. Fitch has since taken actions reflecting changes in economic and policy conditions, and as of June 25, 2025, Brazil was rated BB with a stable outlook.

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

Bertelsmann, our controlling shareholder, owns 88.3% of our outstanding Class B common shares, which, together with its ownership of 51.8% of our outstanding Class A common shares, represent approximately 64.7% of our outstanding share capital and 84.0% of the voting power of our outstanding share capital, and, together with the Esteves Family, controls all matters requiring shareholder approval. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are the common shares trading on the Nasdaq, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, Bertelsmann and the Esteves Family will control the outcome of all of our decisions at our shareholders’ meetings, and Bertelsmann alone is able to elect a majority of the members of our board of directors. The decisions of Bertelsmann and the Esteves Family on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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

The number of total shares as of December 31, 2025 was 55,148,697 Class A common shares and 38,574,134 Class B common shares, which, except as set forth below, are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

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

On March 12, 2026, our Board of Directors approved dividend distribution in the amount of R$307.4 million, payable in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

The payment of any dividends in the future is subject to continued capital availability, market conditions, applicable laws and agreements, and our board of directors continuing to determine that the declaration of dividends is in the best interests of the Company. The declaration and payment of any dividend may be re-evaluated at any time, and there can be no assurance that we will declare dividends in the future in any particular amounts, or at all.

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

Our dual class equity structure concentrates voting control with the holders of our Class B common shares, which may limit your ability to influence corporate matters.

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

We may need to raise additional funds to grow our business and implement our growth strategy going forward through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also use our Class A common shares as acquisition consideration or enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares.

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

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2025. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we are a PFIC for any taxable year during which a U.S. investor holds Class A common shares, we generally will continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A common shares, even if we ceased to meet the threshold requirement for PFIC status. Such a U.S. investor may be subject to certain adverse U.S. federal income tax consequences. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our History

Afya Brazil was established with the objective of offering medical education programs supported by a standardized academic and operational model. In order to achieve that, we have assembled institutions that collectively will help us fulfill our mission. The combination of Afya Brazil, the largest medical education group in Brazil on a per-seat basis, according to MEC, and Medcel, one of the leaders in residency exams preparatory courses, was the first step toward achieving our goal.

Afya benefits from over 26 years of medical education experience through Afya Brazil and Medcel, both of which were founded and managed by physicians, with a focus on academic excellence and deep roots in technology and innovation.

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

In 2016, the private equity group Crescera Investimentos (formerly Bozano Investimentos) joined forces with Afya Brazil and Medcel, laying out the foundations for the creation of the largest medical education group in Brazil. Crescera has since sold its interest in Afya to Bertelsmann in 2021. See “— Acquisition of Crescera Shares by Bertelsmann” below. Medcel was merged into Afya Brazil in 2024.

The industry expertise of our founders combined with the governance and financial support of Crescera Investimentos allowed the group to dive deeper into its mission as a thematic educational service provider focused on the lifelong learning career of physicians in Brazil. We achieve this through the production and distribution of high-quality content through technology.

As of December 31, 2025, 26,313 physicians had graduated with us since the founding of our predecessor companies. Over the last decade, Afya Brazil grew into a large medical education group, with several campuses and as of December 31, 2025, had 86,025 undergraduate students, of which 52,101 were health-related students and 33,924 were non-health-related students. We also had 55,039 students in the Continuing Education segment and 195,504 active payers in the Medical Practice Solutions segment.

In order to achieve our goals, we have laid the foundations of Afya focusing on a four-step process:

Management Professionalization

Our highly skilled and experienced management team has extensive experience in the education industry and was hired from some of the best health, education and technology institutions in Brazil. Our management team is part of a company-wide strategy to attract and retain the best talent. Our CEO, Virgilio Deloy Capobianco Gibbon, has over 17 years of experience in education. Our CFO, Luis André Blanco, has over 16 years of experience as CFO, and Lélio de Souza Junior, our Vice President of Medical Practice Solutions, has more than 26 years of experience in technology companies.

Integration of Processes & Services

In order to create synergies, we have developed several initiatives to improve operational efficiency and to integrate processes across all our campuses and operations. A central element of this strategy is our high standard Shared Services Center, which centralizes a wide range of administrative and operational functions, including finance, accounting, procurement, human resources and other back-office activities, allowing our academic institutions to focus primarily on educational and clinical excellence. These initiatives are designed to support scale and operational efficiency, contributing to lower marginal costs as we expand our academic footprint.

Our Shared Services Center operates in conjunction with our integrated technology infrastructure, which includes our Enterprise Resource Planning (ERP), Academic System and Learning Management System (LMS). These systems were implemented in the beginning in 2017, and provide a unified technological environment that supports the integration and standardization of administrative, financial and academic processes across our operations, and of the educational curriculum across our undergraduate medical programs. New entrants, including those at acquired institutions, are enrolled under Afya’s standardized curricular matrix and, since the second half of 2019, have had access to our fully integrated Educational Curriculum.

Continuing Innovation

We take a blended approach to our methodology, integrating in-person teaching with digital learning tools and features. By integrating face-to-face and online features through data collection and analysis, we are able to individualize the student experience at all times. Through seven key initiatives, we create a 100% student-centric ecosystem. These initiatives include: (i) medical content mapping, (ii) proprietary methodological assembly, (iii) significant learning experiences, (iv) comprehensive adaptive learning, (v) daily learning process evaluation, (vi) practical learning and (vii) knowledge development.

In recent years, we have also expanded the use of artificial intelligence across our ecosystem to enhance both our digital products and our internal operations. We incorporate artificial intelligence capabilities into certain of our healthcare technology platforms, including clinical decision support and workflow tools embedded in products such as Afya iClinic and Afya Whitebook. These solutions support physicians and medical students in their daily clinical practice by facilitating access to medical content, assisting with documentation and enabling real-time information capture and analysis.

We are also implementing artificial intelligence tools within our Shared Services Center and corporate functions to improve operational efficiency, automate processes and enhance internal decision-making. We believe that the responsible adoption of artificial intelligence across our ecosystem strengthens our ability to deliver innovative educational experiences, support physicians in clinical practice and improve the scalability and efficiency of our operations.

Organic Growth

In 2018, MEC awarded new licenses to Afya Brazil, allowing it, subject to the verification by MEC of the satisfactory implementation of all regulatory requirements, to operate seven new medical schools through the Mais Médicos II program, with an aggregate amount of 350 new medical school seats per year. As of December 31, 2025, six of these campuses are already operating, as described below. The remaining campus, Afya Cametá, is approved but non-operating and will not become operational, as it is located within the same federally designated healthcare planning region as Afya Abaetetuba, allowing, under applicable regulatory rules, the authorization of additional medical school seats at Afya Abaetetuba.

On October 2, 2020, MEC authorized Afya to operate the undergraduate medicine course in Santa Inês, in the State of Maranhão, under the Mais Médicos II program. This was the first of Afya’s seven Mais Médicos II campuses to receive authorization, and Afya was the education group awarded the largest number of licenses under the program. This campus contributed 50 seats to our operating seat base and has been operational since October 2020.

On December 30, 2020, MEC authorized Afya to operate the undergraduate medicine course in Cruzeiro do Sul, in the State of Acre, under the Mais Médicos II program. This campus contributed 50 seats to our operating seat base and has been operational since the first semester of 2021.

On November 5, 2021, MEC authorized Afya to operate the undergraduate medicine course in Garanhuns, in the State of Pernambuco, under the Mais Médicos II program. This campus contributed 120 seats to our operating seat base and has been operational since the second semester of 2022.

On February 23, 2022, MEC authorized Afya to operate the undergraduate medicine courses at Afya Abaetetuba, in the State of Pará, and in Itacoatiara, in the State of Amazonas, both under the Mais Médicos II program. Each campus contributed 50 seats to our operating seat base and has been operational since February 2022.

On March 16, 2022, MEC authorized Afya to operate the undergraduate medicine courses in Bragança, in the State of Pará, and in Manacapuru, in the State of Amazonas, both under the Mais Médicos II program. Each campus contributed 50 seats to our operating seat base and has been operational since March 2022.

On March 18, 2022, MEC authorized 28 additional medical school seats at Centro Universitário São Lucas Ji-Paraná, in the city of Ji-Paraná, in the State of Rondônia. Under the terms of the UniSL acquisition, the authorization of these additional seats triggered an earn-out payment to the sellers in the amount of R$800,000 per seat, adjusted by the Brazilian interbank interest rate (“CDI”) from the closing until the payment date, of which 50% was paid in April 2022, and the remaining amount was paid in March 2024. These additional seats became operational in June 2022.

On December 29, 2022, MEC authorized an increase of 64 medical school seats at Faculdade Santo Agostinho, in the city of Itabuna, in the State of Bahia, with no additional financial commitment required. These additional seats became operational in the first semester of 2023.

On January 24, 2024, MEC authorized an increase of 40 medical school seats at Faculdades Integradas Padrão (FIP Guanambi), in the city of Guanambi, in the State of Bahia, resulting in an additional payment of R$49.6 million in February 2024. With this authorization, the campus reached 100 medical school seats.

On July 12, 2024, MEC authorized an increase of 80 medical school seats at Centro Universitário Tiradentes Alagoas (UNIMA), in the city of Maceió, in the State of Alagoas, resulting in an additional payment of R$107.6 million in August 2024 under the DelRey acquisition. With this authorization, the campus reached 220 medical school seats.

On September 6, 2024, following the conclusion of an administrative procedure, MEC granted the request for reconsideration submitted by Unigranrio, reestablishing 10 medical school seats in the city of Rio de Janeiro. With this authorization, Unigranrio reached 318 medical school seats across both of its campuses.

On November 7, 2025, MEC authorized an increase of 100 medical school seats at ITPAC Porto, in the city of Bragança, in the State of Pará. With this authorization, the campus reached 150 medical school seats, and Afya reached 3,753 total approved medical school seats.

On December 19, 2025, MEC authorized an increase of 2 medical school seats at Afya Pato Branco, in the city of Pato Branco, in the State of Paraná. With this authorization, the campus reached 112 medical school seats, and Afya reached 3,755 total approved medical school seats.

On February 6, 2026, MEC authorized an increase of 63 medical school seats for Afya Abaetetuba (ITPAC – Instituto Tocantinense Presidente Antonio Carlos Porto S.A.), in the city of Abaetetuba, in the State of Pará. Because Afya Cametá and Afya Abaetetuba are located within the same federally designated healthcare planning region, Afya Cametá will not become operational, which allowed the authorization of these 63 additional seats at Afya Abaetetuba.

With this authorization, the campus reached 113 medical school seats, and, as of the date of this annual report, Afya has a total of 3,768 approved medical school seats across its portfolio, including 175 seats from Unidom which are subject to a final conclusion of the court proceedings. The continued operation of certain of these campuses was subject to the verification by MEC of the satisfactory implementation by Afya Brazil of all regulatory requirements. See “Item 4. Information on the Company—Business Overview—Our Geographic Presence.”

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

SoftBank Investment

In April 2021, we issued R$822 million (equivalent to US$150 million) of Series A perpetual convertible preferred shares to SBLA Holdco LLC, an affiliate of Softbank. On November 3, 2025, we repurchased all outstanding Series A perpetual convertible preferred shares from SoftBank for an aggregate purchase price of R$831.6 million, and such shares were subsequently cancelled. In connection with the repurchase, Maria Tereza Azevedo resigned from our board of directors, effective December 31, 2025.

Acquisition of Crescera Shares by Bertelsmann

On June 7, 2021, an affiliate of Bertelsmann acquired the entirety of the 23,074,134 Class B Afya’s common shares held by the private equity group Crescera Investimentos through Crescera Educacional II Fundo de Investimento em Participações Multiestrategia, or “Crescera Educacional,” pursuant to a provision in Afya’s amended and restated memorandum and articles of association then in effect and in the shareholders’ agreement between certain members of the Esteves family and Crescera Educacional, which granted Bertelsmann the right to acquire Crescera Educacional’s Class B common shares and become a party to the shareholders’ agreement.

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

B.       Business Overview

We are a medical education and technology company in Brazil focused on supporting physicians throughout their professional lifecycle, from medical school enrollment through residency preparation, graduate and specialization programs and continuing medical education, or CME, as well as throughout their clinical practice. Based on the number of medical school seats approved by MEC, we have the largest medical education footprint in Brazil.

Our Scale in Brazil

•	Largest medical education footprint in Brazil based on MEC-approved medical school seats
•	Presence across 21 Brazilian states through our undergraduate and graduate campuses
•	62 undergraduate and graduate medical school campuses
•	3,768 operating medical school seats, as of the date of this annual report.
•	300,646 users positively impacted by Afya across our education ecosystem

Our operations combine traditional medical education with digital solutions designed to support physicians throughout their careers. Through this integrated platform, we aim to deliver an end-to-end physician-centric ecosystem that serves and empowers students and physicians from the moment they enter medical school through residency preparation, graduate and specialization programs and continuing medical education, enabling them to engage in lifelong medical learning throughout their professional careers.

We operate our business through three segments: Undergraduate, Continuing Education and Medical Practice Solutions. These segments reflect our strategy of supporting physicians throughout their professional lifecycle, from medical education through clinical practice. For additional information regarding the performance of these segments, see “Item 5. Operating and Financial Review and Prospects.”

Undergraduate

Our Undergraduate segment which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs. These programs are delivered through our network of higher education institutions located across Brazil and are regulated by the MEC.

In addition to health sciences courses, which include medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition, and biomedicine, we also offer degree programs and courses in other disciplines across several of our campuses. These include undergraduate and graduate programs in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health courses are not part of our core business, although the number of non-health sciences courses we offer has increased as a consequence of our strategic acquisitions of multi-disciplinary schools with strong health sciences programs, which are the primary focus of our acquisition strategy. Although non-health courses are not part of our long-term growth strategy, we expect to continue offering them to the extent they generate local demand.

Continuing Education

Our Continuing Education segment, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content, designed primarily for physicians and medical students who seek professional development beyond undergraduate medical education.

We operate a portfolio of digital platforms that provide technical medical content, professional development tools and specialized training resources for physicians and medical students. These platforms offer a broad range of educational materials, including structured courses, mentoring programs for medical residency preparation, specialty training programs and professional development content. Our platforms also include educational resources designed to support physicians’ broader professional development, including soft skills training and educational materials covering financial literacy, accounting and investment fundamentals tailored for physicians.

Our educational content spans multiple medical specialties and includes courses, books and technical materials developed by physicians and medical experts. These resources cover a variety of medical disciplines, including cardiology, endocrinology, dermatology, gynecology and obstetrics, pediatrics and psychiatry, among others. Our platforms provide continuing education opportunities through medical update courses, specialization preparation programs and technical training modules designed to support physicians in maintaining and expanding their clinical knowledge.

In addition, we provide interactive digital learning tools designed to support medical education and professional training, including solutions focused on anatomy education and medical imaging. These platforms enable physicians, professors and medical students to explore anatomical structures and medical imaging through advanced digital visualization technologies. For example, our digital anatomy platform allows users to interact with photorealistic representations of the human body through virtual dissection and anatomy modules, providing an alternative educational resource for anatomy training. We also provide medical imaging solutions that allow physicians to visualize, manipulate, store and share diagnostic imaging data, supporting radiology and teleradiology workflows.

Through this segment, we seek to provide physicians with continuous access to educational content, specialized medical knowledge and digital learning tools that support their ongoing professional development throughout their careers.

Medical Practice Solutions

Our Medical Practice Solutions segment provides clinical decision, clinical management and doctor-patient relationships for physicians and provides access, demand and efficiency for the healthcare players.

Our Medical Practice Solutions portfolio includes four main categories of products and services: (i) Clinical Decision Support Platforms, (ii) Medical Practice Management Software, (iii) Healthcare Financial Services, and (iv) Digital Healthcare Ecosystem Solutions.

Clinical Decision Support Platforms.

We offer mobile and web-based applications that provide physicians and healthcare professionals with access to clinical references, treatment protocols, medical guidelines and other evidence-based resources used in daily clinical decision-making. Our platforms also provide medical content, expert commentary and scientific updates related to clinical practice.

Medical Practice Management Software.

We provide physician-focused software solutions designed to help healthcare professionals manage and operate their medical practices. These include electronic medical record systems delivered through a software-as-a-service (SaaS) model, clinical management platforms that support appointment scheduling, patient management and financial administration, telemedicine solutions for remote consultations and digital platforms that enable patients to identify physicians and schedule medical consultations online.

Healthcare Financial Services.

We also provide financial technology solutions designed to support physicians and healthcare providers in managing receivables and financial operations. Our platform enables healthcare professionals to manage receivable flows through financial structures such as FIDC (Receivables Investment Funds), helping address challenges associated with healthcare payment cycles.

Digital Healthcare Ecosystem Solutions.

Our technology portfolio also includes digital platforms that support electronic prescription workflows, provide information related to pharmaceutical products and pricing, facilitate communication between physicians and pharmaceutical companies and connect physicians, patients and healthcare devices through digital disease management and monitoring tools.

Together with our Undergraduate and Continuing Education segments, our Medical Practice Solutions segment completes our end-to-end, physician-centric ecosystem, supporting lifelong medical learning and enabling us to offer a broad portfolio of education, technology and professional solutions, while creating cross-selling and upselling opportunities across our physician user base.

Operating Scale and Capacity

As of December 31, 2025, we had 86,025 enrolled students, compared to 76,988 enrolled students as of December 31, 2024, representing an increase of 11.7% in 2025, and 66,034 enrolled students as of December 31, 2023, representing an increase of 16.6% in 2024.

Based on our number of MEC’s approved medical seats, as compared to our main competitors, we have the largest medical education footprint in Brazil. Our undergraduate and graduate campuses are spread across 21 Brazilian states, and our digital medical platform is available nationwide.

As of December 31, 2025, our network of 62 undergraduate and graduate medical school campuses consisted of 25 graduate facilities, 37 undergraduate operating units (i.e., units that have been approved by MEC and that have commenced operations) and 1 approved unit (i.e., a unit that has been approved by MEC but that has not yet commenced operations), compared to 57 campuses as of December 31, 2024 and 32 campuses as of December 31, 2023.

As of December 31, 2025, our network of medical school seats consisted of 3,705 operating seats (seats that have been approved by MEC and that have commenced operations), compared to 3,543 operating seats as of December 31, 2024 and 3,113 operating seats as of December 31, 2023.

Our business model is characterized by high revenue visibility and operating leverage. For the years ended December 31, 2025, 2024 and 2023, 95.7%, 95.4% and 95.5%, respectively, of our revenue was generated by our Undergraduate and Continuing Education segment, which are primarily driven by the monthly tuition fees charged to enrolled students.

The average monthly net ticket for medical school tuition fees was R$9,060 for the year ended December 31, 2025, which represented an increase of 2.8% from R$8,809 for the year ended December 31, 2024, which, in turn, represented an increase of 4.1% from R$8,460 for the year ended December 31, 2023.

Our strategy of combining organic expansion and selective acquisitions has supported consistent growth and profitability over recent years, as further discussed in “Item 5. Operating and Financial Review and Prospects.”

Recent Developments

On February 10, 2026, MEC formally cancelled the public call relating to the Mais Médicos III program, The program provided for the potential opening of up to approximately 5,700 new undergraduate seats, to be distributed across 95 cities with a limit of 60 seats per institution. As a result of the cancellation, our expected allocation of new medical school seats under this program will no longer occur under the previously announced timeline, potentially limiting near-term opportunities for organic expansion through the opening of new medical school seats.

The cancellation may also affect industry growth dynamics by slowing the pace of new seat additions, which could impact future revenue expansion prospects for operators seeking to grow through new authorizations. In this context, education groups may increasingly pursue alternative expansion strategies, including acquisitions of existing medical schools or approved seats, which could intensify competition for M&A opportunities and influence asset valuations, while also affecting the pace of market saturation in certain regions.

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

In addition, we have equipped ourselves through key initiatives for strategic and relevant acquisitions to our portfolio, including: the creation of our Shared Services Center dedicated to serving our business units and running our integration processes, the centralization of content creation and the creation of a dedicated sales team for each market we operate in.

Our recent acquisitions, which were all made through Afya Brazil, include:

DelRey

On January 2, 2023, we acquired 100% of the total share capital of DelRey, which acquisition encompasses the operations of Centro Universitário Tiradentes Alagoas, or UNIMA, and Faculdade Tiradentes Jaboatão dos Guararapes, or FCM Jaboatão. The transaction does not include the “UNIMA” and “FCM Jaboatão” trademarks, which were licensed to Afya during the first year of operation. The aggregate purchase price of R$816.2 million is comprised of: (i) R$575.0 million paid in cash on the transaction’s closing date; and (ii) R$234.0 million to be paid in three annual installments of R$134.0 million in January 2024, R$50.0 million in January 2025 and R$50.0 million in January 2026, as adjusted by the SELIC rate, none of which remains outstanding. The aggregate purchase also includes R$7.2 million estimated at fair value as of the date of acquisition relating to an offer of our digital solutions free of charge until December 31, 2030 for medical students of universities owned by the sellers but which were not a part of this transaction. On July 12, 2024, MEC authorized the increase of 80 medical school seats of UNIMA, which resulted in an additional payment of R$107.6 million to the former shareholders of UNIMA.

Unidom

On July 1, 2024, we acquired 100% of the total share capital of Unidom Participações S.A., which acquisition encompasses the operations of Unidompedro and Faculdade Dom Luiz, or “Unidom,” Instituição Baiana de Ensino Superior Ltda., or “IBES,” and SESSA — Sociedade de Educação Superior do Semi-Árido Ltda., or “Sessa.” The aggregate purchase price of R$620.8 million is comprised of: (i) R$340.8 million paid in cash on the transaction’s closing date; and (ii) R$280.0 million to be paid in ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each year immediately before payment. The remaining balance will be accelerated if a final and non-appealable ruling of certain court proceedings confirms the authorization for all 175 medical school seats. In turn, if a final ruling does not confirm the authorization for such 175 medical school seats, the outstanding balance will no longer be due.

FUNIC

On May 7, 2025, we closed the acquisition 100% of the total share capital of Faculdade Masterclass Ltda., or “FUNIC,” which has added 60 medical school seats to Afya in Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the state of Minas Gerais. The aggregate purchase price was R$100 million, of which R$60 million was paid in cash on the closing date, and R$40 million will be paid in three annual installments adjusted by the CDI rate. Additionally, the acquisition includes a potential additional payment for up to 60 medical school seats. If approved by MEC within 36 months of the closing date, we will be required to make an additional payment of R$1 million per approved seat, up to a maximum of 60 medical school seats. We do not have a legal or constructive obligation at the acquisition date and as of December 31, 2025. For more information, see note 1 in our audited financial statements included elsewhere in this annual report.

Our Competitive Strengths

Continuous focus on disrupting traditional medical education

•	We have an in-depth understanding of medical education and the related issues faced by students in Brazil. As the largest medical education group in Brazil on a per-seat basis, according to MEC, we are able to identify trends and adapt our services accordingly;
•	We have developed a methodological approach to learning that incorporates individualization and technology in both digital and physical format;
•	We currently produce content that is centralized, continuously updated and available to all our institutions and students;

•	We believe we have the largest end-to-end physician-centric ecosystem in medical education in Brazil, with 62 undergraduate and graduate medical school campuses, and 300,646 users in Afya’s ecosystem;
•	We believe we have developed the first instructional medical web series created globally, and we have completed two seasons;
•	We believe we are the first education group in Brazil to offer a fully digital and customized service for medical residency exam preparation;
•	We believe we are the first player to offer supplemental medical education content to third-party institutions through a business-to-business model; and
•	We started offering content and clinical tools for healthcare professionals, including mobile and web apps.

High-quality standards

Quality is a cornerstone of our value proposition. Our operating infrastructure and innovative methodological approach have achieved high levels of satisfaction across our medical schools. Through our digital platforms, we monitor our students’ learning experience using several criteria and variables. Our NPS, a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services, showed a consistent improvement across all groups of medical students in 2025 compared to 2024. Among students from the 1st to the 4th semester, the NPS decreased from 46 in 2024 to 43 in 2025. For those in the 5th to the 10th semester, it increased from 29 to 35. Finally, among students in the last two semesters of the program, the score went up from 31 to 38. This gradual improvement in our NPS score shows our continuing commitment to high-quality education and the medical careers of our students. Additionally, according to the latest results released by the Brazilian government in 2023, our average General Course Index, which is measured and published by MEC, and is based on certain institutional planning and development, academic and management criteria, was 2.60 on a scale of 1 to 5, in line with the Brazilian average of 2.62. See “Item 4. Information on the Company—Business Overview—Regulatory Overview—Regulatory Processes of Post-secondary Education Institutions—Accreditation of Post-secondary Education Institutions and Authorization and Recognition of Courses” for further information on the General Course Index.

In addition, through our online medical education platform that offers distance learning residency preparatory courses, we are able to monitor our students’ learning experience using several criteria and variables, including the educational materials they access and use, frequently asked questions, their study hours and schedule, and their attendance record. Furthermore, as a result of the quality of the content and methodology and the differentiated services we offer, third-party medical schools proactively contact us seeking to adopt our medical education content to improve their medical students’ learning experience and academic scores. As of December 31, 2025, 14 third-party schools had adopted our medical education content compared to 17 as of December 31, 2024.

The nature of our business model

Attractive financial model: We have a strong combination of significantly low customer acquisition costs, calculated as the sum of sales and marketing and personnel expenses divided by student additions, which were approximately R$1,190, R$1,576 and R$1,415 per student as of December 31, 2025, 2024 and 2023, respectively, high occupancy rates of approximately 100% of medical school seats in our medical schools as of December 31, 2025, 2024 and 2023, strong net cash flows from operating activities which was R$1,531.6 million, R$1,432.7 million and R$1,043.6 million for the years ended December 31, 2025, 2024 and 2023, respectively, and Operating Cash Conversion Ratio which was 93.7%, 102.2% and 97.1% as of December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, our Lifetime Value (LTV) was R$488,020, calculated as the gross profit per student of R$81,337 divided by 17% (to account for one-sixth of the student base graduating every year). As of December 31, 2024, our LTV was R$447,647, calculated as the gross profit per student of R$74,602 divided by 17%. As of December 31, 2023, our LTV was R$423,308, calculated as the gross profit per student of R$70,551 divided by 17%.

Contracted growth: We have contracted growth visibility into medical schools that are in the initial six years of operations as a result of the six-year maturation cycle of our medical school seats. This cycle begins when a medical school becomes operational, with a first-year medical school class that progresses through the required six years as the next classes begin behind it, and ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats). Since the maximum number of medical seats per medical school is set by regulation, the only way to grow our medical school seats, and thus our numbers of enrollments, is through acquisitions or starting new medical schools. As of December 31, 2025, we had 3,755 approved medical school seats, including 175 seats from Unidom which are subject to a final conclusion of the court proceedings, out of an expected total capacity of 27,036 medical school enrollments by 2031, which gives us visibility as to the growth potential of our revenues over the period. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation.”

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

Purpose driven culture

Medical education requires a core human value: compassion. As we endeavor to revolutionize medical education in Brazil, we believe that by training and educating better physicians we are helping people and their communities across Brazil. This mission has united families and entrepreneurs, executives and sponsors with over 20 years of know-how and expertise in the education sector. Our internal satisfaction survey conducted in 2025 showed employee satisfaction levels of 90 out of a possible 100, based on several criteria, such as trust in, and a commitment to, our values, leadership satisfaction, work satisfaction, learning and development, and active participation in our activities, reinforcing our strong commitment to our mission and purpose.

Instituto Afya

On October 31, 2025 Afya Brazil and Unigranrio established a partnership and incorporated the Instituto Afya, which is an independent non-profit organization that aims to promote solutions to chronic non-communicable conditions (CNCCs) through research, cross-sector collaboration, and engagement with diverse segments of society. Its activities are aimed at improving the quality of life of the Brazilian population through research, innovation, stakeholder engagement, and cross-sector collaboration. The Institute operates through partnerships with public and private sector entities to generate knowledge and develop initiatives designed to expand access to healthcare, with an emphasis on prevention and care delivery. Its activities are intended to support the development of sustainable solutions that contribute to a more efficient and inclusive healthcare system.

Our Growth Strategies

We aim to continue to grow organically and through acquisitions and to generate greater shareholder value by implementing the following strategic initiatives:

Maturation of current number of authorized medical school seats

We benefit from contracted growth visibility in our medical schools that are in the initial six years of operations, which we derive the six-year maturation cycle of our medical school seats, which begins when a medical school becomes operational, with a first year medical school class which progresses through the required six years as the next classes begin behind it, and which ends when the medical school has six school years of medical students and has therefore reached capacity at maturation (i.e., the maximum number of approved seats).

Since the maximum number of medical seats per medical school is set by applicable regulations, the only way to grow our medical school seats, and thus our number of enrollments, is through acquisitions or starting new medical schools. As of the date of this annual report, assuming full compliance with applicable regulations and that our campuses mature as expected, we estimate reaching a total medical student base of 27,130 students by 2031. See “Item 5. Operating and Financial Review and Prospects—Medical School Regulatory Capacity and Capacity at Maturation” and “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry—The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could limit our ability to operate medical programs, obtain new authorizations or accreditations, maintain our regulatory approvals, or obtain re-accreditations, which could materially impact our business.”

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

Expand our graduate programs enrollments base

Due to the shortage of medical residency seats and the growing demand for medical undergraduate courses, we believe we will be able to expand our current offering in the Undergraduate segment.

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

Continue to selectively pursue M&A opportunities

Our acquisition strategy is primarily focused on expanding our medical school footprint by adding new institutions to our existing portfolio, which we believe supports our long-term growth and reinforces our position as a leading medical education provider in Brazil.

We also plan to selectively pursue acquisitions that will complement our current medical education services offering and/or enhance our product portfolio, such as digital content platforms, continuing medical education institutions and other medical certification companies, among others. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time.

We believe that we have developed a strong capability and track record of acquisitions. In 2025, we acquired FUNIC, which increased our number of approved medical school seats by 60 approved seats. In 2024, we acquired Unidom, which increased our number of approved medical school seats by 300 seats authorized, of which 125 are final and 175 are subject to a final conclusion of the court proceedings. In 2023, we acquired DelRey, which encompasses the operations of UNIMA and FCM Jaboatão. Our acquisition strategy is mainly focused on expanding our medical school footprint by adding new institutions to our existing portfolio.

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

Our Geographic Presence

Our headquarters and most of our shared services operations are located in Belo Horizonte in the State of Minas Gerais. Our content creation and dedicated sales team is located in São Paulo, in the State of São Paulo.

As of December 31, 2025, our network consisted of a total of 62 undergraduate and graduate campuses: (i) 37 undergraduate campuses, out of which 32 offer a medical course and (ii) 25 graduate campuses that offer medicine- and health-related courses.

The chart and table below illustrate our current footprint of undergraduate medical schools, as of the date of this annual report.

Campus	State	Brand	Year of Acquisition	Approved Medical School Seats(1)	Semester(2)
Porto	TO	ITPAC Porto	Before 2018	120	02.04
Pato Branco	PR	FADEP	2018	50	02.17
Pato Branco	PR	FADEP	2018	60	02.19
Pato Branco	PR	FADEP	2018	2	01.26
Itajubá	MG	CCSI	2018	87	01.68
Parnaíba	PI	IESVAP	2018	80	02.15
Palmas	TO	ITPAC	2018	120	02.17
Teresina	PI	IESP	2018	110	02.04
Teresina	PI	IESP	2018	61	02.17
São João Del Rei	MG	IPTAN	2018	38	02.15
São João Del Rei	MG	IPTAN	2018	11	02.16
Araguaína	TO	UNITPAC	2018	80	02.06
Ipatinga	MG	UNIVAÇO	2018	100	01.99
Marabá	PA	FACIMPA	2019	120	02.19
Vitória da Conquista	BA	FASA	2019	100	01.15
Itabuna	BA	FASA	2019	85	02.18
Itabuna	BA	FASA	2019	64	01.23
Cruzeiro do Sul	AC	ITPAC - Mais Médicos	2019	50	01.21
Santa Inês	MA	ITPAC - Mais Médicos	2019	50	02.20
Manacapuru	AM	ITPAC - Mais Médicos	2019	50	02.22
Itacoatiara	AM	ITPAC - Mais Médicos	2019	50	02.22
Abaetetuba	PA	ITPAC - Mais Médicos	2019	50	02.22
Abaetetuba	PA	ITPAC - Mais Médicos	2019	63	01.26
Bragança	PA	ITPAC - Mais Médicos	2019	50	02.22
Bragança	PA	ITPAC - Mais Médicos	2019	100	01.26
Itaperuna	RJ	UniRedentor	2019	112	02.15
João Pessoa	PB	FCMPB	2020	24	02.17
João Pessoa	PB	FCMPB	2020	33	02.18
João Pessoa	PB	FCMPB	2020	80	02.16
João Pessoa	PB	FCMPB	2020	20	02.18
Redenção	PA	FESAR	2020	120	02.18
Porto Velho	RO	UniSL	2020	52	02.19
Porto Velho	RO	UniSL	2020	130	02.05
Ji-Paraná	RO	UniSL	2020	28	02.21
Guanambi	BA	FIP Guanambi	2021	60	02.18
Guanambi	BA	FIP Guanambi	2021	40	01.24
Garanhuns	PE	ITPAC	2021	120	02.21
Montes Claros	MG	UNIFIPMOC	2021	100	02.07
Duque de Caxias	RJ	UNIGRANRIO	2021	110	01.97
Duque de Caxias	RJ	UNIGRANRIO	2021	88	02.17
Rio de Janeiro	RJ	UNIGRANRIO	2021	110	02.04
Rio de Janeiro	RJ	UNIGRANRIO	2021	10	02.24
Alagoas	AL	UNIMA	2023	100	02.14
Alagoas	AL	UNIMA	2023	40	02.16
Alagoas	AL	UNIMA	2023	80	02.24
Jaboatão	PE	FCM Jaboatão	2023	100	01.18
Jaboatão	PE	FCM Jaboatão	2023	100	01.19
Unidompedro (3)	BA	UNIDOM	2024	300	01.21
FCM Contagem	MG	FUNIC	2025	60	02.25

(1)	Number of medical school seats presented are estimated.
(2)	Schools with six or more years of operations are considered fully matured.
(3)	300 seats authorized, of which 125 are final and 175 are subject to a final conclusion of court proceedings.

Industry Overview

Introduction to Brazil’s Education Environment

Brazil’s education environment has become increasingly open to private capital. At the same time, the government has continued to play an important role through the municipalities, states, and federal government.

Post-Secondary Education

Higher education in Brazil differs significantly from pre-secondary education. According to the most recent data from the Censo da Educação Superior published by the INEP, the vast majority of higher education schools are under private management. As of the 2024 census, Brazil had approximately 2,561 higher education institutions, of which 2,244 were private and 317 were public, meaning that approximately 87.6% of all higher education institutions were privately operated.

Higher education institutions are divided into three categories depending on the number of courses they offer, seniority of the teaching staff, and amount of research they conduct: they can be classified as colleges, university centers or universities. Typical post-secondary programs take between four to six years to complete. While some courses in these programs only occur during a certain period of the day (i.e., morning, afternoon, or evening), others are offered as full day courses. Tuition is paid on a monthly basis, primarily out of pocket by students and their families. Government financing is available, but not easily accessible. The main programs are FIES and PROUNI, which have historically represented a relevant source of student financing in Brazil, according to Sinopse Estatística da Educação Superior.

Introduction to Brazil’s Medical Education Industry

In Brazil, aspiring physicians apply to medical school following graduation from secondary education. Medical school in Brazil is a six-year undergraduate program. Upon graduation, medical students gain a license and can start working as generalist physicians. At this point, they usually consider alternatives to gain a certification for one or more medical specialties.

The first and most common path to obtaining a medical specialty certification is through a medical residency program. Candidates seeking admission to a residency program must pass a competitive entrance examination administered by the institution offering the program. Once admitted, physicians begin their residency training and generally receive a government-funded stipend during the specialization period. If the physician wants to pursue a subspecialty, he or she will need additional years of study, which may require a separate competitive admission process.

Medical professionals who do not pursue or are not admitted to a residency program may still obtain a medical specialty certification through alternative pathways. In Brazil, specialty titles are generally granted by medical specialty societies affiliated with the AMB, and typically require candidates to meet certain eligibility criteria and pass a certification examination. These criteria may include a minimum period of professional practice, supervised clinical experience, or completion of recognized postgraduate training programs, among other requirements. Depending on the specialty and the candidate’s professional experience, it may take several years for a generalist to meet the criteria and, in this context, graduate courses can be a shorter path to reach eligibility sooner.

As medical science continues to evolve very rapidly, physicians must seek ways to stay up to date on those developments. For that purpose, physicians and other medical professionals tend to use numerous sources of continuing medical education, or CME, including short-term programs, scientific paper digests, and medical congresses, among others.

Regulatory Overview and Mais Médicos Program

Medical education in Brazil is subject to regulatory terms that aim to guide the geographic distribution and expansion of medical school seats across the country. Since 2013, the Brazilian government has implemented initiatives to increase the number of annual medical school and residency positions, including the Mais Médicos program, a strategic initiative designed to expand access to primary healthcare services in underserved municipalities, strengthen healthcare infrastructure, and promote a more balanced distribution of medical professionals nationwide.

The legal framework for this initiative was established by the Mais Médicos Law, which set forth rules governing the authorization of new medical courses in Brazil and introduced regulatory criteria to guide the expansion and geographic allocation of medical school seats across the country. Among the criteria considered in the authorization process, two relevant aspects are (i) the importance of these new openings in a specified region and (ii) the sufficiency of the current medical infrastructure in both public regional hospitals and in the applicant medical institution in order to obtain government authorization, particularly with respect to the availability of public hospital beds within Brazil’s Unified Health System (SUS) for medical practice scenarios.

From its creation in 2013 until the date of this annual report, MEC, through SERES, has announced three public calls for the selection of proposals for the authorization of medical courses on a national scale, although the most recent public call was subsequently cancelled: the Mais Médicos I program in 2013, the Mais Médicos II program in 2018, and the Mais Médicos III program in 2023, although the most recent public call was subsequently cancelled.

Mais Médicos I and Mais Médicos II jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be increased by up to 100 seats each in accordance with the Mais Médicos regulation. Following the increase in annual offerings through Mais Médicos, on April 5, 2018, MEC announced that the government had decided to freeze the new offering of medical school seats for a period of five years pursuant to Ordinance No. 328/2018. The decision was based on the need to evaluate the impact of opening new medicine courses in Brazil. On April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/2018 and set new rules for the opening of new medicine courses.

Following the issuance of Ordinance No. 650/2023, on October 4, 2023, MEC, through SERES, announced a public call for the selection of proposals for the authorization of medical courses on a national scale under the Mais Médicos III program. The rules for the program set forth the criteria for new undergraduate medical school seats and provided for the potential opening of up to approximately 5,700 new undergraduate seats, to be distributed across 95 cities with a limit of 60 seats per institution. However, on February 10, 2026, MEC formally cancelled the public call relating to the Mais Médicos III program, with immediate effect. As a result, the authorization process contemplated under that public call was discontinued.

Although the Mais Médicos program requires a public call prior to the authorization of a new medicine course, some educational institutions have been judicially challenging this restriction before Brazilian courts to compel MEC to receive and review requests for new medicine courses outside the Mais Médicos program rules, alleging that these rules constitute an undue restriction on freedom of competition. Certain courts may ultimately compel MEC to receive and review these requests. For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We face significant competition in the provision of our educational services. If our competition increases or if we fail to compete efficiently, we may lose market share, and our profitability may be adversely affected.”

In addition, the increase in medical school seats in existing undergraduate courses is regulated by specific rules, including, but not limiting to Ordinance No. 1,771, dated September 1, 2023, which allowed educational institutions that already operate authorized undergraduate medical programs to request an increase in medical school seats by submitting a request to MEC and is subject to compliance with applicable regulatory criteria, including academic quality indicators, limits on the percentage of seat expansion permitted for each program, and the availability of adequate healthcare infrastructure and clinical training capacity within SUS.

Brazilian Medical Education Quantitative Assessment

Given the national regulatory framework, expanding medical school seats depends mostly on quality attributes and the need for additional doctors in the given geography. While the number of medical school seats remained approximately unchanged between 2005 and 2012, the federal government introduced public policy initiatives aimed at addressing the shortage of physicians, including the Mais Médicos program, which accelerated the expansion of medical education capacity beginning in 2013.

Mais Médicos I and Mais Médicos II jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be subject to an increase of up to 100 seats, each in accordance with the Mais Médicos regulation.

According to the Demografia Médica do Brasil report—which is co-produced by the Brazilian Medical Association (Associação Médica Brasileira, or AMB) and the University of São Paulo, Brazil, or Demografia Médica—the number of physicians in Brazil increased from 310,800 to 635,706 from 2010 to 2025, representing an 104.5% increase. With that demand in place, a supply of new healthcare professionals is expected to keep growing to keep up with the increased demand for public and private health services.

By 2025, the total number of physicians in Brazil increased to 635,706 professionals, implying 2.98 doctors per 1,000 inhabitants.

Projection of the Number of Physicians in Brazil (2023 to 2035)

Source: Demografia Médica, 2025. 2024-2035 figures are projections

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

Brazil’s Aging Population

Brazil’s aging population is expected to drive an increase in demand for physicians and other healthcare service providers. Although Brazil currently has a younger population than most developed countries, demographic projections indicate that the country will experience a rapid aging process in the coming decades. The share of the population aged 65 and over is projected to increase significantly, reaching nearly 22% by 2050, according to projections from the Organisation for Economic Co-operation and Development, Health at a Glance 2025: OECD Indicators (OECD Publishing, 2025). Compared to 1995, life expectancy at birth is up from 66 years to 76 years in 2023, according to the Instituto Brasileiro de Geografia e Estatística, or IBGE, driven primarily by medical and health improvements.

By 2030, 13.5% of the Brazilian population is expected to be older than 65 years, compared to 7.3% in 2010. Furthermore, in 2060, the percentage of the population of 60 years and older is expected to exceed the number of people 19 years and under, according to the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Population Distribution by Age Group—Brazil

Source: IBGE, 2024.

Increase in Medical Services Demand

The long-suppressed demand for health services in Brazil is expected to continue to increase given demographic changes in Brazil as well as a larger portion of the population being able to access private healthcare services. As of December 31, 2025, Private Health Insurance penetration in Brazil reached 24.4%, according to data from ANS. This level is lower than that observed in other countries. Even with the expected increase in medical graduation, the demand for healthcare services is expected to surpass the current supply of physicians by medical schools creating a continued demand for medical courses and graduate education.

According to Demografia Médica, Brazil had 2.98 doctors per 1,000 inhabitants in 2023, which is considerably below the international average and the average of developed countries, which have been through the demographic changes that are expected to happen in Brazil. For example, according to Demografia Médica, Italy had an average of 4.24 doctors per 1,000 inhabitants in 2023. Considering the projections of a total of 635,706 physicians in 2025 versus Brazil’s population growth over the same period, Brazil would still have approximately 2.98 doctors per 1,000 inhabitants, which is still below the OECD average.

Doctors per Thousand Inhabitants, According to Selected OECD Countries (2023).

Source: OECD, 2023.

Shortage and Distribution of Medical Professionals in Brazil

Brazil’s low medical density and inequality in physician distribution is illustrated in the figure below. As of 2024, São Paulo and Rio de Janeiro had 3.8 and 4.2 doctors per 1,000 inhabitants, respectively, while the states of Maranhão and Pará had 1.3 and 1.4 doctors per inhabitant, respectively. The north and northeast regions are Brazil’s most underserved areas and have been the focus of governmental physician assignment programs.

Distribution of Doctors According to Brazilian States—2024

Doctors distribution ratio per 1,000 inhabitants in major regions, in 2024 Brazil
| BRAZIL, 2024
57,112,096 Population
126,402 Doctors
2.21 Ratio
NORTHEAST
18,669,345 Population
31,706 Doctors
1.70 Ratio
NORTH
88,617,693 Population
334,105 Doctors
3.77 Ratio
SOUTHEAST
17,071,595 Population
58,705 Doctors
3.44 Ratio
MIDWEST
31,113,021 Population
103,028 Doctors
3.31 Ratio
SOUTH

Source: Demografia Médica, 2024

Compelling Financial Rewards for Pursuing a Medical Career

One of the notable arguments for pursuing a medical career in Brazil is the potential financial outcome for the future physician, with higher salaries and fast payback. The main points of view that support the increasing demand for medical education analysis are: (i) a reported employability rate of approximately 92% for medical school graduates in Brazil, based on available data from Instituto Semesp, 2024; (ii) salaries for medical school graduates that are significantly higher than those of graduates from other fields, and (iii) its above-average income after graduation results in a relatively short payback period compared to other undergraduate programs, even when accounting for the comparatively high tuition associated with the six-year medical undergraduate program.

Source:

(1) Instituto Semesp, 2024

(2) Demografia Médica 2025,

(3) Afya’s Research Center,

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

We compete directly or indirectly with other post-secondary institutions that offer medical courses or any of the other higher education courses in our portfolio. This market is very fragmented and currently, there are more than 300 other institutions that offer medical courses in Brazil. The following table sets forth our main competitors and the number of approved medical school seats they had as of December 31, 2025:

Number of Approved Medical School Seats
Company	As of December 31, 2025
Afya Brazil	3,755
Player 1	2,060
Player 2	1,867
Player 3	1,069
Player 4	1,001

The market for graduate medical courses has been growing rapidly and we have recently experienced increasing competition from traditional education institutions that previously had been limited to providing undergraduate courses and have since begun to offer graduate programs.

Our Products and Services

We report our results of operations for each of the following three operating segments:

•	Undergraduate, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;
•	Continuing Education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and
•	Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

We offer the following educational products and services to lifelong medical learners enrolled across our evolving distribution network, as well as to third-party medical schools.

Undergraduate

Medical Schools

•	A fully integrated core curriculum is offered to our medical school students across all our campuses.
•	All our medical students have access to our supplemental instructional platforms as part of the internship module of their medical course, which we implemented for all incoming medical students of the fifth and sixth academic year.

Other Programs

•	Other national core curriculum is offered to all students across all of our undergraduate campuses: healthcare degrees and a subset of non-healthcare degrees, including business and engineering degrees offered by the companies we invested in or acquired.

Continuing Education

Residency Journey

•	Instructional content in digital format is offered to medical students and newly graduated physicians to prepare them for medical residency exams.
•	Supplementary instructional content in digital format is offered to third-party medical schools that adopt our services.
•	As of December 31, 2025, 2024 and 2023, we had 12,990, 16,381 and 12,170, respectively, enrolled students in our medical residency preparatory courses.

Graduate Journey

•	We offer a wide array of options for doctors pursuing specialization, whether through graduate medical courses or preparatory programs for specialist title exams. These students also have access to some of our supplemental instructional platforms.
•	Supplemental instructional content for different medical specializations is offered to individual lifelong medical learners in our graduate courses.
•	As of December 31, 2025, 2024 and 2023, we had 10,234, 8,527 and 7,722 enrolled students in our graduate courses, respectively.

Other Courses — B2P and Business to Business Offerings

•	We provide courses that extend beyond medical practice, focusing on lifelong learning and the development of both technical and interpersonal skills essential for well-rounded medical professionals.
•	These programs cater to physicians seeking to stay current throughout their careers while enhancing their technical expertise.
•	As of December 31, 2025, 2024 and 2023, we had 31,815, 25,613 and 27,188 enrolled students in our other courses, respectively.

Medical Practice Solutions

•	Subscription-based mobile app and website portal focused on assisting health professionals and students with clinical decision-making for 30 medical specializations through tools such as medical calculators, charts and updated content, including prescriptions, clinical scores, medical procedures and laboratory exams, among others.
•	Free instructional content we offer to physicians, healthcare professionals and students.
•	As of December 31, 2025, we had approximately 195,504 active paying users, consisting of approximately 156,598 in Clinical Decision and 38,906 in Clinical Management. As of December 31, 2024, we had approximately 195,018 active paying users, consisting of approximately 161,283 in Clinical Decision and 33,735 in Clinical Management. As of December 31, 2023, we had approximately 183,602 active paying users, consisting of approximately 153,541 in Clinical Decision and 30,061 in Clinical Management.

The following chart sets forth our market share by career aging cohort as of December 31, 2025:

Our Lifelong Medical Learner Clients

As of December 31, 2025, we had a total of 141,064 students across all our segments, including 25,556 enrolled in our undergraduate medical programs, 12,990 enrolled students in our medical residency preparatory courses, 10,234 enrolled students in our medical graduate courses, and 31,815 enrolled students using our other B2B and B2P offerings.

In addition to health sciences courses, which comprise medicine, dentistry, nursing, radiology, psychology, pharmacy, physical education, physiotherapy, nutrition and biomedicine, we also offer degree programs and courses in other non-health sciences subjects and disciplines across several of our campuses, including undergraduate and graduate courses in business administration, accounting, law, civil engineering, industrial engineering and pedagogy. These non-health sciences courses are not part of our core business—the number we offer has increased as a consequence of our strategic acquisitions of multi-disciplinary schools with strong health sciences programs, which are our principal focus. Although non-health courses are not part of our growth strategy, we expect to continue to offer them to the extent they generate local demand. These non-health sciences programs represented 6.3%, 6.3% and 6.5% of the total revenues of our Undergraduate segment in 2025, 2024 and 2023, respectively.

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

Under the Public FIES and the Social FIES modalities, financing is provided by federal government resources and contributions from Higher Education Institutions, or HEIs through the Fundo Garantidor do FIES, the FG-FIES fund. Under this framework, participating HEIs contribute to the fund through the retention of a percentage of financed tuition receivables, which is allocated to the FG-FIES to form a reserve designed to mitigate the risk of default in FIES financing operations. This structure supports the operation of the FIES program by providing a credit risk mitigation mechanism for participating institutions and financial agents. With respect to this fund, on November 1, 2023, Law No. 14,719 was enacted and set a maximum contribution limit to the FG-FIES at 27.5%. This limit applies to contributions made by maintaining entities voluntarily joining the program after the fifth year of their participation. In addition, as part of the conditions and rules of the FIES program, private higher education institutions that apply for the program can immediately increase up to 10% of their authorized vacancies annually.

For more information, see “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— Changes to the rules, judicial interpretations, administrative decisions or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business” for further information.

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

Other Private Financing Program

In addition to PROUNI and FIES, Afya participates in private financing programs through external partners (Pravaler, Bradesco, Sicoob, CashMe, BNB, Emcash and Alume) for undergraduate students. Moreover, in 2024 we launched our own financing program for some of its units to support medical students who were not eligible for other types of financing.

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

Cutting-Edge Digital Platform

We believe we deliver modern, bespoke verbal and practical teaching. We continuously invest in creating innovative, technology-enabled activities and features to enhance our platform. We offer our medical school students doing internships or studying for residency exams the following features through our digital platform:

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

Medical specializations centers: Our campuses offer simulation centers and clinics where students can practice primary and secondary care, leveraging the learning process and providing medical assistance to the local population; and

Practical learning network: Throughout the internship cycle, our students can access over 596 partner teaching hospitals and clinics, the largest network of any education group in Brazil.

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

Seasonality of Operations

Undergraduate segment revenues are related to the intake process and monthly tuition fees charged to students, and do not significantly fluctuate from quarter to quarter. Continuing Education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which generally do not experience significant fluctuations resulting from seasonality and (ii) revenue derived from the sales of e-books which are recognized at the point in time when control is transferred to the customer, which is generally concentrated in the first and last quarter of the year due to the period of enrollments. Consequently, the Continuing Education segment generally has higher revenues and results of operations in the first and last quarters of the fiscal year than in the second and third quarters of the fiscal year. Medical Practice Solutions revenues derive mainly from Whitebook and iClinic, which do not experience significant fluctuations resulting from seasonality.

Marketing and Sales

Our marketing strategy is designed to efficiently identify, qualify and convert prospective students and physicians into enrollments and product adoption across our educational and digital solutions portfolio, while maximizing lifetime value within our physician ecosystem.

We execute this strategy through three integrated and continuously optimized stages:

•	Identification: We deploy a diversified mix of digital and offline channels, amplified by our owned media and social platforms, to distribute relevant, educational content tailored to each stage of the physician journey, from undergraduate students to practicing physicians. This approach supports continuous engagement with our solutions across both academic and professional milestones, including our educational programs, mobile applications, and practice management software.

•	Qualification: Upon lead capture, we segment and nurture prospective students and physicians through personalized content aligned with their academic stage, clinical practice needs, and professional goals. Concurrently, we apply data-driven scoring models to prioritize high-intent leads, improving resource allocation and increasing downstream conversion efficiency across both educational offerings and digital products.
•	Conversion: Sales-qualified leads are routed to dedicated commercial teams that execute structured, performance-driven campaigns. Conversion is actively managed through rigorous monitoring of funnel metrics, enabling continuous optimization of both sales productivity and customer experience, across enrollments as well as adoption of our digital solutions.

Given our end-to-end and physician-centric model, we support learners and professionals throughout their entire lifecycle. As a result, our funnels are dynamically calibrated based on supply-demand dynamics across segments (including undergraduate medical education, preparatory courses, postgraduate programs, and digital practice solutions), competitive intensity, and broader market conditions.

Our primary strategic focus is attracting and enrolling top-tier students into our medical schools. In preparatory and postgraduate segments, as well as in our digital solutions for physicians, we emphasize clear communication of learning outcomes, clinical and operational value, and overall cost-benefit proposition, reinforcing a strong value proposition that drives both enrollment and product adoption.

Our marketing and sales operations are supported by a robust technology stack, including Salesforce, Marketing Cloud, Insider, Braze, ActiveCampaign, HubSpot, and advanced analytics and performance measurement tools, enabling end-to-end tracking, personalization, and optimization across the full physician lifecycle.

We believe that our vertically integrated business model, combined with the extensive and effective use of CRM and data analytics capabilities, provides us with a significant competitive advantage—namely, the ability to identify, engage, and offer tailored educational and digital solutions, including applications and practice management software, to a substantial share of medical students and physicians across Brazil.

Technology and Intellectual Property

Technology

We have implemented several initiatives to improve operational efficiency and to integrate processes across several campuses and operations. We plan to continue this process in the future to fully consolidate Afya Brazil’s integrated systems with those of our recent acquisitions.

Shared Services Center

We have invested in a modern Shared Services Center, or SSC, to process back-office and non-student-facing transactions. The SSC centralizes a broad range of administrative functions, including finance, accounting, procurement and human resources, and operates with standardized processes and dedicated teams. It currently has idle capacity and is expected to enable student-base growth with low marginal costs.

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

As of the date of this annual report, Medical Harbour, independently operates its own ERP system and has not yet migrated to the TOTVS RM platform. Its operations are conducted in coordination with our standards and are integrated into the Canvas LMS ecosystem. We are working to migrate the systems from Medical Harbour in order to fully incorporate it into our integrated systems.

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

As of the date of this annual report, we had no issued patents and one patent application pending in Brazil. As of December 31, 2025, we owned 415 trademark registrations in Brazil and 8 abroad, and we have also sought to register other trademarks in the United States, in the European Union, Portugal, Mexico, China and Colombia. As of the date of this annual report, we have 405 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 381 registered domain names in Brazil and 60 registered international domain names, and have registered four software programs in Brazil.

Insurance

We have insurance policies with reputable insurers in amounts considered sufficient by our management to cover potential losses arising from indemnities that we may have to pay to third parties as a result of our operations. The policies for our operating units have an aggregate coverage limit of up to approximately R$395.4 million. The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking coverage compatible with its size and operations in the market. We seek coverage against risks that are compatible with our scale and type of operations, considering the nature of our activities, the risks we are exposed to, market practices in our industry, and the advice of our insurance consultants.

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

In addition, the Brazilian federal government has historically established decennial National Education Plans (Plano Nacional de Educação, or “PNE”) to define strategic guidelines for the education sector. The first PNE was enacted by Law No. 10,172, of January 9, 2001, followed by a subsequent plan for the 2014–2024 period, instituted by Law No. 13,005, of June 25, 2014.

In 2026, a new PNE was approved by the National Congress and is pending presidential sanction. Once enacted, it is expected to establish a ten-year framework (2026–2036) focused on expanding access to education, improving learning outcomes and reducing regional and socioeconomic disparities, with increased emphasis on territorial equity and alignment with labor market needs.

With respect to higher education, the proposed framework is expected to support enrollment growth, particularly in underserved and underpenetrated regions, and to promote the expansion of education beyond major urban centers. The plan also includes initiatives aimed at improving educational infrastructure and connectivity, which may enhance operating conditions and support scalable and technology-enabled learning models.

In addition, the increased emphasis on quality, employability and alignment with essential public services, including healthcare, is expected to favor institutions with strong academic standards, governance and focus on professional training, while supporting the continued development and consolidation of the sector.

The goals and strategies set forth in the proposed PNE are expected to apply across all federative entities and to serve as a key policy reference for both public and private education institutions operating in Brazil.

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

Conselho Federal de Medicina (“CFM”)

The Conselho Federal de Medicina, or CFM, is the federal professional regulatory body responsible for overseeing the ethical and professional standards governing the practice of medicine in Brazil. The CFM operates in conjunction with the Regional Medical Councils (Conselhos Regionais de Medicina, or “CRMs”), which together form the Brazilian Medical Councils System. While the CFM establishes general rules, ethical standards and professional guidelines applicable to physicians nationwide, the CRMs are responsible for the registration of physicians and the supervision and enforcement of professional conduct at the state level.

In order to practice medicine in Brazil, physicians must hold a medical degree issued by a higher education institution duly accredited by the MEC and must also obtain registration with the CRM of the jurisdiction in which they intend to practice. The medical councils are also responsible for monitoring compliance with the Medical Code of Ethics and other professional regulations applicable to physicians.

Although the CFM does not regulate higher education institutions or authorize the operation of medical schools, it plays an institutional role in the broader healthcare and medical education environment in Brazil. The CFM frequently participates in public policy discussions and debates relating to the quality of medical education, the expansion of medical school seats and other matters related to the training and qualification of physicians. In this capacity, the CFM may issue technical opinions, studies and public statements that may influence legislative or regulatory initiatives concerning medical education.

Brazilian Health Regulatory Agency (Agência Nacional de Vigilância Sanitária, or “ANVISA”)

The ANVISA is the federal authority responsible for regulating and supervising health-related products and services in Brazil, including healthcare facilities, medical devices and digital health solutions. Although ANVISA does not directly regulate higher education institutions, sanitary regulations may apply to healthcare-related facilities and activities used in practical training for healthcare programs, such as teaching hospitals, clinics and laboratories, as well as to activities and infrastructure associated with our Medical Practice Solutions segment, to the extent they involve regulated healthcare services, medical devices or software qualifying as Software as a Medical Device under applicable Brazilian regulations. Accordingly, we must comply with applicable sanitary regulations, including approval, certification, licensing and inspection requirements. Failure to comply with, or to adapt to evolving regulatory standards may result in operational restrictions, required modifications to our products or services, increased compliance costs or administrative penalties, which could adversely affect our ability to offer certain solutions and impact our operations.

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

Distance Learning

Distance learning in Brazil is regulated by article 80 of the LDB, by Decrees 9,057 and 9,235, both of 2017, by Ordinances No. 11 and 23, both of 2017, and CNE’s Resolution No. 1, of 2016, as amended by Ordinance No. 528 of June 6, 2024, and by Decree No. 12,456 of May 19, 2025.

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

Although distance learning is defined by the absence of direct contact between students and teachers, there are activities that must be conducted on-site, such as tutorials, evaluations, internships, professional practice, laboratory and dissertation defense, which are to be provided in the educational and development projects of the institution and the course. Accordingly, distance learning institutions must provide the necessary infrastructure for the students to conduct those activities, using the headquarters of the education institution or smaller supporting units throughout the country. Distance learning supporting units are no longer subject to on-site evaluation or required to obtain prior authorization from MEC in order to be set up or operated. Pursuant to Ordinance No. 11/2017, such units can be created by a unilateral decision of the institution itself. Nevertheless, such units remain subject to MEC’s supervisory authority, including documentary review, monitoring and inspection procedures, in accordance with the post-authorization oversight framework strengthened by Decree No. 12,456/2025.

Distance courses and programs must be projected with the same defined duration as the respective on-site courses. The evaluation of the performance of students for promotion, conclusion of the course and obtainment of diplomas and certificates must be conducted through the conclusion of the programmed activities and on-site exams by the accredited HEIs, following procedures and criteria defined in the respective PPC.

The evaluation of the distance learning courses is performed in a very similar manner as the evaluation of on-site courses, and is conducted within the scope of SINAES. In the event of any irregularity or non-compliance to any of the previously established conditions set by MEC, the competent body may initiate an administrative proceeding that may result in one or more penalties, such as: (i) forfeiture of accreditation or reaccreditation to operate as a distance learning institution; (ii) intervention; (iii) temporary suspension of autonomy prerogatives; (iv) initiate reaccreditation proceedings; (v) reduction of available vacancies within courses; (vi) temporary suspension of new students admissions; and (vii) temporary suspension of courses offered.

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

Distance learning courses or programs require periodic renewal. Also, the accredited institution must initiate the authorized coursework within 24 months from the accreditation, and if the institution does not implement the authorized activities in such time frame, it will be subject to an administrative proceeding that may result in the cancellation of the given authorization.

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

In relation to the accreditation process of a new post-secondary educational institution and linked course authorizations, MEC may issue a temporary accreditation act to expedite the operation, pursuant to Article 24 of Decree No. 9,235/2017, as amended by Decree No. 12,456 of 2025. The granting of such temporary accreditation is conditional upon the supporting entity cumulatively meeting all the following requirements:

•	all self-supporting post-secondary education institutions have been reaccredited within the previous five years, obtaining an average Institutional Score (Conceito Institucional) equal to or greater than “4”;

•	none of the institutions maintained by the supporting entity may have been subject to administrative penalties by MEC within the two years preceding the accreditation request; and
•	the courses to be offered by the new post-secondary institution, which are limited to a maximum of five courses, must be equivalent to courses already offered by other institutions supported by the same supporting entity, duly recognized by MEC within the previous five years, with a Program Score (Conceito de Curso) equal to or greater than “4.”

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

Universities and university centers may also apply for the accreditation of a campus not located in the same city as its headquarters, provided that it is located in the same state. Such campuses and programs must integrate the same set of universities or university centers and will only enjoy autonomous prerogatives if there is compliance with the same headquarters requirements and if a high-quality degree is shown, through an average Institutional Score (Conceito Institucional) greater or equal to “4.” Therefore, even in the case of universities or university centers, prior authorization from MEC is necessary to create any courses on campuses not located in the same city as the university’s headquarters.

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

Additional Guidance on Admissions Management – Medical Programs

In August 2025, the MEC issued Technical Note No. 5/2025, providing interpretative guidance on certain aspects of admissions management in undergraduate medical programs.

In this context, Technical Note No. 5/2025 clarifies that vacancies arising from student attrition during the course may not be offered as new first-year admission seats, as this could result in cohorts exceeding the originally authorized annual capacity and, consequently, lead to a number of students during the internship phase that exceeds the capacity of the public healthcare facilities available as practical training settings.

According to the Technical Note, such practice may be deemed an administrative irregularity under applicable regulations.

Modification of Supporting Entity

Pursuant to Decree No. 9,235/2017 and Ordinance No. 23/2017, as amended by Decree No. 12,456/2025, a modification of a supporting entity occurs whenever there is a change in the supporting entity itself or in its controlling shareholder, provided that such change affects the institution’s decision-making process. Following the enactment of Decree No. 12,456/2025, the modification of the supporting entity is no longer subject to approval of MEC. However, the educational institution is required to notify MEC within 60 days of the consummation of the relevant event, for purposes of updating its registration in the e-MEC. Such notice must be accompanied by all relevant and duly registered legal documentation evidencing the change, as well as a term of commitment executed by the legal representatives of both the current and new supporting entities.

The new supporting entity or controlling shareholder must meet the requirements necessary for the accreditation of a post-secondary education institution, which will be assessed by MEC in the context of the institution’s reaccreditation proceedings. Additionally, the LDB also provides that educational institutions must inform MEC of any change in their bylaws, which must be registered with competent bodies.

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

University for All Program, or PROUNI

The University for All Program, or PROUNI is a tax incentive program created through the Provisional Measure No. 213, of September 10, 2004, later converted into Law No. 11,096, of January 13, 2005, that addresses the exemption of certain federal taxes imposed to post-secondary institutions that grant scholarships to low-income students enrolled in undergraduate courses and technology graduate courses. By granting tax incentives to IES, PROUNI has played an important role in inciting growth and private investment in the post-secondary education sector.

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

The calculation of such tax benefits follows the regulatory criteria established by the Brazilian Federal Revenue Service (Receita Federal do Brasil), including the Proportion of Effective Occupation of the Scholarships, or POEB, which directly affects the amount of the tax exemption.

Student Financing Program, or FIES

The Student Financing Program (Fundo de Financiamento ao Estudante do Ensino Superior, or FIES), created by Law No. 10,260, of July 12, 2001, is a MEC program to finance students who cannot bear the total costs of their education. FIES has been the most important program for the expansion of access to higher education in Brazil during the last decade, and it is currently responsible for a significant part of the revenues of the majority of private higher education institutions.

FIES consists of funding granted by the National Fund for Educational Development, or FNDE to students regularly enrolled in an on-site course of a post-secondary private HEI registered in the FIES that has been positively evaluated by MEC. After a specific selection process, students may be partially or wholly funded by FIES and, in that case, FNDE will be responsible for crediting the corresponding amount due by the student to the private higher education institution.

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

FIES has been substantially reshaped by Law No 13,530, dated December 7, 2017, and currently the program is not as broad as it used to be. According to applicable regulations, in order to enroll students who have been selected by FIES, private higher education institutions are required to contribute to the fund 13% of the amount due by the student to the institution as consideration for the educational services rendered in the first year of studies. This amount is subject to change in the following years and could vary between 10% and 25% of the consideration due, depending on specific circumstances.

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

The SINAES is monitored and coordinated by the CONAES and INEP has a very important role in all processes. The results of the evaluation of post-secondary education institutions and their programs are public and represented on a five-level scale as follows:

•	Level 5 indicates excellent conditions;
•	Level 4 indicates more than satisfactory conditions;
•	Level 3 indicates satisfactory conditions; and
•	Levels 1 and 2 indicate unsatisfactory conditions.

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

Since 2025, ENAMED, a modality of ENADE applicable to medical programs, has been implemented pursuant to MEC Ordinance No. 330/2025 and further regulated by INEP Ordinance No. 413/2025. ENAMED is a mandatory annual examination for students in the final year of the program (internship), and participation is required for the student’s academic regularity and for institutional evaluation purposes. As of 2026, ENAMED has also been extended to students in the fourth year (pre-internship) to monitor the progression of academic training. ENAMED assigns a concept rating on a scale from 1 to 5 to each medical program, and its results are incorporated into the calculation of quality indicators for such programs and their respective institutions in the same manner as ENADE.

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

The Mais Médicos Program

The Mais Médicos Law established the Mais Médicos program, an initiative designed to address medical professional shortages in certain municipalities and underserved regions of Brazil and improve healthcare infrastructure and services, implementing short- and long-term measures to improve the Brazilian medical training system in both quantitative and qualitative ways. This law establishes specific regulations for medical courses, including criteria for approving the creation of new courses in Brazil involving the definition of its location, the mandatory contribution to the public health infrastructure according to the specific categories established by Ordinance No. 16/2014 issued by MEC (i.e., training of health professionals, building or reforming of health service structure, purchasing of medical equipment and supplies and study grant to the medical residency program) and also the conditions for public-private partnerships to implement the course.

Within the Mais Médicos program, supporting entities are no longer able to choose the location of their courses or establish all conditions of supply, which have been transferred to MEC. The proceedings to implement a medical course, therefore, are more bureaucratic and time-consuming. MEC publishes a public auction notice to select municipalities that will receive medical courses. After this selection, it issues another public auction notice with the criteria for private higher institutions to compete for the right to implement courses in the municipalities previously selected.

From its creation in 2013 until the date of this annual report, MEC, through SERES, has announced three public calls for the selection of proposals for the authorization of medical courses on a national scale, although the most recent public call was subsequently cancelled: the Mais Médicos I program in 2013, the Mais Médicos II program in 2018, and the Mais Médicos III program in 2023.

Mais Médicos I and Mais Médicos II jointly authorized the opening of 58 new medicine courses and, initially, 4,971 new seats in medical schools, which may be increased by up to 100 seats each in accordance with the Mais Médicos regulation. Following the increase in annual offerings through Mais Médicos, on April 5, 2018, MEC announced that the government had decided to freeze the new offering of medical school seats for a period of five years pursuant to Ordinance No. 328/2018. The decision was based on the need to evaluate the impact of opening new medicine courses in Brazil. On April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/2018 and set new rules for the opening of new medicine courses.

Following the issuance of Ordinance No. 650/2023, on October 4, 2023, MEC, through SERES, announced a public call for the selection of proposals for the authorization of medical courses on a national scale under the Mais Médicos III program. The rules for the program set forth the criteria for new undergraduate medical school seats and provided for the potential opening of up to approximately 5,700 new undergraduate seats, to be distributed across 95 cities with a limit of 60 seats per institution. However, on February 10, 2026, MEC formally cancelled the public call relating to the Mais Médicos III program, with immediate effect. As a result, the authorization process contemplated under that public call was discontinued.

C.       Organizational Structure

All of our subsidiaries are incorporated in Brazil. The following is a chart of our current corporate structure as of the date of this annual report:

Corporate Structure

Stockholders (NASDAQ)
Bertelsmann
Esteves Family
Treasury Shares
Officers
AFYA LIMITED
100%
Cayman Islands
AFYA PARTICIPAÇÕES S.A.
Brazil
30%
75%
80%
UEPC
CCSI (FMIT)
IESVAP
UNISL *
IESP
UNIREDENTOR
FCMPB *
FESAR
FASA
UNIVAÇO
IPTAN
ITPAC ARAGUAÍNA
ITPAC PORTO
IPEC *
FADEP *
UNIFIPMOC *
MEDICAL HARBOUR *
UNIGRANRIO
IBES *
SESSA *
DELREY *
FUNIC *
Educational Units
Techs
Limited Liabilities Company
100% controled by Afya Participações S.A.
< 100%

Medcel, IPEMED, PEBMED, CardioPapers and Além da Medicina were merged into Afya Brazil in 2024 and Unidom, iClinic, Medicinae, Cliquefarma, Shosp, RX PRO and Glic were merged into Afya Brazil in 2025 and therefore they do not appear in our current corporate structure chart.

D.       Property, Plant and Equipment

As of the date of this annual report, our corporate headquarters are located in Belo Horizonte, State of Minas Gerais. We also have branches of the headquarters located in Belo Horizonte, State of Minas Gerais, São Paulo, State of São Paulo and Rio de Janeiro, State of Rio de Janeiro. All of the corporate headquarters are under lease agreements.

In addition to our corporate headquarters and as of December 31, 2025, we leased almost all of our operational, sales, and administrative facilities. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

Overview

We are the largest medical education group in Brazil on a per-seat basis, according to MEC, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and CME.

Our innovative methodological approach combines integrated content, interactive learning, and an adaptive experience for lifelong medical learners. Through our educational content and technology-enabled activities, we focus on effective, personalized learning that mirrors one-on-one tutoring.

As of December 31, 2025, we had 86,025 enrolled students, compared to 76,988 enrolled students as of December 31, 2024, representing an increase of 11.7% in 2025, and compared to 66,034 enrolled students as of December 31, 2023, representing an increase of 16.6% in 2024.

Our Growth

Our revenue growth and increased profitability have been driven by:

•	Maturation of current number of authorized medical school seats — Anticipated and contracted growth visibility until 2031 from new medical school seats awarded to our schools, that are in the process of maturing, and new seats from our awarded campuses in connection with the Mais Médicos program and which became operational in 2022;
•	Expansion of medical residency preparation and graduate programs enrollments — Increase in the number of students adopting our digital platform, as well as partners and students enrolling in our medical graduate courses;
•	Deepening of relationships across lifelong medical learners base — Cross-selling opportunities such as increasing the number of former undergraduate students subscribing to our medical residency preparation solutions and the number of former undergraduate and/or medical residency preparation students applying to our graduate and CME courses;
•	M&A — Business combinations and asset acquisitions or investment in businesses that complement our medical education services offering. In 2025, we acquired FUNIC. In 2024, we acquired Unidom. In 2023, we acquired DelRey, which encompasses the operations of UNIMA and FCM Jaboatão and an additional 15% of CCSI, consolidating our ownership of 75% of its total share capital; and
•	Synergies extraction — Successful implementation of several measures to improve the profitability of recent acquisitions, such as streamlining fee discounts and scholarship policies, integrating operations with our shared-services center; and aligning newly acquired faculty teams with our career plan.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Medicine as a Percentage of Our Total Undergraduate Segment Revenue

We believe the metric that best demonstrates our focus on medical education and its relevance to our products and services offering is the contribution of undergraduate medical school programs (“Medicine”) to our total Undergraduate segment revenue.

For the years ended December 31, 2025, 2024 and 2023, revenue from Medicine was 85.7%, 85.6% and 85.5% respectively, of our total Undergraduate segment revenue. The following table sets forth the detailed information of our revenue derived from the different programs within our Undergraduate segment:

	2025	2025	2024	2023
	(in US$ millions (1))	(in R$ millions)
	(except percentages)
Medicine	506.9	2,789.2	2,477.9	2,147.4
Other undergraduate health sciences programs	47.6	261.7	236.8	200.6
Other undergraduate programs(2)	37.2	204.5	181.0	163.0
Undergraduate segment revenue	591.6	3,255.4	2,895.7	2,511.0
Medical School programs % (3)	85.7%	85.7%	85.6%	85.5%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	Represents all non-health sciences undergraduate programs.
(3)	Calculated as Medical School programs divided by the Undergraduate segment revenue.

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

Illustrative Evolution of Regulatory Capacity per Medical School

Our medical school regulatory capacity by seats was 3,755, 3,593 and 3,163 seats and our capacity at maturation was 27,036, 25,870 and 22,774, as of December 31, 2025, 2024 and 2023, respectively. Assuming our medical schools continue to operate at full capacity, we estimate reaching a total medical student base of 27,130 students by 2031.

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

The following table sets forth our medical seats occupancy rate as of the dates indicated.

	As of December 31,
	2025	2024	2023
Occupancy rate	~100.0%	~100.0%	~100.0%

Non-GAAP Financial Measures

This annual report presents our Revenue (ex-Acquisitions), Adjusted EBITDA and Operating Cash Conversion Ratio information for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Although Revenue (ex-Acquisitions), Adjusted EBITDA and Operating Cash Conversion Ratio may be used by the Company’s management, investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for the IFRS Accounting Standards measures of earnings. Additionally, our calculations of Revenue (ex-Acquisitions), Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

We present Revenue (ex-Acquisitions) because we believe this measure provides investors with a supplemental measure of the financial performance of our operations without the impact of the acquisition occurred in the last fiscal year, which facilitates comparisons with the previous periods presented considering the organizational structure as of the beginning of the year ended December 31, 2025. We calculate our Revenue (ex-Acquisitions) as revenue less the revenue recognized by our acquired companies after the date of their acquisition, i.e. for a period of less than 12 months. The comparability of our Revenue (ex-Acquisitions) between periods was impacted by acquisitions of FUNIC in 2025 and Unidom in 2024 described under “Item 4B Business Overview—Our Recent Acquisitions” above.

We present Adjusted EBITDA because we believe this measure provides investors with a supplemental measure of the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. We calculate our Adjusted EBITDA as net income plus/minus finance result plus income taxes expense plus depreciation and amortization plus interest earned (interest received on late payments of monthly tuition fees), minus share of profit of equity-accounted investee, net of tax, plus share-based compensation expense plus/minus the following items, as applicable: (i) integration of new companies, (ii) M&A advisory and due diligence, (iii) gain on tax amnesty, (iv) expansion projects, (v) restructuring expenses, and (vi) mandatory discounts in tuition fees.

We also present Operating Cash Conversion Ratio because we believe this measure provides investors with a measure of how efficiently we convert our operating results into cash. We calculate our Operating Cash Conversion Ratio as (i) net cash flows from operating activities, adjusted to exclude income taxes paid, divided by (ii) Adjusted EBITDA, excluding certain items that are included in the calculation of Adjusted EBITDA but whose cash effects are reflected in operating cash flows. For purposes of this measure, we exclude from Adjusted EBITDA the add-backs related to (i) integration of new companies, (ii) M&A advisory and due diligence, (iii) gain on tax amnesty, (iv) expansion projects, (v) restructuring expenses, and (vi) mandatory discounts in tuition fees. Although such items are added back in the calculation of Adjusted EBITDA, their cash effects are reflected in operating cash flows. Excluding these items from Adjusted EBITDA for purposes of this ratio is intended to improve comparability between the numerator and denominator and to provide a more meaningful measure of cash conversion.

The following tables set forth the reconciliations between (i) Revenue (ex-Acquisition) to our revenue, (ii) Adjusted EBITDA to our net income and (iii) Operating Cash Conversion Ratio to our cash flow from operations for the years ended December 31, 2025, 2024 and 2023, in each case, our most recent directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards.

Reconciliation between Revenue and Revenue (ex-Acquisition)

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in US$ millions (1))	(in R$ millions)
Revenue	671.9	3,697.3	3,304.3	2,875.9
Acquired companies’ revenue after acquisition	16.3	89.7	–	–
Revenue (ex-Acquisition)(2)	655.6	3,607.5	3,304.3	2,875.9

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	“Ex-Acquisitions” figures account for revenue recorded by our acquired companies in the last financial period presented (i.e., December 31, 2025) after the date of their acquisitions. For the year ended December 31, 2025, “ex-Acquisitions” excludes revenues from FUNIC, (May to December 2025) which was acquired on May 7, 2025 and Unidom (January to June 2025) which was acquired on July 1, 2024.

Reconciliation between Net Income and Adjusted EBITDA

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in US$ millions (1))	(in R$ millions)
Net income	139.7	768.4	648.9	405.4
Net finance result	66.5	366.1	347.5	347.0
Income taxes expense	16.8	92.5	27.5	24.2
Depreciation and amortization	67.9	373.3	333.3	289.5
Interest earned(2)	9.0	49.5	43.4	33.5
Share of profit of equity-accounted investee, net of tax	(2.5)	(13.9)	(11.7)	(9.5)
Share-based compensation expense	2.8	15.3	32.4	31.5
Integration of new companies(3)(9)	4.6	25.4	25.7	28.1
M&A advisory and due diligence(4)(9)	0.1	0.6	3.6	12.6
Gain on tax amnesty(5)(9)	–	–	–	(16.8)
Expansion projects(6)(9)	0.4	0.7	3.0	4.4
Restructuring expenses(7)(9)	0.1	2.2	2.1	12.0
Mandatory discounts in tuition fees(8)(9)	–	–	–	3.8
Adjusted EBITDA	305.4	1,680.3	1,455.6	1,165.7

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Consists of interest received on late payments of monthly tuition fees.
(3)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third-party consulting firms.
(4)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(5)	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding with respect to ISS (tax on services) with the municipality of Rio de Janeiro, which resulted in a payment of R$14.9 million to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5.4 million regarding this matter. We had a provision of R$53.3 million and an indemnification asset from the selling shareholders of R$20.0 million (in light of the indemnification clauses as defined at the acquisition of Unigranrio), with respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded in Other income on the consolidated statement of income and comprehensive income.
(6)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(7)	Consists of expenses related to employee redundancies in connection with the organizational restructuring of our acquired companies.
(8)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID-19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on a decision by the Brazilian Supreme Court with respect to this matter that deemed such discounts to be unconstitutional.
(9)	We believe these adjustments are appropriate to provide investors with additional information about certain expenses that we do not expect to continue at the same level in the future.

Reconciliation between Cash Flow from Operations and Operating Cash Conversion Ratio

	For the Year Ended December 31,
	2025	2025	2024	2023
	(in US$ millions (1))	(in R$ millions)
	(except percentages)
Net cash flows from operating activities	278.3	1,531.6	1,432.7	1,043.6
Income taxes paid	2.9	16.0	20.5	45.1
Net cash flows from operating activities, before income taxes paid (A)	281.3	1,547.6	1,453.2	1,088.8
Adjusted EBITDA(2)	305.4	1,680.3	1,455.6	1,165.7
Integration of new companies(3)(9)	4.6	25.4	25.7	28.1
M&A advisory and due diligence(4)(9)	0.1	0.6	3.6	12.6
Gain on tax amnesty(5)(9)	—	—	—	(16.8)
Expansion projects(6)(9)	0.1	0.7	3.0	4.4
Restructuring expenses(7)(9)	0.4	2.2	2.1	12.0
Mandatory discounts in tuition fees(8)(9)	—	—	—	3.8
Adjusted EBITDA ex cash effects reflected in operating cash flows (B)	300.1	1,651.3	1,421.3	1,121.6
Operating Cash Conversion Ratio (A/B)	93.7%	93.7%	102.2%	97.1%

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2025 have been translated to U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	See “—Reconciliation between Net Income and Adjusted EBITDA” above.
(3)	Consists of expenses related to the integration of recently acquired companies, such as expenses with personnel and third-party consulting firms.
(4)	Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(5)	On August 10, 2023, Unigranrio entered into a tax amnesty program on interest and penalties to settle a tax proceeding with respect to ISS (tax on services) with the municipality of Rio de Janeiro, which resulted in a payment of R$14.9 million to settle the claim. The selling shareholders of Unigranrio agreed to pay R$5.4 million regarding this matter. We had a provision of R$53.3 million and an indemnification asset from the selling shareholders of R$20.0 million (in light of the indemnification clauses as defined at the acquisition of Unigranrio), with respect to such tax proceeding. The difference between the provision, indemnification asset and the actual paid amount was recorded in Other income on the consolidated statement of income and comprehensive income.
(6)	Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(7)	Consists of expenses related to employee redundancies in connection with the organizational restructuring of our acquired companies.
(8)	Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID-19 on-site class restriction, and excludes any recovery of these discounts that were invoiced based on a decision by the Brazilian Supreme Court with respect to this matter that deemed such discounts to be unconstitutional.
(9)	We believe these adjustments are appropriate to provide investors with additional information about certain expenses that we do not expect to continue at the same level in the future

Operating Data

Key Revenue Drivers –– Undergraduate Segment

	As of and For the Year Ended December 31,
	2025	2024	2023
UNDERGRADUATE PROGRAMS
Medical School
Approved Seats	3,755	3,593	3,163
Operating Seats	3,705	3,543	3,113
Total Students (end of period)	25,556	24,255	21,446
Average Total Students	25,719	23,440	21,154
Average Total Students (ex-Acquisitions)(1)	24,881	23,440	21,154
Revenue (Total) (in R$ thousands)	2,789,170	2,477,906	2,147,448
Revenue (ex-Acquisitions) (in R$ thousands)(1)	2,705,045	2,477,906	2,147,448
Medical School Net Avg. Ticket (ex-Acquisitions) (R$/month)(1)(2)	9,060	8,809	8,460

Undergraduate Health Science
Total Students (end of period)	26,545	25,570	21,117
Average Total Students	26,344	25,154	21,365
Average Total Students (ex-Acquisitions)(1)	25,954	25,154	21,365
Revenue (Total) (in R$ thousands)	261,724	236,791	200,613
Revenue (ex-Acquisitions) (in R$ thousands)(1)	257,075	236,791	200,613

Other Ex-Health Undergraduate
Total Students (end of period)	33,924	27,163	23,471
Average Total Students	34,271	27,542	24,336
Average Total Students (ex-Acquisitions)(1)	33,538	27,542	24,336
Revenue (Total)(in R$ thousands)	204,533	180,994	162,957
Revenue (ex-Acquisitions) (in R$ thousands)(1)	203,600	180,994	162,957

Revenue
Undergraduate Segment Revenue (Total) (in R$ thousands)	3,255,426	2,895,692	2,511,018
Undergraduate Segment Revenue (ex-Acquisitions) (in R$ thousands)(1)	3,165,720	2,895,692	2,511,018

(1)	“Ex-Acquisitions” figures account for revenue recorded by our acquired companies in the last financial period presented (i.e., December 31, 2025) after the date of their acquisitions. For the year ended December 31, 2025, “ex-Acquisitions” excludes revenues from FUNIC (May to December 2025) which was acquired on May 7, 2025 and Unidom (January to June 2025) which was acquired on July 1, 2024. For more information See “—Non-GAAP Financial Measures.”
(2)	Medical School Net Average Ticket (ex-Acquisitions) is calculated as Revenue (ex-Acquisitions) divided by the Average Total Students (ex-Acquisitions), divided by the number of months in a given period.

Key Revenue Drivers — Continuing Education Segment

	As of and For the Year Ended December 31,
	2025	2024	2023
CONTINUING EDUCATION
Total Students (end of period)
Residency Journey - Business to Physicians B2P	12,990	16,381	12,170
Graduate Journey - Business to Physicians B2P	10,234	8,527	7,722
Other Courses - B2P and Business to Business Offerings	31,815	25,613	27,188
Total Students	55,039	50,521	47,080

Revenue
Business to Physician - B2P (in R$ thousands)	257,706	237,379	215,504
Business to Business - B2B (in R$ thousands)	26,765	18,060	20,325
Continuing Education Segment Revenue (Total) (in R$ thousands)	284,471	255,438	235,830

Key Revenue Drivers — Medical Practice Solutions Segment

	As of and For the Year Ended December 31,
	2025	2024	2023
MEDICAL PRACTICE SOLUTIONS(1)
Active Paying Users (end of period)
Clinical Decision	156,598	161,283	153,541
Clinical Management	38,906	33,735	30,061
Total Active Paying Users (end of period)	195,504	195,018	183,602

Monthly Active Users (MAU)
Total Monthly Active Users (MaU) - Medical Practice Solutions (1)	220,051	238,343	247,702

Revenue - B2P (in R$ thousands)	152,643	139,534	122,983
Revenue - B2B (in R$ thousands)	18,680	22,252	17,299
Medical Practice Solutions Segment Revenue (Total) (in R$ thousands) (2)	171,323	161,787	140,282

(1)	“Monthly Active Users (MaU)” represents the number of unique individuals that consumed digital services content in each one of our products in the last 30 days of a specific period.
(2)	Revenue from Shosp, our clinical management software, was reclassified from B2B to B2P in 2025 and was applied retroactively for comparative purposes.

Revenue and Revenue (ex-Acquisitions)

	For the Year Ended December 31,
	2025	2025 Ex-Acquisitions(1)	2024	% Change	% Change Ex-Acquisitions(1)
	(in R$ millions)
Revenue
Undergraduate	3,255.4	3,165.7	2,895.7	12.4%	9.3%
Continuing Education	284.5	284.5	255.4	11.4%	11.4%
Medical Practice Solutions	171.3	171.3	161.8	5.9%	5.9%
Inter-segment eliminations	(14.0)	(14.0)	(8.6)	62.6%	62.6%
Total	3,697.3	3,607.5	3,304.3	11.9%	9.2%

(1)	For the year ended December 31, 2025, “ex-Acquisitions” excludes revenues from FUNIC, (May to December 2025) which was acquired on May 7, 2025 and Unidom (January to June 2025) which was acquired on July 1, 2024. For more information See “—Non-GAAP Financial Measures.”

The comparability of our revenues between periods was impacted by the acquisitions of Unidom in 2024 and FUNIC in 2025 described under “Item 4B Business Overview—Our Recent Acquisitions.”

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real/U.S. dollar exchange rate reported by the Central Bank was R$4.8413 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation in the real against the U.S. dollar during 2023. On December 31, 2024, the exchange rate for the sale of U.S. dollars reported by the Central Bank was R$6.1923 per US$1.00, which reflected a 27.9% depreciation in the real against the U.S. dollar during 2024. On December 31, 2025, the exchange rate for the sale of U.S. dollars reported by the Central Bank was R$$5.5024 per US$1.00, which reflected a 11.1% appreciation in the real against the U.S. dollar during 2025. As of March 23, 2026, the exchange rate for the sale of U.S. dollars as reported by the Central Bank was R$5.2440 per US$1.00, which reflected an appreciation of 4.7% in the real against the U.S. dollar since December 31, 2025. There can be no assurance that the real will not again depreciate or appreciate against the U.S. dollar or other currencies in the future.

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

Year	Period-End	Average(1)	Low(2)	High(3)
2021	5.580	5.395	4.920	5.839
2022	5.218	5.165	4.618	5.704
2023	4.841	4.995	4.720	5.446
2024	6.192	5.392	4.854	6.199
2025	5.502	5.586	5.273	6.209

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.
(2)	Represents the minimum of the exchange rates on the closing of each day during the year.
(3)	Represents the maximum of the exchange rates on the closing of each day during the year.

Month	Period-end	Average(1)	Low(2)	High(3)
September 2025	5.3186	5.3674	5.3010	5.4680
October 2025	5.3843	5.3855	5.3208	5.4982
November 2025	5.3338	5.3409	5.2729	5.3948
December 2025	5.5024	5.4531	5.2952	5.5739
January 2026	5.2301	5.3380	5.1838	5.4372
February 2026	5.1495	5.2006	5.1382	5.2587
March 2026 (through March 23, 2026)	5.2440	5.2303	5.1596	5.2878

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the month.
(2)	Represents the minimum of the exchange rates on the closing of each day during the month.
(3)	Represents the maximum of the exchange rates on the closing of each day during the month.

Significant Factors Affecting Our Results of Operations

We believe that our results of operations and financial performance will be driven by the following trends and factors:

Regulatory Environment and Mais Médicos Program

Our business is significantly influenced by the regulatory environment of the educational industry in Brazil. We are subject to various federal laws and extensive government regulations by MEC, CNE, INEP, FIES and CONAES, among others. In particular, medical education in Brazil is subject to regulations that aim to control the supply of medical school seats across Brazil and their geographic allocation including, but not limited to the Mais Médicos Law, which created the Mais Médicos program, whose main objectives include addressing the provision of doctors for primary care in municipalities, strengthen health care infrastructure and allocate medical workforce to vulnerable areas.

With the increase in annual offerings through Mais Médicos, on April 5, 2018, MEC issued Ordinance No. 328/2018, pursuant to which, among other measures, MEC imposed a five-year suspension on the granting of authorizations for the creation of new medical education courses. However, on April 5, 2023, MEC issued Ordinance No. 650/2023, which revoked the suspension under Ordinance No. 328/18 and set new rules for the opening of new medicine courses. In particular, MEC will be required to conduct a public call for new courses, i.e., through the Mais Médicos program pursuant to the Mais Médicos Law.

In this context, on October 4, 2023, MEC, through SERES, exercising its legal powers and based on Article 3 of the Mais Médicos Law, announced a public call for the selection of proposals for the authorization of new undergraduate medical courses nationwide under the Mais Médicos III program. The public call established the rules, procedures, decision-making standards and timeline applicable to the selection process and contemplated the potential creation of new medical school seats across several municipalities in Brazil. However, on February 10, 2026, MEC formally cancelled the public call relating to the Mais Médicos III program, with immediate effect, and the authorization process contemplated under that public call was discontinued. Although the cancellation eliminated the specific expansion process initiated in 2023, future regulatory initiatives or public calls for the authorization of new medical courses may increase the number of medical school seats in Brazil and, consequently, intensify competition in the sector. If competition increases, we may be required to reduce our tuition fees or increase our operating expenses (including our costs per student) in order to retain or attract students or to pursue new market opportunities and reduce our ability to fill all our medical school seats capacity.

For further information, see “Item 4. Information on the Company—Business Overview—Regulatory Overview,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— The post-secondary education sector is highly regulated, and our failure to comply with existing or future laws and regulations could limit our ability to operate medical programs, obtain new authorizations or accreditations, maintain our regulatory approvals, or obtain re-accreditations, which could materially impact our business,” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—We are subject to supervision by MEC and, consequently, may suffer sanctions as a result of non-compliance with any regulatory requirements” and “Item 3. Key Information—D. Risk Factors—We face significant competition in the provision of our educational services. If our competition increases or if we fail to compete efficiently, we may lose market share, and our profitability may be adversely affected.”

Scholarships, Student Financing and Tax Benefits

A large number of our students fund their tuition fees through financing from FIES. In addition, we participate in the PROUNI scholarship program, and we benefit from tax benefits in return. For more information on our students enrolled in these programs, see “Item 4. Information on the Company—Business Overview—Regulatory Overview—Financing Alternatives for Students: Incentive Programs—University for All Program” “Regulatory Overview—Financing Alternatives for Students: Incentive Programs—Student Financing Program (FIES),” “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry— Changes to the rules, judicial interpretations, administrative decisions or delays or suspension of tuition payments made through FIES may adversely affect our cash flows and our business,” and “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—If we lose the benefits of federal tax exemptions provided under the PROUNI program, our business, financial condition and results of operations may be materially adversely affected.” In addition to PROUNI and FIES, we participate in private financing programs through external partners (Pravaler, Bradesco, BNB, Sicoob, CashMe, Alume and Emcash) for undergraduate students.

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

	For the Year Ended December 31,
	2025	2024	2023
Real growth (contraction) in gross domestic product	2.3%	3.4%	2.9%
Inflation (IGP-M)(1)	(1.1)%	6.5%	(3.2)%
Inflation (IPCA)(2)	4.3%	4.8%	4.6%
Long-term interest rates—TJLP (average)(3)	9.1%	7.4%	5.7%
CDI rate(4)	14.9%	12.15%	13.2%
Period-end exchange rate—reais per US$1.00	5.502	6.192	4.841
Average exchange rate—reais per US$1.00(5)	5.586	5.392	4.995
Appreciation (depreciation) of the real vs. US$ in the period(6)	11.1%	(27.9)%	7.2%
Unemployment rate(7)	5.1%	6.2%	7.4%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI rate (Certificado de Depósito Interbancário) interest rate is an average of interbank overnight rates in Brazil.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for the year as measured by the IBGE.

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

Pillar Two Global Minimum Tax

On December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD’s Pillar Two global minimum tax in Brazil, effective as of January 1, 2025.

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

On March 28, 2025, we filed a writ of mandamus with the Brazilian Federal Court challenging the enforceability of the newly enacted additional CSLL. The legal proceeding is grounded on constitutional and statutory arguments, and is waiting for court decision to prevent the collection of the additional CSLL, which is scheduled to be disbursed in 2026 with respect to the 2025 fiscal year. As of the date of this annual report, no favorable preliminary relief has been granted, and the judicial discussion remains pending.

As no court decision has been issued to date, we have recorded a provision based on the amounts calculated in accordance with the applicable legislation. For the year ended December 31, 2025, the additional income tax expense arising from Law No. 15,079/2024 totaled R$109.5 million and was recognized as income taxes payable within current liabilities. We have applied the exception to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

In parallel with the judicial proceedings, we continue to evaluate and pursue additional strategies to mitigate the potential impacts of the application of the Pillar Two rules to our operations, including the assessment of further judicial measures and ongoing engagement with members of the Brazilian Congress and relevant parliamentary bodies in connection with legislative initiatives aimed at allowing such PROUNI-related tax benefits to be treated as qualified refundable tax credits for purposes of the Pillar Two global minimum tax rules.

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

Business Segments

Our three operating segments are as follows:

•	Undergraduate, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;
•	Continuing Education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and
•	Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to our chief executive officer, who is our chief operating decision maker (CODM) and is responsible for allocating resources, assessing the performance of our operating segments, and making our strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated based on the three reportable segments.

Description of Principal Line Items

Revenue

Our revenue consists primarily of tuition fees charged for medical courses. We also generate revenue from tuition fees for other undergraduate and graduate courses, student fees, certain education-related activities, digital education content and subscription of digital services.

Cost of Services

Cost of services includes expenses related to payroll, rent, hospital agreements, utilities and depreciation and amortization. Cost of services amounted to 35.5%, 36.8% and 38.6% of our revenue in the years ended December 31, 2025, 2024 and 2023, respectively.

Selling, General and Administrative Expenses and Other Expenses

Our operating expenses includes expenses for personnel, general and administrative, management and officer compensation, marketing and other income and expenses.

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

Selling, general and administrative. Selling, general and administrative expenses mainly consist of: (i) building infrastructure expenses, such as leases and property maintenance; (ii) utilities expenses; (iii) expenses for computer system maintenance and office automation, such as software licenses, as well as for integrated accounting, treasury, financial planning and cost management systems; (iv) sales and marketing expenses; and (v) amounts paid for professional services, such as consultants, auditors and outside counsel.

Other income and expenses. Other income and expenses, consists mainly of miscellaneous income and/or expense items.

Finance Result

Our finance result includes finance income and finance expenses. Our finance income consists mainly of income from interest earned on financial investments and interest received on late payments from students. Our finance expenses consist mainly of interest expenses from accounts payable to selling shareholders, loans and financing and lease liabilities.

We also have cash and cash equivalents denominated in U.S. dollars, and accordingly, we have foreign exchange gain or losses from the changes in U.S. dollars against the Brazilian real.

Income Taxes Expenses

Income taxes expenses includes current income taxes and social contribution.

Consolidated Results of Operations

Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024

The following table sets forth our consolidated income statement data for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,
	2025	2024	Change (%)
	(in R$ millions, except for percentages)
Revenue	3,697.3	3,304.3	11.9%
Cost of services	(1,313.9)	(1,215.6)	8.1%
Gross profit	2,383.4	2,088.7	14.1%
Selling, general and administrative expenses	(1,113.1)	(1,008.4)	10.4%
Allowance for expected credit losses	(57.1)	(60.9)	(6.2%)
Other income	18.8	13.3	41.4%
Other expenses	(18.9)	(20.6)	(8.3%)
Operating income	1,213.1	1,012.1	19.9%
Finance income	194.9	111.3	75.1%
Finance expenses	(561.0)	(458.7)	22.3%
Net Finance Result	(366.1)	(347.5)	5.4%
Share of profit of equity-accounted investee, net of tax	13.9	11.7	18.8%
Income before income taxes	860.9	676.4	27.3%
Income taxes expenses
Current	(133.3)	(24.2)	n.m.
Deferred	40.8	(3.2)	n.m.
Net income	768.4	648.9	18.4%

n.m. = not meaningful

Revenue

Revenue for the year ended December 31, 2025 was R$3,697.3 million, an increase of R$393.0 million, or 11.9%, from R$3,304.3 million for the year ended December 31, 2024. The increase in our revenue was primarily affected by the following:

•	In our Undergraduate segment, revenue for the year ended December 31, 2025 was R$3,255.4 million, an increase of 12.4%, or R$359.7 million, from R$2,895.7 million for the year ended December 31, 2024. This increase was primarily attributable to: (i) organic revenue growth from the maturation of medical school seats and an increase of medical school net average ticket from an average ticket per month of R$8,809 in 2024 to R$9,060 in 2025, resulting in an increase of R$173.0 million in our Undergraduate segment’s net revenue; and (ii) consolidation of the results of operations of Unidom beginning in July 2024, resulting in an increase of R$109.1 million in our Undergraduate segment’s net revenue;

•	In our Continuing Education segment, revenue for the year ended December 31, 2025 was R$284.5 million, an increase of 11.4%, or R$29.1 million, from R$255.4 million for the year ended December 31, 2024. This increase was primarily attributable to a 8.9% increase in average total students from 50,521 paying students in 2024 to 55,039 paying students in 2025; and
•	In our Medical Practice Solutions segment, revenue for the year ended December 31, 2025 was R$171.3 million, an increase of 5.9%, or R$9.5 million, from R$161.8 million for the year ended December 31, 2024. This increase was primarily attributable to an increase of total active paying users from 195,018 active paying users in 2024 to 195,504 active paying users in 2025, and as a result of price adjustments.

Cost of Services

Cost of services for the year ended December 31, 2025 was R$1,313.9 million, an increase of R$98.3 million, or 8.1%, from R$1,215.6 million for the year ended December 31, 2024. As a percentage of revenue, our cost of services decreased to 35.5% for the year ended December 31, 2025, compared to 36.8% for the year ended December 31, 2024. The increase in our cost of services was primarily affected by the following:

•	In our Undergraduate segment, cost of services for the year ended December 31, 2025 was R$1,176.8 million, an increase of R$90.7 million, or 8.4%, from R$1,086.1 million for the year ended December 31, 2024. This increase was primarily attributable to an increase of R$87.5 million applied to salaries and wages, both related to an increase in the number of personnel and yearly readjustment of wages;
•	In our Continuing Education segment, cost of services for the year ended December 31, 2025 was R$96.4 million, an increase of R$0.2 million, or 0.2%, from R$96.2 million for the year ended December 31, 2024. This increase was primarily attributable to a general increase in costs with salaries across our operating units as a result of annual readjustment of wages;
•	In our Medical Practice Solutions segment, cost of services for the year ended December 31, 2025 was R$54.7 million, an increase of R$12.8 million, or 30.5%, from R$41.9 million for the year ended December 31, 2024. This increase was primarily to a general increase in costs with salaries across our operating units as a result of an increase in the number of personnel and annual readjustment of wages.

Gross Profit

As a result of the foregoing, gross profit for the year ended December 31, 2025 was R$2,383.4 million, an increase of R$294.7 million, or 14.1%, from R$2,088.7 million for the year ended December 31, 2024. Our gross profit by segment was the following:

•	In our Undergraduate segment, gross profit for the year ended December 31, 2025 was R$2,078.6 million, an increase of R$269.0 million, or 14.9%, from R$1,809.6 million for the year ended December 31, 2024;
•	In our Continuing Education segment, gross profit for the year ended December 31, 2025 was R$188.1 million, an increase of R$28.8 million, or 18.1%, from R$159.3 million for the year ended December 31, 2024; and
•	In our Medical Practice Solutions segment, gross profit for the year ended December 31, 2025 was R$116.6 million, a decrease of R$3.3 million, or 2.7%, from R$119.9 million for the year ended December 31, 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2025 was R$1,113.1 million, an increase of R$104.7 million, or 10.4%, from R$1,008.4 million for the year ended December 31, 2024. This increase was primarily attributable to: (i) an increase of R$46.2 million in payroll expenses as a result of an increase in the total number of personnel and yearly readjustment of wages, (ii) an increase of R$29.9 million in sales and marketing expenses, mostly related to rebranding efforts, marketing campaigns and advertising expenses; and (iii) an increase of R$22.7 million in depreciation and amortization expenses as a result of capital expenditures in 2025.

Operating Income

For the reasons discussed above, operating income for the year ended December 31, 2025 was R$1,213.1 million, an increase of R$201.0 million, or 19.9%, from R$1,012.1 million for the year ended December 31, 2024.

Net Finance Result

Net Finance result for the year ended December 31, 2025 was an expense of R$366.1 million, compared to an expense of R$347.5 million for the year ended December 31, 2024, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2025 was R$194.9 million, an increase of R$83.6 million, or 75.1%, from R$111.3 million for the year ended December 31, 2024. This increase was primarily attributable to an increase in financial income from cash equivalents due to: (i) a higher amount in cash equivalents during 2025 when compared to 2024; and (ii) a higher average interest on these investments (101.2% of the CDI rate for 2025 compared to 99.1% of the CDI rate for 2024).

Finance expenses. Finance expenses for the year ended December 31, 2025 was R$561.0 million, an increase of R$102.3 million, or 22.3%, from R$458.7 million for the year ended December 31, 2024. This increase was primarily attributable to: (i) higher interest expense, which increased by R$62.0 million year-over-year; (ii) higher financial discounts, which increased by R$21.0 million; (iii) higher interest expense on lease liabilities, which increased by R$11.1 million.

Income before Income Taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2025 was R$860.9 million, an increase of R$184.5 million, or 27.3%, from R$676.4 million for the year ended December 31, 2024.

Income Taxes Expenses

Current income taxes expenses for the year ended December 31, 2025 was R$133.3 million, an increase of R$83.6 million, or 75.1%, from R$24.2 million for the year ended December 31, 2024. Deferred income taxes for the year ended December 31, 2025 was a benefit of R$40.8 million, a change of R$44.0 million from an expense of R$3.2 million for the year ended December 31, 2024. The effective tax rate increased to 10.7% for the year ended December 31, 2025 from 4.1% for the year ended December 31, 2024. This increase in our effective tax rate was primarily attributable to the effects of Pillar Two - for more information refer to ‘Pillar Two Global Minimum Tax’ topic.

Net Income

As a result of the foregoing, our net income for the year ended December 31, 2025 was R$768.4 million, an increase of R$119.5 million, or 18.4%, from R$648.9 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth our consolidated income statement data for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023	Change (%)
	(in R$ millions, except for percentages)
Revenue	3,304.3	2,875.9	14.9%
Cost of services	(1,215.6)	(1,109.8)	9.5%
Gross profit	2,088.7	1,766.1	18.3%
Selling, general and administrative expenses	(1,008.4)	(940.1)	7.3%
Allowance for expected credit losses	(60.9)	(74.5)	(18.3%)
Other income	13.3	53.2	(75.0%)
Other expenses	(20.6)	(37.6)	(45.2%)
Operating income	1,012.1	767.1	31.9%
Finance income	111.3	110.6	0.6%
Finance expenses	(458.7)	(457.6)	0.2%
Finance result	(347.5)	(347.0)	0.1%
Share of income of associate	11.7	9.5	23.5%
Income before income taxes	676.4	429.6	57.4%
Income taxes expenses	(27.5)	(24.2)	13.6%
Net income	648.9	405.4	60.1%

Revenue

Revenue for the year ended December 31, 2024 was R$3,304.3 million, an increase of R$428.4 million, or 14.9%, from R$2,875.9 million for the year ended December 31, 2023. The increase in our revenue was primarily affected by the following:

•	In our Undergraduate segment, revenue for the year ended December 31, 2024 was R$2,895.7 million, an increase of 15.3%, or R$384.7 million, from R$2,511.0 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) an increase of 13.8% in our total number of operating seats, from 3,113 seats in 2023 to 3,543 seats in 2024, as a result of the Unidom acquisition; and (ii) increase of 4.1% in the medical school net average ticket, from an average ticket of R$8,460 in 2023 to R$8,809 in 2024;
•	In our Continuing Education segment, revenue for the year ended December 31, 2024 was R$255.4 million, an increase of 8.3%, or R$19.6 million, from R$235.8 million for the year ended December 31, 2023. This increase was primarily attributable to a 7.3% increase in average total students from 47,080 paying students in 2023 to 50,521 paying students in 2024; and
•	In our Medical Practice Solutions segment, revenue for the year ended December 31, 2024 was R$161.8 million, an increase of 15.3%, or R$21.5 million, from R$140.3 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of 6.2% in Medical Practice Solutions total active paying users from 183,602 active paying users in 2023 to 195,018 active paying users in 2024, and as a result of price adjustments.

Cost of services

Cost of services for the year ended December 31, 2024 was R$1,215.6 million, an increase of R$105.8 million, or 9.5%, from R$1,109.8 million for the year ended December 31, 2023. As a percentage of revenue, our cost of services decreased to 36.8% for the year ended December 31, 2024, compared to 38.6% for the year ended December 31, 2023. The increase in our cost of services was primarily affected by the following:

•	In our Undergraduate segment, cost of services for the year ended December 31, 2024 was R$1,086.1 million, an increase of R$88.1 million, or 8.8%, from R$998.0 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) the consolidation of the results of operations for the year ended December 31, 2024 of Unidom in 2024, resulting in an increase of R$16 million in our Undergraduate segment’s cost of services; (ii) an increase of R$6.8 million applied to salaries and wages, both related to increase in the number of personnel and yearly readjustment of wages; and (iii) other cost-related effects, such as an increase in costs from hospital and medical agreements and facilities and utilities;
•	In our Continuing Education segment, cost of services for the year ended December 31, 2024 was R$96.2 million, an increase of R$4.3 million, or 4.6%, from R$91.9 million for the year ended December 31, 2023. This increase was primarily attributable to (i) an increase in costs associated with the opening of new IPEMED units in 2024, and (ii) a general increase in expenses with salaries across our operating units as a result of an increase in the number of personnel and annual readjustment of wages; and

•	In our Medical Practice Solutions segment, cost of services for the year ended December 31, 2024 was R$41.9 million, an increase of R$10.8 million, or 34.6%, from R$31.1 million for the year ended December 31, 2023. This increase was primarily attributable to an increase in costs with consultancy and third-party services in the amount of R$7.8 million, mostly as a result of the hiring of consultancy services for projects aiming to increase the efficiency of operations of companies in our Medical Practice Solutions segment.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2024 was R$2,088.7 million, an increase of R$322.6 million, or 18.3%, from R$1,766.1 million for the year ended December 31, 2023. Our gross profit by segment was the following:

•	In our Undergraduate segment, gross profit for the year ended December 31, 2024 was R$1,809.6 million, an increase of R$296.6 million, or 19.6%, from R$1,513.0 million for the year ended December 31, 2023;
•	In our Continuing Education segment, gross profit for the year ended December 31, 2024 was R$159.3 million, an increase of R$15.3 million, or 10.7%, from R$143.9 million for the year ended December 31, 2023; and
•	In our Medical Practice Solutions segment, gross profit for the year ended December 31, 2024 was R$119.9 million, an increase of R$10.7 million, or 9.8%, from R$109.1 million for the year ended December 31, 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2024 was R$1,008.4 million, an increase of R$68.3 million, or 7.3%, from R$940.1 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) an increase of R$28.5 million in payroll expenses as a result of an increase in the total number of personnel and yearly readjustment of wages, (ii) an increase of R$23.6 million in maintenance expenses, mostly related to periodic conservation procedures on equipment and furniture of educational institutions, and (iii) an increase of R$13.7 million in sales and marketing expenses, mostly related to rebranding efforts, marketing campaigns and advertising expenses, which was partially offset by a reduction of R$16.6 million in consulting fees.

Other income and other expenses

Other income for the year ended December 31, 2024 was R$13.3 million, a reduction of R$39.9 million from R$53.2 million in the year ended December 31, 2023, which was primarily due to the settlement in 2023 of Unigranrio’s tax proceeding in respect to ISS (tax on services) with the municipality of Rio de Janeiro.

Other expenses for the year ended December 31, 2024 was R$20.6 million, a reduction of R$17.0 million from R$37.6 million in the year ended December 31, 2023, which was primarily due to FIES charges in 2023 in the amount of R$18.7 million.

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

Critical Accounting Estimates and Assumptions

Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our material accounting policies are described in note 2 and our critical accounting estimates and assumptions are described in note 2.5 to our consolidated financial statements included elsewhere in this annual report.

Recent Accounting Pronouncements

The new and amended standards and interpretations that were applied for the first time in 2025 did not have a significant impact on our consolidated financial statements. We have not adopted new and amended standards and interpretations that are not yet effective.

B.       Liquidity and Capital Resources

The following table shows the cash flows for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,
	2025	2024	2023
	(in R$ millions)
Cash Flow Data
Net cash flows from operating activities	1,531.6	1,432.7	1,043.6
Net cash flows used in investing activities	(507.1)	(1,091.6)	(1,143.0)
Net cash flows from (used in) financing activities	(808.3)	24.0	(439.9)

Operating Activities

We had net cash flows from operating activities of R$1,531.6 million in 2025 as compared to R$1,432.7 million in 2024 (an increase of R$98.9 million, or 6.9%). The increase primarily reflects higher operating profitability, with an increase in our income before income taxes of R$184.5 million in 2025 compared to 2024. This was mainly driven by an increase in trade receivables which showed an increase in the cash outflow of R$80.2 million in 2025 compared to 2024, and the recoverable taxes, which showed an increase in the cash outflow of R$28.8 million in 2025 compared to 2024.

Investing Activities

We had net cash flows used in investing activities of R$507.1 million in 2025, as compared to net cash flows used in investing activities of R$1,091.6 million in 2024 mainly as a result of a decrease of R$483.5 million in the acquisition of assets and subsidiaries, net of cash acquired, from R$627.6 million in 2024 to R$144.1 million in 2025.

Financing Activities

We had net cash flows used in financing activities of R$808.3 million in 2025, as compared to a net cash from financing activities of R$24.0 million in 2024, mainly as a result of: (i) an increase of R$1,496.2 million in the payments of principal of loans and financing, due to the repurchase of all outstanding Series A perpetual convertible preferred shares from Softbank and the repayment of debentures on the fourth quarter of 2025, which was partially offset by, an increase of R$1,003.3 million in the proceeds from loans and financing; (ii) an amount of R$77.0 million in treasury shares repurchased; and (iii) dividends payment in the amount of R$128.5 million.

For a discussion of changes in our consolidated cash flows in the year ended December 31, 2024 compared to the year ended December 31, 2023, see our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 29, 2025.

Liquidity

Our primary sources of liquidity consist of (i) cash and cash equivalents, (ii) cash generated from our operations and (iii) borrowings under financing arrangements with financial institutions and proceeds from the issuance of debt securities. We have historically generated significant cash flows from operating activities, which represent our main source of liquidity.

We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, including our material cash requirements, which consist primarily of working capital needs, capital expenditures, acquisitions, payments related to business combinations, including contingent consideration and deferred payments, lease liabilities, interest and principal payments on our total loans and financing and other contractual commitments. These requirements are expected to be funded primarily through cash generated from operations, existing cash balances and available financing sources.

As of December 31, 2025, our financial liabilities consisted primarily of loans and financing, lease liabilities and accounts payable to selling shareholders related to prior acquisitions, in addition to trade payables. Our indebtedness includes obligations with financial institutions and debt securities, with a maturity profile that extends over multiple years. We also have obligations arising from contingent consideration arrangements and deferred payments in connection with business combinations, which represent a recurring use of liquidity as part of our growth strategy.

We actively manage our liquidity and capital structure by monitoring our cash position, level of indebtedness, cost of funding and maturity profile of our obligations. Our management regularly reviews projected and actual cash flows, taking into account our operating performance, planned capital expenditures, acquisition pipeline, debt servicing requirements, covenant compliance and internal liquidity targets. We may access capital markets or alternative sources of financing as needed to support our operations and strategic initiatives.

Cash generated from operations is driven primarily by tuition payments from our undergraduate and continuing education programs, as well as revenues from our digital products and services offered to physicians and healthcare professionals. Our ability to generate operating cash flows depends on, among other factors, enrollment levels, pricing of our programs and solutions, operating performance, cost structure and working capital management.

As of December 31, 2025, we had cash and cash equivalents of R$1,125.4 million, compared to R$911.0 million as of December 31, 2024. As of December 31, 2025, we had working capital, defined as total current assets less total current liabilities, of R$ 1,058.1 million, compared to working capital of R$ 449.6 million as of December 31, 2024.

Indebtedness

As of December 31, 2025, we had outstanding debt, comprised of our loans and financings, in the aggregate amount of R$2,054.3 million. The following table summarizes our loans and financings as of December 31, 2025 and 2024:

Financial institution	Currency	Interest rate	Maturity	2025	2024
				(in R$ thousands)
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.90% p.y.	October 2025	-	309,496
FINEP (b)	Brazilian real	TJLP p.y.	July 2027	5,262	8,209
Softbank (c)	Brazilian real	6.5% p.y.	April 2026	-	845,492
Debentures (d)	Brazilian real	CDI + 1.80% p.y.	January 2028	-	526,946
IFC (e)	Brazilian real	CDI + 1.05% p.y.	April 2030	510,672	505,018
Commercial notes (f)	Brazilian real	CDI + 0.70% p.y.	October 2028	512,678	-
Commercial notes (f)	Brazilian real	CDI + 0.85% p.y.	October 2030	1,025,655	-
Total Loans and Financing				2,054,267	2,195,161
Current				60,668	363,554
Non-current				1,993,599	1,831,607

(a)	On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$500.0 million, bearing interest at the CDI rate plus 1.62% per year, originally repayable in three installments in October 2022, April 2023 and October 2023. On September 28, 2022, Afya Brazil amended the agreement to extend its debt profile, postponing the original repayment dates to 2023, 2024 and 2025, with the spread over the CDI rate increasing from 1.62% to 1.90% per year. The aggregate outstanding amount was fully repaid on September 30, 2025.
(b)	On July 23, 2019, Medcel entered into a loan of R$16.2 million with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments in research and development, bearing interest at a rate based on the TJLP (Long-Term Interest Rate), with maturity in 2027. The first tranche of R$6.7 million and the second tranche of R$4.1 million were drawn down in October 2019 and December 2020, respectively, to develop the Medical web series and other digital content. Additional tranches totaling R$5.3 million were drawn down in March and June 2023. The agreement contains no financial covenants, and the total loan balance is guaranteed by a bank warranty.
(c)	In April 2021, we issued R$822 million (equivalent to US$150 million) of Series A perpetual convertible preferred shares to SBLA Holdco LLC, an affiliate of Softbank. On November 3, 2025, we repurchased all outstanding Series A perpetual convertible preferred shares from Softbank for an aggregate purchase price of R$831.6 million, and such shares were subsequently cancelled.
(d)	On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1.00, totaling an aggregate amount of R$500.0 million, in a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (Comissão de Valores Mobiliários) Rule No. 476. The proceeds of the offering were intended for general corporate purposes, strengthening our cash position and extending our debt maturity profile. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year until the maturity date. The aggregate outstanding amount was fully repaid on October 22, 2025.
(e)	On August 7, 2024, Afya Brazil and certain other guarantors party thereto, including Afya Limited, as Parent Company Guarantor, entered into a loan agreement with International Finance Corporation (“IFC”) in the principal amount of R$500.0 million to support its expansion program through acquisitions. This financing represented IFC’s first sustainability-linked loan based on social targets in the education sector, providing for a potential interest rate reduction as Afya Brazil meets predefined performance targets in selected social key performance indicators (“Sustainability Performance Targets”). The loan bears interest at the CDI rate plus a spread of 1.20% per year, which may be reduced by up to 0.15% per year if the Sustainability Performance Targets are achieved, and is repayable in seven equal semi-annual installments beginning in April 2027.

The Sustainability Performance Targets are defined based on two key performance indicators, each capable of reducing the applicable spread by 0.075% per year if met. The first relates to the number of free medical consultations delivered by students, reinforcing Afya Brazil’s commitment to expanding access to healthcare in underserved communities. The second is linked to the academic quality of Afya Brazil’s medical courses and is measured by the percentage of courses that achieve a quality grade of 4 or 5 in Brazil’s Ministry of Education evaluation system.

Pursuant to this agreement, Afya Brazil, as borrower, and the Company, in its capacity as Parent Company Guarantor, are subject to certain financial covenants under this agreement, including a requirement to:

(i) maintain an Adjusted Net Debt to EBITDA ratio of no more than 3.0x, on a consolidated basis at the level of the Company, as of the last day of each quarter until maturity. For purposes of this agreement, Adjusted Net Debt means, as of any date of calculation, (a) the aggregate amount of the Company’s consolidated financial debt (whether classified as current or non-current liabilities), including accounts payable with respect to acquisitions in which the seller finances a portion of the sale price, excluding lease liabilities and, without double counting, any financial debt with affiliates, minus (b) the Company’s cash and cash equivalents (including earnings thereon) and the aggregate outstanding balance of the Series A perpetual convertible preferred shares, calculated on the basis of the most recently available quarterly financial statements. For purposes of this agreement, “EBITDA” means, for the relevant calculation period and for any person or specified group of persons, net income for such period, plus, without duplication, (i) income tax expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding depreciation of right-of-use assets), (iv) share-based compensation expenses, (v) share of income of associates from equity method investments, (vi) interest and fines received on past-due student tuition fees paid to schools and educational systems and (vii) non-recurring expenses, in each case, of such person or specified group of persons, determined on a consolidated basis (unless otherwise specified); and

(ii) ensure that, as of June 30 and December 31 of each financial year, the Aggregate EBITDA Amount for the relevant period is at least equal to 60% of the Company’s consolidated EBITDA. For purposes of this agreement, Aggregate EBITDA Amount means the sum of (a) Afya Brazil’s unconsolidated EBITDA for the relevant period, plus (b) the unconsolidated EBITDA of each of the guarantors under the agreement for the relevant period, plus (c) any cash received by Afya Brazil during the relevant period as a cash dividend or capital reduction from any entity other than the guarantors.

(f)	On October 15, 2025, Afya Brazil issued commercial notes for private placement (“Commercial Notes”), sold to Opea Securitizadora S.A. (“Opea”), a Brazilian securitization corporation pursuant to Section 45 of Brazilian Law No. 14,195/2021, as amended. Opea issued a debenture backed by the Commercial Notes on the same terms and conditions.

The aggregate principal amount of the Commercial Notes is R$1,500 million, divided into two series, the first in the aggregate amount of R$500 million (“First Series”) and the second in the aggregate amount of R$1,000 million (“Second Series”). The First Series will mature on October 15, 2028 and the Second Series will mature on October 15, 2030. The interest rate applicable to the First Series and Second Series is equal to the CDI rate plus a spread of 0.70% and 0.85% per year, respectively, based on 252 business days.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain Net Debt (excluding lease liabilities) to Adjusted EBITDA ratio below or equal to 3.0x, at the end of each fiscal year, until maturity date, applicable from December 31, 2025 and thereafter. For purposes of this agreement, Adjusted EBITDA means, based on the consolidated financial statements of the Company for the twelve-month period immediately preceding each calculation date, net income for such period, plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses.

Share Buyback Program

For further information on our share buyback program, see note 15 to the consolidated financial statements, included elsewhere in this annual report, Exhibit 2.1, “Description of Securities Registered Under Section 12 of the Exchange Act - Share Repurchases” and “Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers.”

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations, based on contractual undiscounted amounts, as of December 31, 2025:

	Payments Due by Period as of December 31, 2025
	Less than 1 year	1 — 3 years	3 — 5 years	More than 5 years	Total
	(in R$ thousands)
Trade payables	123,581	–	–	–	123,581
Loans and financing	308,292	1,360,411	1,473,733	–	3,142,436
Lease liabilities	178,638	347,847	331,019	1,342,713	2,200,217
Accounts payable to selling shareholders	126,307	131,446	185,821	502,355	945,929
Total	736,818	1,839,704	1,990,573	1,845,068	6,412,163

Future cash needs in the short and long term will be funded by our operating cash flows and from proceeds raised in the debt or equity capital markets.

As of December 31, 2025, we did not have any off-balance sheet arrangements.

Principal Capital Expenditures

We made capital expenditures (consisting of the acquisition of property and equipment and intangible assets) of R$364.0 million, R$392.6 million and R$218.4 million in 2025, 2024 and 2023, respectively. During these years, our capital expenditures mainly included expenditures related to: (i) R$100.0 million regarding the FUNIC’s acquisition, mostly from Licenses with indefinite useful life; (ii) the expansion and maintenance of our campuses and headquarters, including leasehold improvements; (iii) the expansion and maintenance of our shared services center; and (iv) the development of new solutions in the Medical Practice Solutions segment.

For 2026, we have budgeted capital expenditures of R$360.8 million, mostly to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements may be adjusted from time to time as they depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products, the continued market acceptance of our products.

C.       Research and Development, Patents and Licenses

As of December 31, 2025, we owned 415 trademark registrations in Brazil and 8 trademark registrations abroad. We have also filed 6 international trademark applications, covering a total of 7 classes. Out of these, three applications are still under examination — namely, the Afya application in the United States, the BioAtlas applications in the United States and the Whitebook application in Mexico.

We have two pending registration requests for the Afya trademark in the United States. We have registered the BioAtlas trademark (a Medical Harbour product) in the European Union and have a pending registration application for such trademark in the United States. We have registered the Whitebook trademark (a PEBMED product) in Mexico and Colombia, and a variation of the Whitebook trademark in Portugal. We also have a pending registration application for the Whitebook trademark in Mexico.

As of the date of this annual report, we have 405 pending trademark applications in Brazil and unregistered trademarks that we use to promote our brand, and also own 381 registered domain names in Brazil and 60 registered international domain names, and have registered four software programs in Brazil.

See “Item 4. Information on the Company—Technology and Intellectual Property.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.       Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates, presenting our critical accounting estimates in note 2.5 of our consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

We are managed by our board of directors and by our senior management, pursuant to our Amended and Restated Memorandum and Articles of Association and the Cayman Islands Companies Act (As Revised).

Board of Directors

Our board of directors is currently composed of 9 members. Each of our directors shall hold office for a two (2) year term and are eligible for re-election. Under our Amended and Restated Memorandum and Articles of Association: (i) Bertelsmann, for so long as it holds a number of our Class B common shares in excess of 10% of the total number of outstanding Class B common shares (referred to herein as the “Ownership Threshold”), shall be entitled to appoint, at its sole discretion, up to seven of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; (ii) the Esteves Family, for so long as it holds our Class B common shares in excess of the Ownership Threshold, shall be entitled to appoint, at its sole discretion, up to two of our directors, and shall be entitled at any time to remove, substitute or replace any of its appointed directors for any reason in its sole discretion; and (iii) Bertelsmann and the Esteves Family, for so long as they hold our Class B common shares in excess of the Ownership Threshold shall be entitled to jointly appoint, at their sole discretion, up to one (1) director and shall be entitled at any time to remove, substitute or replace their appointed director for any reason in their sole discretion (provided that if only one of Bertelsmann and the Esteves Family holds Class B common shares in excess of the Ownership Threshold, then only Bertelsmann or the Esteves Family, as applicable, shall have these rights). Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. Subject to the foregoing, the directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting.

The following table lists the current members of our board of directors:

Name	Age	Position
Kay Krafft	55	Co-Chairman
Nicolau Carvalho Esteves	73	Co-Chairman
Benedikt Dalkmann	41	Director
Christina Krebs	52	Director
Renato Tavares Esteves	38	Director
João Paulo Seibel de Faria	50	Independent Director*
Vanessa Claro Lopes	50	Independent Director*
Miguel Filisbino Pereira de Paula	64	Independent Director*
Marcelo Ken Suhara	52	Independent Director*

*	Member of our Audit Committee. At our annual shareholders’ meeting held on June 24, 2025, João Paulo Seibel de Faria, Vanessa Claro Lopes, Miguel Filisbino Pereira de Paula, and Marcelo Ken Suhara were re-elected as independent directors of the Company, each to serve for a two-year term.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rua Paraiba, No. 330, 17th floor, Funcionários, Belo Horizonte, Minas Gerais, Brazil.

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

Christina Krebs. Christina Krebs is a member of our board of directors, a position she has held since December 2022, in addition to being the Chief People Officer of Bertelsmann Education Group and the Chief People Officer at Relias, a Bertelsmann Education Group company. Prior to 2020, Christina held multiple roles at Relias including VP, Client Care and VP, Integration, where she helped integrate multiple healthcare technology companies into the Relias portfolio. Before joining Relias, Christina was a partner at the professional services firm, ScottMadden Management Consultants.

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

Vanessa Claro Lopes. Vanessa Claro Lopes is a member of our board of directors and an independent member of our audit, risks and ethics committee, positions she has held since July 2019. She currently serves as an independent member of the board of directors and chair of both the audit committee and the related parties committee at Rumo S.A. Additionally, Ms. Lopes is an independent director and chair of the audit committee at Americanas S.A., where she also serves as a member of the nominating committee. Her current governance portfolio includes serving as chair of the audit committee at Tegma Gestão Logística S.A., and as a member of the audit and ethics committee at AXIA Energia (Eletrobras Group). Prior to her current roles, Ms. Lopes served on the audit, risks, and ethics Committee of Embraer S.A. and chaired the fiscal council of Via Varejo S.A. Her extensive background in oversight includes memberships on the fiscal councils of prominent organizations such as Gerdau S.A., Terra Santa Agro S.A., Estácio Participações S.A., Renova Energia S.A., Cosan S.A., Cosan S.A., Logística S.A. and Comgás S.A. With over 30 years of experience in corporate governance, internal controls and auditing, Ms. Lopes held key executive positions earlier in her career, including Head of Internal Audit at TAM S.A. and Globex Utilidades S.A. (Grupo Pão de Açúcar), and Audit Manager at Grupo Telefônica. She began her professional trajectory at PricewaterhouseCoopers (PwC) in 1995, where she spearheaded the creation of the revenue assurance department for the Telecommunications sector in Brazil. Ms. Lopes holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense (UFF), and a Postgraduate Diploma in Computer Networks from Universidade São Judas. She also earned degrees in accounting from Universidade Federal Fluminense (UFF) and systems analysis from FATEC/BS.

Miguel Filisbino Pereira de Paula. Miguel Filisbino Pereira de Paula is a member of our board of directors and an independent member of our audit, risks and ethics committee and People & ESG Committee, which positions he has held since August 2020. He has over 30 years’ experience in C-level positions and serving on the advisory boards and boards of directors of large companies, such as Gerdau S.A., Votorantim Cimentos S.A., Yduqs S.A. and Companhia Brasileira de Distribuição GPA. Miguel is an expert in the education industry, where he was Vice President of People, Management, and Services for nine years at the education company Estácio Participações S.A. and he also serves as an operating partner of People Management and Governance areas for private equity funds, including portfolio companies of Crescera Capital and EB Capital and was also appointed as independent member of advisory boards and boards of directors of these mentioned companies. Currently, Miguel is a member of the Board of Directors of Gurgel Mix (Loja do Mecânico), Salus Group and Hospital CARE as observer of the Board. During his executive career, he has led major turnaround projects in companies and/or business units of these groups, always focusing on processes, people, new organizational concepts and governance models, and he has been directly and/or indirectly responsible for hiring and developing many executives for management positions in these organizations. He holds a degree in business administration from Universidade Luterana do Brasil, an MBA in retail management from the University of São Paulo and an MBA in human resources management from Pontifícia Universidade Católica do Rio Grande do Sul. He completed several courses in leadership and business management in Brazil, at the Kellogg School of Management: in the United States and at the Union of Japanese Scientists and Engineers (JUSE).

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

The following table lists our current executive officers.

Name	Age	Position
Virgilio Deloy Capobianco Gibbon	51	Chief Executive Officer
Luis André Carpintero Blanco	52	Chief Financial Officer
Lélio de Souza Junior	52	Vice President of Medical Practice Solutions

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Rua Paraiba, No 330, 17th Floor, Funcionários, Belo Horizonte, Minas Gerais, Brazil.

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

Luis André Blanco. Luis André Blanco is our Chief Financial Officer, a position he has held since May 2020. Prior to joining us, he served as CFO for OdontoPrev for 10 years, where he oversaw corporate finance — treasury, financial planning, M&A, tax and accounting operations, legal and compliance. Prior to that, Luis served as a Financial Officer at Vivo S.A. from 2003 to 2009 and also as CFO at Tele Centro — Oeste Celular Participações from 2000 to 2003. Luis holds a bachelor’s degree in engineering from the Federal University of Rio de Janeiro and an executive program degree from University of Westminster, London, England.

Lélio de Souza Junior. Lélio de Souza Junior is our Vice President of Medical Practice Solutions, a position he has held since January 2022. Prior to joining us, he served as CEO for Intelie for five years, where he had the chance to support the internationalization of the company, the acquisition process by RigNet (later on acquired by Viasat, NASDAQ: VSAT) and to experience a very well succeeded growth history. Prior to that, Lelio served as a Corporate Officer at TOTVS from 2008 — 2016 and also as Senior Manager in Accenture from 2000-2008. Lelio holds a bachelor’s degree in Mechanical Engineering from the Federal University of Minas Gerais (UFMG) and executive programs degrees from University of Wharton, Pennsylvania, USA and Insper, São Paulo, Brazil.

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

The following table sets forth the fixed and variable compensation of our key management personnel for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in R$ millions)
Short-term employee benefits	27.2	21.2	17.0
Share-based compensation plans	16.2	19.9	21.4
Total compensation	43.4	41.1	38.4

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

In 2025 and 2024, we granted 752,000 and 113,900 stock options to our executives, respectively. As of December 31, 2025, a total of 1,843,369 stock options were outstanding under the stock option plan. For further information about vesting periods and strike price, see note 14.b.1 to our consolidated financial statements.

Restricted Stock Units Program

On July 8, 2022, our board of directors approved our restricted stock units program, or the RSU program, for employees. The participant’s right to effectively receive ownership of RSUs will be conditioned on the participant’s continuance as an employee or director in the business group from the grant date until vesting. Employees will be entitled to these shares in a proportion of 10%, 20%, 30% and 40% each year. The maximum aggregate number of shares that can be issued to beneficiaries under the RSU program may not exceed 1.2% of our share capital at any time, excluding treasury shares. In 2025 and 2024, we granted 381,000 and 44,500 RSUs to our executives, respectively. As of December 31, 2025, a total of 719,718 restricted shares were outstanding under the RSU program. For further information about vesting periods and our RSU program, see note 14.b.2 to our consolidated financial statements.

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

Risk Management

Afya’s integrated Risk Management is aligned with Bertelsmann’s Risk Management and Internal Controls Policy, which defines the methodologies, guidelines, response strategy, governance and responsibilities to guide the processes of identifying, assessing, treating, monitoring and communicating risks distributed across of the following categories: Operational, financial, compliance and strategic including ESG (environmental, social and governance), aligned with industry best practices.

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

Whistleblowing Channel

Afya provides to internal and external public a whistleblowing channel hosted outside Afya’s systems and managed by a third party named ICTS Global do Brasil - Aliant, that is an independent, confidential and impartial tool for reporting of accusations or evidence of illicit conducts that violates Afya’s Code of Ethics and also its integrity program and the current legislation. For more information regarding the whistleblowing channel please enter www.canaldeetica.com.br/afya.

Governance

Below, we list our main structures with a role in Risk Governance. For more information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

•	Board of Directors: Responsible for overseeing the company’s risk management, through regular reports from our executive officers together with the support of the audit, risks and ethics committee, ensuring that it is aligned with our strategic objectives and values.

•	Audit, Risks and Ethics Committee: Comprised by independent members of our board of directors, it is in charge of monitoring and reviewing the company’s main risks, as well as supervising that mitigating actions are being effectively implemented.
•	People and ESG Committee: Responsible for having decision-making power, by delegation of our board of directors, with respect to executives’ compensation, management succession, compensation plans and policies, director and committee member compensation and sustainability and social responsibility matters.
•	Executive Officers: Propose methodologies, guidelines, risk response strategies, governance, and responsibilities to guide the process, as well as ensure the proper allocation of resources for risk mitigation. Evaluate the robustness of risk management through periodic reports, discussing and validating the risk matrix, considering the impact and probability assessments from the responsible areas, and defining the risk control panel, forwarding it for the audit, risks and ethics committee and the board of directors’ approval.
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

Audit, Risks and Ethics Committee

The audit, risks and ethics committee, or the audit committee, which consists of Vanessa Claro Lopes (elected to the committee on July 8, 2019), João Paulo Seibel de Faria (elected to the committee on August 26, 2020), Miguel Filisbino Pereira de Paula (elected to the committee on August 26, 2020), and Marcelo Ken Suhara (elected to the committee on June 22, 2023) assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the recommendation for approval by the board of directors of the appointment and compensation of our independent registered public accounting firm. João Paulo Seibel de Faria serves as chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Marcelo Ken Suhara is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula, and Marcelo Ken Suhara satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee complies with applicable SEC and Nasdaq rules. Notwithstanding anything to the contrary established in the audit committee charter, the audit committee is responsible for, among other things:

•	give its opinion in the selection, hiring, monitoring and removal of the independent registered public accounting firm, for the preparation of an external audit or for any other service; pre-approval of the audit services and non-audit services to be provided by our independent registered public accounting firm before the auditor is engaged to render such services;
•	discuss with the independent registered public accounting firm its responsibilities under PCAOB auditing standards, review and approve the planned scope and timing of the annual audit plan(s) and discuss significant findings from the audit;
•	become aware and evaluate the report from the independent registered public accounting firm describing all relationships between the independent registered public accounting firm and the Company consistent with the applicable PCAOB requirements regarding the independent registered public accounting firm’s communications with the audit committee concerning independence;
•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	review with management and the independent registered public accounting firm, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent registered public accounting firm setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS Accounting Standards methods on the financial statements; and other critical accounting policies and practices of the Company;
•	review, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
•	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•	monitor the processes implemented by the executives regarding related person transactions (as defined in our related person transaction policy) in accordance with our related person transaction policy;
•	overseeing the effectiveness of our cybersecurity program; and
•	periodically monitor the prevention, detection, mitigation, and remediation of general risks, cybersecurity threats and incidents and report its findings to our board of directors.

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

See “Item 6. Directors, Senior Management and Employees—F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.”

Controlled Company Exception

Bertelsmann beneficially owns the majority of our Class B common shares, representing 84.0% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2025)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors:	2	7	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction:	2
LGBTQ+:	—
Did not Disclose Demographic Background:	7

D.       Employees

As of December 31, 2025, we had 9,395 employees, 9% of whom were based in our offices in Belo Horizonte and 91% of whom were based in other cities elsewhere in Brazil. We also engage temporary employees and consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2025:

Function	Number of Employees	% of Total
Management	54	0.6%
Shared Services Center and IT, Sales and Marketing	1,081	11.5%
Faculties	1,066	43.3%
General and Administrative	4,194	44.6%
Total	9,395	100.0%

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and our Class B common shares as of the date of this annual report:

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

Unless otherwise indicated below, the business address for each beneficial owner is c/o Afya, Rua Paraiba, No. 330, 17th floor, Funcionários, Belo Horizonte, Minas Gerais, Brazil.

	Shares Beneficially Owned				% of Total Voting Power(2)
	Common Shares
	Class A		Class B
Shareholders (1)	Shares	%	Shares	%	%
5% Shareholders Party to our Shareholders’ Agreement
Bertelsmann SE & Co. KGaA (3)	26,576,579	51.8%	34,074,134	88.3%	84.0%
Nicolau Carvalho Esteves (4)	5,335,295	10.4%	4,500,000	11.7%	11.5%
Rosângela de Oliveira Tavares Esteves (5)	5,321,379	10.4%	4,500,000	11.7%	11.5%
Renato Tavares Esteves (6)	1,263,613	2.5%	—	—	0.3%
Vanessa Tavares Esteves (7)	1,435,440	2.8%	—	—	0.3%
Lílian Tavares Esteves de Carvalho (8)	1,531,909	3.0%	—	—	0.4%
Other 5% Shareholders
FMR LLC (9)	2,734,455	5.3%	—	—	0.6%
Other Executive Officers and Directors (10)
Kay Krafft (11)	—	—	—	—	—
Benedikt Dalkmann(12)	—	—	—	—	—
Christina Krebs(13)	—	—	—	—	—
João Paulo Seibel de Faria	—	—	—	—	—
Miguel Filisbino Pereira de Paula	—	—	—	—	—
Vanessa Claro Lopes	1,315	*	—	—	*
Marcelo Ken Suhara	—	—	—	—	—
Lélio de Souza Junior(14)	211,232	0.4%	—	—	*
Luis André Carpintero Blanco(15)	122,103	0.2%	—	—	*
Virgilio Deloy Capobianco Gibbon(16)	496,938	1.0%	—	—	0.1%

*	Represents beneficial ownership of less than 0.1% of the respective class of our outstanding shares.
(1)	As of the date of this annual report, we have 51,293,547 outstanding Class A common shares (55,148,697 total Class A common shares, of which 3,855,150, as of December 31, 2025, are common shares held in treasury) and 38,574,134 Class B common shares of our authorized share capital issued and outstanding.
(2)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.”
(3)	Based on a statement by Bertelsmann SE & Co. KGaA and Erste WV Gütersloh GmbH on Schedule 13D/A filed on March 4, 2025. Such person’s business address is at Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.
(4)	Based on a statement by Nicolau Carvalho Esteves on Form 3 filed on March 18, 2026, as amended by Form 3/A filed on March 23, 2026. Nicolau Carvalho Esteves is a member of our board of directors. Includes 5,321,379 Class A common shares and 4,500,000 Class B common shares held of record by NRE Capital Ventures Limited, a company controlled by Nicolau Carvalho Esteves and his wife, Rosângela de Oliveira Tavares Esteves, who hold 100% of the shares in joint tenancy, and 13,916 Class A common shares held of record by Nicolau Carvalho Esteves.
(5)	Based on a statement by Nicolau Carvalho Esteves on Form 3 filed on March 18, 2026, as amended by Form 3/A filed on March 23, 2026. Nicolau Carvalho Esteves is a member of our board of directors. Includes 5,321,379 Class A common shares and 4,500,000 Class B common shares held of record by NRE Capital Ventures Limited, a company controlled by Nicolau Carvalho Esteves and his wife, Rosângela de Oliveira Tavares Esteves, who hold 100% of the shares in joint tenancy.
(6)	Based on a statement by Renato Tavares Esteves on Form 3 filed on March 18, 2026. Renato Tavares Esteves is a member of our board of directors. Consists of 1,263,613 Class A common shares held of record by RTE B Ventures Ltd., which is solely owned and controlled by Renato Tavares Esteves.
(7)	Based on a statement by Vanessa Tavares Esteves, VTE Capital Ventures Ltd. and VTE B Ventures Ltd. on Schedule 13G/A filed on November 14, 2024. Consists of 1,435,440 Class A common shares held of record by VTE B Ventures Ltd., which is wholly-owned by VTE Capital Ventures Ltd which is, in turn, wholly-owned by Vanessa Tavares Esteves.
(8)	Based on a statement by Lilian Tavares Esteves de Carvalho, LTE Capital Ventures Ltd. and LTE B Ventures Ltd. on Schedule 13G/A filed on November 14, 2024. Consists of 1,848 Class A common shares held of record by Lílian Tavares Esteves de Carvalho and 1,530,061 Class A common shares held of record by LTE B Ventures Ltd., which is wholly-owned by LTE Capital Ventures Ltd.

(9)	Based on a statement on Schedule 13-F filed on February 17, 2026, by FMR LLC. Such person’s business address is 245 Summer Street, Boston, MA 02210.
(10)	Disclosure regarding the equity interest held by Messrs. Nicolau Carvalho Esteves and Renato Tavares Esteves, both members of our board of directors, in us, is above.
(11)	Mr. Kay Krafft, a member of our board of directors, is the founding CEO of Bertelsmann Education Group. Mr. Krafft disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.
(12)	Mr. Benedikt Dalkmann, a member of our board of directors, is the Chief Financial Officer at Bertelsmann Education Group. Mr. Dalkmann disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of his pecuniary interest therein.

(13) Ms. Christina Krebs, a member of our board of directors, is the Chief People Officer at Bertelsmann Investments. Ms. Krebs disclaims beneficial ownership of the shares held by Bertelsmann except to the extent, if any, of her pecuniary interest therein.

(14)	Based on a statement by Lélio de Souza Junior on Form 3 filed on March 18, 2026. Includes 43,032 Class A common shares held of record by Lélio de Souza Junior, 16,200 RSUs vesting within 60 days from the date of this annual report and 152,000 stock options exercisable within 60 days from the date of this annual report.
(15)	Based on a statement by Luis André Carpintero Blanco on Form 3 filed on March 18, 2026. Includes 61,103 Class A common shares held of record by Luis André Carpintero Blanco, 23,500 RSUs vesting within 60 days from the date of this annual report and 37,500 stock options exercisable within 60 days from the date of this annual report.
(16)	Based on a statements by Virgilio Deloy Capobianco Gibbon on Form 3 filed on March 18, 2026 and on Form 4 filed on March 31, 2026. Includes 151,938 Class A common shares held of record by Virgilio Deloy Capobianco Gibbon and 200,000 Class A common shares held of record by Gibboat Overseas Ltd, which is solely owned and controlled by Virgilio Deloy Capobianco Gibbon, as well as 59,000 RSUs vesting within 60 days from the date of this annual report and 86,000 stock options exercisable within 60 days from the date of this annual report.

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

B.       Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees—B. Compensation” and certain other rights of certain of the holders of our common shares as described under “—A. Major Shareholders—Shareholders’ Agreement,” the following is a description of material transactions since January 1, 2025 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party.

Lease Agreements

Lease Agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil and its subsidiaries have entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer. The main lease agreements with RVL are described below:

On June 21, 2016, RVL entered into lease agreements, as amended on April 26, 2018, with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement. The balance of lease liabilities as of December 31, 2025 was R$84.0 million (December 31, 2024: R$84.1 million) and the amount paid during the year ended December 31, 2025 was R$13.9 million (2024 and 2023: R$13.5 million and R$13.3 million, respectively).

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC Araguaína the new campus built by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC until July 2024. From August 2024, the monthly amount should be equal to the amount paid in the first semester of 2024 and thereafter adjusted annually by the inflation rate (IGP M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years. The balance of lease liabilities as of December 31, 2025 was R$65.3 million (December 31, 2024: R$64.0 million) and the amount paid during the year ended December 31, 2025 was R$8.9 million (2024 and 2023: R$8.6 million and R$7.6 million, respectively).

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the medical campus in the city of Santa Inês, State of Maranhão. The lease agreement, as amended on February 27, 2025, is for a monthly amount adjusted in accordance with the provisions of the lease agreement of: (i) R$12.0 thousand until December 2020; (ii) from January 2021 to December 2025, 6.5% of the monthly revenue of IPTAN during the prior semester; (iii) from January 2026, the monthly amount should be equal to the amount paid in the second semester of 2025; and (iv) from January 2027 thereon, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years and is renewable for an additional 20 years. The balance of lease liabilities as of December 31, 2025 was R$16.0 million (December 31, 2024: R$9.7 million) and the amount paid during the year ended December 31, 2025 was R$2.1 million (2024 and 2023: R$1.3 million and R$1.1 million, respectively).

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to: (i) up to June 2022, R$40.0 thousand; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and (iii) from January 2029 on, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years. The balance of lease liabilities as of December 31, 2025 was R$26.3 million (December 31, 2024: R$17.6 million) and the amount paid during the year ended December 31, 2025 was R$3.7 million (2024 and 2023: R$2.2 million and R$1.2 million, respectively).

On May 2, 2024, RVL entered into a rent agreement with IPTAN, pursuant to which RVL agreed to rent to IPTAN a property for the campus in the city of São João del Rei, State of Minas Gerais. The rent agreement is for a monthly amount payable equal to R$4.0 thousand, adjusted annually by the inflation rate (IGP M). The rent agreement is for a term of one year and is renewable for an additional term of three years.

On June 14, 2024, RVL entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement is for a monthly amount payable equal to R$0.1 million, with a grace period of 12 months, extended by an additional six months. The monthly amount payable should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years. The balance of lease liabilities as of December 31, 2025 was R$10.9 million (December 31, 2024: R$9.4 million) and, due to the grace period, no payments were made during the years ended December 31, 2025 and 2024.

Lease Agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela de Oliveira Tavares Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease UNIVAÇO’s campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The balance of lease liabilities as of December 31, 2025 was R$22.8 million (December 31, 2024: R$22.8 million) and the amount paid during the year ended December 31, 2025 was R$3.8 million (2024 and 2023: R$3.6 million and R$3.6 million, respectively).

Lease Agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease IESVAP’s campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until June 2021. From July 2021, the monthly amount should be equal to the amount paid in the first semester of 2021 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The balance of lease liabilities as of December 31, 2025 was R$35.5 million (December 31, 2024: R$35.1 million) and the amount paid during the year ended December 31, 2025 was R$5.4 million (2024 and 2023: R$5.2 million and R$5.2 million, respectively).

Security-Related Arrangements

Afya Brazil has incurred expenses with EMIVE Patrulha 24 Horas Ltda., a company in which one of our principal shareholders has significant influence, in connection with security-related services and/or products provided to certain of our facilities. The amounts expensed in connection with these arrangements totaled R$7 thousand, R$7 thousand, and R$6 thousand in 2025, 2024, and 2023, respectively. The agreement governing these arrangements sets forth the terms and conditions, including specifications, service locations, and payment terms.

Sales of Educational Content

Afya Brazil has generated revenue from the sale of educational content to UEPC, a company in which Afya Brazil has a minority interest of 30%. These transactions relate to the provision of specialized academic materials and digital content used in their educational programs. The revenue recognized in connection with these arrangements totaled R$0.5 million each year in 2025, 2024 and 2023. The agreements governing these sales establish the specific delivery terms, intellectual property rights, and payment conditions.

For more information, see note 7 to our consolidated financial statements.

Related Person Transaction Policy

On January 29, 2021, our board of directors approved the related party transactions and conflicts of interest policy that set forth our guidelines and procedures regarding agreements with related parties. On December 19, 2022, our board of directors approved an amendment to our policy in order to reflect certain revised approval thresholds.

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

We and our subsidiaries are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in Brazil, in general. We recognize provisions for legal proceedings in our consolidated financial statements, when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

As of December 31, 2025, we had provisions recorded in our consolidated financial statements in connection with legal proceedings for which we believe a loss is probable, in an aggregate amount of R$ 128.2 million, and had made judicial deposits in an aggregate amount of R$19.3 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management's expectations, the impact on our operating results or financial condition for that reporting period could be material.

In addition, under the terms of the share purchase and sale agreements between us and the selling shareholders of certain subsidiaries acquired by us, such selling shareholders are exclusively responsible for any liabilities (including labor, tax and civil liabilities), which are or will be the subject of a claim by any third party, arising from an act or fact that occurred, whether by action or inaction, prior to or on the closing dates of the respective acquisitions, and such selling shareholders have agreed to indemnify us and our subsidiaries in the event of any losses relating to any such contingent liabilities. Accordingly, the provisions in respect to such contingent liabilities are recorded as non-current liabilities, with a corresponding amount recorded as non-current other assets; as of December 31, 2025, we have recorded R$80.4 million as other non-current assets with respect to provisioned amounts relating to such contingent liabilities.

Civil Matters

As of December 31, 2025, we and our subsidiaries were party to approximately 10,672 civil proceedings, including 5,021 collection proceedings in which we are plaintiffs and 5,651 other judicial proceedings. In addition, we were subject to 448 administrative proceedings. The civil claims to which we are a party generally relate to consumer claims, including those related to student complaints. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

On October 9, 2012, a civil suit was filed by Marly Luzia Bernardes Rocha against ITPAC Porto and others, alleging (i) that Municipal Law No. 1780/03 in connection with the creation of the Instituto de Ensino Superior de Porto Nacional (IESPEN) is unconstitutional, and therefore that IESPEN’s dissolution and assignment of all its contingencies to ITPAC Porto should be voided; (ii) that ITPAC Porto acted in bad faith and failed in its duties to pay for corresponding material damages, loss of profits, loss of opportunity and moral damages; (iii) that Maria Aurora Pinto Leite e Silva and Celso Eduardo Avelar Freire, shareholders of IESPEN, did not pay up corporate capital; and (iv) that ITPAC Porto should compensate the plaintiffs for alleged illicit enrichment in connection with the dissolution. On January 12, 2014, ITPAC Porto filed its defense. On November 13, 2016, the lower court froze 8% of ITPAC Porto’s monthly revenues in favor of the plaintiffs, and the freeze order was overturned on January 12, 2017. On October 20, 2025, the lower court rendered a decision partially granting the plaintiff’s claims. The court declared the nullity of certain shareholders’ meeting resolutions and converted the plaintiff’s alleged rights into losses and damages, condemning ITPAC Porto, jointly with other defendants, to pay material damages, loss of profits and loss of opportunity, to be determined in liquidation of judgment, as well as moral damages in the amount of R$30,000.00, subject to monetary adjustment and interest. Motions for clarification have been filed, and the decision has not yet become final. As of the date of this annual report, we intend to file an appeal. We estimate the amount of any claim for damages that may be imposed on us as a result of these proceedings to be approximately R$27.9 million, with the likelihood of loss is possible.

In 2008, two public civil proceedings were filed by the Brazilian federal government and the federal public prosecutor for the suspension of the activities of the Garanhuns Greenfield unit, claiming that the status of the Garanhuns Greenfield unit with MEC was irregular. The suspension was judicially granted. Despite the suspension, Afya Brazil initiated an administrative proceeding requesting that MEC reconsider its previous decision, which had denied a request to transfer the administrative proceeding related to the authorization of the medical program—originally submitted in 2011—from the state education system to the federal education system, in accordance with applicable regulations. On September 2, 2020, MEC published Ordinance No. 722/2020 recognizing the right of ITPAC and determining the review of the regularization request formulated in 2011 by the institution. On November 5, 2021, the instruction authorizing the start of educational activities was published. As of the date of this annual report, the first public civil proceeding has reached a final decision and is pending enforcement by the Federal Public Prosecutor’s Office and the other remains pending, awaiting a decision on appeal.

On November 30, 2019, a public proceeding was filed by Domingos Borges da Silva against Centro de Ensino São Lucas, other educational institutions and the city hall of Porto Velho, alleging (i) that the defendants were purportedly not granting all the full scholarships to undergraduate students from “Programa de Inclusão Social Universidade Para Todos — Faculdade da Prefeitura,” provided by Municipal Law No. 1,887/10 and modified by Municipal Law No. 2,284/16; (ii) that due to the lack of full scholarships, the Treasury was being jeopardized because the agreement was for tax waive in exchange to the full scholarships for the beneficiary from the referred Program; (iii) therefore, the plaintiff requires to be awarded a preliminary injunction to revoke Municipal Laws Nos. 1,887/10 and 2,284/16 and the suspension of the adhesion contracts to the Program signed by the defendants; and (iv) that the defendants should be liable for alleged material damages and loss of profits. On January 13, 2020, the lower court denied the preliminary injunction. On March 3, 2020, UniSL was served. On August 22, 2025, the court rendered a final decision dismissing the claims. The decision denying the mandatory appellate review was published on December 5, 2025. As of the date of this annual report, this proceeding is complete and is awaiting final certification. Based on this decision, the likelihood of loss is considered remote, and no material adverse impact is expected.

The provisions related to civil proceedings whose likelihood of loss is assessed as probable are R$28.0 million as of December 31, 2025. There are other civil proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$59.1 million as of December 31, 2025.

Labor Matters

As of December 31, 2025, we and our subsidiaries were party to approximately 397 labor proceedings, 320 of which are judicial proceedings and 77 of which are administrative proceedings. The principal labor proceedings to which we are a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relate to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents. The administrative proceedings relate to the alleged failure by us to comply with certain labor laws, including with respect to working hours, the registration of employment agreements, disabled workers’ hiring quotas and the protection of underage workers and apprentices.

The provisions related to labor proceedings whose likelihood of loss is assessed as probable are R$43.7 million as of December 31, 2025. There are other labor proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$36.8 million as of December 31, 2025.

Tax and Social Security Matters

As of December 31, 2025, certain of our subsidiaries were party to 149 tax and social security proceedings, 84 of which are judicial proceedings and 65 of which are administrative proceedings, for which we did not record any provisions based on the advice of our external legal counsel that the likelihood of loss is possible. The tax claims to which these subsidiaries are party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

ITPAC Porto is party to a tax enforcement proceeding filed by the Brazilian federal government on July 12, 2010, seeking the collection of social security contributions on payroll, in the total historical amount of R$ 1.5 million. In 2016, the enforcement proceeding was redirected to ITPAC Porto based on allegations of corporate succession, which are contested by us. The debt is fully secured by a bank guarantee letter accepted by the federal government. We filed objections to the tax enforcement, which were dismissed at the first instance, and an appeal is currently pending before the Brazilian Federal Regional Court of the 1st Region. Based on the assessment of our external legal counsel, the likelihood of loss is possible, and therefore no provision has been recorded. As of the date of this annual report, the amount involved in this proceeding is approximately R$ 3.6 million.

UniSL is party to an administrative tax proceeding initiated by the Municipality of Porto Velho in July 2017, arising from a tax assessment alleging insufficient payment of ISS (service tax) on tuition fees and other revenues, in the total historical amount of R$ 6.0 million. In March 2023, a first-instance administrative decision rejected the defense presented by us and reduced the applicable penalty from 150% to 80%, following the enactment of more favorable legislation. We filed an administrative appeal, which is currently under review by the Municipal Tax Appeals Council of Porto Velho. The reporting judge has issued a vote to uphold the challenged decision, and the proceeding is currently suspended due to a request for review by another council member. Based on the assessment of our external legal counsel, the likelihood of loss is possible. As of the date of this annual report, the amount involved in this proceeding is approximately R$ 8.2 million.

In 2021, Unigranrio filed a lawsuit seeking the annulment of three tax assessments related to the imposition of ISS (a municipal tax on services), based on the alleged applicability of tax immunity. On August 10, 2023, Unigranrio joined a tax amnesty program established by the Municipality of Rio de Janeiro, which aimed to address interest and penalties related to a tax proceeding concerning ISS (city tax on services) with the municipality of Rio de Janeiro. As a result, Unigranrio made a payment of R$14.9 million to settle the claim. Following this payment, the merits of the case were deemed resolved. However, the dispute regarding the attorneys’ fees awarded to the Municipal Attorney’s Office remains pending, as it is still under evaluation whether such amounts were encompassed within the settlement made under the amnesty program. Based on the assessment of our external legal counsel, the likelihood of loss related exclusively to this residual matter is possible. As of the date of this annual report, the amount still under dispute is approximately R$ 2.5 million.

FCMPB is a party to an administrative tax proceeding initiated in September 2024, related to the assessment of potential ISS liability on revenues derived from student tuition, involving an estimated historical amount of R$ 10.8 million. We filed an administrative challenge, and the proceeding remains pending judgment. Based on the assessment of our external legal counsel, the likelihood of loss is possible. As of the date of this annual report, the amount involved in this proceeding is approximately R$12.2 million.

The provisions related to tax proceedings whose likelihood of loss is assessed as probable are R$56.4 million as of December 31, 2025. There are other tax proceedings assessed by management and our legal counsels as having a possible risk of loss, for which no provisions are recognized, in the amount of R$30.5 million as of December 31, 2025.

Mais Médicos Proceedings

On January 31, 2019, Brasil Educação S.A., or BR Educação, filed legal proceedings against SERES before the 2nd Federal Court of the Federal District seeking judicial review of SERES’s decision to disqualify the BR Educação’s bid to open a medical school in the city of Abaetetuba, in the State of Pará, as part of the public call for the Mais Médicos II program, and to authorize ITPAC Porto to operate the new undergraduate medical program. ITPAC Porto joined these proceedings as a co-defendant. The lower court granted a preventive injunction in favor of BR Educação, suspending SERES’s award of the medical school to ITPAC Porto. This injunction was subsequently repealed by the Federal Court of Appeals upon preliminary review. The Federal Court of Appeals granted ITPAC Porto’s request for a stay, thereby suspending the effects of the lower court’s preliminary injunction. BR Educação subsequently filed an interlocutory appeal against this decision. As of the date of this annual report, there was no final ruling on the interlocutory appeal that suspended the effects of the lower court’s preliminary injunction, nor on the merits of the lawsuit by the lower court, and the likelihood of loss in this proceeding is considered to be possible.

Dividends and Dividend Policy

Prior to 2025, we had never declared or paid any dividend on our common shares.

On March 12, 2025, our board of directors approved our first ever distribution of dividend. This dividend of R$129.8 million, equivalent to R$1.348923 per share was paid on April 4, 2025 to all shareholders of record as of the close of business on March 26, 2025. The payment was made in U.S. dollars at the exchange rate (PTAX) published on March 13, 2025 by the Brazilian Central Bank, which was R$/USD5.8131.

On March 12, 2026, our board of directors approved a dividend distribution in the amount of R$307.4 million, representing 40% of our consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, payable in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026. The payment will be made at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2026, which was R$/USD5.2541.

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

As of the date of this annual report, Afya Brazil and certain of our subsidiaries are required by their respective bylaws to distribute the following minimum dividends to shareholders: (i) Afya Brazil, ITPAC Araguaína, ITPAC Porto, IESP, IPTAN, UEPC, FASA, UniRedentor, FESAR, IESVAP, UNIVAÇO, and Unigranrio—at least 25% of adjusted net profit in each fiscal year; and (ii) CCSI—at least 2% of net profit in each fiscal year. FADEP, IPEC, UniSL, FCMPB, Medical Harbour, IBES, SESSA, DelRey and FUNIC are limited liability companies and their articles of association do not stipulate a mandatory minimum dividend.

B.       Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

On July 19, 2019, we completed our initial public offering. On February 7, 2020, we completed a follow-on offering. Our common shares have been listed on the Nasdaq since July 19, 2019 under the symbol “AFYA.” Prior to that date, there was no public trading market for our common shares. In Brazil, Brazilian Depositary Receipts, or BDRs, representing our common shares are traded on the B3 S.A. – Brasil, Bolsa, Balcão under the symbol “A2FY34.”

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

Our Articles of Association authorize the issuance of share capital of up to 1,000,000,000 shares of a nominal or par value of US$0.00005 each, which, at the date of this annual report, comprise 500,000,000 Class A common shares, 250,000,000 Class B common shares (which may be converted into Class A common shares in the manner contemplated in our Articles of Association), and 250,000,000 shares of such class or classes (howsoever designated) and having the rights that our board of directors may determine. As of the date of this annual report, we have 55,148,697 Class A common shares (including 3,855,150 Class A common shares held in treasury) and 38,574,134 Class B common shares of our authorized share capital issued and outstanding.

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

As of December 31, 2025, our total authorized share capital was US$50,000, divided into 1,000,000,000 shares par value US$0.00005 each, of which:

•	500,000,000 shares are designated as Class A common shares;
•	250,000,000 shares are designated as Class B common shares; and
•	250,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine.

As of December 31, 2025, the Company’s share capital was R$17,000 represented by 93,722,831 shares comprised by 55,148,697 Class A common shares and 38,574,134 class B common shares.

Treasury Shares

As of December 31, 2025, Afya had 3,855,150 common shares in treasury.

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
(iii)	The rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of further shares ranking pari passu therewith, the redemption or purchase of any shares of any class by the Company, the cancellation of authorized but unissued shares of that class or the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

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

General meetings of shareholders are generally expected to take place in Belo Horizonte, Brazil, but may be held elsewhere if the directors so decide.

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

5th Share Repurchase Program. After the completion of our fourth share repurchase program, which resulted in the purchase of 216,339 Class A common shares, our board of directors approved a new share repurchase program on August 13, 2025, or the fifth share repurchase program. Under the fifth share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions.

For the year ended December 31, 2024, there were no Class A common shares repurchased by us. For the year ended December 31, 2025, we repurchased 966,541 Class A common shares.

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

Appointment, Disqualification and Removal of Directors

Afya is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 14 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to the retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers. Bertelsmann for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to seven directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Bertelsmann Directors”), and the Esteves Family for so long as it holds Class B common shares in excess of the Ownership Threshold may appoint up to two directors at its discretion (and is entitled at any time to remove substitute or replace such directors) (“Esteves Family Directors”). In addition for so long as both hold Class B common shares in excess of the Ownership Threshold, they may appoint a further director (the “Joint Director”) and are entitled at any time to remove, substitute or replace the Joint Director (provided that if only one of Bertelsmann and the Esteves Family holds Class B Common Shares in excess of the Ownership Threshold, then only Bertelsmann or the Esteves Family, as applicable, shall have such right). The Board of Directors shall have one (1) co-chairman appointed by Bertelsmann, for so long as it holds Class B Common Shares in excess of the Ownership Threshold and one (1) co-chairman appointed by the Esteves Family, for so long as it holds Class B Common Shares in excess of the Ownership Threshold, thereafter, the chairman of the Board of Directors shall be appointed by a majority of the Directors then in office.

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

Proceedings of the Board of Directors

The Articles of Association provide that our business is to be managed and conducted by the board of directors, save that Afya may not without (i) the consent of a Bertelsmann Director while there is a Bertelsmann Director and (ii) the consent of an Esteves Family Director while there is an Esteves Family Director: create new classes of shares, issue new shares, options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for purchase or receive any class of shares or securities in the capital of Afya; repurchase or redeem any shares; execute and/or terminate any shareholders’ agreement, quotaholders’ agreement, or any other agreements related to our interest in any subsidiary; approve our consolidated financial statements; effect any follow-on offerings of Afya; approve the listing and/or the delisting of our securities with any designated stock exchange; conduct, negotiate, terminate and/or amend any business, agreement, or transaction between Afya and any related party valued in excess of R$0.5 million; approve any sale or encumbrance, for the benefit of a person of shares issued by any subsidiary, or the admission of any new partner or shareholder in such subsidiaries; carry out any investments outside the scope of the core business of Afya (as set out in the Articles of Association); incorporate any entity; appoint or terminate the engagement of any auditor that is not an Authorized Auditor as set out in the Articles of Association; provide any guarantee in respect of any person or related person of any of our shareholders, director and/or officers inter alia; or take actions in connection with the Company’s Anti-Corruption measures, provided that if the Anti-Corruption measures relate to either Bertelsmann or the Esteves Family, then the consent of the Esteves Family Director or the Bertelsmann Director respectively shall not be required.

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

Subject to the foregoing and the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine it is appropriate. Board meetings shall be held bi-monthly and shall take place either in Belo Horizonte, Brazil, or at such other place as the directors may determine.

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

C.       Material Contracts

For information concerning certain contracts important to our business, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 4. Information on the Company— Our Recent Acquisitions.”

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

U.S. Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own the securities. This discussion applies to you only if you hold Class A common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe any state, local or non-U.S. tax consequences or all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and differing tax consequences applicable to you if you are subject to special rules, such as:

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

As discussed in “—Cayman Islands Tax Considerations,” there are currently no applicable withholding taxes under Cayman Island law. However, if any non-U.S. income taxes were withheld from distributions on your Class A common shares, the amount of the withheld tax would be includible in your income as a dividend. Subject to applicable limitations, some of which vary depending upon your circumstances, the non-U.S. withholding tax may be potentially creditable against your U.S. federal income tax liability. Certain Treasury regulations impose additional requirements for non-U.S. taxes to be eligible for foreign tax credit, which applicability are further modified by notices from the IRS, and we cannot assure you that any non-U.S. income taxes would be creditable against your U.S. federal income tax liability. Subject to generally applicable limitations under U.S. law, you may be able to elect to deduct otherwise creditable withholding taxes. Even if the non-U.S. withholding taxes are not creditable, you may be entitled to deduct such taxes, subject to applicable limitations under the Code. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the creditability or deductibility of non-U.S. taxes, if any, in your particular circumstances (including any applicable limitations).

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

Based on the composition of our income and assets and the value of our assets, including goodwill (the implied value of which we estimate based on the price of our Class A common shares), we believe that we were not a PFIC for the taxable year of 2025. However, because we hold a substantial amount of cash (relative to the assets shown on our balance sheet) and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares, which could be volatile), there can be no assurance that we will not be a PFIC for any taxable year. If our Class A common share price declines while we continue to hold a substantial amount of cash for any taxable year, our risk of being or becoming a PFIC will increase. In addition, as we continue to expand our business through acquisitions and organically, our risk of becoming a PFIC will increase if we engage in activities that generate substantial passive income. Moreover, the extent to which our goodwill will be treated as an active asset is not entirely clear. If we were a PFIC for any taxable year during which you hold Class A common shares, we generally would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

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

The following table demonstrates the sensitivity to a reasonably possible change in the current interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, our income before income taxes is affected through the impact on floating interest rate, as follows:

	Balance as of December 31, 2025	Index	Base rate
	(amounts in R$ thousands, unless otherwise stated)
Cash equivalents	1,086,489	CDI	163,781

Loans and financing	(2,049,005)	CDI	(323,480)
Loans and financing	(5,262)	TJLP	(477)

Accounts payable to selling shareholders	(365,656)	CDI	(54,483)
Accounts payable to selling shareholders	(71,604)	SELIC	(10,669)
Net exposure			(225,328)

	Increase in basis points
	+75	+150
	(amounts in R$ thousands, unless otherwise stated)
Net effect on profit before tax	(10,538)	(21,076)

For further information, see note 12.4.1 to our consolidated financial statements included elsewhere in this annual report.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23.4 million as of December 31, 2025. See note 12.4.1 to our consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents as of December 31, 2025.

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

The carrying amounts of financial assets are the maximum exposure to credit risk for the components of the statements of financial position on December 31, 2025 and 2024.

Liquidity Risk

Our Management has responsibility for monitoring liquidity risk. In order to achieve our objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.       Material modifications to instruments

No matters to report.

B.       Material modifications to rights

No matters to report.

C.       Withdrawal or substitution of assets

No matters to report.

D.       Change in trustees or paying agents

No matters to report.

E.       Use of proceeds

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, under the oversight of our board of directors, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013), or COSO 2013. Based on this assessment, management believes that, as of December 31, 2025, our internal control over financial reporting was effective, based on those criteria.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2025 has been audited by KPMG Auditores Independentes Ltda., or “KPMG,”, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended December 31, 2025. The report dated March 31, 2026, issued by KPMG regarding effectiveness of the internal control over financial reporting as of December 31, 2025, is included herein.

D.       Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which currently consists of Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee is directly responsible for the recommendation for approval by the board of directors of the appointment and compensation, of our independent registered public accounting firm. João Paulo Seibel de Faria serves as Chair of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Marcelo Ken Suhara qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Our board of directors has determined that Vanessa Claro Lopes, João Paulo Seibel de Faria, Miguel Filisbino Pereira de Paula and Marcelo Ken Suhara satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

Our independent registered public accounting firm was KPMG for the year ended December 31, 2025 and our independent registered public accounting firm was Ernst & Young Auditores Independentes S/S Ltda., or EY, for the year ended December 31, 2024. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG or EY, our principal accountants, for the periods indicated.

	Year Ended December 31,
	2025	2024
	(in R$ millions)
Audit fees (1)	5.3	8.7
Tax fees (2)	0.5	0.4
All other fees (3)	0.3	-
Total fees	6.1	9.1

(1)	Audit fees include fees of R$4.2 million for the audit of our consolidated financial statements; audit of the internal control over financial reporting, audit of statutory financial statements of subsidiaries; review of our interim financial statements, and, when applicable, audit of financial statements of acquired businesses. From the total amount, R$1.1 million relates to predecessor auditor.
(2)	Tax fees consist of fees for services rendered in connection with the review of our ECF (Escrituração Contábil Fiscal) Brazilian tax reporting performed by the predecessor auditor.
(3)	Consists of fees of R$0.3 million related to limited assurance services rendered in connection with the review of our sustainability annual report, performed in accordance with ISAE 3000.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the audit committee prior to the completion of the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares by us or on our behalf, or by or on behalf of an “affiliated purchaser” (as defined under Rule 10b-18(a)(3) under the Exchange Act), for the year ended December 31, 2025:

Shares Purchased by the Company

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased under the Plans or Programs (2)
January 1 to January 31, 2025	–	–	–	–
February 1 to February 28, 2025	–	–	–	–
March 1 to March 31, 2025	–	–	–	–
April 1 to April 30, 2025	–	–	–	–
May 1 to May 31, 2025	–	–	–	–
June 1 to June 30, 2025	–	–	–	–
July 1 to July 31, 2025	–	–	–	–
August 1 to August 31, 2025	83,824	R$ 81.46	83,824	R$ 3,916,176
September 1 to September 30, 2025	52,683	R$ 81.35	52,683	R$ 3,863,493
October 1 to October 31, 2025	267,198	R$ 80.10	267,198	R$ 3,596,295
November 1 to November 30, 2025	207,595	R$ 79.05	207,595	R$ 3,388,700
December 1 to December 31, 2025	355,241	R$ 80.19	355,241	R$ 3,033,459
Total	966,541	R$ 80.09	966,541

(1)	For more information on our share repurchase programs, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Share Repurchases.”
(2)	For convenience purposes only, amounts in reais in this column have been converted from U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(3)	Our board of directors has approved our fifth share repurchase program on August 13, 2025. Under the fifth share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions.

Shares Purchased by Bertelsmann

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased under the Plans or Programs (1)
January 1 to January 31, 2025	308,414	R$ 86.99	308,414	R$ 15,365,193.09
February 1 to February 28, 2025	412,952	R$ 93.57	412,952	R$ 8,342,442.87
March 1 to March 31, 2025	–	–	–	–
April 1 to April 30, 2025	–	–	–	–
May 1 to May 31, 2025	–	–	–	–
June 1 to June 30, 2025	–	–	–	–
July 1 to July 31, 2025	–	–	–	–
August 1 to August 31, 2025	–	–	–	–
September 1 to September 30, 2025	–	–	–	–
October 1 to October 31, 2025	–	–	–	–
November 1 to November 30, 2025	–	–	–	–
December 1 to December 31, 2025	–	–	–	–
Total	721,366	R$90.28	721,366

(1)	For convenience purposes only, amounts in reais in this column have been converted from U.S. dollars using an exchange rate of R$5.5024 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2025, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.
(2)	On May 26, 2022, Bertelsmann entered into a trading plan pursuant to Rule 10b5-1 under the Exchange Act with an unaffiliated third-party broker (the “Bertelsmann Existing Trading Plan”), which was publicly announced on May 27, 2022. Under the Bertelsmann Existing Trading Plan, the broker is authorized and directed to purchase Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$129.0 million, beginning on June 27, 2022, until the earlier of the completion of the repurchase or September 25, 2023, unless terminated earlier in accordance with its terms. See Amendment No. 6 to the report on Schedule 13D filed by Bertelsmann with the SEC on May 27, 2022. On December 15, 2022, Bertelsmann entered into an amendment to the Bertelsmann Existing Trading Plan (the “Bertelsmann Trading Plan Amendment”), which was publicly announced on December 16, 2022. Under the Bertelsmann Trading Plan Amendment, the broker is authorized and directed to purchase an additional number of Class A common shares of the Company in open market transactions on behalf of Bertelsmann, subject to certain conditions, with an aggregate purchase price of up to US$200.0 million. Such additional purchases may only commence once the purchases under the Bertelsmann Existing Trading Plan have been completed but in no event before January 16, 2023. In addition, the Bertelsmann Trading Plan Amendment extended the term of the Bertelsmann Existing Trading Plan to May 31, 2024, unless terminated earlier in accordance with its terms. See Amendment No. 13 to the report on Schedule 13D filed by Bertelsmann with the SEC on December 16, 2022. On May 21, 2024, Bertelsmann entered into an amendment to the Trading Plan (the “Trading Plan Amendment”). Under the Trading Plan Amendment, the term of the Existing Trading Plan was extended until May 31, 2026 (unless terminated earlier in accordance with its terms), and in addition the purchasing guidelines for the Broker for purchases under the Existing Trading Plan were modified. Purchases under the Trading Plan Amendment may only commence thirty days after the date of the Trading Plan Amendment. There can be no certainty that any Class A common shares will be purchased under the Trading Plan Amendment.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

EY was appointed to act as our independent registered public accounting firm to audit our consolidated financial statements as of and for the years ended December 31, 2024 and 2023. On June 2, 2025, our board of directors, following the recommendation of our audit committee, approved the engagement of KPMG to provide independent auditing services for the Company, replacing EY as our independent registered public accounting firm.

EY’s reports on our consolidated financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was any report qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through June 2, 2025, there were no disagreements with EY, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of EY, would have caused EY to make a reference to the subject matter of the disagreement in connection with any reports it would have issued, and there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided EY with a copy of the foregoing disclosure, and we have requested that it furnish us with a letter addressed to the SEC stating whether or not it agrees with the above disclosures. A copy of this letter is filed as Exhibit 16.1 to this Form 20-F.

We did not consult KPMG during the Company’s fiscal years ended December 31, 2024 and 2023 and the subsequent interim period through June 2, 2025 regarding the application of accounting principles to a specific transaction, either completed or proposed, or regarding the type of audit opinion that might be rendered by KPMG on our consolidated financial statements. Furthermore, KPMG did not provide any written report or oral advice that KPMG concluded was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting.

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

For the monitoring and response to cyber incidents, Afya has teams responsible for detecting and monitoring the Company’s environment, performing threat intelligence analysis, conducting intrusion testing, and verifying the coverage and effectiveness of its detection and monitoring tools.

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

Afya’s cybersecurity team holds regular meetings to ensure continuous alignment and enhancement of the infrastructure and technology supporting the organization’s cybersecurity strategy. Potential improvements are identified and evaluated for feasibility and implementation in accordance with internal governance processes. Afya continuously adopts and invests in technological solutions to strengthen its cybersecurity posture, enhancing monitoring, threat detection, incident response, recovery, and protection capabilities across the organization.

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

According to processes and controls established by Afya, as of December 31, 2025, no events were identified that could indicate the materialization of risks or the identification of material incidents under the cybersecurity aspect that affected or could affect the business strategy, results of operations, or financial condition of the company. Minor incidents that occurred during the period were identified, treated, and communicated in accordance with the protocols, policies, and procedures established for response. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

For more information about these risks, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information” and “—Our success depends on our ability to monitor and adapt to technological changes and maintain a technological infrastructure that works adequately and without interruption” in this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Afya adopted on April 29, 2022, effective as of May 4, 2022 (incorporated by reference to Exhibit 1.4 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2023).
2.1*	Description of Securities registered under Section 12 of the Exchange Act.
4.1 †	English translation of Purchase Agreement dated as of November 27, 2018, among NRE Participações S.A., JC JOINT Fundo de Investimento em Participações Multiestratégia, Breno Miranda Trabulo Pinheiro Correia and Cristina Maria Miranda de Sousa (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.2 †	English translation of Purchase Agreement dated as of December 5, 2018, among NRE Participações S.A., João Carlos Ribeiro Pedroso, Leoni Margarida Bertolin, José Carlos Januário, Ricardo Pedroso, Daiane Pedroso Canto and RD Administração e Participação Ltda. (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed with the SEC on July 9, 2019, File No. 333-232309).
4.3*†	Loan Agreement between Afya Participações S.A. and International Finance Corporation dated as of July 22, 2024.
4.4*†	English translation of the First Issue of Registered Commercial Notes, in Two Series, for Private Placement, issued by Afya Participações S.A. dated as of October 8, 2025.
8.1*	List of Subsidiaries.
11.1*	Code of Ethics and Conduct
11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 28, 2025).
12.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.
16.1*	Letter regarding change in certifying accountant.
23.1*	Consent of Ernst & Young Auditores Independentes S.S. Ltda.
23.2*	Consent of KPMG Auditores Independentes Ltda.
97.1	Compensation recoupment policy, dated November 30, 2023 (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 26, 2024).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed herewith.
†	Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

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

Date: March 31 2026

Index to Financial Statements

Audited Consolidated Statements—Afya Limited

 Afya Limited

Consolidated financial statements

as of December 31, 2025 and 2024 and

for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Afya Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Afya Limited. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of income and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Boards (“IFRS Accounting Standards”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting .

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of goodwill and licenses with indefinite useful lives for impairment

As discussed in Notes 2.5 and 11 to the consolidated financial statements, the Company’s goodwill and licenses with indefinite useful lives as of December 31, 2025, were R$1,526,733 thousand and R$3,460,415 thousand, respectively. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. Impairment is determined for goodwill and intangible assets with indefinite useful lives by assessing the recoverable amount of each CGU to which the goodwill and intangible assets with indefinite useful lives relate. The recoverable amount for each CGU is the higher of the CGU’s fair value less costs of disposal and its value in use (VIU). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and the goodwill and intangible assets with indefinite useful lives are written down to their recoverable amounts. The VIU was calculated using the discounted cash flow model for each CGU. Based on these assessments, no impairment loss was recognized as of December 31, 2025.

We identified the evaluation of goodwill and licenses with indefinite useful lives associated with certain CGUs for impairment as a critical audit matter. Challenging auditor judgment was required to evaluate key assumptions used to determine the VIU of certain CGUs. Key assumptions included the forecasted revenue growth rates, the forecasted EBITDA growth rates, the long-term growth rates, and the discount rates. Minor changes in these key assumptions could have had a significant effect on the VIU of certain CGUs. In addition, the audit effort associated with the VIU estimate for certain CGUs required specialized skills and knowledge.

The following are the primary audit procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment evaluation of goodwill and licenses with indefinite useful lives. This included controls related to the Company’s development of the key assumptions used in estimating the VIU for certain CGUs. We evaluated the Company’s forecasted revenue growth rates and forecasted EBITDA growth rates for certain CGUs by comparing them to historical revenue growth rates and historical EBITDA growth rates performance for the respective CGUs. For certain CGUs, we compared the Company’s historical revenue and EBITDA growth rates to actual results to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the reasonableness of the discount rates for certain CGUs by comparing the inputs used by the Company to develop the discount rates to publicly available market data for comparable entities;
•	evaluating the forecasted revenue growth rates and forecasted EBITDA growth rates for certain CGUs by comparing them to revenue growth rates and margin outcomes for comparable companies.

•	evaluating the long-term growth rate for certain CGUs by comparing them to economic growth expectations using publicly available market data.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2025.

Belo Horizonte, Brazil
March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Afya Limited

Opinion on Internal Control Over Financial Reporting

We have audited Afya Limited and subsidiaries (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025, the consolidated statements of income and other comprehensive income, changes in equity, and cash flows for the year ended December 31, 2025 and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ KPMG Auditores Independentes Ltda.

Belo Horizonte- Minas Gerais, Brazil

March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Afya Limited (the Company) as of December 31, 2024, the related consolidated statements of income and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company's auditor from 2016 to 2025.

Belo Horizonte, Brazil

March 13, 2025

Afya Limited

Consolidated statement of financial position

As of December 31, 2025 and 2024

(In thousands of Brazilian reais)

	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents	5	1,125,381	911,015
Trade receivables	6	717,373	595,898
Recoverable taxes		13,429	7,139
Income taxes recoverable		23,046	18,587
Other assets	8	62,947	57,145
Total current assets		1,942,176	1,589,784

Non-current assets
Trade receivables	6	34,985	35,948
Deferred tax assets	20	12,552	-
Other assets	8	125,480	115,875
Investment in associate	9	46,518	54,442
Property and equipment	10	711,485	658,482
Right-of-use assets	12.2.2	896,758	842,219
Intangible assets	11	5,587,980	5,532,789
Total non-current assets		7,415,758	7,239,755
Total assets		9,357,934	8,829,539

Liabilities
Current liabilities
Trade payables		123,581	128,080
Loans and financing	12.2.1	60,668	363,554
Lease liabilities	12.2.2	55,772	45,580
Accounts payable to selling shareholders	12.2.3	110,640	185,318
Advances from customers		158,035	161,048
Dividends payable	15	192	-
Labor and social obligations		217,526	208,076
Taxes payable		36,043	33,456
Income taxes payable		112,638	4,247
Other liabilities		8,946	10,836
Total current liabilities		884,041	1,140,195

Non-current liabilities
Loans and financing	12.2.1	1,993,599	1,831,607
Lease liabilities	12.2.2	1,009,974	932,756
Accounts payable to selling shareholders	12.2.3	329,957	345,454
Taxes payable		77,487	84,407
Deferred tax liabilities	20	-	28,274
Provision for legal proceedings	21	128,220	113,521
Other liabilities		43,471	42,742
Total non-current liabilities		3,582,708	3,378,761
Total liabilities		4,466,749	4,518,956

Equity	15
Share capital		17	17
Additional paid-in capital		2,320,422	2,344,521
Treasury shares		(306,010)	(273,955)
Share-based compensation reserve		202,815	187,497
Retained earnings		2,634,552	2,011,875
Equity attributable to the owners of the Company		4,851,796	4,269,955
Non-controlling interests		39,389	40,628
Total equity		4,891,185	4,310,583
Total liabilities and equity		9,357,934	8,829,539

The accompanying notes are an integral part of these consolidated financial statements.

Afya Limited

Consolidated statement of income and other comprehensive income

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	2025	2024	2023

Revenue	17	3,697,255	3,304,329	2,875,913
Cost of services	18	(1,313,895)	(1,215,603)	(1,109,813)
Gross profit		2,383,360	2,088,726	1,766,100

Selling, general and administrative expenses	18	(1,113,065)	(1,008,427)	(940,132)
Allowance for expected credit losses	18	(57,090)	(60,894)	(74,552)
Other income		18,762	13,299	53,206
Other expenses		(18,857)	(20,591)	(37,561)

Operating income		1,213,110	1,012,113	767,061

Finance income	19	194,943	111,283	110,642
Finance expenses	19	(561,024)	(458,742)	(457,616)
Net finance result		(366,081)	(347,459)	(346,974)

Share of profit of equity-accounted investee, net of tax	9	13,916	11,737	9,495

Income before income taxes		860,945	676,391	429,582

Income taxes expenses	20
Current		(133,328)	(24,238)	(27,399)
Deferred		40,826	(3,233)	3,233

Net income		768,443	648,920	405,416

Other comprehensive income		-	-	-

Total comprehensive income		768,443	648,920	405,416

Net income / total comprehensive income attributable to:
Owners of the Company		752,461	631,510	386,324
Non-controlling interests		15,982	17,410	19,092
		768,443	648,920	405,416

Basic earnings per common share	16	8.32	7.01	4.30
Diluted earnings per common share	16	8.24	6.93	4.27

The accompanying notes are an integral part of these consolidated financial statements.

Afya Limited

Consolidated statement of changes in equity

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais)

		Equity attributable to the owners of the Company
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2023		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income		-	-	-	-	386,324	386,324	19,092	405,416
Total comprehensive income		-	-	-	-	386,324	386,324	19,092	405,416
Share-based compensation	18	-	-	-	31,535	-	31,535	-	31,535
Treasury shares repurchase	15	-	-	(12,369)	-	-	(12,369)	-	(12,369)
Acquisition of non-controlling interests		-	-	-	-	(10,845)	(10,845)	(10,155)	(21,000)
Restricted stock units transferred under the share-based compensation plan		-	(7,491)	5,722	-	-	(1,769)	-	(1,769)
Treasury shares transferred to executives from exercise of stock options		-	(2,653)	12,444	-	-	9,791	-	9,791
Dividends declared	15	-	-	-	-	-	-	(18,750)	(18,750)
Balances at December 31, 2023		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012

Net income		-	-	-	-	631,510	631,510	17,410	648,920
Total comprehensive income		-	-	-	-	631,510	631,510	17,410	648,920
Share-based compensation	18	-	-	-	32,424	-	32,424	-	32,424
Restricted stock units transferred under the share-based compensation plan		-	(17,672)	12,812	-	-	(4,860)	-	(4,860)
Treasury shares transferred to executives from exercise of stock options		-	(3,007)	12,383	-	-	9,376	-	9,376
Dividends declared	15	-	-	-	-	-	-	(18,289)	(18,289)
Balances at December 31, 2024		17	2,344,521	(273,955)	187,497	2,011,875	4,269,955	40,628	4,310,583

Net income		-	-	-	-	752,461	752,461	15,982	768,443
Total comprehensive income		-	-	-	-	752,461	752,461	15,982	768,443
Share-based compensation	18	-	-	-	15,318	-	15,318	-	15,318
Treasury shares repurchase	15	-	-	(77,002)	-	-	(77,002)	-	(77,002)
Restricted stock units transferred under the share-based compensation plan		-	(17,764)	12,879	-	-	(4,885)	-	(4,885)
Treasury shares transferred to executives from exercise of stock options		-	(6,335)	32,068	-	-	25,733	-	25,733
Dividends declared	15	-	-	-	-	(129,784)	(129,784)	(17,221)	(147,005)
Balances at December 31, 2025		17	2,320,422	(306,010)	202,815	2,634,552	4,851,796	39,389	4,891,185

The accompanying notes are an integral part of these consolidated financial statements.

Afya Limited

Consolidated statement of cash flows

For the years ended December 31, 2025, 2024 and 2023

(In thousands of Brazilian reais)

	Notes	2025	2024	2023

Operating activities
Income before income taxes		860,945	676,391	429,582
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	18	373,344	333,341	289,511
Write-off of property and equipment	10	3,062	2,539	1,910
Write-off of intangible assets	11	275	244	413
Allowance for expected credit losses	6, 18	57,090	60,894	74,552
Share-based compensation expense	18	15,318	32,424	31,535
Net foreign exchange differences		1,816	7,027	681
Accrued interest	19	316,379	254,386	285,447
Accrued interest on lease liabilities	12.2.2, 12.5, 19	123,067	111,966	100,849
Share of profit of equity-accounted investee, net of tax	9	(13,916)	(11,737)	(9,495)
Provision (reversal) for legal proceedings		23,250	9,705	(40,044)

Changes in assets and liabilities
Trade receivables	6	(177,602)	(97,449)	(131,336)
Recoverable taxes		(10,749)	18,107	(15,353)
Other assets	8	(10,798)	11,220	88,427
Trade payables		(4,499)	18,126	24,500
Taxes payable		(18,109)	(14,798)	3,278
Advances from customers		(3,013)	6,329	(17,892)
Labor and social obligations		9,450	8,414	31,525
Payments of legal proceedings	21	(6,873)	(4,637)	(16,781)
Other liabilities		9,196	30,687	(42,542)
		1,547,633	1,453,179	1,088,767
Income taxes paid		(16,046)	(20,520)	(45,144)
Net cash flows from operating activities		1,531,587	1,432,659	1,043,623

Investing activities
Acquisition of property and equipment	10	(166,014)	(136,924)	(118,435)
Acquisition of intangibles assets	11	(197,997)	(255,691)	(126,993)
Dividends received	9	15,553	7,501	9,900
Acquisition of non-controlling interest		-	-	(21,000)
Acquisition of assets and subsidiaries, net of cash acquired	12.2.3	(144,076)	(627,568)	(815,005)
Payments of interest		(14,536)	(78,931)	(71,518)
Net cash flows used in investing activities		(507,070)	(1,091,613)	(1,143,051)

Financing activities
Payments of principal of loans and financing	12.5	(1,624,911)	(128,696)	(112,630)
Payments of interest		(309,337)	(177,192)	(175,889)
Proceeds from loans and financing	12.5	1,494,881	491,593	5,288
Payments of principal of lease liabilities	12.2.2, 12.5	(49,411)	(41,221)	(31,473)
Payments of interest of lease liabilities	12.2.2, 12.5	(121,475)	(111,605)	(103,911)
Treasury shares repurchase	15	(77,002)	-	(12,369)
Proceeds from exercise of stock options		25,733	9,376	9,791
Dividends paid	12.5, 15	(146,813)	(18,289)	(18,750)
Net cash flows from (used in) financing activities		(808,335)	23,966	(439,943)
Net foreign exchange differences		(1,816)	(7,027)	(681)
Net increase (decrease) in cash and cash equivalents		214,366	357,985	(540,052)
Cash and cash equivalents at the beginning of the year	5	911,015	553,030	1,093,082
Cash and cash equivalents at the end of the year	5	1,125,381	911,015	553,030

The accompanying notes are an integral part of these consolidated financial statements.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”).

The Company is formed by a network of higher education and post-graduate institutions, focused on medical schools, under the regulations of the Ministry of Education (“MEC”). The Company also provides other educational services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (Software as a Service) model and supporting the patient-physician relationship.

Acquisition in 2025

On May 7, 2025, Afya Participações S.A. (“Afya Brazil”) acquired 100% of the total share capital of Faculdade Masterclass Ltda. (“FUNIC”), located in the city of Contagem, a city in the metropolitan area of Belo Horizonte, the capital of the State of Minas Gerais. The acquisition contributed 60 medical school seats to Afya. FUNIC started its operations in the second semester of 2025.

The aggregate purchase price is R$100,000. The price and payment conditions are: (i) R$60,000, net of the estimated Net Debt, paid in cash on May 7, 2025 and presented in “Acquisition of assets and subsidiaries, net of cash acquired” in the consolidated statement of cash flows; and (ii) R$40,000 payable in three equal annual installments adjusted by 100% of the Brazilian interbank interest rate (“CDI”) - see Note 22. FUNIC’s installments are not contingent consideration and therefore are not included in the fair value disclosure in Note 2.3(b). The time value on the deferred installments is recognized as finance expense using the effective interest rate method.

The acquisition includes a potential additional payment for up to 60 medical school seats, contingent upon regulatory approval. If approved by MEC within 36 months from the closing date, an additional payment of R$1,000 per approved seat will become payable. Afya Brazil does not have a legal or constructive obligation at the acquisition date or at any reporting date. Upon approval, the additional seats will give rise to additional licenses, which will be recognized and measured at that time, together with the recognition of the related liability.

Management assessed the aspects of such transaction in accordance with IFRS 3 - Business Combinations and applied the optional ‘concentration test’, designed to simplify the evaluation of whether an acquired set of activities and assets is not a business. Since substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, Management concluded that the transaction does not fall under the definition of a business, but an acquisition of assets, which were measured on initial recognition at cost allocated to identifiable assets and liabilities on a relative fair value basis.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Assets
Cash and cash equivalents	3
Property and equipment	2,683
Intangible assets - Licenses with indefinite useful life	99,628
102,314
Liabilities
Trade payables	71
Loans and financing	2,243
2,314
Total net assets	100,000

The valuation techniques used to licenses with indefinite useful life, which is the most representative asset acquired, were the With-and-without method, which consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Acquisition in 2024

On July 1, 2024, Afya Brazil acquired Unidom Participações S.A. (“Unidom”). Unidom is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. It encompasses “Unidompedro” and “Faculdade Dom Luiz”, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal. See Note 4.

2	Material accounting policies

2.1 Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

In preparing these consolidated financial statements, Management has assessed the Company’s ability to continue as a going concern and concluded that the going concern basis of accounting is appropriate.

These consolidated financial statements have been prepared on a historical cost basis, except for the following items measured at fair value: (i) certain financial instruments - including the contingent consideration payable to selling shareholders - measured at fair value through profit or loss (Notes 2.3(b) and 12.2.3); (ii) the initial recognition of identifiable assets and liabilities acquired in business combinations, which are measured at fair value at the acquisition date (Note 4); and (iii) equity-settled share-based payment awards, which are measured at grant-date fair value (Note 14). Disclosures about fair value hierarchy and valuation techniques for recurring measurements are provided in Note 2.3(b).

Substantially all operations are conducted in Brazil. Accordingly, Management determined the functional currency of the Company to be the Brazilian real (“R$”). These consolidated financial statements are presented in R$, and amounts are rounded to the nearest thousand, unless otherwise stated.

The Company improved the presentation of some items in the consolidated statement of income and other comprehensive income for the current year, by segregating the ‘Allowance for expected credit losses’ expenses from the ‘Selling, general and administrative expenses’ and the ‘Other income’ and ‘Other expenses’ from the ‘Other income (expenses), net’. To ensure comparability, the Company reflected these changes in the previous years.

These consolidated financial statements were authorized for issue by the Board of Directors on March 12, 2026.

2.2 Basis of consolidation

The table below presents a list of the Company’s subsidiaries and associate:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

				Direct and indirect interest
Name	Main activities	Location	Investment type	December 31, 2025	December 31, 2024

Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine undergraduate degree program	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde Ltda. (“FCMPB”)	Medicine undergraduate degree program	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”) (ii)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	-	100%
Medicinae Solutions S.A. (“Medicinae”) (ii)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	-	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”) (ii)	Online platform	São Paulo - SP	Subsidiary	-	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”) (ii)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	-	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”) (ii)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	-	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”) (ii)	Patient physician relationship	Barueri - SP	Subsidiary	-	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
Unidom Participações S.A. (“Unidom”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	-	100%
Instituição Baiana de Ensino Superior Ltda. (“IBES”) (i)	Undergraduate degree programs	Salvador - BA	Subsidiary	100%	100%
SESSA - Sociedade de Educação Superior do Semi-Árido Ltda. (“SESSA”) (i)	Undergraduate degree programs	Ribeira de Pombal - BA	Subsidiary	100%	100%
Faculdade Masterclass Ltda. (“FUNIC”) (iii)	Undergraduate degree programs	Contagem - MG	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i)	Unidom was merged with Afya Brazil on January 1, 2025. As a result, from this date on, Afya Brazil directly controls the Unidom’s subsidiaries IBES and SESSA.
(ii)	Cliquefarma, RX PRO and Glic were merged with Afya Brazil in August 2025; iClinic, Medicinae and Shosp were merged with Afya Brazil in October 2025.
(iii)	See Note 1.

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

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the consolidated statement of income and other comprehensive income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of financial position, consolidated statement of income and other comprehensive income and consolidated statement of changes in equity.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument is measured at fair value with the changes in fair value recognized in the consolidated statement of income and other comprehensive income.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income and other comprehensive income.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination.

Where goodwill has been allocated to a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Fair value measurement

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

All assets and liabilities for which fair value is measured or disclosed in these consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The following table shows the evaluation techniques used in measuring fair values for financial instruments classified at level 2 and 3, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Level 2 - Stock options and Restricted stock units (Note 14)	Binomial model: The fair value is estimated by utilizing a simulation of possible future share prices, applying regression analysis, as well as comparing at each potential exercise date the discounted risk-neutral expectation of the option payoff if not exercised, and the relevant exercise price.	• Expected volatility (December 31, 2025: 24% to 44%; December 31, 2024: 32% to 45%).	The estimated fair value would increase (decrease) if the expected volatility were higher (lower).
Level 3 - Contingent consideration (Accounts payable to selling shareholders - Note 12.2.3)	Probability-weighted cash flows: This valuation technique considers the probability-weighted expectation of future cash flow.	• Expected cash flows (December 31, 2025: R$325,150; December 31, 2024: R$314,953). • Probability of disbursement (December 31, 2025 and 2024: 100%).	The estimated fair value would increase (decrease) if: • the expected cash flows were higher (lower); or • the probability rate were lower (higher).

The valuation model for other financial liabilities not measured at fair value considers the present value of expected payments, discounted using a risk-adjusted discount rate.

For assets and liabilities that are recognized in these consolidated financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

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

c) Financial instruments - initial recognition and measurement

Recognition and initial measurement

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price. However, if the Company has an unconditional right to an amount that differs from the transaction price (e.g. due to the Company's refund policy), the trade receivable will be initially measured at the amount of that unconditional right.

i)	Financial assets

Classification and subsequent measurement

On initial recognition, a financial asset is classified as subsequently measured at: amortized cost; FVOCI - debt investment; FVOCI - equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are SPPI on the principal amount outstanding.

On initial recognition of certain equity investments that are not held for trading, the Company has made an irrevocable election to present subsequent changes in the investment's fair value in OCI.

This election is made on an investment-by-investment basis.

All financial assets not measured at amortized cost or FVOCI as described above (e.g. financial assets held for trading and those that are managed and whose performance is evaluated on a fair value basis) are measured at FVTPL.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company's continuing recognition of the assets.

Assessment whether contractual cash flows are SPPI

In assessing whether the contractual cash flows are SPPI, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•  contingent events that would change the amount or timing of cash flows;

•  terms that may adjust the contractual coupon rate, including variable-rate features;

•  prepayment and extension features; and

•  terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant on initial recognition. The Company had no financial assets held outside trading business models that failed the SPPI assessment.

Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost under the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated under the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

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

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on both quantitative and qualitative information and analysis on the Company’s historical experience and informed credit assessment, at each reporting date.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. Interest accrual is suspended once a financial asset meets the criteria for default. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)       Financial liabilities

Classification, subsequent measurement and gain and losses

Financial liabilities are measured at amortized cost or FVTPL. A financial liability is measured at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

The Company’s financial liabilities include trade payables, loans and financing, lease liabilities, accounts payable to selling shareholders and dividends payable.

d) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less from the date of purchase, held for the purpose of meeting short-term cash commitments, readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

e) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, except for leasehold improvements, which are depreciated over the shorter of their estimated useful lives or the lease terms.

Building	25 years
Machinery and equipment	10 years
Vehicles	5 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Leasehold improvements	1 - 30 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and other comprehensive income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

f) Leases

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

g) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination or asset acquisition is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in the consolidated statement of income and other comprehensive income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized on a straight-line over the estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The estimated useful lives of intangible assets are as follows:

Customer relationships - medicine	6 years
Customer relationships - other courses	4.5 years
Software	5 years
Trademarks	2 - 30 years
Education content, Developed technology and Educational platform	3 - 5 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income and other comprehensive income in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income and other comprehensive income.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

h) Impairment of non-financial assets

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

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five years, considering the companies activities and maturation period of its graduate and undergraduate courses. A long-term growth rate is calculated and applied to project future cash flows after the last projected year.

For impairment testing, goodwill and licenses with indefinite useful lives are allocated to their respective CGUs. The Company defined each of its operating subsidiaries as a CGU, except for the following which combines subsidiaries: (i) “Continuing education” and (ii) “Medical practice solutions”, where the subsidiaries were combined as one CGU following the business strategy and interdependency of cash flow generation.

Whenever applicable, impairment losses of continuing operations are recognized in the consolidated statement of income and other comprehensive income in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income and other comprehensive income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying amounts may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying amounts may be impaired.

i) Investments in associates

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

The financial statements of the associate are prepared for the same reporting period as the Company. The accounting policies of the associate are aligned with those of the Company.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

j) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method, except for Unidom’s contingent consideration, which are measured at fair value through profit or loss.

k) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of income and other comprehensive income, net of any reimbursement, when applicable.

l) Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company.

In respect to the consolidated statement of changes in equity, the amount corresponding to the non-controlling interest over the dividends declared are recognized directly in equity.

m) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

n) Share-based payments

Certain key executives of the Company receive compensation in the form of share-based payments, which includes stock options and restricted stock units (“RSUs”), whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in selling, general and administrative expenses, together with a corresponding increase in equity (Share-based compensation reserve), over the period in which the service (the vesting period) and, where applicable, the performance conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of income and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the consolidated statement of income and other comprehensive income.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

o) Earnings per share (“EPS”)

Basic EPS is calculated by dividing net income attributable to the owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted EPS is calculated by dividing net income attributable to the owners of the Company by the weighted average number of common shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock options and RSUs plans in the category of potentially dilutive shares.

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

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to the accounting policies in ‘Financial instruments - initial recognition and measurement’.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition, digital education content and mobile app subscription for digital medical content received from customers and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, over the contract term.

q) Taxes

The Company’s subsidiaries in the undergraduate segment joined the PROUNI (Programa Universidade para Todos - University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

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

Additional social contribution from Organization for Economic Co-operation and Development (“OECD”) Pillar Two global minimum tax

On December 27, 2024, Law 15,079/2024 was enacted, establishing the implementation of the OECD’s Pillar Two global minimum tax in Brazil, effective as of January 1, 2025.

Law 15,079/2024 aligns the Brazilian tax legislation to the OECD’s Global Anti-Base Erosion (GloBE) rules by introducing a minimum effective taxation of 15% through an additional Social Contribution on Net Profit (“CSLL”). This regulation applies to multinational groups within the scope of the OECD’s GloBE rules, specifically those whose ultimate parent entity reported annual consolidated revenues of at least €750 million in at least two of the four fiscal years immediately preceding the year under review.

The rules are designed to ensure that the additional CSLL qualifies as a Qualified Domestic Minimum Top-up Tax (QDMTT) under the OECD Inclusive Framework, subjecting Brazilian entities to a minimum tax rate of 15%.

On March 28, 2025, the Company filed a writ of mandamus with the Brazilian Federal Court challenging the enforceability of the newly enacted additional CSLL. The legal proceeding is grounded on constitutional and statutory arguments, and is waiting for court decision to prevent the collection of the additional CSLL, which is scheduled to be disbursed in 2026 with respect to the 2025 fiscal year.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Considering that there is no court decision to date, the Company has recorded the amount calculated in accordance with current legislation. The additional income tax expense as a result of Law 15,079/2024 for the year ended December 31, 2025 was R$109,458, accounted as income taxes payable in the current liabilities. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

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

2.4 Changes in accounting policies and disclosures

New and amended standards and interpretations

The following standards and amendments, which are effective for annual periods beginning on or after January 1, 2025, have been issued but are not applicable to the Company’s operations or consolidated financial statements.

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

The amendments had no impact on the Company’s accounting policies, which remained unchanged in these consolidated financial statements for the year ended December 31, 2025.

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
Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7), which:

• Clarifies that a financial liability is derecognized on the ‘settlement date’, i.e., when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met

• Clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features

• Clarifies the treatment of non-recourse assets and contractually linked instruments

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

Nature-dependent Electricity Contracts – Amendments to IFRS 9 and IFRS 7

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

The Company is currently working to identify all IFRS 18 impacts on the consolidated financial statements.

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

Other disclosures relating to the Company’s exposure to risks and uncertainties include:

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

Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 11.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Provision for legal proceedings

Provisions for labor, tax, and civil risks are recorded for all legal proceedings that represent probable losses. The assessment of the probability of loss includes the evaluation of available evidence, such as recent court decisions and the opinion of the Company's internal and external legal counsel, the nature of the proceedings, and past experience.

Provisions are reviewed and adjusted to account for changes in circumstances, such as new matters or court rulings.

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

3	Segment information

The Company has three reportable segments as follows:

• Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

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

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated based on the three reportable segments.

The tables below present assets and liabilities information for the Company’s operating segments as of December 31, 2025 and 2024:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2025	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current assets	1,765,066	92,221	98,854	1,956,141	(13,965)	1,942,176
Non-current assets	7,194,898	153,476	67,384	7,415,958	-	7,415,758

Total liabilities and equity	8,959,964	245,697	166,238	9,371,899	(13,965)	9,357,934
Current liabilities	689,074	113,729	95,203	898,006	(13,965)	884,041
Non-current liabilities	3,474,357	84,581	23,770	3,582,708	-	3,582,708
Equity	4,796,533	47,387	47,265	4,891,185	-	4,891,185

Other disclosures
Investment in associate (i)	46,518	-	-	46,518	-	46,518
Capital expenditures (ii)	281,313	79,139	43,559	404,011	-	404,011

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

As of December 31, 2024	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment balances)	Total

Total assets	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current assets	1,443,566	71,893	82,913	1,598,372	(8,588)	1,589,784
Non-current assets	6,949,619	202,425	87,711	7,239,755	-	7,239,755

Total liabilities and equity	8,393,185	274,318	170,624	8,838,127	(8,588)	8,829,539
Current liabilities	884,705	188,489	75,589	1,148,783	(8,588)	1,140,195
Non-current liabilities	3,279,846	75,619	23,296	3,378,761	-	3,378,761
Equity	4,228,634	10,210	71,739	4,310,583	-	4,310,583

Other disclosures
Investment in associate (i)	54,442	-	-	54,442	-	54,442
Capital expenditures (ii)	301,368	53,162	38,085	392,615	-	392,615

(i)	Investment in UEPC is included in non-current assets in the statement of financial position.
(ii)	Capital expenditures consider the acquisitions of property and equipment and intangible assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the years ended December 31, 2025, 2024 and 2023:

December 31, 2025	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total
External customer	3,255,426	275,705	166,124	3,697,255	-	3,697,255
Inter-segment	-	8,766	5,199	13,965	(13,965)	-
Revenue	3,255,426	284,471	171,323	3,711,220	(13,965)	3,697,255
Cost of services	(1,176,785)	(96,346)	(54,729)	(1,327,860)	13,965	(1,313,895)
Gross profit	2,078,641	188,125	116,594	2,383,360	-	2,383,360
SG&A expenses						(1,113,065)
Allowance for expected credit losses						(57,090)
Other income						18,762
Other expenses						(18,857)
Operating income						1,213,110
Finance income						194,943
Finance expenses						(561,024)
Share of profit of equity-accounted investee, net of tax						13,916
Income before income taxes						860,945
Income taxes expenses						(92,502)
Net income						768,443

December 31, 2024	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total
External customer	2,895,692	251,636	157,001	3,304,329	-	3,304,329
Inter-segment	-	3,802	4,786	8,588	(8,588)	-
Revenue	2,895,692	255,438	161,787	3,312,917	(8,588)	3,304,329
Cost of services	(1,086,081)	(96,180)	(41,930)	(1,224,191)	8,588	(1,215,603)
Gross profit	1,809,611	159,258	119,857	2,088,726	-	2,088,726
SG&A expenses						(1,008,427)
Allowance for expected credit losses						(60,894)
Other income						13,299
Other expenses						(20,591)
Operating income						1,012,113
Finance income						111,283
Finance expenses						(458,742)
Share of profit of equity-accounted investee, net of tax						11,737
Income before income taxes						676,391
Income taxes expenses						(27,471)
Net income						648,920

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

December 31, 2023	Undergraduate	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total
External customer	2,511,018	227,181	137,714	2,875,913	-	2,875,913
Inter-segment	-	8,649	2,568	11,217	(11,217)	-
Revenue	2,511,018	235,830	140,282	2,887,130	(11,217)	2,875,913
Cost of services	(997,973)	(91,915)	(31,142)	(1,121,030)	11,217	(1,109,813)
Gross profit	1,513,045	143,915	109,140	1,766,100	-	1,766,100
SG&A expenses						(940,132)
Allowance for expected credit losses						(74,552)
Other income						53,206
Other expenses						(37,561)
Operating income						767,061
Finance income						110,642
Finance expenses						(457,616)
Share of profit of equity-accounted investee, net of tax						9,495
Income before income taxes						429,582
Income taxes expenses						(24,166)
Net income						405,416

4	Business combinations

4.1 Acquisition in 2024 (Unidom)

On July 1, 2024, Afya Brazil acquired 100% of the share capital of Unidom, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses. The fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Unidom
Assets
Cash and cash equivalents	3,272
Trade receivables	9,368
Advances	94
Recoverable taxes	82
Other assets	854
Indemnification assets	7,185
Property and equipment	5,709
Rights-of-use assets	28,989
Intangible assets	462,042
517,595
Liabilities
Trade payables	1,732
Loans and financing	4,377
Labor and social obligations	7,368
Taxes payable	5,254
Other taxes payable (i)	28,274
Advances from customers	1,234
Lease liabilities	28,989
Provision for legal proceedings	7,246
Other liabilities	4,393
88,867
Total identifiable net assets at fair value	428,728
Goodwill arising on acquisition	192,034

Purchase consideration transferred	620,762
Cash paid	340,773
Consideration to be transferred	279,989

Analysis of cash flows on acquisition
Transaction costs of the acquisition	1,793
Cash paid net of cash acquired with the subsidiary	337,501
Net of cash flow on acquisition	339,294

(i)	Refers to deferred tax liabilities arising from transactions prior to Afya’s acquisition of Unidom.

The acquisition contributed with 300 operational medical school seats to the Undergraduate segment. The authorization request for these 300 medical school seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to authorize the operation considering 125 medical school seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 medical school seats initially requested by Unidom. Such decision was confirmed by a federal judge in the State of Bahia in 2023. Currently, Unidom has 300 medical school seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The total consideration of R$620,762, net of Net Debt, is comprised of: (i) R$340,773 paid in cash on July 1, 2024; and (ii) R$279,989, considering purchase consideration adjustments, payable in up to ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 medical school seats. In turn, if, within the same 10-year payment period, a final and non-appealable conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 medical school seats, the remaining payment balance will no longer be due.

This acquisition was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$2,755, which R$1,793 were expensed in the year ended December 31, 2024 (R$962 in the year ended December 31, 2023) and are included in selling, general and administrative expenses in the consolidated statement of income and other comprehensive income.

The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

At the acquisition date, the fair value of the trade receivables acquired is substantially the same as its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to the Undergraduate segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

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

5	Cash and cash equivalents

	2025	2024

Cash and bank deposits	15,470	6,078
Cash equivalents	1,109,911	904,937
	1,125,381	911,015

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Cash equivalents correspond to investment funds and Bank Certificates of Deposit (CDB) with highly rated financial institutions, available for immediate use and have an insignificant risk of changes in value.

As of December 31, 2025, the average interest on these investments is equivalent to 101.2% of the CDI rate (December 31, 2024: 99.1%). Cash equivalents denominated in U.S. dollars totaled R$23,422 as of December 31, 2025 (December 31, 2024: R$21,610).

6	Trade receivables

	2025	2024

Tuition fees	596,568	488,962
Educational content (i)	44,679	62,194
FIES (ii)	139,158	79,712
Educational credits (iii)	33,399	26,893
Mobile app subscription (iv)	21,484	24,223
Other	17,226	21,339
	852,514	703,323
Allowance for expected credit losses	(100,156)	(71,477)
	752,358	631,846
Current	717,373	595,898
Non-current	34,985	35,948

(i) Related to trade receivables from sales of e-books and medical courses through the Continuing education’s platform.

(ii) Related to trade receivables from the FIES program, created by the Brazilian federal government to offer financing to low-income students enrolled in undergraduate programs in private higher education institutions.

(iii) Related to the financing programs offered by the Company’s subsidiaries to its students.

(iv) Related to trade receivables from mobile applications subscriptions for Medical practice solutions.

As of December 31, 2025 and 2024, the aging of trade receivables was as follows:

	2025	2024

Neither past due nor impaired	383,887	327,052
Past due:
1 to 30 days	128,785	97,390
31 to 90 days	165,512	126,623
91 to 180 days	102,369	91,411
More than 180 days	71,961	60,847
	852,514	703,323

The changes in the allowance for expected credit losses for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025	2024	2023

Opening balance	(71,477)	(61,398)	(44,046)
Additions	(57,090)	(60,894)	(74,552)
Write-offs	28,411	50,815	57,200
Closing balance	(100,156)	(71,477)	(61,398)

7	Related parties

The tables below summarize the balances and transactions with related parties:

	2025	2024

Assets
Right-of-use assets	216,085	205,911
Trade receivables (i)	384	507
Other assets (ii)	-	597
	216,469	207,015
Current	-	1,010
Non-current	216,469	206,005

Liabilities
Lease liabilities	260,790	242,703
	260,790	242,703
Current	9,447	6,610
Non-current	251,343	236,093

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	2025	2024	2023

Income (expenses)
UEPC (i)	475	517	465
EMIVE Patrulha 24 Horas Ltda. (iii)	(7)	(7)	(6)
Depreciation - Right-of-use assets	(17,637)	(14,639)	(13,801)
Lease liabilities interest	(30,841)	(28,343)	(25,676)
	(48,010)	(42,472)	(39,018)

(i)	Refers to sales of educational content to UEPC.
(ii)	Refers to expenses reimbursed by Bertelsmann.
(iii)	Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

The Company has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer. The main lease agreements with RVL are described below:

On June 21, 2016, RVL entered into lease agreements, as amended on April 26, 2018, with ITPAC Araguaína and ITPAC Porto, pursuant to which RVL agreed to lease campuses to those entities in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years and are renewable for an additional 20 years subject to the provisions of each lease agreement. The balance of lease liabilities as of December 31, 2025 was R$83,992 (December 31, 2024: R$84,102) and the amount paid during the year ended December 31, 2025 was R$13,926 (December 31, 2024 and 2023: R$13,453 and R$13,254, respectively).

On September 6, 2018, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC Araguaína the new campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly revenue of ITPAC until July 2024. From August 2024, the monthly amount should be equal to the amount paid in the first semester of 2024 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years. The balance of lease liabilities as of December 31, 2025 was R$65,328 (December 31, 2024: R$63,989) and the amount paid during the year ended December 31, 2025 was R$8,881 (December 31, 2024 and 2023: R$8,568 and R$7,615, respectively).

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the medical campus in the city of Santa Inês, State of Maranhão. The lease agreement, as amended on February 27, 2025 is for a monthly amount adjusted in accordance with the provisions of the lease agreement of: (i) R$12 until December 2020; (ii) from January 2021 to December 2025, 6.5% of the monthly revenue of IPTAN during the prior semester; (iii) from January 2026, the monthly amount should be equal to the amount paid in the second semester of 2025; and (iv) from January 2027 thereon, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years and is renewable for an additional 20 years. The balance of lease liabilities as of December 31, 2025 was R$15,962 (December 31, 2024: R$9,743) and the amount paid during the year ended December 31, 2025 was R$2,136 (December 31, 2024 and 2023: R$1,338 and R$1,111, respectively).

On August 2, 2021, RVL entered into a lease agreement with ITPAC Araguaína, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to: (i) up to June 2022, R$40; (ii) from July 2022 until December 2028, 6.5% of the monthly revenue of ITPAC Garanhuns during the prior semester, adjusted in accordance with the provisions of the lease agreement; and (iii) from January 2029 on, the monthly amount should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years. The balance of lease liabilities as of December 31, 2025 was R$26,326 (December 31, 2024: R$17,556) and the amount paid during the year ended December 31, 2025 was R$3,664 (December 31, 2024 and 2023: R$2,199 and R$1,159, respectively).

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On May 2, 2024, RVL entered into a rent agreement with IPTAN, pursuant to which RVL agreed to rent to IPTAN a property for the campus in the city of São João del Rei, State of Minas Gerais. The rent agreement is for a monthly amount payable equal to R$4, adjusted annually by the inflation rate (IGP-M). The rent agreement is for a term of one year and is renewable for an additional term of three years.

On June 14, 2024, RVL entered into a lease agreement with DelRey, pursuant to which RVL agreed to lease to DelRey a property for the campus in the city of Jaboatão dos Guararapes, State of Pernambuco. The lease agreement is for a monthly amount payable equal to R$114.5, with a grace period of 12 months, extended by an additional six months. The monthly amount payable should be adjusted annually by the inflation rate (IPCA). The lease agreement is for a term of 20 years. The balance of lease liabilities as of December 31, 2025 was R$10,905 (December 31, 2024: R$9,383) and due to the grace period no payments were made during the years ended December 31, 2025 and 2024.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela de Oliveira Tavares Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease UNIVAÇO’s campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The balance of lease liabilities as of December 31, 2025 was R$22,802 (December 31, 2024: R$22,818) and the amount paid during the year ended December 31, 2025 was R$3,752 (December 31, 2024 and 2023: R$3,633 and R$3,582, respectively).

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Tavares Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease IESVAP’s campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly revenue of IESVAP until June 2021. From July 2021, the monthly amount should be equal to the amount paid in the first semester of 2021 and thereafter adjusted annually by the inflation rate (IGP-M). The lease agreement is for an initial term of 20 years and is renewable for an additional 20 years subject to the provisions of the lease agreement. The balance of lease liabilities as of December 31, 2025 was R$35,475 (December 31, 2024: R$35,112) and the amount paid during the year ended December 31, 2025 was R$5,435 (December 31, 2024 and 2023: R$5,244 and R$5,170, respectively).

Other related parties transactions

The commercial notes issued by Afya Brazil on October 15, 2025 are guaranteed by the following subsidiaries: Unigranrio, IESP and DelRey. See note 12.2.1.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income and other comprehensive income comprised the following:

	2025	2024	2023

Short-term employee benefits	27,160	21,171	16,979
Share-based compensation plans	16,193	19,884	21,380
	43,353	41,055	38,359

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

8	Other assets

	2025	2024

Indemnification assets - Note 21	80,379	78,701
Advances	40,205	35,140
Judicial deposits	19,274	16,938
Prepaid expenses	18,070	19,761
Other FIES credits	6,866	8,982
Convertible loans from venture capital investments	13,240	8,724
Dividends	6,287	1,628
Other assets	4,106	3,146
	188,427	173,020
Current	62,947	57,145
Non-current	125,480	115,875

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	2025	2024

Current assets	27,686	38,122
Non-current assets	118,550	116,846
Current liabilities	(44,726)	(30,049)
Non-current liabilities	(90,394)	(87,388)
Equity	11,116	37,531
Company’s share in equity - 30%	3,335	11,259
Goodwill	43,183	43,183
Carrying amount of the investment	46,518	54,442

	2025	2024	2023

Revenue	167,525	156,984	148,042
Cost of services	(79,116)	(72,898)	(71,282)
Selling, general and administrative expenses	(32,587)	(30,755)	(27,646)
Allowance for expected credit losses	445	(1,587)	(1,029)
Other income	660	212	179
Other expenses	(5,111)	(5,326)	(8,709)
Net finance result	(3,298)	(4,946)	(6,123)
Income before income taxes	48,518	41,684	33,432
Income taxes expenses	(2,132)	(2,560)	(1,782)
Net income	46,386	39,124	31,650
Company’s share of profit, net of tax	13,916	11,737	9,495

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The movements during the years ended December 31, 2025, 2024 and 2023 are shown below:

	2025	2024	2023

Opening balance	54,442	51,834	53,907
Share of profit, net of tax	13,916	11,737	9,495
Dividends received	(15,553)	(7,501)	(9,900)
Dividends receivable - Other assets	(6,287)	(1,628)	(1,668)
Closing balance	46,518	54,442	51,834

The Company tests the recoverability of the carrying amount of the Company’s investment in UEPC at least annually. As of December 31, 2025 and 2024, no impairment had to be recognized.

10	Property and equipment

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment as of and for the years ended December 31, 2025, 2024 and 2023. The following table shows the balances and movements in property and equipment during the years ended December 31, 2025, 2024 and 2023.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2023	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	96	20,071	-	776	17,914	21,135	985	49	57,409	118,435
Business combination	-	7,729	-	-	4,384	734	1,329	10,741	63	24,980
Write-off (i)	-	(9,411)	-	(475)	(1,443)	(7,979)	(7,788)	(286)	-	(27,382)
Transfer	1,279	1,202	-	-	(708)	327	-	108,098	(110,198)	-
As of December 31, 2023	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	1,003	29,195	-	130	21,582	25,945	1,293	2,001	55,775	136,924
Business combination	2	2,528	-	-	289	736	372	1,782	-	5,709
Write-off (i)	-	(2,071)	-	(42)	(7,050)	(1,154)	-	-	-	(10,317)
Transfer	5,129	(226)	-	-	(862)	480	-	41,182	(45,703)	-
As of December 31, 2024	99,366	149,407	18,852	1,442	124,818	108,817	33,553	309,413	44,034	889,702
Additions	121	28,301	-	-	28,575	24,204	1,178	2,812	80,823	166,014
Write-off (i)	-	-	-	(435)	(1,220)	(2,536)	(80)	(6,781)	(7)	(11,059)
Transfer	9,015	275	-	-	1,110	(754)	-	46,018	(55,664)	-
As of December 31, 2025	108,502	177,983	18,852	1,007	153,283	129,731	34,651	351,462	69,186	1,044,657

Depreciation
As of January 1, 2023	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(4,242)	(14,900)	-	(325)	(12,556)	(13,286)	(3,327)	(26,271)	-	(74,907)
Write-off (i)	118	6,684	-	235	2,528	8,254	7,563	90	-	25,472
Transfer	196	3	-	-	-	(3)	-	(196)	-	-
As of December 31, 2023	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(4,188)	(17,684)	-	(377)	(12,778)	(15,608)	(3,058)	(36,604)	-	(90,297)
Write-off (i)	-	1,491	-	42	4,593	1,150	-	502	-	7,778
Transfer	(95)	(74)	-	-	482	(165)	-	(148)	-	-
As of December 31, 2024	(13,962)	(45,110)	-	(137)	(28,080)	(41,495)	(21,710)	(80,726)	-	(231,220)
Depreciation	(4,962)	(18,197)	-	(304)	(15,989)	(20,514)	(3,002)	(46,981)	-	(109,949)
Write-off (i)	-	881	-	301	1,055	1,545	80	4,135	-	7,997
As of December 31, 2025	(18,924)	(62,426)	-	(140)	(43,014)	(60,464)	(24,632)	(123,572)	-	(333,172)

Net book value
As of December 31, 2025	89,578	115,557	18,852	867	110,269	69,267	10,019	227,890	69,186	711,485
As of December 31, 2024	85,404	104,297	18,852	1,305	96,738	67,322	11,843	228,687	44,034	658,482

(i)	Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Intangible in progress	Other	Total
Cost
As of January 1, 2023	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	1,314	9,827	37,712	23,164	27,976	-	99,993
Business combination	75,098	586,263	-	142,451	63	-	-	-	-	-	803,875
Write-off (i)	-	-	-	-	(2,235)	-	-	(911)	(125)	-	(3,271)
Remeasurement	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	28,708	4,785	16	(3,058)	(30,451)	-	-
As of December 31, 2023	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions	-	157,227	-	-	1,511	17,701	14,092	30,255	34,905	-	255,691
Business combination	192,034	427,482	-	34,560	-	-	-	-	-	-	654,076
Write-off (i)	-	-	-	-	-	(162)	(117)	-	(1)	-	(280)
Transfer	-	-	-	-	23,292	6,529	(39,929)	29,673	(19,565)	-	-
As of December 31, 2024	1,526,733	3,360,786	182,060	612,827	95,953	108,269	102,523	134,820	27,473	1,055	6,152,499
Additions	-	99,629	-	-	276	25,106	9,552	31,250	72,184	-	237,997
Write-off (i)	-	-	-	-	-	(2)	(1)	-	(272)	-	(275)
Transfer	-	-	-	(691)	31,531	-	-	-	(30,840)	-	-
As of December 31, 2025	1,526,733	3,460,415	182,060	612,136	127,760	133,373	112,074	166,070	68,545	1,055	6,390,221

Amortization
As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(11,083)	(89,584)	(8,764)	(15,668)	(21,504)	(4,778)	-	(105)	(151,486)
Write-off (i)	-	-	-	-	1,947	-	-	911	-	-	2,858
Transfer	-	-	-	-	-	-	(6)	6	-	-	-
As of December 31, 2023	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(12,506)	(82,737)	(16,457)	(18,471)	(20,086)	(22,387)	-	(106)	(172,750)
Write-off (i)	-	-	-	-	-	1	35	-	-	-	36
Transfer	-	-	-	-	(1,207)	-	9,019	(7,812)	-	-	-
As of December 31, 2024	-	-	(38,544)	(384,684)	(41,758)	(60,700)	(42,635)	(51,099)	-	(290)	(619,710)
Amortization	-	-	(5,127)	(74,558)	(24,739)	(20,782)	(16,741)	(40,478)	-	(106)	(182,531)
Transfer	-	-	-	380	(380)	-	-	-	-	-	-
As of December 31, 2025	-	-	(43,671)	(458,862)	(66,877)	(81,482)	(59,376)	(91,577)	-	(396)	(802,241)

Net book value
As of December 31, 2025	1,526,733	3,460,415	138,389	153,274	60,883	51,891	52,698	74,493	68,545	659	5,587,980
As of December 31, 2024	1,526,733	3,360,786	143,516	228,143	54,195	47,569	59,888	83,721	27,473	765	5,532,789

(i)	Refers to intangible assets written-off as result of lack of expectation of future use.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

Licenses with indefinite useful life include intangible assets acquired through business combinations and asset acquisitions. The licenses for medicine and other courses granted by MEC have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives are allocated to the respective CGUs.

The Company performed its annual impairment test on December 31, 2025, 2024 and 2023. There was no impairment for goodwill and licenses with indefinite useful lives for the years then ended.

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The Company determines the recoverable amount of its CGUs based on the value-in-use. Estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amount as of December 31, 2025 and 2024 were as follows:

	Carrying amount
	Goodwill		Licenses with indefinite useful life		CGU
	2025	2024	2025	2024	2025	2024

IPTAN	17,446	17,446	57,214	57,214	142,155	122,599
IESVAP	27,956	27,956	81,366	81,366	128,552	126,195
CCSI	4,664	4,664	56,737	56,737	64,782	60,377
IESP	73,838	73,838	179,693	179,693	336,287	322,900
FADEP	49,661	49,661	70,606	70,606	143,096	141,201
FASA	58,903	58,903	144,507	144,507	350,392	341,020
IPEC	-	-	108,000	108,000	168,247	168,174
UniRedentor	77,662	77,662	121,477	121,477	251,332	244,123
UniSL	4,420	4,420	273,795	273,795	401,911	386,889
FESAR	71,664	71,664	141,616	141,616	248,037	246,385
FCMPB	110,483	110,483	235,018	235,018	404,039	392,862
ITPAC Garanhuns	-	-	108,000	108,000	150,489	129,458
Continuing education (i)	267,477	267,477	-	-	574,048	542,354
Medical practice solutions (i)	238,477	238,477	-	-	373,954	411,873
UnifipMoc	87,777	87,777	239,847	239,847	427,474	412,698
Unigranrio	169,173	169,173	421,538	421,538	804,996	819,682
DelRey	75,098	75,098	693,890	693,890	960,966	929,307
Unidom	192,034	192,034	427,482	427,482	718,699	687,570
FUNIC	-	-	99,629	-	110,943	-
	1,526,733	1,526,733	3,460,415	3,360,786	6,760,399	6,485,667

(i)	For the year ended December 31, 2025, the companies included in former Pillar 1 (Medcel, Além da Medicina, CardioPapers and Medical Harbour) where grouped together with IPEMED to constitute the Continuing education CGU. The companies included in former Pillar 2 (PEBMED) and former Pilar 3 (iClinic, Medicinae, Shosp and RX Pro) where grouped together with Glic and Cliquefarma to constitute the Medical practice solutions CGU. As a result, the prior period was revised for comparative purposes. The grouping of these companies into a unified CGU reflects the economic reality of their business and is consistent with the Company’s integrated operational model. This classification also represents how operations are internally monitored.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The key assumptions used by the Company to determine the value in use of the CGUs were:

Key assumption	Description	2025	2024
Discount rates	Represent the current market assessment of the specific risks associated to the CGUs, estimated based on information from both internal and external sources, including the Company’s and third parties historical weighted-average cost of capital (WACC).	Pre-tax discount rate applied to cash flow projections: between 10.82% and 11.73%.	Pre-tax discount rate applied to cash flow projections: between 11.66% and 13.97%.
Perpetuity growth rate	Cash flow projections include specific estimates for a five-year period followed by a terminal growth rate, determined based on management's internal estimate of the long-term compound annual growth rate (CAGR), consistent with the assumptions that would be made by a market participant.	From 3.5% to 9.50%.	From 3.5% to 7.53%.
EBITDA[1] growth rate (annual average for the next five years)	EBITDA growth rate was estimated using historical performance as a baseline, adjusted for: - Expected revenue growth, driven by increases in both sales volume and pricing. - Expected margin expansion, which reflects operational efficiencies and scale economies as volumes increase, partially offset by projected increases in costs.	6.88%	5.69%

Sensitivity analysis: impacts of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2025, or a decrease of 25 basis points on perpetuity growth rate or EBITDA growth rate would not have significant impacts on Company’s impairment testing.

Impairment testing of other intangible assets

There were no impairment indicatives of intangible assets with finite useful lives as of and for the year ended December 31, 2025.

12	Financial assets and liabilities

12.1	Financial assets

	2025	2024
At amortized cost
Cash and cash equivalents	1,125,381	911,015
Trade receivables	752,358	631,846
Other FIES credits - Other assets	6,866	8,982
Dividends receivable - Other assets	6,287	1,628
	1,890,892	1,553,471
Current	1,849,041	1,508,541
Non-current	41,851	44,930

[1] EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA is not a defined performance measure under IFRS Accounting Standards.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.2	Financial liabilities

	2025	2024
At amortized cost
Trade payables	123,581	128,080
Loans and financing	2,054,267	2,195,161
Lease liabilities	1,065,746	978,336
Accounts payable to selling shareholders	115,447	215,819
Dividends payable	192	-
	3,359,233	3,517,396
Current	326,432	690,395
Non-current	3,032,801	2,827,001

	2025	2024
At fair value
Accounts payable to selling shareholders (earn-outs)	3,337	20,067
Accounts payable to selling shareholders (Unidom)	321,813	294,886
	325,150	314,953
Current	24,421	32,137
Non-current	300,729	282,816

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2025	2024

Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.90% p.y.	October 2025	-	309,496
FINEP (b)	Brazilian real	TJLP p.y.	July 2027	5,262	8,209
Softbank (c)	Brazilian real	6.5% p.y.	April 2026	-	845,492
Debentures (d)	Brazilian real	CDI + 1.80% p.y.	January 2028	-	526,946
IFC (e)	Brazilian real	CDI + 1.05% p.y.	April 2030	510,672	505,018
Commercial notes (f)	Brazilian real	CDI + 0.70% p.y.	October 2028	512,678	-
Commercial notes (f)	Brazilian real	CDI + 0.85% p.y.	October 2030	1,025,655	-
				2,054,267	2,195,161
Current				60,668	363,554
Non-current				1,993,599	1,831,607

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023. On September 28, 2022, Afya Brazil signed an amendment with Banco Itaú Unibanco S.A in order to extend its debt profile, postponing the original repayments dates from 2022 and 2023 to 2023, 2024 and 2025. Due to such extension, the spread over the CDI rate increased from 1.62% p.y to 1.90% p.y. The aggregate outstanding amount was fully repaid on September 30, 2025.

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

(c) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of US$0.00005 per share of Afya for US$150,000 thousands, equivalent to R$821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

On November 3, 2025, the Company repurchased all 150,000 Series A perpetual convertible preferred shares of a nominal or par value of US$0.00005 each in the capital of the Company for an aggregate purchase price of R$831,600, following the Share Repurchase Agreement with SBLA Holdco LLC, an affiliate of Softbank. All repurchased Series A preferred shares were cancelled by the Company.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(d) On December 16, 2022, Afya Brazil issued 500,000 simple, non-convertible, unsecured debentures in a single series, each with a par value of R$1, totaling an aggregate amount of R$500,000, in a public distribution with restricted placement efforts in the Brazilian market, under the terms of the Brazilian Securities Commission (CVM) Rule No. 476. The debentures were issued with a maturity date of January 15, 2028, with the principal to be amortized in two equal installments payable on January 15, 2027 and January 15, 2028, corresponding to the fourth and fifth years of the transaction, respectively. The debentures bear interest at 100% of the CDI rate plus 1.80% per year, payable semi-annually on January 15 and July 15 of each year, until the maturity date. The aggregate outstanding amount was fully repaid on October 22, 2025.

(e) On August 7, 2024, Afya Brazil entered into a loan agreement with International Finance Corporation ("IFC") to support its expansion program, through acquisitions. The financing is IFC’s first sustainability-linked loan based on social targets in the education sector. The pricing of IFC’s loan will be linked to Afya reaching performance target levels in selected social key performance indicators encompassing free medical consultations for the community and quality of education according to MEC criteria (“Sustainability KPIs” - unaudited).

The aggregate principal amount of the loan is R$500,000, which shall be repaid in seven equal semi-annual installments starting in April 2027. The interest rate of CDI rate plus 1.20% was reduced by 15 bps to 1.05% since the Sustainability KPIs were achieved (unaudited).

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain, as of the last day of each quarter of each financial year, Net Debt (Loans and financing plus Accounts payable to selling shareholders less Cash and cash equivalents) to Adjusted EBITDA ratio below or equal to 3.0x, at the end of each fiscal year, until the maturity date. Adjusted EBITDA for covenant purposes considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses.

(f) On October 15, 2025, Afya Brazil issued commercial notes for private placement, sold to Opea Securitizadora S.A. ("Opea”), a Brazilian securitization corporation pursuant to Section 45 of Brazilian Law No. 14,195/2021, as amended. Opea issued a debenture backed by the commercial notes on the same terms and conditions.

The aggregate principal amount of the commercial notes is R$1,500,000, divided into two series, the first in the aggregate amount of R$500,000 ("First Series”) and the second in the aggregate amount of R$1,000,000 ("Second Series”). The First Series will mature on October 15, 2028 and the Second Series will mature on October 15, 2030. The interest rate applicable to the First Series and Second Series will be equal to the CDI rate plus a spread of 0.70% and 0.85% per year, respectively, based on 252 business days.

Afya Brazil is subject to certain obligations including financial covenants, and the Company shall maintain Net Debt (excluding lease liabilities) to adjusted EBITDA ratio below or equal to 3.0x, at the end of each fiscal year, until maturity date, applicable from December 31, 2025 and thereafter. Adjusted EBITDA for covenant purposes considers net income plus (i) income taxes expenses, (ii) net financial result (excluding interest expenses on lease liabilities), (iii) depreciation and amortization expenses (excluding right-of-use assets depreciation expenses), (iv) share-based compensation expenses, (v) share of income of associate, (vi) interest received and (vii) non-recurring expenses.

The transaction costs that are directly attributable to the issuance of the commercial notes were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$5,163, including legal counsels and advisors.

As disclosed in Note 7, the commercial notes are guaranteed by the following subsidiaries: Unigranrio, IESP and DelRey.

12.2.2	Leases

The Company has property lease contracts with maturities between five and 30 years. There are no contract modification, sublease or variable payments in the period. The remeasurements are related to index-based updates of the lease payments amounts.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of December 31, 2025, 2024 and 2023 and the movements during years ended December 31, 2025, 2024 and 2023 are shown below:

	Right-of-use assets			Lease liabilities
	2025	2024	2023	2025	2024	2023

Opening balance	842,219	767,609	690,073	978,336	874,569	769,525
Additions	37,727	37,671	7,328	37,727	37,671	7,328
Remeasurement	98,987	80,226	70,387	98,987	80,226	70,387
Business combinations	-	28,989	65,408	-	28,989	65,408
Depreciation expense	(80,864)	(70,294)	(63,118)	-	-	-
Interest expense	-	-	-	123,067	111,966	100,849
Payments of principal	-	-	-	(49,411)	(41,221)	(31,473)
Payments of interest	-	-	-	(121,475)	(111,605)	(103,911)
Write-off (i)	(1,311)	(1,982)	(2,469)	(1,485)	(2,259)	(3,544)
Closing balance	896,758	842,219	767,609	1,065,746	978,336	874,569

Balances:	2025	2024	2023	2025	2024	2023

Current	-	-	-	55,772	45,580	36,898
Non-current	896,758	842,219	767,609	1,009,974	932,756	837,671

(i)	Refers to early termination of lease contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$12,617 for the year ended December 31, 2025 (R$11,207 and R$10,871 for the years ended December 31, 2024 and 2023, respectively).

12.2.3	Accounts payable to selling shareholders

	Interest rate	2025	2024

Accounts payable at amortized cost (deferred consideration)
Unigranrio (a)	CDI	-	90,543
DelRey (b)	Selic	71,604	125,276
FUNIC (c)	CDI	43,843	-
Accounts payable at fair value (contingent consideration)
Shosp (d)	-	454	454
Além da Medicina (e)	-	-	9,600
CardioPapers (f)	-	2,883	10,013
Unidom (g)	CDI	321,813	294,886
		440,597	530,772
Current		110,640	185,318
Non-current		329,957	345,454

(a) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price was R$618,956 of which 60% was paid in cash on the transaction closing date, and 40% was payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate. The aggregate outstanding amount was fully paid on August 4, 2025.

(b) On January 2, 2023, Afya Brazil acquired 100% of DelRey. The consideration of R$234,000 is payable in cash in three annual installments of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate.

(c) On May 7, 2025, Afya Brazil acquired 100% of FUNIC. The aggregate purchase price was R$100,000 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in three annual installments adjusted by the CDI rate.

(d) On May 13, 2021, Afya Brazil acquired 100% of Shosp which included an earn-out of R$513 paid in August 2023 related to product development and R$454 will be paid until 2026.

(e) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The contingent consideration of R$9,600 was fully paid on May 23, 2025.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(f) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The contingent consideration of R$2,883 is based on the estimated payment considering the facts and circumstances as of December 31, 2025.

(g) On July 1, 2024, Afya Brazil acquired 100% of Unidom. The consideration of R$279,989 is payable in up to ten annual installments, adjusted by the CDI rate, and it is conditioned upon the maintenance of the authorization of the 175 medical school seats in each of the prior year. The contingent consideration is based on the estimated payment considering the facts and circumstances as of December 31, 2025. The accounts payable to the selling shareholders of Unidom is updated by the CDI rate, as determined in the purchase agreement, and measured at fair value considering the maintenance of the authorization of the 175 operating medical school seats. See Note 4.

The movements during the years ended December 31, 2025, 2024 and 2023 are shown below:

	2025	2024	2023

Opening balance	530,772	566,867	528,678
Additions	40,000	279,989	234,000
Payments of principal	(144,076)	(290,067)	(225,460)
Payments of interest	(49,608)	(78,931)	(55,989)
Interest	19,979	37,276	85,069
Remeasurement of contingent consideration	43,530	15,638	2,556
Other	-	-	(1,987)
Closing balance	440,597	530,772	566,867

12.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2025		2024
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Loans and financing	2,054,267	2,056,492	2,195,161	2,196,152
	2,054,267	2,056,492	2,195,161	2,196,152

The Company assessed that the fair values of cash and cash equivalents, trade receivables, other assets, trade payables and accounts payable to selling shareholders approximate their carrying amounts.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy during the years ended December 31, 2025 and 2024.

12.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations and expansion. The Company’s main financial assets include cash and cash equivalents and trade receivables.

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

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of December 31, 2025.

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

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	2025	Index	Base rate

Cash equivalents	1,086,489	CDI	163,781
Loans and financing	(2,049,005)	CDI	(323,480)
Loans and financing	(5,262)	TJLP	(477)
Accounts payable to selling shareholders	(365,656)	CDI	(54,483)
Accounts payable to selling shareholders	(71,604)	Selic	(10,669)
Net exposure			(225,328)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(10,538)	(21,076)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23,422 as of December 31, 2025 (December 31, 2024: R$21,610).

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.5018 to U.S. dollar 1.00) as of December 31, 2025, with all other variables held constant.

	Exposure	+10%	-10%
Cash equivalents	23,422	2,342	(2,342)

12.4.2	Credit risk

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

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position on December 31, 2025 and 2024.

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

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2025	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	123,581	-	-	-	123,581
Loans and financing	308,292	1,360,411	1,473,733	-	3,142,436
Lease liabilities	178,638	347,847	331,019	1,342,713	2,200,217
Accounts payable to selling shareholders	126,307	131,446	185,821	502,355	945,929
	736,818	1,839,704	1,990,573	1,845,068	6,412,163

As of December 31, 2024	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	128,080	-	-	-	128,080
Loans and financing	526,659	1,494,287	617,818	75,526	2,714,290
Lease liabilities	158,746	303,211	293,178	1,360,107	2,115,242
Accounts payable to selling shareholders	205,322	150,565	99,100	373,498	828,485
	1,018,807	1,948,063	1,010,096	1,809,131	5,786,097

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2025	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	December 31, 2025

Loans and financing	2,195,161	(1,624,911)	(274,265)	1,494,881	252,870	10,531	2,054,267
Lease liabilities	978,336	(49,411)	(121,475)	136,714	123,067	(1,485)	1,065,746
Dividends payable	-	(146,813)	-	147,005	-	-	192
	3,173,497	(1,821,135)	(395,740)	1,778,600	375,937	9,046	3,120,205

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2024

Loans and financing	1,800,775	(128,696)	(177,192)	491,593	201,472	4,377	2,832	2,195,161
Lease liabilities	874,569	(41,221)	(111,605)	117,897	111,966	28,989	(2,259)	978,336
Dividends payable	-	(18,289)	-	18,289	-	-	-	-
	2,675,344	(188,206)	(288,797)	627,779	313,438	33,366	573	3,173,497

	January 1, 2023	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	December 31, 2023

Loans and financing	1,882,901	(112,630)	(175,889)	5,288	197,678	-	3,427	1,800,775
Lease liabilities	769,525	(31,473)	(103,911)	77,715	100,849	65,408	(3,544)	874,569
Dividends payable	-	(18,750)	-	18,750	-	-	-	-
	2,652,426	(162,853)	(279,800)	101,753	298,527	65,408	(117)	2,675,344

The changes in equity arising from financing activities are disclosed in the consolidated statement of changes in equity.

13	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial and non-financial covenants under the debentures and other loans and financing. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financing. There have been no breaches of the financial and non-financial covenants of any loans and financing in the current and previous years.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2025.

14	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$56,581, R$35,857 and R$22,185 are recognized in cost of services and selling, general and administrative expenses in the consolidated statement of income and other comprehensive income for the years ended December 31, 2025, 2024 and 2023, respectively.

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

During the years ended December 31, 2025, 2024 and 2023 the Company had the following grants of stock options to its executives:

	November 2025	April 2025	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023

Amount	692,000	60,000	113,900	232,000	37,000	153,000	30,000	15,000
Exercise price at the measurement date	R$62.57	R$79.91	R$73.75	R$60	R$59	R$59	R$57	R$56
Dividend yield (%)	0%	0%	0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	24-41%	35-44%	32-45%	34-56%	44-56%	47-56%	48-55%	46-56%
Risk-free interest rate (%)	13-15%	14-15%	11-13%	10-11%	11-12%	10-12%	11-13%	13%
Expected life of stock options (years)	1-5	1-5	1-5	1-5	1-5	1-5	1-5	1-5
Share price at the measurement date	R$79.36	R$107.33	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69
Valuation model	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$33.27	R$45.95	R$39.71	R$54.25	R$38.67	R$37.04	R$32.04	R$29.54

The table below presents the number and movements in stock options for the years ended December 31, 2025, 2024 and 2023:

	Weighted average exercise price (in Brazilian Reais)	Number of stock options
		2025	2024	2023

Outstanding at January 1	67.31	1,610,679	1,696,064	3,729,287
Granted	63.95	752,000	113,900	467,000
Exercised	63.62	(404,478)	(147,955)	(164,214)
Stock options exchanged to RSUs	-	-	-	(1,751,599)
Forfeited	72.42	(57,152)	(16,182)	(333,111)
Expired	68.54	(57,680)	(35,148)	(251,299)
Outstanding at December 31	65.91	1,843,369	1,610,679	1,696,064
Exercisable	71.33	340,219	427,202	242,235

The share-based compensation expense recognized in selling, general and administrative expenses in the consolidated statement of income and other comprehensive income for the year ended December 31, 2025 was R$4,809 (R$17,394 and R$20,850 in 2024 and 2023, respectively).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the Restricted Stock Units program for its employees. The participant's right to effectively receive ownership of the restricted stock units will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the years ended December 31, 2025, 2024 and 2023 the Company had the following grants of RSUs to its executives:

	November 2025	April 2025	October 2024	December 2023	October 2023	August 2023	April 2023	February 2023

Amount	346,000	35,000	44,500	76,600	63,000	153,490	16,000	8,000
Weighted average fair value at the measurement date	R$79.36	R$107.33	R$92.78	R$100.97	R$79.12	R$76.45	R$62.51	R$70.69
Vesting period (years)	1-4	1-4	1-4	1-4	1-4	1-4	1-4	1-4

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The table below presents the number and movements in RSUs for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023

Outstanding at January 1	656,634	854,431	447,224
Granted	381,000	44,500	317,090
Stock options exchanged to RSUs	-	-	215,797
Exercised	(224,070)	(222,910)	(99,576)
Expired	(93,846)	(19,387)	(26,104)
Outstanding at December 31	719,718	656,634	854,431

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income and other comprehensive income for the year ended December 31, 2025 were R$10,509 (R$15,030 and R$10,685 in 2024 and 2023, respectively). Labor and social obligations expenses were R$2,660, R$8,988 and R$7,177 for the years ended December 31, 2025, 2024 and 2023, respectively.

15	Equity

Share capital

As of December 31, 2025, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 55,148,697 class A common shares and 38,574,134 class B common shares. As of December 31, 2024, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares. As of December 31, 2025 and 2024, the Company’s authorized capital was US$50 thousand divided into 1,000,000,000 shares of a nominal value of US$0.00005 each.

Dividends

In the year ended December 31, 2025, CCSI and IESVAP approved the payment of dividends of R$76,862, which R$59,641 was distributed to the Company and R$17,221 to non-controlling shareholders (December 31 2024: R$79,701, which R$61,412 was distributed to the Company and R$18,289 to non-controlling shareholders and December 31, 2023: R$65,539, which R$46,788 was distributed to the Company and R$18,750 to non-controlling shareholders).

On March 12, 2025, the Company’s Board of Directors approved the first dividend distribution in the amount of R$129,784, representing 20% of the Company’s consolidated net income for the year ended December 31, 2024 and a dividend per share of R$1.348923, to the shareholders on record as of the close of business on March 26, 2025, paid in U.S. dollars on April 4, 2025, at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2025.

Treasury shares

On August 13, 2025, the Company’s board of directors approved a new share repurchase program. Under the share repurchase program, Afya may repurchase up to 4,000,000 of its outstanding Class A common shares, in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning from August 15, 2025 until the earlier of the completion of the repurchase or December 31, 2026, depending upon market conditions. During the year ended December 31, 2025, the Company’s cash outflow was R$77,002.

The table below illustrates the number and movements in treasury shares during the years ended December 31, 2025, 2024 and 2023:

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Number of treasury shares	Average price (in Brazilian Reais)

Outstanding at January 1, 2023	3,786,285	80.54
Repurchased	216,339	57.17
Delivered under the share-based compensation plans	(229,146)	79.28
Outstanding at December 31, 2023	3,773,478	79.28
Delivered under the share-based compensation plans	(317,940)	79.28
Outstanding at December 31, 2024	3,455,538	79.28
Repurchased	966,541	80.24
Delivered under the share-based compensation plans	(566,929)	79.28
Outstanding at December 31, 2025	3,855,150	79.52

16	Earnings per share

The table below presents the basic and diluted earnings per share calculations:

	2025	2024	2023
Numerator
Net income attributable to the owners of the Company	752,461	631,510	386,324
Denominator
Weighted average number of outstanding shares	90,475,878	90,122,429	89,830,351
Effects of dilution from stock options and restricted stock units	791,733	1,032,207	706,492
Weighted average number of outstanding shares adjusted for the effect of dilution	91,267,611	91,154,636	90,536,843

Basic earnings per share (R$)	8.32	7.01	4.30
Diluted earnings per share (R$)	8.24	6.93	4.27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Revenue

	2025	2024	2023

Tuition fees	4,684,322	4,052,379	3,505,250
Other	331,934	305,527	263,937
Deductions
Discount and scholarships	(685,219)	(515,311)	(435,368)
Returns	(31,665)	(25,312)	(27,743)
Taxes	(194,477)	(170,628)	(142,825)
PROUNI	(407,640)	(342,326)	(287,338)
	3,697,255	3,304,329	2,875,913
Timing of revenue recognition
Transferred over time	3,618,234	3,242,035	2,821,251
Transferred at a point in time	79,021	62,294	54,662

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the contributions Social Integration Program (Programa de Integração Social, or PIS) and the Social Contribution on Revenue (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the revenue for the Company’s operating segments for the years ended December 31, 2025, 2024 and 2023.

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2025

Types of services or goods	3,255,426	284,471	171,323	(13,965)	3,697,255
Tuition fees	3,239,729	187,707	-	-	3,427,436
Other	15,697	96,764	171,323	(13,965)	269,819

Timing of revenue recognition	3,255,426	284,471	171,323	(13,965)	3,697,255
Transferred over time	3,239,729	223,774	168,696	(13,965)	3,618,234
Transferred at a point in time	15,697	60,697	2,627	-	79,021

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2024

Types of services or goods	2,895,692	255,438	161,787	(8,588)	3,304,329
Tuition fees	2,877,731	122,391	-	-	3,000,122
Other	17,961	133,047	161,787	(8,588)	304,207

Timing of revenue recognition	2,895,692	255,438	161,787	(8,588)	3,304,329
Transferred over time	2,877,731	218,573	154,319	(8,588)	3,242,035
Transferred at a point in time	17,961	36,865	7,468	-	62,294

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	Undergraduate	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	2023

Types of services or goods	2,511,018	235,830	140,282	(11,217)	2,875,913
Tuition fees	2,494,121	146,477	-	-	2,640,598
Other	16,897	89,353	140,282	(11,217)	235,315

Timing of revenue recognition	2,511,018	235,830	140,282	(11,217)	2,875,913
Transferred over time	2,494,121	206,098	132,249	(11,217)	2,821,251
Transferred at a point in time	16,897	29,732	8,033	-	54,662

18	Costs and expenses by nature

	2025	2024	2023

Payroll (i)	(1,370,361)	(1,236,666)	(1,149,225)
Hospital and medical agreements	(80,449)	(94,583)	(86,151)
Depreciation and amortization	(373,344)	(333,341)	(289,511)
Lease expenses	(12,617)	(11,207)	(10,871)
Utilities	(24,722)	(22,730)	(20,403)
Maintenance	(134,156)	(127,777)	(105,919)
Share-based compensation	(15,318)	(32,424)	(31,535)
Tax expenses	(12,091)	(12,105)	(14,447)
Sales and marketing	(114,803)	(85,469)	(74,140)
Allowance for expected credit losses	(57,090)	(60,894)	(74,552)
Travel expenses	(26,144)	(20,345)	(16,098)
Consulting fees	(32,645)	(46,022)	(62,630)
Other	(230,310)	(201,361)	(189,015)
	(2,484,050)	(2,284,924)	(2,124,497)
Cost of services	(1,313,895)	(1,215,603)	(1,109,813)
Selling, general and administrative expenses	(1,113,065)	(1,008,427)	(940,132)
Allowance for expected credit losses	(57,090)	(60,894)	(74,552)

(i)	Includes the costs of pedagogical services related to the practicing physician who provides practical training and supervision to medical students (preceptors).

19	Finance result

	2025	2024	2023

Financial income from cash equivalents	138,456	59,381	73,672
Interest earned	49,527	43,417	33,450
Other	6,960	8,485	3,520
Finance income	194,943	111,283	110,642

Interest expense	(316,379)	(254,386)	(285,447)
Interest expense on lease liabilities	(123,067)	(111,966)	(100,849)
Financial discounts	(54,254)	(33,240)	(30,891)
Credit card charges	(6,901)	(5,824)	(4,096)
Bank fees	(3,882)	(4,436)	(7,163)
Exchange variance	(3,095)	(8,944)	(681)
Other	(53,446)	(39,946)	(28,489)
Finance expenses	(561,024)	(458,742)	(457,616)

Net finance result	(366,081)	(347,459)	(346,974)

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis, except by the requirements of the Pillar Two global minimum tax.

Income taxes expenses

The Company calculates the income taxes expenses using the tax rate that would be applicable to the expected total annual earnings, including the effects of the OECD’s Pillar Two global minimum tax, which is applicable for the fiscal year ended December 31, 2025.

The table below presents the reconciliation of income tax expense for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023

Income before income taxes	860,945	676,391	429,582
Statutory income taxes rate	34%	34%	34%
Income taxes at statutory rate	(292,721)	(229,973)	(146,058)

Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(20,042)	(37,007)	(32,274)
PROUNI - Fiscal incentive (i)	454,380	379,747	309,952
Unrecognized deferred taxes assets on tax losses	(161,215)	(130,074)	(154,062)
Recognized deferred taxes	40,826	-	3,233
Presumed profit income tax regime effect (ii)	(372)	338	(8,787)
Permanent adjustments:
Management bonuses	(9,146)	(6,533)	-
Gifts	(1,742)	(1,655)	(1,552)
Sponsorship	(953)	(521)	(470)
Other	(1,744)	(4,744)	(2,665)
Pillar Two - See Note 2.3(q)	(109,458)	-	-
Other	9,685	2,951	8,517
Income taxes expense	(92,502)	(27,471)	(24,166)
Current	(133,328)	(24,238)	(27,399)
Deferred	40,826	(3,233)	3,233
Effective rate	10.70%	4.10%	5.62%

(i)	The Company adhered to PROUNI, established by Law 11,096/2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by this Law.
(ii)	Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

The table below shows the balances of deferred tax assets and liabilities as of December 31, 2025 and 2024:

	2024	Additions (i)	2025

Deferred tax assets
Tax losses carry forward	-	1,703	1,703
Temporary differences:
Allowance for expected credit losses	-	1,196	1,196
IFRS 16 - Leases:
Right-of-use assets	-	56,180	56,180
Lease liabilities	-	(47,232)	(47,232)
Provision for profit sharing	-	2,047	2,047
Provision for legal proceedings and contingencies	-	7,672	7,672
Amortization of intangible assets	-	44,486	44,486
Other	-	67	67
	-	66,119	66,119
Deferred tax liabilities
Tax benefit from tax deductible goodwill	-	(25,293)	(25,293)
Fair value remeasurements on business combinations	(28,274)	-	(28,274)
	(28,274)	(25,293)	(53,567)
Deferred tax assets (liabilities), net	(28,274)	40,826	12,552

(i)	Recognized in the consolidated statement of income and other comprehensive income.

The deferred tax assets were limited to the expected amount to be recovered, with the corresponding impact recognized in the consolidated statement of income and other comprehensive income.

As of December 31, 2025, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,603,167 of tax-basis (December 31, 2024: R$1,266,126) which does not have expectations of future taxable income that could support the recognition as deferred tax assets, except for R$392,391 of tax basis from temporary differences recognized as deferred tax assets as result of expected future taxable income.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2023	22,484	24,664	148,706	195,854
Business combination	64	88	-	152
Additions	3,424	5,875	9,037	18,336
Payments	(800)	(1,051)	(14,930)	(16,781)
Reversals (i)	(2,451)	(8,276)	(82,473)	(93,200)
Balances as of December 31, 2023	22,721	21,300	60,340	104,361
Business combination	721	481	6,044	7,246
Additions	22,744	10,006	26,119	58,869
Payments	(1,638)	(2,977)	(22)	(4,637)
Reversals (i)	(13,093)	(3,670)	(35,555)	(52,318)
Balances as of December 31, 2024	31,455	25,140	56,926	113,521
Additions	20,014	9,568	6,799	36,381
Payments	(3,354)	(3,519)	-	(6,873)
Reversals (i)	(4,386)	(3,145)	(7,278)	(14,809)
Balances as of December 31, 2025	43,729	28,044	56,447	128,220

(i)	Includes the reversals of provision for legal proceedings with corresponding indemnification asset.

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

	2025	2024

Labor	36,818	38,097
Civil	59,145	50,667
Taxes	30,530	17,498
	126,493	106,262

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

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$80,379 (December 31, 2024: R$78,701) is presented in non-current other assets.

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

22	Non-cash transactions

During the years ended December 31, 2025, 2024 and 2023, the Company carried out non-cash transactions which are not reflected in the consolidated statement of cash flows. The main non-cash transactions are as follows:

	2025	2024	2023

Remeasurement of earn-out of Além da Medicina, CardioPapers and Glic	-	-	2,556
Additions and remeasurements of right-of-use assets and lease liabilities	136,714	117,897	77,715
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	1,678	(3,154)	20,000
Additions to intangibles and goodwill through accounts payable to selling shareholders.	40,000	279,989	234,000
Dividends payable	192	-	-

23	Subsequent events

Medical school seats increase in ITPAC Porto

On February 6, 2026, MEC authorized the increase of 63 medical school seats of ITPAC Porto located in the city of Abaetetuba, State of Pará. With this authorization, Afya reached 113 medical school seats on this campus.

Dividend distribution

On March 12, 2026, the Company’s Board of Directors approved a dividend distribution in the amount of R$307.4 million, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, payable in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026. The payment will be made at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2026.

*****

